Form 20-F
period 2018-09-30
Castor Maritime Inc.
filed 2019-01-31
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
For the transition period from ___________________________ to ___________________________
Commission file number 000-55932

CASTOR MARITIME INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Christodoulou Chatzipavlou 223
Hawaii Royal Gardens, Apart. 16
3036 Limassol, Cyprus
(Address of principal executive offices)

Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer
Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus
+ 357 25 357 767,
petrospan@castormaritime.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
Title of class

None
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, $0.001 par value
Series C Participating Preferred Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period covered by the annual report:
As of September 30, 2018, there were outstanding 2,400,000 common shares of the Registrant, $0.001 par value per share.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP
☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17
☐ Item 18
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes	☒ No

iii

TABLE OF CONTENTS
Page
PART I

iv

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Castor Maritime Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this annual report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.
The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:
●	our future operating or financial results;
●	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
●	our ability to successfully employ our existing and newbuilding dry bulk vessels;
●	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
●
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our Vessel (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
●	risks associated with vessel construction;
●	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
●	vessel breakdowns and instances of off-hire;
●	potential conflicts of interest involving members of our board of directors, or the Board, and senior management;
●	potential liability from pending or future litigation;
●	potential exposure or loss from investment in derivative instruments;

●	general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;
●	changes in supply and demand in the dry bulk shipping industry, including the market for our Vessel and the number of newbuildings under construction;
●	the strength of world economies;
●	stability of Europe and the Euro;
●	fluctuations in interest rates and foreign exchange rates;
●	changes in seaborne and other transportation;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	general domestic and international political conditions; and
●	potential disruption of shipping routes due to accidents or political events.
Any forward-looking statements contained herein are made only as of the date of this annual report, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to Castor Maritime Inc. and all of its subsidiaries, and “Castor Maritime Inc.” refers only to Castor Maritime Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.	Selected Financial Data
The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with “Item 5. Operating and Financial review and Prospects.”  The data for the year ended September 30, 2018 and for the period December 31, 2016 to September 30, 2017 and the selected balance sheet data as of September 30, 2018 and 2017 have been derived from our audited financial statements included elsewhere in this document.
SELECTED CONSOLIDATED FINANCIAL DATA

In U.S. dollars, except for share data	Period from December 13, 2016 to September 30, 2017	Year ended September 30, 2018
Statement of Comprehensive Income
Revenues	2,018,061	3,960,822
Voyage expenses	80,853	37,373
Vessel operating expenses	1,194,995	1,727,770
General and administrative expenses	94,440	459,400
Depreciation & amortization	182,346	637,611
Management fees to related party	55,500	111,480
Operating Income	409,927	987,188

Interest income	-	4,243
Bank charges	(532)	(3,393)
Gain on derivative financial instruments	475,530	-
Foreign exchange losses	(7,021)	(8,539)
Other, net	740	1,439
Total other income/(loss), net	468,717	(6,250)
	-	-
Net income and comprehensive income	878,644	980,938

Earnings/(losses) per common share, basic & diluted	0.35	(0.28)

Weighted average number of common shares, basic and diluted	2,400,000	2,400,000

Other financial data:
Net Cash Provided by Operating Activities	770,749	902,706

Selected Balance Sheet Data (at period/year end):	September 30, 2017	September 30, 2018
Cash and Cash Equivalents	836,468	1,739,174
Total Assets	8,717,918	9,623,798
Common Stock	2,400,000	2,400,000
Total Shareholders’ Equity	8,493,644	9,474,582

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the offer and use of Proceeds
Not applicable.
D.	Risk Factors
Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.
Risk Related To Our Industry
Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability.
The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The current downturn in the dry bulk charter market, from which we derive and plan to continue to derive our revenues, has severely affected the entire dry bulk shipping industry. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for dry bulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 20 key dry bulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement during September 2017 and September 2018, ranging from a low of 952 in April 2018 to a high of 1,774 in July 2018, it remains at low levels compared to historical highs and there can be no assurance that the dry bulk charter market will not decline further.
Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.
Furthermore, a significant decrease in charter rates would cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our Vessel may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in our financial statements, resulting in a loss and a reduction in earnings.
Factors that influence demand for vessel capacity include:
●	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
●	the location of regional and global exploration, production and manufacturing facilities;
●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;
●	developments in international trade;
●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
●	environmental and other regulatory developments;
●	currency exchange rates; and
●	the weather.
Demand for our Vessel is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk vessels currently on order with shipyards, the capacity of the global dry bulk vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Factors that influence the supply of vessel capacity include:
●	number of newbuilding orders and deliveries;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	port and canal congestion;
●	scrapping of older vessels;
●	speed of vessel operation;
●	vessel casualties; and
●	number of vessels that are out of service or laid up.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
Global economic conditions may continue to negatively impact the dry bulk shipping industry.
In the current global economy, operating businesses are faced with tightening credit, weak demand for goods and services, and weak international liquidity conditions. There has similarly been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In particular, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk vessels, creating downward pressure on charter rates and vessel values. Any further weakening in global economic conditions may have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:
●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

●	decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
●	limited financing for vessels;
●	widespread loan covenant defaults; and
●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.
The over-supply of dry bulk vessel capacity may continue to prolong or further depress the current low charter rates, which has and may continue to limit our ability to operate our dry bulk vessels profitably.
The supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of September 30, 2018, the newbuilding orderbook stands at approximately 13% of the existing fleet capacity. Until the new supply of vessels is fully absorbed by the market, charter rates may continue to be under pressure in the near to medium term.
Our Vessel has operated under time charters but may be placed on spot charter in the future and any decrease in spot charter rates may adversely affect our earnings.
Our Vessel has operated under time charters but may be placed on the spot market in the future, exposing us to fluctuations in spot market charter rates.  Further, we may employ any additional vessels that we acquire in the spot market.
Although the number of vessels in our fleet that may participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot market and only our Vessel that may operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
Historically, the dry bulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. The weak global economic trends may further reduce demand for transportation of dry bulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our Vessel in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our Vessel trading in the spot market profitably, or meet our obligations. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
●	a marine disaster;
●	terrorism;
●	environmental accidents;
v	cargo and property losses and damage; and

●	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our Vessel in an oil spill or other environmental disaster may harm our reputation as a safe and reliable dry bulk operator.
World events could affect our operations and financial results.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
We face risks attendant to changes in economic and regulatory conditions around the world.
We face risks attendant to changes in economic environments, changes in interest rates, instability in the banking and securities markets and trade regulation around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements.
For example, the economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for dry bulk shipping. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade, with recent demand growth driven by stronger iron ore and coal imports into China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP for the year ended December 31, 2018, was 6.6%, down from a growth rate of 6.9% for the year ended December 31, 2017, but remaining well below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions.
The United States, the European Union and other parts of the world have likewise experienced relatively slow growth and weak economic trends since 2008. Over the past several years, the credit markets in the United States and Europe have remained contracted, deleveraged and less liquid, and the U.S. federal and state governments and European authorities have implemented governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Specifically, concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries, or market perceptions concerning these and related issues, could reduce the overall demand for dry bulk cargoes and for our service, which could negatively affect our financial position, results of operations and cash flow.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. The current U.S. president was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

While global economic conditions have generally improved, renewed adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.
We may not be able to obtain financing on acceptable terms, which may negatively impact our planned growth.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our Vessel is a potential piracy or terrorist target could have a material adverse impact on our business, financial condition and results of operations.
Further, if these piracy attacks occur in regions in which our Vessel is deployed that insurers characterize as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows, financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our Vessel may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.
From time to time on charterers' instructions, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. From February 21, 2017 to the date of this annual report, our Vessel had no port calls in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.
The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our Vessel to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Most vessels are also required to be drydocked, or inspected by divers, every two to three years for inspection of its underwater parts.
Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.

Currently, our Vessel will be required to comply with the regulation at our IOPP renewal survey scheduled for August 8, 2022.
We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our Vessel operate or are registered, which can significantly affect the ownership and operation of our Vessel.  These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the United Nations International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally refer to as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our Vessel. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the U. S.  Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping and offshore industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Paris Agreement (discussed below), or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, that required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.
We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our Vessel is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies.  In addition, vessel classification societies impose significant safety and other requirements on our Vessel.
Maritime claimants could arrest our Vessel, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of our Vessel could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our Vessel for liabilities of other vessels that we will then own.

Governments could requisition our Vessel during a period of war or emergency resulting in a loss of earnings.
A government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our Vessel could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our Vessel, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.
It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.
Our business has inherent operational risks, which may not be adequately covered by insurance.
Our Vessel and its cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our Vessel. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
In the event of a casualty to our Vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our Vessel employed under time charters against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurance, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence.
We maintain hull and machinery insurance, protection and indemnity insurance for our Vessel, which provides environmental damage and pollution insurance coverage and war risk insurance. We do not maintain, for our Vessel, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.
We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Risk Related To Our Company
We are a recently formed company with a limited history of operations.
We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. We have only one vessel with a relatively short operating history, and as such, we will face certain operational challenges not faced by companies with a longer operating history and more vessels.
We may not be able to re-charter or obtain new and favorable charters for our Vessel, which could adversely affect our revenues and profitability.
Our Vessel is employed on time and voyage charters.  Our ability to renew charters or obtain new charters will depend on the prevailing market conditions at the time. Additionally, we expect to continue to employ our Vessel in the spot charter market, exposing us to fluctuations in the spot charter rates. The spot charter market may fluctuate significantly based upon drybulk vessel supply and demand. The successful operation of our Vessel in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters. If future spot charter rates decline, we may be unable to operate our Vessel trading in the spot market profitably.
If we are not able to obtain new charters, either on time charter or in the spot market, in direct continuation with our existing charter or if new charters are entered into at rates substantially below the existing rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected and we may have difficulty meeting our obligations or paying dividends in the future.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our charter agreement, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.
We expect to employ our Vessel under short-term, medium or long-term charter agreements as well as in the spot market. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot charter or other agreement with us, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future.
We cannot assure you that our Board will declare dividends.
Our Board will continue to assess our dividend policy and may in the future determine to pay dividends. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in debt agreements that we may enter into in the future and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The drybulk industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.
The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.
We may have difficulty managing our planned growth properly.
We are a newly incorporated company formed for the purpose of acquiring, owning, chartering and operating drybulk vessels. One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. As our business grows, we intend to acquire additional drybulk vessels and expand our activities. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
●	identify suitable drybulk vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;
●	obtain required financing for our existing and new operations;
●
integrate any acquired drybulk vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

●	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

●	enhance our customer base; and
●	improve our operating, financial and accounting systems and controls.
Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.
As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our Vessel.
Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore-side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our Vessel. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
We may generate our revenues and incur some of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our revenues and vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. Our operating results could suffer as a result.
We operate a secondhand vessel, and we are exposed to increased operating costs which could adversely affect our earnings and, as our Vessel ages, the risks associated with our Vessel could adversely affect our ability to obtain profitable charters.
While we have inspected our Vessel, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our Vessel and may restrict the type of activities in which the vessel may engage. As our Vessel ages, market conditions may not justify those expenditures or enable us to operate our Vessel profitably during the remainder of its useful life.
The aging of our Vessel may result in increased operating costs in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our Vessel ages typically, it will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our Vessel and may restrict the type of activities in which our Vessel may engage. We cannot assure you that, as our Vessel ages, market conditions will justify those expenditures or enable us to operate our Vessel profitably during the remainder of its useful life.

Technological innovation could reduce our charter hire income and the value of our Vessel.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk vessels are built that are more efficient or more flexible or have longer physical lives than our Vessel, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our Vessel once their initial charters expire and the resale value of our Vessel could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.
A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
We conduct our operations through a subsidiary which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.
Our subsidiary may be subject to taxation in the jurisdictions in which its activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to shareholders.
Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the common shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.
We are dependent on our management and their ability to hire and retain key personnel, in particular our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis.
Our success will depend upon our and our management’s ability to hire and retain key members of our management team, including Petros Panagiotidis. The loss of Mr. Panagiotidis could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
Risks Relating To Our Common Shares
We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can’t predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.
We are incorporated in the Marshall Islands and all of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.
We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive office is located in Cyprus. In addition, all of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so. See “Enforcement of Civil Liabilities and Indemnification for Securities Act Liabilities.”
An active and liquid market for our common shares may not develop or be sustained.
Currently, our common shares are listed on the Norwegian OTC, or the NOTC, under the symbol “CASTOR.” Active and liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants.  Since the listing of our common shares on the NOTC, only approximately 4,700 common shares have traded as of the date of this annual report. If an active trading market for our common shares does not develop, the price of the common shares may be more volatile, and it may be more difficult and time-consuming to complete a transaction in the common shares, which could have an adverse effect on the realized price of the common shares. We cannot predict the price at which our common shares will trade and cannot guarantee investors can sell their shares at or above the issuance price. There is no assurance that an active and liquid trading market for our common shares will develop or be sustained.
Anti-takeover provisions in our organizational documents and in our stockholder rights plan could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, which could adversely affect the market price of our common shares.
Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

●	authorizing our Board to issue “blank check” preferred stock without stockholder approval;
●	providing for a classified Board with staggered, three year terms;
●	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at stockholder meetings;
●	prohibiting cumulative voting in the election of directors;
●	limiting the persons who may call special meetings of shareholders; and
●	establishing supermajority voting provisions with respect to amendments to certain provisions of our articles of incorporation and bylaws.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Stock, has control over us.
Our Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the 12,000 outstanding shares of our Series B Preferred Stock.  The shares of Series B Preferred Stock each carry 100,000 votes.  By its ownership of 100% of our Series B Preferred Stock, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.
For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our Vessel and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our spot chartering and time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this annual report entitled “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Our Series A Preferred Shares rank prior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.
The rights of the holders of our Series A Preferred Shares rank senior to the obligations to holders of our common shares. Upon our liquidation, the holders of Series A Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The existence of the Series A Preferred Shares could have an adverse effect on the value of our common shares.
Risks Relating to Our Series A Preferred Shares
We may not have sufficient cash from our operations to enable us to pay dividends on our Series A Preferred Shares following the payment of expenses and the establishment of any reserves.
We pay semi-annual dividends on our Series A Preferred Shares only from funds legally available for such purpose when, as and if declared by our Board. We may not have sufficient cash available to pay our dividends semi-annually. The amount of dividends we can pay on our Series A Preferred Shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate.
The amount of cash we have available for dividends on our Series A Preferred Shares will not depend solely on our profitability. The actual amount of cash we have available to pay dividends on our Series A Preferred Shares depends on many factors, including the following:
●	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
●
restrictions under any future credit facilities or any future debt securities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default, or under certain facilities if it would result in the breach of certain financial covenants;

●	the amount of any cash reserves established by our Board; and

●
restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by noncash items, and our Board in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.
The Series A Preferred Shares represent perpetual equity interests.
The Series A Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Shares may be required to bear the financial risks of an investment in the Series A Preferred Shares for an indefinite period of time. In addition, the Series A Preferred Shares will rank junior to all of our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.
Our Series A Preferred Shares are subordinate to our indebtedness, and your interests could be diluted by the issuance of additional preferred shares, including additional Series A Preferred Shares, and by other transactions.
Our Series A Preferred Shares are subordinated to all indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of any indebtedness. Our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 50,000,000 preferred shares, par value $0.001 per share. Of these preferred shares, 480,000 shares have been designated Series A Preferred Shares. The issuance of additional Series A Preferred Shares would dilute the interests of holders of our Series A Preferred Shares, and any issuance of indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares. The Series A Preferred Shares do not contain any provisions affording the holders of our Series A Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A Preferred Shares, so long as the rights of our Series A Preferred Shares are not directly materially and adversely affected.
We may redeem the Series A Preferred Shares, and you may not be able to reinvest the redemption price you receive in a similar security.
On or after March 22, 2018, we may, at our option, redeem Series A Preferred Shares, in whole or in part, at any time or from time to time. We may have an incentive to redeem Series A Preferred Shares voluntarily if market conditions allow us to issue other preferred shares or debt securities at a rate that is lower than the dividend on the Series A Preferred Shares. If we redeem Series A Preferred Shares, then from and after the redemption date, your dividends will cease to accrue on your Series A Preferred Shares, your Series A Preferred Shares shall no longer be deemed outstanding and all your rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If we redeem the Series A Preferred Shares for any reason, you may not be able to reinvest the redemption price you receive in a similar security.
Holders of Series A Preferred Shares you have extremely limited voting rights.
Your voting rights as a holder of Series A Preferred Shares are extremely limited. Our common shares and Series B Preferred Shares are the only outstanding classes or series of our shares carrying full voting rights. Holders of Series A Preferred Shares have no voting rights other than the ability to approve any amendments to our Articles of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares.
Our ability to pay dividends on and to redeem our Series A Preferred Shares is limited by the requirements of Marshall Islands law.
Marshall Islands law provides that we may pay dividends on and redeem the Series A Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series A Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
We are an international company that was incorporated in the Republic of the Marshall Islands on September 11, 2017 for the purpose of acquiring, owning, chartering and operating drybulk vessels. We are a provider of worldwide seaborne transportation services for drybulk cargo, including, among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks.”
Currently, we own one Panamax vessel with a carrying capacity of 76,453 dwt.
We intend to deploy our Vessel and future vessels that we may acquire on a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. Our Vessel is currently employed under a time charter trip until late February 2019.
In September 2017, we purchased our wholly-owned subsidiary Spetses Shipping Co., a Marshall Islands corporation, or Spetses, which owns a 76,453 dwt drybulk carrier, the Magic P, or our Vessel.  Our Vessel, which was acquired from an unrelated third-party charter free, was delivered to Spetses on February 21, 2017 and commenced operations on February 22, 2017.
B.	Business Overview
Our Fleet
The following table summarizes key information about our Vessel as of the date of this annual report:
Vessel Name	Year Built	Type of Charter	Capacity (dwt)	Delivered to Spetses	Latest Charter Expiration
Magic P	2004	Time Charter	76,453	February 21, 2017	February 2019

Employment of our Vessel
Our Vessel is currently employed on a time charter trip with RWE Supply & Trading GMBH. The rate is $11,000 per day until the end of February 2019. The charterers have the option to continue the charter for a period of 4-6 months at a rate of $12,000 per day.
Management of our Business
The ship management of our Vessel is provided by Pavimar S.A., or Pavimar, or our Manager, a company controlled by Ismini Panagiotidi, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Under the management agreement, Pavimar provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting services, general administration and audit support, in exchange for a fixed daily fee of $250. The level of our daily fixed fee is subject to an annual review on the anniversary of the management agreement dated December 16, 2016. The agreed upon daily fixed fee with Pavimar from December 16, 2017 is $320 and will remain at this level until December 16, 2019, at which time the daily management fee may be revised.

Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our Vessel may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our Vessel to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our Vessel. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of our Vessel.
Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for our Vessel that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our Vessel. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that our Vessel is currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% Sulphur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our Vessel is in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our Vessel for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained an Anti‑fouling System Certificates for our Vessel that is subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, our Vessel is ISM Code certified. We have nominated Pavimar S.A. to technically operate our Vessel.  The technical managers have obtained the document of compliance in order to operate the vessel in accordance with the ISM Code.  However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii) injury to, or economic losses resulting from, the destruction of real and personal property;
(iv) loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
 (v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our Vessel could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessel calls.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for our Vessel. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our Vessel.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our Vessel from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VPG and USCG regulations regarding ballast water treatment—such as mid-ocean ballast exchange programs and installation of approved USCG technology—remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our Vessel where required.    Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our Vessel or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our Vessel from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
International Labour Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that our Vessel is in substantial compliance with and is certified to meet MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  Our Vessel is certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Competition
Demand for dry bulk carriers fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to their supply and demand.  Ownership of dry bulk carriers is highly fragmented.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our Vessel. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our Vessel to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.
Seasonality
Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results for our Vessel when trading in the spot market or if on time charter when a new time charter is being entered into. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere.  Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends.
C.	Organizational Structure
We were incorporated in the Republic of the Marshall Islands on September 11, 2017, with our principal executive offices located at Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus. Our significant wholly-owned subsidiary as of September 30, 2018 is listed in Exhibit 8.1 to this annual report on Form 20-F.
D.	Property, Plant and Equipment
Please see Item 4. Information on the Company B. Business Overview Our Fleet, for a description of our Vessel.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Introduction

The following discussion provides a review of the performance of our operations and compares its performance with that of the preceding year. Our business was founded in December 2016 and our first fiscal year ended on September 30, 2017.  Therefore, these consolidated financial statements present the operations for the year ended September 30, 2018 and the comparatives for the period from December 13, 2016 to September 30, 2017. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise.

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements”. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3 Key Information-D. Risk Factors”.
Overview

 We are a provider of worldwide seaborne transportation services for dry bulk cargo, including, among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks.” We own one Panamax vessel with a carrying capacity of approximately 76,000 dwt. Our Vessel is managed by Pavimar, under the supervision of our chief executive officer and our board of directors. Pavimar is controlled by the sister of our Chairman, Chief Executive Officer and Chief Financial Officer.

We deploy our Vessel on a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of January 31, 2019 our Vessel was employed under a period time charter. We believe that our customers enter into period time and spot charters with us because of the good performance of our Vessel, the first class cargo holds and the reliable operation.

During the year ended September 30, 2018, we generated voyage revenues of approximately $4.0 million. Our revenues were positively impacted by the continuing trend of low growth in capacity on the supply side and increased ship-chartering activity on the demand side for drybulk vessels.

For the year ended September 30, 2018, we generated operating income of $1 million, primarily due to the revenues we generated from the employment of our Vessel under period charters. In the same period, we generated $0.9 million of cash from operating activities.

A.	Operating Results
Principal factors impacting our results of operations and financial condition and operational metrics

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal period presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

●	The cyclical nature of the industry and its impact on charter rates and vessel values;

●	Employment and operation of our Vessel; and

●	Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Vessel.

●	Our operating results also are largely driven by the vessel ownership days, available days and fleet utilization.

Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical nature of the industry

One of the factors that impact our profitability is the hire rates that we are able to charge. The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The drybulk industry has often been characterized by periods of imbalances between supply and demand, causing charter hire rates to be volatile. The degree of charter hire rate volatility among different types of drybulk vessels has varied wi-dely, and charter hire rates for drybulk vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our Vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. Our gross revenues for the period from October 1, 2017 to September 30, 2018 consisted primarily of hire earned under time charter contracts, where charterers pay a fixed daily hire. In the future, our revenues may also consist of amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Our future gross revenues may be affected by the proportion of voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

In 2018, charter hire rates improved from the low levels of recent years due to demand continuing to catch up with supply. The BDI average for the years ended December 31, 2016, 2017 and 2018 was 673, 1,145 and 1,354 points, respectively. Following the increased flow of newbuilding vessels that entered the market during the early 2000’s, the oversupply of capacity had a negative impact on the market as demand for dry-bulk commodities transfer was not able to absorb the flow of the vessels entering the market. As the flow of newbuilding vessels is constantly being driven down and scrapping of vessels having reached record levels, the increase in deadweight carrying capacity for 2018 is expected to increase by approximately 4.9%, which is significantly lower from the double digit increases during the early 2000’s while increase in demand of commodities is expected to increase by approximately 4.3%. The volatility in charter rates in the drybulk market affects the value of drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows and liquidity.

Employment and operation of our Vessel

A factor that impacts our profitability is the employment and operation of our Vessel which mainly requires; her regular maintenance and repair; effective crew selection and training; ongoing supply of our Vessel with the spares and the stores that she requires; contingency response planning; auditing of our Vessel’s onboard safety procedures; arrangements for our Vessel’s insurance; chartering of the vessel; training of onboard and on shore personnel with respect to the vessel’s security and security response plans (ISPS); obtaining of ISM certification and performing the necessary audit for the vessel within the six months of taking over a vessel; and the ongoing performance monitoring of the vessel.

Financial, general and administrative management.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our Vessel, requires us to manage our financial resources, including banking relationships, such as administration of bank accounts; manage our accounting system and records and financial reporting; monitor and ensure compliance with the legal and regulatory requirements affecting our business and assets; and manage our relationships with our service providers and customers.

The following table presents the operational metrics that management uses to assess our financial condition and results of operations:

	For the period ended September 30, 2017	For the period ended September 30, 2018
	(In U.S. dollars, except for days and utilization)
Operational Metrics
Available days (1)	216	336
Ownership days (2)	222	365
Fleet utilization (3)	97%	92%
Daily time charter equivalent (or TCE) (4)	8,969	11,677
Daily vessel operating expenses (5)	5,383	4,734
Daily management fees (6)	250	305
Daily general and administrative expenses (7)	425	1,259

(1) Available days are the total ownership days we possessed our Vessel during the relevant period after subtracting off hire days associated with major repairs, drydockings or special or intermediate surveys.

(2) Ownership days are the total days we owned our Vessel during the relevant period

(3) Fleet utilization: We calculate fleet utilization by dividing the number of our available days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.
Dry-docking. We shall periodically dry-dock our Vessel for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
(4) TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is determined by dividing voyage revenues net of voyage expenses by Available days for the relevant time period. The TCE rate is not a measure of financial performance under U.S. GAAP, (a non-GAAP measure), and may not be comparable to similarly titled measures of other companies. TCE is a standard shipping industry performance that provides additional meaningful information in conjunction with voyage revenues,  because it assists Company management and investors to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, period time charters and bareboat charters) under which a shipping Company’s vessels may be employed between periods. The Company believes that it provides useful information to investors regarding the Company's financial performance.
The following table reflects the calculation of our TCE rate for the period presented:

	For the period ended September 30, 2017	For the year ended September 30, 2018
	(In U.S. dollars, except for available days)
Revenues (net of address commissions)	2,018,061	3,960,822
Voyage expenses	(80,853)	(37,373)
Time charter equivalent revenues	1,937,208	3,923,449
Available days	216	336
Time charter equivalent rate	8,969	11,677

Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

(5) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

(6) Daily management fees, are calculated by dividing management fees by ownership days for the relevant time period.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses, including foreign exchange differences, by ownership days for the relevant time period.

Results of Operations
 (In U.S. Dollars, except for share data)
	Period ended September 30,2017	Year ended September 30, 2018	Change -amount	Change-%
Revenues (net of address commissions)	2,018,061	3,960,822	1,942,761	96%
Expenses:
Voyage expenses	80,853	37,373	(43,480)	(54%)
Vessel operating expenses	1,194,995	1,727,770	532,775	45%
Management fees to related party	55,500	111,480	55,980	101%
General and administrative expenses	94,440	459,400	364,960	386%
Depreciation and amortization	182,346	637,611	455,265	250%

Operating income	409,927	987,188	577,261	141%
Other income/(expenses):
Bank charges	(532)	(3,393)	(2,861)	538%
Interest income	-	4,243	4,243	100%
Foreign exchange losses	(7,021)	(8,539)	(1,518)	22%
Gain on derivative financial instruments	475,530	-	(475,530)	(100%)
Other, net	740	1,439	699	94%
Total other income/(losses), net:	468,717	(6,250)	(474,967)	(101%)
Net profit before income taxes	878,644	980,938	102,294	12%
Income taxes	-	-	-
Net income and comprehensive income	878,644	980,938	102,294	12%
Earnings/(loss) per common share, basic and diluted	0.35	(0.28)
Weighted average number of common shares, basic and diluted	2,400,000	2,400,000

Vessel Revenue, Net - The increase was attributable to the increase in prevailing charter rates and the increase in number of days our vessel was employed. We had 336 available days in the year ended September 30, 2018 (365 ownership days less 29 drydock days) compared to 216 available days in the period ended September 30, 2017 as the vessel was acquired on February 21, 2017. The average TCE rate increased in 2018 by 30% to $11,677 compared to $8,969 for 2017. TCE rate is a non-GAAP measure. Please see the reconciliation above of TCE rate to Net Revenues, the most directly comparable U.S. GAAP measure.
Voyage Expenses – Voyage expenses include gain on bunkers which may arise where the cost of the bunker fuel sold to the new charterer exceeds the cost of the bunker fuel acquired. The decrease in voyage expenses was primarily attributable to $0.08 million higher gain on bunkers which was partly offset by an increase of $0.04 million in brokerage commissions due to the increase in revenue earned for the year ended September 30, 2018 compared to the period ended September 31, 2017.
Vessel Operating Expenses - The increase was primarily attributable to the increase in ownership days. We had 365 ownership days as of September 30, 2018 as compared to 222 ownership days as of September 30, 2017 as our Vessel was acquired on February 21, 2017. With the use of a strict planned technical maintenance program for our Vessel we managed to reduce the cost of our daily vessel operating expenses from $5,383 to $4,734
Management Fees - The increase was attributable to the increase in ownership days and the daily management fee rate payable to our Manager. We had 365 ownership days for the year ended September 30, 2018 compared to 222 ownership days for the period ended September 30, 2017. The management fee for the vessel payable to the Manager was $250 per day for the period up to September 30, 2017 and increased to $320 per day from December 16, 2017 onwards and for a period of two years thereof.
General and Administrative Expenses - The increase of $0.4 million in the year ended September 30, 2018 compared to September 30, 2017 is primarily attributable to higher professional legal, consultancy and audit fees relating to our  registration statement filing requirements.
Depreciation and Amortization - The increase is attributable to (1) an increase in depreciation from $0.2 million to $0.3 million as a result of the higher ownership days and (2) drydock amortization charge $0.3 million in the year September 30, 2018 related to the vessel dry-dock performed in 2018, the  cost of  which will be amortized over a period of approximately two years

Gain from derivative financial instruments: During the period ended September 30, 2017 the Company realized a gain of $0.5 million from derivative financial instruments entered into to manage changes in the spot market rates associated with the deployment of its vessel. During the year ended September 30, 2018 the Company did not have any derivative instruments in place.   During the period from December 13, 2016 to September 30, 2017, the Company engaged in a series of forward freight agreements (FFAs) to manage its exposure to spot market rate fluctuations.

Recent Accounting Pronouncements
Refer to Note 2 of the consolidated financial statements included in this annual report.

Inflation
Inflation has not had a material effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
Implications of Being an Emerging Growth Company

We had less than $1 billion in revenue during our last fiscal year, which means that we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:

●
exemption from the auditor attestation requirement of management's assessment of the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

●
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. See Item 3. “Key Information—D. Risk Factors— We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors”.
B.	Liquidity and Capital Resources
We operate in a cyclical and capital intensive industry and financed our sole acquisition of the Vessel through equity. As of September 30, 2017 and 2018 we had cash and cash equivalents of $0.8 million and $1.7 million, respectively. We currently have no indebtedness.
Working capital is equal to current assets minus current liabilities, As of September 30, 2017, we had a working capital surplus of $1.1 million as compared to a working capital surplus of $2 million as of September 30, 2018. We believe our working capital is sufficient for our current requirements.. Our working capital primarily increased due to increase of revenue based on prevailing charter rates and the increase in vessel’s operating days during the period.
Equity Issuances
On September 22, 2017, we entered into an exchange agreement, or the Exchange Agreement, with Spetses and its shareholders.  Under the terms of the Exchange Agreement, we issued 2,400,000 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares of the Company in exchange for all of the issued and outstanding common shares of Spetses.

Our Borrowing Activities
None.
Cash Flows
Cash Flows (In US Dollars)	Year ended September 30,2017	Year ended September 30,2018
Net cash from operating activities	770,749	902,706
Net cash from investing activities	(7,549,281)	-
Net cash from financing activities	7,615,000	-

Operating Activities: For the period ended September 30, 2017, net cash provided by operating activities amounted to $0.8 million, consisting of net income after non-cash items of $1.1 million plus a decrease in working capital of $0.3 million. For the period ended September 30, 2018, net cash provided by operating activities amounted to $0.9 million, consisting of net income after non-cash items of $1.6 million plus a decrease in working capital of $0.7 million. The major driver of the increase in net cash provided by operating activities is the increase in the number of days our vessel operated and the increased hire rates earned during fiscal year ended September 30, 2018 compared to fiscal year ended September 30, 2017 partly offset by the cash outflow related to vessel dry-dock performed during fiscal year ended 2018
Investing Activities: Investing activities in 2017 represent cash outflow for the acquisition of our Vessel Magic P in February 2017. There were no cash flows relating to investing activities for the year ended September 30, 2018.
Financing Activities: The September 30, 2017 cash inflow resulted from shareholders contribution of $ 7.6 million. There were no contributions for the year ended September 30, 2018.
C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, see above Item. 5.A. Operating Results - Cyclical nature of the industry.
While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to come to a stop and therefore no longer exert the considerable pressure it did on charter rates in recent years. There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. Charter rates may remain at current levels for some time, which may adversely affect our future growth potential and our profitability.
E.	Off Balance Sheet Arrangements
As of September 30, 2018, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
We have no contractual obligation as of September 30, 2018, however we pay our Manager a daily fixed fee of $320, which will remain at this level until December 16, 2019, at which time the daily management fee may be revised. The agreement shall continue until the sale of our Vessel, unless terminated earlier by either party upon two months written notice.
G.	Safe Harbor
See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this annual report.
H.	Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Item 18. Financial Statements Note 2 - Summary of Significant Accounting Policies.
Vessel's Depreciation

We record the value of our Vessel at its cost (which includes the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage) less accumulated depreciation. Depreciation is calculated on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Our Vessel, being a secondhand vessel is depreciated from the date of its acquisition through its remaining estimated useful life. We estimate the useful life of our Vessel to be 25 years from the date of initial delivery from the shipyard and the residual value of our Vessel to be $370 per lightweight ton. These assumptions are based on current and historical market trends. We do not expect these assumptions to change in the near future unless market trends will indicate otherwise. Changes in the useful life of a vessel or in its residual value would have the effect of increasing/decreasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Vessel Impairment
We follow the guidance under ASC 360, “Property, Plant and Equipment”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

We evaluate the carrying amount of our Vessel to determine if events have occurred that would require modification to her carrying value or useful life. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sales and purchases, business plans and overall market conditions, including trends in charter rates in the drybulk charter market, drybulk vessel values, and overall global credit market climate.

If we identify indication for impairment for our Vessel, we determine undiscounted projected net operating cash flows for the vessel and compare them to her carrying value. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about vessels' future performance, with the significant assumptions being related to charter rates, vessel utilization, vessel’s operating expenses, vessel capital expenditures, vessel residual value and her estimated remaining useful life. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for expenses. When the estimate of undiscounted cash flows expected to be generated by the use of the vessel is less than her carrying amount, we evaluate the vessel for an impairment loss.

In the event that impairment occurs, we determine the fair value of the related asset and we record a charge to earnings calculated by comparing the vessel’s carrying value to her estimated fair market value, which is determined based on management estimates and assumptions and by making use of available market data. There were no indications that the carrying value of the vessel is not recoverable as of September 30, 2017.
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. There were no indications that the carrying value of our Vessel was not recoverable as of September 30, 2018 and 2017.
As of September 30, 2017 and 2018 our Vessel’s carrying value, was below its estimated charter-free market value by approximately $4.6 million and $5.1 million respectively
Our estimate of basic market value assumes that our Vessel is in good and seaworthy condition without need for repair and, if inspected, she would be certified in class without notations of any kind. The fair value is determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from various industry sources, including:
●	reports by industry analysts and data providers that focus on our industry and related dynamics af-fecting vessel values;
●	news and industry reports of similar vessel sales;
●	news and industry reports of sales of vessels that are not similar to our Vessel where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
●	approximate market values for our Vessel or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
●	offers that we may have received from potential purchasers of our Vessel; and
●
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

Our estimates of basic market value are inherently uncertain because we obtain information from various industry and other sources. In addition, vessel values are highly volatile and, as such, our estimates may not be indi-cative of the current or future basic market value of our Vessel or prices that we could achieve if we were to sell her.
We refer you to the risk factor entitled “Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability”.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers.  Our Board currently consists of three directors and is elected annually on a staggered basis. The business address of each of our directors and executive officers listed below is Castor Maritime Inc., Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus.
The Company
Name	Age	Position
Petros Panagiotidis	28	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	37	Secretary and Class B Director
Georgios Daskalakis	29	Class A Director

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.
Petros Panagiotidis, Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Petros Panagiotidis, 28, is the founder of Castor Maritime Inc.  He has also served as the Chairman of the Board and has served as our Chief Executive Officer and Chief Financial Officer since our inception in September 2017.  Mr. Panagiotidis has been involved in shipping and investment banking for more than 5 years, during which he has held various positions in finance, operations and management. He has graduated with a Bachelor’s degree from Fordham University in International Studies and Mathematics and he earned a Master of Science degree from New York University on Management and Systems with a concentration on Risk Management.
Dionysios Makris, Secretary and Class B Director
Dionysios Makris, 37, is a lawyer and a member of the Athens Bar Association since September 2005.  Mr. Makris is based in Piraeus, Greece and is licensed to practice law before the Supreme Court of Greece.  He practices mainly shipping, commercial, real estate and company law and has substantial involvement both in litigation as well as in transactional work with the Macris Law Office, where he has worked since September 2011.  He holds a Bachelor of Laws degree from the University of Athens and a Master of Arts Degree in International Relations from the University of Warwick, United Kingdom.
Georgios Daskalakis, Class A Director
Georgios Daskalakis, 29, has been a non-executive member of our Board since our establishment in September 2017.  He has invested all of his professional life in the shipping industry. From May 2013 to January 2015, he was an insurance officer at Minerva Marine Inc. From January 2015 to March 2017, he served as a tanker operator at Trafigura Maritime Logistics PTE Ltd.  He is currently a Commercial officer of M/Maritime Corp. in Athens, Greece.  He holds a Bachelor’s degree from Babson College with a concentration on Economics and Finance and Master of Science degree in Shipping, Trade and Finance from the Costas Grammenos Centre for Shipping, Trade and Finance, Cass Business School, City University of London.
B.	Compensation
Compensation of Directors
The compensation payable to our Chairman, Chief Executive Officer and Chief Financial Officer for the period from December 13, 2016 to September 30, 2017 and year ended September 30, 2018 amounted to $0.01 million and $0.01 million, respectively. We did not pay any compensation to our directors for the period from December 13, 2016 to September 30, 2017 and year ended September 30, 2018.
Beginning in the fiscal year ending September 30, 2019, non-executive directors will receive fees in the amount of $1,000 per physical meeting and such meetings are not expected to exceed more than four per year, plus reimbursement for their out-of-pocket expenses. In addition, we plan to form a Compensation Committee to determine the compensation arrangements of our Chairman, Chief Executive Officer and Chief Financial Officer.
C.	Board Practices
Our Board currently consists of three directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our Class A director was elected at the annual general meeting held in 2018.  The initial term of office of our Class B director expires at the second annual meeting of shareholders to be held in 2019, and the initial term of office our Class C director expires at the second annual meeting of shareholders to be held in 2020. Officers are appointed from time to time by our Board and hold office until a successor is appointed.

Our audit committee is comprised of our independent directors, Mr. Dionysios Makris and Mr. Georgios Daskalakis. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee.
D.	Employees
As of the date of this annual report, Mr. Petros Panagiotidis, holding the positions of Chairman, Chief Executive Officer and Chief Financial Officer, is our only employee.
E.	Share Ownership
With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions.”
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table sets forth information regarding the beneficial owners of 5% or more of our common shares and beneficial ownership of all of our directors and officers as of the date of this annual report and upon completion of this Exchange Offer. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
The percentage of beneficial ownership is based on 2,400,000 shares outstanding as of as of the date of this annual report.

Name of Beneficial Owner	No. of Shares		Percentage
Thalassa Investment Co. S.A.(1)	1,124,094		46.8%
Universe Shipping Inc. (2)	235,200	(5)	9.8%
Simple Life Corp. (3)	230,400	(5)	9.6%
Directors and Officers (excluding Petros Panagiotidis)(4)	0		0%

(1) Thalassa Investment Co. S.A., or Thalassa, is a company wholly owned and controlled by Petros Panagiotidis, our Chairman, Chief Executive Officer and Chief Financial Officer. Thalassa also holds 12,000 Series B Preferred Shares. Each share of Series B Preferred Shares has the voting power of 100,000 common shares.
(2) Maria Panagiotidi has voting and dispositive power over Universe Shipping Inc.
(3)  Ismini A. Panagiotidou has voting and dispositive power over Simple Life Corp.
(4) The remaining directors and executive officers of the Company are Dionysios Makris and Georgios Daskalakis.
(5) Based on information provided to the Company as of September 30, 2018.
B.	Related Party Transactions
Share Issuance
On September 22, 2017, we entered into an exchange agreement, or the Exchange Agreement, with Spetses and its shareholders.  Under the terms of the Exchange Agreement, Thalassa Investment Co. S.A. or “Thalassa”, a company wholly owned and controlled by Petros Panagiotidis, our Chairman, Chief Executive Officer and Chief Financial Officer, received 1,248,000 common shares and 12,000 Series B Preferred Shares of the Company.
During October and November 2017, our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, sold 102,000 Original Shares outside of the U.S. to non-U.S. third parties.  The sales were completed at various prices ranging from $5.30 to $5.50.

Ship Management
The ship management of our Vessel is provided by Pavimar, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Under the management agreement, Pavimar provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting services, general administration and audit support, in exchange for a fixed daily fee of $250.  The level of our daily fixed fee is subject to an annual review on the anniversary of the management agreement dated December 16, 2016. The agreed upon daily fixed fee with Pavimar from December 16, 2017 is $320 and will remain at this level until December 16, 2019, at which time the daily management fee may be revised.
C. Interests of Experts and Counsel
    Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and other Financial Information
See Item 18.
Legal Proceedings
To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.
Dividend Policy
Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of the Board and will depend upon earnings, restrictions in any of our agreements, market prospects, current capital expenditure programs and investment opportunities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.
Until the shares become traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder, and may continue to be so treated even after we become publicly traded. Please see the section entitled “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The drybulk charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our Vessel and our charterer’s ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this annual report titled “Risk Factors.”

Dividends on our Series A Preferred Shares accrue and are cumulative from the date the Series A Preferred Shares were originally issued on September 22, 2017 and are payable on each June 15 and December 15, when, as and if declared by our Board or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series A Preferred Shares is 9.75% per annum per share and is not subject to adjustment. At any time on or after March 22, 2018, we may redeem, in whole or from time to time in part, the Series A Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.
Marshall Islands law provides that we may pay dividends on and redeem any shares of capital stock, including the Series A Preferred Shares, only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem any shares of capital stock, including the Series A Preferred Shares, if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.
The Company has not paid any dividends as of the date of this annual report.
B.	Significant Changes
Not applicable.
ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details
On December 21, 2018, our common shares, par value $0.001, were registered for trading on the Norwegian OTC with ticker symbol “CASTOR”.  The limited volume of trading on the NOTC precluded an established trading market for the common shares.  We are seeking to list our common shares on the NASDAQ Capital Market but there is no guarantee we will be listed and that an active trading market will develop.
B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. Offer and Listing Details.
D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
Articles of Association and Bye-Laws
The description of our Articles of Incorporation is incorporated by reference from our registration statement on Form F-4 (Registration No. 333-224242), as amended, which was filed with the Securities and Exchange Commission on April 11, 2018.  Our Articles of Incorporation were filed as Exhibit 1.1 to the F-4 Registration Statement and are hereby incorporated by reference into this annual report.
Authorized Capitalization
Under our articles of incorporation our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 2,400,000 shares are issued and outstanding and 50,000,000 preferred shares, par value $0.001 per share, of which 492,000 shares are issued and outstanding.
Share History
On September 22, 2017, we entered into an exchange agreement, or the Exchange Agreement, with Spetses and its shareholders.  Under the terms of the Exchange Agreement, we issued 2,400,000 common shares 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares of the Company in exchange for all of the issued and outstanding common shares of Spetses.
On November 21, 2017, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of November 20, 2017, by and between us and American Stock Transfer & Trust Company, LLC, as rights agent. For more information, please see “—Stockholders Rights Agreement” herein. In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series C Participating Preferred Stock, none of which are outstanding as of the date of this prospectus.
Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
Preferred Shares
Our articles of incorporation authorize our Board to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
●	the designation of the series;
●	the number of shares of the series;
●	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
●	the voting rights, if any, of the holders of the series.
Description of Series A Preferred Shares
On September 22, 2017, we issued 480,000 shares of Series A Preferred Shares to the shareholders of Spetses, under the Exchange Agreement.

The Series A Preferred Shares entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our Board out of legally available funds for such purpose.  Each Series A Preferred Share has a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. See “—Liquidation Rights.”
The Series A Preferred Shares represent perpetual equity interests in us and, unlike indebtedness, will not give rise to a claim for payment of a principal amount at a particular date.   As such, the Series A Preferred Shares would rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.
Ranking
The Series A Preferred Shares rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, senior to our common shares, our Series B Preferred Shares and to each other class or series of capital stock established after the original issue date of the Series A Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Stock”).
We may issue additional common shares, additional Series A Preferred Shares and Junior Stock.  Except as described in the Series A Preferred Shares Statement of Designation, the Board has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series of Junior Stock before the issuance of any shares of that series.  The Board shall also determine the number of shares constitution each series of securities.
Dividends
General
Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by our Board out of legally available funds for such purpose, cumulative cash dividends from September 22, 2017.
Dividend Rate
Dividends on Series A Preferred Shares will be cumulative, commencing on September 22, 2017, and payable on each Dividend Payment Date, commencing December 15, 2017, when, as and if declared by our Board or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Series A Preferred Shares will accrue at a rate of 9.75% per annum per Series A Preferred Share. The dividend rate is not subject to adjustment.
Dividend Payment Dates
The “Dividend Payment Dates” for the Series A Preferred Shares will be each June 15 and December 15, commencing December 15, 2017. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.
“Business Day” means a day on which NASDAQ is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.
Payment of Dividends
Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series A Preferred Shares that have been declared by our Board to the holders of such shares as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”), will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our Board in accordance with our Bylaws then in effect and the Statement of Designation.

No dividend may be declared or paid or set apart for payment on any Junior Stock (other than a dividend payable solely in shares of Junior Stock) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares for all prior and the then-ending dividend periods. In addition, in the event that full cumulative dividends on the Series A Preferred Shares have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Shares except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Shares. Common stock and any other Junior Stock may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series A Preferred Shares for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.
Accumulated dividends in arrears for any past dividend period may be declared by our Board and paid on any date fixed by our Board, whether or not a Dividend Payment Date, to holders of the Series A Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 5 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series A Preferred Shares have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective Dividend Payment Dates, commencing with the earliest. If less than all dividends payable with respect to all Series A Preferred Shares are paid, any partial payment will be made pro rata with respect to the Series A Preferred Shares entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series A Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series A Preferred Shares.
Liquidation Rights
The holders of outstanding Series A Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common stock or any other Junior Stock. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Shares are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Shares, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Shares, our remaining assets and funds will be distributed among the holders of the common stock and any other Junior Stock then outstanding according to their respective rights.
Voting Rights
The Series A Preferred Shares have no voting rights except as provided by Marshall Islands law.  Unless the Company shall have received the affirmative vote or consents of the Holders of at least two thirds of the outstanding Series A Preferred Shares, voting as a single class, the Company may not adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares.
Redemption
Optional Redemption
We have the right at any time on or after March 22, 2018 to redeem the Series A Preferred Shares, in whole or from time to time in part, from any funds available for such purpose. Any such redemption shall occur on a date set by the Company, or the Redemption Date.

Redemption Procedures
(a) Redemption Price. The Company may redeem each share of Series A Preferred Shares at an amount equal to $25.00 on the Redemption Date, whether or not declared, or the Redemption Price.  The Redemption Price may be paid in cash, common shares or a note as shall be determined in the Company’s sole discretion.  If paid in common shares, the price of the common shares will be 90% of the lowest daily volume weighted average price on any trading day during the 5 consecutive trading day period ending and including the trading day immediately prior to the date of the applicable Redemption Date.
Notwithstanding any other provisions herein, the holder of Series A Preferred Shares shall not acquire, or be obligated or have the right to acquire, any common share pursuant to an optional redemption which, when aggregated with all other common shares then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Holder and its Affiliates, would result in the beneficial ownership by the holder of Series A Preferred Shares of more than 4.9% of the then issued and outstanding common shares, or the Ownership Limitation.  If the Company issues a Redemption Notice that would cause the aggregate number of common shares then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the holder of Series A Preferred Shares and its affiliates to exceed the Ownership Limitation, such Redemption Notice shall be void ab initio to the extent of the amount by which the number of common shares otherwise issuable pursuant to such Redemption Notice, together with all common shares then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the holder of Series A Preferred Shares and its affiliates, would exceed the Ownership Limitation.  Upon the written or oral request of the holder of Series A Preferred Shares, the Company shall promptly confirm orally or in writing to the holder of Series A Preferred Shares the number of common shares then outstanding. The holder of Series A Preferred Shares and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof.  The holder’s of Series A Preferred Shares written certification to the Company of the applicability of the Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. Upon delivery of a written notice to the Company, the holder of Series A Preferred Shares may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Ownership Limitation to any other amount of common shares not in excess of 9.99% of the then issued and outstanding shares of common shares as specified in such notice; provided that any such increase in the Ownership Limitation will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company.
(b) Redemption Notice. The Company shall give notice of any redemption by mail not less than 30 days and not more than 60 days before the scheduled Redemption Date, to the holder of Series A Preferred Shares of record (as of 4:59 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series A Preferred Shares to be redeemed as such holders’ names appear on the Company’s stock transfer books maintained by the Registrar and Transfer Agent and at the address of such holders shown therein. Such notice, or the Redemption Notice shall state: (1) the Redemption Date, (2) the number of Series A Preferred Shares to be redeemed and, if less than all outstanding Series A Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series A Preferred Shares is to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the stock to be redeemed shall cease to accumulate from and after such Redemption Date.
(c) Effect of Redemption; Partial Redemption. If the Company elects to redeem less than all of the outstanding Series A Preferred Shares, the number of shares to be redeemed shall be determined by the Company, and such shares shall be redeemed pro rata or by lot, with adjustments to avoid redemption of fractional shares.  The Company shall give notice, or cause notice to be given, to the holders of the number of shares of Series A Preferred Shares to be redeemed, and the Company shall determine the number of Series A Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. The aggregate Redemption Price for any such partial redemption of the outstanding Series A Preferred Shares shall be allocated correspondingly among the redeemed Series A Preferred Shares. The Series A Preferred Shares not redeemed shall remain outstanding and subject to all the terms provided in this Statement of Designation.

(d) Redemption Funds. If the Company gives or causes to be given a Redemption Notice, the Company shall deposit with the paying agent funds sufficient to redeem the Series A Preferred Shares as to which such Redemption Notice shall have been given, no later than 4:59 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the paying agent irrevocable instructions and authority to pay the Redemption Price to the holders of the Series A Preferred Shares to be redeemed upon surrender or deemed surrender of the certificates therefor. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series A Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Company’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Company’s stock transfer books or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the paying agent the interest income, if any, earned on such funds deposited with the paying agent (to the extent that such interest income is not required to pay the Redemption Price of the Series A Preferred Shares to be redeemed), and the holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the paying agent hereunder by the Company for any reason, including, but not limited to, redemption of Series A Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request after which repayment the holders of the Series A Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company. Notwithstanding any Redemption Notice, there shall be no redemption of any Series A Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Company with the paying agent.
(e) Certificate. If only a portion of the Series A Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent, the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of shares of Series A Preferred Shares represented by the surrendered certificate that have not been called for redemption
Description of Series B Preferred Shares
On September 22, 2017, we issued 12,000 shares of Series B Preferred Shares to Thalassa, a company wholly owned and controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, under the Exchange Agreement. Each Series B Preferred Share has the voting power of one hundred thousand (100,000) common shares.
The Series B Preferred Stock has the following characteristics:
Conversion. The Series B Preferred Shares are not convertible into common shares.
Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and shall count for 100,000 votes for purposes of determining quorum at a meeting of shareholders.
Distributions. The Series B Preferred Shares shall have no dividend or distribution rights.
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as the common shares.
Stockholders Rights Agreement
On November 21, 2017, our Board declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017, or the Rights Agreement, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.
The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.  Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, is exempt from these provisions.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is an exhibit to this annual report.  The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new common shares of the Company issued after November 21, 2017 until the Distribution Date described below.
Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock, or a Series C Preferred Share, for $15.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series C Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common shares.  Except our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, is exempt from being the “Acquiring Person”.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended— are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
The date when the Rights become exercisable is the “Distribution Date.” Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.
Series C Preferred Share Provisions
Each one one-thousandth of a Series C Preferred Share, if issued, will, among other things:
●	not be redeemable;
●
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of the our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

●	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth interest in a Series C Preferred Share should approximate the value of one common share.
Consequences of a Person or Group Becoming an Acquiring Person.
Flip In.  If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.
Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.
Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.
Redemption. The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.
Expiration. The Rights expire on the earliest of (i) November 21, 2027; or (ii) the redemption or exchange of the Rights as described above.
Anti-Dilution Provisions. The Board may adjust the purchase price of the Series C Preferred Shares, the number of Series C Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series C Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Listing
Our common shares are listed on the NOTC under the symbol “CASTOR.”
Transfer agent
The registrar and transfer agent for our common shares is AST.
C.	Material Contracts
On September 22, 2017, we entered into an exchange agreement (“Exchange Agreement”), with Spetses Shipping Co. (“Spetses”). Spetses was founded on December 13, 2016 and is the owner of vessel Magic P. Under the terms of the Exchange Agreement, Thalassa Investment Co. S.A. or “Thalassa”, a company wholly owned and controlled by Petros Panagiotidis, our Chairman, Chief Executive Officer and Chief Financial Officer, and our founding shareholders, received 2,400,000 of our common shares, 480,000 of our Series A Preferred Shares and 12,000 of our Series B Preferred Shares, in exchange for all of the issued and outstanding common shares of Spetses. Thus, Spetses became our subsidiary and Magic P became our Vessel.
D.	Exchange Controls
The Marshall Islands impose no exchange controls on non-resident corporations.
E.	Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognized income no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock. The discussion below is based, in part, on the description of our business in this annual report above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to Castor Maritime Inc. and its subsidiaries on a consolidated basis.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
U.S. Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from U.S. Federal Income Taxation
Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:
(1) we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and
(2) either
   A. more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or
   B. our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
The Marshall Islands, the jurisdiction where we and our ship-owning subsidiary are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
Due to the publicly-held nature of our common stock, we do not expect that we will be able to satisfy the requirements of the 50% Ownership Test. Therefore, we will be exempt from U.S. federal income taxation on our U.S. source shipping income if we are able to satisfy the Publicly-Traded Test.
Because our common stock was traded solely on the Norwegian over-the-counter market in 2018, we are able to satisfy the Publicly-Traded Test. It is possible that we may be able to rely on our common stock once it is listed on a United States securities exchange or a United States over-the-counter market in 2019 or future taxable years.
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
●
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate will generally be treated as ordinary income.
Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock
Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
3.8% Tax on Net Investment Income
A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.
If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either
●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

Based on our current assets and activities, we do not believe that we will be a PFIC for the current or subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, which election is referred to as a “Mark-to-Market Election”. A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”
If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company.  If you are a U.S. Holder who held our common shares during any period in which we are a PFIC, you are strongly encouraged to consult your tax advisor.
The QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
As long as our common stock is traded on an over-the-counter market, as it currently is and as it may continue to be, our common stock may not be considered “marketable stock” for purposes of making the Mark-to-Market Election. U.S. Holders are urged to consult their own tax advisors in this regard.
Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election
Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.
Under the Default PFIC Regime:
●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”
These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock.  If a Non-Electing Holder who is an individual dies while owning the common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the common stock.
U.S. Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
Dividends on Common Stock
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Stock
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
●
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:
●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
●	in certain circumstances, fail to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.
If you sell your common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.
F.	Dividends and Paying Agents
Not applicable.
G.	Statement by Experts
Not applicable.
H.	Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.nat.bm. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Castor Maritime Inc.
Christodoulou Chatzipavlou 223,
Hawaii Royal Gardens, Apart. 16,
3036 Limassol, Cyprus
Tel: + 357 25 357 767

I.	Subsidiary Information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. The minority of our Vessel operating expenses (approximately 22% for the year ended September 30, 2018) and the minority of our general and administrative expenses (approximately 2%) are in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of September 30, 2018, these non-US dollar expenses represented 9% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

Inflation Risk

Inflation has not had a material effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
We have adopted the Stockholders Rights Agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series C Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common stock without the approval of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” included in this annual report for a description of our Stockholders Rights Agreement.
Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series A cumulative redeemable perpetual preferred share and Series B Preferred Shares relative to the rights of holders of shares of our common stock.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures.
Management, under the supervision and with the participation of our Chairman,, Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this annual report, as of September 30, 2018.

The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our Chairman, Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of September 30, 2018.

B.	Management’s annual report on internal control over financial reporting.
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the SEC’s rules for newly public companies.
C.	Attestation report of the registered public accounting firm.
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
D.	Changes in internal control over financial reporting.
There have been no other changes in internal controls over financial reporting that occurred during the year covered by this Annual Report, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Mr. Georgios Daskalakis, who serves as Chairman of the Audit Committee, qualifies as an “audit committee financial expert” under SEC rules, and that Mr. Daskalakis is “independent” under applicable NYSE rules and SEC standards.
ITEM 16B.	CODE OF ETHICS
The Company has adopted a code of ethics that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded from our website (www.castormaritime.com).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended September 30, 2018, no such amendment was made or waiver granted.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Aggregate fees billed to the Company for the period December 13, 2016 to September 30, 2017 and the year ended September 30, 2018 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, as well as in connection with the review of our F-4 registration statement (Registration No. 333-224242) and related consent and any other audit services required for SEC or other regulatory filings. No other non-audit, tax or other fees were charged.

	Year Ended
In U.S. dollars	2018	2017
Audit Fees	91,700	49,500

C.	Tax Fees
Not applicable.
D.	All Other Fees
Not applicable.
E.	Audit Committee’s Pre-Approval Policies and Procedures
Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-1 to F-18 filed as part of this annual report.

ITEM 19. EXHIBITS

1.1
Articles of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

1.3	Bye-laws of the Company incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

2.1	Form of Common Share Certificate incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.1
Exchange Agreement dated September 22, 2017, between Castor Maritime Inc., Spetses Shipping Co., and the shareholders of Spetses Shipping Co., incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.2
Stockholder Rights Agreement dated as of November 20, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.3
Management Agreement dated December 16, 2016, between Spetses Shipping Co. and Pavimar S.A., incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.4
Fixture Slip for Time Charter, dated as of November 24, 2017, between Spetses Shipping Co. and Glencore Agriculture B.V., incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.5
Fixture Slip for Time Charter, dated as of January 24, 2018, by and between Spetses Shipping Co. and Mitsui O.S.K. Line, incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

8.1	List of Subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
CASTOR MARITIME INC.

/s/ Petros Panagiotidis	January 31, 2019
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders’ of

Castor Maritime Inc.,

Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and its subsidiary (the "Company") as of September 30, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for the year ended September 30, 2018 and for the period December 13, 2016 to September 30, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for the year ended September 30, 2018 and for the period December 13, 2016 to September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

January 31, 2019

We have served as the Company's auditor since 2018.

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

ASSETS
	2017	2018
CURRENT ASSETS:
Cash and cash equivalents	836,468	1,739,174
Accounts receivable trade	342,605	2,453
Due from related party (Note 3)	96,264	263,079
Inventories	46,586	60,697
Prepaid expenses and other current assets	29,060	44,597
Total current assets	1,350,983	2,110,000

OTHER NON-CURRENT ASSETS:
Vessel, net of accumulated depreciation of $182,346 and $478,877 respectively (Note 5)	7,366,935	7,070,404
Deferred charges, net of accumulated amortization of $0 and $341,080 (Note 4)	-	443,394
Total other non-current assets, net	7,366,935	7,513,798

Total assets	8,717,918	9,623,798

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	105,104	33,483
Accrued liabilities	119,170	115,733
Total current liabilities	224,274	149,216

Commitments and contingencies (Note 8)

SHAREHOLDERS' EQUITY:
Preferred shares, $0.001 par value: 50,000,000 shares authorized (Note 6):
Series A- 9.75% cumulative redeemable perpetual preferred shares (liquidation preference of $25 per share), 480,000 shares issued and outstanding	480	480
Series B preferred shares – 12,000 shares issued and outstanding	12	12
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 2,400,000 shares, issued and outstanding (Note 6)	2,400	2,400
Additional paid-in capital (Note 6)	7,612,108	7,612,108
Retained earnings	878,644	1,859,582
Total shareholders' equity	8,493,644	9,474,582

Total liabilities and shareholders' equity	8,717,918	9,623,798

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the period December 13, 2016 to September 30, 2017 and the year ended September 30, 2018
(Expressed in U.S. Dollars – except for share data)

	2017	2018
REVENUES:
Revenues (net of address commissions of $74,271 in 2017 and $153,406 in 2018)	2,018,061	3,960,822

Total revenues	2,018,061	3,960,822

EXPENSES:
Voyage expenses (Note 11)	80,853	37,373
Vessel operating expenses (Note 11)	1,194,995	1,727,770
Management fees to related party (Note 3)	55,500	111,480
Depreciation and amortization (Note 5 & 4)	182,346	637,611
General and administrative expenses (Note 12)	94,440	459,400
Total Expenses	1,608,134	2,973,634

Operating income	409,927	987,188

OTHER INCOME (EXPENSES):
Bank charges	(532)	(3,393)
Gain on derivative financial instruments (Note 7)	475,530	-
Foreign exchange losses	(7,021)	(8,539)
Interest income	-	4,243
Other, net	740	1,439

Total other income/(losses), net	468,717	(6,250)

Net income and comprehensive income	878,644	980,938

Earnings/(losses) per common share, basic and diluted (Note 10)	0.35	(0.28)
Weighted average number of common shares, basic and diluted	2,400,000	2,400,000

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the period December 13, 2016 to September 30, 2017 and the year ended September 30, 2018
(Expressed in U.S. Dollars – except for share data)

	Number of Shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders' Equity
Balance, December 13, 2016	-	-	-	-	-	-	-
-Issuance of common shares as part of exchange and shareholders' contribution (Note6)	2,400,000	-	-	2,400	7,612,108	-	7,614,508
-Issuance of preferred shares as part of exchange (Note 6)	-	480,000	12,000	492	2,740,000	-	2,740,492
-Deemed contribution of preferred shares as part of exchange (Note 6)	-	-	-	-	(2,740,000)	-	(2,740,000)
-Net income	-	-	-	-	-	878,644	878,644
Balance, September 30, 2017	2,400,000	480,000	12,000	2,892	7,612,108	878,644	8,493,644
-Net income	-	-	-	-	-	980,938	980,938
Balance, September 30, 2018	2,400,000	480,000	12,000	2,892	7,612,108	1,859,582	9,474,582

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS For the period December 13, 2016 to September 30, 2017 and the year ended September 30, 2018
(Expressed in U.S. Dollars – except for share data)

	2017	2018
Cash Flows from Operating Activities:
Net income	878,644	980,938
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	182,346	637,611
Changes in operating assets and liabilities:
Accounts receivable trade	(342,605)	340,152
Inventories	(46,586)	(14,111)
Due from related party	(96,264)	(166,815)
Prepaid expenses and other current assets	(29,060)	(15,537)
Accounts payable	105,104	(71,621)
Accrued liabilities	119,170	(3,437)
Deferred dry-docking expenses	-	(784,474)
Net Cash provided by Operating Activities	770,749	902,706
Cash Flows used in Investing Activities:
Purchase of vessel	(7,549,281)	-
Net cash used in Investing Activities	(7,549,281)	-
Cash Flows provided by Financing Activities:
Shareholders' contribution	7,615,000	-
Net cash provided by Financing Activities	7,615,000	-
Net increase in cash and cash equivalents	836,468	902,706
Cash and cash equivalents beginning of the period	-	836,468
Cash and cash equivalents at the end of the period/year	836,468	1,739,174

Supplemental cash flow information: Non cash Financing Activities Deemed contribution relating to issuance of preferred shares	2,740,000	-

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

1. Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Castor Maritime Inc. (“Castor”) and its wholly owned subsidiary, Spetses Shipping Co. (“Spetses”), collectively the “Company”. Castor was incorporated on September 11, 2017 under the laws of the Marshall Islands and Spetses was incorporated under the laws of the Marshall Islands on December 13, 2016. Spetses owns the Magic P, a 76,453 DWT, 2004 built, Panamax, drybulk vessel, which was acquired on February 21, 2017. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of the bulk carrier vessel.  Castor is controlled by Thalassa Investment Co. S.A. (“Thalassa”), an entity registered in the Liberia, which as of September 30, 2017 and September 30, 2018, held the majority of the Company's common shares and 100% of the Series B preferred shares and, accordingly, could control the outcome of matters on which stockholders are entitled to vote.  Thalassa is wholly-owned and controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.
On September 22, 2017, Castor entered into a share exchange agreement (“Exchange Agreement”) with the shareholders of Spetses to acquire all of the outstanding common shares of Spetses in exchange for Castor issuing (i) 2,400,000 of common shares proportionally to the then shareholders of Spetses, (ii) 12,000 of Series B preferred shares to Thalassa, the then controlling shareholder of Spetses, and (iii) 480,000 of 9.75% Series A cumulative redeemable perpetual preferred shares to the then shareholders of Spetses excluding Thalassa, all at par value of $0.001. As the Exchange Agreement included the issuance of Preferred Shares, being a new and additional class of shares these have been recorded at fair value. As further discussed in Note 7, the Company also recorded deemed contribution of $2.7 million representing the fair value of the 9.75% Series A cumulative redeemable perpetual preferred shares. The Series B preferred shares were deemed to have a fair value of zero as they have no rights to dividends, do not have redemption/call rights and do not have any redemption features or a liquidation preference. Following the completion of the exchange, Spetses became a wholly owned subsidiary of Castor.  Prior to the date of the Exchange Agreement, the 100% of Castor's issued and outstanding common shares was held by Thalassa, and Thalassa also held 52% of the issued and outstanding common shares of Spetses.
As the transaction involved companies under common control, the transaction was accounted at the entities’ historical carrying amounts and in accordance with ASC 805-50-45 whereby the Company's consolidated financial statements present the results of operations for the period in which the transfer occurred as though the transfer of net assets and exchange of equity interests had occurred on the date Spetses was incorporated and as if Spetses was from its date of incorporation a consolidated subsidiary of the Company.  Results of operations and cash flows for the period December 13, 2016 to September 30, 2017 comprises those of the previously separate entities combined from the date of their incorporation to the date the transfer was completed and those of the combined operations and cash flows from that date to the end of the period. Hence the first reporting period of these consolidated financial statements was from December 13, 2016, the date Spetses was incorporated, to September 30, 2017 being the Company's first reporting period and the period from October 1, 2017 to September 30, 2018 is the second fiscal year of the consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

1. Basis of Presentation (continued):

For the period from December 13, 2016 to September 30, 2017, two charterers individually accounted for more than 10% of the Company's revenues, while for the year ended September 30, 2018 there were three charterers, as follows:
	September 30, 2017	September 30, 2018
Charterer	% of Company's revenue	% of Company's revenue
A	81%	52%
B	16%	24%
C		17%

2. Significant Accounting Policies:

a.
Principles of consolidation:  The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts and operating results of Castor and its subsidiary. All intercompany balances and transactions have been eliminated upon consolidation. The Company's fiscal year end is September 30.

b.
Use of estimates:  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value and the useful life of the vessel. Actual results may differ from these estimates.

c.
Other comprehensive income: The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity. The Company has no other comprehensive income (loss) items and, accordingly, comprehensive income equals net income for the period presented.

d.
Foreign currency translation:  The Company's reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and  any gains and losses are included in the consolidated statements of comprehensive income.

e.	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

2. Significant Accounting Policies (continued):

f.
Accounts receivable trade: Accounts receivable trade reflect receivables from vessel charters. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the periods presented was zero.

g.
Inventories:  Inventories consist of lubricants and provisions on board of the vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. We adopted Accounting Standard Update No. 2015-11, “Simplifying the Measurement of Inventory” prospectively effective October 1, 2017 that requires the inventory to be measured at the lower of cost and net realizable value. There was no impact on the consolidated financial statements as a result of the adoption of the new accounting standard.

h.
Vessel, net:  Vessel, net is stated at cost net of accumulated depreciation. The cost of vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred.

i.
Impairment of long‑lived assets: The Company reviews its vessel for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of the vessel is less than her carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value. In this respect, management regularly reviews the carrying amount of the vessel in connection with her estimated recoverable amount. There were no indications that the carrying value of the vessel is not recoverable as of September 30, 2017 and 2018.

j.
Vessel depreciation:  Depreciation is computed using the straight‑line method over the estimated useful life of the vessel, after considering the estimated salvage value. The vessel's salvage value is equal to the product of her lightweight tonnage and estimated scrap rate. Management estimates the useful life of the vessel to be 25 years from the date of initial delivery from the shipyard and for a second-hand it is depreciated from the date of her acquisition through her remaining estimated useful life.

k.
Dry-docking and special survey costs:  Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight‑line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off, as dry-docking expenses. Unamortized balances of vessels that are sold are written‑off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. The amortization charge is presented within Depreciation and amortization in the consolidated statement of  comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

2. Significant Accounting Policies (continued):

l.
Revenue and expense recognition: The Company generates its revenues from charterers for the charterhire of its vessel. The vessel may be chartered under either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate, if applicable. If a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and the collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. Revenue is shown net of address commissions payable directly to charterers under the relevant charter agreements. Address commissions represent discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. A voyage is deemed to commence upon the later of the completion of discharge of vessel’s previous cargo or upon arrival to the agreed upon port, based on the terms of a voyage contract that is not cancellable and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Voyage expenses, consisting of: (a) port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, and (b) brokerage commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for brokerage commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses.
The Company did not enter to any voyage charters during the period under review.
m.
Derivative instruments: The Company is exposed to changes in the spot market rates associated with the deployment of its vessel and its objective is to manage the impact of such changes in its cash flows. In this respect, from time to time, the Company may engage in certain forward freight agreements. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in earnings. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets and liabilities through earnings, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in earnings. As of September 30, 2017 and 2018, there were no open derivative instruments.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

2. Significant Accounting Policies (continued):

n.
Fair value measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

o.
Earnings/(losses) per common share: Basic earnings/(losses) per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

p.
Commitments and contingencies: Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

q.
Emerging Growth Company: The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. The Company has elected to defer the adoption of accounting pronouncements using the dates required for private companies.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

2. Significant Accounting Policies (continued):

Recent Accounting Pronouncements:
ASU 2014-09 Revenue from Contracts with Customers:
On May 28, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This update is effective for private entities with reporting periods beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019. The implementation of this standard is not expected to have an impact on the Company’s financial statements since the revenues are generated largely from time charters, which will be accounted under the Leases standard and the Company’s accounting for revenue from voyage charters is consistent with ASU 2014-09. The Company does not intend to early adopt  ASU 2014-09.

ASU No. 2016-02, Leases:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main provision of this ASU, as amended by ASU-2018-11, is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Accounting by lessors will remain largely unchanged from current U.S. GAAP. Lessors may elect not to separate lease and non-lease components when certain conditions are met. The requirements of this standard include an increase in required disclosures. The Company expects that its time charter arrangements will be subject to the requirements of the new Leases standard as the Company will be regarded as the lessor. The new leases standard requires either a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, with an option to use certain transition relief or as a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years and for private entities with reporting periods beginning after December 15, 2019 and interim periods within annual reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

3. Transactions with Related Party:
The Company's ship manager is Pavimar S.A. (“Pavimar”), a company controlled by Ismini Panagiotidi, the sister of Petros Panagiotidis (see Note 1). Under the management agreement concluded in December 2016, Pavimar provides the Company with a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting services, general administration and audit support, in exchange for a fixed daily fee of $250. The agreement, which commenced upon the delivery of the vessel on February 21, 2017, shall continue until the sale of the vessel, unless terminated earlier by either party upon two months written notice. In the event of termination, the management fee payable to Pavimar shall continue to be payable for a further period of three calendar months as from the termination date. The management fee is subject to an annual review at the date of the anniversary of the management agreement. As part of this review, on November 13, 2017, it was agreed that the daily fixed fee, effective December 16, 2017, be adjusted to $320 and such fee will remain at this level until December 16, 2019, at which time the daily management fee may be revised.
Each month, the Company makes an advance payment to Pavimar to cover working capital equal to one month of estimated operating expenses and management fee. At September 30, 2017, and 2018, the excess of the amount advanced to Pavimar over payments made by Pavimar for the Company's operating expenses and the management fee amounted to $96,264 and $263,079, respectively and are reflected as due from related party in the accompanying consolidated balance sheets.
4. Deferred charges, net:
Deferred charges of  $443,394 as of September 2018 represent  dry-dock costs incurred of $784,474 less amortization  of $341,080. On October 27, 2017, the Company’s vessel commenced its scheduled dry-dock which was completed  on November 25, 2017.In accordance with the Company’s policy such cost was deferred and will be amortized on a straight-line basis over the estimated period until the next dry-dock which is estimated to take place in  November  2019.
5. Vessel, net:
On February 21, 2017, the Company took delivery of Magic P for a total cost of $7.5 million. Management reviews the carrying amount of the vessel to determine if events have occurred that would suggest the carrying value of the vessel is not recoverable. As of September 30, 2017 and 2018, there were no indications that the carrying value of the vessel is not recoverable.
Vessel, net is analysed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 13, 2016	$-	$-	$-
- Vessel acquired	7,549,281		7,549,281
- Depreciation for the period	-	(182,346)	(182,346)
Balance, September 30, 2017	7,549,281	(182,346)	7,366,935
- Depreciation for the year	-	(296,531)	(296,531)
Balance, September 30, 2018	7,549,281	(478,877)	7,070,404

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

6. Shareholders' Equity:
Under the Company's articles of incorporation, the Company's authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. In connection with the Exchange Agreement discussed in Note 1, the Company issued 2,400,000 common shares, 480,000 of 9.75% Series A cumulative redeemable perpetual preferred shares and 12,000 Series B preferred shares to the then shareholders of Spetses. The accompanying consolidated financial statements give retroactive effect to the issuance of the shares as of December 13, 2016.
Furthermore, the Company determined the fair value of the 9.75% Series A cumulative redeemable perpetual preferred shares to be $2,740,000 as of the date of issuance and reflected the amount within additional paid-in capital. The fair value of these shares was determined using Level 3 hierarchical data. The fair value of these shares was determined using the income approach. In application of the income approach, a discounted cash flow method, or DCF, was utilized.

On September 29, 2017, the Company's shareholders authorized one or more amendments to its Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-1000 and in the aggregate at a ratio of not more than one-for-1000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors, or the Board, or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.  As of September 30, 2017 and 2018, no reverse stock splits have been effected under this authorization.
Common Shares:
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, common shareholders are entitled to receive ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Upon the Company's dissolution or liquidation or the sale of all or substantially all of its assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the common shareholders are entitled to receive pro rata the remaining assets available for distribution. Common shareholders do not have conversion, redemption or pre-emptive rights to subscribe to any of the Company's securities. The rights, preferences and privileges of common shareholders are subject to the rights of the holders of any preferred shares, which the Company may issue in the future.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

6. Shareholders' Equity (continued):

Preferred Shares: The table below presents a summary of preferred shares outstanding as of September 30, 2017 and 2018.
Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying Value (1)	Dividend Rate
Series A	9.75% Cumulative Perpetual Redeemable	09/22/17	480,000	$25	$480	9.75% per annum of the Liquidation Preference per share
Series B	n/a	09/22/17	12,000	-	$12	n/a

Total			492,000		$492
(1) There are no issuance costs.
9.75% Series A cumulative redeemable perpetual preferred shares: Holders of Series A preferred shares have no general voting rights other than certain limited protective voting rights. Also, holders of Series A preferred shares, rank senior to the holders of common shares with respect to dividends, distributions and payments upon liquidation.  Dividends on the Series A preferred shares are cumulative from the date of original issue and are payable on the 15th day of June and December of each year, commencing December 15, 2017. In the event the Company is unable to make dividend payments to the holders of the Series A preferred shares, the dividend rate shall increase to a number that is 1.30 times the dividend rate payable on the day immediately preceding the date of such dividend arrearage until the dividend arrearage is cured. The Company has not declared or paid dividends on its Series A preferred shares. The cumulative dividends from the issuance date of September 22, 2017 to September 30, 2017 amounted to $29,250 and for the year ended September 30, 2018 amounted to $1,646,775 and have not been recorded as a dividend and a liability in the accompanying consolidated financial statements.
The Series A Preferred Shares do not have a mandatory redemption feature. The Company has the right at any time on or after March 22, 2018 to redeem the Series A Preferred Shares, in whole or from time to time in part, from any funds available for such purpose, on a date set by the Company at an amount equal to $25.00 per share (the liquidation preference) plus an amount equal to all accumulated and unpaid dividends thereon to date of redemption whether or not declared. Such redemption price may be paid in cash, common shares or a note as shall be determined at the Company's sole discretion. If paid in common shares, the price of the common shares will be 90% of the lowest daily volume weighted average price on any trading day during the 5-consecutive trading-day period ending and including the trading day immediately prior to the date of the applicable redemption date.
Series B preferred shares: The Series B preferred shares do not have redemption/call rights and do not earn any dividends or have any distribution rights. Holders of Series B preferred shares have 100,000 votes per share on all matters submitted to a vote of the shareholders of the Company (including determination for purposes of quorum) and shall vote together with the holders of the Company's common shares as one class. Holders of Series B preferred shares do not have any other special voting rights.
Adoption of a shareholder rights plan: On November 21, 2017, the Company declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of November 20, 2017, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. In connection with the Stockholders Rights Agreement, the Company designated 1,000,000 shares as Series C Participating Preferred Stock, none of which are outstanding as of the date of this prospectus.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

7. Financial Instruments and Fair Value Disclosures:
The principal financial assets of the Company consist of cash at banks and accounts receivable due from vessel charters. The principal financial liabilities of the Company consist of accounts payable due to suppliers.
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.
The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.
Derivative financial instruments: The Company is exposed to changes in the spot market rates associated with the deployment of its vessel and its objective is to manage the impact of such changes in its earnings and cash flows. In this respect, during the period from December 13, 2016 to September 30, 2017, the Company engaged in a series of forward freight agreements (FFAs) to manage its exposure to spot market rate fluctuations. The FFAs which had not been renewed upon maturity, were used as economic hedge agreements and did not meet the hedge accounting criteria, therefore, changes in their fair value were recorded in earnings. During the period from December 13, 2016 to September 30, 2017, the Company realized a gain of $475,530 which is separately reflected as “Gain on derivative financial instruments” in the accompanying consolidated statement of comprehensive income. As of September 30, 2018 the Company does not have any derivative instruments in place to manage such fluctuations.
8. Commitments and contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
9. Income Taxes:
Both Castor and Spetses are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Spetses is subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income. Both Castor and Spetses were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

10. Earnings/(losses) Per Share:
The computation of earnings per share for the period December 13, 2016 to September 30, 2017 gives retroactive effect to the 2,400,000 common shares issued under the Exchange Agreement (refer to Note 1).
For the period from December 13, 2016 to September 30, 2017, and the year ended September 30, 2018 there were no dilutive shares. The components of the calculation of basic and diluted earnings per share for the period December 13, 2016 to September 30, 2017 and for the year ended September 30, 2018, are as follows:

	2017	2018
Net income and comprehensive income	878,644	980,938
Less: Cumulative dividend on Series A preferred shares	(29,250)	(1,646,775)
Net income/(loss) and comprehensive income/losses available to common shareholders	849,394	(665,837)
Weighted average number of common shares outstanding, basic and diluted	2,400,000	2,400,000
Earnings/(losses) per common share, basic and diluted	0.35	(0.28)

11. Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statement of comprehensive income are analyzed as follows:

Vessel Operating Expenses	For the period from December 13, 2016 to September 30, 2017	For the year ended September 30, 2018
Crew and related costs	609,549	983,985
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints	323,322	415,306
Lubricants	104,410	95,835
Insurance	75,321	133,090
Tonnage taxes	33,429	40,345
Other	48,964	59,209
Total	1,194,995	1,727,770

Voyage expenses	For the period from December 13, 2016 to September 30, 2017	For the year ended September 30, 2018
Brokerage commissions	51,735	90,194
Port & other expenses	59,287	57,042
Gain on Bunkers	(30,169)	(109,863)
Total	80,853	37,373

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2017 and September 30, 2018
(Expressed in U.S. Dollars – except for share data)

12. General and Administrative Expenses:
The amount in the accompanying consolidated statement of comprehensive income includes legal, audit and other professional fees and expenses, as well as, the Company's Chief Executive Officer’s compensation of $7,267 and $19,267 which is payable as of September 30, 2017 and 2018, respectively.
13. Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on the Vessel’s committed to non-cancelable time charter contract (including fixture recap) as of September 30, 2018, is $1,046,719 (assuming no off hire days), all due within the next 12 months.