Form 20-F/A
period 2018-09-30
Castor Maritime Inc.
filed 2019-03-01
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No. 1

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

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:
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
☐Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐Yes ☐No

 EXPLANATORY STATEMENT
This Amendment No. 1 on Form 20-F/A has been filed by Castor Maritime Inc. (the “Company”) to amend the annual report on Form 20-F for the fiscal year ended September 30, 2018, filed on January 31, 2019 with the Securities and Exchange Commission (the “SEC”). The purpose of this Amendment No. 1 is to correct a typographical error under Item 18 in the report of Deloitte Certified Public Accountants S.A.’s (“Deloitte”).  Deloitte has been the auditor of the Company since 2017 but the report mistakenly describes the tenure of Deloitte as auditor for the Company in the Report of Independent Registered Public Accounting Firm as starting in 2018.
In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes Item 18. Financial Statements. This Amendment No. 1 does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Form 20-F, including the previously reported consolidated financial statements. This Amendment No. 1 speaks as of the original filing date of the Form 20-F, and does not reflect events that may have occurred subsequent to the date the Form 20-F was filed with the SEC.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date.  In addition, the Company is also attaching as Exhibit 101 hereto the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F.  No changes have been made to the Interactive Data File disclosure furnished as Exhibit 101 to this Amendment No. 1 from the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F.

PART III

Item 18.   Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.  EXHIBITS

The following exhibits are filed as a part of this Amendment No. 1:

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document
101.PREX	BRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.
CASTOR MARITIME INC.

/s/ Petros Panagiotidis	March 1, 2019
Name:Petros Panagiotidis
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

Athens, Greece

January 31, 2019

We have served as the Company's auditor since 2017.

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