Form 20-F
period 2018-12-31
Castor Maritime Inc.
filed 2019-12-16
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from October 1, 2018 to December 31, 2018
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
For the transition period from ___________________________ to ___________________________
Commission file number 001-38802
CASTOR MARITIME INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive offices)

Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer
223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
+ 357 25 357 767
petrospan@castormaritime.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value	CTRM	The Nasdaq Stock Market LLC
Series C Participating Preferred Shares	CTRM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period covered by the transition report:
As of December 31, 2018, there were outstanding 2,400,000 common shares, $0.001 par value per share.
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

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
☐ Item 17
☐ Item 18
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☐ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes	☐ No

TABLE OF CONTENTS

		Page

PART I		4

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	4

ITEM 8.	FINANCIAL INFORMATION	15

PART II		17

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	17

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	17

PART III		19

ITEM 17.	FINANCIAL STATEMENTS	18

ITEM 18.	FINANCIAL STATEMENTS	18

ITEM 19.	EXHIBITS	19

i

GENERAL INFORMATION
All references in this Transition Report on Form 20-F, or the Transition Report, to “Castor,” the “Company,” “we,” “us” and “our” refer to Castor Maritime Inc. and its consolidated subsidiaries, except as otherwise noted.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statement data as at December 31, 2018 and September 30, 2018 and 2017 and for the three months ended December 31, 2018, the year ended September 30, 2018 and the period from December 13, 2016 to September 30, 2017, have been derived from our consolidated financial statements, as presented elsewhere in this Transition Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.  All references in this Transition Report to “$” are to U.S. dollars.
Explanatory Note
On September 27, 2019, our Board of Directors announced a change in the Company’s fiscal year end from September 30 to December 31.  As a result, we are required to file this Transition Report on Form 20-F for the transition period from October 1, 2018 to December 31, 2018.  After we file this Transition Report, our next fiscal year will end on December 31, 2019.  We note that this Transition Report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this Transition Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Castor Maritime Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This Transition Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Transition Report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.
The forward-looking statements in this Transition Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:
•	our future operating or financial results;
•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•	our ability to successfully employ our existing dry bulk vessels;
•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	risks associated with vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•	vessel breakdowns and instances of off-hire;
•	potential conflicts of interest involving members of our Board of Directors, or the Board, and senior management;
•	potential liability from pending or future litigation;

•	potential exposure or loss from investment in derivative instruments;
•	general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•	the strength of world economies;
•	stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	changes in seaborne and other transportation;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	general domestic and international political conditions; and
•	potential disruption of shipping routes due to accidents or political events.
Any forward-looking statements contained herein are made only as of the date of this Transition Report, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I
ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Introduction
The following discussion provides a review of the performance of our operations and compares its performance with that of the preceding year on an annual basis and for the three-month periods ended December 31, 2017 and 2018. Our business was founded in December 2016 and our first fiscal year ended on September 30, 2017.  Therefore, these consolidated financial statements present the operations for the three month period ended December 31, 2018, the year ended September 30, 2018 and the period from December 13, 2016 to September 30, 2017. All dollar amounts referred to in this management’s discussion and analysis are expressed in United States dollars except where indicated otherwise.
The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements”. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3 Key Information-D. Risk Factors” of our annual report on Form 20-F for the year ended September 30, 2018, as amended, filed with the Commission on January 31, 2019.
Overview
We are a provider of worldwide seaborne transportation services for dry bulk cargo, including, among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks.” As of December 31, 2018, we owned the Magic P, which is a Panamax vessel with a carrying capacity of approximately 76,000 dwt, or our Vessel. Our Vessel is managed by Pavimar S.A, or Pavimar, under the supervision of our Chief Executive Officer and our Board of Directors. Pavimar is controlled by the sister of our Chairman, Chief Executive Officer and Chief Financial Officer.
We may from time to time deploy our Vessel on a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of the date of this Transition Report, we have historically deployed our Vessel solely on time charters. We believe that our customers enter into period time and spot charters with us because of the good performance of our Vessel, the superior cargo holds and our reliable operations. During the three-month period ended December 31, 2018, we generated revenues of approximately $1.1 million.
A.          Operating Results
Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
•	The cyclical nature of the industry and its impact on charter rates and vessel values;
•	Results of employment and operation of our Vessel; and
•	Results of Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Vessel.
Our operating results also are largely driven by the vessel Ownership days, Available days and Fleet utilization, as defined below.

Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.
Cyclical nature of the industry
One of the factors that impact our profitability is the hire rates that we are able to charge. The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The drybulk industry has often been characterized by periods of imbalance between supply and demand, causing charter hire rates to be volatile. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
Our Vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. Our gross revenues for the period from October 1, 2018 to December 31, 2018 consisted primarily of hire earned under time charter contracts, where charterers pay a fixed daily hire. In the future, our revenues may also consist of amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Our future gross revenues may be affected by the proportion of voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs and is widely used in the industry, provides a more accurate measure for comparison.
In 2018, charter hire rates improved from the low levels of recent years due to demand continuing to catch up with supply. The Baltic Dry Bulk Index, or BDI, average for the years ended December 31, 2016, 2017 and 2018 was 673, 1,145 and 1,354 points, respectively. Following the increased flow of newbuilding vessels that entered the market during the early 2000’s, the oversupply of capacity had a negative impact on the market as demand for dry-bulk commodities transfer was not able to absorb the flow of the vessels entering the market. As the flow of newbuilding vessels is constantly being driven down and scrapping of vessels having reached record levels, the increase in deadweight carrying capacity for 2018 is expected to increase by approximately 4.9%, which is significantly lower from the double digit increases during the early 2000’s while increase in demand of commodities is expected to increase by approximately 4.3%. The volatility in charter rates in the drybulk market affects the value of drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows and liquidity.
Employment and operation of our Vessel
A factor that impacts our profitability is the employment and operation of our Vessel which mainly requires; its regular maintenance and repair; effective crew selection and training; ongoing supply of our Vessel with the spares and the stores that it requires; contingency response planning; auditing of our Vessel’s onboard safety procedures; arrangements for our Vessel’s insurance; chartering of the vessel; training of onboard and on shore personnel with respect to our Vessel’s security and security response plans (ISPS); obtaining of ISM certification and performing the necessary audit for the vessel within the six months of taking over a vessel; and the ongoing monitoring of the Vessel’s performance.
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

Important Measures and Definitions for Analyzing Results of Operations
We believe that important concepts and measures for analyzing trends in our results of operations include the following:
Available days. Available days are the Ownership days we possessed our Vessel during the relevant period after subtracting off hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Ownership days. Ownership days are the total days we owned our Vessel during the relevant period. Ownership days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.
Fleet utilization. We calculate fleet utilization by dividing the number of our Available days during a period by the number of our Ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special surveys.
Off-hire. The period our Vessel is unable to perform the services for which it is required under a charter for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.
Dry-docking.  We periodically dry-dock our Vessel for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking expenses and our ability to complete our scheduled dry-dockings on time also affects our financial results.
Daily vessel operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership days for the relevant period.
Daily company administration expenses. Daily company administration expenses include administration expenses such as audit fees, executive officer compensation and other miscellaneous expenses and are calculated by dividing company administration expenses by the Ownership days for the relevant period.
Daily management fees. Daily management fees are calculated by dividing management fees by the Ownership days for the relevant time period and represent the fees payable to our Manager for managing our Fleet.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses and canal charges. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

The following table presents the operational metrics that management uses to assess our financial condition and results of operations:
(In U.S. dollars, except for days and utilization)	For the three- month period ended December 31, 2017	For the three- month period ended December 31, 2018
Operational Metrics
Available days	63	92
Ownership days	92	92
Fleet utilization	68.5%	100%
Daily time charter equivalent (or TCE) (1)	10,129	11,864
Daily vessel operating expenses	6,541	4,702
Daily management fees	262	320
Daily general and administrative expenses	390	250
EBITDA (2)	(139,135)	446,354

(In U.S. dollars, except for days and utilization)	For the period ended September 30, 2017	For the year ended September 30, 2018
Operational Metrics
Available days	216	336
Ownership days	222	365
Fleet utilization	97%	92%
Daily time charter equivalent (or TCE) (1)	8,969	11,677
Daily vessel operating expenses	5,383	4,734
Daily management fees	250	305
Daily general and administrative expenses	425	1,259
EBITDA (2)	1,061,522	1,617,699
Non-GAAP Financial Information
(1) TCE. TCE is a measure of the average daily revenue performance of a vessel. Our method of calculating the TCE rate is determined by dividing revenues net of voyage expenses by the Available days for the relevant time period. The TCE rate is not a measure of financial performance under U.S. GAAP, (a non-GAAP measure), and may not be comparable to similarly titled measures of other companies. TCE is a standard shipping industry performance that provides additional meaningful information in conjunction with voyage revenues, because it assists Company management and investors to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, period time charters and bareboat charters) under which a shipping Company’s vessels may be employed between periods. The Company believes that it provides useful information to investors and its Management regarding the Company's financial performance.

The following table reflects the calculation of our TCE rate for the period presented:
(In U.S. dollars, except for Available Days)	For the three- month period ended December 31, 2017	For the three- month period ended December 31, 2018
Revenues	$666,587	$1,111,075
Voyage expenses	(28,440)	(19,556)
Time charter equivalent revenues	638,147	1,091,519
Available days	63	92
Time charter equivalent rate	$10,129	$11,864

(In U.S. dollars, except for Available Days)	For the period ended September 30, 2017	For the year ended September 30, 2018
Revenues	$2,018,061	$3,960,822
Voyage expenses	(80,853)	(37,373)
Time charter equivalent revenues	1,937,208	3,923,449
Available days	216	336
Time charter equivalent rate	$8,969	$11,677

(2) EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, as and if incurred, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income/(loss) to EBITDA	Three months ended December 31,
(In U.S. Dollars)	2017	2018
Net Income/(loss)	$(247,858)	$276,442
Depreciation and amortization	107,925	177,378
Interest and finance costs, net	798	(7,466)
EBITDA	$(139,135)	$446,354

Reconciliation of Net Income to EBITDA	For the period ended September 30, 2017	For the year ended September 30, 2018
(In U.S. Dollars)
Net Income	$878,644	$980,938
Depreciation and amortization	182,346	637,611
Interest and finance costs, net	532	(850)
EBITDA	$1,061,522	$1,617,699

Results of Operations
Three months ended December 31, 2018 as compared to the three months ended December 31, 2017
(In U.S. Dollars, except for share and per share data)	Three-Month Period ended December 31, 2017	Three-Month Period ended December 31, 2018	Change -amount	Change-%
Revenues (net of address commissions)	666,587	1,111,075	444,488	66.7%
Expenses:
Voyage expenses	(28,440)	(19,556)	(8,884)	(31.2)%
Vessel operating expenses	(601,787)	(432,544)	(169,243)	(28.1)%
Management fees to related party	(24,120)	(29,440)	5,320	22.1%
General and administrative expenses
• Company administration expenses	(35,834)	(22,954)	(12,880)	(35.9)%
• Public Registration Costs	(115,761)	(161,116)	45,355	39.2%
Depreciation and amortization	(107,925)	(177,378)	69,453	64.4%

Operating income/ (loss)	(247,280)	268,087	528,875	202.8%

Total Other (expenses)/Income ,net	(578)	8,355	8,933	1545,5%

Net income/ (loss) and comprehensive income/ (loss)	(247,858)	276,442	524,300	211.5%

Loss per common share, basic and diluted	(0.26)	(0.30)
Weighted average number of common shares, basic and diluted	2,400,000	2,400,000

•
Vessel Revenue, Net – Vessel revenues increased by $444,488 or 66.7%, to $1,111,075 in the three month period ended December 31, 2018, compared to $666,587 for the three month period ended December 31, 2017.

This increase was primarily due to:
(i)          the higher revenues earned on our Vessel during the three month period ended December 31, 2018, as compared to the revenues earned in the prior year three month period which was the result of an increase in prevailing charter rates. More specifically, our Vessel generated $10,895 of average daily revenues in 2017 which increased to average daily revenues of $12,500 in 2018; and
(ii)          the increase in Available days from 63 in the three-months ended December 31, 2017 to 92 in the three months ended December 31, 2018 due to our Vessel undergoing its scheduled dry-docking in the fourth quarter of 2017.
•
Voyage Expenses – In the three month period ended December 31, 2018, voyage expenses decreased to $19,556 as compared to $28,440 for the three months ended December 31, 2017, representing a decrease of $8,884 or 31.2%. This decrease is mainly reflective of certain peripheral port costs we incurred in 2017 in connection with the dry-dock of our Vessel.

•
Vessel Operating Expenses – Vessel operating expenses decreased by 28.1%, or $169,243, to $432,544 during the three-month period ended December 31, 2018, from $601,787 during the three-month period ended December 31, 2017. Accordingly, our daily operating expenses, decreased from $6,541 in 2017 to $4,702 in 2018. This decrease is mainly associated with the additional technical maintenance works and re-stocking of spares and supplies which were carried out simultaneously with dry-docking our Vessel during the fourth quarter of 2017.

•
Management Fees – During the three-month periods ended December 31, 2017 and 2018, we incurred $24,120 and $29,440 in management fees, respectively, or an average daily management fee of $262 and $320, respectively. From December 16, 2017, onwards and for a period of two years thereof, we and our Manager agreed to re-adjust the daily management fee of our Vessel from $250 per day to $320 per day, which explains the increase in daily average management fees between the compared periods.

•	General and Administrative Expenses
Company administration expenses
During the three month periods ended December 31, 2017 and 2018, we incurred Company administration expenses of $35,834 and $22,954, respectively. The decrease in Company administration expenses between the compared periods is mainly attributed to increased audit fees costs in the comparative period. Company administrative expenses generally consist of audit fees, Chief Financial and Chief Executive Officer remuneration fees as well as other miscellaneous expenditures essential to conduct our business.
Public registration costs
Public registration costs increased by $45,355 or 39.2%, from $115,761 in the three months ended December 31, 2017 to $161,116 in the three months ended December 31, 2018. The increased public registration fees are directly associated with the registration and listing of our common shares in the Norwegian OTC market on December 21, 2018 and the listing of our common shares in the NASDAQ stock exchange on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
◾
Depreciation and Amortization – Depreciation and amortization expense comprises of Vessel’s depreciation and the amortization of Vessel’s capitalized dry-dock costs. Depreciation and amortization charges totaled $177,378 in the three months ended December 31, 2018 as compared to $107,925 in the three months ended December 31, 2017, thereby amounting to a $69,453, or a 64.4%, increase.

Amortization of deferred dry-docking costs was $102,324 during the three months ended December 31, 2018, compared to $34,108 during the corresponding period of 2017. The increase by $68,216, or 200.0%, between the compared periods exclusively relates to the amortization of deferred dry-dock charges for a full quarter in the current three-month period, compared to a shorter amortization period in the prior period, as our Vessel completed its scheduled dry-dock on November 25, 2017.
The Vessel’s depreciation did not significantly vary in the compared periods.
Year ended September 30, 2018 as compared to the period ended September 30, 2017
(In U.S. Dollars, except for share data)	Period ended September 30,2017	Year ended September 30, 2018	Change -amount	Change-%
Revenues (net of address commissions)	2,018,061	3,960,822	1,942,761	96.3%
Expenses:
Voyage expenses	80,853	37,373	(43,480)	(53.8)%
Vessel operating expenses	1,194,995	1,727,770	532,775	44.6%
Management fees to related party	55,500	111,480	55,980	100.9%
General and administrative expenses
• Company administration expenses	58,467	109,233	50,766	86.8%
• Public Registration Costs	35,973	350,167	314,194	873.4%
Depreciation and amortization	182,346	637,611	455,265	249.7%

Operating income	409,927	987,188	577,261	140.8%

Other income/(expenses):
Gain on derivative financial instruments	475,530	-	(475,530)	(100.0)%
Total Other income/(expenses)	468,717	(6,250)	(474,967)	(101.3)%

Net income and comprehensive income	878,644	980,938	102,294	11.6%

Earnings/(loss) per common share, basic and diluted	0.35	(0.28)
Weighted average number of common shares, basic and diluted	2,400,000	2,400,000

◾
Vessel Revenue, Net - The increase was attributable to the increase in prevailing charter rates and the increase in number of days our vessel was employed. We had 336 available days in the year ended September 30, 2018 (365 ownership days less 29 dry-dock days) compared to 216 available days in the period ended September 30, 2017 as the vessel was acquired on February 21, 2017. The average TCE rate increased in 2018 by 30% to $11,677 compared to $8,969 for 2017. TCE rate is a non-GAAP measure. Please see the reconciliation above of TCE rates to Net Revenues, the most directly comparable U.S. GAAP measure.

◾
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

◾
Vessel Operating Expenses - The increase was primarily attributable to the increase in ownership days. We had 365 ownership days as of September 30, 2018 as compared to 222 ownership days as of September 30, 2017 as our Vessel was acquired on February 21, 2017. With the use of a strict planned technical maintenance program for our Vessel we managed to reduce the cost of our daily vessel operating expenses from $5,383 to $4,734.

◾
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

◾
General and Administrative Expenses - The increase of $0.4 million in the year ended September 30, 2018 compared to September 30, 2017 is primarily attributable to higher professional legal, consultancy and audit fees relating to our registration statement filing requirements.

◾
Depreciation and Amortization - The increase is attributable to (1) an increase in depreciation from $0.2 million to $0.3 million as a result of the higher ownership days and (2) drydock amortization charge of $0.3 million in the year September 30, 2018 related to the vessel dry-dock performed in 2018, the  cost of  which will be amortized over a period of approximately two years

◾
Gain from derivative financial instruments: During the period ended September 30, 2017 the Company realized a gain of $0.5 million from derivative financial instruments entered into to manage changes in the spot market rates associated with the deployment of our Vessel. During the year ended September 30, 2018 the Company did not have any derivative instruments in place.   During the period from December 13, 2016 to September 30, 2017, the Company engaged in a series of forward freight agreements (FFAs) to manage its exposure to spot market rate fluctuations.

Recent Accounting Pronouncements
Refer to Note 2 of the consolidated financial statements included in this transition report.
Inflation
Inflation has not had a material effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:
•
exemption from the auditor attestation requirement of management's assessment of the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. See Item 3. “Key Information—D. Risk Factors— We are an “emerging growth company” of our annual report on Form 20-F for the year ended September 30, 2018, as amended, filed with the Commission on January 31, 2019 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors”.  As of October 1, 2018, we irrevocably elected to opt out of such extended transition period.
B.          Liquidity and Capital Resources
We operate in a cyclical and capital intensive industry and financed our Vessel acquisition, that is, of the Magic P, through equity. As of September 30, 2017 and 2018 we had cash and cash equivalents of $0.8 million and $1.7 million, respectively. As of December 31, 2018, we had cash and cash equivalents of $1.9 million.
Working capital is equal to current assets minus current liabilities. As of September 30, 2017, we had a working capital surplus of $1.1 million as compared to a working capital surplus of $2.0 million as of September 30, 2018. As of December 31, 2018, we had a working capital surplus of $2.4 million. As of December 31, 2018, we believe our working capital is sufficient for our current requirements. Our working capital primarily increased due to increase of revenue based on prevailing charter rates and the increase in Vessel’s Available days during the period.
On November 15, 2018, we entered into contracts to purchase and install ballast water management systems (“BWMS”) on our dry bulk carriers, as amended on October 20, 2019, following the acquisition of the M/V Magic Sun and the M/V Magic Moon. We expect that the BWMS installation on our vessels will be completed during the vessels’ upcoming dry-docking in 2020 and estimate that the contractual obligations related to these purchases, excluding installation costs, will be approximately $0.8 million.
Equity Issuances
On September 22, 2017, we entered into an exchange agreement, or the Exchange Agreement, with Spetses and its shareholders.  Under the terms of the Exchange Agreement, we issued 2,400,000 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares of the Company in exchange for all of the issued and outstanding common shares of Spetses.
Our Borrowing Activities
As of December 31, 2018, we had no indebtedness. For more information relating to our secured and unsecured debt as of the date of this Transition Report, please see Note 15 to our transition period consolidated financial statements included elsewhere in this report.

Cash Flows
Cash Flows (In US Dollars)	Three-Month Period ended December 31, 2017	Three-Month Period ended December 31, 2018
Net cash from/(used in) operating activities	(349,798)	148,106
Net cash from/ (used in) investing activities	-	-
Net cash from/ (used in) financing activities	-	-

Operating Activities: Net cash used in operating activities amounted to $349,798 for the three-month period ended December 31, 2017, consisting of net loss after non-cash items of $139,933, further augmented by a reduction in working capital by $209,865. Net cash provided by operating activities amounted to $148,106 for the three-month period ended December 31, 2018, consisting of net income after non-cash items of $453,820  which  was partly set-off by a reduction in working capital by $305,714.

Investing Activities: No cash inflow or outflow was made from any financing activities during the nine-month period ended September 30, 2018.
Financing Activities: No cash inflow or outflow was made from any financing activities during the nine-month period ended September 30, 2018.
Cash Flows (In US Dollars)	Year ended September 30,2017	Year ended September 30,2018
Net cash from operating activities	770,749	902,706
Net cash from investing activities	(7,549,281)	-
Net cash from financing activities	7,615,000	-

Operating Activities: For the period ended September 30, 2017, net cash provided by operating activities amounted to $0.8 million, consisting of net income after non-cash items of $1.1 million plus a decrease in working capital of $0.3 million. For the period ended September 30, 2018, net cash provided by operating activities amounted to $0.9 million, consisting of net income after non-cash items of $1.6 million plus a decrease in working capital of $0.7 million. The major driver of the increase in net cash provided by operating activities is the increase in the number of days our vessel operated and the increased hire rates earned during fiscal year ended September 30, 2018 compared to fiscal year ended September 30, 2017, partly offset by the cash outflow related to vessel dry-dock performed during fiscal year ended 2018
Investing Activities: Investing activities in 2017 represent cash outflow for the acquisition of our Vessel, Magic P, in February 2017. There were no cash flows relating to investing activities for the year ended September 30, 2018.
Financing Activities: The September 30, 2017 cash inflow resulted from shareholders contribution of $ 7.6 million. There were no contributions for the year ended September 30, 2018.
C.          Research and Development, Patents and Licenses, Etc.
Not applicable.
D.          Trend Information
Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding market performance, see above Item. 5.A. Operating Results - Cyclical nature of the industry.
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

E.          Off Balance Sheet Arrangements
As of December 31, 2018, we do not have any off-balance sheet arrangements.
F.          Tabular Disclosure of Contractual Obligations
We have no contractual obligation as of December 31, 2018. However, we pay our Manager a daily fixed management fee of $320, which will remain at this level until December 16, 2019, at which time the daily management fee may be revised. By its terms, the agreement shall continue until the sale of our Vessel, unless terminated earlier by either party upon two months written notice.
G.          Safe Harbor
See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this transition report.
H.          Critical Accounting Estimates
We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read “Item 18. Financial Statements Note 2 - Summary of Significant Accounting Policies.”
Vessel Depreciation
We record the value of our Vessel at its cost (which includes the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage) less accumulated depreciation. Depreciation is calculated on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Our Vessel, being a secondhand vessel, is depreciated from the date of its acquisition through its remaining estimated useful life. We estimate the useful life of our Vessel to be 25 years from the date of initial delivery from the shipyard and the residual value of our Vessel to be $370 per lightweight ton. These assumptions are based on current and historical market trends. We do not expect these assumptions to change in the near future unless market trends indicate otherwise. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge whereas, a decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
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

If we identify indication for impairment for our Vessel, we determine undiscounted projected net operating cash flows for the vessel and compare them to its carrying value. In the event that impairment occurs, we determine the fair value of the related asset and we record a charge to earnings calculated by comparing the vessel’s carrying value to her estimated fair market value, which is determined based on management estimates and assumptions and by making use of available market data. There were no indications that the carrying value of the vessel is not recoverable as of December 31, 2018.  As of September 30, 2017 and 2018, our Vessel’s carrying value, was below its estimated charter-free market value by approximately $4.6 million and $5.1 million respectively. As of December 31,2018, our Vessel’s carrying value, was below its estimated charter-free market value by approximately $3.7 million.
Our estimate of basic market value assumes that our Vessel is in good and seaworthy condition without need for repair and, if inspected, she would be certified in class without notations of any kind. The fair value is determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our Vessel where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our Vessel or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our Vessel; and
•
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
We refer you to the risk factor found in our annual report on Form 20-F for the year ended September 30, 2018, as amended entitled “Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability”.
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
As of December 31, 2018, our common shares were not traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder. Our common shares commenced trading on Nasdaq on February 11, 2019 unless we are classified as a PFIC for U.S. federal income tax purposes in (a) the year or (b) the year prior to the year such dividend is paid. Please see the section entitled “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” of our annual report on Form 20-F for the year ended September 30, 2018, as amended, filed with the Commission on January 31, 2019 for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The drybulk charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our Vessel and our charterer’s ability to satisfy its contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth above and in the section titled “Risk Factors” of our annual report on Form 20-F for the year ended September 30, 2018, as amended, filed with the Commission on January 31, 2019.
Dividends on our Series A Preferred Shares accrue and are cumulative from the date the Series A Preferred Shares were originally issued on September 22, 2017 and are payable on each June 15 and December 15, when, as and if declared by our Board or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series A Preferred Shares is 9.75% per annum per share. At any time on or after March 22, 2018, we may redeem, in whole or from time to time in part, the Series A Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Since December 31, 2018, we have revised the dividend terms of the Series A Preferred Shares. Please see the section herein “Item 13. Defaults, Dividend Arrearages and Delinquencies.”
Marshall Islands law provides that we may pay dividends on and redeem any shares of capital stock, including the Series A Preferred Shares, only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above their par value. In addition, under Marshall Islands law we may not pay dividends on or redeem any shares of capital stock, including the Series A Preferred Shares, if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.
The Company has not paid any dividends as of the date of this Transition Report.

PART II
ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
The accumulated, but not declared, due and overdue dividends on the Series A Preferred Shares as of September 30, 2017, September 30, 2018 and December 31, 2018, amounted to $29,250, $1,676,025, and $2,668,770, respectively.
On October 10, 2019, we reached an agreement with the holders of its Series A Preferred Shares to settle in full all accumulated dividend obligations on the Series A Preferred Shares, or the Series A Dividends Settlement Agreement, and to simultaneously adopt an Amended and Restated Statements of Designations of its Series A Preferred Shares, or the Series A Amended SOD. Pursuant to the Series A Dividends Settlement Agreement, the Series A Preferred holders agreed to waive the Company’s obligations related to all due and overdue accumulated dividends on the Series A Preferred Shares during the period from their original issue date up to and including June 30, 2019, amounting to $4.3 million, and to receive, in settlement thereof, 300,000 newly issued common shares, or the Settlement Shares. The Settlement Shares were issued to the Series A Preferred holders on October 17, 2019. In addition, in accordance with the terms of the Series A Amended SOD, the Company and the Series A Preferred holders mutually agreed to waive all dividend payment obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021, reduce the progressively increasing dividend payment default rate that is 1.30 times the rate payable on the Series A Preferred Shares on the date preceding such payment to a fixed dividend payment default rate that is 1.30 times the base dividend payment rate, increase the redemption price of the Series A Preferred Shares to $30 from $25 per share in case that the Company exercises its current option to redeem the Series A Preferred Shares, in whole or in part, with cash and increase the liquidation preference from $25 to $30 per Series A Preferred Share. As a result of the foregoing, dividends on the Series A Preferred Shares will neither accrue nor accumulate during the period from July 1, 2019 until December 31, 2021 and the Company will no longer have any restriction declaring dividends to holders of its common shares during this period.
ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
We have adopted the Stockholders Rights Agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series C Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common stock without the approval of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” of our annual report on Form 20-F for the year ended September 30, 2018, as amended, filed with the Commission on January 31, 2019 for a description of our Stockholders Rights Agreement.
Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” of our annual report on Form 20-F for the year ended September 30, 2018, as amended, filed with the Commission on January 31, 2019 for a description of the rights of holders of our Series A cumulative redeemable perpetual preferred share and Series B Preferred Shares relative to the rights of holders of shares of our common stock.

PART III
ITEM 17.          FINANCIAL STATEMENTS
See Item 18.
ITEM 18.          FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-1 to F-23 filed as part of this transition report.

ITEM 19.          EXHIBITS

1.1
Articles of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

1.2	Bye-laws of the Company incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

1.3
Statement of Designation of the Rights, Preferences and Privileges of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 22, 2017 incorporated by reference to Exhibit 3.3 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

1.4
Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on October 10, 2019 incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2019.

1.5
Statement of Designation of the Rights, Preferences and Privileges of the Rights, Preferences and Privileges of the Series B Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 22, 2017 incorporated by reference to Exhibit 3.4 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

1.6
Statement of Designation of the Rights, Preferences and Privileges of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 29, 2017 incorporated by reference to Exhibit 3.5 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

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

4.6
Waiver and Consent Agreement entered into by the Company and all holders of the issued and outstanding 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares, dated October 10, 2019 incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2019.

4.7	$5.0 Million Term Loan Facility between the Company and Thalassa Investment Co. S.A. dated August 30, 2019

4.8	$7.5 Million Bridge Loan between the Company and Thalassa Investment Co. S.A. dated October 17, 2019

4.9	$11.0 Million Secured Term Loan Facility by and among Alpha Bank A.E., Pikachu Shipping Co., and Spetses Shipping Co. dated November 22,2019

8.1	List of Subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this transition report on its behalf.
CASTOR MARITIME INC.

/s/ Petros Panagiotidis	December 16, 2019
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of September 30, 2017, 2018 and December 31, 2018	F-3

Consolidated Statements of Comprehensive Income for the period from December 13, 2016 to September 30, 2017, the Year Ended September 30, 2018 and the Three Months Ended December 31, 2018	F-4

Consolidated Statements of Shareholders’ Equity for the period from December 13, 2016 to September 30, 2017, the Year Ended September 30, 2018 and the Three Months Ended December 31, 2018	F-5

Consolidated Statements of Cash Flows for the period from December 13, 2016 to September 30, 2017, the Year Ended September 30, 2018 and the Three Months Ended December 31, 2018	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Castor Maritime Inc.,
Majuro, Republic of the Marshall Islands
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and its subsidiary (the "Company") as of September 30, 2017 and 2018 and December 31, 2018, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows, for the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2017 and 2018 and December 31, 2018, and the results of its operations and its cash flows for the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
December 16, 2019

We have served as the Company's auditor since 2017.

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2017, 2018 and December 31, 2018
(Expressed in U.S. Dollars – except for share data)

		September 30,		December 31,
ASSETS	Note	2017	2018	2018
CURRENT ASSETS:
Cash and cash equivalents		$836,468	$1,739,174	$1,887,280
Accounts receivable trade		342,605	2,453	670,973
Due from related party	3	96,264	263,079	176,434
Inventories		46,586	60,697	57,530
Prepaid expenses and other current assets		29,060	44,597	55,200
Total current assets		1,350,983	2,110,000	2,847,417

NON-CURRENT ASSETS:
Vessel, net	5	7,366,935	7,070,404	6,995,350
Deferred charges, net	4	—	443,394	341,070
Total non-current assets		7,366,935	7,513,798	7,336,420

Total assets		$8,717,918	$9,623,798	$10,183,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable		$105,104	33,483	244,371
Unearned revenue		—	—	47,708
Accrued liabilities		119,170	115,733	140,734
Total current liabilities		224,274	149,216	432,813

Commitments and contingencies	8	—	—	—

SHAREHOLDERS' EQUITY:
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	6
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares (liquidation preference of $25 per share), 480,000 shares issued and outstanding as of September 30, 2017, 2018 and December 31, 2018, respectively	6	480	480	480
Series B Preferred Shares – 12,000 shares issued and outstanding as of September 30, 2017, 2018 and December 31, 2018, respectively	6	12	12	12
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 2,400,000 shares issued and outstanding as of September 30, 2017, 2018 and December 31, 2018, respectively	6	2,400	2,400	2,400
Additional paid-in capital		7,612,108	7,612,108	7,612,108
Retained earnings		878,644	1,859,582	2,136,024
Total shareholders' equity		8,493,644	9,474,582	9,751,024

Total liabilities and shareholders' equity		$8,717,918	$9,623,798	$10,183,837

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the period December 13, 2016 to September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018
(Expressed in U.S. Dollars – except for share data)

		Period from December 13, 2016 to September 30,	Year Ended September 30,	Three Months Ended December 31,
	Note	2017	2018	2018
REVENUES:
Time charter revenues (net of address commissions of $74,271, 153,406 and $43,125, respectively)		$2,018,061	$3,960,822	$1,111,075
Total revenues		2,018,061	3,960,822	1,111,075

EXPENSES:
Voyage expenses	11	(80,853)	(37,373)	(19,556)
Vessel operating expenses	11	(1,194,995)	(1,727,770)	(432,544)
Management fees to related party	3	(55,500)	(111,480)	(29,440)
Depreciation and amortization	4,5	(182,346)	(637,611)	(177,378)
General and administrative expenses	12
- Company administration expenses		(58,467)	(109,233)	(22,954)
- Public registration costs		(35,973)	(350,167)	(161,116)
Total expenses		(1,608,134)	(2,973,634)	(842,988)

Operating income		409,927	987,188	268,087

OTHER INCOME/ (EXPENSES):
Interest and finance costs		(532)	(3,393)	(519)
Interest income		—	4,243	7,985
Gain on derivative financial instruments	7	475,530	—	—
Foreign exchange (losses)/ gains		(7,021)	(8,539)	89
Other, net		740	1,439	800
Total other income/ (expenses), net		468,717	(6,250)	8,355

Net income and comprehensive income		$878,644	$980,938	$276,442

Earnings/ (Loss) per common share, basic and diluted	10	$0.35	$(0.28)	$(0.30)
Weighted average number of common shares, basic and diluted		2,400,000	2,400,000	2,400,000

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY For the period December 13, 2016 to September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders' Equity
Balance December 13, 2016	—	—	—	—	—	—	—
- Issuance of common shares as part of exchange and shareholders’ contribution (Note 6)	2,400,000	—	—	2,400	7,612,108	—	7,614,508
- Issuance of preferred shares as part of exchange (Note 6)	—	480,000	12,000	492	2,740,000	—	2,740,492
- Deemed contribution of preferred shares as part of exchange (Note 6)	—	—	—	—	(2,740,000)	—	(2,740,000)
- Net Income	—	—	—	—	—	878,644	878,644
Balance, September 30, 2017	2,400,000	480,000	12,000	$2,892	$7,612,108	$878,644	$8,493,644
- Net income	—	—	—	—	—	980,938	980,938
Balance, September 30, 2018	2,400,000	480,000	12,000	$2,892	$7,612,108	$1,859,582	$9,474,582
- Net income	—	—	—	—	—	276,442	276,442
Balance, December 31, 2018	2,400,000	480,000	12,000	2,892	7,612,108	2,136,024	9,751,024

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS For the period December 13, 2016 to September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018
(Expressed in U.S. Dollars)

		Period from December 13, 2016 to September 30,	Year Ended September 30,	Three Months Ended December 31,
	Note	2017	2018	2018
Cash Flows from Operating Activities:
Net income		$878,644	$980,938	$276,442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		182,346	637,611	177,378
Changes in operating assets and liabilities:
Accounts receivable trade		(342,605)	340,152	(668,520)
Inventories		(46,586)	(14,111)	3,167
Due from related parties		(96,264)	(166,815)	86,645
Prepaid expenses and other current assets		(29,060)	(15,537)	(10,603)
Accounts payable		105,104	(71,621)	210,888
Accrued liabilities		119,170	(3,437)	25,001
Unearned revenue		—	—	47,708
Deferred charges		—	(784,474)	—
Net Cash provided by Operating Activities		770,749	902,706	148,106

Cash flow used in Investing Activities:
Vessel Acquisition	5	(7,549,281)	—	—
Net cash used in Investing Activities		(7,549,281)	—	—

Cash flows provided by Financing Activities:
Shareholders’ Contribution	6	7,615,000	—	—
Net cash provided by Financing Activities		7,615,000	—	—

Net increase in cash and cash equivalents		836,468	902,706	148,106
Cash and cash equivalents at the beginning of the year/period		—	836,468	1,739,174
Cash and cash equivalents at the end of the year/ period		$836,468	$1,739,174	$1,887,280

Supplemental cash flow information:
Non-cash Financing Activities
Deemed contribution relating to issuance of preferred shares		$2,740,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information
Castor Maritime Inc. (“Castor”) was incorporated on September 11, 2017 under the laws of the Republic of the Marshall Islands. As of December 31, 2018, Castor was the sole owner of all outstanding shares of Spetses Shipping Co. (“Spetses”), a company incorporated under the laws of the Marshall Islands on December 13, 2016 and the 100% owner of the Magic P, a 76,453 DWT, 2004 built, Panamax, dry-bulk carrier vessel, which was acquired on February 21, 2017. Castor and Spetses are hereinafter referred to as the “Company”.
The Company is engaged in the worldwide ocean transportation of dry bulk cargoes through its vessel-owning subsidiary. On December 21, 2018, Castor’s common shares began trading on the Norwegian OTC whereas, on February 11, 2019, they began trading on the NASDAQ Stock Market under the ticker symbol “CTRM”.
Castor is controlled by Thalassa Investment Co. S.A. (“Thalassa”), an entity registered in Liberia, which as of December 31, 2018, held 46.8% of the Company's common shares and 100% of the Series B preferred shares and, accordingly, could control the outcome of matters on which stockholders are entitled to vote.  Thalassa is wholly-owned and controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.
On September 22, 2017, Castor entered into a share exchange agreement (the “Exchange Agreement”) with the shareholders of Spetses to acquire all of the outstanding common shares of Spetses in exchange for Castor issuing (i) 2,400,000 of common shares proportionally to the then shareholders of Spetses, (ii) 12,000 of Series B preferred shares to Thalassa, and (iii) 480,000 of 9.75% Series A cumulative redeemable perpetual preferred shares to the then shareholders of Spetses excluding Thalassa, all at par value of $0.001 (the “Series A Preferred Shares”). As the Exchange Agreement involved also the issuance of Preferred Shares, being a new and additional class of shares, these have been recorded at fair value. As further discussed in Note 6, the Company recorded a deemed contribution of $2.7 million representing the fair value of the 9.75% Series A cumulative redeemable perpetual preferred shares. The Series B preferred shares were deemed to have a fair value of zero as they have no rights to dividends, do not have redemption/call rights and do not have any redemption features or a liquidation preference. Following the completion of the exchange, Spetses became a wholly owned subsidiary of Castor. Prior to the date of the Exchange Agreement, 100% of Castor’s issued and outstanding common shares were held by Thalassa, and Thalassa also held 52% of the issued and outstanding common shares of Spetses.
As the transaction involved companies under common control, the transaction was accounted at the entities’ historical carrying amounts and in accordance with ASC 805-50-45 whereby the Company's consolidated financial statements present the results of operations for the period in which the transfer occurred as though the transfer of net assets and exchange of equity interests had occurred on the date Spetses was incorporated and as if Spetses was from its date of incorporation a consolidated subsidiary of the Company. Results of operations and cash flows for the period December 13, 2016 to September 30, 2017 comprise those of the previously separate entities combined from the date of their incorporation to the date the transfer was completed and those of the combined operations and cash flows from that date to the end of the period. Hence, the first reporting period of these consolidated financial statements was from December 13, 2016, the date Spetses was incorporated, to September 30, 2017 being the Company's first reporting period and the period from October 1, 2017 to September 30, 2018 is the second fiscal year of the consolidated financial statements.
Change of Fiscal Year
The Company changed its fiscal year end to December 31 from September 30. This transition report is for the three month period of October 1, 2018 through December 31, 2018, which is referred to as the transition period.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements:
Principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts and operating results of Castor and its subsidiary. All intercompany balances and transactions have been eliminated upon consolidation.

Reclassifications
Our consolidated statements of comprehensive income for the year ended September 30, 2018 and the period from December 13, 2016 to September 30, 2017, have been reclassified to separately present within General and administrative expenses: Company administration expenses and Public registration costs. Management believes this reclassification provides a more comprehensive presentation of the Company's recurring administration costs and the non-recurring costs directly associated with the registration and listing of our common shares in the Norwegian OTC market on December 21, 2018 and the listing of our common shares on the NASDAQ stock exchange on February 11, 2019.
Use of estimates
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
Other comprehensive income
The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity. The Company has no other comprehensive income/ (loss) items and, accordingly, comprehensive income equals net income for the periods presented.
Foreign currency translation
The Company's reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the consolidated statements of comprehensive income.
Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of the financial condition of its charterers and generally does not require collateral for its accounts receivable.
During the period ended September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018, charterers that individually accounted for more than 10% of the Company’s revenues were as follows:
Charterer	Period ended September 30, 2017	Year Ended September 30, 2018	Three Months Ended December 31, 2018
A	81%	24%	100%
B	16%	—%	—%
C	—%	52%	—%
D	—%	17%	—%
Total	97%	93%	100%

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Cash and cash equivalents
The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
Accounts receivable trade
The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterer for hire or other possible sources of income under the Company’s time charter contracts, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts as of the periods presented was zero.
Inventories
Inventories consist of lubricants and provisions on board of the vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method.
Insurance Claims
The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors' and officers' liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed following submission of the insurance claim and when the claim is not subject to litigation. The classification of the insurance claims into current and non-current assets is based on management's expectations as to their collection dates.
Vessel, net
Vessel, net is stated at cost net of accumulated depreciation. The cost of vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel; otherwise these amounts are charged to expense as incurred.
Vessel depreciation
Depreciation is computed using the straight line method over the estimated useful life of the vessel, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessel to be 25 years from the date of its acquisition through its remaining estimated useful life.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Impairment of long‑lived assets
The Company reviews its vessel for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of the vessel is less than her carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value. In this respect, management regularly reviews the carrying amount of the vessel in connection with her estimated recoverable amount. There were no indications that the carrying value of the vessel is not recoverable as of September 30, 2017, 2018 and December 31, 2018.
Dry-docking and special survey costs
Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying consolidated statements of comprehensive income.
Revenue and expense recognition (including Leases)
I ) Types of Contracts
The Company’s revenues may be derived from time charter, bareboat charter and spot charter contracts. The Company currently generates and has historically generated its revenues under time charter contracts. A voyage charter is a type of contract that is entered into in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo, whereas a time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. A bareboat charter is a contract in which a vessel is provided to the charterer for a fixed period of time at a specified daily rate.

II) Lease Contracts
The Company accounts for its time and bareboat charter contracts as operating leases pursuant to ASC 842 “Leases” which was early adopted by the Company on October 1, 2018 and which superseded legacy leases recognition guidance under ASC 840. Upon adoption of ASC 842, the timing and recognition of income from time charter contracts to which the Company is a party, did not change from previous practice. Specific amendments to this update, provided the Company, amongst other things, with (i) an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new lease standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and (ii) a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

As a result of the foregoing:

i)
the Company elected the optional new transitional approach and the practical expedient for lessors described above which had no cumulative-effect to the October 1, 2018 opening balance of retained earnings and

ii)
the Company has determined that the most significant non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Company further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e the vessel) rather than to the services provided under the time charter agreements.

Lease revenues are recognized on a straight line basis over the rental periods of such charter agreements, as rental service is provided, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of revenues in the Company’s Consolidated Statement of Comprehensive Income. Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Lease revenue is shown net of address commissions payable directly to charterers under the relevant time charter agreements. Address commissions represent discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortize these over the period of the charter.
Accordingly, the adoption of ASC 842 had no  impact on the Company’s consolidated financial position and results of operations for the three month transition period ended December 31, 2018 or to any of the periods presented herein.
III) Revenue Contracts
The Company has determined to account for its spot charter contracts following the provisions of ASC 606. In May 2016, the FASB issued their final standard on revenue from contracts with customers. The standard, which was issued as ASU 2014-09 (Topic 606 or ASC 606) by the FASB, as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance.  The core principle of the guidance in ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The Company assessed the provisions of ASC 606 and concluded that there is one single performance obligation when accounting for its spot charters, which is to provide the charterer with an integrated transportation service within a specified period of time. In addition, the Company has concluded that spot charter contracts meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. As a result of the foregoing, voyage revenue derived from spot charter contracts is recognized from the time when the vessel arrives at the load port until completion of cargo discharge. Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs.
Following the adoption of ASC 606 and the implementation of ASC 340-40 Other assets and deferred costs- Contracts with customers for contract costs, all voyage costs are considered contract fulfilment costs because they are directly related to the performance of the voyage contract. Those costs are expensed as incurred, with the exception of contract fulfilment costs and incremental costs of obtaining a contract incurred prior to the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. The Company has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period.
The Company adopted the provisions of ASC 606 on October 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to October 1, 2018.   The Company neither currently operates nor has historically operated any of its fleet vessels under voyage charters and therefore, does not currently have any charter contracts which fall under the provisions of ASC 606. Accordingly, as of the date of initial application, the new revenue recognition guidance as outlined above did not have any effect to the opening retained earnings of the Company as of October 1, 2018.
IV) Voyage Expenses
Voyage expenses, consist of: (a) port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, and (b) brokerage commissions, which are always paid for by the Company, regardless of charter type. All voyage expenses are expensed as incurred, except for brokerage commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses.
Accounting for Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade receivables, net. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities and amounts due to related parties. The Company is exposed to changes in the spot market rates associated with the deployment of its vessel and its objective is to manage the impact of such changes in its cash flows. In this respect, from time to time, the Company may engage in certain forward freight agreements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in earnings. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets and liabilities through earnings, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in earnings. As of September 30, 2017 and 2018 and December 31, 2018, there were no open derivative instruments.
Fair value measurements
The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates an hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.
Repairs and Maintenance
All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of comprehensive income.
Earnings/ (losses) per common share
Basic earnings/(losses) per common share are computed by dividing net income available to common stockholders after subtracting the dividends accumulated for the period on cumulative preferred stock (whether or not earned), by the weighted average number of common shares outstanding during the period. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during any of the periods presented in the accompanying consolidated financial statements.
Commitments and contingencies
Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations. The Company may take advantage of these exemptions until the Company is no longer an emerging growth company. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company reassessed its position since the filing of its’ Annual Report on Form 20-F for the fiscal year ended September 30, 2018, filed with the Commission on January 31, 2019 and, effective October 1, 2018, elected to irrevocably opt out of the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act, which means that, whenever a standard is issued or revised, the Company, will adopt the new or revised standard at the time public companies adopt the new or revised standard. This will make comparison of the Company's consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period easier because of the convergence in accounting standards used.
The exemptions provided by the JOBS Act will apply up until the last day of the fiscal year following the fifth anniversary of the IPO or such earlier time that the Company no longer meets the requirements of being an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700 million in market value of its securities held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 20-F), or it issues more than $1.0 billion of non-convertible debt securities over a three-year period.
Recent Accounting Pronouncements – Not Yet Adopted:
ASU 2016-13: In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The adoption of this new accounting guidance is not expected to have a material effect on the Company's consolidated results of operations, financial condition or cash flows.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties:
The Company’s ship-owning subsidiary has entered into a separate vessel management agreement with Pavimar S.A. (“Pavimar” or the “Manager”), a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the management agreement, Pavimar provides the Company with a wide range of shipping services, including, but not limited to, crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting, general administration and audit support services, in exchange for a fixed daily fee, for a period beginning upon the vessel's delivery and until the termination of the agreement. The agreement, which became effective upon the delivery of the Vessel to its then existing shareholders on February 21, 2017, shall continue until the sale of the Vessel, unless earlier terminated by either party giving two months’ written notice to the other. In the event of termination other than by reason of default by the Manager, the management fee payable to Pavimar shall continue to be payable for a further period of three calendar months as from the termination date. The management fee is subject to an annual review at the date of the anniversary of the management agreement. On November 13, 2017, it was agreed that the daily fixed fee of the vessel be increased from $250 to $320 and such fee to remain at this level until December 16, 2019, at which time the daily management fee may be revised.
During the period ended September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018, the Company incurred Management fees under the vessel management agreement amounting to $55,500, $111,480 and $29,440, respectively, which are separately reflected  in the accompanying consolidated statements of comprehensive income.
In addition, each month the Manager makes payments for operating expenses with cash advances provided by the Company. As of September 30, 2017 and 2018 and December 31, 2018, amounts of $96,264, $263,079 and $176,434, respectively, were due from the Manager in relation to these working capital advances granted to it.
4.	Deferred charges, net:
On October 27, 2017, the M/V Magic P commenced its scheduled dry-dock which was completed on November 25, 2017. In accordance with the Company’s policy, such costs are deferred and amortized on a straight-line basis over the period until the Vessel’s upcoming dry-dock. As of September 30, 2017 and 2018 and December 31, 2018, net unamortized deferred dry-dock charges amounted to $0, $443,394 and $341,070, respectively. During the period ended September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018, amortization of deferred dry-dock costs amounted to $0,  $341,080 and $102,324 respectively, and is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income. The unamortized balance as of December 31, 2018, is expected to be amortized to depreciation and amortization expense through the fourth quarter of 2019.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Vessel, net:
On February 21, 2017, the Company took delivery of Magic P for a total cost of $7.5 million. Management reviews the carrying amount of the vessel to determine if events have occurred that would suggest the carrying value of the vessel is not recoverable. As of September 30, 2017 and 2018 and December 31, 2018, there were no indications that the carrying value of the vessel is not recoverable.
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 13, 2016	$—	$—	$—
— Vessel acquisition	7,549,281	—	7,549,281
—Period depreciation	—	(182,346)	(182,346)
Balance September 30, 2017	$7,549,281	$(182,346)	$7,366,935
—Yearly depreciation	—	(296,531)	(296,531)
Balance September 30, 2018	$7,549,281	$(478,877)	$7,070,404
—Period depreciation	—	(75,054)	(75,054)
Balance December 31, 2018	$7,549,281	$(553,931)	$6,995,350
As of December 31, 2018, the Company’s vessel was free of encumbrances.
6.	Shareholders' Equity:

Under the Company's articles of incorporation, the Company's authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. In connection with the Exchange Agreement discussed in Note 1, the Company issued 2,400,000 common shares, 480,000 of 9.75% Series A Preferred Shares and 12,000 Series B preferred shares to the then shareholders of Spetses. The accompanying consolidated financial statements give retroactive effect to the issuance of the shares as of December 13, 2016.
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
On September 29, 2017, the Company's shareholders authorized one or more amendments to its Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-1000 and in the aggregate at a ratio of not more than one-for-1000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's Board of Directors, or the Board, or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands. As of September 30, 2017 and 2018 and December 31, 2018, no reverse stock splits have been effected under this authorization.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Shareholders' Equity:(continued):
Common Shares:
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, common shareholders are entitled to receive ratably all dividends, if any, declared by the Company's Board of Directors out of funds legally available for dividends. Upon the Company's dissolution or liquidation or the sale of all or substantially all of its assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, the common shareholders are entitled to receive pro rata the remaining assets available for distribution. Common shareholders do not have conversion, redemption or preemptive rights to subscribe to any of the Company's securities. The rights, preferences and privileges of common shareholders are subject to the rights of the holders of any preferred shares, which the Company has or may issue in the future.
Preferred Shares:
The table below presents a summary of preferred shares outstanding as of September 30, 2017 and 2018 and December 31, 2018:
Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Par Value	Carrying Value (1)	Dividend Rate
Series A	9.75% Cumulative Perpetual Redeemable	09/22/17	480,000	$25	$480	$2,740,480	9.75% per annum of the Liquidation Preference per share
Series B	n/a	09/22/17	12,000	-	$12	$12	n/a
Total			492,000		$492	$2,740,492
(1)	There are no issuance costs.
9.75% Series A cumulative redeemable perpetual preferred shares: Holders of Series A Preferred Shares have no general voting rights other than certain limited protective voting rights. Also, holders of Series A Preferred Shares, rank senior to the holders of common shares with respect to dividends, distributions and payments upon liquidation. Dividends on the Series A preferred shares are cumulative from the date of original issue and are payable on the 15th day of June and December of each year, commencing December 15, 2017. In the event the Company is unable to make dividend payments to the holders of the Series A preferred shares, the dividend rate shall increase to a number that is 1.30 times the dividend rate payable on the day immediately preceding the date of such dividend arrearage until the dividend arrearage is cured. The Company has not declared or paid dividends on its Series A preferred shares. The accumulated, but not declared, due and overdue dividends on the Series A Preferred Shares as of September 30, 2017, September 30, 2018 and December 31, 2018, amounted to $29,250, $1,676,025, and $2,668,770, respectively. The Series A Preferred Shares do not have a mandatory redemption feature. The Company has the right to redeem the Series A Preferred Shares, in whole or from time to time in part, from any funds available for such purpose, on a date set by the Company at an amount equal to $25.00 per share (the liquidation preference) plus an amount equal to all accumulated and unpaid dividends thereon to date of redemption whether or not declared. Such redemption price may be paid in cash, common shares or a note as shall be determined at the Company's sole discretion. If paid in common shares, the price of the common shares will be 90% of the lowest daily volume weighted average price on any trading day during the 5-consecutive trading-day period ending and including the trading day immediately prior to the date of the applicable redemption date.
Series B preferred shares: The Series B preferred shares do not have redemption/call rights and do not earn any dividends or have any distribution rights. Holders of Series B preferred shares have 100,000 votes per share on all matters submitted to a vote of the shareholders of the Company (including determination for purposes of quorum)

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Shareholders' Equity:(continued):

and vote together with the holders of the Company's common shares as one class. Holders of Series B preferred shares do not have any other special voting rights.
Adoption of a shareholder rights plan: On November 21, 2017, the Company declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of November 20, 2017, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. In connection with the Stockholders Rights Agreement, the Company designated 1,000,000 shares as Series C Participating Preferred Stock, none of which are outstanding as of December 31, 2018.
7.	Financial Instruments and Fair Value Disclosures:
The principal financial assets of the Company consist of cash at banks, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
◾
Cash and cash equivalents, trade accounts receivable, amounts due from related party and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets.

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
Derivative financial instruments: The Company is exposed to changes in the spot market rates associated with the deployment of its vessel and its objective is to manage the impact of such changes in its earnings and cash flows. In this respect, during the period from December 13, 2016 to September 30, 2017, the Company engaged in a series of forward freight agreements (FFAs) to manage its exposure to spot market rate fluctuations. The FFAs which had not been renewed upon maturity, were used as economic hedge agreements and did not meet the hedge accounting criteria, therefore, changes in their fair value were recorded in earnings. During the period from December 13, 2016 to September 30, 2017, the Company realized a gain of $475,530 which is separately reflected as “Gain on derivative financial instruments” in the accompanying consolidated statement of comprehensive income. As of September 30, 2018 and December 31, 2018, the Company did not have any derivative instruments in place to manage such fluctuations.
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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Commitments and contingencies (continued):

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the Vessel’s actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
Commitment under Contract for BWMS Installation

On November 15, 2018, the Company entered into contracts to purchase and install ballast water management systems (“BWMS”) on its dry bulk carriers, as amended on October 20, 2019, following the acquisition of the M/V Magic Sun and the M/V Magic Moon. The Company expects that the BWMS installation on its vessels will be completed during the vessels’ upcoming dry-docking in 2020 and estimates that the contractual obligations related to these purchases, excluding installation costs, will be approximately $0.8 million. These costs will be capitalized and depreciated over the remainder of the life of each vessel. As of December 31, 2018, the Company had not made any advances in connection with the subject orders.
9.	Income Taxes:
Both Castor and its subsidiary are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiary is subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income. The Company and its subsidiary were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.
10.	Earnings / (Loss) Per Share:
The computation of earnings per share for the period December 13, 2016 to September 30, 2017 gives retroactive effect to the 2,400,000 common shares issued under the Exchange Agreement (refer to Note 1).
For the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018, there were no dilutive shares. The components of the calculation of basic and diluted earnings per share in each of the periods comprising the accompanying consolidated statements of comprehensive income are as follows:
	Period ended September 30,	Year ended September 30,	Three months ended December 31,
	2017	2018	2018
Net income and comprehensive income	$878,644	$980,938	$276,442
Less: Accrued dividends on Series A Preferred Shares	(29,250)	(1,646,775)	(992,745)
Net income/ (loss) and comprehensive income/ (loss) available to common shareholders	849,394	(665,837)	(716,303)
Weighted average number of common shares outstanding, basic and diluted	2,400,000	2,400,000	2,400,000
Earnings/ (Loss) per common share, basic and diluted	$0.35	$(0.28)	$(0.30)

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Vessel Operating and Voyage Expenses:
The amounts in the accompanying consolidated statement of comprehensive income are analyzed as follows:

	Period ended September 30,	Year ended September 30,	Three months ended December 31,
Vessel Operating Expenses	2017	2018	2018
Crew and related costs	609,549	983,985	239,610
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	323,322	415,306	124,354
Lubricants	104,410	95,835	19,750
Insurances	75,321	133,090	31,869
Tonnage taxes	33,429	40,345	8,583
Other	48,964	59,209	8,378
Total vessel operating expenses	$1,194,995	$1,727,770	$432,544

	Period ended September 30,	Year ended September 30,	Three months ended December 31,
Voyage expenses	2017	2018	2018
Brokerage commissions	51,735	90,194	14,375
Port & other expenses	59,287	57,042	5,181
Gain on bunkers	(30,169)	(109,863)	—
Total voyage expenses	$80,853	$37,373	$19,556

12.	General and Administrative Expenses:
General and administrative expenses include public registration costs and costs in relation to the administration of the Company.
Company Administration Expenses: Company administration expenses for the period ended September 30, 2017, the year ended September 30, 2018 and the three-months ended December 31, 2018 amounted to $58,467, $109,233 and $22,954, respectively. Company administration expenses include audit fees, Chief Executive Officer and Chief Financial Officer compensation and other professional fees and expenses and are analyzed as follows:
	Period ended September 30,	Year ended September 30,	Three months ended December 31,
	2017	2018	2018
Audit fees	$49,500	$91,700	$20,000
Chief Executive and Chief Financial Officer compensation	6,600	12,000	3,000
Other professional fees	2,367	5,533	(46)
Total	$58,467	$109,233	$22,954
Public Registration Costs: During the period ended September 30, 2017, the year ended September 30, 2018 and the three months ended December 31, 2018, the Company incurred public registration costs of $35,973, $350,167 and $161,116 respectively. Public registration costs relate to the costs incurred by the Company in connection with the Company’s registration and listing of its 2,400,000 issued and outstanding common shares in the Norwegian OTC on December 21, 2018 and the NASDAQ Stock Exchange on February 11, 2019. Apart from registration and

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	General and Administrative Expenses (continued):
listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
13.	Future Minimum Time Charter Revenues:

The future minimum contracted charter revenues, based on vessel’s commitment to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2018, was $44,531, all due within the next 12 months. This amount does not include any assumed off-hire.
14.	Selected Condensed Financial Data for the Three Months Ended December 31, 2017 (Unaudited):
The following tables present condensed unaudited comparative information for the three months ended December 31, 2017:
Results of Operations	Three months ended December 31,
2017
Total revenues	$666,587
Expenses:
Vessel Operating Expenses	(601,787)
Voyage Expenses	(28,440)
Management fees to related party	(24,120)
Depreciation and amortization	(107,925)
General and administrative expenses
- Company administration expenses	(35,834)
- Public registration costs	(115,761)
Total Expenses	(913,867)
Other Income/ (Expenses):
Total Other Expenses	(578)
Net loss and comprehensive loss	$(247,858)
Loss per common share, basic and diluted	$(0.26)

Cash Flows	Three months ended December 31,
2017
Net cash used in operating activities	$(349,798)
Net decrease in cash and cash equivalents	$(349,798)

Balance Sheet Data	December 31,
2017
Cash and cash equivalents	$486,670
Vessel, net	7,293,118
Working Capital (1)	202,300
Other non-current assets	750,366
Total Assets	9,215,971
Retained Earnings	630,784
Total shareholders’ equity	8,245,784
(1) The Company defines working capital as current assets less current liabilities.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Subsequent Events:
a.	Vessel Acquisitions:
Acquisition of the M/V Magic Sun
On July 25, 2019, the Company entered into an agreement with an unaffiliated third party for the purchase of one second hand Panamax dry-bulk carrier vessel, the M/V Magic Sun, for a cash consideration of $6.7 million. The Company took delivery of the M/V Magic Sun on September 5, 2019. The M/V Magic Sun acquisition was financed using a portion of Castor’s then existing cash and the proceeds drawn under a $5.0 million unsecured term loan with Thalassa Investment Co. S.A (“Thalassa”), a company controlled by Petros Panagiotidis, who is also the Company’s Chairman, Chief Executive Officer and Chief Financial Officer (the “$5.0 Million Term Loan Facility”). The $5.0 Million Term Loan Facility bears a fixed interest rate of 6% per annum and has a bullet repayment on March 3, 2021, a date which is eighteen (18) months from the drawdown date.
Acquisition of the M/V Magic Moon
On October 14, 2019, the Company entered into a purchase agreement with an entity in which an immediate family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer has a minority interest, for the acquisition of a 2005 Japan built Panamax dry bulk carrier at a purchase price of $10.2 million. On October 20 2019, the Company took delivery of the subject vessel, namely the M/V Magic Moon. The M/V Magic Moon acquisition was financed using a combination of cash on hand, the net proceeds raised under the Company’s ATM Program, discussed below, and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to the Company by Thalassa (the “$7.5 Million Bridge Loan”). The $7.5 Million Bridge Loan originally maturing on December 31, 2019, was repaid in full on December 6, 2019 using a part of the net proceeds received under the Alpha Bank Financing, discussed below.
b.	At-the-market common stock offering:
On June 28, 2019, the Company, entered into an equity distribution agreement, or as commonly referred to, an at-the-market offering, with Maxim Group LLC (“Maxim”), under which the Company may sell an aggregate offering price of up to US$10,000,000 of its common stock with Maxim acting as a sales agent over a minimum period of 12 months (the “ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of the issuance date of this Transition Report, the Company received $2,625,590 gross proceeds under the ATM by issuing 618,112 common shares, whereas, the net proceeds under the ATM, after deducting sales commissions and other transaction fees and expenses, amounted to $2,320,176.
c.	Series A Preferred Shares amendment and accumulated dividends settlement:
On October 10, 2019, the Company reached an agreement with the holders of its Series A Preferred Shares to settle in full all accumulated dividend obligations on the Series A Preferred Shares (the “Series A Dividends Settlement Agreement”) and to simultaneously adopt an Amended and Restated Statements of Designations of its Series A Preferred Shares (the  “Series A Amended SOD”). Pursuant to the Series A Dividends Settlement Agreement, the Series A Preferred holders agreed to forgive the Company’s obligations related to all due and overdue accumulated dividends on the Series A Preferred shares during the period from their original issue date up to and including June 30, 2019, amounting to $4.3 million, and to receive, in settlement thereof, 300,000 newly issued common shares (the “Settlement Shares”). The Settlement Shares were issued to the Series A Preferred holders on October 17, 2019. In addition, in accordance with the terms of the Series A Amended SOD, the Company and the Series A Preferred holders mutually agreed to: i) waive all dividend payment obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021, ii) reduce the progressively increasing dividend payment default rate that is 1.30 times the rate payable on the Series A Preferred Shares on the date preceding such payment to a fixed dividend payment default rate that is 1.30 times the base dividend payment rate, iii) increase the redemption price of the Series A Preferred Shares to $30 from $25 per share in case that the Company exercises its current

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Subsequent Events (continued):
option to redeem the Series A Preferred Shares, in whole or in part, with cash and iv) increase the liquidation preference from $25 to $30 per Series A Preferred Share. As a result of the foregoing, dividends on the Series A Preferred Shares will neither accrue nor accumulate during the period from July 1, 2019 until December 31, 2021 and the Company will no longer have any restriction declaring dividends to holders of its common shares during this period.
d.	$11.0 Million Senior Secured Term Loan:
On November 22, 2019, the Company, through two of its then wholly-owned subsidiaries (the “Borrowers”) owning the Magic P and the Magic Moon, entered into a $11.0 million senior secured term loan with Alpha Bank S.A (“the Alpha Bank Financing”). The facility was drawn down on December 2, 2019. The Alpha Bank Financing has a term of five years from the drawdown date, bears interest at a margin of 3.50% over LIBOR per annum and will be repayable in 20 equal quarterly instalments  plus a balloon instalment payable at maturity. The facility securities include among others a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers and is guaranteed by Castor. Pursuant to the terms of the Alpha Bank Financing, the Borrowers are subject to certain customary minimum liquidity restrictions and negative covenants. The Alpha Bank Financing net proceeds were partly used by the Company in order to repay the $7.5 Million Bridge Loan on December 6, 2019, whereas, the remainder of the proceeds is expected to be used  for general corporate purposes.