Form 20-F
period 2019-12-31
Castor Maritime Inc.
filed 2020-03-31
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive offices)

Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer
223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
+ 357 25 357 767,
petrospan@castormaritime.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value	CTRM	Nasdaq Capital Market
Series C Participating Preferred Shares, $0.001 par value	CTRM	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of share capital as of the close of the period covered by the annual report:
As of December 31, 2019, there were outstanding 3,318,112 common shares of the Registrant, $0.001 par value per share.
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
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes	☐ No
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP
☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
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

TABLE OF CONTENTS
Page
PART I
PART II
PART III
ITEM 17.	FINANCIAL STATEMENTS	75
ITEM 18.	FINANCIAL STATEMENTS	75
ITEM 19.	EXHIBITS	76
i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Castor Maritime Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this annual report, the words "anticipate," "believe," "targets," "likely," "will," "would," "could," "seeks," "continue," "contemplate," "possible," "might," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:
•	dry-bulk market trends, including fluctuations in charter rates, factors affecting supply and demand, and opportunities for the profitable operations of dry-bulk carriers;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•	our continued ability to enter into time or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of the existing charters;
•	changes in our operating expenses, including bunker prices, dry-docking and insurance costs;
•
our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry-docking, surveys, upgrades and insurance costs;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	vessel breakdowns and instances of off-hire;
•	potential conflicts of interest involving members of our Board of Directors, or the Board, and senior management;
ii

•	potential liability from pending or future litigation;
•	potential exposure or loss from investment in derivative instruments (if any);
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•	the strength of world economies;
•	stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	changes in seaborne and other transportation;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists;
•	our business strategy and other plans and objectives for future operations;
•	future sales of our securities in the public market;
•	the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;
•	the impact of adverse weather and natural disasters;
•	the impact of public health threats and outbreaks of other highly communicable diseases; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.
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
iii

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," and "our" refer to Castor Maritime Inc. and all of its subsidiaries, and "Castor Maritime Inc." refers only to Castor Maritime Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
A. Selected Financial Data
The selected consolidated financial and operational data set forth below should be read in conjunction with our audited consolidated financial statements and related notes included in "Item 18. Financial Statements" herein, and together with "Item 5. Operating and Financial review and Prospects". The selected income statement data for the year ended December 31, 2019, the three-month transition period ended December 31, 2018, the year ended September 30, 2018 and the period ended September 30, 2017 and the selected balance sheet data as of December 31, 2019 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected balance sheet data as of September 30, 2018 and 2017 have been derived from our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended September 30, 2018.
In U.S. dollars, except for share data	Period from December 13, 2016 to September 30, 2017	Year ended September 30, 2018	Three-months ended December 31, 2018	Year ended December 31, 2019
SELECTED STATEMENT OF INCOME DATA
Vessel revenues, net	2,018,061	3,960,822	1,111,075	5,967,772
Voyage expenses – including related party	(80,853)	(37,373)	(19,556)	(261,179)
Vessel operating expenses	(1,194,995)	(1,727,770)	(432,544)	(2,802,991)
General and administrative expenses
- Company administration expenses	(58,467)	(109,233)	(22,954)	(378,777)
- Public registration costs	(35,973)	(350,167)	(161,116)	(132,091)
Depreciation & amortization	(182,346)	(637,611)	(177,378)	(897,171)
Management fees, related party	(55,500)	(111,480)	(29,440)	(212,300)
Operating Income	$409,927	$987,188	$268,087	$1,283,263

Interest and finance costs – including related party	(532)	(3,393)	(519)	(222,163)
Interest income	-	4,243	7,985	31,589
Gain on derivative financial instruments	475,530	-	-	-
Foreign exchange (losses)/gains	(7,021)	(8,539)	89	(4,540)
Other, net	740	1,439	800	-
Total other income/(loss), net	468,717	(6,250)	8,355	(195,114)

Net income	$878,644	$980,938	$276,442	$1,088,149

EARNINGS/(LOSS) PER COMMON SHARE, basic & diluted	$0.35	$(0.28)	$(0.30)	$0.31

Weighted average number of common shares outstanding, basic and diluted	2,400,000	2,400,000	2,400,000	2,662,383

CASH FLOW DATA:
Net Cash Provided by Operating Activities	$770,749	$902,706	$148,106	$2,311,962
Net Cash Used in Investing Activities	(7,549,281)	-	-	(17,227,436)
Net Cash Provided by Financing Activities	7,615,000	-	-	18,087,133

SELECTED BALANCE SHEET DATA (at end of period/year):	September 30, 2017	September 30, 2018	December 31, 2018	December 31, 2019
Total current assets	$1,350,983	$2,110,000	$2,847,417	$6,220,897
Vessel(s), net	7,366,935	7,070,404	6,995,350	23,700,029
Total assets	8,717,918	9,623,798	10,183,837	30,420,926
Total current liabilities	224,274	149,216	432,813	2,982,750
Total long-term debt, including current portion, net of unamortized deferred financing fees	-	-	-	15,757,060
Common stock	2,400	2,400	2,400	3,318
Total shareholders' equity	8,493,644	9,474,582	9,751,024	13,204,011
Shares issued and outstanding	2,400,000	2,400,000	2,400,000	3,318,112

FLEET PERFORMANCE DATA:	Period from December 13, 2016 to September 30, 2017	Year ended September 30, 2018	Three-months ended December 31, 2018	Year ended December 31, 2019
Number of vessels at the end of the year	1	1	1	3
Available days (1)	216	336	92	545
Ownership days (2)	222	365	92	556
Fleet utilization (3)	97%	92%	100%	98%

OTHER OPERATIONAL METRICS:
Daily time charter equivalent (or TCE) (4)	$8,969	$11,677	$11,864	$10,471
EBITDA (4)	$1,061,522	$1,617,699	$446,354	$2,175,894

(1)  Available days are the Ownership days after subtracting off-hire days associated with major scheduled repairs, vessel upgrades and dry-dockings or special or intermediate surveys and major unscheduled repair and positioning days (which do not include ballast voyage days for which compensation has been received by the Company). The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
 (2) Ownership days are the total number of calendar days in a period during which we owned our fleet or our Fleet.
(3) We calculate fleet utilization by dividing the number of our Available days during a period by the number of our Ownership days during that period.
(4) Non-GAAP Financial Information

Time Charter Equivalent ("TCE") Rate. TCE rate, is a measure of the average daily revenue performance of a vessel and is calculated by dividing total revenues (either time charter or voyage revenues, net of charterers' commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):

(In U.S. dollars, except for Available days)	For the period ended September 30, 2017	Year ended September 30, 2018	Three Months Ended December 31, 2018	Year ended December 31, 2019
Vessel revenues	$2,018,061	$3,960,822	$1,111,075	$5,967,772
Voyage expenses	(80,853)	(37,373)	(19,556)	(261,179)
Time charter equivalent revenues	1,937,208	3,923,449	1,091,519	5,706, 593
Available days	216	336	92	545
Time charter equivalent (TCE) rate	$8,969	$11,677	$11,864	$10,471
EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income to EBITDA
	Period ended September 30,	Year ended September 30,	Three Months Ended December 31,	Year ended December 31,
(In U.S. Dollars)	2017	2018	2018	2019
Net Income	$878,644	$980,938	$276,442	$1,088,149
Depreciation and amortization	182,346	637,611	177,378	897,171
Interest and finance costs, net	532	(850)	(7,466)	190,574
EBITDA	$1,061,522	$1,617,699	$446,354	$2,175,894

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends or the trading price of our common stock.
Risk Related To Our Industry
Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenues and our profitability.
The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The current downturn in the dry bulk charter market, from which we derive and plan to continue to derive our revenues, has severely affected the entire dry bulk shipping industry. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have declined significantly from historically high levels. For example, in the past, time charter and spot market rates for dry bulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 20 key dry bulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI has since increased, there can be no assurance that the dry bulk charter market will not decline further.
Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.
Furthermore, a significant decrease in charter rates would cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.
Factors that influence demand for vessel capacity include:
•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the location of regional and global exploration, production and manufacturing facilities;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions and developments, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;
•	changes in seaborne and other transportation patterns leading to repositioning and distances cargo is transported by sea;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	the weather.
Demand for our vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk vessels currently on order with shipyards, the capacity of the global dry bulk vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Factors that influence the supply of vessel capacity include:
•	number of newbuilding orders and deliveries;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	scrapping of older vessels;
•	speed of vessels being operated;
•	vessel casualties; and
•	number of vessels that are out of service or laid up.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
Global economic conditions may continue to negatively impact the dry bulk shipping industry.
In the current global economy, operating businesses are faced with tightening credit, weak demand for goods and services, and weak international liquidity conditions. There has similarly been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In particular, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk vessels, creating downward pressure on charter rates and vessel values. Any further weakening in global economic conditions may have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:
•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;

•	limited financing for vessels;
•	widespread loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.
We are exposed to volatility in the London Interbank Offered Rate or LIBOR, and we may enter into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facility has been, and amounts under additional credit facilities that we have entered after December 31, 2019 or may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, we currently do not have any derivative instruments but even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our variable interest bearing outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our variable interest debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations.

The over-supply of dry bulk vessel capacity may continue to prolong or further depress the current low charter rates, which may limit our ability to operate our dry bulk vessels profitably.
The supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of December 31, 2019, the newbuilding orderbook stood at approximately 9.96% of the existing fleet capacity. Until the new supply of vessels is fully absorbed by the market, charter rates may continue to be under pressure in the near to medium term, which may limit our ability to operate our dry bulk vessels profitably.
Our vessels have operated under time charters but may be placed on spot charter in the future and any decrease in spot charter rates may adversely affect our earnings, profitability and cash flows.
Our vessels have historically operated under time charters but may be placed on the spot market in the future, exposing us to fluctuations in spot market charter rates. Further, we may employ any additional vessels that we acquire in the spot market.
Although the number of vessels in our Fleet that may participate in the spot market will vary from time to time, we anticipate that some portion of our Fleet will participate in this market at some point in time. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot market and only our vessels that may operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
Historically, the dry bulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. The weak global economic trends may further reduce demand for transportation of dry bulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels which may trade in the spot market profitably, or meet our debt and other working capital obligations. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	a marine disaster;
•	terrorism;
•	environmental accidents;
•	cargo and property losses and damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable dry bulk operator, which could have a material adverse effect on our results of operations and financial condition.
World events could affect our operations and financial results.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

We face risks attendant to changes in economic and regulatory conditions around the world.
We face risks attendant to changes in economic environments, changes in interest rates, instability in the banking and securities markets and trade regulations around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements.
For example, the economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for dry bulk shipping. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade, with recent demand growth driven by stronger iron ore and coal imports into China. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2019, was 6.1%, down from a growth rate of 6.6% for the year ended December 31, 2018, but remaining well below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and "trade wars". The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a 0.8% cumulative reduction of global GDP in 2020. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.
Over the past several years, the credit markets in the United States and Europe have remained contracted, deleveraged and less liquid, and the U.S. federal and state governments and European authorities have implemented governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Global financial markets have been, and continue to be, disrupted and volatile. Potential adverse developments in the outlook for the United States or European countries, or market perceptions concerning these and related issues, could reduce the overall demand for dry bulk cargoes and for our service, which could negatively affect our financial position, results of operations and cash flow.
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between U.S. and China which requires the purchase of over USD 50 billion of Chinese energy products including crude oil. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and dry bulk shipping specifically and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increase, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
Trade actions initiated by the U.S. imposing tariffs on imports have been met with retaliatory tariffs by other countries, adding a level of tension and uncertainty to the global economic environment. In November 2018, the U.S., Mexico and Canada executed the U.S.-Mexico-Canada Agreement, or the USMCA, the successor agreement to the North American Free Trade Agreement, or NAFTA. The agreement includes the imposition of tariffs on vehicles that do not meet regional raw material (steel and aluminum), part and labor content requirements. The agreement was ratified by the U.S. in January 2020.
While global economic conditions have generally improved, renewed adverse economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as "Brexit"), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties' relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a "planned economy". Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia and, in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Sea piracy incidents continue to occur, increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our vessels are a potential piracy or terrorist target could have a material adverse impact on our business, financial condition and results of operations.
Further, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition, and this may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures. The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and, in turn, affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the U.K. from the European Union, or Brexit, and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world's oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.
In addition, public health threats, such as the novel coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of scheduled dry-dockings and ballast water treatment system installation projects, as well as the operations of our customers.
Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.
Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19, or the Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China, may negatively affect economic conditions and the demand for dry bulk vessels regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus' outbreak. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by Coronavirus. Although our operations have not been materially affected by the Corona virus outbreak to date, the ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse.

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares.
Although we do not expect that our vessels will call on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism ("Sanctioned Jurisdictions"), and we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, it is possible that, from time to time on charterers' instructions, and without our consent, our vessels may call on ports located in such countries or territories in the future.  If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.
From the date we began our operations to the date of this annual report, our vessels had no port calls in Sanctioned Jurisdictions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.
The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Most vessels are also required to be dry-docked, or inspected by divers, every two to three years for inspection of its underwater parts.
Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.
Currently, our vessels will be required to comply with the regulation at our IOPP renewal survey scheduled for August 8, 2022.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels. Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Currently, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2020 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel.  Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, if de-bunkering facilities are unavailable to permit our vessels to accept compliant fuels when required, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.
We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our Vessel. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the United Nations International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally refer to as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our Vessel. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
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
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies.  In addition, vessel classification societies impose significant safety and other requirements on our vessels. The failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 15 countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.
The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 15 countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region.
These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
Maritime claimants could arrest our vessels, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we will then own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
A government of a vessel's registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.
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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our Vessel. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
In the event of a casualty to our vessels or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our vessels employed under time charters against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurance, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence.
We maintain hull and machinery insurance, protection and indemnity insurance for our vessels, which provides environmental damage and pollution insurance coverage and war risk insurance. We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our Fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenues. Moreover, insurers may default on claims they are required to pay.
We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risk Related To Our Company
We are a recently formed company with a limited history of operations.
We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. Up to September 4, 2019, we have had only one vessel in our Fleet with a relatively short operating history, and as such, we will face certain operational challenges not faced by companies with a longer operating history and more vessels.
Our Fleet consists of only three dry bulk carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our Fleet currently consists of only three dry bulk carriers. If any of our vessels is unable to generate revenues as a result of off-hire time, early termination of the time charter in effect or failure to secure new charters at charter hire rates as favorable as our average historical rates or at all, our future liquidity, cash flows, results of operations, and financial condition could be materially adversely affected.

We may not be able to re-charter or obtain new and favorable charters for our vessels, which could adversely affect our revenues and profitability.
Our vessels are currently employed solely on time charters and may, from time to time in the future, be employed under voyage charters. Our ability to renew charters or obtain new charters will depend on the prevailing market conditions at the time.
If we are not able to obtain new charters, either on time charter or in the spot market, in direct continuation with our existing charters or if new charters are entered into at rates substantially below the existing rates or on terms otherwise less favorable compared to the existing charter terms, our revenues and profitability could be adversely affected and we may have difficulty meeting our working capital and debt obligations or paying dividends in the future.
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
We expect to employ our vessels under short-term, medium or long-term charter agreements as well as in the spot voyage market. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot charter or other agreement with us, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future.

Our credit facilities contain, and we expect that any new or amended credit facility we may enter into will contain, restrictive covenants that limit, or may limit the future, our business and financing activities.

The operating and financial restrictions and covenants in our credit agreement with Alpha Bank S.A., or the Alpha Bank Facility entered into in November 2019, and any new or amended credit facility we may enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

For example, our Alpha Bank Facility requires the consent of our lenders to:

•	incur or guarantee indebtedness outside of our ordinary course of business;
•	charge, pledge or encumber our vessels;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels;
•	declare or pay any dividends or other distributions at a time when the Company has an Event of Default or the payment of such loan would cause an Event of Default;
•	form or acquire any subsidiaries;
•	make any investments in any person, asset, firm, corporation, joint venture or other entity;
•	merge or consolidate with any other person; and
•	sell or change the beneficial ownership or control of our vessels.

Additionally, it is an event of default under the Alpha Bank Facility if, among other things, (i) the registration of the Magic P or the Magic Moon under the laws and flag of the relevant flag state is cancelled or terminated without the prior written consent of the lender, (ii) there has been a change of control directly or indirectly in our subsidiaries, Pikachu Shipping Co. and Spetses Shipping Co., or (iii) there is a change in management of our vessels, the Magic P or the Magic Moon, without the prior written consent of the lender.

The Alpha Bank Facility also requires us to comply with certain financial covenants related to (i) maintaining a certain minimum level of free cash on a pledged deposit account and (ii) maintaining a certain security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and value of the pledged deposit to the aggregate principal amounts due under the Alpha Bank Facility.

Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities, or if we trigger a cross-default contained in our current or future credit facilities, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The global economic downturn that occurred within the past several years had an adverse effect on vessel values, which may occur again if an economic slowdown arises in the future. If the estimated asset values of the vessels in our Fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels and our ability to expand our Fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If funds under our current or future credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The Company has relied on financial support from Mr. Panagiotidis through related party loans, which may not be available to the Company in the future.

From time to time, we have obtained loans from our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, to meet vessel purchase obligations of the Company. These loans may not be available to the Company in the future. Even if we are able to borrow money from such parties, such borrowing could create a conflict of interest of management to the extent they also act as lenders to the Company.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands law, which regulates the payment of dividends by our companies.

The applicable loan agreement entered into by our subsidiaries, prohibits such subsidiaries from paying any dividends to us if we or such subsidiary breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

We cannot assure you that our Board will declare dividends.
Our Board will continue to assess our dividend policy and may in the future determine to pay dividends. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our debt agreements or debt agreements that we may enter into in the future and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The dry bulk industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends, if any.
The Republic of Marshall Islands laws generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.
We are dependent on our Manager, which is a related party, for the management of our Fleet.

We subcontract the technical and commercial management of our Fleet, including crewing, operations and maintenance and repair pursuant to management agreements to our Manager, which is a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. The loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect our results of operations and financial condition. In addition, our Manager provides us with significant accounting and other support services.

In addition, our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third-parties.

Our business will be harmed if our Manager fails to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by our Manager and the reputation of our Manager.

We may have difficulty managing our planned growth properly.
We are a recently formed company formed for the purpose of acquiring, owning, chartering and operating drybulk vessels. One of our principal strategies is to continue to grow by expanding our operations and adding to our Fleet. As our business grows, we intend to acquire additional drybulk vessels and expand our activities. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable drybulk vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;
•	obtain required financing for our existing and new operations;
•
integrate any acquired dry bulk vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	enhance our customer base; and
•	improve our operating, financial and accounting systems and controls.
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
As we expand our business, we may be unable to improve our operating and financial systems and to recruit suitable employees and crew for our vessels.
Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore-side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels or our shore-side personnel. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
We may incur some of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. Our operating results could suffer as a result.

We operate secondhand vessels, and, as a result, we may incur increased operating costs which could adversely affect our earnings. Furthermore, as our vessels age, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.
While we have inspected our vessels and we intend to inspect any potential future vessel acquisition, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age typically, it will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of its useful life.
Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, or eco vessels, and if new drybulk vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of drybulk transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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
We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially, and our earnings and cash flows from these operations could be materially adversely affected.
Our subsidiaries may be subject to taxation in the jurisdictions in which its activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to shareholders.
Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the common shares arising in an investor's particular situation under U.S. federal, state, local or foreign law.
We are dependent on our management and their ability to hire and retain key personnel, in particular our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis.
Our success will depend upon our and our management's ability to hire and retain key members of our management team, including Petros Panagiotidis. The loss of Mr. Panagiotidis could adversely affect our business prospects and financial condition.
Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.
Risks Relating To Our Common Shares
We have a continuing ATM program in effect, under which we may sell up to $10.0 million of our common shares.
Subject to certain limitations in the Equity Distribution Agreement, as defined below, our Convertible Debentures, and compliance with applicable law, we have the discretion to deliver placement notices to Maxim as our exclusive sales agent at any time throughout the 12-month term of  the Equity Distribution Agreement, which may be terminated by either party at any time. The number of shares that are sold by Maxim after delivering a placement notice will fluctuate based on the market price of the common shares during the sales period and limits we set with Maxim. Although we are initially eligible to sell common shares with an initial aggregate sales price of up to $10.0 million, should we be eligible and desire to offer additional common shares pursuant to the Equity Distribution Agreement with Maxim, we will file an additional prospectus supplement to register such additional common shares and the related preferred shares purchase rights. Therefore, investors will have no advance insight into the number of shares we are actually offering under the Equity Distribution Agreement. As of the date of this Annual Report, we have sold 618,112 common shares having an approximate gross value of $2.6 million pursuant to the Equity Distribution Agreement.

A substantial number of our common shares may be issued pursuant to the terms of the Convertible Debentures, which could cause the price of our common shares to decline.
Our outstanding Convertible Debentures, as defined below, are currently convertible into our common shares at a minimum conversion price of $0.60 per share, which is an adjustable floor price of the Convertible Debentures, or the Floor Price. As of March 30, 2020, the holder of the Convertible Debentures has $2.7 million worth of the Convertible Debentures outstanding, representing 4,491,666 shares on an as converted basis, assumng the Floor Price is applied, or approximately 65.9% of our outstanding common shares (without taking into account the limitations on the conversion of the Convertible Debentures as described in the debenture filed as an exhibit to this Annual Report).
The conversion price that is used to determine the number of common shares issued to holders of the Convertible Debentures upon conversion is subject to anti-dilution adjustments and adjustments upon the trading price of our common shares. Specifically, each one of the Convertible Debentures is convertible into the number of our common shares equal to the quotient of the portion of the principal plus any accrued and unpaid interest divided by the lesser of the following two prices: (i) $2.25, which may be adjusted pursuant to the terms of the debenture, and (ii) 90% of the lowest daily volume weighted average price, or VWAP, of the Company's common shares over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will the conversion price be less than the Floor Price. Under certain circumstances, these adjustments may result in our issuing a large number of common shares upon conversion of the Convertible Debentures which in turn could significantly depress the trading price of our common shares and significantly dilute existing shareholders.
The Convertible Debentures will likely be converted only at times when it is economically beneficially for the holder to do so, and we have and may continue to pay interest in common shares. As described above, conversions may be made at holder's election only at the lower of a fixed conversion price of $2.25, which may be adjusted, or a price per share that is at a discount to the then current market price. The issuance of these shares will dilute our other common equity holders, which could cause the price of our common shares to decline.
Furthermore, the number of common shares to be issued may be substantially greater, if the interest on the Convertible Debentures is paid in our common shares. In such case, the number of shares issued will be determined based on the then current market price. We cannot predict the market price of our common shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued on conversion of the Convertible Debentures.
We issued 918,112 and 3,500,785 common shares during 2019 and 2020, respectively, through various transactions. Shareholders may experience significant dilution as a result of our offerings.
We have already issued and sold large quantities of our common shares pursuant to previous public and private offerings of our equity and equity-linked securities. We currently have an effective registration statement on Form F-3 (333-232052), for the sale of up to $100.0 million worth of securities, of which $2.6 million worth of shares have been sold. We also have $2.7 million of Convertible Debentures outstanding, which are convertible into approximately 4,491,666 common shares as of March 30, 2020, assuming the Floor Price is applied. We also have an effective registration statement for the resale of up to 15.0 million common shares underlying the Convertible Debentures on Form F-3 (333-236331).
Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, payment of dividends or working capital, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.
Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders' proportionate ownership interest in us will decrease;
•	the amount of cash payable per common share for dividends, if any, may decrease;
•	the relative voting strength of each previously outstanding common share may be diminished; and
•	the market price of our common shares may decline.

Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
We have issued a significant number of our common shares and we may do so in the future. Shares to be issued in future equity offerings could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.
The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of our common shares.
Our Articles of Incorporation authorizes our Board to, among other things, issue additional shares of common or preferred shares or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred shares or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.
We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can't predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.
We are incorporated in the Marshall Islands, and all of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.
We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive office is located in Cyprus. In addition, all of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so. See "Enforcement of Civil Liabilities and Indemnification for Securities Act Liabilities".

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
Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our Board to issue "blank check" preferred shares without stockholder approval;
•	providing for a classified Board with staggered, three-year terms;
•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at stockholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing supermajority voting provisions with respect to amendments to certain provisions of our articles of incorporation and bylaws.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.
Our Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the 12,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. By its ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.
We are an "emerging growth company," and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.
U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income," whereas rental income would generally constitute "passive income" to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
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
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences"), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please see the section of this annual report entitled "Item 10E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Risks Relating to Our Series A Preferred Shares
Our Series A Preferred Shares rank prior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.
The rights of the holders of our Series A Preferred Shares rank senior to the obligations to holders of our common shares. Upon our liquidation, the holders of Series A Preferred Shares will be entitled to receive a liquidation preference of $30.00 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The Series A Preferred Shareholders agreed to waive all dividend payment obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021. The existence of the Series A Preferred Shares could have an adverse effect on the value of our common shares.
We may not have sufficient cash from our operations to enable us to pay dividends on our Series A Preferred Shares following the payment of expenses and the establishment of any reserves.
Starting on January 1, 2022, the Series A Preferred Shareholders will be entitled to semi-annual dividends on our Series A Preferred Shares only from funds legally available for such purpose when, as and if declared by our Board. We may not have sufficient cash available to pay our dividends semi-annually. The amount of dividends we can pay on our Series A Preferred Shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate.
The amount of cash we have available for dividends on our Series A Preferred Shares will not depend solely on our profitability. The actual amount of cash we have available to pay dividends on our Series A Preferred Shares depends on many factors, including the following:
•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•
restrictions under any current or future credit facilities or any future debt securities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default, or under certain facilities if it would result in the breach of certain financial covenants;

•	the amount of any cash reserves established by our Board; and
•
restrictions under Marshall Islands law, which generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

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
The Series A Preferred Shares represent perpetual equity interests.
The Series A Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Shares may be required to bear the financial risks of an investment in the Series A Preferred Shares for an indefinite period of time. In addition, the Series A Preferred Shares will rank junior to all of our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.
Our Series A Preferred Shares are subordinate to our indebtedness, and your interests could be diluted by the issuance of additional preferred shares, including additional Series A Preferred Shares, and by other transactions.
Our Series A Preferred Shares are subordinated to all indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of any indebtedness. Our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 50,000,000 preferred shares, par value $0.001 per share. Of these preferred shares, 480,000 shares have been designated Series A Preferred Shares. The issuance of additional Series A Preferred Shares would dilute the interests of holders of our Series A Preferred Shares, and any current or future indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares. The Series A Preferred Shares do not contain any provisions affording the holders of our Series A Preferred Shares protection in the event of a highly-leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A Preferred Shares, so long as the rights of our Series A Preferred Shares are not directly materially and adversely affected.
We may redeem the Series A Preferred Shares, and holders of Series A Preferred Shares may not be able to reinvest the redemption price they receive in a similar security.
We may, at our option, redeem Series A Preferred Shares, in whole or in part, at any time or from time to time. We may have an incentive to redeem Series A Preferred Shares voluntarily if market conditions allow us to issue other preferred shares or debt securities at a rate that is lower than the dividend on the Series A Preferred Shares. If we redeem Series A Preferred Shares, then from and after the redemption date, dividends will cease to accrue on the Series A Preferred Shares, the Series A Preferred Shares shall no longer be deemed outstanding and all of the rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If we redeem the Series A Preferred Shares for any reason, the Series A Preferred Shareholders may not be able to reinvest the redemption price they receive in a similar security.
Holders of Series A Preferred Shares have extremely limited voting rights.
The voting rights of the Series A Preferred Shares are extremely limited. Our common shares and Series B Preferred Shares are the only outstanding classes or series of our shares carrying full voting rights. Holders of Series A Preferred Shares have no voting rights other than the ability to approve any amendments to our Articles of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands on September 11, 2017 for the purpose of acquiring, owning, chartering and operating drybulk vessels. We are a provider of worldwide seaborne transportation services for drybulk cargo, including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". As of March 30, 2020, we owned three Panamax vessels, which we collectively refer to as our "Fleet".
For an overview of our Fleet and information regarding the development of our Fleet, including vessel acquisitions, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet".
Listing on Nasdaq Capital Market
In February 2019, we listed our shares on the Nasdaq Capital Market, or the NASDAQ. Our common shares commenced trading on the NASDAQ under the symbol "CTRM" on February 11, 2019. As a result of our listing on the NASDAQ, our common shares are traded on both the Norwegian OTC and the NASDAQ. All of our issued and outstanding common shares are identified by CUSIP number Y1146L109.
Change in Fiscal Year End
On September 27, 2019, our Board approved a change in our fiscal year end from September 30 to December 31. This change was made to better align our reporting calendar with other NASDAQ-listed companies and our industry peers. This change in our fiscal year end resulted in a three-month transition period from October 1, 2018 to December 31, 2018. On December 16, 2019, we filed an audited transition report on Form 20-F with the Securities and Exchange Commission for the period from October 1, 2018 through December 31, 2018.
Equity transactions

•	ATM Program
On June 28, 2019, we entered into an equity distribution agreement with Maxim Group LLC, or Maxim, acting as sales agent under which we may offer and sell an aggregate up to $10,000,000 of our common shares, par value $0.001 per share, over a period of 12 months, or the ATM Program. As of December 31, 2019, we received net proceeds under the ATM amounting to $2,319,701 by issuing and selling 618,112 common shares.
•	Amended and Restated Statement of Designations of our Series A Preferred Shares
On October 10, 2019, we entered into an agreement with all of the holders of our Series A Preferred Shares to waive all due and overdue accumulated dividends on our Series A Preferred Shares and to adopt and to amend and restate the Statement of Designations of our Series A Preferred Shares, or the Series A Agreement. Pursuant to the Series A Agreement, on October 17, 2019, we issued 300,000 common shares to the holders of the Series A Preferred Shares in exchange for the waiver of approximately $4.3 million worth of dividends accumulated on the Series A Preferred Shares, for the period since their original issuance up to and including June 30, 2019.
The Series A Preferred Shareholders further agreed to waive all dividend obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021. We, along with the Series A Preferred Shareholders, also agreed to a fixed default dividend payment rate, which replaces and reduces the previous increasing default dividend payment rate, an increase in the redemption price of the Series A Preferred Shares to $30 from $25 per share if the Company completes an optional cash redemption and an increase in the liquidation preference from $25 to $30 per Series A Preferred Share.
As a result of the Series A Agreement, there is no longer a dividend priority restriction for the holders of common shares and the Amended and Restated Statement of Designations of the Series A Preferred Shares does not impose any such restriction during the period from July 1, 2019 to December 31, 2021.
As of March 30, 2020, we had outstanding 6,818,897 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares. As of the same date, our Chairman, Chief Executive Officer and Chief Financial Officer beneficially owned approximately 16.5% of the issued and outstanding common equity interests in the Company and 100% of the issued and outstanding Series B Preferred Shares. Our Chairman, Chief Executive Officer and Chief Financial Officer does not own any Series A Preferred Shares. Each Series B Preferred Share has the voting power of 100,000 common shares and, by virtue of the voting power granted by the Series B Preferred Shares, our Chairman, Chief Executive Officer and Chief Financial Officer currently retains control over the Company.

Fleet Development
In connection with our Fleet expansion, we conducted a series of vessel acquisitions and financing transactions, which are further discussed below under in "Item 4. Information on the Company—B. Business Overview—Fleet Development".
Financing Transactions
For information about our financing agreements which we have entered into in connection with the expansion of our Fleet and for other general corporate purposes, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities".
Corporate information
Our principal executive office is at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. Our telephone number at that address is + 357 25 357 767. Our website is www.castormaritime.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.
B. Business Overview
Our Fleet
As of March 30, 2020, our Fleet had an average age of 16.4 years. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.
The following table summarizes key information about our Fleet as of the date of this Annual Report:
Vessel Name	Year Built	Type of Charter	Capacity (dwt)	Delivered to Castor	Earliest Charter Expiration	Latest Charter Expiration
Magic P	2004	Time charter	76,453	February 2017	June 2020	July 2020 (1)
Magic Sun	2001	Time charter	75,311	September 2019	May 2020	September 2020(2)
Magic Moon	2005	Time charter	76,602	October 2019	June 2020	September 2020(3)

(1)
On March 22, 2020, the Magic P commenced a new time charter agreement with Comerge Shipping Shipping Co. Limited at a gross daily hire rate of $7,000. The charter agreement has an expected term of 90-105 days.

(2)
On September 8, 2019, the Magic Sun commenced a new time charter agreement with Oldendorff Carriers GMBH & Co KG at a gross daily hire rate of $12,000. The charter agreement has an expected term of a minimum of eight (8) months up to a maximum term of twelve (12) months.

(3)
On November 12, 2019, the Magic Moon commenced employment under a time charter with United Bulk Carriers International S.R.L. at a gross daily charter rate of $13,000. This charter has a minimum term of eight (8) months and may be extended up to a maximum term of ten (10) months (plus or minus fifteen days).

Fleet Development
In September 2017, we entered into an all-share exchange transaction pursuant to which we acquired 100% of the issued and outstanding capital stock of Spetses Shipping Co., or Spetses, a Marshall Islands corporation that owns a 76,453 dwt drybulk carrier, the Magic P.  The Magic P, which was acquired from an unrelated third-party charter free, was delivered to Spetses on February 21, 2017 and commenced operations on February 22, 2017.
On November 15, 2018, we entered into contract to purchase and install ballast water management system ("BWMS") on the Magic P and on October 20, 2019, we further agreed to install such systems on the Magic Sun and the Magic Moon as well. The BWMS installation of the Magic P was partially completed during the vessel's dry-docking that was completed on March 21, 2020, whereas the final installation stage is expected to take place during the second half of 2020.We expect that the BWMS installation of the remaining vessels in our Fleet will be completed during the vessels' dry-dockings anticipated for the second half of 2020 and estimate that the remaining contractual obligations related to all three purchases, excluding installation costs, will be approximately €0.5 million (or $0.6 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1141 as of March 27, 2020)

On July 25, 2019, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2001 Korean built Panamax dry bulk carrier, or the Magic Sun, from an unaffiliated third party for a purchase price of $6.7 million. The Magic Sun was delivered to us on September 5, 2019. The acquisition of the Magic Sun was financed with both cash on hand and the proceeds from a $5.0 million unsecured term loan agreement entered into between the Company and an entity controlled by Petros Panagiotidis, as further described under "Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Our Borrowing Activities".
On October 14, 2019, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2005 Japan built Panamax dry bulk carrier, or the Magic Moon, for a purchase price of $10.2 million. The Magic Moon was delivered to us on October 20, 2019. The acquisition of the Magic Moon was financed with a combination of cash on hand, the net cash proceeds from sales under our ATM Program and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to the Company by an entity controlled by Petros Panagiotidis, as further described under "Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Our Borrowing Activities".
Employment of our Fleet
We actively market our vessels in both the short and medium term charter market in order to secure optimal employment in the drybulk shipping market. The below sets out employment information for our Fleet.
The Magic P was employed on a time charter trip with RWE Supply & Trading GMBH until March 11, 2019 at a rate of $11,000 per day. On March 4, 2019, we, through our wholly-owned subsidiary owning the Magic P, entered into a time charter contract with Oldendorff Carriers GMBH & Co KG Luebeck for the employment of the subject vessel. The gross charter rate was agreed at $9,000 per day for the 30 first days of the charter period and at $11,250 per day thereafter, for a minimum period of five months and up to a maximum period of eight months. The charter commenced on March 11, 2019 and ended when the vessel was redelivered to us on October 26, 2019. As of the same date, we re-employed the Magic P for a charter trip with Hudson Shipping Lines Inc. at a daily charter hire rate of $12,500, which was terminated on January 23, 2020. On March 22, 2020, the Magic P commenced a new charter with Comerge Shipping Shipping Co. Limited at a gross daily hire rate of $7,000.  The charter agreement has an expected term of 90 to 105 days.
On August 30, 2019, we, through one of our wholly-owned subsidiaries, entered into a time charter agreement with Oldendorff Carriers GMBH & Co KG for the employment of the Magic Sun. The daily hire rate under this charter agreement is $12,000. The charter commenced on September 8, 2019 and has an expected minimum term of eight months and up to a maximum term of twelve months.
On October 28, 2019, we, through one of our wholly-owned subsidiaries, entered into a time charter agreement with United Bulk Carriers International S.R.L. for the employment of the Magic Moon. The gross daily charter rate under this agreement is $13,000 (a gross ballast bonus compensation of $550,000 was also received by the Company in connection with this charter). The charter commenced on November 12, 2019 and has a minimum term of eight months, which may be extended up to a maximum term of ten months (plus or minus fifteen days).
Management of our Business
Our vessels are managed by Pavimar S.A., or Pavimar, or our Manager, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Under the management agreement, Pavimar provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting services and audit support in exchange for a fixed daily management fee which currently stands at $500.
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our Fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our Vessel. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulphur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. Our vessels are in compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers ("GBS Standards").
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW"). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.  Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention". The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for our vessels that is subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, we confirm our vessels are ISM Code certified through our Manager that technically operates our vessels. The technical managers have obtained the document of compliance in order to operate the vessel in accordance with the ISM Code. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and we will be in compliance going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company will be in compliance with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or "SIPs," some of which regulate emissions resulting from vessel loading and unloading operations which may affect our Vessel.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States".  The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States".  The effect of this rule is currently unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. Our vessels are in substantial compliance with and are certified as per MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the appropriate authorities on shore subject to additional flag-state requirements; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We confirm compliance with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being "in class" by the respective IACS Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping, Nippon Kaiji Kyokai etc).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations," and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs".
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Competition
We operate in markets that are highly competitive. The process of obtaining new time charters generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. Demand for dry bulk carriers fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to their supply and demand.  Ownership of dry bulk carriers is highly fragmented.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

Seasonality
Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot market or if on time charter when a new time charter is being entered into. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends.
C. Organizational Structure
We were incorporated in the Republic of the Marshall Islands on September 11, 2017, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this annual report on Form 20-F.
D. Property, Plants and Equipment
We own no properties other than our vessels. For a description of our Fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet".
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Introduction
The following discussion provides a review of the performance of our operations and compares our performance with that of the preceding year. Our business was founded in December 2016 and our first fiscal year ended on September 30, 2017.  On September 27, 2019, we changed our fiscal year end from September 30 to December 31. This change in our fiscal year end resulted in a three-month transition period from October 1, 2018 to December 31, 2018. On December 16, 2019, we filed an audited transition report on Form 20-F with the Securities and Exchange Commission for the period from October 1, 2018 through December 31, 2018. Therefore, these consolidated financial statements present the operations for the year ended December 31, 2019 and the comparatives for the year ended September 30, 2018 as well as the three-month period ended December 31, 2018 and the comparatives for the three-month period ended December 31, 2017. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise.
For a discussion of our results for the year ended September 30, 2018 compared to the period from December 13, 2016 to September 30, 2017, please see "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results for the Year Ended September 30, 2018 Compared to the period from December 13, 2016 to September 30, 2017" contained in our annual report on Form 20-F for the year ended September 30, 2018, filed with the Securities and Exchange Commission on January 31, 2019.
The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements". This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3. Key Information—D. Risk Factors".
Overview
We are a provider of worldwide seaborne transportation services for dry bulk cargo, including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". We own three Panamax vessels with an average carrying capacity of approximately 76,122 dwt. Our vessels are managed by Pavimar, under the supervision of our Chief Executive Officer and our Board. Pavimar is controlled by the sister of our Chairman, Chief Executive Officer and Chief Financial Officer.

We deploy our vessels on a mix of period time charters and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of March 30, 2020 all of our vessels were employed under time charters. We believe that our customers enter into period time and trip time charters with us because of the good performance of our vessels, the first-class cargo holds and our Manager's reliable operations.
For the year ended December 31, 2019, we generated cash from operating activities of $2.3 million, whereas, in the same period of 2018, we generated $1.4 million. During the year ended December 31, 2019, we generated voyage revenues of approximately $6.0 million and, in the corresponding year ended December 31, 2018, we generated voyages revenues of approximately $4.4 million. Our revenues were positively impacted by the growth of our Fleet, as further discussed under "Item 4. Information on the Company—B. Business Overview—Fleet Development".
A. Operating Results
Principal factors impacting our business, results of operations and financial condition
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
-	The levels of demand and supply in the dry bulk shipping industry;
-	The cyclical nature of the industry and its impact on charter rates and vessel values;
-	Utilization rates of our Fleet;
-	The employment and operation of our Fleet;
-	Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet;
-	The performance of our charterers' obligations under their charter agreements;
-	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
-	The effective and efficient technical management of our Fleet by our Manager;
-	Economic, regulatory, political and governmental conditions that affect shipping and the dry-bulk industry;
-	Dry-docking and special survey days, both expected and unexpected;
-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the spot and time charter markets, as our charters expire or are otherwise terminated;

-	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us;
-	Our ability to obtain acceptable equity and debt financing to fund future capital expenditures;
-	Our access to capital required to acquire additional ships and/or to implement our business strategy; and
-	The level of any distribution on all classes of our shares.

Cyclical Nature of the Industry
One of the factors that impacts our profitability is the hire rates that we are able to charge. The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The drybulk industry has often been characterized by periods of imbalances between supply and demand, causing charter hire rates to be volatile. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. Our gross revenues for the year ended December 31, 2019, consisted of hire earned under time charter contracts, where charterers pay a fixed daily hire, and other minor compensation costs related to the contracts. In the future, our revenues may also consist of amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Our future gross revenues may be affected by the proportion of voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the TCE rate provides a more accurate measure for comparison.
The BDI average for the years ended December 31, 2018 and 2019 was 1,354 points and 1,352 points, respectively. Following the increased flow of newbuilding vessels that entered the market during the early 2010's, the oversupply of capacity had a negative impact on the market as demand for drybulk commodities transfer was not able to absorb the flow of the vessels entering the market. The deadweight carrying capacity for 2019  increased by approximately 3.7%,  which is significantly lower from the double digit increases during the early 2000’s while increase in demand of commodities is expected to increase by approximately 1 to 2%. The volatility in charter rates in the dry bulk market affects the value of dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows and liquidity.
Employment and operation of our Fleet

A factor that impacts our profitability is the employment and operation of our Fleet which mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels' onboard safety procedures, arrangements for our vessels' insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels' security and security response plans (ISPS), obtaining of ISM certifications and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.
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
Ownership days. Ownership days are the total number of calendar days in a period during which we owned our vessels. Ownership days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.
Available days. Available days are the Ownership days after subtracting off-hire days associated with major scheduled repairs, vessel upgrades and dry-dockings or special or intermediate surveys  and major unscheduled repair and positioning days (which do not include ballast voyage days for which compensation has been received by the Company). The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Fleet utilization. We calculate Fleet utilization by dividing the Available days during a period by the number of Ownership days during that period. Fleet utilization is used to measure a company's ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Off-hire. The period our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking.  We periodically dry-dock our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking expenses and our ability to complete our scheduled dry-dockings on time also affects our financial results.
Daily vessel operating expenses. The level of our vessels' operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessels' operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership days for the relevant period.

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
Time charter equivalent ("TCE") Rate. Our method of calculating TCE rate is determined by dividing vessel revenues (either time charter or voyage revenues, net of charterers' commissions and voyage expenses) by the Available days in the relevant period.  Please see please see "Item 3. Key Information— A. Selected Financial Data on the use by the Company of this Non-GAAP measure.
The following table presents the operational metrics that management uses to assess our financial condition and results of operations:
	For the year ended
	December 31, 2018	December 31, 2019
Operational Metrics
Available days (1)	365	545
Ownership days (1)	365	556
Fleet utilization (1)	100%	98%
Daily time charter equivalent (or TCE) (1)	$11,991	$10,471
Daily vessel operating expenses (1)	$4,270	$5,041
Daily management fees (1)	$320	$382
Daily general and administrative expenses (1)	$264	$681
EBITDA (1)	$2,203,188	$2,175,894

	For the three-month period ended
(In U.S. dollars, except for days and utilization)	December 31, 2017	December 31, 2018
Operational Metrics
Available days (1)	63	92
Ownership days (1)	92	92
Fleet utilization (1)	69%	100%
Daily time charter equivalent (or TCE) (1)	$10,129	$11,864
Daily vessel operating expenses (1)	$6,541	$4,702
Daily management fees (1)	$262	$320
Daily general and administrative expenses (1)	$390	$250
EBITDA (1)	$(139,135)	$446,354
(1) For these definitions see Important Measures and Definitions for Analyzing Results of Operations and "Item 3. Key information—A. Selected Financial Data".

Results of Operations
Year ended December 31, 2019 as compared to year ended December 31, 2018
(In U.S. Dollars, except for share and per share data)	Year ended December 31, 2018 (unaudited)	Year ended December 31, 2019	Change -amount	Change-%
Vessel revenues (net of charterers' commissions)	4,405,310	5,967,772	1,562,462	35.5%
Expenses:
Voyage expenses (including related party commissions)	(28,489)	(261,179)	232,690	816.8%
Vessel operating expenses	(1,558,527)	(2,802,991)	1,244,464	79.8%
Management fees to related party	(116,800)	(212,300)	95,500	81.8%
General and administrative expenses
• Company administration expenses	(96,353)	(378,777)	282,424	293.1%
• Public Registration Costs	(395,522)	(132,091)	(263,431)	(66.6)%
Depreciation and amortization	(707,064)	(897,171)	190,107	26.9%

Operating income	1,502,555	1,283,263	(219,292)	(14.6)%

Interest and finance costs, net	9,114	(190,574)	199,688	2,191.0%
Total Other Income / (expenses) ,net	2,683	(195,114)	197,797	7.372.2%

Net income and comprehensive income	1,505,238	1,088,149	(417,089)	(27.7)%

(Loss)/Earnings per common share, basic and diluted	(0.32)	0.31
Weighted average number of common shares, basic and diluted	2,400,000	2,662,383

Vessel revenues, net – Vessel revenues, net of charterers' commissions, increased by $1,562,462, or 35.5%, from $4,405,310 in the year ended December 31, 2018, to $5,967,772 in the corresponding period of 2019. This increase was exclusively driven, as outlined above, by the addition of the Magic Sun and the Magic Moon to our Fleet in the third and fourth quarters of 2019, respectively, which correspondingly increased our Fleet Available days from 365 in the year ended December 31, 2018, to 545 in the year ended December 31, 2019, partly counterbalanced by the weaker charter hire rates achieved in the current year for the Magic P as compared to last year. The average daily TCE of our Fleet for the year ended December 31, 2019 was $10,471, or 12.7% lower than the $11,991 earned during the same period ended December 31, 2018, mainly as a result of (i) the weaker charter market rates achieved in the current period for the Magic P, as previously discussed, (ii) the lower net daily revenues earned by the Magic Moon in the period as it underwent a repositioning and a ballast voyage period prior to entering its maiden voyage with the Company, and (iii) the gain from bunkers in the year ended December 31, 2018, arising from instances where the bunker fuel sold under a new charter exceeded the cost of the bunker fuel acquired. TCE rate is a non-GAAP measure. Please refer to "Item 3. Key Information— A. Selected Financial Data" for a reconciliation of the TCE rate to Vessel revenues, the most directly comparable U.S. GAAP measure.
Voyage Expenses – Voyage expenses consist primarily of brokerage commissions (including related party commissions, if any), port expenses, and gain/loss on bunkers which may arise where the cost of the bunker fuel sold to the new charterer exceeds/falls short of the cost of the bunker fuel acquired. The increase in voyage expenses by $232,690, or by 816.8%, in the years ended December 31, 2018 and 2019, was primarily attributable to $127,900 bunker loss we incurred in the year ended December 31, 2019, versus $76,193 of bunkers gain incurred in the year ended December 31, 2018.
Vessel Operating Expenses – Vessel operating expenses increased by 79.8%, or $1,244,464, to $2,802,991 during the year ended December 31, 2019, from $1,558,527 during the year ended December 31, 2018. Accordingly, our daily operating expenses, increased from $4,270 in 2018 to $5,041 in 2019. This increase was largely associated with (i) crew pre-joining as well as initial repair and maintenance costs following the delivery to our Fleet of the Magic Sun and the Magic Moon, and (ii) increased spares and repair costs for the Magic P.
Management Fees – During the years ended December 31, 2018 and 2019, we incurred $116,800 and $212,300 in management fees, respectively, or an average daily management fee of $320 and $382, respectively. From December 16, 2017, onwards and for a period of two years thereof, we and our Manager agreed to adjust the daily management fee of the Magic P from $250 per day to $320 per day, whereas, the daily management fee of the Magic Sun and the Magic Moon has been $500 since they joined our Fleet. Effective January 1, 2020, the daily management fee of the Magic P was also adjusted to $500 per day.

General and Administrative Expenses
•	Company administration expenses
During the years ended December 31, 2018 and 2019, we incurred Company administration expenses of $96,353 and $378,777, respectively. Daily company administration expenses for each of the years ended December 31, 2018 and 2019 were $264 and $681, respectively. The $417 increase in daily administration expenses stemmed from additional fees and costs incurred as a result of the continued reporting obligations we incurred as an SEC-registered company and the preparation of a transition report filed with the SEC as a result of the change of our fiscal year from September 30 to December 31, as well as the requirements related to being a publicly listed company on the NASDAQ Capital Market since February 11, 2019.

•	Public registration costs
Public registration costs decreased by $263,431 or 66.6%, from $395,522 for year ended December 31, 2018 to $132,091 for the year ended December 31, 2019. Public registration costs relate to the costs incurred by the Company in connection with the Company's registration and listing of its 2,400,000 issued and outstanding common shares on the Norwegian OTC on December 21, 2018 and the NASDAQ Capital Market on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.  After the end of the first quarter of 2019, we did not incur nor do we expect to incur costs of similar nature.

Depreciation and Amortization – Depreciation and amortization expenses are comprised of vessels' depreciation and the amortization of vessels' capitalized dry-dock costs. Depreciation and amortization expenses increased for the year ended December 31, 2019 due to an increase in vessels' depreciation from $297,768 in 2018 to $556,101 in 2019 as a result of the increase in our Ownership days which was partly offset by a lower dry-dock amortization charge of $341,070 for the year ended December 31, 2019 versus a relevant charge of $409,296 in the respective period of 2018 that was related to the Magic P dry-dock performed in 2017, the cost of which amortized for 365 days in 2018 and for 331 days in 2019.

Interest and finance costs, net – The increase by $199,688 in net interest and finance costs in the year ended December 31, 2019, as compared with the previous year, is the result of our having entered into certain secured and unsecured debt commitments in the third and fourth quarters of 2019 in order to finance the acquisitions of the Magic Sun and the Magic Moon discussed elsewhere in this Annual Report, whereas, we had no debt commitments as of December 31, 2018.

Three months ended December 31, 2018 as compared to the three months ended December 31, 2017

(In U.S. Dollars, except for share and per share data)	Three-Month Period ended December 31, 2017	Three-Month Period ended December 31, 2018	Change -amount	Change-%
Revenues (net of charterers' commissions)	666,587	1,111,075	444,488	66.7%
Expenses:
Voyage expenses	(28,440)	(19,556)	(8,884)	(31.2)%
Vessel operating expenses	(601,787)	(432,544)	(169,243)	(28.1)%
Management fees to related party	(24,120)	(29,440)	5,320	22.1%
General and administrative expenses
• Company administration expenses	(35,834)	(22,954)	(12,880)	(35.9)%
• Public Registration Costs	(115,761)	(161,116)	45,355	39.2%
Depreciation and amortization	(107,925)	(177,378)	69,453	64.4%

Operating income/ (loss)	(247,280)	268,087	515,367	208.4%

Total Other (expenses)/Income ,net	(578)	8,355	8,933	1545,5%

Net income/ (loss) and comprehensive income/ (loss)	(247,858)	276,442	524,300	211.5%

Loss per common share, basic and diluted	(0.26)	(0.30)
Weighted average number of common shares, basic and diluted	2,400,000	2,400,000

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

General and Administrative Expenses
•	Company administration expenses
During the three month periods ended December 31, 2017 and 2018, we incurred Company administration expenses of $35,834 and $22,954, respectively. The decrease in Company administration expenses between the compared periods is mainly attributed to increased audit fees costs in the comparative period. Company administrative expenses generally consist of audit fees, Chief Financial and Chief Executive Officer compensation as well as other miscellaneous expenditures essential to conduct our business.
•	Public registration costs
Public registration costs increased by $45,355 or 39.2%, from $115,761 in the three months ended December 31, 2017 to $161,116 in the three months ended December 31, 2018. The increased public registration fees are directly associated with the registration and listing of our common shares in the Norwegian OTC market on December 21, 2018 and the listing of our common shares on the NASDAQ Capital Market on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
Depreciation and Amortization – Depreciation and amortization expense comprises of Vessel's depreciation and the amortization of Vessel's capitalized dry-dock costs. Depreciation and amortization charges totaled $177,378 in the three months ended December 31, 2018 as compared to $107,925 in the three months ended December 31, 2017, thereby amounting to a $69,453, or a 64.4%, increase.
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
The Vessel's depreciation did not significantly vary in the compared periods.

Recent Accounting Pronouncements
Refer to "Note 2. Significant Accounting Policies" to our Consolidated Financial Statements included in this Annual Report.
Inflation
Inflation has not had a material effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:
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

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. See Item 3. "Key Information—D. Risk Factors— We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors". As of October 1, 2018, we irrevocably elected to opt out of such extended transition period.
B. Liquidity and Capital Resources
We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity offerings and sales. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our dry bulk vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying a certain free cash minimum liquidity restriction contained in our Alpha Bank Facility, as defined below. In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.
For the year ended December 31, 2019, our principal sources of funds were our operating cash flows and the net proceeds from (i) the issuance of common stock as part of our ATM Program and (ii) the incurrence of secured and unsecured debt as discussed under Item 5. B. - Our Borrowing Activities. As of December 31, 2019 and December 31, 2018, we had cash and cash equivalents of $4.6 million and $1.9 million, respectively. Cash and cash equivalents are held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2019, we had a working capital surplus of $3.2 million as compared to a working capital surplus of $2.4 million as of December 31, 2018. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this Annual Report, will be sufficient to fund the operations of our Fleet, meet our normal working capital requirements and service the principal and interest on our debt.
On November 15, 2018, we entered into contract to purchase and install a ballast water management system ("BWMS") on the Magic P and on October 20, 2019, we further agreed to install such systems on the Magic Sun and the Magic Moon as well. The BWMS installation on the Magic P was partially completed during the vessel's dry-docking that was completed on March 21, 2020 and the final installation stage is expected to take place during the second half of 2020. We expect that the BWMS installation of the remaining vessels in our Fleet will be completed during the vessels' dry-docking anticipated for the second half of 2020 and estimate that remaining contractual obligations related to all three purchases, excluding installation costs, will be approximately €0.5 million (or $0.6 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1141 as of March 27, 2020).
Equity Issuances
On September 22, 2017, we entered into an exchange agreement, or the Exchange Agreement, with Spetses and its shareholders.  Under the terms of the Exchange Agreement, we issued 2,400,000 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares of the Company in exchange for all of the issued and outstanding common shares of Spetses.
On June 28, 2019, we entered into an equity distribution agreement with Maxim Group LLC acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an at-the-market, or ATM, program having an aggregate offering price of up to $10,000,000. As of December 31, 2019, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $2,625,590 and $2,319,701, respectively, by issuing and selling 618,112 common shares. The net proceeds received under the ATM were used to partly finance the acquisition of the M/V Magic Moon, as discussed below. Since December 31, 2019, no further sales have been completed under the ATM program.
On October 10, 2019, we reached an agreement with all of the holders of our Series A Preferred Shares to waive all due and overdue dividends and to adopt and to Amend and Restate the Statement of Designations of our Series A Preferred Shares, or the Series A Agreement. Pursuant to the Series A Agreement, on October 17, 2019, we issued 300,000 common shares to the holders of the Series A Preferred Shares in exchange for the waiver of approximately $4.3 million worth of dividends accumulated on the Series A Preferred Shares, for the period since their original issuance to June 30, 2019.
On January 27, 2020, we entered into a securities purchase agreement with YAII PN, LTD, or the Investor, pursuant to which we agreed to sell and the Investor agreed to purchase up to three convertible debentures (individually, a "Convertible Debenture" and collectively, the "Convertible Debentures") for a maximum aggregate price of $5.0 million, further discussed below under Item 5.B - Our Borrowing Activities. As of March 30, 2020 the Investor has converted $2.3 million of principal and interest of the Convertible Debentures for 3,500,785 common shares.
Our Borrowing Activities
As of December 31, 2019, we had $16.0 million of gross indebtedness outstanding under our debt agreements. As of December 31, 2019, we were in compliance with all the financial and liquidity covenants contained in our Alpha Bank Facility.
$5.0 Million Term Loan Facility
On August 30, 2019, we entered into a $5.0 million unsecured term loan with Thalassa Investment Co. S.A., or Thalassa, an entity affiliated with Petros Panagiotidis, or the $5.0 Million Term Loan Facility. The proceeds from the $5.0 Million Term Loan Facility were used to partly finance the acquisition of the M/V Magic Sun. The entire loan amount was drawn down on September 3, 2019.  The $5.0 Million Term Loan Facility bears a fixed interest rate per annum and has a bullet repayment on March 3, 2021, a date which is eighteen (18) months after the drawdown date. The $5.0 Million Term Loan Facility may be prepaid in whole or in part at any time prior to its maturity, at our option. The $5.0 Million Term Loan Facility contains event of default provisions and covenants customary for unsecured facilities of this type, including, but not limited to, failure to pay, bankruptcy and insolvency, material litigation, change of business, as further set forth in the provisions of the $5.0 Million Term Loan Facility. The $5.0 Million Term Loan Facility does not impose any financial covenant requirements or other minimum liquidity restrictions on the Company.

$7.5 Million Shareholder Bridge Loan
On October 20, 2019, we took delivery of the Magic Moon that was purchased for $10.2 million from a third party in which a family member of Petros Panagiotidis has an interest. The purchase of the Magic Moon was financed using a combination of cash on hand, the net cash proceeds from sales under our ATM Program received through September 30, 2019 and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to us by an entity controlled by Petros Panagiotidis, or the $7.5 Million Shareholder Bridge Loan. The $7.5 Million Shareholder Bridge Loan, originally maturing on December 31, 2019, allowed us to timely partly finance the Magic Moon acquisition while in the meantime assessing financing options for our Fleet. Our Board and a special committee consisting of disinterested and independent members of the Board approved the $7.5 Million Shareholder Bridge Loan. On December 6, 2019, we repaid the $7.5 Million Shareholder Bridge Loan in full by partially using the net proceeds received under the $11.0 Senior Secured Term Loan Facility, further discussed below.
Alpha Bank Facility - $11.0 Million Senior Secured Credit Facility
On November 22, 2019, Spetses Shipping Co. and Pikachu Shipping Co. our wholly-owned subsidiaries, concluded as co-borrowers, or the Borrowers, our first $11.0 million secured financing with Alpha Bank S.A., or the Alpha Bank Facility, the net proceeds of which were drawn down on December 2, 2019. The Alpha Bank Facility has a term of five years from the drawdown date, bears interest at 3.50% over LIBOR per annum and is repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment payable at maturity, on December 2, 2024. The facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels' owning subsidiaries, manager's undertakings and is guaranteed by Castor. The net proceeds under the Alpha Bank Facility were partly used in order to repay the $7.5 Million Shareholder Bridge Loan on December 6, 2019, whereas, the remainder of the proceeds are expected to be used for general corporate purposes.
The Alpha Bank Facility contains certain customary minimum liquidity restrictions and financial covenants that require the Borrowers to:
•	maintain a certain amount of minimum free liquidity per collateralized vessel ("the Minimum Liquidity Deposit"); and
•
meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the Minimum Liquidity Deposit to the aggregate principal amounts due under the Alpha Bank Facility.

Chailease Financial Services Facility - $4.5 Million Senior Secured Credit Facility
On January 23, 2020, pursuant to the terms of a credit agreement, Bistro Maritime Co., our wholly-owned subsidiary, entered into a $4.5 million secured term loan facility with Chailease International Financial Services Co., Ltd., or the Chailease Financial Services Facility. The loan was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment payable at maturity and bears interest at 4.50% plus LIBOR per annum. The facility contains a standard security package including a first preferred mortgage on the vessel, pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel's earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower, and is guaranteed by the Company and Pavimar. Pursuant to the terms of the Chailease Financial Services Facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrower to maintain a certain credit balance with the lender (the "Cash Collateral") as well as certain customary, for this type of facilities, negative covenants. The credit agreement governing the Chailease Financial Services Facility also requires maintenance of a maximum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the Cash Collateral), to the aggregate principal amount of the loan.
$5.0 Million Convertible Debentures

On January 27, 2020, we entered into a securities purchase agreement with the Investor, pursuant to which, on January 27, 2020, February 10, 2020 and February 19, 2020, we issued and sold to the Investor three Convertible Debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively. The Convertible Debentures mature 12 months from their issuance dates, bear fixed interest at 6% per annum, and are convertible at the Investor's option, at any time after issuance, into common shares of the Company at the lower of (i) a price of $2.25 per common share or (ii) 90% of the lowest daily volume weighted average price of the common stock during the 10 trading days prior to the conversion date. Additionally, we, in our sole discretion, may, at any time prior to the maturity date, redeem, in part or in whole, with cash the outstanding interest and principal under the Convertible Debentures, subject to certain conditions described in the transaction documents incorporated herein by reference. We intend to use the net proceeds from this financing transaction for working capital and other general corporate purposes. As part of this transaction, we registered the common shares underlying the Convertible Debentures on Form F-3, pursuant to a registration rights agreement.

Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities for the years ended December 31, 2019 and 2018:
	For the year ended
(In US Dollars)	December 31, 2018	December 31, 2019
Net cash from operating activities	1,400,610	2,311,962
Net cash used in investing activities	-	(17,227,436)
Net cash from financing activities	-	18,087,133

Operating Activities: For the year ended December 31, 2019, net cash provided by operating activities amounted to $2.3 million, consisting of net income after non-cash items of $2.0 million plus an increase in working capital of $0.3 million. For the year ended December 31, 2018, net cash provided by operating activities amounted to $1.4 million, consisting of net income after non-cash items of $2.2 million partly offset by a negative cash movement in working capital accounts by $0.8 million. The major driver of the increase in net cash provided by operating activities is the increase in voyage revenues as discussed in "Item 5. Operating and Financial Review and Prospects", as compared to lesser revenues generated in the fiscal year ended December 31, 2018, further supported by (i) the cash inflow of a $550,000 gross deferred ballast bonus compensation on the Magic Moon and (ii) other positive cash flow variations in working capital accounts during the fiscal year ended December 31, 2019 as compared with the fiscal year ended December 31, 2018.
Investing Activities: Net cash used in Investing activities in the fiscal year ended December 31, 2019 reflects the cash outflows associated with the acquisition of the Magic Sun in September 2019 and of the Magic Moon in October 2019. There were no cash flows relating to investing activities in the year ended December 31, 2018.
Financing Activities: Net cash from financing activities of $18.1 million for the year ended December 31, 2019 consisted of (i) the net cash proceeds received up to December 31, 2019 as part of our ongoing ATM Program amounting to $2.6 million, (ii) the cash outflow of $0.3 million in securities registration and other filing costs, (iii) the net proceeds of $12.5 million in the period under our new debt arrangements with Thalassa, of which $7.5 were fully repaid up to December 31, 2019, (iv) the $11.0 million gross proceeds from our Alpha Bank Facility entered into in November 2019 that were to a great extent used to repay in full the $7.5 Million Shareholder Bridge Loan and (v) payment of deferred finance costs in connection with the closing of the Alpha Bank Facility in an aggregate amount of $0.2 million.
The following table summarizes our net cash flows from operating, investing and financing activities for the three months ended December 31, 2018 and 2017:
For the three months ended
(In US Dollars)	December 31, 2017	December 31, 2018
Net cash from operating activities	(349,798)	148,106
Net cash from investing activities	-	-
Net cash from financing activities	-	-

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

C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Cyclical Nature of the Industry".
While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to come to a stop and, therefore, no longer exert the considerable pressure that it did on charter rates in recent years. There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. Charter rates may remain at current levels for some time, which may adversely affect our future growth potential and our profitability. Also, the Company's business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to the novel coronavirus (COVID-19) pandemic. The Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.
E. Off Balance Sheet Arrangements
As of December 31, 2019, we did not have any off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2019:
		Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$16,000,000	$1,600,000	$8,200,000	$6,200,000	$-
Interest on long-term debt (1)	2,206,413	847,185	879,395	479,833	-
Capital expenditures related to BWMS purchases (2)	587,982	587,982	-	-	-
Total	$18,794,395	$3,035,167	$9,079,395	$6,679,833	$-

(1)
Our variable rate long-term debt outstanding as of December 31, 2019 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the three-month period LIBOR, the LIBOR specific to our Alpha Bank Facility as of December 31, 2019, and our applicable margin rate.

(2)
On November 15, 2018, we entered into contract to purchase and install ballast water management system ("BWMS") on the Magic P and, on October 20, 2019, we further agreed to install such systems on the Magic Sun and the Magic Moon as well. Our calculation of the contractual obligations related to BWMS purchases as of December 31, 2019 excludes installation costs and other unforeseen costs that we might incur as part of the systems' installation and has been made on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1213 as of December 31, 2019.

(3)
As of December 31, 2019, pursuant to the terms of our management agreements then in effect, we paid our Manager a daily fixed fee of $320 for the Magic P and a daily fixed fee of $500 for the Magic Sun and the Magic Moon. The Magic P daily management fee remained at this level until January 1, 2020, at which time it was revised to $500. Our management agreements with our Manager shall continue to be in effect unless receipt by either party of a two months' prior written notice of termination. The above table does not include our contractual obligations under our management agreements with Pavimar. For further discussion please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions".

G. Safe Harbor
Please see "Cautionary Statement Regarding Forward Looking Statements" at the beginning of this annual report.

Critical Accounting Estimates
We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read "Item 18. Financial Statements" and more precisely "Note 2. Summary of Significant Accounting Policies" of our Consolidated Financial Statements.
Vessels' Depreciation
We record the value of our vessels at their cost (which includes the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation is calculated on a straight-line basis over the vessels' remaining economic useful life, estimated to be 25 years from the date of initial delivery from the shipyard, after considering the estimated residual value. Residual value is estimated by taking an estimated steel scrap rate times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Changes in the useful life of a vessel or in its residual value affect the depreciable amount of the vessels and affect the depreciation expense in the period of the revision and in future periods. Our vessels, being secondhand vessels, are depreciated from the date of their acquisition through their remaining estimated useful life. The assumptions inherent in the calculation of vessels' depreciation are based on current and historical market trends. We do not expect these assumptions to change in the near future unless market trends will indicate otherwise. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Vessels' Impairment
We follow the guidance under ASC 360, "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.
We evaluate the carrying amount of our vessels to determine if events have occurred that would require modification to their carrying value. In evaluating the carrying value of long-lived assets, we review certain indicators of potential impairment, such as vessel sales and purchases, business plans and overall market conditions, including trends in charter rates in the drybulk charter market, drybulk vessel values and overall global credit market climate.
If we identify indication for impairment in any or all of our vessels, we determine undiscounted projected net operating cash flows for the vessel(s) and compare them to its carrying value. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about vessels' future performance, with the significant assumptions being related to charter rates, vessels' utilization, vessels' operating expenses, vessels' capital expenditures (such as dry-docking and special survey costs), vessels' residual value and their estimated remaining useful life. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for expenses. Our estimates related to charter rates are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. Our estimates of operating expenses and dry-docking expenditures are based on our historical operating and dry-docking costs and our expectations of future inflation and operating requirements. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation. When the estimate of undiscounted cash flows expected to be generated by the use of the vessel(s) is less than its carrying amount, we evaluate the vessel(s) for an impairment loss.
In the event that impairment occurs, we determine the fair value of the related asset and we record a charge to earnings calculated by comparing the vessel's carrying value to its estimated fair market value, which is determined based on management estimates and assumptions, by making use of available market data and by taking into consideration third-party valuations. The fair value at the date of the impairment becomes the new cost basis and results in a lower depreciation expense than for periods before the recorded vessel impairment loss.
The carrying values of our vessels may not represent their market value at any point in time because the market prices tend to fluctuate with changes in hire rates, market volatility, and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature. As of December 31, 2019 and 2018 and as of September 30, 2018, there were no indications that the carrying value of our Fleet was not recoverable.

As of December 31, 2019 and 2018 our vessels' carrying value, was below its estimated charter-free market value by approximately $2.6 million and $3.7 million respectively.
Our estimate of basic market value assumes that our vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. The fair value is determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

Our estimates of basic market value are inherently uncertain because we obtain information from various industry and other sources. In addition, vessel values are highly volatile and, as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.
We refer you to the risk factor entitled "Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenues and our profitability".
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors and is elected annually on a staggered basis, and each director elected holds office for a three-year term. The business address of each of our directors and executive officer listed below is Castor Maritime Inc., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.
Name	Age	Position
Petros Panagiotidis	30	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	39	Secretary and Class B Director
Georgios Daskalakis	30	Class A Director

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.
Petros Panagiotidis, Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Petros Panagiotidis is the founder of Castor Maritime Inc.  He has served as the Chairman of the Board, Chief Executive Officer and Chief Financial Officer since our inception in September 2017. Mr. Panagiotidis has been involved in shipping and investment banking for more than 5 years, during which he has held various positions in finance, operations and management. He graduated with a Bachelor's degree from Fordham University in International Studies and Mathematics and earned a Master of Science degree from New York University on Management and Systems with a concentration on Risk Management.

Dionysios Makris, Secretary and Class B Director
Dionysios Makris has been a non-executive member and Secretary of our Board since the company's formation in September 2017. He is a lawyer and has been a member of the Athens Bar Association since September 2005. He is currently based in Piraeus, Greece and is licensed to practice law before the Supreme Court of Greece. He practices mainly shipping and commercial law and is involved in both litigation and transactional practice. He holds a Bachelor of Laws degree from the Law School of the University of Athens, Greece and a Master of Arts degree in International Relations from the University of Warwick, United Kingdom.
Georgios Daskalakis, Class A Director
Georgios Daskalakis has been a non-executive member of our Board since our establishment in September 2017.  He has invested all of his professional life in the shipping industry and held various positions for different companies. From May 2013 to January 2015, he was an insurance officer at Minerva Marine Inc. From January 2015 to March 2017, he served as a tanker operator at Trafigura Maritime Logistics PTE Ltd.  He is currently a Commercial officer employed at M/Maritime Corp. in Athens, Greece, whilst also holding the company's freight risk management portfolio. He holds a Bachelor's degree from Babson College with a concentration on Economics and Finance as well as a Master of Science degree in Shipping, Trade and Finance from the Costas Grammenos Centre for Shipping, Trade and Finance, Cass Business School, City University of London.
B. Compensation
Compensation of Directors
The compensation payable to our Chairman, Chief Executive Officer and Chief Financial Officer for the years ended December 31, 2019, which includes the three month transition period ended December 31, 2018, and September 30, 2018 amounted to $0.01 million and $0.01 million, respectively. We did not pay our non-executive directors any compensation since our inception until the year ended December 31, 2019. Our chief executive officer and chief financial officer who also serves as our director does not receive additional compensation for his service as director.
Beginning in January 2020, our non-executive directors will receive fees in the aggregate amount of $20,000 per annum, plus reimbursement for their out-of-pocket expenses.
C. Board Practices
Our Board currently consists of three directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our Class B director was elected at the annual general meeting held in 2019. The initial term of office of our Class C director expires at the annual meeting of shareholders to be held in 2020, and the term of office our Class A director expires at the annual meeting of shareholders to be held in 2021. Officers are appointed from time to time by our Board and hold office until a successor is appointed. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.
Our audit committee is comprised of our independent directors, Mr. Dionysios Makris and Mr. Georgios Daskalakis. Our Board has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the NASDAQ Stock Market Rules. Our Board has determined that Mr. Georgios Daskalakis is an "Audit Committee Financial Expert" under the Commission's rules and the corporate governance rules of the NASDAQ Stock Market. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems. Our audit committee is also responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee.
D. Employees
As of the date of this Annual Report, Mr. Petros Panagiotidis, holding the positions of Chairman, Chief Executive Officer and Chief Financial Officer, is our only employee.
E. Share Ownership
With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see "Item 7. Major Shareholders and Related Party Transactions".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial owners of 5% or more of our common shares and beneficial ownership of all of our directors and officers as of the date of this Annual Report. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
The percentage of beneficial ownership is based on 6,818,897 shares outstanding as of March 30, 2020.
Name of Beneficial Owner	No. of Shares	Percentage
Thalassa (1)	1,124,094	16.5%
All executives, officers and directors as a group (excluding Petros Panagiotidis) (2)	-	-%

(1) Thalassa, is a company wholly owned and controlled by Petros Panagiotidis, our Chairman, Chief Executive Officer and Chief Financial Officer. Thalassa also holds 12,000 Series B Preferred Shares. Each share of Series B Preferred Shares has the voting power of 100,000 common shares.
(2) The remaining directors and executive officers of the Company are Dionysios Makris and Georgios Daskalakis.
B. Related Party Transactions
From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future.
Ship Management
The ship management of our Fleet is provided by Pavimar, a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis. Under the management agreements, Pavimar provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting services, general accounting and audit support, in exchange for a fixed daily fee which currently stands at $500. On November 13, 2017, it was agreed that the daily fixed fee of the sole vessel in our fleet at that time, this of the Magic P, was increased from $250 to $320 and such fee remained at this level until December 31, 2019. On January 1, 2020, our wholly owned subsidiary owning the Magic P, entered into an amendment to its' existing management agreement with Pavimar, pursuant to which, effective as of that date, the daily fee of the subject vessel was increased from $320 per day to a $500 per day, and was thus aligned with the charged daily fee of the remaining fleet.
Vessel Acquisition
On October 14, 2019, we entered into, through a separate wholly-owned subsidiary, an agreement to purchase a 2005 Japan built Panamax dry bulk carrier, the Magic Moon, for a purchase price of $10.2 million from a third party in which a family member of our Chairman, Chief Executive Officer and Chief Financial Officer has an interest.
Loans
$5.0 Million Term Loan Facility
On August 30, 2019, we entered into the $5.0 Million Term Loan Facility with Thalassa, an entity affiliated with Petros Panagiotidis. Please see "Item 5 – Liquidity and Capital Resources – Our Borrowing Activities" for more information about the $5.0 Million Term Loan Facility.
$7.5 Million Shareholder Bridge Loan
On October 20, 2019, we entered into a $7.5 Million Shareholder Briddge Loan with an entity controlled by Petros Panagiotidis. On December 6, 2019, we repaid the $7.5 Million Shareholder Bridge Loan in full by partially using the net proceeds received under the $11.0 Senior Secured Term Loan Facility. Please see "Item 5 – Liquidity and Capital Resources – Our Borrowing Activities" for more information about the $7.5 Million shareholder Bridge Loan.
Commercial Services
During 2019, we occasionally used the commercial services of Alexandria Enterprises S.A., ("Alexandria") an entity controlled by a family member of the Company's Chairman, Chief Executive Officer and Chief Financial Officer. In exchange for these services, Alexandria charged the Company a commission rate equal to 1.25% of the gross charter hire, freight and the ballast bonus earned under a charter agreement. During the year ended December 31, 2019, commissions charged by Alexandria amounted to $40,471.

C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and other Financial Information
Please see "Item 18. Financial Statements".
Legal Proceedings
To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.
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
Any dividends paid by us may be treated as ordinary income to a U.S. shareholder. Please see the section entitled "Item 10E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions" for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The drybulk charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterer's ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this annual report titled "Risk Factors".
Dividends on our Series A Preferred Shares accrue and are cumulative starting on January 1, 2022 and are payable on each June 15 and December 15, when, as and if declared by our Board or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series A Preferred Shares is 9.75% per annum per share. Please see the section herein "Item 10. Memorandum and Articles of Association – Description of Series A Preferred Shares" for a description of the dividend terms of the Series A Preferred Shares.
Marshall Islands law provides that we may pay dividends on and redeem any shares of capital stock, including the Series A Preferred Shares, only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law, we may not pay dividends on or redeem any shares of capital stock, including the Series A Preferred Shares, if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.
The Company has not paid any dividends to our shareholders as of the date of this Annual Report.

B. Significant Changes
Not applicable.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our common shares currently trade on the Norwegian OTC, or the NOTC, under the symbol "CASTOR" and on the NASDAQ under the symbol "CTRM".
B. Plan of Distribution
Not applicable.
C. Markets
Please see "Item 9. The Offer and Listing—A. Offer and Listing Details".
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Articles of Association and Bylaws

The description of our Articles of Incorporation is incorporated by reference from our registration statement on Form F-4 (Registration No. 333-224242), which was filed with the Securities and Exchange Commission on April 11, 2018. Our Articles of Incorporation were filed as Exhibit 1.1 to the F-4 Registration Statement and are hereby incorporated by reference into this annual report.

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 6,818,897 common shares are currently issued and outstanding and 50,000,000 preferred shares, par value $0.001 per share, of which 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares are currently issued and outstanding.

Description of Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we have issued in the past or which we may issue in the future.

Share History

On September 22, 2017, we entered into an exchange agreement, or the Exchange Agreement, with Spetses and its shareholders. Under the terms of the Exchange Agreement, we issued 2,400,000 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares of the Company in exchange for all of the issued and outstanding common shares of Spetses.

On November 21, 2017, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of November 20, 2017, by and between us and American Stock Transfer & Trust Company, LLC, as rights agent. For more information, please see "—Stockholders Rights Agreement" herein. In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series C Participating preferred shares, none of which are outstanding as of the date of this Annual Report.

On June 28, 2019, we entered into an Equity Distribution Agreement with Maxim, as sales agent, under which we may offer and sell, over a minimum period of 12 months through Maxim, up to $10.0 million of our common shares, par value $0.001 per share. As of December 31, 2019, we had sold 618,112 common shares pursuant to the Equity Distribution Agreement.

On October 10, 2019, we reached an agreement with all of the holders of our Series A Preferred Shares to waive all due and overdue dividends and to adopt and to Amend and Restate the Statement of Designations of our Series A Preferred Shares, or the Series A Agreement. Pursuant to the Series A Agreement, on October 17, 2019, we issued 300,000 common shares to the holders of the Series A Preferred Shares in exchange for the waiver of approximately $4.3 million worth of dividends accumulated on the Series A Preferred Shares, for the period since their original issuance to June 30, 2019.

On January 27, 2020, we entered into a securities purchase agreement with YAII PN, LTD, or the Investor, pursuant to which we agreed to sell and the Investor agreed to purchase up to three convertible debentures (individually, a "Convertible Debenture" and collectively, the "Convertible Debentures") for a maximum aggregate price of $5.0 million, further discussed below under Item 5.B - Our Borrowing Activities. As of March 30, 2020, the Investor had converted $2.3 million of principal and interest of the Convertible Debentures for 3,500,785 common shares.

Preferred Shares

Our articles of incorporation authorize our Board to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Description of Series A Preferred Shares

On September 22, 2017, we issued 480,000 shares of Series A Preferred Shares to the shareholders of Spetses, under the Exchange Agreement. On October 10, 2019, we adopted the Amended and Restated Statement of Designations of the Series A Preferred Shares.

The Series A Preferred Shares entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our Board out of legally available funds for such purpose. Each Series A Preferred Share has a fixed liquidation preference of $30.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. See "—Liquidation Rights".

The Series A Preferred Shares represent perpetual equity interests in us and, unlike indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Shares would rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

Ranking

The Series A Preferred Shares rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, senior to our common shares, our Series B Preferred Shares and to each other class or series of capital stock established after the original issue date of the Series A Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary ("Junior Stock").

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

Dividends

General

Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by our Board out of legally available funds for such purpose, cumulative cash dividends from January 1, 2022 (or, for any newly issued and outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such stock or for shares issued on or before June 14, 2022 then January 1, 2022). No dividends shall accrue or accumulate for the period from July 1, 2019 to December 31, 2021.

Dividend Rate

Dividends on Series A Preferred Shares will be cumulative and payable on each Dividend Payment Date, commencing on June 15, 2022, when, as and if declared by our Board or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Series A Preferred Shares will accrue at a rate of 9.75% per annum per Series A Preferred Share having a value of $25.00 per share.

In the event that any semi-annual dividend payable on the Series A Preferred Shares is in arrears, the Dividend Rate payable on the Series A Preferred Shares shall be increased a single time to a rate of 1.3 times the Dividend Rate for each Series A Preferred Share having a value of $25.00 per share until the Dividend Payment Default is cured.

Dividend Payment Dates

The "Dividend Payment Dates" for the Series A Preferred Shares will be each June 15 and December 15, commencing June 15, 2022. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

"Business Day" means a day on which NASDAQ is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series A Preferred Shares that have been declared by our Board to the holders of such shares as such holders' names appear on our stock transfer books maintained at the Company or by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the "Record Date"), will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our Board in accordance with our Bylaws then in effect and the Statement of Designation.

No dividend may be declared or paid or set apart for payment on any Junior Stock (other than a dividend payable solely in shares of Junior Stock) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares for all prior and the then-ending dividend periods. In addition, in the event that full cumulative dividends on the Series A Preferred Shares have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Shares except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Shares. Common shares and any other Junior Stock may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series A Preferred Shares for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

Accumulated dividends in arrears for any past dividend period may be declared by our Board and paid on any date fixed by our Board, whether or not a Dividend Payment Date, to holders of the Series A Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 5 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series A Preferred Shares have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective Dividend Payment Dates. If less than all dividends payable with respect to all Series A Preferred Shares are paid, any partial payment will be made pro rata with respect to the Series A Preferred Shares entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series A Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series A Preferred Shares.

Liquidation Rights

The holders of outstanding Series A Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $30.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other Junior Stock. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Shares are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Shares, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Shares, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Stock then outstanding according to their respective rights.

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

Redemption

Optional Redemption

We have the right, at any time, to redeem the Series A Preferred Shares, in whole or from time to time in part, from any funds available for such purpose. Any such redemption shall occur on a date set by the Company, or the Redemption Date.

Redemption Procedures

(a) Redemption Price. The Company may redeem each share of Series A Preferred Shares with cash, common shares or a Note as shall be determined by the Company at its sole discretion. If the Company redeems Series A Preferred Shares with cash, then each share of Series A Preferred Shares shall have a value of $30.00 per share, whether or not declared, or the Cash Redemption Price. If paid in common shares or a Note, then each Series A Preferred Share shall have a value of $25.00 per share, whether or not declared, or the Cashless Redemption Price and together with the cash Redemption Price, the Redemption Price. If paid in common shares, the price of the common shares will be 90% of the lowest daily volume weighted average price on any trading day during the 5-consecutive trading day period ending and including the trading day immediately prior to the date of the applicable Redemption Date.

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

The holder of Series A Preferred Shares and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The written certification to the Company by the holder of Series A Preferred Shares of the applicability of the Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. Upon delivery of a written notice to the Company, the holder of Series A Preferred Shares may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Ownership Limitation to any other amount of common shares not in excess of 9.99% of the then issued and outstanding shares of common shares as specified in such notice, provided that any such increase in the Ownership Limitation will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company.

(b) Redemption Notice. The Company shall give notice of any redemption by mail not less than 30 days and not more than 60 days before the scheduled Redemption Date, to the holder of Series A Preferred Shares of record (as of 4:59 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series A Preferred Shares to be redeemed as such holders' names appear on the Company's stock transfer books maintained by the Registrar and Transfer Agent and at the address of such holders shown therein. Such notice, or the Redemption Notice shall state: (1) the Redemption Date, (2) the number of Series A Preferred Shares to be redeemed and, if less than all outstanding Series A Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series A Preferred Shares is to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the stock to be redeemed shall cease to accumulate from and after such Redemption Date.

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

(d) Redemption Funds. If the Company gives or causes to be given a Redemption Notice, the Company shall deposit with the paying agent funds sufficient to redeem the Series A Preferred Shares as to which such Redemption Notice shall have been given, no later than 4:59 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the paying agent irrevocable instructions and authority to pay the Redemption Price to the holders of the Series A Preferred Shares to be redeemed upon surrender or deemed surrender of the certificates therefor. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series A Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Company's shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Company's stock transfer books or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the paying agent the interest income, if any, earned on such funds deposited with the paying agent (to the extent that such interest income is not required to pay the Redemption Price of the Series A Preferred Shares to be redeemed), and the holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the paying agent hereunder by the Company for any reason, including, but not limited to, redemption of Series A Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request after which repayment the holders of the Series A Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company. Notwithstanding any Redemption Notice, there shall be no redemption of any Series A Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Company with the paying agent.

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

On September 22, 2017, we issued 12,000 shares of Series B Preferred Shares to Thalassa, under the Exchange Agreement. Each Series B Preferred Share has the voting power of one hundred thousand (100,000) common shares.

The Series B Preferred Shares has the following characteristics:

•	Conversion. The Series B Preferred Shares are not convertible into common shares.

•	Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and shall count for 100,000 votes for purposes of determining quorum at a meeting of shareholders.

•	Distributions. The Series B Preferred Shares shall have no dividend or distribution rights.

•	Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as the common shares.

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

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder's beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder's then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.  Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, is exempt from these provisions.

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

Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Shares, or a Series C Preferred Share, for $15.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series C Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights are not exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common shares. Except our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, is exempt from being the "Acquiring Person".

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

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the "Distribution Date". Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Series C Preferred Share Provisions

Each one one-thousandth of a Series C Preferred Share, if issued, will, among other things:

•	not be redeemable;

•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

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

Expiration. The Rights expire on the earliest of (i) November 21, 2027, or (ii) the redemption or exchange of the Rights as described above.

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

Listing and Markets

On December 21, 2018, our common shares, par value $0.001, were registered for trading on the NOTC with ticker symbol "CASTOR".  On February 11, 2019, our common shares began trading on the NASDAQ Capital Market under the ticker symbol "CTRM".

Transfer Agent

The registrar and transfer agent for our common shares is American Stock Transfer & Trust Company, LLC.

C. Material Contracts
On October 10, 2019, we entered into the Series A Agreement. Please see "Item 4.A – History and Development of the Company" for more information about the Series A Agreement.
On January 27, 2020, we entered into a securities purchase agreement and registration rights agreement with YAII PN, LTD, or the Investor, pursuant to which we agreed to sell and the Investor agreed to purchase up to three convertible debentures (individually, a "Convertible Debenture" and collectively, the "Convertible Debentures") for a maximum aggregate price of $5.0 million and register the common shares underlying the Convertible Debentures.  Please see Item 5.B - Our Borrowing Activities for more information about the Convertible Debentures as well as the exhibits filed with this Annual Report.
Attached as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within Item 5.B. with respect to our credit facilities, and Item 7.B. with respect to our related party transactions.  Other than these contracts and the Series A Agreement discussed above, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
D. Exchange Controls
The Marshall Islands impose no exchange controls on non-resident corporations.
E. Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognized income no later than when such income is included on an "applicable financial statement," persons subject to the "base erosion and anti-avoidance" tax, and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock. The discussion below is based, in part, on the description of our business in this annual report above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Castor Maritime Inc. and its subsidiaries on a consolidated basis.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income".
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
(1) we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and
(2)  either
A. more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (each such individual a "qualified shareholder" and such individuals collectively, "qualified shareholders"), which we refer to as the "50% Ownership Test," or
B. our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States, which we refer to as the "Publicly-Traded Test".
The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
Due to the publicly-held nature of our common stock, we do not expect that we will be able to satisfy the requirements of the 50% Ownership Test. Therefore, we will be exempt from U.S. federal income taxation on our U.S. source shipping income if we are able to satisfy the Publicly-Traded Test.
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is "primarily traded" on the NASDAQ.
Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Our common stock is listed on the NASDAQ and therefore we satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test". We believe we satisfied the trading frequency and trading volume tests for the 2019 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the "5 Percent Override Rule".
For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common stock. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.
In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.
Because our common stock was traded on the NASDAQ in 2019, we intend to take the position on our and our subsidiaries' 2019 U.S. federal income tax returns that we satisfied the Publicly-Traded Test and that we were not subject to the 5 Percent Override Rule.  However, we may not qualify for exemption under Section 883 in future taxable years. There are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and become subject to United States federal income tax on our United States source shipping income. For example, if non-qualified shareholders with a 5% or greater interest in our common stock come to own 50% or more of our outstanding common stock for more than half the days during the taxable year, we would not qualify for exemption under Section 883 for such taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
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
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has in place an election to be treated as  United States person for U.S. federal income tax purposes.
If a partnership holds our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate will generally be treated as ordinary income.
Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a common share. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
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
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries' corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute "passive income" for these purposes. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
In general, income derived from the bareboat charter of a vessel will be treated as "passive income" for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of "passive income". On the other hand, income derived from the time charter of a vessel should not be treated as "passive income" for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of "passive income".
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election is referred to as a "QEF Election". As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, which election is referred to as a "Mark-to-Market Election". A U.S. Holder holding PFIC shares that does not make either a "QEF Election" or "Mark-to-Market Election" will be subject to the Default PFIC Regime, as defined and discussed below in "Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election".
If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company.  If you are a U.S. Holder who held our common shares during any period in which we are a PFIC, you are strongly encouraged to consult your tax advisor.

The QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.
Taxation of U.S. Holders Making a "Mark-to-Market" Election
As long as our common stock is traded on an over-the-counter market, as it currently is and as it may continue to be, our common stock may not be considered "marketable stock" for purposes of making the Mark-to-Market Election. U.S. Holders are urged to consult their own tax advisors in this regard.
Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election
Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.
Under the Default PFIC Regime:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than "excess distributions" by us to a Non-Electing Holder will be treated as discussed above under "Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions".
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
U.S. Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder".
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
•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
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
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:
•	fail to provide an accurate taxpayer identification number;
•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
•	in certain circumstances, fail to comply with applicable certification requirements.
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
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

Other Tax Considerations
In addition to the income tax consequences discussed above, the Company may be subject to tax, including tonnage taxes, in one or more other jurisdictions where the Company conducts activities. Certain vessel-owning subsidiaries are subject to tonnage taxes. Generally, under a tonnage tax, a company is taxed based on the net tonnage of qualifying vessels such company operates, independent of actual earnings. The amount of any such tax imposed upon our operations may be material.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.castormaritime.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Tel: + 357 25 357 767
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into appropriate derivative instruments and contracts to maintain the desired level of risk exposure.

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.
Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. As of December 31, 2019, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $11.0 million. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income in the year ended December 31, 2019 by only approximately $0.01 million based upon our floating interest bearing debt level during 2019, as our variable interest bearing debt was outstanding for a relatively short period (30 days) in the year ended December 31, 2019. Assuming our variable interest bearing debt was outstanding since January 1, 2019, an increase in LIBOR of 1% would have decreased our net income in the year ended December 31, 2019 by approximately $0.1 million. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of vessels from affiliated or unaffiliated third-parties. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors" for a discussion on the risks associated with LIBOR, among others. During the fiscal years ended September 30, 2018, the transition period ended December 31, 2018 and the year ended December 31, 2019, we have not entered into any hedging contracts to protect against interest rate fluctuations.

Foreign Currency Exchange Rate Risk
We generate all of our revenue in U.S. dollars. The minority of our vessels' operating expenses (approximately 20.9% for the year ended December 31, 2019) and the minority of our general and administrative expenses (approximately 3.3%) are in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2019, these non-US dollar expenses represented 10.1% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.
Inflation Risk
Inflation has not had a material effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
The accumulated, but not declared, due and overdue dividends on the Series A Preferred Shares as of September 30, 2018 and December 31, 2018 and 2019, amounted to $1,646,775, $2,668,770, and $0, respectively.
On October 10, 2019, we reached an agreement with the holders of our Series A Preferred Shares to settle in full all accumulated dividend obligations on the Series A Preferred Shares, or the Series A Dividends Settlement Agreement, and to simultaneously adopt an Amended and Restated Statements of Designations on our Series A Preferred Shares, or the Series A Amended SOD. Pursuant to the Series A Dividends Settlement Agreement, the Series A Preferred holders agreed to waive our obligations related to all due and overdue accumulated dividends on the Series A Preferred Shares during the period from their original issue date up to and including June 30, 2019, amounting to $4.3 million, and to receive, in settlement thereof, 300,000 newly issued common shares, or the Settlement Shares. The Settlement Shares were issued to the Series A Preferred holders on October 17, 2019. In addition, in accordance with the terms of the Series A Amended SOD, we and the Series A Preferred holders mutually agreed to waive all dividend payment obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021, reduce the progressively increasing dividend payment default rate that is 1.30 times the rate payable on the Series A Preferred Shares on the date preceding such payment to a fixed dividend payment default rate that is 1.30 times the base dividend payment rate, increase the redemption price of the Series A Preferred Shares to $30 from $25 per share, in case we exercise our current option to redeem the Series A Preferred Shares, in whole or in part, with cash, and increase the liquidation preference from $25 to $30 per Series A Preferred Share. As a result of the foregoing, dividends on the Series A Preferred Shares will neither accrue nor accumulate during the period from July 1, 2019 until December 31, 2021, and we will no longer have any restriction declaring dividends to holders of our common shares during this period.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
We have adopted the Stockholders Rights Agreement, pursuant to which each share of our common stock includes one preferred shares purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series C Participating Preferred Shares if any third party seeks to acquire control of a substantial block of our common stock without the approval of our Board. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement" included in this annual report for a description of our Stockholders Rights Agreement.
Please also see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series A cumulative redeemable perpetual preferred shares and Series B Preferred Shares relative to the rights of holders of shares of our common stock.

ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Management, under the supervision and with the participation of our Chairman, Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this annual report, as of December 31, 2019.
The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its Chief Executive and Chief Financial Officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon that evaluation, our Chairman, Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2019.
B. Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's Chief Executive and Chief Financial Officer, Mr. Petros Panagiotidis, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2019. Based upon that evaluation, our management with the participation of our Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2019.

C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm, since, as an "emerging growth company", we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
D. Changes in Internal Control Over Financial Reporting
There have been no significant changes in internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Mr. Georgios Daskalakis, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules, and that Mr. Daskalakis is "independent" under applicable NASDAQ rules and SEC standards.
ITEM 16B. CODE OF ETHICS
The Company has adopted a code of ethics that applies to any Company employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. The code of ethics may be downloaded from our website (www.castormaritime.com). Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2019, no such amendment was made or waiver granted.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Aggregate fees billed to the Company for the year ended September 30, 2018 and December 31, 2019 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. No other non-audit, tax or other fees were charged.
	For the year ended
In U.S. dollars	September 30, 2018	December 31, 2019
Audit Fees	91,700	140,385

C. Tax Fees
Not applicable.
D. All Other Fees
Not applicable.
E. Audit Committee's Pre-Approval Policies and Procedures
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
ITEM 16F. CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Pursuant to an exception under the NASDAQ listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NASDAQ listing standards, which are available at www.nasdaq.com, because in certain cases we follow our home country (Marshall Islands) practice.  Pursuant to Section 5600 of the NASDAQ Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the NASDAQ standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NASDAQ requires that a U.S. listed company maintain a majority of independent directors. While our Board is currently comprised of three directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors.

•
Executive Sessions. The NASDAQ requires that non-management directors meet regularly in executive sessions without management. The NASDAQ also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

•
Nominating/Corporate Governance Committee. The NASDAQ requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our bylaws, we do not currently have a nominating or corporate governance committee.

•
Compensation Committee. The NASDAQ requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As permitted under Marshall Islands law, we do not currently have a compensation committee. To the extent we establish such committee in the future, it may not consist of independent directors, entirely or at all.

•
Audit Committee.  The NASDAQ requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board, Mr. Georgios Daskalakis and Mr. Dionysios Makris.

•
Shareholder Approval Requirements. The NASDAQ requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted under Marshall Islands law and our bylaws, we do not seek shareholder approval prior to issuances of authorized stock or the approval of and material revisions to equity compensation plans.

•
Corporate Governance Guidelines. The NASDAQ requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-1 to F-28 filed as part of this annual report.

ITEM 19.  EXHIBITS
1.1
Articles of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

1.3	Bylaws of the Company incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

2.1	Form of Common Share Certificate incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1
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

4.4
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

10.1
Securities Purchase Agreement by and between the Company and YAII PN, Ltd. dated January 27, 2020 incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2020.

10.2
Registration Rights Agreement by and between the Company and YAII PN, Ltd. dated January 27, 2020 incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2020.

10.3	Form of Convertible Debenture incorporated by reference to Exhibit 10.3 of the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2020.

10.4
Exchange Agreement dated September 22, 2017, between Castor Maritime Inc., Spetses Shipping Co., and the shareholders of Spetses Shipping Co., incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

10.5
Waiver and Consent Agreement entered into by the Company and all holders of the issued and outstanding 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares, dated October 10, 2019 incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2019.

10.6
$5.0 Million Term Loan Facility, dated August 30, 2019, between the Company and Thalassa Investment Co. S.A., incorporated by reference to Exhibit 4.7 of the Company’s transition report on Form 20-F filed with the Securities and Exchange Commission on December 16, 2019.

10.7
$7.5 Million Bridge Loan, dated October 17, 2019, between the Company and Thalassa Investment Co. S.A., incorporated by reference to Exhibit 4.8 of the Company’s transition report on Form 20-F filed with the Securities and Exchange Commission on December 16, 2019.

10.8
$11.0 Million Secured Term Loan Facility, dated November 22, 2019, by and among Alpha Bank A.E., Pikachu Shipping Co. and Spetses Shipping Co., incorporated by reference to Exhibit 4.9 of the Company’s transition report on Form 20-F filed with the Securities and Exchange Commission on December 16, 2019.

10.9
The $4.5 Million Secured Loan Agreement, dated January 23, 2020, by and among Bistro Maritime Co., as borrower, the Company and Pavimar S.A., as guarantors, and Chailease International Financial Services Co., Ltd., as lender, incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission on February 4, 2020.

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
CASTOR MARITIME INC.

/s/ Petros Panagiotidis	March 31, 2020
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2018 and 2019	F-3
Consolidated Statements of Comprehensive Income for the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019
F-4
Consolidated Statements of Shareholders' Equity for the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019
F-5
Consolidated Statements of Cash Flows for the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019
F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Castor Maritime Inc.,
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows, for the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the three months ended December 31, 2018 and the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the period from December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the three months ended December 31, 2018 and the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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
March 31, 2020

We have served as the Company's auditor since 2017.

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2019
(Expressed in U.S. Dollars – except for share data)

		December 31,	December 31,
ASSETS	Note	2018	2019
CURRENT ASSETS:
Cash and cash equivalents		$1,887,280	$4,558,939
Accounts receivable trade		670,973	216,485
Due from related party	3	176,434	759,386
Inventories		57,530	143,534
Prepaid expenses and other current assets		55,200	375,255
Deferred charges, net	2	—	167,298
Total current assets		2,847,417	6,220,897

NON-CURRENT ASSETS:
Vessels, net	5	6,995,350	23,700,029
Restricted cash	6	—	500,000
Deferred charges, net	4	341,070	—
Total non-current assets		7,336,420	24,200,029

Total assets		$10,183,837	$30,420,926

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net	6	—	1,522,895
Accounts payable		244,371	410,592
Deferred revenue, net	2	47,708	493,015
Accrued liabilities		140,734	556,248
Total current liabilities		432,813	2,982,750

Commitments and contingencies	9

NON-CURRENT LIABILITIES:
Long-term debt, net	6	—	9,234,165
Long-term debt, related party	3,6	—	5,000,000
Total non-current liabilities		—	14,234,165

SHAREHOLDERS' EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 2,400,000 shares issued and outstanding as of December 31, 2018 and 3,318,112 issued and outstanding as of December 31, 2019	7	2,400	3,318
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	7
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares (liquidation preference of $30 per share), 480,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively	7	480	480
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively	7	12	12
Additional paid-in capital		7,612,108	12,763,403
Retained earnings		2,136,024	436,798
Total shareholders' equity		9,751,024	13,204,011

Total liabilities and shareholders' equity		$10,183,837	$30,420,926

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the period December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019

(Expressed in U.S. Dollars – except for share data)

		Period from December 13, 2016 to September 30,	Year Ended September 30,	Three Months Ended December 31,	Year Ended December 31,
	Note	2017	2018	2018	2019
REVENUES:
Vessel revenues (net of commissions to charterers of 74,271, 153,406, 43,125 and 302,556 respectively)		$2,018,061	$3,960,822	$1,111,075	$5,967,772
Total revenues		2,018,061	3,960,822	1,111,075	5,967,772

EXPENSES:
Voyage expenses (including 40,471 to related party for year ended December 31,2019)	12	(80,853)	(37,373)	(19,556)	(261,179)
Vessel operating expenses	12	(1,194,995)	(1,727,770)	(432,544)	(2,802,991)
Management fees to related party	3	(55,500)	(111,480)	(29,440)	(212,300)
Depreciation and amortization	4,5	(182,346)	(637,611)	(177,378)	(897,171)
General and administrative expenses	13
- Company administration expenses		(58,467)	(109,233)	(22,954)	(378,777)
- Public registration costs		(35,973)	(350,167)	(161,116)	(132,091)
Total expenses		(1,608,134)	(2,973,634)	(842,988)	(4,684,509)

Operating income		409,927	987,188	268,087	1,283,263

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including 162,500 to related party for year ended December 31,2019)	3,6	(532)	(3,393)	(519)	(222,163)
Interest income		—	4,243	7,985	31,589
Gain on derivative financial instruments	8	475,530	—	—	—
Foreign exchange (losses)/ gains		(7,021)	(8,539)	89	(4,540)
Other, net		740	1,439	800	—
Total other income/ (expenses), net		468,717	(6,250)	8,355	(195,114)

Net income and comprehensive income		$878,644	$980,938	$276,442	$1,088,149

Earnings/ (Loss) per common share, basic and diluted	11	$0.35	$(0.28)	$(0.30)	$0.31
Weighted average number of common shares, basic and diluted		2,400,000	2,400,000	2,400,000	2,662,383

      The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the period December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019

(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders' Equity
Balance December 13, 2016	—	—	—	—	—	—	—
- Issuance of common shares as part of exchange and shareholders' contribution (Note 7)	2,400,000	—	—	2,400	7,612,108	—	7,614,508
- Issuance of preferred shares as part of exchange (Note 7)	—	480,000	12,000	492	2,740,000	—	2,740,492
- Deemed dividend of preferred shares as part of exchange (Note 7)	—	—	—	—	(2,740,000)	—	(2,740,000)
- Net Income	—	—	—	—	—	878,644	878,644
Balance, September 30, 2017	2,400,000	480,000	12,000	$2,892	$7,612,108	$878,644	$8,493,644
- Net income	—	—	—	—	—	980,938	980,938
Balance, September 30, 2018	2,400,000	480,000	12,000	$2,892	$7,612,108	$1,859,582	$9,474,582
- Net income	—	—	—	—	—	276,442	276,442
Balance, December 31, 2018	2,400,000	480,000	12,000	2,892	7,612,108	2,136,024	9,751,024
- Issuance of common stock, net of commissions and issuance costs, pursuant to the ATM Program (Note 7)	618,112	—	—	618	2,319,083	—	2,319,701
- Issuance of common stock related to Series A Preferred Shares dividends (Note 7)	300,000	—	—	300	967,500	(967,800)	—
- Series A Preferred Shares dividend waived accounted as deemed contribution (Note 7)	—	—	—	—	3,379,589	—	3,379,589
- Series A Preferred Shares dividend waived (Note 7)	—	—	—	—	(1,560,014)	(1,819,575)	(3,379,589)
- Gain on extinguishment of preferred shares pursuant to the Series A Preferred Shares Amendment Agreement, net of expenses (Note 7)	—	—	—	—	112,637	—	112,637
- Preferred shareholders' deemed dividend pursuant to the Series A Preferred Shares Amendment Agreement (Note 7)	—	—	—	—	(130,000)	—	(130,000)
- Shareholder's deemed contribution pursuant to the $7.5 Million Bridge Loan (Note 3)	—	—	—	—	62,500	—	62,500
- Net income	—	—	—	—	—	1,088,149	1,088,149
Balance, December 31, 2019	3,318,112	480,000	12,000	3,810	12,763,403	436,798	13,204,011

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period December 13, 2016 to September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019

(Expressed in U.S. Dollars)

		Period from December 13, 2016 to September 30,	Year Ended September 30,	Three Months Ended December 31,	Year Ended December 31,
	Note	2017	2018	2018	2019
Cash Flows from Operating Activities:
Net income		$878,644	$980,938	$276,442	$1,088,149
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred dry-docking costs	4,5	182,346	637,611	177,378	897,171
Amortization of deferred finance charges		—	—	—	6,628
Amortization of other deferred charges	2	—	—	—	31,066
Deferred revenue amortization	2	—	—	—	(119,006)
Shareholders' deemed interest contribution	3	—	—	—	62,500
Changes in operating assets and liabilities:
Accounts receivable trade		(342,605)	340,152	(668,520)	454,488
Inventories		(46,586)	(14,111)	3,167	(86,004)
Due from/ to related parties		(96,264)	(166,815)	86,645	(582,952)
Prepaid expenses and other current assets		(29,060)	(15,537)	(10,603)	(320,055)
Deferred charges		—	(784,474)	—	(198,364)
Accounts payable		105,104	(71,621)	210,888	129,201
Accrued liabilities		119,170	(3,437)	25,001	384,827
Deferred revenue		—	—	47,708	564,313
Net Cash provided by Operating Activities		770,749	902,706	148,106	2,311,962

Cash flow used in Investing Activities:
Vessel acquisitions	5	(7,549,281)	—	—	(17,227,436)
Net cash used in Investing Activities		(7,549,281)	—	—	(17,227,436)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock		—	—	—	2,625,590
Common stock offering expenses paid		—	—	—	(305,889)
Proceeds from related party debt	3	—	—	—	12,500,000
Repayment of related party debt	3	—	—	—	(7,500,000)
Shareholders' contribution	7	7,615,000	—	—	—
Proceeds from long-term debt	6	—	—	—	11,000,000
Payment of deferred financing costs		—	—	—	(232,568)
Net cash provided by Financing Activities		7,615,000	—	—	18,087,133

Net increase in cash, cash equivalents, and restricted cash		836,468	902,706	148,106	3,171,659
Cash, cash equivalents and restricted cash at the beginning of the period / year		—	836,468	1,739,174	1,887,280
Cash, cash equivalents and restricted cash at the end of the period / year		$836,468	$1,739,174	$1,887,280	$5,058,939

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$836,468	$1,739,174	$1,887,280	$4,558,939
Restricted cash		—	—	—	500,000
Cash, cash equivalents, and restricted cash		836,468	1,739,174	1,887,280	5,058,939

SUPPLEMENTAL CASH FLOW INFORMATION
Deemed distribution relating to issuance of preferred shares		$2,740,000	$—	$—	$—
Shares issued in connection with the Series A Preferred Shares Settlement Agreement		—	—	—	967,800
Series A Preferred Shares dividend waived accounted as deemed contribution		—	—	—	3,379,589
Preferred shareholders' deemed contribution pursuant to the Series A Preferred Shares Amendment Agreement, net of expenses		—	—	—	112,637
Shareholder's deemed contribution pursuant to the $7.5 Million Bridge Loan		—	—	—	62,500
Unpaid vessel acquisition costs (included in Accounts payable and Accrued liabilities)		—	—	—	33,344
Unpaid deferred financing costs (included in Accounts payable)		—	—	—	17,000
Cash paid during the year for:
Interest		$—	$—	$—	$—

       The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information

Castor Maritime Inc. ("Castor") was incorporated on September 11, 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly-owned subsidiaries (collectively, the "Company").
The Company is engaged in the worldwide ocean transportation of dry bulk cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor's common shares began trading on the Norwegian OTC and on February 11, 2019, they began trading on the NASDAQ Stock Market under the ticker symbol "CTRM".
Castor is controlled by Thalassa Investment Co. S.A. ("Thalassa"), a corporation incorporated in Liberia, which as of December 31, 2019, held 33.9% of the Company's common shares and 100% of the Series B preferred shares and, accordingly, could control the outcome of matters on which shareholders are entitled to vote.  Thalassa is wholly-owned and controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.
Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands ("Pavimar", or "the Manager"), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provides technical, crew and operational management services to the Company.
On September 22, 2017, Castor entered into a share exchange agreement (the "Exchange Agreement") with the shareholders of Spetses Shipping Co. ("Spetses"), a corporation incorporated under the laws of the Marshall Islands on December 13, 2016 and the 100% owner of the Magic P, a 76,453 DWT, 2004 built, Panamax, dry-bulk carrier vessel, to acquire all of the outstanding common shares of Spetses in exchange for Castor issuing (i) 2,400,000 common shares proportionally to the then shareholders of Spetses, (ii) 12,000 Series B preferred shares to Thalassa, and (iii) 480,000  9.75% Series A cumulative redeemable perpetual preferred shares to the then shareholders of Spetses excluding Thalassa, all at par value of $0.001 (the "Series A Preferred Shares"). As the Exchange Agreement also involved the issuance of preferred shares, which were a new and additional class of shares, these have been recorded at fair value. As further discussed in Note 7, the Company recorded a deemed distribution of $2.7 million representing the fair value of the Series A Preferred Shares. The Series B preferred shares were deemed to have a fair value of zero as they have no rights to dividends, do not have redemption/call rights and do not have any redemption features or a liquidation preference. Following the completion of the exchange, Spetses became a wholly owned subsidiary of Castor. Prior to the date of the Exchange Agreement, 100% of Castor's issued and outstanding common shares were held by Thalassa, and Thalassa also held 52% of the issued and outstanding common shares of Spetses.
As the transaction involved companies under common control, the transaction was accounted at the entities' historical carrying amounts and in accordance with ASC 805-50-45 whereby the Company's consolidated financial statements present the results of operations for the period in which the transfer occurred as though the transfer of net assets and exchange of equity interests had occurred on the date Spetses was incorporated and as if Spetses was from its date of incorporation a consolidated subsidiary of the Company. Results of operations and cash flows for the period December 13, 2016 to September 30, 2017 comprise those of the previously separate entities combined from the date of their incorporation to the date the transfer was completed and those of the combined operations and cash flows from that date to September 30, 2017. Hence, the first reporting period of these consolidated financial statements was from December 13, 2016, the date Spetses was incorporated, to September 30, 2017 being the Company's first reporting period.
As of December 31, 2019, the Company was the sole owner of all outstanding shares of the following subsidiary companies:
Vessel owning subsidiaries consolidated:
Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
Spetses Shipping Co. ("Spetses")	Marshall Islands	Magic P	76,453	2004	February 2017
Bistro Maritime Co. ("Bistro")	Marshall Islands	Magic Sun	75,311	2001	September 2019
Pikachu Shipping Co. ("Pikachu")	Marshall Islands	Magic Moon	76,602	2005	October 2019

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

Change of Fiscal Year
On September 27, 2019, the Company's Board of Directors authorized a change in its fiscal year end from September 30 to December 31. This change in the Company's fiscal year end resulted in a three-month transition period from October 1, 2018 to December 31, 2018 (the "Transition Period"). On December 16, 2019, the Company filed an audited transition report on Form 20-F with the U.S. Securities and Exchange Commission for the Transition Period.
During the period ended September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019, charterers that individually accounted for more than 10% of the Company's revenues (as percentages of total revenues) were as follows:

Charterer	Period ended September 30, 2017	Year Ended September 30, 2018	Three Months Ended December 31, 2018	Year Ended December 31, 2019
A	81%	24%	100%	63%
B	16%	—%	—%	—%
C	—%	52%	—%	—%
D	—%	17%	—%	—%
E	—%	—%	—%	13%
F	—%	—%	—%	12%
G	—%	—%	—%	12%
Total	97%	93%	100%	100%

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Castor and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Castor, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 810 "Consolidation", a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and include the accounts and operating results of Castor and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
Reclassifications
The consolidated statements of comprehensive income for the period from December 13, 2016 to September 30, 2017 and the year ended September 30, 2018, have been reclassified to separately present within General and administrative expenses: Company administration expenses and Public registration costs. Management believes this reclassification provides a more comprehensive presentation of the Company's recurring administration costs and the non-recurring costs directly associated with the registration and listing of the Company's common shares on the Norwegian OTC market on December 21, 2018 and the listing of the Company's common shares on the NASDAQ Stock Market on February 11, 2019.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value and the useful life of the vessels. Actual results may differ from these estimates.
Other comprehensive income
The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity. The Company has no other comprehensive income/ (loss) items and, accordingly, comprehensive income equals net income for the periods presented.
Foreign currency translation
The Company's reporting and functional currency is the U.S. Dollar ("USD"). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the consolidated statements of comprehensive income.

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
Restricted Cash
Restricted cash may comprise of (i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Company's financing arrangements, (ii) cash deposits in so-called "retention accounts" which may only be used as per the Company's borrowing arrangements for the purpose of serving the loan installments coming due or, (iii) other cash deposits required to be retained until other specified conditions prescribed in the Company's debt agreements are met. In the event that the obligation to maintain such deposits is expected to elapse within the next operating cycle, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.
Accounts receivable trade
The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire and other potential sources of income (such as ballast bonus compensation or holds cleaning compensation) under the Company's charter contracts, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts as of the periods presented was zero.
Inventories
Inventories consist of lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method.
Vessels, net
Vessels, net are stated at cost net of accumulated depreciation. The cost of a vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its intended use which is to provide worldwide integrated transportation services. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Vessels' depreciation
Depreciation is computed using the straight line method over the estimated useful life of a vessel, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the estimated cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from their initial delivery from the shipyard through its remaining estimated useful life.
Impairment of long‑ lived assets
The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value. In this respect, management regularly reviews the carrying amount of its vessels' in connection with their estimated recoverable amount. There were no indications that the carrying value of the vessels was not recoverable as of December 31, 2018 and 2019.
Dry-docking and special survey costs
Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel's sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying consolidated statements of comprehensive income.
Revenue and expenses recognition (including Leases)
I ) Types of Contracts
The Company's revenues may be derived from time charter and spot charter contracts. The Company currently generates and has historically generated its revenues under time charter contracts. A voyage charter is a type of contract that is entered into in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo, whereas a time charter is a type of contract that is entered into for the use of such vessel as well as such vessel's operations for a specific period of time at a specified daily charter hire rate.
II) Lease Contracts
The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 "Leases" which was early adopted by the Company on October 1, 2018 and which superseded legacy leases recognition guidance under ASC 840. Upon adoption of ASC 842, the timing and recognition of income from time charter contracts to which the Company is a party, did not change from previous practice. Specific amendments to this update, provided the Company, amongst other things, with (i) an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new lease standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and (ii) a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
As a result of the foregoing:

i)
the Company elected the optional new transitional approach and the practical expedient for lessors described above which had no cumulative-effect to the October 1, 2018 opening balance of retained earnings, and

ii)
the Company has determined that the most significant non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Company further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e the vessel) rather than to the services provided under the time charter agreements.

Lease revenues are recognized on a straight line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company's Consolidated Statements of Comprehensive Income. Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers' commissions represent discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner's expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs in accordance with ASC 340-40 and amortize these over the period of the charter.

As of December 31, 2019, deferred ballast costs and related deferred ballast income related to lease contracts amounted to $112,508 and $430,994, and are presented under Deferred charges, net  (Current) and Deferred revenue, net (Current) respectively, in the accompanying consolidated balance sheet. Amortization expense related to deferred ballast costs for the year ended December 31, 2019 amounted to $31,066 and is included under Voyage expenses in the accompanying consolidated statements of comprehensive income. Amortization of deferred ballast income for the year ended December 31, 2019 amounted to $119,006 and is included under Vessel revenues in the accompanying consolidated statement of comprehensive income. The unamortized balance of deferred ballast costs of $112,508 and deferred ballast income of $430,994 as of December 31, 2019 will be amortized to the Company's earnings over the lease term of the relevant contract, expected to be concluded at the earliest in the second fiscal quarter of 2020.

III) Revenue Contracts

The Company accounts for its voyage charter contracts following the provisions of ASC 606.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The Company assessed the provisions of ASC 606 and concluded that there is one single performance obligation when accounting for its spot charters, which is to provide the charterer with an integrated transportation service within a specified period of time. In addition, the Company has concluded that spot charter contracts meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company's performance. As a result of the foregoing, voyage revenue derived from voyage charter contracts is recognized from the time when a vessel arrives at the load port until completion of cargo discharge. Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs.

Following the adoption of ASC 606 and the implementation of ASC 340-40 Other assets and deferred costs- Contracts with customers for contract costs, all voyage costs are considered contract fulfilment costs because they are directly related to the performance of the voyage contract. Those costs are expensed as incurred, with the exception of contract fulfilment costs and incremental costs of obtaining a contract incurred prior to the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company's resources by putting the Company's vessel in a location to satisfy its performance obligation under a contract. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. The Company has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period.

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
Accounting for Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade receivables, net. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities, long-term debt and amounts due to related parties. The Company is exposed to changes in the spot market rates associated with the deployment of its vessels and its objective is to manage the impact of such changes in its cash flows. In this respect, from time to time, the Company may engage in certain forward freight agreements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in earnings. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets and liabilities through earnings, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in earnings. As of December 31, 2018 and 2019, there were no open derivative instruments.

Fair value measurements

The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

Repairs and Maintenance

All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

Financing Costs

In accordance with ASU 2015-03, "Interest – Imputation of Interest", costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender's behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Company as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of comprehensive income. Any unamortized balance of costs relating to refinanced long-term debt is deferred and amortized over the term of the credit facility in the period that such refinancing occurs, subject to the provisions of the accounting guidance prescribed under 470-50, Debt—Modifications and Extinguishments.

Offering costs

Expenses directly attributable to an equity offering are deferred and presented against paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.

Earnings/ (losses) per common share

Basic earnings/(losses) per common share are computed by dividing net income available to common stockholders after subtracting the dividends accumulated for the period on cumulative preferred shares (whether or not earned), by the weighted average number of common shares outstanding during the period. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during any of the periods presented in the accompanying consolidated financial statements.

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

Recent Accounting Pronouncements – Not Yet Adopted:

ASU 2016-13: In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The adoption of this new accounting guidance is not expected to have a material effect on the Company's consolidated results of operations, financial condition or cash flows.

ASU 2018-13: In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement", which changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within that year.  Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU.  Management is currently evaluating the impact of this adoption on its consolidated financial statements and related disclosures.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties:
During the period ended September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of comprehensive income:

	Period ended September 30,	Year ended September 30,	Three months ended December 31,	Year ended December 31
	2017	2018	2018	2019
Management fees-related party
Management fees (a)	$55,500	$111,480	$29,440	$212,300

Included in Voyage expenses
Charter hire commissions (b)	$—	$—	$—	$40,471

Included in Interest and finance costs
Interest expenses (c)	$—	$—	$—	$162,500
As of December 31, 2018 and 2019, balances with related parties consisted of the following:

	December 31, 2018	December 31, 2019
Assets:
Working capital advances granted to the Manager (a)	$176,434	$759,386

Liabilities:
Related party debt (c)	$—	$5,000,000

(a)	Pavimar:

The Company's ship-owning subsidiaries have each entered into separate vessel management agreements with Pavimar, a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the management agreements, Pavimar provides the Company with a wide range of shipping services, including crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting, general administration and audit support services, in exchange for a fixed daily fee, for a period beginning upon a vessel's delivery and until the termination of the agreement. On November 13, 2017, it was agreed that the daily fixed fee of the sole vessel in our fleet at that time, this of the Magic P, was increased from $250 to $320 and such fee remained at this level until December 31, 2019. On January 1, 2020, the Company's subsidiary owning the Magic P, entered into an amendment to its' existing management agreement with Pavimar, pursuant to which, effective as of that date, the daily fee of the subject vessel was increased from $320 per day to a $500 per day, and was thus aligned with the charged daily fee of the remaining fleet.
During the period ended September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019, the Company incurred management fees under the vessel management agreements amounting to $55,500, $111,480, $29,440 and $212,300, respectively, which are separately reflected in the accompanying consolidated statements of comprehensive income.
In addition, each month the Manager makes payments for operating expenses with funds provided by the Company. As of December 31, 2018 and 2019, amounts of $176,434 and $759,386, respectively, were due from the Manager in relation to these working capital advances granted to it.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3. Transactions with Related Parties (continued):
(b) Alexandria Enterprises S.A:
The Company uses on a non-recurring basis the commercial services of Alexandria Enterprises S.A., ("Alexandria") an entity controlled by a family member of the Company's Chairman, Chief Executive Officer and Chief Financial Officer. In exchange for these services, Alexandria charges the Company a commission rate equal to 1.25% of the gross charter hire, freight and the ballast bonus earned under a charter agreement.

During the period ended September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019, commissions charged by Alexandria amounted to $0, $0, $0 and $40,471, respectively, and are included in Voyage expenses in the accompanying consolidated statements of comprehensive income. As of December 31, 2018 and 2019, no amounts were due to Alexandria.
(c) Thalassa:

$5.0 Million Term Loan Facility
On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the M/V Magic Sun (the "$5.0 Million Term Loan Facility") (Note 5). The Company drew down the entire loan amount on September 3, 2019.  The $5.0 Million Term Loan Facility bears a fixed interest rate of 6% per annum and has a bullet repayment on March 3, 2021, a date which is eighteen (18) months after the drawdown date. The $5.0 Million Term Loan Facility may be prepaid in whole or in part at any time prior to its maturity, at the Company's option. As of December 31, 2019, no amounts were prepaid under the $5.0 Million Term Loan Facility.
The $5.0 Million Term Loan Facility contains event of default provisions and covenants customary for unsecured facilities of this type, including, but not limited to, failure to pay, bankruptcy and insolvency, material litigation, change of business, as further set forth in the provisions of the $5.0 Million Term Loan Facility. The $5.0 Million Term Loan Facility does not impose any financial covenant requirements or other minimum liquidity restrictions on the Company.
During the year ended December 31, 2019, the Company incurred interest costs in connection with the $5.0 Million Term Loan Facility amounting to $100,000, which are in included in Interest and finance costs in the accompanying consolidated statements of comprehensive income.
$7.5 Million Term Loan Facility
On October 17, 2019, Thalassa provided an additional $7.5 million interest free unsecured bridge financing to the Company (the "$7.5 Million Bridge Loan"). The $7.5 Million Bridge Loan proceeds were used to partly finance the acquisition of the Magic Moon which took place on October 20, 2019 (Note 5). The $7.5 Million Shareholder Bridge Loan, which had a bullet maturity on December 31, 2019, allowed the Company to timely partly finance the Magic Moon acquisition while the Company assessed other financing options for its Fleet. On December 6, 2019, the Company repaid the $7.5 Million Bridge Loan in full using a part of the net proceeds received under an $11.0 Senior Secured Term Loan Facility with Alpha Bank S.A., or the $11.0 Million Alpha Bank Financing, which the Company entered into on November 22, 2019, further discussed in Note 6 below.
In connection with its interest free $7.5 Million Shareholder Bridge Loan, the Company recognized in the year ended December 31, 2019, interest costs amounting to $62,500, which are treated as a deemed contribution by its controlling shareholder and CEO.  Such costs are included in Interest and finance costs in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.	Deferred charges, net:

The movement in the deferred dry-docking costs, net in the accompanying consolidated balance sheets, is as follows:

Dry-docking costs
Balance September 30, 2017	$—
Additions	784,474
Amortization	(341,080)
Balance September 30, 2018	$443,394
Amortization	(102,324)
Balance December 31, 2018	$341,070
Amortization	(341,070)
Balance December 31, 2019	$—

On October 27, 2017, the Magic P commenced its scheduled dry-dock which was completed on November 25, 2017. In accordance with the Company's policy, such costs are deferred and amortized on a straight-line basis over the period until the vessel's upcoming dry-dock. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income.
5.	Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance September 30, 2017	$7,549,281	$(182,346)	$7,366,935
—Yearly depreciation	—	(296,531)	(296,531)
Balance September 30, 2018	$7,549,281	$(478,877)	$7,070,404
—Period depreciation	—	(75,054)	(75,054)
Balance December 31, 2018	$7,549,281	$(553,931)	$6,995,350
— Addition to fleet vessels	17,260,780	—	17,260,780
—Yearly depreciation	—	(556,101)	(556,101)
Balance December 31, 2019	$24,810,061	$(1,110,032)	$23,700,029
Vessel Acquisitions:
Acquisition of the M/V Magic Sun
On July 25, 2019, the Company entered into an agreement with an unaffiliated third party for the purchase of one second hand vessel, the Magic Sun, for gross cash consideration of $6.7 million. The Company took delivery of the Magic Sun on September 5, 2019. The Magic Sun acquisition was financed using a portion of Castor's then existing cash and the proceeds drawn under the $5.0 Million Term Loan Facility.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net (continued):
Acquisition of the M/V Magic Moon
On October 14, 2019, the Company entered into a purchase agreement with an entity in which an immediate family member of Petros Panagiotidis had a minority interest, for the acquisition of a 2005 Japan built Panamax dry bulk carrier at a gross purchase price of $10.2 million. On October 20, 2019, the Company took delivery of the Magic Moon. The Magic Moon acquisition was financed using a combination of cash on hand, the net proceeds raised under the Company's ATM Program, discussed in Note 7 below, and the proceeds from the $7.5 Million Bridge Loan.
As of December 31, 2019, the Magic P and the Magic Moon with an aggregate carrying value of $16,856,562 were first priority mortgaged as collateral to secure the $11.0 Million Alpha Bank Financing further discussed in Note 6.
6. Long-Term Debt:
The amount of long-term debt (including related party debt discussed under Note 3) shown in the accompanying consolidated balance sheet of December 31, 2019, is analyzed as follows:
		Year Ended
Debt instruments	Borrowers- Issuers	December 31, 2018	December 31, 2019
$11.0 Million Alpha Bank Financing (a)	Spetses- Pikachu	—	11,000,000
Total long-term debt		$—	$11,000,000
Less: Deferred financing costs		—	(242,940)
Total long-term debt, net of deferred finance costs		$—	10,757,060

Presented:
Current portion of long-term debt		$—	$1,600,000
Less: Current portion of deferred finance costs		—	(77,105)
Current portion of long-term debt, net of deferred finance costs		$—	$1,522,895

Non-Current portion of long-term debt		—	9,400,000
Less: Non-Current portion of deferred finance costs		—	(165,835)
Non-Current portion of long-term debt, net of deferred finance costs		$—	$9,234,165

Debt instruments from related party
$5.0 Million Term Loan Facility (Note 3(c))		—	5,000,000
Total long-term debt from related party		$—	$5,000,000
a.	$11.0 Million Alpha Bank Financing:
On November 22, 2019, the Company, through two of its wholly-owned subsidiaries owning the Magic P and the Magic Moon (the "Borrowers"), entered into the $11.0 Million Alpha Bank Financing. The facility was drawn down on December 2, 2019. The $11.0 Million Alpha Bank Financing has a term of five years from the drawdown date, bears interest at a margin over LIBOR per annum and will be repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment payable at maturity, on December 2, 2024. The facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels' owning subsidiaries, manager's undertakings and is guaranteed by Castor.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):
The $11.0 Million Alpha Bank Financing net proceeds were partly used by the Company in order to repay the $7.5 Million Bridge Loan on December 6, 2019, whereas, the remainder of the proceeds are expected to be used for general corporate purposes.

The $11.0 Million Alpha Bank Financing contains certain customary minimum liquidity restrictions and financial covenants that require the Borrowers to:
•	maintain minimum free liquidity of at least $250,000 per collateralized vessel ("the Minimum Liquidity Deposit"); and
•
meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the Minimum Liquidity Deposit to the aggregate principal amounts due under the $11.0 Million Alpha Bank Financing;

As of December 31, 2019, the Company was in compliance with all financial covenants prescribed in the $11.0 Million Alpha Bank Financing.
The annual principal payments for the Company's outstanding debt arrangements as of December 31, 2019 (including related party debt discussed under Note 3), required to be made after the balance sheet date, are as follows:
Year ending December 31,	Amount
2020	$1,600,000
2021	6,600,000
2022	1,600,000
2023	1,600,000
2024	4,600,000
Total long-term debt (including related party debt)	$16,000,000

The weighted average interest rate on the Company's long-term debt for the year ended December 31, 2019 was 5.8%.

Total interest incurred on long-term debt for the year ended December 31, 2019, amounted to $210,085 and is included in Interest and finance costs in the accompanying consolidated statements of comprehensive income.
7. Equity Capital Structure:
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

Furthermore, the Company determined the fair value of the 9.75% Series A cumulative redeemable perpetual preferred shares to be $2,740,000 as of September 22, 2017, the date of their issuance, and reflected the amount within Additional paid-in capital. The fair value of these shares was determined using the income approach and was based on Level 3 hierarchical data. In the application of the income approach, a discounted cash flow method, or DCF, was utilized.
(a)	Common Shares:
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, common shareholders are entitled to receive

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7. Equity Capital Structure (continued):
ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Upon the Company's dissolution or liquidation or the sale of all or substantially all of its assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, the common shareholders are entitled to receive pro rata the remaining assets available for distribution. Common shareholders do not have conversion, redemption or preemptive rights to subscribe to any of the Company's securities. The rights, preferences and privileges of common shareholders are subject to the rights of the holders of any preferred shares, which the Company has or may issue in the future.
At-the-market common stock offering:
On June 28, 2019, the Company, entered into an equity distribution agreement, or as commonly referred to, an at-the-market offering, with Maxim Group LLC ("Maxim"), under which the Company may sell an aggregate offering price of up to $10,000,000 of its common stock with Maxim acting as a sales agent over a minimum period of 12 months (the "ATM Program"). No warrants, derivatives, or other share classes were associated with this transaction. As of December 31, 2019, the Company received $2,625,590 gross proceeds under the ATM Program by issuing 618,112 common shares, whereas, the net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses, amounted to $2,319,701.
(b)	Preferred Shares:

The table below presents a summary of all series of preferred shares outstanding as of December 31, 2018 and 2019:
Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)		Par Value	Dividend Rate	Carrying Value December 31, 2018	Carrying Value December 31, 2019
Series A	9.75% Cumulative Perpetual Redeemable	09/22/17	480,000	$25 / $30	(1)	$480	Effective January 1, 2022- 9.75% per annum of the Cashless Redemption Price ($25) per share	$2,740,480	$2,627,843
Series B	n/a	09/22/17	12,000	-		$12	n/a	$12	$12
Total			492,000			$492		$2,740,492	$2,627,855

(1)
The Series A Preferred Shares from their original issue date and up to the Series A Amended SOD date had a liquidation preference of $25 per share. Following the Series A Amended SOD, the liquidation preference on the Series A Preferred Shares increased from $25 to $30 per share.

Series A Preferred Shares amendment and accumulated dividends settlement:

On October 10, 2019, the Company reached an agreement with the holders of its Series A Preferred Shares to settle in full all accumulated dividend obligations on the Series A Preferred Shares (the "Series A Dividends Settlement Agreement") and to simultaneously adopt an Amended and Restated Statements of Designations of its Series A Preferred Shares (the  "Series A Amended SOD"). Pursuant to the Series A Dividends Settlement Agreement, the Series A Preferred holders agreed to forgive the Company's obligations related to all due and overdue accumulated dividends on the Series A Preferred shares during the period from their original issue date up to and including June 30, 2019, amounting to $4.3 million, and to receive, in settlement thereof, 300,000 newly issued common shares, the fair value of which as of the settlement date amounted to $967,800 and was determined through Level 1 input data of the fair value hierarchy, i.e. the common share closing market price at the date of issuance (the "Settlement Shares"). The dividends waived amounted to $3,379,589 and an amount of $1,819,575 was charged against retained earnings and an amount of $1,560,014 in the absence of retained earnings, charged against paid-in-capital. The Settlement Shares were issued to the Series A Preferred holders on October 17, 2019.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7. Equity Capital Structure (continued):
In addition, in accordance with the terms of the Series A Amended SOD, the Company and the Series A Preferred holders mutually agreed to:
i)	waive all dividend payment obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021;
ii)
reduce the previous progressively increasing dividend payment default rate that was 1.30 times the rate payable on the Series A Preferred Shares on the date preceding such payment to a fixed dividend payment default rate that is 1.30 times the base dividend payment rate;

iii)
increase the redemption price of the Series A Preferred Shares to $30 from $25 per share in case that the Company exercises its current option to redeem the Series A Preferred Shares, in whole or in part, with cash; and

iv)	increase the liquidation preference from $25 to $30 per Series A Preferred Share.

As a result of the foregoing, dividends on the Series A Preferred Shares neither accrue nor accumulate during the period from July 1, 2019 until December 31, 2021 and the Company does not have any dividend priority restrictions to holders of its common shares during this period.

The Company has accounted for the amendment to the rights, preferences and privileges of the Series A Preferred Shares, in accordance with FASB ASC Topic 260-10-S99-2, as an extinguishment of the original preferred shares and the issuance of new preferred shares due to the significance of the modifications to the substantive contractual terms of the preferred shares and the associated fundamental changes to the nature of the preferred shares, which, as discussed above, included the forfeiture of accrued dividends on the Series A Preferred Shares up to and including June 30, 2019 and the issuance of 300,000 common shares in settlement thereof. Accordingly, upon extinguishment, the Company recorded a net gain of $112,637 on the Series A Preferred Shares within shareholders' equity equal to the difference between the fair value of the new shares of preferred shares issued and the carrying amount of the old shares of preferred shares extinguished. The Company allocated the entire net gain on extinguishment of the Series A Preferred Shares to Additional paid-in capital. The net gain on extinguishment is reflected in the calculation of net income available to common stockholders in accordance with FASB ASC Topic 260, Earnings per Share. The non-recurring fair value of the new Series A Preferred Shares was based on Level 3 hierarchical data using the income approach, which was based on projected cash flows discounted to their present value using a discount rate that considers the timing and risk of the forecasted cash flows. The discount rate used was 16.6% and was based on the average estimated value of a market participant's cost of capital and debt, derived using customary market metrics and is considered an unobservable significant input.

The accumulated, but not declared, due and overdue dividends on the Series A Preferred Shares as of December 31, 2018 and 2019, amounted to $2,668,770 and $0, respectively.

Description of Series A Preferred Shares following the Series A Amended SOD:

Dividends on Series A Preferred Shares will be cumulative from January 1, 2022 (or, for any newly issued and outstanding shares, from the dividend payment date immediately preceding the issuance date of such stock and, for shares issued on or before June 14, 2022, then January 1, 2022) and payable on each dividend payment date, which will be each June 15 and December 15, commencing on June 15, 2022, when, as and if declared by Company's Board of Directors out of legally available funds for such purpose. Dividends on the Series A Preferred Shares will accrue at a rate of 9.75% per annum per Series A Preferred Share having a value of $25 per share. In the event that any semi-annual dividend payable on the Series A Preferred Shares is in arrears, the dividend rate payable on the Series A Preferred Shares shall be increased a single time to a rate of 1.30 times of the dividend rate for each Series A Preferred Share having a value of $25.00 per share until the dividend payment default is cured.

The Series A Preferred Shares rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company's affairs, senior to the common shares and the Series B Preferred Shares.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure (continued):

The Series A Preferred Shares do not have a mandatory redemption feature. The Company has the right to redeem the Series A Preferred Shares, in whole or from time to time in part, from any funds available for such purpose, on a date set by the Company. If the Company redeems Series A Preferred Shares with cash then each share of Series A Preferred Shares shall have a value of $30.00 per share, or the Cash Redemption Price. If paid in common shares or a Note, then each Series A Preferred Share shall have a value of $25.00 per share, or the Cashless Redemption Price.  If paid in common shares, the value of the common shares will be 90% of the lowest daily volume weighted average price on any trading day during the 5-consecutive trading day period ending and including the trading day immediately prior to the date of the applicable Redemption Date.
Description of Series B Preferred Shares:

The Series B Preferred Shares have the following characteristics: (i) the Series B Preferred Shares are not convertible into common shares, (ii) each Series B Preferred Share has the voting power of 100,000 common shares and shall count for 100,000 votes for purposes of determining quorum at a meeting of shareholders, (iii) the Series B Preferred Shares have no dividend or distribution rights and (iv) upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as the common shares.

Adoption of a shareholder rights plan: On November 21, 2017, the Company declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of November 20, 2017, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. In connection with the Stockholders Rights Agreement, the Company designated 1,000,000 shares as Series C Participating Preferred Shares, none of which are outstanding as of December 31, 2018.
8. Financial Instruments and Fair Value Disclosures:
The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable and long-term debt (including related party debt).
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
●
Cash and cash equivalents, restricted cash, trade accounts receivable, amounts due from related party and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets.

●
Long-term debt: The $11.0 Million Alpha Bank Financing discussed in Note 6, has a recorded value which is a reasonable estimate of its fair value due to its variable interest rate and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The fair value of the fixed interest bearing $5.0 Million Term Loan Facility, discussed in Note 3, determined through Level 2 inputs of the fair value hierarchy (quoted prices for identical or similar assets and liabilities in markets that are not active), approximates its recorded value as of December 31, 2019.

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

8. Financial Instruments and Fair Value Disclosures (continued):
The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.

Derivative financial instruments: The Company is exposed to changes in the spot market rates associated with the deployment of its vessels and its objective is to manage the impact of such changes in its earnings and cash flows. In this respect, during the period from December 13, 2016 to September 30, 2017, the Company engaged in a series of forward freight agreements (FFAs) to manage its exposure to spot market rate fluctuations. The FFAs which had not been renewed upon maturity, were used as economic hedge agreements and did not meet hedge accounting criteria, therefore, changes in their fair value were recorded in earnings. During the period from December 13, 2016 to September 30, 2017, the Company realized a gain of $475,530 which is separately reflected as "Gain on derivative financial instruments" in the accompanying consolidated statements of comprehensive income. As of December 31, 2019 and 2018, the Company did not have any derivative instruments in place to manage such fluctuations.
9. Commitments and contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
(a)	Commitments under Contracts for BWMS Installation

On November 15, 2018, the Company entered into contracts to purchase and install ballast water management systems ("BWMS") on its dry bulk carriers, as amended on October 20, 2019, following the acquisition of the Magic Sun and the Magic Moon. The Company expects that the BWMS installation on its vessels will be completed during the vessels' upcoming dry-docking in 2020 and estimates that the contractual obligations related to these purchases, excluding installation costs, will be approximately €0.7 million (or $0.8 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1213 as of December 31, 2019). These costs will be capitalized and depreciated over the remainder of the life of each vessel. As of December 31, 2019, the Company had advanced $182,627 in connection with the subject orders which are included in Prepaid expenses and other current assets in the accompanying consolidated balance sheet.

(b)	Commitments under long-term lease contracts

During the year ended December 31, 2019, the Company reported lease income (gross of charterers' commissions amounting to $302,556, which excludes the non-cash effect of amortization of deferred ballast revenue amounting to $119,006) of $6.2 million. The Company's future minimum contracted lease payments (gross of charterers' commissions), based on vessels' commitment to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2019, was $4.2 million, all due within the next 12 months. This amount does not include any assumed off-hire days.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

10. Income Taxes:
Castor and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Castor's ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income. The Company and its subsidiaries were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.

11. Earnings / (Loss) Per Share:
The computation of earnings per share for the period December 13, 2016 to September 30, 2017 gives retroactive effect to the 2,400,000 common shares issued under the Exchange Agreement (refer to Note 1).

The Company calculates earnings/ (loss) per share by dividing net income/ (loss) available to common stockholders in each period by the weighted-average number of common shares outstanding during that period, after adjusting for the effect of cumulative dividends on the Series A Preferred Shares, whether or not earned, and only at periods when dividends on the Series A Preferred Shares are contractually allowed to accumulate.

Diluted earnings per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional share that would then share in the Company's net income. The Company had no dilutive instruments in the period ended September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019.

The components of the calculation of basic and diluted earnings per share in each of the periods comprising the accompanying consolidated statements of comprehensive income are as follows:

	Period ended September 30,	Year ended September 30,	Three months ended December 31,	Year ended December 31,
	2017	2018	2018	2019
Net income and comprehensive income	$878,644	$980,938	$276,442	$1,088,149
Less: Cumulative dividends on Series A Preferred Shares	(29,250)	(1,646,775)	(992,745)	(372,022)
Plus: Gain on extinguishment of preferred shares pursuant to the Series A Preferred Shares Amendment Agreement, net of expenses	—	—	—	112,637
Net income/ (loss) and comprehensive income/ (loss) available to common shareholders	849,394	(665,837)	(716,303)	828,764
Weighted average number of common shares outstanding, basic and diluted	2,400,000	2,400,000	2,400,000	2,662,383
Earnings/ (Loss) per common share, basic and diluted	$0.35	$(0.28)	$(0.30)	$0.31

As already discussed under Note 7, the Company, on October 10, 2019, reached the Series A Dividends Settlement Agreement with the holders of the Series A Preferred Shares, pursuant to which all due and overdue accumulated dividends on the Series A Preferred shares from their issuance date and up to and including June 30, 2019, in the amount of $4.3 million, were forgiven, whereby, the Series A Preferred holders received in settlement thereof, the Settlement Shares.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11. Earnings / (Loss) Per Share (continued):
The Company considered the guidance under FASB ASC Topic 260 in its earnings per common share computation for the year ended December 31, 2019, pursuant to which, the excess of the fair value of the consideration transferred to the holders of the preferred shares over the carrying amount of the preferred shares in the registrant's balance sheet should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. Accordingly, the Company (i) subtracted from net income the residual of the fair value of the common stock (based on price at declaration date) distributed from January 1, 2019 until June 30, 2019, over the accumulated dividends on the Series A Preferred Shares during that period, and (ii) added to net income, as deemed contribution from the Series A Preferred holders, the difference of the (1) the fair value of the Series A Preferred Shares after the amendment and (2) the carrying amount of the preferred shares immediately before the amendment, to arrive at income available to common shareholders.

12. Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:
	Period ended September 30,	Year ended September 30,	Three months ended December 31,	Year ended December 31,
Vessel Operating Expenses	2017	2018	2018	2019
Crew & crew related costs	609,549	983,985	239,610	1,396,477
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	323,322	415,306	124,354	868,915
Lubricants	104,410	95,835	19,750	153,969
Insurances	75,321	133,090	31,869	189,781
Tonnage taxes	33,429	40,345	8,583	50,553
Other	48,964	59,209	8,378	143,296
Total Vessel operating expenses	$1,194,995	$1,727,770	$432,544	$2,802,991

	Period ended September 30,	Year ended September 30,	Three months ended December 31,	Year ended December 31,
Voyage expenses	2017	2018	2018	2019
Brokerage commissions	51,735	90,194	14,375	87,179
Port & other expenses	59,287	57,042	5,181	46,100
Loss/(Gain) on bunkers	(30,169)	(109,863)	—	127,900
Total voyage expenses	$80,853	$37,373	$19,556	$261,179

13. General and Administrative Expenses:
General and administrative expenses include public registration costs and costs in relation to the administration of the Company.
Company Administration Expenses: Company administration expenses for the period ended September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019, amounted to $58,467, $109,233, $22,954 and $378,777, respectively. Company administration expenses include audit fees, Chief Executive Officer and Chief Financial Officer compensation and other professional fees and expenses and are analyzed as follows:

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13. General and Administrative Expenses (continued):
	Period ended September 30,	Year ended September 30,	Three months ended December 31,	Year ended December 31,
	2017	2018	2018	2019
Audit fees	$49,500	$91,700	$20,000	$119,535
Chief Executive and Chief Financial Officer compensation	6,600	12,000	3,000	12,000
Other professional fees	2,367	5,533	(46)	247,242
Total	$58,467	$109,233	$22,954	$378,777

Public Registration Costs: During the period ended September 30, 2017, the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019, the Company incurred public registration costs of $35,973, $350,167, $161,116 and $132,091 respectively. Public registration costs relate to the costs incurred by the Company in connection with the Company's registration and listing of its 2,400,000 issued and outstanding common shares on the Norwegian OTC on December 21, 2018 and the NASDAQ Stock Market on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.         Selected Condensed Financial Data for the Three Months Ended December 31, 2017 (continued):
Balance Sheet Data	December 31,
2017
Cash and cash equivalents	$486,670
Vessel, net	7,293,118
Working Capital (1)	202,300
Other non-current assets	750,366
Total Assets	9,215,971
Retained Earnings	630,784
Total shareholders' equity	8,245,784

(1)	The Company defines working capital as current assets less current liabilities.
15.         Subsequent Events:
(a)     $4.5 Million Senior Secured Term Loan: On January 23, 2020, the Company entered into a $4.5 million secured term loan facility with Chailease International Financial Services Co., Ltd., through one of the Company's ship-owning subsidiaries (the "M/V Magic Sun Financing"). The loan was drawn down on January 31, 2020, is repayable in 20 equal quarterly instalments plus a balloon instalment payable at maturity and bears interest at 4.50% plus LIBOR per annum. The facility contains a standard security package including a first preferred mortgage on the vessel, pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel's earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower, and is guaranteed by Castor and Pavimar. Pursuant to the terms of the Magic Sun Financing, the Company is also subject to a certain minimum liquidity restriction requiring the Borrower to maintain a certain credit balance with the lender as well as certain customary, for this type of facilities, negative covenants. The Company intends to use the net proceeds received under the Magic Sun Financing for general corporate purposes.

(b)    $5.0 Million Convertible Debentures: On January 27, 2020, the Company entered into a securities purchase agreement with an institutional investor (the "Investor"), pursuant to which the Company agreed to sell and the Investor agreed to purchase up to three convertible debentures (individually, a "Convertible Debenture" and collectively, the "$5.0 Million Convertible Debentures") for a maximum aggregate price of $5.0 million. On January 27, 2020, February 10, 2020 and February 19, 2020, the Company issued and sold to the Investor the three Convertible Debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively. The $5.0 Million Convertible Debentures mature 12 months from their issuance dates, bear fixed interest of 6%, and are convertible at the Investor's option, at any time after issuance, into common shares of the Company at the lower of (i) a price of $2.25 per common share (the "Fixed Conversion Price") or (ii) 90% of the lowest daily volume weighted average price of the common stock during the 10 trading days prior to the conversion date (the "Market Conversion Price"). Additionally, Castor, in its sole discretion, may, at any time prior to the Maturity Date, redeem, in part or in whole, with cash the outstanding interest and principal under the $5.0 Million Convertible Debentures, subject to certain conditions prescribed in the agreement being met. The Company intends to use the net proceeds from this financing transaction for working capital and other general corporate purposes. As of March 30, 2020, a total number of 3,500,785 new shares were issued in the name of the Investor, thereby converting a total amount of $2,332,991 of principal and interest due under the $5.0 Million Convertible Debentures into common shares.

(c)    Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic as this virus has spread globally and continues to spread globally. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be reasonably predicted, including new information which may emerge concerning the severity and geographic reach of the coronavirus and the effectiveness of actions to contain the coronavirus or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.