Form 20-F
period 2020-12-31
Castor Maritime Inc.
filed 2021-03-30
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Phone number: + 357 25 357 767
Fax Number: +357 25 357 796

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
Indicate the number of outstanding shares of each of the issuer's classes of share capital as of the close of the period covered by the annual report:
As of December 31, 2020, there were outstanding 131,212,376 common shares of the Registrant, $0.001 par value per share.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes	☐No
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
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
☐ Yes	☐ No

TABLE OF CONTENTS
PAGE

PART I	1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3. KEY INFORMATION	1
ITEM 4. INFORMATION ON THE COMPANY	38
ITEM 4A. UNRESOLVED STAFF COMMENTS	55
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	55
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	71
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	73
ITEM 8. FINANCIAL INFORMATION	75
ITEM 9. THE OFFER AND LISTING	76
ITEM 10. ADDITIONAL INFORMATION	76
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	95
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95
PART II	96
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	96
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	96
ITEM 15. CONTROLS AND PROCEDURES	96
ITEM 16. RESERVED	98
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	98
ITEM 16B. CODE OF ETHICS	98
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	97
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	99
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	99
ITEM 16F. CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.	99
ITEM 16G. CORPORATE GOVERNANCE	99
ITEM 16H. MINE SAFETY DISCLOSURE	100
PART III	100
ITEM 17. FINANCIAL STATEMENTS	100
ITEM 18. FINANCIAL STATEMENTS	100
ITEM 19. EXHIBITS	100

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
In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:
•	dry bulk and tanker market trends, including fluctuations in charter rates, factors affecting supply and demand, and opportunities for the profitable operations of dry bulk and tanker carriers;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•	our continued ability to enter into time or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of the existing charters;
•	changes in our operating expenses, including bunker prices, dry-docking and insurance costs;
•
our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry-docking, surveys, upgrades and insurance costs;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions as planned;
•	our ability to realize the expected benefits from our vessel acquisitions;
ii

•	vessel breakdowns and instances of off-hire;
•	potential conflicts of interest involving members of our Board of Directors, or the Board, and senior management;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	potential exposure or loss from investment in derivative instruments (if any);
•	changes in supply and demand in the dry bulk and tanker shipping industry, including the market for our vessels and the number of newbuildings under construction;
•
the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("COVID-19") and its impact on the demand for seaborne transportation in the dry bulk and tanker sector;

•	the strength of world economies;
•	stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	changes in seaborne and other transportation;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	general domestic and international political conditions or events, including "trade wars";
•	potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists;
•	our business strategy and other plans and objectives for future operations;
•	future sales of our securities in the public market;
•	the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;
•	the impact of adverse weather and natural disasters;
•	the impact of public health threats and outbreaks of other highly communicable diseases; and
•	other factors detailed in this annual report and from time to time in our periodic reports.
Any forward-looking statements contained herein are made only as of the date of this annual report, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See the section entitled "Item 3. Key Information—D. Risk Factors" of this annual report on Form 20-F for the year ended December 31, 2020 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

iii

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
Unless the context otherwise requires, as used in this annual report, the terms "Company", "we", "us", and "our" refer to Castor Maritime Inc. and all of its subsidiaries, and "Castor Maritime Inc." refers only to Castor Maritime Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
A.	Selected Financial Data
The selected consolidated financial and operational data set forth below should be read in conjunction with our audited consolidated financial statements and related notes included in "Item 18. Financial Statements" herein, and together with "Item 5. Operating and Financial review and Prospects". The selected statement of operations data for the years ended December 31, 2020 and 2019, the three-month transition period ended December 31, 2018, the year ended September 30, 2018 and the period ended September 30, 2017 and the selected balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2018 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019. The selected balance sheet data as of September 30, 2018 and 2017 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended September 30, 2018.
In U.S. dollars, except for share data	Period from December 13, 2016 to September 30, 2017	Year ended September 30, 2018	Three-months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
SELECTED STATEMENT OF OPERATIONS DATA
Vessel revenues, net	2,018,061	3,960,822	1,111,075	5,967,772	12,487,692
Voyage expenses – including related parties	(80,853)	(37,373)	(19,556)	(261,179)	(584,705)
Vessel operating expenses	(1,194,995)	(1,727,770)	(432,544)	(2,802,991)	(7,447,439)
General and administrative expenses
- Company administration expenses (including related party)	(58,467)	(109,233)	(22,954)	(378,777)	(1,130,953)
- Public registration costs	(35,973)	(350,167)	(161,116)	(132,091)	-
Depreciation & amortization	(182,346)	(637,611)	(177,378)	(897,171)	(1,904,963)
Provision for doubtful debt	-	-	-	-	(37,103)
Management fees, related parties	(55,500)	(111,480)	(29,440)	(212,300)	(930,500)
Operating Income	$409,927	$987,188	$268,087	$1,283,263	$452,029

Interest and finance costs – including related party	(532)	(3,393)	(519)	(222,163)	(2,189,577)
Interest income	-	4,243	7,985	31,589	34,976
Gain on derivative financial instruments	475,530	-	-	-	-
Foreign exchange (losses)/gains	(7,021)	(8,539)	89	(4,540)	(29,321)
Other, net	740	1,439	800	-	-
Total other income/(expenses), net	468,717	(6,250)	8,355	(195,114)	(2,183,922)
US Source Income Taxes	-	-	-	-	(21,640)
Net income/(loss)	$878,644	$980,938	$276,442	$1,088,149	$(1,753,533)

EARNINGS/(LOSS) PER COMMON SHARE, basic & diluted	$0.35	$(0.28)	$(0.30)	$0.31	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	2,400,000	2,400,000	2,400,000	2,662,383	67,735,195

CASH FLOW DATA:
Net Cash Provided by/ (Used in) Operating Activities	$770,749	$902,706	$148,106	$2,311,962	$(2,343,809)
Net Cash Used in Investing Activities	(7,549,281)	-	-	(17,227,436)	(35,472,173)
Net Cash Provided by Financing Activities	7,615,000	-	-	18,087,133	42,183,946

SELECTED BALANCE SHEET DATA (as of period/year):	September 30, 2017	September 30, 2018	December 31, 2018	December 31, 2019	December 31, 2020
Total current assets	$1,350,983	$2,110,000	$2,847,417	$6,220,897	$13,564,154
Vessel(s), net	7,366,935	7,070,404	6,995,350	23,700,029	58,045,628
Total assets	8,717,918	9,623,798	10,183,837	30,420,926	74,371,355
Total current liabilities	224,274	149,216	432,813	2,982,750	10,903,907
Total long-term debt, including current portion and related party debt, net of unamortized deferred financing fees	-	-	-	15,757,060	18,185,866
Common stock	2,400	2,400	2,400	3,318	131,212
Total shareholders' equity	8,493,644	9,474,582	9,751,024	13,204,011	52,383,619
Shares issued and outstanding	2,400,000	2,400,000	2,400,000	3,318,112	131,212,376

FLEET PERFORMANCE DATA:	Period from December 13, 2016 to September 30, 2017	Year ended September 30, 2018	Three-months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Number of vessels at the end of the year	1	1	1	3	6
Available days (1)	216	336	92	545	1,219
Ownership days (2)	222	365	92	556	1,405
Fleet utilization (3)	97%	92%	100%	98%	87%

OTHER OPERATIONAL METRICS:
Daily time charter equivalent (or TCE) (4)	$8,969	$11,677	$11,864	$10,471	$9,765
EBITDA (4)	$1,061,522	$1,617,699	$446,354	$2,175,894	$2,327,671
___________________________
(1) Available days are the Ownership days after subtracting off-hire days associated with major scheduled repairs, vessel upgrades and dry-dockings or special or intermediate surveys and major unscheduled repair and positioning days (which do not include ballast voyage days for which compensation has been received by the Company). The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available days may not be comparable to that reported by other companies.
(2) Ownership days are the total number of calendar days in a period during which we owned our fleet, or our Fleet.
(3) We calculate fleet utilization by dividing the number of our Available days during a period by the number of our Ownership days during that period.

(4) Non-GAAP Financial Information

Time Charter Equivalent ("TCE") Rate. TCE rate, is a measure of the average daily revenue performance of a vessel and is calculated by dividing total revenues (time charter and/or voyage revenues, net of charterers' commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):
(In U.S. dollars, except for Available days)	For the period ended September 30, 2017	Year ended September 30, 2018	Three Months Ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Vessel revenues, net	$2,018,061	$3,960,822	$1,111,075	$5,967,772	$12,487,692
Voyage expenses	(80,853)	(37,373)	(19,556)	(261,179)	(584,705)
Time charter equivalent revenues	1,937,208	3,923,449	1,091,519	5,706, 593	11,902,987
Available days	216	336	92	545	1,219
Time charter equivalent (TCE) rate	$8,969	$11,677	$11,864	$10,471	$9,765

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income/(loss), taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income/(Loss) to EBITDA
	Period ended September 30,	Year ended September 30,	Three Months Ended December 31,	Year ended December 31,	Year ended December 31, 2020
(In U.S. Dollars)	2017	2018	2018	2019	2020
Net Income/(Loss)	$878,644	$980,938	$276,442	$1,088,149	$(1,753,533)
Depreciation and amortization	182,346	637,611	177,378	897,171	1,904,963
Interest and finance costs, net	532	(850)	(7,466)	190,574	2,154,601
US Source Income Taxes	-	-	-	-	21,640
EBITDA	$1,061,522	$1,617,699	$446,354	$2,175,894	$2,327,671

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
   Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends, as and if declared, or the trading price of our common stock.
Summary of Risk Factors
•
Charter hire rates for dry bulk and tanker vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenues and our profitability.

•	Global economic conditions may continue to negatively impact the dry bulk and tanker sectors of the shipping industry.
•	The Company is exposed to fluctuating prices of oil and decreased demand for oil and petroleum products.
•	The operation of tankers has unique operational risks associated with the transportation of oil.
•
Seasonal fluctuations in the tanker and dry bulk industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

•	A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
•	Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.
•	The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
•
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
•	A cyber-attack could materially disrupt our business.
•	Major outbreaks of diseases (such as COVID-19) and governmental responses thereto could adversely affect our business.
•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
•	We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends (as and if declared).
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•
We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

•	Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
•	Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.
•	Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•	Our business has inherent operational risks, which may not be adequately covered by insurance.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.
•	We are a recently formed company with a limited history of operations.
•
Our Fleet currently consists of nine dry bulk carriers and two tanker vessels and we are awaiting delivery of three dry bulk carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•	We may not be able to re-charter or obtain new and favorable charters for our vessels, which could adversely affect our revenues and profitability.
•
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•	The failure of our charterers to meet their obligations under our charter agreement, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.
•
Our credit facilities contain, and we expect that any new or amended credit facility we may enter into will contain, restrictive covenants that limit, or may limit the future, our business and financing activities.

•
We are exposed to volatility in the London Interbank Offered Rate or LIBOR, and we may enter into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

•	Our vessels operate under a mix of period time charters and trip time charters and any decrease in trip charter rates or indexes in the future may adversely affect our earnings.
•	We may not be able to obtain financing on acceptable terms, which may negatively impact our planned growth.
•	The Company has relied on financial support from Mr. Panagiotidis through related party loans, which may not be available to the Company in the future.
•	We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.
•	We cannot assure you that our Board will declare dividends.
•	We are dependent upon Castor Ships and Pavimar, which are related parties, for the management of our Fleet and business.
•	We may have difficulty managing our planned growth properly.
•	As we expand our business, we may be unable to improve our operating and financial systems and to recruit suitable employees and crew for our vessels.
•	Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
•
We operate secondhand vessels, and, as a result, we may incur increased operating costs which could adversely affect our earnings. Furthermore, as our vessels age, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.

•	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
•
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
•
A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	We are dependent on our management and their ability to hire and retain key personnel, in particular our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis.
•	Our share price has recently been volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.
•	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.
•	Recent share issuances and the issuance of additional shares in the future may impact the price of our common shares and our ability to regain compliance with Nasdaq's minimum bid price requirement.
•	We have a continuing ATM program in effect, under which we may sell up to $10.0 million of our common shares.
•
We issued 918,112, 127,894,264 and 575,945,560 common shares during 2019, 2020 and 2021, respectively, through various transactions. Shareholders may experience significant dilution as a result of our offerings.

•
Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
•
We are incorporated in the Marshall Islands, and all of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.

•
Anti-takeover provisions in our organizational documents and in our stockholder rights plan could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, which could adversely affect the market price of our common shares.

•	Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.
•	We are an "emerging growth company", and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
•	U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•	We may have to pay tax on United States source income, which would reduce our earnings, cash from operations and cash available for distribution to our shareholders.
•
Our Series A Preferred Shares rank senior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.

•	We may not have sufficient cash from our operations to enable us to pay dividends on our Series A Preferred Shares following the payment of expenses and the establishment of any reserves.
•	The Series A Preferred Shares represent perpetual equity interests.
•
Our Series A Preferred Shares are subordinate to our indebtedness, and your interests could be diluted by the issuance of additional preferred shares, including additional Series A Preferred Shares, and by other transactions.

•	We may redeem the Series A Preferred Shares, and holders of Series A Preferred Shares may not be able to reinvest the redemption price they receive in a similar security.
•	Holders of Series A Preferred Shares have extremely limited voting rights.
•	Our ability to pay dividends on and to redeem our Series A Preferred Shares is limited by the requirements of Marshall Islands law.
Risk Related to Our Industry
Charter hire rates for dry bulk and tanker vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenues and our profitability.
The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have declined significantly from historically high levels. For example, in the past, time charter and spot market rates for dry bulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 20 key dry bulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI has since increased to 1960 on March 15, 2021, there can be no assurance that the dry bulk charter market will not decline further in the future.
The tanker industry is also both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our tanker vessels in the foreseeable future with a consequent effect on our liquidity as soon as the charters attached to those vessels expire. A worsening of current global economic conditions resulting from the COVID-19 pandemic and other factors may cause tanker charter rates to further decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.

Factors that influence demand for vessel capacity include:
•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products and oil and petroleum products;
•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the location of regional and global exploration, production and manufacturing facilities;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions and developments, including armed conflicts and terrorist activities, embargoes and strikes;
•	developments in international trade;
•	changes in seaborne and other transportation patterns leading to repositioning and distances cargo is transported by sea;
•	pandemics, such as the COVID-19 outbreak;
•	environmental and other regulatory developments
•
with respect to tanker vessel demand, regional availability of refining capacity and inventories, competition from alternative sources of energy and the distance over which oil and oil products are to be moved by sea;

•	currency exchange rates; and
•	the weather.
Demand for our vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk and tanker fleet and the sources and supply of dry bulk and wet cargo transported by sea. To the extent that the newbuilding deliveries exceed the scrapping rates of older vessels, the capacity of the global fleet of dry bulk and tanker vessels may exceed the economic growth and the resulting demand for vessel capacity. As such, adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Factors that influence the supply of both dry bulk and tanker vessel capacity include:
•	number of newbuilding orders and deliveries;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	scrapping of older vessels;
•	speed of vessels being operated;

•	vessel casualties;
•	with respect to tanker vessel supply, demand for alternative sources of energy and supply and demand for energy resources and oil and petroleum products; and
•	number of vessels that are out of service or laid up.
•	environmental concerns and regulations;
•	product imbalances (affecting the level of trading activity);
•	developments in international trade, including refinery additions and closures; and
•	port or canal congestion.
In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
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
Global economic conditions may continue to negatively impact the dry bulk and tanker sectors of the shipping industry.
In the current global economy, operating businesses are faced with tightening credit, weak demand for goods and services, and weak international liquidity conditions. There has similarly been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In particular, lower demand for dry bulk cargoes and crude oil and petroleum products as a result of the COVID-19 pandemic and resulting reduction in economic activity, as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk and tanker vessels, creating downward pressure on charter rates and vessel values. Any further weakening in global economic conditions may have a number of adverse consequences for dry bulk and tanker and other shipping sectors, including, among other things:
•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of vessels and limited second-hand market for the sale of vessels;
•	limited financing for vessels;
•	widespread loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The Company is exposed to fluctuating prices of oil and decreased demand for oil and petroleum products.
Sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil industry. Any decrease in exploration, development or production expenditures by oil companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
The COVID-19 pandemic has in the past negatively impacted demand for oil and petroleum products. A worsening of current global economic conditions resulting from the COVID-19 pandemic and other factors may cause a decrease in demand for oil and petroleum products, which may have a material effect on demand for our services.
The operation of tankers has unique operational risks associated with the transportation of oil.
The operation of oil and petroleum products tankers is inherently risky. An oil spill may cause significant environmental damage. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. As a result, the unique operational risks associated with transportation of oil could result in significantly more expensive insurance coverage and the associated costs of an oil spill could exceed the insurance coverage available to us. Further, the involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable dry bulk and tanker operator, which could have a material adverse effect on our results of operations and financial condition.
Additionally, compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
Seasonal fluctuations in the tanker and dry bulk industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.
The tanker sector has historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ending December 31 and March 31.
The market for dry bulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine dry bulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine dry bulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities.
This seasonality in the tanker and dry bulk industry could have a material adverse effect on our business, financial condition and results of operations.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A shift in the consumer demand from oil and oil products towards other energy resources such as wind energy, solar energy, electricity or water energy would potentially affect the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable dry bulk and tanker operator, which could have a material adverse effect on our results of operations and financial condition.
The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
On June 23, 2016, in a referendum vote commonly referred to as "Brexit," a majority of voters in the U.K. voted to exit the European Union. Since then, the U.K. and the EU have negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the European Union on January 31, 2020, although a transition period remained in place until December 2020 during which the U.K. was subject to the rules and regulations of the EU while continuing to negotiate the parties' relationship going forward, including trade deals. On December 24, 2020, the U.K. government and the EU agreed to a trade deal ("Trade and Cooperation Agreement"), which went into effect on January 1, 2021, replacing the transitional agreements. The Trade and Cooperation Agreement sets out arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long-term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and the EU. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia and, in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk and tanker vessels particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our vessels are a potential piracy or terrorist target could have a material adverse impact on our business, financial condition and results of operations.
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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States, or the U.S., and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.
Currently, the world economy faces a number of challenges, including public health concerns stemming from the ongoing COVID-19 pandemic, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union ("Brexit"), continuing threat of terrorist attacks around the world, and slowing growth in China.
The threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019 and 2020). These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Additionally, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Also, China and the US have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. These trade barriers to protect domestic industries against foreign imports, depress shipping demand. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of dry bulk commodities, crude-oil and other petroleum products. Such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber‐attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
    In addition, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might require us to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Major outbreaks of diseases (such as COVID-19) and governmental responses thereto could adversely affect our business.
Since the beginning of calendar year 2020, the outbreak of the COVID-19 pandemic around the world has negatively affected economic conditions, the supply chain, the labor market, the demand for shipping both regionally and globally, has caused delays and uncertainties relating to newbuildings, dry-dockings and other functions of shipyards, and may continue to impact our operations and the operations of our customers and suppliers. The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and tanker vessels may deteriorate further and our operations and cash flows may be negatively impacted. The extent of COVID-19's continuous impact on our financial and operational results, which could be material in the long run, will depend on the length of time that the pandemic continues, the ability to effectively vaccinate a large percentage of the population and whether subsequent waves of the infection happen globally or in certain geographic regions. Uncertainties regarding the economic impact of the ongoing COVID-19 pandemic are likely to result in sustained market volatility, which could impact our business, financial condition and cash flows to a greater extent. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. These measures, though contemplated to be temporary in nature, may continue and increase as countries attempt to contain the outbreak or any reoccurrences thereof.

At this stage, it is difficult to determine the full impact of COVID-19 on our business in the long run. Effects of the current ongoing pandemic have included or may include, among others:
•	deterioration of economic conditions and activity and of demand for shipping;
•
operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing);

•
potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or dry-docking of, our existing vessels due to worker health or other business disruptions;

•	reduced cash flow and financial condition, including potential liquidity constraints;
•
credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital;

•	potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•	potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants;
•	potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities;
•
difficulty of our crew in embarking and disembarking on our ships due to quarantine restrictions placed on persons and limitations on commercial aviation and other forms of public transportation; although the restrictions have in certain cases delayed crew embarking and disembarking on our ships, they have not functionally affected our ability to sufficiently crew our vessels;

•
international transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis on-board all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to shipyards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely for work we ordinarily address in-house; and

•	potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers or other business partners.
The ongoing COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our onshore or offshore personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. Although our vessels' deviations / repositioning and/or delays in ports that are or will be open for crew rotations should be considered as the most notable impact, we have incurred and should also continue to expect to incur considerable expenses in relation to health protocols imposed by both departure and arrival countries for the incoming and outgoing of crew members, which should be strictly followed (i.e. repeated PCR tests, quarantine periods up to 21days, governmental special permissions and/or visas, personal protective equipment etc.). Furthermore, reduced flights availability, limitation of selected routes for our flight schedule and imposed health measures by air carrier companies, caused us and may continue to cause us significant increases in the average airfare costs.
The impact of the ongoing COVID-19 pandemic has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, have contributed to lower dry bulk rates in 2020.
Organizations across industries, including ours, are rightly focusing on their employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.
While we cannot fully assess the overall impact that the ongoing COVID-19 pandemic will have on our financial condition and results of operations and on the dry bulk and tanker industries in general in the long run, we assess that the dry bulk and tanker charter rates have been reduced significantly as a result of the ongoing COVID-19 pandemic and that the shipping industry in general and our Company specifically are likely to continue to be exposed to volatility in the near to medium term. Indicatively, vessels in our Fleet which came up for charter renewal in the 2020 were employed at comparably less favorable charter rates than those achieved during 2019 and those expected before the ongoing COVID-19 pandemic which had a negative impact on voyage revenues earned in 2020.
Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, since the outbreak of COVID-19 and as of the date of this annual report, we have encountered certain prolonged delays and surrounding complexities in embarking and disembarking crew onto our ships which further resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation and related logistical complications associated with supplying our vessels with spares or other supplies.
The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends (as and if declared).

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares.
While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities ("Sanctioned Jurisdictions") in violation of sanctions or embargo laws in 2020, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.
Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the U.S., EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in t countries or territories that we operate in.
Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.
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
While the Company believes that it has adequately budgeted for compliance with all currently applicable safety and other vessel operating requirements, newly enacted regulations in the future applicable to the Company and its vessels may result in significant and unanticipated expense in the future. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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
Currently, our vessels will be required to comply with the regulation at our IOPP renewal survey scheduled for August 8, 2022 for the Magic P, July 15, 2022 for the Magic Moon and June 13, 2022 for the Magic Rainbow. The costs of compliance may be substantial and adversely affect our revenues and profitability. The eight remaining vessels in our Fleet and the vessels that we expect to take delivery of pursuant to our previously entered acquisition transactions are currently in compliance with this regulation.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs and to the extent we are not able to pass these costs on to our customers may materially and adversely affect our results of operations and/or cash flows.
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
Although the cost of low sulfur marine fuels has remained relatively low in 2020, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Currently, none of our vessels are equipped with scrubbers and, as of January 1, 2020, we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. Although the cost differential between low sulfur fuel and standard marine fuel in 2020 was less than anticipated, that differential has increased during the first quarter of 2021. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated in the future, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.

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
We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends (as and if declared).
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the United Nations International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally refer to as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the U. S. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping and offshore industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Paris Agreement (discussed below in "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry—Greenhouse Gas Regulation"), or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, that required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.
Adverse effects upon the oil industry relating to climate change and greenhouse gas restrictions may also adversely affect demand for our tanker services.

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
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 15 countries have ratified or approved accession of the Hong Kong Convention but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities.
Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials ("IHM") from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and Non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and are identified in the ship's structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
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
Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.
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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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
We maintain hull and machinery insurance, protection and indemnity insurance for our vessels, which provides environmental damage and pollution insurance coverage and war risk insurance. We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our Fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenues. Moreover, insurers may default on claims they are required to pay.
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
We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. Up to September 4, 2019, we had had only one vessel in our Fleet with a relatively short operating history, and as such, we may face certain operational challenges not faced by companies with a longer operating history and more vessels. As we continue to expand our Fleet, we cannot assure you that we will be able to successfully integrate the additional vessels that we have agreed to purchase when they are delivered to us or that we may purchase in the future.
Our Fleet currently consists of nine dry bulk carriers and two tanker vessels and we are awaiting delivery of three dry bulk carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
Our Fleet currently consists of nine dry bulk carriers and two tankers and, upon the completion of our recently announced acquisitions, our Fleet will consist of twelve dry bulk carriers and two tankers. If any of our vessels is unable to generate revenues as a result of off-hire time, early termination of the time charter in effect, delays in the delivery of the recently acquired vessels or failure to secure new charters at charter hire rates as favorable as our average historical rates or at all, our future liquidity, cash flows, results of operations, and financial condition could be materially adversely affected.
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
We expect to employ our vessels under short-term, medium or long-term charter agreements as well as in the spot voyage market. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot charter or other agreement with us, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk and tanker industries and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future.
Our credit facilities contain, and we expect that any new or amended credit facility we may enter into will contain, restrictive covenants that limit, or may limit the future, our business and financing activities.
The operating and financial restrictions and covenants in our credit agreements with Alpha Bank S.A., Chailease International Financial Services Co. Ltd. and Hamburg Commercial AG, and any new or amended credit facility we may enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.
For example, our current facilities require the consent of our lenders to:
•	incur or guarantee indebtedness outside of our ordinary course of business;
•	charge, pledge or encumber our vessels;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels;

•	declare or pay any dividends or other distributions at a time when the Company has an Event of Default or the payment of such distribution would cause an Event of Default;
•	form or acquire any subsidiaries;
•	make any investments in any person, asset, firm, corporation, joint venture or other entity;
•	merge or consolidate with any other person; and
•	sell or change the beneficial ownership or control of our vessels.
Additionally, it is an event of default under one or more of our existing facilities if, among other things, (i) the registration of vessels under the laws and flag of the relevant flag state is cancelled or terminated without the prior written consent of the lender, (ii) there has been a change of control directly or indirectly in our subsidiaries or us, or (iii) there is a change in management of our vessels without the prior written consent of the respective lender.
Our facilities also require us to comply with certain financial covenants related to (i) maintaining a certain minimum level of free cash on a pledged deposit account and (ii) maintaining a certain security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and value of the pledged deposit to the aggregate principal amounts due under the facilities.
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
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facilities has been, and amounts under additional credit facilities that we have entered into after December 31, 2020 including the $15.3 Million Term Loan Facility (as described in "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities") or may enter in the future will generally be, unless a replacement rate is introduced, advanced at a floating rate based on LIBOR, which has been volatile in prior years and can affect the amount of interest payable on our debt, and in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, we currently do not have any derivative instruments but even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our variable interest-bearing outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our variable interest debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is planned that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, following consultation with the borrowers and in the absence of agreement, in their discretion, and under certain market disruption events, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. As such, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. However, on November 30, 2020 the administrator of LIBOR, ICE Benchmark Administration ("IBA"), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021 deadline but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. This announcement coincided with an announcement by the International Swaps and Derivatives Association ("ISDA") that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR". The impact of such a transition from LIBOR to SOFR could be significant for us.
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
Our vessels operate under a mix of period time charters and trip time charters and any decrease in trip charter rates or indexes in the future may adversely affect our earnings.
Our vessels have historically operated mostly under period time charters but may, from period to period, be placed on the trip time charter market, exposing us to fluctuations in trip market charter rates. Further, we may employ any additional vessels that we acquire in the trip time charter market.
Although the number of vessels in our Fleet that participate in the trip time charter market vary from time to time, we anticipate that some portion of our Fleet will participate in this market. As a result, our financial performance may be significantly affected by conditions in the trip time charter market and only our vessels that may operate under fixed-rate period time charters may, during the period such vessels operate under such period time charters, provide a fixed source of revenue to us.
Historically, the cargo markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk and tanker vessel capacity. The weak global economic trends may further reduce demand for transportation of dry bulk cargoes and for energy consumption and the demand for the carriage of oil products in our tanker vessels over longer distances, which may materially affect our revenues, profitability and cash flows. The trip charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive trip charter market depends upon, among other things, obtaining profitable trip charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The trip charter market is very volatile, and, in the past, there have been periods when trip charter rates have declined below the operating cost of vessels. If future trip charter rates decline, then we may be unable to operate our vessels which may trade in the trip market profitably, or meet our debt and other working capital obligations. Furthermore, as charter rates for trip charters are fixed for a single voyage, which may last up to several weeks, during periods in which trip charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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
We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, as and if declared, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands law, which regulates the payment of dividends by our companies.
The applicable loan agreements entered into by our subsidiaries, prohibits such subsidiaries from paying any dividends to us if we or such subsidiary breach a covenant in our loan agreements or any financing agreement we may enter into in the future. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.
We cannot assure you that our Board will declare dividends.
Our Board will continue to assess our dividend policy and may in the future determine to pay dividends. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our debt agreements or debt agreements that we may enter into in the future and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The dry bulk and tanker industries are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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
We are dependent upon Castor Ships and Pavimar, which are related parties, for the management of our Fleet and business.
The management of our business, including, but not limited, the commercial and technical management of our Fleet as well as administrative, financial and other business functions, is carried out by Castor Ships S.A. ("Castor Ships"), which is a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, and Pavimar S.A. ("Pavimar"), which is a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer. The loss of Castor Ships' and/or Pavimar's services or their failure to perform their obligations to us could materially and adversely affect our results of operations and financial condition.
In addition, our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with Castor Ships and Pavimar and their reputations and relationships in the shipping industry. If Castor Ships or Pavimar suffer material damage to their reputations or relationships, it may harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third parties.
Our business will be harmed if Castor Ships or Pavimar fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by Castor Ships and Pavimar and their reputations.
We may have difficulty managing our planned growth properly.
We are a recent company formed for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. One of our principal strategies is to continue to grow by expanding our operations and adding to our Fleet. As our business grows, we intend to acquire additional dry bulk, tanker and other vessels and expand our activities. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;
•	obtain required financing for our existing and new operations;
•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and Fleet;

•	enhance our customer base; and
•	improve our operating, financial and accounting systems and controls.
In addition, competition from other companies, many of which have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our Fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.
Growing any business by acquisition(s) presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our Fleet may impose significant additional responsibilities on our management and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.
As we expand our business, we may be unable to improve our operating and financial systems and to recruit suitable employees and crew for our vessels.
Our or our managers' current operating and financial systems may not be adequate as we continue to implement our plan to expand the size of our Fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our Fleet, we will need to recruit suitable additional seafarers and shore-side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our Fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels or our shore-side personnel. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our Fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.
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
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. We currently own a fleet with an average age of 14.3 years and, upon completion of our recently announced acquisitions, we will own a fleet with an average age of 13.5 years. As our vessels age typically, it will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of its useful life.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, or eco vessels, and if new dry bulk vessels and tanker vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.
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
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of dry bulk, crude oil and petroleum products transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
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

Risks Relating To Our Common Shares
Our share price has recently been volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.
Our stock price has recently been volatile and may continue be volatile in the future. For example, the reported closing sale price of our common shares on the Nasdaq Capital Market was $0.12 per share on November 2, 2020 and $1.73 per share on February 11, 2021. In addition, on January 28, 2021, the intra-day sale price of our common shares reported on the Nasdaq Capital Market fluctuated between a low of $0.50 per share and a high of $0.90 per share. The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. In addition, the ongoing COVID-19 pandemic has caused broad stock market and industry fluctuations. Further, we believe that we have a large number of retail investors holding our common shares, which could increase volatility in the price of our common shares. As a result of this volatility, investors may experience substantial losses on their investment in our common shares. The market price for our common shares may be influenced by many factors, including the following:
•	investor reaction to our business strategy;
•
sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our common shares, access to margin debt, trading in options and other derivatives on our common shares and any related hedging and other trading factors;

•	our continued compliance with the listing standards of the Nasdaq Capital Market;
•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	declines in the market prices of stocks generally;
•	trading volume of our common shares;
•	sales of our common shares by us or our shareholders;
•	speculation in the press or investment community about our Company or industry;
•	general economic, industry and market conditions; and
•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

These factors, many of which are outside of our control, may negatively impact the market price of our common shares, regardless of our operating performance. For example, recent increases are significantly inconsistent with any improvements in actual or expected business prospects, operating performance, financial condition or other traditional measures of value, including our loss per share of $0.03 for the year ended December 31, 2020. Since the price of our common shares has recently been volatile and may continue to be volatile in the future, investors in our common shares could incur substantial losses.
Further, investors may purchase our common shares to hedge existing exposure or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent an aggregate short exposure in our common shares becomes significant, investors with short exposure may have to pay a premium to purchase shares for delivery to share lenders at times if and when the price of our common shares increases significantly, particularly over a short period of time. Those purchases may in turn, dramatically increase the price of our common shares. This is often referred to as a "short squeeze". A short squeeze could lead to volatile price movements in our common shares that are not directly correlated to our business prospects, operating performance, financial condition or other traditional measures of value for the Company or our common shares.
In addition, some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that the price of our common shares will remain at its current level or that future sales of our common shares will not be at prices lower than those sold to investors.
Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.
We received written notification from Nasdaq, dated April 14, 2020, indicating that because the closing bid price of the Company's common shares for 30 consecutive business days, from February 27, 2020 to April 13, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). The Company was also informed by Nasdaq that due to the COVID-19 crisis, temporary relief has been granted related to the minimum bid price requirement and the Company's compliance period will be suspended until June 30, 2020. Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or December 28, 2020, which included the temporary COVID-19 relief period.
On December 30, 2020, we announced that we received a notification letter from Nasdaq granting us an additional 180-day extension, or until June 28, 2021, to regain compliance with the minimum bid price requirement. We can cure this deficiency if the closing bid price of our common shares is $1.00 per share or higher for the requisite amount of time during the Second Compliance Period. Nasdaq may exercise its discretion to extend such requisite amount of time to better evaluate the registrant's ability to sustain long-term compliance with the minimum bid price requirement. We are evaluating all our options to regain compliance with the minimum bid price requirement within the Second Compliance Period, including a reverse stock split. During this time, our common shares will continue to be listed and traded on the Nasdaq Capital Market.
 If we are unable to regain compliance with the minimum bid price requirement within the Second Compliance Period, our common shares may be suspended or delisted at the discretion of Nasdaq. If a suspension or delisting of our common shares were to occur, there would be significantly less liquidity in the suspended or delisted common shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. There can be no assurance that we will regain compliance with the minimum bid price requirement and, if we regain compliance, there can be no assurance that we will maintain compliance in the future.

Recent share issuances and the issuance of additional shares in the future may impact the price of our common shares and our ability to regain compliance with Nasdaq's minimum bid price requirement.
The Company had 707,157,936 issued and outstanding shares as of March 26, 2021. Upon the exercise of outstanding warrants, the Company may issue up to an additional 1,394,940 common shares. Additionally, the Company has an authorized share capital of 1,950,000,000 common shares that it may issue without further shareholder approval. We cannot assure you at what price the offering of our common shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our common shares and may be at a discount to the trading price of our common shares at the time of such sale. The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of our common shares to decline. The issuance of additional shares by the Company that has the effect of reducing the price of the trading price of the common shares may also prevent the Company from being able to regain compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) prior to June 28, 2021, which may result in our common shares being suspended or delisted from the Nasdaq Capital Market. If a suspension or delisting of our common shares were to occur, there would be significantly less liquidity in the suspended or delisted common shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.
We have a continuing ATM program in effect, under which we may sell up to $10.0 million of our common shares.
Subject to certain limitations in the Equity Distribution Agreement (as defined in "Item 5. Operating and Financial Review and Prospects—A. Liquidity and Capital Resources—Equity Issuances") and compliance with applicable law, we have the discretion to deliver placement notices to Maxim Group LLC, or Maxim, as our exclusive sales agent at any time throughout the term of the Equity Distribution Agreement, which started on June 28, 2019 and may be terminated by either party at any time. The number of shares that are sold by Maxim after delivering a placement notice will fluctuate based on the market price of the common shares during the sales period and limits we set with Maxim. Although we are initially eligible to sell common shares with an initial aggregate sales price of up to $10.0 million, should we be eligible and desire to offer additional common shares pursuant to the Equity Distribution Agreement with Maxim, we will file an additional prospectus supplement to register such additional common shares and the related preferred shares purchase rights. Therefore, investors will have no advance insight into the number of shares we are actually offering under the Equity Distribution Agreement. As of the date of this annual report, we have sold 618,112 common shares having raised approximate gross proceeds of approximately $2.6 million pursuant to the Equity Distribution Agreement.
We issued 918,112, 127,894,264 and 575,945,560 common shares during 2019, 2020 and 2021, respectively, through various transactions. Shareholders may experience significant dilution as a result of our offerings.
We have already issued and sold large quantities of our common shares pursuant to previous public and private offerings of our equity and equity-linked securities. We also have 480,000 Series A Preferred Shares outstanding and 12,000 Series B Preferred Shares outstanding. In addition, in the future we may file a replacement shelf registration statement covering the sale of some or all of our authorized common shares and other securities. We have additional outstanding warrants that may obligate us to issue up to an additional 1,394,940 common shares, in aggregate, upon the exercise of these warrants in full.
Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, redemptions of our Series A Preferred Shares, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders' proportionate ownership interest in us will decrease;
•	the per share amount of cash available for dividends on our common shares (as and if declared) could decrease;
•	the relative voting strength of each previously outstanding common share could be diminished; and
•	the market price of our common shares could decline.
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
Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our Board to issue "blank check" preferred shares without shareholder approval;
•	providing for a classified Board with staggered, three-year terms;
•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and Bylaws.
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
Our Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the 12,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. By his ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.

We are an "emerging growth company", and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.
U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income," whereas rental income would generally constitute "passive income" to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
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
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences"), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please see the section of this annual report entitled "Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings, cash from operations and cash available for distribution to our shareholders.
Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
We expect that we will not qualify for this statutory tax exemption for the 2020 taxable year and as such we will be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this tax for the 2020 taxable year is not expected to have a material negative effect on our business and cash flows, however, we cannot guarantee that it will not do so in any future taxable years.
Risks Relating to Our Series A Preferred Shares
Our Series A Preferred Shares rank senior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.
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
The amount of cash we have available for dividends on our Series A Preferred Shares will not depend solely on our profitability. The actual amount of cash we have available to pay dividends on our Series A Preferred Shares depends on many other factors, including the following:
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

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by non-cash items, and our Board in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record profits.
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
Our Series A Preferred Shares are subordinated to all indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness. Our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our Articles of Incorporation currently authorize the issuance of up to 50,000,000 preferred shares, par value $0.001 per share. Of these preferred shares, 480,000 shares have been designated Series A Preferred Shares. The issuance of additional Series A Preferred Shares would dilute the interests of holders of our Series A Preferred Shares, and any current or future indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares. The Series A Preferred Shares do not contain any provisions affording the holders of our Series A Preferred Shares protection in the event of a highly-leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A Preferred Shares, so long as the rights of our Series A Preferred Shares are not directly materially and adversely affected.
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
We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk cargo as well as crude oil and refined petroleum products. As of March 26, 2021, our Fleet consisted of 9 dry bulk carriers and 2 tankers with an aggregate cargo carrying capacity of 1.0 million dwt and an average age of 14.3 years. Upon the successful consummation of our recent vessel acquisitions, as further discussed under B. Business Overview—Fleet Development, our Fleet will consist of 14 vessels, with an aggregate capacity of 1.3 million dwt, consisting of 1 Capesize, 5 Kamsarmax and 6 Panamax dry bulk vessels and 2 Aframax LR2 tankers and an average age of 13.5 years.
Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and trip time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive trip charter rates during periods of strong charter market conditions.
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
For an overview of our Fleet and information regarding the development of our Fleet, including vessel acquisitions, please see "B. Business Overview—Our Fleet".
Nasdaq Listing Standards Compliance

On April 14, 2020, we received written notification from the Nasdaq indicating that because the closing bid price of our common shares for 30 consecutive business days, from February 27, 2020 to April 13, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). We were also informed by the Nasdaq that due to the COVID-19 crisis, temporary relief has been granted related to minimum listing bid price requirements and our compliance period would be suspended until June 30, 2020. Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable initial grace period to regain compliance was 180 days, or December 28, 2020, which included the temporary COVID-19 relief period.
On December 30, 2020, we announced that we received a notification letter from the Nasdaq granting us an additional 180-day extension, or until June 28, 2021, to regain compliance with Nasdaq's minimum bid price requirement (the "Second Compliance Period"). We can cure this deficiency if the closing bid price of our common shares is $1.00 per share or higher for the requisite period of time during the Second Compliance Period. Nasdaq may exercise its discretion to extend such requisite amount of time to better evaluate the registrant's ability to sustain long-term compliance with the minimum bid price requirement. We are evaluating all our options to regain compliance within the Second Compliance Period, including a reverse stock split. During this time, our common shares will continue to be listed and traded on the Nasdaq Capital Market.

Equity transactions
For a description of our recent equity transactions, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Equity Issuances".
Fleet Development and Vessel Capital Expenditures
As of the date of this annual report, 8 of the 11 vessels in our Fleet are equipped with ballast water management system ("BWMS"), 1 vessel is partly equipped and 2 are non-equipped. We expect to retrofit the 3 non-fully equipped and non-equipped vessels with BWMS within 2022, obtaining operational flexibility worldwide. As of December 31, 2020, we had made capital expenditures of approximately $1.0 million regarding the installation of BWMS on our vessels. It is estimated that the contractual obligations related to these purchases as well as purchases on our remaining fleet vessels (in cases where not already installed), excluding installation costs, will be approximately $0.8 million, with scheduled payments of $0.5 million in 2021 and $0.3 million in 2022.
In connection with our Fleet expansion, we conducted a series of vessel acquisitions and financing transactions, which are further discussed below under in "B. Business Overview—Fleet Development".
Financing Transactions
On January 23, 2020, we, through one of our ship-owning subsidiaries, entered into $4.5 million secured term loan facility with Chailease International Financial Services Co. Ltd., or the Chailease Financial Services Facility. The loan was drawn down on January 31, 2020, has a tenor of five years from the drawdown date and bears interest at a margin plus LIBOR.
On January 27, 2020, we entered into a securities purchase agreement with YAII PN, LTD, or the Investor, pursuant to which we agreed to sell and the Investor agreed to purchase up to three convertible debentures (individually, a "Convertible Debenture" and collectively, the "$5.0 Million Convertible Debentures") for a maximum aggregate price of $5.0 million. During the period from January 28, 2020 up to June 9, 2020, the Investor had converted the full $5.0 million principal amount and $0.1 million of interest under the $5.0 Million Convertible Debentures for 8,042,078 common shares.
On January 22, 2021, we, through two of our ship-owning subsidiaries, entered into a $15.3 million senior secured term loan facility with Hamburg Commercial AG, or the $15.3 Million Term Loan Facility, secured by the M/V Magic Horizon and the M/V Magic Nova. The $15.3 Million Term Loan Facility has a tenor of four years from the drawdown date and bears interest at a margin plus LIBOR. The loan was drawn down in full on January 27, 2021. The Company intends to use the net proceeds from the $15.3 Million Term Loan Facility to support the Company's growth plans and for general corporate purposes.
For more information about our financing agreements which we have entered into in connection with the expansion of our Fleet and for other general corporate purposes, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities".

B.	Business Overview
Our Fleet
The following table summarizes key information about our Fleet (delivered only vessels) as of March 26, 2021:
Vessel Name	Year Built	Type of Charter	Capacity (dwt)	Delivered to Castor	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Dry bulk vessels
Panamax
Magic P	2004	Period Time Charter	76,453	February 2017	$12,750	August 2021	November 2021
Magic Sun	2001	Period Time Charter	75,311	September 2019	$10,200	August 2021	October 2021
Magic Moon	2005	Period Time Charter	76,602	October 2019	$10,500	July 2021	September 2021
Magic Rainbow	2007	Trip Time Charter	73,593	August 2020	$18,500	April 2021	April 2021
Magic Horizon	2010	Period Time Charter	76,619	October 2020	$11,000	August 2021	December 2021
Magic Nova	2010	Period Time Charter	78,833	October 2020	$10,400	April 2021	August 2021
Kamsarmax
Magic Venus	2010	Period Time Charter	83,416	March 2021	$18,500	August 2021	October 2021
Magic Argo	2009	Trip Time Charter	82,338	March 2021	$25,100	June 2021	June 2021
Capesize
Magic Orion	2006	Trip Time Charter	180,200	March 2021	$21,000	April 2021	April 2021
Tanker vessels
Aframax/LR2
Wonder Polaris	2005	Period Time Charter	115,341	March 2021	$15,000 + profit sharing	February 2022	February 2023
Wonder Sirius	2005	Period Time Charter	115,340	March 2021	$15,000 + profit sharing	February 2022	February 2023

Fleet Development
On July 25, 2019, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2001 Korean- built Panamax dry bulk carrier, or the M/V Magic Sun, from an unaffiliated third party for a purchase price of $6.7 million. The M/V Magic Sun was delivered to us on September 5, 2019. The acquisition of the M/V Magic Sun was financed with both cash on hand and the proceeds from a $5.0 million unsecured term loan agreement entered into between the Company and an entity controlled by Petros Panagiotidis, as further described under "Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Our Borrowing Activities".

On October 14, 2019, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2005 Japanese-built Panamax dry bulk carrier, or the M/V Magic Moon, from a third party in which a family member of our Chairman, Chief Executive Officer and Chief Financial Officer had an interest, for a purchase price of $10.2 million. The M/V Magic Moon was delivered to us on October 20, 2019. The acquisition of the M/V Magic Moon was financed with a combination of cash on hand, the net cash proceeds from sales under our ATM Program and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to the Company by an entity controlled by Petros Panagiotidis, as further described under "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Loans – $7.5 Million Shareholder Bridge Loan".
On June 30, 2020, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2007 Chinese- built Panamax dry bulk carrier, or the M/V Magic Rainbow, from an unaffiliated third party for a purchase price of $7.85 million. The M/V Magic Rainbow was delivered to us on August 8, 2020. The acquisition of the M/V Magic Rainbow was financed in whole with the proceeds from our debt and equity financings concluded in 2020.
On July 28, 2020, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2010 Japanese- built Panamax dry bulk carrier, or the M/V Magic Horizon, from an unaffiliated third party for a purchase price of $12.75 million. The M/V Magic Horizon was delivered to us on October 9, 2020. The acquisition of the M/V Magic Horizon was financed in whole with the proceeds from our debt and equity financings concluded in 2020.
On September 28, 2020, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2010 Japanese-built Panamax dry bulk carrier, or the M/V Magic Nova, from an unaffiliated third party for a purchase price of $13.86 million. The M/V Magic Nova was delivered to us on October 15, 2020. The acquisition of the M/V Magic Nova was financed in whole with the proceeds from our debt and equity financings concluded in 2020.
On January 20, 2021, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2006 Japanese-built Capesize dry bulk carrier, or the M/V Magic Orion, from an unaffiliated third party for a purchase price of $17.5 million. The M/V Magic Orion was delivered to us on March 17, 2021. The acquisition of the M/V Magic Orion was financed in whole with cash on hand.
On January 28, 2021, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2010 Japanese-built Kamsarmax dry bulk carrier, or the M/V Magic Venus, from an unaffiliated third party for a purchase price of $15.85 million. The M/V Magic Venus was delivered to us on March 2, 2021. The acquisition of the M/V Magic Venus was financed in whole with cash on hand.
On February 2, 2021, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2009 Japanese-built Kamsarmax dry bulk carrier, or the M/V Magic Argo, from an unaffiliated third party for a purchase price of $14.5 million. The M/V Magic Argo was delivered to us on March 18, 2021. The acquisition of the M/V Magic Argo was financed in whole with cash on hand.
On February 5, 2021, we, through two of our wholly-owned subsidiaries, entered into agreements to purchase two 2005 Korean-built Aframax LR2 tankers for an aggregate purchase price of $27.2 million from an unaffiliated third-party seller. Both vessels have attached time charter contracts with a reputable charterer with an estimated remaining term of about one year, each of which shall provide the Company with a minimum gross daily hire of $15,000 and have a 50% profit sharing arrangement over such level based on a predetermined formula. The charterer has the option to extend the duration of each contract for an additional one-year term. The M/T Wonder Polaris and the M/T Wonder Sirius were delivered to us on March 11, 2021 and March 22, 2021, respectively. The acquisition of both vessels was financed in whole with cash on hand.

On February 18, 2021, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2010 Japanese-built Kamsarmax dry bulk carrier, from an unaffiliated third party for a purchase price of $14.8 million. The acquisition is expected to be consummated by taking delivery of the vessel sometime in the beginning of the second quarter of this year, is expected to be financed in whole with cash on hand and is subject to the satisfaction of certain customary closing conditions.
On March 9, 2021, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2010 Korean-built Kamsarmax dry bulk carrier from an unaffiliated third party for a purchase price of $15.5 million. The acquisition is expected to be consummated by taking delivery of the vessel within the second quarter of this year, is expected to be financed in whole with cash on hand and is subject to the satisfaction of certain customary closing conditions.
On March 11, 2021, we, through one of our wholly-owned subsidiaries, entered into an agreement to purchase a 2011 Japanese-built Kamsarmax dry bulk carrier from an unaffiliated third party for a purchase price of $16.9 million. The acquisition is expected to be consummated by taking delivery of the vessel sometime between the second and third quarter of this year, is expected to be financed in whole with cash on hand and is subject to the satisfaction of certain customary closing conditions.
Chartering of our Fleet
We actively market our vessels, and expect to market the vessels that we have agreed to purchase once they are delivered to us, in the short, medium and long-term charter markets in order to secure optimal employment in the dry bulk and tanker shipping markets. As of March 26, 2021, three of our vessels were chartered on the trip time charter market. Trip charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the trip market generate revenue that is less predictable than those under period time charters, but may enable us to capture increased profit margins during periods of improvements in the dry bulk and tanker markets. Downturns in the dry bulk and/or tanker industries would result in a reduction in profit margins and could lead to losses. Our remaining eight vessels were employed under medium term time charters which have a fixed charter hire rate and, particularly with regards to our Aframax LR2 tanker which we have purchased with time charter attached, a profit sharing arrangement over and above that fixed charter rate level. In the future, we may opportunistically look to employ more of our vessels under trip time charter contracts, should the marker outlook become more attractive.
Management of our Business
Our vessels are technically managed by Pavimar, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Under the technical management agreements, our ship-owning subsidiaries pay a $600 daily fee to Pavimar for the provision of a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting and audit support services, which it may choose to subcontract to other parties at its discretion. Pavimar and one of our wholly-owned subsidiaries have entered into a management agreement with Fleet Ship Management Inc. ("Fleet Ship"), a third-party ship-management company, pursuant to which Fleet Ship provides technical management to the M/V Magic Nova. Pavimar pays, at its own expense, Fleet Ship a fee for the services it has subcontracted to it, without burdening the Company with any additional cost.

Our vessels are commercially managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer. Castor Ships manages our business overall and provides us with commercial, chartering and administrative services, including, but not limited to, securing employment for our Fleet, arranging and supervising the vessels' commercial operations, handling all of the Company's vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. In exchange for these services, we and our subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of our business, (ii) a daily fee of $250 per vessel for the provision of commercial services, (iii) a commission rate of 1.25% on all charter agreements and (iv) a commission of 1% on each sale and purchase transaction.

The three Kamsarmax vessels that we have agreed to purchase and which we expect to take delivery of in the near term, will be technically and commercially managed by Pavimar and Castor Ships upon their delivery to us.
Environmental and Other Regulations in the Shipping Industry
Government regulations and laws significantly affect the ownership and operation of our Fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
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
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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
The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.   Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator ("CII").  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.  MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters on and after July 1, 2024.  The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.   Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  These amendments may be formally adopted at MEPC 76 in 2021.
We have obtained Anti‑fouling System Certificates for our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, we confirm our vessels are ISM Code certified through Pavimar that technically operates our vessels. The technical managers have obtained the document of compliance in order to operate the vessel in accordance with the ISM Code. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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

(iii) loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)  net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)  lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)  net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to be in compliance going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to be in compliance with all applicable state regulations in the ports where the Company's vessels call.
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
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States". The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States". This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels which have not already installed one or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures, or may otherwise restrict our vessels from entering U.S. waters.

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
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that our vessels are in substantial compliance with and are certified as per MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021.

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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union's carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions and in August 2019, the Administration announced plans to weaken regulations for methane emissions and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being "in class" by the applicable IACS Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping, Nippon Kaiji Kyokai etc.).
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
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our Fleet. We generally do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel.

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
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Competition
We operate in markets that are highly competitive. The process of obtaining new employment for our Fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. Demand for dry bulk and tanker vessels fluctuates in line with the main patterns of trade of the major dry bulk and tanker cargoes and varies according to their supply and demand. Ownership of dry bulk and tanker vessels is highly fragmented.
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
Seasonality
Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot market or if on time charter when a new time charter is being entered into. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. Seasonality in the sectors in which we operate could materially affect our operating results and flows.
C.	Organizational Structure
We were incorporated in the Republic of the Marshall Islands in September 2017, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this annual report on Form 20-F.

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
In September 2019, we changed our fiscal year end from September 30 to December 31. This change in our fiscal year end resulted in a three-month transition period from October 1, 2018 to December 31, 2018. For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2019 as compared to year ended December 31, 2018" contained in our annual report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 31, 2020.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks related to the COVID-19 pandemic. The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements". This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3. Key Information—D. Risk Factors".
A.	Operating Results
Principal factors impacting our business, results of operations and financial condition
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
‒	The levels of demand and supply in the dry bulk and tanker shipping industries;
‒	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;
‒	Utilization rates of our Fleet;
‒	The employment and operation of our Fleet;
‒	Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet;
‒	The age, condition and specifications of our vessels;

‒	The performance of our charterers' obligations under their charter agreements;
‒	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
‒	The effective and efficient management of our Fleet by Castor Ships and Pavimar;
‒	Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and tanker industries;
‒	Dry-docking and special survey days, both expected and unexpected;
‒
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the voyage market as well as period and trip time charter markets, as our charters expire or are otherwise terminated;

‒	Performance of our counterparties, including our charterers ability to make charter payments to us;
‒	Our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures;
‒	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;
‒	Our access to capital required to acquire additional ships and/or to implement our business strategy; and
‒	The level of dividends on all classes of our shares, if any.
Cyclical Nature of the Industry
One of the factors that impacts our profitability is the hire rates at which we are able to fix our vessels. The shipping industry is cyclical with attendant volatility in charter hire rates and, as a result, profitability. The dry bulk and tanker sectors have both been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.
The degree of charter rate volatility among different types of dry bulk and tanker vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by ocean going vessels internationally. The factors affecting the supply and demand for vessels are unpredictable to a great extent and outside our control. That being said, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues for the year ended December 31, 2020, consisted of hire earned under time charter contracts, where charterers pay a fixed daily hire, and other minor compensation costs related to the contracts. In the future, our revenues may also consist of amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Our future gross revenues may be affected by the proportion of voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the TCE rate provides a more accurate measure for comparison.

The BDI average for the years ended December 31, 2019 and 2020 was 1,352 points and 1,066 points, respectively; notably though, the charter rate volatility exhibited within this period due to the Covid-19 pandemic was significant and negatively affected our revenues. In particular, the Baltic Dry Index (BDI) closed at 411 points on February 10, 2020 and slowly recovered by year end. Following the increased flow of newbuilding vessels that entered the market during the early 2010's, the oversupply of capacity had a negative impact on the market as demand for dry bulk commodities transfer was not able to absorb the flow of the vessels entering the market. The deadweight carrying capacity for 2020 increased by approximately 3.7%, which is significantly lower from the double digit increases during the early 2000's and from 2009 to 2012, while increase in demand of commodities is expected to increase by approximately 1 to 2%. The volatility in charter rates in the dry bulk market affects the value of dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows and liquidity.
The tanker industry has also varied significantly, with Aframax LR2 tanker spot rates peaking in April 2020, according to BIMCO, before falling significantly in 2020 as a result of the global pandemic.
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
Available days. Available days are the Ownership days after subtracting off-hire days associated with major scheduled repairs, vessel upgrades and dry-dockings or special or intermediate surveys and major unscheduled repair and positioning days (which do not include ballast voyage days for which compensation has been received by the Company). The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available days may not be comparable to that reported by other companies.

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
Dry-docking/Special Surveys. We periodically dry-dock and/ or perform special surveys on our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking  and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.
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
Daily company administration expenses. Daily company administration expenses include administration expenses such as audit fees, legal fees, directors' insurance and remuneration, listing fees and other miscellaneous administration expenses, essential for the conduct of our business, and are calculated by dividing company administration expenses by the Ownership days for the relevant period.
Daily management fees. Daily management fees are calculated by dividing management fees by the Ownership days for the relevant time period and represent the fees payable to Castor Ships and Pavimar for managing our Fleet.
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
Time charter equivalent ("TCE") Rate. Our method of calculating TCE rate is determined by dividing vessel revenues (time charter and/or voyage revenues, net of charterers' commissions and voyage expenses) by the Available days in the relevant period.  Please see please see "Item 3. Key Information— A. Selected Financial Data" on the use by the Company of this Non-GAAP measure.

The following table presents the operational metrics that management uses to assess our financial condition and results of operations:
	For the year ended
	December 31, 2019	December 31, 2020
Operational Metrics
Available days	545	1,219
Ownership days	556	1,405
Fleet utilization	98%	87%
Daily time charter equivalent (or TCE)	$10,471	$9,765
Daily vessel operating expenses	$5,041	$5,301
Daily management fees	$382	$662
Daily general and administrative expenses	$681	$805
EBITDA (1)	$2,175,894	$2,327,671
_______________________
 (1) For this definition see "Item 3. Key information—A. Selected Financial Data".

Results of Operations
Year ended December 31, 2020 as compared to year ended December 31, 2019
(In U.S. Dollars, except for share and per share data)	Year ended December 31, 2019	Year ended December 31, 2020	Change -amount	Change-%
Vessel revenues (net of charterers' commissions)	5,967,772	12,487,692	6,519,920	109.3%
Expenses:
Voyage expenses (including commissions from related parties)	(261,179)	(584,705)	323,526	123.9%
Vessel operating expenses	(2,802,991)	(7,447,439)	4,644,448	165.7%
Management fees to related parties	(212,300)	(930,500)	718,200	338.3%
General and administrative expenses
• Company administration expenses (including administrations costs from related party)	(378,777)	(1,130,953)	752,176	198.6%
• Public registration costs	(132,091)	—	(132,091)	(100)%
Provision for doubtful debt	—	(37,103)	37,103	100%
Depreciation and amortization	(897,171)	(1,904,963)	1,007,792	112.3%
Operating income	1,283,263	452,029	(831,234)	(64.8)%

Interest and finance costs, net (including interest costs from related party)	(190,574)	(2,154,601)	1,964,027	1,030.6%
Total Other Income / (expenses), net	(195,114)	(2,183,922)	1,988,808	1,019.3%
US Source Income Taxes	—	(21,640)	—	100%
Net income/ (loss) and comprehensive income/ (loss)	1,088,149	(1,753,533)	(2,841,682)	(261.1)%

Earnings/ (Loss) per common share, basic and diluted	0.31	(0.03)
Weighted average number of common shares, basic and diluted	2,662,383	67,735,195

Vessel revenues, net – Vessel revenues, net of charterers' commissions, increased by $6,519,920, or 109.3%, from $5,967,772 in the year ended December 31, 2019, to $12,487,692 in the corresponding period of 2020. This increase was exclusively driven by the addition of the M/V Magic Rainbow, the M/V Magic Horizon and the M/V Magic Nova to our Fleet in the third and fourth quarters of 2020, respectively, which correspondingly increased our Fleet Available days from 545 in the year ended December 31, 2019, to 1,219 in the year ended December 31, 2020, partly counterbalanced by the weaker charter hire rates achieved in certain charter renewals in the current year mostly for the M/V Magic P and the M/V Magic Sun as compared to last year, which we predominantly attribute to the negative impact of the ongoing COVID-19 pandemic. The average daily TCE of our Fleet for the year ended December 31, 2020 was $9,765, or 6.7% lower than the $10,471 earned during the same period ended December 31, 2019, mainly as a result of the weaker charter market rates achieved for certain prolonged periods in 2020 to the majority part of our fleet, but mostly those achieved during the year for the M/V Magic P and M/V Magic Sun, as previously discussed. TCE rate is a non-GAAP measure. Please refer to "Item 3. Key Information— A. Selected Financial Data" for a reconciliation of the TCE rate to Vessel revenues, net, the most directly comparable U.S. GAAP measure.
Voyage Expenses – Voyage expenses consist primarily of brokerage commissions (including commissions from related parties, if any), port expenses, and gain/loss on bunkers. Gain/loss on bunkers may arise where the cost of the bunker fuel sold to the new charterer exceeds/falls short of the cost of the bunker fuel acquired, whereas, loss may also arise due to bunkers consumption due to repositioning, deviation(s) and/or port stay periods. The increase in voyage expenses by $323,526, or by 123.9%, in the years ended December 31, 2019 and 2020, was primarily attributable to (i) higher charges for chartering brokerage commissions, consistent with our higher vessel revenues and (ii) $222,753 of bunker losses we incurred in the year ended December 31, 2020, versus $127,900 of bunker losses in the year ended December 31, 2019, mostly as a result of bunkers consumed during port stay, repositioning and/or deviation periods. The voyage expenses of our fleet, though, on a daily basis, were commensurate with the growth of our fleet since last year.
Vessel Operating Expenses – Vessel operating expenses increased by 165.7%, or $4,644,448, to $7,447,439 during the year ended December 31, 2020, from $2,802,991 during the year ended December 31, 2019. On a daily basis, our operating expenses increased from $5,041 in 2019 to $5,301 in 2020. This increase was largely associated with (i) elevated crew costs for the vast majority of our fleet resulting from difficulties and delays in embarking and disembarking crew on our vessels amid the ongoing COVID-19 pandemic and, (ii) increased spares and repair maintenance costs for the M/V Magic Rainbow.
Management Fees – During the years ended December 31, 2019 and 2020, we incurred $212,300 and $930,500 in management fees, respectively, or an average daily management fee of $382 and $662, respectively. From January 1, 2020, the daily management fee of the vessels then comprising our fleet was $500 per day and on September 1, 2020, we and Pavimar agreed to adjust the daily technical management fee of our fleet from $500 per day to $600 per day. In addition, effective September 1, 2020, we pay Castor Ships a daily commercial management fee of $250. These are the main attributes to the increase in daily management fees in 2020 as compared with the prior year, whereas, the gross increase is also attributed to the growth of our fleet and the resultant increase in our fleet's Ownership Days from 556 in 2019 to 1,405 in 2020.
General and Administrative Expenses
•	Company administration expenses
During the years ended December 31, 2019 and 2020, we incurred Company administration expenses of $378,777 and $1,130,953, respectively. Daily company administration expenses for each of the years ended December 31, 2019 and 2020 were $681 and $804, respectively. The $123 increase in daily administration expenses mainly stemmed from additional legal, investor relations, listing and directors' insurance fees, commensurate with the growth of our business, as well as the quarterly $0.3 million flat fee we pay Castor Ships effective September 1, 2020, in exchange for the management and administration of our business, further discussed under "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions".

•	Public registration costs
Public registration costs decreased by $132,091 or 100.0%, from $132,091 for year ended December 31, 2019 to $0 for the year ended December 31, 2020. Public registration costs relate to the costs incurred by the Company in connection with the Company's registration and listing of its 2,400,000 issued and outstanding common shares on the Norwegian OTC on December 21, 2018 and the NASDAQ Capital Market on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings. After the end of the first quarter of 2019, we did not incur nor do we expect to incur costs of similar nature.
Depreciation and Amortization – Depreciation and amortization expenses are comprised of vessels' depreciation and the amortization of vessels' capitalized dry-dock costs. Depreciation and amortization expenses increased for the year ended December 31, 2020 due to an increase in vessels' depreciation from $556,101 in 2019 to $1,750,434 in 2020 as a result of the increase in our Ownership days which was partly offset by a lower dry-dock amortization charge of $154,529 for the year ended December 31, 2020 versus a relevant charge of $341,070 in the respective period of 2019. Dry-dock days did not significantly vary in the years ended December 31, 2019 and 2020, however, average daily dry-dock amortization cost was approximately $527 during 2020 versus an approximate cost of $1,100 in 2019, which explains the above noted variation to a large extent.
Interest and finance costs, net – The increase by $1,964,027 in net interest and finance costs in the year ended December 31, 2020, as compared with the previous year, is the result of (i) an increase in the level of weighted outstanding indebtedness from approximately $3.5 million in 2019 to approximately $20.2 million in 2020 (partly set-off, however, by the lower level of 5.0% of weighted average interest during 2020 as compared to 5.8% during 2019) and (ii) the non-cash recurring amortization expenses in connection with our existing credit facilities and the non-cash accelerated amortization expenses related to deferred financing costs and to a beneficial conversion feature recognized in connection with our fully repaid, as of December 31, 2020, $5.0 Million Convertible Debentures aggregating to an amount of $1,131,524.
Recent Accounting Pronouncements
Refer to "Note 2. Significant Accounting Policies" to our Consolidated Financial Statements included in this annual report.
Inflation
Inflation has not had a material effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
Currency Fluctuations
Refer to risk factor "Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results". Currency fluctuations have not had a material effect on our expenses.
Impact of Governmental Economic, Fiscal, Monetary or Political Policies
Refer to risk factor "Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business".

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

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, as of the last business day of our most recently completed second fiscal quarter or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
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
We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings from debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying a certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.
For the year ended December 31, 2020, our principal sources of funds were the net proceeds from (i) the issuance of common stock pursuant to the June Equity Offering and the July Equity Offering and the resultant issuance of certain Class A Warrants pursuant to the June Equity Offering and (ii) the incurrence of secured and unsecured debt as discussed below under "Our Borrowing Activities". As of December 31, 2020 and December 31, 2019, we had cash and cash equivalents of $8.9 million and $4.6 million (which excludes $0.5 million of minimum cash restricted in both years under our debt agreements), respectively. Cash and cash equivalents are held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2020, we had a working capital surplus of $2.7 million as compared to a working capital surplus of $3.2 million as of December 31, 2019. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this annual report, will be sufficient to fund the operations of our Fleet, meet our normal working capital requirements and service the principal and interest on our debt.
Capital Expenditures
We make capital expenditures from time to time in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance with cash from operations, debt and equity issuances. As of December 31, 2020, we had no commitments for capital expenditures related to vessel acquisitions. As of the date of this annual report, remaining capital expenditure requirements relating to our recent vessel acquisitions amount to 26.7 million, all due within 2021. We expect to cover such capital expenditures with cash from operations and cash on hand.
In November 2018, we entered into a contract to purchase and install BWMS on our then owned dry bulk carriers, as further amended in October 2019 and December 2020, to reflect our subsequent vessel acquisitions. We completed the BWMS installation on the M/V Magic Sun during the vessel's scheduled dry-docking which took place in the fourth quarter of 2020, whereas, the BWMS system installations on the M/V Magic P and the M/V Magic Moon were granted extensions from the third quarter of 2020 to the third quarter of 2022. It is estimated that the aggregate contractual obligations related to all these purchases as well as purchases on our remaining Fleet vessels (in cases where not already installed), excluding installation costs, will be approximately $0.8 million, with scheduled payments of $0.5 million in 2021 and $0.3 million in 2022. We also expect to cover such cash flow needs with cash from operations and cash on hand.
A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract(s). Such events could have a material adverse effect on our business, financial condition and results of operations.
Equity Issuances
On June 28, 2019, we entered into an equity distribution agreement, or the Equity Distribution Agreement, with Maxim acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an at-the-market, or ATM, program having an aggregate offering price of up to $10,000,000. As of December 31, 2020, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $2.6 million and $2.3 million, respectively, by issuing and selling 618,112 common shares. The net proceeds received under the ATM were used to partly finance the acquisition of the M/V Magic Moon. We have not incurred any further sales under the ATM program since September 2019.
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
On January 27, 2020, we entered into a securities purchase agreement with YAII PN, LTD, pursuant to which we agreed to sell and the Investor agreed to purchase up to three convertible debentures for a maximum aggregate price of $5.0 million, further discussed below under "Our Borrowing Activities". During the period from January 2020 up until June 2020, the Investor had converted the full $5.0 million principal amount and $0.1 million of interest under the $5.0 Million Convertible Debentures for 8,042,078 common shares.

On June 23, 2020, we entered into an agreement with Maxim, acting as underwriter, pursuant to which we offered and sold 59,110,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.01 per common share (a "Pre-Funded Warrant"), and (ii) one Class A Warrant to purchase one common share (a "Class A Warrant"), for $0.35 per unit (or $0.34 per unit including a Pre-Funded Warrant), or the June Equity Offering. The June Equity Offering, which closed on June 26, 2020, resulted in the issuance of 59,082,686 common shares and 59,110,000 Class A Warrants, which also included 7,710,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. In connection with this offering, we raised gross and net cash proceeds of approximately $20.7 million and $18.6 million, respectively. Further, as of March 26, 2021, an aggregate of 58,393,700 Class A Warrants have been exercised at an exercise price of $0.35 per warrant, for which we have received total gross proceeds of approximately $20.4 million.
On July 12, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 57,750,000 common shares in a registered offering (the "July Equity Offering"). In a concurrent private placement, we also issued warrants to purchase up to 57,750,000 common shares (the "Private Placement Warrants"). The aggregate purchase price for each common share and Private Placement Warrant was $0.30. In connection with the July Equity Offering, which closed on July 15, 2020, we received gross and net cash proceeds of approximately $17.3 million and $15.6 million, respectively. Further, as of March 26, 2021, an aggregate of 57,071,360 Private Placement Warrants have been exercised at an exercise price of $0.35 per warrant, for which we have received total gross proceeds of approximately $20.0 million.
On December 30, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 94,750,000 common shares and warrants to purchase 94,750,000 common shares (the "January 5 Warrants") in a registered direct offering which closed on January 5, 2021. The aggregate purchase price for each common share and January 5 Warrant was $0.19. In connection with this offering, we received gross proceeds of approximately $18.0 million and net proceeds of approximately $16.4 million, net of estimated fees and expenses of approximately $1.6 million. All of the January 5 Warrants have been exercised at an exercise price of $0.19 per warrant, for which we have received total gross proceeds of approximately $18.0 million.
On January 8, 2021, we entered into agreements with certain investors pursuant to which we offered 137,000,000 common shares and warrants to purchase 137,000,000 common shares (the "January 12 Warrants") in a registered direct offering. The aggregate purchase price for each common share and January 12 Warrant was $0.19. In connection with this offering, which closed on January 12, 2021, we received gross proceeds of approximately $26.0 million and net proceeds of approximately $24.0 million, net of estimated fees and expenses of approximately $2.0 million. All of the January 12 Warrants have been exercised at an exercise price of $0.19 per warrant, for which we have received total gross proceeds of approximately $26.0 million.
Our Borrowing Activities
As of December 31, 2020, we had $18.5 million of gross indebtedness outstanding under our debt agreements, of which $7.2 million matures in the twelve-month period ending December 31, 2021. Our contractual commitments, as of December 31, 2020, primarily relate to debt and interest repayments of $20.0 million under our credit facilities, of which approximately $7.8 million mature in less than one year. As of December 31, 2020, we also were in compliance with all the financial and liquidity covenants contained in the Alpha Bank Facility (defined below) and the Chailease Financial Services Facility.
$5.0 Million Term Loan Facility
On August 30, 2019, we entered into a $5.0 million unsecured term loan with Thalassa Investment Co. S.A., or Thalassa, an entity affiliated with Petros Panagiotidis, or the $5.0 Million Term Loan Facility. The proceeds from the $5.0 Million Term Loan Facility were used to partly finance the acquisition of the M/V Magic Sun. The entire loan amount was drawn down on September 3, 2019. The $5.0 Million Term Loan Facility bears a fixed interest rate at 6.0% per annum and had an original bullet repayment on March 3, 2021, a date which was eighteen (18) months after the drawdown date. On March 2, 2021, the maturity of the $5.0 Million Term Loan Facility was extended for an additional six-month term on similar terms with those of the original loan agreement. The $5.0 Million Term Loan Facility may be prepaid in whole or in part at any time prior to its maturity, at our option. The $5.0 Million Term Loan Facility contains event of default provisions and covenants customary for unsecured facilities of this type, including, but not limited to, failure to pay, bankruptcy and insolvency, material litigation, change of business, as further set forth in the provisions of the $5.0 Million Term Loan Facility. The $5.0 Million Term Loan Facility does not impose any financial covenant requirements or other minimum liquidity restrictions on us.

Alpha Bank Facility - $11.0 Million Senior Secured Credit Facility
On November 22, 2019, Spetses Shipping Co. and Pikachu Shipping Co., our wholly-owned subsidiaries, concluded as co-borrowers, or the Borrowers, our first secured financing in the amount of $11.0 million, or the Alpha Bank Facility, the net proceeds of which were drawn down on December 2, 2019. The Alpha Bank Facility has a term of five years from the drawdown date, bears interest at 3.50% over LIBOR per annum and is repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment payable at maturity, on December 2, 2024. The facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels' owning subsidiaries, manager's undertakings and is guaranteed by Castor.
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

Chailease Financial Services Facility - $4.5 Million Senior Secured Credit Facility
On January 23, 2020, pursuant to the terms of a credit agreement, Bistro Maritime Co., our wholly-owned subsidiary, entered into a $4.5 million secured term loan facility with Chailease International Financial Services Co., Ltd., or the Chailease Financial Services Facility. The loan was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment payable at maturity and bears interest at 4.50% plus LIBOR per annum. The facility contains a standard security package including a first preferred mortgage on the vessel, pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel's earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower, and is guaranteed by the Company and Pavimar. Pursuant to the terms of the Chailease Financial Services Facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrower to maintain a certain credit balance with the lender (the "Cash Collateral") as well as certain customary, for this type of facilities, negative covenants. The credit agreement governing the Chailease Financial Services Facility also requires maintenance of a minimum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the Cash Collateral), to the aggregate principal amount of the loan.
$5.0 Million Convertible Debentures
On January 27, 2020, we entered into a securities purchase agreement with the Investor, pursuant to which, on January 27, 2020, February 10, 2020 and February 19, 2020, we issued and sold to the Investor three convertible debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively. The $5.0 Million Convertible Debentures originally matured 12 months from their issuance dates and bore fixed interest at 6% per annum. As of June 9, 2020, the Investor had converted the aggregate $5.0 million of principal and $0.1 million of interest due under the $5.0 Million Convertible Debentures for 8,042,078 common shares.

$15.3 Million Term Loan Facility
On January 22, 2021, pursuant to the terms of a credit agreement, Pocahontas Shipping Co. and Jumaru Shipping Co., our wholly-owned subsidiaries, entered into the $15.3 Million Term Loan Facility with Hamburg Commercial Bank AG. The loan was drawn down on January 27, 2021, is repayable in sixteen (16) equal quarterly installments of $471,000 each, plus a balloon installment payable at maturity and bears interest at 3.30% plus LIBOR per annum. The facility contains a standard security package including first preferred mortgages on the vessels, pledge of bank accounts, charter assignments, shares pledge and a general assignment over the vessels' earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers, and is guaranteed by the Company. Pursuant to the terms of the $15.3 Million Term Loan Facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain credit balance with the lender (the "Liquidity Accounts"), to maintain and gradually fund certain dry-dock reserve accounts (the "Dry-dock Reserve Accounts") in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. The credit agreement governing the $15.3 Million Term Loan Facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the fair market value of the collateral vessels, (ii) the value of the Liquidity Accounts, (iii) the value of the Dry-dock Reserve Accounts and (iv) any additional security provided, over the aggregate principal amount outstanding of the loan.
The Company intends to use the net proceeds from the $15.3 Million Term Loan Facility to support the Company's growth plans and for general corporate purposes.
Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities for the years ended December 31, 2020 and 2019:
	For the year ended
(In US Dollars)	December 31, 2019	December 31, 2020
Net cash provided by/ (used in) operating activities	2,311,962	(2,343,809)
Net cash used in investing activities	(17,227,436)	(35,472,173)
Net cash provided by financing activities	18,087,133	42,183,946

Operating Activities: For the year ended December 31, 2020, net cash used in operating activities amounted to $2.3 million, consisting of net income after non-cash items of $1.1 million less a decrease in working capital by $3.4 million. For the year ended December 31, 2019, net cash provided by operating activities amounted to $2.3 million, consisting of net income after non-cash items of $2.0 million plus an increase in working capital of $0.3 million. The major driver of the decrease in cash provided by/ (used in) operating activities is the increase in interest costs paid as discussed in "Item 5. Operating and Financial Review and Prospects", as compared to the fiscal year ended December 31, 2019, further impacted by (i) increased cash outflows related to dry-docking capitalized expenses by $1.3 million in 2020 compared to 2019, (ii) decreased cash inflows from trade receivables by $1.6 million and (iii) other negative cash flow variations in working capital accounts during the fiscal year ended December 31, 2020 as compared with the fiscal year ended December 31, 2019.
Investing Activities: Net cash used in investing activities in the fiscal year ended December 31, 2020 reflects the cash outflows associated with (i) the acquisitions of the M/V Magic Rainbow, the M/V Magic Horizon and the M/V Magic Nova in the third and fourth quarters of  2020 and (ii) the BWMS installations on the M/V Magic P and the M/V Magic Sun. Net cash used in investing activities in the fiscal year ended December 31, 2019 reflects the cash outflows associated with the acquisition of the M/V Magic Sun in September 2019 and of the M/V Magic Moon in October 2019.
Financing Activities: Net cash from financing activities of $42.2 million for the year ended December 31, 2020 consisted of (i) the net cash proceeds received pursuant to the June Equity Offering and the July Equity Offering amounting to $35.3 million, (ii) proceeds of $9.5 million in the period from the $5.0 Million Convertible Debentures and the Chailease Financial Services Facility, (iii) principal scheduled repayments under our credit facilities amounting to $2.0 million and (iv) payment of deferred finance costs in connection with the closing of our debt agreements in an aggregate amount of $0.6 million.

C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for dry bulk and tanker vessels are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Cyclical Nature of the Industry".
While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to come to a stop and, therefore, no longer exert the considerable pressure that it did on charter rates in recent years. There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. Charter rates may remain at current levels for some time, which may adversely affect our future growth potential and our profitability. Also, the Company's business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to the COVID-19 pandemic. The Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.
E.	Off Balance Sheet Arrangements
As of December 31, 2020, we did not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2020:
		Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$18,450,000	$7,200,000	$4,400,000	$6,850,000	$-
Interest on long-term debt (1)	1,539,058	557,163	744,892	237,003	-
Administration fees - Castor Ships (2)	5,600,000	1,200,000	2,400,000	2,000,000	-
Management fees- Pavimar & Castor Ships (2)	8,690,400	1,861,500	3,723,000	3,105,900	-
Capital expenditures related to BWMS purchases (3)	849,122	495,871	353,251	-	-
Total	$35,128,580	$11,314,534	$11,621,143	$12,192,903	$-
__________________________
(1)
Our variable rate long-term debt outstanding as of December 31, 2020 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the LIBOR specific to our variable rate credit facilities as of December 31, 2020, and our applicable margin rate.

(2)	For further discussion on our contractual relationship with our managers, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions".
(3)
Our calculation of the contractual obligations related to BWMS purchases as of December 31, 2020 excludes installation costs and other unforeseen costs that we might incur as part of the systems' installation and has been made on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.2271 as of December 31, 2020. For further discussion regarding the respective commitments, please see section Capital Expenditures above.

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
Vessels' Depreciation
We record the value of our dry bulk vessels at their cost (which includes the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the vessels' remaining economic useful life, estimated to be 25 years from the date of initial delivery from the shipyard, after considering the estimated residual value. Residual value is estimated by taking an estimated steel scrap rate times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Changes in the useful life of a vessel or in its residual value affect the depreciable amount of the vessels and affect the depreciation expense in the period of the revision and in future periods. Our vessels, being secondhand vessels, are depreciated from the date of their acquisition through their remaining estimated useful life. The assumptions inherent in the calculation of vessels' depreciation are based on current and historical market trends. We do not expect these assumptions to change in the near future unless market trends will indicate otherwise. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Vessel Lives and Impairment
The carrying value of each of our vessels represents its original cost (contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its intended use) at the time of delivery or purchase less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred. The Company reviews for impairment its long-lived assets held and used whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical.

The table below specifies (i) the carrying value of each of our vessels as of December 31, 2020 and 2019 and (ii) which of those vessels we believe had a charter-free market value below its carrying value. We believe that the aggregate carrying value of the vessels indicated with an asterisk below exceeded their aggregate basic charter-free market value by approximately $0.8 million as of December 31, 2020. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net loss if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.
Our estimates of basic market value assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for the vessels received from a third-party independent shipbroker approved by our financing providers. Vessel values are highly volatile. Accordingly, as such, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.
Vessels	Date acquired	Carrying value as of December 31, 2020 (in millions of United States dollars)		Carrying value as of December 31, 2019 (in millions of United States dollars)
Magic P	21/02/2017	$6.8		$6.7
Magic Sun	05/09/2019	$6.9	*	$6.8
Magic Moon	20/10/2019	$9.6	*	$10.2
Magic Rainbow	08/08/2020	$8.0		$-
Magic Horizon	09/10/2020	$12.9		$-
Magic Nova	15/10/2020	$13.8		$-
Total		$58.0		$23.7
______________________
* Indicates vessels for which we believe that, as of December 31, 2020, the carrying value exceeded the charter-free market value. As discussed below, we believe that the carrying values of our vessels as of December 31, 2020 and 2019 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.
We performed undiscounted cash flow tests as of December 31, 2020, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:
•	the charter revenues from existing time charters for the fixed fleet days;
•	estimated vessel operating expenses and voyage expenses;
•	estimated dry-docking expenditures;
•
an estimated gross daily charter rate for the unfixed days (based on the ten-year average of the historical six-months and one-year time charter rates available for each type of vessel) over the remaining economic life of each vessel, excluding days of scheduled off-hires and net of  commissions;

•	residual value of vessels;
•	commercial and technical management fees;
•	an estimated utilization rate; and
•	the remaining estimated life of our vessels.

The net operating undiscounted cash flows are then compared with the vessels' net book value plus unamortized dry-docking costs. The difference, if any, between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company's accounts as impairment loss.
Although we believe that the assumptions used to evaluate potential impairment, which are largely based on the historical performance of our fleet, are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels' lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment.
Our assumptions, based on historical trends, and our accounting policies are as follows:
•
in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account commercial considerations and regulatory restrictions;
•
estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year average historical time charter rate is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

• it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;
• it reflects the type of business conducted by us (period as opposed to spot);
• it includes at least one market cycle; and
• respective data series are adequately populated.
•	estimates of vessel utilization, including estimated off-hire time are based on the historical experience of our fleet;
•
estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel's lightweight tonnage and an estimated scrap rate; and
•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.
The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2020, we would begin recording impairment on the first vessel that will incur impairment if time charter declines by 7% from their ten-year historical averages.
Based on the above assumptions we determined that the undiscounted cash flows support the vessels' carrying amounts as of December 31, 2020.

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
Name	Age	Position
Petros Panagiotidis	31	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	40	Secretary and Class B Director
Georgios Daskalakis	31	Class A Director

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.
Petros Panagiotidis, Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Petros Panagiotidis, is the founder of Castor Maritime Inc. He has been serving as the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer since our inception in 2017. During his years with Castor Maritime he has been actively engaged in the successful company’s listing on the NASDAQ Capital Market in February 2019. He is responsible for the implementation of our business strategy and the overall management of our affairs. Prior to founding Castor Maritime, he gained extensive experience working in shipping and investment banking positions focused on operations, corporate finance and business management. He holds a bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s Degree in Management and Systems from the New York University.

Dionysios Makris, Secretary and Class B Director
Dionysios Makris has been a non-executive member and Secretary of our Board since our establishment in September 2017. He is a lawyer and has been a member of the Athens Bar Association since September 2005. He is currently based in Piraeus, Greece and is licensed to practice law before the Supreme Court of Greece. He practices mainly shipping and commercial law and is involved in both litigation and transactional practice. He holds a Bachelor of Laws degree from the Law School of the University of Athens, Greece and a Master of Arts degree in International Relations from the University of Warwick, United Kingdom.
Georgios Daskalakis, Class A Director
Georgios Daskalakis has been a non-executive member of our Board since our establishment in September 2017. He has invested all of his professional life in the shipping industry and held various positions for different prominent companies. From 2013 to 2015, he was an insurance officer at Minerva Marine Inc.  Later on, from 2015 to 2017, he served as an operator of tanker vessels at Trafigura Maritime Logistics PTE Ltd. He is currently employed at M/Maritime Corp., a company he has been with since 2017 and in which he has held several positions. Currently, he serves as a Chief Commercial Officer and Chairman of the Board of Directors. He holds a Bachelor's degree from Babson College with a concentration on Economics and Finance as well as a Master of Science degree in Shipping, Trade and Finance from the Costas Grammenos Centre for Shipping, Trade and Finance, Cass Business School, City University of London.

B.	Compensation
Compensation of Directors
The compensation payable to our Chairman, Chief Executive Officer and Chief Financial Officer for the years ended December 31, 2020, and December 31, 2019, which includes the three-month transition period ended December 31, 2018, amounted to $0.01 million and $0.01 million, respectively. Effective October 1, 2020, we terminated the compensation payments towards our Chief Executive Officer and Chief Financial Officer. Subsequent to the termination of our executive compensation payments, the services rendered by our Chairman, Chief Executive Officer and Chief Financial Officer are included in our master agreement with Castor Ships described under "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions", below. For the year ended December 31, 2020, we paid our non-executive directors fees in the aggregate amount of $20,000 per annum, or $10,000 per director per annum, plus reimbursement for their out-of-pocket expenses. We did not pay our non-executive directors any compensation since our inception until December 31, 2019. Our Chief Executive Officer and Chief Financial Officer who also serves as our director does not receive additional compensation for his service as director.
C.	Board Practices
Our Board currently consists of three directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At our annual meeting of shareholders held on November 25, 2020, our shareholders re-elected our Class C director to serve until the annual meeting of shareholders to be held in 2023 and approved the granting of discretionary authority to our Board to effect one or more reverse stock splits of our issued common shares, at a ratio of not less than one-for-two and not more than one-for-75 and in the aggregate at a ratio of not more than one-for-75, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Board, or any duly constituted committee thereof. The term of office of our Class A director expires at the annual meeting of shareholders to be held in 2021, and the term of office our Class B director expires at the annual meeting of shareholders to be held in 2022. Officers are appointed from time to time by our Board and hold office until a successor is appointed. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.
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
With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see "Item 7. Major Shareholders and Related Party Transactions". Please also see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series B Preferred Shares relative to the rights of holders of shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
Based on information available to us, including information contained in public filings, as of March 26, 2021, there were no beneficial owners of 5% or more of our common shares. The following table sets forth certain information regarding the beneficial ownership of common shares and Series B Preferred Shares of all of our directors and officers as of March 26, 2021.
All of our common shareholders are entitled to one vote for each common share held.
The percentage of beneficial ownership is based on 707,157,936 common shares outstanding as of March 26, 2021.
Name of Beneficial Owner	No. of Common Shares	Percentage
All executive officers and directors as a group (1) (2)	-	-%
______________________
(1)	Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common shares.
(2)
Petros Panagiotidis owns 1,124,094 common shares and 12,000 Series B Preferred Shares (representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of one hundred thousand (100,000) common shares). Please see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series B Preferred Shares relative to the rights of holders of shares of our common stock.

B.	Related Party Transactions
From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future.
Management, Commercial and Administrative Services
Our vessels are technically managed by Pavimar, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Under the technical management agreements, our ship-owning subsidiaries pay a $600 daily fee to Pavimar for the provision of a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting and audit support services, which it may choose to subcontract to other parties at its discretion. Pavimar and one of our wholly-owned subsidiaries have entered into a management agreement with Fleet Ship Management Inc. ("Fleet Ship"), a third-party ship-management company, pursuant to which Fleet Ship provides technical management to the M/V Magic Nova. Pavimar pays, at its own expense, Fleet Ship a fee for the services it has subcontracted to it, without burdening the Company with any additional cost. The technical management agreements have a term of five years and such term automatically renews for a successive five-year term on each anniversary of their effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Pavimar management agreements are terminated by the ship-owning subsidiaries other than by reason of default by Pavimar, a termination fee equal to four times the total amount of the daily management fee calculated on an annual basis shall be payable from the ship-owning subsidiaries to Pavimar. The technical management agreements also provide that the management fees shall be subject to an annual review on their anniversary.

Our vessels are commercially managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer. Castor Ships manages our business overall and provides us with commercial, chartering and administrative services, including, but not limited to, securing employment for our Fleet, arranging and supervising the vessels' commercial operations, handling all of the Company's vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. In exchange for these services, we and our subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of our business, (ii) a daily fee of $250 per vessel for the provision of commercial services, (iii) a commission rate of 1.25% on all charter agreements and (iv) a commission of 1% on each sale and purchase transaction. The Castor Ships management agreements have a term of five years and such term automatically renews for a successive five-year term on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships management agreements are terminated by the Company, or are terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company, Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis. The commercial ship management agreements with Castor Ships also provide that the management fees shall be subject to an annual review on their anniversary.
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
$7.5 Million Shareholder Bridge Loan
On October 20, 2019, we took delivery of the Magic Moon that was purchased for $10.2 million from a third party in which a family member of Petros Panagiotidis has an interest. The purchase of the Magic Moon was financed using a combination of cash on hand, the net cash proceeds from sales under our ATM Program received through September 30, 2019 and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to us by an entity controlled by Petros Panagiotidis, or the $7.5 Million Shareholder Bridge Loan. The $7.5 Million Shareholder Bridge Loan, originally maturing on December 31, 2019, allowed us to timely partly finance the Magic Moon acquisition while in the meantime assessing financing options for our Fleet. Our Board and a special committee consisting of disinterested and independent members of the Board approved the $7.5 Million Shareholder Bridge Loan. On December 6, 2019, we repaid the $7.5 Million Shareholder Bridge Loan in full by partially using the net proceeds received under the Alpha Bank Facility, further discussed under "Item 5 –Liquidity and Capital Resources – Our Borrowing Activities".
2019 Commercial Services
During 2019, we occasionally used the commercial services of Alexandria Enterprises S.A., ("Alexandria") an entity controlled by a family member of the Company's Chairman, Chief Executive Officer and Chief Financial Officer. In exchange for these services, Alexandria charged the Company a commission rate equal to 1.25% of the gross charter hire, freight and the ballast bonus earned under a charter agreement. During the year ended December 31, 2019, commissions charged by Alexandria amounted to $40,471. We did not incur any charges from Alexandria during the year ended December 31, 2020 and we no longer use the services of Alexandria.

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
Any dividends paid by us may be treated as ordinary income to a U.S. shareholder. Please see the section entitled "Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions" for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The dry bulk and tanker charter markets are cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterer's ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this annual report titled "Risk Factors".
Dividends on our Series A Preferred Shares accrue and are cumulative starting on January 1, 2022 and are payable on each June 15 and December 15, when, as and if declared by our Board or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series A Preferred Shares is 9.75% per annum per share. Please see the section herein "Item 10. Additional Information —B. Memorandum and Articles of Association —Description of Series A Preferred Shares" for a description of the dividend terms of the Series A Preferred Shares.

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
We have not paid any dividends to our shareholders as of the date of this annual report.
B.	Significant Changes
Not applicable.
ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details
Our common shares currently trade on the Norwegian OTC, or the NOTC, under the symbol "CASTOR" and on the Nasdaq Capital Market under the symbol "CTRM".
B.	Plan of Distribution
Not applicable.
C.	Markets
Please see "Item 9. The Offer and Listing—A. Offer and Listing Details".
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
Articles of Association and Bylaws
The description of our Articles of Incorporation is incorporated by reference from our registration statement on Form F-4 (Registration No. 333-224242), which was filed with the Securities and Exchange Commission on April 11, 2018. Our Articles of Incorporation were filed as Exhibit 3.1 to the F-4 Registration Statement and are hereby incorporated by reference into this annual report.

Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization
Under our Articles of Incorporation, our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 707,157,936 common shares were issued and outstanding as of March 26, 2021, and 50,000,000 preferred shares, par value $0.001 per share, of which 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares are currently issued and outstanding.
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
Share History
On September 22, 2017, we entered into an exchange agreement, or the Exchange Agreement, with Spetses Shipping Co., or Spetses, and its shareholders. Under the terms of the Exchange Agreement, we issued 2,400,000 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares of the Company in exchange for all of the issued and outstanding common shares of Spetses.
On November 21, 2017, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of November 20, 2017, by and between us and American Stock Transfer & Trust Company, LLC, as rights agent. For more information, please see "Stockholders Rights Agreement" below. In connection with the Stockholders Rights Agreement, we designated 3,000 shares as Series C Participating Preferred Shares, none of which are outstanding as of the date of this annual report.
Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Equity Issuances" for a description of the Company's equity issuances.
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
The Series A Preferred Shares entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our Board out of legally available funds for such purpose. Each Series A Preferred Share has a fixed liquidation preference of $30.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. See "Liquidation Rights " below.
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
We may issue additional common shares, additional Series A Preferred Shares and Junior Stock. Except as described in the Series A Preferred Shares Statement of Designation, the Board has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series of Junior Stock before the issuance of any shares of that series. The Board shall also determine the number of shares constituting each series of securities.
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
Voting Rights
The Series A Preferred Shares have no voting rights except as provided by Marshall Islands law. Unless the Company shall have received the affirmative vote or consents of the holders of at least two thirds of the outstanding Series A Preferred Shares, voting as a single class, the Company may not adopt any amendment to its Articles of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares.
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

(e) Certificate. If only a portion of the Series A Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent, the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of shares of Series A Preferred Shares represented by the surrendered certificate that have not been called for redemption.
Description of Series B Preferred Shares
On September 22, 2017, we issued 12,000 shares of Series B Preferred Shares to Thalassa, under the Exchange Agreement. Each Series B Preferred Share has the voting power of one hundred thousand (100,000) common shares.
The Series B Preferred Shares have the following characteristics:
•	Conversion. The Series B Preferred Shares are not convertible into common shares.
•	Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and count for 100,000 votes for purposes of determining quorum at a meeting of shareholders.
•	Distributions. The Series B Preferred Shares have no dividend or distribution rights.
•	Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as the common shares.
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

Description of the Class A Warrants
The following summary of certain terms and provisions of our Class A Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of Class A Warrant, which is filed as an exhibit to our registration statement on Form F-1/A (Registration No. 333-238990), filed with the Commission on June 23, 2020. Prospective investors should carefully review the terms and provisions set forth in the form of Class A Warrant.
Exercisability. The Class A Warrants are exercisable at any time after their original issuance up to the date that is five years after their original issuance. Each of the Class A Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant. No fractional common shares will be issued in connection with the exercise of a Class A Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.
Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $0.35 per share. The exercise price and number of common shares issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The Class A Warrants will be immediately exercisable and may be exercised at any time until they are exercised in full.
Transferability. Subject to applicable laws, the Class A Warrants may be offered for sale, sold, transferred or assigned without our consent.
Exchange Listing. We do not intend to apply for the listing of the Class A Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants will be limited.
Rights as a Shareholder. Except as otherwise provided in the Class A Warrants or by virtue of such holder's ownership of our common shares, the holder of a Class A Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Class A Warrant.
Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class A Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class A Warrants immediately prior to such fundamental transaction.
Governing Law. The Class A Warrants and warrant agreement are governed by New York law.

Description of the Private Placement Warrants
Each Private Placement Warrant is exercisable at any time after its original issuance for $0.35 per common share and has a term of 5 years. If a registration statement registering the resale of the common shares underlying the Private Placement Warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the Private Placement Warrants, the holder may, in its sole discretion, elect to exercise the Private Placement Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Private Placement Warrant. The Private Placement Warrant contains certain damages provisions pursuant to which we have agreed to pay the holder certain damages if we do not issue the shares in a timely fashion. A holder will not have the right to exercise any portion of the Private Placement Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our common shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the Private Placement Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election. The exercise price of the Private Placement Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Private Placement Warrants with the same effect as if such successor entity had been named in the Private Placement Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Private Placement Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of Private Placement Warrant holders, will be obligated to purchase any unexercised portion of the Private Placement Warrants in accordance with the terms of such Private Placement Warrants. We have also agreed to file a registration statement to register the resale of the common shares underlying the Private Placement Warrants within 30 calendar days from the date of the Securities Purchase Agreement. We have also agreed to use commercially reasonable efforts to cause such registration to become effective and to keep such registration statement effective at all times until no investor owns any Private Placement Warrants or shares issuable upon exercise thereof.
Description of the January 5 and January 12 Warrants
Each January 5 Warrant and January 12 Warrant was exercisable for $0.19 per common share and for a term of 5 years. All of the January 5 and January 12 Warrants were exercised in full prior to the date of this annual report, resulting in the issuance of an aggregate of 231,750,000 common shares for an aggregate exercise price of approximately $44.0 million.
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
We refer you to "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources" and "Item 7 Major Shareholders and Related Party Transactions – B. Related Party Transactions" for a discussion of the contracts to which we are a party, that we consider to be both material and not entered into in the ordinary course of business during the two-year period immediately preceding the date of this annual report. Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report. Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party during the two-year period immediately preceding the date of this annual report.
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
Due to the wide publicly-held nature of our common stock, we do not expect that we will be able to satisfy the requirements of the 50% Ownership Test. Therefore, we will be exempt from U.S. federal income taxation on our U.S. source shipping income if we are able to satisfy the Publicly-Traded Test.
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is "primarily traded" on the Nasdaq Capital Market.
Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Although our common stock is listed on the Nasdaq Capital Market, our common stock may not represent more than 50% of the voting power of all classes of stock entities to vote.
Because our common stock may not have represented more than 50% of the voting power of all classes of our stock entitled to vote, notwithstanding that it was traded on the Nasdaq Capital Market in 2020, we intend to take the position on our 2020 U.S. federal income tax returns that we did not satisfy the Publicly-Traded Test.  However, we may qualify for the exemption under Section 883 in future taxable years, although no assurance can be given in this regard.

Taxation in the Absence of Exemption under Section 883 of the Code
Because the benefits of Section 883 of the Code may be unavailable, we intend to take the position that our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, is subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime," for the 2020 taxable year. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.
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
Other Tax Considerations
In addition to the income tax consequences discussed above, the Company may be subject to tax, including tonnage taxes, in one or more other jurisdictions where the Company conducts activities. All our vessel-owning subsidiaries are subject to tonnage taxes. Generally, under a tonnage tax, a company is taxed based on the net tonnage of qualifying vessels such company operates, independent of actual earnings. The amount of any such tax imposed upon our operations may be material.
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
Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future results of operations. As of December 31, 2020, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $13.5 million. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have increased our net loss in the year ended December 31, 2020 by approximately $0.1 million based upon our floating interest-bearing debt level during 2020. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our previously announced and/or potential acquisitions of vessels from affiliated or unaffiliated third parties. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors" for a discussion on the risks associated with LIBOR, among others.
Foreign Currency Exchange Rate Risk
We generate all of our revenue in U.S. dollars. The minority of our vessels' operating expenses (approximately 18.0% for the year ended December 31, 2020) and the minority of our general and administrative expenses (approximately 10.2%) are in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2020, these non-US dollar expenses represented 11.7% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.
Inflation Risk
Inflation has not had a material effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
The accumulated, but not declared, due and overdue dividends on the Series A Preferred Shares as of September 30, 2018 and December 31, 2018, 2019 and 2020, amounted to $1,646,775, $2,668,770, $0 and $0, respectively.
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
Management, under the supervision and with the participation of our Chairman, Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this annual report, as of December 31, 2020.

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
Based upon that evaluation, our Chairman, Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2020.
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
Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2020. Based upon that evaluation, our management with the participation of our Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2020.

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
We adopted a code of ethics that applies to any of our employees, including our principal executive and financial officer. The code of ethics may be downloaded from our website (www.castormaritime.com). Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of ethics at no cost. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2020, no such amendment was made or waiver granted.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
Aggregate fees billed to the Company for the years ended December 31, 2019 and 2020 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. No other non-audit, tax or other fees were charged.
	For the year ended
In U.S. dollars	December 31, 2019	December 31, 2020
Audit Fees	140,385	188,750

Audit-Related Fees
Not applicable.
Tax Fees
Not applicable.
All Other Fees
Not applicable.
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

•
Executive Sessions. The Nasdaq requires that non-management directors meet regularly in executive sessions without management. The Nasdaq also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management.

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
The financial information required by this Item is set forth on pages F-1 to F-31 filed as part of this annual report.
ITEM 19.	EXHIBITS
1.1
Articles of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

1.2	Bylaws of the Company incorporated by reference to Exhibit 3.2 to the Company's registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

2.1	Form of Common Share Certificate incorporated by reference to Exhibit 4.1 of the Company's registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.3	Form of Class A Warrant incorporated by reference to Exhibit 4.2 of the Company's report on Form 6-K furnished to the Securities and Exchange Commission on June 29, 2020.

2.4	Form of Common Share Purchase Warrant incorporated by reference to Exhibit 4.3 of the Company's report on Form 6-K furnished to the Securities and Exchange Commission on July 15, 2020.

4.1
Stockholder Rights Agreement dated as of November 20, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent incorporated by reference to Exhibit 10.2 to the Company's registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.2
Statement of Designation of the Rights, Preferences and Privileges of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 22, 2017 incorporated by reference to Exhibit 3.3 to the Company's registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.3
Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on October 10, 2019 incorporated by reference to Exhibit 99.2 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2019.

4.4
Statement of Designation of the Rights, Preferences and Privileges of the Rights, Preferences and Privileges of the Series B Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 22, 2017 and incorporated by reference to Exhibit 3.4 to the Company's registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.5
Statement of Designation of the Rights, Preferences and Privileges of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 29, 2017 and incorporated by reference to Exhibit 3.5 to the Company's registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.6
Securities Purchase Agreement by and between the Company and YAII PN, Ltd. dated January 27, 2020 incorporated by reference to Exhibit 10.1 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2020.

4.7
Registration Rights Agreement by and between the Company and YAII PN, Ltd. dated January 27, 2020 incorporated by reference to Exhibit 10.2 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2020.

4.8	Form of Convertible Debenture incorporated by reference to Exhibit 10.3 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2020.

4.9
Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., incorporated by reference to Exhibit 10.1 of the Company's registration statement on Form F-4 filed with the Securities and Exchange Commission on April 11, 2018.

4.10
Waiver and Consent Agreement entered into by the Company and all holders of the issued and outstanding 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares, dated October 10, 2019 incorporated by reference to Exhibit 99.3 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2019.

4.11
$5.0 Million Term Loan Facility, dated August 30, 2019, between Thalassa Investment Co. S.A., as lender, and the Company, as borrower, incorporated by reference to Exhibit 4.7 of the Company's transition report on Form 20-F filed with the Securities and Exchange Commission on December 16, 2019.

4.12
$7.5 Million Bridge Loan, dated October 17, 2019, between Thalassa Investment Co. S.A., as lender, and the Company, as borrower, incorporated by reference to Exhibit 4.8 of the Company's transition report on Form 20-F filed with the Securities and Exchange Commission on December 16, 2019.

4.13
$11.0 Million Secured Term Loan Facility, dated November 22, 2019, by and among Alpha Bank A.E., as lender, and  Pikachu Shipping Co. and Spetses Shipping Co., as borrowers, incorporated by reference to Exhibit 4.9 of the Company's transition report on Form 20-F filed with the Securities and Exchange Commission on December 16, 2019.

4.14
The $4.5 Million Secured Loan Agreement, dated January 23, 2020, by and among Chailease International Financial Services Co., Ltd., as lender, Bistro Maritime Co., as borrower, and the Company and Pavimar S.A., as guarantors, incorporated by reference to Exhibit 10.1 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on February 4, 2020.

4.15
$15.3 Million Term Loan Facility, dated January 22, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, as lenders, and Pocahontas Shipping Co. and Jumaru Shipping Co., as borrowers.

4.16	First Supplemental Agreement to the $5.0 Million Term Loan Facility, dated August 30, 2019, between Thalassa Investment Co. S.A., as lender, and the Company, as borrower.

4.17
Master Management Agreement, dated September 1, 2020, by and among the Company, its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 99.3 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020.

4.18
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated July 12, 2020, incorporated by reference to Exhibit 4.2 of the Company's report on Form 6-K furnished with the Securities and Exchange Commission on July 15, 2020.

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

CASTOR MARITIME INC.

/s/ Petros Panagiotidis	March 30, 2021
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2019 and 2020	F-3

Consolidated Statements of Comprehensive Income/ (Loss) for the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020	F-4

Consolidated Statements of Shareholders’ Equity for the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020	F-5

Consolidated Statements of Cash Flows for the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Castor Maritime Inc.,
Majuro, Republic of the Marshall Islands
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows, for the year ended September 30, 2018, the three months ended December 31, 2018, the year ended December 31, 2019 and the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended September 30, 2018, the three months ended December 31, 2018, the year ended December 31, 2019 and the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
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
March 30, 2021

We have served as the Company's auditor since 2017.

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2019 and 2020
(Expressed in U.S. Dollars – except for share data)
ASSETS		December 31,	December 31,
CURRENT ASSETS:	Note	2019	2020
Cash and cash equivalents		$4,558,939	$8,926,903
Accounts receivable trade, net		216,485	1,302,218
Due from related party	3	759,386	1,559,132
Inventories		143,534	714,818
Prepaid expenses and other assets		375,255	1,061,083
Deferred charges, net		167,298	—
Total current assets		6,220,897	13,564,154

NON-CURRENT ASSETS:
Vessels, net	5	23,700,029	58,045,628
Restricted cash	6	500,000	500,000
Prepaid expenses and other assets, non-current	6	—	200,000
Deferred charges, net	4	—	2,061,573
Total non-current assets		24,200,029	60,807,201

Total assets		$30,420,926	$74,371,355

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net	6	1,522,895	2,102,037
Current portion of long-term debt, related party	3, 6	—	5,000,000
Accounts payable		410,592	2,078,695
Due to related party, current	3	—	1,941
Deferred revenue, net		493,015	108,125
Accrued liabilities (including $100,000 and $405,000 accrued interest to related party for years ended December 31,2019 and 2020, respectively)	3	556,248	1,613,109
Total current liabilities		2,982,750	10,903,907

Commitments and contingencies	9

NON-CURRENT LIABILITIES:
Long-term debt, net	6	9,234,165	11,083,829
Long-term debt, related party	3, 6	5,000,000	—
Total non-current liabilities		14,234,165	11,083,829

SHAREHOLDERS' EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 3,318,112 shares issued and outstanding as of December 31, 2019 and 131,212,376 issued and outstanding as of December 31, 2020	7	3,318	131,212
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	7
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares (liquidation preference of $30 per share), 480,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively	7	480	480
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively	7	12	12
Additional paid-in capital		12,763,403	53,568,650
Retained earnings/ (Accumulated deficit)		436,798	(1,316,735)
Total shareholders' equity		13,204,011	52,383,619

Total liabilities and shareholders' equity		$30,420,926	$74,371,355
The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) For the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020
(Expressed in U.S. Dollars – except for share data)

		Year Ended September 30,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2018	2018	2019	2020
REVENUES:
Vessel revenues (net of commissions to charterers of $153,406, $43,125 ,$302,556 and $629,015 respectively)		$3,960,822	$1,111,075	$5,967,772	$12,487,692
Total revenues		3,960,822	1,111,075	5,967,772	12,487,692

EXPENSES:
Voyage expenses (including $40,471 and $29,769 to related parties for the years ended December 31, 2019 and 2020, respectively)	3,12	(37,373)	(19,556)	(261,179)	(584,705)
Vessel operating expenses	12	(1,727,770)	(432,544)	(2,802,991)	(7,447,439)
Management fees to related parties	3	(111,480)	(29,440)	(212,300)	(930,500)
Depreciation and amortization	4,5	(637,611)	(177,378)	(897,171)	(1,904,963)
Provision for doubtful accounts	2	—	—	—	(37,103)
General and administrative expenses	13
- Company administration expenses (including $400,000 to related party for the year ended December 31, 2020)		(109,233)	(22,954)	(378,777)	(1,130,953)
- Public registration costs		(350,167)	(161,116)	(132,091)	—
Total expenses		(2,973,634)	(842,988)	(4,684,509)	(12,035,663)

Operating income		987,188	268,087	1,283,263	452,029

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including $162,500 and $305,000 to related party for years ended December 31, 2019 and 2020, respectively)	3,6, 14	(3,393)	(519)	(222,163)	(2,189,577)
Interest income		4,243	7,985	31,589	34,976
Foreign exchange (losses)/ gains		(8,539)	89	(4,540)	(29,321)
Other, net		1,439	800	—	—
Total other income/ (expenses), net		(6,250)	8,355	(195,114)	(2,183,922)

Net income/(loss) and comprehensive income/(loss), before taxes		$980,938	$276,442	$1,088,149	$(1,731,893)
US Source Income Taxes	10	—	—	—	(21,640)
Net income/(loss) and comprehensive income/(loss)		$980,938	$276,442	$1,088,149	$(1,753,533)

(Loss)/ Earnings per common share, basic and diluted	11	$(0.28)	$(0.30)	$0.31	$(0.03)
Weighted average number of common shares, basic and diluted		2,400,000	2,400,000	2,662,383	67,735,195
The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY For the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings/ (Accumulated deficit)	Total Shareholders' Equity
Balance, September 30, 2017	2,400,000	480,000	12,000	$2,892	$7,612,108	$878,644	$8,493,644
- Net income	—	—	—	—	—	980,938	980,938
Balance, September 30, 2018	2,400,000	480,000	12,000	$2,892	$7,612,108	$1,859,582	$9,474,582
- Net income	—	—	—	—	—	276,442	276,442
Balance, December 31, 2018	2,400,000	480,000	12,000	2,892	7,612,108	2,136,024	9,751,024
- Issuance of common stock, net of commissions and issuance costs, pursuant to the ATM Program (Note 7)	618,112	—	—	618	2,319,083	—	2,319,701
- Issuance of common stock related to Series A Preferred Stock dividends (Note 7)	300,000	—	—	300	967,500	(967,800)	—
- Series A Preferred Stock dividend waived accounted as deemed contribution (Note 7)	—	—	—	—	3,379,589	—	3,379,589
- Series A Preferred Stock dividend waived (Note 7)	—	—	—	—	(1,560,014)	(1,819,575)	(3,379,589)
- Gain on extinguishment of preferred stock pursuant to the Series A Preferred Stock Amendment Agreement, net of expenses (Note 7)	—	—	—	—	112,637	—	112,637
- Preferred shareholders’ deemed dividend pursuant to the Series A Preferred Stock Amendment Agreement (Note 7)	—	—	—	—	(130,000)	—	(130,000)
- Shareholder’s deemed contribution pursuant to the $7.5 Million Bridge Loan	—	—	—	—	62,500	—	62,500
- Net income	—	—	—	—	—	1,088,149	1,088,149
Balance, December 31, 2019	3,318,112	480,000	12,000	3,810	12,763,403	436,798	13,204,011
- Issuance of common stock pursuant to the $5.0 Million Convertible Debentures (Notes 6,7)	8,042,078	—	—	8,042	5,049,731	—	5,057,773
- Issuance of common stock pursuant to the June Equity Offering, net of issuance costs (Note 7)	59,082,686	—	—	59,083	18,539,169	—	18,598,252
- Issuance of common stock pursuant to the July Equity Offering, net of issuance costs (Note 7)	57,750,000	—	—	57,750	15,630,104	—	15,687,854
- Issuance of common stock pursuant to the exercise of Class A Warrants (Note 7)	3,019,500	—	—	3,019	1,053,806	—	1,056,825
- Beneficial conversion feature pursuant to the issuance of the $5.0 Million Convertible Debentures (Note 6)	—	—	—	—	532,437	—	532,437
Net loss	—	—	—	—	—	(1,753,533)	(1,753,533)
Balance, December 31, 2020	131,212,376	480,000	12,000	131,704	53,568,650	(1,316,735)	52,383,619

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS For the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020 (Expressed in U.S. Dollars)

	Note	Year Ended September 30,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
		2018	2018	2019	2020
Cash Flows provided by/(used in) Operating Activities:
Net income/(loss)		$980,938	$276,442	$1,088,149	$(1,753,533)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) Operating activities:
Depreciation and amortization of deferred dry-docking costs	4,5	637,611	177,378	897,171	1,904,963
Amortization and write-off of deferred finance charges	14	—	—	6,628	599,087
Amortization of other deferred charges		—	—	31,066	112,508
Deferred revenue amortization		—	—	(119,006)	(430,994)
Convertible debentures’ interest settled in common stock	6,14	—	—	—	57,773
Amortization and write-off of convertible notes beneficial conversion feature	6,14	—	—	—	532,437
Provision for doubtful accounts	2	—	—	—	37,103
Shareholders' deemed interest contribution		—	—	62,500	—
Changes in operating assets and liabilities:
Accounts receivable trade		340,152	(668,520)	454,488	(1,122,836)
Inventories		(14,111)	3,167	(86,004)	(571,284)
Due from/to related parties		(166,815)	86,645	(582,952)	(797,805)
Prepaid expenses and other assets		(15,537)	(10,603)	(320,055)	(885,828)
Dry-dock costs paid		(784,474)	—	—	(1,308,419)
Other deferred charges		—	—	(198,364)	26,494
Accounts payable		(71,621)	210,888	129,201	584,527
Accrued liabilities		(3,437)	25,001	384,827	625,894
Deferred revenue		—	47,708	564,313	46,104
Net Cash provided by/(used in) Operating Activities		902,706	148,106	2,311,962	(2,343,809)

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	—	—	(17,227,436)	(35,472,173)
Net cash used in Investing Activities		—	—	(17,227,436)	(35,472,173)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	7	—	—	2,625,590	39,053,325
Common stock issuance expenses paid		—	—	(305,889)	(3,710,394)
Proceeds from long-term debt and convertible debentures	6	—	—	11,000,000	9,500,000
Repayment of long-term debt	6	—	—	—	(2,050,000)
Proceeds from related party debt	6	—	—	12,500,000	—
Repayment of related party debt	6	—	—	(7,500,000)	—
Payment of deferred financing costs		—	—	(232,568)	(608,985)
Net cash provided by Financing Activities		—	—	18,087,133	42,183,946

Net increase in cash, cash equivalents, and restricted cash		902,706	148,106	3,171,659	4,367,964
Cash, cash equivalents and restricted cash at the beginning of the year/period		836,468	1,739,174	1,887,280	5,058,939
Cash, cash equivalents and restricted cash at the end of the year/period		$1,739,174	$1,887,280	$5,058,939	$9,426,903

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$1,739,174	$1,887,280	$4,558,939	$8,926,903
Restricted cash		—	—	500,000	500,000
Cash, cash equivalents, and restricted cash		$1,739,174	$1,887,280	$5,058,939	9,426,903

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		—	—	—	654,555
Shares issued in connection with the settlement of the $5.0 Million Convertible Debentures		—	—	—	5,057,773
Shares issued in connection with the Series A Preferred Shares Settlement Agreement		—	—	967,800	—
Series A Preferred Stock dividend waived accounted as deemed contribution		—	—	3,379,589	—
Preferred shareholders’ deemed contribution pursuant to the Series A Preferred Stock Amendment Agreement, net of expenses		—	—	112,637	—
Shareholder’s deemed contribution pursuant to the $7.5 Million Bridge Loan		—	—	62,500	—
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		—	—	33,344	657,204
Unpaid deferred financing costs (included in Accounts payable)		—	—	17,000	—
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		—	—	—	907,685

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly-owned subsidiaries (collectively, the “Company”).
The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the Norwegian OTC and on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”.
As of December 31, 2020, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of the 100% Series B preferred shares owned by it and, as a result, could control the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.
Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provides technical, crew and operational management services to the Company.
Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, manages overall the Company’s business and provides commercial, chartering and administrative services to the Company.
As of December 31, 2020, the Company was the sole owner of all outstanding shares of the following subsidiary companies:
Vessel owning subsidiaries consolidated owning dry-bulk Panamax vessels
Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
Spetses Shipping Co. (“Spetses”)	Marshall Islands	Magic P	76,453	2004	February 2017
Bistro Maritime Co. (“Bistro”)	Marshall Islands	Magic Sun	75,311	2001	September 2019
Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	Magic Moon	76,602	2005	October 2019
Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	Magic Rainbow	73,593	2007	August 2020
Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	Magic Horizon	76,619	2010	October 2020
Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	Magic Nova	78,833	2010	October 2020
Change of fiscal year
On September 27, 2019, the Company’s Board of Directors authorized a change in Castor’s fiscal year end from September 30 to December 31. This change in the Company’s fiscal year end resulted in a three-month transition period from October 1, 2018 to December 31, 2018 (the “Transition Period”). On December 16, 2019, the Company filed an audited transition report on Form 20-F with the U.S. Securities and Exchange Commission for the Transition Period.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

Credit concentration:
During the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020, charterers that individually accounted for more than 10% of the Company’s revenues (as percentages of total revenues) were as follows:

Charterer	Year Ended September 30, 2018	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
A	24%	100%	63%	34%
B	52%	—%	—%	—%
C	17%	—%	—%	—%
D	—%	—%	13%	—%
E	—%	—%	12%	24%
F	—%	—%	12%	—%
Total	93%	100%	100%	58%

COVID-19 related considerations
The COVID-19 ongoing pandemic has negatively impacted, and may continue to impact negatively, global economic activity and demand, including the shipping industry into which the Company operates. In case that the ongoing COVID-19 pandemic continues to negatively impact market rates in the long-term, depending on the pervasiveness of such economic recession, there could be a significant negative impact in the Company’s liquidity, vessels’ value and overall financial condition. The COVID-19 pandemic has had a negative impact on certain of the Company’s vessels’ charter rates and, therefore, on the Company’s voyage revenues for the year ended December 31, 2020. Additionally, during 2020, the Company has experienced disruptions and in certain cases, prolonged delays, to the majority of its vessels’ normal operations caused by deviation time associated with quarantine checks, crew changes and positioning its vessels to countries in which it can rotate crew in compliance with such measures. These overall difficulties have caused the Company’s operating costs and, more specifically, crew costs, to increase during the year ended December 31, 2020 while also having elevating its fleet off-hire days.
The Company evaluates on a quarterly basis its ability to continue as a going concern in accordance the provisions of ASU No. 2014-15 for a period of one year after the date that the financial statements are issued. In light of the continuity of the COVID-19 pandemic and the overall uncertainty on its potential future impact, the Company, as at December 31, 2020, performed a sensitivity analysis on key assumptions such as the estimates of future charter rates for non-contracted revenue days in order to identify conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As per the Company’s evaluation, it was concluded that COVID-19 related considerations did not adversely affect the Company’s ability to continue as a going concern.
2.	Significant Accounting Policies and Recent Accounting Pronouncements:
Principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Castor and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Castor, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.
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
Restricted Cash
Restricted cash may comprise of (i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Company’s financing arrangements, (ii) cash deposits in so-called “retention accounts” which may only be used as per the Company’s borrowing arrangements for the purpose of serving the loan installments coming due or, (iii) other cash deposits required to be retained until other specified conditions prescribed in the Company’s debt agreements are met. In the event that the obligation to maintain such deposits is expected to elapse within the next operating cycle, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Accounts receivable trade, net
The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire and other potential sources of income (such as ballast bonus compensation or holds cleaning compensation) under the Company’s charter contracts, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts recorded as of December 31, 2019 and 2020 amounted to $0 and $37,103, respectively.
Inventories
Inventories consist of lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed, undergoing dry-docking or special survey or under voyage charters, in which case, they are also stated at the lower of cost or net realizable value and cost is also determined by the first in, first out method.
Insurance Claims
The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Company can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation.
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
Vessels’ depreciation
Depreciation is computed using the straight line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of their initial delivery from the shipyard.
Impairment of long‑ lived assets
The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value. In this respect, management regularly reviews the carrying amount of its vessels’ in connection with their estimated recoverable amount.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Dry-docking and special survey costs
Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying consolidated statements of comprehensive income.
Revenue and expenses recognition (including Leases)
The Company currently generates and has historically generated its revenues only under time charter contracts. A time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate.
Lease Contracts
The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases” which was early adopted by the Company on October 1, 2018. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Company further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e the vessel) rather than to the services provided under the time charter agreements.
Lease revenues are recognized on a straight line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s consolidated statements of comprehensive income/(loss). Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs in accordance with ASC 340-40 and amortize these over the period of the charter.
As of December 31, 2019, deferred ballast costs and related deferred ballast income related to lease contracts amounted to $112,508 and $430,994, respectively, and are presented under Deferred charges, net (Current) and Deferred revenue, net (Current) respectively, in the accompanying consolidated balance sheet. Deferred ballast costs and related deferred ballast income were zero as of December 31, 2020. Amortization expenses related to deferred ballast costs for the years ended

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
December 31, 2019 and 2020 amounted to $31,066 and $112,508, respectively, and is included under Voyage expenses in the accompanying consolidated statements of comprehensive income. Amortization of deferred ballast income for the years ended December 31, 2019 and 2020 amounted to $119,006 and $430,994, respectively, and is included under Vessel revenues in the accompanying consolidated statement of comprehensive income. There was no unamortized balance of deferred ballast costs and deferred ballast income as of December 31, 2020.
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
Accounting for Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade receivables, net. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities, long-term debt and amounts due to related parties. The Company is exposed to changes in the spot market rates associated with the deployment of its vessels and its objective is to manage the impact of such changes in its cash flows. In this respect, from time to time, the Company may engage in certain forward freight agreements. The Company may also enter into interest rate derivatives to economically hedge its exposure to interest rate fluctuations of its debt obligations as well as derivatives relating to the fluctuation of the price of bunker fuel consumed by its vessels.
When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in earnings. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets and liabilities through earnings, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in earnings. As of December 31, 2019 and 2020, there were no open derivative instruments.
Convertible debt and associated beneficial conversion features
Convertible debt is accounted in accordance with ASC 470-20, Debt with Conversion and Other Options. An instrument that is not a derivative itself must be evaluated for embedded features that should be bifurcated and separately accounted for as freestanding derivatives in accordance with ASC 815, Derivatives and Hedging, or separately accounted for under the cash conversion literature of ASC 470-20, Debt with Conversion and Other Options.

The BCF is recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. This discount is accreted from the date on which the BCF is first recognized through the stated maturity date of the convertible instrument using the effective interest method. Upon conversion of an instrument with a BCF, all unamortized discounts at the conversion date are recognized immediately as interest expense.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Fair value measurements
The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.
Repairs and Maintenance
All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income.
Financing Costs
In accordance with ASU 2015-03, “Interest – Imputation of Interest”, costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Company as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of comprehensive income. Any unamortized balance of costs relating to refinanced long-term debt is deferred and amortized over the term of the credit facility in the period that such refinancing occurs, subject to the provisions of the accounting guidance prescribed under 470-50, Debt—Modifications and Extinguishments.
Offering costs
Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.
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
Recent Accounting Pronouncements – Adopted
Fair Value Measurement Disclosures — In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU No. 2018-13"). ASU No. 2018-13, which is part of the FASB's broader disclosure framework project, modifies and supplements the current U.S. GAAP disclosure requirements pertaining to fair value measurements, with an emphasis on Level 3 disclosures of the valuation hierarchy. The Company adopted this ASU for the reporting period commencing on January 1, 2020 and has adjusted its disclosures accordingly.
Recent Accounting Pronouncements – Not Yet Adopted
The FASB has issued accounting standards that have not yet become effective and may impact the Company’s consolidated financial statements or related disclosures in future periods. These standards and their potential impact are discussed below:
In March 2020, the Financial Standard Board issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”)”. ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to expected market transition from LIBOR and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. The Company is currently evaluating the impact of this adoption in its consolidated financial statements and related disclosures.
In August 2020, the Financial Standard Board issued Accounting Standards Update (“ASU”) No. 2020-06 “Debt - Debt with Conversion and Other Options and Derivative and Hedging - Contracts in Entity's Own Equity”, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is required to be adopted by us in the first quarter of 2023 and must be applied using either a modified or full retrospective approach. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties:
During the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of comprehensive income/ (loss):
	Year ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2018	2019	2020
Management fees-related parties
Management fees – Pavimar (a)	$111,480	$29,440	$212,300	$768,000
Management fees – Castor Ships (d)	—	—	—	162,500

Included in Voyage expenses
Charter hire commissions (b),(d)	$—	$—	$40,471	$29,769

Included in Interest and finance costs
Interest expenses (c) – Thalassa	$—	$—	$162,500	$305,000

Included in General and administrative expenses
Administration fees – Castor Ships (d)	$—	$—	$—	$400,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (d)	$—	$—	$—	$138,600
As of December 31, 2019 and 2020, balances with related parties consisted of the following:

	December 31, 2019	December 31, 2020
Assets:
Working capital advances granted to Pavimar (a)	$759,386	$1,559,132

Liabilities:
Related party debt (c) – Thalassa	$5,000,000	$5,000,000
Accrued loan interest (c) – Thalassa	100,000	405,000
Voyage Commissions due to Castor Ships (d)	—	1,941

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):
(a)  Pavimar:
Each of the Company’s ship-owning subsidiaries have entered into separate vessel management agreements with Pavimar, a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the management agreements, Pavimar provides the Company with a wide range of shipping services, including crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, vessel accounting and audit support services, in exchange for a daily fee. Since November 13, 2017 and up to December 31, 2019, the daily management fee of the sole vessel in the Company’s fleet at that time, the Magic P, was set at $320. The daily management fee on the Magic Sun and Magic Moon was set at $500 from their delivery date onwards. On January 1, 2020, the Magic P daily management fee was aligned via an amendment to its management agreement with that of the remaining fleet, and, as a result, up to August 31, 2020, all the Company’s vessels were charged with a daily management fee of $500 per day per vessel.
On September 1, 2020, the Company’s then shipowning subsidiaries entered into revised shipmanagement agreements with Pavimar which replaced the then existing shipmanagement agreements in their entirety (the “Technical Management Agreements”). Pursuant to the Technical Management Agreements, effective September 1, 2020, Pavimar provides the Company’s shipowning subsidiaries with the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for which Pavimar is now paid a daily fee of $600 per vessel, which shall be also subject to an annual review on their anniversary date. The Technical Management Agreements have a term of five years and such term automatically renews for a successive five-year term on each anniversary of their effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Technical Management Agreements are terminated by the ship-owning subsidiaries other than by reason of default by Pavimar, a termination fee equal to four times the total amount of the daily management fee calculated on an annual basis shall be payable from the ship-owning subsidiaries to Pavimar.
Pavimar has subcontracted the technical management of the Magic Nova to a third-party ship-management company, Fleet Ship Management Inc. (“Fleet Ship”). Fleet Ship provides technical management to the Magic Nova for a fixed annual fee which is paid by Pavimar at its own expense. The subcontract services provided by Fleet Ship to Pavimar have a minimum term of six months following delivery of the Magic Nova to the Company and may be terminated at any time thereafter.
During the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020, the Company incurred management fees under the Technical Management Agreements amounting to $111,480, $29,440, $212,300 and $768,000, respectively, which are included in Management fees to related parties in the accompanying consolidated statements of comprehensive income/(loss).
In addition, each month Pavimar makes payments for operating expenses with funds provided in advance by the Company. As of December 31, 2019 and 2020, amounts of $759,386 and $1,559,132 respectively, were due from Pavimar in relation to these working capital advances granted to it.
 (b) Alexandria Enterprises S.A:
During the year ended December 31, 2019, the Company used on a non-recurring basis the commercial services of Alexandria Enterprises S.A., (“Alexandria”) an entity controlled by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. In exchange for these services, Alexandria charged the Company a commission rate equal to 1.25% of the gross charter hire, freight and the ballast bonus earned under a charter agreement.
Commissions charged by Alexandria during the year ended December 31, 2019 amounted to $40,471 and are included in Voyage expenses in the accompanying consolidated statements of comprehensive income/(loss). The Company has stopped using the commercial services of Alexandria since January 1, 2020, and, accordingly, no relevant charges exist for the year ended December 31, 2020. As of December 31, 2019 and 2020, no amounts were due to Alexandria.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):
(c) Thalassa:
$5.0 Million Term Loan Facility
On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the Magic Sun (the “$5.0 Million Term Loan Facility”) (Note 5). The Company drew down the entire loan amount on September 3, 2019.  The $5.0 Million Term Loan Facility bears a fixed interest rate of 6% per annum and has a bullet repayment on March 3, 2021, a date which is eighteen (18) months after the drawdown date. The $5.0 Million Term Loan Facility may be prepaid in whole or in part at any time prior to its maturity, at the Company’s option.
The $5.0 Million Term Loan Facility contains event of default provisions and covenants customary for unsecured facilities of this type, including, but not limited to, failure to pay, bankruptcy and insolvency, material litigation, change of business, as further set forth in the provisions of the $5.0 Million Term Loan Facility. The $5.0 Million Term Loan Facility does not impose any financial covenant requirements or other minimum liquidity restrictions on the Company. During the years ended December 31, 2019 and 2020, the Company incurred interest costs in connection with the $5.0 Million Term Loan Facility amounting to $100,000 and $305,000, respectively, which are included in Interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss).
As of December 31, 2020, no amounts were prepaid under the $5.0 Million Term Loan Facility.
(d) Castor Ships:
On September 1, 2020, the Company and its shipowning subsidiaries entered into a master management agreement (the “Master Agreement”) with Castor Ships. Pursuant to the terms of the Master Agreement each of the Company’s shipowning subsidiaries also entered into separate commercial shipmanagement agreements with Castor Ships (the “Commercial Shipmanagement Agreements” and together with the Master Agreement, the “Castor Ships Management Agreements”. Under the terms of the Castor Ships Management Agreements, Castor Ships manages overall the Company’s business and provides commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, handling all the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company and its shipowning subsidiaries. In exchange for these services, the Company and its subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Shipmanagement Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.
The Castor Ships Management Agreements have a term of five years and such term automatically renews for a successive five-year term on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships Management Agreements are terminated by the Company, or are terminated by Castor Ships due to a material breach of the Master Agreement by the Company or a change of control in the Company, Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis. The Commercial Shipmanagement Agreements also provide that the management fees shall be subject to an annual review on their anniversary.
During the year ended December 31, 2020, the Company incurred (i) management fees amounting to $400,000 for the management and administration of the Company’s business, which are included in General and administrative expenses in the accompanying consolidated statements of comprehensive income/(loss), (ii) management fees amounting to $162,500 for the provision of the services under the Commercial Shipmanagement Agreements which are included in Management fees to related parties in the accompanying consolidated statements of comprehensive income/(loss), (iii) charter hire commissions amounting to $29,769 which are included in Voyage expenses in the accompanying consolidated statements of comprehensive income/(loss) and (iv) sale and purchase commission amounting to $138,600 which is included in Vessels, net in the accompanying consolidated balance sheet.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Deferred charges, net:
The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets, is as follows:
Dry-docking costs
Balance September 30, 2018	$443,394
Amortization	(102,324)
Balance December 31, 2018	$341,070
Amortization	(341,070)
Balance December 31, 2019	$—
Additions	2,216,102
Amortization	(154,529)
Balance December 31, 2020	$2,061,573

On February 14, 2020, the Magic P commenced its scheduled dry-dock which was completed on March 21, 2020 and, on November 20, 2020 the Magic Sun commenced its scheduled dry-dock which was completed on December 24, 2020. The Magic Moon was undergoing dry-dock as of December 31, 2020. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income/(loss).
5.	Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance September 30, 2018	$7,549,281	$(478,877)	$7,070,404
—Period depreciation	—	(75,054)	(75,054)
Balance December 31, 2018	$7,549,281	$(553,931)	$6,995,350
— Acquisitions	17,260,780	—	17,260,780
—Yearly depreciation	—	(556,101)	(556,101)
Balance December 31, 2019	$24,810,061	$(1,110,032)	$23,700,029
— Acquisitions and other improvements to fleet vessels	36,096,033	—	36,096,033
—Yearly depreciation	—	(1,750,434)	(1,750,434)
Balance December 31, 2020	60,906,094	(2,860,466)	58,045,628
Vessel Acquisitions and other Capital Expenditures:
On August 8, 2020, pursuant to an agreement entered into on June 30, 2020 with an unaffiliated third party, the Company took delivery of its fourth Panamax dry bulk carrier vessel, the Magic Rainbow, which it acquired for a cash consideration of $7.85 million, excluding acquisition costs.
On October 9, 2020, pursuant to an agreement entered into on July 28, 2020 with an unaffiliated third party, the Company took delivery of its fifth Panamax dry bulk carrier vessel, the Magic Horizon, which it acquired for a cash consideration of $12.75 million, excluding acquisition costs.
On October 15, 2020, pursuant to an agreement entered into on September 28, 2020 with an unaffiliated third party, the Company took delivery of its sixth Panamax dry bulk carrier vessel, the Magic Nova, which it acquired for a cash consideration of $13.86 million, excluding acquisition costs.
During the year ended December 31, 2020, the Company completed the partial installation on the Magic P and the complete installation on the Magic Sun of a ballast water management system (“BWMS”) for which it incurred aggregated capitalized expenditures amounting approximately to $1.0 million (Note 9(a)).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net (continued):
As of December 31, 2020, three out of the six vessels in the Company’s fleet having an aggregate carrying value of $23,393,835 were first priority mortgaged as collateral to their loan facilities (Note 6).
6.	Long-Term Debt:
The amount of long-term debt (including related party debt discussed under Note 3) shown in the accompanying consolidated balance sheet of December 31, 2020, is analyzed as follows:
		Year Ended
Loan facilities	Borrowers- Issuers	December 31, 2019	December 31, 2020
$11.0 Million Alpha Bank Facility (a)	Spetses- Pikachu	$11,000,000	$9,400,000
$4.5 Million Chailease Financial Services Facility (b)	Bistro	—	4,050,000
Total long-term debt		$11,000,000	$13,450,000
Less: Deferred financing costs		(242,940)	(264,134)
Total long-term debt, net of deferred finance costs		$10,757,060	13,185,866

Presented:
Current portion of long-term debt		$1,600,000	$2,200,000
Less: Current portion of deferred finance costs		(77,105)	(97,963)
Current portion of long-term debt, net of deferred finance costs		$1,522,895	$2,102,037

Non-Current portion of long-term debt		9,400,000	11,250,000
Less: Non-Current portion of deferred finance costs		(165,835)	(166,171)
Non-Current portion of long-term debt, net of deferred finance costs		$9,234,165	$11,083,829

Debt instruments from related party
$5.0 Million Term Loan Facility (Note 3(c))	Castor	5,000,000	5,000,000
Total long-term debt from related party		$5,000,000	$5,000,000
a.	$11.0 Million Alpha Bank Facility:
On November 22, 2019, the Company, through two of its wholly-owned subsidiaries owning the Magic P and the Magic Moon (the “Borrowers”), entered into a $11.0 million senior secured term loan facility with Alpha Bank A.E., or the $11.0 Million Alpha Bank Facility. The facility was drawn down on December 2, 2019. The $11.0 Million Alpha Bank Facility has a term of five years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment payable at maturity, on December 2, 2024. The facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by the Company. The $11.0 Million Alpha Bank Financing net proceeds were partly used by the Company in order to repay the $7.5 Million Bridge Loan on December 6, 2019, whereas, the remainder of the proceeds was used for general corporate purposes including financing vessel acquisitions.
The $11.0 Million Alpha Bank Facility contains certain customary minimum liquidity restrictions and financial covenants that require the Borrowers to:

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt (continued):
•	maintain minimum free liquidity of at least $250,000 per collateralized vessel (“the Minimum Liquidity Deposit”); and
•
meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the Minimum Liquidity Deposit to the aggregate principal amounts due under the $11.0 Million Alpha Bank Facility;

b.	$4.5 Million Chailease Financial Services Facility:
On January 23, 2020, pursuant to the terms of a credit agreement, the Company, through one of its wholly-owned subsidiaries owning the Magic Sun, entered into a $4.5 million senior secured term loan facility with Chailease International Financial Services Co., Ltd., or the Chailease Financial Services Facility. The loan was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment payable at maturity and bears interest at a margin over LIBOR per annum. The facility contains a standard security package including a first preferred mortgage on the vessel, pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel's earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower, and is guaranteed by the Company and Pavimar. Pursuant to the terms of the Chailease Financial Services Facility, the Company is also subject to certain minimum liquidity restrictions requiring the borrower to maintain a $400,000 credit balance with the lender (the “Cash Collateral”) as well as certain customary, for this type of facilities, negative covenants. The Company shall, from the first anniversary of the drawdown date, be entitled to withdraw up to $200,000 in aggregate from this balance provided no default has occurred. As a result of the above, the $200,000 of the Cash Collateral was classified in Prepaid expenses and other assets, current in the accompanying consolidated balance sheet with the balance having been classified in Prepaid expenses and other assets, non-current.
The credit agreement governing the Chailease Financial Services Facility also requires maintenance of a maximum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the Cash Collateral), to the aggregate principal amount of the loan.
c.	$5.0 Million Convertible Debentures:
On January 27, 2020, the Company entered into a securities purchase agreement with an institutional investor, YAII PN, LTD, or the Investor, pursuant to which, on January 27, 2020, February 10, 2020 and February 19, 2020, the Company issued and sold to the Investor three unsecured convertible debentures that were convertible into shares of the Company’s common stock, in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively (individually, a “Convertible Debenture” and collectively, the “$5.0 Million Convertible Debentures”). The $5.0 Million Convertible Debentures originally matured 12 months from their issuance dates, bore fixed interest at 6% per annum, and were convertible at the Investor’s option, at any time after issuance, into common shares of the Company at the lower of (i) a price of $2.25 per common share or (ii) 90% of the lowest daily volume weighted average price of the common stock during the 10 trading days prior to the conversion date. As of June 8, 2020, the Investor had converted the full principal amount and interest owed with respect to the $5.0 Convertible Debentures aggregating to an amount of $5,057,773 and the Company issued 8,042,078 common shares in settlement thereof.
The Company accounted for the issuance of the convertible debentures in accordance with the BCF guidance in ASC 470-20 and accordingly recognized the BCFs, amounting to $532,437, separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of these features to additional paid-in capital. The intrinsic value of each BCF was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security was convertible. Following the conversions by the Investor of the amounts owed under the $5.0 Million Convertible Debentures, the Company, as of December 31, 2020, recognized all unamortized discounts at the conversion dates as interest expense which are included in Interest and Finance Costs in the accompanying consolidated statements of comprehensive income/(loss).
As of December 31, 2020, the Company was in compliance with all financial covenants prescribed in its debt agreements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt (continued):
Restricted cash as of December 31, 2019 and 2020, includes $500,000 of non-legally restricted cash as per the $11.0 Million Alpha Bank Facility minimum liquidity requirements, or $250,000 per collateralized vessel.
The annual principal payments for the Company’s outstanding debt arrangements as of December 31, 2020 (including related party debt discussed under Note 3), required to be made after the balance sheet date, are as follows:
Year ending December 31,	Amount
2021	$7,200,000
2022	2,200,000
2023	2,200,000
2024	5,200,000
2025	1,650,000
Total long-term debt (including related party debt)	$18,450,000

The weighted average interest rate on the Company’s long-term debt for the years ended December 31, 2019 and 2020 was 5.8% and 5.0% respectively.
Total interest incurred on long-term debt for the years ended December 31, 2019 and 2020, amounted to $210,085 and $1,030,925 respectively, and is included in Interest and finance costs (Note 14) in the accompanying consolidated statements of comprehensive income/(loss).
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
At-the-market common stock offering
On June 28, 2019, the Company, entered into an equity distribution agreement, or as commonly referred to, an at-the-market offering, with Maxim Group LLC (“Maxim”), under which the Company may sell an aggregate offering price of up to $10,000,000 of its common stock with Maxim acting as a sales agent over a minimum period of 12 months (the “ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of December 31, 2019, the Company had received $2,625,590 gross proceeds under the ATM Program by issuing 618,112 common shares, whereas, the net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses, amounted to $2,319,701. No sales have been effected by the Company in connection with its ATM Program as of December 31, 2020.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure (continued):
Issuance of common stock in connection with the $5.0 Million Convertible Debentures
During the period from February 20, 2020 to June 8, 2020, the Company issued 8,042,078 common shares upon the conversion of the $5.0 Million Convertible Debentures in their entirety (see Note 6 for further discussion on this topic).
Underwritten common stock and Class A Warrants follow-on offering
On June 23, 2020, the Company entered into an agreement with Maxim Group LLC, or Maxim, which acted as underwriter, pursuant to which it offered and sold 59,110,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.01 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $0.35 per unit (or $0.34 per unit including a pre-funded warrant), or the June Equity Offering. The June Equity Offering, which closed on June 26, 2020, resulted in the issuance of 59,082,686 common shares (the “June Equity Offering Shares”) and 59,110,000 Class A Warrants, which also included 7,710,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. The Company raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively.
The Class A Warrants issued in the June Equity Offering have a term of five years and are exercisable immediately and throughout their term for $0.35 per common share (American style option). The exercise price of the Class A Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.
Between their issuance date, being June 26, 2020 and December 31, 2020, there were exercises of 3,019,500 Class A Warrants pursuant to which the Company received proceeds of $1,056,825, and, as a result, as of December 31, 2020, 56,090,500 Class A Warrants remained unexercised and potentially issuable into common stock of the Company.
The Company accounted for the Class A Warrants as equity in accordance with the accounting guidance under ASC 815-40. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meets the equity classifications conditions. The Company concluded these warrants were equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.
On initial recognition the fair value of the Class A Warrants was $22.4 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Class A Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the Class A Warrants valuation was 153.5%. A 5% increase in the volatility applied would have led to an increase of 1.4% in the fair value of the Class A Warrants.
First Registered Direct Equity Offering
On July 12, 2020, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 57,750,000 common shares in a registered offering or the July Equity Offering. In a concurrent private placement, the Company also issued warrants to purchase up to 57,750,000 common shares (the “Private Placement Warrants”). In connection with the July Equity Offering, which closed on July 15, 2020, the Company received gross and net cash proceeds of approximately $17.3 million and $15.7 million, respectively.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure (continued):
The Private Placement Warrants issued in the July Equity Offering have a term of five years and are exercisable immediately and throughout their term for $0.35 per common share (American style option). The exercise price of the Private Placement Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.
Between their issuance date, being July 15, 2020 and December 31, 2020, there were no exercises of Private Placement Warrants and, as a result, as of December 31, 2020, 57,750,000 Private Placement Warrants remained unexercised and potentially issuable into common stock of the Company.
The Company accounted for the Private Placement Warrants as equity in accordance with the accounting guidance under ASC 815-40. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meets the equity classifications conditions. The Company concluded these warrants were equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.
On initial recognition the fair value of the Private Placement Warrants was $13.2 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Private Placement Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the Private Placement Warrants valuation was 153.2%. A 5% increase in the volatility applied would have led to an increase of 1.9% in the fair value of the Private Placement Warrants.
Nasdaq Listing Standards Compliance
On April 14, 2020, the Company received written notification from the Nasdaq Stock Market that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and was initially provided with 180 calendar days, or until October 12, 2020, to regain compliance with the subject requirement. On April 20, 2020, the Nasdaq Stock Market informed the Company that due to the COVID-19 crisis, temporary relief has been granted related to minimum listing bid price requirements and the Company’s compliance period would be suspended until June 30, 2020, thus extending the period to regain compliance to December 28, 2020. On December 30, 2020, the Company announced that it received a notification letter from the Nasdaq Stock Market (“Nasdaq”) granting the Company an additional 180-day extension, or until June 28, 2021, to regain compliance with Nasdaq’s minimum bid price requirement.
(b)	Preferred Shares:
The table below presents a summary of all series of preferred shares outstanding as of December 31, 2019 and 2020:
Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Par Value	Dividend Rate	Carrying Value December 31, 2019 and 2020
Series A	9.75% Cumulative Perpetual Redeemable	09/22/17	480,000	$30 (1)	$480	Effective January 1, 2022- 9.75% per annum of a value of $25 per share	$2,627,843
Series B	n/a	09/22/17	12,000	-	$12	n/a	$12
Total			492,000		$492		$2,627,855

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
Series A Preferred Shares amendment and accumulated dividends settlement:
On October 10, 2019, the Company reached an agreement with the holders of its Series A Preferred Shares to settle in full all accumulated dividend obligations on the Series A Preferred Shares (the “Series A Dividends Settlement Agreement”) and to simultaneously adopt an Amended and Restated Statements of Designations of its Series A Preferred Shares (the  “Series A Amended SOD”). Pursuant to the Series A Dividends Settlement Agreement, the Series A Preferred holders agreed to forgive the Company’s obligations related to all due and overdue accumulated dividends on the Series A Preferred shares during the period from their original issue date up to and including June 30, 2019, amounting to $4.3 million, and to receive, in settlement thereof, 300,000 newly issued common shares, the fair value of which as of the settlement date amounted to $967,800 and was determined through Level 1 input data of the fair value hierarchy, i.e. the common share closing market price at the date of issuance (the “Settlement Shares”). The dividends waived amounted to $3,379,589 and an amount of $1,819,575 was charged against retained earnings and an amount of $1,560,014 in the absence of retained earnings, charged against paid-in-capital. The Settlement Shares were issued to the Series A Preferred holders on October 17, 2019.
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
The Company has accounted for the amendment to the rights, preferences and privileges of the Series A Preferred Shares, in accordance with FASB ASC Topic 260-10-S99-2, as an extinguishment of the original preferred stock and the issuance of new preferred stock due to the significance of the modifications to the substantive contractual terms of the preferred stock and the associated fundamental changes to the nature of the preferred stock, which, as discussed above, included the forfeiture of accrued dividends on the Series A Preferred Shares up to and including June 30, 2019 and the issuance of 300,000 common shares in settlement thereof. Accordingly, upon extinguishment, the Company recorded a net gain of $112,637 on the Series A Preferred Stock within shareholders’ equity equal to the difference between the fair value of the new shares of preferred stock issued and the carrying amount of the old shares of preferred stock extinguished. The Company allocated the entire net gain on extinguishment of the Series A Preferred Shares to Additional paid-in capital. The net gain on extinguishment is reflected in the calculation of net income available to common stockholders in accordance with FASB ASC Topic 260, Earnings per Share. The non-recurring fair value of the new Series A Preferred Shares was based on Level 3 hierarchical data using the income approach, which was based on projected cash flows discounted to their present value using a discount rate that considers the timing and risk of the forecasted cash flows. The discount rate used was 16.6% and was based on the average estimated value of a market participant’s cost of capital and debt, derived using customary market metrics and is considered an unobservable significant input.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure (continued):
As of December 31, 2019 and 2020, there were no accumulated, due or overdue dividends on the Series A Preferred Shares.
Description of Series A Preferred Shares following the Series A Amended SOD:
Dividends on Series A Preferred Shares will be cumulative from January 1, 2022 (or, for any newly issued and outstanding shares, from the dividend payment date immediately preceding the issuance date of such stock and, for shares issued on or before June 14, 2022, then January 1, 2022) and payable on each dividend payment date, which will be each June 15 and December 15, commencing on June 15, 2022, when, as and if declared by Company’s Board of Directors out of legally available funds for such purpose. Dividends on the Series A Preferred Shares will accrue at a rate of 9.75% per annum per Series A Preferred Share having a value of $25 per share. In the event that any semi-annual dividend payable on the Series A Preferred Shares is in arrears, the dividend rate payable on the Series A Preferred Shares shall be increased a single time to a rate of 1.30 times of the dividend rate for each Series A Preferred Share having a value of $25.00 per share until the dividend payment default is cured.
The Series A Preferred Shares rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company’s affairs, senior to the common shares and the Series B Preferred Shares.
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
◾
Long-term debt: The $11.0 Million Alpha Bank Facility and the Chailease Financial Services Facility discussed in Note 6, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The fair value of the fixed interest bearing $5.0 Million Term Loan Facility, discussed in Note 3, determined through Level 2 inputs of the fair value hierarchy (quoted prices for identical or similar assets and liabilities in markets that are not active), approximates its recorded value as of December 31, 2020.

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
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
(a)	Commitments under Contracts for BWMS Installation
On November 15, 2018, the Company entered into a contract to purchase and install BWMS on its dry bulk carriers, which was further amended on October 20, 2019 and December 8, 2020, to reflect the Company’s vessel acquisitions, as applicable in each period. The Company completed the BWMS installation on the Magic Sun during the vessel’s scheduled dry-docking which took place in the fourth quarter of 2020, whereas, the BWMS system installations on the Magic P and the Magic Moon were granted extensions from the third quarter of 2020 to the third quarter of 2022. It is estimated that the contractual obligations related to these purchases as well as purchases on the Company’s remaining fleet vessels (where not already installed), excluding installation costs, will be approximately €0.7 million (or $0.8 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.2271 as of December 31, 2020). These costs will be capitalized and depreciated over the remainder of the life of each vessel. As of December 31, 2020, part of the BWMS equipment for the Magic P had been delivered to the vessel and has, thus, been included in Vessels, net in the accompanying consolidated balance sheet.
(b)	Commitments under long-term lease contracts

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9.	Commitments and contingencies (continued):
The Company’s future minimum contracted lease payments (gross of charterers’ commissions), based on vessels’ commitment to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2020, was $6.8 million, all due within the next 12 months. This amount does not include any assumed off-hire days.
10.	Income Taxes:
Castor and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).
Pursuant to §883 of the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the U.S. (the "50% Ownership Test") or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the U.S. (the "Publicly-Traded Test"). Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
For the year ended December 31, 2020, the Company determined that it did not satisfy the Publicly-Traded Test as a result of its shares not meeting the "regularly traded" requirement as set forth under the regulations. In addition, the Company did not satisfy the 50% Ownership Test as it is unable to substantiate certain requirements regarding the identity of its shareholders. As a result, the Company did not qualify for exemption under §883 of the Code from the 4% U.S. Federal income tax on its U.S. source gross transportation income. U.S. source gross transportation income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but does not both begin and end, in the U.S. Gross transportation income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the charterer.
As a result, U.S. source income taxes of approximately $21,640 were recognized in the accompanying consolidated comprehensive income/(loss) for the year ended December 31, 2020.
11. Earnings/ (Loss) Per Share:
The Company calculates earnings/(loss) per share by dividing net income/(loss) available to common stockholders in each period by the weighted-average number of common shares outstanding during that period, after adjusting for the effect of cumulative dividends on the Series A Preferred Shares, whether or not earned, and only at periods when dividends on the Series A Preferred Shares are contractually allowed to accumulate.
Diluted earnings/(loss) per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. As of December 31, 2020, securities that could potentially dilute basic loss per share that were excluded from the computation of diluted loss per share, because to do so would have been antidilutive for the period presented, were the incremental shares in connection with the unexercised, as of December 31, 2020, 56,090,500 Class A warrants and the 57,750,000 Private Placement Warrants (Note 7), calculated in accordance with the treasury stock method. The Company had no dilutive instruments in the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the year ended December 31, 2019.
The components of the calculation of basic and diluted net loss per common share in each of the periods comprising the accompanying consolidated statements of comprehensive income/(loss) are as follows:

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.	Earnings/ (Loss) Per Share (continued):

	Year ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2018	2019	2020
Net income/(loss) and comprehensive income/(loss)	$980,938	$276,442	$1,088,149	$(1,753,533)
Less: Cumulative dividends on Series A Preferred Shares	(1,646,775)	(992,745)	(372,022)	—
Plus: Gain on extinguishment of preferred stock pursuant to the Series A Preferred Stock Amendment Agreement, net of expenses	—	—	112,637	—
Net income/ (loss) and comprehensive income/ (loss) available to common shareholders	(665,837)	(716,303)	828,764	(1,753,533)
Weighted average number of common shares outstanding, basic and diluted	2,400,000	2,400,000	2,662,383	67,735,195
(Loss)/Earnings per common share, basic and diluted	$(0.28)	$(0.30)	$0.31	$(0.03)

12.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows:
	Year ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2018	2018	2019	2020
Crew & crew related costs	983,985	239,610	1,396,477	3,753,578
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	415,306	124,354	868,915	2,314,260
Lubricants	95,835	19,750	153,969	429,967
Insurances	133,090	31,869	189,781	507,885
Tonnage taxes	40,345	8,583	50,553	131,674
Other	59,209	8,378	143,296	310,075
Total Vessel operating expenses	$1,727,770	$432,544	$2,802,991	$7,447,439

	Year ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2018	2018	2019	2020
Brokerage commissions	90,194	14,375	87,179	188,307
Port & other expenses	57,042	5,181	46,100	173,645
(Gain)/loss on bunkers	(109,863)	—	127,900	222,753
Total voyage expenses	$37,373	$19,556	$261,179	$584,705

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13.	General and Administrative Expenses:
General and administrative expenses include costs in relation to the administration of the Company and its non-recurring public registration costs.
Company Administration Expenses: Company administration expenses are analyzed as follows:

	Year ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2018	2019	2020
Audit fees	$91,700	$20,000	$119,535	$129,420
Chief Executive and Chief Financial Officer and directors’ compensation	12,000	3,000	12,000	29,000
Other professional fees	5,533	(46)	247,242	572,533
Administration fees-related party	-	-	-	400,000
Total	$109,233	$22,954	$378,777	$1,130,953

The Chief Executive Officer and Chief Financial Officer compensation was terminated on October 1, 2020 and, subsequent to this date, all services rendered by the Company’s Chief Executive Officer and Chief Financial Officer are included in its Master Agreement with Castor Ships (see Note 3(d) above).
Public Registration Costs: During the year ended September 30, 2018, the Transition Period ended December 31, 2018 and the years ended December 31, 2019 and 2020, the Company incurred public registration costs of $350,167, $161,116, $132,091 and $0 respectively. Public registration costs relate to the costs incurred by the Company in connection with the Company’s registration and listing of its 2,400,000 issued and outstanding common shares on the Norwegian OTC on December 21, 2018 and the NASDAQ Stock Market on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
14.	Interest and Finance Costs:
The amounts in the consolidated balance sheets are analyzed as follows:
	Year ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2018	2019	2020
Interest on long-term debt	$-	$-	$47,585	$668,152
Interest on long-term debt – related party (Note 3 (c))	-	-	162,500	305,000
Interest on convertible debt – non cash (Note 6)	-	-	-	57,773
Amortization and write-off of deferred finance charges	-	-	6,628	599,087
Amortization and write-off of convertible notes beneficial conversion features	-	-	-	532,437
Other finance charges	3,393	519	5,450	27,128
Total	$3,393	$519	$222,163	$2,189,577

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Subsequent Events:

(a)  Equity Offerings:
Second Registered Direct Equity Offering: On December 30, 2020, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 94,750,000 common shares and warrants to purchase 94,750,000 common shares (the “January 5 Warrants”) in a registered direct offering. In connection with this offering, which closed on January 5, 2021, the Company received gross proceeds of approximately $18.0 million.
Third Registered Direct Equity Offering: On January 8, 2021, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 137,000,000 common shares and warrants to purchase 137,000,000 common shares (the “January 12 Warrants”) in a registered direct offering. In connection with this offering, which closed on January 12, 2021, the Company received gross proceeds of approximately $26.0 million.
(b)  Vessel Acquisitions:
On January 20, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of the Magic Orion, a secondhand 2006 Japanese-built Capesize dry bulk carrier for a purchase price of $17.5 million. The Magic Orion was delivered to the Company on March 17, 2021 and was financed in its entirety with cash on hand.
On January 28, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of the Magic Venus, a secondhand 2010 Japanese-built Kamsarmax dry bulk carrier for a purchase price of $15.85 million. The Magic Venus was delivered to the Company on March 2, 2021 and was financed in its entirety with cash on hand.
On February 2, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of the Magic Argo, a secondhand 2009 Japanese-built Kamsarmax dry bulk carrier for a purchase price of $14.5 million. The Magic Argo was delivered to the Company on March 18, 2021 and was financed in its entirety with cash on hand.
On February 5, 2021, the Company entered into agreements to purchase two 2005 Korean-built Aframax LR2 tankers from an unaffiliated third-party seller for an aggregate purchase price of $27.2 million. Both vessels have attached time charter contracts with a reputable charterer with an estimated remaining term of about one year, each of which shall provide the Company with a minimum gross daily hire of $15,000 and have a 50% profit sharing arrangement over such level based on a predetermined formula. The charterer has the option to extend the duration of each contract for an additional one-year term. The M/T Wonder Polaris and the M/T Wonder Sirius were delivered to the Company on March 11, 2021 and March 22, 2021, respectively. Both acquisitions were financed in their entirety with cash on hand.
On February 18, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand 2010 Korean-built Kamsarmax dry bulk carrier for a purchase price of $14.8 million. The acquisition is expected to be consummated by taking delivery of the vessel sometime in the beginning of the second quarter of 2021 and is expected to be financed in its entirety with cash on hand.
On March 9, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand 2010 Korean-built Kamsarmax dry bulk carrier for a purchase price of $15.5 million. The acquisition is expected to be consummated by taking delivery of the vessel within the second quarter of 2021 and is expected to be financed in its entirety with cash on hand.
On March 11, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand 2011 Japanese-built Kamsarmax dry bulk carrier for a purchase price of $16.9 million. The acquisition is expected to be consummated by taking delivery of the vessel sometime between the second and third quarter of 2021 and is expected to be financed in its entirety with cash on hand.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Subsequent Events (continued):

(c)  Entry into $15.3 Million Debt Financing: On January 22, 2021, the Company, through two of its ship-owning subsidiaries, entered into a $15.3 million senior secured post-delivery term loan facility with Hamburg Commercial AG (the “$15.3 Million Hamburg Facility”). The $15.3 Million Hamburg Facility was drawn in full on January 27, 2021. The facility has a tenor of four years from the drawdown date, bears interest at 3.30% plus LIBOR per annum, and is secured by first mortgages on the Magic Horizon and the Magic Nova.
 (d)  $5.0 Million Term Loan Facility Extension: On March 2, 2021, the Company entered into a supplemental agreement pursuant to which it extended its originally maturing on March 3, 2021, $5.0 Million Term Loan Facility for an additional six-month period on terms similar with those of the initial loan agreement.
(e)  Subsequent Warrant Exercises: Subsequent to December 31, 2020 and up to March 25, 2021, there have been exercises of 55,374,200 Class A Warrants, 57,071,360 Private Placement Warrants, 94,750,000 January 5 Warrants and 137,000,000 January 12 Warrants which resulted in the issuance of an equivalent number of the Company’s common shares and proceeds to the Company of approximately $83.4 million.