Form 20-F
period 2021-12-31
Castor Maritime Inc.
filed 2022-03-31
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, CY
Phone number: + 357 25 357 767
Fax Number: +357 25 357 796

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value	CTRM	Nasdaq Capital Market
Preferred Share Purchase Rights under Stockholders Rights Agreement

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period covered by the annual report:

As of December 31, 2021, there were outstanding 94,610,088 common shares of the Registrant, $0.001 par value per share.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Emerging Growth Company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

We are including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements may generally, but not always, be identified by the use of works such as “anticipate,” “believe,” “targets,” “likely,” “will,” “would,” “could,” “should,” “seeks,” “continue,” “contemplate,” “possible,” “might,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “objective,” “potential,” “may,” “anticipates” or similar expressions or phrases.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections.

In addition to these assumptions, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:

•	our business strategy, expected capital spending and other plans and objectives for future operations;

•
dry bulk and tanker market conditions and trends, including volatility in charter rates, factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and tanker carriers and the strength of world economies;

•
the rapid growth of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, and the effects of our fleet’s growth on our future financial condition, operating results, future revenues and expenses, future liquidity, and the adequacy of cash flows from our operations;

•
our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, compliance with applicable laws, and any impacts on our reputation due to our association with them;

•
our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons;

•	our continued ability to enter into time or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of the existing charters;

•	changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change;

ii

•
our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	instances of off-hire, including due to limitations imposed by COVID-19 and/or due to vessel upgrades and repairs;

•	future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards;

•	volatility in our share price, including due to high volume transactions in our shares by retail investors;

•	potential conflicts of interest involving members of our Board of Directors, senior management and certain of our service providers that are related parties;

•	general domestic and international political conditions or events, including “trade wars”, global public health threats and major outbreaks of disease;

•
changes in seaborne and other transportation, including due to fluctuating demand for dry bulk and tanker vessels and/or disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts of terrorism;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry;

•	the impact of adverse weather and natural disasters; and

•	any other factor detailed in this annual report and from time to time in our reports.

Any forward-looking statements contained herein are made only as of the date of this annual report, and except to the extent required by applicable law, we undertake no obligation to update any forward-looking statement or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See “Item 3. Key Information—D. Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Unless the context otherwise requires, as used in this annual report, the terms “Company”, “we”, “us”, and “our” refer to Castor Maritime Inc. and all of its subsidiaries, and “Castor Maritime Inc.” refers only to Castor Maritime Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

The descriptions of agreements contained herein are summaries that set forth certain material provisions. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of each agreement, each of which is an exhibit to this annual report on Form 20-F or included as an exhibit to certain of our other of our reports and other information filed with the Securities and Exchange Commission (the “SEC”). We encourage you to refer to each agreement for additional information.

On May 28, 2021, we effected a one-for-ten reverse stock split on our common shares. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split. The par value of the common shares remained unchanged at $0.001 per share.

A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

   Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to the ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends, as and if declared, or the trading price of our common shares.

Summary of Risk Factors

•	Charter hire rates for dry bulk and tanker vessels are volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.

•	An oversupply of dry bulk and/or tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.

•	Global economic and financial conditions may negatively impact the dry bulk and tanker sectors of the shipping industry, including the extension of credit.

•	Risks involved in operating ocean-going vessels could affect our business and reputation.

•	The operation of tankers has unique operational risks associated with the transportation of oil.

•
A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, and result in impairment charges or losses on sale.

•	Political instability, terrorist attacks, international hostilities and global public health threats, including major outbreaks of diseases, could adversely affect our business.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

•
We are subject to laws, regulations and standards (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), which could adversely affect our business, results of operations, cash flows, and financial condition. In particular, climate change and greenhouse gas restrictions may adversely impact our operations and markets.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We have grown our fleet exponentially and we may have difficulty managing our growth properly which may adversely affect our operations and profitability.

•	We may not be able to execute our growth strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

•
We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to profitably charter our vessels and to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•
We are dependent upon Castor Ships and Pavimar, which are related parties, and other third-party sub-managers (particularly for our tanker segments), for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•
Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	Our Board may never declare dividends.

•	Our share price has been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

•	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

•
Recent share issuances and future issuances, or the potential of such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

•	Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.

Risks Related to Our Industry

Charter hire rates for dry bulk and tanker vessels are volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.

Fluctuations in charter rates may impact both our dry bulk and tanker operations and result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally, including oil and oil products.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability, and in the past, time charter and spot market rates for dry bulk vessels have declined below operating costs of vessels. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. The tanker industry is also both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

As a result of the ongoing COVID-19 pandemic, it is likely that our dry bulk and tanker charter rates will continue to be exposed to volatility in the near to medium term. Such exposure could have a material adverse effect on our business, financial condition and operating results.

Demand for dry bulk capacity is affected by supply of and demand for, and changes in the production or manufacturing, of commodities, semi-finished and finished consumer and industrial products. Demand for tanker capacity is affected by supply of and demand for crude oil (for our Aframax/LR2 tanker segment) and supply and demand for oil and petroleum products (for our Handysize tanker segment). A variety of factors may impact supply of and demand for crude oil, oil and petroleum products, including regional availability of refining capacity and inventories and competition from alternative sources of energy.

Factors that influence demand for both dry bulk and tanker vessel capacity include:

•	global and regional economic and political conditions and developments, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality;

•	pandemics, such as the COVID-19 outbreak;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	the weather.

For a discussion of factors affecting the supply of both dry bulk and tanker vessel capacity, see “—An oversupply of dry bulk and/or tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.”  These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results. In particular, a significant decrease in charter rates would cause asset values to decline. See “—A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities and/or result in impairment charges or losses on sale. Elevated vessel values could also adversely affect our business, cash flows, financial condition and operating results.”

An oversupply of dry bulk and/or tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.

Factors that influence the supply of both dry bulk and tanker vessel capacity include:

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrapping of older vessels;

•	the speed of vessels being operated;

•	vessel casualties; and

•	the number of vessels that are out of service or laid up.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, drydock and special survey expenditures, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations.

The supply of dry bulk vessels has increased as a result of the delivery of numerous newbuilding orders over the last few years.  As of December 31, 2021, newbuilding orders had been placed for an aggregate of about 7% of the existing global dry bulk fleet, with deliveries expected predominantly during the next three years.

The limited activity in the tanker newbuilding market during 2021 has retained the new contracting to active fleet ratio at relatively low levels. The total orderbook of tanker vessels as of the same date stood at 7.3% of the current fleet, with deliveries expected mainly during the next two years.

Vessel supply will continue to be affected by the delivery of new vessels and potential orders of more vessels than vessels removed from the global fleet, either through scrapping or accidental losses. An oversupply of vessel capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on the profitability of our segments, our business, cash flows, financial condition, and operating results.

Global economic and financial conditions may negatively impact the dry bulk and tanker sectors of the shipping industry, including the extension of credit.

As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. This may have a number of adverse consequences for dry bulk and tanker shipping sectors in which we operate, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters, in the spot voyage market or pools;

•	decreases in the market value of vessels and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel managers, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, cash flows, compliance with debt covenants, financial condition, and operating results.

The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of commodities (such as iron ore, coal, soybeans and aggregates) and oil and petroleum products, and may be affected by a decrease in the demand for such commodities and/or products and the volatility in their prices.

Our growth significantly depends on continued growth in worldwide and regional demand for dry bulk commodities (such as iron ore, coal, soybeans etc.) and oil and petroleum products and the shipping of those cargoes, which could be negatively affected by several factors, including declines in prices for such commodities and/or products, or general political, regulatory and economic conditions.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries or elsewhere may reduce demand for dry bulk and/or tanker vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

Further, on the tanker side, sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices, a fact which could limit oil supply and lead to increases in oil and petroleum product prices. Consumer demand for oil and oil products, and as a result oil and oil product prices, could also be affected by a shift towards other (renewable) energy resources such as wind energy, solar energy, electricity or water energy. Changes in oil supply balance and oil prices can have a material effect on demand for oil and oil product shipping services. In particular, changes to the trade patterns of crude and refined oil products may have a significant negative or positive impact on the ton-mile, and therefore the demand for our tankers. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our Aframax/LR2 and Handysize tanker segments, our business, results of operations and available cash. The COVID-19 pandemic has also negatively impacted demand for oil and petroleum products during 2021. The global economy and demand for oil and oil products currently remains and is expected to continue to remain subject to substantial uncertainty due to the COVID-19 pandemic and related containment efforts throughout the world and disruptions in oil supply due to the recent conflict in Ukraine and related against Russia and Belarus, which may have a material effect on demand for tanker shipping services, and, consequently, on our business, financial condition, cash flows and operating results. See also “—Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.”

Increases in bunker prices could affect our operating results and cash flows.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. Bunker prices have increased significantly during 2021. Prices for Very Low Sulphur Fuel Oil (VLSFO) in Singapore started at around $415 per metric ton in January 2021 and reached $640 per metric ton by the end of November 2021, or an increase of more than 50%, before falling to $600 per metric ton due to fears of global economic slowdown due to the new “Omicron” variant of COVID-19. Our bunker costs have further risen as a result of the eruption of armed conflict in Ukraine. As a result, our bunker costs for our vessels operating in the spot voyage charter market have increased substantially in 2021 and may increase further in the future, a fact which has and could further affect our operating results and cash flows.

Risks involved in operating ocean-going vessels could affect our business and reputation.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	a marine disaster;

•	terrorism;

•	environmental accidents;

•	cargo and property losses and damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, either of oil  or oil products cargo carried by our tankers or of bunkers on our vessels, or an accidental release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental incident may harm our reputation as a safe and reliable dry bulk and tanker operator, which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

In addition to the foregoing risks, the operation of tankers and transportation of oil presents unique operational risks. See “—The operation of tankers has unique operational risks associated with the transportation of oil.”

The operation of tankers has unique operational risks associated with the transportation of oil.

The operation of oil and petroleum products tankers is inherently risky and presents unique operational risks. For example, an oil spill may cause significant environmental damage.  Additionally, compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers. As a result, the unique operational risks associated with transportation of oil could result in significantly more expensive insurance coverage and the associated costs of an oil spill could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our tanker segments, our cash flows and segment and overall operating results.

The operation of tankers is subject to strict regulations and vetting requirements, that our technical manager and sub-managers need to comply with. Should either we or our managers and third-party sub-managers not continue to successfully clear the oil majors’ risk assessment processes, our tanker vessels’ employment, as well as our relationship with charterers, could be adversely affected.

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. For an overview of government regulations that may impact our tanker operations, see “Item 4.B. Business Overview—Environmental and Other Regulations in the Shipping Industry.”  The so called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	compliance with oil majors codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Should either we or our managers and third-party sub-managers not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our tanker vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our tanker vessels which would adversely affect the growth of our tanker segments, our cash flows and segment and overall operating results.

We are new entrants to the tanker shipping business and may face difficulties in establishing our Aframax/LR2 and Handysize tanker segments.

We established our tanker operations and two reportable segments relating to tanker shipping in 2021 by acquiring seven Aframax/LR2 and two Handysize tanker vessels. As new entrants to the tanker shipping business, we may struggle to establish market share and broaden our customer base for our tanker operations due to our lesser known reputation for tanker shipping, while incurring high operating costs associated with the operation and upkeep of our tankers. Further, we likely possess less operational expertise relative to more experienced competitors and may be more heavily reliant on the knowledge and services of third-party providers for our operations. Accordingly, as of the date of this annual report, Pavimar, has subcontracted the technical management for our tanker vessels to third-party management companies. Failure to partner with third-party providers with the appropriate expertise to effectively deliver our services could tarnish our reputation as a tanker operator and impact the growth of our tanker operations, our financial condition and operating profits.

A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities and/or result in impairment charges or losses on sale.

The fair market values of dry bulk and tanker vessels have generally experienced high volatility. The fair market values of our vessels depend on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and ages of the vessels, including as compared to other vessels in the market;

•	supply of and demand for vessels;

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of newbuildings;

•	governmental or other regulations, including those that may limit the useful life of vessels; and

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise.

If the fair market values of our vessels decline, we might not be in compliance with various covenants in our credit facilities, some of which require the maintenance of a certain percentage of the fair market values of the vessels securing the facility to the principal outstanding amount of the respective facility or a maximum ratio of total net debt to the market value adjusted total assets. See “—Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.”

In addition, if the fair market values of our vessels decline, our access to additional funds may be affected and/or we may need to record impairment charges in our consolidated financial statements or incur loss on sale of vessels which can adversely affect our financial results. Because the market values of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, cash flows, financial condition and operating results.

Acts of piracy or other attacks on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur with dry bulk and tanker vessels particularly vulnerable to such attacks. Political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results.

Further, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents. This may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters, which could have a material adverse impact on our business, cash flows, financial condition and operating results.

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

Currently, the world economy faces a number of challenges, including public health concerns stemming from the ongoing COVID-19 pandemic, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union (“Brexit”) the continuing threat of terrorist attacks around the world, and slowing growth in China.

In particular, the recent eruption of armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has created significant uncertainty in global markets, including increased volatility in fuel and oil products prices and shifts in trading patterns that may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.” The shipping industry may be negatively affected by rising costs and changing patterns of supply and demand, and our tanker business in particular may be adversely affected by volatility in oil and oil products prices.

Additionally, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. Brexit has increased the risk of additional trade protectionism and has created supply chain disruptions. Similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019 and 2020). Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy on ocean-going vessels could adversely affect our business.”

Also, China and the US have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. These trade barriers to protect domestic industries against foreign imports, depress shipping demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and operating results.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for the transportation of dry bulk commodities, crude-oil and other petroleum products. Such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

A cyber-attack could materially disrupt our business and may result to a significant financial cost to us.

We rely on information technology systems and networks in our operations, our vessels and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data, or to ask for ransom. As a result of the ongoing COVID-19 pandemic, governmental actions have occasionally urged organizations across industries to have their employees to operate on a rotational basis remotely, which significantly increases the risk of cybersecurity attacks. A successful cyber‐attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release, alteration or unavailability of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of our information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

    In addition, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing clients to lose confidence in the Company’s IT systems and could adversely affect our reputation, cause losses to us or our customers and/or damage our brand. This might require us to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

Major outbreaks of diseases (such as COVID-19) and governmental responses thereto, have affected our crews and operations, and could adversely affect our business and financial condition.

Since the beginning of 2020, the outbreak of the COVID-19 pandemic around the world has negatively affected economic conditions, the supply chain, the labor market and the demand for certain shipping sectors both regionally and globally. The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. In the shipping industry, the pandemic has caused delays and uncertainties relating to the operation of the vessels, newbuilding projects, our ability to timely dry-dock our vessels and has affected our ability to timely rotate the crews of our vessels.

We expect that the COVID-19 pandemic will continue to impact our operations and the operations of our customers and suppliers and increase our operating costs. The extent of COVID-19’s continuous impact on our financial and operational results, which could be material in the long run, will depend on the length of time that the pandemic continues, the ability to effectively vaccinate a large percentage of the population and whether subsequent waves of the virus happen globally or in certain geographic regions. Uncertainties regarding the economic impact of the ongoing COVID-19 pandemic are likely to result in sustained market volatility, which could impact our business, financial condition and cash flows to a greater extent. Governments have been approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will continue or will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry.

It remains difficult to determine the full impact of COVID-19 on our business in the long run. Effects of the ongoing pandemic have included or may include, among others:

•	deterioration of economic conditions and activity and of demand for shipping;

•
operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals, delays in replacing crews and vessels, and quarantining and physical distancing);

•
delays in the loading and discharging of cargo on or from our vessels, vessel inspections and related certifications by class societies, customers or government agencies and maintenance, modifications or repairs to, or dry-docking of, our existing vessels due to worker health or other business disruptions;

•	reduced cash flow as a result of the above and worsened financial condition, including potential liquidity constraints;

•	potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers or other business partners;

•
credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital; and

•	potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 pandemic could have a material adverse effect on our business, cash flows, financial condition and operating results.

In particular, we face significant risks to our onshore or offshore personnel and operations due to the COVID-19 pandemic, which have resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation and related logistical complications associated with supplying our vessels with spares or other supplies. Our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Quarantine restrictions placed on persons and limitations on commercial aviation and other forms of public transportation have at times delayed our crew in embarking or disembarking on our ships and resulted in additional operating complexities. While such delays have not functionally affected our ability to sufficiently crew our vessels, such disruptions have affected the cost of rotating our crew and could impact our ability to maintain a full crew synthesis on-board all our vessels at any given time. In 2021, we experienced, and we expect to continue to experience, disruptions to our normal vessel operations caused by deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with applicable measures against COVID-19. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. It may also be difficult for our team to inspect new vessels we acquire as part of our growth strategy or our in-house technical teams to travel to shipyards to observe vessel maintenance, and we may need to hire local experts, who may vary in skill and are difficult to supervise remotely for work we ordinarily address in-house.

Our crews also face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID‑19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Although our vessels’ deviations, repositioning and/or delays in ports that are or will be open for crew rotations should be considered as the most notable impact of the COVID-19 pandemic on us, we have incurred and expect to continue to incur considerable expenses in relation to health protocols imposed by both departure and arrival countries for the incoming and outgoing of crew members, which must be strictly followed (e.g., repeated PCR tests, quarantine periods of up to 21 days, governmental special permissions and/or visas, personal protective equipment etc.). Furthermore, reduced flights availability, limitation of selected routes for our flight schedule and imposed health measures by air carrier companies, caused us and may continue to cause us significant increases in the average airfare costs.

Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Any violation of sanctions or embargoes could result in the Company incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to capital.

Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the U.S., EU, and/or other international bodies. Further, it is possible that, in the future, our vessels may call on ports located in sanctioned jurisdictions on charterers’ instructions, without our consent and in violation of their charter party. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels. As a result, we may be required to terminate existing or future contracts to which we, or our subsidiaries, are party.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics. However, we are subject to the risk that we, or our affiliated entities, or our or our affiliated entities’ respective officers, directors, employees or agents actions may be deemed to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions.

If the company, our affiliated entities, or our or their respective officers, directors, employees and agents, or any of our charterers are deemed to have violated economic sanctions and embargo laws, or any applicable anti-corruption laws, our results of operations may be adversely affected due to the resultant monetary fines, penalties or other sanctions. In addition, we may suffer reputational harm as a result of any actual or alleged violations. This may affect our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories in which we operate in. Any of these factors could adversely affect our business, financial condition, and operating results.

Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management and adversely affect our business, results of operations or financial condition as a result.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Most vessels are also required to be dry-docked, or inspected by divers, every two to three years for inspection of underwater parts.

While the Company believes that it has adequately budgeted for compliance with all currently applicable safety and other vessel operating requirements, newly enacted regulations applicable to the Company and its vessels may result in significant and unanticipated future expense. If any vessel does not maintain its class or fails any annual, intermediate, or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, cash flows, financial condition and operating results.

We are subject to laws, regulations and standards (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), which can adversely affect our business, results of operations, cash flows, and financial condition. In particular, climate change and greenhouse gas (“GHG”) restrictions may adversely impact our operations and markets.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of certain of these laws, regulations and standards. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, cash flows financial condition, and operating results. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for emergency response and remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation. In particular, the operation of tankers has unique operational risks associated with the transportation of oil.”

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. In connection with IMO 2020 regulations and requirements relating fuel sulfur levels, as of the date of this report one of our vessels is equipped with scrubbers and for our remaining vessels that are not equipped with scrubbers, we have transitioned to burning IMO compliant fuels. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand.

The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Currently, four of our dry bulk vessels and four of our tanker vessels will be required to comply with the regulation at our IOPP renewal surveys scheduled for 2022. The costs of compliance may be substantial and adversely affect our revenues and profitability. The 21 remaining vessels in our fleet are currently in compliance with this regulation.

Due to concern over climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of GHG from international shipping currently are not subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the International Convention for the Prevention of Pollution from Ships (MARPOL) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements by 1 January 2026 at the latest.

The EEXI and CII regulations require reductions in the CO2 emissions of vessels. Based on the pertinent official calculations and estimations, merchant vessels built before 2013, including certain of our older vessels, do not satisfy the upcoming EEXI requirements which will come into force on January 1, 2023. To ensure compliance with EEXI requirements most owners/operators, including us, may choose to limit engine power, a solution less costly than applying energy saving devices and/ or effecting certain alterations on existing propeller designs. The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft,) in the non-compliant vessels which will affect their commercial utilization but also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out unabated coal usage and fossil fuels subsidies. A shift away from these products could potentially affect the demand for our dry bulk, crude and product tankers and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause the Company to incur significant additional expenses to “green” our vessels.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries but as of January 10, 2022, was not yet in force as the ratifying states do not represent 40% of world merchant shipping by gross tonnage. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.

Further, on November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which, among other things, requires any non-EU flagged vessels calling at a port or anchorage of an EU member state, including ours, to set up and maintain an Inventory of Hazardous Materials from December 31, 2020. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and are identified in the ship’s structure and equipment. This inventory must be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. Failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports, and have a material adverse effect on our business, financial condition and operating results.

Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.

Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. The arrest or attachment of our vessels could have significant ramifications for the Company, including off-hire periods and/or potential cancellations of charters, high costs incurred in discharging the maritime lien, other expenses to the extent such arrest or attachment is not covered under our insurance coverage, breach of covenants in certain of our credit facilities and reputational damage. This in turn could negatively affect the market for our shares and adversely affect our business, financial condition, results of operations, cash flows and ability to service or refinance our debt. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we then own, compounding the negative effects of an arrest or attachment on the Company.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessels could have a material adverse effect on our business, cash flows, financial condition and operating results.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and operating results.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

We procure insurance for our vessels against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include environmental damage, pollution insurance coverage, crew insurance, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence. For certain of our vessels, we also maintain insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel.

Despite the above policies, we may not be insured in amounts sufficient to address all risks and may not be able to obtain adequate insurance coverage for our fleet in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.

Further, insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenues. Moreover, insurers may default on claims they are required to pay. Any of these factors could have a material adverse effect on our financial condition.

Risks Relating To Our Company

We have grown our fleet exponentially and we may have difficulty managing our growth properly which may adversely affect our operations and profitability.

We are a company formed for the purpose of acquiring, owning, chartering, and operating oceangoing cargo vessels. Since December 31, 2020, and as of the date of this annual report, we have grown our fleet from six vessels to 29 vessels.

Growing any business presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The significant expansion of our fleet may impose significant additional responsibilities on our management and the management and staff of our commercial and technical managers, and may necessitate that we, and/or they, increase the number of our and/or their personnel.

Our or our managers’ current operating and financial systems may not be adequate as we continue to implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore-side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels or our shore-side personnel. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of our available free cash may be reduced.

We may be dependent on a small number of charterers for the majority of our business.

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for the years ended December 31, 2021 and 2020, we derived 43% and 58% of our consolidated operating revenues from three and two charterers, respectively. In particular, for the years ended December 31, 2021 and 2020, we derived 55% and 58% of our dry bulk segment operating revenues from three and two charterers, respectively. Further, for year ended December 31, 2021, we derived 100% of our Handysize tanker segment operating revenues from the pool in which both our Handysize tankers participate and 52% of our Aframax/LR2 tanker segment revenues from two charterers. All the charters for our fleet have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for commodities and oil and oil related products and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing charterer, it may be difficult for us to promptly replace the revenue we derived from that customer. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 2 of our consolidated financial statements included elsewhere in this annual report.

We may not be able to execute our growth strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

As our business grows, we intend to acquire additional dry bulk, tanker and other vessels and expand our activities. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from past acquisitions;

•	obtain required financing for our existing and new operations;

•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls; and

•	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.

Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “—Recent share issuances and future issuances of additional shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.” If any such events occur, our financial condition may be adversely affected.

We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to profitably charter our vessels, to comply with environmental standards and future maritime regulations and result in a more rapid deterioration in our vessels’ market and book values.

Our current fleet consists only of secondhand vessels. While we have inspected our vessels and we intend to inspect any potential future vessel acquisition, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.

The average age of our current fleet is 13.9 years. The average age of our dry bulk vessels is 12.3 years, compared to an industry standard of 11.0 years; the average age of our Aframax/LR2 vessels is 17.5 years, compared to an industry standard of 11.5 years; and the average age of our Handysize vessels is 16.1 years, compared to an industry average of 14.7 years. In general, the cost of maintaining a vessel in good operating condition and operating it increases with the age of the vessel, because, amongst other things:

•
as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology and increased maintenance requirements;

•	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate;

•
governmental regulations, environmental and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

Charterers also have age restrictions on the vessels they charter which may result to a lower utilization of our vessels resulting to lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (“eco–vessels”). If new dry bulk vessels and tanker vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease. We cannot assure you that, as our vessels age, market conditions will justify expenditures to maintain or update our vessels or enable us to operate our vessels profitably during the remainder of their useful lives. This could have a material adverse effect on our business, financial condition and operating results.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter into in the future, various contracts, including charter agreements, pool agreements, management agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates and our pool operators may not be able to profitably employ our participating vessels. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts and pool operators may terminate the pool agreements or admit inability to comply with their obligations under those agreements. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

We are dependent upon Castor Ships and Pavimar, which are related parties, and other third-party sub-managers for the management of our fleet and business, particularly for our tanker segments, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

The management of our business, including, but not limited, the commercial and technical management of our fleet as well as administrative, financial and other business functions, is carried out by Castor Ships S.A. (“Castor Ships”), which is a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, and Pavimar S.A. (“Pavimar”), which is a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer. We are reliant on Castor Ships and/or Pavimar continued and satisfactory provision of their services.

As of the date of this annual report, Pavimar has subcontracted, with our consent, the technical management for our nine tanker vessels and three of our dry bulk vessels to third-party management companies. Our subcontracting arrangements with these third-parties may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards, such as the rigorous vetting requirements of some of the world’s most selective major international oil companies.

Moreover, we currently have subcontracted the commercial management for six of our tanker vessels to third-party managers. Our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our commercial managers and Pavimar and their reputations and relationships in the shipping industry. If our commercial managers and/or Pavimar suffer material damage to their reputations or relationships, it may also harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third parties. In addition, the inability of our commercial managers to fix our vessels at competitive charter rates either due to prevailing market conditions at the time or due to their inability to provide the requisite quality of services, could adversely affect our revenues and profitability and we may have difficulty meeting our working capital and debt obligations.

Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory and continued performance of these services by our managers and/or sub-managers, as well as their reputations. Any of the foregoing factors could have an adverse effect on our and their reputations and on our business, financial condition and operating results. Although we may have rights against our managers and/or sub-managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

We periodically employ vessels in the spot market and exposing us to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our vessels in the spot market, either in the trip charter market or in spot-market oriented pools. The spot charter market is highly competitive and rates within this market are highly volatile, fluctuating significantly based upon supply of and demand of vessels and cargoes. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time providing, a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our commercial and pool managers obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to operate profitably. In the past, there have been periods when trip charter rates have declined below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the revenues received from spot chartering and adversely affect operating results, including our profitability and cash flows, with the result that our ability to serve our working capital and debt service needs could be impaired.

Additionally, if spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we might have to attempt to re-charter our vessels at lower charter rates, which could affect our ability to comply with our loan covenants and operate our vessels profitably.

Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

The operating and financial restrictions and covenants in our current credit agreements, and any new or amended credit facility we may enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

For example, our current facilities require the consent of our lenders to, among other things:

•	incur or guarantee additional indebtedness outside of our ordinary course of business;

•	charge, pledge or encumber our vessels;

•	change the flag, class, management or ownership of our vessels;

•	change the commercial and technical management of our vessels;

•	declare or pay any dividends or other distributions at a time when the Company has an event of default or the payment of such distribution would cause an event of default;

•	form or acquire any subsidiaries;

•	make any investments in any person, asset, firm, corporation, joint venture or other entity;

•	merge or consolidate with any other person;

•	sell or change the beneficial ownership or control of our vessels if there has been a change of control directly or indirectly in our subsidiaries or us; and

•	to enter into time charter contracts above a certain duration or bareboat charters.

Our facilities also require us to comply with certain financial covenants, in each case subject to certain exceptions,  including:

(i)	maintaining a certain minimum level of cash on pledged deposit accounts with the borrowers;

(ii)
maintaining a certain minimum value ratio at the borrowers’ level, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and value of the pledged deposit and/or the value of dry dock reserve accounts to the aggregate principal amounts due under the facilities;

(iii)	maintaining a dry dock reserve at the borrowers’ level;

(iv)	not having a ratio of net debt to assets adjusted for the market value of the vessels above a certain level;

(v)	maintaining a certain level of minimum free cash at Castor Maritime; and

(vi)	maintaining a trailing 12 months EBITDA to net interest expense ratio at and above a certain level.

Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. We may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities, or if we trigger a cross-default contained in our current or future credit facilities, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels, limit our ability to raise equity capital and our ability to expand our fleet. If funds under our current or future credit facilities become unavailable or we need to repay them as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, financial condition and operating results.

Most of our outstanding debt is exposed to Interbank Offered Rate (“LIBOR”) Risk. We may be adversely affected by the transition from LIBOR as a reference rate and are exposed to volatility in LIBOR and the Secured Overnight Financing Rate, or SOFR. If volatility in LIBOR and/or SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar LIBOR. Most of our outstanding indebtedness is exposed to LIBOR risk, including amounts borrowed under six of our credit facilities which bear interest at annual rates ranging from 3.10% to 4.50% over LIBOR. We have also entered into one credit facility which is based on adjusted SOFR, an adjusted new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities and may enter into additional SOFR-based loans in the future.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) announced that it expected, by no later than the end of 2021, to cease taking steps aimed at ensuring the continuing availability of LIBOR in its current form. On November 24, 2017, the FCA announced that the panel banks that submit information to ICE Benchmark Administration Limited (“IBA”), as administrator of LIBOR, had undertaken to continue to do so until the end of 2021. On November 30, 2020, the IBA announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021, but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. These reforms may cause LIBOR to perform differently than in the past or to disappear entirely.

In accordance with recommendations from the committee appointed by the U.S. Federal Reserve Board to manage the transition away from LIBOR, U.S. dollar LIBOR is expected to be replaced with SOFR. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust the spreads relative to such reference rate in underlying contractual arrangements. Certain market constituencies have also criticized SOFR’s suitability as a LIBOR replacement, and the extent of SOFR-based instruments issued or trading in the market remains a fraction of LIBOR-based instruments. As a result, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rates. The consequences of these developments with respect to LIBOR cannot be entirely predicted but may result in financial market disruptions and may impact the level of interest payments on the portion of our indebtedness that bears interest at variable rates. This may increase the amount of our interest payments under such debt.

The majority of our senior secured credit facilities described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” provide that interest may be based on LIBOR and for the use of an alternate rate to LIBOR in the event LIBOR is phased-out. We and the lenders under our LIBOR-based senior secured credit facilities may seek to amend such agreements to replace LIBOR with a different benchmark index that is expected to mirror developments in the rest of the debt markets at the time and make certain other conforming changes to the agreements. However, the new rate may not be as favorable as those in effect prior to any LIBOR phase-out. In some cases, our lenders have insisted on provisions that entitle the lenders, following consultation with the borrowers and in the absence of agreement, in their discretion, and under certain market disruption events, to replace published LIBOR as the base for the interest calculation with another benchmark or with their cost-of-funds rate. As a result, our lending costs under our LIBOR-based credit facilities could increase significantly.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. SOFR or any other replacement reference rate may behave similarly. Because the interest rates borne by our variable interest-bearing outstanding indebtedness fluctuate with changes in LIBOR and SOFR, if this volatility were to occur, it would affect the amount of interest payable on our debt.

 In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. We currently do not have any derivative instruments in place. LIBOR and SOFR are currently at relatively low levels, but may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Conversely, the use of derivative instruments, if any, may not effectively protect us from adverse interest rate movements. The use of interest rate derivatives may result in substantial losses and may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.

Any of the foregoing factors, including any combination of them, could have an adverse effect on our business, financial condition, cash flow and operating results.

We may not be able to obtain debt or equity financing on acceptable terms which may negatively impact our planned growth. In particular, in the past we have relied on financial support from our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, which may not be available in the future.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties, among other factors, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing or refinancing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In the past, we have obtained loans from Petros Panagiotidis to meet vessel purchase obligations of the Company. These loans may not be available to the Company in the future or may only be available on more unfavorable terms. Even if we are able to borrow money from Mr. Panagiotidis, such borrowing could create a conflict of interest of management. See also “—Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.” Any of these factors could have a material adverse effect on our business, financial condition and operating results.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form or acquire will own any other vessels we may acquire in the future. All payments under our charters are made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, as and if declared, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our financing arrangements, or by the applicable law regulating the payment of dividends in the jurisdictions in which our subsidiaries are organized.

In particular, the applicable loan agreements entered into by our subsidiaries, prohibit such subsidiaries from paying any dividends to us if we or such subsidiary breach a covenant in a loan agreement or any financing agreement we may enter into. See “—Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.” If we are unable to obtain funds from our subsidiaries, we will not be able to meet our liquidity needs unless we obtain funds from other sources, which we may not be able to do.

Our Board may never declare dividends.

Our Board will continue to assess our dividend policy. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our debt agreements or debt agreements that we may enter into in the future and the requirements of Marshall Islands law. If the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The dry bulk and tanker industries are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels using cash from operations, through debt financings and/or from the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends, if any.

The Republic of Marshall Islands laws generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We currently pay no dividends and we may never pay dividends.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. Indicatively, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 7% in December 2021 compared to the prior year, the fastest pace since June 1982, and further rose to 7.9% in February 2022. Certain goods, including fuel, oil and oil products, as well as certain grains such as wheat and corn, have experienced disproportionate price increases due to trading pattern disruptions attributable to the armed conflict in Ukraine. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs which could in turn negatively impact our operating results, and in particular, our cash flows.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG practices and policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which could impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, comply with and implement wide ranging ESG requirements. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

We are a relatively new company, and our anti-fraud and corporate governance procedures might not be as advanced as those implemented by our listed peer competitors having a longer presence in the shipping industry.

    We are a listed company with a relatively limited operating history. As a publicly traded company, the SEC, Nasdaq Capital Market, and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us or mandating us to a series of actions that have nowadays become an area of focus among policymakers and investors. Listed companies are occasionally encouraged to follow best practices, while often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters such as director independence, board committees, corporate transparency, ethical behavior, prevention and controls of corruption and fraud etc. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the US capital markets, with could be an area of concern to our investors and expose us to greater operational risks.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may, from time to time, be involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve it may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially. An increase in our taxes could have a material adverse effect on our earnings and cash flows from these operations.

Our subsidiaries may be subject to taxation in the jurisdictions in which its activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to us.

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

Risks Relating To Our Common Shares

Our share price has recently been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has recently been volatile and may continue be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. During 2021, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $1.36 per share on December 30, 2021 to an intra-day high of $19.50 per share on February 11, 2021. On December 31, 2021, the closing price of our common shares was $1.42 per share. Significant historical fluctuations in the market price of our common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums.

The market volatility and trading patterns we have experienced may create several risks for investors, including but not limited to the following:

•	the market price of our common shares may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;

•
to the extent volatility in our common shares is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common shares as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated;

•
if the market price of our common shares declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the equity issuance of our common shares will not fluctuate, increase or decline significantly in the future, in which case you could incur substantial losses.

We may continue to incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common shares may decline or fluctuate rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common shares or result in fluctuations in the price or trading volume of our common shares, which include but are not limited to:

•	investor reaction to our business strategy;

•
the sentiment of the significant number of retail investors whom we believe to hold our common shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

•	the amount and status of short interest in our common shares, access to margin debt, trading in options and other derivatives on our common shares and any related hedging and other trading factors;

•	our continued compliance with the listing standards of the Nasdaq Capital Market;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	our dividend strategy;

•	our continued compliance with our debt covenants;

•	variations in the value of our fleet;

•	declines in the market prices of stocks generally;

•	trading volume of our common shares;

•	sales of our common shares by us or our shareholders;

•	speculation in the press or investment community about our Company or industry;

•	general economic, industry and market conditions; and

•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, including the ongoing COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

In addition, some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at its current level or that future sales of our common shares will not be at prices lower than those sold to investors.

Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

On April 14, 2020, we received written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 30 consecutive business days, from February 27, 2020 to April 13, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Following certain extension periods obtained, we had until June 28, 2021, to regain compliance with the minimum bid price requirement. On May 28, 2021, we effected a one-for-ten reverse stock split in order to regain compliance with the minimum bid price requirement, and, as a result, we regained compliance on June 14, 2021.

During the month of January 2022, our closing bid price ranged between $1.08 and $1.53 per share. If a breach of the minimum bid price requirement of Nasdaq were to occur again, we might be unable to regain compliance, which, in turn could lead to a suspension or delisting of our common shares. If a suspension or delisting of our common shares were to occur, there would be significantly less liquidity in the suspended or delisted common shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts, such as our at-the-market program Equity Distribution Agreement. Please see “Item 5. Operating and Financial Review and Prospects—B. Equity Transactions” for further details on this program. There can be no assurance that we will maintain compliance with the minimum bid price requirements of Nasdaq in the future.

Recent share issuances and future issuances of additional shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

We have already issued and sold large quantities of our common shares pursuant to previous public and private offerings of our equity and equity-linked securities. The Company had 94,610,088 issued and outstanding common shares as of December 31, 2021. Upon the exercise of our outstanding warrants, the Company may issue up to an additional 19,360,978 common shares. Additionally, the Company has an authorized share capital of 1,950,000,000 common shares that it may issue without further shareholder approval. Our growth strategy may require the issuance of a substantial amount of additional shares. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

 In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Our issuance of additional common shares or other equity securities of equal or senior rank, or the perception that such issuances may occur, could have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the earnings per share and the per share amount of cash available for dividends on our common shares (as and if declared) could decrease;

•	the relative voting strength of each previously outstanding common share could be diminished;

•	the market price of our common shares could decline; and

•	our ability to raise capital through the sale of additional securities at a time and price that we deem appropriate, could be impaired.

The market price of our common shares could also decline due to sales, or the announcements of proposed sales, of a large number of common shares by our large shareholders, or the perception that these sales could occur.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

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

We are subject to certain anti-takeover provisions that could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, and could adversely affect the market price of our common shares.

Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our Board to issue “blank check” preferred shares without shareholder approval;

•	providing for a classified Board with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and Bylaws.

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock, or a Series C Preferred Share, for the Exercise Price of $150.00 once the Rights become exercisable. This portion of a Series C Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis and Thalassa Investment Co. S.A. (“Thalassa”) are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information—B. Stockholders Rights Agreement” and Exhibit 2.2 to this annual report.

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

In addition to the Rights above, we have issued 12,000 Series B Preferred Shares (representing all the issued and outstanding Series B Preferred Shares) to a company controlled by Petros Panagiotidis, Thalassa, each of which has the voting power of 100,000 common shares. The Series B Preferred Shares currently represent 92.7% of the aggregate voting power of our total issued and outstanding share capital and therefore grant Mr. Panagiotidis a controlling vote in most shareholder matters. See “—Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Further, lenders have imposed provisions prohibiting or limiting a change of control, subject to certain exceptions, on all of our credit facilities. See “—Our credit facilities contain, and we expect that any new or amended credit facility we may enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and can limit, or may limit the future, our business and financing activities.” Our management agreements similarly permit our fleet managers to terminate these agreements in the event of a change of control. For further information on our management agreements, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 3 to our consolidated financial statements included elsewhere in this annual report.

The foregoing anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.

Our Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the 12,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. The Series B Preferred Shares currently represent 0.01% of our total issued and outstanding share capital and 92.7% of the aggregate voting power of our total issued and outstanding share capital. By his ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.

We are an “emerging growth company”, and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this annual report entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings, cash from operations and cash available for distribution to our shareholders.

Under the United States Internal Revenue Code of 1986 (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2021 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Our Company”, whether we qualify for this exemption in view of our share structure is unclear, and there can be no assurance that the exemption from tax under Section 883 of the Code will be available to us.

If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. If this tax were imposed for our 2021 taxable year, we anticipate that U.S. source income taxes of approximately $497,339 would be recognized for the year ended December 31, 2021, and we have included a reserve for this amount in our annual consolidated financial statements. However, there can be no assurance that such taxes would not be materially higher or lower in future taxable years.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk cargo as well as crude oil and refined petroleum products. During 2021 and as of the date of this report, we grew our dry bulk fleet from six to 20 dry bulk vessels, and we established our tanker operations by acquiring seven Aframax/LR2 and two Handysize tanker vessels. As a result, as of the date of this annual report, our fleet consisted of 20 dry bulk carriers with an aggregate cargo carrying capacity of 1.7 million dwt and an average age of 12.3 years, seven Aframax/LR2 tankers with an aggregate cargo carrying capacity of 0.8 million dwt and an average age of 17.5 years and two Handysize tankers with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 16.1 years. The average age of our entire fleet is 13.9 years.

Our fleet vessels operate in the time charter and voyage charter markets, while some of our tanker vessels currently operate in pools. Our commercial strategy primarily focuses on deploying our fleet under a mix of period time charters and trip time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive trip charter rates during periods of strong charter market conditions.

Our principal executive office is at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. Our telephone number at that address is + 357 25 357 767. Our website is www.castormaritime.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this annual report.

For an overview of our fleet and information regarding the development of our fleet, including vessel acquisitions, please see “—Item 4.B. Business Overview—Our fleet.”

Equity Transactions

For a description of our recent equity transactions, please see “Item 5.B. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Equity Transactions.”

Fleet Development and Vessel Capital Expenditures

From the end of 2020 until the date of this annual report, we grew our fleet from six vessels to 29 vessels through the acquisition of 23 new vessels, consisting of two Handysize tanker vessels that currently comprise our Handysize tanker segment, seven Aframax/LR2 tanker vessels that currently comprise our Aframax/LR2 tanker segment and 14 dry bulk vessels that brought the current size of our dry bulk segment to 20 vessels. For further information on vessel acquisitions and the series of financing transactions that enabled our vessel acquisitions, see “—B. Business Overview—Fleet Development” below and Notes 6 and 7 to our consolidated financial statements included in this annual report.

As of the date of this annual report, 16 of the 20 dry-bulk segment vessels, one of the two Handysize tanker segment vessels and four of the seven Aframax/LR2 tanker segment vessels are equipped with ballast water management system (“BWMS”). We expect to retrofit the seven non-fully equipped and one non-equipped vessels with BWMS during 2022, obtaining operational flexibility worldwide. As of December 31, 2021, we had entered into contracts for the purchase and installation of a BWMS on all of these eight discussed vessels. It is estimated that the contractual obligations related to the purchases on these four dry bulk, one Handysize and three Aframax/LR2 vessels, excluding installation costs, will be approximately $1.0 million, $0.2 million and $2.1 million, respectively, with scheduled payments of $2.6 million in 2022 and $0.7 million in 2023. As of December 31, 2021, we also had outstanding contractual commitments on one fully equipped dry-bulk vessel and one fully equipped Handysize tanker vessel amounting to $0.1 million, expected to be settled in 2022, bringing our total capital commitment for BWMS to $3.4 million. All remaining BWMS commitments are expected to be settled until 2023 and we expect to finance these capital expenditures with cash on hand.

During the years ended December 31, 2019, 2020 and 2021, we made capital expenditures of approximately $0.2 million, $1.0 million and $1.8 million, respectively, relating to the installation of BWMS on our vessels.

Financing Transactions

On January 22, 2021, we entered into a $15.29 million senior term loan facility with Hamburg Commercial AG, through and secured by two of the Company’s dry bulk vessel ship-owning subsidiaries, those owning the Magic Horizon and the Magic Nova. This facility has a tenor of four years from the drawdown date and bears interest at a 3.30% margin over LIBOR per annum. The loan was drawn down in full on January 27, 2021. We used the net proceeds from the facility to support our growth plans and for general corporate purposes.

On April 27, 2021, we entered into a $18.0 million senior term loan facility with Alpha Bank S.A., through and secured by two of the Company’s tanker vessel ship-owning subsidiaries, those owning the Wonder Sirius and the Wonder Polaris. This facility has a tenor of four years from the drawdown date and bears interest at a 3.20% margin over LIBOR per annum. The loan was drawn down in full in two tranches on May 7, 2021. We used the net proceeds from the facility to support our growth plans and for general corporate purposes.

On July 23, 2021, we entered into a $40.75 million senior term loan facility with Hamburg Commercial Bank AG, through and secured by four of the Company’s dry bulk vessel ship-owning subsidiaries, those owning the Magic Thunder, the Magic Nebula, the Magic Eclipse and the Magic Twilight. This facility has a tenor of five years from the drawdown date and bears interest at a 3.10% margin over LIBOR per annum. The loan was drawn down in full in four tranches on July 27, 2021. We used the net proceeds from the respective facility to support our growth plans and for general corporate purposes.

On November 22, 2021, we entered into a $23.15 million term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd., through and secured by the two of the Company’s dry bulk vessel ship-owning subsidiaries, those owning the Magic Rainbow and Magic Phoenix, and guaranteed by the Company. This facility has a tenor of five years and bears interest at a 4.00% margin over LIBOR per annum. The loan was drawn down in full in two tranches on November 24, 2021. We have used and intend to further use the net proceeds from the facility to support our growth plans and for general corporate purposes.

On January 12, 2022, we entered into a $55.0 million term loan facility with Deutsche Bank AG, through and secured by the five of the Company’s dry bulk vessel ship-owning subsidiaries, those owning the Magic Starlight, the Magic Mars, the Magic Pluto, the Magic Perseus and the Magic Vela, and guaranteed by the Company. This facility has a tenor of five years and bears interest at a 3.15% margin over adjusted SOFR per annum. The loan was drawn down in full in five tranches on January 13, 2022. We intend to use the net proceeds from the facility to support our growth plans and for general corporate purposes.

For more information about our financing agreements which we have entered into in connection with the expansion of our fleet and for other general corporate purposes, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

Nasdaq Listing Standards Compliance

On April 14, 2020, we received written notification from the Nasdaq indicating that because the closing bid price of our common shares for 30 consecutive business days, from February 27, 2020, to April 13, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Due to the COVID-19 crisis, we were granted temporary relief and our compliance period was suspended until June 30, 2020. Following certain extension periods obtained, we had until June 28, 2021 to regain compliance with Nasdaq’s minimum bid price requirement. On May 28, 2021, we effected a one-for-ten reverse stock split of our common shares, and, as a result, on June 14, 2021, we regained compliance.

B.	Business Overview

We operate dry-bulk vessels that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., Aframax/LR2 tanker vessels that are engaged in the worldwide transportation of crude oil and Handysize tanker vessels that carry oil and petroleum products. Our management reviews and analyzes operating results for our business over three reportable segments, (i) Dry bulk vessels, (ii) Aframax/LR2 tanker vessels, and (iii) Handysize tanker vessels. During the year ended December 31, 2021, our dry-bulk vessels operated exclusively under time charter contracts, our Aframax/ LR2 tanker vessels operated under time charter contracts, voyage charter contracts and pools and our Handysize tanker vessels operated in a pool. We do not disclose geographic information relating to our segments. When the Company charters a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For further information, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Our Fleet

The following tables summarize key information about our fleet in each segment as of March 28, 2022:

Dry Bulk Segment

Vessel Name	Year Built	Type of Charter	Capacity (dwt)	Delivered to Castor	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Panamax
Magic Nova	2010	Period Time Charter	78,833	October 2020	$25,300(1)	October 2022	February 2023
Magic Mars	2014	Period Time Charter	76,822	September 2021	$21,500(2)	November 2022	February 2023
Magic Phoenix	2008	Period Time Charter	76,636	October 2021	102% of BPI4TC(3) (4)	September 2022	December 2022
Magic Horizon	2010	Trip Time Charter	76,619	October 2020	$20,100(5)	March 2022	March 2022
Magic Moon	2005	Trip Time Charter	76,602	October 2019	$25,000	April 2022	April 2022
Magic P	2004	Period Time Charter	76,453	February 2017	$27,500	April 2022	July 2022
Magic Sun	2001	Trip Time Charter	75,311	September 2019	$17,500 plus $750,000 Ballast Bonus	April 2022	April 2022
Magic Vela	2011	Trip Time Charter	75,003	May 2021	$16,000 plus $550,000 Ballast Bonus	April 2022	April 2022
Magic Eclipse	2011	Period Time Charter	74,940	June 2021	$28,500	April 2022	July 2022
Magic Pluto	2013	Period Time Charter	74,940	August 2021	$24,000(6)	November 2022	February 2023
Magic Callisto	2012	Period Time Charter	74,930	January 2022	$27,000(7)	October 2022	January 2023
Magic Rainbow	2007	Trip Time Charter	73,593	August 2020	$16,000	April 2022	April 2022
Kamsarmax
Magic Venus	2010	Trip Time Charter	83,416	March 2021	$16,300 plus $630,000 Ballast Bonus (8)	April 2022	April 2022
Magic Thunder	2011	Period Time Charter	83,375	April 2021	100% of BPI5TC	October 2022	January 2023
Magic Argo	2009	Trip Time Charter	82,338	March 2021	$16,600(9)	April 2022	April 2022
Magic Perseus	2013	Period Time Charter	82,158	August 2021	100% of BPI5TC	October 2022	January 2023
Magic Starlight	2015	Period Time Charter	81,048	May 2021	$32,000(10)	September 2022	March 2023
Magic Twilight	2010	Period Time Charter	80,283	April 2021	$25,000(11)	January 2023	April 2023
Magic Nebula	2010	Period Time Charter	80,281	May 2021	$23,500	September 2022	November 2022
Capesize
Magic Orion	2006	Period Time Charter	180,200	March 2021	101% of BCI5TC (12)	October 2022	January 2023

(1)
The vessels’ daily gross charter rate is equal to 92% of BPI5TC. In accordance with the prevailing charter party, on 17/02/2022 owners converted the index-linked rate to fixed from 01/03/2022 until 30/09/2022, at a rate of $25,300 per day. Upon completion of said period, the rate will be converted back to index linked. The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes is a non-scrubber fitted 82,500mt dwt vessel (Kamsarmax) with specific age, speed - consumption, and design characteristics.

(2)
The vessels’ daily gross charter rate is equal to 91% of BPI5TC. In accordance with the prevailing charter party, on 20/01/2022 owners converted the index-linked rate to fixed from 01/02/2022 until 30/09/2022, at a rate of $21,500 per day. Upon completion of said period, the rate will be converted back to index linked.

(3)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed - consumption, and design characteristics.

(4)
In accordance with the prevailing charter party, on 03/03/2022 owners converted the index-linked rate to fixed from 01/04/2022 until 30/09/2022, at a rate of $28,100 per day. Upon completion of said period, the rate will be converted back to index linked.

(5)
Upon completion of current time charter trip, estimated within April, the vessel has been fixed on a time charter period at a gross daily charter rate equal to 103% of the average of Baltic Panamax Index 4TC routes, with a minimum duration of 12 months and a maximum duration of 15 months, at the charterer’s option.

(6)
The vessels’ daily gross charter rate is equal to 91% of BPI5TC. In accordance with the prevailing charter party, on 08/02/2022 owners converted the index-linked rate to fixed from 01/03/2022 until 30/09/2022, at a rate of $24,000 per day. Upon completion of said period, the rate will be converted back to index linked.

(7)
The vessels’ daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on 22/02/2022 owners converted the index-linked rate to fixed from 01/03/2022 until 30/09/2022, at a rate of $27,000 per day. Upon completion of said period, the rate will be converted back to index linked.

(8)
Upon completion of current time charter trip, estimated within April, the vessel has been fixed on a time charter period at a gross daily charter rate equal to 100% of the average of Baltic Panamax Index 5TC routes, with a minimum duration of about 13 months and a maximum duration of about 15 months, at the charterer’s option.

(9)
Upon completion of current time charter trip, estimated within April, the vessel has been fixed on a time charter period at a gross daily charter rate equal to 103% of the average of Baltic Panamax Index 5TC routes, with a minimum duration of 12 months and a maximum duration of 15 months, at the charterer’s option.

(10)
The vessels’ daily gross charter rate is equal to 114% of BPI4TC. In accordance with the prevailing charter party, on 19/10/2021 owners converted the index-linked rate to fixed from 01/01/2022 until 30/09/2022, at a rate of $32,000 per day. Upon completion of said period, the rate will be converted back to index linked.

(11)	In accordance with the prevailing charter party, the vessel’s daily gross charter rate is $25,000 per day for the first 30 days and thereafter index-linked at a rate equal to 93% of BPI5TC.
(12)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index 5TC routes is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed - consumption, and design characteristics.

Aframax/LR2 Tanker Segment

Vessel Name	Year Built	Type of Charter	Capacity (dwt)	Delivered to Castor	Gross Charter Rate ($/day)		Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Aframax/LR2
Wonder Polaris	2005	Voyage	115,351	March 2021	$6,500	(1)	31 March 2022 (2)	N/A
Wonder Sirius	2005	Unfixed	115,341	March 2021	N/A		N/A	N/A
Wonder Bellatrix	2006	Voyage	115,341	December 2021	$21,024	(1)	3 April 2022 (2)	N/A
Wonder Musica	2004	Unfixed	106,290	June 2021	N/A		N/A	N/A
Wonder Avior	2004	Voyage	106,162	May 2021	$7,440	(1)	16 April 2022 (2)	N/A
Wonder Arcturus	2002	Unfixed	106,149	May 2021	N/A		N/A	N/A
Aframax
Wonder Vega	2005	Tanker Pool (3)	106,062	May 2021	N/A		N/A	N/A

(1)	For vessels that are employed on the voyage/spot market, the gross daily charter rate is considered as the Daily TCE Rate on the basis of the expected completion date.
(2)	Estimated completion date of the voyage.
(3)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels.

Handysize Tanker Segment

Vessel Name	Year Built	Type of Charter	Capacity (dwt)	Delivered to Castor	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Wonder Mimosa	2006	Tanker Pool (1)	36,718	May 2021	N/A	N/A	N/A
Wonder Formosa	2006	Tanker Pool (1)	36,660	June 2021	N/A	N/A	N/A

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

Fleet Development

During the years ended December 31, 2019, 2020 and 2021 and further as of the date of this annual report, we implemented our strategic fleet growth plan by acquiring the vessels listed below:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
2019 Acquisitions
Magic Sun	Panamax	75,311	2001	S. Korea	$6.71	09/05/2019
Magic Moon	Panamax	76,602	2005	Japan	$10.20	10/20/2019
2020 Acquisitions
Magic Rainbow	Panamax	73,593	2007	China	$7.85	08/08/2020
Magic Horizon	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Nova	Panamax	78,833	2010	Japan	$13.86	10/15/2020
2021 Acquisitions
Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
Magic Twilight	Kamsarmax	80,283	2010	S. Korea	$14.80	04/09/2021
Magic Nebula	Kamsarmax	80,281	2010	S. Korea	$15.45	05/20/2021
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	S. Korea	$20.40	09/20/2021
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	10/26/2021
2022 Acquisitions
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022

Aframax/LR2 Tankers
2021 Acquisitions
Wonder Polaris	Aframax LR2	115,351	2005	S. Korea	$13.60	03/11/21
Wonder Sirius	Aframax LR2	115,341	2005	S. Korea	$13.60	03/22/21
Wonder Vega	Aframax	106,062	2005	S. Korea	$14.80	05/21/21
Wonder Avior	Aframax LR2	106,162	2004	S. Korea	$12.00	05/27/21
Wonder Arcturus	Aframax LR2	106,149	2002	S. Korea	$10.00	05/31/21
Wonder Musica	Aframax LR2	106,290	2004	S. Korea	$12.00	06/15/21
Wonder Bellatrix	Aframax LR2	115,341	2006	S. Korea	$18.15	12/23/21

Handysize Tankers
2021 Acquisitions
Wonder Mimosa	Handysize	36,718	2006	S. Korea	$7.25	05/31/21
Wonder Formosa	Handysize	36,660	2006	S. Korea	$8.00	06/22/21

All the above-mentioned acquisitions were financed using a mix of cash from operations and the net cash proceeds from our equity and financing transactions, as further discussed under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Chartering of our Fleet

We actively market our vessels, in the short, medium and long-term charter markets in order to secure optimal employment in the dry bulk and tanker shipping markets. As of December 31, 2021, seven of our dry bulk vessels were chartered on the trip time charter market, our two Handysize tankers and one of our Aframax/LR2 tankers were participating in pools and three of our Aframax/LR2 tankers were chartered on the voyage charter market, totaling 13 vessels employed in the spot market. Our remaining 15 vessels as of December 31, 2021 (excluding the Magic Callisto that was delivered to us in January 2022), consisting of 12 dry bulk vessels  and three Aframax/ LR2 tankers were employed under medium-term time charters which have either a fixed or floating (i.e., index-linked) charter hire rate. Among them, three of our Aframax/ LR2 tankers also incorporated a profit-sharing arrangement over and above the fixed charter rate level.

Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the dry bulk and tanker markets. Downturns in the dry bulk and/or tanker industries would result in a reduction in profit margins and could lead to losses. Following the dry bulk market recovery in 2021, we may opportunistically look to employ more of our dry bulk vessels in the spot market under trip time charter contracts, voyage charter contracts or pooling arrangements.

Management of our Business

Our vessels are technically managed by Pavimar, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Under the technical management agreements, our ship-owning subsidiaries pay a $600 daily fee to Pavimar for the provision of a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, which Pavimar may choose to subcontract to other parties at its discretion. As of December 31, 2021, Pavimar had subcontracted the technical management of three of the Company’s dry bulk vessels and nine of its tanker vessels to third-party ship-management companies. Pavimar pays, at its own expense, these third-party management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.

Our vessels are commercially managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer. Castor Ships manages our business overall and provides us with commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. In exchange for these services, we and our subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of our business, (ii) a daily fee of $250 per vessel for the provision of commercial services, (iii) a commission of 1.25% on all charter agreements and (iv) a commission of 1% on each vessel sale and purchase transaction.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Environmental and Other Regulations in the Shipping Industry

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such international conventions, laws, regulations, insurance and other requirements entails significant expense, including for vessel modifications and implementation of certain operating procedures.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition, and operating results.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI, which relates to air emissions, was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this annual report, one of our vessels is equipped with a scrubber while our remaining vessels are not equipped with scrubbers and have transitioned to burning IMO compliant fuels.

Sulfur content standards are even stricter within certain “Emission Control Areas”, or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas are subject to more stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the other jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some respects stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs. Further, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.

In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to its latest announcement, IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have a high future environmental compliance costs.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated D or E for three consecutive years would have to submit a corrective action plan to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed in 2023, with the first rating given in 2024. EU shipowners including us are required to comply with this regulation.

We may incur costs to comply with these revised standards including introduction of new emissions software platform applications which will enable continuous monitoring of CIIs as well as automatic generation of CII reports, amendment of SEEMP part II plans and adoption and implementation of ISO 500001 procedures. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, cash flows, financial condition, and operating results.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim, or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

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

Regulation II-1/3-10 of the SOLAS Convention on goal-based ship construction standards for bulk carriers and oil tankers stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and from January 1, 2018, ships constructed before January 1, 2017, are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Companies may create additional procedures for monitoring cybersecurity in addition to those required by the IMO, which could require additional expenses and/or capital expenditures.

Fuel Regulations in Arctic Waters

MEPC 76 adopted amendments to MARPOL Annex I (addition of a new regulation 43A) to introduce a prohibition on the use and carriage for use as fuel of heavy fuel oil (HFO) by ships in Arctic waters on and after July 1, 2024. The prohibition will cover the use and carriage for use as fuel of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Ships engaged in securing the safety of ships, or in search and rescue operations, and ships dedicated to oil spill preparedness and response would be exempted. Ships which meet certain construction standards with regard to oil fuel tank protection would need to comply on and after July 1, 2029.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Significant costs of may be incurred to comply with these regulations. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022. To date, we have made $2.8 million in capital expenditures relating to the installation of BWMS on our vessels. For further information on these installations, see “—A—Fleet Development and Vessel Capital Expenditures.”

Mandatory mid-ocean exchange ballast water treatment requirements under the BWM Convention may increase the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Ballast water compliance requirements could adversely affect our business, results of operations, cash flows and financial condition.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, the Oil Pollution Act of 1990 along with various legislative schemes and common law standards of conduct govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (the “Anti‑fouling Convention”). The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are also required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced.

In June 2021, MEPC 76 adopted amendments to the Anti-fouling Convention to prohibit the use of biocide cybutryne contained in anti-fouling systems, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system, as studies have proven that the substance is harmful to a variety of marine organisms.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, our vessels are ISM Code certified through Pavimar, the technical operator of our vessels. The technical managers have obtained the documents of compliance in order to operate the vessels in accordance with the ISM Code and the Anti-fouling Convention. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to be in compliance going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the Trump administration had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. While a U.S. federal court has since granted an injunction against this executive order, the sale of a large number of previously auctioned oil and gas leases in the Gulf of Mexico has recently been blocked by another U.S. federal court. The U.S. Department of Justice is currently appealing the injunction against the executive order. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Some of these laws are more stringent than U.S. federal law in some respects. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to be in compliance with all applicable state regulations in the relevant ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and operating results.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of greenhouse gasses, volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels which have not already installed this equipment or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures or may otherwise have to restrict certain of our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. This will require shipowners to buy permits to cover these emissions. On 14 July 2021, the EU Commission proposed legislation to amend the European Union Emissions Trading Scheme (“EU ETS”) to include shipping emissions which would be phased in beginning in 2023.

International Labour Organization

The International Labour Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. Our vessels are certified as per MLC 2006 and, we believe, in substantial compliance with the MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intended to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. The MEPC 76 adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, in line with the targets established in the 2018 Initial IMO Strategy for Reducing GHG Emissions from Ships and provide important building blocks for future GHG reduction measures. The new measures will require all ships to calculate their EEXI following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (CII) and CII rating. Carbon intensity links the GHG emissions to the transport work of ships. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, implementation of regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market is also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, U.S. President Trump signed an executive order to review and possibly eliminate elements of EPA’s plan to cut greenhouse gas emissions. Subsequent rules rolled back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, the Biden administration recently directed the EPA to publish a rules suspending, revising, or rescinding certain of these regulations. The EPA or individual U.S. states could enact additional environmental regulations that would affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed or further implement the Kyoto Protocol or Paris Agreement which further restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change results in sea level changes or increases in extreme weather events.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia in the Gulf of Aden and off the coast of Nigeria in the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by the applicable IACS Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, Nippon Kaiji Kyokai etc.).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and operating results.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental events, and the liabilities arising from owning and operating vessels in international trade. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates. Any of these occurrences could have a material adverse effect on the business.

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations” or clubs, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. There are 13 P&I Associations that comprise the “International Group”, a group of P&I Associations that insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive. The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. Demand for dry bulk and Aframax/LR2 and Handysize tanker vessels fluctuates in line with the main patterns of trade of the major dry bulk and Aframax/LR2 and Handysize tanker cargoes and varies according to their supply and demand. Ownership of dry bulk and tanker vessels is highly fragmented.

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

Seasonality

Demand for our dry bulk vessels, Handysize tanker vessels and Aframax/LR2 tanker vessels has historically exhibited seasonal variations  and, as a result, fluctuations in charter rates. These variations may result in quarter-to-quarter volatility in our operating results for the vessels in our three business segments when trading in the spot trip or voyage charter market or if on period time charter when a new time charter is being entered into. Seasonality in the sectors in which we operate could materially affect our operating results and cash flows.

C.	Organizational Structure

We were incorporated in the Republic of the Marshall Islands in September 2017, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, Plants and Equipment

We own no properties other than our vessels. For a description of our fleet, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides a review of the performance of our operations and compares our performance with that of the preceding year. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise.

For a discussion of our results for the year ended December 31, 2020, compared to the year ended December 31, 2019, please see “—A. Operating Results – Year ended December 31, 2020 as compared to year ended December 31, 2019” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 30, 2021.

The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks related to the COVID-19 pandemic. The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements.” Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.”

A.	Operating Results

During 2021, we acquired a number of tanker vessels for the first time. As a result of the different characteristics of the Aframax/LR2 tanker vessels and the Handysize tanker vessels acquired, we determined that, with effect from the fourth quarter of 2021, we operated in three reportable segments: (i) dry bulk, (ii) Aframax/LR2 tanker and (ii) Handysize tanker. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of crude oil (carried by Aframax/LR2 tankers) and differs again from the transport of oil products (carried by Handysize tanker vessels). Further, dry bulk vessels trade on different types of charter contracts as compared to tanker vessels, predominantly being employed in the time charter market, whereas our tanker vessels participate in the voyage charter market and in pooling agreements. The transportation of crude oil also has different characteristics to the transportation of oil products in terms of trading routes and cargo handling.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the dry bulk and tanker shipping industries;

-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-
The successful implementation of the Company’s growth business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-	The global economic growth outlook and trends;

-	Economic, regulatory, political and governmental conditions that affect shipping and the dry-bulk and tanker industries;

-	The employment and operation of our fleet including the utilization rates of our vessels;

-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our fleet in the time, voyage, and pool charter markets, as our charters expire or are otherwise terminated;

-
Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient technical management of our fleet by our head and sub-managers, and their suppliers;

-	The number of charterers who use our services and the performance of their charterers’ obligations under their charter agreements, including ’their ability to make timely charter payments to us;

-	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

-	The vetting approvals by oil majors of our commercial and technical managers for the management of our tanker vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants; and

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

Hire Rates and Cyclical Nature of the Industry

One of the factors that impacts our profitability is the hire rates at which we are able to fix our vessels. The shipping industry is cyclical with attendant volatility in charter hire rates and, as a result, profitability. The dry bulk and tanker sectors have both been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.

The degree of charter rate volatility among different types of dry bulk and tanker vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by ocean going vessels internationally. The factors and the nature, timing, direction and degree of changes in industry conditions affecting the supply and demand for vessels are unpredictable to a great extent and outside our control.

Our vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues for the year ended December 31, 2021, consisted of hire earned under time charter contracts, where charterers pay a fixed daily hire, and other compensation costs related to the contracts (such as ballast positioning compensation, holds cleaning compensation, etc.), revenue under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried, and pool revenue for our Handysize tanker vessels and one of our Aframax/LR2 tanker vessels. Pooling arrangements aggregate vessels of similar types and sizes under a central administration, which are marketed as a single entity and for which revenues are pooled and distributed to owners based on an agreed key. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is separate from pool operations. Pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contract of affreightment, generating higher revenues than otherwise might be obtainable in the spot market. We believe that pooling arrangements offer our customers greater flexibility and a higher level of service, while achieving scheduling efficiencies.

Our future gross revenues may be affected by the proportion of voyage and time charters, and pool revenues. See Note 12 to our consolidated financial statements included elsewhere in this annual report for a discussion of revenues per category. Year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the TCE rate provides a more accurate measure for comparison.

The Dry Bulk Industry

The Baltic Dry Index (BDI) average for the years ended December 31, 2020 and 2021 was 1,066 points and 2,943 points, respectively. The charter rate volatility exhibited in 2020 due to the COVID-19 pandemic was significant. In 2021, the dry bulk market benefited from recovering demand at a time of limited growth in new tonnage supply which was further constrained by port congestion and difficulties in docking repairs and crew changes, often involving delays and deviations. However, this was still a year of significant volatility as the BDI recorded its annual high of 5,650 points on October 7, 2021, but ended the year 61% lower, at 2,217 points. The global dry cargo fleet deadweight carrying capacity for 2021 increased by approximately 3.6% and remains significantly lower from the substantial increases during the early 2000s, while demand of dry bulk commodities increased by approximately 3.5 to 4%. The volatility in charter rates in the dry bulk market affects the value of dry bulk vessels, which follows the trends of dry bulk charter rates, and similarly affects our earnings, cash flows and liquidity.

The Tanker Industry

The tanker industry has also varied significantly, with Aframax LR2 tanker spot rates peaking at around $40,000 per day on average in April 2020 before falling significantly to below $10,000 per day thereafter as a result of the global pandemic. In 2021, the spot tanker market performed at weak levels particularly during the second and the third quarters of the year, with a trend of recovery during the fourth quarter. Overall, 2021 turned out to be one of the worst years for spot crude tanker trades since 2009. The tanker fleet for 2021 increased by approximately 1.6% in terms of deadweight carrying capacity, while demand for crude oil and products is expected to increase at a higher pace, but there is still significant uncertainty due to the COVID-19 pandemic which negatively affects mobility and oil demand. The volatility in charter rates in the tanker market also affects the value of tanker vessels, which follows the trends of tanker charter rates, and similarly affects our earnings, cash flows and liquidity.

Employment and operation of our fleet

Another factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the dry bulk and tanker shipping industries, our commercial strategy including the decisions regarding the employment mix of our fleet among time, voyage and pool charters as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

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

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments level and to allocate capital accordingly:

Vessel Revenues. Vessel revenues are primarily generated from time charters, voyage charters and pool arrangements. Vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

Vessels operating on time charters for a certain period provide more predictable cash flows over that period. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates. We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues. For further discussion of vessel revenues, please refer to Notes 2 and 12 to our consolidated financial statements included elsewhere in this annual report.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and technical management fees. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership days for the relevant period.

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

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is calculated by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to vessel revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Vessel revenue, net, the most directly comparable U.S. GAAP measure.

Daily vessel operating expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of consolidated EBITDA to Net Income/(Loss), the most directly comparable U.S. GAAP measure.

The following tables reconcile the Daily TCE Rate and operational metrics of the Company on a consolidated basis and per operating segment for the year ended December 31, 2021, and their comparative information (where applicable) and our consolidated EBITDA to the most directly comparable GAAP measures for the periods presented (amounts in U.S. dollars, except for utilization and days).

Reconciliation of Daily TCE Rate to vessel revenues, net — Consolidated

	Year Ended December 31,
(In U.S. dollars, except for Available Days)	2020	2021
Vessel revenues, net	$12,487,692	$132,049,710
Voyage expenses -including commissions from related parties	(584,705)	(12,950,783)
TCE revenues	$11,902,987	$119,098,927
Available Days	1,267	6,657
Daily TCE Rate	$9,395	$17,891

Reconciliation of Daily TCE Rate to vessel revenues, net — Dry Bulk Segment

	Year Ended December 31,
(In U.S. dollars, except for Available Days)	2020	2021
Vessel revenues, net	$12,487,692	$102,785,442
Voyage expenses -including commissions from related parties	(584,705)	(1,891,265)
TCE revenues	$11,902,987	$100,894,177
Available Days	1,267	4,843
Daily TCE Rate	$9,395	$20,833

Reconciliation of Daily TCE Rate to vessel revenues, net — Aframax/LR2 Tanker Segment

(In U.S. dollars, except for Available Days)	2021
Vessel revenues, net	$26,559,413
Voyage expenses -including commissions from related parties	(11,003,925)
TCE revenues	$15,555,488
Available Days	1,446
Daily TCE Rate	$10,758

Reconciliation of Daily TCE Rate to vessel revenues, net — Handysize Tanker Segment

(In U.S. dollars, except for Available Days)	2021
Vessel revenues, net	$2,704,855
Voyage expenses -including commissions from related parties	(55,593)
TCE revenues	$2,649,262
Available Days	368
Daily TCE Rate	$7,199

Operational Metrics— Consolidated

	Year Ended December 31,
	2020	2021
Daily vessel operating expenses	$5,301	$5,759
Ownership Days	1,405	6,807
Available Days	1,267	6,657
Operating Days	1,259	6,562
Fleet Utilization	99%	99%
Daily TCE Rate	$9,395	$17,891
EBITDA	$2,327,671	$69,910,529

Operational Metrics — Dry Bulk Segment

	Year Ended December 31,
	2020	2021
Daily vessel operating expenses	$5,301	$5,418
Ownership Days	1,405	4,954
Available Days	1,267	4,843
Operating Days	1,259	4,766
Fleet Utilization	99%	98%
Daily TCE Rate	$9,395	$20,833

Operational Metrics — Aframax/LR2 Tanker Segment

Year Ended December 31,
2021
Daily vessel operating expenses	$6,761
Ownership Days	1,446
Available Days	1,446
Operating Days	1,428
Fleet Utilization	99%
Daily TCE Rate	$10,758

Operational Metrics — Handysize Tanker Segment

Year Ended December 31,
2021
Daily vessel operating expenses	$6,352
Ownership Days	407
Available Days	368
Operating Days	368
Fleet Utilization	100%
Daily TCE Rate	$7,199

Reconciliation of consolidated EBITDA to net income/(loss) — Consolidated

	Year Ended December 31,
(In U.S. dollars)	2020	2021
Net Income/(Loss)	$(1,753,533)	$52,270,487
Depreciation and amortization	1,904,963	14,362,828
Interest and finance costs, net (including related party interest costs) (1)	2,154,601	2,779,875
US source income taxes	21,640	497,339
EBITDA	$2,327,671	$69,910,529

(1)	Includes interest and finance costs and interest income, if any.

Consolidated Results of Operations

Year ended December 31, 2021 as compared to year ended December 31, 2020

(In U.S. Dollars, except for share data)	Year ended December 31, 2020	Year ended December 31, 2021	Change- amount	Change %
Vessel revenues (net of charterers’ commissions)	12,487,692	132,049,710	119,562,018	957.4%
Expenses:
Voyage expenses (including commissions to related party)	(584,705)	(12,950,783)	12,366,078	2,114.9%
Vessel operating expenses	(7,447,439)	(39,203,471)	31,756,032	426.4%
Management fees to related parties	(930,500)	(6,744,750)	5,814,250	624.9%
Depreciation and amortization	(1,904,963)	(14,362,828)	12,457,865	654.0%
Provision for doubtful accounts	(37,103)	(2,483)	(34,620)	(93.3%)
General and administrative expenses (including related party)	(1,130,953)	(3,266,310)	2,135,357	188.8%
Operating income	452,029	55,519,085	55,067,056	12,182.2%
Interest and finance costs, net (including interest costs from related party)	(2,154,601)	(2,779,875)	625,274	29.0%
Total other expenses, net	(2,183,922)	(2,751,259)	567,337	26.0%
US source income taxes	(21,640)	(497,339)	475,699	2,198.2%
Net (loss)/income and comprehensive (loss)/income	(1,753,533)	52,270,487	54,024,020	3,080.9%

(Loss)/ Earnings per common share, basic	(0.26)	0.48
(Loss)/ Earnings per common share, diluted	(0.26)	0.47
Weighted average number of common shares, basic	6,773,519	83,923,435
Weighted average number of common shares, diluted	6,773,519	85,332,728

Vessel revenues, net – Vessel revenues, net of charterers’ commissions, increased from $12.5 million in the year ended December 31, 2020, to $132.0 million in the same period of 2021. This increase was largely driven by the acquisition and delivery to our fleet of 22 vessels since January 1, 2021. The increase in vessel revenues during the year ended December 31, 2021, as compared with the same period of 2020 was further underpinned by the stronger dry bulk shipping market in 2021, further discussed below in the dry bulk segment section, resulting in higher daily net revenues earned on average for our fleet as compared with these earned during the same period of 2020.

Voyage Expenses – Voyage expenses increased by $12.4 million, from $0.6 million in the year ended December 31, 2020, to $13.0 million in the corresponding period of 2021. This increase in voyage expenses is mainly associated with the increase (i) in port expenses and bunkers consumption for the vessels that form the tanker segments of our fleet as a result of certain of those being engaged during the year ended December 31, 2021 in the voyage charter market, and (ii) in brokerage commissions, commensurate with the increase in vessel revenues in the period. This increase was partly offset by bunker gains of $2.7 million during the year ended December 31, 2021, as compared with bunker gains of $0.1 million in the same period of 2020.

Vessel Operating Expenses – The increase in operating expenses by $31.8 million, from $7.4 million in the year ended December 31, 2020, to $39.2 million in the same period of 2021 mainly reflects the increase in the number of vessels in our fleet.

Management Fees – Management fees in the year ended December 31, 2020, amounted to $0.9 million, whereas, in the same period of 2021, management fees totaled $6.7 million. This increase in management fees is primarily due to the sizeable increase of our fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charge us with a daily management fee. Effective September 1, 2020, the daily management fees for the technical management of our fleet by Pavimar, was increased from $500 to $600 per vessel and the daily management fees for the commercial and administrative management of our fleet by Castor Ships was set to $250 per vessel. For more information, refer to “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

General and Administrative Expenses – General and administrative expenses in the year ended December 31, 2020, amounted to $1.1 million, whereas, in the same period of 2021, general and administrative expenses totaled $3.3 million. This increase stemmed from incurred legal and other corporate fees primarily related to the growth of our company and our shareholder base, and the $0.3 million quarterly flat fee we pay Castor Ships, effective September 1, 2020.

Depreciation and Amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses increased from $1.7 million in the year ended December 31, 2020, to $13.2 million in the same period of 2021 as a result of the increase in the size of our fleet. Dry-dock and special survey amortization charges amounted to $0.2 million for the year ended December 31, 2020, versus a relevant charge of $1.2 million in the respective period of 2021. This increase in dry-dock amortization charges primarily resulted from the ownership of a larger fleet, on average, during 2021, which led to an increase in dry-dock amortization days from 293 in the year ended December 31, 2020, to 1,524 in the year ended December 31, 2021.

Interest and finance costs, net – The increase by $0.6 million in net interest and finance costs in the year ended December 31, 2021, as compared with the previous year is mainly due to the increase in the level of our weighted average indebtedness from $20.2 million in 2020 to $60.5 million in 2021.

Segment Results of Operations

Year ended December 31, 2021, as compared to year ended December 31, 2020—Dry Bulk Segment

(In U.S. Dollars, except for share data)	Year ended December 31, 2020	Year ended December 31, 2021	Change-amount	Change %
Vessel revenues (net of charterers’ commissions)	12,487,692	102,785,442	90,297,750	723.1%
Expenses:
Voyage expenses (including commissions to related party)	(584,705)	(1,891,265)	1,306,560	223.5%
Vessel operating expenses	(7,447,439)	(26,841,600)	19,394,161	260.4%
Management fees to related parties	(930,500)	(4,890,900)	3,960,400	425.6%
Depreciation and amortization	(1,904,963)	(10,528,711)	8,623,748	452.7%
Provision for doubtful accounts	(37,103)	(2,483)	(34,620)	(93.3	% )
Operating income (1)	1,582,982	58,630,483	57,047,501	3,603.8%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions for our dry bulk segment, increased from $12.5 million in the year ended December 31, 2020, to $102.8 million in the same period of 2021. This increase was largely driven by the acquisition and delivery to our fleet of 13 dry bulk vessels since January 1, 2021. The increase in vessel revenues during the year ended December 31, 2021, as compared with the same period of 2020 was further underpinned by the stronger dry bulk shipping market in 2021, resulting in higher daily net revenues earned on average for our fleet as compared with these earned during the same period of 2020.

Voyage Expenses

Voyage expenses increased by $1.3 million, from $0.6 million in the year ended December 31, 2020, to $1.9 million in the corresponding period of 2021. This increase in voyage expenses is mainly associated with (i) the increase in brokerage commissions, commensurate with the increase in vessel revenues in the period, (ii) the increase in bunkers consumption for certain vessels of our fleet primarily as a result of bunkers ballast consumption for which relevant ballast compensation is received by the charterers, partly offset by bunker gains of $2.7 million during the year ended December 31, 2021, as compared with bunker gains of $0.1 million in the same period of 2020.

Vessel Operating Expenses

The increase in operating expenses for our dry bulk segment by $19.4 million, from $7.4 million in the year ended December 31, 2020, to $26.8 million in the same period of 2021 mainly reflects the increase in the number of dry bulk vessels in our fleet.

Management Fees

Management fees for our dry bulk segment in the year ended December 31, 2020, amounted to $0.9 million, whereas, in the same period of 2021, management fees totaled $4.9 million. This increase in management fees is primarily due to the sizeable increase of our dry bulk fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charge us with a daily management fee.

Depreciation and Amortization

Depreciation expenses for our dry bulk segment increased from $1.7 million in the year ended December 31, 2020, to $9.5 million in the same period of 2021 as a result of the increase in the size of our dry bulk fleet. Dry-dock and special survey amortization charges amounted to $0.2 million for the year ended December 31, 2020, compared to a charge of $1.0 million in the respective period of 2021. This increase in dry-dock amortization charges primarily resulted from the ownership of a larger dry bulk fleet, on average, during 2021 which led to an increase in dry-dock amortization days from 293 in the year ended December 31, 2020, to 1,349 in the year ended December 31, 2021.

Year ended December 31, 2021, as compared to year ended December 31, 2020—Aframax/LR2 Tanker Segment

We entered the Aframax/LR2 tanker business in the first quarter of 2021 and, accordingly, no comparative financial information exists for the year ended December 31, 2020.

(In U.S. Dollars, except for share data)	Year ended December 31, 2020	Year ended December 31, 2021	Change -amount	Change %
Vessel revenues (net of charterers’ commissions)	—	26,559,413	26,559,413	100.0%
Expenses:
Voyage expenses (including commissions to related party)	—	(11,003,925)	(11,003,925)	100.0%
Vessel operating expenses	—	(9,776,724)	(9,776,724)	100.0%
Management fees to related parties	—	(1,433,950)	(1,433,950)	100.0%
Depreciation and amortization	—	(3,087,764)	(3,087,764)	100.0%
Operating income	—	1,257,050	1,257,050	100.0%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions for our Aframax/LR2 tanker segment amounted to $26.6 million in the year ended December 31, 2021. During the year ended December 31, 2021, we owned on average 4.0 Aframax/LR2 tanker vessels that earned on average a daily TCE rate of $10,758. During the period in which we owned them, three of our Aframax/LR2 vessels were engaged in the voyage charter market, three in the time charter market and one, the M/T Wonder Vega, operated in a pool.

Voyage Expenses

Voyage expenses for our Aframax/LR2 tanker segment amounted to $11.0 million in the year ended December 31, 2021. As noted under Vessel revenues, net, during the year ended December 31, 2021, three of our Aframax/LR2 vessels operated in the voyage charter market. When our vessels trade in this market, voyage expenses are borne by us. Voyage expenses for our Aframax/LR2 segment during the year ended December 31, 2021, consisted primarily of bunker consumption expenses, port expenses and brokerage commissions.

Vessel Operating Expenses

Operating expenses for our Aframax/LR2 tanker segment amounted to $9.8 million in the year ended December 31, 2021.

Management Fees

Management fees for our Aframax/LR2 tanker segment amounted to $1.4 million in the year ended December 31, 2021.

Depreciation and Amortization

Depreciation and amortization expenses for our Aframax/LR2 tanker segment amounted to $3.1 million in the year ended December 31, 2021.

Year ended December 31, 2021, as compared to year ended December 31, 2020–Handysize Tanker Segment

We entered the Handysize tanker business in the second quarter of 2021 and accordingly no comparative financial information exists for the year ended December 31, 2020.
(In U.S. Dollars, except for share data)	Year ended December 31, 2020	Year ended December 31, 2021	Change -amount	Change %
Vessel revenues (net of charterers’ commissions)	—	2,704,855	2,704,855	100.0%
Expenses:
Voyage expenses (including commissions to related party)	—	(55,593)	(55,593)	100.0%
Vessel operating expenses	—	(2,585,147)	(2,585,147)	100.0%
Management fees to related parties	—	(419,900)	(419,900)	100.0%
Depreciation and amortization	—	(746,353)	(746,353)	100.0%
Operating loss	—	(1,102,138)	(1,102,138)	100.0%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions, for our Handysize tanker segment amounted to $2.7 million in the year ended December 31, 2021. During the year ended December 31, 2021, we owned on average 1.1 Handysize tanker vessels that earned a daily TCE rate of $7,199. During the period in which we owned them, both our Handysize tanker vessels were engaged in a pool.

Voyage Expenses

Voyage expenses for our Handysize tanker segment amounted to $0.1 million in the year ended December 31, 2021. Bunker expenses, port and canal dues are borne by our pool operators when our vessels operate in pools.

Vessel Operating Expenses

Operating expenses for our Handysize tanker segment amounted to $2.6 million in the year ended December 31, 2021.

Management Fees

Management fees for our Handysize tanker segment amounted to $0.4 million in the year ended December 31, 2021.

Depreciation and Amortization

Depreciation and amortization expenses amounted to $0.7 million in the year ended December 31, 2021. During the year ended December 31, 2021, one Handysize tanker vessel in the Company’s tanker fleet, the Wonder Mimosa, underwent its scheduled dry-dock and special survey resulting in period dry-dock amortization charges amounting to $0.2 million.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•
an exemption from the auditor attestation requirement of management’s assessment of the effectiveness of the emerging growth company’s internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, as of the last business day of our most recently completed second fiscal quarter or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares—We are an ‘emerging growth company’ and we cannot be certain if the reduced requirements applicable to emerging growth companies will make our securities less attractive to investors.” We have irrevocably elected to opt out of such extended transition period.

B.	Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings from debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the year ended December 31, 2021, our principal sources of funds were cash from operations, and the net proceeds from (i) the issuance of common shares pursuant to the 2021 January First Equity Offering, the 2021 January Second Equity Offering, the 2021 April Equity Offering, the Second ATM Program (each as defined below in “—Equity Transactions”), and the exercise of warrants under our then effective warrant schemes, and (ii) the incurrence of secured debt as discussed below under “—Our Borrowing Activities.” As of December 31, 2021 and December 31, 2020, we had cash and cash equivalents of $37.2 million and $8.9 million (which excludes $6.2 million and $0.5 million of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2021, we had a working capital surplus of $21.0 million as compared to a working capital surplus of $2.7 million as of December 31, 2020.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this annual report, will be sufficient to fund the operations of our fleet, meet our normal working capital requirements and service the principal and interest on our debt for that period.

For a discussion of our management agreements with our related-party managers and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Capital Expenditures

We make capital expenditures from time to time in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance with cash from operations, debt and equity issuances. As of December 31, 2021, our commitments for capital expenditures related to vessel acquisitions amounted to approximately $21.2 million in connection with the acquisition of the Magic Callisto that was delivered to us on January 4, 2022. The acquisition was financed in its entirety with cash on hand.

We have entered into contracts to purchase and install BWMS on five of our dry bulk carriers, our two Handysize tanker vessels and three of our Aframax/LR2 tanker vessels. As of December 31, 2021, we had completed and put into use the BWMS installation on one of these five dry bulk carriers, the Magic Sun, and one of our two Handysize tanker vessels, the Wonder Mimosa, whereas the contracted BWMS system installations on the remaining eight vessels, comprising of four dry bulk vessels, one handysize tanker vessel and three Aframax/LR2 tanker vessels are expected to be concluded during 2022. It is estimated that the contractual obligations related to these purchases, as well as purchases for two other vessels in our fleet that have completed their BWMS installation, excluding installation costs, will be on aggregate approximately €3.0 million (or $3.4 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1324 as of December 31, 2021), of which €2.4 million (or $2.7 million) are due in 2022 and €0.6 million (or $0.7 million) are due in 2023.

A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract(s). Such events could have a material adverse effect on our business, financial condition, and operating results.

Equity Transactions

On June 28, 2019, we entered into an equity distribution agreement, or the First Equity Distribution Agreement, with Maxim Group LLC (“Maxim”) acting as a sales agent over a minimum period of 12-months, under which we could, from time to time, offer and sell our common shares through an at-the-market offering (the “First ATM Program”), having an aggregate offering price of up to $10.0 million. No warrants, derivatives, or other share classes were associated with this transaction. On June 21, 2021, we terminated the First ATM Program. Under the First ATM Program we raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $2.6 million and $2.3 million, respectively, by issuing and selling 61,811 common shares. The net proceeds received from the First ATM Program were used to partly finance the acquisition of the Magic Moon.

On October 10, 2019, we reached an agreement with all of the holders of our Series A Preferred Shares to waive all due and overdue dividends and to adopt and to amend and restate the Statement of Designations of our Series A Preferred Shares. Pursuant to this amendment and restatement, on October 17, 2019, we issued 30,000 common shares to the holders of the Series A Preferred Shares in exchange for the waiver of approximately $4.3 million worth of dividends accumulated on the Series A Preferred Shares, for the period since their original issuance to June 30, 2019. On December 8, 2021, we redeemed  all our Series A Preferred Shares at a cash liquidation preference of $30.00 per share, for a total amount of $14.4 million. For further information on the Series A Preferred Shares and their redemption, see Note 8 (“(b) Preferred Shares—Series A Preferred Shares amendment and accumulated dividends settlement”) of our consolidated financial statements included elsewhere in this annual report.

On January 27, 2020, we entered into a securities purchase agreement with YAII PN, LTD, pursuant to which we agreed to sell and it agreed to purchase up to three convertible debentures for a maximum aggregate price of $5.0 million, further discussed below under “—Our Borrowing Activities.” During the period from January 2020 up until June 2020, the Investor had converted the full $5.0 million principal amount and $0.1 million of interest under the $5.0 Million Convertible Debentures for 804,208 common shares.

On June 23, 2020, we entered into an agreement with Maxim, acting as underwriter, pursuant to which we offered and sold 5,911,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.10 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $3.50 per unit (or $3.40 per unit including a Pre-Funded Warrant), (the “2020 June Equity Offering”). The 2020 June Equity Offering closed on June 26, 2020 and resulted in the issuance of 5,908,269 common shares and 5,911,000 Class A Warrants, which also included 771,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. We raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively. Further, as of December 31, 2021, an aggregate of 5,848,656 Class A Warrants have been exercised at an exercise price of $3.50 per warrant, for which we have received total gross proceeds of $20.5 million.

On July 12, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 5,775,000 common shares in a registered offering (the “2020 July Equity Offering”). In a concurrent private placement, we also issued warrants to purchase up to 5,775,000 common shares (the “Private Placement Warrants”). The aggregate purchase price for each common share and Private Placement Warrant was $3.00. In connection with the 2020 July Equity Offering, which closed on July 15, 2020, we received gross and net cash proceeds of $17.3 million and $15.7 million, respectively. Further, as of December 31, 2021, an aggregate of 5,707,136 Private Placement Warrants have been exercised at an exercise price of $3.50 per warrant, for which we have received total gross proceeds of $20.0 million.

On December 30, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 9,475,000 common shares and warrants to purchase 9,475,000 common shares (the “January 5 Warrants”) in a registered direct offering which closed on January 5, 2021 (the “2021 January First Equity Offering”). The aggregate purchase price for each common share and January 5 Warrant was $1.90. In connection with this offering, we received gross proceeds of approximately $18.0 million and net proceeds of $16.5 million, net of fees and expenses of $1.5 million. All of the January 5 Warrants have been exercised at an exercise price of $1.90 per warrant, for which we have received total gross proceeds of $18.0 million.

On January 8, 2021, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 13,700,000 common shares and warrants to purchase 13,700,000 common shares (the “January 12 Warrants”) in a registered direct offering which closed on January 12, 2021 (the “2021 January Second Equity Offering”). The aggregate purchase price for each common share and January 12 Warrant was $1.90. In connection with this offering, we received gross proceeds of approximately $26.0 million and net proceeds of approximately $24.1 million, net of fees and expenses of $1.9 million. All of the January 12 Warrants have been exercised at an exercise price of $1.90 per warrant, for which we have received total gross proceeds of $26.0 million.

On April 5, 2021, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered and sold 19,230,770 common shares and warrants to purchase up to 19,230,770 common shares (the “April 7 Warrants”) in a registered direct offering which closed on April 7, 2021 (the “2021 April Equity Offering”). In connection with the 2021 April Equity Offering, we received gross and net cash proceeds of $125.0 million and $116.3 million, respectively. As of December 31, 2021, all April 7 Warrants having an exercise price of $6.50 remained unexercised and potentially issuable into common shares.

On May 28, 2021, we effected a 1-for-10 reverse stock split of our common shares without any change in the number of our authorized common shares. As a result of the reverse stock split, the number of outstanding shares as of May 28, 2021, was decreased to 89,955,848 while the par value of the Company’s common shares remained unchanged at $0.001 per share. All share and per share amounts, as well as warrant shares eligible for purchase under the Company’s effective warrant schemes have been retroactively adjusted to reflect the reverse stock split.

On June 14, 2021, we entered into an equity distribution agreement, or the Second Equity Distribution Agreement, with Maxim acting as a sales agent over a minimum period of 12-months, under which we may, from time to time, offer and sell our common shares through an at-the-market offering (the “Second ATM Program”), having an aggregate offering price of up to $300.0 million. No warrants, derivatives, or other share classes were associated with this transaction. From the Second ATM Program effective date and as of December 31, 2021, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $12.9 million and $12.4 million, respectively, by issuing and selling 4,654,240 common shares. On March 31, 2022, we entered into an amended and restated equity distribution agreement with Maxim, which, among other changes, reduced the aggregate offering price under the Second ATM Program to $150.0 million. For further details, we encourage you to refer to the terms of the amended and restated equity distribution agreement, attached as an exhibit to this annual report.

Our Borrowing Activities

As of December 31, 2021, we had $103.8 million of gross indebtedness outstanding under our debt agreements, comprising of $87.5 million of indebtedness related to our dry bulk segment and $16.3 million of indebtedness related to our Aframax/LR2 segment. Of this total figure, $16.7 million mature in the twelve-month period ending December 31, 2022. Our borrowing commitments, as of December 31, 2021, relating to debt and interest repayments under our credit facilities amounted to $114.4 million, of which approximately $20.1 million mature in less than one year. The calculation of interest payments has been made assuming interest rates based on the LIBOR specific to our variable rate credit facilities as of December 31, 2021, and our applicable margin rate.

As of December 31, 2021, we also were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Castor Maritime Inc. Credit Facilities

$5.0 Million Term Loan Facility

On August 30, 2019, we entered into a $5.0 million unsecured term loan with Thalassa, an entity affiliated with Petros Panagiotidis. The proceeds from this facility were used to partly finance the acquisition of the Magic Sun. The entire loan amount was drawn down on September 3, 2019. This facility bore a fixed interest rate at 6.00% per annum and had an original bullet repayment on March 3, 2021, a date which was eighteen (18) months after the drawdown date. On March 2, 2021, the maturity of this facility was extended for an additional six-month term on similar terms with those of the original loan agreement. At its extended maturity, on September 3, 2021, we repaid the principal and interest due and owing from us to Thalassa and, as a result, with effect from that date, we were discharged from all liabilities and obligations under this facility.

$5.0 Million Convertible Debentures

On January 27, 2020, we entered into a securities purchase agreement with YAII PN, LTD, pursuant to which, on January 27, 2020, February 10, 2020, and February 19, 2020, we issued and sold to that investor three unsecured convertible debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively. These debentures originally matured 12 months from their issuance dates and bore fixed interest at 6% per annum. As of June 8, 2020, the investor converted in full the aggregate $5.0 million of principal and $0.1 million of interest due under the debentures for 804,208 common shares.

Dry Bulk Segment Credit Facilities

$11.0 Million Term Loan Facility

On November 22, 2019, two of our wholly owned dry bulk vessel ship-owning subsidiaries, Spetses Shipping Co. and Pikachu Shipping Co., entered into our first senior secured term loan facility in the amount of $11.0 million with Alpha Bank S.A. The facility was drawn down in two tranches on December 2, 2019. This facility has a term of five years from the drawdown date, bears interest at a 3.50% margin over LIBOR per annum and is repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment of $3.0 million payable at maturity, on December 2, 2024.

The above facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers (the Magic Moon and the Magic P), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by the Company. The facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain amount of minimum liquidity per collateralized vessel; and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above to the aggregate principal amounts due under the facility.

$4.5 Million Term Loan Facility

On January 23, 2020, pursuant to the terms of a credit agreement, our wholly owned dry bulk vessel ship-owning subsidiary, Bistro Maritime Co., entered into a $4.5 million senior secured term loan facility with Chailease International Financial Services Co., Ltd. The facility was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment of $1.5 million payable at maturity and bears interest at a 4.50% margin over LIBOR per annum.

The above facility contains a standard security package including a first preferred mortgage on the vessel owned by the borrower (the Magic Sun), pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel’s earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower, and is guaranteed by the Company and Pavimar S.A. Pursuant to the terms of this facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrower to maintain a certain cash collateral deposit in an account held by the lender as well as certain negative covenants customary for this type of facility. The credit agreement governing this facility also requires maintenance of a minimum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the cash collateral deposit referred to above), to the aggregate principal amount of the loan.

$15.29 Million Term Loan Facility

On January 22, 2021, pursuant to the terms of a credit agreement, two of our wholly owned dry bulk vessel ship-owning subsidiaries, Pocahontas Shipping Co. and Jumaru Shipping Co., entered into a $15.29 million senior secured term loan facility with Hamburg Commercial Bank AG. The facility was drawn down in two tranches on January 27, 2021, is repayable in sixteen (16) equal quarterly installments of $471,000 each, plus a balloon installment of $7.8 million payable at maturity and bears interest at a 3.30% margin over LIBOR per annum.

The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers (the Magic Horizon and the Magic Nova), pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers, and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit balance with the lender (secured by an account pledge), to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for this type of facility. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the fair market value of the collateral vessels, (ii) the value of the cash collateral deposit balance referred to above, (iii) the value of the dry-dock reserve accounts referred to above, and (iv) any additional security provided, over the aggregate principal amount outstanding of the loan.

$40.75 Million Term Loan Facility

On July 23, 2021, pursuant to the terms of a credit agreement, four of our wholly owned dry bulk vessel ship-owning subsidiaries, Liono Shipping Co., Snoopy Shipping Co., Cinderella Shipping Co., and Luffy Shipping Co., entered into a $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in four tranches on July 27, 2021, is repayable in twenty (20) equal quarterly installments of $1,154,000 each, plus a balloon installment in the amount of $17.7 million payable at maturity simultaneously with the last instalment and bears interest at a 3.10% margin over LIBOR per annum.

The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers (the Magic Thunder, Magic Nebula, Magic Eclipse and the Magic Twilight), pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers  and is guaranteed by the Company. The Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain liquidity deposit cash balance pledged to lender under an account pledge, a specified portion of which shall be released to the borrowers following the repayment of the fourth installment with respect to all four tranches, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for this type of facility. The credit agreement governing this facility requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the aggregate market value of the collateral vessels, (ii) the value of the dry-dock reserve accounts referred to above, and, (iii) any additional security provided over the aggregate principal amount outstanding of the loan.

$23.15 Million Term Loan Facility

On November 22, 2021, pursuant to the terms of a credit agreement, two of our wholly owned dry bulk vessel ship-owning subsidiaries, Bagheera Shipping Co. and Garfield Shipping Co., entered into a $23.15 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd. The loan was drawn down in two tranches on November 24, 2021, both of which mature five years after the drawdown date and are repayable in sixty (60) monthly installments (1 to 18 in the amount of $411,500 and 19 to 59 in the amount of $183,700) and (b) a balloon installment in the amount of $8.2 million payable at maturity simultaneously with the last instalment and bears interest at a 4.00% margin LIBOR over annum.

The above facility contains a standard security package including a first preferred mortgage on the vessels owned by the borrowers (the Magic Rainbow and the Magic Phoenix), pledge of bank accounts, charter assignments, shares pledge and a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrowers and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender.

$55.0 Million Term Loan Facility

On January 12, 2022, pursuant to the terms of a credit agreement, five of our wholly owned dry bulk vessel ship-owning subsidiaries, Mulan Shipping Co., Johnny Bravo Shipping Co., Songoku Shipping Co., Asterix Shipping Co. and Stewie Shipping Co., entered into a $55.00 million secured term loan facility with Deutsche Bank AG. The loan was drawn down in five tranches on January 13, 2022, is repayable in twenty (20) quarterly installments (1 to 6 in the amount of $3,535,000, 7 to 12 in the amount of $1,750,000 and 13 to 20 in the amount of $1,340,000) and (b) a balloon installment in the amount of $12.6 million payable at maturity simultaneously with the last instalment and bears interest at a 3.15% margin over adjusted SOFR per annum.

The above facility contains a standard security package including a first preferred mortgage on the vessels, owned by the borrowers (the Magic Starlight, Magic Mars, Magic Pluto, Magic Perseus, and the Magic Vela), pledge of bank accounts, charter assignments, shares pledge and a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject (i) a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii) to certain minimum liquidity restrictions requiring us to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of our fleet of vessels, to net interest expense ratio above a certain level, (ii) an amount of unencumbered cash above a certain level and, (iii) our trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level.

Aframax/LR2 Tanker Segment Credit Facilities

$18.0 Million Term Loan Facility

On April 27, 2021, two of our wholly owned tanker vessel ship-owning subsidiaries, Rocket Shipping Co. and Gamora Shipping Co., entered into a $18.0 million senior secured term loan facility with Alpha Bank S.A. The facility was drawn down in two tranches on May 7, 2021. This facility has a term of four years from the drawdown date, bears interest at a 3.20% margin over LIBOR per annum and is repayable in (a) sixteen (16) quarterly instalments (1 to 4 in the amount of $850,000 and 5 to 16 in the amount of $675,000) and (b) a balloon installment in the amount of $6.5 million payable at maturity.

The above facility is secured by first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers (the Wonder Sirius and the Wonder Polaris), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by Castor. The facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain amount of a minimum liquidity deposit per collateralized vessel (pledged in favor of the lender during the security period), and, (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above to the aggregate principal amounts due under the facility.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the years ended December 31, 2021, and 2020:

(in U.S Dollars)	For the year ended
	December 31, 2020	December 31, 2021
Net cash (used in)/provided by operating activities	(2,343,809)	60,775,327
Net cash used in investing activities	(35,472,173)	(348,640,707)
Net cash provided by financing activities	42,183,946	321,824,945

Operating Activities: Net cash provided by operating activities amounted to $60.8 million for the year ended December 31, 2021, consisting of net income after non-cash items of $65.1 million and a working capital cash decrease of $4.3 million. For the year ended December 31, 2020, net cash used in operating activities amounted to $2.3 million, consisting of net income after non-cash items of $1.1 million less a decrease in working capital of $3.4 million. The $63.1 million increase, hence, in net cash from operating activities in the year ended December 31, 2021, as compared with the same period of 2020 reflects mainly the increase in net income after non-cash items which was largely driven by the expansion of our business and the improvement of the charter rates earned by the dry bulk vessels of our fleet.

Investing Activities: Net cash used in investing activities amounting to $348.6 million for the year ended December 31, 2021, mainly reflects the cash outflows associated with (i) the vessel acquisitions we made during the period, as discussed in more detail under Note 6 of our audited consolidated financial statements included elsewhere in this annual report and (ii) the BWMS installations performed during 2021 on the Magic Vela and the Wonder Mimosa. Net cash used in investing activities in the fiscal year ended December 31, 2020 reflects the cash outflows associated with (i) the acquisitions of the Magic Rainbow, the Magic Horizon and the Magic Nova in the third and fourth quarters of 2020 and (ii) the BWMS installations on the Magic P and the Magic Sun.

Financing Activities: Net cash provided by financing activities during the year ended December 31, 2021 amounting to $321.8 million, relates to (i) the net proceeds raised under our registered direct equity offerings amounting to $156.9 million, (ii) the proceeds from the issuance of stock under our warrant schemes amounting to $83.4 million, (iii) the net proceeds from the issuance of stock pursuant to our Second ATM Program amounting to $12.5 million, (iv) the $95.3 million net proceeds related to the $15.29 million term loan facility, the $18.0 million term loan facility, the $40.75 million term loan facility, and the $23.15 million term loan facility (as further discussed above and further under Note 7 of our consolidated financial statements included elsewhere in this report), as offset by (v) the $14.4 million cash redemption of the Series A Preferred Shares, (vi) $6.9 million of period scheduled principal repayments under our existing secured credit facilities and (vii) the repayment, at its extended maturity, of the $5.0 million term loan facility.

Net cash from financing activities of $42.2 million for the year ended December 31, 2020 consisted of (i) the net cash proceeds received pursuant to the 2020 June Equity Offering and the 2020 July Equity Offering (as described in “— Liquidity and Capital Resources (“Equity Transactions”)”)  amounting to $35.3 million, (ii) proceeds of $9.5 million in the period from the $5.0 million convertible debentures and the $4.5 million term loan facility (see “—Our Borrowing Activities” for full terms), (iii) principal scheduled repayments under our credit facilities amounting to $2.0 million and (iv) payment of deferred finance costs in connection with the closing of our debt agreements in an aggregate amount of $0.6 million.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates that we are able to realize. Charter hire rates paid for dry bulk and tanker vessels are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Cyclical Nature of the Industry.”

There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability. Also, the Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to the COVID-19 pandemic. The Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

E.	Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read “Item 18. Financial Statements” and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this annual report.

Vessel Impairment

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

Our estimates of basic market value assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for the vessels received from a third-party independent shipbroker approved by our financing providers. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

As of December 31, 2021, the charter-free market value of all our vessels exceeded their carrying value, thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels. As of December 31, 2020, the aggregate carrying value of certain of our vessels exceeded their aggregate basic charter-free market value by approximately $0.8 million. We believe that the carrying values of our vessels whose carrying value exceeded its fair value as of December 31, 2020 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

We perform undiscounted cash flow tests when necessary, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

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

The net operating undiscounted cash flows are then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference, if any, between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company’s accounts as impairment loss.

Although we believe that the assumptions used to evaluate potential impairment, which are largely based on the historical performance of our fleet, are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

•         it is an appropriate period to capture the volatility of the market and includes numerous market highs and lows so as to be considered a fair estimate based on past experience; and

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

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position
Petros Panagiotidis	32	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	41	Secretary and Class B Director
Georgios Daskalakis	32	Class A Director

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

Dionysios Makris, Secretary and Class B Director

Dionysios Makris has been a non-executive member and Secretary of our Board since the Company’s establishment in September 2017 and currently serves as a member of the Company’s Audit Committee. He is a lawyer and has been a member of the Athens Bar Association since September 2005. He is currently based in Piraeus, Greece and is licensed to practice law before the Supreme Court of Greece. He practices mainly shipping and commercial law and is involved in both litigation and transactional practice. He holds a Bachelor of Laws degree from the Law School of the University of Athens, Greece and a Master of Arts degree in International Relations from the University of Warwick, United Kingdom.

Georgios Daskalakis, Class A Director

Georgios Daskalakis has been a non-executive member of our Board since our establishment in September 2017 and he is currently the chairman of our Audit Committee. Mr. Daskalakis has been employed since 2017 by M/Maritime Corp., a dry cargo management company, holding a number of senior positions. As of today, he is the Chief Commercial Officer and Chairman of the Board of Directors at M/Maritime. Prior to that he was employed in various roles in the shipping industry with Minerva Marine Inc, a major Greece based diversified shipping entity and Trafigura Maritime Logistics PTE Ltd. He holds a Bachelor’s degree from Babson College with a concentration on Economics and Finance followed by a Master of Science degree in Shipping, Trade and Finance from the Costas Grammenos Centre for Shipping, Trade and Finance, Cass Business School, City University of London.

B.	Compensation

The services rendered by our Chairman, Chief Executive Officer and Chief Financial Officer for the year ended December 31, 2021, are included in our master agreement with Castor Ships described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. For the year ended December 31, 2021, we paid our non-executive directors fees in the aggregate amount of $48,000 per annum, or $24,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer and Chief Financial Officer who also serves as our director does not receive additional compensation for his service as director.

C.	Board Practices

Our Board currently consists of three directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At our annual meeting of shareholders held on November 30, 2021, our shareholders re-elected our Class A director to serve until the annual meeting of shareholders to be held in 2024. The term of office of our Class B director expires at the annual meeting of shareholders to be held in 2022, and the term of office our Class C director expires at the annual meeting of shareholders to be held in 2023. Officers are appointed from time to time by our Board and hold office until a successor is appointed. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.

Our audit committee is comprised of our independent directors, Mr. Dionysios Makris and Mr. Georgios Daskalakis. Our Board has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules. Our Board has determined that Mr. Georgios Daskalakis is an “Audit Committee Financial Expert” under the Commission’s rules and the corporate governance rules of the Nasdaq Stock Market. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems. Our audit committee is also responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee.

D.	Employees

As of the date of this annual report, Mr. Petros Panagiotidis, holding the positions of Chairman, Chief Executive Officer and Chief Financial Officer, is our only employee.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions” Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B Preferred Shares relative to the rights of holders of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Based on information available to us, including information contained in public filings, as of the date of this annual report, there were no beneficial owners of 5% or more of our common shares. The following table sets forth certain information regarding the beneficial ownership of common shares and Series B Preferred Shares of all of our directors and officers as of the date of this annual report.

The percentage of beneficial ownership is based on 94,610,088 common shares outstanding as of March 28, 2022.

Name of Beneficial Owner	No. of Common Shares	Percentage
All executive officers and directors as a group (1) (2)	-	-%

(1)          Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common shares.

(2)         Petros Panagiotidis holds 112,409 common shares and 12,000 Series B Preferred Shares (representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of one hundred thousand (100,000) common shares). Please see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B Preferred Shares relative to the rights of holders of our common shares.

All of our common shareholders are entitled to one vote for each common share held. As of March 25, 2022 there were 91 holders of record of our common shares, 2 of which have a U.S. mailing address. One of these holders is CEDE & Co., a nominee company for The Depository Trust Company, which held approximately 99.8% of our outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.

B.	Related Party Transactions

From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future.

Management, Commercial and Administrative Services

Our vessels are technically managed by Pavimar, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Under the technical management agreements, our ship-owning subsidiaries pay a $600 daily fee to Pavimar for the provision of a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, which it may choose to subcontract to other parties at its discretion. As of December 31, 2021, Pavimar had subcontracted the technical management of three of the Company’s dry bulk vessels and nine of its tanker vessels to third-party ship-management companies. Pavimar pays, at its own expense, these third-party management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost. The technical management agreements have a term of five years and such term automatically renews for a successive five-year term on each anniversary of their effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Pavimar management agreements are terminated by the ship-owning subsidiaries other than by reason of default by Pavimar, a termination fee equal to four times the total amount of the daily management fee calculated on an annual basis shall be payable from the ship-owning subsidiaries to Pavimar.

Our vessels are commercially managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer. Castor Ships manages our business overall and provides us with commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. In exchange for these services, we and our subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of our business, (ii) a daily fee of $250 per vessel for the provision of commercial services, (iii) a commission of 1.25% on all charter agreements and (iv) a commission of 1% on each sale and purchase transaction. The Castor Ships management agreements have a term of five years and such term automatically renews for a successive five-year term on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships management agreements are terminated by the Company, or are terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company (including the disposal of all or substantially all of our assets, changes in key personnel such as our current directors or Chief Executive Officer or a determination by our board of directors that a change of control has  occurred), Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis. The agreements also provide that the management fees may be subject to annual review on their anniversary.

For further information, please refer to Note 3 of our audited consolidated financial statements included elsewhere in this annual report.

Vessel Acquisitions

On December 17, 2021, we entered into, through a separate wholly owned subsidiary, an agreement to purchase a 2012 Japanese built Panamax dry bulk carrier, the Magic Callisto, for a purchase price of $23.55 million from a third party in which a family member of our Chairman, Chief Executive Officer and Chief Financial Officer had an interest. The Magic Callisto was delivered to us on January 4, 2022. The terms of the transaction were negotiated and approved by a special committee of disinterested and independent directors of the Company.

Loans

$5.0 Million Term Loan Facility

On August 30, 2019, we entered into a $5.0 million term loan facility with Thalassa, an entity affiliated with Petros Panagiotidis, which was repaid in full on September 3, 2021. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” for more information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and other Financial Information

Please see “Item 18. Financial Statements.”

Legal Proceedings

To our knowledge, we are not currently a party to any legal proceedings that, if adversely determined, would have a material adverse effect on our financial condition results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. We are, and from time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth below and under “Item 3. Risk Factors—Risks Relating to our Common Shares—Our Board may never declare dividends.”

Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of the Board and will depend upon factors such as earnings, increased cash needs and expenses, restrictions in any of our agreements (including our current and future credit facilities), overall market conditions, current capital expenditure programs and investment opportunities, and the provisions of Marshall Islands law affecting the payment of distributions to shareholders (as described below). The foregoing is not an exhaustive list of factors which may impact the payment of dividends.

Marshall Islands law provides that we may pay dividends on and redeem any shares of capital stock only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law, we may not pay dividends on or redeem any shares of capital stock if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Any dividends paid by us may be treated as ordinary income to a U.S. shareholder. Please see the section entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

We have not paid any dividends to our shareholders as of the date of this annual report.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares currently trade on the Nasdaq Capital Market under the symbol “CTRM” and on the Norwegian OTC, or the NOTC, under the symbol “CASTOR”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Please see “—A. The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Articles of Association and Bylaws

The following is a description of material terms of our articles of incorporation and bylaws. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our articles of incorporation and our bylaws, as amended, copies of which are filed as exhibits to the this annual report.

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our amended and restated Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 94,610,088 common shares were issued and outstanding as of March 28, 2022, and 50,000,000 preferred shares, par value $0.001 per share, of which 12,000 Series B Preferred Shares are currently issued and outstanding.

Description of Common Shares

For a description of our common shares, see Exhibit 2.2 (Description of Securities).

Share History

Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Equity Transactions” for a description of the Company’s equity transactions.

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

Description of Series A Preferred Shares

On December 8, 2021, pursuant to a decision approved by our Board of Directors on November 8, 2021, we redeemed all of the issued and outstanding Series A preferred shares. Based on the amended and restated statement of designations of Castor dated October 10, 2019, the holders of the Series A preferred shares received a cash redemption of $30.00 per Series A Preferred Share. For further information on the Series A Preferred Shares and their redemption, see Note 8 (“(b) Preferred Shares—Series A Preferred Shares amendment and accumulated dividends settlement”) of our consolidated financial statements included elsewhere in this annual report.

Description of Series B Preferred Shares

On September 22, 2017, pursuant to an Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., we made certain issuances of our capital stock, including the issuance of 12,000 Series B Preferred Shares to Thalassa, a company controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. Each Series B Preferred Share has the voting power of one hundred thousand (100,000) common shares.

The Series B Preferred Shares have the following characteristics:

•	Conversion. The Series B Preferred Shares are not convertible into common shares.

•
Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and count for 100,000 votes for purposes of determining quorum at a meeting of shareholders. The Series B Preferred Share vote together with common shares as a class, except that the Series B Preferred Shares vote separately as a class on amendments to the Articles of Incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.

•	Distributions. The Series B Preferred Shares have no dividend or distribution rights.

•	Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as the common shares.

Stockholders Rights Agreement

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right” or the “Rights”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The Rights entitle the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Shares (as defined in the Stockholders Rights Agreement) and become exercisable 10 days after a public announcement that a person or group has obtained beneficial ownership of 15% or more of our outstanding shares. See Exhibit 2.2 (Description of Securities) for a full description of the Stockholders Rights Agreement. As of December 31, 2021, 94,610,088 Rights were issued and outstanding in connection with our common shares.

Description of the Class A Warrants

The following summary of certain terms and provisions of our Class A Warrants is not complete and is subject to and qualified in its entirety by the provisions of the form of Class A Warrant, which is filed as an exhibit to our registration statement on Form F-1/A (Registration No. 333-238990), filed with the Commission on June 23, 2020. Prospective investors should carefully review the terms and provisions set forth in the form of Class A Warrant.

Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $3.50 per share. The exercise price and number of common shares issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits (including the reverse stock split we effected on May 28, 2021), stock combinations, reclassifications or similar events affecting our common shares. The Class A Warrants may be exercised at any time until they are exercised in full. 5,848,656 of the Class A Warrants were exercised in full prior to the date of this annual report, resulting in the issuance of an aggregate of 5,848,656 common shares for an aggregate exercise price of approximately $20.5 million. As of the date of this annual report, 62,344 Class A Warrants remain outstanding.

Exercisability. The Class A Warrants are exercisable at any time after their original issuance up to the date that is five years after their original issuance. Each of the Class A Warrants is exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise.

If a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant. No fractional common shares will be issued in connection with the exercise of a Class A Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price. The Class A Warrants contain certain damages provisions pursuant to which we have agreed to pay the holder certain damages if we do not issue the shares in a timely fashion.

A holder will not have the right to exercise any portion of the Class A Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our common shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the Class A Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

Transferability. Subject to applicable laws, the Class A Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Class A Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the Class A Warrants, the holder of a Class A Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Class A Warrant.

Pro Rata Distributions. If, while the Class A Warrants are outstanding, we make certain dividend or distribution of our assets to holders of Common Stock, including any distribution of cash, stock, property or options by way of dividend, or spin off, all holders of the Class A Warrants are entitled to participate in the distribution to the same extent as if the holder had held the number of common shares acquirable upon exercise of the warrant on the date of the distribution.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Class A Warrants with the same effect as if such successor entity had been named in the Class A Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Class A Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of Class A Warrant holders, will be obligated to purchase any unexercised portion of the Class A Warrants in accordance with the terms of such Class A Warrants.

Governing Law. The Class A Warrants and warrant agreement are governed by New York law.

Description of the Private Placement Warrants

Each Private Placement Warrant is exercisable at any time after its issuance for $3.50 per common share and has a term of 5 years. The Private Placement Warrants have substantially the same terms as the Class A Warrants described above, except that they are subject to certain restrictions on transfer and contain different adjustment provisions for pro rata distributions. In the event of a pro rata distribution, the number of common shares issuable upon the exercise of each Private Placement Warrant will adjust proportionally against the new number of outstanding common shares such that the exercise price of the warrant remains unchanged, unless our Board decides to exercise its discretion to instead decrease the exercise price of the Private Placement Warrants by the amount distributed to each common share. The value of the exercise price adjustment will be determined by the Board in good faith. 5,707,136 of the Private Placement Warrants were exercised in full prior to the date of this annual report, resulting in the issuance of an aggregate of 5,707,136 common shares for an aggregate exercise price of approximately $20.0 million. As of the date of this annual report, 67,864 Private Placement Warrants remain outstanding.

Description of the January 5 and January 12 Warrants

Each January 5 Warrant and January 12 Warrant was exercisable for $1.90 per common share over an initial term of 5 years, on substantially the same terms as the Class A Warrants described above. All of the January 5 and January 12 Warrants were exercised in full prior to the date of this annual report, resulting in the issuance of an aggregate of 23,175,000 common shares for an aggregate exercise price of approximately $44.0 million.

Description of the April 7 Warrants

Each April 7 Warrant is exercisable for $6.50 per common share and for a term of 5 years, on substantially the same terms as the Private Placement Warrants described above. As of the date of this annual report, all 19,230,770 April 7 Warrants remain outstanding.

For further details on the foregoing warrants, see Note 8 to our consolidated financial statements included elsewhere in this annual report.

Listing and Markets

On December 21, 2018, our common shares, par value $0.001, were registered for trading on the NOTC with ticker symbol “CASTOR”. On February 11, 2019, our common shares began trading on the NASDAQ Capital Market under the ticker symbol “CTRM”. On March 21, 2019, Nasdaq approved for listing and registration on Nasdaq the Preferred Stock Purchase Rights under the Stockholders Rights Agreement. The Preferred Stock Purchase Rights trade with and are inseparable from our common shares.

Transfer Agent

The registrar and transfer agent for our common shares is American Stock Transfer & Trust Company, LLC.

C.	Material Contracts

We refer you to “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of certain material contracts to which we are a party entered into during the two-year period immediately preceding the date of this annual report, which are also attached as exhibits to this annual report.

D.	Exchange Controls

The Marshall Islands impose no exchange controls on non-resident corporations.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, such as dealers in securities or commodities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the Medicare contribution tax on net investment income, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares. The discussion below is based, in part, on the description of our business in this annual report above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to Castor Maritime Inc. and its subsidiaries on a consolidated basis.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to collectively as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income” or USSGTI.

Shipping income attributable to transportation that begins and ends in the United States is U.S. source income. We are not permitted by law to engage in such transportation and thus will not earn income that is from sources within the United States.

Shipping income attributable to transportation between non-U.S. ports is considered to be derived from sources outside the United States. Such income is not subject to U.S. tax.

If not exempt from tax under Section 883 of the Code, our USSGTI would be subject to a tax of 4% without allowance for any deductions (“the 4% tax”) as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% tax on our USSGTI if:

(1) we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States; and

(2)  either

(a) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual is a “qualified shareholder” and collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

(b) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test”.

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% on our USSGTI if we meet either the 50% Ownership Test or the Publicly-Traded Test.

Due to the widely dispersed nature of the ownership of our common shares, it is highly unlikely that we could satisfy the requirements of the 50% Ownership Test. Therefore, we expect to be exempt from the 4% tax on our USSGTI only if we are able to satisfy the Publicly-Traded Test.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation must be “primarily and regularly traded on an established securities market in the US or in a qualified foreign country”. To be “primarily traded” on an established securities market, the number of shares of each class of our stock that are traded during any taxable year on all established securities markets in the country where they are listed must exceed the number of shares in each such class that are traded during that year on established securities markets in any other country. Our common shares, which are traded on the Nasdaq Capital Market, meet the test of being “primarily traded”.

To be “regularly traded” one or more classes of our stock representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock that is listed must be listed on an established securities market (“the vote and value” test) and meet certain other requirements. Our common shares are listed on the Nasdaq Capital Market, but do not represent more than 50% of the voting power of all classes of stock entitled to vote. Our Series B Preferred Shares, which have super voting rights and have voting control but are not entitled to dividends, are not listed. Thus, based on a strict reading of the vote and value test described above, our stock is not “regularly traded”.

Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock, which we refer to as the “5 Percent Override Rule”. When more than 50% of the shares are owned by 5% shareholders, then we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of stock are a sufficient number of shares in that block to “prevent nonqualified shareholders in the closely held block from owning 50 percent or more of the stock”.

We believe our ownership structure meets the intent and purpose of the Publicly-Traded Test and the tax policy behind it even if it does not literally meet the vote and value requirements. In our case, there is no closely held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. However, we expect that we would have satisfied the Publicly-Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly-Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly traded company unless it is more than 50% owned, by vote or value, by nonqualified 5% shareholders. We therefore believe our particular stock structure, when considered by the US Treasury in light of the Publicly-Traded Test enunciated in the regulations should be accepted as satisfying the exemption. Accordingly, for our 2021 and future taxable years, we intend to take the position that we qualify for the benefits of Section 883. However, there can be no assurance that our particular stock structure will be treated as satisfying the Publicly-Traded Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

For the 2020 and prior taxable years, we took the position that USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, was subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime,” for the 2020 taxable year. The same rules would apply to us for our 2021 and future taxable years if contrary to our position described above the IRS determines that we do not qualify for the benefits of Section 883 of the Code.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

USSGTI would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all our USSGTI is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our USSGTI will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has in place an election to be treated as a United States person for U.S. federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate will generally be treated as ordinary income. However, if you are a U.S. Holder that is an individual, estate or trust, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common stock is listed on the Nasdaq Capital Market and we therefore expect that dividends will be qualified dividend income.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries’ corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income”. On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income”.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election”. As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election”. A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election”.

If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company. If you are a U.S. Holder who held our common shares during any period in which we are a PFIC, you are strongly encouraged to consult your tax advisor.

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that our Company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your shares. As long as our common shares are traded on the Nasdaq Capital Market, as they currently are and as they may continue to be, our common shares should be considered “marketable stock” for purposes of making the Mark-to-Market Election. U.S. Holders are urged to consult their own tax advisors in this regard.

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.

Under the Default PFIC Regime:

the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

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

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions”.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder”.

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

fail to provide an accurate taxpayer identification number;

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

If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, and in certain cases backup withholding requirements, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

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

Other Tax Considerations

In addition to the income tax consequences discussed above, the Company may be subject to tax, including tonnage taxes, in one or more other jurisdictions where the Company conducts activities. All our vessel-owning subsidiaries are subject to tonnage taxes. Generally, under a tonnage tax, a company is taxed based on the net tonnage of qualifying vessels such company operates, independent of actual earnings. The amount of any tonnage tax imposed upon our operations may be material.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.castormaritime.com. This web address is provided as an inactive textual reference only. Information contained on, or that can be accessed through, these websites, does not constitute part of, and is not incorporated into, this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Tel: + 357 25 357 767

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our activities expose us primarily to the financial risks of changes in interest rates and foreign currency exchange rates as described below.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR, which is the relevant reference under the majority of our credit facilities. Increasing interest rates could increase our interest expense and adversely impact our future results of operations. As of December 31, 2021, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $103.8 million. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income in the year ended December 31, 2021 by approximately $0.6 million based upon our floating interest-bearing average debt level during 2021. We expect our sensitivity to interest rate changes to increase in the future as we enter into additional debt agreements in connection with vessel acquisitions, including those using alternative reference rates such as  SOFR. At this time, we have one credit facility that uses adjusted SOFR as the relevant reference rate and therefore do not currently view changes to SOFR as having a material effect on our business. For further information on the risks associated with interest rates, please see “Item 3. Key Information—D. Risk Factors— A considerable amount of our outstanding debt is exposed to Interbank Offered Rate (“LIBOR”) Risk. We may be adversely affected by the transition from LIBOR as a reference rate and are exposed to volatility in LIBOR and the Secured Overnight Financing Rate, or SOFR. If volatility in LIBOR and/or SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be adversely affected” for a discussion on the risks associated with LIBOR and SOFR, among others.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. A minority of our vessels’ operating expenses (approximately 12.1% for the year ended December 31, 2021 and of our general and administrative expenses (approximately 11.5%) are in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2021, these non-US dollar expenses represented 3.9% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

Inflation Risk

Inflation has not had a material effect on our expenses in the preceding fiscal year. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We have adopted the Stockholders Rights Agreement, pursuant to which each of our common shares includes one right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series C Participating Preferred Shares if any third party seeks to acquire control of a substantial block of our common shares without the approval of our Board. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” included in this annual report and Exhibit 2.2 to this annual report for a description of our Stockholders Rights Agreement.

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2021, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based upon that evaluation, our management concluded that, as of December 31, 2021, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) promulgated under the Exchange Act. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of our financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal controls over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2021.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm, since, as an “emerging growth company”, we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

D.	Changes in Internal Control Over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Georgios Daskalakis, who serves as Chairman of the Audit Committee, qualifies as an “audit committee financial expert” under SEC rules, and that Mr. Daskalakis is “independent” under applicable Nasdaq rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

We adopted a code of ethics that applies to any of our employees, including our Chief Executive Officer and Chief Financial Officer. The code of ethics may be downloaded from our website (www.castormaritime.com). Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of ethics at no cost. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2021, no such amendment was made, or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Aggregate fees billed to the Company for the years ended December 31, 2020, and 2021 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. No other non-audit, tax or other fees were charged.

	For the year ended
In U.S. dollars	December 31, 2020	December 31, 2021
Audit Fees	188,750	367,000

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

•
Audit Committee. The Nasdaq requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Nasdaq Rule 5615(a)(3), we follow home country practice regarding audit committee composition and therefore our audit committee consists of two independent members of our Board, Mr. Georgios Daskalakis and Mr. Dionysios Makris. Although the members of our audit committee are independent, we are not required to ensure their independence under Nasdaq Rule 5605(c)(2)(A) subject to compliance with Rules 10A-3(b)(1) and 10A-3(c) under the Securities Exchange Act of 1934.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-35 filed as part of this annual report.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

1.2
Articles of Amendment to the Articles of Incorporation of the Company, as amended, filed with the Registry of the Marshall Islands on May 27, 2021 incorporated by reference to Exhibit 99.1 to Amendment No. 2 to Form 8-A filed with the SEC on May 28, 2021.

1.3	Bylaws of the Company incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

2.1	Form of Common Share Certificate incorporated by reference to Exhibit 99.2 of Amendment No. 2 to Form 8-A filed with the SEC on May 28, 2021.

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.3	Form of Class A warrant incorporated by reference to Exhibit 4.8 of Amendment No. 2 to the Company’s registration statement on Form F-1 filed with the SEC on June 23, 2020.

2.4	Form of Pre-Funded warrant incorporated by reference to Exhibit 4.9 of Amendment No. 2 to the Company’s registration statement on Form F-1 filed with the SEC on June 23, 2020.

4.1
Stockholder Rights Agreement dated as of November 20, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.2
Statement of Designation of the Rights, Preferences and Privileges of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 22, 2017, incorporated by reference to Exhibit 3.3 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.3
Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on October 10, 2019, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K furnished with the SEC on October 11, 2019.

4.4
Statement of Designation of the Rights, Preferences and Privileges of the Rights, Preferences and Privileges of the Series B Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 22, 2017, incorporated by reference to Exhibit 3.4 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.5
Statement of Designation of the Rights, Preferences and Privileges of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 29, 2017, incorporated by reference to Exhibit 3.5 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.6
Amended and Restated Statement of Designations of Rights, Preferences and Privileges of Series C Participating Preferred Stock of Castor Maritime Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on March 30, 2022.

4.7
Securities Purchase Agreement by and between the Company and YAII PN, Ltd. dated January 27, 2020 incorporated by reference to Exhibit 10.1 of the Company’s report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2020.

4.8
Registration Rights Agreement by and between the Company and YAII PN, Ltd. dated January 27, 2020 incorporated by reference to Exhibit 10.2 of the Company’s report on Form 6-K furnished with the SEC on January 31, 2020.

4.9	Form of Convertible Debenture incorporated by reference to Exhibit 10.3 of the Company’s report on Form 6-K furnished with the SEC on January 31, 2020.

4.10
Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.11
Waiver and Consent Agreement entered into by the Company and all holders of the issued and outstanding 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares, dated October 10, 2019 incorporated by reference to Exhibit 99.3 of the Company’s report on Form 6-K furnished with the SEC on October 11, 2019.

4.12
$5.0 Million Term Loan Facility, dated August 30, 2019, between Thalassa Investment Co. S.A., as lender, and the Company, as borrower, incorporated by reference to Exhibit 4.7 of the Company’s transition report on Form 20-F filed with the SEC on December 16, 2019.

4.13
First Supplemental Agreement to the $5.0 Million Term Loan Facility, dated August 30, 2019, between Thalassa Investment Co. S.A., as lender, and the Company, as borrower, incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F filed with the SEC on March 3, 2021.

4.14
$11.0 Million Secured Term Loan Facility, dated November 22, 2019, by and among Alpha Bank S,A., as lender, and Pikachu Shipping Co. and Spetses Shipping Co., as borrowers, incorporated by reference to Exhibit 4.9 of the Company’s transition report on Form 20-F filed with the SEC on December 16, 2019.

4.15
$4.5 Million Secured Loan Agreement, dated January 23, 2020, by and among Chailease International Financial Services Co., Ltd., as lender, Bistro Maritime Co., as borrower, and the Company and Pavimar S.A., as guarantors, incorporated by reference to Exhibit 10.1 of the Company’s report on Form 6-K furnished with the SEC on February 4, 2020.

4.16
$15.29 Million Term Loan Facility, dated January 22, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, as lenders, and Pocahontas Shipping Co. and Jumaru Shipping Co., as borrowers, incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F filed with the SEC on March 3, 2021.

4.17	$18.0 Million Term Loan Facility, dated April 27, 2021, between Alpha Bank S.A., as lender, and Gamora Shipping Co. and Rocket Shipping Co., as borrowers.

4.18
$40.75 Million Term Loan Facility, dated July 23, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, and Liono Shipping Co., Snoopy Shipping Co., Cinderella Shipping Co., and Luffy Shipping Co., as borrowers.

4.19
$23.15 Million Term Loan Facility, dated November 22, 2021, by and among Chailease International Financial Services Co., Ltd., as lender, and Bagheera Shipping Co. and Garfield Shipping Co., as borrowers.

4.20
$55.0 Million Term Loan Facility, dated January 12, 2022, by and among Deutsche Bank AG, as lender, and Mulan Shipping Co., Johnny Bravo Shipping Co., Songoku Shipping Co., Asterix Shipping Co. and Stewie Shipping Co., as borrowers.

4.21
Master Management Agreement, dated September 1, 2020, by and among the Company, its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 99.3 of the Company’s report on Form 6-K furnished with the SEC on September 11, 2020.

4.22
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated July 12, 2020, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished with the SEC on July 15, 2020.

4.23
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated December 30, 2020, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished with the SEC on January 5, 2021.

4.24
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated January 8, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished with the SEC on January 12, 2021.

4.25
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished with the SEC on April 7, 2021.

4.26
Amended and Restated Equity Distribution Agreement, dated March 31, 2022, by and among the Company and Maxim Group LLC, incorporated by reference to Exhibit 1.3 of Amendment No. 1 to the Company’s registration statement on Form F-3 filed with the SEC on March 31, 2022.

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer and Chief Financial Officer.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase Document

104	Cover Page Interactive Data File (Inline XBRL)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CASTOR MARITIME INC.

/s/ Petros Panagiotidis	March 31, 2022
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Castor Maritime Inc.,
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income/loss, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 31, 2022
We have served as the Company’s auditor since 2017.

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2021
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	December 31,
CURRENT ASSETS:	Note	2020	2021
Cash and cash equivalents		$8,926,903	$37,173,736
Restricted Cash	7	—	2,382,732
Accounts receivable trade, net		1,302,218	8,224,357
Due from related party	3	1,559,132	—
Inventories		714,818	4,436,879
Prepaid expenses and other assets		1,061,083	2,591,150
Deferred charges, net		—	191,234
Total current assets		13,564,154	55,000,088

NON-CURRENT ASSETS:
Vessels, net (including $138,600, and $3,406,400 related party commissions for the years ended 2020 and 2021, respectively)	3, 6	58,045,628	393,965,929
Advances for vessel acquisition	6	—	2,368,165
Restricted cash	7	500,000	3,830,000
Due from related party	3	—	810,437
Prepaid expenses and other assets, non-current		200,000	2,075,999
Deferred charges, net	4	2,061,573	4,862,824
Total non-current assets		60,807,201	407,913,354
Total assets		$74,371,355	$462,913,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	7	2,102,037	16,091,723
Current portion of long-term debt, related party	3, 7	5,000,000	—
Accounts payable		2,078,695	5,042,575
Due to related parties, current	3	1,941	4,507,569
Deferred revenue, net		108,125	3,927,833
Accrued liabilities (including $405,000 and $0 accrued interest to related party, respectively)	3	1,613,109	4,459,696
Total current liabilities		10,903,907	34,029,396

Commitments and contingencies	10

NON-CURRENT LIABILITIES:
Long-term debt, net	7	11,083,829	85,949,676
Total non-current liabilities		11,083,829	85,949,676

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 13,121,238 shares issued and outstanding as of December 31, 2020 and 94,610,088 issued and outstanding as of December 31, 2021	8	13,121	94,610
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	8
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares, 480,000 shares issued and outstanding as of December 31, 2020 and 0 issued and outstanding as of December 31, 2021	8	480	—
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively	8	12	12
Additional paid-in capital		53,686,741	303,658,153
(Accumulated deficit)/ Retained earnings		(1,316,735)	39,181,595
Total shareholders’ equity		52,383,619	342,934,370
Total liabilities and shareholders’ equity		$74,371,355	$462,913,442

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the year ended December 31, 2019, 2020 and 2021
(Expressed in U.S. Dollars – except for share data)

	Note	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
REVENUES:
Vessel revenues (net of commissions to charterers of $302,556, $629,015 and $4,417,505 for the years ended December 31, 2019, 2020 and 2021, respectively)	12	$5,967,772	$12,487,692	$132,049,710
Total revenues		5,967,772	12,487,692	132,049,710

EXPENSES:
Voyage expenses (including $40,471, $29,769 and $1,671,145 to related parties for the years ended December 31, 2019, 2020 and 2021, respectively)	3,13	(261,179)	(584,705)	(12,950,783)
Vessel operating expenses	13	(2,802,991)	(7,447,439)	(39,203,471)
Management fees to related parties	3	(212,300)	(930,500)	(6,744,750)
Depreciation and amortization	4,6	(897,171)	(1,904,963)	(14,362,828)
Provision for doubtful accounts	2	—	(37,103)	(2,483)
General and administrative expenses	14
- Company administration expenses (including $0, $400,000, and $1,200,000 to related party for the years ended December 31, 2019, 2020 and 2021)		(378,777)	(1,130,953)	(3,266,310)
- Public registration costs		(132,091)	—	—
Total expenses		(4,684,509)	(12,035,663)	(76,530,625)

Operating income		1,283,263	452,029	55,519,085

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including $162,500, $305,000 and $204,167 to related party for the years ended December 31, 2019, 2020 and 2021, respectively)	3,7,15	(222,163)	(2,189,577)	(2,854,998)
Interest income		31,589	34,976	75,123
Foreign exchange (losses)/ gains		(4,540)	(29,321)	28,616
Total other expenses, net		(195,114)	(2,183,922)	(2,751,259)

Net income/(loss) and comprehensive income/(loss), before taxes		$1,088,149	$(1,731,893)	$52,767,826
US Source Income Taxes	16	—	(21,640)	(497,339)
Net income/(loss) and comprehensive income/(loss)		$1,088,149	$(1,753,533)	$52,270,487

Cumulative dividends on Series A Preferred Shares	11	(372,022)	—	—
Gain on extinguishment of Series A Preferred Shares	8,11	112,637	—	—
Deemed dividend on Series A preferred shares	8,11	—	—	(11,772,157)
Net income/(loss) and comprehensive income/(loss) attributable to common shareholders		828,764	(1,753,533)	40,498,330

Earnings/(Loss) per common share, basic	11	3.11	(0.26)	0.48
Earnings/(Loss) per common share, diluted	11	$3.11	$(0.26)	$0.47
Weighted average number of common shares, basic		266,238	6,773,519	83,923,435
Weighted average number of common shares, diluted		266,238	6,773,519	85,332,728

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the year ended December 31, 2019, 2020 and 2021
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued			Par Value of Shares issued	Additional Paid-in capital	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity
	Common shares	Preferred A shares	Preferred B shares
Balance, December 31, 2018	240,000	480,000	12,000	732	7,614,268	2,136,024	9,751,024
- Issuance of common stock, net of commissions and issuance costs, pursuant to the First ATM Program (Note 8)	61,811	—	—	62	2,319,639	—	2,319,701
- Issuance of common stock related to Series A Preferred Stock dividends (Note 8)	30,000	—	—	30	967,770	(967,800)	—
- Series A Preferred Stock dividend waived accounted as deemed contribution (Note 8)	—	—	—	—	3,379,589	—	3,379,589
- Series A Preferred Stock dividend waived (Note 8)	—	—	—	—	(1,560,014)	(1,819,575)	(3,379,589)
- Gain on extinguishment of preferred stock pursuant to the Series A Preferred Stock Amendment Agreement, net of expenses (Note 8)	—	—	—	—	112,637	—	112,637
- Preferred shareholders’ deemed dividend pursuant to the Series A Preferred Stock Amendment Agreement (Note 8)	—	—	—	—	(130,000)	—	(130,000)
- Shareholder’s deemed contribution pursuant to the $7.5 Million Bridge Loan	—	—	—	—	62,500	—	62,500
- Net income	—	—	—	—	—	1,088,149	1,088,149
Balance, December 31, 2019	331,811	480,000	12,000	824	12,766,389	436,798	13,204,011
- Issuance of common stock pursuant to the $5.0 Million Convertible Debentures (Note 7)	804,208	—	—	804	5,056,969	—	5,057,773
- Issuance of common stock pursuant to the 2020 June Equity Offering, net of issuance costs (Note 8)	5,908,269	—	—	5,908	18,592,344	—	18,598,252
- Issuance of common stock pursuant to the 2020 July Equity Offering, net of issuance costs (Note 8)	5,775,000	—	—	5,775	15,682,079	—	15,687,854
- Issuance of common stock pursuant to the exercise of Class A Warrants (Note 8)	301,950	—	—	302	1,056,523	—	1,056,825
- Beneficial conversion feature pursuant to the issuance of the $5.0 Million Convertible Debentures (Note 7)	—	—	—	—	532,437	—	532,437
-Net loss	—	—	—	—	—	(1,753,533)	(1,753,533)
Balance, December 31, 2020	13,121,238	480,000	12,000	13,613	53,686,741	(1,316,735)	52,383,619
- Issuance of common stock pursuant to the registered direct offerings (Note 8)	42,405,770	—	—	42,406	156,824,134	—	156,866,540
- Issuance of common stock pursuant to warrant exercises (Note 8)	34,428,840	—	—	34,429	83,386,517	—	83,420,946
- Issuance of common stock pursuant to the Second ATM Program (Note 8)	4,654,240	—	—	4,654	12,388,124	—	12,392,778
- Redemption of Series A Preferred Shares (Note 8)		(480,000)		(480)	(2,627,363)	(11,772,157)	(14,400,000)
-Net income	—	—	—	—	—	52,270,487	52,270,487
Balance, December 31, 2021	94,610,088	—	12,000	94,622	303,658,153	39,181,595	342,934,370

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2019, 2020 and 2021 (Expressed in U.S. Dollars)

	Note	Year Ended December 31,
		2019	2020	2021
Cash Flows provided by/(used in) Operating Activities:
Net income/(loss)		$1,088,149	$(1,753,533)	$52,270,487
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) Operating activities:
Depreciation and amortization	4,6	897,171	1,904,963	14,362,828
Amortization and write-off of deferred finance charges	15	6,628	599,087	414,629
Amortization of other deferred charges		31,066	112,508	—
Deferred revenue amortization		(119,006)	(430,994)	—
Amortization of fair value of acquired charter	5	—	—	(1,940,000)
Interest settled in common stock	7,15	—	57,773	—
Amortization and write-off of convertible notes beneficial conversion feature	7,15	—	532,437	—
Provision for doubtful accounts	2	—	37,103	2,483
Shareholders’ deemed interest contribution		62,500	—	—
Changes in operating assets and liabilities:
Accounts receivable trade, net		454,488	(1,122,836)	(6,924,622)
Inventories		(86,004)	(571,284)	(3,722,061)
Due from/to related parties		(582,952)	(797,805)	5,254,323
Prepaid expenses and other assets		(320,055)	(885,828)	(3,406,066)
Dry-dock costs paid		—	(1,308,419)	(3,730,467)
Other deferred charges		(198,364)	26,494	(191,234)
Accounts payable		129,201	584,527	3,070,287
Accrued liabilities		384,827	625,894	1,495,032
Deferred revenue		564,313	46,104	3,819,708
Net Cash provided by/(used in) Operating Activities		2,311,962	(2,343,809)	60,775,327

Cash flow used in Investing Activities:
Vessel acquisitions (including time charter attached) and other vessel improvements	6	(17,227,436)	(35,472,173)	(346,273,252)
Advances for vessel acquisition	6	—	—	(2,367,455)
Net cash used in Investing Activities		(17,227,436)	(35,472,173)	(348,640,707)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	8	2,625,590	39,053,325	265,307,807
Common stock issuance expenses		(305,889)	(3,710,394)	(12,527,747)
Proceeds from long-term debt and convertible debentures	7	11,000,000	9,500,000	97,190,000
Redemption of Series A Preferred Shares	8	—	—	(14,400,000)
Repayment of long-term debt	7	—	(2,050,000)	(6,878,500)
Proceeds from related party debt		12,500,000	—	—
Repayment of related party debt	3	(7,500,000)	—	(5,000,000)
Payment of deferred financing costs		(232,568)	(608,985)	(1,866,615)
Net cash provided by Financing Activities		18,087,133	42,183,946	321,824,945

Net increase in cash, cash equivalents, and restricted cash		3,171,659	4,367,964	33,959,565
Cash, cash equivalents and restricted cash at the beginning of the period		1,887,280	5,058,939	9,426,903
Cash, cash equivalents and restricted cash at the end of the period		$5,058,939	$9,426,903	$43,386,468

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$4,558,939	$8,926,903	$37,173,736
Restricted cash, current		—	—	2,382,732
Restricted cash, non-current		500,000	500,000	3,830,000
Cash, cash equivalents, and restricted cash		$5,058,939	$9,426,903	$43,386,468

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		—	654,555	2,271,525
Shares issued in connection with the settlement of the $5.0 Million Convertible Debentures		—	5,057,773	—
Shares issued in connection with the Series A Preferred Shares Settlement Agreement		967,800	—	—
Series A Preferred Stock dividend waived accounted as deemed contribution		3,379,589	—	—
Preferred shareholders’ deemed contribution pursuant to the Series A Preferred Stock Amendment Agreement, net of expenses		112,637	—	—
Shareholder’s deemed contribution pursuant to the $7.5 Million Bridge Loan		62,500	—	—
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		—	—	99,797
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		33,344	657,204	1,592,001
Unpaid advances for vessel acquisitions (included in Accounts payable and Accrued Liabilities)		—	—	710
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		—	907,685	1,113,547
Unpaid deferred financing costs		17,000	—	3,980

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

The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the Norwegian OTC  under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”.

As of December 31, 2021, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of the 100% Series B preferred shares owned by it and, as a result, Thalassa could control the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provides technical, crew and operational management services to the Company.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Petros Panagiotidis, manages overall the Company’s business and provides commercial ship management, chartering and administrative services to the Company.

As of December 31, 2021, the Company owned a diversified fleet of 28 vessels, with a combined carrying capacity of 2.4 million dwt, consisting of one Capesize, seven Kamsarmax and 11 Panamax dry bulk vessels, as well as one Aframax, six Aframax/LR2 and two Handysize tankers. Details of the Company’s vessel owning subsidiary companies as of December 31, 2021, are listed below.

Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
3	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
4	Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	M/V Magic Rainbow	73,593	2007	August 2020
5	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
6	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
7	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
8	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
9	Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
10	Luffy Shipping Co. (“Luffy”)	Marshall Islands	M/V Magic Twilight	80,283	2010	April 2021
11	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
12	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
13	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
14	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
15	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
16	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
17	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
18	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
19	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
20	Elektra Shipping Co. (“Elektra”)	Marshall Islands	M/T Wonder Arcturus	106,149	2002	May 2021
21	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
22	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021

1.	Basis of Presentation and General information (continued):

23	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
24	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
25	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
26	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
27	Garfield Shipping Co. (“Garfield”)	Marshall Islands	M/V Magic Phoenix	76,636	2008	October 2021
28	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021

Consolidated subsidiaries formed to acquire vessels:

1	Mickey Shipping Co. (“Mickey”) incorporated under the laws of the Marshall Islands

Consolidated non-vessel owning subsidiaries:

1	Castor Maritime SCR Corp. (1)

(1)	Incorporated under the laws of the Marshall Islands, this entity serves as the Company’s vessel owning subsidiaries’ cash manager with effect from November 1, 2021.

Credit concentration:

During the years ended December 31, 2019, 2020 and 2021, charterers that individually accounted for more than 10% of the Company’s revenues (as percentages of total revenues), all derived from the Company’s dry bulk segment, were as follows:

Charterer	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
A	63%	34%	20%
B	—%	—%	12%
C	—%	—%	11%
D	13%	—%	—%
E	12%	24%	—%
F	12%	—%	—%
Total	100%	58%	43%

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Castor and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Castor, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

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

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and by type of vessel. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and by the segmented operating results of its fleet. In the fourth quarter of 2021, the Company determined that it operated under three reportable segments, as a provider of dry bulk commodities transportation services (dry bulk segment) and as a provider of transportation services for crude oil (Aframax/LR2 tanker segment) and oil products (Handysize tanker segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Other comprehensive income

The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/ (loss) items and, accordingly, comprehensive income equals net income for the periods presented.

Foreign currency translation

The Company’s reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the consolidated statements of comprehensive income.

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

Accounts receivable trade, net

The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire, freight, pool revenue, and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and/or pool arrangements, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts recorded as of December 31, 2019, 2020 and 2021 amounted to $0, $37,103 and $2,483, respectively.

Inventories

Inventories consist of bunkers, lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. Inventories consist of bunkers during periods when vessels are unemployed, undergoing dry-docking or special survey or under voyage charters, in which case, they are also stated at the lower of cost or net realizable value and cost is also determined by the first in, first out method.

Intangible Assets/Liabilities Related to Time Charters Acquired

When and where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data obtained by independent broker’s valuations. The valuations reflect the fair value of the vessel with and without the attached time charter and the cost of the acquisition is then allocated to the vessel and the intangible asset or liability on the basis of their relative fair values. The intangible asset or liability is amortized as an adjustment to revenues over the assumed remaining term of the acquired time charter and is classified as non-current asset or liability, as applicable, in the accompanying consolidated balance sheets.

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

Vessels’ depreciation

Depreciation is computed using the straight line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of their initial delivery from the shipyard.

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Impairment of long‑ lived assets

The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount.

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

Revenue and expenses recognition

The Company currently generates its revenues from time charter contracts, voyage charter contracts and pool arrangements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Panamax Index. Under a voyage charter agreement, a contract is made for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. A less significant part of the Company’s revenues is also generated from pool arrangements, determined in accordance with the profit-sharing mechanism specified within each pool agreement.

Revenues related to time charter contracts

The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Company further elected to adopt a practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements.

Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s consolidated statements of comprehensive income/(loss). Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs in accordance with ASC 340-40 and amortize these over the period of the charter.

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Revenues related to voyage charter contracts

The Company accounts for its voyage charter contracts following the provisions of ASC 606, Revenue from contracts with customers. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel, provided also that the terms of the voyage charter are predetermined, and any change requires the Company’s consent and are therefore considered service contracts.

The Company assessed the provisions of ASC 606 and concluded that there is one single performance obligation when accounting for its voyage charters, which is to provide the charterer with an integrated cargo transportation service within a specified period of time. In addition, the Company has concluded that voyage charter contracts meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. As a result of the foregoing, voyage revenue derived from voyage charter contracts is recognized from the time when a vessel arrives at the load port until completion of cargo discharge. Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Under a voyage charter agreement, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs.

Revenues related to pool contracts

As from the second quarter of 2021, the Company began operation for certain of its tanker vessels in pools. Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’pool managers aggregate the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable:

• based on the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, speed, fuel consumption, and construction and other characteristics); or

• by making adjustments to account for the cost performance, the bunkering fees and the trading capabilities of each vessel; and

• the number of days the vessel participated in the pool in the period (excluding off-hire days).

The Company records revenue generated from the pools in accordance with ASC 842, Leases, since it assesses that a vessel pool arrangement is a variable time charter with the variable lease payments recorded as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payments are based occur.

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Voyage Expenses

Voyage expenses, consist of: (a) port, canal and bunker expenses unique to a particular charter that the Company incurs primarily when its vessels operate under voyage charter arrangements or during repositioning periods, and (b) brokerage commissions. All voyage expenses are expensed as incurred, except for contract fulfilment costs which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. These capitalized contract fulfilment costs are recorded under “Deferred charges, net” in the accompanying consolidated balance sheets. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses.

Accounting for Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade receivables, net. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities, long-term debt and amounts due to related parties.

Convertible debt and associated beneficial conversion features (BCFs)

Convertible debt is accounted for in accordance with ASC 470-20, Debt with Conversion and Other Options. An instrument that is not a derivative itself must be evaluated for embedded features that should be bifurcated and separately accounted for as freestanding derivatives in accordance with ASC 815, Derivatives and Hedging, or separately accounted for under the cash conversion literature of ASC 470-20, Debt with Conversion and Other Options.

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

Financing Costs

Costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Company as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in interest and finance costs in the period in which the repayment or refinancing occurs, in accordance with the debt extinguishment guidance. Any unamortized balance of costs relating to refinanced long-term debt is deferred and amortized over the term of the credit facility in the period that such refinancing occurs, subject to the provisions of the accounting guidance prescribed under 470-50, Debt—Modifications and Extinguishments.

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Offering costs

Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.

Earnings/ (losses) per common share

Basic earnings/(losses) per common share are computed by dividing net income available to common stockholders after subtracting the dividends accumulated for the period on cumulative preferred stock (if any, whether or not earned) and the deemed dividend on redemption of cumulative preferred stock, which was recognized during the year ended December 31, 2021, by the weighted average number of common shares outstanding during the period. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

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

Recent Accounting Pronouncements:

Not Yet Adopted

The FASB has issued accounting standards that have not yet become effective and may impact the Company’s consolidated financial statements or related disclosures in future periods. These standards and their potential impact are discussed below:

In March 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”)”. ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to expected market transition from LIBOR and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020, and December 31, 2022. The Company does not expect adoption and transition to alternative reference rates will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). This standard removes the separation models for convertible debt with cash conversion or beneficial conversion features. It eliminates the “treasury stock” method for convertible instruments and requires application of the “if-converted” method for certain agreements. The Company adopted ASU 2020-06 on January 1, 2022, and this adoption had no impact on its consolidated financial statements as there was no outstanding convertible debt as of December 31, 2021.

3.	Transactions with Related Parties:

During the years ended December 31, 2019, 2020, and 2021, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of comprehensive income/ (loss):

	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
Management fees-related parties
Management fees – Pavimar (a)	$212,300	$768,000	$4,761,000
Management fees – Castor Ships (c)	—	162,500	1,983,750

Included in Voyage expenses
Charter hire commissions – Castor Ships (c)(d)	$40,471	$29,769	$1,671,145

Included in Interest and finance costs
Interest expenses (b) – Thalassa	$162,500	$305,000	$204,167

Included in General and administrative expenses
Administration fees – Castor Ships (c)	$—	$400,000	$1,200,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (c)	$—	$138,600	$3,406,400

As of December 31, 2020, and 2021, balances with related parties consisted of the following:

	December 31, 2020	December 31, 2021
Assets:
Due from Pavimar (a) – current	$1,559,132	$—
Due from Pavimar (a) – non-current	—	810,437
Liabilities:
Due to Pavimar (a) – current	—	3,909,885
Related party debt (b) – Thalassa	$5,000,000	$—
Accrued loan interest (b) – Thalassa	405,000	—
Voyage commissions, management fees and other expenses due to Castor Ships (c)	1,941	597,684

(a)  Pavimar:

Each of the Company’s ship-owning subsidiaries has entered into separate vessel management agreements with Pavimar, a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the management agreements, Pavimar provides the Company with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it may choose to subcontract to other parties at its discretion, and provided commercial management until August 31, 2020, in exchange for a daily fee. During the year ended December 31, 2019, the daily fixed fee of the Magic P was set at $320, whereas, the daily fixed fee on the other two vessels comprising the Company’s fleet, the Magic Sun and the Magic Moon, was each set from its acquisition date and up to December 31, 2019, at $500. Effective January 1, 2020, and during the eight-month period ended August 31, 2020, the Company’s vessels then comprising its fleet were charged with a daily management fee of $500 per day per vessel. On September 1, 2020, the Company’s then shipowning subsidiaries entered into revised ship management agreements with Pavimar which replaced the then existing ship management agreements in their entirety (the “Technical Management Agreements”). Pursuant to the terms of the Technical Management Agreements, effective September 1, 2020, Pavimar provides the Company’s shipowning subsidiaries with the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for which Pavimar is paid a daily fee of $600 per vessel, which may be also subject to an annual review on their anniversary date. The Technical Management Agreements have a term of five years, and such term automatically renews for a successive five-year term on each anniversary of their effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Technical Management Agreements are terminated by the shipowning subsidiaries other than by reason of default by Pavimar, a termination fee equal to four times the total amount of the daily management fee calculated on an annual basis shall be payable from the shipowning subsidiaries to Pavimar.

3.	Transactions with Related Parties (continued):

As of December 31, 2021, Pavimar had subcontracted the technical management of three of the Company’s dry bulk vessels and nine of its tanker vessels and the operational management of three of its tanker vessels to third-party ship-management companies. These third-party management companies provide technical and operational management to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2021, paid Pavimar working capital guarantee deposits aggregating the amount of $1,568,689, of which $758,252 are included in Due to related party, current and $810,437 are presented in Due from related party, non-current in the accompanying consolidated balance sheets.

During the years ended December 31, 2019, 2020, and 2021, the Company incurred management fees under the Technical Management Agreements amounting to $212,300, $768,000, and $4,761,000, respectively, which are separately presented in Management fees to related parties in the accompanying consolidated statements of comprehensive income/(loss).

In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2020, an amount of $1,559,132 was due from Pavimar in relation to these working capital advances granted to it, net of payments made by Pavimar on behalf of the Company vessels, whereas, as of December 31, 2021, an amount of $4,668,137 was owed to Pavimar in relation to payments made by Pavimar on behalf of the Company net of working capital advances granted to it.

(b) Thalassa:

$5.0 Million Term Loan Facility

On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the Magic Sun (Note 7). The Company drew down the entire loan amount on September 3, 2019. The facility bore a fixed interest rate of 6.00% per annum and initially had a bullet repayment on March 3, 2021, which, pursuant to a supplemental agreement dated March 2, 2021, was granted a six-month extension. At its extended maturity, on September 3, 2021, the Company repaid $5.0 million of principal and $609,167 of accrued interest due and owing from it to Thalassa and, as a result, the Company, with effect from that date, was discharged from all its liabilities and obligations under this facility.

During the years ended December 31, 2019, 2020, and 2021, the Company incurred interest costs in connection with the above facility amounting to $100,000, $305,000, and $204,167, respectively, which are included in Interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss).

(c) Castor Ships:

On September 1, 2020, the Company and its shipowning subsidiaries entered into a master management agreement (the “Master Agreement”) with Castor Ships. Pursuant to the terms of the Master Agreement each of the Company’s shipowning subsidiaries also entered into separate commercial ship management agreements with Castor Ships (the “Commercial Shipmanagement Agreements” and together with the Master Agreement, the “Castor Ships Management Agreements”). Under the terms of the Castor Ships Management Agreements, Castor Ships manages overall the Company’s business and provides commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial functions, handling all the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company and its shipowning subsidiaries. In exchange for these services, the Company and its subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Shipmanagement Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

3.	Transactions with Related Parties (continued):

The Castor Ships Management Agreements have a term of five years, and such term automatically renews for a successive five-year term on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships Management Agreements are terminated by the Company or are terminated by Castor Ships due to a material breach of the Master Agreement by the Company or a change of control in the Company, Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis. The Commercial Shipmanagement Agreements also provide that the management fees may be subject to an annual review on their anniversary.

During the years ended December 31, 2020 and 2021, the Company incurred (i) management fees amounting to $400,000 and $1,200,000, respectively, for the management and administration of the Company’s business, which are included in General and administrative expenses in the accompanying consolidated statements of comprehensive income/(loss), (ii) management fees amounting to $162,500 and $1,983,750, respectively, for the provision of the services under the Commercial Shipmanagement Agreements which are included in Management fees to related parties in the accompanying consolidated statements of comprehensive income/(loss), (iii) charter hire commissions amounting to $29,769 and $1,671,145, respectively, which are included in Voyage expenses in the accompanying consolidated statements of comprehensive income/(loss) and (iv) sale and purchase commission amounting to $138,600 and $3,406,400, respectively, which are included in Vessels, net in the accompanying consolidated balance sheets.

(d) Alexandria Enterprises S.A:

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

Commissions charged by Alexandria during the year ended December 31, 2019, amounted to $40,471 and are included in Voyage expenses in the accompanying consolidated statements of comprehensive income/(loss). The Company has stopped using the commercial services of Alexandria since January 1, 2020, and, accordingly, no relevant charges exist for the years ended December 31, 2020, and 2021. As of December 31, 2020, and 2021, no amounts were due to Alexandria.

(e) Vessel Acquisitions:

On October 14, 2019, the Company, through a separate wholly owned subsidiary, entered into an agreement to purchase a 2005 Japanese built Panamax dry bulk carrier, the Magic Moon, at a gross purchase price of $10.2 million from a third-party in which an immediate family member of Petros Panagiotidis had a minority interest. The Magic Moon was delivered to the Company on October 20, 2019. The Magic Moon acquisition was financed using a combination of cash on hand, the net proceeds raised under the Company’s First ATM Program, discussed in Note 8 below, and the proceeds from a $7.5 million bridge loan provided to the Company by Thalassa on October 17, 2019.

4.	Deferred charges, net:

The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2018	$341,070
Amortization	(341,070)
Balance December 31, 2019	$—
Additions	2,216,102
Amortization	(154,529)
Balance December 31, 2020	$2,061,573
Additions	3,936,331
Amortization	(1,135,080)
Balance December 31, 2021	$4,862,824

On November 27, 2020, the Magic Moon commenced its scheduled dry-dock which was completed on January 13, 2021. During the year ended December 31, 2021, three more vessels in the Company’s fleet initiated and completed their scheduled dry-dock, the Magic Rainbow the Wonder Mimosa and the Magic Vela.

5.	Fair value of acquired time charter:

In connection with the acquisition of the Magic Pluto in May 2021 with a time charter attached (the “Magic Pluto Attached Charter”), the Company initially recognized an intangible liability of $1,940,000, representing the fair value of the time charter acquired. The Magic Pluto Attached Charter commenced upon the vessel’s delivery, on August 8, 2021, and was concluded within the fourth quarter of 2021. Accordingly, the respective intangible liability was fully amortized during that period.

For the year ended December 31, 2021, the amortization of the below market acquired time charter related to the Magic Pluto acquisition amounting to $1,940,000 is included in Vessel revenues in the accompanying consolidated statements of comprehensive income/(loss).

6.	Vessels, net/ Advances for vessel acquisition:

(a) Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2019	24,810,061	(1,110,032)	23,700,029
— Acquisitions, improvements, and other vessel costs	36,096,033	—	36,096,033
— Period depreciation	—	(1,750,434)	(1,750,434)
Balance December 31, 2020	60,906,094	(2,860,466)	58,045,628
— Acquisitions, improvements, and other vessel costs	299,460,599	—	299,460,599
— Transfers from Advances for vessel acquisitions (b)	49,687,450	—	49,687,450
— Period depreciation	—	(13,227,748)	(13,227,748)
Balance December 31, 2021	410,054,143	(16,088,214)	393,965,929

6.	Vessels, net/ Advances for vessel acquisition (continued):

Vessel Acquisitions and other Capital Expenditures:

During the year ended December 31, 2021, the Company agreed to acquire 14 dry bulk carriers and nine tanker vessels for an aggregate cash consideration of $363.6 million (the “2021 Vessel Acquisitions”). Of the 2021 Vessel Acquisitions, 22 were concluded during the year ended December 31, 2021, whereas the last one, this of the Magic Callisto, was concluded on January 4, 2022 (Note 18). The 2021 Vessel Acquisitions were financed with cash on hand and the net proceeds from the debt and equity financings discussed under Notes 7 and 8 below. Details regarding the 2021 Vessel Acquisitions delivered as of December 31, 2020 and 2021, are presented below.

Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
2020 Acquisitions
Magic Rainbow	Panamax	73,593	2007	China	$7.85	08/08/2020
Magic Horizon	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Nova	Panamax	78,833	2010	Japan	$13.86	10/15/2020
2021 Acquisitions
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
Wonder Polaris	Aframax LR2	115,351	2005	S. Korea	$13.60	03/11/2021
Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
Wonder Sirius	Aframax LR2	115,341	2005	S. Korea	$13.60	03/22/2021
Magic Twilight	Kamsarmax	80,283	2010	S. Korea	$14.80	04/09/2021
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Nebula	Kamsarmax	80,281	2010	S. Korea	$15.45	05/20/2021
Wonder Vega	Aframax	106,062	2005	S. Korea	$14.80	05/21/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Wonder Avior	Aframax LR2	106,162	2004	S. Korea	$12.00	05/27/2021
Wonder Arcturus	Aframax LR2	106,149	2002	S. Korea	$10.00	05/31/2021
Wonder Mimosa	Handysize	36,718	2006	S. Korea	$7.25	05/31/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Wonder Musica	Aframax LR2	106,290	2004	S. Korea	$12.00	06/15/2021
Wonder Formosa	Handysize	36,660	2006	S. Korea	$8.00	06/22/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Mars	Panamax	76,822	2014	S. Korea	$20.40	09/20/2021
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	10/26/2021
Wonder Bellatrix	Aframax LR2	115,341	2006	S. Korea	$18.15	12/23/2021

During the year ended December 31, 2021, the Company incurred aggregate vessel improvement costs of $1.8 million mainly relating to (i) the purchase and installation of a ballast water management system (“BWMS”) on the Wonder Mimosa during the vessel’s dry dock that was initiated late in the second quarter of 2021 and concluded early in the third quarter of 2021, and (ii) the consideration paid to acquire the BWMS equipment of the Magic Vela and additional BWMS installation costs incurred during the vessel’s dry dock that was initiated in the third quarter and concluded in the fourth quarter of 2021.

During the year ended December 31, 2020, the Company incurred aggregate vessel improvement costs of $1.0 million relating to (i) the purchase and partial installation of a BWMS on the Magic P, and (ii) the purchase and installation of a BWMS on the Magic Sun.

As of December 31, 2021, 13 of the 28 vessels in the Company’s fleet having an aggregate carrying value of $164.7 million were first priority mortgaged as collateral to their loan facilities (Note 7).

Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2020 and December 31, 2021.

6.	Vessels, net/ Advances for vessel acquisition (continued):

(b)	Advances for vessel acquisition

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
Vessel Cost
Balance December 31, 2020	$—
— Advances for vessel acquisitions and other vessel pre-delivery costs	52,055,615
—Transfer to Vessels, net (a)	(49,687,450)
Balance December 31, 2021	$2,368,165

During the year ended December 31, 2021, the Company took delivery of the vessels discussed under (a) above and, hence, certain advances paid in the period for these vessels were transferred from Advances for vessel acquisitions to Vessels, net. The balance of Advances for vessel acquisition as of December 31, 2021, reflects the advance payment made for the acquisition of the Magic Callisto (Note 18).
7.	Long-Term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheet of December 31, 2021, is analyzed as follows:

		Year Ended
Loan facilities	Borrowers	December 31, 2020	December 31, 2021
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$9,400,000	$7,800,000
$4.5 Million Term Loan Facility (b)	Bistro	4,050,000	3,450,000
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	—	13,877,000
$18.0 Million Term Loan Facility (d)	Rocket- Gamora	—	16,300,000
$40.75 Million Term Loan Facility (e)	Liono-Snoopy-Cinderella-Luffy	—	39,596,000
$23.15 Million Term Loan Facility (f)	Bagheera-Garfield	—	22,738,500
Total long-term debt		$13,450,000	$103,761,500
Less: Deferred financing costs		(264,134)	(1,720,101)
Total long-term debt, net of deferred finance costs		$13,185,866	102,041,399

Presented:
Current portion of long-term debt		$2,200,000	$16,688,000
Less: Current portion of deferred finance costs		(97,963)	(596,277)
Current portion of long-term debt, net of deferred finance costs		$2,102,037	$16,091,723

Non-Current portion of long-term debt		11,250,000	87,073,500
Less: Non-Current portion of deferred finance costs		(166,171)	(1,123,824)
Non-Current portion of long-term debt, net of deferred finance costs		$11,083,829	$85,949,676

Debt instruments from related party
$5.0 Million Term Loan Facility (Note 3(b))	Castor	5,000,000	—
Total long-term debt from related party, current		$5,000,000	$—

7.	Long-Term Debt (continued):

a.	$11.0 Million Term Loan Facility:

On November 22, 2019, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Spetses and Pikachu owning the Magic P and the Magic Moon, respectively, entered into the Company’s first senior secured term loan facility in the amount of $11.0 million with Alpha Bank S.A. The facility was drawn down in two tranches on December 2, 2019. This facility has a term of five years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment of $3.0 million payable simultaneously with the last instalment at maturity, on December 2, 2024. The above facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by the Company. The respective facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain level of minimum free liquidity per collateralized vessel, and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum free liquidity requirement referred to above to the aggregate principal amounts due under the facility. This facility’s net proceeds were partly used by the Company to repay the $7.5 million bridge loan on December 6, 2019, whereas the remainder of the proceeds was used for general corporate purposes including financing vessel acquisitions.

b.	$4.5 Million Term Loan Facility:

On January 23, 2020, pursuant to the terms of a credit agreement, the Company’s wholly owned dry bulk vessel ship-owning subsidiary, Bistro, entered into a $4.5 million senior secured term loan facility with Chailease International Financial Services Co., Ltd. The facility was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment of $1.5 million payable simultaneously with the last instalment at maturity, and bears interest at a margin over LIBOR per annum. The above facility contains a standard security package including a first preferred mortgage on the vessel owned by the borrower (the Magic Sun), pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel’s earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower and is guaranteed by the Company and Pavimar. Pursuant to the terms of this facility, the Company is also subject to certain minimum liquidity restrictions requiring the borrower to maintain a certain credit balance in an account of the lender as “cash collateral” as well as certain negative covenants customary for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the cash collateral referred to above), to the aggregate principal amount of the loan. This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (see Note 6(a)) and for general corporate purposes.

c.	$15.29 Million Term Loan Facility

On January 22, 2021, pursuant to the terms of a credit agreement, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Pocahontas and Jumaru, entered into a $15.29 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in two tranches on January 27, 2021, is repayable in sixteen (16) equal quarterly installments of $471,000 each, plus a balloon installment in the amount of $7.8 million payable at maturity and bears interest at a margin over LIBOR per annum. The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers, (the Magic Horizon and the Magic Nova) pledge of bank accounts, charter assignments and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers, and is guaranteed by the Company. Pursuant to this facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash balance with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary, for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the aggregate market value of the collateral vessels, (ii) the value of the minimum liquidity deposits referred to above, (iii) the value of the dry-dock reserve accounts referred to above and (iv) any additional security provided, over the aggregate principal amount of the loan outstanding.

This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (Note 6(a)) and for general corporate purposes.

7.	Long-Term Debt (continued):

d.	$18.0 Million Term Loan Facility

On April 27, 2021, two of the Company’s wholly owned tanker vessel ship-owning subsidiaries, Rocket and Gamora, entered into a $18.0 million senior secured term loan facility with Alpha Bank S.A. The facility was drawn down in two tranches on May 7, 2021. This facility has a term of four years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in (a) sixteen (16) quarterly instalments (1 to 4 in the amount of $850,000 and 5 to 16 in the amount of $675,000) and (b) a balloon installment in the amount of $6.5 million, such balloon instalment payable at maturity together with the last repayment instalment. The above facility is secured by first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers, (the Wonder Sirius and the Wonder Polaris), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by the Company. The facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain level of minimum free liquidity per collateralized vessel and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above, to the aggregate principal amounts due under the facility. This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (Note 6(a)) and for general corporate purposes.

e.	$40.75 Million Term Loan Facility

On July 23, 2021, pursuant to the terms of a credit agreement, four of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Liono, Snoopy, Cinderella and Luffy, entered into a $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in four tranches on July 27, 2021, is repayable in twenty (20) equal quarterly installments of $1,154,000 each, plus a balloon installment in the amount of $17.7 million payable at maturity simultaneously with the last instalment and bears interest at a margin over LIBOR per annum. The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers (the Magic Thunder, Magic Nebula, Magic Eclipse and the Magic Twilight), and is guaranteed by the Company. The Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain minimum cash balance with the lender (a specified portion of which shall be released to the borrowers following the repayment of the fourth installment with respect to all four tranches), to maintain and gradually fund certain dry-dock reserve accounts to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the aggregate market value of the collateral vessels, (ii) the value of the dry-dock reserve accounts referred to above and, (iii) any additional security provided, over the aggregate principal amount outstanding of the loan. This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (Note 6(a)) and for general corporate purposes.

f.	$23.15 Million Term Loan Facility

On November 22, 2021, pursuant to the terms of a credit agreement, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Bagheera and Garfield, entered into a $23.15 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd. The loan was drawn down in two tranches on November 24, 2021, the first in a principal amount of $10.15 million and the second in a principal amount of $13.0 million. Both tranches mature five years after the drawdown date and are repayable in sixty (60) monthly installments (1 to 18 in the amount of $411,500 and 19 to 59 in the amount of $183,700) and (b) a balloon installment in the amount of $8.2 million payable at maturity simultaneously with the last instalment and bear interest at a margin over LIBOR per annum. The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers, pledge of bank accounts, shares security deed relating to the shares of the vessels’ owning subsidiaries, charter assignments, shares pledge, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers (the Magic Rainbow and the Magic Phoenix) and is guaranteed by the Company. Pursuant to this facility, the Company is also subject to certain negative covenants customary for facilities of this type and a certain minimum liquidity restriction requiring the borrowers to maintain a certain minimum cash balance with the lender. This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (Note 6(a)) and for general corporate purposes.

7.	Long-Term Debt (continued):

g.	$5.0 Million Convertible Debentures:

On January 27, 2020, the Company entered into a securities purchase agreement with an institutional investor, YAII PN, LTD, pursuant to which, on January 27, 2020, February 10, 2020 and February 19, 2020, the Company issued and sold to that investor three unsecured convertible debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively. The convertible debentures originally matured 12 months from their issuance dates, bore fixed interest at 6% per annum, and were convertible at the investor’s option, at any time after issuance, into common shares of the Company at the lower of (i) a price of $2.25 per common share or (ii) 90% of the lowest daily volume weighted average price of the common stock during the 10 trading days prior to the conversion date. As of June 8, 2020, the investor had converted the full aggregate principal amount and interest owed with respect to the convertible debentures aggregating to an amount of $5,057,773 and the Company issued 804,208 common shares in settlement thereof.

The Company accounted for the issuance of the convertible debentures in accordance with the BCF guidance in ASC 470-20 and accordingly recognized the BCFs, amounting to $532,437, separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of these features to additional paid-in capital. The intrinsic value of each BCF was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security was convertible. Following the conversion by the investor of the amounts owed under the above convertible debentures, the Company, as of December 31, 2020, recognized all unamortized discounts at the conversion dates as interest expense which are included in Interest and Finance Costs in the accompanying consolidated statements of comprehensive income/(loss).

As of December 31, 2020, and 2021, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash as of December 31, 2021, current and non-current, includes (i) $4.6 million of minimum liquidity deposits required pursuant to the $11.0 million term loan facility, the $18.0 million term loan facility, the $15.29 million term loan facility and the $40.75 million term loan facility discussed above, (ii) $0.2 million in the dry-dock reserve accounts required under the $15.29 million term loan facility and the $40.75 million term loan facility discussed above, and (iii) $1.4 million of retention deposits.

Restricted cash as of December 31, 2020, includes $0.5 million of non-legally restricted cash as per the $11.0 million term loan facility’s minimum liquidity requirements (as discussed above), or $0.25 million per collateralized vessel.

The annual principal payments for the Company’s outstanding debt arrangements as of December 31, 2021, required to be made after the balance sheet date, are as follows:

Year ending December 31,	Amount
2022	$16,688,000
2023	14,743,400
2024	16,604,400
2025	24,545,400
2026	31,180,300
Total long-term debt	$103,761,500

7.	Long-Term Debt (continued):

The weighted average interest rate on the Company’s long-term debt for the years ended December 31, 2020, and 2021 was 5.0% and 3.6% respectively.

Total interest incurred on long-term debt for the years ended December 31, 2020, and 2021, amounted to $1,030,925 and $2,232,843 respectively, and is included in Interest and finance costs (Note 15) in the accompanying consolidated statements of comprehensive income/(loss).

8.	Equity Capital Structure:

Under the Company’s articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares.

(a)	Common Shares:

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, common shareholders are entitled to receive ratably all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends. Upon the Company’s dissolution or liquidation or the sale of all or substantially all of its assets, the common shareholders are entitled to receive pro rata the remaining assets available for distribution. Common shareholders do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. The rights, preferences and privileges of common shareholders are subject to the rights of the holders of any preferred shares, which the Company has or may issue in the future.

June 2019 at-the-market common stock offering program (the “First ATM Program”)

On June 28, 2019, the Company, entered into an equity distribution agreement,with Maxim Group LLC (“Maxim”) acting as sales agent over a minimum period of 12 months, under which the Company could, from time to time, offer and sell shares of its common stock through an at-the-market offering program. No warrants, derivatives, or other share classes were associated with this transaction. During the period from July 15, 2019, up to September 9, 2019, the Company raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the First ATM Program of $2.6 million and $2.3 million, respectively, by issuing and selling 61,811 common shares. No further sales under the First ATM Program occurred since then. On June 21, 2021, the Company terminated the First ATM Program, and, as a result, it has not incurred any further sales under it.

June 2020 underwritten common stock follow-on offering (the “2020 June Equity Offering”)

On June 23, 2020, the Company entered into an agreement with Maxim acting as underwriter, pursuant to which it offered and sold 5,911,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.10 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $3.50 per unit (or $3.40 per unit including a Pre-Funded Warrant). This offering closed on June 26, 2020 and resulted in the issuance of 5,908,269 common shares (the “ 2020 June Equity Offering Shares”) and 5,911,000 Class A Warrants, which also included 771,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. The Company raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively.

The Class A Warrants issued in the above offering have a term of five years and are exercisable immediately and throughout their term for $3.50 per common share (American style option). The exercise price of the Class A Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

8.	Equity Capital Structure (continued):

During the years ended December 31, 2020, and 2021, there were exercises of 301,950 and 5,546,706 Class A Warrants pursuant to which the Company received proceeds of $1.1 million and $19.4 million, respectively, and, as a result, as of December 31, 2021, 62,344 Class A Warrants remained unexercised and potentially issuable into common stock of the Company.

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

2020 registered direct equity offering (the “2020 July Equity Offering”)

On July 12, 2020, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 5,775,000 common shares in a registered offering. In a concurrent private placement, the Company also issued warrants to purchase up to 5,775,000 common shares (the “Private Placement Warrants”). In connection with this offering, which closed on July 15, 2020, the Company received gross and net cash proceeds of approximately $17.3 million and $15.7 million, respectively.

The 2020 Private Placement Warrants issued in the offering discussed above have a term of five years and are exercisable immediately and throughout their term for $3.50 per common share (American style option). The exercise price of the Private Placement Warrant is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

Between their issuance date, being July 15, 2020 and December 31, 2020, there were no exercises of Private Placement Warrants. During the year ended December 31, 2021, there were exercises of 5,707,136 Private Placement Warrants pursuant to which the Company received total gross proceeds of $20.0 million. As of December 31, 2021, 67,864 Private Placement Warrants remained unexercised and potentially issuable into common stock of the Company.

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

2021 First Registered Direct Equity Offering

On December 30, 2020, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 9,475,000 common shares and warrants to purchase up to 9,475,000 common shares (the “January 5 Warrants”) in a registered direct offering. In connection with this direct equity offering, which closed on January 5, 2021, the Company received gross and net cash proceeds of approximately $18.0 million and $16.5 million, respectively.

The January 5 Warrants issued in the above equity offering had a term of five years and were exercisable immediately and throughout their term for $1.90 per common share (American style option). The exercise price of the January 5 Warrants was subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and upon any distributions of assets, including cash, stock or other property to existing shareholders.

8.	Equity Capital Structure (continued):

As of February 10, 2021, all the January 5 Warrants had been exercised, and, pursuant to their exercise and the issuance by the Company of 9,475,000 common shares, the Company received gross and net proceeds of $18.0 million.

On initial recognition the fair value of the January 5 Warrants was $22.2 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the January 5 Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the January 5 Warrants valuation was 137.5%. A 5% increase in the volatility applied would have led to an increase of 1.7% in the fair value of the January 5 Warrants.

2021 Second Registered Direct Equity Offering

On January 8, 2021, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 13,700,000 common shares and warrants to purchase up to 13,700,000 common shares (the “January 12 Warrants”) in a registered direct offering. In connection with this direct equity offering, which closed on January 12, 2021, the Company received gross and net cash proceeds of $26.0 million and $24.1 million, respectively.

The January 12 Warrants issued in the above offering had a term of five years and were exercisable immediately and throughout their term for $1.90 per common share (American style option). The exercise price of the January 12 Warrants was subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

As of February 10, 2021, all the January 12 Warrants had been exercised, and, pursuant to their exercise and the issuance by the Company of 13,700,000 common shares, the Company received gross and net proceeds of $26.0 million.

On initial recognition the fair value of the January 12 Warrants was $37.3 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the January 12 Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the January 12 Warrants valuation was 152.1%. A 5% increase in the volatility applied would have led to an increase of 1.3% in the fair value of the January 12 Warrants.

2021 Third Registered Direct Equity Offering

On April 5, 2021, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 19,230,770 common shares and warrants to purchase up to 19,230,770 common shares (the “April 7 Warrants”) in a registered direct offering. In connection with this direct equity offering, which closed on April 7, 2021, the Company received gross and net cash proceeds of approximately $125.0 million and $116.3 million, respectively.

The April 7 Warrants issued in the above offering have a term of five years and are exercisable immediately and throughout their term for $6.50 per common share (American style option). The exercise price of the April 7 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

8.	Equity Capital Structure (continued):

Between their issuance date and December 31, 2021, there were no exercises of the April 7 Warrants and, as a result, as of December 31, 2021, 19,230,770 April 7 Warrants remained unexercised and potentially issuable into common stock of the Company.

On initial recognition the fair value of the April 7 Warrants was $106.6 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the April 7 Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the April 7 Warrants valuation was 201.7%. A 5% increase in the volatility applied would have led to an increase of 0.7% in the fair value of the April 7 Warrants.

The Company accounted for the Class A Warrants, the Private Placement Warrants and the January 5, January 12 and April 7 Warrants as equity in accordance with the accounting guidance under ASC 815-40. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity’s own stock and (ii) meets the equity classifications conditions. The Company concluded these warrants were equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

June 2021 at-the-market common stock offering program (the “Second ATM Program”)

On June 14, 2021, the Company, entered into a new at-the-market offering program with Maxim acting as a sales agent over a minimum period of 12 months under which the Company may, from time to time, offer and sell its common stock through an at-the-market offering having an aggregate offering price of up to $300.0 million. No warrants, derivatives, or other share classes were associated with this transaction. As of December 31, 2021, the Company had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the Second ATM Program of $12.9 million and $12.4 million, respectively, by issuing and selling 4,654,240 common shares.

Reverse Stock Split

On May 28, 2021, the Company effected a one-for-ten reverse stock split of its common stock without any change in the number of authorized common shares. All share and per share amounts, as well as warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of May 28, 2021, was decreased to 89,955,848 while the par value of the Company’s common shares remained unchanged at $0.001 per share.

(b)	Preferred Shares:

On September 22, 2017, Castor entered into a share exchange agreement (the “Exchange Agreement”) with the shareholders of Spetses to acquire all of the outstanding common shares of Spetses in exchange for Castor issuing (i) 240,000 common shares proportionally to the then shareholders of Spetses, (ii) 12,000 Series B preferred shares to Thalassa, and (iii) 480,000  9.75% Series A cumulative redeemable perpetual preferred shares to the then shareholders of Spetses excluding Thalassa, all at par value of $0.001 (the “Series A Preferred Shares”). As the Exchange Agreement also involved the issuance of preferred shares, which were a new and additional class of shares, these have been recorded at fair value. The Company determined the fair value of the 9.75% Series A cumulative redeemable perpetual preferred shares to be $2.74 million as of September 22, 2017, the date of their issuance, and reflected the amount within Additional paid-in capital. The Series B preferred shares were deemed to have a fair value of zero as they have no rights to dividends, do not have redemption/call rights and do not have any redemption features or a liquidation preference.

8.	Equity Capital Structure (continued):

Series A Preferred Shares amendment and accumulated dividends settlement:

On October 10, 2019, the Company reached an agreement with the holders of its Series A Preferred Shares to settle in full all accumulated dividend obligations on the Series A Preferred Shares (the “Series A Preferred Shares Settlement Agreement”) and to simultaneously adopt an Amended and Restated Statements of Designations of its Series A Preferred Shares (the  “Series A Preferred Stock Amendment Agreement”). Pursuant to the Series A Dividends Settlement Agreement, the Series A Preferred holders agreed to forgive the Company’s obligations related to all due and overdue accumulated dividends on the Series A Preferred shares during the period from their original issue date up to and including June 30, 2019, amounting to $4.3 million, and to receive, in settlement thereof, 30,000 newly issued common shares, the fair value of which as of the settlement date amounted to $967,800 and was determined through Level 1 input data of the fair value hierarchy, i.e. the common share closing market price at the date of issuance (the “Settlement Shares”). The dividends waived amounted to $3,379,589 and an amount of $1,819,575 was charged against retained earnings and an amount of $1,560,014 in the absence of retained earnings, charged against paid-in-capital. The Settlement Shares were issued to the Series A Preferred holders on October 17, 2019.

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

The Company accounted for the amendment to the rights, preferences and privileges of the Series A Preferred Shares, in accordance with FASB ASC Topic 260-10-S99-2, as an extinguishment of the original preferred stock and the issuance of new preferred stock due to the significance of the modifications to the substantive contractual terms of the preferred stock and the associated fundamental changes to the nature of the preferred stock, which, as discussed above, included the forfeiture of accrued dividends on the Series A Preferred Shares up to and including June 30, 2019 and the issuance of 30,000 common shares in settlement thereof. Accordingly, upon extinguishment, the Company recorded a net gain of $112,637 on the Series A Preferred Stock within shareholders’ equity equal to the difference between the fair value of the new shares of preferred stock issued and the carrying amount of the old shares of preferred stock extinguished. The Company allocated the entire net gain on extinguishment of the Series A Preferred Shares to Additional paid-in capital. The net gain on extinguishment is reflected in the calculation of net income available to common stockholders in accordance with FASB ASC Topic 260, Earnings per Share. The non-recurring fair value measurement of the new Series A Preferred Shares was based on Level 3 hierarchical data using the income approach, which was based on projected cash flows discounted to their present value using a discount rate that considers the timing and risk of the forecasted cash flows. The discount rate used was 16.6% and was based on the average estimated value of a market participant’s cost of capital and debt, derived using customary market metrics and is considered an unobservable significant input.

On December 8, 2021, the Company redeemed all its 480,000 Series A Preferred Shares, each with a cash liquidation preference of $30, resulting in an aggregate redemption price of $14.4 million. The Company considered the guidance under FASB ASC Topic 260-10-S99-2 for the Series A Preferred Shares redemption and, as a result, the difference between the carrying value and the fair value of the Series A Preferred Shares, amounting to $11.8 million, was recognized in retained earnings as a deemed dividend, and has been considered in the 2021 earnings per share calculations (Note 11).

As of December 31, 2020, and 2021, there were no accumulated, due or overdue dividends on the Series A Preferred Shares.

8.	Equity Capital Structure (continued):

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

9.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

◾
Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy. The carrying value of these instruments is reflected in the accompanying consolidated balance sheets.

◾
Long-term debt: The secured credit facilities discussed in Note 7, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

10.	Commitments and contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

10.	Commitments and contingencies (continued):

(a)	Commitments under Contracts for BWMS Installation

The Company has entered into a contract to purchase and install BWMS on five of its dry bulk carriers and five of its tanker vessels. As of December 31, 2021, the Company had completed and put into use the BWMS installation on one of these five dry bulk carriers, the Magic Sun, and one of the five tanker vessels, the Wonder Mimosa, whereas, the contracted BWMS system installations on the remaining eight above discussed vessels are expected to be concluded during 2022. It is estimated that the contractual obligations related to these purchases, excluding installation costs, will be on aggregate approximately €3.0 million (or $3.4 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1324 as of December 31, 2021), of which €2.4 million (or $2.7 million) are due in 2022 and €0.6 million (or $0.7 million) are due in 2023. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

(b)	Commitments under long-term lease contracts

The following table sets forth the Company’s future minimum contracted lease payments (gross of charterers’ commissions), based on vessels’ commitments to non-cancelable fixed time charter contracts as of December 31, 2021. The calculation does not include any assumed off-hire days.

Twelve-month period ending December 31,	Amount
2022	$25,772,380
Total	$25,772,380

11.	Earnings/ (Loss) Per Share:

The Company calculates earnings/(loss) per share by dividing net income/(loss) available to common shareholders in each period by the weighted-average number of common shares outstanding during that period, after adjusting for the effect of cumulative dividends on the Series A Preferred Shares, whether or not earned, and the deemed dividend which resulted from the redemption of the Series A Preferred Shares on December 8, 2021. As further disclosed under Note 8, dividends on the Series A Preferred Shares did not accrue nor accumulate during the period from July 1, 2019 through their redemption date.

Diluted earnings/(loss) per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. During the year ended December 31, 2021, the denominator of diluted earnings per common share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding with respect to warrants that were outstanding during the year ended December 31, 2021. Securities that could potentially dilute basic earnings per share for the year ended December 31, 2021, that were excluded from the computation of diluted earnings per share because to do so would have been antidilutive, were the unexercised, as of December 31, 2021, April 7 Warrants, calculated in accordance with the treasury stock method.

For the year ended December 31, 2020, the Company incurred losses and the effect of the warrants outstanding during that period and as of that date, would be antidilutive. Hence, for the year ended December 31, 2020 “Basic loss per share” equaled “Diluted loss per share”. The Company had no potentially dilutive instruments in the year ended December 31, 2019.

11.	Earnings/ (Loss) Per Share (continued):

The components of the calculation of basic and diluted earnings/(loss) per common share in each of the periods comprising the accompanying consolidated statements of comprehensive income/(loss) are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
Net income/(loss) and comprehensive income/(loss)	$1,088,149	$(1,753,533)	$52,270,487
Less: Cumulative dividends on Series A Preferred Shares	(372,022)	—	—
Plus: Gain on extinguishment of preferred shares pursuant to the Series A Preferred Stock Amendment Agreement, net of expenses	112,637	—	—
Less: Deemed dividend on Series A Preferred Shares	—	—	(11,772,157)
Net income/(loss) and comprehensive income/(loss) available to common shareholders	828,764	(1,753,533)	40,498,330

Weighted average number of common shares outstanding, basic	266,238	6,773,519	83,923,435
Earnings/(Loss) per common share, basic	3.11	(0.26)	0.48

Plus: Dilutive effect of warrants	—	—	1,409,293
Weighted average number of common shares outstanding, diluted	266,238	6,773,519	85,332,728
Earnings/(Loss) per common share, diluted	$3.11	$(0.26)	$0.47

12.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the years ended December 31, 2019, 2020, and 2021, as presented in the accompanying consolidated statements of comprehensive income/(loss):

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
Time charter revenues	$5,967,772	12,487,692	111,900,699
Voyage charter revenues	—	—	15,002,012
Pool revenues	—	—	5,146,999
Total Vessel revenues	$5,967,772	$12,487,692	$132,049,710
As of December 31, 2021, trade accounts receivable, net increased by $6,924,622 and deferred revenue increased by $3,819,708 compared to December 31, 2020. These changes were mainly attributable to the timing of collections, the timing of commencement of revenue recognition, the increase in charter rates and the increase in vessel revenues resultant to the growth of the Company’s fleet during the year ended December 31, 2021.

As of December 31, 2020, deferred assets and deferred liabilities related to revenue contracts were $0 and $108,125, respectively and were recognized in earnings as the performance obligations were satisfied in 2021. As of December 31, 2021, deferred assets and deferred liabilities related to revenue contracts amounted to $191,234 and $3,927,833, respectively, are presented under Deferred charges, net (Current) and Deferred revenue, net (Current) respectively, in the accompanying consolidated balance sheet and will be recognized in earnings as the performance obligations will be satisfied in 2022.

12.	Vessel Revenue (continued):

This change in deferred contract assets and liabilities between December 31, 2020 and December 31, 2021, was mainly attributable to the timing of collections, the increase in vessel revenues resultant to the growth of the Company’s fleet and the timing of commencement of revenue recognition. Demurrage income for year ended December 31, 2021, amounted to $2,545,283.

13.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2019	2020	2021
Crew & crew related costs	$1,396,477	3,753,578	21,532,311
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	868,915	2,314,260	9,828,139
Lubricants	153,969	429,967	2,375,901
Insurances	189,781	507,885	3,126,169
Tonnage taxes	50,553	131,674	592,701
Other	143,296	310,075	1,748,250
Total Vessel operating expenses	$2,802,991	$7,447,439	$39,203,471

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2019	2020	2021
Brokerage commissions	$46,708	158,538	1,733,639
Brokerage commissions- related party	40,471	29,769	1,671,145
Port & other expenses	46,100	173,645	4,520,584
Bunkers consumption	87,760	321,252	7,742,450
Loss/(Gain) on bunkers	40,140	(98,499)	(2,717,035)
Total Voyage expenses	$261,179	$584,705	$12,950,783

14.	General and Administrative Expenses:

General and administrative expenses include costs in relation to the administration of the Company and its non-recurring public registration costs.

Company Administration Expenses are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
Audit fees	$119,535	$129,420	$265,744
Chief Executive and Chief Financial Officer and directors’ compensation	12,000	29,000	48,000
Other professional fees	247,242	572,533	1,752,566
Administration fees-related party (Note 3(c))	—	400,000	1,200,000
Total	$378,777	$1,130,953	$3,266,310

The Chief Executive Officer and Chief Financial Officer compensation was terminated on October 1, 2020 and, subsequent to this date, all services rendered by the Company’s Chief Executive Officer and Chief Financial Officer are included in its Master Agreement with Castor Ships (see Note 3(c)).

14.	General and Administrative Expenses (continued):

Public Registration Costs: During the years ended December 31, 2019, 2020 and 2021, the Company incurred public registration costs of $132,091, $0, and $0 respectively. Public registration costs relate to the costs incurred by the Company in connection with the Company’s registration and listing of its 240,000 issued and outstanding common shares on the Norwegian OTC on December 21, 2018, and the NASDAQ Stock Market on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.

15.	Interest and Finance Costs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
Interest on long-term debt	$47,585	$668,152	$2,028,676
Interest on long-term debt – related party (Note 3 (b))	162,500	305,000	204,167
Interest on convertible debt – non cash	—	57,773	—
Amortization and write-off of deferred finance charges	6,628	599,087	414,629
Amortization and write-off of convertible notes beneficial conversion features	—	532,437	—
Other finance charges	5,450	27,128	207,526
Total	$222,163	$2,189,577	$2,854,998

16.	Income Taxes:

Castor and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

Pursuant to §883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly-Traded Test”). Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met.

In the Company’s case, it expects that it would have satisfied the Publicly-Traded Test if its common shares represented more than 50% of the voting power of its stock, and it can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. The Company therefore believes its stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations satisfies the intent and purpose of the exemption. This position is uncertain and will be disclosed to the Internal Revenue Service when the Company files its U.S. tax returns for 2021.

16.     Income Taxes (continued):
Because the position stated above is uncertain, the Company has recorded a provision of $497,339 for U.S. source gross transportation income tax in the accompanying consolidated statement of comprehensive income/(loss) for the year ended December 31, 2021. In addition, U.S. source gross transportation income taxes of approximately $21,640 were recognized in its consolidated comprehensive income/(loss) for the year ended December 31, 2020.

17.	Segment Information:

During 2021, the Company acquired a number of tanker vessels for the first time. As a result of the different characteristics of the Aframax/LR2 tanker vessels and the Handysize tanker vessels acquired, the Company determined that, with effect from the fourth quarter of 2021, the Company operated in three reportable segments: (i) dry bulk, (ii) Aframax/LR2 tanker and (ii) Handysize tanker. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of crude oil (carried by Aframax/LR2 tankers) and differs again from the transport of oil products (carried by Handysize tanker vessels). Further, dry bulk vessels trade on different types of charter contracts as compared to tanker vessels, predominantly being employed in the time charter market, whereas the Company’s tanker vessels participate in the voyage charter market and in pooling agreements. The transportation of crude oil also has different characteristics to the transportation of oil products in terms of trading routes and cargo handling.

The table below presents information about the Company’s reportable segments as of and for the years ended December 31, 2019, and 2020, when the Company had one reportable segment, and for the year ended December 31, 2021, when the Company had more than one reportable segment. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income/ (loss) from operations.

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
	Dry bulk segment	Dry bulk segment	Dry bulk segment	Aframax/LR2 tanker segment	Handysize tanker segment	Total
- Time charter revenues	$5,967,772	$12,487,692	$102,785,442	$9,115,257	$—	$111,900,699
- Voyage charter revenues	—	—	—	15,002,012	—	15,002,012
- Pool revenues	—	—	—	2,442,144	2,704,855	5,146,999
Vessel revenues, net	$5,967,772	$12,487,692	$102,785,442	$26,559,413	$2,704,855	$132,049,710
Voyage expenses (including charges from related parties)	(261,179)	(584,705)	(1,891,265)	(11,003,925)	(55,593)	(12,950,783)
Vessel operating expenses	(2,802,991)	(7,447,439)	(26,841,600)	(9,776,724)	(2,585,147)	(39,203,471)
Management fees to related parties	(212,300)	(930,500)	(4,890,900)	(1,433,950)	(419,900)	(6,744,750)
Depreciation and amortization	(897,171)	(1,904,963)	(10,528,711)	(3,087,764)	(746,353)	(14,362,828)
Provision for doubtful accounts	—	(37,103)	(2,483)	—	—	(2,483)
Segments operating income/(loss) (1)	$1,794,131	$1,582,982	$58,630,483	$1,257,050	$(1,102,138)	$58,785,395
Less: Unallocated corporate general and administrative expenses	(510,868)	(1,130,953)	—	—	—	(3,266,310)
Total consolidated operating income/(loss)	$1,283,263	$452,029	$58,630,483	$1,257,050	$(1,102,138)	$55,519,085

(1)	Does not include unallocated corporate general and administrative expenses amounting to $510,868, $1,130,953 and $3,266,310 in each of the years ended December 31, 2019, 2020 and 2021, respectively.

17.    Segment Information (continued):
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2020, and 2021, is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2021
Dry bulk segment	$67,387,635	$314,407,704
Aframax tanker segment	—	104,953,507
Handysize tanker segment	—	19,093,379
Cash and cash equivalents (1)	6,882,398	23,950,795
Prepaid expenses and other assets (1)	101,322	508,057
Total consolidated assets	$74,371,355	$462,913,442

(1)	Refers to assets of other entities (Castor Maritime Inc. and Castor Maritime SCR Corp.) included in the consolidated financial statements.

18.	Subsequent Events:

(a)
Delivery of the Magic Callisto: On January 4, 2022, the Company’s wholly owned subsidiary, Mickey, pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The vessel was purchased for $23.55 million. The terms of the transaction were negotiated and approved by a special committee of disinterested and independent directors of the Company.

(b)
Entry into $55.0 million financing: On January 12, 2022, the Company entered into a $55.0 million senior secured term loan facility with Deutsche Bank AG, through and secured by five of the Company’s dry bulk ship-owning subsidiaries, those owning the Magic Starlight, Magic Mars, Magic Pluto, Magic Perseus and the Magic Vela, and guaranteed by the Company. This facility has a tenor of five years, bears interest at a margin over adjusted SOFR per annum and contains a standard security package including a first preferred cross-collateralized mortgage on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, shares pledge, a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower, and managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject to (i) a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii) to certain minimum liquidity restrictions requiring us to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of the Company’s fleet of vessels, to net interest expense ratio above a certain level, (ii) an amount of unencumbered cash above a certain level and, (iii) the Company’s trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level. The loan was drawn down in full in five tranches on January 13, 2022.