Form 20-F
period 2022-12-31
Castor Maritime Inc.
filed 2023-03-08
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Phone number: + 357 25 357 767
Fax Number: +357 25 357 796

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value, including associated Share Purchase Rights under the Shareholder Protection Rights Agreement	CTRM	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period covered by the annual report:

As of December 31, 2022, there were outstanding 94,610,088 common shares of the Registrant, $0.001 par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

In addition to these assumptions, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:

•	the effects of the spin-off of our tanker business;

•	our business strategy, expected capital spending and other plans and objectives for future operations;

•
dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and tanker carriers and the strength of world economies;

•
the rapid growth of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, and the effects of our fleet’s growth on our future financial condition, operating results, future revenues and expenses, future liquidity, and the adequacy of cash flows from our operations;

•
our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them;

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

•	instances of off-hire, including due to limitations imposed by COVID-19 and/or due to vessel upgrades and repairs;

•	future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards;

•	volatility in our share price, including due to high volume transactions in our shares by retail investors;

•	potential conflicts of interest involving affiliated entities and/or members of our Board of Directors, senior management and certain of our service providers that are related parties;

•	general domestic and international political conditions or events, including “trade wars”, global public health threats and major outbreaks of disease;

•
changes in seaborne and other transportation, including due to fluctuating demand for dry bulk and tanker vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry;

•	the impact of adverse weather and natural disasters; and

•	any other factor described in this annual report and from time to time in our reports.

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

Unless the context otherwise requires, as of the date of and as used in this annual report, the terms “Company”, “we”, “us”, and “our” refer to Castor Maritime Inc. and all of its subsidiaries, and “Castor Maritime Inc.” refers only to Castor Maritime Inc. and not to its subsidiaries. “Toro” refers to Toro Corp., our wholly owned subsidiary to which we contributed our tanker business in connection with the proposed Spin-Off (as defined below).

We use the term “deadweight ton”, or “dwt”, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. A “ton mile” is a standardized shipping metric and refers to the volume of cargo being carried (a “ton”) and the distance sailed for the shipment in nautical miles.

The descriptions of agreements contained herein are summaries that set forth certain material provisions. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of each agreement, each of which is an exhibit to this annual report on Form 20-F or included as an exhibit to certain other reports and other information filed with the Securities and Exchange Commission (the “SEC”). We encourage you to refer to each agreement for additional information.

On May 28, 2021, we effected a one-for-ten reverse stock split on our common shares. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split. The par value of the common shares remained unchanged at $0.001 per share.

On November 15, 2022 and December 30, 2022, the disinterested and independent members of the board of directors of the Company, based on the recommendation of a special committee of disinterested and independent directors, approved and authorized, subject to the fulfillment of certain conditions, the spin-off of our Aframax/LR2 tanker segment and Handysize tanker segment, whereby our tanker-owning subsidiaries and the holding company of the now sold tanker vessel M/T Wonder Arcturus would be contributed to the Company’s wholly owned subsidiary, Toro, in exchange for (i) the issuance to the Company of 9,461,009 common shares of Toro, (ii) the issuance to the Company of 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro having a stated amount of $1,000 per share and (iii) the issuance to Pelagos Holdings Corp., a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Toro, par value $0.001 per share against payment of the par value of such shares (such transactions, collectively, the “Contribution”). On March 7, 2023, we effected the Contribution and distributed on a pro rata basis all common shares of Toro received in the Contribution to our holders of common stock of record at the close of business on February 22, 2023 (the “Distribution”, and together with the Contribution and related transactions, the “Spin-Off”). As of the date of this annual report, we and Toro operate as independent publicly traded companies each listed on the Nasdaq Capital Market. Pursuant to a Contribution and Spin-Off Distribution Agreement entered into with Toro, Toro replaced us as guarantor under the $18.0 Million Term Loan Facility (as defined herein) with effect from March 7, 2023. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Toro.

Further, on November 15, 2022, our independent, disinterested directors, on the recommendation of a special committee comprised of our independent, disinterested directors, resolved, among other things, to focus our efforts on dry bulk shipping services. This does not, however, preclude us from pursuing other opportunities and we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containership vessels. As of March 7, 2023, our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, also serves as Chairman and Chief Executive Officer of Toro.

For further information regarding the Spin-Off, refer to “Item 4. Information on the Company—A. History of the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 18 to our consolidated financial statements included elsewhere in this annual report.

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

Summary of Risk Factors

•	Charter hire rates in the shipping industry are volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.

•	An oversupply of vessel capacity in the segments we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.

•	Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

•	Risks involved in operating ocean-going vessels could affect our business and reputation.

•
A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.

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

•
We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to profitably charter and finance our vessels and to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•	We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and/or operating results.

•
We are dependent upon Castor Ships and Pavimar, which are related party managers of our dry bulk fleet and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•
Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off of our tanker business.

•	Our Board may never declare dividends.

•	Our share price has been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

•	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

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

Risks Relating to Our Industry

Charter hire rates in the shipping industry are volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.

We are exposed to changes in charter rates in the dry bulk and containership markets in which our vessels operate. Fluctuations in charter rates in these markets may impact our operations and result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally.

The shipping industry in general is cyclical with attendant volatility in charter hire rates and profitability, and in the past, there have been instances where time charter and spot market rates for vessels in the segments we operate have declined below operating costs of vessels. The degree of charter hire rate volatility among different types of vessels has varied widely. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities and products.

Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

As a result of the COVID-19 pandemic, it is likely that our dry bulk and containership charter rates will continue to be exposed to volatility in the near to medium term. Such exposure could have a material adverse effect on our business, financial condition and operating results. Furthermore, the conflict in Ukraine combined with inflationary pressures and/or supply chain disruptions across most major economies have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, such as grain, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken. For further details, see  “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”.

Demand for dry bulk capacity is affected by supply of and demand for, and changes in the production or manufacturing, of commodities, semi-finished and finished consumer and industrial products, while demand for containership capacity is affected by a range of factors, including demand and supply chain for containerized goods and major products carried by container vessels internationally.

Factors that influence demand for vessel capacity in the segments in which we operate include:

•	global and regional economic and political conditions and developments, including armed conflicts and terrorist activities, international trade sanctions, embargoes and strikes;

•	developments in international trade;

•	the distance over which products are to be moved by sea;

•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality;

•	changes in the production of energy products, commodities, semi-finished and finished consumer and industrial products;

•	epidemics and pandemics, such as the COVID-19 pandemic;

•	environmental and other regulatory developments;

•	natural catastrophes;

•	currency exchange rates; and

•	the weather.

For a discussion of factors affecting the supply of the dry bulk and containership vessel capacity, see “—An oversupply of vessel capacity in the segments in which we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.”  These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results. In particular, a significant decrease in charter rates would cause asset values to decline. See “—A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.”

The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by a decrease in the demand for such commodities and/or products and the volatility in their prices.

Our growth significantly depends on continued growth in worldwide and regional demand for the products we transport, such as dry bulk commodities (such as iron ore, coal, soybeans, etc.) and consumer and industrial products, which could be negatively affected by several factors, including declines in prices for such commodities and/or products, or general political, regulatory and economic conditions.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries or elsewhere may reduce demand for dry bulk and/or containership vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

More generally, various economies around the globe were impacted by inflationary pressures and/or supply chain disruptions in 2022, in part stemming from the conflict in Ukraine and related sanctions against Russia and Belarus, the withdrawal of the U.K. from the European Union (“Brexit”) and the COVID-19 pandemic and related containment efforts throughout the world. For example, demand for and the price of coal, a product which we transport from time to time, rose more than 250% in March 2022 as compared to the same period in the previous year. This was due to, among other factors, disruptions in natural gas supplies to the European Union as a result of tensions with Russia and the loosening of COVID-19 restrictions in various jurisdictions, which was accompanied by a surge in energy demand and, in some jurisdictions, a temporary shortage in available electrical capacity. The price of coal has since declined amid recessionary concerns regarding the global economy. The global economy currently remains and is expected to continue to remain subject to substantial uncertainty, which may impact demand for the products which we transport. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our segments, our business, results of operations and available cash.

An oversupply of vessel capacity in the segments in which we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.

Factors that influence the supply of vessel capacity in the segments in which we operate include:

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrapping of older vessels;

•	the speed of vessels being operated;

•	vessel casualties; and

•	the number of vessels that are out of service or laid up.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, the availability of financing for new vessels and shipping activity, drydock and special survey expenditures, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations.

The global fleet of dry bulk vessels has increased as a result of the delivery of numerous newbuilding orders over the past few years. During 2022, the global dry bulk fleet has grown by 2.8%, and as of February 1, 2023, newbuilding orders had been placed for an aggregate of about 7.2% of the existing global dry bulk fleet, with deliveries expected predominantly during the next two years.

There has been increased activity in the container newbuilding market during 2022 and as a result new contracting has reached high levels vis-à-vis the active fleet. As of February 1, 2023, the total orderbook of container vessels amounted to 28.8% of the current active fleet, with deliveries equally spread over the next three years. During 2022, the total container fleet grew by 4%.

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

Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. This may have a number of adverse consequences for the shipping sectors in which we operate, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters;

•	decreases in the market value of vessels and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel managers, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, cash flows, compliance with debt covenants, financial condition, and operating results.

Increases in bunker prices could affect our operating results and cash flows.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are off-hire and/or idling and is an important factor in negotiating charter rates. Bunker prices have increased significantly during 2021 and have continued rising during 2022. Prices for VLSFO in Singapore started at around $415 per metric ton in January 2021 and reached $620 per metric ton by the end of December 2021, an increase of about 50%. During 2022, our bunker costs rose as a result of the eruption of the armed conflict in Ukraine. The price of VLSFO has increased significantly as a result of the conflict in Ukraine and, indicatively, the price for VLSFO in Singapore reached approximately $1,100 per metric ton in July 2022, but has since decreased. As of February 9, 2023, the price of VLSFO in Singapore was approximately $656 per metric ton but uncertainty regarding its future direction remains. As a result, our bunker costs for our vessels when off-hire and/or idling have, from an overall perspective, increased since 2021 and may continue to increase, which could have an adverse impact on our operating results and cash flows.

Risks involved in operating ocean-going vessels could affect our business and reputation.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	a marine disaster;

•	terrorism;

•	environmental and other accidents;

•	cargo and property losses and damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, such as of bunker oil of our vessels, or an accidental release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental incident may harm our reputation as a safe and reliable operator, which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

We are new entrants to certain of the segments in which we operate and may face difficulties in establishing our business .

Our vessel owning subsidiaries which comprise our containership segment entered the containership shipping business in late 2022. As new entrants in such industry, we may struggle to establish market share and broaden our customer base for our operations due to our lesser-known reputation for containershipping, while incurring high operating costs associated with the operation and upkeep of our vessels. Competitors with greater resources could enter and operate larger and more modern containership fleets through consolidations or acquisitions, and many larger fleets that compete with us in each of these sectors may be able to offer more competitive prices and fleets while also achieving scale economies in their fleet operating costs. Further, we likely possess less operational expertise relative to more experienced competitors and may be more heavily reliant on the knowledge and services of third-party providers for our operations, such as Castor Ships S.A. (“Castor Ships”), a company controlled by Petros Panagiotidis, which manages our containerships and co-manages our dry bulk vessels with Pavimar S.A. (“Pavimar”), also a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis. Failure to partner with these management companies to effectively deliver our services could tarnish our reputation as efficient and reliable operators and impact the growth of our segments’ operations, our financial condition and operating profits.

A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.

The fair market values of our vessels have generally experienced high volatility. The fair market values of our vessels depend on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and ages of the vessels, including as compared to other vessels in the market;

•	supply of and demand for vessels;

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of newbuildings;

•	governmental or other regulations, including those that may limit the useful life of vessels; and

•	the need to upgrade vessels as a result of environmental, safety, regulatory or charterer requirements, technological advances in vessel design or equipment or otherwise.

In addition, the average age of our containerships is older than the industry average for such vessels and may therefore be viewed as providing insufficient or only short-term collateral in connection with future financing. This could restrict our access to or terms of any financing. Further, if the fair market values of our vessels decline, we might not be in compliance with various covenants in our credit facilities or credit facilities we enter into in the future, some of which require the maintenance of a certain percentage of the fair market values of the vessels securing the facility to the principal outstanding amount of the respective facility or a maximum ratio of total net debt to the market value adjusted total assets. See “—Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.”

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, with dry bulk vessels and containerships particularly vulnerable to such attacks. Political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results.

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

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including public health concerns stemming from the COVID-19 pandemic, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as Brexit, the continuing threat of terrorist attacks around the world, and slowing growth in China.

In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has created significant uncertainty in global markets, including increased volatility in the prices of certain products and shifts in trading patterns for such products that may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus during 2022, which have contributed to increased volatility in the price of energy and other products. See ‘‘—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the ‘‘FCPA’’) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares’’ and ‘‘Worldwide inflationary pressures could negatively impact our results of operations and cash flows.’’ The shipping industry may be negatively affected by resulting rising costs and changing patterns of supply and demand caused by any of the foregoing factors.

Additionally, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the European Union. Brexit has increased the risk of additional trade protectionism and has created supply chain disruptions. Similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years, including the seizure of two Greek-flagged vessels in 2022). Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy on ocean-going vessels could adversely affect our business.”

Also, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. These trade barriers to protect domestic industries against foreign imports depress shipping demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and operating results.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for the transportation of the goods which our vessels transport. Such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

A cyber-attack could materially disrupt our business and may result in a significant financial cost to us.

We rely on information technology systems and networks in our operations, our vessels and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data, or to ask for ransom. As a result of the COVID-19 pandemic, governmental actions have occasionally urged organizations across industries to have their employees operate on a rotational basis remotely, which significantly increases the risk of cybersecurity attacks. A successful cyber‐attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release, alteration or unavailability of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of our information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

In 2017, the International Maritime Organization IMO adopted Resolution MSC.428(98) on Maritime Cyber Risk Management, which encourages administrations to ensure that cyber risks are appropriately addressed in SMS no later than the first annual verification of the Company’s Document of Compliance DOC after January 1, 2021. While we are currently in compliance with the requirements of Resolution MSC.428(98), the cybersecurity measures we maintain may not be sufficient to prevent the occurrence of a cybersecurity attack and/or incident. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing clients to lose confidence in our IT systems and could adversely affect our reputation, cause losses to us or our customers and/or damage our brand. This might require us to create additional procedures for our managing the risk of cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

Additionally, recent sanctions and decisions by third parties to divest from or curtail doing business with Russian interests have created a heightened risk for cyber-attacks. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our Common Shares” for further information on these sanctions. Russia has taken and may continue to take retaliatory actions and enact countermeasures, including cyber-attacks and espionage against other countries and companies in the world, which may negatively impact such countries in which we operate and/or companies to whom we provide services or receive services from. Any such attacks, whether widespread or targeted, could create significant disruptions in our business and adversely impact our financial condition, cash flows and operating results.

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

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions recently imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry.

While it is difficult to estimate the impact of the war and current or future sanctions on the Company’s business and financial position, these events and related sanctions could adversely impact the Company’s operations. During 2022, economic sanctions were imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, crude oil and refined petroleum products, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have temporarily suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities.

These bans and related trade sanctions have started to change trade patterns across the shipping industry and existing or future restrictions may affect our current or future charters. In the near term, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. The Black Sea region is a major export market for grains with Ukraine and Russia exporting a combined 15% of the global seaborne grain trade. In addition, the volatility of market prices for fuel and energy products have increased as a result of related supply disruptions from the conflict in Ukraine. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. A reduction or stoppage of grain out of the Black Sea or cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, increased volatility in the price of fuel or energy commodities may increase or decrease the price of fuel used by our vessels and/or demand for certain of the commodities we transport, each of which could affect the Company’s operations and liquidity. While we have seen an increase in ton miles as end users find alternative sources for cargo and other capacity, it is uncertain what the ultimate result will be on our segments’ financial positions. However, due to their effect on the global market for certain of the goods that we transport, current or additional sanctions could have a material adverse impact on our segments’ cash flows, financial condition and operating results.

Economic sanctions and embargo laws and regulations vary in their application with regards to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Any violation of sanctions or embargoes could result in the Company incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to charterers and capital.

Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the United States, the European Union, and/or other international bodies. Further, it is possible that, in the future, our vessels may call on ports located in sanctioned jurisdictions on charterers’ instructions, without our consent and in violation of their charter party. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels. As a result, we may be required to terminate existing or future contracts to which we, or our subsidiaries, are party.

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

If the Company, our affiliated entities, or our or their respective officers, directors, employees and agents, or any of our charterers are deemed to have violated economic sanctions and embargo laws, or any applicable anti-corruption laws, our results of operations may be adversely affected due to the resultant monetary fines, penalties or other sanctions. In addition, we may suffer reputational harm as a result of any actual or alleged violations. This may affect our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories in which we operate. Any of these factors could adversely affect our business, financial condition, and operating results.

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

Since the beginning of 2020, the outbreak of the COVID-19 pandemic around the world has negatively affected economic conditions, the supply chain, the labor market and the demand for certain shipping sectors both regionally and globally. The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. In the past, the pandemic has caused delays and uncertainties relating to the operation of our vessels and has affected our ability to timely rotate the crews of our vessels. It has also caused delays and uncertainties in the shipping industry generally relating to newbuilding projects and operators’ ability to timely dry-dock their vessels.

We expect that the COVID-19 pandemic will continue to impact our operations and the operations of our customers and suppliers and increase our operating costs. The magnitude of COVID-19’s long-term impact on our financial and operating results, which has not been material to date but could be material in the future, will depend on the length of time that the pandemic continues, the ability to effectively vaccinate a large percentage of the population and whether subsequent waves of the virus happen globally or in certain geographic regions. Uncertainties regarding the economic impact of the COVID-19 pandemic are likely to result in sustained market volatility, which could impact our business, financial condition and cash flows to a greater extent. Governments have been approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will continue or will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry.

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

In particular, we face significant risks to our onshore or offshore personnel and operations due to the COVID-19 pandemic, which resulted in increased operational costs mainly associated with crew embarkation, rotation and related logistical complications, which have not been material to date but could be material in the future. Our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Quarantine restrictions placed on persons and limitations on commercial aviation and other forms of public transportation have at times delayed our crew in embarking or disembarking on our ships and resulted in additional operating complexities. While such delays have not functionally affected our ability to sufficiently crew our vessels, such disruptions have affected the cost of rotating our crew. Any of the foregoing factors could impact our ability to maintain a full crew synthesis on-board all our vessels at any given time.

In 2021 and during the first quarter of 2022, most of the countries around the globe maintained their strict COVID-19 health protocols, including the periodic imposition of strict lockdowns. In certain jurisdictions, shipowners experienced significant disruptions to their normal vessel operations, in part due to additional time expended to deviate from shipping routes to positioning vessels in countries in which crew changes could be undertaken in compliance with applicable measures against COVID-19. Since the beginning of the second quarter of 2022, many countries began to downgrade their health quarantine measures for fully vaccinated seafarers and also started to re-establish air carrier connections between international destinations. As a result, crew change operations have become less expensive than before and the need to deviate from vessels’ normal trajectories to dock in ‘‘open’’ countries has been reduced.

Although public health and quarantine conditions appear to have improved in the majority of countries globally, uncertainty remains regarding the emergence of additional strains of COVID-19 and whether governments and health authorities around the globe will be forced to implement the same or similar quarantine measures as utilized previously. The reimplementation of quarantine, lockdowns, or other measures in response to COVID-19 could significantly increase the expenses we incur for precautionary protective measures (such as hotel isolation, PCR tests, etc.), as well as the costs we incur due to operational disruptions. For example, we may experience renewed difficulty in rotating our crews and may incur increased fuel costs based on an increase in vessel deviations, repositioning and/or delays. Any of the foregoing factors could have an adverse effect on our business, financial condition and operating results.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society recognized by the administrative body responsible for regulating vessels in the jurisdiction in which the vessel is registered (or “flagged”). The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

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

We are subject to laws, regulations and standards (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), which can adversely affect our business, results of operations, cash flows and financial condition. In particular, climate change and greenhouse gas (“GHG”) restrictions may adversely impact our operations and markets.

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

Environmental laws often impose strict liability for emergency response and remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.”

As of the date of this annual report, in connection with IMO 2020 regulations and requirements relating fuel sulfur levels, our vessels have transitioned to burning IMO compliant fuels. As a result, such vessels currently utilize VLSFO containing up to 0.5% sulfur content. Notably, low sulfur fuel is more expensive than standard high fuel oil and may become more expensive or difficult to obtain as a result of increased demand. The price of VLSFO has increased as a result of the ongoing conflict between Russia and Ukraine, and, indicatively, the price for VLSFO in Singapore reached approximately $1,100 per metric ton in July 2022. Thereafter, a downward trend prevailed and, at the end of December 2022, the price of VLSFO closed at approximately $620 per metric ton. As of February 9, 2023, the price of VLSFO in Singapore was around $656 per metric ton, but uncertainty regarding its future direction and the availability of VLSFO remains. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”

The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. All  22 vessels in our fleet are currently in compliance with this regulation.

Due to concern over climate change, a number of countries and the IMO and European Union have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of GHG from international shipping currently are not subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.

In addition, in March 2022 the SEC announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate- related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges such as us. Compliance with such reporting requirements (if they are adopted) or any similar requirements may impose substantial obligations and costs on the Company. If the Company is unable to accurately measure and disclose required climate-related data in a timely manner, it could be subject to penalties or civil actions in certain jurisdictions.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the International Convention for the Prevention of Pollution from Ships (MARPOL) Annex VI that will require ships to reduce their CO2 and GHG emissions. These new requirements combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. Beginning January 1, 2023, each vessel is required to comply with the new Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, from 2023 to 2026, each vessel must initiate the collection of data for the reporting of its annual operational Carbon Intensity Indicator (“CII”) and CII rating. The IMO is required to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026, at the latest.

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

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out unabated coal usage and fossil fuels subsidies. A shift away from these products could potentially affect the demand for our dry bulk, crude and product tankers and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries but as of March 7, 2023, was not yet in force as the ratifying states do not represent 40% of world merchant shipping by gross tonnage. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.

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

Furthermore, sanctions imposed by the European Union and U.K. against Russia and certain disputed regions of  Ukraine may invalidate our insurance coverage for certain voyages to or from such regions. This is due to the inclusion of a standard exclusion for liability for liabilities, costs or expenses in our protection and indemnity insurance where payment by our insurer or the provision of cover may expose the insurer to the risk of being subject to a sanction, prohibition or any adverse action. We could incur significant expenses in the event of any such invalidation, which could have an adverse effect on our business, financial condition and operating results. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”.

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

We procure insurance for our vessels against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include environmental damage, pollution insurance coverage, crew insurance, and, in certain circumstances, war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence.

Despite the above policies, we may not be insured in amounts sufficient to address all risks and we or an intermediary may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.

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

We are a company formed for the purpose of acquiring, owning, chartering, and operating oceangoing cargo vessels. Since our inception, we have grown our fleet from one vessel to 22 vessels as of March 7, 2023 following the contribution of our eight former tanker vessels to Toro.

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

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for both the years ended December 31, 2022 and 2021, we derived 43% of our consolidated operating revenues from three charterers. In particular, for the years ended December 31, 2022 and 2021, we derived 75% and 55%, respectively, of our dry bulk segment operating revenues from three charterers. Further, for the year ended December 31, 2022, we derived 100% of our containership segment operating revenues from one charterer. Our charters may be terminated early due to certain events, such as a client’s failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing client, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

We may not be able to execute our growth strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

As our business grows, we intend to acquire additional vessels, including to replace existing vessels and, where appropriate, renew the vessels of our fleet, and to expand our activities subject to the resolution of our Board to focus on certain areas of the shipping industry. See “—We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.” The renewal of our fleet, including to, where applicable, reduce the average age of our fleet, has implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all.  Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from past acquisitions;

•	obtain required financing for our existing and new operations;

•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	ensure, either directly or through our manager and sub-managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls; and

•	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.

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

We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to finance and  profitably charter our vessels, to comply with environmental standards and future maritime regulations and result in a more rapid deterioration in our vessels’ market and book values.

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

The average age of our current fleet is 13.7 years. The average age of our dry bulk vessels is 13.3 years, compared to an industry average of 13.0 years and the average age of our containerships is 17.5 years, compared to an industry average of 13.6 years. In general, the cost of maintaining a vessel in good operating condition and operating it increases with the age of the vessel, because, amongst other things:

•
as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in design, engineering, technology and due to increased maintenance requirements;

•	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate;

•
governmental regulations, environmental and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

Charterers also have age restrictions on the vessels they charter and in the past, have actively discriminated against chartering older vessels, which may result in a lower utilization of our vessels resulting to lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

Due to the age of our fleet, we may not be able to obtain external financing at all or at reasonable terms as our vessels may be seen as less valuable collateral. For further information on the factors which could affect our ability to obtain financing, including the age of our fleet, see ‘‘The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale’’.

We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (‘‘eco-vessels’’). If new vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.

We cannot assure you that, as our vessels age, market conditions will justify expenditures to maintain or update our vessels or enable us to operate our vessels profitably during the remainder of their useful lives or that we will be able to finance the acquisition of new vessels at the time that we retire or sell our aging vessels. This could have a material adverse effect on our business, financial condition and operating results.

We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.

In connection with the Spin-Off, the independent, disinterested directors of our Board, on the recommendation of a special committee comprised of our independent, disinterested directors, resolved, among other things, to focus our efforts on dry bulk shipping services, that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business nor that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships, offer or inform us of any such opportunity. This does not, however, preclude us from pursuing opportunities outside of the dry bulk shipping business if in the future our Board determines to do so, including in the tanker shipping business. For example, we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containership vessels. Nonetheless, focusing our efforts on the dry bulk shipping business may reduce the scope of opportunities we may exploit and have an adverse effect on our business, financial condition and operating results.

Similarly, Toro’s board has resolved, among other things, to focus its efforts on its current business of tanker shipping services, that Toro has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business nor that Petros Panagiotidis, its director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates will offer or inform it of any such opportunity. This does not preclude Toro, however, from pursuing opportunities outside of the tanker shipping business if in the future Toro’s board determines to do so, including in the dry bulk and container shipping business. Our failure to obtain an opportunity that our Board deems in the interest of our shareholders may have an adverse effect on our business, financial condition and operating results. For further information on the foregoing resolutions, see also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Spin-Off Resolutions.”

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter into in the future, various contracts, including charter agreements, pool agreements, management agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. This may have a significant impact on our revenues due to our concentrated customer base. For further details, see ‘‘We may be dependent on a small number of charterers for the majority of our business’’. We may also face these counterparty risks due to assignments. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

We are dependent upon Castor Ships and Pavimar, which are related party managers of our dry bulk fleet and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows

The management of our business, including, but not limited, the commercial and technical management of our fleet as well as administrative, financial and other business functions, is carried out by our head manager Castor Ships, which is a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Castor Ships has entered into arrangements with Pavimar relating to the technical co-management our dry bulk vessels. As of March 6, 2023, Castor Ships had subcontracted, with our consent, the technical management of all our containership vessels to a third-party ship management company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services” for further information on our management arrangements. We are reliant on Castor Ship’s continued and satisfactory provision of its services and its subcontracting arrangements may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.

Our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our head manager, Castor Ships, Pavimar, and subcontractors of such entities, as well as these parties’ reputations and relationships in the shipping industry. If any of these counterparties suffer material damage to their reputations or relationships, it may also harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third parties. In addition, the inability of our head manager to fix our vessels at competitive charter rates either due to prevailing market conditions at the time or due to their inability to provide the requisite quality of services, could adversely affect our revenues and profitability and we may have difficulty meeting our working capital and debt obligations.

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

We periodically employ some of our vessels in the spot charter market. The spot charter market is highly competitive and rates within this market are highly volatile, fluctuating significantly based upon supply of and demand of vessels and cargoes. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time providing, a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our head manager obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to operate profitably. In the past, there have been periods when trip charter rates have declined below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the revenues received from spot chartering and adversely affect operating results, including our profitability and cash flows, with the result that our ability to serve our working capital and debt service needs could be impaired.

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

For example, our current credit facilities require the consent of our lenders for Castor Maritime Inc., as guarantor, or our subsidiaries that act as borrowers in our facilities to, among other things:

•	incur or guarantee additional indebtedness outside of our ordinary course of business;

•	charge, pledge or encumber our vessels;

•	change the flag, class, management or ownership of our vessels;

•	change the management of our vessels;

•	declare or pay any dividends or other distributions at a time when the Company has an event of default or the payment of such distribution would cause an event of default;

•	form or acquire any subsidiaries;

•	make any investments in any person, asset, firm, corporation, joint venture or other entity;

•	merge or consolidate with any other person;

•	sell or change the beneficial ownership or control of our vessels if there has been a change of control directly or indirectly in our subsidiaries or us; and

•	enter into time charter contracts above a certain duration or bareboat charters.

Our facilities also require us to comply with certain financial covenants, in each case subject to certain exceptions,  including:

(i)	maintaining a certain minimum level of cash on pledged deposit accounts with the borrowers;

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

Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. We may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities, or if we trigger a cross-default contained in our current or future credit facilities, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and/or future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

Furthermore, any contemplated expenditures for vessel acquisitions will have to be at levels that do not breach the covenants of our loan facilities. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels, limit our ability to raise equity capital and our ability to expand our fleet. If funds under our current or future credit facilities become unavailable or we need to repay them as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, financial condition and operating results.

All of our outstanding debt is exposed to Interbank Offered Rate (“LIBOR”) or Secured Overnight Financing Rate (‘‘SOFR’’) Risk. If volatility in LIBOR and/or SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar LIBOR and SOFR. Our outstanding indebtedness is exposed to LIBOR and SOFR risk at annual rates ranging from 3.10% to 4.50% over LIBOR or SOFR. We have also entered into two credit facilities which are based on SOFR or adjusted SOFR, an adjusted new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities and may enter our convert our existing LIBOR based loans into additional SOFR-based loans in the future.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) announced that it expected, by no later than the end of 2021, to cease taking steps aimed at ensuring the continuing availability of LIBOR in its current form. Pursuant to international, federal, and other regulatory guidance and reform proposals regarding LIBOR, certain LIBOR tenors were discontinued or otherwise became unavailable as benchmark rates at the end of 2021 and LIBOR is expected to be fully discontinued or become unavailable as a benchmark rate by June 2023. In accordance with recommendations from the committee appointed by the U.S. Federal Reserve Board to manage the transition away from LIBOR, U.S. dollar LIBOR is expected to be replaced with SOFR.

Given that SOFR is a secured rate backed by government securities (and therefore does not take into account bank credit risk), it may be lower than other reference rates, including LIBOR. However, SOFR may rise following interest rate increases effected by the United States Federal Reserve (the “U.S. Federal Reserve”) and the U.S. Federal Reserve has recently raised U.S. interest rates in response to rising inflation. Further, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that we experienced under our credit facilities when interest was based on LIBOR. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our indebtedness. The consequences of developments with respect to LIBOR cannot be entirely predicted but may result in financial market disruptions and may impact the level of interest payments on the portion of our indebtedness that bears interest at variable rates. This may increase the amount of our interest payments under such debt.

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

LIBOR, SOFR or any other replacement rate may be volatile. LIBOR has historically exhibited volatility. For example, the spread between LIBOR and the prime lending rate widened significantly at times due to disruptions in the international credit markets. SOFR or any other replacement reference rate may behave similarly. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR and SOFR, if this volatility were to occur, it would affect the amount of interest payable on our debt.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. We currently do not have any derivative instruments in place. LIBOR and SOFR have increased from their low levels and may rise further in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Conversely, the use of derivative instruments, if any, may not effectively protect us from adverse interest rate movements. The use of interest rate derivatives may result in substantial losses and may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.

Any of the foregoing factors, including any combination of them, could have an adverse effect on our business, financial condition, cash flow and operating results.

We may not be able to obtain debt or equity financing on acceptable terms which may negatively impact our planned growth. In particular, in the past we have relied on financial support from our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, but cannot guarantee availability of such funding in the future.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties, among other factors, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing or refinancing will be available if needed and to the extent required, on acceptable terms. The age of our fleet may also impact our ability to obtain new financing on favorable terms or at all and may hinder our plans to reduce the average age of our fleet through vessel acquisitions and/or replacements. See ‘‘The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale’’. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Our Chairman and Chief Executive Officer, Petros Panagiotidis, may provide loans to us. However, we cannot guarantee that such loans will be available to the Company or that they will be available to us on favorable terms. Even if we are able to borrow money from Mr. Panagiotidis, such borrowing could create a conflict of interest of management. See also ‘‘—Our Chairman and Chief Executive Officer, who may be deemed to own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.’’ Any of these factors could have a material adverse effect on our business, financial condition and operating results.

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

In particular, the applicable loan agreements entered into by certain of our subsidiaries, prohibit such subsidiaries from paying any dividends to us if we or such subsidiary breach a covenant in a loan agreement or any financing agreement we may enter into. See “—Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.” If we are unable to obtain funds from our subsidiaries, we will not be able to meet our liquidity needs unless we obtain funds from other sources, which we may not be able to do.

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off of our tanker business.

On November 15, 2022 and December 30, 2022, the disinterested and independent members of the board of directors of the Company approved the spin-off of our tanker segments, which occurred on March 7, 2023. Although we believe that the Spin-Off will enable our tanker business, on the one hand, and our dry bulk and containerships businesses, on the other, to each increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion, we may not be able to achieve some or all of the anticipated benefits from the separation of our businesses and the Spin-Off may adversely affect our business. Separating such businesses will create two independent, publicly traded companies, each of which will initially be smaller, less diversified and more narrowly focused than before the Spin-Off, which could make such businesses more vulnerable to changing market and economic conditions. Operating as a relatively smaller independent entity may reduce or eliminate some of the benefits and synergies which previously existed across our business platforms before the Spin-Off, including our operating diversity, borrowing leverage, available capital for investments, partnerships and relationships and opportunities to pursue integrated strategies with the businesses within our former combined company and the ability to attract, retain and motivate key employees. In addition, as a smaller company, our ability to absorb costs may be negatively impacted, including the significant cost of the spin-off transaction, and we may be unable to obtain financing or refinance our existing indebtedness. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, business prospects and the trading price of our common stock. As a result of having spun off our tanker business, we also may be more susceptible to market fluctuations and other adverse events than we would be if we did not spin off such business. If we fail to achieve some or all of the benefits that we expect to achieve as a result of the Spin-Off, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.

Our Board may never declare dividends.

The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future debt agreements and the requirements of Marshall Islands law. If the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The shipping industry is generally volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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

The Republic of Marshall Islands laws generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We currently pay no cash dividends and we may never pay dividends.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 6.5% in December 2022 compared to the prior year, driven in large part by increases in energy costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see ‘‘—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of commodities (such as iron ore, coal, soybeans and aggregates) and consumer and industrial products and may be affected by a decrease in the demand for such commodities and/or products and the volatility in their prices.’’

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG practices and policies. This is in part due to a developing regulatory environment relating to climate change and sustainability. For further details on environmental laws and regulations affecting the shipping industry and our operations, see “—Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.” Further, investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade and transport of dry bulk and containerized products in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

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

As a publicly traded company, the SEC, Nasdaq Capital Market, and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us to utilize or mandating certain corporate governance actions. Corporate governance of listed companies has increasingly become an area of focus among policymakers and investors. Listed companies are generally encouraged to follow best practices and often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters such as director independence, board committees, corporate transparency, ethical behavior, sustainability and prevention of and controls relating to corruption and fraud. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the U.S. capital markets, with could be an area of concern to our investors and expose us to greater operational risks. In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of the Nasdaq Capital Market. Refer to “Item 16.G—Corporate Governance” for further details on such exceptions.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

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

We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially. An increase in our taxes could have a material adverse effect on our earnings and cash flows from these operations. Moreover, in February 2023, the Marshall Islands was added to a list of non-cooperative jurisdictions for tax purposes, commonly referred to as the “EU blacklist”. The effect of the EU blacklist, including whether and when the European Union will remove the Marshall Islands from the EU blacklist, any legislation that the Marshall Islands may enact with a view toward being removed from the EU blacklist, how the European Union may react to such legislation, and how counterparties will react to the EU blacklist, is unclear and could potentially have a material adverse effect on our business, financial condition and operating results.

Our subsidiaries may be subject to taxation in the jurisdictions in which its activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to us.

We are dependent on our management and their ability to hire and retain key personnel and their ability to devote sufficient time attention to their respective roles. In particular, we are dependent on the retention and performance of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis.

Our success depends upon our and our management’s ability to hire and retain key members of our management team and the ability of our management team to devote sufficient time and attention to their respective roles in light of outside business interests. In particular, we are dependent upon the performance of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, who has outside business interests in Castor Ships and other ventures. Mr. Panagiotidis will devote such portion of his business time and attention to our business as is appropriate and will also devote substantial time to Toro’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Further, the loss of Mr. Panagiotidis, either to outside business interests or for unrelated reasons, or resignation of Mr. Panagiotidis from any of his current managerial roles could adversely affect our business prospects and financial condition. Any difficulty in hiring and retaining key personnel generally could also adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Risks Relating To Our Common Shares

Our share price has recently been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has recently been volatile and may continue be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. During 2021, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $1.36 per share on December 30, 2021 to an intra-day high of $19.50 per share on February 11, 2021. Further, during 2022, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $1.08 per share on January 27, 2022 to an intra-day high of $2.4 per share on April 19, 2022. On December 30, 2022, the closing price of our common shares was $1.12 per share. Significant historical fluctuations in the market price of our common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums.

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

•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, including the COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

In addition, the Spin-Off could temporarily increase the volatility of our share price for a variety of reasons. For example, it is possible that some of our shareholders will sell our common shares as a result of the Spin-Off, for reasons such as our business profile or market capitalization as a stand-alone company no longer fitting their investment objectives. Volatility in our share price may also increase as the market evaluates our and Toro’s prospects as independent publicly traded companies. There can be no assurance that the effects of any such volatility in share price would be borne equally among us and Toro. The sale of significant volumes of our common shares, or the perception in the market that this will occur, may decrease their market price and have an adverse impact on our business, including due to Nasdaq minimum bid price requirements.

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

The combined post-Distribution value of our and Toro’s common shares may not equal or exceed the pre-Distribution value of our common shares.

Our common shares are listed and traded on the Nasdaq Capital Market and Toro common shares have also been approved for listing on the Nasdaq Capital Market. We cannot assure you that the combined trading prices of our common shares and Toro common shares after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of our common shares prior to the Distribution. Until the market has fully evaluated the business of Toro, the price at which shares of Toro common shares trade may fluctuate significantly. Similarly, until the market has fully evaluated our business without the business of Toro, the price at which our common shares trades may fluctuate significantly and we could experience significant fluctuations in the trading price of our common shares. See also “—Our share price has recently been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.”

Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

On April 14, 2020, we received written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 30 consecutive business days, from February 27, 2020 to April 13, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Following certain extension periods obtained, we had until June 28, 2021, to regain compliance with the minimum bid price requirement. On May 28, 2021, we effected a one-for-ten reverse stock split in order to regain compliance with the minimum bid price requirement, and, as a result, we regained compliance on June 14, 2021. As the board authorization pursuant to which the May 2021 reverse stock split was effected to authorize multiple reverse stock splits at a ratio within an approved range, we could pursue additional reverse stock splits in the future.

During the month of February 2023, our closing bid price ranged between $1.18 and $1.32 per share. If a breach of the minimum bid price requirement of Nasdaq were to occur again, we might be unable to regain compliance, which, in turn could lead to a suspension or delisting of our common shares. If a suspension or delisting of our common shares were to occur, there would be significantly less liquidity in the suspended or delisted common shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts. There can be no assurance that we will maintain compliance with the minimum bid price requirements of Nasdaq in the future.

Past share issuances and future issuances of additional shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

Over the past few years, we have issued and sold large quantities of our common shares pursuant to public and private offerings of our equity and equity-linked securities. The Company had 94,610,088 issued and outstanding common shares as of December 31, 2022. Upon the exercise of our outstanding warrants, the Company may issue up to an additional 19,360,978 common shares. Additionally, the Company has an authorized share capital of 1,950,000,000 common shares that it may issue without further shareholder approval. Our growth strategy may require the issuance of a substantial amount of additional shares. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

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

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock, or a Series C Preferred Share, for the Exercise Price of $150.00 once the Rights become exercisable. This portion of a Series C Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis and Thalassa Investment Co. S.A. (“Thalassa”) are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information— Stockholders Rights Agreement” and Exhibit 2.2 to this annual report.

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

Our Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the 12,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. The Series B Preferred Shares currently represent 0.01% of our total issued and outstanding share capital and 92.7% of the aggregate voting power of our total, as of the date of this annual report, issued and outstanding share capital. By his ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.

We are an “emerging growth company”, and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.

We are currently an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We expect that we will cease to be an emerging growth company on December 31, 2023. Additional compliance costs associated with this cessation could be substantial and we cannot assure you that these costs will not be material to our business.

As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. At such time that we cease to be an emerging growth company, we will no longer be permitted to benefit from these exemptions and face increased compliance costs. While an emerging growth company, investors may find our securities less attractive because we rely on certain exemptions. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile or decline.

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

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2021, 2022 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Our Company”, we do not qualify for this exemption in view of our share structure based on the current wording of the applicable 883 regulation. We believe our share structure satisfies the intent and purpose of the 883 regulation and have filed a petition with the US Treasury to have the regulations amended to clearly encompass our share structure. However, there can be no assurance that our petition will be successful and that the exemption from tax under Section 883 of the Code will be available to us.

If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. If this tax were imposed for our 2021 and 2022 taxable year, we anticipate that U.S. source income taxes of approximately $497,339 and $1,348,850 would be recognized for the years ended December 31, 2021, and 2022, respectively, and we have included a reserve for this amount in our annual consolidated financial statements. However, there can be no assurance that such taxes would not be materially higher or lower in future taxable years.

The distribution of common shares of Toro in connection with the Spin-Off may result in significant tax liability.

In connection with the spin-off of our tanker business, holders of our common shares will receive one common share of Toro Corp., the holding company for our tanker business, for every ten of our common shares held at the close of business on February 22, 2023. We do not expect that such distribution of shares or the Spin-Off will qualify for tax-free treatment for U.S. federal income tax purposes. Therefore, we expect that the receipt by our shareholders of Toro common shares in such circumstances would be a taxable distribution, and each U.S. holder that receives Toro common shares in such distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of such stock that was distributed to it, which, in the case of our shareholders, would generally be treated first as a taxable dividend to the extent of such holder’s pro rata share of our earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its Castor common shares, and thereafter as capital gain with respect to any remaining value. The amount of any such taxes to our shareholders may be substantial.

Although we do not expect that the distribution of Toro common shares in connection with the Spin-Off will qualify for tax-free treatment for U.S. federal income tax purposes, Castor, which is not a U.S. corporation, will not be subject to U.S. federal income tax as a result of the distribution of Toro common shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk and containership cargoes, as well as, until the completion of the Spin-Off, crude oil and refined petroleum products. During 2021 and up to March 7, 2023, we grew our dry bulk fleet from six to 20 dry bulk vessels, and we established our tanker operations by acquiring seven Aframax/LR2 tanker vessels (one of which was sold to an unaffiliated third party in May 2022 and delivered to that party on July 15, 2022) and two Handysize tanker vessels. During the fourth quarter of 2022, we also established our containership operations by acquiring two 2005 German-built 2,700 TEU containership vessels from two separate entities beneficially owned by family members of our Chairman, Chief Executive Officer and Chief Financial Officer. As a result, as of December 31, 2022, our fleet consisted of 20 dry bulk carriers with an aggregate cargo carrying capacity of 1.7 million dwt and an average age of 13.1 years, six Aframax/LR2 tankers with an aggregate cargo carrying capacity of 0.7 million dwt and an average age of 17.9 years, two Handysize tankers with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 16.9 years, and two containership vessels with an aggregate cargo capacity of 0.1 million dwt and an average age of 17.3 years. On March 7, 2023, our tanker vessels were contributed to Toro as part of the Spin-Off. As a result, the average age of our entire fleet comprised of dry bulk vessels and containerships as of March 7, 2023 was 14.7 years.

On November 15, 2022 and December 30, 2022, the independent disinterested directors of Castor approved, based on the recommendation of the Special Committee, and authorized, subject to the fulfillment of certain conditions, the proposed spin-off of the Company’s Aframax/LR2 tanker segment and Handysize tanker segment to our newly formed wholly owned subsidiary, Toro Corp., in order for each of Castor Maritime Inc., holding the dry bulk and containership segments, and Toro, holding the tanker segments, to operate and pursue opportunities as a separate “pure play” company in the relevant shipping sector, to be evaluated as such by the market and to enhance our and Toro’s financing and growth opportunities. Separating the dry bulk and tanker businesses is intended to enable each of us and Toro to increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion. In connection with and as part of the Spin-Off, our independent disinterested directors approved, based on the recommendation of the aforementioned special committee, among other things:

•
the contribution to Toro of our eight tanker-owning subsidiaries (each owning one tanker vessel) and an additional subsidiary formerly owning the M/T Wonder Arcturus (which was sold pursuant to a memorandum of agreement entered into on May 9, 2022 and delivered to its new owner on July 15, 2022);

•	in exchange for:

○	all issued and outstanding shares of Toro common stock, par value $0.001 per share;

○
140,000 shares of Toro’s 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $1,000 per share, all of which would be retained by us after the Spin-Off; and

○
the issuance of 40,000 Series B Preferred Shares of Toro, each carrying 100,000 votes on all matters on which our shareholders are entitled to vote but no economic rights, to Pelagos, a company controlled by our and Toro’s Chairman and Chief Executive Officer, against payment of their nominal value of $0.001 per Series B Preferred Share.

On March 7, 2023, we distributed on a pro rata basis all of the common shares of Toro received in connection with the Spin-Off to our holders of common stock of record at the close of business on February 22, 2023. Our common shareholders received one common share of Toro for every ten of our common shares held at the close of business on February 22, 2023. Further information regarding the details of the Spin-Off may be found on Registration Statement No. 001-41561 on Form 20-F of Toro Corp., declared effective by the U.S. Securities Exchange Commission (“SEC”) on February 9, 2023. The common shares of Toro have been approved for listing on the Nasdaq Capital Market. The terms of the Spin-Off were negotiated and approved by a special committee of independent disinterested directors.

Our principal executive office is at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. Our telephone number at that address is +357 25 357 768. Our website is www.castormaritime.com. This web address is provided as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this annual report.

For an overview of our fleet and information regarding the development of our fleet, including vessel acquisitions, please see “Item 4. Business Overview—B. Our fleet.”

Equity Transactions

For a description of our recent equity transactions, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Equity Transactions.”

Fleet Development and Vessel Capital Expenditures

From the end of 2020 until the date of this annual report, we grew our fleet from six vessels to a high of 30 vessels prior to the Spin-Off through the acquisition of 25 new vessels, one of which was sold in July 2022 and eight of which were contributed to Toro in connection with the Spin-Off. As of March 7, 2023, two containerships acquired in the fourth quarter of 2022 comprised our newly established containership segment and our dry bulk segment was comprised of 20 vessels, 14 of which were acquired between 2020 and the date of this annual report. For further information on vessel acquisitions and the series of financing transactions that enabled our vessel acquisitions, see “—B. Business Overview—Fleet Development” below and Notes 6 and 7 to our consolidated financial statements included in this annual report. Following completion of the Spin-Off, our fleet is comprised of 22 vessels consisting of our dry bulk and containership vessels.

During the years ended December 31, 2020, 2021 and 2022, we made capital expenditures of approximately $0.1 million, $1.8 million and $3.0 million, respectively, primarily relating to the installation of ballast water treatment system (“BWTS”) on our vessels.

Financing Transactions

On January 12, 2022, we entered into a $55.0 million term loan facility with Deutsche Bank AG, through and secured by the five of the Company’s dry bulk vessel ship-owning subsidiaries, those owning the Magic Starlight, the Magic Mars, the Magic Pluto, the Magic Perseus and the Magic Vela, and guaranteed by the Company (the “$55.0 Million Term Loan Facility”). This facility has a tenor of five years and bears interest at a 3.15% margin over adjusted SOFR per annum. The loan was drawn down in full in five tranches on January 13, 2022. We intend to use the net proceeds from the facility to support our growth plans and for general corporate purposes.

On November 22, 2022, we entered into a $22.5 million senior term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd., through and secured by our two containership-owning subsidiaries, those owning the Ariana A and the Gabriela A, and guaranteed by the Company (the “$22.5 Million Term Loan Facility”). The $22.5 Million Term Loan Facility has a tenor of five years and bears interest at SOFR plus a margin of 3.875% per annum. The net proceeds from the $22.5 Million Term Loan Facility were used, along with cash on hand, to fund the acquisition of our containership vessels, the Ariana A and the Gabriela A, as well as for general corporate purposes.

For more information about our financing agreements which we have entered into in connection with the expansion of our fleet and for other general corporate purposes, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” and Note 7 to the consolidated financial statements included elsewhere in this annual report.

Nasdaq Listing Standards Compliance

On April 14, 2020, we received written notification from the Nasdaq indicating that because the closing bid price of our common shares for 30 consecutive business days, from February 27, 2020, to April 13, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Due to the COVID-19 crisis, we were granted temporary relief and our compliance period was suspended until June 30, 2020. Following certain extension periods obtained, we had until June 28, 2021 to regain compliance with Nasdaq’s minimum bid price requirement. On May 28, 2021, we effected a one-for-ten reverse stock split of our common shares, and, as a result, on June 14, 2021, we regained compliance. We remained in compliance with Nasdaq’s minimum bid price requirement over the course of 2022.

B.	BUSINESS OVERVIEW

We operate dry bulk vessels that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans, etc., containerships that are engaged in the transportation of containerized cargoes and, until the completion of the Spin-Off, Aframax/LR2 tanker vessels that are engaged in the worldwide transportation of crude oil and Handysize tanker vessels that carry oil and petroleum products. During the year ended December 31, 2022, our management reviewed and analyzed operating results for our business over four reportable segments, (i) Dry bulk vessels, (ii) Aframax/LR2 tanker vessels, (iii) Handysize tanker vessels, and (iv) Containerships. During the year ended December 31, 2022, our dry bulk vessels and containerships operated exclusively under time charter contracts, our Aframax/ LR2 tanker vessels operated under time charter contracts, voyage charter contracts and pools and our Handysize tanker vessels operated in a pool. We do not disclose geographic information relating to our segments. When the Company charters a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. As a result of the completion of the Spin-Off, as of and from March 7, 2023, our business is comprised of two reportable segments, Dry bulk and Containerships.

For further information, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Our Fleet

The following tables summarize key information about our fleet in each segment as of March 7, 2023:

Dry Bulk Segment

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Gross Charter Rate ($/day	Estimated Redelivery Date
						Earliest	Latest
M/V Magic Orion	180,200	2006	Japan	TC (1) period	101% of BCI5TC (2)	Jan-24	Apr-24
M/V Magic Venus	83,416	2010	Japan	TC period	$25,000 (3)	Apr-24	Jul-24
M/V Magic Thunder	83,375	2011	Japan	TC period	$14,000 (4)	Sep-23	Dec-23
M/V Magic Argo	82,338	2009	Japan	TC period	103% of BPI5TC	Apr-24	Jul-24
M/V Magic Perseus	82,158	2013	Japan	TC period	100% of BPI5TC	Sep-23	Dec-23
M/V Magic Starlight	81,048	2015	China	TC period	98% of BPI5TC	Nov-23	Feb-24
M/V Magic Twilight	80,283	2010	Korea	TC trip	$4,300 + $100,000 ballast bonus	Mar-23	Mar-23
M/V Magic Nebula	80,281	2010	Korea	TC period	93% of BPI5TC	May-23	Aug -23
M/V Magic Nova	78,833	2010	Japan	TC period	101% of BPI4TC (5)	Sep-23	Dec-23
M/V Magic Mars	76,822	2014	Korea	TC period	102% of BPI74	Oct-23	Jan-24
M/V Magic Phoenix	76,636	2008	Japan	TC period	102% BPI4TC	Aug-23	Nov-23
M/V Magic Horizon	76,619	2010	Japan	TC period	$14,000 (6)	Jun-23	Sep-23
M/V Magic Moon	76,602	2005	Japan	TC period	95% of BPI4TC	Apr-23	Jul-23
M/V Magic P	76,453	2004	Japan	TC period	$13,100 (7)	Oct-23	Jan-24
M/V Magic Sun	75,311	2001	Korea	TC trip	$9,000	Apr-23	Apr-23
M/V Magic Vela	75,003	2011	China	TC period	87.5% of BPI5TC (8)	Apr-23	Jul-23
M/V Magic Eclipse	74,940	2011	Japan	TC period	$22,000 (9)	Apr-24	Jun-24
M/V Magic Pluto	74,940	2013	Japan	TC period	100% of BPI4TC	Dec-23	Mar-24
M/V Magic Callisto	74,930	2012	Japan	TC period	$14,000 (10)	Jul-23	Oct-23
M/V Magic Rainbow	73,593	2007	China	Unfixed	N/A	N/A	N/A

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index (“BCI”) 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics.

(3)
The vessel’s daily gross charter rate is equal to 100% of the Baltic Panamax Index 5TC routes (“BPI5TC”). In accordance with the prevailing charter party, on April 28, 2022 the owners converted the index-linked rate to fixed from May 1, 2022 until March 31, 2023, at a rate of $25,000 per day. Upon completion of this period, the rate will be converted back to index‑linked. The benchmark vessel used in the calculation of the average of the BPI5TC routes is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed – consumption, and design characteristics.

(4)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC. In accordance with the prevailing charter party, on January 1, 2023 the owners converted the index-linked rate to fixed from February 1, 2023 until June 30, 2023, at a rate of $14,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(5)
The benchmark vessel used in the calculation of the average of the BPI4TC routes is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(6)
The vessel’s daily gross charter rate is equal to 103% of BPI4TC. In accordance with the prevailing charter party, on October 18, 2022 the owners converted the index-linked rate to fixed from November 1, 2022 until March 31, 2023, at a rate of $14,000 per day and, further, on February 27, 2023, converted the index-linked rate to fixed from April 1, 2023 to June 30, 2023 at a rate of $15,300 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(7)
The vessel’s daily gross charter rate is equal to 96% of BPI4TC. In accordance with the prevailing charter party, on January 16, 2023 the owners converted the index-linked rate to fixed from February 1, 2023 until September 30, 2023, at a rate of $13,100 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(8)
After redelivery from the current charter, estimated to take place between April and July 2023 in accordance with the prevailing charterparty terms, the vessel has been fixed for a period of minimum 12 to maximum 15 months, at a daily gross charter rate equal to 95% of BPI4TC.

(9)
The vessel’s daily gross charter rate is equal to 99% of BPI4TC. In accordance with the prevailing charter party, on June 15, 2022 the owners converted the index-linked rate to fixed from July 1, 2022 until March 31, 2023, at a rate of $22,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(10)
The vessel’s daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on October 18, 2022 the owners converted the index-linked rate to fixed from November 1, 2022 until March 31, 2023, at a rate of $14,000 per day and, further, on February 27, 2023, converted the index-linked rate to fixed from April 1, 2023 to June 30, 2023 at a rate of $15,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

Containerships Segment

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of employment	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Containership Segment
M/V Ariana A	38,117	2005	Germany	TC period	$23,250	Apr-23	Jul-23
M/V Gabriela A	38,121	2005	Germany	TC period	$26,350	Feb-24	May-24

Aframax/LR2 Tanker Segment*

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of employment	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Aframax/LR2 Segment(1)
M/T Wonder Polaris	115,351	2005	S. Korea	Tanker Pool(2)	N/A	N/A	N/A
M/T Wonder Sirius	115,341	2005	S. Korea	TC Period(3)	$40,000	November 2023	June 2024
M/T Wonder Bellatrix	115,341	2006	S. Korea	Tanker Pool(2)	N/A	N/A	N/A
M/T Wonder Musica	106,290	2004	S. Korea	Tanker Pool(2)	N/A	N/A	N/A
M/T Wonder Avior	106,162	2004	S. Korea	Tanker Pool(2)	N/A	N/A	N/A
M/T Wonder Vega	106,062	2005	S. Korea	Tanker Pool(2)	N/A	N/A	N/A

(1)
On May 9, 2022, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15, 2022.

(2)
The vessel is currently participating in the V8 Plus Pool, a pool operating Aframax tankers aged fifteen (15) years or more that is managed by V8 Plus Management Pte Ltd., a company in which Petros Panagiotidis has a minority equity interest.

(3)	In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced a period time charter.”

* On March 7, 2023, our Aframax/LR2 tanker segment was contributed to Toro Corp. in connection with the Spin-Off.

Handysize Tanker Segment*

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of employment	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Handysize Segment
M/T Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool(1)	N/A	N/A	N/A
M/T Wonder Formosa	36,660	2006	S. Korea	Tanker Pool(1)	N/A	N/A	N/A

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels

 * On March 7, 2023, our Handysize tanker segment was contributed to Toro Corp. in connection with the Spin-Off.

Fleet Development

During the years ended December 31, 2020, 2021 and 2022, we implemented our strategic fleet growth plan by acquiring the vessels listed below:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
2020 Acquisitions
Magic Rainbow	Panamax	73,593	2007	China	$7.85	08/08/2020
Magic Horizon	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Nova	Panamax	78,833	2010	Japan	$13.86	10/15/2020
2021 Acquisitions
Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
Magic Twilight	Kamsarmax	80,283	2010	S. Korea	$14.80	04/09/2021
Magic Nebula	Kamsarmax	80,281	2010	S. Korea	$15.45	05/20/2021
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	S. Korea	$20.40	09/20/2021
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	10/26/2021
2022 Acquisitions
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022

Containerships
2022 Acquisitions
Ariana A	2,700 TEU capacity Containership	38,117	2005	Germany	$25.00	11/23/22
Gabriela A	2,700 TEU capacity Containership	38,121	2005	Germany	$25.75	11/30/22

Aframax/LR2 Tankers*
2021 Acquisitions
Wonder Polaris	Aframax LR2	115,351	2005	S. Korea	$13.60	03/11/21
Wonder Sirius	Aframax LR2	115,341	2005	S. Korea	$13.60	03/22/21
Wonder Vega	Aframax	106,062	2005	S. Korea	$14.80	05/21/21
Wonder Avior	Aframax LR2	106,162	2004	S. Korea	$12.00	05/27/21
Wonder Arcturus(1)	Aframax LR2	106,149	2002	S. Korea	$10.00	05/31/21
Wonder Musica	Aframax LR2	106,290	2004	S. Korea	$12.00	06/15/21
Wonder Bellatrix	Aframax LR2	115,341	2006	S. Korea	$18.15	12/23/21

(1)	The Wonder Arcturus was sold on May 9, 2022, and delivered to an unaffiliated third-party on July 15, 2022.

Handysize Tankers*
2021 Acquisitions
Wonder Mimosa	Handysize	36,718	2006	S. Korea	$7.25	05/31/21
Wonder Formosa	Handysize	36,660	2006	S. Korea	$8.00	06/22/21

* On March 7, 2023, our Aframax/LR2 and Handysize tanker segments were contributed to Toro Corp. in connection with the Spin-Off.

All the above-mentioned acquisitions were financed using a mix of cash from operations and the net cash proceeds from our equity and financing transactions, as further discussed under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Chartering of our Fleet

We actively market our vessels, in the short, medium and long-term charter markets in order to secure optimal employment in the shipping markets in which our vessels actively participate and our commercial strategy focuses on deploying our fleet in both the spot and period markets according to our assessment of market conditions. We utilize and expect to continue to utilize various types of employment for our vessels and adjust the mix of charter types to take advantage of the relatively stable cash flows and high utilization rates associated with fixed rate period time charters or to profit from attractive spot trip or index-linked charter rates during periods of strong charter market conditions.

As of December 31, 2022, two of our dry bulk vessels were chartered in the spot trip time charter market, ten of our dry bulk vessels were fixed on period charter contracts in which the rate of daily hire is linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange, and our two Handysize tankers and our six Aframax/LR2 tankers were participating in pools, totaling 20 vessels employed in the spot market. Our remaining ten vessels as of December 31, 2022, were employed under fixed rate period contracts, namely eight dry bulk vessels employed under index-linked period charters  converted to a fixed rate and two containerships under fixed rate period charter contracts.

Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the dry bulk, tanker and containership markets. Downturns in the shipping markets in which our vessels participate, would result in a reduction in profit margins and could lead to losses.

Voyage charters involve a charterer engaging a vessel for a particular journey. A voyage contract is made for the use of a vessel, for which we are paid freight (a fixed amount per ton of cargo carried) on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a ship’s voyage. Revenues from voyage charters are typically tied to prevailing market rates and may therefore be more volatile than rates from other charters, such as time charters.

Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We typically enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under our time charter contracts, whereby our vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts. The majority of our dry-bulk vessels are currently fixed on period charter contracts, with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option of the owners to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum duration of the charter contract, according to the average of the Freight Forward Agreement (FFA) forward curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversions clause of our dry bulk fleet provide flexibility and allow us to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cashflow when the rate has been converted to fixed over a certain period. We also fix, from time to time, a number of our dry bulk vessels on spot time charter trips. Our two containership vessels are currently employed under period time charter contracts.

A pool consists of a group of vessels of similar types and sizes provided by various owners for the purpose of enabling a centralized pool operator to engage those vessels commercially. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is separate from pool operations. Their main objective is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the net revenues of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. Pool vessels are marketed as a single group of vessels, primarily in the spot market but also from time to time for time charters, and all revenues earned from the operation of the pool vessels are aggregated together and, after deduction of all costs involved in the operation of the pool, shared between the pool participants based on an agreed key. The size and scope of pools enable them to achieve larger economies of scale and to have better negotiating power with all procurement vendors (e.g., bunker suppliers, port agents, towing companies, etc.) and as a result they are able to reduce their costs for such items. They also achieve geographic diversification by deploying their pool vessels in both Atlantic and Pacific markets while arbitraging from spread opportunities. The diversification in revenue streams due to typically broader shipping capabilities of pool fleet vessels and/or more accessible customer base, alongside payments to pool participants on a set schedule, can stabilize revenues for pool participants, though this may be offset by volatility in spot rates. Furthermore, due to their large fleets, pools can make vessels available for prompt cargoes (which are usually priced at higher than market rates) on short notice and thus they are able to capture the premium of such prompt cargoes. Pools also have higher market visibility which provides them with opportunities not available to smaller tanker market participants. By being able to reduce costs and optimize revenues, pools aim to outperform the industry benchmark indices by utilizing their size and sophistication and improving utilization rates for participating vessels through various methods, including securing backhaul voyages and contracts of affreightment.

For further information on our charters and charter terms, please refer to “Management’s Discussion and Analysis of Financial Condition and Operating Results—Hire Rates and the Cyclical Nature of the Industry.”

Management of our Business

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer, and Chief Financial Officer. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of our vessel sale and purchase transactions, undertaking related shipping project, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. Castor Ships may choose to subcontract these services to other parties at its discretion.

In exchange for the above management services, we and our subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of our business, (ii) a daily fee of $925 per containership and dry bulk vessel and $975 per tanker vessel for the provision of ship management services under separate ship management agreements entered into by our shipowning subsidiaries, (iii) a commission of 1.25% on all gross income received from the operation of our vessels and (iv) a commission of 1% on each consummated sale and purchase transaction.

  As of March 7, 2023, Castor Ships co-managed our dry bulk vessels with Pavimar and had subcontracted the technical management of our two containerships to a third-party ship-management company. Castor Ships pays, at its own expense, such third-party technical management company a fee for the services it has subcontracted to it, without burdening the Company with any additional cost, while Pavimar is paid directly from the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel for its co-management services, with the residual amount of $325 of the agreed daily ship management fee paid to Castor Ships.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Environmental and Other Regulations in the Shipping Industry

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such international conventions, laws, regulations, insurance and other requirements entails significant expense, including for vessel modifications and the implementation of certain operating procedures.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, EU, and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition, and operating results.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tankers, containers, LPGs and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI, which relates to air emissions, was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these requirements.

The Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships not equipped with exhaust gas cleaning systems were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this annual report, our  vessels are not equipped with scrubbers and have transitioned to burning IMO compliant fuels.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas are subject to more stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the other jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some respects stricter) emissions standards in 2010. As all of our vessels were built prior to 2016, we are not affected by Tier III requirements from an operational perspective. While we are currently in compliance with applicable regulations regarding emissions NOx, we may acquire additional vessels that are not in compliance with such regulations or become subject to additional trading restrictions applicable to our vessels which are currently in compliance with Tier I or II NOx standards, either of which may cause us to us incur additional capital expenses and/or other compliance costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.

In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to its latest announcement, IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have high future environmental compliance costs.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated D or E for three consecutive years would have to submit a corrective action plan to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed in 2023, with the first rating given in 2024. We are also required to comply with requirements relating to new European Union Emissions Trading Scheme (“EU ETS”) regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024 with an implementation scheme of 40% of emissions and ending in 2026 with 100% of the emissions produced by these voyages.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy, as well as a cybersecurity risk policy, setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and/or result in a denial of access to, or detention in, certain ports.

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

Regulation II-1/3-10 of the SOLAS Convention on goal-based ship construction standards for dry bulk carriers stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution.

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

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally authorize the classification societies, to undertake surveys to confirm compliance on their behalf.

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommended provisions. The Polar Code applies to new ships constructed after January 1, 2017, and from January 1, 2018, ships constructed before January 1, 2017, are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Companies are required from January 2021 to develop additional procedures for monitoring cybersecurity in addition to those required by the IMO, which could require additional expenses and/or capital expenditures.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Significant costs may be incurred to comply with these regulations. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. As of December 31, 2022, we had made $5.7 million in capital expenditures relating to the installation of BWTS on our vessels.  For further information on these installations, see “A. History and Development of the Company.”

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

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ships’ bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, our vessels were ISM Code certified through Pavimar, the technical operator of our vessels. The technical managers have obtained the documents of compliance in order to operate the vessels in accordance with the ISM Code and all other international and regional requirements that are applicable to our vessels. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the Trump administration had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. While a U.S. federal court has since granted an injunction against this executive order, the sale of a large number of previously auctioned oil and gas leases in the Gulf of Mexico has recently been blocked by another U.S. federal court. The U.S. Department of Justice is currently appealing the injunction against the executive order. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills, including bunker fuel spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Some of these laws are more stringent than U.S. federal law in some respects. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining owners’ responsibilities under these laws. The Company intends to be in compliance with all applicable state regulations in the relevant ports where the Company’s vessels call.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels which have not already installed this equipment or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures or may otherwise have to restrict certain of our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. This will require shipowners to buy permits to cover these emissions. On July 14, 2021, the EU Commission proposed legislation to amend the EU ETS to include shipping emissions which will be phased in beginning in 2023.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieving the overall ambition. The MEPC 76 adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, in line with the targets established in the 2018 Initial IMO Strategy for Reducing GHG Emissions from Ships and provide important building blocks for future GHG reduction measures. The new measures will require all ships to calculate their EEXI following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (CII) and CII rating. Carbon intensity links the GHG emissions to the transport work of ships. These regulations could cause us to incur additional substantial expenses.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, U.S. President Trump signed an executive order to review and possibly eliminate elements of the EPA’s plan to cut greenhouse gas emissions. Subsequent rules rolled back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, the Biden administration recently directed the EPA to publish a rules suspending, revising, or rescinding certain of these regulations. The EPA or individual U.S. states could enact additional environmental regulations that would affect our operations.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to dry bulk carriers and containerships contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by the applicable IACS Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, Nippon Kaiji Kyokai, etc.).

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

Competition

We operate in markets that are highly competitive. The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. Demand for dry bulk and containerships fluctuates in line with the main patterns of trade of the major dry bulk and containerships cargoes and varies according to supply and demand for such products. Ownership of dry bulk and containership vessels is highly fragmented.

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

Seasonality

Demand for our dry bulk vessels and containerships vessels has historically exhibited, and is expected to continue to exhibit, seasonal variations and, as a result, fluctuations in charter rates. These variations may result in quarter-to-quarter volatility in our operating results for the vessels in our business segments when trading in the spot trip or period time charter when a new time charter is being entered into. Seasonality in the sectors in which we operate could materially affect our operating results and cash flows.

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

For a discussion of our results for the year ended December 31, 2021, compared to the year ended December 31, 2020, please see “—A. Operating Results – Year ended December 31, 2021 as compared to year ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

On March 7, 2023, we distributed on a pro rata basis all common shares of Toro received in connection with the Spin-Off to our holders of common stock of record at the close of business on February 22, 2023. As a result, as of and from March 7, 2023, our business is comprised of two reportable segments, Dry bulk and Containerships. For more information, please see “Item 3. Key Information”, “Item 4. Information on the Company—A. History and Development of the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 18 to our consolidated financial statements included elsewhere in this annual report.

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

During the fourth quarter of 2022, we established our containership operations through the acquisition of two containerships. As a result, as of December 31, 2022, we operated in four reportable segments: (i) dry bulk, (ii) Aframax/LR2 tanker, (ii) Handysize tanker and (iv) containership segments. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of crude oil (carried by Aframax/LR2 tankers) and differs again from the transport of oil products (carried by Handysize tanker vessels) and containerized products (carried by containerships). Further, our dry bulk vessels and containerships trade on different types of charter contracts as compared to our tanker vessels, which are employed predominantly in pools. The transportation of crude oil also has different characteristics to the transportation of oil products in terms of trading routes and cargo handling. In addition, the transportation of containerized goods, the nature of trade, as well as the trading routes, charterers and cargo handling, is different from the other three segments.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industry and within our operating segments;

-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-
The successful implementation of the Company’s growth business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-	The global economic growth outlook and trends, such as price inflation and/or volatility;

-
Economic, regulatory, political and governmental conditions that affect the shipping industry and our operating segments, including international conflict or war (or threatened war), such as the conflict in Ukraine;

-	The employment and operation of our fleet including the utilization rates of our vessels;

-
The ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our fleet in the time, voyage, and pool charter markets, as our charters expire or are otherwise terminated;

-
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our head and sub-managers, and their suppliers;

-	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-
The ability to maintain solid working relationships with our existing charterers and pool operators and our ability to increase the number of our charterers through the development of new working relationships;

-	The vetting approvals of our head manager and/or sub-managers for the management of our vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants; and

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty.

Hire Rates and Cyclical Nature of the Industry

One of the factors that impacts our profitability is the hire rates at which we are able to fix our vessels. The shipping industry is cyclical with attendant volatility in charter hire rates and, as a result, profitability. The dry bulk, tanker and container sectors have both been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.

The degree of charter rate volatility among different types of dry bulk, tanker and container vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by oceangoing vessels internationally. The factors and the nature, timing, direction and degree of changes in industry conditions affecting the supply and demand for vessels are unpredictable to a great extent and outside our control.

Our vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues for the year ended December 31, 2022, consisted of hire earned under time charter contracts, where charterers pay a fixed or index-linked daily hire, and other compensation costs related to the contracts (such as ballast positioning compensation, holds cleaning compensation, etc.), revenue under voyage charter contracts, where charterers in most cases pay a fixed amount per ton of cargo carried and in fewer cases a lump sum amount, and pool revenue for certain of our tanker vessels. Pooling arrangements aggregate vessels of similar types and sizes under a central administration, which are marketed as a single entity and for which revenues are pooled and distributed to owners based on an agreed key. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is separate from pool operations. Pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contract of affreightment, generating higher revenues than otherwise might be obtainable in the spot market. We believe that pooling arrangements offer our customers greater flexibility and a higher level of service, while achieving scheduling efficiencies. For further details on these arrangements, refer to “Item 4. Information on the Company—A. Business Overview—Chartering of our Fleet.”

Our future gross revenues may be affected by the commercial strategy including the decisions regarding the employment mix of our Fleet, including among the spot market and time charters and, where applicable, pool arrangements. See Note 17 to our consolidated financial statements included elsewhere in this annual report for further details regarding segment revenues. Year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the TCE rate provides a more accurate measure for comparison and such measure is one of the metrics used by our management to assess the performance of our business and segments.

The Dry Bulk Industry

The Baltic Dry Index (BDI) average for the years ended December 31, 2021, and 2022 was 2,943 points and 1,934 points, respectively. During 2022, the dry bulk market was affected by the extended “zero COVID” policy of China which resulted in reduced demand of raw materials. In addition, port congestion eased at the majority of ports around the world and docking repairs and crew changes resumed to pre-pandemic normal operation mode. There was significant volatility during the year as the BDI recorded its annual high of 3,369 points on May 23, 2022, but ended the year 55% lower, at 1,515 points.  The global dry cargo fleet deadweight carrying capacity for 2022 increased by approximately 2.8% which remains significantly lower from the substantial increases during the early 2000s and mid-2010s, while demand for dry bulk commodities, decreased by approximately 2.7%. The volatility in charter rates in the dry bulk market affects the value of dry bulk vessels, which follows the trends of dry bulk charter rates, and similarly affects our earnings, cash flows and liquidity.

The Containership Industry

Container shipping markets declined sharply during the second half of 2022 following exceptional highs in the first half of 2022 and charter rates for containerships have continued to ease into early 2023. Freight and charter rates remain weak on the back of a severe pressure on global box trade as a result of the weak macroeconomic negative outlook and elevated inflation rates, the easing of port congestion and logistical disruptions. The global container fleet for 2022 increased by 4% in terms of deadweight carrying capacity, while demand in 2023 for containerized products is expected by market analysts to decrease  by 1% compared to 2022 due to the deteriorating economic outlook.

The Tanker Industry

The spot tanker market performed strongly in 2022, particularly after the first quarter and, overall 2022 was one of the best years for spot crude tanker trades since 2000. Deadweight carrying capacity of the tanker fleet increased by approximately 3.4% in 2022, as compared to 1.6% in 2021, while demand for crude oil and products is expected to continue at a high pace. During 2022, the spot tanker market improved after an initial period of increased volatility following the invasion of Ukraine by Russia and subsequent imposition of sanctions against Russia. However, the spot tanker market remains volatile and subject to uncertainty due to such invasion and its ongoing effects on global demand for and supply of crude oil and refined petroleum products. Volatility in charter rates in the tanker market may affect the value of tanker vessels, which occasionally follow the trends of tanker charter rates, and similarly affects our earnings, cash flows and liquidity.

Employment and operation of our fleet

Another factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping sectors in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time, voyage and pool charters as well as our managers’ and sub-managers’ ability to leverage our relationships with existing or potential customers. Our customer base in our various segments is currently concentrated to a small number of charterers and pool managers, in part due to the fact that we are a new entrant to the containership and tanker shipping industries. In particular, for the years ended December 31, 2022 and 2021, we derived 75% and 55%, respectively, of our dry bulk segment operating revenues from three charterers. For the years ended December 31, 2022 and 2021, we also derived 100% of our Handysize tanker segment operating revenues from the pool in which both our Handysize tankers participate and 43% and 52%, respectively, of our Aframax/LR2 tanker segment revenues from two pool managers and a charterer and two charterers, respectively. Further, for the year ended December 31, 2022, we derived 100% of our containership segment operating revenues from one charterer.

Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and onshore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

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

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results at the segment level and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues were historically generated from time charters, voyage charters and pool arrangements, as applicable in each period. Total vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

We measure revenues in the dry bulk, Aframax/LR2 tanker, Handysize tanker and containership segments in which we historically operated for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues. For a breakdown of vessel revenues for the year ended December 31, 2022, please refer to Notes 2 and 12 to our consolidated financial statements included elsewhere in this annual report. For a description of these types of chartering arrangements, refer to ‘‘Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet’’.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Under voyage charters, relevant to our tanker segments that were contributed to Toro in connection with the Spin-Off, the majority of voyage expenses were generally borne by us whereas for vessels in a pool, such expenses were handled by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and ship management fees. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results.

Off-hire. The period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

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

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Vessel revenue, net, the most directly comparable U.S. GAAP measure.

Daily vessel operating expenses. Daily vessel operating expenses are a measure of the average daily expenses of a vessel and are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income/(Loss), the most directly comparable U.S. GAAP measure

The Daily TCE Rate and EBITDA are non-GAAP measures used by management to assess the performance of our business and segments. The following tables reconcile the Daily TCE Rate and operational metrics of the Company on a consolidated basis and per operating segment for the year ended December 31, 2022, and their comparative information (where applicable) and our consolidated EBITDA to the most directly comparable GAAP measures for the periods presented (amounts in U.S. dollars, except for share data, utilization and days). We entered the containerships business in the fourth quarter of 2022 and, accordingly, no comparative financial information exists for the year ended December 31, 2021.

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated

	Year Ended December 31,
	2021	2022
Total vessel revenues	$132,049,710	$262,101,998
Voyage expenses - including commissions from related party	(12,950,783)	(33,040,690)
TCE revenues	$119,098,927	$229,061,308
Available Days	6,657	10,212
Daily TCE Rate	$17,891	$22,431

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Year Ended December 31,
	2021	2022
Total vessel revenues	$102,785,442	$148,930,997
Voyage expenses - including commissions from related party	(1,891,265)	(3,649,943)
TCE revenues	$100,894,177	$145,281,054
Available Days	4,843	7,105
Daily TCE Rate	$20,833	$20,448

Reconciliation of Daily TCE Rate to Total vessel revenues — Aframax/LR2 Tanker Segment

	Year Ended December 31,
	2021	2022
Total vessel revenues	$26,559,413	$96,248,215
Voyage expenses - including commissions from related party	(11,003,925)	(29,100,348)
TCE revenues	$15,555,488	$67,147,867
Available Days	1,446	2,307
Daily TCE Rate	$10,758	$29,106

Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment

	Year Ended December 31,
	2021	2022
Total vessel revenues	$2,704,855	$15,637,653
Voyage expenses - including commissions from related party	(55,593)	(219,066)
TCE revenues	$2,649,262	$15,418,587
Available Days	368	730
Daily TCE Rate	$7,199	$21,121

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

Period Ended December 31,
2022
Total vessel revenues	$1,285,133
Voyage expenses - including commissions from related party	(71,333)
TCE revenues	$1,213,800
Available Days	70
Daily TCE Rate	$17,340

Operational Metrics — Consolidated

	Year Ended December 31,
	2021	2022
Daily vessel operating expenses	$5,759	$6,007
Ownership Days	6,807	10,482
Available Days	6,657	10,212
Operating Days	6,562	10,153
Fleet Utilization	99%	99%
Daily TCE Rate	$17,891	$22,431
EBITDA	$69,910,529	$152,765,204

Operational Metrics — Dry Bulk Segment

	Year Ended December 31,
	2021	2022
Daily vessel operating expenses	$5,418	$5,577
Ownership Days	4,954	7,297
Available Days	4,843	7,105
Operating Days	4,766	7,056
Fleet Utilization	98%	99%
Daily TCE Rate	$20,833	$20,448

Operational Metrics — Aframax/LR2 Tanker Segment

	Year Ended December 31,
	2021	2022
Daily vessel operating expenses	$6,761	$7,290
Ownership Days	1,446	2,385
Available Days	1,446	2,307
Operating Days	1,428	2,298
Fleet Utilization	99%	100%
Daily TCE Rate	$10,758	$29,106

Operational Metrics — Handysize Tanker Segment

	Year Ended December 31,
	2021	2022
Daily vessel operating expenses	$6,352	$5,921
Ownership Days	407	730
Available Days	368	730
Operating Days	368	730
Fleet Utilization	100%	100%
Daily TCE Rate	$7,199	$21,121

Operational Metrics — Containership Segment

Period Ended December 31,
2022
Daily vessel operating expenses	$8,024
Ownership Days	70
Available Days	70
Operating Days	69
Fleet Utilization	99%
Daily TCE Rate	$17,340

Reconciliation of consolidated EBITDA to net income — Consolidated

	Year Ended December 31,
	2021	2022
Net Income	$52,270,487	$118,560,690
Depreciation and amortization	14,362,828	25,829,713
Interest and finance costs, net (including related party interest costs) (1)	2,779,875	7,025,951
Income taxes	497,339	1,348,850
EBITDA	$69,910,529	$152,765,204

(1)	Includes interest and finance costs and interest income, if any.

Consolidated Results of Operations

Year ended December 31, 2022 as compared to year ended December 31, 2021

	Year ended December 31, 2021	Year ended December 31, 2022	Change- amount	Change %
Total vessel revenues	132,049,710	262,101,998	130,052,288	98.5%
Expenses:
Voyage expenses (including commissions to related party)	(12,950,783)	(33,040,690)	20,089,907	155.1%
Vessel operating expenses	(39,203,471)	(62,967,844)	23,764,373	60.6%
Management fees to related parties	(6,744,750)	(9,395,900)	2,651,150	39.3%
Depreciation and amortization	(14,362,828)	(25,829,713)	11,466,885	79.8%
Provision for doubtful accounts	(2,483)	(266,732)	264,249	10,642.3%
General and administrative expenses (including related party)	(3,266,310)	(7,043,937)	3,777,627	115.7%
Gain on sale of vessel	—	3,222,631	3,222,631	100.0%
Operating income	55,519,085	126,779,813	71,260,728	128.4%
Interest and finance costs, net (including interest costs from related party)	(2,779,875)	(7,025,951)	4,246,076	152.7%
Total other expenses, net	(2,751,259)	(6,870,273)	4,119,014	149.7%
Income taxes	(497,339)	(1,348,850)	851,511	171.2%
Net income and comprehensive income	52,270,487	118,560,690	66,290,203	126.8%

Earnings per common share, basic	0.48	1.25
Earnings per common share, diluted	0.47	1.25
Weighted average number of common shares, basic	83,923,435	94,610,088
Weighted average number of common shares, diluted	85,332,728	94,610,088

Total vessel revenues – Total vessel revenues increased from $132.0 million in the year ended December 31, 2021, to $262.1 million in the same period of 2022. This increase was largely driven by (i) the increase in our fleet’s Operating Days to 10,153 in the year ended December 31, 2022 from 6,562 in the year ended December 31, 2021, which was primarily driven by the growth of our fleet and (ii) the stronger Aframax/LR2 and Handysize tanker markets in 2022, resulting in higher daily revenues earned on average for our fleet as compared with these earned during the same period of 2021.

Voyage Expenses – Voyage expenses increased by $20.1 million, from $12.9 million in the year ended December 31, 2021, to $33.0 million in the corresponding period of 2022. This variation in voyage expenses is mainly associated with the increase (i) in bunker prices in the year ended December 31, 2022 as compared with the corresponding period in 2021, (ii) in bunkers consumption for our tanker segment vessels as a result of an increase in the days that these were engaged in the voyage charter market (from 633 Operating Days in the voyage charter market in the year ended December 31, 2021 to 1,078 Operating Days in the voyage charter market in the same period of 2022), and (iii) in brokerage commissions, consistent with the increase in total vessel revenues in the period, as discussed above.

Vessel Operating Expenses – The increase in operating expenses by $23.8 million, from $39.2 million in the year ended December 31, 2021 to $63.0 million in the same period of 2022 mainly reflects the increase in the Ownership Days vessels in our fleet.

Management Fees – Management fees in the year ended December 31, 2021, amounted to $6.7 million, whereas, in the same period of 2022, management fees totaled $9.4 million. This increase in management fees is due to the  increase in the total number of Ownership Days of our fleet for which our managers charged us a daily management fee as well as the increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022. For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services.”

Depreciation and Amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses increased from $13.2 million in the year ended December 31, 2021, to $23.1 million in the same period of 2022 as a result of the increase in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $2.7 million for the year ended December 31, 2022, versus a relevant charge of $1.2 million in the respective period of 2021. This increase in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days from 1,524 days in the year ended December 31, 2021, to 2,890 days in the year ended December 31, 2022.

General and Administrative Expenses – General and administrative expenses in the year ended December 31, 2021, amounted to $3.3 million, whereas, in the same period of 2022, general and administrative expenses totaled $7.0 million. This increase stemmed from higher corporate fees primarily related to the Spin-Off and the higher fees paid to Castor Ships, the head technical and commercial ship manager, following the amendments to our master management agreement with effect from July 1, 2022.

Gain on sale of vessel – On July 15, 2022, we concluded the sale of the M/T Wonder Arcturus which we sold, pursuant to an agreement dated May 9, 2022, for a cash consideration of $13.15 million. The sale resulted in net proceeds to the Company of $12.6 million and the Company recording a net sale gain of $3.2 million.

Interest and finance costs, net – The increase by $4.2 million in net interest and finance costs in the year ended December 31, 2022, as compared with the previous year is due to the increase in (i) the level of our weighted average indebtedness from $60.5 million in 2021 to $145.1 million in 2022, and (ii) the weighted average interest rate on our long-term debt from 3.6% in the year ended December 31, 2021 to 5.1% in the year ended December 31, 2022.

Income Taxes – Income taxes comprise entirely of U.S. source income taxes. The $0.9 million increase in income taxes in the year ended December 31, 2022, as compared with the same period in 2021, is mainly attributed to the increase in our tanker segments’ pool earnings and charter rates, accompanied by a significant increase in port call days.

Segment Results of Operations

Year ended December 31, 2022, as compared to year ended December 31, 2021 — Dry Bulk Segment

	Year ended December 31, 2021	Year ended December 31, 2022	Change-amount	Change %
Total vessel revenues	102,785,442	148,930,997	46,145,555	44.9%
Expenses:
Voyage expenses (including commissions to related party)	(1,891,265)	(3,649,943)	1,758,678	93.0%
Vessel operating expenses	(26,841,600)	(40,697,898)	13,856,298	51.6%
Management fees to related parties	(4,890,900)	(6,481,000)	1,590,100	32.5%
Depreciation and amortization	(10,528,711)	(18,039,966)	7,511,255	71.3%
Provision for doubtful accounts	(2,483)	—	(2,483)	(100.0)%
Segment operating income	58,630,483	80,062,190	21,431,707	36.6%

Total vessel revenues

Total vessel revenues for our dry bulk segment, increased from $102.8 million in the year ended December 31, 2021, to $148.9 million in the same period of 2022. This variation was mainly due to the increase in our dry bulk fleet’s Operating Days from 4,766 days in the year ended December 31, 2021, to 7,056 days in the year ended December 31, 2022, mainly driven by the growth of our dry bulk segment fleet.

Voyage Expenses

Voyage expenses increased by $1.7 million, from $1.9 million in the year ended December 31, 2021, to $3.6 million in the corresponding period of 2022. This variation in voyage expenses is mainly associated with the increase in (i) brokerage commissions by $1.2 million, commensurate with the increase in total vessel revenues in the period, and (ii) port and other voyage expenses by $0.3 million.

Vessel Operating Expenses

The increase in operating expenses by $13.9 million, to $40.7 million in the year ended December 31, 2022, from $26.8 million in the same period in 2021, mainly reflects the increase in the Ownership Days of our dry bulk fleet to 7,297 days in the year ended December 31, 2022, from 4,954 days in the corresponding period in 2021.

Management Fees

Management fees for our dry bulk fleet in the year ended December 31, 2022, amounted to $6.5 million, whereas, in the year ended December 31, 2021, management fees totaled $4.9 million. This increase in management fees is due to the increase in the total number of Ownership Days of our dry bulk fleet for which our managers charged us a daily management fee as well as the increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022.

Depreciation and Amortization

Depreciation expenses for our dry bulk fleet increased to $16.0 million in the year ended December 31, 2022, from $9.5 million in the year ended December 31, 2021 as a result of the increase in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $2.0 million for the year ended December 31, 2022, compared to a charge of $1.0 million in the same period in 2021. This variation in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days from 1,349 days in the year ended December 31, 2021, to 2,326 dry-dock amortization days in the year ended December 31, 2022.

Year ended December 31, 2022, as compared to period ended December 31, 2021—Aframax/LR2 Tanker Segment

	Period ended December 31, 2021	Year ended December 31, 2022	Change -amount	Change %
Total vessel revenues	26,559,413	96,248,215	69,688,802	262.4%
Expenses:
Voyage expenses (including commissions to related party)	(11,003,925)	(29,100,348)	18,096,423	164.5%
Vessel operating expenses	(9,776,724)	(17,386,009)	7,609,285	77.8%
Management fees to related parties	(1,433,950)	(2,167,000)	733,050	51.1%
Depreciation and amortization	(3,087,764)	(5,889,352)	2,801,588	90.7%
Provision for doubtful accounts	—	(266,732)	266,732	100.0%
Gain on sale of vessel	—	3,222,631	3,222,631	100.0%
Segment operating income	1,257,050	44,661,405	43,404,355	3,452.9%

Total vessel revenues

Total vessel revenues for our Aframax/LR2 tanker fleet amounted to $96.2 million in the year ended December 31, 2022, whereas, in the period ended December 31, 2021, vessel revenues amounted to $26.6 million. This increase is mainly due to (i) the improved Aframax/LR2 tanker market which resulted to our Aframax/LR2 tanker fleet earning on average a Daily TCE Rate of $29,106 during the year ended December 31, 2022, compared to an average Daily TCE Rate of $10,758 earned during the period ended December 31, 2021, and (ii) the expansion of our Aframax/LR2 tanker fleet, which resulted in an increase in our Operating Days to 2,298 days in the year ended December 31, 2022, from 1,428 days in the period ended December 31, 2021.

Voyage Expenses

Voyage expenses for our Aframax/LR2 tanker fleet amounted to $29.1 million and $11.0 million in the year ended December 31, 2022, and the period ended December 31, 2021, respectively. This increase in voyage expenses is mainly associated with (i) the $14.2 million increase in bunkers consumption for our Aframax/LR2 tanker segment vessels as a result of an increase in the days that these were engaged in the voyage charter market (from 633 Operating Days in the voyage charter market in the year ended December 31, 2021 to 1,078 Operating Days in the voyage charter market in the same period of 2022), also associated with the ownership of a larger, on average, Aframax/LR2 fleet, (ii) the increase in bunker prices in the year ended December 31, 2022 as compared with the corresponding period in 2021, and (iii) a $2.0 million increase in brokerage commissions, consistent with the increase in total vessel revenues in the period, as discussed above.

Vessel Operating Expenses

The increase in operating expenses by $7.6 million, to $17.4 million in the year ended December 31, 2022, from $9.8 million in the period ended December 31, 2021, mainly reflects the increase in (i) the Ownership Days of our Aframax/LR2 fleet vessels to 2,385 days in the year ended December 31, 2022, from 1,446 days in the period ended December 31, 2021 and, (ii) the increase in spares/repairs and stores costs for certain of our Aframax/ LR2 vessels.

Management Fees

Management fees for our Aframax/LR2 tanker fleet in the year ended December 31, 2022, amounted to $2.2 million, whereas, in the period ended December 31, 2021, management fees totaled $1.4 million. This variation in management fees is due to the increase in the total number of Ownership Days of the Aframax/LR2 tanker fleet for which our managers charged us a daily management fee as well as the increased management fees following our entry into the Amended and Restated Master Management Agreement.

Depreciation and Amortization

Depreciation expenses for our Aframax/LR2 tanker fleet increased to $5.5 million in the year ended December 31, 2022, from $3.1 million in the period ended December 31, 2021 as a result of the increase in the Ownership Days of our Aframax/LR2 tanker fleet. Dry-dock and special survey amortization charges in the year ended December 31, 2022 of $0.4 million relate to the amortization of the M/T Wonder Musica that underwent its scheduled dry-docking repairs during the second quarter of 2022. No such charges were incurred in the period ended December 31, 2021.

Gain on sale of vessel

Refer to discussion under “Consolidated Results of Operations — Gain on sale of vessel” above for details on the sale of the M/T Wonder Arcturus.

Year ended December 31, 2022, as compared to period ended December 31, 2021 – Handysize Tanker Segment

	Period ended December 31, 2021	Year ended December 31, 2022	Change -amount	Change %
Total vessel revenues	2,704,855	15,637,653	12,932,798	478.1%
Expenses:
Voyage expenses (including commissions to related party)	(55,593)	(219,066)	163,473	294.1%
Vessel operating expenses	(2,585,147)	(4,322,281)	1,737,134	67.2%
Management fees to related parties	(419,900)	(666,500)	246,600	58.7%
Depreciation and amortization	(746,353)	(1,405,124)	658,771	88.3%
Segment operating (loss)/income	(1,102,138)	9,024,682	10,126,820	918.8%

Total vessel revenues

Total vessel revenues for our Handysize tanker fleet amounted to $15.6 million in the year ended December 31, 2022, whereas, in the period ended December 31, 2021, total vessel revenues amounted to $2.7 million. The variation was mainly due to (i) the increase in the segment’s Operating Days from 368 days in the period ended December 31, 2021 to 730 days in the year ended December 31, 2022, and (ii) the improvement in the Handysize tanker market, reflected in the increase in the Handysize fleet average Daily TCE Rate from $7,199 in the period ended December 31, 2021 to $21,121 in the year ended December 31, 2022.

Voyage Expenses

Voyage expenses for our Handysize tanker segment amounted to $0.2 million in the year ended December 31, 2022, from $0.1 million in the period ended December 31, 2021. The increase in voyage expenses in the periods discussed is predominantly attributed to the increase in brokerage commissions, consistent with the increase in total vessel revenues, discussed above.

Vessel Operating Expenses

The increase in operating expenses by $1.7 million, to $4.3 million in year ended December 31, 2022, from $2.6 million in the period ended December 31, 2021, reflects the increase in the Ownership Days of our Handysize tanker fleet to 730 days in the year ended December 31, 2022, up from 407 days in the period ended December 31, 2021.

Management Fees

Management fees for our Handysize tanker fleet in the year ended December 31, 2022, amounted to $0.7 million, whereas, in the period ended December 31, 2021, management fees totaled $0.4 million. This increase in management fees is due to the increase in the total number of Ownership Days of our Handysize tanker fleet for which our managers charged us a daily management fee as well as the increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022.

Depreciation and Amortization

Depreciation expenses for our Handysize tanker fleet increased to $1.1 million in the year ended December 31, 2022, from $0.6 million in the period ended December 31, 2021 as a result of the increase in the Ownership Days of our Handysize tanker fleet. Dry-dock amortization charges in the year ended December 31, 2022, and the period ended December 31, 2021, amounted to $0.3 million and $0.1 million, respectively, and relate to the M/T Wonder Mimosa which underwent its scheduled dry-dock and special survey during 2021.

Period ended December 31, 2022 – Containership Segment

We entered the containership business in the fourth quarter of 2022 and, accordingly, no comparative financial information exists for the year ended December 31, 2021.

Period ended December 31, 2022
Total vessel revenues	$1,285,133
Expenses:
Voyage expenses (including commissions to related party)	(71,333)
Vessel operating expenses	(561,656)
Management fees to related parties	(81,400)
Depreciation and amortization	(495,271)
Segment operating income	$75,473

Total vessel revenues

Total vessel revenues, for our containership segment amounted to $1.3 million in the period ended December 31, 2022. During the period ended December 31, 2022, we owned on average 0.2 containerships over the calendar year that earned a Daily TCE Rate of $17,340. During the period in which we owned them, both our containerships were engaged in period time charters.

Voyage Expenses

Voyage expenses for our containership segment amounted to $0.1 million in the period ended December 31, 2022, mainly comprising brokerage commissions.

Vessel Operating Expenses

Operating expenses for our containership segment amounted to $0.6 million in the period ended December 31, 2022, and mainly comprised of crew wages costs, repairs and maintenance costs and lubricants’ consumption costs.

Management Fees

Management fees for our containership segment amounted to $0.1 million in the period ended December 31, 2022.

Depreciation and Amortization

Depreciation and amortization expenses amounted to $0.5 million in the period ended December 31, 2022 and exclusively relate to vessels’ depreciation for the period during which we owned them.

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

We may choose to take advantage of some or all of these reduced reporting requirements until we cease to be an emerging growth company. This will occur on the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act, or, such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, as of the last business day of our most recently completed second fiscal quarter or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. As of the date of this annual report, we expect that we will cease to be an emerging growth company on December 31, 2023.

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

For the year ended December 31, 2022, our principal sources of funds were cash from operations, and the net proceeds from the secured debt that we incurred as discussed below under “—Our Borrowing Activities”. In the past, we have also issued equity as a source of financing, as discussed below under “—Equity Transactions”. As of December 31, 2022 and December 31, 2021, we had cash and cash equivalents of $142.4 million and $37.2 million (which excludes $9.9 million and $6.2 million of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2022, we had a working capital surplus of $114.9 million as compared to a working capital surplus of $21.0 million as of December 31, 2021.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this annual report, will be sufficient to fund the operations of our fleet, meet our normal working capital requirements and service the principal and interest on our debt for that period.

As noted above, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with principal repayments), both of which could lower our available cash. See ‘‘Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may not be able to execute our growth strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.”

For a discussion of our management agreements with our related-party managers and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Capital Expenditures

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance and expect to continue to finance with cash from operations, debt and equity issuances. As of December 31, 2022, and the date of this annual report, we did not have any commitments for capital expenditures related to vessel acquisitions.

As of December 31, 2022, we had outstanding commitments to install and put into use BWTS on one of our two Handysize tanker vessels, the Wonder Formosa, which was retrofitted in early March 2023, and two of our Aframax/LR2 tanker vessels, which are expected to be retrofitted during 2024. As of the same date, it was estimated that the contractual obligations related to these installations as well as past completed installations on other fleet vessels, excluding installation costs, would be on aggregate approximately €1.4 million (or $1.5 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0649 as of December 31, 2022), of which €0.2 million (or $0.2 million) are due in 2023 and €1.2 million (or $1.3 million) are due in 2024. We expect to finance these capital expenditures with cash on hand. Following the Spin-Off, all tanker business-related BWTS obligations were assumed by Toro.

A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract(s). Such events could have a material adverse effect on our business, financial condition, and operating results.

Equity Transactions

On January 27, 2020, we entered into a securities purchase agreement with YAII PN, LTD, pursuant to which we agreed to sell and it agreed to purchase up to three convertible debentures for a maximum aggregate price of $5.0 million, further discussed below under “—Our Borrowing Activities.” During the period from January 2020 up until June 2020, the Investor had converted in full the $5.0 million principal amount and $0.1 million of interest under the $5.0 Million Convertible Debentures for 804,208 common shares.

On June 23, 2020, we entered into an agreement with Maxim, acting as underwriter, pursuant to which we offered and sold 5,911,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.10 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $3.50 per unit (or $3.40 per unit including a Pre-Funded Warrant), (the “2020 June Equity Offering”). The 2020 June Equity Offering closed on June 26, 2020 and resulted in the issuance of 5,908,269 common shares and 5,911,000 Class A Warrants, which also included 771,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. We raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively. Further, as of December 31, 2022, an aggregate of 5,848,656 Class A Warrants have been exercised at an exercise price of $3.50 per warrant, for which we have received total gross proceeds of $20.5 million. On March 7, 2023, in connection with the Spin-Off, the exercise price of the Class A Warrants was reduced to $2.53.

On July 12, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 5,775,000 common shares in a registered offering (the “2020 July Equity Offering”). In a concurrent private placement, we also issued warrants to purchase up to 5,775,000 common shares (the “Private Placement Warrants”). The aggregate purchase price for each common share and Private Placement Warrant was $3.00. In connection with the 2020 July Equity Offering, which closed on July 15, 2020, we received gross and net cash proceeds of $17.3 million and $15.7 million, respectively. Further, as of December 31, 2022, an aggregate of 5,707,136 Private Placement Warrants have been exercised at an exercise price of $3.50 per warrant, for which we have received total gross proceeds of $20.0 million. On March 7, 2023, in connection with the Spin-Off, the exercise price of the Private Placement Warrants was reduced to $2.53.

On December 30, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 9,475,000 common shares and warrants to purchase 9,475,000 common shares (the “January 5 Warrants”) in a registered direct offering which closed on January 5, 2021 (the “2021 January First Equity Offering”). The aggregate purchase price for each common share and January 5 Warrant was $1.90. In connection with this offering, we received gross proceeds of approximately $18.0 million and net proceeds of $16.5 million, net of fees and expenses of $1.5 million. By February 10, 2021, all of the January 5 Warrants have been exercised at an exercise price of $1.90 per warrant, for which we have received total gross proceeds of $18.0 million.

On January 8, 2021, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 13,700,000 common shares and warrants to purchase 13,700,000 common shares (the “January 12 Warrants”) in a registered direct offering which closed on January 12, 2021 (the “2021 January Second Equity Offering”). The aggregate purchase price for each common share and January 12 Warrant was $1.90. In connection with this offering, we received gross proceeds of approximately $26.0 million and net proceeds of approximately $24.1 million, net of fees and expenses of $1.9 million. By February 10, 2021, all of the January 12 Warrants had been exercised at an exercise price of $1.90 per warrant, for which we have received total gross proceeds of $26.0 million.

On April 5, 2021, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered and sold 19,230,770 common shares and warrants to purchase up to 19,230,770 common shares (the “April 7 Warrants”) in a registered direct offering which closed on April 7, 2021 (the “2021 April Equity Offering”). In connection with the 2021 April Equity Offering, we received gross and net cash proceeds of $125.0 million and $116.3 million, respectively. As of December 31, 2022, all April 7 Warrants having an exercise price of $6.50 remained unexercised and potentially issuable into common shares. On March 7, 2023, in connection with the Spin-Off, the exercise price of the April 7 Warrants was reduced to $5.53.

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

On June 14, 2021, we entered into an equity distribution agreement (the “Equity Distribution Agreement’), which was amended and restated on March 31, 2022 (the “Amended Equity Distribution Agreement’). Under the Amended Equity Distribution Agreement, which expired on June 14, 2022, the Company could, from time to time, offer and sell its common shares through an at-the-market offering (the “ATM Program”), having an aggregate offering price of up to $150.0 million. No warrants, derivatives, or other share classes were associated with this transaction. No sales have been effected under the ATM Program during the year ended December 31, 2022. From the ATM Program effective date and as of December 31, 2022, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $12.9 million and $12.4 million, respectively, by issuing and selling 4,654,240 common shares.

In connection with the Spin-Off, the exercise price of each of the Class A Warrants, April 7 Warrants and Private Placement Warrants was decreased in accordance with their terms by the fair market value (as determined by our Board of Directors, in good faith) of the Toro common shares upon completion of the Spin-Off.

Our Borrowing Activities

As of December 31, 2022, we had $153.7 million of gross indebtedness outstanding under our debt agreements, comprising of $118.2 million of indebtedness related to our dry bulk segment, $13.2 million of indebtedness related to our Aframax/LR2 segment, and $22.3 million of indebtedness related to our containership segment. Of this total figure, $32.5 million mature in the twelve-month period ending December 31, 2023. Our borrowing commitments, as of December 31, 2022, relating to debt and interest repayments under our credit facilities amounted to $182.1 million, of which approximately $43.2 million mature in less than one year. The calculation of interest payments has been made assuming interest rates based on the LIBOR or SOFR specific to our variable rate credit facilities as of December 31, 2022, and our applicable margin rate.

As of December 31, 2022, we also were in compliance with all the financial and liquidity covenants contained in our debt agreements.

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

The above facility is secured by first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers (the Wonder Sirius and the Wonder Polaris), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and guaranteed by Castor. The facility also contained certain customary minimum liquidity restrictions and financial covenants that required the borrowers to (i) maintain a certain amount of a minimum liquidity deposit per collateralized vessel (pledged in favor of the lender during the security period), and, (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above to the aggregate principal amounts due under the facility.

In connection with the Spin-Off, the $18.0 Million Term Loan Facility Toro replaced Castor as guarantor under this facility and we ceased to have any obligations under this facility.

Containership Segment Credit Facilities

$22.5 Million Term Loan Facility

On November 22, 2022, our two wholly owned containership owning subsidiaries, Jerry Shipping Co. and Tom Shipping Co., entered into a $22.5 million senior term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd. The facility was drawn down in two tranches of $11.25 million each on November 28, 2022, and December 7, 2022, respectively. This facility has a term of five years from the drawdown date of each tranche, bears interest at a 3.875% margin over SOFR per annum and each tranche is repayable in sixty (60) consecutive monthly instalments (installments 1 to 9 in the amount of $250,000, installments 10 to 12 in the amount of $175,000, installments 13 to 59 in the amount of $150,000 and a balloon installment in the amount of $1,425,000 payable at maturity).

The above facility is secured by first preferred mortgage and first priority general and charter assignment covering earnings, insurances, requisition compensation and any charter and charter guarantee over the vessels owned by the borrowers (the Ariana A and the Gabriela A), shares security deed relating to the shares of the vessels’ owning subsidiaries, managers’ undertakings and is guaranteed by Castor. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the years ended December 31, 2022, and 2021:

(in U.S Dollars)	For the year ended
	December 31, 2021	December 31, 2022
Net cash provided by operating activities	60,775,327	123,753,052
Net cash used in investing activities	(348,640,707)	(63,737,095)
Net cash provided by financing activities	321,824,945	48,904,995

Operating Activities: Net cash provided by operating activities amounted to $123.8 million for the year ended December 31, 2022, consisting of net income after non-cash items of $142.7 million, a decrease in working capital  of $13.8 million and payments related to dry-docking costs of $5.1 million. Net cash provided by operating activities amounted to $60.8 million for the year ended December 31, 2021, consisting of net income after non-cash items of $65.1 million, payments related to dry-docking costs of $3.7 million, and a decrease in working capital of $0.6 million. The $63.0 million increase, hence, in net cash from operating activities in the year ended December 31, 2022, as compared with the same period of 2021, reflects mainly the increase in net income after non-cash items which was largely driven by the expansion of our business and the improvement of the charter rates earned by the tanker vessels of our fleet.

Investing Activities: Net cash used in investing activities amounting to $63.7 million for the year ended December 31, 2022, mainly reflects the cash outflows associated with (i) the vessel acquisitions we made during the period, as discussed in more detail under Note 6 to our audited consolidated financial statements included elsewhere in this annual report and (ii) the in progress or completed BWTS installations during 2022 on the Magic Moon, Magic Rainbow, Magic Perseus, Magic P and Wonder Formosa. Net cash used in investing activities amounting to $348.6 million for the year ended December 31, 2021, mainly reflects the cash outflows associated with (i) the vessel acquisitions we made during the period, as discussed in more detail under Note 6 to our consolidated financial statements included elsewhere in this annual report and (ii) the BWTS installations performed during 2021 on the Magic Vela and the Wonder Mimosa.

Financing Activities: Net cash provided by financing activities during the year ended December 31, 2022 amounting to $48.9 million, relates to the $76.5 million net proceeds related to the $55.0 Million Term Loan Facility and the $22.5 Million Term Loan Facility (as further discussed above and further under Note 7 to our consolidated financial statements included elsewhere in this report), as mainly offset by $27.5 million of period scheduled principal repayments under our existing secured credit facilities.

Net cash provided by financing activities during the year ended December 31, 2021 amounting to $321.8 million, relates to (i) the net proceeds raised under our registered direct equity offerings amounting to $156.9 million, (ii) the proceeds from the issuance of stock under our warrant schemes amounting to $83.4 million, (iii) the net proceeds from the issuance of stock pursuant to our Second ATM Program amounting to $12.5 million, (iv) the $95.3 million net proceeds related to the $15.29 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $40.75 Million Term Loan Facility, and the $23.15 Million Term Loan Facility (as further discussed above and further under Note 7 to our consolidated financial statements included elsewhere in this report), as offset by (v) the $14.4 million cash redemption of the Series A Preferred Shares, (vi) $6.9 million of period scheduled principal repayments under our existing secured credit facilities and (vii) the repayment, at its extended maturity, of the $5.0 Million Term Loan Facility.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

Our results of operations depend primarily on the charter rates that we are able to realize. Charter hire rates paid for dry bulk and tanker vessels as well as containerships are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Cyclical Nature of the Industry.”

There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability. Also, the Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to a resurgence of the COVID-19 pandemic. Furthermore, the Company’s business could be adversely affected by the risks related to the conflict in Ukraine and the severe worsening of Russia’s relations with Western economies that has created significant uncertainty in global markets, including increased volatility in the prices of certain of the commodities and products which our vessels transport and shifts in the trading patterns for such products which may continue into the future. The Company is unable to reasonably predict the estimated length or severity of any resurgence in the COVID-19 pandemic on future operating results.

Furthermore, many economies worldwide have experienced inflationary pressures during 2022 and as of the date of this annual report. For further information, see ‘‘Item 3. Key Information—D. Risk Factors— The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of commodities (such as iron ore, coal, soybeans and aggregates), consumer and industrial products, and oil and petroleum products, and may be affected by a decrease in the demand for such commodities and/or products and the volatility in their prices.’’ Such inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for commodities and products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.

E.	CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read “Item 18. Financial Statements” and more precisely Note 2 (“Summary of Significant Accounting Policies”) to our consolidated financial statements included elsewhere in this annual report.

Vessel Impairment

The Company reviews for impairment its held and used vessels whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the vessels may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, including the value of unamortized dry-docking costs and the value of any related intangible assets and/or liabilities, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

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

The table below specifies in “*” that the carrying value of those four of our vessels that, as of December 31, 2022, had a charter-free market value below their carrying value. As of December 31, 2022, the aggregate carrying value of these four vessels was $20.4 million more than their fair market value, based on broker quotes. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. As of December 31, 2021, the charter-free market value of all our vessels exceeded their carrying value, thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels.

Vessels	Date acquired	Carrying value as of December 31, 2022 (in millions of United States dollars)
M/V Magic P	02/21/2017	$6.6
M/V Magic Sun	09/05/2019	$5.9
M/V Magic Moon	10/20/2019	$9.0
M/V Magic Rainbow	08/08/2020	$8.3
M/V Magic Horizon	10/09/2020	$11.6
M/V Magic Nova	10/15/2020	$12.4
M/V Magic Venus	03/02/2021	$14.7
M/T Wonder Polaris	03/11/2021	$12.4
M/V Magic Orion	03/17/2021	$16.3
M/V Magic Argo	03/18/2021	$13.3
M/T Wonder Sirius	03/22/2021	$12.4
M/V Magic Twilight	04/09/2021	$13.8
M/V Magic Thunder	04/13/2021	$15.7
M/V Magic Vela	05/12/2021	$14.1
M/V Magic Nebula	05/20/2021	$14.6
M/T Wonder Vega	05/21/2021	$13.4
M/V Magic Starlight	05/23/2021	$22.0
M/T Wonder Avior	05/27/2021	$10.9
M/T Wonder Mimosa	05/31/2021	$8.0
M/V Magic Eclipse	06/07/2021	$17.2
M/T Wonder Musica	06/15/2021	$10.8
M/T Wonder Formosa	06/22/2021	$7.7
M/V Magic Pluto	08/06/2021	$20.3
M/V Magic Perseus	08/09/2021	$20.6
M/V Magic Mars	09/20/2021	$19.6
M/V Magic Phoenix	10/26/2021	$17.6	*
M/T Wonder Bellatrix	12/23/2021	$16.9
M/V Magic Callisto	01/04/2022	$22.4	*
M/V Ariana A	11/23/2022	$23.9	*
M/V Gabriela A	11/30/2022	$23.5	*
Total		$435.9

* Indicates vessels for which we believe that, as of December 31, 2022, their carrying value, including, where applicable, the value of related intangible assets, exceeded their charter-free market value. As discussed below, we believe that the carrying values of these vessels as of December 31, 2022, were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying values including, where applicable, the value of related intangible assets.

As of December 31, 2022, for the above indicated vessels, we performed an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days;

•	estimated vessel operating expenses and voyage expenses;

•	estimated dry-docking expenditures;

•
an estimated gross daily charter rate for the unfixed days (based on the ten-year average of the historical six-months and one-year time charter rates available for each type of vessel) over the remaining economic life of each vessel, excluding estimated days of scheduled off-hires and net of estimated commissions;

•	residual value of vessels;

•	commercial and technical management fees;

•	an estimated utilization rate; and

•	the remaining estimated lives of our vessels, consistent with those used in our depreciation calculations.

The net operating undiscounted cash flows are then compared with the vessels’ net book value plus estimated unamortized dry-docking costs and the unamortized portion of any intangible asset and/or liability. The difference, if any, between the carrying amount of the vessel plus unamortized dry-docking costs and the unamortized portion of any intangible asset and/or liability and their fair value is recognized in the Company’s accounts as impairment loss.

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

Our assumptions, based on historical trends, and our accounting policies are as follows:

•
our secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the full useful life of vessels to be 25 years from the date of initial delivery from the shipyard;

•	estimated useful life of vessels takes into account commercial considerations and regulatory restrictions;

•
estimated charter rates are based on rates under existing vessel contracts and thereafter at estimated future market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year average historical time charter rate is an appropriate (or less than ten years if appropriate data is not available) approximation of the estimated future market rates for the following reasons:

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

•
estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements; and

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate.

The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2022, we would begin recording impairment loss on the first vessel, if time charter declines by 4% from their ten-year historical averages.

Based on the above assumptions we determined that the undiscounted cash flows supported the above vessels’ carrying amounts as of December 31, 2022.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors who are elected annually on a staggered basis. Each director holds office for a three-year term. The business address of each of our directors and executive officer listed below is Castor Maritime Inc., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Name	Age	Position
Petros Panagiotidis	32	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	42	Secretary and Class B Director
Georgios Daskalakis	33	Class A Director

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.

Petros Panagiotidis, Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director

Petros Panagiotidis, is the founder of Castor Maritime Inc. He has been serving as the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer since our inception in 2017 and, upon completion of the Spin-Off, will serve as the Chairman and Chief Executive Officer of Toro Corp. During his years with Castor Maritime he has been actively engaged in the successful listing of the Company on the Nasdaq Capital Market in February 2019. He is responsible for the implementation of our business strategy and the overall management of our affairs. Prior to founding Castor Maritime, Mr. Panagiotidis gained extensive experience working in shipping and investment banking positions focused on operations, corporate finance and business management. He holds a bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s Degree in Management and Systems from New York University.

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

Georgios Daskalakis, Class A Director

Georgios Daskalakis has been a non-executive member of our Board since our establishment in September 2017 and he is currently the chairman of our Audit Committee. Mr. Daskalakis has been employed since 2017 by M/Maritime Corp., a shipmanagement company, holding a number of senior positions. As of today, he is the Chief Commercial Officer and Chairman of the Board of Directors at M/Maritime. Prior to that he was employed in various roles in the shipping industry with Minerva Marine Inc, a major Greece based diversified shipping entity and Trafigura Maritime Logistics PTE Ltd. He holds a Bachelor’s degree from Babson College with a concentration on Economics and Finance followed by a Master of Science degree in Shipping, Trade and Finance from the Costas Grammenos Centre for Shipping, Trade and Finance, Cass Business School, City University of London.

B.	COMPENSATION

The services rendered by our Chairman, Chief Executive Officer and Chief Financial Officer for the year ended December 31, 2022, are included in our amended master agreement with Castor Ships described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. For the year ended December 31, 2022, we paid our non-executive directors fees in the aggregate amount of $72,000 per annum, or $36,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer and Chief Financial Officer who also serves as our director does not receive additional compensation for his service as director.

C.	BOARD PRACTICES

Our Board currently consists of three directors Who are elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At our annual meeting of shareholders held on December 15, 2022, our shareholders re-elected our Class B director to serve until the annual meeting of shareholders to be held in 2025. The term of office of our Class C director expires at the annual meeting of shareholders to be held in 2023, and the term of office of our Class A director expires at the annual meeting of shareholders to be held in 2024. Officers are appointed from time to time by our Board and hold office until a successor is appointed. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.

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

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

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

The percentage of beneficial ownership is based on 94,610,088 common shares outstanding as of March 6, 2023.

Name of Beneficial Owner	No. of Common Shares	Percentage
All executive officers and directors as a group (1) (2)	-	-%

(1)	Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, holds more than 1% of our outstanding common shares.

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

All of our common shareholders are entitled to one vote for each common share held. As of March 7, 2023, there were six holders of record of our common shares, five of which have a U.S. mailing address, and who are expected to receive our common shares in the Distribution. One of these holders is CEDE & Co., a nominee company for The Depository Trust Company, which held approximately 99.85% of Castor’s outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future.

Management, Commercial and Administrative Services

During the period from September 1, 2020 (being the initial Castor Ships Management Agreements (as defined below) effective date) and up to June 30, 2022, pursuant to the terms and conditions stipulated in a master management agreement (the “Master Management Agreement”) and separate commercial ship management agreements (the “Commercial Shipmanagement Agreements”) each with Castor Ships (together, the “Castor Ships Management Agreements”), Castor Ships managed our business and provided commercial ship management, chartering and administrative services to us and our vessel owning subsidiaries. During the abovementioned period, in exchange for Castor Ship’s services, we paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction. Effective July 1, 2022, we and each of our vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for our vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the existing Castor Ships Management Agreements. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages our overall business and provides our vessel-owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships shall generally not be liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships shall in no circumstances be responsible for the actions of the crews of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, our shipowning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

In exchange for the services provided by Castor Ships, we and our vessel owning subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s vessel owning subsidiaries pay Castor Ships a daily management fee of $925 per dry bulk vessel and containership, and, until the completion of the Spin-Off, $975 per tanker vessel (collectively, the “Ship Management Fees”) for the provision of the ship management services provided in the Ship Management Agreements. Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships is paid the residual amount of $325 of the agreed daily ship management fee. The Ship Management Fees and Flat Management Fee will be adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. The Company also reimburses Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.

Castor Ships may choose to subcontract some of these services to other parties at its discretion. As of December 31, 2022, in accordance with the provisions of the Amended Castor Ship Management Agreements, Castor Ships had subcontracted to two third-party ship management companies the technical management of all the Company’s tanker vessels, had subcontracted to Pavimar the technical management of the Company’s containerships and was co-managing with Pavimar the Company’s all dry bulk vessels. In later January 2023, Castor Ships transferred the technical management of our containership vessels from Pavimar to a third-party ship management company. Castor Ships pays, at its own expense, the containerships third-party technical management companies a fee for the services it has subcontracted to them, without any additional cost to the Company.

Prior to June 30, 2022, Pavimar provided, on an exclusive basis, our dry-bulk vessel owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion. During the six-month period ended June 30, 2022, Pavimar provided the services stipulated in the technical management agreements in exchange for a daily management fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered between Pavimar and our tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements. Further, with effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar, continues to provide, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with the same range of technical management services it provided prior to our entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel.

The V8 Plus Pool

In the period between September 30, 2022, and December 12, 2022, the M/T Wonder Polaris, M/T Wonder Sirius, M/T Wonder Bellatrix, M/T Wonder Musica, M/T Wonder Avior and M/T Wonder Vega, entered into a series of separate agreements with V8, a member of the Navig8 Group of companies, for the participation of the vessels in the V8 Plus Pool. In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced a period time charter. The V8 Plus Pool is managed by V8 Plus Management Pte Ltd., a company in which Petros Panagiotidis has a minority equity interest. The following description of such agreements’ terms does not purport to be complete and is subject to, and qualified in its entirety by reference to the Form of Pooling Agreement, which is included as an exhibit to this annual report and incorporated by reference into this annual report on Form 20-F.

During the period between the vessels’ entry into the V8 Plus Pool and completion of the Spin-Off, each vessel was provided with certain commercial management services and entered into charters by the pool manager. In return for such services, the pool manager was entitled to a $250 daily fee and customary 2% commission on all income received under charters and contracts of affreightment. The relevant ship owning subsidiary received its proportional share of pool revenues, subject to adjustments for expenses, among other factors. Each relevant ship owning subsidiary was entitled to elect one voting representative to the pool’s committee, which approves (i) the basis for calculating pool costs and (ii) requirements under which pool participants may be required to make additional contributions to the pool’s working capital. Under the terms of the respective agreements, the vessels shall participate in the V8 Plus Pool for a minimum period of six months, subject to certain rights of suspension and/or early termination. The agreement was negotiated and approved by the Special Committee.

For further information, please refer to Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

The Spin-Off Resolutions

On November 15, 2022 and December 30, 2022, in connection with the Spin-Off, our Board of Directors resolved with effect from the completion of the Spin-Off, among other things, (i) to focus our efforts on our current business of dry bulk shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. This does not preclude us, however, from pursuing opportunities outside of the dry bulk shipping business if in the future our Board determines to do so. For example, we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containership vessels. Nevertheless, focusing our efforts on dry bulk shipping may reduce the scope of opportunities we may exploit.

Similarly on November 15, 2022 and December 30, 2022, Toro’s board of directors resolved, among other things, (i) to focus its efforts on its tanker shipping services, (ii) that Toro has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (iii) that Petros Panagiotidis, its director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates are not required to offer or inform it of any such opportunity. This does not preclude Toro from pursuing opportunities outside of its declared business focus area, including in the dry bulk shipping business, if in the future Castor’s board determines to do so.

Mr. Panagiotidis will devote such portion of his business time and attention to our business as is appropriate and will also devote substantial time to Toro’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Our Board of Directors and Toro’s board have each resolved to accept this arrangement.

Contribution and Spin-Off Distribution Agreement

The following description of the Contribution and Spin-Off Distribution Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Contribution and Spin-Off Distribution Agreement, which is included as an exhibit to this annual report and is incorporated by reference herein. The terms of the transactions which are the subject of the Contribution and Spin-Off Distribution Agreement were negotiated and approved by a special committee of our disinterested and independent directors.

In connection with the Spin-Off, based on the recommendation of a special committee comprised of independent, disinterested directors, we entered into the Contribution and Spin-Off Distribution Agreement with Toro, pursuant to which (i) we contributed the Toro Subsidiaries to Toro in exchange for all issued and outstanding common shares of Toro, 140,000 Series A Preferred Shares of Toro and the issue of 40,000 Series B Preferred Shares of Toro to Pelagos against payment of their nominal value, (ii) we agreed to indemnify Toro and our vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries it retains after March 7, 2023 and Toro agreed to indemnify us for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to us or our vessel-owning subsidiaries, and (iii) Toro replaced us as guarantor under the $18.0 Million Term Loan Facility upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Toro.

Under the Contribution and Spin-Off Distribution Agreement, we  distributed on March 7, 2023, all of Toro’s outstanding common shares to holders of our common shares, with one of Toro’s common shares being distributed for every ten shares of our common shares held by Castor stockholders as of the close of business New York Time on February 22, 2023.

Further, the Contribution and Spin-Off Distribution Agreement provides us with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares (the “Registrable Securities”). Such securities will cease to be registrable by us upon the earliest of (i) their sale pursuant to an effective registration statement, (ii) their eligibility for sale or sale pursuant to Rule 144 of the Securities Act, and (iii) the time at which they cease to be outstanding. Subject to our timely provision to Toro of all information and documents reasonably requested by Toro in connection with such filings and to certain blackout periods, Toro has agreed to file, as promptly as practicable and in any event no later than 30 calendar days after our request, one or more registration statements to register Registrable Securities then held by us and to use our reasonable best efforts to have each such registration statement declared effective as soon as practicable after such filing and keep such registration statement continuously effective until such registration rights terminate. All fees and expenses incident to Toro’s performance of its obligations in connection with such registration rights shall be borne solely by Toro and we shall pay any transfer taxes and fees and expenses of its counsel relating to a sale of Registrable Securities. These registration rights shall terminate on (i) the date occurring after the seventh anniversary of the original issue date of the Series A Preferred Shares on which Castor owns no Registrable Securities or (ii) if earlier, the date on which we own no Series A Preferred Shares and no Registrable Securities.

Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Toro and its subsidiaries upon completion of the Spin-Off, on the other hand, was terminated as of March 7, 2023. None of these arrangements and commitments is deemed material to us. Further, based on the recommendation of a special committee comprised of independent, disinterested directors, Toro’s vessel-owning subsidiaries  ceased to be parties to the master management agreement among the Company and Castor Ships that is currently in effect and entered into a master management agreement with Toro and Castor Ships, with substantial similar terms to the Amended and Restated Master Management Agreement described above. The tanker vessel-owning subsidiaries contributed to Toro ceased to be party to certain custodial and cash pooling deeds entered into individually by each of the such subsidiaries and Castor Maritime SCR Corp. and entered into substantively similar cash management and custodial arrangements with Toro’s wholly owned treasury subsidiary, Toro RBX Corp.. Under the Contribution and Spin-Off Distribution Agreement, Toro also agreed to reimburse us for transaction expenses incurred in connection with its separation from us, such as advisor and filing fees.

Vessel Acquisitions

On October 26, 2022, we, through two of our wholly owned subsidiaries, entered into two separate agreements to each acquire a 2005 German-built 2,700 TEU containership vessel, from two separate entities beneficially owned by family members of our Chairman, Chief Executive Officer and Chief Financial Officer. The purchase price for the vessel agreed to be acquired by the first of the two subsidiaries, Tom Shipping Co., was $25.75 million, and the purchase price of the vessel agreed to be acquired by the second subsidiary, Jerry Shipping Co., was $25.00 million. The terms of these transactions were negotiated and approved by a special committee of disinterested and independent directors of the Company. The vessels were delivered to us on November 30, 2022, and November 23, 2022, respectively.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see “Item 18. Financial Statements.”

Legal Proceedings

To our knowledge, we are not currently a party to any legal proceedings that, if adversely determined, would have a material adverse effect on our financial condition results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. We are, and from time to time in the future, may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of the Board and will depend upon factors such as earnings, increased cash needs and expenses, restrictions in any of our agreements (including our current and future credit facilities), overall market conditions, current capital expenditure programs and investment opportunities, and the provisions of Marshall Islands law affecting the payment of distributions to shareholders (as described below). The foregoing is not an exhaustive list of factors which may impact the payment of dividends. We cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth below and under “Item 3. Risk Factors—Risks Relating to our Common Shares—Our Board may never declare dividends.”In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of our Series B preferred shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have at least substantially identical rights and preferences to our Series B Preferred Shares and will be issued pro rata to holder(s) of the Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed descriptions of the Series B preferred shares.

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

We have not paid any dividends to our shareholders as of the date of this annual report, excluding the distribution of Toro shares to common shareholder of Castor.

B.	SIGNIFICANT CHANGES

On February 13, 2023, in connection with the Spin-Off, we announced March 7, 2023 as the date for the Distribution and, which was completed on such date. For further details on the Spin-Off, see “Item 3. Key Information”, “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 94,610,088 common shares were issued and outstanding as of March 6, 2023, and 50,000,000 preferred shares, par value $0.001 per share, of which 12,000 Series B Preferred Shares are currently issued and outstanding.

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

Description of Series A Preferred Shares

On December 8, 2021, pursuant to a decision approved by our Board of Directors on November 8, 2021, we redeemed all of the issued and outstanding Series A preferred shares. Based on the amended and restated statement of designations of Castor dated October 10, 2019, the holders of the Series A preferred shares received a cash redemption of $30.00 per Series A Preferred Share. For further information on the Series A Preferred Shares and their redemption, see Note 8 (“(b) Preferred Shares—Series A Preferred Shares amendment and accumulated dividends settlement”) to our consolidated financial statements included elsewhere in this annual report.

Description of Series B Preferred Shares

On September 22, 2017, pursuant to an Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., we made certain issuances of our capital stock, including the issuance of 12,000 Series B Preferred Shares to Thalassa, a company controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. Each Series B Preferred Share has the voting power of one hundred thousand (100,000) common shares.On November 15, 2022, the independent disinterested members of our board of directors approved an amendment to the terms of our Series B Preferred Shares to entitle the holder thereof to (i) receive preferred shares with at least substantially identical rights and preferences in the event of a future spin-off of a controlled company, (ii) participate in a liquidation, dissolution or winding up of Castor pari passu with Castor’s common shares up to the Series B Preferred Shares’ nominal value and (iii) have their voting power adjusted to maintain a substantially identical voting interest upon the occurrence of certain events.

The Series B Preferred Shares have the following characteristics:1

•	Conversion. The Series B Preferred Shares are not convertible into common shares.

•
Distributions. In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have at least substantially identical rights and preferences to our Series B Preferred Shares and be issued in an equivalent number to our Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights.

•
Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest in Castor following the (i) creation or issuance of a new series of shares of the Company carrying more than one vote per share to be issued to any person other than holders of the Series B Preferred Shares, except for the creation (but not the issuance) of Series C Participating Preferred Shares substantially in the form approved by the Board and included as an exhibit to this registration statement, without the prior affirmative vote of a majority of votes cast by the holders of the Series B Preferred Shares or (ii) issuance or approval of common shares pursuant to and in accordance with the Shareholder Protection Rights Agreement. The Series B Preferred Shares vote together with common shares as a single class, except that the Series B Preferred Shares vote separately as a class on amendments to the Articles of Incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.

•
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

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

Pro Rata Distributions. If, while the Class A Warrants are outstanding, we make certain dividend or distribution of our assets to holders of common shares, including any distribution of cash, stock, property or options by way of dividend, or spin off, then, in each such case, then the exercise price of the Class A Warrants shall be decreased, effective immediately after the effective date of such distribution, by the amount of cash and/or the fair market value (as determined by our Board of Directors, in good faith) of any securities or other assets paid on each common share in respect of such distribution such that the holders of Class A Warrants may obtain the equivalent benefit of such distribution.

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

Governing Law. The Class A Warrants and warrant agreement are governed by New York law.

Description of the Private Placement Warrants

Each Private Placement Warrant is exercisable at any time after its issuance for $3.50 per common share and has a term of 5 years. The Private Placement Warrants have substantially the same terms as the Class A Warrants described above, except that they are subject to certain restrictions on transfer. Prior to the date of this annual report, 5,707,136 of the Private Placement Warrants were exercised in full, resulting in the issuance of an aggregate of 5,707,136 common shares for an aggregate exercise price of approximately $20.0 million. As of the date of this annual report, 67,864 Private Placement Warrants remain outstanding.

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

Description of the April 7 Warrants

Each April 7 Warrant is exercisable for $6.50 per common share and for a term of 5 years, on substantially the same terms as the Class A Warrants described above. As of the date of this annual report, all 19,230,770 April 7 Warrants remain outstanding.

Adjustments to the Warrants in Connection with the Spin-Off

In accordance with their terms, the exercise price of each of the Class A Warrants, April 7 Warrants and Private Placement Warrants was decreased by the fair market value (as determined by our Board of Directors, in good faith) of the Toro common shares upon completion of the Spin-Off. For further details on the foregoing warrants, see Note 8 to our consolidated financial statements included elsewhere in this annual report.

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

Marshall Islands Company Law Considerations

For a description of significant differences between the statutory provisions of the BCA and the General Corporation Law of the State of Delaware relating to shareholders’ rights, refer to Exhibit 2.2 (Description of Securities).

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, such as dealers in securities or commodities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the Medicare contribution tax on net investment income, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, persons that purchase or sell common shares as part of a wash sale for tax purposes, U.S. Holders whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares. The discussion below is based, in part, on the description of our business in this annual report above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to Castor Maritime Inc. and its subsidiaries on a consolidated basis.

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

Shipping income attributable to transportation that begins and ends in the United States is U.S. source income. We are not permitted by law to engage in such transportation and thus will not earn income that is considered to be 100% derived from sources within the United States.

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

(2)  either:

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

Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock, which we refer to as the “5% Override Rule”. When more than 50% of the shares are owned by 5% shareholders, then we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of stock are a sufficient number of shares in that block to “prevent nonqualified shareholders in the closely held block from owning 50 percent or more of the stock”.

We believe our ownership structure meets the intent and purpose of the Publicly-Traded Test and the tax policy behind it even if it does not literally meet the vote and value requirements. In our case, there is no closely held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. However, we expect that we would have satisfied the Publicly-Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly-Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly traded company unless it is more than 50% owned, by vote or value, by nonqualified 5% shareholders. We therefore believe our particular stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations should be accepted as satisfying the exemption. Accordingly, beginning with our 2020 taxable year and going forward, we intend to take the position that we qualify for the benefits of Section 883. In this regard, we filed a petition with the US Treasury to change the Publicly-Traded Test in such a way that our stock structure would qualify us for exemption. There can be no assurance that our petition will be successful.  Based on the current wording of the relevant regulation our particular stock structure does not satisfy the Publicly Traded Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

If contrary to our position described above the IRS determines that we do not qualify for the benefits of Section 883 of the Code, USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime”.

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

No ruling has been or will be requested from the IRS regarding any matter affecting Castor or its shareholders. The statements made here may not be sustained by a court if contested by the IRS.

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. However, we generally do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Individual Holder will generally be treated as ordinary income. However, if you are a U.S. Individual Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common stock is listed on the Nasdaq Capital Market and we therefore expect that dividends will be qualified dividend income.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your shares. As long as our common shares are traded on the Nasdaq Capital Market, as they currently are and as they may continue to be, our common shares should be considered “marketable stock” for purposes of making the Mark-to-Market Election. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable”. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the Default PFIC Regime (described below) with respect to the U.S. Holder’s indirect interest in any of our subsidiaries that are treated as an equity interest in a PFIC. U.S. Holders are urged to consult their own tax advisors.

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

Shareholder Reporting

A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.

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

Backup Withholding and Information Reporting

If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of common shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of common shares effected at a United States office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

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

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Tel: + 357 25 357 767

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our activities expose us primarily to the financial risks of changes in interest rates and foreign currency exchange rates as described below.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR and SOFR, which are the relevant reference under our credit facilities. Increasing interest rates could increase our interest expense and adversely impact our future results of operations. As of December 31, 2022, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $153.7 million. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR and SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR and/or SOFR of 1% would have decreased our net income in the years ended December 31, 2021 and 2022 by $0.6 million and $1.5 million, respectively, based upon our floating interest-bearing average debt level during 2022. We expect our sensitivity to interest rate changes to increase in the future as we enter into additional debt agreements in connection with vessel acquisitions, including those using alternative reference rates such as SOFR. At this time, we have two credit facilities that use SOFR as the relevant reference rate and therefore do not currently view changes to SOFR as having a material effect on our business. For further information on the risks associated with interest rates, please see “Item 3. Key Information—D. Risk Factors— Most of our outstanding debt is exposed to Interbank Offered Rate (“LIBOR”) and Secured Overnight Financing Rate (“SOFR”) Risk. If volatility in LIBOR and/or SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.” for a discussion on the risks associated with LIBOR and SOFR, among others.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. A minority of our vessels’ operating expenses (approximately 10.6% for the year ended December 31, 2022) and of our general and administrative expenses (approximately 9.9%) are in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2022, these non-US dollar expenses represented 2.8% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

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

As of December 31, 2022, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Based upon that evaluation, our management concluded that, as of December 31, 2022, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2022.

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

We adopted a code of conduct that applies to any of our employees, including our Chief Executive Officer and Chief Financial Officer. The code of conduct may be downloaded from our website (www.castormaritime.com). Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of conduct at no cost. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of our code of conduct, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2022, no such amendment was made, or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Aggregate fees billed to the Company for the years ended December 31, 2021, and 2022 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. In addition, represent compensation for professional services rendered for the audit of the Predecessor Toro Corp. financial statements for the period ended December 31, 2021 and for the review of the financial information for the six and nine months ended June 30 and September 30, 2022, as well as in connection with (i) the issuance of related consents and (ii) the review of the Company’s registration statement and any other audit services required for SEC or other regulatory filings.  No other non-audit, tax or other fees were charged.

	For the year ended
In U.S. dollars	December 31, 2021	December 31, 2022
Audit Fees	$367,000	$482,000

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-38 filed as part of this annual report.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

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

4.1
Stockholder Rights Agreement dated as of November 20, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.2
Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 22, 2022.

4.3
Amended and Restated Statement of Designations of Rights, Preferences and Privileges of Series C Participating Preferred Stock of Castor Maritime Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on March 30, 2022, incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F filed with the SEC on March 31, 2022.

4.4
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

4.6
$4.5 Million Secured Loan Agreement, dated January 23, 2020, by and among Chailease International Financial Services Co., Ltd., as lender, Bistro Maritime Co., as borrower, and the Company and Pavimar S.A., as guarantors, incorporated by reference to Exhibit 10.1 of the Company’s report on Form 6-K furnished with the SEC on February 4, 2020.

4.7
$15.29 Million Term Loan Facility, dated January 22, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, as lenders, and Pocahontas Shipping Co. and Jumaru Shipping Co., as borrowers, incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F filed with the SEC on March 3, 2021.

4.8
$40.75 Million Term Loan Facility, dated July 23, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, and Liono Shipping Co., Snoopy Shipping Co., Cinderella Shipping Co., and Luffy Shipping Co., as borrowers, incorporated by reference to Exhibit 4.18 of the Company’s annual report on Form 20-F filed with the SEC on March 31, 2022.

4.9
$23.15 Million Term Loan Facility, dated November 22, 2021, by and among Chailease International Financial Services Co., Ltd., as lender, and Bagheera Shipping Co. and Garfield Shipping Co., as borrowers, incorporated by reference to Exhibit 4.19 of the Company’s annual report on Form 20-F filed with the SEC on March 31, 2022.

4.10
$55.0 Million Term Loan Facility, dated January 12, 2022, by and among Deutsche Bank AG, as lender, and Mulan Shipping Co., Johnny Bravo Shipping Co., Songoku Shipping Co., Asterix Shipping Co. and Stewie Shipping Co., as borrowers, incorporated by reference to Exhibit 4.20 of the Company’s annual report on Form 20-F filed with the SEC on March 31, 2022.

4.11
$22.5 Million Term Loan Facility, dated November 22, 2022, by and among Chailease International Financial Services Co., Ltd., as lender, Jerry Shipping Co. and Tom Shipping Co., as borrowers and Castor Maritime, as guarantor.

4.12
Warrant Agency Agreement, among the Company and American Stock Transfer & Trust Company, LLC, dated June 26, 2020, incorporated by reference to Exhibit 4.1 of the Company’s report on Form 6-K furnished with the SEC on June 29, 2020.

4.13
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated July 12, 2020, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished with the SEC on July 15, 2020.

4.14
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished with the SEC on April 7, 2021.

4.15
Master Management Agreement, dated September 1, 2020, by and among the Company, its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 99.3 of the Company’s report on Form 6-K furnished with the SEC on September 11, 2020.

4.16	Amended and Restated Master Management Agreement, dated July 28, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries and Castor Ships S.A..

4.17
Addendum No.1 to the Amended and Restated Master Management Agreement, dated November 18, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries, its ex-shipowning subsidiary and Castor Ships S.A..

4.18	Contribution and Spin Off Distribution Agreement entered into by and between Castor Maritime Inc. and Toro Corp., dated March 7, 2023.

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer and Chief Financial Officer.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase Document

104	Cover Page Interactive Data File (Inline XBRL)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CASTOR MARITIME INC.

/s/ Petros Panagiotidis	March 8, 2023
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Castor Maritime Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and subsidiaries (the "Company") as of December 31, 2021 and 2022, the related consolidated statements of comprehensive (loss)/income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
March 8, 2023
We have served as the Company’s auditor since 2017.

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2021 and 2022
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	December 31,
CURRENT ASSETS:	Note	2021	2022
Cash and cash equivalents		$37,173,736	$142,373,151
Restricted Cash	7	2,382,732	1,684,269
Accounts receivable trade, net		8,224,357	13,322,984
Due from related parties	3	—	2,995,682
Inventories		4,436,879	2,833,258
Prepaid expenses and other assets		2,591,150	2,980,784
Deferred charges, net	12	191,234	51,138
Total current assets		55,000,088	166,241,266

NON-CURRENT ASSETS:
Vessels, net	3, 6	393,965,929	435,894,644
Advances for vessel acquisition	6	2,368,165	—
Restricted cash	7	3,830,000	8,250,000
Due from related parties	3	810,437	5,222,572
Prepaid expenses and other assets		2,075,999	6,825,999
Deferred charges, net	4	4,862,824	7,978,961
Fair value of acquired time charters	5	—	2,507,506
Total non-current assets		407,913,354	466,679,682
Total assets		$462,913,442	$632,920,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	7	16,091,723	31,777,117
Accounts payable		5,042,575	9,237,447
Due to related parties	3	4,507,569	—
Deferred revenue		3,927,833	2,583,880
Accrued liabilities		4,459,696	7,763,325
Total current liabilities		34,029,396	51,361,769

NON-CURRENT LIABILITIES:
Long-term debt, net	7	85,949,676	120,064,119
Total non-current liabilities		85,949,676	120,064,119

Commitments and contingencies	10

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 issued and outstanding as of December 31,2021, and December 31, 2022	8	94,610	94,610
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2021, and December 31, 2022	8	12	12
Additional paid-in capital		303,658,153	303,658,153
Retained earnings		39,181,595	157,742,285
Total shareholders’ equity		342,934,370	461,495,060
Total liabilities and shareholders’ equity		$462,913,442	$632,920,948

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
For the years ended December 31, 2020, 2021 and 2022
(Expressed in U.S. Dollars – except for share data)

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2020	2021	2022
REVENUES:
Time charter revenues	5,12	12,487,692	111,900,699	163,872,159
Voyage charter revenues	12	—	15,002,012	51,805,097
Pool revenues	12	$—	$5,146,999	$46,424,742
Total vessel revenues		12,487,692	132,049,710	262,101,998

EXPENSES:
Voyage expenses (including $29,769, $1,671,145 and $3,381,564 to related party for the years ended December 31, 2020, 2021 and 2022, respectively)	3,13	(584,705)	(12,950,783)	(33,040,690)
Vessel operating expenses	13	(7,447,439)	(39,203,471)	(62,967,844)
Management fees to related parties	3	(930,500)	(6,744,750)	(9,395,900)
Depreciation and amortization	4,6	(1,904,963)	(14,362,828)	(25,829,713)
Provision for doubtful accounts	2	(37,103)	(2,483)	(266,732)
General and administrative expenses (including $400,000, $1,200,000, and $2,100,000 to related party for the years ended December 31, 2020, 2021 and 2022, respectively)	14	(1,130,953)	(3,266,310)	(7,043,937)
Gain on sale of vessel	6	—	—	3,222,631
Total expenses		(12,035,663)	(76,530,625)	(135,322,185)

Operating income		452,029	55,519,085	126,779,813

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including $305,000, $204,167 and $0 to related party for the years ended December 31, 2020, 2021 and 2022, respectively)	3,7,15	(2,189,577)	(2,854,998)	(8,584,054)
Interest income		34,976	75,123	1,558,103
Foreign exchange (losses)/ gains		(29,321)	28,616	103,700
Dividend on equity securities		—	—	24,528
Gain on sale of equity securities		—	—	27,450
Total other expenses, net		(2,183,922)	(2,751,259)	(6,870,273)

Net (loss)/income and comprehensive (loss)/income, before taxes		$(1,731,893)	$52,767,826	$119,909,540
Income Taxes	16	(21,640)	(497,339)	(1,348,850)
Net (loss)/income and comprehensive (loss)/income		$(1,753,533)	$52,270,487	$118,560,690

Deemed dividend on Series A preferred shares	8,11	—	(11,772,157)	—
Net (loss)/income and comprehensive (loss)/income attributable to common shareholders		(1,753,533)	40,498,330	118,560,690

(Loss)/Earnings per common share, basic	11	(0.26)	0.48	1.25
(Loss)/Earnings per common share, diluted	11	$(0.26)	$0.47	$1.25
Weighted average number of common shares, basic		6,773,519	83,923,435	94,610,088
Weighted average number of common shares, diluted		6,773,519	85,332,728	94,610,088

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2020, 2021, and 2022
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity
Balance, December 31, 2019	331,811	480,000	12,000	824	12,766,389	436,798	13,204,011
- Issuance of common stock pursuant to the $5.0 Million Convertible Debentures (Note 7)	804,208	—	—	804	5,056,969	—	5,057,773
- Issuance of common stock pursuant to the 2020 June Equity Offering, net of issuance costs (Note 8)	5,908,269	—	—	5,908	18,592,344	—	18,598,252
- Issuance of common stock pursuant to the 2020 July Equity Offering, net of issuance costs (Note 8)	5,775,000	—	—	5,775	15,682,079	—	15,687,854
- Issuance of common stock pursuant to the exercise of Class A Warrants (Note 8)	301,950	—	—	302	1,056,523	—	1,056,825
- Beneficial conversion feature pursuant to the issuance of the $5.0 Million Convertible Debentures (Note 7)	—	—	—	—	532,437	—	532,437
Net loss and comprehensive loss	—	—	—	—	—	(1,753,533)	(1,753,533)
Balance, December 31, 2020	13,121,238	480,000	12,000	13,613	53,686,741	(1,316,735)	52,383,619
- Issuance of common stock pursuant to the registered direct offerings (Note 8)	42,405,770	—	—	42,406	156,824,134	—	156,866,540
- Issuance of common stock pursuant to warrant exercises (Note 8)	34,428,840	—	—	34,429	83,386,517	—	83,420,946
- Issuance of common stock pursuant to the ATM Program (Note 8)	4,654,240	—	—	4,654	12,388,124	—	12,392,778
- Redemption of Series A Preferred Shares (Note 8)		(480,000)		(480)	(2,627,363)	(11,772,157)	(14,400,000)
Net income and comprehensive income	—	—	—	—	—	52,270,487	52,270,487
Balance, December 31, 2021	94,610,088	—	12,000	94,622	303,658,153	39,181,595	342,934,370
- Net income and comprehensive income	—	—	—	—	—	118,560,690	118,560,690
Balance, December 31, 2022	94,610,088	—	12,000	94,622	303,658,153	157,742,285	461,495,060

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020, 2021 and 2022 (Expressed in U.S. Dollars)

	Note	Year ended December 31,
		2020	2021	2022
Cash Flows (used in)/provided by Operating Activities:
Net (loss)/income		$(1,753,533)	$52,270,487	$118,560,690
Adjustments to reconcile net(loss)/income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	4,6	1,904,963	14,362,828	25,829,713
Amortization and write-off of deferred finance charges	15	599,087	414,629	850,244
Amortization of other deferred charges		112,508	—	—
Deferred revenue amortization		(430,994)	—	—
Amortization of fair value of acquired charters	5	—	(1,940,000)	409,538
Interest settled in common stock	7,15	57,773	—	—
Amortization and write-off of convertible notes beneficial conversion feature	7,15	532,437	—	—
Provision for doubtful accounts	2	37,103	2,483	266,732
Gain on sale of vessel	6	—	—	(3,222,631)
Gain on sale of equity securities		—	—	(27,450)
Changes in operating assets and liabilities:
Accounts receivable trade, net		(1,122,836)	(6,924,622)	(5,365,359)
Inventories		(571,284)	(3,722,061)	1,603,621
Due from/to related parties		(797,805)	5,254,323	(11,915,386)
Prepaid expenses and other assets		(885,828)	(3,406,066)	(4,515,365)
Other deferred charges		26,494	(191,234)	140,096
Accounts payable		584,527	3,070,287	4,649,549
Accrued liabilities		625,894	1,495,032	2,920,210
Deferred revenue		46,104	3,819,708	(1,343,953)
Dry-dock costs paid		(1,308,419)	(3,730,467)	(5,087,197)
Net Cash (used in)/provided by Operating Activities		(2,343,809)	60,775,327	123,753,052

Cash flow used in Investing Activities:
Vessel acquisitions (including time charters attached) and other vessel improvements	6	(35,472,173)	(346,273,252)	(76,405,829)
Advances for vessel acquisition	6	—	(2,367,455)	—
Net proceeds from sale of vessel	6	—	—	12,641,284
Purchase of equity securities		—	—	(60,750)
Proceeds from sale of equity securities		—	—	88,200
Net cash used in Investing Activities		(35,472,173)	(348,640,707)	(63,737,095)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	8	39,053,325	265,307,807	—
Common stock issuance expenses		(3,710,394)	(12,527,747)	(65,797)
Proceeds from long-term debt and convertible debentures	7	9,500,000	97,190,000	77,500,000
Redemption of Series A Preferred Shares	8	—	(14,400,000)	—
Repayment of long-term debt	7	(2,050,000)	(6,878,500)	(27,543,000)
Repayment of related party debt	3	—	(5,000,000)	—
Payment of deferred financing costs		(608,985)	(1,866,615)	(986,208)
Net cash provided by Financing Activities		42,183,946	321,824,945	48,904,995

Net increase in cash, cash equivalents, and restricted cash		4,367,964	33,959,565	108,920,952
Cash, cash equivalents and restricted cash at the beginning of the period		5,058,939	9,426,903	43,386,468
Cash, cash equivalents and restricted cash at the end of the period		$9,426,903	$43,386,468	$152,307,420

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$8,926,903	$37,173,736	$142,373,151
Restricted cash, current		—	2,382,732	1,684,269
Restricted cash, non-current		500,000	3,830,000	8,250,000
Cash, cash equivalents, and restricted cash		$9,426,903	$43,386,468	$152,307,420

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		654,555	2,271,525	6,360,170
Shares issued in connection with the settlement of the $5.0 Million Convertible Debentures		5,057,773	—	—
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		—	99,797	34,000
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		657,204	1,592,001	204,763
Unpaid advances for vessel acquisitions (included in Accounts payable and Accrued Liabilities)		—	710	—
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		907,685	1,113,547	1,850,568
Unpaid deferred financing costs		—	3,980	25,178

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of December 31, 2022, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra (as defined below) to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro, having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all issued and outstanding shares of Toro to its common shareholders of record as of February 22, 2023, on a pro rata basis (such transactions collectively, the “Spin Off”) (see also Note 18).

With effect from July 1, 2022, Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 3).

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessels.

As of December 31, 2022, the Company owned a diversified fleet of thirty vessels, with a combined carrying capacity of 2.5 million dwt, consisting of one Capesize, seven Kamsarmax and twelve Panamax dry bulk vessels, as well as two 2,700 TEU containerships and one Aframax, five Aframax/LR2 and two Handysize tankers. Details of the Company’s wholly owned subsidiaries as of December 31, 2022, are listed below.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(a)       Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
3	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
4	Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	M/V Magic Rainbow	73,593	2007	August 2020
5	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
6	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
7	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
8	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
9	Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
10	Luffy Shipping Co. (“Luffy”)	Marshall Islands	M/V Magic Twilight	80,283	2010	April 2021
11	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
12	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
13	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
14	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
15	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
16	Rocket Shipping Co. (“Rocket”) (1)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
17	Gamora Shipping Co. (“Gamora”) (1)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
18	Starlord Shipping Co. (“Starlord”) (1)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
19	Hawkeye Shipping Co. (“Hawkeye”) (1)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
20	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022
21	Vision Shipping Co. (“Vision”) (1)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
22	Colossus Shipping Co. (“Colossus”) (1)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021
23	Xavier Shipping Co. (“Xavier”) (1)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
24	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
25	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
26	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
27	Garfield Shipping Co. (“Garfield”)	Marshall Islands	M/V Magic Phoenix	76,636	2008	October 2021
28	Drax Shipping Co. (“Drax”) (1)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
29	Jerry Shipping Co. (“Jerry S”)	Marshall Islands	M/V Ariana A	38,117	2005	November 2022
30	Tom Shipping Co. (“Tom S”)	Marshall Islands	M/V Gabriela A	38,121	2005	November 2022

(1)	Contributed to Toro on the Distribution Date in connection with the Spin-Off (Note 18).

(b)       Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Tom Maritime Ltd. (“Tom M”)	Malta
2	Jerry Maritime Ltd. (“Jerry M”)	Malta
3	Toro Corp. (2)	Marshall Islands
4	Containco Shipping Inc.	Marshall Islands

(2)
Incorporated on July 29, 2022. At the Distribution Date, Toro served as the holding company to which the equity interests of the Aframax/LR2 and Handysize tanker subsidiaries and Elektra were contributed (see Note 18).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(c)       Consolidated non-vessel owning subsidiaries:

1	Castor Maritime SCR Corp. (“Castor SCR”) (3)
2	Toro RBX Corp. (“Toro RBX”) (4)
3	Elektra Shipping Co. (“Elektra”) (1)(5)

(3)
Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager of the Company’s subsidiaries with effect from November 1, 2021.

(4)	Incorporated under the laws of the Marshall Islands on October 3, 2022, to serve, with effect from the Distribution Date, as the cash manager of Toro’s subsidiaries.

(5)
Elektra Shipping Co., incorporated under the laws of the Marshall Islands, no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, and delivery of such vessel to an unaffiliated third-party on July 15, 2022 (see also Note 6(a)).

Credit concentration:

During the years ended December 31, 2020, 2021 and 2022, charterers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), all derived from the Company’s dry bulk segment, were as follows:

Charterer	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
A	34%	20%	18%
B	—%	12%	15%
C	—%	—%	10%
D	—	11%	—%
E	24%	—	—%
Total	58%	43%	43%

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Castor, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.

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

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and by type of vessel. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and by the segmented operating results of its fleet. The Company determined that, as of December 31, 2022, it operated under four reportable segments: as a provider of dry bulk commodities transportation services (dry bulk segment), as a provider of transportation services for crude oil (Aframax/LR2 tanker segment) and oil products (Handysize tanker segment) and as a provider of containership cargoes transportation services (containership segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Other comprehensive income

The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) items and, accordingly, comprehensive income equals net income for the periods presented.

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

Accounts receivable trade, net

The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire, freight, pool revenue, and other potential sources of income (such as demurrage, ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and/or pool arrangements, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts recorded as of December 31, 2020, 2021 and 2022 amounted to $37,103, $2,483, and $266,732, respectively.

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

Intangible Assets/Liabilities Related to Time Charters Acquired

When the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Company records all such identified intangible assets or liabilities at fair value. Fair value is determined by reference to market data obtained by independent broker’s valuations. The valuations reflect the fair value of the vessel with and without the attached time charter and the cost of the acquisition is then allocated to the vessel and the intangible asset or liability on the basis of their relative fair values. The intangible asset or liability is amortized as an adjustment to revenues over the assumed remaining term of the acquired time charter and is classified as non-current asset or liability, as applicable, in the accompanying consolidated balance sheets.

Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Company can estimate the amount of such recovery and (iv) provided that the claim is not subject to litigation.

Investment in equity securities

The Company measures equity securities with readily determinable fair values (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee) at fair value with changes in the fair value recognized through net income, in accordance with ASC 321 “Investments–Equity Securities” and the provisions enumerated under ASC 825 “Financial Instruments”. Any dividends subsequently distributed by the investee to the Company are recognized as income when received.

Vessels, net

Vessels, net are stated at cost net of accumulated depreciation and impairment, if any. The cost of a vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its intended use which is to provide worldwide integrated transportation services. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.

Vessels held for sale

The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under ‘Impairment loss’ in the consolidated statement of comprehensive income. A vessel ceases being depreciated once it meets the held for sale classification criteria.

Vessels’ depreciation

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of their initial delivery from the shipyard.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Impairment of long‑ lived assets

The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount. As at December 31, 2022, the Company identified impairment indicators for certain of its vessels and, accordingly, estimated the vessels’ recoverable amount by projecting their undiscounted future operating cash flows. In developing estimates of future undiscounted operating cash flows, the Company made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry-docking and/or special survey costs, the estimated remaining useful life of the vessels and their estimated residual value. Based on the results of the undiscounted cash flow tests performed, the Company determined that the vessels for which impairment indicators were present, were not impaired as of December 31, 2022. No impairment indicators were present as of December 31, 2021.

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

Revenues and voyage expenses recognition

The Company generates its revenues from time charter contracts, voyage charter contracts and pool arrangements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Panamax Index. Under a voyage charter agreement, a contract is made for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. A less significant part of the Company’s revenues is also generated from pool arrangements, determined in accordance with the profit-sharing mechanism specified within each pool agreement.

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

Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s consolidated statements of comprehensive income/(loss). Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, provided they meet certain criteria, as contract fulfillment costs in accordance with ASC 340-40 and amortize these over the period of the charter.

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

The Company assessed the provisions of ASC 606 and concluded that there is one single performance obligation when accounting for its voyage charters, which is to provide the charterer with an integrated cargo transportation service within a specified period of time. In addition, the Company has concluded that voyage charter contracts meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. As a result of the foregoing, voyage revenue derived from voyage charter contracts is recognized from the time when a vessel arrives at the load port until the completion of cargo discharge. Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Under a voyage charter agreement, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs.

Revenues related to pool contracts

Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’s pool managers aggregate the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable, based on the pool points attributed to each vessel which are determined by vessel attributes such as cargo carrying capacity, speed, fuel consumption, design characteristics and the trading capabilities/restrictions of each vessel.

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

Financing Costs

Costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Company as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (Subtopic 470-50), is expensed in interest and finance costs in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

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

Earnings/ (losses) per common share

Basic earnings/(losses) per common share are computed by dividing net income available to common shareholders after subtracting the deemed dividend on redemption of cumulative preferred stock, which was recognized during the year ended December 31, 2021, by the weighted average number of common shares outstanding during the period. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

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

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Transactions with Related Parties:

During the years ended December 31, 2020, 2021, and 2022, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of comprehensive (loss)/income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
Management fees-related parties
Management fees – Castor Ships (a)	$162,500	$1,983,750	$4,038,500
Management fees – Pavimar (b)	768,000	4,761,000	5,357,400

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$29,769	$1,671,145	$3,381,564

Included in Interest and finance costs
Interest expenses – Thalassa (c)	$305,000	$204,167	$—

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$400,000	$1,200,000	$2,100,000

Included in Gain on sale of vessel
Sale & purchase commission – Castor Ships (a)	$—	$—	$131,500

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

As of December 31, 2021, and 2022, balances with related parties consisted of the following:

	December 31, 2021	December 31, 2022
Assets:
Due from Castor Ships (a) – current	$—	$330,706
Due from Castor Ships (a) – non-current	—	5,222,572
Due from Pavimar (b) – current	—	2,664,976
Due from Pavimar (b) – non-current	810,437	—
Liabilities:
Voyage commissions, management fees and other expenses due to Castor Ships (a) – current	$597,684	$—
Due to Pavimar (b) – current	3,909,885	—

(a)     Castor Ships: During the period from September 1, 2020 (being the initial Castor Ships Management Agreements effective date), and up to June 30, 2022, pursuant to the terms and conditions stipulated in a master management agreement (the “Master Management Agreement”) and separate commercial ship management agreements (the “Ship Management Agreements”) with Castor Ships (together, the “Castor Ships Management Agreements”), Castor Ships managed the Company’s business and provided commercial ship management, chartering and administrative services to the Company and its vessel owning subsidiaries. During the abovementioned period, the Company and its subsidiaries, in exchange for Castor Ship’s services, paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

Effective July 1, 2022, the Company and each of the Company’s vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for the Company’s vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the Castor Ships Management Agreements. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages the Company’s overall business and provides the Company’s vessel owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships is generally not liable to the Company for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships will in no circumstances be responsible for the actions of the Company’s crews. The Company has also agreed to indemnify Castor Ships in certain circumstances.

In exchange for the services provided by Castor Ships, the Company and its vessel owning subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s vessel owning subsidiaries pay Castor Ships a daily management fee of $925 per containership and dry bulk vessel, and a daily management fee of $975 per tanker vessel (collectively, the “Ship Management Fees”) for the provision of the ship management services provided in the ship management agreements. Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships is paid the residual amount of $325 of the agreed daily ship management fee. The Ship Management Fees and Flat Management Fee will be adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. The Company also reimburses Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.

As of December 31, 2022, in accordance with the provisions of the Amended Castor Ship Management Agreements, Castor Ships had subcontracted to (i) two third-party ship management companies the technical management of all the Company’s tanker vessels and (ii) Pavimar the technical management of the Company’s containerships and was also co-managing with Pavimar the Company’s dry bulk vessels. Castor Ships pays, at its own expense, the tanker and containership technical management companies a fee for the services it has subcontracted to them, without any additional cost to the Company.

During the years ended December 31, 2020 and 2021, the Company incurred sale and purchase commissions amounting to $138,600 and $3,406,400, respectively, included in ‘Vessels, net’ in the accompanying consolidated balance sheets. During the year ended December 31, 2022, the Company incurred sale and purchase commissions amounting to $874,500, of which $743,000 are included in ‘Vessels, net’ and $131,500 are included in ‘Gain on sale of vessel’ in the accompanying financial statements.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to one month of vessel daily operating costs to be placed with Castor Ships as working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2022, such advances amounted to $5,222,572 and are presented in ‘Due from related parties, non-current’, in the accompanying consolidated balance sheet. In connection with the subcontracting services rendered by other related party and third-party ship-management companies, the Company had, as of December 31, 2022, paid Castor Ships working capital guarantee deposits aggregating the amount of $1,210,437, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheet. As of December 31, 2022, a net amount of $57,406 was due from Castor Ships in relation to operating expenses payments made by it on behalf of the Company. Further, as of December 31, 2021, and December 31, 2022, amounts of $597,684 and $937,137 were due to Castor Ships in connection with the services covered by the Castor Ships Management Agreements and the Amended Castor Ships Management Agreements, respectively. As a result, as of December 31, 2021 and December 31, 2022, net amounts of $597,684 and $330,706, respectively, were due to and due from Castor Ships which are presented in ‘Due to related parties, current’ and ‘Due from related parties, current’, respectively, in the accompanying consolidated balance sheets.

(b)     Pavimar: From the Company’s inception and until June 30, 2022, Pavimar, provided, on an exclusive basis, all of the Company’s vessel owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion. Effective January 1, 2020, and during the eight-month period ended August 31, 2020, the Company’s vessels then comprising its fleet were charged with a daily management fee of $500 per day per vessel. On September 1, 2020, the Company’s then vessel owning subsidiaries entered into revised ship management agreements with Pavimar which replaced the then existing ship management agreements in their entirety (the “Technical Management Agreements”). Pursuant to the terms of the Technical Management Agreements, effective September 1, 2020, Pavimar provided all of the Company’s vessel owning subsidiaries with the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for a daily management fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements. Further, with effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar, continues to provide, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with the same range of technical management services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel. Pavimar also performed the technical management of containerships as sub-manager for Castor Ships from their date of acquisition. In late January 2023, Castor Ships transferred the technical sub-management of the Company’s containerships from Pavimar to a third-party ship management company.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

Pavimar had subcontracted the technical management of 12 (comprising of three dry bulk and nine tanker) and four (comprising of three dry bulk and one containership) of the Company’s vessels to third-party ship-management companies as of December 31, 2021 and December 31, 2022, respectively. These third-party management companies provided technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2021, paid Pavimar working capital guarantee deposits aggregating the amount of $1,568,689, of which $758,252 are netted within ‘Due to related party, current’ and $810,437 are presented in ‘Due from related parties, non-current’ in the accompanying consolidated balance sheet. As of December 31, 2022, the Company had paid Pavimar working capital guarantee deposits aggregating the amount of $258,252, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheet. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2021, and December 31, 2022, net amounts of $4,668,137 and $2,665,824 were due to and due from Pavimar, respectively, in relation to payments made by Pavimar or advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2022, an amount of $259,100 was due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2021, and December 31, 2022, net amounts of $3,909,885 and $2,664,976, respectively, were due to and due from Pavimar, which are presented in ‘Due to related parties, current’ and ‘Due from related parties, current’, respectively, in the accompanying consolidated balance sheets.

(c)      Thalassa - $5.0 Million Term Loan Facility: On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the M/V Magic Sun. The Company drew down the entire loan amount on September 3, 2019. The facility bore a fixed interest rate of 6.00% per annum and initially had a bullet repayment on March 3, 2021, which, pursuant to a supplemental agreement dated March 2, 2021, was granted a six-month extension. At its extended maturity, on September 3, 2021, the Company repaid $5.0 million of principal and $609,167 of accrued interest due and owing from it to Thalassa and, as a result, the Company, with effect from that date, was discharged from all its liabilities and obligations under this facility.

During the years ended December 31, 2020, and 2021, the Company incurred interest costs in connection with the above facility amounting to $305,000, and  $204,167, respectively, which are included in ‘Interest and finance costs’ in the accompanying consolidated statements of comprehensive (loss)/income.

(d)     Vessel Acquisitions:

On January 4, 2022, the Company’s wholly owned subsidiary, Mickey, pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the M/V Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The vessel was purchased for $23.55 million. The terms of the transaction were negotiated and approved by a special committee of disinterested and independent directors of the Company. The M/V Magic Callisto acquisition was financed with cash on hand.

Further, on October 26, 2022, two of the Company’s wholly owned subsidiaries, Tom S and Jerry S, entered into two separate agreements for each to acquire a 2005 German-built 2,700 TEU containership vessel, from two separate entities beneficially owned by family members of Petros Panagiotidis. The purchase price for such vessels was $25.75 million and $25.00 million, respectively. The terms of these transactions were negotiated and approved by a special committee of the Company’s disinterested and independent directors. The acquisition of both vessels was financed with cash on hand and by utilizing the net proceeds from the $22.5 Million Term Loan Facility.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

(e)      Entry into pool agreement with V8 Pool Inc.: In the period between September 30, 2022, and December 12, 2022, the M/T Wonder Polaris, M/T Wonder Sirius, M/T Wonder Bellatrix, M/T Wonder Musica, M/T Wonder Avior, and M/T Wonder Vega entered into a series of separate agreements with V8 Pool Inc., a member of Navig8 Group of companies, for the participation of the vessels in a pool operating Aframax tankers aged fifteen (15) years or more, the V8 Plus Pool. The V8 Plus Pool is managed by V8 Plus Management Pte Ltd., a company in which Petros Panagiotidis has a minority equity interest. As of December 31, 2022, all the above vessels were operating in the V8 Plus Pool. In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced employment under a period time charter.

4.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2019	$—
Additions	2,216,102
Amortization	(154,529)
Balance December 31, 2020	$2,061,573
Additions	3,936,331
Amortization	(1,135,080)
Balance December 31, 2021	$4,862,824
Additions	6,448,488
Less: Insurance claim recognized	(624,270)
Amortization and write-offs	(2,708,081)
Balance December 31, 2022	$7,978,961

During the year ended December 31, 2022, four of the Company’s dry bulk carrier vessels (the M/V Magic Horizon, the M/V Magic Moon, the M/V Magic P and the M/V Magic Perseus) and two of the Company’s tanker vessels (the M/T Wonder Musica and the M/T Wonder Avior) concluded scheduled drydocking repairs.

5.	Fair Value of Acquired Time Charters:

In connection with the acquisition of the M/V Magic Pluto in May 2021 with a time charter attached, the Company initially recognized an intangible liability of $1,940,000, representing the fair value of the unfavorable time charter acquired. The M/V Magic Pluto attached charter commenced upon the vessel’s delivery, on August 6, 2021, and was concluded within the fourth quarter of 2021. Accordingly, the respective intangible liability was fully amortized during that period.

Further, in connection with the acquisitions in October 2022 of the M/V Ariana A and the M/V Gabriela A with time charters attached, the Company recognized intangible assets of $897,436 and $2,019,608, respectively, representing the fair values of the favorable time charters attached to the vessels. The M/V Ariana A and M/V Gabriela A attached charters commenced upon the vessels’ deliveries, on November 23, 2022 and November 30, 2022, respectively.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Fair Value of Acquired Time Charters (continued):

For the years ended December 31, 2021, and December 31, 2022, the amortization of the acquired time charters related to the above acquisitions amounted to $1,940,000 and $409,538, respectively, and is included in Total vessel revenues in the accompanying consolidated statements of comprehensive (loss)/income. The aggregate unamortized portion of the M/V Ariana A and M/V Gabriela A intangible assets as of December 31, 2022, amounted to $2,507,506 and is presented under “Fair value of acquired time charter contracts” in the accompanying consolidated balance sheets. The unamortized balance of the acquired time charter contracts as of December 31, 2022, is expected to be amortized to vessel revenues by $2,242,333 within 2023 and by $265,173 within 2024, in accordance with the anticipated expiration date of the respective charter contracts.

6.	Vessels, net/ Advances for Vessel Acquisitions:

(a) Vessels, net: The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2019	24,810,061	(1,110,032)	23,700,029
— Acquisitions, improvements, and other vessel costs	36,096,033	—	36,096,033
— Period depreciation	—	(1,750,434)	(1,750,434)
Balance December 31, 2020	60,906,094	(2,860,466)	58,045,628
— Acquisitions, improvements, and other vessel costs	299,460,599	—	299,460,599
— Transfers from Advances for vessel acquisitions (b)	49,687,450	—	49,687,450
— Period depreciation	—	(13,227,748)	(13,227,748)
Balance December 31, 2021	410,054,143	(16,088,214)	393,965,929
— Acquisitions, improvements, and other vessel costs	72,100,835	—	72,100,835
— Transfers from Advances for vessel acquisitions (b)	2,368,165	—	2,368,165
— Vessel disposal	(10,018,583)	599,930	(9,418,653)
— Period depreciation	—	(23,121,632)	(23,121,632)
Balance December 31, 2022	474,504,560	(38,609,916)	435,894,644

Vessel Acquisitions/Disposal and other Capital Expenditures:

During the year ended December 31, 2021, the Company agreed to acquire 14 dry bulk carriers and nine tanker vessels for an aggregate cash consideration of $363.6 million (the “2021 Vessel Acquisitions”). Of the 2021 Vessel Acquisitions, 22 were concluded during the year ended December 31, 2021, whereas the last one, this of the M/V Magic Callisto, was concluded on January 4, 2022. The 2021 Vessel Acquisitions were financed with cash on hand and the net proceeds from the debt and equity financings discussed under Notes 7 and 8 below.

During the year ended December 31, 2022, the Company agreed to acquire two containerships, the M/V Ariana A and the M/V Gabriela A, for an aggregate cash consideration of $50.75 million (the “2022 Vessel Acquisitions”, see also Note 3(d)). Both acquisitions were financed with cash on hand and the net proceeds from the $22.5 Million Term Loan Facility discussed in Note 7 and were delivered to the Company in November 2022.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net/ Advances for Vessel Acquisitions (continued):

Details regarding the 2021 and the 2022 Vessel Acquisitions delivered as of December 31, 2021 and 2022, are presented below.

Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
2021 Acquisitions
M/V Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
M/T Wonder Polaris	Aframax LR2	115,351	2005	S. Korea	$13.60	03/11/2021
M/V Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
M/V Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
M/T Wonder Sirius	Aframax LR2	115,341	2005	S. Korea	$13.60	03/22/2021
M/V Magic Twilight	Kamsarmax	80,283	2010	S. Korea	$14.80	04/09/2021
M/V Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
M/V Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
M/V Magic Nebula	Kamsarmax	80,281	2010	S. Korea	$15.45	05/20/2021
M/T Wonder Vega	Aframax	106,062	2005	S. Korea	$14.80	05/21/2021
M/V Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
M/T Wonder Avior	Aframax LR2	106,162	2004	S. Korea	$12.00	05/27/2021
M/T Wonder Arcturus	Aframax LR2	106,149	2002	S. Korea	$10.00	05/31/2021
M/T Wonder Mimosa	Handysize	36,718	2006	S. Korea	$7.25	05/31/2021
M/V Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
M/T Wonder Musica	Aframax LR2	106,290	2004	S. Korea	$12.00	06/15/2021
M/T Wonder Formosa	Handysize	36,660	2006	S. Korea	$8.00	06/22/2021
M/V Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
M/V Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
M/V Magic Mars	Panamax	76,822	2014	S. Korea	$20.40	09/20/2021
M/V Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	10/26/2021
M/T Wonder Bellatrix	Aframax LR2	115,341	2006	S. Korea	$18.15	12/23/2021
2022 Acquisitions
M/V Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
M/V Ariana A	Containership	38,117	2005	Germany	$25.00	11/23/2022
M/V Gabriela A	Containership	38,121	2005	Germany	$25.75	11/30/2022

On May 9, 2022, due to a favorable offer, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15, 2022. In connection with this sale, the Company recognized during the third quarter of 2022 a net gain of $3.2 million which is separately presented in ‘Gain on sale of vessel’ in the accompanying consolidated statements of comprehensive (loss)/income.

During the year ended December 31, 2022, the Company incurred aggregate capitalized vessel improvement costs amounting to $3.0 million, mainly related to (i) the ballast water treatment system (“BWTS”) installations on the M/V Magic Moon, M/V Magic Rainbow, M/V Magic Perseus, M/V Magic P that were concluded in 2022, and (iii) the BWTS installation on the M/T Wonder Formosa that was initiated in February 2023 and was concluded in early March 2023.

During the year ended December 31, 2021, the Company incurred aggregate vessel improvement costs of $1.8 million mainly relating to (i) the purchase and installation of a BWTS on the M/T Wonder Mimosa during the vessel’s dry dock that was initiated late in the second quarter of 2021 and concluded early in the third quarter of 2021, and (ii) the consideration paid to acquire the BWTS equipment of the M/V Magic Vela and additional BWTS installation costs incurred during the vessel’s dry dock that was initiated in the third quarter and concluded in the fourth quarter of 2021.

As of December 31, 2022, 20 of the 30 vessels in the Company’s fleet having an aggregate carrying value of $301.5 million were first priority mortgaged as collateral to their loan facilities (Note 7).

Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2021 and December 31, 2022.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net/ Advances forVessel Acquisitions (continued):

(b)	Advances for vessel acquisitions:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessel Cost
Balance December 31, 2020	$—
— Advances for vessel acquisitions and other vessel pre-delivery costs	52,055,615
—Transfer to Vessels, net (a)	(49,687,450)
Balance December 31, 2021	$2,368,165
—Transfer to Vessels, net (a)	(2,368,165)
Balance December 31, 2022	$—

During the years ended December 31, 2021, and December 31, 2022, the Company took delivery of the vessels discussed under (a) above and, hence, certain advances paid in the period for these vessels were transferred from Advances for vessel acquisitions to Vessels, net. The balance of Advances for vessel acquisitions as of December 31, 2021, reflects the advance payment made for the acquisition of the M/V Magic Callisto.
7.	Long-Term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheet of December 31, 2022, is analyzed as follows:

		Year Ended
Loan facilities	Borrowers	December 31, 2021	December 31, 2022
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$7,800,000	$6,200,000
$4.5 Million Term Loan Facility (b)	Bistro	3,450,000	2,850,000
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	13,877,000	11,993,000
$18.0 Million Term Loan Facility (d)	Rocket- Gamora	16,300,000	13,250,000
$40.75 Million Term Loan Facility (e)	Liono-Snoopy-Cinderella-Luffy	39,596,000	34,980,000
$23.15 Million Term Loan Facility (f)	Bagheera-Garfield	22,738,500	17,800,500
$55.00 Million Term Loan Facility (g)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	—	44,395,000
$22.5 Million Term Loan Facility (h)	Tom-Jerry	—	22,250,000
Total long-term debt		$103,761,500	$153,718,500
Less: Deferred financing costs		(1,720,101)	(1,877,264)
Total long-term debt, net of deferred finance costs		$102,041,399	151,841,236

Presented:
Current portion of long-term debt		$16,688,000	$32,548,400
Less: Current portion of deferred finance costs		(596,277)	(771,283)
Current portion of long-term debt, net of deferred finance costs		$16,091,723	$31,777,117

Non-Current portion of long-term debt		87,073,500	121,170,100
Less: Non-Current portion of deferred finance costs		(1,123,824)	(1,105,981)
Non-Current portion of long-term debt, net of deferred finance costs		$85,949,676	$120,064,119

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Long-Term Debt (continued):

a.	$11.0 Million Term Loan Facility

On November 22, 2019, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Spetses and Pikachu owning the M/V Magic P and the M/V Magic Moon, respectively, entered into the Company’s first senior secured term loan facility in the amount of $11.0 million with Alpha Bank S.A. The facility was drawn down in two tranches on December 2, 2019. This facility has a term of five years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment of $3.0 million payable simultaneously with the last instalment at maturity, on December 2, 2024. The above facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by the Company. The respective facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain level of minimum free liquidity per collateralized vessel, and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum free liquidity requirement referred to above to the aggregate principal amounts due under the facility. This facility’s net proceeds were partly used by the Company to repay a $7.5 million bridge loan on December 6, 2019, whereas the remainder of the proceeds was used for general corporate purposes including financing vessel acquisitions.

b.	$4.5 Million Term Loan Facility

On January 23, 2020, pursuant to the terms of a credit agreement, the Company’s wholly owned dry bulk vessel ship-owning subsidiary, Bistro, entered into a $4.5 million senior secured term loan facility with Chailease International Financial Services Co., Ltd. The facility was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment of $1.5 million payable simultaneously with the last instalment at maturity, and bears interest at a margin over LIBOR per annum. The above facility contains a standard security package including a first preferred mortgage on the vessel owned by the borrower (the M/V Magic Sun), pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel’s earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower and is guaranteed by the Company and Pavimar. Pursuant to the terms of this facility, the Company is also subject to certain minimum liquidity restrictions requiring the borrower to maintain a certain credit balance in an account of the lender as “cash collateral” as well as certain negative covenants customary for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the cash collateral referred to above), to the aggregate principal amount of the loan. This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (see Note 6(a)) and for general corporate purposes.

c.	$15.29 Million Term Loan Facility

On January 22, 2021, pursuant to the terms of a credit agreement, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Pocahontas and Jumaru, entered into a $15.29 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in two tranches on January 27, 2021, is repayable in sixteen (16) equal quarterly installments of $471,000 each, plus a balloon installment in the amount of $7.8 million payable at maturity and bears interest at a margin over LIBOR per annum. The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers (the M/V Magic Horizon and the M/V Magic Nova), pledge of bank accounts, charter assignments and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers, and is guaranteed by the Company. Pursuant to this facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain restricted cash balance with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary, for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the aggregate market value of the collateral vessels, (ii) the value of the minimum liquidity deposits referred to above, (iii) the value of the dry-dock reserve accounts referred to above and (iv) any additional security provided, over the aggregate principal amount of the loan outstanding.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Long-Term Debt (continued):

d.	$18.0 Million Term Loan Facility

On April 27, 2021, two of the Company’s wholly owned tanker vessel ship-owning subsidiaries, Rocket and Gamora, entered into a $18.0 million senior secured term loan facility with Alpha Bank S.A. The facility was drawn down in two tranches on May 7, 2021. This facility has a term of four years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in (a) sixteen (16) quarterly instalments (1 to 4 in the amount of $850,000 and 5 to 16 in the amount of $675,000) and (b) a balloon installment in the amount of $6.5 million, such balloon instalment payable at maturity together with the last repayment instalment. The above facility is secured by first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers, (the M/T Wonder Sirius and the M/T Wonder Polaris), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and was, until the Distribution Date, guaranteed by the Company. As of December 31, 2022, the facility also contained certain customary minimum liquidity restrictions and financial covenants that required the borrowers to (i) maintain a certain level of minimum free liquidity per collateralized vessel and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above, to the aggregate principal amounts due under the facility.

This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (Note 6(a)) and for general corporate purposes. In connection with the Spin-Off, the $18.0 Million Term Loan Facility was amended such that Toro replaced the Company as guarantor under the facility upon completion of the Spin-Off. At such time, the Company ceased to have any obligations under such facility (see Note 18).

e.	$40.75 Million Term Loan Facility

On July 23, 2021, pursuant to the terms of a credit agreement, four of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Liono, Snoopy, Cinderella and Luffy, entered into a $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in four tranches on July 27, 2021, is repayable in twenty (20) equal quarterly installments of $1,154,000 each, plus a balloon installment in the amount of $17.7 million payable at maturity simultaneously with the last instalment and bears interest at a margin over LIBOR per annum. The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers (the M/V Magic Thunder, M/V Magic Nebula, M/V Magic Eclipse and the M/V Magic Twilight), and is guaranteed by the Company. The Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain minimum restricted cash balance with the lender (a specified portion of which shall be released to the borrowers following the repayment of the fourth installment with respect to all four tranches), to maintain and gradually fund certain dry-dock reserve accounts to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the aggregate market value of the collateral vessels, (ii) the value of the dry-dock reserve accounts referred to above and, (iii) any additional security provided, over the aggregate principal amount outstanding of the loan. This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (Note 6(a)) and for general corporate purposes.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Long-Term Debt (continued):

f.	$23.15 Million Term Loan Facility

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

g.	$55.0 Million Term Loan Facility

On January 12, 2022, the Company entered into a $55.0 million senior secured term loan facility with Deutsche Bank AG (the “$55.0 Million Term Loan Facility”), through and secured by five of the Company’s dry bulk vessel owning subsidiaries, those owning the M/V Magic Starlight, M/V Magic Mars, M/V Magic Pluto, M/V Magic Perseus and the M/V Magic Vela, and guaranteed by the Company. The loan was drawn down in full in five tranches on January 13, 2022. This facility has a tenor of five years from the drawdown date, bears interest at a 3.15% margin over adjusted SOFR per annum and is repayable in (a) twenty (20) quarterly instalments (installments 1 to 6 in the amount of $3,535,000, installments 7 to 12 in the amount of $1,750,000 and installments 13 to 20 in the amount of $1,340,000) and (b) a balloon installment in the amount of $12.57 million, such balloon instalment payable at maturity together with the last repayment instalment. This facility contains a standard security package including a first preferred cross-collateralized mortgage on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, shares pledge, a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower, and managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject to (i)a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii)to certain minimum liquidity restrictions requiring the Company to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of the Company’s fleet of vessels,to net interest expense ratio above a certain level,(ii)an amount of unencumbered cash above a certain level and, (iii) the Company’s trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level.This facility’s net proceeds are for acquisitions and for general corporate purposes.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Long-Term Debt (continued):

h.	$22.5 Million Term Loan Facility

On November 22, 2022, the Company entered into a $22.5 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd. (the “$22.5 Million Term Loan Facility”), through and secured by two of the Company’s wholly owned containership owning subsidiaries, those owning the M/V Ariana A and the M/V Gabriela A. The facility was drawn down in two tranches of $11.25 million each on November 28, 2022, and December 7, 2022, respectively. This facility has a term of five years from the drawdown date of each tranche, bears interest at a 3.875% margin over SOFR per annum and each tranche is repayable in sixty (60) consecutive monthly instalments (installments 1 to 9 in the amount of $250,000, installments 10 to 12 in the amount of $175,000, installments 13 to 59 in the amount of $150,000 and a balloon installment in the amount of $1,425,000 payable at maturity).The above facility is secured by first preferred mortgage and first priority general and charter assignment covering earnings, insurances, requisition compensation and any charter and charter guarantee over the vessels owned by the borrowers, shares security deed relating to the shares of the vessels’ owning subsidiaries, managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender. This facility’s net proceeds were used to fund the acquisitions of the M/V Ariana A and the M/V Gabriela A (Note 6(a)) and for general corporate purposes.

As of December 31, 2021, and 2022, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash as of December 31, 2022, current and non-current, includes (i) $7.3 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $0.9 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.00 Million Term Loan Facility discussed above, and (iii) $1.7 million of retention deposits required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility.

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

The annual principal payments for the Company’s outstanding debt arrangements as of December 31, 2022, required to be made after the balance sheet date, are as follows:

Year ending December 31,	Amount
2023	$32,548,400
2024	27,204,400
2025	33,915,400
2026	40,140,300
2027	19,910,000
Total long-term debt	$153,718,500

The weighted average interest rate on the Company’s long-term debt for the years ended December 31, 2020, 2021 and 2022 was 5.0%, 3.6% and 5.1% respectively.

Total interest incurred on long-term debt for the years ended December 31, 2020, 2021 and 2022, amounted to $1,030,925, $2,232,843 and $7,535,258 respectively, and is included in Interest and finance costs (Note 15) in the accompanying consolidated statements of comprehensive (loss)/income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Equity Capital Structure:

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares.

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

June 2020 underwritten common stock follow-on offering (the “2020 June Equity Offering”)

On June 23, 2020, the Company entered into an agreement with Maxim, acting as underwriter, pursuant to which it offered and sold 5,911,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.10 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $3.50 per unit (or $3.40 per unit including a Pre-Funded Warrant). This offering closed on June 26, 2020 and resulted in the issuance of 5,908,269 common shares (the “ 2020 June Equity Offering Shares”) and 5,911,000 Class A Warrants, which also included 771,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. The Company raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively.

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

During the years ended December 31, 2020, and 2021, there were exercises of 301,950 and 5,546,706 Class A Warrants pursuant to which the Company received proceeds of $1.1 million and $19.4 million, respectively, while no exercises took place during the year ended December 31, 2022. As a result, as of December 31, 2022, 62,344 Class A Warrants remained unexercised and potentially issuable into common stock of the Company.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Equity Capital Structure (continued):

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

Between their issuance date, being July 15, 2020, and December 31, 2020, as well as during the year ended December 31, 2022, there were no exercises of Private Placement Warrants. During the year ended December 31, 2021, there were exercises of 5,707,136 Private Placement Warrants pursuant to which the Company received total gross proceeds of $20.0 million. As of December 31, 2022, 67,864 Private Placement Warrants remained unexercised and potentially issuable into common stock of the Company.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Equity Capital Structure (continued):

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

Between their issuance date and December 31, 2022, there were no exercises of the April 7 Warrants and, as a result, as of December 31, 2022, 19,230,770 April 7 Warrants remained unexercised and potentially issuable into common stock of the Company.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Equity Capital Structure (continued):

June 2021 at-the-market common stock offering program, as amended on March 31, 2022 (the “ATM Program”)

On June 14, 2021 (the “ATM Program Effective Date”), the Company entered into an equity distribution agreement which was amended and restated on March 31, 2022 (the “Equity Distribution Agreement’). Under the Equity Distribution Agreement, which expired on June 14, 2022, the Company could, from time to time, offer and sell its common shares through an at-the-market offering (the “ATM Program”), having an aggregate offering price of up to $150.0 million. No warrants, derivatives, or other share classes were associated with this transaction. No sales have been effected under the ATM Program during the year ended December 31, 2022, whereas, during the year ended December 31, 2021, the Company issued and sold 4,654,240 shares, thereby raising gross and net proceeds (after deducting sales commissions and other fees and expenses) of $12.9 and $12.4 million, respectively.

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

Series A Preferred Shares redemption:

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

As of December 31, 2021, there were no accumulated, due or overdue dividends on the Series A Preferred Shares, since, pursuant to the Series A Preferred Stock Amendment Agreement dated October 10, 2019, all dividend payment obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021, were waived.

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

Series B Preferred Shares amendment:

On November 15, 2022, the Company approved an amendment to the terms of its Series B Preferred Shares to entitle the holder thereof to (i) receive preferred shares with at least substantially identical rights and preferences in the event of a future spin-off of a controlled company, (ii) participate in a liquidation, dissolution or winding up of Castor pari passu with Castor’s common shares up to the Series B Preferred Shares’ nominal value and (iii) have their voting power adjusted to maintain a substantially identical voting interest upon the occurrence of certain corporate events.

9.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies) and long-term debt.

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

◾
Long-term debt: The secured credit facilities discussed in Note 7, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

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

(a)	Commitments under Contracts for BWTS Installation

As of December 31, 2022, it was estimated that the remaining contractual obligations related to BWTS installations on certain of the Company’s vessels, excluding installation costs, were on aggregate approximately €1.4 million (or $1.5 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0675 as of December 31, 2022), of which €0.2 million (or $0.2 million) are due in 2023 and €1.2 million (or $1.3 million) are due in 2024. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

(b)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2022. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending December 31,	Amount
2023	$81,496,819
2024	2,142,100
Total	$83,638,919

11.	(Loss)/Earnings Per Common Share:

The Company calculates earnings/(loss) per common share by dividing net income/(loss) available to common shareholders in each period by the weighted-average number of common shares outstanding during that period, and, particularly for the year ended December 31, 2021, after also adjusting for the effect of the deemed dividend which resulted from the redemption of the Series A Preferred Shares on December 8, 2021. As further disclosed under Note 8, dividends on the Series A Preferred Shares did not accrue nor accumulate during the period from July 1, 2019 through their redemption date.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	(Loss)/Earnings Per Common Share (continued):

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the year ended December 31, 2022, the effect of the (i) 62,344 Class A Warrants, (ii) 67,864 Private Placement Warrants and (iii) 19,230,770 April 7 Warrants outstanding during that period and as of that date, would be antidilutive, and, accordingly, they were excluded from the computation of diluted earnings per share. For the year ended December 31, 2021, the denominator of diluted earnings per common share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding with respect to warrants that were outstanding during the year ended December 31, 2021. Securities that could potentially dilute basic earnings per share for the year ended December 31, 2021, that were excluded from the computation of diluted earnings per share because to do so would have been antidilutive, were the unexercised, as of December 31, 2021, April 7 Warrants, calculated in accordance with the treasury stock method. For the year ended December 31, 2020, the Company incurred losses and the effect of the warrants outstanding during that period and as of that date, would be antidilutive. As a result of the foregoing, for the years ended December 31, 2020, and December 31, 2022, “Basic (loss)/earnings per common share” equaled “Diluted (loss)/earnings per common share”. The components of the calculation of basic and diluted earnings/(loss) per common share in each of the periods comprising the accompanying consolidated statements of comprehensive (loss)/income are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
Net (loss)/income and comprehensive (loss)/income	$(1,753,533)	$52,270,487	$118,560,690
Less: Deemed dividend on Series A Preferred Shares	—	(11,772,157)	—
Net (loss)/income and comprehensive (loss)/income available to common shareholders	(1,753,533)	40,498,330	118,560,690

Weighted average number of common shares outstanding, basic	6,773,519	83,923,435	94,610,088
(Loss)/Earnings per common share, basic	(0.26)	0.48	1.25

Plus: Dilutive effect of warrants	—	1,409,293	—
Weighted average number of common shares outstanding, diluted	6,773,519	85,332,728	94,610,088
(Loss)/Earnings per common share, diluted	$(0.26)	$0.47	$1.25

12.	Total Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the years ended December 31, 2020, 2021, and 2022, as presented in the accompanying consolidated statements of comprehensive (loss)/income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
Time charter revenues	12,487,692	111,900,699	163,872,159
Voyage charter revenues	—	15,002,012	51,805,097
Pool revenues	—	5,146,999	46,424,742
Total Vessel revenues	$12,487,692	$132,049,710	$262,101,998

The Company generates its revenues from time charters, voyage contracts and pool arrangements.

The Company typically enters into fixed rate or index-linked rate with an option to convert to fixed rate time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Total Vessel Revenues (continued):

From time to time, the Company’s dry bulk vessels are fixed on period charter contracts with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for the Company to convert the index-linked rate to a fixed rate for a  minimum period of three months and up to the maximum remaining duration of the charter contract, according to the average of the forward freight agreement curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversion clause provide flexibility and allow the Company to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cash flow when the rate has been converted to fixed over a certain period.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a vessel’s voyage.

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’s pool managers aggregate the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable, based on the pool points attributed to each vessel which are determined by vessel characteristics such as cargo carrying capacity, speed, fuel consumption, design characteristics and the trading capabilities/restrictions of each vessel.

As of December 31, 2022, and December 31, 2021, trade accounts receivable, net, related to voyage charters, amounted to $2,462,714 and $3,046,863, respectively. This decrease by $584,149 trade accounts receivable, net was mainly attributable to the timing of collections.

As of December 31, 2021, and December 31, 2022, deferred assets related to voyage charters amounted to $25,335 and $0, respectively, and are presented under ‘Deferred charges’ (Current) in the accompanying consolidated balance sheets. This change was mainly attributable to the timing of commencement of revenue recognition. The unamortized portion of deferred assets as of December 31, 2021, amounting to $25,335 was recognized as revenue in the first quarter of 2022.

13.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive (loss)/income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2020	2021	2022
Crew & crew related costs	3,753,578	21,532,311	33,882,972
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	2,314,260	9,828,139	16,182,372
Lubricants	429,967	2,375,901	3,534,957
Insurances	507,885	3,126,169	4,721,191
Tonnage taxes	131,674	592,701	1,228,678
Other	310,075	1,748,250	3,417,674
Total Vessel operating expenses	$7,447,439	$39,203,471	$62,967,844

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Vessel Operating Expenses and Voyage Expenses (continued):
	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2020	2021	2022
Brokerage commissions	158,538	1,733,639	3,504,453
Brokerage commissions- related party	29,769	1,671,145	3,381,564
Port & other expenses	173,645	4,520,584	6,652,844
Bunkers consumption	321,252	7,742,450	23,143,236
Gain on bunkers	(98,499)	(2,717,035)	(3,641,407)
Total Voyage expenses	$584,705	$12,950,783	$33,040,690

14.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
Chief Executive and Chief Financial Officer and directors’ compensation	$29,000	$48,000	$72,000
Professional fees and other expenses	701,953	2,018,310	4,871,937
Administration fees-related party (Note 3(a))	400,000	1,200,000	2,100,000
Total	$1,130,953	$3,266,310	$7,043,937

The Chief Executive Officer and Chief Financial Officer compensation was terminated on October 1, 2020, and, subsequent to this date, all services rendered by the Company’s Chief Executive Officer and Chief Financial Officer are included in its Master Agreement with Castor Ships (see Note 3(a)).

15.	Interest and Finance Costs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
Interest on long-term debt	$668,152	$2,028,676	$7,535,258
Interest on long-term debt – related party (Note 3 (c))	305,000	204,167	—
Interest on convertible debt – non cash	57,773	—	—
Amortization and write-off of deferred finance charges	599,087	414,629	850,244
Amortization and write-off of convertible notes beneficial conversion features	532,437	—	—
Other finance charges	27,128	207,526	198,552
Total	$2,189,577	$2,854,998	$8,584,054

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Income Taxes:

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

In the Company’s case, it expects that it would have satisfied the Publicly-Traded Test if its common shares represented more than 50% of the voting power of its stock, and it can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. The Company therefore believes its stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations satisfies the intent and purpose of the exemption. This position is uncertain and was disclosed to the Internal Revenue Service when the Company filed its U.S. tax returns for 2021. It will be disclosed again when the Company files its U.S. tax returns for 2022.

Because the position stated above is uncertain, the Company has recorded provisions of $497,339 and $1,348,850 for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive (loss)/income for the years ended December 31, 2021 and December 31, 2022, respectively. In addition, U.S. source gross transportation income taxes of $21,640 were recognized in its consolidated statement of comprehensive loss for the year ended December 31, 2020.

17.	Segment Information:

In late 2022, the Company acquired two containerships for the first time. As a result of the different characteristics of the containerships acquired in relation to the Company’s other three operating segments, the Company determined that, with effect from the fourth quarter of 2022, it operated in four reportable segments: (i) dry bulk, (ii) Aframax/LR2 tanker, (iii) Handysize tanker and (iv) containerships. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of crude oil (carried by Aframax/LR2 tankers) and differs again from the transport of oil products (carried by Handysize tanker vessels) and the transport of containerized products (carried by containerships). Further, dry bulk vessels trade on different types of charter contracts as compared to tanker vessels, predominantly being employed in the time charter market, whereas our tanker vessels participate predominantly in pools, as well as in the voyage charter market. The transportation of crude oil also has different characteristics to the transportation of oil products in terms of trading routes and cargo handling. In addition, the transportation of containerized goods, the nature of trade, as well as the trading routes, charterers and cargo handling, is different from the other three segments.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Segment Information (continued):

The table below presents information about the Company’s reportable segments as of and for the year ended December 31, 2020, when the Company had one reportable segment, and for the years ended December 31, 2021 and 2022, when the Company had more than one reportable segments. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income/ (loss) from operations.

	Year ended December 31,	Year ended December 31,				Year ended December 31,
	2020	2021				2022
	Dry bulk segment	Dry bulk segment	Aframax/LR2 tanker segment	Handysize tanker segment	Total	Dry bulk segment	Aframax/LR2 tanker segment	Handysize tanker segment	Container ship segment	Total
- Time charter revenues	$12,487,692	$102,785,442	$9,115,257	$—	$111,900,699	$148,930,997	$13,656,029	$—	$1,285,133	$163,872,159
- Voyage charter revenues	—	—	15,002,012	—	15,002,012	—	51,805,097	—	—	51,805,097
- Pool revenues	—	—	2,442,144	2,704,855	5,146,999	—	30,787,089	15,637,653	—	46,424,742
Total vessel revenues	$12,487,692	$102,785,442	$26,559,413	$2,704,855	$132,049,710	$148,930,997	$96,248,215	$15,637,653	$1,285,133	$262,101,998
Voyage expenses (including charges from related party)	(584,705)	(1,891,265)	(11,003,925)	(55,593)	(12,950,783)	(3,649,943)	(29,100,348)	(219,066)	(71,333)	(33,040,690)
Vessel operating expenses	(7,447,439)	(26,841,600)	(9,776,724)	(2,585,147)	(39,203,471)	(40,697,898)	(17,386,009)	(4,322,281)	(561,656)	(62,967,844)
Management fees to related parties	(930,500)	(4,890,900)	(1,433,950)	(419,900)	(6,744,750)	(6,481,000)	(2,167,000)	(666,500)	(81,400)	(9,395,900)
Depreciation and amortization	(1,904,963)	(10,528,711)	(3,087,764)	(746,353)	(14,362,828)	(18,039,966)	(5,889,352)	(1,405,124)	(495,271)	(25,829,713)
Provision for doubtful accounts	(37,103)	(2,483)	—	—	(2,483)	—	(266,732)	—	—	(266,732)
Gain on sale of vessel	—	—	—	—	—	—	3,222,631	—	—	3,222,631
Segments operating income/(loss)	$1,582,982	$58,630,483	$1,257,050	$(1,102,138)	$58,785,395	$80,062,190	$44,661,405	$9,024,682	$75,473	$133,823,750
Interest and finance costs	(810,317)				(2,631,318)					(8,545,149)
Interest income	9,387				11,651					1,485,368
Foreign exchange (losses)/gains	(28,455)				31,325					99,134
Less: Unallocated corporate general and administrative expenses	(1,130,953)				(3,266,310)					(7,043,937)
Less: Corporate Interest and finance costs	(1,379,260)				(223,680)					(38,905)
Less: Corporate Interest income	25,589				63,472					72,735
Less: Corporate exchange (losses)/ gains	(866)				(2,709)					4,566
Dividend on equity securities	—				—					24,528
Profit from equity securities	—				—					27,450
Net (loss)/income and comprehensive (loss)/income, before taxes	$(1,731,893)				$52,767,826					$119,909,540

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.    Segment Information (continued):
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2021, and 2022, is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2022
Dry bulk segment	$314,407,704	$339,599,683
Aframax tanker segment	104,953,507	134,093,678
Handysize tanker segment	19,093,379	23,385,458
Containership segment	—	52,850,927
Cash and cash equivalents (1)	23,950,795	82,336,406
Prepaid expenses and other assets (1)	508,057	654,796
Total consolidated assets	$462,913,442	$632,920,948

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

18.	Subsequent Events:

Completion of the Spin-Off:  On March 7, 2023, the Company completed the spin-off of its wholly owned subsidiary, Toro. On that day, the Company distributed all of the Toro common shares outstanding to its holders of common stock of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares. As part of the Spin-Off, Toro entered into various other agreements effecting the separation of Toro’s business from the Company including a master management agreement with Castor Ships with respect to its vessels in substantially the same form as the Company’s Master Management Agreement for its vessels and a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retains after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under the $18.0 Million Term Loan Facility. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A preferred shares issued to the Company in connection with the Spin-Off.