Form 20-F
period 2023-12-31
Castor Maritime Inc.
filed 2024-02-29
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to ________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-38802

CASTOR MARITIME INC.
(Exact name of Registrant as specified in its charter)
N/A
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

As of December 31, 2023, there were outstanding 96,623,876 common shares of the Registrant, $0.001 par value per share.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

i

CERTAIN DEFINED TERMS

Unless the context otherwise requires, as of the date of and as used in this Annual Report, the terms: (i) “Company”, “we”, “us”, and “our” refer to Castor Maritime Inc. and all of its subsidiaries, (ii) “Castor Maritime Inc.” or “Castor” refers only to Castor Maritime Inc. and not to its subsidiaries, (iii) “Toro” refers to Toro Corp., a Nasdaq listed company to which we contributed our former tanker business in connection with the Spin-Off (as defined herein), (iv) “common shares” refers to the common shares, par value $0.001 per share, of Castor, (v) “Distribution” refers to the distribution of 9,461,009 common shares of Toro on a pro rata basis to the holders of common shares of Castor, (vi) “Spin-Off” refers to, collectively, the separation of the assets, liabilities and obligations of Castor and the subsidiaries comprising our former tanker business and Elektra Co. in exchange for (a) the issuance to the Company of 9,461,009 common shares of Toro, (b) the issuance to the Company of 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro having a stated amount of $1,000 per share (the “Toro Series A Preferred Shares”) and (c) the issuance to Pelagos Holdings Corp. (“Pelagos”), a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Toro, par value $0.001 per share against payment of the par value of such shares (such transactions, collectively, the “Contribution”) and the Distribution, each on March 7, 2023, (vii) “Amended and Restated Master Management Agreement” refers to the amended and restated master management agreement between Castor and Castor Ships S.A. (“Castor Ships), effective July 1, 2022 under which our vessels are commercially and technically managed, (viii) “Series D Preferred Shares” refers to our 5.00% Series D Cumulative Perpetual Convertible Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share,  and (ix) “Nasdaq” refers to the Nasdaq Stock Market.

We use the term “deadweight ton”, or “dwt”, in describing the size of dry bulk vessels. Dwt, expressed in metric tons (“mt”), each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. A “ton mile” is a standardized shipping metric and refers to the volume of cargo being carried (a “ton”) and the distance sailed for the shipment in nautical miles. We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Annual Report on Form 20-F (the “Annual Report”) may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

We are including this cautionary statement in connection with this safe harbor legislation. This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “target,” “likely,” “will,” “would,” “could,” “should,” “seeks,” “continue,” “contemplate,” “possible,” “might,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “objective,” “potential,” “may,” “anticipates” or similar expressions or phrases.

The forward-looking statements in this Annual Report are based upon various assumptions, including assumptions based on management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish any forward-looking statements.

In addition to these assumptions, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:

•	the effects of the spin-off of our tanker business;

•	our business strategy, expected capital spending and other plans and objectives for future operations;

•
dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and container vessels and the strength of world economies;

•	changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions;

•
our ability to realize the expected benefits of vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels;

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

•	instances of off-hire, due to vessel upgrades and repairs;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	existing or future disputes, proceedings or litigation;

•	future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards;

•	volatility in our share price, including due to high volume transactions in our shares by retail investors;

•	potential conflicts of interest involving affiliated entities and/or members of our Board of Directors (the “Board”), senior management and certain of our service providers that are related parties;

•
general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, global public health threats and major outbreaks of disease;

•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry;

•	accidents and the impact of adverse weather and natural disasters; and

•	any other factor described in this Annual Report.

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this Annual Report, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See “Item 3. Key Information—D. Risk Factors” for a more detailed discussion of these risks and uncertainties and for other risks and uncertainties. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The descriptions of agreements contained herein are summaries that set forth certain material provisions. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of each agreement, each of which is an exhibit to this Annual Report or otherwise filed with the Securities and Exchange Commission (the “SEC”). We encourage you to refer to each agreement for additional information.

On May 28, 2021, we effected a one-for-ten reverse stock split on our common shares. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split. The par value of the common shares remained unchanged at $0.001 per share.

On March 7, 2023, we completed the Spin-Off, whereby our former Aframax/LR2 and Handysize segments were contributed to Toro in exchange for (i) the issuance to the Company of 9,461,009 common shares of Toro, (ii) the issuance to the Company of 140,000 Toro Series A Preferred Shares and (iii) the issuance to Pelagos, a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Toro, par value $0.001 per share against payment of the par value of such shares. In connection with the Spin-Off, our Board also resolved to focus our efforts on our then current business of dry bulk shipping services, though we have since expanded into container shipping. For further information regarding the Spin-Off, including the foregoing resolutions, refer to “Item 4. Information on the Company—A. History of the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

On April 20, 2023, the Company received written notification from the Nasdaq that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. See “Item 4. Information on the Company—A. History of the Company— Nasdaq Listing Standards Compliance” for further information.

 Market and Industry Data

This Annual Report includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, market trends and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate.

While we believe the estimated market and industry data included in this Annual Report are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. We cannot guarantee the accuracy or completeness of this information.

A.	[RESERVED]

Not applicable.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to the ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends, as and if declared, or the trading price of our common shares or any other securities of ours.

Summary of Risk Factors

•	Charter hire rates in the shipping industry are cyclical and volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.

•	An oversupply of vessel capacity in the segments we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.

•	Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

•	Risks involved in operating ocean-going vessels could affect our business and reputation.

•
A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.

•
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.

•	Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

•
We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S.  laws and regulations for the prevention of water pollution, each of which may adversely affect our business, results of operations and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of greenhouse gas (“GHG”) emissions  may adversely impact our operations and markets.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We have grown our fleet exponentially and we may have difficulty managing our growth properly which may adversely affect our operations and profitability.

•	We may not be able to execute our business strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

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

•
We are dependent upon Castor Ships and Pavimar S.A. (“Pavimar”), which are related party managers of our dry bulk fleet and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

•
Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off of our tanker business.

•	We do not have a declared dividend policy and our Board may never declare cash dividends on our common shares.

•	Our share price has been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

•
Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

•	Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.

Risks Relating to Our Industry

Charter hire rates in the shipping industry are cyclical and volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.

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

The conflicts in Ukraine and the Middle East, including maritime incidents in and around the Red Sea, combined with ongoing inflationary pressures and/or supply chain disruptions across most major economies, have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our dry bulk vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns and trade routes, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport, such as grain, and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken. For further details, see  “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.” Similarly, the dry bulk and containership trades experienced major disruptions and increased voyage costs near the end of 2023 due to increasingly frequent armed attacks on vessels in and around the Red Sea. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks, and international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business” for a description of the impacts of these attacks.

Demand for dry bulk capacity is affected by supply of and demand for, and changes in the production or manufacturing of, commodities, semi-finished and finished consumer and industrial products, while demand for containership capacity is affected by a range of factors, including demand and supply chain for containerized goods and major products carried by container vessels internationally.

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

•	changes in the production of energy products, commodities, semi-finished and finished consumer and industrial products;

•	epidemics and pandemics;

•	environmental and other regulatory developments;

•	natural catastrophes;

•	currency exchange rates; and

•	the weather.

For a discussion of factors affecting the supply of vessel capacity, see “—An oversupply of vessel capacity in the segments in which we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.”  These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results. In particular, a significant decrease in charter rates would cause asset values to decline. See “—A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.”

We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates), containerized goods and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.

Our growth significantly depends on continued growth in worldwide and regional demand for the products we transport and their carriage by sea, which could be negatively affected by several factors, including declines in prices for such commodities and/or products, or general political, regulatory and economic conditions.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth continues to slow down in China, India and other countries in the Asia Pacific region, particularly in sectors of the economy related to the products we transport, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for dry bulk vessels and/or containerships and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

More generally, various economies around the globe were impacted by ongoing inflationary pressures, changing trade patterns, trade routes and/or supply chain disruptions in 2023, in part stemming from the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, and the conflict in Ukraine and related sanctions against Russia and Belarus. The global economy currently remains and is expected to continue to remain subject to substantial uncertainty, which may impact demand for the products which we transport. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our segments, our business, results of operations and available cash.

Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that has been and is likely to continue to be adversely impacted by the effects of geopolitical developments, including political instability or conflict, terrorist attacks or international hostilities.

Currently, the world economy faces a number of challenges, including tensions between the United States and China, new and continuing turmoil and hostilities in Russia, Ukraine, the Middle East (such as recent maritime incidents in and around the Red Sea) and other geographic areas and countries, continuing economic weakness in the European Union and slowing growth in China and the continuing threat of terrorist attacks around the world.

In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has disrupted global markets, contributing to shifts in trading patterns and trade routes for products, including dry bulk, that may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus by various governments, which have contributed to increased volatility in the price of energy and other products. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”, “Worldwide inflationary pressures could negatively impact our results of operations and cash flows” and “—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.”

Geopolitical conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results. Notably, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. These groups have stated that these attacks are a response to the Israel-Hamas conflict. While initially Israeli and US-linked vessels were thought to be the primary targets of these attacks, vessels from a variety of countries have been the subject of these incidents, including vessels flying the Marshall Islands flag. As a result of these attacks, certain vessels have been set alight and suffered other physical damage, leading to heightened concerns for crew safety and security, as well as trade disruption. An increasing number of companies have rerouted their vessels to avoid passage through affected areas and are now completing their trades via alternative routes, such as through the Cape of Good Hope, incurring greater shipping costs and delays, as well as the costs of security measures. Though governments including the United States and United Kingdom have responded with air strikes against the hostile groups believed to be responsible for these attacks, the continuation or escalation of the conflict may drive the foregoing costs and risks higher. Any physical damage to our vessels or injury or loss of life of any of the individuals onboard our vessels could result in significant reputational damage or operational disruption, the exact magnitude of which cannot be estimated with certainty at this time. There can be no assurance regarding the precise nature, expected duration or likely severity of these maritime incidents. Future hostilities or other political instability in regions where our vessels trade could also negatively affect the shipping industry by resulting rising costs and changing patterns of supply and demand, as well as our trade patterns, trade routes, operations and performance.

Further, if attacks on vessels occur in regions that insurers characterize as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. As of February 27, 2024, such listed areas included parts of the Southern Red Sea, Gulf of Aden and Black Sea, as well as the coastal waters of Yemen, Israel and Iran, among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing substantial increases in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and relating to the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between Western Nations, Israel and/or Iran could result in retaliation that could potentially affect the shipping industry. For example, there have been an increased number of attacks on or seizures of vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years, including the seizure of two Greek-flagged vessels in 2022 and one Marshall Islands-flagged vessel in 2023), and ship owners have reported a heightened level of harassment when transiting through the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.”

Separately, protectionism is on the rise globally. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions. China, which is as a key market for dry bulk and containerized cargoes, has similarly seen a rise in protectionist policies. For example, in 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries. Although there have been signs of thawing China-United states relations, if many of these protectionist measures remain in place a deterioration in relations may occur. U.S. presidential candidate Donald Trump has also threatened to impose tariffs exceeding 60% on Chinese goods if elected president, which could reignite the China-United States trade war.

Trade barriers to protect domestic industries against foreign imports depress shipping demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and operating results. Further, protectionist policies in any country could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Over the course of 2023, inflationary pressures across many sectors globally continued to weigh on economic activity, though to a lesser extent than in 2022. While the U.S. consumer price index, an inflation gauge that measures costs across dozens of items fell to 3.1% before seasonal adjustment in December 2023, down from 6.5% in December 2022, inflation has proven stickier in Europe, where inflation rates have generally been slower to fall and remained relatively high throughout 2023. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduced economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. If inflation fails to abate in 2024, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” Inflationary pressures could also adversely impact the amount of interest due under our outstanding credit facilities. See “—All of our outstanding debt is exposed to Secured Overnight Financing Rate (“SOFR”) Risk. If volatility in SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.”

An oversupply of vessel capacity in the segments in which we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.

Factors that influence the supply of vessel capacity in the segments in which we operate include:

•	the number of newbuilding orders and deliveries;

•	the number of shipyards, their availability and ability to deliver vessels;

•	port and canal congestion and other logistical disruptions;

•	scrapping of older vessels;

•	the speed of vessels being operated;

•	vessel casualties; and

•	the number of vessels that are out of service or laid up.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, the availability of financing for new vessels and shipping activity, dry-dock and special survey expenditures, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations.

The global fleet of dry bulk vessels has increased as a result of the delivery of numerous newbuilding orders over the past few years. During 2023, the global dry bulk fleet has grown by 2.9%, and as of February 8, 2024, newbuilding orders had been placed for an aggregate of about 8.5% of the existing global dry bulk fleet, with deliveries expected predominantly during the next two years.

There has been some further activity in the container newbuilding market during 2023 and as a result new contracting has reached high levels vis-à-vis the active fleet. Containership orderbook as a percentage of the active fleet has further grown in 2023, reaching almost 30%, in comparison to 2022 where it stood at 24%, with deliveries equally spread over the next three years. During 2023, the total container fleet grew by 7.8%.

Vessel supply will continue to be affected by the delivery of new vessels and potential orders of more vessels than vessels removed from the global fleet, either through scrapping or accidental losses. In the event of lower economic activity in the regions in which we operate, demand for the products we transport may be outstripped by vessel supply. An oversupply of vessel capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on the profitability of our segments, our business, cash flows, financial condition, and operating results.

Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. Various factors may impact economic growth and the availability of credit, including those discussed in “—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services” and “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.”

A decline in economic activity or a deterioration of economic growth and financial conditions may have a number of adverse consequences for the shipping sectors in which we operate, including, among other things:

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are off-hire and/or idling and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of armed conflict in Ukraine. In 2023, bunker rates demonstrated decreasing volatility as the market adapted to the armed conflict in Ukraine, with the price of VLSFO in Singapore reaching a high of $705 per metric ton in November 2023 which decreased to around $580 per metric ton as of  December 15, 2023. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, could cause disruptions to the production and supply of oil and therefore fuel, with adverse impacts on the price of VLSFO in 2024. As of February 20, 2024, the price of VLSFO in Singapore was $640 per metric ton but uncertainty regarding its future direction remains. Any increases to bunker prices could have an adverse impact on our operating results and cash flows.

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

In addition, the average ages of our containerships and dry bulk vessels are older than the industry average for such vessels and may therefore be viewed as providing insufficient or only short-term collateral in connection with future financing. This could restrict our access to or terms of any financing. Further, if the fair market values of our vessels decline, we might not be in compliance with various covenants in our credit facilities or credit facilities we enter into in the future, some of which require the maintenance of a certain percentage of the fair market values of the vessels securing the facility to the principal outstanding amount of the respective facility or a maximum ratio of total net debt to the market value adjusted total assets. See “—Our credit facilities contain, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.”

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

We operate in highly competitive industries and are new entrants to certain of the segments in which we operate, and therefore may face difficulties in establishing and growing our business.

Our vessel owning subsidiaries which comprise our containership segment entered the containership shipping business in late 2022 and the dry bulk shipping business in late 2017. As new entrants in such industry, we may struggle to establish market share and broaden our customer base for our operations due to our lesser-known reputation as a containership operator, while incurring high operating costs associated with the operation and upkeep of our vessels. In addition, we compete with various companies that operate larger fleets, including as relates to dry bulk vessels, and may be able to offer more competitive prices and greater availability and diversity of vessels, all while achieving economies of scale in their fleet operating costs. Due in part to the highly fragmented nature of the dry bulk market and the moderately fragmented nature of the containership market, existing or additional competitors with greater resources may enter or grow their positions in the dry bulk and containership sectors through consolidations or acquisitions and could operate more competitive fleets, causing us to lose or be unable to gain market share. Any of these competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.

Further, we likely possess less operational expertise relative to more experienced competitors and, in general, are more heavily reliant on the knowledge and services of third-party providers for our operations, such as Castor Ships, a company controlled by Petros Panagiotidis, which manages our containerships and co-manages our dry bulk vessels with Pavimar, also a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis. As of the date of this Annual Report, Castor Ships has subcontracted, with our consent, the technical management of our container vessels. Any failure by us or Castor Ships to partner with these management companies to effectively deliver our services could tarnish our reputation as efficient and reliable operators and impact the growth of our segments’ operations, our financial condition and operating profits.

Risks involved in operating ocean-going vessels could affect our business and reputation.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	a marine disaster;

•	war and terrorism;

•	piracy

•	environmental and other accidents;

•	cargo and property losses and damage;

•	business interruptions caused by mechanical failure, human error, armed conflict, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

Environmental laws often impose strict liability for remediation of spills and releases of oil, oil products and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, such as of bunker oil of our vessels, or an accidental release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental incident may harm our reputation as a safe and reliable operator, which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Pirate activity is also intermittent off the coast of Eastern Malaysia. Sea piracy incidents continue to occur, with dry bulk vessels and containerships particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Our business has inherent operational risks, which may not be adequately covered by insurance.”

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

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry.

During 2023, further economic sanctions were imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions and the European Union has adopted sanctions against certain non-Russian private operators and vessels accused of assisting Russia in circumventing sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities.

These bans and related trade sanctions have altered trade patterns across the shipping industry and existing or future restrictions may continue to affect our current or future charters. To date, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. Prior to the conflict in Ukraine, the Black Sea region was a major export market for grains with Ukraine and Russia exporting a combined 15% of the global seaborne grain trade. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. The reduction of grain transports out of the Black Sea and cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, while the prices of fuel or energy commodities due to supply shocks from the conflict in Ukraine have demonstrated decreasing volatility as the market adapted, they may become increasingly volatile again due to new developments in the conflict. This could result in an increase or decrease in the price of fuel used by our vessels and/or demand for certain of the commodities we transport, each of which could affect the Company’s operations and liquidity. Due to their effect on the global market for certain of the goods that we transport, current or additional sanctions could have a material adverse impact on our segments’ cash flows, financial condition and operating results.

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

Public health threats or widespread health emergencies, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses (or concerns over the possibility of such threats or emergencies) could lead to a significant decrease in demand for the transportation of the products carried by our vessels. In recent years, our business and dry bulk sector have from time to time been impacted by various public health emergencies in various parts of the world in which we operate, most notably the COVID-19 pandemic. While most countries around the world have removed restrictions implemented in response to the COVID-19 pandemic, the emergence of new public health threats or widespread health emergencies, whether globally or in the regions in which we operate, may result in new restrictions, lead to further economic uncertainty and heighten certain of the other risks described in this Annual Report. In particular, such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in dry-dock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence. Any public health threat or widespread health emergency, whether widespread or localized, could create significant disruptions in our business and adversely impact our business, financial condition, cash flows and operating results.

A cyber-attack could materially disrupt our business and may result in a significant financial cost to us.

We rely on information technology systems and networks in our operations, our vessels and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data, or to ask for ransom. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release, alteration or unavailability of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of our information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

In 2017, the IMO adopted Resolution MSC.428(98) on Maritime Cyber Risk Management, which encourages administrations to ensure that cyber risks are appropriately addressed in SMS no later than the first annual verification of the Company’s Document of Compliance (DOC) after January 1, 2021, and the U.S. Coast Guard published non-binding guidance in February 2021, on addressing cyber risks in a vessel’s safety management system. While we are currently in compliance with the requirements of Resolution MSC.428(98), the cybersecurity measures we maintain may not be sufficient to prevent the occurrence of a cybersecurity attack and/or incident. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) or any failure to adopt or maintain appropriate cybersecurity risk management and governance procedures could cause existing or prospective clients to lose confidence in our IT systems and could adversely affect our reputation, cause losses to us or our customers and/or damage our brand. This might require us to create additional procedures for managing the risk of cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, and may be further heightened by geopolitical tensions and conflicts, such as the ongoing conflict between Russia and Ukraine. State-sponsored Russian actors have taken and may continue to take retaliatory actions and enact countermeasures against countries and companies that have divested from or curtailed business with Russia as a result of Russia’s invasion of Ukraine and related sanctions imposed on Russia. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares” for further information on these sanctions. This includes cyber-attacks and espionage against other countries and companies in the world, which may negatively impact such countries in which we operate and/or companies to whom we provide services or receive services from. Any such attacks, whether widespread or targeted, could create significant disruptions in our business and adversely impact our financial condition, cash flows and operating results.

Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society recognized by the flag administration in the jurisdiction in which the vessel is registered (or “flagged”). The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules of the class, the regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

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

We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S.  laws and regulations for the prevention of water pollution, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of GHG emissions may adversely impact our operations and markets.

Our operations are subject to numerous international, regional, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of certain of these laws, regulations and standards. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the profitability, resale value and useful lives of our vessels. These costs could have a material adverse effect on our business, cash flows financial condition, and operating results. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for emergency response and remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.”

In connection with IMO 2020 regulations and requirements relating to fuel sulfur levels, as of the date of this Annual Report, our vessels have transitioned to burning IMO compliant fuels. As a result, such vessels currently utilize VLSFO containing up to 0.5% sulfur content. Notably, low sulfur fuel is more expensive than standard high sulfur fuel oil and may become more expensive. The price of VLSFO in Singapore ranged from a low of $554 per metric ton in June 2023 to a peak of around $705 per metric ton in November 2023. As of February 20, 2024, the price of VLSFO in Singapore was around $640 per metric ton, but uncertainty regarding its future direction and the availability of VLSFO remains. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”

The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. All 16 vessels in our fleet are currently in compliance with this regulation.

Due to concern over climate change, a number of countries, the European Union and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of GHG from international shipping currently are not subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases. In addition, the International Convention for the Prevention of Pollution from Ships (MARPOL) Annex VI, has been adopted that restricts air emissions from vessels.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the MARPOL Annex VI that will require ships to reduce their CO2 and GHG emissions. These new requirements combine technical and operational approaches to improve the energy efficiency of ships for future GHG reduction measures. Beginning January 1, 2023, each vessel is required to comply with the new Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, from 2023 to 2026, each vessel must initiate the collection of data for the reporting of its annual operational Carbon Intensity Indicator (“CII”) and CII rating. The IMO is required to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026 at the latest.

Prior to the implementation of the new regulations under revised Annex VI of MARPOL, official calculations and estimations suggested that merchant vessels built before 2013, including some of our older vessels, may not fully comply with the EEXI requirements. Therefore, to ensure compliance with EEXI requirements many owners/operators may choose to limit engine power, rather than apply energy-saving devices and/or effect certain alterations on existing propeller designs, as the reduction of engine power is a less costly solution than these measures. As of the date of this Annual Report and since January 1, 2023, official calculations had determined that our vessels were in compliance with the EEXI requirements.

The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft) in the non-compliant vessels which will affect non-compliant vessels’ commercial utilization and also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our dry bulk, crude and product tankers and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries, and it will be in force on June 26, 2025, as the ratifying states represent 40% of world merchant shipping by gross tonnage after the ratification by Bangladesh and Liberia in June 2023. The Republic of the Marshall Islands recently ratified this Hong Kong Convention in January 2024. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.

Further, on November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which, among other things, requires any non-EU flagged vessels calling at a port or anchorage of an EU member state, including ours, to set up and maintain an Inventory of Hazardous Materials from December 31, 2020. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution that are identified in the ship’s structure and equipment. This inventory must be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship. The Company maintains such manuals as necessary.

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

The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention (each as defined in “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry—International Maritime Organization”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. Failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports, and have a material adverse effect on our business, financial condition and operating results.

Furthermore, sanctions imposed by the European Union and U.K. against Russia and certain disputed regions of Ukraine may invalidate our insurance coverage for certain voyages to or from such regions. This is due to the inclusion of a standard exclusion for liabilities, costs or expenses in our protection and indemnity insurance where payment by our insurer or the provision of cover may expose the insurer to the risk of being subject to a sanction, prohibition or any adverse action. We could incur significant expenses in the event of any such invalidation, which could have an adverse effect on our business, financial condition and operating results. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”

Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.

Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. The arrest or attachment of our vessels, if not timely discharged, could have significant ramifications for the Company, including off-hire periods and/or potential cancellations of charters, high costs incurred in discharging the maritime lien, other expenses to the extent such arrest or attachment is not covered under our insurance coverage, breach of covenants in certain of our credit facilities and reputational damage. This in turn could negatively affect the market for our shares and adversely affect our business, financial condition, results of operations, cash flows and ability to service or refinance our debt. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we then own, compounding the negative effects of an arrest or attachment on the Company. Any of those occurrences could have a material adverse effect on our business, financial condition and operating results.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, cash flows, financial condition and operating results.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” for further information regarding geopolitical circumstances which have or may impact insurance. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Despite the above policies, we may not be insured in amounts sufficient to address all risks and we or an intermediary may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies.

We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

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

We are a company formed for the purpose of acquiring, owning, chartering, and operating oceangoing cargo vessels. Since our inception, we have grown our fleet from one vessel to 16 vessels as of February 27, 2024, following the contribution of our former tanker vessels to Toro in March 2023 and the disposal of certain other vessels as discussed in “Item 4. Information on the Company—A. History and Development of the Company.”

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

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for both the years ended December 31, 2023 and 2022, we derived 80% and 75%, respectively, of our consolidated operating revenues from three charterers. In particular, for the years ended December 31, 2023 and 2022, we derived 90% and 75%, respectively, of our dry bulk segment operating revenues from three charterers. Further, for the years ended December 31, 2023 and 2022, we derived 100% of our containership segment operating revenues from two and one charterers, respectively. Our charters may be terminated early due to certain events, such as a client’s failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing client, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

We may not be able to execute our business strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

As our business grows, we intend to acquire additional vessels, including to replace existing vessels, diversify our fleet and, where appropriate, renew the vessels of our fleet, and expand our activities subject to the resolution of our Board to focus on certain areas of the shipping industry. See “—We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.” These objectives, including the reduction of the average age of our fleet to renew our fleet, have implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all.  Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from past acquisitions;

•	obtain required financing for our existing and new operations;

•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	enlarging our customer base and continuing to meet technical and safety performance standards;

•	ensure, either directly or through our manager and sub-managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls; and

•	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.

Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “—Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.” If any such events occur, our financial condition may be adversely affected.

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

As of February 27, 2024, the average age of our current fleet is 13.7 years. The average age of our dry bulk vessels was 13.0 years, compared to an industry average of 11.7 years and the average age of our containerships was 18.5 years, compared to an industry average of 13.6 years as of the same date. The cost of maintaining a vessel in good operating condition and operating it generally increases with the age of a vessel, because, amongst other things:

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

The age of our fleet may impede our ability to obtain external financing at all or at reasonable terms as our vessels may be seen as less valuable collateral. For further information on the factors which could affect our ability to obtain financing, including the age of our fleet, see “—The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.”

We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (“eco-vessels”). If new vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.

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

In connection with the Spin-Off, the independent, disinterested directors of our Board, on the recommendation of a special committee comprised of our independent, disinterested directors, resolved, among other things, to focus our efforts on dry bulk shipping services, that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business nor that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates, such as Castor Ships, offer or inform us of any such opportunity. This does not, however, preclude us from pursuing opportunities outside of the dry bulk shipping business if in the future our Board determines to do so, including in the tanker shipping business. For example, we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containership vessels. Nonetheless, focusing our operations on the dry bulk and containerships business may reduce the scope of opportunities we may exploit and have an adverse effect on our business, financial condition and operating results.

Similarly, Toro’s board has resolved, among other things, to focus its efforts on its current business of tanker shipping services, that Toro has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business nor that Petros Panagiotidis, its director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates will offer or inform it of any such opportunity. This does not preclude Toro, however, from pursuing opportunities outside of the tanker shipping business if in the future Toro’s board determines to do so, including in the dry bulk and container shipping business. Our failure to obtain an opportunity that our Board deems in the interest of our shareholders may have an adverse effect on our business, financial condition and operating results. For further information on the foregoing resolutions, see also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter into in the future, various contracts, including charter agreements, pool agreements, management agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. This may have a significant impact on our revenues due to our concentrated customer base. For further details, see “—We may be dependent on a small number of charterers for the majority of our business.” We may also face these counterparty risks due to assignments. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

We are dependent upon Castor Ships and Pavimar, which are related party managers of our dry bulk fleet and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

The management of our business, including, but not limited, the commercial and technical management of our fleet as well as administrative, financial and other business functions, is carried out by our head manager Castor Ships, which is a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Castor Ships has entered into arrangements with Pavimar relating to the technical co-management of our dry bulk vessels. Since the first quarter of 2023, Castor Ships has subcontracted, with our consent, the technical management of all our containership vessels to a third-party ship management company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services” for further information on our management arrangements. We are reliant on Castor Ship’s continued and satisfactory provision of its services and its subcontracting arrangements may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.

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

On April 20, 2023, we received a notification from Nasdaq indicating that because the closing bid price of the Company’s common shares was below the minimum $1.00 per share bid price requirement (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market for 30 consecutive business days and were provided with 180 calendar days to regain compliance with it. On October 18, 2023, we received a notification letter from Nasdaq granting the Company an additional 180-day extension, until April 15, 2024, to regain compliance with the Minimum Bid Price Requirement (the “Second Compliance Period”). We can cure this deficiency if the closing bid price of our common shares is $1.00 per share or higher for at least ten consecutive business days during the cure period. We intend to regain compliance with the Minimum Bid Price Requirement within the Second Compliance Period and are considering all available options, including a reverse stock split, for which we have received shareholder approval. For more information, see “Item 4. Information on the Company— A. History and Development of the Company—Nasdaq Listing Standards Compliance.”

We previously received a notification from the Nasdaq on April 14, 2020 regarding our noncompliance with the minimum bid price requirement, after which we completed a 1-for-10 reverse stock split of our common shares on May 28, 2021. We regained compliance with the Minimum Bid Price Requirement shortly thereafter. Because the board authorization pursuant to which the May 2021 reverse stock split was effected authorizes multiple reverse stock splits at a ratio within an approved range, we could pursue additional reverse stock splits in the future.

From February 1, 2024 to February 27, 2024, our closing bid price ranged between a high of $0.51 and low of $0.39 per share. If we are unable to regain compliance with the Minimum Bid Price Requirement, trading of our common shares will be subject to delisting. If a delisting of our common shares, or even a suspension of trading in our common shares, were to occur, there would be significantly less liquidity in the delisted or suspended common shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts. There can be no assurance that we will regain compliance with the Minimum Bid Price Requirements of Nasdaq or maintain compliance in the future if regained.

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

For example, our current credit facilities require the consent of our lenders for Castor, as guarantor, or our subsidiaries that act as borrowers in our facilities to, among other things:

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

Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control and which could impair our ability to comply with the terms of such facilities, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. We may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities, or if we trigger a cross-default contained in our current or future credit facilities, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and/or future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets. Financial and operating covenants in our facilities could also constrain our ability to acquire vessels. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

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

All of our outstanding debt is exposed to Secured Overnight Financing Rate (“SOFR”) Risk. If volatility in SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.

We are exposed to the risk of interest rate variations, principally in relation to the SOFR, a secured rate published by the Federal Reserve Bank of New York. SOFR or any other replacement rate may be volatile. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in SOFR, if this volatility were to occur, it would affect the amount of interest payable on our debt. Our outstanding indebtedness is exposed to SOFR risk at annual rates ranging from 3.10% to 3.87% over SOFR.

Given that SOFR is a secured rate backed by government securities (and therefore does not take into account bank credit risk), it may be lower than other reference rates. However, SOFR may rise following interest rate increases effected by the United States Federal Reserve (the “U.S. Federal Reserve”), including in response to persistent inflation, and rose markedly to 5.39% on December 1, 2023, its highest level since replacing LIBOR in April 2018. Inflation is generally expected to continue trending downwards in the United States but is subject to various uncertainties and other factors discussed in “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.” Further, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. We have agreed to certain increases in the spreads we pay under our existing credit facilities, as described further in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” and Note 8 to our consolidated financial statements included elsewhere in this Annual Report. Therefore, the use of SOFR-based rates has and may continue to result in interest rates and/or payments that are higher or lower than the rates and payments that we experienced under our credit facilities when interest was based on LIBOR. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our indebtedness.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. We currently do not have any derivative instruments in place. SOFR rates have risen throughout 2022 and 2023 and may rise further in the future if the current inflation rates increase. However, our financial condition could be materially adversely affected by rate changes at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Conversely, the use of derivative instruments, if any, may not effectively protect us from adverse interest rate movements. The use of interest rate derivatives may result in substantial losses and may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.

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

As a result of concerns about the stability of financial markets generally and the solvency of counterparties, among other factors, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing or refinancing will be available if needed and to the extent required, on acceptable terms. The age of our fleet may also impact our ability to obtain new financing on favorable terms or at all and may hinder our plans to reduce the average age of our fleet through vessel acquisitions and/or replacements. See “The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.” If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, may provide loans to us. However, we cannot guarantee that such loans will be available to the Company or that they will be available to us on favorable terms. Even if we are able to borrow money from Mr. Panagiotidis, such borrowing could create a conflict of interest of management. See also “—Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.” Any of these factors could have a material adverse effect on our business, financial condition and operating results.

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

We do not have a declared dividend policy and our Board may never declare cash dividends on our common shares.

The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future agreements and the requirements of Marshall Islands law. We do not have a declared dividend policy and if the Board determines to declare cash dividends on our common shares, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our business strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The shipping industry is generally volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

The rights of the holders of our Series D Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series D Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our business strategy contemplates that we will finance our acquisitions of additional vessels using cash from operations, through debt financings and/or from the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends, if any.

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

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company and are permitted to rely on home country practice in respect of certain corporate governance and other requirements, which may mean that our corporate governance practices differ from those of certain of our listed U.S. competitors.

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

As a publicly traded company, the SEC, Nasdaq Capital Market, and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us to utilize or mandating certain corporate governance actions. Corporate governance of listed companies has increasingly become an area of focus among policymakers and investors. Listed companies are generally encouraged to follow best practices and often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters such as director independence, board committees, corporate transparency, ethical behavior, sustainability and prevention of and controls relating to corruption and fraud. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the U.S. capital markets, which could be an area of concern to our investors and expose us to greater operational risks. In addition, as a foreign private issuer, we are also entitled to and do rely on exceptions from certain corporate governance requirements of the Nasdaq Capital Market. Refer to “Item 16G. Corporate Governance” for further details on such exceptions.

As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We cannot predict with certainty the outcome or effect of any claim or other litigation or arbitration matter, including the one active claim described above, and the ultimate outcome of any litigation or arbitration or the potential costs to resolve it may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially. An increase in our taxes could have a material adverse effect on our earnings and cash flows from these operations. Moreover, in February 2023, the Marshall Islands was added to a list of non-cooperative jurisdictions for tax purposes, commonly referred to as the “EU blacklist.” Although the Marshall Islands was removed from the EU blacklist in October 2023, the effect of these developments, including whether the European Union will again add the Marshall Islands to the EU blacklist, any legislation that the Marshall Islands may enact with a view toward not again being added to (or being removed from) the EU blacklist, how the European Union may react to such legislation, and how counterparties will react to these developments, is unclear and could potentially have a material adverse effect on our business, financial condition and operating results.

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

Our success depends upon our and our management’s ability to hire and retain key members of our management team and the ability of our management team to devote sufficient time and attention to their respective roles in light of outside business interests. In particular, we are dependent upon the performance of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, who has outside business interests in Castor Ships and other ventures. Mr. Panagiotidis will continue to devote such portion of his business time and attention to our business as is appropriate and will also continue to devote substantial time to Toro’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Further, the loss of Mr. Panagiotidis, either to outside business interests or for unrelated reasons, or resignation of Mr. Panagiotidis from any of his current managerial roles could adversely affect our business prospects and financial condition. Any difficulty in hiring and retaining key personnel generally could also adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Risks Relating to our Preferred Shares

Our Series D Preferred Shares rank senior to our common shares with respect to dividends, distributions and payments upon liquidation and are convertible into our common shares, which could have an adverse effect on the value of our common shares.

Dividends on the Series D Preferred Shares accrue and are cumulative from their issue date and are payable quarterly on each distribution payment date declared by the Board, out of funds legally available for such purpose. See “Item 10. Additional Information—A. Memorandum and Articles of Association—Description of Series D Preferred Shares” for a full description of the dividend rate and periods of the Series D Preferred Shares.

The rights of the holders of our Series D Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series D Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common shares until we have paid to holders of our Series D Preferred Shares a liquidation preference equal to $1,000 per share plus accumulated and unpaid dividends.

In addition, our Series D Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and after the first anniversary of their issue date. The conversion of our Series D Preferred Shares could result in significant dilution to our shareholders at the time of conversion. See also “—Risks Relating to our Common Shares—Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.”

Accordingly, the existence of the Series D Preferred Shares and the ability of a holder to convert the Series D Preferred Shares into common shares on or after the first anniversary of their issue date could have a material adverse effect on the value of our common shares. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series D Preferred Shares” for a more detailed description of the Series D Preferred Shares.

Risks Relating To Our Common Shares

Our share price has recently been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has recently been volatile and may continue be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. During 2022, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $1.08 per share on January 27, 2022 to an intra-day high of $2.40 per share on April 19, 2022. On December 30, 2022, the closing price of our common shares was $1.12 per share. During 2023, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $0.285 per share on November 13, 2023 to an intra-day high of $1.45 per share on March 6, 2023. On December 29, 2023, the closing price of our common shares was $0.425 per share. Further, significant historical fluctuations in the market price of our common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. Additionally, this volatility has periodically resulted in us not being in compliance with the Nasdaq Capital Market’s $1.00 per share minimum bid minimum. See “—Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions” for further information.

The market volatility and trading patterns we have experienced may create several risks for investors, including but not limited to the following:

•	the market price of our common shares may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;

•
to the extent volatility in our common shares is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common shares as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated;

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

•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

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

Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

Over the past few years, we have issued and sold large quantities of our common shares pursuant to public and private offerings of our equity and equity-linked securities. The Company had 96,623,876 issued and outstanding common shares as of December 31, 2023. Upon the exercise of our outstanding warrants, the Company may issue up to an additional 10,393,114 common shares. Additionally, the Company has an authorized share capital of 1,950,000,000 common shares that it may issue without further shareholder approval. Moreover, the Series D Preferred Shares issued on August 7, 2023 are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and after the first anniversary of their issue date. Subject to certain adjustments, the conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $0.70 and (ii) the 5 day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30 per common share. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series D Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. If converted by Toro, Toro will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Issuance of Series D Preferred Shares and Dividends to Toro.” The issuance of additional common shares upon conversion of the Series D Preferred Shares could result in significant dilution to our shareholders at the time of conversion.

Our business strategy may require the issuance of a substantial amount of additional shares. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

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

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law would.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving us would have to be initiated outside the Marshall Islands, and our shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

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

Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our Board to issue “blank check” preferred shares without shareholder approval;

•	providing for a classified Board with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	prohibiting any owner of 15% or more of our voting stock from engaging in a business combination with us within three years after the owner acquired such ownership, except under certain conditions;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and Bylaws.

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

In addition to the Rights above, we have issued 12,000 Series B Preferred Shares (representing all the issued and outstanding Series B Preferred Shares) to a company controlled by Petros Panagiotidis, Thalassa, each of which has the voting power of 100,000 common shares. The Series B Preferred Shares currently represent 92.5% of the aggregate voting power of our total issued and outstanding share capital and therefore grant Mr. Panagiotidis a controlling vote in most shareholder matters. See “—Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Further, lenders have imposed provisions prohibiting or limiting a change of control, subject to certain exceptions, on all of our credit facilities. See “—Our credit facilities contain, and we expect that any new or amended credit facility we may enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and can limit, or may limit the future, our business and financing activities.” Our management agreements similarly permit our fleet managers to terminate these agreements in the event of a change of control. For further information on our management agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions — Related Party Transactions” and Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

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

Our Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Petros Panagiotidis, may be deemed to be the ultimate beneficial owner of all of the 12,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. The Series B Preferred Shares currently represent 0.01% of our total issued and outstanding share capital and 92.5% of the aggregate voting power of our total as of the date of this Annual Report, issued and outstanding share capital. By his ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. Mr. Panagiotidis also controls Toro as he is the ultimate beneficial owner of over a majority of Toro’s outstanding common shares as of February 27, 2024 and of 40,000 Series B Preferred Shares, each carrying 100,000 votes, of Toro. The interests of Mr. Panagiotidis may be different from your interests.

We have ceased to qualify as an “emerging growth company” and will incur increased costs as a result.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements corporate governance requirements, including requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as well as rules and regulations implemented by the SEC and the Nasdaq Capital Market.

We ceased to be an “emerging growth company” on December 31, 2023. Accordingly, we are no longer eligible for reduced disclosure requirements and exemptions available to EGCs and, among other things, will formally become subject to new accounting pronouncement effective dates for non-EGCs. While we have determined that we are neither an accelerated filer nor a large accelerated filer (as such terms are defined under U.S. federal securities laws) and therefore not required to obtain an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, we nevertheless expect to incur additional legal, accounting, financial and other costs associated with being a public company that is not an EGC, including mandatory adoption of new accounting pronouncements. We may also incur costs associated with compliance with the requirements of additional disclosure requirements, including Section 404(b) of the Sarbanes-Oxley Act in the event that we determine that we have become an accelerated filer or large accelerated filer.

Further, investors may find our securities less attractive because of our reliance on the foregoing exemption from Section 404(b) of the Sarbanes-Oxley Act, as well as any other exemptions available to us under U.S. federal securities laws. This could contribute to a less active trading market for our securities and prices of the securities may be more volatile or decline.

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

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.

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

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2022, 2023 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Our Company”, we do not qualify for this exemption in view of our share structure based on the current wording of the applicable 883 regulation. We believe our share structure satisfies the intent and purpose of the 883 regulation and have filed a petition with the US Treasury to have the regulations amended to clearly encompass our share structure. However, there can be no assurance that our petition will be successful and that the exemption from tax under Section 883 of the Code will be available to us.

If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. If this tax were imposed for our 2022 and 2023 taxable year, we anticipate that U.S. source income taxes of approximately $388,669 and $177,794 would be recognized for the years ended December 31, 2022, and 2023, respectively, and we have included a provision for this amount in our annual consolidated financial statements. However, there can be no assurance that such taxes will not be materially higher or lower in future taxable years.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Business

Castor Maritime Inc. is a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk and containership cargoes.

As of December 31, 2023, our fleet consisted of 15 dry bulk carriers with a combined carrying capacity of 1.3 million dwt, consisting of one Capesize, five Kamsarmax and nine Panamax dry bulk vessels with an average age of 13.3 years, as well as two 2,700 TEU containerships with an aggregate cargo capacity of 0.1 million dwt and an average age of 18.3 years. On January 16, 2024, we completed the previously announced sale of the M/V Magic Moon by delivering the vessel to its new owners and on January 19, 2024, entered into two separate agreements with entities beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon and M/V Magic Nova for a gross sale price of $15.8 million and $16.1 million, respectively. On February 15, 2024, we also entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. Each of the M/V Magic Horizon and M/V Magic Nova is expected to be delivered to its respective new owner in the first quarter of 2024, while the M/V Magic Nebula is expected to be delivered to its new owner in the second quarter of 2024. Therefore, as of February 27, 2024, our fleet consisted of 14 dry bulk carriers with a combined carrying capacity of 1.2 million dwt with an average age of 13.0 years, inclusive of the M/V Magic Horizon, M/V Magic Nova and M/V Magic Nebula, M/V Magic Venus (which the Company agreed to sell to an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer on December 21, 2023) and M/V Magic Orion (which the Company agreed to sell to an unaffiliated third-party on December 7, 2023), and two 2,700 TEU containerships with an aggregate cargo capacity of 0.1 million dwt and an average age of 18.5 years.

Our principal executive office is at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. Our telephone number at that address is +357 25 357 767. Our website is www.castormaritime.com. This web address is provided as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this Annual Report.

For an overview of our fleet and information regarding the development of our fleet, including vessel acquisitions, please see “Item 4. Business Overview—B. Our fleet.”

The Spin-Off

On March 7, 2023, we effected the Spin-Off, whereby eight tanker-owning subsidiaries (each owning one tanker vessel) and Elektra Co. were contributed to a former wholly owned-subsidiary, Toro, in exchange for (i) the issuance to the Company of 9,461,009 common shares of Toro, (ii) the issuance to the Company of 140,000 Toro Series A Preferred Shares and (iii) the issuance to Pelagos, a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Toro, par value $0.001 per share, against payment of the par value of such shares. On such same day, we distributed on a pro rata basis all of the common shares of Toro received in connection with the Spin-Off to our holders of common stock of record at the close of business on February 22, 2023. Our common shareholders received one common share of Toro for every ten of our common shares held at the close of business on February 22, 2023. From March 7, 2023, we and Toro have operated as independent publicly traded companies each listed on the Nasdaq Capital Market.

Pursuant to a Contribution and Spin-Off Distribution Agreement entered into with Toro in connection with the Spin-Off, Toro replaced us as guarantor with effect from March 7, 2023 under an $18.0 million term loan facility entered into by Alpha Bank S.A. (“Alpha Bank”) and two of our former tanker-owning subsidiaries on April 27, 2021. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Toro.

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

Similarly, in connection with the Spin-Off, Toro’s board of directors resolved, among other things, to focus its efforts on the tanker shipping industry. This does not, however, preclude Toro from pursuing other opportunities,  and it subsequently entered into the LPG carrier industry.

The terms of the Spin-Off were negotiated and approved by a special committee of independent disinterested directors.

Equity and Financing Transactions

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares to Toro for aggregate consideration of $50.0 million in cash. This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed description of this transaction and the Series D Preferred Shares. During 2023, we paid $0.5 million in dividends to Toro in connection with the Series D Preferred Shares.

For a description of our recent equity transactions, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Equity Transactions.”

For more information about our borrowing activities, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” and Note 7 to the consolidated financial statements included elsewhere in this Annual Report.

Vessel Capital Expenditures

As of February 27, 2024, our fleet consisted of 14 dry bulk carriers, and two containership vessels, as during 2023 and up to the date of this Annual Report we sold six dry bulk vessels and we divested all of our tankers as a result of the Spin-Off.  For further information on vessel acquisitions / disposal and the series of financing transactions that enabled our vessel acquisitions, see “—B. Business Overview—Fleet Development” below and Notes 7 and 8 to our consolidated financial statements included in this Annual Report.

During the years ended December 31, 2021, 2022 and 2023, we made capital expenditures of approximately $0.6 million, $2.6 million and $0.1 million, respectively, primarily relating to the installation of ballast water treatment system (“BWTS”) on our vessels.

Nasdaq Listing Standards Compliance

On April 20, 2023, we received a notification from the Nasdaq that we were not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Requirement”) and were provided with 180 calendar days to regain compliance with it. On October 18, 2023, we received a notification letter from Nasdaq granting the Company an additional 180-day extension, until April 15, 2024, to regain compliance with Minimum Bid Price Requirement (the “Second Compliance Period”). We can cure this deficiency if the closing bid price of our common shares is $1.00 per share or higher for at least ten consecutive business days during the cure period. We intend to regain compliance with the Minimum Bid Price Requirement within the Second Compliance Period and are considering all available options, including a reverse stock split, for which we have received shareholder approval. During the Second Compliance Period, our common shares will continue to be listed and trade on the Nasdaq Capital Market and our business operations are not affected by receipt of the notification. If we do not regain compliance within the Second Compliance Period, our common shares will be subject to delisting by Nasdaq.

B.	BUSINESS OVERVIEW

During the years ended December 31, 2021, 2022 and 2023, we operated (i) dry bulk vessels that engaged in the worldwide transportation of commodities such as iron ore, coal, soybeans, etc., (ii) from the fourth quarter of 2022, containerships that are engaged in the transportation of containerized cargoes and, (iii) from the first quarter of 2021 until the completion of the Spin-Off, Aframax/LR2 tanker vessels that were engaged in the worldwide transportation of crude oil and (iv) from the second quarter of 2021 until the completion of the Spin-Off, Handysize tanker vessels that carried refined petroleum products.

With effect from the second quarter of 2023 and as a result of the contribution of our former Aframax/LR2 and Handysize segments to Toro, we determined that we operated in two reportable segments: (i) the dry bulk segment and (ii) the containership segment. These reportable segments reflect our internal organization and the way our chief operating decision maker reviews and analyzes operating results and allocates capital within the Company. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling of differ in important respects. We do not disclose geographic information relating to our segments because when we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Our Fleet

During the year ended December 31, 2023, our dry bulk vessels and containerships operated exclusively under time charter contracts. As of December 31, 2023, two of our dry bulk vessels were chartered in the spot trip time charter market, ten of our dry bulk vessels were fixed on period charter contracts in which the rate of daily hire is linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange, three of our dry bulk vessels were employed under index-linked period charters converted to a fixed rate and our two containerships were under fixed rate period charter contracts.

The following tables summarize key information about our fleet in each segment as of February 27, 2024:

Dry Bulk Segment

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Employment (1)	Gross Charter Rate ($/day)	Estimated Redelivery Date
						Earliest	Latest
M/V Magic Orion (3)	180,200	2006	Japan	TC period	101% of BCI5TC (2)	Jan-24(2)	Apr-24
M/V Magic Venus(3)	83,416	2010	Japan	TC period	$11,300 per day (4)	Apr-24	Jul-24
M/V Magic Thunder	83,375	2011	Japan	TC period	$11,500 (5)	Sep-24	-(13)
M/V Magic Perseus	82,158	2013	Japan	TC period	$13,850 (6)	Sep-24	-(13)
M/V Magic Starlight	81,048	2015	China	TC period	$10,725 (7)	Jun-24	-(14)
M/V Magic Nebula (3)	80,281	2010	Korea	TC trip	$14,000	Apr-24	May-24
M/V Magic Nova(3)	78,833	2010	Japan	TC period	101% of BPI4TC (8)	Apr-24	-(14)
M/V Magic Mars	76,822	2014	Korea	TC period	$12,648 (9)	May-24	-(14)
M/V Magic Horizon(3)	76,619	2010	Japan	TC period	103% of BPI4TC	Mar-24	-(15)
M/V Magic P	76,453	2004	Japan	TC period	$11,904 (10)	May-24	-(14)
M/V Magic Vela	75,003	2011	China	TC period	95% of BPI4TC	May-24	Aug-24
M/V Magic Eclipse	74,940	2011	Japan	TC period	100% of BPI4TC	Mar-24	Jun-24
M/V Magic Pluto	74,940	2013	Japan	TC period	$14,050 (11)	Sep-24	-(13)
M/V Magic Callisto	74,930	2012	Japan	TC period	$12,524 (12)	Apr-24	Jul-24

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics. Based on the terms of charter, the estimated earliest redelivery date for the M/V Magic Orion was January 2024.

(3)
We agreed to sell the M/V Magic Orion, M/V Magic Venus, M/V Magic Nova, M/V Magic Horizon and M/V Magic Nebula on December 7, 2023, December 21, 2023, January 19, 2024, January 19, 2024 and February 15, 2024 respectively. The vessels are still employed under their existing charter parties and are each expected to be delivered to their new owners during the first quarter of 2024, apart from the M/V Magic Nebula which is expected to be delivered to its new owner during the second quarter of 2024.

(4)
The vessel’s daily gross charter rate is equal to 100% of Baltic Panamax Index 5TC routes (“BPI5TC”). The benchmark vessel used in the calculation of the average of the BPI5TC is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics. In accordance with the prevailing charter party, on November 13, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $11,300 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(5)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC. In accordance with the prevailing charter party, on November 17, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $11,500 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 19, 2024, we converted the index-linked rate to fixed from April 1, 2024 until June 30, 2024 at a rate of $16,200 per day. Thereafter, the rate will be converted back to index-linked.

(6)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC. In accordance with the prevailing charter party, on November 29, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024, at a rate of $13,850 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 17, 2024, we converted the index-linked rate to fixed from April 1, 2024 until June 30, 2024 at a rate of $16,300 per day. Thereafter, the rate will be converted back to index-linked.

(7)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC. In accordance with the prevailing charter party, on November 10, 2023, we converted the index-linked rate to fixed from January 1, 2024, until March 31, 2024, at a rate of $10,725 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 12, 2024, we converted the index-linked rate to fixed from April 1, 2024 until June 30, 2024 at a rate of $14,600 per day. Thereafter, the rate will be converted back to index-linked.

(8)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(9)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024, until March 31, 2024, at a rate of $12,648 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 16, 2024, we converted the index-linked rate to fixed from April 1, 2024 until June 30, 2024 at a rate of $14,750 per day. Thereafter, the rate will be converted back to index-linked.

(10)
The vessel’s daily gross charter rate is equal to 96% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024, until March 31, 2024, at a rate of $11,904 per day. In accordance with the prevailing charter party, on February 6, 2024, we converted the index-linked rate to fixed from April 1, 2024 until September 30, 2024 at a rate of $15,150 per day. Upon completion of these periods, the rate will be converted back to index‑linked rate.

(11)
The vessel’s daily gross charter rate is equal to 100% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $14,050 per day. Upon completion of this period, the rate will be converted back to index‑linked rate.

(12)
The vessel’s daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $12,524 per day. Upon completion of this period, the rate will be converted back to index‑linked rate.

(13)
The earliest redelivery under the prevailing charter party is 9 months after delivery. Thereafter, both we and the charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(14)
The earliest redelivery under the prevailing charter party is 7 months after delivery. Thereafter, both we and the charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(15)
The earliest redelivery under the prevailing charter party is 8 months after delivery. Thereafter, both we and the charterers have the option to terminate the charter by providing 3 months written notice to the other party.

Containership Segment

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of employment	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Containership Segment
M/V Ariana A	38,117	2005	Germany	TC period	$16,000	May-24	Jun-24
M/V Gabriela A	38,121	2005	Germany	TC period	$26,350	Feb-24	May-24

Fleet Development

Vessel Acquisitions

During the years ended December 31, 2021 and 2022, we implemented our strategic fleet growth plan by acquiring the vessels listed below:

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

Vessel Disposals

During the year ended December 31, 2023, we sold a number of our older vessels to unaffiliated third-parties as listed below:

Dry Bulk Carriers
2023 Disposals
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Sale Price (in million)	Delivery Date
Magic Phoenix	Panamax	76,636	2008	Japan	$14.0	27/11/2023
Magic Argo	Kamsarmax	82,338	2009	Japan	$15.75	14/12/2023
Magic Twilight	Kamsarmax	80,283	2010	S. Korea	$17.5	20/07/2023
Magic Rainbow	Panamax	73,593	2007	China	$12.6	18/04/2023
Magic Sun	Panamax	75,311	2001	S. Korea	$6.55	14/11/2023

In addition, on December 7, 2023, we entered into an agreement with an unaffiliated third-party for the sale of the M/V Magic Orion for a gross sale price of $17.4 million and on December 21, 2023, we entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus for a price of $17.5 million. Further, on January 16, 2024, we completed the previously announced sale of the M/V Magic Moon by delivering the vessel to its new owners and on January 19, 2024, entered into two separate agreements with entities beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon and M/V Magic Nova for a gross sale price of $15.8 million and $16.1 million, respectively. On February 15, 2024, we also entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. Each of these vessels is expected to be delivered to its new owner in the first quarter of 2024, apart from the M/V Magic Nebula which is expected to be delivered to its new owner during the second quarter of 2024. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Vessel Disposals and Acquisitions.”

Chartering of our Fleet

We actively market our vessels, in the short, medium and long-term period time charter markets in order to secure optimal employment in the shipping markets in which our vessels actively participate and our commercial strategy focuses on deploying our fleet in both the spot and period markets according to our assessment of market conditions. We utilize and expect to continue to utilize various types of employment for our vessels and adjust the mix of charter types to take advantage of the relatively stable cash flows and high utilization rates associated with fixed rate period time charters or to profit from attractive spot trip or index-linked charter rates during periods of strong charter market conditions.

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

Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. We have also recently engaged in time charter contracts with a minimum period, with owners/charterers option to terminate the charter with three months’ written notice to the other party thereafter. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We typically enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under our time charter contracts, whereby our vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts. The majority of our dry-bulk vessels are currently fixed on period charter contracts, with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for us to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum duration of the charter contract, according to the average of the Freight Forward Agreement forward curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversions clause of our dry bulk fleet provide flexibility and allow us to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cashflow when the rate has been converted to fixed over a certain period. We also fix, from time to time, a number of our dry bulk vessels on spot time charter trips. Our two containership vessels are currently employed under period time charter contracts.

For further information on our charters and charter terms, please refer to “Management’s Discussion and Analysis of Financial Condition and Operating Results—Hire Rates and the Cyclical Nature of the Industry” and  Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

In exchange for the above management services, we and our subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of our business, (ii) a daily fee of $925 per containership and dry bulk vessel and until March 7, 2023, paid $975 per tanker vessel for the provision of ship management services under separate ship management agreements entered into by our shipowning subsidiaries, (iii) a commission of 1.25% on all gross income received from the operation of our vessels and (iv) a commission of 1% on each consummated sale and purchase transaction. The Ship Management Fees and Flat Management Fee were adjusted under the terms of the Amended and Restated Master Management Agreement and as of July 1, 2023, the Ship Management Fee increased from $925 per vessel to $986 per containership and dry bulk vessel and the Flat Management Fee increased from $0.75 million to $0.8 million.

  As of February 27, 2024, Castor Ships co-managed our dry bulk vessels with Pavimar and had subcontracted the technical management of our two containerships to a third-party ship-management company. Castor Ships pays, at its own expense, such third-party technical management company a fee for the services it has subcontracted to it, without burdening the Company with any additional cost, while Pavimar is paid directly from the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel for its co-management services, with the residual amount of $386 of the agreed daily ship management fee paid to Castor Ships.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Notes 1 and 4 to our consolidated financial statements included elsewhere in this Annual Report.

Environmental and Other Regulations in the Shipping Industry

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, regional, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such international conventions, laws, regulations, insurance and other requirements entails significant expense, including for vessel modifications and the implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits, certificates and approvals could require us to incur substantial costs or result in the temporary suspension of the operation of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, European Union, and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition, and operating results.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker, containers, LPG and LNG carriers, among other vessels, and includes six Annexes, each of which regulates a different source of pollution. Annex I relates to operational or accidental oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI, which relates to air emissions, was separately adopted by the IMO in September of 1997. New emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air emissions from vessels. Effective May 2005, Annex VI sets limits on sulfur dioxide, nitrogen oxide and other emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special emission control areas to be established with more stringent limits on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers and shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these requirements.

The Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding emissions of sulfur dioxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships not equipped with exhaust gas cleaning systems were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this Annual Report, our vessels are not equipped with scrubbers and have transitioned to burning IMO compliant fuels.

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

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some respects stricter) emissions standards in 2010. As all of our vessels were built prior to 2016, they are not affected by Tier III requirements from an operational perspective. While our vessels are currently in compliance with Tier I or II NOx standards, we may acquire additional vessels that are not in compliance with such regulations or become subject to additional trading restrictions applicable to our existing vessels, either of which may cause us to us incur additional capital expenses and/or other compliance costs.

At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some respects stricter) emissions standards in 2010. As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap for developing its strategy to reduce greenhouse gas emissions from ships. The 2023 IMO GHG Strategy seeks a reduction in carbon intensity of international shipping as an average across international shipping, by at least 40% by 2030. Related measures are discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 approved draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.

In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to its latest announcement, IMO plans to initiate measures to reduce carbon intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have high future environmental compliance costs.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated E for three consecutive years would have to submit a corrective action plan to show how the required index (D or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed for 2023, with the first rating given in 2024. We are also required to comply with requirements relating to new European Union Emissions Trading Scheme (“EU ETS”) regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024, with an implementation scheme of 40% of emissions, followed by 70% of emissions in 2025 and ending in 2026 with 100% of the emissions produced by these voyages.

We may incur costs to comply with these revised standards including the introduction of new emissions software platform applications which will enable continuous monitoring of CIIs as well as automatic generation of CII reports, amendment of SEEMP part II plans and adoption and implementation of ISO 500001 procedures. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, cash flows, financial condition, and operating results.

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

Fuel Regulations in Arctic Waters

MEPC 76 adopted amendments to MARPOL Annex I (addition of a new regulation 43A) to introduce a prohibition on the use and carriage for use as fuel of heavy fuel oil (HFO) by ships in Arctic waters on and after July 1, 2024. The prohibition will cover the use and carriage for use as fuel of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Ships engaged in securing the safety of ships, or in search and rescue operations, and ships dedicated to oil spill preparedness and response are exempt. Ships which meet certain construction standards with regard to oil fuel tank protection would need to comply on and after July 1, 2029.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Significant costs may be incurred to comply with these regulations. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. As of December 31, 2022 and 2023, we had made $2.6 million and $0.1 million in capital expenditures relating to the installation of BWTS on our vessels.  For further information on these installations, see “A. History and Development of the Company—Fleet Development and Vessel Capital Expenditures.”

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

 We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, our vessels were ISM Code certified through Pavimar, the technical operator of our dry bulk vessels, and the third-party managers for containership vessels. The technical managers have obtained the documents of compliance in order to operate the vessels in accordance with the ISM Code and all other international and regional requirements that are applicable to our vessels. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages but such caps do not apply to direct cleanup costs. Effective December 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. However, these limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations. In 2023 the BSSE issued a final Well Control Rule which revises or rescinds certain modifications that were made in the 2019 rule. The effects of these proposals and changes are currently unknown. On January 27, 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. On April 18, 2022 the Bureau of Land Management resumed oil and gas leasing on a much reduced basis and, in September 2023, a record low of just three offshore lease sales over the next five years were unveiled. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of standards. Though the EPA issued a notice of proposed rulemaking in October 2020 and a supplemental notice of proposed rulemaking in October 2023 (whose comment period closed on December 18, 2023), as of December 31, 2023, the EPA has not promulgated a final rule on new discharge standards and the USCG has not developed implementation, compliance and enforcement regulations. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of additional ballast water treatment equipment on our vessels which have not already installed this equipment or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures or may otherwise have to restrict certain of our vessels from entering U.S. waters.

California Air Resources Board (CARB) regulation

The California Air Resources Board regulation for reducing emissions from diesel auxiliary engines on ships while at-berth is applicable for container vessels from January 1, 2023. Effective January 1, 2025, every dry bulk carrier and oil tanker vessel approaching California ports must be also equipped with shore power supply.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, with certain exceptions for warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except in the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. This will require shipowners to buy permits to cover these emissions. On July 14, 2021, the EU Commission proposed legislation to amend the EU ETS to include shipping emissions which was phased in beginning in 2023. In January 2024, EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, regardless of the flag they fly.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect greenhouse gas emissions and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but the Trump administration withdrew from the Paris Agreement effective November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including: (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieving the overall ambition. The MEPC 76 adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, in line with the targets established in the 2018 Initial IMO Strategy for Reducing GHG Emissions from Ships and provide important building blocks for future GHG reduction measures. The new measures will require all ships to calculate their EEXI following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (CII) and CII rating. Carbon intensity links the GHG emissions to the transport work of ships. These regulations could cause us to incur additional substantial expenses.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, U.S. President Trump sought to eliminate elements of the EPA’s plan to cut greenhouse gas emissions and rolled back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, the Biden administration directed the EPA to publish a rules suspending, revising, or rescinding certain of these regulations. The EPA or individual U.S. states could enact additional environmental regulations that would affect our operations.

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

International Labor Organization

The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. Our vessels are certified as per MLC 2006 and, we believe, in substantial compliance with the MLC 2006.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia in the Gulf of Aden and off the coast of Nigeria in the Gulf of Guinea. Furthermore, costs of vessel security measures have been affected by the geopolitical conflicts in the Middle East and maritime incidents in and around the Red Sea, including off the coast of Yemen in the Gulf of Aden where vessels have faced an increased number of armed attacks targeting Israeli and US-linked ships, as well as Marshall Islands’ flagged vessels. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to dry bulk carriers and containerships contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by the applicable IACS Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, Det Norske Veritas, Nippon Kaiji Kyokai, etc.).

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles. We do not and do not expect to obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels.

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

Competition

We operate in markets that are highly competitive, in part due to the fact that ownership of dry bulk is highly fragmented and ownership of containership vessels is moderately fragmented. The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources, capabilities or experience.

We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships our reputation as an owner and operator. Demand for dry bulk and containerships fluctuates in line with the main patterns of trade of the major dry bulk and containerships cargoes and varies according to supply and demand for such products.

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

Seasonality

Based on the Company’s historical data and industry trends, we expect demand for our dry bulk vessels and containerships to continue to exhibit seasonal variations and, as a result, charter and freight rates to fluctuate. These variations may result in quarter-to-quarter volatility in our operating results for the vessels in our business segments when trading in the spot trip or period time charter when a new time charter is being entered into. Seasonality in the sectors in which we operate could materially affect our operating results and cash flows.

C.	ORGANIZATIONAL STRUCTURE

We were incorporated in the Republic of the Marshall Islands in September 2017, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this Annual Report.

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

For a discussion of our results for the year ended December 31, 2022, compared to the year ended December 31, 2021, please see “—A. Operating Results – Year ended December 31, 2022 as compared to year ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 8, 2023.

On March 7, 2023, we distributed on a pro rata basis all common shares of Toro received in connection with the Spin-Off to our holders of common stock of record at the close of business on February 22, 2023. As a result, as of and from March 7, 2023, our business is comprised of two reportable segments, Dry bulk and Containerships. For more information, please see Item 4. Information on the Company—A. History and Development of the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Notes 1 and 3 to our consolidated financial statements included elsewhere in this Annual Report. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments and assets and liabilities that were part of the Spin-Off are reported as discontinued operations for all periods presented.

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements.” Actual results, cash flows, financial position, events or conditions may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.”

A.	OPERATING RESULTS

Business Overview and Fleet Information

During the fourth quarter of 2022, we established our containership operations through the acquisition of two containerships. As a result, as of December 31, 2023, we operated in two reportable segments: (i) the dry bulk segment and (ii) the containership segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of containerized products, which are carried by containerships. Furthermore, the nature of trade, as well as the trading routes, charterers and cargo handling, is different in the containership segment and the dry bulk segment.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping segments in which we operate;

-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-
The successful implementation of the Company’s business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-	The global economic growth outlook and trends, such as price inflation and/or volatility;

-
Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container segments, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea;

-	The employment and operation of our fleet including the utilization rates of our vessels;

-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our fleet as our charters expire or are otherwise terminated;

-
Management of the financial, operating, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient technical management of our fleet by our head and sub-managers, and their suppliers;

-	The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-	Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-	The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases and governmental responses thereto; and

-
The performance of the listed equity securities in which the Company currently has investments, which is subject to market risk and price volatility, and may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty.

Hire Rates and the Cyclical Nature of the Industry

One of the factors that impacts our profitability is the hire rates at which we are able to fix our vessels. The shipping industry is cyclical with attendant volatility in charter hire rates and, as a result, profitability. The dry bulk and container sectors have both been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.

The degree of charter rate volatility among different types of dry bulk and container vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by oceangoing vessels internationally. The factors and the nature, timing, direction and degree of changes in industry conditions affecting the supply and demand for vessels are unpredictable to a great extent and outside our control.

Our vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues for the year ended December 31, 2023, consisted of hire earned under time charter contracts, where charterers pay a fixed or index-linked daily hire, and other compensation costs related to the contracts (such as ballast positioning compensation, holds cleaning compensation, etc.). For further details on these arrangements, refer to “Item 4. Information on the Company—A. Business Overview—Chartering of our Fleet.”

Our future gross revenues may be affected by our commercial strategy including the decisions regarding the mix of different vessel types in our fleet and the employment mix of our fleet including among the spot market and time charters. See Note 14 to our consolidated financial statements included elsewhere in this Annual Report for further details regarding segment revenues. Year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the Daily TCE Rate provides a more accurate measure for comparison and such measure is one of the metrics used by our management to assess the performance of our business and segments. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure). Refer to “—Important Measures and Definitions for Analyzing Results of Operations” for its description and a reconciliation to its most directly comparable GAAP measure, total vessel revenue.

The Dry Bulk Industry

The Baltic Dry Index (“BDI”) is a shipping freight-cost index used as a benchmark in the dry bulk industry. The BDI as at December 23, 2022, and December 22, 2023 was 1,515 points and 2,094 points, respectively, and the BDI recorded an annual high of 3,346 points on December 4, 2023 and a low of 530 points on February 16, 2023. As of February 27, 2024, the BDI stood at 1,899 points. China ending its “zero COVID” policy during 2023 did not result in increased demand of raw materials. In addition, port congestion eased at the majority of ports around the world and docking repairs and crew changes resumed to pre-pandemic levels. The global dry cargo fleet deadweight carrying capacity for 2023 increased by approximately 3%, which is a lower rate of increase relative to the substantial increases observed during the early 2000s and mid-2010s. Global seaborne trade of dry bulk commodities increased by approximately 4%. The volatility in charter rates in the dry bulk market affects the value of dry bulk vessels, which follows the trends of dry bulk charter rates, and similarly affects our earnings, cash flows and liquidity.

The Containership Industry

Container shipping markets continued declining in 2023, particularly during the second half of 2023 following exceptional highs in 2022. Freight and charter rates remain weak on the back of an 8% increase in the deadweight carrying capacity of the world container fleet during 2023, which was effectively double the 4% increase experienced in 2022. Freight and charter rates were also negatively impacted in 2023 due to severe pressure on the global box trade as a result of the weak macroeconomic outlook and elevated inflation rates, as well as the easing of port congestion and logistical disruptions. On the other hand, demand for seaborne container trade in 2023 saw a slight increase from 2022, increasing by 1.6% to 8,625 in billion-tonne miles in 2023 from 8,537 in billion tonne miles in 2022. The container freight markets have slightly strengthened since late December 2023 due to the rerouting of vessels away from the Red Sea and Gulf of Aden, which had a major impact as vessels that were trading on East-West routes are now completing their trades via longer alternative routes (through the Cape of Good Hope). This caused the average haul of container trade to rise by an estimated 9% since mid-December 2023.

Employment and operation of our fleet

The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. Our customer base is currently and historically has been concentrated to a small number of charterers, in part due to the fact that we are a new entrant to the containership shipping industry. In particular, for the years ended December 31, 2023 and 2022, we derived 90% and 75%, respectively, of our dry bulk segment operating revenues from three charterers. Further, for the years ended December 31, 2023 and 2022, we derived 100% of our containership segment operating revenues from two and one charterers, respectively. See Note 1 to the consolidated financial statements included elsewhere in this Annual Report for further information regarding our charterer concentration.

The effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on-shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

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

Because many of the foregoing factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are currently generated solely from time charters, though vessels have and may be employed under voyage charters in the future. Vessels operating on fixed time charters for a certain period provide more predictable cash flows over that period. Total vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market.

For a breakdown of vessel revenues for the year ended December 31, 2023, please refer to Notes 3 and 14 to our consolidated financial statements included elsewhere in this Annual Report. For a description of time charters, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”

Voyage expenses. Our voyage expenses primarily consist of brokerage commissions paid in connection with the chartering of our vessels. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses from time to time, such as for bunkers, when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet as provided in the Ship Management Agreements.

Off-hire. The period a vessel in our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

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

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Total vessel revenues, the most directly comparable U.S. GAAP measure.

Daily vessel operating expenses. Daily vessel operating expenses are a measure of the average daily expenses of a vessel and are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income/(Loss), the most directly comparable U.S. GAAP measure.

The Daily TCE Rate and EBITDA are non-GAAP measures used by management to assess the performance of our business and segments. The following tables reconcile the Daily TCE Rate and operational metrics of the Company on a consolidated basis and per operating segment for the year ended December 31, 2023, and their comparative information (where applicable), and our consolidated EBITDA to the most directly comparable GAAP measures for the periods presented (amounts in U.S. dollars, except for share data, utilization and days).

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated (continuing operations)

	Year Ended December 31,
	2022	2023
Total vessel revenues	$150,216,130	$97,515,511
Voyage expenses - including commissions to related party	(3,721,277)	(5,052,228)
TCE revenues	$146,494,853	$92,463,283
Available Days	7,175	7,483
Daily TCE Rate	$20,417	$12,356

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Year Ended December 31,
	2022	2023
Total vessel revenues	$148,930,997	$82,996,018
Voyage expenses - including commissions to related party	(3,649,944)	(4,425,879)
TCE revenues	$145,281,053	$78,570,139
Available Days	7,105	6,777
Daily TCE Rate	$20,448	$11,594

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

	Year Ended December 31,
	2022	2023
Total vessel revenues	$1,285,133	$14,519,493
Voyage expenses - including commissions to related party	(71,333)	(626,349)
TCE revenues	$1,213,800	$13,893,144
Available Days	70	706
Daily TCE Rate	$17,340	$19,679

Operational Metrics — Consolidated (continuing operations)

	Year Ended December 31,
	2022	2023
Daily vessel operating expenses	$5,601	$5,583
Ownership Days	7,367	7,507
Available Days	7,175	7,483
Operating Days	7,125	7,433
Fleet Utilization	99%	99%
Daily TCE Rate	$20,417	$12,356
EBITDA	$91,790,822	$51,607,538

Operational Metrics — Dry Bulk Segment

	Year Ended December 31,
	2022	2023
Daily vessel operating expenses	$5,577	$5,441
Ownership Days	7,297	6,777
Available Days	7,105	6,777
Operating Days	7,056	6,727
Fleet Utilization	99%	99%
Daily TCE Rate	$20,448	$11,594

Operational Metrics — Containership Segment

	Year Ended December 31,
	2022	2023
Daily vessel operating expenses	$8,024	$6,900
Ownership Days	70	730
Available Days	70	706
Operating Days	69	706
Fleet Utilization	99%	99%
Daily TCE Rate	$17,340	$19,679

Reconciliation of EBITDA to Net Income — Consolidated (continuing operations)

	Year Ended December 31,
	2022	2023
Net Income	$66,540,925	$21,303,156
Depreciation and amortization	18,535,237	22,076,831
Interest and finance costs, net (1)	6,325,991	8,049,757
Income taxes	388,669	177,794
EBITDA	$91,790,822	$51,607,538

(1)	Includes interest and finance costs and interest income, if any.

Consolidated Results of Operations

Following the completion of the Spin-Off, the historical results of operations and the financial position of Toro Corp. and the Aframax/LR2 and Handysize segments for periods prior to the Spin-Off are presented as discontinued operations. For information on our discontinued operations, see Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

Year ended December 31, 2023, as compared to the year ended December 31, 2022

(In U.S. Dollars, except for number of share data)	Year ended December 31, 2022	Year ended December 31, 2023	Change- amount	Change %
Total vessel revenues	$150,216,130	$97,515,511	$52,700,619	35.1%
Expenses:
Voyage expenses (including commissions to related party)	(3,721,277)	(5,052,228)	1,330,951	35.8%
Vessel operating expenses	(41,259,554)	(41,913,628)	654,074	1.6%
Management fees to related parties	(6,562,400)	(7,167,397)	604,997	9.2%
Depreciation and amortization	(18,535,237)	(22,076,831)	3,541,594	19.1%
General and administrative expenses (including costs from related party)	(7,043,937)	(5,681,371)	1,362,566	19.3%
Net gain on sale of vessels	—	6,383,858	6,383,858	100%
Operating income	$73,093,725	$22,007,914	$51,085,811	69.9%
Interest and finance costs, net	(6,325,991)	(8,049,757)	1,723,766	27.2%
Other income (1)	161,860	7,522,793	7,360,933	4547.7%
Income taxes	(388,669)	(177,794)	210,875	54.3%
Net income and comprehensive income from continuing operations, net of taxes	$66,540,925	$21,303,156	$45,237,769	68.0%
Net income and comprehensive income from discontinued operations, net of taxes	$52,019,765	$17,339,332	$34,680,433	66.7%
Net income and comprehensive income	$118,560,690	$38,642,488	$79,918,202	67.4%

(1)      Includes aggregated amounts for foreign exchange losses / (gains), unrealized gains from equity securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues decreased to $97.5 million in the year ended December 31, 2023 from $150.2 million in the same period of 2022. This decrease was largely driven by the drop in prevailing charter rates of our dry bulk vessels. During the year ended December 31, 2023, our fleet earned on average a Daily TCE Rate of $12,356, compared to an average Daily TCE Rate of $20,417 earned during the same period in 2022. The decrease has been partly offset by the net increase in our Available Days from 7,175 days in the year ended December 31, 2022, to 7,483 days in the year ended December 31, 2023, following the acquisition of the two containerships that were delivered to the Company in November 2022 as partly offset by the sale to unaffiliated third-parties of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023 and (v) M/V Magic Argo on December 14, 2023.

Voyage expenses – Voyage expenses increased by $1.3 million, to $5.0 million in the year ended December 31, 2023, from $3.7 million in the corresponding period of 2022. This increase in voyage expenses is mainly associated with the decrease of gain on bunkers by $3.8 million and partly offset by: (i) decreased bunkers consumption and (ii) decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above.

Vessel operating expenses – The increase in operating expenses by $0.6 million to $41.9 million in the year ended December 31, 2023, from $41.3 million in the same period of 2022 mainly reflects the increase in the Ownership Days of our fleet to 7,507 days in the year ended December 31, 2023, from 7,367 days in the same period in 2022, partially offset by a decrease in repairs, spares and maintenance costs for certain of our vessels.

Management fees – Management fees in the year ended December 31, 2023 amounted to $7.2 million, whereas, in the same period of 2022, management fees totaled $6.6 million. This increase in management fees is due to (i) an increase in the total number of Ownership Days following the acquisition of the two containerships in late 2022, as offset by the sale of the dry bulk vessels mentioned above and (ii) the adjustment of management fees under the terms of  the Amended and Restated Master Management Agreement effected on July 1, 2023, from $925 per vessel per day to $986 per vessel per day. On July 28, 2022, we entered into an amended and restated master management agreement with Castor Ships, with effect from July 1, 2022, (the “Amended and Restated Master Management Agreement”). Our vessel-owning subsidiaries each also entered into new ship management agreements with Castor Ships. For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services.”

Depreciation and amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses increased to $19.9 million in the year ended December 31, 2023 from $16.6 million in the same period of 2022. The increase by $3.3 million reflects the increase of $4.6 million in depreciation expense as a result of the increase in the Ownership Days of our fleet following the acquisition of the two containerships and was mainly offset by a decrease of $1.3 million in depreciation expense of the dry bulk vessels following the sale of dry bulk vessels discussed above. Dry-dock and special survey amortization charges amounted to $2.2 million for the year ended December 31, 2023, compared to a charge of $2.0 million in the respective period of 2022. This variation in dry-dock amortization charges primarily resulted from the increase in the number of dry docks that our dry bulk vessels underwent throughout the year ended December 31, 2022, which resulted in an increase in aggregate amortization days to 2,361 days in the year ended December 31, 2023, from 2,022 days in the year ended December 31, 2022.

General and administrative expenses – The decrease in General and administrative expenses by $1.3 million, to $5.7 million in the year ended December 31, 2023, from $7.0 million in the same period of 2022 mainly reflects the decrease in professional fees by $2.1 million, which primarily related to the Spin-Off, partially offset by the increase in our administrative fees under the Amended and Restated Master Management Agreement by $1.0 million.

Net gain on sale of vessels - On April 18, 2023, we concluded the sale of the M/V Magic Rainbow which we sold, pursuant to an agreement dated March 13, 2023, for cash consideration of $12.6 million. The sale resulted in net proceeds to the Company of $12.0 million and the Company recorded a net gain on the sale of $3.2 million. On July 20, 2023, we concluded the sale of the M/V Magic Twilight, sold pursuant to an agreement dated June 2, 2023 for cash consideration of $17.5 million. The sale resulted in net proceeds to the Company of $16.7 million and the Company recorded a net gain on the sale of $3.2 million. On November 14, 2023, we concluded the sale of the M/V Magic Sun, sold pursuant to an agreement dated October 6, 2023 for cash consideration of $6.55 million. The sale resulted in net proceeds to the Company of $6.3 million and the Company recorded a net gain on the sale of $0.7 million. On November 27, 2023, we concluded the sale of the M/V Magic Phoenix, sold pursuant to an agreement dated October 16, 2023 for cash consideration of $14.0 million. The sale resulted in net proceeds to the Company of $13.3 million and the Company recorded a net loss on the sale of $3.3 million. On December 14, 2023, we concluded the sale of the M/V Magic Argo, sold pursuant to an agreement dated September 22, 2023 for cash consideration of $15.75 million. The sale resulted in net proceeds to the Company of $15.3 million and the Company recorded a net gain on the sale of $2.6 million. Please also refer to Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Interest and finance costs, net – The increase by $1.7 million to $8.0 million in net interest and finance costs in the year ended December 31, 2023, as compared with $6.3 million in the same period of 2022, is mainly due to an increase in the weighted average interest rate on our debt from 5.1% in the year ended December 31, 2022, to 8.5% in the year ended December 31, 2023, partly offset by (i) an increase in interest we earned from time deposits due to increased interest rates and (ii) the drop in our weighted average indebtedness from $130.4 million in the year ended December 31, 2022 to $116.2 million in the year ended December 31, 2023.

Other income – Other income in the year ended December 31, 2023 amounted to $7.5 million and mainly includes (i) an unrealized gain of $5.1 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $1.3 million and (iii) dividend income of $1.2 million from our investment in the Toro Series A Preferred Shares. We did not hold any investment in equity securities during the year ended December 31, 2022.

Net income from discontinued operations – Net income from discontinued operations decreased by $34.7 million to $17.3 million in the period from January 1 through March 7, 2023, as compared to $52.0 million in the year ended December 31, 2022. For an analysis of the amounts recorded in respect of discontinued operations in the period from January 1 through March 7, 2023, and in the year ended December 31, 2022, please also refer to Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

Segment Results of Operations

Year ended December 31, 2023, as compared to the year ended December 31, 2022 —Dry Bulk Segment

(in U.S. Dollars)	Year ended December 31, 2022	Year ended December 31, 2023	Change- amount	Change %
Total vessel revenues	148,930,997	82,996,018	65,934,979	44.3%
Expenses:
Voyage expenses (including commissions to related party)	(3,649,944)	(4,425,879)	775,935	21.3%
Vessel operating expenses	(40,697,898)	(36,876,772)	3,821,126	9.4%
Management fees to related parties	(6,481,000)	(6,469,699)	11,301	0.2%
Depreciation and amortization	(18,039,966)	(16,689,989)	1,349,977	7.5%
Net gain on sale of vessels	—	6,383,858	6,383,858	100.0%
Segment operating income(1)	80,062,189	24,917,537	55,144,652	68.9%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues – Total vessel revenues for our dry bulk fleet decreased to $83.0 million in the year ended December 31, 2023 from $148.9 million in the same period of 2022. This decrease was largely driven by the weaker charter hire rates that our dry bulk fleet earned in the year ended December 31, 2023 as compared with those earned during the same period of 2022. This decrease during the year ended December 31, 2023 was due in part to our dry bulk fleet earning an average Daily TCE Rate of $11,594 during the year ended December 31, 2023, compared to an average Daily TCE Rate of $20,448 earned during the same period in 2022. The drop in revenues was also the result of the decrease in our Available Days from 7,105 days in the year ended December 31, 2022 to 6,777 days in the year ended December 31, 2023 following the sales of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023 and (v) M/V Magic Argo on December 14, 2023.

Voyage expenses – Voyage expenses increased to $4.4 million in the year ended December 31, 2023 from $3.7 million in the corresponding period of 2022. This increase in voyage expenses is mainly associated with the decrease of gain on bunkers partly counterbalanced by the (i) decreased bunkers consumption and (ii) decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above.

Vessel operating expenses – The decrease in operating expenses for our dry bulk fleet by $3.8 million, to $36.9 million in the year ended December 31, 2023, from $40.7 million in the same period of 2022, mainly reflects the decrease in repairs, spares and maintenance costs for certain of our dry bulk vessels and the decrease in Ownership Days due to the sale of the vessels mentioned above.

Management fees – Management fees for our dry bulk fleet amounted to $6.5 million in both the years ended December 31, 2023, and 2022, reflecting the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effective July 1, 2023, as offset by decreased Ownership Days due to the sale of the vessels mentioned above.

Depreciation and amortization – Depreciation expenses for our dry bulk fleet in the year ended December 31, 2023 and 2022 amounted to $14.8 million and $16.1 million, respectively. The decrease reflects (i) the decrease in the Ownership Days of our dry bulk segment days to 6,777 days in the year ended December 31, 2023, from 7,297 days in the same period in 2022, due to the sales of vessels described above and (ii) the effect of classifying the M/V Magic Moon, M/V Magic Venus and M/V Magic Orion as “held for sale”, as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock and special survey amortization charges decreased to $1.9 million in the year ended December 31, 2023 from $2.0 million in the same period of 2022.

Net gain on sale of vessels – Refer to discussion under ‘Consolidated Results of Operations-Net gain on sale of vessels’ above for details on the sale of the M/V Magic Rainbow, M/V Magic Twilight, M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo.

Year ended December 31, 2023, as compared to period ended December 31, 2022— Containership Segment

	Period ended December 31, 2022	Year ended December 31, 2023	Change - amount	Change %
Total vessel revenues	1,285,133	14,519,493	13,234,360	1,029.8%
Expenses:
Voyage expenses (including commissions to related party)	(71,333)	(626,349)	555,016	778.1%
Vessel operating expenses	(561,656)	(5,036,856)	4,475,200	796.8%
Management fees to related parties	(81,400)	(697,698)	616,298	757.1%
Depreciation and amortization	(495,271)	(5,386,842)	4,891,571	987.7%
Segment operating income	75,473	2,771,748	2,696,275	3,572.5%

Total vessel revenues – Total vessel revenues for our containership segment amounted to $14.5 million in the year ended December 31, 2023, as compared to $1.3 million in the same period of 2022. This increase is mainly due to the increase in the Available Days of our containership segment to 706 days in the year ended December 31, 2023, from 70 days in the corresponding period in 2022, reflecting the acquisition of the M/V Ariana A and M/V Gabriela A on November 23, 2022 and November 30, 2022, respectively. During the year ended December 31, 2023, these two containerships earned an average Daily TCE Rate of $19,679 compared to an average Daily TCE Rate of $17,340 earned in the same period of 2022. During the period in which we owned them, both of our containerships were engaged in period time charters.

Voyage expenses – Voyage expenses for our containership segment increased to $0.6 million in the year ended December 31, 2023, from $0.1 million in the same period of 2022. This increase was mainly due to the increase in Ownership Days due to owning the containership vessels during the full fiscal year as opposed to part of the fiscal year. During the years ended December 31, 2023 and 2022, voyage expenses mainly comprised brokerage commissions.

Vessel operating expenses – Operating expenses for our containership segment increased to $5.0 million in the year ended December 31, 2023, from $0.6 million in the same period of 2022 as a result of the increase in Ownership Days of our containerships. During the years ended December 31, 2023 and 2022, operating expenses mainly comprised crew wages, spares, repairs and maintenance costs and lubricants’ consumption costs.

Management fees – Management fees for our containership segment increased to $0.7 million in the year ended December 31, 2023, from $0.1 million in the same period of 2022 as a result of the increase in Ownership Days and the adjustment in management fees that was effected on July 1, 2023 pursuant to the terms of the Amended and Restated Master Management Agreement.

Depreciation and amortization – Depreciation expenses for our containership segment increased to $5.1 million in the year ended December 31, 2023, up from $0.5 million in the same period in 2022 as a result of the aforementioned increase in Ownership Days. Dry-dock amortization charges in the year ended December 31, 2023 and the same period of 2022 amounted to $0.3 million and $0, respectively. The increase by $0.3 million relates to the M/V Ariana A, which underwent its dry-dock and special survey from middle of April 2023 up to early May 2023.

Implications of the Loss of Emerging Growth Company Status

On December 31, 2023, we ceased to be an “emerging growth company” (“EGC”) as defined in the Jumpstart our Business Startups Act of 2012. As such, we are no longer eligible for reduced disclosure requirements and exemptions available to EGCs and, among other things, will formally become subject to new accounting pronouncement effective dates for non-EGCs. However, we have determined that we are neither an accelerated filer nor a large accelerated filer (as such terms are defined under U.S. federal securities laws) and are therefore not required to obtain an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting despite our loss of EGC status. We are nevertheless required to continue to comply with other SOX requirements regarding the establishment and maintenance of adequate internal controls over financial reporting and the annual assessment by management of the effectiveness of such controls.

As a result of our loss of EGC status, we expect to incur additional legal, accounting, financial and other costs associated with being a public company that is not an EGC, including mandatory adoption of new accounting pronouncements. We may also incur costs associated with compliance with the requirements of additional disclosure requirements, including Section 404(b) of the Sarbanes-Oxley Act in the event that we determine that we have become an accelerated filer or large accelerated filer, including in connection with Section 404(b) of the Sarbanes-Oxley Act. Compliance with these provisions will likely incrementally increase our legal and financial compliance costs and make some activities more time consuming and costly. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares— We have ceased to qualify as an “emerging growth company” and will incur increased costs as a result.”

B.	LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves to hedge against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the year ended December 31, 2023, our principal source of funds was cash from operations. We have also issued equity as a source of financing, as discussed below under “—Equity Transactions” and, in the past, we raised net proceeds from the secured debt that we incurred, as discussed below under “—Our Borrowing Activities.” As of December 31, 2023 and December 31, 2022, we had cash and cash equivalents of $111.4 million and $100.6 million (which excludes $9.5 million and $9.2 million of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2023, we had a working capital surplus of $213.7 million as compared to a working capital surplus of $114.9 million as of December 31, 2022.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this Annual Report, will be sufficient to fund the operations of our fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our existing debt for that period and for the foreseeable future.

As noted above, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or the incurrence of additional indebtedness, both of which could lower our available cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.”

For a discussion of our management agreements with our related-party managers and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Capital Expenditures

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance and expect to continue to finance with cash from operations, debt financing and equity issuances. As of December 31, 2023 and February 27, 2024, we did not have any commitments for capital expenditures related to vessel acquisitions.

A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract. Such events could have a material adverse effect on our business, financial condition, and operating results.

Equity Transactions

On June 23, 2020, we entered into an agreement with Maxim Group LLC (“Maxim”), acting as underwriter, pursuant to which we offered and sold 5,911,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.10 per common share (a “Pre-Funded Warrant”) and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $3.50 per unit (or $3.40 per unit including a Pre-Funded Warrant), (the “2020 June Equity Offering”). The 2020 June Equity Offering closed on June 26, 2020 and resulted in the issuance of 5,908,269 common shares and 5,911,000 Class A Warrants, which also included 771,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. We raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively. Further, as of December 31, 2022, an aggregate of 5,848,656 Class A Warrants had been exercised at an exercise price of $3.50 per warrant, for which we received total gross proceeds of $20.5 million. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the Class A Warrants, the exercise price of the Class A Warrants was reduced to $2.53. Refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of the Class A Warrants” for further information.

On July 12, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 5,775,000 common shares in a registered offering (the “2020 July Equity Offering”). In a concurrent private placement, we also issued warrants to purchase up to 5,775,000 common shares (the “Private Placement Warrants”). The aggregate purchase price for each common share and Private Placement Warrant was $3.00. In connection with the 2020 July Equity Offering, which closed on July 15, 2020, we received gross and net cash proceeds of $17.3 million and $15.7 million, respectively. Further, as of December 31, 2022, an aggregate of 5,707,136 Private Placement Warrants had been exercised at an exercise price of $3.50 per warrant, for which we received total gross proceeds of $20.0 million. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the Private Placement Warrants, the exercise price of the Private Placement Warrants was reduced to $2.53. On October 6, 2023, we repurchased, in privately negotiated transactions with certain of these unaffiliated third-party warrantholders, 67,864 Private Placement Warrants for $0.105 per repurchased warrant, or an aggregate purchase price of $7,126. Following the repurchase, as of December 31, 2023, no Private Placement Warrants remain outstanding.

On December 30, 2020, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 9,475,000 common shares and warrants to purchase 9,475,000 common shares (the “January 5 Warrants”) in a registered direct offering which closed on January 5, 2021 (the “2021 January First Equity Offering”). The aggregate purchase price for each common share and January 5 Warrant was $1.90. In connection with this offering, we received gross proceeds of approximately $18.0 million and net proceeds of $16.5 million, net of fees and expenses of $1.5 million. By February 10, 2021, all of the January 5 Warrants had been exercised at an exercise price of $1.90 per warrant, for which we received total gross proceeds of $18.0 million.

On January 8, 2021, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 13,700,000 common shares and warrants to purchase 13,700,000 common shares (the “January 12 Warrants”) in a registered direct offering which closed on January 12, 2021 (the “2021 January Second Equity Offering”). The aggregate purchase price for each common share and January 12 Warrant was $1.90. In connection with this offering, we received gross proceeds of approximately $26.0 million and net proceeds of approximately $24.1 million, net of fees and expenses of $1.9 million. By February 10, 2021, all of the January 12 Warrants had been exercised at an exercise price of $1.90 per warrant, for which we received total gross proceeds of $26.0 million.

On April 5, 2021, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered and sold 19,230,770 common shares and warrants to purchase up to 19,230,770 common shares (the “April 7 Warrants”) in a registered direct offering which closed on April 7, 2021 (the “2021 April Equity Offering”). In connection with the 2021 April Equity Offering, we received gross and net cash proceeds of $125.0 million and $116.3 million, respectively. As of December 31, 2022, all April 7 Warrants having an exercise price of $6.50 remained unexercised and potentially issuable into common shares. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the April 7 Warrants, the exercise price of the April 7 Warrants was reduced to $5.53. Refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of the April 7 Warrants” for further information.

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

On June 14, 2021, we entered into an equity distribution agreement (the “Equity Distribution Agreement’), which was amended and restated on March 31, 2022 (the “Amended Equity Distribution Agreement’). Under the Amended Equity Distribution Agreement, which expired on June 14, 2022, the Company could, from time to time, offer and sell its common shares through an at-the-market offering (the “ATM Program”), having an aggregate offering price of up to $150.0 million. No warrants, derivatives, or other share classes were associated with this transaction. No sales have been effected under the ATM Program during the year ended December 31, 2022. From the ATM Program effective date and up to the expiry date, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $12.9 million and $12.4 million, respectively, by issuing and selling 4,654,240 common shares under the ATM Program.

On May 23, 2023, the Company, entered into an equity distribution agreement for an at-the-market offering, with Maxim, under which the Company may sell an aggregate offering price of up to $30.0 million of its common shares with Maxim acting as a sales agent over a minimum period of 12 months (the “New ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of December 31, 2023, the Company had received gross proceeds of $0.9 million under the New ATM Program by issuing 2,013,788 common shares. The net proceeds under the New ATM Program as of the same date, after deducting sales commissions and other transaction fees and expenses (advisory and legal fees), amounted to $0.6 million.

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares to Toro for aggregate consideration of $50.0 million in cash. Please see “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed description of the Series D Preferred Shares. During 2023, in connection with the Series D Preferred Shares, we paid $0.5 million of dividends to Toro. For more information, refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series D Preferred Shares” and Note 10 of the consolidated financial statements included elsewhere in this Annual Report.

On October 6, 2023, we repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 April 7 Warrants and 67,864 Private Placement Warrants for $0.105 per repurchased warrant, or an aggregate purchase price of $0.9 million. Following the repurchase, (i) 10,330,770 April 7 Warrants with an exercise price of $5.53, (ii) no Private Placement Warrants and (iii) 62,344 Class A warrants issued on June 26, 2020 with an exercise price of $2.53, remained outstanding, each exercisable for one common share of Castor.

Our Borrowing Activities

As of December 31, 2023, we had $86.6 million of gross indebtedness outstanding under our debt agreements, comprising of $69.8 million of indebtedness related to our dry bulk segment, and $16.8 million of indebtedness related to our containership segment. Of this total figure, $20.5 million mature in the twelve-month period ending December 31, 2024. Our borrowing commitments, as of December 31, 2023, relating to debt and interest repayments under our credit facilities amounted to $104.6 million, of which approximately $27.5 million mature in less than one year. The calculation of interest payments was made assuming interest rates based on the SOFR specific to our variable rate credit facilities as of December 31, 2023, and our applicable margin rate.

As of December 31, 2023 and December 31, 2022, we also were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Dry Bulk Segment Credit Facilities

$11.0 Million Term Loan Facility

On November 22, 2019, two of our wholly owned dry bulk vessel ship-owning subsidiaries, Spetses Shipping Co. and Pikachu Shipping Co., entered into our first senior secured term loan facility in the amount of $11.0 million with Alpha Bank. The facility was drawn down in two tranches on December 2, 2019. This facility has a term of five years from the drawdown date, bears interest at a 3.50% margin over LIBOR per annum and is repayable in twenty (20) equal quarterly installments of $400,000 each, plus a balloon installment of $3.0 million payable at maturity, on December 2, 2024. On February 14, 2024, we entered into a first supplemental agreement with Alpha Bank, pursuant to which, with effect from April 3, 2023, SOFR replaced LIBOR  as the reference rate under this facility and the margin was increased by a percentage of 0.045%, which was the equivalent of the positive difference as of April 3, 2023 between USD LIBOR and SOFR for the first rollover period commencing April 3, 2023 selected upon application of SOFR methodology. Such percentage will apply over the tenor of the loan going forward regardless of future rollover periods.

The above facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers (the M/V Magic Moon and the M/V Magic P), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by the Company. The facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain amount of minimum liquidity per collateralized vessel; and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above to the aggregate principal amounts due under the facility.

On January 16, 2024, Alpha Bank entered into a deed of partial release, with respect to the M/V Magic Moon, releasing and discharging the underlying borrower and all securities created over the M/V Magic Moon in full after the settlement of the outstanding balance of $2.4 million.

$4.5 Million Term Loan Facility

On January 23, 2020, pursuant to the terms of a credit agreement, our wholly owned dry bulk vessel ship-owning subsidiary, Bistro Maritime Co., entered into a $4.5 million senior secured term loan facility with Chailease International Financial Services Co., Ltd. (“Chailease International”) The facility was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment of $1.5 million payable at maturity and bears interest at a 4.50% margin over LIBOR per annum. On June 21, 2023, the Company entered into an amendment agreement to its $4.5 million senior secured term loan facility with Chailease International and with effect from July 31, 2023, the interest rate was replaced by a replacement interest rate, comprised of Term SOFR, a credit spread adjustment of 0.11448% and the margin.

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

On November 14, 2023, Chailease International entered into a deed of release, with respect to the M/V Magic Sun, releasing and discharging the underlying borrower and all securities created over the M/V Magic Sun in full after the settlement of the outstanding balance of $2.25 million. As of December 31, 2023, this loan facility has been fully repaid.

$15.29 Million Term Loan Facility

On January 22, 2021, pursuant to the terms of a credit agreement, two of our wholly owned dry bulk vessel ship-owning subsidiaries, Pocahontas Shipping Co. and Jumaru Shipping Co., entered into a $15.29 million senior secured term loan facility with Hamburg Commercial Bank AG. The facility was drawn down in two tranches on January 27, 2021, is repayable in sixteen (16) equal quarterly installments of $471,000 each, plus a balloon installment of $7.8 million payable at maturity and bears interest at a 3.30% margin over LIBOR per annum. On July 3, 2023, the Company entered into an amendment agreement to this facility providing that, with effect from July 3, 2023, the LIBOR-based interest rate was replaced by a replacement interest rate, i.e. Term SOFR, and the margin.

The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers (the M/V Magic Horizon and the M/V Magic Nova), pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers, and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit balance with the lender (secured by an account pledge), to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for this type of facility. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the fair market value of the collateral vessels, (ii) the value of the cash collateral deposit balance referred to above, (iii) the value of the dry-dock reserve accounts referred to above, and (iv) any additional security provided, over the aggregate principal amount outstanding of the loan.

$40.75 Million Term Loan Facility

On July 23, 2021, pursuant to the terms of a credit agreement, four of our wholly owned dry bulk vessel ship-owning subsidiaries, Liono Shipping Co., Snoopy Shipping Co., Cinderella Shipping Co., and Luffy Shipping Co., entered into a $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in four tranches on July 27, 2021, is repayable in twenty (20) equal quarterly installments of $1,154,000 each, plus a balloon installment in the amount of $17.7 million payable at maturity simultaneously with the last installment and bears interest at a 3.10% margin over LIBOR per annum. On July 3, 2023, the Company entered into an amendment agreement to its $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. With effect from July 3, 2023, the interest rate was replaced by a replacement interest rate, i.e. Term SOFR, and the margin.

          The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers (the M/V Magic Thunder, M/V Magic Nebula, and M/V Magic Eclipse), pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers and is guaranteed by the Company. The Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain liquidity deposit cash balance pledged to lender under an account pledge, a specified portion of which shall be released to the borrowers following the repayment of the fourth installment with respect to all four tranches, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for this type of facility. The credit agreement governing this facility requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the aggregate market value of the collateral vessels, (ii) the value of the dry-dock reserve accounts referred to above, and, (iii) any additional security provided over the aggregate principal amount outstanding of the loan.

On July 20, 2023, Hamburg Commercial Bank AG entered into a deed of partial release, with respect to the M/V Magic Twilight, releasing and discharging the underlying borrower and all securities created over the M/V Magic Twilight in full after the settlement of the outstanding balance of $7.91 million pertaining to M/V Magic Twilight’s tranche. The facility’s repayment schedule was adjusted accordingly.

$23.15 Million Term Loan Facility

On November 22, 2021, pursuant to the terms of a credit agreement, two of our wholly owned dry bulk vessel ship-owning subsidiaries, Bagheera Shipping Co. and Garfield Shipping Co., entered into a $23.15 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd (“Chailease Singapore”). The loan was drawn down in two tranches on November 24, 2021, both of which mature five years after the drawdown date and are repayable in sixty (60) monthly installments (1 to 18 in the amount of $411,500 and 19 to 59 in the amount of $183,700) and (b) a balloon installment in the amount of $8.2 million payable at maturity simultaneously with the last installment and bears interest at a 4.00% margin LIBOR over annum. On May 23, 2023, the Company entered into an amendment agreement to this facility providing that, with effect from April 24, 2023, the LIBOR-based interest rate was replaced by a replacement interest rate, comprised of Term SOFR 1M, a credit spread adjustment of 0.11448% and the margin.

The above facility contains a standard security package including a first preferred mortgage on the vessels owned by the borrowers (the M/V Magic Rainbow and the M/V Magic Phoenix), pledge of bank accounts, charter assignments, shares pledge and a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrowers and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender.

On April 18, 2023, Chailease Singapore entered into a deed of partial release with respect to the M/V Magic Rainbow, releasing and discharging the underlying borrower and all securities created over the M/V Magic Rainbow in full after the settlement of the outstanding balance of $6.95 million pertaining to M/V Magic Rainbow’s tranche. The facility’s repayment schedule was adjusted accordingly.

On November 27, 2023, Chailease Singapore entered into a deed of release, with respect to the M/V Magic Phoenix, releasing and discharging the underlying borrower and all securities created over the M/V Magic Phoenix in full after the settlement of the outstanding facility balance of $8.6 million.  As of December 31, 2023, this facility has been repaid in full.

$55.0 Million Term Loan Facility

On January 12, 2022, pursuant to the terms of a credit agreement, five of our wholly owned dry bulk vessel ship-owning subsidiaries, Mulan Shipping Co., Johnny Bravo Shipping Co., Songoku Shipping Co., Asterix Shipping Co. and Stewie Shipping Co., entered into a $55.00 million secured term loan facility with Deutsche Bank AG. The loan was drawn down in five tranches on January 13, 2022, is repayable in twenty (20) quarterly installments (1 to 6 in the amount of $3,535,000, 7 to 12 in the amount of $1,750,000 and 13 to 20 in the amount of $1,340,000) and (b) a balloon installment in the amount of $12.6 million payable at maturity simultaneously with the last installment and bears interest at a 3.15% margin over adjusted SOFR per annum.

The above facility contains a standard security package including a first preferred mortgage on the vessels, owned by the borrowers (the M/V Magic Starlight, the M/V Magic Mars, the M/V Magic Pluto, the M/V Magic Perseus, and the M/V Magic Vela), pledge of bank accounts, charter assignments, shares pledge and a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject (i) a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii) to certain minimum liquidity restrictions requiring us to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of our fleet of vessels, to net interest expense ratio above a certain level, (ii) an amount of unencumbered cash above a certain level and, (iii) our trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level.

Containership Segment Credit Facilities

$22.5 Million Term Loan Facility

On November 22, 2022, our two wholly owned containership owning subsidiaries, Jerry Shipping Co. and Tom Shipping Co., entered into a $22.5 million senior term loan facility with Chailease International. The facility was drawn down in two tranches of $11.25 million each on November 28, 2022, and December 7, 2022, respectively. This facility has a term of five years from the drawdown date of each tranche, bears interest at a 3.875% margin over SOFR per annum and each tranche is repayable in sixty (60) consecutive monthly installments (installments 1 to 9 in the amount of $250,000, installments 10 to 12 in the amount of $175,000, installments 13 to 59 in the amount of $150,000 and a balloon installment in the amount of $1,425,000 payable at maturity).

The above facility is secured by first preferred mortgage and first priority general and charter assignment covering earnings, insurances, requisition compensation and any charter and charter guarantee over the vessels owned by the borrowers (the M/V Ariana A and the M/V Gabriela A), shares security deed relating to the shares of the vessels’ owning subsidiaries, managers’ undertakings and is guaranteed by Castor. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the years ended December 31, 2022, and 2023:

	For the year ended,
(in U.S. Dollars)	December 31, 2022	December 31, 2023
Net cash provided by operating activities from continuing operations	$95,675,549	$22,183,365
Net cash used in investing activities from continuing operations	(75,525,774)	(8,968,304)
Net cash provided by/(used in) financing activities from continuing operations	51,954,994	(2,141,740)
Net cash provided by operating activities from discontinued operations	28,077,502	20,409,041
Net cash provided by/(used in) investing activities from discontinued operations	11,788,681	(153,861)
Net cash used in financing activities from discontinued operations	(3,050,000)	(62,734,774)
Cash, cash equivalents and restricted cash at beginning of period	43,386,468	152,307,420
Cash, cash equivalents and restricted cash at end of period	$152,307,420	$120,901,147

Operating Activities (from continuing operations):

For the year ended December 31, 2023, net cash provided by operating activities of continuing operations  amounted to $22.2 million, consisting of net income of $21.3 million, non-cash adjustments related to depreciation and amortization of $22.1 million, aggregate gain on sales of the M/V Magic Rainbow, M/V Magic Twilight, M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo of $6.4 million, amortization of deferred finance charges of $0.9 million, amortization of fair value of acquired charters of $2.2 million, unrealized gain of $5.1 million from revaluing our investments in listed equity securities at period end market rates, payments related to dry-docking costs of $2.4 million and a net increase of $10.4 million in working capital, which is mainly derived from (i) decrease in accounts payable by $3.3 million, (ii) decrease in accrued liabilities by $1.9 million and (iii) increase in ‘Due from/to related parties’ by $4.5 million.

For the year ended December 31, 2022, net cash provided by operating activities amounted to $95.7 million, consisting of net income of $66.5 million, non-cash adjustments related to depreciation and amortization of $18.5 million,  amortization of deferred finance charges of $0.7 million, amortization of fair value of acquired charters of $0.4 million, payments related to dry-docking costs of $3.2 million and a net decrease of $12.7 million in working capital, which mainly derived from (i) increase in accounts payable by $3.3 million, (ii) increase in accrued liabilities by $1.4 million and (iii) decrease in ‘Due from/to related parties’ by $7.6 million.

The $73.5 million decrease in net cash from operating activities in the year ended December 31, 2023, as compared with the same period of 2022, reflects mainly the decrease in net income after non-cash items which was largely driven by the deterioration of the charter rates earned by the dry vessels in our fleet.

Investing Activities (from continuing operations):

 For the year ended December 31, 2023, net cash used in investing activities amounted to $9.0 million mainly reflecting the net cash outflows of $72.0 million associated with the purchase and sale of equity securities and $0.6 million used for other capital expenditures relating to our fleet, offset by the net proceeds from the sale of the M/V Magic Rainbow, M/V Magic Twilight, M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo of $63.6 million. Please also refer to Notes 9 and 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

On June 30, 2023, we filed a Schedule 13G reporting that we beneficially own 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023. Please refer to Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report, for further information regarding our investment and to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of equity price risk associated with this investment.

For the year ended December 31, 2022, net cash used in investing activities amounting to $75.5 million mainly reflects the cash outflows associated with our vessel acquisitions, as discussed in more detail in the discussion of consolidated and segmental operating results in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 8, 2023.

Financing Activities (from continuing operations):

For the year ended December 31, 2023, net cash used in financing activities amounted to $2.1 million, mainly relating to (i) $49.9 million of net proceeds following the issuance of Series D Preferred Shares to Toro, (ii) $2.7 million cash reimbursement from Toro relating to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off and (iii) $0.6 million of net proceeds under our at-the-market common share offering program dated May 23, 2023, as offset by (i) the $53.9 million of period scheduled principal repayments under our existing secured credit facilities and early prepayments due to sale of vessels, (ii) the $0.9 million of warrants repurchase and (iii) $0.5 million of dividends paid relating to Series D Preferred Shares. Please also refer to Notes 4, 8 and 10 to our audited consolidated financial statements included elsewhere in this Annual Report for a more detailed discussion.

For the year ended December 31, 2022, net cash provided by financing activities amounted to $51.9 million and relates to the $76.5 million net proceeds related to the $55.0 Million Term Loan Facility and the $22.5 Million Term Loan Facility (as further discussed above and further under Note 8 to our consolidated financial statements included elsewhere in this Annual Report), as mainly offset by (i) $24.5 million of period scheduled principal repayments under our existing secured credit facilities and (ii) $0.1 million of expenses paid in connection with the ATM Program.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

Our results of operations depend primarily on the charter rates that we are able to realize. Charter hire rates paid for dry bulk and containerships are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see “—A. Operating Results—Hire Rates and Cyclical Nature of the Industry.”

There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability.

Furthermore, the Company’s business could be adversely affected by the risks related to the conflict in Ukraine and the severe worsening of Russia’s relations with Western economies that has created significant uncertainty in global markets, including increased volatility in the prices of certain of the commodities and products which our vessels transport, such as grain, shifts in the trading patterns and transit routes for such products which may continue into the future. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” for further details.

We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows or operating results and these events could have a material adverse effect on any of the foregoing.

Furthermore, many economies worldwide have experienced inflationary pressures during 2023 and as of the date of this Annual Report. For further information, see “Item 3. Key Information—D. Risk Factors—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” Such inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.

E.	CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read “Item 18. Financial Statements” and more precisely Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Investment in related party

As discussed in Note 4 of our consolidated financial statements included herein, as part of the Spin-Off Castor received 140,000 Toro Series A Preferred Shares. The Company is the holder of all of the issued and outstanding Toro Series A Preferred Shares. Our investment in related party does not have a readily determinable fair value and, upon acquisition, we elected the measurement alternative to value these securities. Accordingly, the equity securities are carried at cost less impairment, if any, and subsequently measured to fair value upon observable price changes in an orderly transaction for the identical or similar investments of the same issuer.

The fair value of our investment in the Toro Series A Preferred Shares at their issuance were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements (ASC 820), as they are derived by using significant unobservable inputs. Determining the fair value of the investment in equity securities requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of the investment. For the estimation of the fair values of the investment in this equity instrument we used the Black & Scholes and the discounted cash flow model, as applicable, and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility.

Vessel Impairment

The Company reviews for impairment on its held and used vessels whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the vessels may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, including the value of unamortized dry-docking costs and the value of any related intangible assets and/or liabilities, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

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

The table below specifies the carrying value of our vessels as of December 31, 2023 and 2022 and identifies using an “*” vessels that had a charter-free market value below their carrying value.

 As of December 31, 2023, the aggregate carrying value, including, where applicable, the value of related intangible assets, of the M/V Magic Callisto, M/V Ariana A and M/V Gabriela A was $23.7 million more than their fair market value, based on broker quotes. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income as of December 31, 2023 if we sold all of such vessels on industry standard terms in cash transactions to a willing buyer in circumstances where we are not under any compulsion to sell and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values as at December 31, 2023. As of December 31, 2022, four of our vessels had a charter-free market value below their carrying value. As of December 31, 2022, the aggregate carrying value, including, where applicable, the value of related intangible assets of these four vessels was $22.9 million more than their fair market value, based on broker quotes.

Vessels	Date acquired	Carrying value as of December 31, 2023 (in millions of United States dollars)	Carrying value as of December 31, 2022 (in millions of United States dollars)
M/V Magic P	02/21/2017	$6.2	$6.6
M/V Magic Sun	09/05/2019	$-	$5.9
M/V Magic Moon	10/20/2019	$8.8	$9.0
M/V Magic Rainbow	08/08/2020	$-	$8.3
M/V Magic Horizon	10/09/2020	$10.9	$11.6
M/V Magic Nova	10/15/2020	$11.8	$12.4
M/V Magic Venus	03/02/2021	$14.0	$14.7
M/V Magic Orion	03/17/2021	$15.4	$16.3
M/V Magic Argo	03/18/2021	$-	$13.3
M/V Magic Twilight	04/09/2021	$-	$13.8
M/V Magic Thunder	04/13/2021	$14.9	$15.7
M/V Magic Vela	05/12/2021	$13.4	$14.1
M/V Magic Nebula	05/20/2021	$13.8	$14.6
M/V Magic Starlight	05/23/2021	$21.0	$22.0
M/V Magic Eclipse	06/07/2021	$16.3	$17.2
M/V Magic Pluto	08/06/2021	$19.3	$20.3
M/V Magic Perseus	08/09/2021	$19.6	$20.6
M/V Magic Mars	09/20/2021	$18.8	$19.6
M/V Magic Phoenix	10/26/2021	$-	$17.6*
M/V Magic Callisto	01/04/2022	$21.2*	$22.4*
M/V Ariana A	11/23/2022	$21.5*	$23.9*
M/V Gabriela A	11/30/2022	$20.9*	$23.5*
Total		$267.8	$343.4

* Indicates vessels for which we believe that, as of December 31, 2023 and 2022, their carrying value, including, where applicable, the value of related intangible assets, exceeded their charter-free market value. As discussed below, we believe that the carrying values of these vessels as of December 31, 2023 and 2022, were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying values including, where applicable, the value of related intangible assets.

As of December 31, 2023, for the above indicated vessels, we performed an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

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

The net operating undiscounted cash flows are then compared with the vessels’ net book value plus estimated unamortized dry-docking costs and the unamortized portion of any intangible asset and/or liability. In the event that the net operating undiscounted cash flows are less than the carrying value of the vessels and the associated  unamortized dry-docking cost and intangible asset and/or liability, if any, then the vessel is written down to its fair value and an impairment loss is recorded.

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

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels; and

•	it is an appropriate period to capture the volatility of the market and includes numerous market highs and lows so as to be considered a fair estimate based on past experience;

•	respective data series are adequately populated;

•	estimates of vessel utilization, including estimated off-hire time are based on the historical experience of our fleet;

•
estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements; and

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate.

The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2023, we would begin recording impairment loss on the first vessel, if time charter declines by 6% from their ten-year historical averages.

Based on the above assumptions, we determined that the undiscounted cash flows supported the above vessels’ carrying amounts as of December 31, 2023.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors who are elected annually on a staggered basis. Each director holds office until the third succeeding annual general meeting from their election. The business address of each of our directors and executive officer listed below is Castor Maritime Inc., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Name	Age	Position
Petros Panagiotidis	33	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	43	Secretary and Class B Director
Georgios Daskalakis	34	Class A Director

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.

Petros Panagiotidis, Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director

Petros Panagiotidis is the founder of Castor Maritime Inc. He has been serving as the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer since our inception in 2017. Mr. Panagiotidis played a key role in the successful listing of the Company on the Nasdaq Capital Market in February 2019.  With his expertise in shipping and extensive experience in capital markets he navigates the Company’s strategic path and overall management, driving operational excellence and ensuring sustainable growth. Additionally, Mr. Panagiotidis is the Chief Executive Officer of Toro Corp. He holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023 Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.

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

Board Diversity Matrix

As a foreign private issuer listed on the Nasdaq, we disclose directors’ diversity characteristics as per Nasdaq listing rules. We follow home country best practice regarding our board composition. We identify and nominate our directors based on their qualifications and ability regardless of factors such as sex, race, gender, religion and nationality. We remain committed to evaluating the composition of our Board and enhancing its diversity in line with best practice.

The Board Diversity Matrix set forth below contains the requisite information for the Company as of February 27, 2024.

Board Diversity Matrix
	As of February 27, 2024				As of December 31, 2023
Country of Principal Executive Offices	Cyprus				Cyprus
Foreign Private Issuer	Yes				Yes
Disclosure Prohibited Under Home Country Law	No				No
Total Number of Directors	3				3
	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	3	0	0	0	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

B.	COMPENSATION

The services rendered by our Chairman, Chief Executive Officer and Chief Financial Officer for the year ended December 31, 2023, are included in the Amended and Restated Master Management Agreement with Castor Ships described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. For the year ended December 31, 2023, we paid our non-executive directors fees in the aggregate amount of $72,000 per annum, or $36,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer and Chief Financial Officer who also serves as our director does not receive additional compensation for his service as director.

C.	BOARD PRACTICES

Our Board currently consists of three directors who are elected annually on a staggered basis. Each director elected holds office until the third succeeding annual general meeting from their election and until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At our annual meeting of shareholders held on September 1, 2023, our shareholders re-elected our Class C director to serve until the annual meeting of shareholders to be held in 2026. The term of office of our Class B director expires at the annual meeting of shareholders to be held in 2025, and the term of office of our Class A director expires at the annual meeting of shareholders to be held in 2024. Officers are appointed from time to time by our Board and hold office until a successor is appointed. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.

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

We have no employees. Our vessels are commercially and technically managed by Castor Ships. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services.”

E.	SHARE OWNERSHIP

With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions” Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B Preferred Shares and Series D Preferred Shares relative to the rights of holders of our common shares.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Based on information available to us, including information contained in public filings, as of February 27, 2024, there were no beneficial owners of 5% or more of our common shares. The following table sets forth certain information regarding the beneficial ownership of common shares and Series B Preferred Shares of all of our directors and officers as of February 27, 2024.

The percentage of beneficial ownership is based on 96,623,876 common shares outstanding as of February 27, 2024.

Name of Beneficial Owner	No. of Common Shares	Percentage
All executive officers and directors as a group (1) (2)	-	-%

(1)	Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, holds more than 1% of our outstanding common shares.
(2)
By virtue of his control of Thalassa, our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, is the ultimate beneficial owner of 112,409 common shares and 12,000 Series B Preferred Shares (representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares). Mr. Panagiotidis therefore beneficially owns 0.12% of our total issued and outstanding share capital and controls 92.6% of the aggregate voting power of the Company’s total issued and outstanding share capital as of February 27, 2024. Please see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B Preferred Shares relative to the rights of holders of our common shares.

All of our common shareholders are entitled to one vote for each common share held. As of February 27, 2024, there were eight holders of record of our common shares which have a U.S. mailing address. One of these holders is Cede & Co., a nominee company for The Depository Trust Company, which held approximately 99.85% of Castor’s outstanding common shares as of the same date. The beneficial owners of the common shares held by Cede & Co. may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future.

Management, Commercial and Administrative Services

During the period from September 1, 2020 (being the initial effective date of the Castor Ships Management Agreements (as defined below)) and up to June 30, 2022, pursuant to the terms and conditions stipulated in a master management agreement (the “Master Management Agreement”) and separate commercial ship management agreements (the “Commercial Ship Management Agreements”) each with Castor Ships (together, the “Castor Ships Management Agreements”), Castor Ships managed our business and provided commercial ship management, chartering and administrative services to us and our vessel owning subsidiaries. During the abovementioned period, in exchange for Castor Ship’s services, we paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction. The following is a summary of the Amended and Restated Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this Annual Report. Refer to Note 4 to the consolidated financial statements included elsewhere in this Annual Report for further information. Effective July 1, 2022, we and each of our vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for our vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the existing Castor Ships Management Agreements. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages our overall business and provides our vessel-owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships shall generally not be liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships shall in no circumstances be responsible for the actions of the crews of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Amended and Restated Master Management Agreement, our shipowning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

In exchange for the services provided by Castor Ships, we and our vessel owning subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s vessel owning subsidiaries pay Castor Ships a daily management fee of $925 per dry bulk vessel and containership, and, until the completion of the Spin-Off, $975 per tanker vessel (collectively, the “Ship Management Fees”) for the provision of the ship management services provided in the Ship Management Agreements. The Ship Management Fee and Flat Management Fee are adjusted annually on each anniversary under the terms of the Amended and Restated Master Management Agreement’s effective date. As a result  and effective July 1, 2023, the Ship Management Fee for the dry bulk vessels and containerships increased from $925 per vessel per day to $986 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million. Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships was paid the residual amount of $325 in the first half of 2022 and $386, effective from July 1, 2023. The Company may also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

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

Castor Ships may choose to subcontract some of these services to other parties at its discretion. As of December 31, 2022, in accordance with the provisions of the Ship Management Agreements, Castor Ships had subcontracted to two third-party ship management companies the technical management of all the Company’s tanker vessels, had subcontracted to Pavimar the technical management of the Company’s containerships and was co-managing with Pavimar the Company’s dry bulk vessels. In late January 2023, Castor Ships transferred the technical management of our containership vessels from Pavimar to a third-party ship management company, which continues to provide technical management services to such vessels as of February 27, 2024. Castor Ships pays, at its own expense, the containerships third-party technical management companies a fee for the services it has subcontracted to them, without any additional cost to the Company.

Pavimar

From our inception until  June 30, 2022, Pavimar provided on an exclusive basis, our dry-bulk vessel owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion. During the six-month period ended June 30, 2022, Pavimar provided the services stipulated in the technical management agreements in exchange for a daily management fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered between Pavimar and our tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements.

Further, with effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar continues to provide, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with the same range of technical management services it provided prior to our entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel.

The Spin-Off Resolutions

On November 15, 2022 and December 30, 2022, in connection with the Spin-Off, our Board of Directors resolved with effect from the completion of the Spin-Off, among other things, (i) to focus our efforts on our current business of dry bulk shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. This does not preclude us, however, from pursuing opportunities outside of the dry bulk shipping business if in the future our Board determines to do so. For example, we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containership vessels. Nevertheless, focusing our operations on the industries we currently operate in may reduce the scope of opportunities we may exploit.

Similarly on November 15, 2022 and December 30, 2022, Toro’s board of directors resolved, among other things, (i) to focus its efforts on its tanker shipping services, (ii) that Toro has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (iii) that Petros Panagiotidis, its director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates are not required to offer or inform it of any such opportunity. This does not preclude Toro from pursuing opportunities outside of its declared business focus area, including in the dry bulk shipping business, if in the future Toro’s board determines to do so.

Mr. Panagiotidis will continue to devote such portion of his business time and attention to our business as is appropriate and will also continue to devote substantial time to Toro’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Our Board of Directors and Toro’s board have each resolved to accept this arrangement.

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

In connection with the Spin-Off, based on the recommendation of a special committee comprised of independent, disinterested directors, we entered into the Contribution and Spin-Off Distribution Agreement with Toro, pursuant to which (i) we contributed the Toro Subsidiaries to Toro in exchange for 9,461,009 common shares of Toro, 140,000 Toro Series A Preferred Shares and the issue of 40,000 Series B Preferred Shares of Toro to Pelagos against payment of their nominal value, (ii) we agreed to indemnify Toro and our vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries it retains after March 7, 2023 and Toro agreed to indemnify us for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to us or our vessel-owning subsidiaries, and (iii) Toro replaced us as guarantor under the $18.0 Million Term Loan Facility upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Toro.

Under the Contribution and Spin-Off Distribution Agreement, we  distributed on March 7, 2023, all of Toro’s then outstanding common shares to holders of our common shares, with one of Toro’s common shares being distributed for every ten shares of our common shares held by Castor shareholders as of the close of business New York Time on February 22, 2023.

Further, the Contribution and Spin-Off Distribution Agreement provides us with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares (the “Registrable Securities”). Such securities will cease to be registrable by us upon the earliest of (i) their sale pursuant to an effective registration statement, (ii) their eligibility for sale or sale pursuant to Rule 144 of the Securities Act, and (iii) the time at which they cease to be outstanding. Subject to our timely provision to Toro of all information and documents reasonably requested by Toro in connection with such filings and to certain blackout periods, Toro has agreed to file, as promptly as practicable and in any event no later than 30 calendar days after our request, one or more registration statements to register Registrable Securities then held by us and to use our reasonable best efforts to have each such registration statement declared effective as soon as practicable after such filing and keep such registration statement continuously effective until such registration rights terminate. All fees and expenses incident to Toro’s performance of its obligations in connection with such registration rights shall be borne solely by Toro and we shall pay any transfer taxes and fees and expenses of its counsel relating to a sale of Registrable Securities. These registration rights shall terminate on (i) the date occurring after the seventh anniversary of the original issue date of the Toro Series A Preferred Shares on which Castor owns no Registrable Securities or (ii) if earlier, the date on which we own no Toro Series A Preferred Shares and no Registrable Securities.

Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Toro and its subsidiaries upon completion of the Spin-Off, on the other hand, was terminated as of March 7, 2023. None of these arrangements and commitments is deemed material to us. Further, based on the recommendation of a special committee comprised of independent, disinterested directors, Toro’s vessel-owning subsidiaries  ceased to be parties to the Amended and Restated Master Management Agreement and entered into a master management agreement with Toro and Castor Ships with substantially similar terms to the Amended and Restated Master Management Agreement. The tanker vessel-owning subsidiaries contributed to Toro ceased to be party to certain custodial and cash pooling deeds entered into individually by each of the such subsidiaries and Castor Maritime SCR Corp. and entered into substantively similar cash management and custodial arrangements with Toro’s wholly owned treasury subsidiary, Toro RBX Corp. Under the Contribution and Spin-Off Distribution Agreement, Toro also reimbursed us $2,694,646 for transaction expenses that we incurred in relation to the Spin-Off. As of December 31, 2023, there were no outstanding expenses to be reimbursed to us by Toro under the Contribution and Spin-Off Distribution Agreement.

Investment in Toro

In connection with the Spin-Off, Toro issued 140,000 Toro Series A Preferred Shares to Castor. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s board of directors’ approval. For each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Toro Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3, provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. As of December 31, 2023, Toro paid to Castor a dividend amounting to $0.8 million on the Toro Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023.

The Toro Series A Preferred Shares do not have voting rights. The Toro Series A Preferred Shares are convertible into common shares at the Company’s option commencing upon the third anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the distribution date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion, provided, that, in no event shall the conversion price be less than $2.50. In connection with the Spin-Off, we obtained certain registration rights in connection with the Toro Series A Preferred Shares, as described under “—Contribution and Spin-Off Distribution Agreement.”

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and the Company at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms.

Issuance of Series D Preferred Shares and Dividends to Toro

On August 7, 2023, Castor entered into a share purchase agreement with Toro (the “Series D Purchase Agreement”) pursuant to which we agreed to issue and sell 50,000 newly designated Series D Preferred Shares to Toro for aggregate cash consideration of $50.0 million. The Series D Preferred Shares were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The following description of the Series D Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Series D Purchase Agreement, which is included as an exhibit to this Annual Report and is incorporated by reference herein.

The Series D Purchase Agreement contains customary representations, warranties, and covenants of each party. We granted Toro certain registration rights with respect to the Series D Preferred Shares and the common shares issuable upon conversion thereof.

The distribution rate on the Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any quarterly dividend period. Dividends on the Series D Preferred Shares are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to approval by the Board. The first payment date occurred on October 16, 2023 and we paid a dividend on the Series D Preferred Shares to Toro amounting to $0.5 million. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series D Preferred Shares” for a full description of the Series D Preferred Shares.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms.

Vessel Disposals and Acquisitions

The following descriptions do not purport to be complete and are subject to and qualified in their entirety by reference to the Form of Memorandum of Agreement for Vessel Sale, which is included as an exhibit to this Annual Report and is incorporated by reference herein.

On October 26, 2022, we, through two of our wholly owned subsidiaries, entered into two separate agreements for each to acquire a 2005 German-built 2,700 TEU containership vessel, from two separate entities beneficially owned by family members of our Chairman, Chief Executive Officer and Chief Financial Officer. The purchase price for the vessel agreed to be acquired by the first of the two subsidiaries, Tom Shipping Co., was $25.75 million, and the purchase price of the vessel agreed to be acquired by the second subsidiary, Jerry Shipping Co., was $25.00 million. The vessels were delivered to us on November 30, 2022, and November 23, 2022, respectively.

On December 21, 2023, we, through one of our wholly owned subsidiaries, entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus, a 2010-built Kamsarmax bulk carrier vessel, for a price of $17.5 million. The vessel is expected to be delivered to its new owner by the end of the first quarter of 2024.

On January 19, 2024, we, through two of our wholly owned subsidiaries, entered into two separate agreements for the sale of two 2010-built Panamax bulk carrier vessels, M/V Magic Horizon and M/V Magic Nova, from two separate entities beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer. The sale price for M/V Magic Horizon was $15.8 million, and for M/V Magic Nova was $16.1 million. The vessels are expected to be delivered to their new owners during the first quarter of 2024.

On February 15, 2024, we, through one of our wholly owned subsidiaries, entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million.

The terms of each of the foregoing transactions were negotiated and approved by a special committee of disinterested and independent directors of the Company. In connection with all foregoing vessel sales, excluding the sale of the M/V Magic Nebula, we have agreed to enter into novation agreements in respect of the time charters the vessels are currently employed in.

$5.0 Million Term Loan Facility

On August 30, 2019, we entered into a $5.0 million term loan facility with Thalassa, an entity affiliated with Petros Panagiotidis, which was repaid in full on September 3, 2021. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” for more information.

The V8 Plus Pool

Prior to completion of the Spin-Off, the six Aframax/LR2 tanker vessels owned by the certain of the subsidiaries contributed to Toro in the Spin-Off participated in the V8 Plus Pool, an Aframax/LR2 pool managed by V8 Plus Management Pte Ltd., a company in which Petros Panagiotidis has a minority equity interest. During the period between the vessels’ entry into the V8 Plus Pool and completion of the Spin-Off, each vessel was provided with certain commercial management services and entered into charters by the pool manager. In return for such services, the pool manager was entitled to a $250 daily fee and customary 2% commission on all income received under charters and contracts of affreightment. The relevant ship owning subsidiary received its proportional share of pool revenues, subject to adjustments for expenses, among other factors. Each relevant ship owning subsidiary was entitled to elect one voting representative to the pool’s committee, which approves (i) the basis for calculating pool costs and (ii) requirements under which pool participants may be required to make additional contributions to the pool’s working capital. The agreements pursuant to which the relevant vessels participated in the V8 Plus Pool were negotiated and approved by a special committee of the Company’s disinterested and independent directors.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see “Item 18. Financial Statements.”

Legal Proceedings

To our knowledge, we are not currently a party to any legal proceedings that, if adversely determined, would have a material adverse effect on our financial condition results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. We are, and from time to time in the future, may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, subject to customary deductibles, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We do not have a declared dividend policy in respect of our common shares. Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of the Board and will depend upon factors such as earnings, increased cash needs and expenses, restrictions in any of our agreements (including our current and future credit facilities), overall market conditions, current capital expenditure programs and investment opportunities, and the provisions of Marshall Islands law affecting the payment of distributions to shareholders (as described below), and will be subject to the priority of our Series D Preferred Shares. The foregoing is not an exhaustive list of factors which may impact the payment of dividends. We cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth below and under “Item 3. Risk Factors—Risks Relating to our Common Shares—We do not have a declared dividend policy and our Board may never declare cash dividends on our common shares.”

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

Dividends on our Series D Preferred Shares accrue and are cumulative from their issue date and are payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2023, assuming dividends have been declared by our Board or any authorized committee thereof out of legally available funds for such purpose. From, and including, their issue date, the dividend rate for the Series D Preferred Shares will be 5.00% per annum of the stated amount of $1,000 per share; For each dividend period commencing on and from the seventh anniversary of August 7, 2023, the rate shall be the annual dividend rate in effect for the prior dividend period multiplied by a factor of 1.3, provided that such dividend rate cannot exceed 20% per annum. The rights of the holders of our Series D Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series D Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions. We may redeem the Series D Preferred Shares in whole or in part, at any time and from time to time after the fifth anniversary of August 7, 2023 (the issue date of the Series D Preferred Shares), at a cash redemption price equal to 105% of the stated amount, together with an amount equal to all accrued dividends. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed descriptions of the Series D Preferred Shares.

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

We have not paid any dividends to our shareholders as of the date of this Annual Report, excluding the distribution of Toro shares to common shareholder of Castor and the dividend paid to Toro amounting to $0.5 million in connection to the Series D Preferred Shares.

B.	SIGNIFICANT CHANGES

There have been no significant changes since the date of the consolidated financial statements included in this Annual Report, other than those described in Note 20 to the consolidated financial statements included elsewhere in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our common shares and associated Preferred Stock Purchase Rights under the Stockholders Rights Agreement currently trade on the Nasdaq Capital Market under the symbol “CTRM” and on the Norwegian OTC, or the NOTC, under the symbol “CASTOR”.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Please see “—A. The Offer and Listing—Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Articles of Association and Bylaws

The following is a description of material terms of our articles of incorporation and bylaws. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our articles of incorporation and our bylaws, as amended, copies of which are filed as exhibits to this Annual Report.

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. However, in connection with the Spin-Off, our Board resolved to focus our efforts on our then current business of dry bulk shipping, though we have since expanded into container shipping services in accordance with such resolutions. Our amended and restated Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.

Shareholders’ Meetings

The time and place of our annual meeting of shareholders is determined by our Board. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes permitted under applicable law (i) at any time by the Chairman, Chief Executive Officer or President of the Company or a majority of the Board and (ii) by shareholders holding more than 50% of the voting rights in the Company. No other person or persons are permitted to call a special meeting, unless otherwise prescribed by law. The Board may fix a record date of not more than sixty (60) nor less than fifteen (15) days prior to the date of any meeting of shareholders.

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 96,623,876 common shares were issued and outstanding as of February 27, 2024, and 50,000,000 preferred shares, par value $0.001 per share, of which 12,000 Series B Preferred Shares and 50,000 Series D Preferred Shares were issued and outstanding as of the same date.

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

Description of Series B Preferred Shares

On September 22, 2017, pursuant to an Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., we made certain issuances of our capital stock, including the issuance of 12,000 Series B Preferred Shares to Thalassa, a company controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. Each Series B Preferred Share has the voting power of one hundred thousand (100,000) common shares. On November 15, 2022, the independent disinterested members of our board of directors approved an amendment to the terms of our Series B Preferred Shares to entitle the holder thereof to (i) receive preferred shares with at least substantially identical rights and preferences in the event of a future spin-off of a controlled company, (ii) participate in a liquidation, dissolution or winding up of Castor pari passu with Castor’s common shares up to the Series B Preferred Shares’ nominal value and (iii) have their voting power adjusted to maintain a substantially identical voting interest upon the occurrence of certain events.

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

Description of Series D Preferred Shares

On August 7, 2023, we entered into the Series D Purchase Agreement, pursuant to which we agreed to issue 50,000 newly designated Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Issuance of Series D Preferred Shares and Dividends to Toro” for further details regarding this transaction. The Series D Preferred Shares have the following characteristics:

•
Conversion. The Series D Preferred Shares are convertible, at their holder’s option, to common shares after the first anniversary of August 7, 2023 and at any time thereafter. The conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $0.70 and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price is subject to certain adjustments, including due to a stock dividend, subdivision, split or combination. The minimum conversion price is $0.30 per common share. The Series D Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

•
Redemption.  The Company may, at its option, redeem the Series D Preferred Shares in whole or in part, at any time and from time to time after the fifth anniversary of August 7, 2023 (the Series D Preferred Shares issue date), at a cash redemption price equal to 105% of the stated amount, together with an amount equal to all accrued dividends.

•
Dividends. Holders of Series D Preferred Shares are entitled to receive, when, as and if declared by the Board, cumulative dividends at 5.00% per annum of the stated amount, in cash or Series D Preferred Shares, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2023. For each dividend period commencing on and from the seventh anniversary of August 7, 2023, the rate shall be the annual dividend rate in effect for the prior dividend period multiplied by a factor of 1.3; provided that such dividend rate cannot exceed 20% per annum.

•
Restrictions on Dividends, Redemption and Repurchases. So long as any Series D Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series D Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, other than a dividend payable solely in stock that ranks junior to the Series D Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company. “Accrued Dividends” means, with respect to Series D Preferred Shares, an amount computed at the Annual Rate from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

So long as any Series D Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series D Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) as a result of (x) a reclassification of Junior Stock, or (y) the exchange or conversion of one share of Junior Stock for or into another share of stock that ranks junior to the Series D Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (ii) through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that rank junior to the Series D Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.

•
Voting. Except as indicated below or otherwise required by law, the holders of the Series D Preferred Shares do not have any voting rights, except for (a) the right to elect, together with parity stock, up to two preferred directors, in certain circumstances upon nonpayment of dividends and (b) together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts (to the exclusion of all other series of preferred shares), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series D Preferred Shares so as to affect them adversely; (ii) the issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding Series D Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series D Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series D Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series D Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series D Preferred Shares immediately prior to such consummation, taken as a whole. The foregoing voting rights do not apply in connection with the issuance of Series C Participating Preferred Shares of the Company.

•
Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any Junior Stock (as defined in the statement of designations of the Series D Preferred Shares), holders of Series D Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share ($1,000), together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

•
No Preemptive Rights; No Sinking Fund.  Holders of the Series D Preferred Shares do not have any preemptive rights. The Series D Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Stockholders Rights Agreement

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right” or the “Rights”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The Rights entitle the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Shares (as defined in the Stockholders Rights Agreement) and become exercisable 10 days after a public announcement that a person or group has obtained beneficial ownership of 15% or more of our outstanding shares. See Exhibit 2.2 (Description of Securities) for a full description of the Stockholders Rights Agreement. As of December 31, 2023, 96,623,876 Rights were issued and outstanding in connection with our common shares.

Description of the Class A Warrants

The following summary of certain terms and provisions of our Class A Warrants is not complete and is subject to and qualified in its entirety by the provisions of the form of Class A Warrant, which is filed as an exhibit to our registration statement on Form F-1/A (Registration No. 333-238990), filed with the Commission on June 23, 2020. Prospective investors should carefully review the terms and provisions set forth in the form of Class A Warrant. As of February 27, 2024, 62,344 Class A Warrants remain outstanding.

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

On October 6, 2023, we repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 April 7 Warrants for $0.105 per repurchased warrant. Following the repurchase and as of February 27, 2024, 10,330,770 April 7 Warrants remain outstanding.

Listing and Markets

Our common shares and associated Preferred Stock Purchase Rights under the Stockholders Rights Agreement are listed on the Nasdaq Capital Market under the ticker symbol “CTRM” and on the Norwegian OTC, or the NOTC, under the symbol “CASTOR”.

On April 20, 2023, the Company received written notification from the Nasdaq that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. See “Item 4. Information on the Company—A. History of the Company— Nasdaq Listing Standards Compliance” for further information.

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

We refer you to “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of certain material contracts to which we are a party entered into during the two-year period immediately preceding the date of this Annual Report.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% tax on our USSGTI if:

(1) we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States; and

(2)  either:

(a) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual is a “qualified shareholder” and collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

(b) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly Traded Test.”

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% on our USSGTI if we meet either the 50% Ownership Test or the Publicly Traded Test.

Due to the widely dispersed nature of the ownership of our common shares, it is highly unlikely that we will satisfy the requirements of the 50% Ownership Test. Therefore, we expect to be exempt from the 4% tax on our USSGTI only if we can satisfy the Publicly Traded Test.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation must be “primarily and regularly traded on an established securities market in the US or in a qualified foreign country.” To be “primarily traded” on an established securities market, the number of shares of each class of our stock that are traded during any taxable year on all established securities markets in the country where they are listed must exceed the number of shares in each such class that are traded during that year on established securities markets in any other country. Our common shares, which are traded on the Nasdaq Capital Market, meet the test of being “primarily traded.”

To be “regularly traded” one or more classes of our stock representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock that is listed must be listed on an established securities market (“the vote and value” test) and meet certain other requirements. Our common shares are listed on the Nasdaq Capital Market, but do not represent more than 50% of the voting power of all classes of stock entitled to vote. Our Series B Preferred Shares, which have super voting rights and have voting control but are not entitled to dividends, are not listed. Thus, based on a strict reading of the vote and value test described above, our stock is not “regularly traded.”

Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock, which we refer to as the “5% Override Rule.” When more than 50% of the shares are owned by 5% shareholders, then we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of stock are a sufficient number of shares in that block to “prevent nonqualified shareholders in the closely held block from owning 50 percent or more of the stock.”

We believe our ownership structure meets the intent and purpose of the Publicly Traded Test and the tax policy behind it even if it does not literally meet the vote and value requirements. In our case, there is no closely held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. However, we expect that we would have satisfied the Publicly Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly traded company unless it is more than 50% owned, by vote or value, by nonqualified 5% shareholders. We therefore believe our stock structure, when considered by the U.S. Treasury in light of the Publicly Traded Test enunciated in the regulations should be accepted as satisfying the exemption. Accordingly, beginning with our 2020 taxable year and going forward, we intend to take the position that we qualify for the benefits of Section 883. In this regard, we filed a petition with the US Treasury to change the Publicly Traded Test in such a way that our stock structure would qualify us for exemption. There can be no assurance that our petition will be successful.  Based on the current wording of the relevant regulation our particular stock structure does not satisfy the Publicly Traded Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

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

We do not currently have, nor do we intend to have or permit circumstances that would result in us having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our USSGTI will be “effectively connected” with the conduct of a U.S. trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. However, we generally do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat the distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Individual Holder will generally be treated as ordinary income. However, if you are a U.S. Individual Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common stock is listed on the Nasdaq Capital Market, and we therefore expect that dividends will be qualified dividend income.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either

(i)	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(ii)	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC, and such vessel will be treated as an asset which produces or is held to produce “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

Based on our current assets and activities, we do not believe that we will be a PFIC for the current or subsequent taxable years.  Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, particularly, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your shares. As long as our common shares are traded on the Nasdaq Capital Market, as they currently are and as they may continue to be, our common shares should be considered “marketable stock” for purposes of making the Mark-to-Market Election. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the Default PFIC Regime (described below) with respect to the U.S. Holder’s indirect interest in any of our subsidiaries that are treated as an equity interest in a PFIC. U.S. Holders are urged to consult their own tax advisors.

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated (or a “Non-Electing Holder”), would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year (other than the taxable year in which such Non-Electing Holder’s holding period in the common shares begins) in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.

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

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates, equity price risk and credit risk. Our activities expose us primarily to the financial risks of changes in interest rates and foreign currency exchange rates as described below.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion of our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in SOFR, which is the relevant reference rate under our credit facilities. Increasing interest rates could increase our interest expense and adversely impact our future results of operations. As of December 31, 2023, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $85.8 million. Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase in SOFR of 1% would have decreased our net income in the years ended December 31, 2022 and 2023 by $1.4 million and $1.1 million, respectively, based upon our floating interest-bearing average debt level during 2022. We expect our sensitivity to interest rate changes to increase in the future as we enter into additional debt agreements in connection with vessel acquisitions. For further information on the risks associated with interest rates, please see “Item 3. Key Information—D. Risk Factors—All of our outstanding debt is exposed to Secured Overnight Financing Rate (“SOFR”) Risk. If volatility in SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.” for a discussion on the risks associated with SOFR, among others.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. A minority of our vessels’ operating expenses (approximately 1.2% for the year ended December 31, 2023) and of our general and administrative expenses (approximately 11.8%) are in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2023, these non-US dollar expenses represented 1.2% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

Equity price risk

Due to the Company’s investments in listed equity securities carried at fair value, equity price fluctuations represent a market risk factor affecting the Company’s consolidated financial position. As of December 31, 2023, our investment in listed equity securities amounted to $77.1 million. The carrying values of investments subject to equity price risks are based on quoted market prices as of the balance sheet date. Market prices fluctuate, and the amount realized in the subsequent sale of an investment may differ significantly from the reported fair value.

The following table summarizes the Company’s equity price risks in securities recorded at fair value on a recurring basis as of December 31, 2023, and shows the effects of a hypothetical 25 percent increase and a 25 percent decrease in market prices.

(U.S. dollars)	Fair Value at December 31, 2023	Hypothetical Percentage Change	Estimated Fair Value After Hypothetical Price Change	Estimated Increase /(Decrease) in Net Income/(Loss) (1)
Equity securities at fair value	$77,089,100	25% increase	$96,361,375	$19,272,275
		25% decrease	$57,816,825	$(19,272,275)

(1)	Changes in unrealized gains and losses on listed equity securities at fair value are included in earnings in the consolidated statements of comprehensive income.

The selected hypothetical changes do not reflect what could be considered best- or worst-case scenarios. Results could be significantly different due to both the nature of markets and the concentration of the Company’s investment portfolio.

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

We have adopted the Stockholders Rights Agreement, pursuant to which each of our common shares includes one right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series C Participating Preferred Shares if any third party seeks to acquire control of a substantial block of our common shares without the approval of our Board. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” included in this Annual Report and Exhibit 2.2 (Description of Securities) to this Annual Report for a description of our Stockholders Rights Agreement.

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series D Preferred Shares and B Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2023, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Based upon that evaluation, our management concluded that, as of December 31, 2023, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2023.

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

This Annual Report does not include an attestation report of our registered public accounting firm because the Company is neither an accelerated filer nor a large accelerated filer, as such terms are defined under U.S. federal securities laws.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Georgios Daskalakis, who serves as Chairman of the Audit Committee, qualifies as an “audit committee financial expert” under SEC rules, and that Mr. Daskalakis is “independent” under applicable Nasdaq rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

We adopted a code of conduct that applies to any of our employees, including our Chief Executive Officer and Chief Financial Officer. The code of conduct may be downloaded from our website (www.castormaritime.com). None of the information contained on, or that can be accessed through, the Company’s website is incorporated into or forms a part of this Annual Report. Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of conduct at no cost. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of our code of conduct, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2023, no such amendment was made, or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Aggregate fees billed to the Company for the years ended December 31, 2022, and 2023 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. In addition, it includes fees billed for professional services rendered for the audit and reviews of the Predecessor Toro Corp. financial statements, as well as in connection with (i) the issuance of related consents and (ii) the review of Toro’s registration statement and any other audit services required for SEC or other regulatory filings.

	For the year ended
In U.S. dollars	December 31, 2022	December 31, 2023
Audit Fees	$482,000	$439,820

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, cybersecurity training and security awareness campaigns through direct mail, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage assessors, consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

In 2023, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into the purview of the Information Technology and Cybersecurity Department of Castor Ships (the “ITC Department”), our commercial and technical co-manager. The ITC Department is responsible for monitoring, detecting and assessing cybersecurity risks and incidents at the parent company, subsidiary and vessel level. The ITC Department provides these services to us pursuant to the Amended and Restated Master Management. We also utilize third-party service providers for certain IT-related and other services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

The ITC Department currently comprises a senior IT professional with expertise in risk management, cybersecurity, and information technology. This individual has, and any future members of the ITC Department are expected to have, credentials relevant to their role, which includes prior experience working in similar roles and formal education (e.g., a Bachelors of Science in information technology fields). The ITC Department is also expected to keep abreast of cybersecurity best practices and procedures. The ITC Department is responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy. The ITC Department utilizes key performance indicators and metrics to monitor their performance and track progress towards goals established by the ITC Department.

As we do not have a dedicated board committee solely focused on cybersecurity, our full Board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by the ITC Department and approved by senior management. The Board receives periodic reports and presentations on cybersecurity risks from the ITC Department, including regarding recent incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-50 filed as part of this Annual Report.

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

1.3	Bylaws of the Company incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

2.1	Form of Common Share Certificate incorporated by reference to Exhibit 99.2 of Amendment No. 2 to Form 8-A filed with the SEC on May 28, 2021.

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.3	Form of Class A Warrant incorporated by reference to Exhibit 4.8 of Amendment No. 2 to the Company’s registration statement on Form F-1 filed with the SEC on June 23, 2020.

2.4	Form of Common Share Purchase Warrant incorporated by reference to Exhibit 4.3 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

4.1
Stockholder Rights Agreement dated as of November 20, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.2
Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 22, 2022, incorporated by reference to Exhibit 4.2 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.3
Amended and Restated Statement of Designations of Rights, Preferences and Privileges of Series C Participating Preferred Stock of Castor Maritime Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on March 30, 2022, incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F filed with the SEC on March 31, 2022.

4.4
Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of the Castor Maritime Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on August 10, 2023, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K furnished to the SEC on November 9, 2023.

4.5
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of August 7, 2023, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

4.6
Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.7
$11.0 Million Secured Term Loan Facility, dated November 22, 2019, by and among Alpha Bank S,A., as lender, and Pikachu Shipping Co. and Spetses Shipping Co., as borrowers, incorporated by reference to Exhibit 4.9 of the Company’s transition report on Form 20-F filed with the SEC on December 16, 2019.

4.8
First Supplemental Agreement, dated February 14, 2024 in respect of $11.0 Million Secured Term Loan Facility, dated November 22, 2019, by and among Alpha Bank S,A., as lender, and Pikachu Shipping Co. and Spetses Shipping Co., as borrowers.

4.9
$15.29 Million Term Loan Facility, dated January 22, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, as lenders, and Pocahontas Shipping Co. and Jumaru Shipping Co., as borrowers, incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F filed with the SEC on March 3, 2021.

4.10
Amended Facility Agreement dated July 3, 2023 in Respect of $15.29 Million Term Loan Facility, dated January 22, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, as lenders, and Pocahontas Shipping Co. and Jumaru Shipping Co., as borrowers.

4.11
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

4.12
Amended Facility Agreement dated July 3, 2023 in Respect of $40.75 Million Term Loan Facility, dated July 23, 2021, by and among Hamburg Commercial Bank AG and the banks and financial institutions listed in Schedule 1 thereto, and Liono Shipping Co., Snoopy Shipping Co., Cinderella Shipping Co., and Luffy Shipping Co., as borrowers.

4.13
$55.0 Million Term Loan Facility, dated January 12, 2022, by and among Deutsche Bank AG, as lender, and Mulan Shipping Co., Johnny Bravo Shipping Co., Songoku Shipping Co., Asterix Shipping Co. and Stewie Shipping Co., as borrowers, incorporated by reference to Exhibit 4.20 of the Company’s annual report on Form 20-F filed with the SEC on March 31, 2022.

4.14
$22.5 Million Term Loan Facility, dated November 22, 2022, by and among Chailease International Financial Services Co., Ltd., as lender, Jerry Shipping Co. and Tom Shipping Co., as borrowers and Castor Maritime, as guarantor, incorporated by reference to Exhibit 4.11 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.15
Warrant Agency Agreement, among the Company and American Stock Transfer & Trust Company, LLC, dated June 26, 2020, incorporated by reference to Exhibit 4.1 of the Company’s report on Form 6-K furnished to the SEC on June 29, 2020.

4.16
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated July 12, 2020, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on July 15, 2020.

4.17
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

4.18
Master Management Agreement, dated September 1, 2020, by and among the Company, its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 99.3 of the Company’s report on Form 6-K furnished to the SEC on September 11, 2020.

4.19
Amended and Restated Master Management Agreement, dated July 28, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.20
Addendum No.1 to the Amended and Restated Master Management Agreement, dated November 18, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries, its ex-shipowning subsidiary and Castor Ships S.A., incorporated by reference to Exhibit 4.17 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.21
Contribution and Spin-Off Distribution Agreement entered into by and between Castor Maritime Inc. and Toro Corp., dated March 7, 2023, incorporated by reference to Exhibit 4.18 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.22
Equity Distribution Agreement entered into by and between Castor Maritime Inc. and Maxim Group LLC, dated May 23, 2023, incorporated by reference to Exhibit 1.1 of the Company’s report on Form 6-K furnished to the SEC on May 23, 2023.

4.23	Form of Memorandum of Agreement for Vessel Sale.

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer and Chief Financial Officer.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

97.1	Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase Document

104	Cover Page Interactive Data File (Inline XBRL)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CASTOR MARITIME INC.

/s/ Petros Panagiotidis	February 29, 2024
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Castor Maritime Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, shareholders’ equity and mezzanine equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of vessels – Uncontracted Future Charter Rates for certain vessels with impairment indicators - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. As at December 31, 2023, three out of the fourteen vessels held for use had an impairment indication.

If indicators of impairment exist for a vessel, the Company determines its recoverable amount by estimating the future undiscounted cash flows expected to be generated by the use of the vessel.  When the carrying value of the vessel exceeds its future undiscounted cash flows, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. The future undiscounted cash flows incorporate various factors and significant assumptions, including estimated uncontracted future charter rates. The estimated uncontracted future charter rates are based on the ten-year average of the historical six-months and one-year time charter rates available for each type of vessel, net of estimated commissions, over the remaining estimated economic life of each vessel, excluding estimated days of scheduled off-hires.

We identified the uncontracted future charter rates for certain vessels with impairment indicators used in the future undiscounted cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate the uncontracted future charter rates and the significant impact they have on future undiscounted cash flows expected to be generated over the remaining useful life of the vessel. Uncontracted future charter rates are the most sensitive assumptions in the impairment test performed for the year ended December 31, 2023. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimate of the uncontracted future charter rates used in the future undiscounted cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncontracted future charter rates utilized in the future undiscounted cash flows included the following among others:

We evaluated the reasonableness of the Company’s estimate of uncontracted future charter rates by:

•	Evaluating the Company’s methodology for estimating the uncontracted future charter rates by using our industry experience.

•
Evaluating the Company’s assumptions regarding uncontracted future charter rates by comparing the uncontracted future charter rates utilized in the future undiscounted cash flows to 1) the Company’s historical rates, 2) the Company’s forecast 3) historical rate information by vessel type published by a third-party broker and 4) other external market sources, including industry reports on prospective market outlook.

•	Evaluating management’s ability to accurately forecast by performing a retrospective review of forecasted results for 2023 by comparing to actual results for 2023.

Investment in related party at fair value — Refer to Note 4(c) to the financial statements

Critical Audit Matter Description

The Company’s Investment in related party comprises 140,000 Series A Preferred Shares, having a stated amount of $1,000, received as part of the Spin-Off consideration and recorded on initial recognition at a fair value of $117,222,135. As there was no observable market for the Series A Preferred Shares, the fair value of this investment was determined by the Company by taking into consideration a third-party valuation which used quotes and other observable market data, to the extent such data were available, but which also required the use of one or more unobservable inputs significant to the valuation taken as a whole such as volatility and weighted average cost of capital. The fair value is based on significant unobservable inputs that reflect management’s determination of assumptions that market participants might reasonably use in valuing the investment.

We identified the initial recognition of the Investment in related party at fair value as a critical audit matter due to the judgments necessary for management to select an appropriate valuation methodology and the use of significant unobservable inputs to estimate the fair value of this investment.

This required a high degree of auditor judgement and increased effort, including the need to involve fair value specialists who possess significant quantitative and modeling expertise to obtain an understanding of the appropriateness of the valuation methodology and to audit and evaluate the assumptions in determining the fair value of the investment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation methodology and unobservable inputs used by management to estimate the fair value of this investment, included the following, among others:

•	We evaluated the Company’s accounting for the Investment in related party in accordance with generally accepted accounting principles.
•
With the assistance of our fair value specialists, we obtained an understanding of the valuation methodology, and assumptions for the unobservable inputs used, to derive the pricing information as part of the procedures to test the fair value estimate.

•	With the assistance of our fair value specialists, we tested the reasonableness of the related significant unobservable inputs by comparing these inputs to external sources.
•	With the assistance of our fair value specialists, we evaluated the appropriateness of the valuation methodology and the unobservable inputs used.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
February 29, 2024
We have served as the Company’s auditor since 2017.

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and December 31, 2023
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	December 31,
CURRENT ASSETS:	Note	2022	2023
Cash and cash equivalents		$100,593,557	$111,383,645
Restricted cash	8	1,684,269	2,327,502
Accounts receivable trade, net		2,706,412	2,914,899
Due from related parties	4	2,664,976	5,650,168
Inventories		1,939,689	977,639
Prepaid expenses and other assets		2,065,539	3,277,873
Investment in equity securities	9	—	77,089,100
Assets held for sale	7(b)	—	38,656,048
Deferred charges, net		51,138	—
Current assets of discontinued operations	3	54,763,308	—
Total current assets		166,468,888	242,276,874

NON-CURRENT ASSETS:
Vessels, net	7	343,408,466	229,536,996
Restricted cash	8	7,550,000	7,190,000
Due from related parties	4	3,514,098	4,504,340
Prepaid expenses and other assets		1,626,000	500,000
Deferred charges, net	5	5,357,816	3,231,461
Fair value of acquired time charters	6	2,507,506	265,173
Investment in related party	4(c)	—	117,537,135
Non-current assets of discontinued operations	3	102,715,796	—
Total non-current assets		466,679,682	362,765,105
Total assets		$633,148,570	$605,041,979

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	29,170,815	17,679,295
Debt related to assets held for sale, net	8(a)	—	2,406,648
Accounts payable		7,593,981	2,833,167
Deferred revenue		2,583,879	1,548,892
Accrued liabilities		5,494,043	3,592,728
Due to related parties	4(d)	227,622	541,666
Current liabilities of discontinued operations	3	6,519,051	—
Total current liabilities		51,589,391	28,602,396

NON-CURRENT LIABILITIES:
Long-term debt, net	8	109,600,947	65,709,842
Non-current liabilities of discontinued operations	3	10,463,172	—
Total non-current liabilities		120,064,119	65,709,842

Commitments and contingencies	12

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 0 and 50,000 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively, aggregate liquidation preference of $0 and $50,000,000 as of December 31, 2022 and December 31, 2023, respectively		—	49,549,489
Total mezzanine equity	10	—	49,549,489

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 and 96,623,876 issued and outstanding as of December 31, 2022, and December 31, 2023, respectively	10	94,610	96,624
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2022, and December 31, 2023	10	12	12
Additional paid-in capital		303,658,153	266,360,857
Retained earnings		157,742,285	194,722,759
Total shareholders’ equity		461,495,060	461,180,252
Total liabilities, mezzanine equity and shareholders’ equity		$633,148,570	$605,041,979

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2021, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2021	2022	2023
REVENUES:
Time charter revenues	6,14	$102,785,442	$150,216,130	$97,515,511
Total vessel revenues		102,785,442	150,216,130	97,515,511

EXPENSES:
Voyage expenses (including $1,299,108, $1,944,288 and $1,274,384 to related party for the years ended December 31, 2021, 2022, and 2023, respectively)	4,15	(1,891,265)	(3,721,277)	(5,052,228)
Vessel operating expenses	15	(26,841,600)	(41,259,554)	(41,913,628)
Management fees to related parties	4	(4,890,900)	(6,562,400)	(7,167,397)
Depreciation and amortization	5,7	(10,528,711)	(18,535,237)	(22,076,831)
Provision for doubtful accounts		(2,483)	—	—
General and administrative expenses (including $1,200,000, $2,100,000 and $3,099,000 to related party for the years ended December 31, 2021, 2022, and 2023, respectively)	4, 16	(3,266,310)	(7,043,937)	(5,681,371)
Net gain on sale of vessels	7	—	—	6,383,858
Total expenses		(47,421,269)	(77,122,405)	(75,507,597)

Operating income		55,364,173	73,093,725	22,007,914

OTHER INCOME/(EXPENSES):
Interest and finance costs (including $204,167, $0 and $0 to related party for the years ended December 31, 2021, 2022 and 2023, respectively)	4,8,17	(2,348,987)	(7,681,482)	(11,259,643)
Interest income		74,472	1,355,491	3,209,886
Foreign exchange gains / (losses)		13,290	109,882	(92,745)
Dividend income on equity securities	9	—	24,528	1,312,222
Dividend income from related party	4	—	—	1,166,667
Gains on equity securities	9	—	27,450	5,136,649
Total other expenses, net		(2,261,225)	(6,164,131)	(526,964)

Net income and comprehensive income, from continuing operations, before taxes		$53,102,948	$66,929,594	$21,480,950
Income taxes		(291,165)	(388,669)	(177,794)
Net income and comprehensive income from continuing operations, net of taxes		$52,811,783	$66,540,925	$21,303,156
Net (loss) / income and comprehensive income from discontinued operations, net of taxes	3	(541,296)	52,019,765	17,339,332
Net income and comprehensive income		52,270,487	118,560,690	38,642,488
Deemed dividend on Series A Preferred Shares		(11,772,157)	—	—
Deemed dividend on warrants repurchase		—	—	(444,885)
Dividend on Series D Preferred Shares		—	—	(1,020,833)
Deemed dividend on Series D Preferred Shares		—	—	(196,296)
Net income attributable to common shareholders		40,498,330	118,560,690	36,980,474

Earnings per common share, basic, continuing operations	13	0.49	0.70	0.21
Earnings per common share, diluted, continuing operations	13	0.48	0.70	0.10
(Loss) / Earnings per common share, basic, discontinued operations	13	(0.01)	0.55	0.18
(Loss) / Earnings per common share, diluted, discontinued operations	13	(0.01)	0.55	0.08
Earnings per common share, basic, Total	13	0.48	1.25	0.39
Earnings per common share, diluted, Total	13	0.47	1.25	0.17
Weighted average number of common shares, basic	13	83,923,435	94,610,088	95,710,781
Weighted average number of common shares, diluted	13	85,332,728	94,610,088	219,530,247

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the years ended December 31, 2021, 2022, and 2023
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued							Mezzanine equity
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity	# of Series D Preferred Shares	Mezzanine Equity
Balance, December 31, 2020	13,121,238	480,000	12,000	13,613	53,686,741	(1,316,735)	52,383,619	—	—
- Issuance of common stock pursuant to the registered direct offerings (Note 10)	42,405,770	—	—	42,406	156,824,134	—	156,866,540	—	—
- Issuance of common stock pursuant to warrant exercises (Note 10)	34,428,840	—	—	34,429	83,386,517	—	83,420,946	—	—
- Issuance of common stock pursuant to the ATM Program (Note 10)	4,654,240	—	—	4,654	12,388,124	—	12,392,778	—	—
- Redemption of Series A Preferred Shares (Note 10)		(480,000)		(480)	(2,627,363)	(11,772,157)	(14,400,000)	—	—
Net income and comprehensive income	—	—	—	—	—	52,270,487	52,270,487	—	—
Balance, December 31, 2021	94,610,088	—	12,000	94,622	303,658,153	39,181,595	342,934,370	—	—
- Net income and comprehensive income	—	—	—	—	—	118,560,690	118,560,690	—	—
Balance, December 31, 2022	94,610,088	—	12,000	94,622	303,658,153	157,742,285	461,495,060	—	—
- Distribution of net assets of Toro Corp. to shareholders (Note 1)	—	—	—	—	(37,919,432)	—	(37,919,432)	—	—
- Issuance of common shares pursuant to the ATM Program (Note 10)	2,013,788	—	—	2,014	618,877	—	620,891	—	—
- Issuance of Series D Preferred Shares, net of costs (Note 10)	—	—	—	—	—	—	—	50,000	49,353,193
- Capital contribution from Toro, pursuant to the issuance of Series D Preferred Shares (Note 10)	—	—	—	—	500,000	—	500,000	—	—
- Dividend on Series D Preferred Shares	—	—	—	—	—	(1,020,833)	(1,020,833)	—	—
- Deemed dividend on Series D Preferred Shares (Note 10)	—	—	—	—	—	(196,296)	(196,296)	—	196,296
- Warrants repurchase (Note 10)	—	—	—	—	(941,626)	—	(941,626)	—	—
- Deemed dividend on warrants repurchase(Note 10)	—	—	—	—	444,885	(444,885)	—	—	—
- Net income and comprehensive income	—	—	—	—	—	38,642,488	38,642,488	—	—
Balance, December 31, 2023	96,623,876	—	12,000	96,636	266,360,857	194,722,759	461,180,252	50,000	49,549,489

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021, 2022, and 2023 (Expressed in U.S. Dollars)

		Year Ended December 31,
	Note	2021	2022	2023
Cash Flows (used in) / provided by Operating Activities of Continuing Operations:
Net income		$52,270,487	$118,560,690	$38,642,488
Less: Net loss / (income) from discontinued operations, net of taxes		541,296	(52,019,765)	(17,339,332)
Net income from continuing operations, net of taxes		52,811,783	66,540,925	21,303,156
Adjustments to reconcile net income from Continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	5,7	10,528,711	18,535,237	22,076,831
Amortization and write-off of deferred finance charges	17	319,840	730,513	888,523
Amortization of fair value of acquired time charters	6	(1,940,000)	409,538	2,242,333
Net gain on sale of vessels	7	—	—	(6,383,858)
Provision for doubtful accounts		2,483	—	—
Unrealized gains on equity securities	9	—	—	(5,134,013)
Realized gain on sale of equity securities		—	(27,450)	(2,636)
Changes in operating assets and liabilities:
Accounts receivable trade, net		(2,822,472)	1,415,828	(208,487)
Inventories		(584,206)	(640,665)	539,742
Due from/to related parties		(100,986,417)	7,573,712	(4,518,056)
Prepaid expenses and other assets		(2,053,565)	247,377	(86,333)
Other deferred charges		(165,899)	114,761	51,138
Accounts payable		3,022,455	3,344,840	(3,260,521)
Accrued liabilities		1,020,416	1,407,618	(1,894,102)
Deferred revenue		3,271,769	(796,014)	(1,034,987)
Dry-dock costs paid		(2,696,087)	(3,180,671)	(2,395,365)
Net Cash (used in) / provided by Operating Activities from Continuing Operations		(40,271,189)	95,675,549	22,183,365

Cash flow used in Investing Activities of Continuing Operations:
Vessel acquisitions (including time charters attached) and other vessel improvements	7	(234,985,192)	(75,553,224)	(623,283)
Purchase of equity securities		—	(60,750)	(72,211,450)
Proceeds from sale of equity securities		—	88,200	258,999
Advances for vessel acquisition		(2,367,455)	—	—
Net proceeds from sale of vessels		—	—	63,607,430
Net cash used in Investing Activities from Continuing Operations		(237,352,647)	(75,525,774)	(8,968,304)

Cash flows provided by / (used in) Financing Activities of Continuing Operations:
Gross proceeds from issuance of common shares and warrants		265,307,807	—	881,827
Repurchase of warrants		—	—	(941,626)
Common share issuance expenses		(12,527,747)	(65,797)	(260,936)
Gross proceeds from Series D Preferred Shares		—	—	50,000,000
Series D Preferred Shares issuance expenses		—	—	(146,807)
Dividends paid on Series D Preferred Shares		—	—	(479,167)
Redemption of Series A Preferred Shares		(14,400,000)	—	—
Repayment of related party debt		(5,000,000)	—	—
Proceeds from long-term debt	8	79,190,000	77,500,000	—
Repayment of long-term debt	8	(5,178,500)	(24,493,000)	(53,864,500)
Payment of deferred financing costs		(1,471,569)	(986,209)	(25,178)
Proceeds received from Toro Corp. related to Spin-Off	4	—	—	2,694,647
Net cash provided by/ (used in) Financing Activities from continuing operations		305,919,991	51,954,994	(2,141,740)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		101,046,516	28,077,502	20,409,041
Net cash (used in) / provided by Investing Activities from discontinued operations		(111,288,060)	11,788,681	(153,861)
Net cash provided by / (used in Financing Activities from discontinued operations		15,904,954	(3,050,000)	(62,734,774)
Net cash provided by / (used in) discontinued operations		5,663,410	36,816,183	(42,479,594)

Net increase/(decrease) in cash, cash equivalents, and restricted cash		33,959,565	108,920,952	(31,406,273)
Cash, cash equivalents and restricted cash at the beginning of the period		9,426,903	43,386,468	152,307,420
Cash, cash equivalents and restricted cash at the end of the period		$43,386,468	$152,307,420	$120,901,147

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$37,173,736	$142,373,151	$111,383,645
Restricted cash, current		2,382,732	1,684,269	2,327,502
Restricted cash, non-current		3,830,000	8,250,000	7,190,000
Cash, cash equivalents, and restricted cash		$43,386,468	$152,307,420	$120,901,147

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		1,922,726	5,669,627	10,153,448
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		99,797	34,000	34,000
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		1,125,127	204,763	—
Unpaid advances for vessel acquisitions (included in Accounts payable and Accrued Liabilities)		710	—	—
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		1,113,547	1,277,568	—
Unpaid deferred financing costs		3,980	25,178	—
Dividend declared but unpaid		—	—	541,666
Deemed dividend on Series D Preferred Shares		—	—	196,296
Deemed dividend on warrants repurchase		—	—	444,885
Net assets of Toro (discontinued operations)		—	—	37,919,432

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of December 31, 2023, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra (as defined below) to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”), having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all of Toro’s common shares outstanding to its holders of common shares of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares (such transactions collectively, the “Spin-Off”). The Spin-Off was concluded on March 7, 2023. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments and assets and liabilities that were part of the Spin-Off are reported as discontinued operations for all periods presented (Note 3). Toro’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “TORO”. As part of the Spin-Off, Toro entered into various agreements effecting the separation of Toro’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under an $18.0 million term loan facility entered into by Alpha Bank S.A. and two of the Company’s former tanker-owning subsidiaries on April 27, 2021. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares issued to the Company in connection with the Spin-Off.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

The assets and liabilities of Toro on March 7, 2023, were as follows:

March 7, 2023
Cash and cash equivalents	$61,359,774
Accounts receivable trade, net	6,767,408
Due from related parties, current	4,528,948
Inventories	890,523
Prepaid expenses and other assets, current	1,447,062
Vessels, net	91,492,003
Restricted cash	700,000
Due from related parties, non-current	1,708,474
Prepaid expenses and other assets, non-current	4,449,999
Deferred charges, net	2,685,922
Due to Related Parties	(3,001,865)
Accounts payable	(2,432,095)
Accrued liabilities	(3,041,530)
Long-term debt, net	(12,413,056)
Net assets of Toro	155,141,567
Less: Investment in Preferred Shares of Toro issued as part of Spin-Off (refer Note 4(c) )	(117,222,135)
Distribution of net assets of Toro to the Company’s shareholders	$37,919,432

With effect from July 1, 2022, Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 4).

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessels.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

As of December 31, 2023, the Company owned a diversified fleet of 17 vessels, with a combined carrying capacity of 1.4 million dwt, consisting of one Capesize, five Kamsarmax and nine Panamax dry bulk vessels, as well as two 2,700 TEU containerships. Details of the Company’s wholly owned subsidiaries as of December 31, 2023, are listed below.

(a)     Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
3	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
4	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
5	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
6	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
7	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
8	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
9	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
10	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
11	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
12	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022
13	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
14	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
15	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
16	Jerry Shipping Co. (“Jerry S”)	Marshall Islands	M/V Ariana A	38,117	2005	November 2022
17	Tom Shipping Co. (“Tom S”)	Marshall Islands	M/V Gabriela A	38,121	2005	November 2022

(b)     Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Tom Maritime Ltd. (“Tom M”)	Malta
2	Jerry Maritime Ltd. (“Jerry M”)	Malta
3	Containco Shipping Inc.	Marshall Islands

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(c)     Consolidated non-vessel owning subsidiaries:

	Company	Country of incorporation
1	Castor Maritime SCR Corp. (“Castor SCR”)(1)	Marshall Islands
2	Bagheera Shipping Co. (“Bagheera”)(2)	Marshall Islands
3	Luffy Shipping Co. (“Luffy”)(3)	Marshall Islands
4	Kabamaru Shipping Co. (“Kabamaru”)(4)	Marshall Islands
5	Bistro Maritime Co. (“Bistro”)(5)	Marshall Islands
6	Garfield Shipping Co. (“Garfield”)(6)	Marshall Islands

(1)	Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager with effect from November 1, 2021.

(2)
Bagheera Shipping Co. no longer owns any vessel following the sale of the M/V Magic Rainbow on March 13, 2023, and delivery of such vessel to an unaffiliated third-party on April 18, 2023 (see also Note 7).

(3)
Luffy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Twilight on June 2, 2023, and delivery of such vessel to an unaffiliated third-party on July 20, 2023 (see also Note 7).

(4)
Kabamaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Argo on September 22, 2023, and delivery of such vessel to an unaffiliated third-party on December 14, 2023 (see also Note 7).

(5)
Bistro Maritime Co. no longer owns any vessel following the sale of the M/V Magic Sun on October 6, 2023, and delivery of such vessel to an unaffiliated third-party on November 14, 2023 (see also Note 7).

(6)
Garfield Shipping Co. no longer owns any vessel following the sale of the M/V Magic Phoenix on October 16, 2023, and delivery of such vessel to an unaffiliated third-party on November 27, 2023 (see also Note 7).

(d)     Entities comprising the discontinued operations as part of the Spin-Off:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Toro Corp. (7)	Marshall Islands	—	—	—	—
2	Toro RBX Corp. (“Toro RBX”) (8)	Marshall Islands	—	—	—	—
3	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
4	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
5	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
6	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
7	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
8	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021
9	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
10	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
11	Elektra Shipping Co. (“Elektra”) (9)	Marshall Islands	—	—	—	—

(7)
Incorporated on July 29, 2022. At the Distribution Date, Toro served as the holding company to which the equity interests of the Aframax/LR2 and Handysize tanker owning subsidiaries and Elektra were contributed.

(8)	Incorporated under the laws of the Marshall Islands on October 3, 2022, to serve, with effect from the Distribution Date, as the cash manager of Toro and its subsidiaries.

(9)	Elektra no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Charterer concentration:

During the years ended December 31, 2021, 2022 and 2023, charterers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), all derived from the Company’s dry bulk and containers segments, were as follows:

Charterer	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
A	25%	31%	42%
B	—%	18%	28%
C	—%	—%	10%
D	15%	26%	—%
E	14%	—%	—%
Total	54%	75%	80%

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Castor, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. The Company has identified it has variable interests in Toro Corp., but is not the primary beneficiary. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE.

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

Segment Reporting

The Company reports financial information and evaluates its operations by type of vessel. As a result, management, including the chief operating decision maker, reviews operating results by the segmented operating results of its fleet. The Company determined that, as of December 31, 2023, it operated under two reportable segments: as a provider of dry bulk commodities transportation services (referred to as the “dry bulk segment”) and as a provider of containership cargoes transportation services (referred to as the “containership segment”). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

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

Accounts receivable trade, net

The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire, freight, and other potential sources of income (such as demurrage, ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts recorded as of December 31, 2022 and 2023 amounted to $0 for both years.

Inventories

Inventories consist of bunkers, lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. Inventories consist of bunkers during periods when vessels are unemployed, undergoing dry-docking or special survey or under voyage charters.

Intangible Assets/Liabilities Related to Time Charters Acquired

When the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Company records such identified intangible assets or liabilities at fair value. Fair value is determined by reference to market data obtained from independent broker’s valuations. The valuations reflect the fair value of the vessel with and without the attached time charter and the cost of the acquisition is then allocated to the vessel and the intangible asset or liability on the basis of their relative fair values. The intangible asset or liability is amortized as an adjustment to revenues over the assumed remaining term of the acquired time charter and is classified as non-current asset or liability, as applicable, in the accompanying consolidated balance sheets.

Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Company can estimate the amount of such recovery and (iv) provided that the claim is not subject to litigation. No provision for credit losses was recorded as of December 31, 2022 and 2023 pursuant to the provisions of ASC 326.

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

Impairment of Vessels

The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount. As at December 31, 2022 and 2023, the Company identified impairment indicators for certain of its vessels and, accordingly, estimated the vessels’ recoverable amount by projecting their undiscounted future operating cash flows. In developing estimates of future undiscounted operating cash flows, the Company made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry-docking and/or special survey costs, the estimated remaining useful life of the vessels and their estimated residual value. Based on the results of the undiscounted cash flow tests performed, the Company determined that the vessels for which impairment indicators were present, were not impaired as of December 31, 2022 and 2023.

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

Revenues and voyage expenses recognition

The Company generates its revenues from time charter contracts. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Panamax Index.

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

Voyage Expenses

Voyage expenses, consist of: (a) port, canal and bunker expenses unique to a particular charter that the Company incurs during repositioning periods, and (b) brokerage commissions. All voyage expenses are expensed as incurred, except for contract fulfilment costs which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. These capitalized contract fulfilment costs are recorded under “Deferred charges, net” in the accompanying consolidated balance sheets. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses.

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

Earnings /(losses) per common share

Basic earnings/(losses) per common share are computed by dividing net income available to common shareholders, by the weighted average number of common shares outstanding during the period. Diluted earnings per common share, reflects the potential dilution that could occur if securities were converted or other contracts to issue common stock were exercised at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants issued. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible securities. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

Commitments, contingencies and provisions

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

Investment in related party (Financial Instruments, Recognition and Measurement):

The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

Discontinued Operations

The Company classifies as discontinued operations, a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on the company’s operations and financial results (Note 3).

Warrants repurchases

The Company records the repurchase of its warrants at cost. For warrants repurchased, if the instrument is classified as equity, any cash paid in the settlement is recorded as an offset to additional paid-in capital. The Company’s warrants are all classified as equity. When the Company determines that on the measurement date the repurchase amount exceeds the fair value of the repurchased warrants, then this value represents a deemed dividend to the warrant holders, which should be deducted from the net income from continuing operations to arrive at the net income available to common shareholders from continuing operations.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker.  In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss.  ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company does not expect that the adoption of ASU 2023-07 would have a material effect on its consolidated financial statements and related disclosures.
3.	Discontinued operations:

The Company’s discontinued operations relate to the operations of Toro, Elektra and the subsidiaries formerly comprising the Company’s Aframax/LR2 and Handysize tanker segments following completion of the Spin-Off on March 7, 2023. The Company has no continuing involvement in the Aframax/LR2 and Handysize tanker business as of such date (Note 1).

The components of assets and liabilities of discontinued operations in the consolidated balance sheet at December 31, 2022 consisted of the following:

CURRENT ASSETS:	December 31, 2022
Cash and cash equivalents	$41,779,594
Accounts receivable trade, net	10,616,573
Due from related parties	558,328
Inventories	893,568
Prepaid expenses and other assets	915,245
Total current assets of discontinued operations	54,763,308

NON-CURRENT ASSETS:
Vessels, net	92,486,178
Restricted cash	700,000
Due from related parties	1,708,474
Prepaid expenses and other assets	5,199,999
Deferred charges, net	2,621,145
Total non-current assets of discontinued operations	102,715,796

CURRENT LIABILITIES:
Current portion of long-term debt, net	2,606,302
Accounts payable	1,643,468
Accrued liabilities	2,269,281
Total current liabilities of discontinued operations	6,519,051

NON-CURRENT LIABILITIES:
Long-term debt, net	10,463,172
Total non-current liabilities of discontinued operations	10,463,172

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Discontinued operations (continued):

The components of the income from discontinued operations for the years ended December 31, 2021 and 2022 and for the period January 1, 2023 through March 7, 2023 in the consolidated statements of comprehensive income consisted of the following:

	Year Ended December 31,	Year Ended December 31,	January 1 through March 7,
	2021	2022	2023
REVENUES:
Time charter revenues	9,115,257	13,656,029	914,000
Voyage charter revenues	15,002,012	51,805,097	7,930
Pool revenues	5,146,999	46,424,742	22,447,344
Total vessel revenues	29,264,268	111,885,868	23,369,274

EXPENSES:
Voyage expenses (including $372,037, $1,437,276, and $294,831 to related party for the years ended December 31, 2021, 2022 and for the period January 1, 2023 through March 7, 2023)	(11,059,518)	(29,319,414)	(374,396)
Vessel operating expenses	(12,361,871)	(21,708,290)	(3,769,132)
Management fees to related parties	(1,853,850)	(2,833,500)	(507,000)
Depreciation and amortization	(3,834,117)	(7,294,476)	(1,493,759)
(Provision) / Recovery of provision for doubtful accounts	—	(266,732)	266,732
Gain on sale of vessel	—	3,222,631	—
Total expenses	(29,109,356)	(58,199,781)	(5,877,555)

Operating income	154,912	53,686,087	17,491,719

OTHER INCOME/(EXPENSES):
Interest and finance costs	(506,012)	(902,572)	(220,061)
Interest income	652	202,612	253,165
Foreign exchange losses / (gains)	15,326	(6,181)	(11,554)
Total other (expenses)/income, net	(490,034)	(706,141)	21,550

Net (loss) / income and comprehensive (loss)/ income from discontinued operations, before taxes	$(335,122)	$52,979,946	$17,513,269
Income taxes	(206,174)	(960,181)	(173,937)
Net (loss) / income and comprehensive (loss)/ income from discontinued operations, net of taxes	$(541,296)	$52,019,765	$17,339,332

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

During the years ended December 31, 2021, 2022, and 2023, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of comprehensive income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Management fees-related parties
Management fees – Castor Ships (a)	$1,438,500	$2,182,400	$2,660,797
Management fees – Pavimar (b)	3,452,400	4,380,000	4,506,600

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$1,299,108	$1,944,288	$1,274,384

Included in Interest and finance costs
Interest expenses – Thalassa (e)	$204,167	$—	$—

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$1,200,000	$2,100,000	$3,099,000

Included in Gain on sale of vessel
Sale & purchase commission – Castor Ships (a)	$—	$—	$664,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (a)	$—	$235,500	$—

As of December 31, 2022, and 2023, balances with related parties consisted of the following:

	December 31, 2022	December 31, 2023
Assets:
Due from Castor Ships (a) – current	$—	$2,283,209
Due from Castor Ships (a) – non-current	3,514,098	4,504,340
Due from Pavimar (b) – current	2,664,976	3,366,959
Investment in Toro (c) – non-current	—	117,537,135

Liabilities:
Due to Castor Ships (a) – current	$227,622	$—
Due to Toro (d) – current	—	541,666

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(a)     Castor Ships: During the period from September 1, 2020 (being the effective date of the initial Castor Ships Management Agreements), and up to June 30, 2022, pursuant to the terms and conditions stipulated in a master management agreement (the “Master Management Agreement”) and separate commercial ship management agreements (the “Ship Management Agreements”) with Castor Ships (together, the “Castor Ships Management Agreements”), Castor Ships managed the Company’s business and provided commercial ship management, chartering and administrative services to the Company and its vessel owning subsidiaries. During the abovementioned period, the Company and its subsidiaries, in exchange for Castor Ship’s services, paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

Effective July 1, 2022, the Company and each of the Company’s vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for the Company’s vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the Castor Ships Management Agreements. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages the Company’s overall business and provides the Company’s vessel owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships is generally not liable to the Company for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships will in no circumstances be responsible for the actions of the Company’s crews. The Company has also agreed to indemnify Castor Ships in certain circumstances.

In exchange for the services provided by Castor Ships, the Company and its vessel owning subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s vessel owning subsidiaries pay Castor Ships a daily management fee of $925 per containership and dry bulk vessel, and, until March 7, 2023, paid a daily management fee of $975 per tanker vessel (collectively, the “Ship Management Fees”) for the provision of the ship management services provided in the Amended and Restated Master Management Agreements. The Ship Management Fees and Flat Management Fee is adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. As a result of the inflation adjustment and effective July 1, 2023, the Ship Management Fee increased from $925 per vessel to $986 per vessel and the Flat Management Fee increased from $0.75 million to $0.8 million. Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships is paid the residual amount of $325 (before the inflation adjustment) or $386, effective July 1, 2023. The Company also reimburses Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of its provisions by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Amended Castor Ship Management Agreement.

In January 2023, Castor Ships transferred the technical sub-management of the Company’s containerships from Pavimar to a third-party ship management company.

As of December 31, 2023, in accordance with the provisions of the Amended Castor Ship Management Agreements, Castor Ships (i) had subcontracted to a third-party ship management company the technical management of the Company’s containerships and (ii) was co-managing with Pavimar the Company’s dry bulk vessels. Castor Ships pays, at its own expense, the containership technical management company a fee for the services it has subcontracted to it, without any additional cost to the Company.

During the years ended December 31, 2021, 2022 and 2023, the Company incurred sale and purchase commissions amounting to $0, $235,500 and $0 respectively, due to the acquisition of one Panamax vessel, included in ‘Vessels, net’ in the accompanying consolidated balance sheets and sale and purchase commissions amounting to $0, $0 and $664,000 respectively, due to the sale of three Panamax vessels and two Kamsarmax vessels, which are included in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2022, such advances amounted to $3,514,098 and are presented in ‘Due from related parties, non-current’, in the accompanying consolidated balance sheet, respectively. As of December 31, 2023, such advances amounted to $4,504,340 and $1,740,931, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $1,740,931 is in relation to the M/V Magic Venus, M/V Magic Orion and M/V Magic Moon which have been classified as held for sale (Note 7(b)), and the M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo, that were sold on November 14, 2023, November 27, 2023 and December 14, 2023, respectively. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2022, and December 31, 2023, aggregate working capital guarantee deposits due from Castor Ships of $0 and $605,688 respectively, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheets.

As of December 31, 2022, net amounts of $214 were due to Castor Ships in relation to operating expenses payments made by them on behalf of the Company. As of December 31, 2023, net amounts of $43,689 were due from Castor Ships in relation to advances for operating expenses/drydock payments made by the Company to Castor Ships.

Further, as of December 31, 2022, and December 31, 2023, amounts of $227,408 and $107,099, respectively, were due to Castor Ships in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2022, aggregate amounts of $227,622 were due to Castor Ships and are presented in ‘Due to related parties’, in the accompanying consolidated balance sheets and as of December 31, 2023, net amounts of $2,283,209 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(b)     Pavimar: From the Company’s inception and until June 30, 2022, Pavimar, provided, on an exclusive basis, all of the Company’s vessel owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion. As from July 1, 2022, Pavimar has provided all of the Company’s vessel owning subsidiaries with the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for a daily management fee of $600 per vessel.

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

Pavimar had subcontracted the technical management of four (comprising of three dry bulk and one containership) and three dry bulk of the Company’s vessels to third-party ship-management companies as of December 31, 2022 and December 31, 2023, respectively. These third-party management companies provided technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2022, and December 31, 2023, aggregate working capital guarantee deposits due from Pavimar of $258,252 in both periods, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheet. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2022, and December 31, 2023, net amounts of $2,665,824 and $3,302,157 were due from Pavimar, respectively, in relation to advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2022, and December 31, 2023, amounts of $259,100 and $193,450 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2022, and December 31, 2023, net amounts of $2,664,976 and $3,366,959, respectively, due from Pavimar, which are presented in ‘Due from related parties, current’, respectively, in the accompanying consolidated balance sheets.

(c)     Investment in related party:

As discussed in Note 1, as part of the Spin-Off Castor received 140,000 Series A Preferred Shares, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common shares at the Company’s option commencing upon the third anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the distribution date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

As there was no observable market for the Series A Preferred Shares, these were recognized at $117,222,135 (Note 11), being the fair value of the shares determined through Level 3 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The fair value on the initial recognition is deemed to be the cost. The valuation methodology applied comprised the bifurcation of the value of the Series A Preferred Shares in two components namely, the “straight” preferred stock component and the option component. The mean of the sum of the two components was used to estimate the value for the Series A Preferred Shares at $117,222,135. The valuation methodology and the significant unobservable inputs used for each component are set out below:

	Valuation Technique	Unobservable Input	Values
“Straight” Preferred Stock Component	Discounted cash flow model	• Weighted average cost of capital	12.80%
Option Component	Black Scholes	• Volatility	69.00%
		• Risk-free rate	3.16%
		• Weighted average cost of capital	12.80%
		• Strike price	$5.75
		• Share price (based on the first 5 trading days volume weighted average)	$4.52

As of December 31, 2023, the aggregate value of investments in Toro amounted to $117,537,135, including $315,000 of accrued dividends and are separately presented as ‘Investment in related party’ in the accompanying consolidated balance sheets. As of December 31, 2023, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the years ended December 31, 2023, 2022 and 2021, dividend income derived from the Company’s investment in Toro amounted to $ 1,166,667, $0 and $0 respectively and is presented in ‘Dividend income from related party’ in the accompanying consolidated statements of comprehensive income.

During the year ended December 31, 2023, the Company received dividend of $851,667 from its investment in Toro.

Following the successful completion of the Spin-Off, Toro reimbursed Castor $2,694,647 for expenses related to the Spin-Off that had been incurred by Castor.

(d)     Issuance of Series D Preferred shares to Toro Corp:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash, as referenced in Note 10. The amount of accrued dividend on the Series D Preferred Shares due to Toro as of December 31, 2023, was $541,666 and is presented net in ‘Due to related parties, current’ in the accompanying consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(e)     Thalassa - $5.0 Million Term Loan Facility: On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the M/V Magic Sun. The Company drew down the entire loan amount on September 3, 2019. The facility bore a fixed interest rate of 6.00% per annum and initially had a bullet repayment on March 3, 2021, which, pursuant to a supplemental agreement dated March 2, 2021, was granted a six-month extension. At its extended maturity, on September 3, 2021, the Company repaid $5.0 million of principal and $609,167 of accrued interest due and owing from it to Thalassa and, as a result, the Company, with effect from that date, was discharged from all its liabilities and obligations under this facility.

During the year ended December 31, 2021, the Company incurred interest costs in connection with the above facility amounting to $204,167 which are included in ‘Interest and finance costs’ in the accompanying consolidated statements of comprehensive income.

(f)     Vessel Acquisitions/ Disposals:

On December 21, 2023, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus, a 2010-built Kamsarmax bulk carrier vessel, for a price of $17.5 million. The terms of the transaction were negotiated and approved by a special committee of the Company’s disinterested and independent directors. The vessel is expected to be delivered to its new owner by the end of the first quarter of 2024.

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

5.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2021	$3,993,906
Additions	3,968,963
Less: Insurance claim recognized	(624,270)
Amortization and write-offs	(1,980,783)
Balance December 31, 2022	$5,357,816
Additions	1,117,797
Amortization	(2,174,428)
Transfer to Assets held for sale (Note 7(b))	(405,048)
Disposals	(664,676)
Balance December 31, 2023	$3,231,461

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Deferred Charges, net (continued):

During the years ended December 31, 2022 and 2023, four of the Company’s dry bulk carrier vessels (the M/V Magic Horizon, the M/V Magic Moon, the M/V Magic P and the M/V Magic Perseus) and one of the Company’s container vessels (the M/V Ariana A) concluded scheduled drydocking repairs, respectively.

6.	Fair Value of Acquired Time Charters:

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

In connection with the acquisitions in October 2022 of the M/V Ariana A and the M/V Gabriela A with time charters attached, the Company recognized intangible assets of $897,436 and $2,019,608, respectively, representing the fair values of the favorable time charters attached to the vessels. The M/V Ariana A and M/V Gabriela A attached charters commenced upon the vessels’ deliveries, on November 23, 2022, and November 30, 2022, respectively. The M/V Ariana A attached charter was concluded within the first quarter of 2023 and the respective intangible liability was fully amortized during that period.

For the years ended December 31, 2021, 2022, and 2023, the amortization of the acquired time charters related to the above acquisitions amounted to $1,940,000, $409,538 and $2,242,333, respectively, and is included in ‘Time Charter Revenues’ in the accompanying consolidated statements of comprehensive income. The aggregate unamortized portion of the M/V Gabriela A intangible asset as of December 31, 2023, amounted to $265,173 and will be amortized to vessel revenues within 2024, in accordance with the anticipated expiration date of the respective charter contract.

7.	Vessels, net/Assets held for sale:

(a) Vessels, net: The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2021	298,299,210	(12,419,560)	285,879,650
— Acquisitions, improvements, and other vessel costs	71,715,105	—	71,715,105
— Transfers from Advances for vessel acquisitions (b)	2,368,165	—	2,368,165
— Period depreciation	—	(16,554,454)	(16,554,454)
Balance December 31, 2022	372,382,480	(28,974,014)	343,408,466
— Acquisitions, improvements, and other vessel costs	418,520	—	418,520
— Transfer to Assets held for sale (b)	(45,205,666)	7,376,974	(37,828,692)
— Vessel disposals	(65,528,981)	8,970,086	(56,558,895)
— Period depreciation	—	(19,902,403)	(19,902,403)
Balance December 31, 2023	262,066,353	(32,529,357)	229,536,996

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

Vessel Acquisitions and other Capital Expenditures:

During the year ended December 31, 2021, the Company agreed to acquire the M/V Magic Callisto for a purchase price of $23.55 million, which acquisition was concluded on January 4, 2022. Certain advances paid during the year ended December 31, 2021 were transferred from Advances for vessel acquisitions to Vessels, net in 2022. The vessel acquisition was financed with cash on hand and the net proceeds from the equity financing discussed under Note 10 below.

During the year ended December 31, 2022, the Company agreed to acquire two containerships, the M/V Ariana A and the M/V Gabriela A, for an aggregate cash consideration of $50.75 million (the “2022 Vessel Acquisitions”, see also Note 4(f)). Both acquisitions were financed with cash on hand and the net proceeds from the $22.5 Million Term Loan Facility discussed in Note 8 and were delivered to the Company in November 2022.

Details regarding the 2022 Vessel Acquisitions delivered as of December 31, 2022, are presented below.

Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
2022 Acquisitions
M/V Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
M/V Ariana A	Containership	38,117	2005	Germany	$25.00	11/23/2022
M/V Gabriela A	Containership	38,121	2005	Germany	$25.75	11/30/2022

During the year ended December 31, 2022, the Company incurred aggregate capitalized vessel improvement costs amounting to $2.6 million, mainly related to the ballast water treatment system (“BWTS”) installations on the M/V Magic Moon, M/V Magic Rainbow, M/V Magic Perseus, M/V Magic P that were concluded in 2022.

During the year ended December 31, 2023, the Company incurred aggregate vessel improvement costs of $0.4 million mainly relating to the installation of new equipment pursuant to environmental regulations.

(b) Assets held for sale/ Disposal of vessels

On March 13, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Rainbow for a gross sale price of $12.6 million. The M/V Magic Rainbow was delivered to its new owners on April 18, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $3.2 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On June 2, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Twilight for a gross sale price of $17.5 million. The M/V Magic Twilight was delivered to its new owners on July 20, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $3.2 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

On September 22, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Argo for a gross sale price of $15.75 million. The M/V Magic Argo was delivered to its new owners on December 14, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $2.6 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On October 6, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Sun for a gross sale price of $6.55 million. The M/V Magic Sun was delivered to its new owners on November 14, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $0.7 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On October 16, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Phoenix for a gross sale price of $14 million. The M/V Magic Phoenix was delivered to its new owners on November 27, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net loss of $3.3 million which is included in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

The respective sales of the above vessels took place due to favorable offers in each case.

On March 23, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $13.95 million. On September 26, 2023, the Company announced that the previously announced sale of the M/V Magic Moon was terminated following the buyers’ failure to take delivery of the vessel.

On November 10, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $11.8 million. In addition, on December 7, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Orion for a gross sale price of $17.4 million.  Moreover, on December 21, 2023, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus (Note 4), for a price of $17.5 million. The Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the date the relevant agreements were entered into, as of December 31, 2023, classified the carrying value of the vessels amounting to $38,233,740 and such vessel’s inventory onboard, amounting to $422,308, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. No impairment charges have been recorded as of December 31, 2023, in connection with the anticipated sale of the vessels since their carrying amounts as at the balance sheet date were lower than their fair value less cost to sell. The Company expects to recognize during the first quarter of 2024 a gain on the sale of the M/V Magic Venus of approximately $3.5 million, a gain on the sale of the M/V Magic Orion of approximately $2.0 million, and a gain on the sale of the M/V Magic Moon of approximately $3.0 million excluding any transaction related costs.

As a result, as of December 31, 2022, and December 31, 2023, net amounts of $0 and $38,656,048, respectively, are presented in ‘Assets held for sale’, in the accompanying consolidated balance sheets.

As of December 31, 2023, 14 of the 17 vessels in the Company’s fleet having an aggregate carrying value of $217.2 million were first priority mortgaged as collateral to their loan facilities (Note 8).

Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2022 and December 31, 2023.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Long-Term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheet of December 31, 2023, is analyzed as follows:

		Year/Period Ended
Loan facilities	Borrowers	December 31, 2022	December 31, 2023
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$6,200,000	$4,600,000
$4.5 Million Term Loan Facility (b)	Bistro	2,850,000	—
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	11,993,000	10,109,000
$40.75 Million Term Loan Facility (d)	Liono-Snoopy-Cinderella-Luffy	34,980,000	23,055,000
$23.15 Million Term Loan Facility (e)	Bagheera-Garfield	17,800,500	—
$55.00 Million Term Loan Facility (f)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	44,395,000	32,040,000
$22.5 million Term Loan Facility (g)	Tom-Jerry	22,250,000	16,800,000
Total long-term debt		$140,468,500	$86,604,000
Less: Deferred financing costs		(1,696,738)	(808,215)
Total long-term debt, net of deferred finance costs		$138,771,762	$85,795,785

Presented:
Current portion of long-term debt		$29,848,400	$18,089,000
Less: Current portion of deferred finance costs		(677,585)	(409,705)
Current portion of long-term debt, net of deferred finance costs		$29,170,815	$17,679,295

Debt related to assets held for sale		$—	$2,415,000
Less: Current portion of deferred finance costs		—	(8,352)
Debt related to assets held for sale, net of deferred finance costs		$—	$2,406,648

Non-Current portion of long-term debt		110,620,100	66,100,000
Less: Non-Current portion of deferred finance costs		(1,019,153)	(390,158)
Non-Current portion of long-term debt, net of deferred finance costs		$109,600,947	$65,709,842

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

a.	$11.0 Million Term Loan Facility

On November 22, 2019, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Spetses and Pikachu owning the M/V Magic P and the M/V Magic Moon, respectively, entered into the Company’s first senior secured term loan facility in the amount of $11.0 million with Alpha Bank S.A (“Alpha Bank”). The facility was drawn down in two tranches on December 2, 2019. This facility has a term of five years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in twenty (20) equal quarterly installments of $400,000 each, plus a balloon installment of $3.0 million payable simultaneously with the last installment at maturity, on December 2, 2024. On February 14, 2024, we entered into a first supplemental agreement with Alpha Bank, pursuant to which, with effect from April 3, 2023, SOFR replaced LIBOR as the reference rate under this facility and the margin was increased by a percentage of 0.045%, which is the equivalent of the positive difference as of April 3, 2023 between USD LIBOR and SOFR for the first rollover period commencing April 3, 2023 selected upon application of SOFR methodology. Such percentage will apply over the tenor of the loan going forward regardless of future rollover periods.

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

As of December 31, 2023, the loan tranche relating to M/V Magic Moon, amounting to $2.4 million has been classified as Debt related to assets held for sale under current liabilities. On January 16, 2024, the Company repaid $2.4 million under this facility from the proceeds of the sale of M/V Magic Moon, representing the part of the loan secured by M/V Magic Moon, and the repayment schedule was adjusted accordingly.

b.	$4.5 Million Term Loan Facility

On January 23, 2020, pursuant to the terms of a credit agreement, the Company’s wholly owned dry bulk vessel ship-owning subsidiary, Bistro, entered into a $4.5 million senior secured term loan facility with Chailease International Financial Services Co., Ltd (“Chailease International”). The facility was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment of $1.5 million payable simultaneously with the last installment at maturity, and bears interest at a margin over LIBOR per annum. On June 21, 2023, the Company entered into an amendment agreement to its $4.5 million senior secured term loan facility with Chailease International. With effect from July 31, 2023, the interest rate was replaced by a replacement interest rate, comprised of Term SOFR, a credit spread adjustment of 0.11448% and the margin.

The above facility contains a standard security package including a first preferred mortgage on the vessel owned by the borrower (the M/V Magic Sun), pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel’s earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower and is guaranteed by the Company and Pavimar. Pursuant to the terms of this facility, the Company is also subject to certain minimum liquidity restrictions requiring the borrower to maintain a certain credit balance in an account of the lender as “cash collateral” as well as certain negative covenants customary for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the cash collateral referred to above), to the aggregate principal amount of the loan. This facility’s net proceeds were used to fund vessel acquisitions in 2021 and for general corporate purposes.

On November 14, 2023, Chailease International entered into a deed of release, with respect to the M/V Magic Sun, releasing and discharging the underlying borrower and all securities created over the M/V Magic Sun in full after the settlement of the outstanding balance of $2.25 million. As of December 31, 2023, this loan facility has been fully repaid.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

c.	$15.29 Million Term Loan Facility

On January 22, 2021, pursuant to the terms of a credit agreement, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Pocahontas and Jumaru, entered into a $15.29 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in two tranches on January 27, 2021, is repayable in sixteen (16) equal quarterly installments of $471,000 each, plus a balloon installment in the amount of $7.8 million payable at maturity and bears interest at a margin over LIBOR per annum. On July 3, 2023, the Company entered into an amendment agreement to this facility providing that, with effect from July 3, 2023, the LIBOR-based interest rate was replaced by a replacement interest rate, i.e. Term SOFR, and the margin.

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

d.	$40.75 Million Term Loan Facility

On July 23, 2021, pursuant to the terms of a credit agreement, four of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Liono, Snoopy, Cinderella and Luffy, entered into a $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. The loan was drawn down in four tranches on July 27, 2021, is repayable in twenty (20) equal quarterly installments of $1,154,000 each, plus a balloon installment in the amount of $17.7 million payable at maturity simultaneously with the last installment and bears interest at a margin over LIBOR per annum. On July 3, 2023, the Company entered into an amendment agreement to its $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. With effect from July 3, 2023, the interest rate was replaced by a replacement interest rate, i.e. Term SOFR, and the margin.

The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers (the M/V Magic Thunder, M/V Magic Nebula and the M/V Magic Eclipse), and is guaranteed by the Company. The Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain minimum restricted cash balance with the lender (a specified portion of which shall be released to the borrowers following the repayment of the fourth installment with respect to all four tranches), to maintain and gradually fund certain dry-dock reserve accounts to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for facilities of this type. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the aggregate market value of the collateral vessels, (ii) the value of the dry-dock reserve accounts referred to above and, (iii) any additional security provided, over the aggregate principal amount outstanding of the loan. This facility’s net proceeds were used to fund vessel acquisitions in 2021 and for general corporate purposes.

On July 20, 2023, Hamburg Commercial Bank AG entered into a deed of partial release, with respect to the M/V Magic Twilight, releasing and discharging the underlying borrower and all securities created over the M/V Magic Twilight in full after the settlement of the outstanding balance of $7.91 million pertaining to M/V Magic Twilight’s tranche. The facility’s repayment schedule was adjusted accordingly.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

e.	$23.15 Million Term Loan Facility

On November 22, 2021, pursuant to the terms of a credit agreement, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Bagheera and Garfield, entered into a $23.15 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte. Ltd (“Chailease Singapore”). The loan was drawn down in two tranches on November 24, 2021, the first in a principal amount of $10.15 million and the second in a principal amount of $13.0 million. Both tranches mature five years after the drawdown date and are repayable in sixty (60) monthly installments (1 to 18 in the amount of $411,500 and 19 to 59 in the amount of $183,700) and (b) a balloon installment in the amount of $8.2 million payable at maturity simultaneously with the last installment and bear interest at a margin over LIBOR per annum. On May 23, 2023, the Company entered into an amendment agreement to this facility providing that, with effect from April 24, 2023, the LIBOR-based interest rate was replaced by a replacement interest rate, comprised of Term SOFR 1M, a credit spread adjustment of 0.11448% and the margin.

The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers, pledge of bank accounts, shares security deed relating to the shares of the vessels’ owning subsidiaries, charter assignments, shares pledge, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers (the M/V Magic Rainbow and the M/V Magic Phoenix) and is guaranteed by the Company. Pursuant to this facility, the Company is also subject to certain negative covenants customary for facilities of this type and a certain minimum liquidity restriction requiring the borrowers to maintain a certain minimum cash balance with the lender. This facility’s net proceeds were used to fund vessel acquisitions in 2021 and for general corporate purposes.

On April 18, 2023, Chailease Singapore entered into a deed of partial release, with respect to the M/V Magic Rainbow, releasing and discharging the underlying borrower and all securities created over the M/V Magic Rainbow in full after the settlement of the outstanding balance of $6.95 million pertaining to M/V Magic Rainbow’s tranche. The facility’s repayment schedule was adjusted accordingly.

On November 27, 2023, Chailease Singapore entered into a deed of release, with respect to the M/V Magic Phoenix, releasing and discharging the underlying borrower and all securities created over the M/V Magic Phoenix in full after the settlement of the outstanding facility balance of $8.6 million. As of December 31, 2023, this loan facility has been fully repaid.

f.	$55.0 Million Term Loan Facility

On January 12, 2022, the Company entered into a $55.0 million senior secured term loan facility with Deutsche Bank AG (the “$55.0 Million Term Loan Facility”), through and secured by five of the Company’s dry bulk vessel owning subsidiaries, those owning the M/V Magic Starlight, M/V Magic Mars, M/V Magic Pluto, M/V Magic Perseus and the M/V Magic Vela, and guaranteed by the Company. The loan was drawn down in full in five tranches on January 13, 2022. This facility has a tenor of five years from the drawdown date, bears interest at a 3.15% margin over adjusted SOFR per annum and is repayable in (a) twenty (20) quarterly installments (installments 1 to 6 in the amount of $3,535,000, installments 7 to 12 in the amount of $1,750,000 and installments 13 to 20 in the amount of $1,340,000) and (b) a balloon installment in the amount of $12.57 million, such balloon installment payable at maturity together with the last repayment installment. This facility contains a standard security package including a first preferred cross-collateralized mortgage on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, shares pledge, a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower, and managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject to (i) a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii) to certain minimum liquidity restrictions requiring the Company to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of the Company’s fleet of vessels,to net interest expense ratio above a certain level, (ii) an amount of unencumbered cash above a certain level and, (iii) the Company’s trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level. This facility’s net proceeds are for acquisitions and for general corporate purposes.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

g.	$22.5 Million Term Loan Facility

On November 22, 2022, the Company entered into a $22.5 million senior secured term loan facility with Chailease Singapore (the “$22.5 Million Term Loan Facility”), through and secured by two of the Company’s wholly owned containership owning subsidiaries, those owning the M/V Ariana A and the M/V Gabriela A. The facility was drawn down in two tranches of $11.25 million each on November 28, 2022, and December 7, 2022, respectively. This facility has a term of five years from the drawdown date of each tranche, bears interest at a 3.875% margin over SOFR per annum and each tranche is repayable in sixty (60) consecutive monthly installments (installments 1 to 9 in the amount of $250,000, installments 10 to 12 in the amount of $175,000, installments 13 to 59 in the amount of $150,000 and a balloon installment in the amount of $1,425,000 payable at maturity). The above facility is secured by first preferred mortgage and first priority general and charter assignment covering earnings, insurances, requisition compensation and any charter and charter guarantee over the vessels owned by the borrowers, shares security deed relating to the shares of the vessels’ owning subsidiaries, managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender. This facility’s net proceeds were used to fund the acquisitions of the M/V Ariana A and the M/V Gabriela A (Note 7(a)) and for general corporate purposes.

As of December 31, 2022 and 2023, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash as of December 31, 2022 and 2023, current and non-current, represent minimum liquidity deposits, retention deposits and cash balances in dry-dock reserve accounts required under certain of our loan facilities.

The annual principal payments for the Company’s outstanding debt arrangements (including the debt related to assets held for sale) as of December 31, 2023, required to be made after the balance sheet date, are as follows:

Twelve-month period ending December 31,	Amount
2024	$20,504,000
2025	21,015,000
2026	25,175,000
2027	19,910,000
Total long-term debt	$86,604,000

The weighted average interest rate on the Company’s long-term debt for the years ended December 31, 2021, 2022 and 2023 was 3.7%, 5.1% and 8.5% respectively.

Total interest incurred on long-term debt for the years ended December 31, 2021, 2022 and 2023, amounted to $1.8 million, $6.8 million and $9.8 million respectively, and is included in Interest and finance costs (Note 17) in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Investment in equity securities

A summary of the movement in listed equity securities for the year ended December 31, 2023 is presented in the table below:

Equity securities
Balance December 31, 2021	$—
Equity securities acquired	60,750
Proceeds from sale of equity securities	(88,200)
Gain on sale of equity securities	27,450
Balance December 31, 2022	$—
Equity securities acquired	72,211,450
Proceeds from sale of equity securities	(258,999)
Gain on sale of equity securities	2,636
Unrealized gain on equity securities revalued at fair value at end of the period	5,134,013
Balance December 31, 2023	$77,089,100

On June 30, 2023, the Company filed a Schedule 13G, reporting that it holds 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023.

In the years ended December 31, 2021, 2022 and 2023, the Company received dividends of $0, $24,528 and $1,312,222, respectively, from its investments in listed equity securities.

10.	Equity Capital Structure:

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

June 2020 underwritten common stock follow-on offering (the “2020 June Equity Offering”)

On June 23, 2020, the Company entered into an agreement with Maxim Group LLC (“Maxim”), acting as underwriter, pursuant to which it offered and sold 5,911,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.10 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $3.50 per unit (or $3.40 per unit including a Pre-Funded Warrant). This offering closed on June 26, 2020 and resulted in the issuance of 5,908,269 common shares (the “ 2020 June Equity Offering Shares”) and 5,911,000 Class A Warrants, which also included 771,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. The Company raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively.

The Class A Warrants issued in the above offering have a term of five years and are exercisable immediately and throughout their term for $3.50 per common share (American style option). The exercise price of the Class A Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the Class A Warrants, the exercise price of the Class A Warrants was reduced to $2.53.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

During the years ended December 31, 2022, and 2023, no exercises of Class A Warrants took place. As a result, as of December 31, 2022 and 2023, 62,344 Class A Warrants remained unexercised and potentially issuable into common stock of the Company.

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

The 2020 Private Placement Warrants issued in the offering discussed above have a term of five years and are exercisable immediately and throughout their term for $3.50 per common share (American style option). The exercise price of the Private Placement Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the Private Placement Warrants, the exercise price of the Private Placement Warrants was reduced to $2.53.

During the year ended December 31, 2022, there were no exercises of Private Placement Warrants. As of December 31, 2022, 67,864 Private Placement Warrants remained unexercised and potentially issuable into common stock of the Company.

On October 6, 2023, the Company repurchased, in privately negotiated transactions with certain of these unaffiliated third-party warrantholders, 67,864 Private Placement Warrants for $0.105 per repurchased warrant, or an aggregate purchase price of $7,126. Following the repurchase, as of December 31, 2023, no Private Placement Warrants remain outstanding.

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

The April 7 Warrants issued in the above offering have a term of five years and are exercisable immediately and throughout their term for $6.50 per common share (American style option). The exercise price of the April 7 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the April 7 Warrants, the exercise price of the April 7 Warrants was reduced to $5.53.

Between their issuance date and December 31, 2022, there were no exercises of the April 7 Warrants and, as a result, as of December 31, 2022, 19,230,770 April 7 Warrants remained unexercised and potentially issuable into common stock of the Company.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

On October 6, 2023, the Company repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 April 7 Warrants for $0.105 per repurchased warrant, for an aggregate purchase price of $0.9 million. Following the repurchase, 10,330,770 April 7 Warrants with an exercise price of $5.53, remain outstanding, each exercisable for one common share of Castor.

As of October 6, 2023, the fair value of the warrants repurchased were estimated by the Company using the Black Scholes method using the following Level 3 inputs by applying the same methodology as per initial fair value measurement for the April 7 Warrants and the Private Placement Warrants. For this assessment the Company updated the Level 3 inputs considering expected volatility of 100% for the valuation of the instrument based on an exercise price of $5.53 and $2.23 respectively. The Company considered the guidance under FASB ASC Topic 505-30 for the warrants repurchase and, as a result, as of October 6, 2023, the difference between the carrying value and the fair value of the April 7 Warrants and Private Placement Warrants, amounting to $0.4 million, was recognized in retained earnings as a deemed dividend, and has been considered in the 2023 earnings per share calculations (Note 13).

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

June 2021 at-the-market common stock offering program, as amended on March 31, 2022 (the “ATM Program”)

On June 14, 2021 (the “ATM Program Effective Date”), the Company entered into an equity distribution agreement which was amended and restated on March 31, 2022 (the “Equity Distribution Agreement”). Under the Equity Distribution Agreement, which expired on June 14, 2022, the Company could, from time to time, offer and sell its common shares through an at-the-market offering (the “ATM Program”), having an aggregate offering price of up to $150.0 million. No warrants, derivatives, or other share classes were associated with this transaction. No sales have been effected under the ATM Program during the year ended December 31, 2022.

May 2023 at-the-market common shares offering program (the “New ATM Program”)

On May 23, 2023, the Company, entered into an equity distribution agreement for the New ATM Program, with Maxim, under which the Company may sell an aggregate offering price of up to $30.0 million of its common shares with Maxim acting as a sales agent over a minimum period of 12 months. No warrants, derivatives, or other share classes were associated with this transaction. As of December 31, 2023, the Company had received gross proceeds of $0.9 million under the New ATM Program by issuing 2,013,788 common shares. The net proceeds under the New ATM Program, after deducting sales commissions and other transaction fees and expenses (advisory and legal fees), amounted to $0.6 million.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

Nasdaq Notification

On April 20, 2023, the Company received a notification from the Nasdaq Stock Market (“Nasdaq”) that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing (the “Minimum Bid Price Requirement”) on the Nasdaq Capital Market and was provided with 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On October 18, 2023, the Company received a notification letter from Nasdaq granting the Company an additional 180-day extension, until April 15, 2024 to regain compliance with the Minimum Bid Price Requirement (the “Second Compliance Period”) The Company can cure this deficiency if the closing bid price of its common shares is $1.00 per share or higher for at least ten consecutive business days during the cure period. The Company intends to regain compliance with the Minimum Bid Price Requirement within the Second Compliance Period and is considering all available options, including a reverse stock split, for which it has received shareholder approval. During the Second Compliance Period, the Company’s common shares will continue to be listed and trade on the Nasdaq Capital Market and its business operations are not affected by receipt of the notification. If the Company does not regain compliance within the Second Compliance Period, its common shares will be subject to delisting by Nasdaq.

(b)	Preferred Shares:

Series A Preferred Shares redemption:

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

On December 8, 2021, the Company redeemed all its 480,000 Series A Preferred Shares, each with a cash liquidation preference of $30, resulting in an aggregate redemption price of $14.4 million. The Company considered the guidance under FASB ASC Topic 260-10-S99-2 for the Series A Preferred Shares redemption and, as a result, the difference between the carrying value and the fair value of the Series A Preferred Shares, amounting to $11.8 million, was recognized in retained earnings as a deemed dividend, and has been considered in the 2021 earnings per share calculations (Note 13).

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

(c)	Mezzanine equity:

5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES

On August 7, 2023, the Company agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share , to Toro for aggregate consideration of $50.0 million in cash. This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms. The Series D Preferred Shares were measured at fair value, being $49.5 million, and a deemed capital contribution from Toro of $0.5 million, being the difference between the fair value and the transaction price, was recognized. The Series D Preferred Shares have the following characteristics:

•
Dividends. Holders of Series D Preferred Shares are entitled to receive, when, as and if declared by the Company’s board of directors, cumulative dividends at 5.00% per annum of the stated amount, in cash or shares of this Series, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2023. For each dividend period commencing on and from the seventh anniversary of August 7, 2023, the rate shall be the annual dividend rate in effect for the prior dividend period multiplied by a factor of 1.3; provided that such dividend rate cannot exceed 20% per annum.

•
Restrictions on Dividends, Redemption and Repurchases. So long as any Series D Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series D Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, other than a dividend payable solely in stock that ranks junior to the Series D Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company. “Accrued Dividends” means, with respect to Series D Preferred Shares, an amount computed at the Annual Rate from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

So long as any Series D Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series D Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) as a result of (x) a reclassification of Junior Stock, or (y) the exchange or conversion of one share of Junior Stock for or into another share of stock that ranks junior to the Series D Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (ii) through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that rank junior to the Series D Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.

•
Redemption.  The Company may, at its option, redeem the Series D Preferred Shares in whole or in part, at any time and from time to time after the fifth anniversary of August 7, 2023 (the Series D Preferred Shares issue date), at a cash redemption price equal to 105% of the stated amount, together with an amount equal to all accrued dividends.

•
Conversion Rights.  The Series D Preferred Shares are convertible, at their holder’s option, to common shares after the first anniversary of August 7, 2023 and at any time thereafter. The conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $0.70 and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price is subject to certain adjustments, including due to a stock dividend, subdivision, split or combination. The minimum conversion price is $0.30 per Common Share. The Series D Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

•
Voting Rights. Except as indicated below or otherwise required by law, the holders of the Series D Preferred Shares do not have any voting rights, except for (a) the right to elect, together with parity stock, up to two preferred directors, in certain circumstances upon nonpayment of dividends and (b) together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts (to the exclusion of all other series of preferred shares), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series D Preferred Shares so as to affect them adversely; (ii) the issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding Series D Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series D Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series D Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series D Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series D Preferred Shares immediately prior to such consummation, taken as a whole. The foregoing voting rights do not apply in connection with the issuance of Series C Participating Preferred Shares of the Company.

•
Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any Junior Stock, holders of Series D Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share ($1,000), together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

•
No Preemptive Rights; No Sinking Fund.  Holders of the Series D Preferred Shares do not have any preemptive rights. The Series D Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

The Series D Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Castor and Toro, can effectively determine the timing of the redemption of the Series D Preferred Shares.

The Company uses an effective interest rate of 6.12% over the expected life of the Series D Preferred Shares being nine years, which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. As of December 31, 2023, the amount accreted was $196,296 and is presented as ‘Deemed dividend on Series D Preferred Shares’ in the accompanying consolidated statements of comprehensive income.

As of December 31, 2023, the net value of Mezzanine Equity amounted to $49,549,489, comprising (i) the fair value measurement of the Series D Preferred Shares on initial recognition based on a third party valuation of $49,500,000, less issuance costs of $146,807 and (ii) $196,296 of deemed dividend on the Series D Preferred Shares for the period August 7, 2023 through December 31, 2023, and is separately presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. As of December 31, 2023, the accrued dividend for the period from October 15, 2023 to December 31, 2023 (included in the dividend period ended January 14, 2024) amounted to $541,666 (Note 4(d)).

11.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, investments in listed equities, an investment in related party and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies) and long-term debt.

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

Investment in listed equity securities: The carrying value reported in the accompanying consolidated balance sheet for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

Long-term debt: The secured credit facilities discussed in Note 8, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2023.

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

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed (except as disclosed under Note 12 (b)), or for which a provision should be established in the accompanying consolidated financial statements.

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

(a)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2023. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI linked rate as measured at the commencement date.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Commitments and Contingencies (continued):

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending December 31,	Amount
2024	$29,554,098
Total	$29,554,098

(b)	Claims

Following the buyers’ failure to take delivery of M/V Magic Moon, the Company terminated the sale of the vessel under the Memorandum of Agreement, dated March 23, 2023, between the Company and the buyers (the “MoA”). Notably, the MoA required that the buyers deposit 10% of the purchase price into an escrow account administered by the escrow agent as security for completion of the transaction according to the terms and conditions set forth in the MoA and the buyers deposited $1,395,000 into such account prior to their breach of the MoA. The Company accordingly initiated arbitration proceedings during September 2023 for the release of and remittance to the Company of the $1,395,000 deposit held in escrow based on the Company’s position that the buyers’ failure to take delivery of the M/V Magic Moon constituted a default under the MoA. While the Company is unable to provide any assurances as to the ultimate outcome of the case, it believes it will prevail at arbitration. All the submissions on behalf of the Company have been properly prepared, reviewed and filed and the arbitrator’s award is expected to be issued within the next 45 to 60 days.

In addition, the Company included in the claim both the damages that it has suffered due to the unlawful breach of MoA by the buyers as well as all the related expenses it has incurred due to the buyers’ default under the MoA. As of December 31, 2023, the Company has included the amount of $115,000 in ‘Prepaid expenses and other assets’ in the accompanying consolidated balance sheets.

In light of the ongoing nature of the dispute, the Company has followed the provisions of ASC 450-30-25-1 and has not recorded the expected gain on the sale of the M/V Magic Moon in its financial statements for the year ended December 31, 2023.

Separately, the M/V Magic Moon was arrested by the buyers to secure a claim before the Korean courts for the amount of $1,395,000, equal to the amount of the deposit and the Company paid a counter-security of $1,395,000 for the purpose of lifting the arrest of the vessel. The Company has applied to the Korean courts to decide the issue of the return of the counter-security to the Company. While the Company is unable to provide any assurances as to the ultimate outcome of the case, it believes it will prevail in its request from the courts in Korea to award to the Company the return of the counter-security. The Company has included the $1,395,000 in ‘Prepaid expenses and other assets’ in the accompanying consolidated balance sheets for the year ended December 31, 2023 incurred in connection with the cash deposit made by the Company for the purpose of lifting the arrest of the M/V Magic Moon.

It is possible that from time to time in the ordinary course of business the Company may be involved in legal proceedings or investigations, which could have an adverse impact on its reputation, business and financial condition and divert the attention of management from the operation of the business. However, the Company believes that the current legal proceedings are not expected to have a material adverse effect on its business, financial position or results of operations.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Earnings Per Common Share:

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the year ended December 31, 2023, the effect of the warrants outstanding during that period and as of that date, would be antidilutive, hence they were excluded from the computation of diluted earnings per share. For the purpose of calculating diluted earnings per common share, the weighted average number of diluted shares outstanding includes the conversion of outstanding Series D Preferred Shares (Note 10) calculated with the “if converted” method by using the average closing market price over the reporting period from August 7, 2023 (the date of their issuance) to December 31, 2023.

For the year ended December 31, 2022, the effect of the warrants outstanding during that period and as of that date, would be antidilutive, and, accordingly, they were excluded from the computation of diluted earnings per share.

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

The components of the calculation of basic and diluted earnings / (loss) per common share are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Net income and comprehensive income from continuing operations, net of taxes	52,811,783	66,540,925	21,303,156
Net (loss) / income and comprehensive income / (loss) from discontinued operations, net of taxes	(541,296)	52,019,765	17,339,332
Net income and comprehensive income	$52,270,487	$118,560,690	$38,642,488
Less: Deemed dividend on Series A Preferred Shares	(11,772,157)	—	—
Less: Dividend on Series D Preferred Shares	—	—	(1,020,833)
Less: Deemed dividend on Series D Preferred Shares	—	—	(196,296)
Less: Deemed dividend on warrants repurchased	—	—	(444,885)
Net income and comprehensive income available to common shareholders, basic	40,498,330	118,560,690	36,980,474
Dividend on Series D Preferred Shares	—	—	1,020,833
Deemed dividend on Series D Preferred Shares	—	—	196,296
Net income attributable to common shareholders, diluted	40,498,330	118,560,690	38,197,603

Weighted average number of common shares outstanding, basic	83,923,435	94,610,088	95,710,781
Effect of dilutive shares	1,409,293	—	123,819,466
Weighted average number of common shares outstanding, diluted	85,332,728	94,610,088	219,530,247

Earnings per common share, basic, continuing operations	$0.49	$0.70	$0.21
Earnings per common share, diluted, continuing operations	$0.48	$0.70	$0.10
(Loss) / Earnings per common share, basic, discontinued operations	$(0.01)	$0.55	$0.18
(Loss) / Earnings per common share, diluted, discontinued operations	$(0.01)	$0.55	$0.08
Earnings per common share, basic, Total	$0.48	$1.25	$0.39
Earnings per common share, diluted, Total	$0.47	$1.25	$0.17

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Total Vessel Revenues:

The following table includes the vessel revenues earned by the Company in each of the years ended December 31, 2021, 2022 and 2023, as presented in the accompanying consolidated statements of comprehensive income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Time charter revenues	102,785,442	150,216,130	97,515,511
Total Vessel revenues	$102,785,442	$150,216,130	$97,515,511

During each of the years ended December 31, 2021, 2022 and 2023, the Company generated its revenues from time charters.

The Company typically enters into fixed rate or index-linked rate charters with an option to convert to fixed rate time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2021	2022	2023
Crew & crew related costs	14,494,527	21,567,463	21,790,625
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	6,661,392	11,289,623	10,387,925
Lubricants	1,774,852	2,476,027	2,748,208
Insurances	2,250,295	3,286,750	3,503,257
Tonnage taxes	445,132	885,881	872,702
Other	1,215,402	1,753,810	2,610,911
Total Vessel operating expenses	$26,841,600	$41,259,554	$41,913,628

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2021	2022	2023
Brokerage commissions	1,212,587	1,842,495	1,900,940
Brokerage commissions- related party	1,299,108	1,944,288	1,274,384
Port & other expenses	604,537	858,827	615,838
Bunkers consumption	1,490,825	2,713,216	1,114,356
(Gain) / loss on bunkers	(2,715,792)	(3,637,549)	146,710
Total Voyage expenses	$1,891,265	$3,721,277	$5,052,228

16.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Non-executive directors’ compensation	$48,000	$72,000	$72,000
Audit fees	265,744	503,187	249,217
Professional fees and other expenses	1,752,566	4,368,750	2,261,154
Administration fees-related party (Note 4(a))	1,200,000	2,100,000	3,099,000
Total	$3,266,310	$7,043,937	$5,681,371

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Interest on long-term debt	$1,645,490	$6,816,153	$9,826,795
Interest on long-term debt – related party (Note 4 (e))	204,167	—	—
Amortization and write-off of deferred finance charges	319,840	730,513	888,523
Other finance charges	179,490	134,816	544,325
Total	$2,348,987	$7,681,482	$11,259,643

18.	Income Taxes:

Castor and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands but are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

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

In the Company’s case, it would have satisfied the Publicly-Traded Test if its common shares represented more than 50% of the voting power of its stock, and it can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. The Company therefore believes its stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations satisfies the intent and purpose of the exemption. This position is uncertain and was disclosed to the Internal Revenue Service when the Company filed its U.S. tax returns for 2022. It will be disclosed again when the Company files its U.S. tax returns for 2023.

Because the position stated above is uncertain, the Company has recorded provisions of $177,794 and $388,669 for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income for the years ended December 31, 2023 and December 31, 2022, respectively. In addition, U.S. source gross transportation income taxes of $291,165 were recognized in its consolidated statement of comprehensive income for the year ended December 31, 2021.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.	Segment Information:

In late 2022, the Company acquired two containerships. As a result of the different characteristics of such containerships in relation to the Company’s other operating segments, the Company determined that, with effect from the fourth quarter of 2022, it operated in two reportable segments: (i) the dry bulk segment and (ii)  the containership segment, each on a continued operations basis. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of containerized products, which are carried by containerships. Furthermore, the nature of trade, as well as the trading routes, charterers and cargo handling, is different in the containership segment and the dry-bulk segment.

The table below presents information about the Company’s reportable segments as of and for the years ended December 31, 2021, 2022, and 2023. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income from operations.

	Year ended December 31,	Year ended December 31,			Year ended December 31,
	2021	2022			2023
	Dry bulk segment	Dry bulk segment	Container ship segment	Total	Dry bulk segment	Container ship segment	Total
- Time charter revenues	$102,785,442	$148,930,997	$1,285,133	$150,216,130	$82,996,018	$14,519,493	$97,515,511
Total vessel revenues	$102,785,442	$148,930,997	$1,285,133	$150,216,130	$82,996,018	$14,519,493	$97,515,511
Voyage expenses (including charges from related party)	(1,891,265)	(3,649,944)	(71,333)	(3,721,277)	(4,425,879)	(626,349)	(5,052,228)
Vessel operating expenses	(26,841,600)	(40,697,898)	(561,656)	(41,259,554)	(36,876,772)	(5,036,856)	(41,913,628)
Management fees to related parties	(4,890,900)	(6,481,000)	(81,400)	(6,562,400)	(6,469,699)	(697,698)	(7,167,397)
Depreciation and amortization	(10,528,711)	(18,039,966)	(495,271)	(18,535,237)	(16,689,989)	(5,386,842)	(22,076,831)
Provision for doubtful accounts	(2,483)	—	—	—	—	—	—
Net gain on sale of vessels	—	—	—	—	6,383,858	—	6,383,858
Segments operating income/(loss)	$58,630,483	$80,062,189	$75,473	$80,137,662	$24,917,537	$2,771,748	$27,689,285
Interest and finance costs	(2,125,307)			(7,642,577)			(10,883,521)
Interest income	11,000			1,282,756			2,631,798
Foreign exchange (losses)/gains	15,999			105,314			(84,127)
Less: Unallocated corporate general and administrative expenses	(3,266,310)			(7,043,937)			(5,681,371)
Less: Corporate Interest and finance costs	(223,680)			(38,905)			(376,122)
Less: Corporate Interest income	63,472			72,735			578,088
Less: Corporate exchange (losses)/ gains	(2,709)			4,568			(8,618)
Dividend income on equity securities	—			24,528			1,312,222
Dividend income from related party	—			—			1,166,667
Gains on equity securities	—			27,450			5,136,649
Net income and comprehensive income from continuing operations, before taxes	$53,102,948			$66,929,594			$21,480,950
Net (loss) / income and Comprehensive (loss) / income from discontinued operations, before taxes	(335,122)			52,979,946			17,513,269
Net income and Comprehensive income, before taxes	52,767,826			119,909,540			38,994,219

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.    Segment Information (continued):

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2022 and 2023, is as follows:

	As of December 31, 2022	As of December 31, 2023
Dry bulk segment	$339,780,007	$259,759,770
Containership segment	52,872,276	46,202,603
Cash and cash equivalents (1)	82,336,438	103,822,505
Prepaid expenses and other assets (1)	680,745	195,257,101
Total assets from continuing operations	$475,669,466	$605,041,979
Total assets from discontinued operations	$157,479,104	$—
Total consolidated assets	$633,148,570	$605,041,979

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

20.	Subsequent Events:

(a)
Sale of the M/V Magic Moon: On January 16, 2024, the Company completed the previously announced sale of the M/V Magic Moon by delivering the vessel to its new owners. Please refer to Note 7. Following the completion of the sale, on January 16, 2024, Alpha Bank entered into a deed of partial release, with respect to the M/V Magic Moon, releasing and discharging the underlying borrower and all securities created over the M/V Magic Moon in full after the settlement of the outstanding balance of $2.4 million under the $11.0 million term loan facility.

(b)
Sale of the M/V Magic Horizon: On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of Petros Panagiotidis, for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The vessel is expected to be delivered to its new owners during the first quarter of 2024. The Company expects to record during the first quarter of 2024 a net gain of approximately $4.6 million, excluding any transaction-related costs.

(c)
Sale of the M/V Magic Nova: On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of Petros Panagiotidis, for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The vessel is expected to be delivered to its new owners during the first quarter of 2024. The Company expects to record during the first quarter of 2024 a net gain of approximately $4.4 million, excluding any transaction-related costs.

(d)
Sale of the M/V Magic Nebula: On February 15, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of Petros Panagiotidis, for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The vessel is expected to be delivered to its new owners during the second quarter of 2024. The Company expects to record during the second quarter of 2024 a net gain of approximately $2.5 million, excluding any transaction-related costs.

(e)
Dividend on Series D Preferred Shares:  On January 16, 2024, the Company paid to Toro a dividend (declared on December 27, 2023) amounting to $625,000 on the Series D Preferred Shares for the dividend period from October 15, 2023, to January 14, 2024.