Form 20-F
period 2024-12-31
Castor Maritime Inc.
filed 2025-05-14
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
Phone number: + 357 25 357 767
Fax Number: + 357 25 357 796

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

As of December 31, 2024, there were outstanding 9,662,354 common shares of the Registrant, $0.001 par value per share.

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

☐ Yes	☐ No

i

CERTAIN DEFINED TERMS

Unless the context otherwise requires, as of the date of and as used in this Annual Report, the terms:

•	“Company”, “we”, “us”, and “our” refer to Castor Maritime Inc. and all of its subsidiaries;
•	“Castor Maritime Inc.” or “Castor” refers only to Castor Maritime Inc. and not to its subsidiaries;
•	“Toro” refers to Toro Corp., a Nasdaq listed company to which we contributed our former tanker business in connection with the Spin-Off (as defined herein);
•	“common shares” refers to the common shares, par value $0.001 per share, of Castor;
•	“Distribution” refers to the distribution of 9,461,009 common shares of Toro on a pro rata basis to the holders of common shares of Castor;
•
“Spin-Off” refers to, collectively, the separation of the assets, liabilities and obligations of Castor and the subsidiaries comprising our former tanker business and Elektra Co. in exchange for (a) the issuance to the Company of 9,461,009 common shares of Toro, (b) the issuance to the Company of 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro having a stated amount of $1,000 per share (the “Toro Series A Preferred Shares”) and (c) the issuance to Pelagos Holdings Corp. (“Pelagos”), a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Toro, par value $0.001 per share against payment of the par value of such shares (such transactions, collectively, the “Contribution”) and the Distribution, each on March 7, 2023;

•	“MPC Capital” refers to MPC Münchmeyer Petersen Capital AG, a German company listed on the Frankfurt Stock Exchange since 2000;
•
the “MPC Capital Acquisition” means the acquisition, consummated on December 16, by Castor Maritime Inc. (acting through a wholly owned subsidiary) of 26,116,378 shares of common stock of MPC Capital, representing 74.09% of MPC Capital’s outstanding common stock, from MPC Münchmeyer Petersen & Co. GmbH (“MPC Holding”), for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million, excluding transaction related costs, pursuant to the terms and conditions of a share purchase agreement dated as of December 12, 2026 (the “MPC Acquisition SPA”);

•
“Amended and Restated Master Management Agreement” refers to the Amended and Restated Master Management Agreement between Castor and Castor Ships S.A. (“Castor Ships), effective July 1, 2022 under which our vessels are commercially and technically managed;

•	(“Series D Preferred Shares” refers to our 5.00% Series D Cumulative Perpetual Convertible Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share; and
•	“Nasdaq” refers to the Nasdaq Stock Market.

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

ii

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

In addition to these assumptions, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:

•
general domestic and international political conditions or events, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs), global public health threats and major outbreaks of disease;

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

•	instances of off-hire, due to vessel upgrades and repairs;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	existing or future disputes, proceedings or litigation;

•	future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards;

•	volatility in our share price, including due to high volume transactions in our shares by retail investors;

•	potential conflicts of interest involving affiliated entities and/or members of our Board of Directors (the “Board”), senior management and certain of our service providers that are related parties;

•	changes in the assets under management as well as in the regulations related to the management of such assets may affect the revenues we earn from the asset management segment;

•	any material cybersecurity incident;

•	accidents and the impact of adverse weather and natural disasters; and

•	any other factor described in this Annual Report.

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

On March 27, 2024, we effected a one-for-ten reverse stock split on our issued and outstanding common shares. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split. The par value of the common shares remained unchanged at $0.001 per share.

On December 16, 2024, we completed the MPC Capital Acquisition of 26,116,378 shares of common stock of MPC Capital from MPC Holding, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (or approximately $192.0 million), excluding transaction-related costs. See “Information on the Company—A. History of the Company—Business”.

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

•	Trade disputes or the imposition of tariffs on imports and exports could affect international trade and therefore could adversely affect our business.

•	Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

•
We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union (EU) and U.S.  laws and regulations for the protection of the environment, each of which may adversely affect our business, results of operations and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of greenhouse gas (“GHG”) emissions  may adversely impact our operations and markets.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We may not be able to execute our business strategy, and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

•
We operate secondhand vessels, some of which have an age above the industry average, which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to profitably charter and finance our vessels and to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•
We are dependent upon Castor Ships, which is a related party manager of our fleet and business, and other related or third-party sub-managers for the management of our fleet, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•
Our recently repaid credit facility contained, and we expect that any new or amended credit facility we enter into will contain restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	We do not have a declared dividend policy and our Board may never declare cash dividends on our common shares.

•	Our share price has been highly volatile and may continue to be volatile in the future, as a result, investors in our common shares could incur substantial losses.

•
Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

•
The direct holder of our Series B Preferred Shares, and the indirect holders of our Series B Preferred Shares, including our Chairman, Chief Executive Officer and Chief Financial Officer, may be able to exert considerable influence over matters on which our shareholders are entitled to vote.

•	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

•
We earn a substantial portion of our asset management segment revenues based on assets under management whose volume fluctuates based on many factors, and any reduction would negatively impact our revenues and profitability.

•	The performance of our asset management segment is dependent on the financial performance of our investees, over which we do not exercise control.

Risks Relating to the Shipping Industry

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

The conflicts in Ukraine and the Middle East, including maritime incidents in and around the Red Sea, combined with ongoing inflationary pressures and/or supply chain disruptions across most major economies and the imposition of tariffs and other restrictions to trade, have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our dry bulk vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns and trade routes, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport, such as grain, and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken. For further details, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.” Similarly, the dry bulk and containership trades experienced major disruptions and increased voyage costs since November 2023 due to increasingly frequent armed attacks on vessels in and around the Red Sea. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks, and international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business” for a description of the impacts of these attacks.

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

Factors that influence demand for vessel capacity in the segments in which we operate include:

•
global and regional economic and political conditions and developments, including armed conflicts and terrorist activities, international trade sanctions, embargoes, strikes, tariffs and other restrictions to trade;

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

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth continues to slow down in China, India and other countries in the Asia Pacific region, particularly in sectors of the economy related to the products we transport, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government and China’s trade partners, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Additionally, the new tariffs announced by President Trump in 2025 and the response by certain foreign governments, including China, to enact retaliatory tariffs may also affect economic growth. See “—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.” Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for dry bulk vessels and/or containerships and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

More generally, various economies around the globe were impacted by ongoing inflationary pressures, changing trade patterns, trade routes and/or supply chain disruptions in 2024, in part stemming from the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, and the conflict in Ukraine and related sanctions against Russia and Belarus. The global economy currently remains and is expected to continue to remain subject to substantial uncertainty, which may impact demand for the products which we transport. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our segments, our business, results of operations and available cash.

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

Geopolitical conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results. Notably, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. These groups have stated that these attacks are a response to the Israel-Hamas conflict. While initially Israeli and US-linked vessels were thought to be the primary targets of these attacks, vessels from a variety of countries have been the subject of these incidents, including vessels flying the Marshall Islands flag. As a result of these attacks, certain vessels have sunk, been set alight and suffered other physical damage and crew injuries and fatalities have occurred, leading to heightened concerns for crew safety and security, as well as trade disruption. An increasing number of companies have rerouted their vessels to avoid passage through affected areas and are now completing their trades via alternative routes, such as through the Cape of Good Hope, incurring greater shipping costs and delays, as well as the costs of security measures. Though governments including the United States and United Kingdom have responded with air strikes against the hostile groups believed to be responsible for these attacks, the continuation or escalation of the conflict may drive the foregoing costs and risks higher. Any physical damage to our vessels or injury or loss of life of any of the individuals onboard our vessels could result in significant reputational damage or operational disruption, the exact magnitude of which cannot be estimated with certainty at this time. There can be no assurance regarding the precise nature, expected duration or likely severity of these maritime incidents. Future hostilities or other political instability in regions where our vessels trade could also negatively affect the shipping industry by resulting rising costs and changing patterns of supply and demand, as well as our trade patterns, trade routes, operations and performance.

Further, if attacks on vessels occur in regions that insurers characterize as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. As of April 30, 2025, such listed areas included parts of the Southern Red Sea, Gulf of Aden and Black Sea, as well as the coastal waters of Yemen, Israel and Iran, among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing substantial increases of 25% to 50% in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our shipping business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts, tensions and recent developments in the Middle East, including continuing unrest in Iran, the fall of the Assad regime in Syria in December 2024 and the establishment of a transitional government in Syria, the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between Western Nations, Israel and/or Iran could result in retaliation that could potentially affect the shipping industry. For example, there have been an increased number of attacks on or seizures of vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years, including the seizure of two Greek-flagged vessels in 2022, one Marshall Islands-flagged vessel in 2023 and a Portuguese-flagged vessel in 2024), and ship owners have reported a heightened level of harassment when transiting through the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.”

Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.

Protectionism has been on the rise globally in recent years. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions.

The United States has similarly seen a rise in protectionist policies. In 2025, the U.S. government has made statements and taken actions that may impact international trade generally and our industry and business specifically.

The United States has recently imposed blanket 10% tariffs on most imports to the United States and significantly higher tariffs applicable to imports from certain countries, including China. In response to these measures, affected countries have imposed or are reportedly considering additional tariffs on imports from the United States.  Although the United States has suspended or delayed the implementation of certain recently announced U.S. tariffs to allow for negotiations with other governments, the current U.S. administration has continued to signal that it will likely impose additional tariffs.  Such measures could lead to further retaliatory actions by the countries with which the U.S. trades.

U.S. officials also recently have imposed substantially increased port fees for Chinese-built, -operated, or -owned ships and for foreign-built vehicle carriers (not limited to China). Three of our vessels are built in China and therefore will be subject to such fees in U.S. ports if they discharge cargo at U.S. ports. In addition, the United States has implemented and/or is considering other trade measures that apply to goods and equipment originating in Asia.

Recent trade measures and the uncertainty surrounding these issues are likely to affect us and our industry.  The specific nature and scope of these effects are difficult to predict.  For example, if additional tariffs or other trade measures are considered or implemented, or if existing trade agreements are withdrawn and/or renegotiated, such developments could have adverse effects on our business, results of operations, and financial condition.  Such developments could potentially depress shipping demand and/or could cause an increase or change in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods, and (iii) the financial, legal, and compliance risks associated with exporting, importing, and shipping goods. Trade measures and related uncertainty could also adversely impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

Over the course of 2024, inflationary pressures across many sectors globally continued to weigh on economic activity, though to a lesser extent than in 2023. While the U.S. consumer price index, an inflation gauge that measures costs across dozens of items fell to 2.7% before seasonal adjustment in December 2024, down from 3.4% in December 2023, inflation has proven stickier in parts of the global economy and above the inflation targets as set by the central banks in the United States of America, United Kingdom and the Eurozone. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduced economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the commodities and products we carry. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. If inflation fails to abate in 2025, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” Inflationary pressures could also adversely impact the amount of interest due under our outstanding credit facilities.

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

The global fleet of dry bulk vessels has increased as a result of the delivery of numerous newbuilding orders over the past few years. During 2024, the global dry bulk fleet grew by 3.1%, and as of April 1, 2025, newbuilding orders had been placed for an aggregate of about 10.5% of the existing global dry bulk fleet, with deliveries expected predominantly during the next two years.

There has been some further activity in the container newbuilding market during 2024 and as a result new contracting has reached high levels vis-à-vis the active fleet. As of April 1, 2025, newbuilding orders accounted for approximately 25.5% of the existing global containership fleet, with deliveries equally spread over the next three years. During 2024, the total container fleet grew by 6.6% in terms of the number of vessels.

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are off-hire and/or idling and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of armed conflict in Ukraine. In 2023 and 2024, bunker rates demonstrated overall decreasing volatility as the market adapted to the conflict in Ukraine. In particular, in 2024, the price of VLSFO in Singapore reached a high of $656 per metric ton in February, and a low of $547 per metric ton in December. As of March 4, 2025, the price of VLSFO in Singapore was approximately $525 per metric ton but uncertainty regarding its future direction remains. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, could cause disruptions to the production and supply of oil, and therefore fuel, with adverse impacts on the price of VLSFO in 2024. As a result, our bunker costs for our vessels when off-hire, idling, or operating in the spot voyage charter market have increased substantially in recent years and may continue to increase, which could have an adverse impact on our operating results and cash flows.

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

The fair market values of our vessels have generally experienced high volatility. The fair market values of our vessels depend on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and ages of the vessels, including as compared to other vessels in the market;

•	supply of and demand for vessels;

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of new buildings;

•	governmental or other regulations, including those that may limit the useful life of vessels; and

•	the need to upgrade vessels as a result of environmental, safety, regulatory or charterer requirements, technological advances in vessel design or equipment or otherwise.

In addition, while our dry bulk vessels’ average age is close to the industry average, the average ages of our containerships vessels are older than the industry average for such vessels,  and may therefore be viewed as providing insufficient or only short-term collateral in connection with future financing. This could restrict our access to or terms of any financing. Further, if the fair market values of our vessels decline, we might not be in compliance with various covenants in our credit facilities or credit facilities we enter into in the future, some of which require the maintenance of a certain percentage of the fair market values of the vessels securing the facility to the principal outstanding amount of the respective facility or a maximum ratio of total net debt to the market value adjusted total assets. See “—Our recently repaid credit facility contained, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.”

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

Further, we likely possess less operational expertise relative to more experienced competitors and, in general, are more heavily reliant on the knowledge and services of third-party providers for our operations, such as Castor Ships, a company controlled by Petros Panagiotidis, which manages our entire fleet and has subcontracted some aspects of the management of a number of our vessels to related or third-party ship management companies. Any failure by Castor Ships to partner with these management companies to effectively deliver our services could tarnish our reputation as efficient and reliable operators and impact the growth of our segments’ operations, our financial condition and operating profits.

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

Environmental laws often impose strict liability for remediation of spills and releases of oil, oil products and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, such as of bunker oil of our vessels, or a release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Pirate activity is also intermittent off the coast of Eastern Malaysia. Sea piracy incidents continue to occur, with dry bulk vessels and containerships particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Our shipping business has inherent operational risks, which may not be adequately covered by insurance.”

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

Since Russia’s invasion of Ukraine in 2022, economic sanctions were imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions and the European Union has adopted sanctions against certain non-Russian private operators and vessels accused of assisting Russia in circumventing sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities. In June 2024, the Council of the European Union introduced a new package of sanctions on Russian oil, including a new measure targeting specific vessels contributing to Russia’s war against Ukraine, which are subject to a port access ban and a ban on the provision of services; so far, the EU has placed 79 vessels on this list, including tankers transporting Russian oil and performing dangerous and illegal shipping practices. On January 15, 2025, the U.S. Department of Treasury introduced new sanctions on two Russian oil producers as well as 183 vessels that have shipped Russian oil in violation of existing sanctions. These and other recent sanctions efforts by the United States, the European Union and United Kingdom have focused on preventing the circumvention of sanctions against Russia.

These bans and related trade sanctions have altered trade patterns across the shipping industry and existing or future restrictions may continue to affect our current or future charters. To date, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. Prior to the conflict in Ukraine, the Black Sea region was a major export market for grains with Ukraine and Russia exporting a combined 15% of the global seaborne grain trade. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. The reduction of grain transports out of the Black Sea and cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, while the prices of fuel or energy commodities due to supply shocks from the conflict in Ukraine have demonstrated decreasing volatility as the market adapted, they may become increasingly volatile again due to new developments in the conflict. This could result in an increase or decrease in the price of fuel used by our vessels and/or demand for certain of the commodities we transport, each of which could affect the Company’s operations and liquidity. Due to their effect on the global market for certain of the goods that we transport, current or additional sanctions could have a material adverse impact on our segments’ cash flows, financial condition and operating results. We will keep monitoring the events in the Ukraine war and the possibility of the cessation of the hostilities between the two nations.

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

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics. However, we are subject to the risk that we, or our affiliated entities, or our or our affiliated entities’ respective officers, directors, employees or agents actions may be deemed to be in violation of such anti-corruption laws, including the FCPA. In February 2025, President Trump signed an executive order directing the U.S. Department of Justice to temporarily pause FCPA investigations and prosecutions pending review of FCPA guidelines and past and existing FCPA investigations and actions. The FCPA remains valid law in the interim and any violation of the executive order does not eliminate the risk of future enforcement (the statutes of limitation for FCPA violations are five years for the anti-bribery provisions and six years for the accounting provisions). Any violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions. Further, the executive order does not directly affect the U.S. Securities and Exchange Commission’s separate civil enforcement authority.

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

We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S.  laws and regulations for the protection of the environment, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of GHG emissions may adversely impact our operations and markets.

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

Environmental laws can impose strict liability for emergency response, remediation of spills and releases of oil and hazardous substances and natural resources damage, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.”

In connection with IMO 2020 regulations and requirements relating to fuel sulfur levels, as of the date of this Annual Report, our vessels have transitioned to burning IMO compliant fuels. As a result, such vessels currently utilize VLSFO containing up to 0.5% sulfur content. Notably, low sulfur fuel is more expensive than standard high sulfur fuel oil and may become more expensive. The price of VLSFO in Singapore ranged from a peak of $656 per metric ton in February 2024 to a low of around $547 per metric ton in December 2024. As of March 4, 2025, the price of VLSFO in Singapore was around $525 per metric ton, but uncertainty regarding its future direction and the availability of VLSFO remains. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”

The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. All of our vessels are currently in compliance with this regulation.

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

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the MARPOL Annex VI that will require ships to reduce their carbon dioxide and GHG emissions. These requirements combine technical and operational approaches to improve the energy efficiency of ships for future GHG reduction measures. Beginning January 1, 2023, each vessel is required to comply with the new Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, from 2023 to 2026, each vessel must initiate the collection of data for the reporting of its annual operational Carbon Intensity Indicator (“CII”) and CII rating. The IMO is required to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026 at the latest.

Prior to the implementation of the new regulations under revised Annex VI of MARPOL, official calculations and estimations suggested that merchant vessels built before 2013, including some of our older vessels, may not fully comply with the EEXI requirements. Therefore, to ensure compliance with EEXI requirements many owners/operators may choose to limit engine power, rather than apply energy-saving devices and/or effect certain alterations on existing propeller designs, as the reduction of engine power is a less costly solution than these measures. As of the date of this Annual Report and since January 1, 2023, official calculations had determined that our vessels were in compliance with the EEXI requirements. However, in order to improve the EEXI of the vessels and the CII of the vessels,  special coating antifouling and energy -saving devices are planned to be applied during the forthcoming SS/DD of the vessels.

The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft) in the non-compliant vessels, which will affect non-compliant vessels’ commercial utilization and also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures.

Further, on January 27, 2021 the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in U.S. federal waters. While leasing has since resumed, a record low of just three offshore lease sales over the next five years were unveiled in September 2023. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. On January 6, 2025, the Biden administration issued an executive order prohibiting new oil and gas leases in offshore areas, and President Trump then issued an executive order seeking to revoke it.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our dry bulk and container fleet and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts. The 2024 United Nations Climate Change Conference (“COP29”) in Marrakesh called for, among other measures, mitigating actions that would keep the Paris Agreement’s temperature goals on track through rapid and sustained emissions reductions globally. On January 20, 2025 President Trump signed an Executive Order seeking to withdraw the United States from the Paris Agreement. His administration has issued a number of other executive orders seeking to roll back prior administrative environmental initiatives concerning climate change, water and air pollution, environmental permitting, habitat protection and the promotion of fossil fuel production on federal, state and private lands.  Many of these efforts are subject to a number of legal challenges and the scope and impact of these initiatives are at present uncertain, including with respect to climate change.

The foregoing regulations represent a growing trend towards “green” or sustainable sources of energy and increasing intervention by certain governments to impose more stringent emissions regimes. These regulations have had, and will continue to have, an impact on demand for vessels, as well as increase our costs of operation, any of which could have an adverse effect on our business and operating results.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries, and it will be in force on June 26, 2025. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.

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

We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether, with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention (each as defined in “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry—International Maritime Organization”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. Failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports, and have a material adverse effect on our business, financial condition and operating results.

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

The government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, cash flows, financial condition and operating results.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of the contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

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

Our shipping business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore adversely affect our business” for further information regarding geopolitical circumstances which have or may impact insurance. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Risks Relating to the Asset Management Industry in the Shipping and Energy Infrastructure Sectors

Our asset management business operates in an intensely competitive industry.

The shipping and energy infrastructure management business is intensely competitive, with competition based on a variety of factors, including business performance, fees charged, quality of service, innovation, brand recognition and business reputation. The investment business is also very competitive. We typically identify investment opportunities and co-invest alongside professional institutional investors in assets that we also provide management services to through our management businesses. The businesses in our asset management segment compete for clients and personnel with other management service providers, shipping and energy strategic players, traditional asset managers, commercial banks, investment banks, investment managers and other financial institutions, and for investment opportunities with a large number of private equity funds, specialized investment funds, hedge funds, and corporate buyers, and we expect that competition will increase. Our competitors in the investment business, many of which are larger than us, with greater resources, geographic footprints and name recognition, offer a wide range of investment opportunities to the same investors that we are seeking to attract for our co-investment projects.

If we are not successful in establishing ourselves among our customers, offering the products and services that our target groups want, consistently generating income, our business, results of operations and financial condition may be adversely affected. In addition, increased competition, including competition leading to fee reductions on existing or new business, may cause our assets under management, revenue and earnings to decline. See “We earn a substantial portion of our asset management segment revenues based on assets under management whose volume fluctuates based on many factors, and any reduction would negatively impact our revenues and profitability” below.

Our profits are highly dependent on the fees we earn for our management services as well as transaction fees related to the acquisition or disposal of assets. Competition could cause us to reduce the fees that we charge. If our clients were to view our fees as being inappropriately high relative to those charged by other service providers or to the returns generated by the relevant investment, we may choose, or be required, to reduce our fee levels, or we may experience significant reduction in our assets under management due to, for example, termination of management service agreements, which could have an adverse impact on our results of operations and financial condition.

We earn a substantial portion of our asset management segment revenues based on assets under management whose volume fluctuates based on many factors, and any reduction would negatively impact our revenues and profitability.

A substantial portion of the revenues of our asset management segment are generated from management fees relating to shipping and energy infrastructure management services, and one-off transaction fees in connection with the acquisition or sale of assets under management (such as vessels or renewable energy assets). Therefore, if assets under management decline, our fee revenues would decline, reducing profitability as certain of our expenses are fixed or have contractual terms. The number of the assets we manage could decline due to a variety of factors including, but not limited to, dispositions, termination of our services by clients, changes in applicable laws, and general economic, political conditions. Our assets under management may also decline as a result of negative performance, whether absolute or relative to established benchmarks or competing strategies, and if we are not successful at identifying opportunities within our investment and business strategies. If any of the foregoing factors occur, our business and results of operations may be materially adversely affected.

We provide technical ship management and other maritime services by joint ventures in which MPC Capital is a 50% shareholder. These entities are not controlled by MPC Capital, nor by any other shareholder, and therefore the management of such companies is subject to the risk of deadlock, which may result in interruption to operations, delays and losses. The technical management business may also be adversely affected if we fail to comply with the rules and  standards of the licenses we hold, we fail the vetting inspections of charterers such as the oil majors and fail to comply with our obligations under the ship management agreements we have in place with our counterparties.

The business of our asset segment business is subject to a variety of laws and regulations and changes therein or failure to comply with them could adversely affect our revenues and profitability.

MPC Capital operates in the shipping management and the energy infrastructure management industries. MPC Capital’s activities are subject to a large number of laws and regulations in different jurisdictions that apply to such business activities, including, but not limited to, anti-money laundering laws and data protection laws with respect to client and other information, health and safety, labor, and permissions and licenses to develop energy infrastructure and technically manage and operate vessels. Failure to comply with these rules and regulations could restrict our ability to conduct certain activities or expose us to liability and/or reputational damage. Additional legislation, increasing regulatory oversight, or changes in applicable laws and regulations, or interpretation or enforcement of existing laws and regulations, may directly affect our operations and profitability.

In connection with certain of its investment business activities, MPC Capital works with external service providers in order to ensure compliance with the European Union's Alternative Investment Fund Managers Directive. As a result, the success of such business activities will depend in part on such third parties’ ability to provide these services. This business model may result in increased costs over time, which could have an adverse effect on our asset management segment’s operations and profitability.

Due to the extensive laws and regulations to which we are subject, we devote substantial time, expense, and effort to remain current on, and to address, legal and regulatory compliance matters. New regulations or interpretations of existing laws may result in enhanced disclosure obligations. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel, or purchase new technology to comply effectively. Although we spend extensive time and resources to ensure compliance with all applicable laws and regulations, if we fail to comply with such laws and regulations, adhere to our policies, or modify and update our compliance procedures in a timely manner in this changing and highly complex regulatory environment, we may be subject to various legal proceedings, including civil litigation, governmental investigations and enforcement actions that could result in fines, penalties, suspensions of individual employees, or limitations on particular business activities, any of which could have an adverse impact on our revenues and profitability.

We may not be able to maintain sufficient insurance to cover us for potential litigation or other risks related to our asset management segment.

The ability to maintain adequate insurance coverage for potential litigation or other risks related to our asset management segment on commercially reasonable terms may be limited, which could have a material adverse effect on the business. The asset management segment faces the risk of loss from a range of potential claims, including those related to liabilities arising from non-compliance with our obligations under management services, or employee misconduct, regardless of whether such claims are valid. Insurance may not fully reimburse losses, and in the event of a successful claim exceeding or falling outside the coverage of our policies, significant financial liability could arise.

Risks Relating To Our Company

We have grown our fleet significantly and we may have difficulty managing our growth properly which may adversely affect our operations and profitability.

We are a company formed for the purpose of acquiring, owning, chartering, and operating oceangoing cargo vessels. Since our inception, we have grown our fleet from one vessel to thirty vessels on December 31, 2022 and as of May 9, 2025 we owned nine vessels following the contribution of our former tanker vessels to Toro in March 2023 and the disposal of certain other vessels as discussed in “Item 4. Information on the Company—A. History and Development of the Company.”

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

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for both the years ended December 31, 2024 and 2023, we derived 81% and 80%, respectively, of our consolidated operating revenues from three charterers. In particular, for the years ended December 31, 2024 and 2023, we derived 92% and 90%, respectively, of our dry bulk segment operating revenues from two and three charterers, respectively. Further, for the years ended December 31, 2024 and 2023, we derived 87% and 100% of our containership segment operating revenues from three and two charterers, respectively. Our charters may be terminated early due to certain events, such as a client’s failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing client, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

We may not be able to execute our shipping business strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

As our business grows, we intend to acquire other companies that are in the maritime business as well as acquire additional vessels, including to replace existing vessels, diversify our fleet and, where appropriate, renew the vessels of our fleet, and expand our activities subject to the resolution of our Board to focus on certain areas of the shipping and energy industries. These objectives, including the diversification of our business, enhancing our fee revenues, reduction of the average age of our fleet to renew our fleet, have implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all.  Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify acquisition candidates at attractive valuations;

•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from past acquisitions;

•	obtain required financing for our existing and new operations;

•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	enlarging our customer base and continuing to meet technical and safety performance standards;

•	ensure, either directly or through our manager and sub-managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls; and

•	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.

Our failure to effectively identify, acquire, develop and integrate any business or vessels could adversely affect our business, financial condition, investor sentiment and operating results. Acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “—Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.” If any such events occur, our financial condition may be adversely affected.

We operate secondhand vessels, some of which have an age above the industry average, which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to finance and  profitably charter our vessels, to comply with environmental standards and future maritime regulations and result in a more rapid deterioration in our vessels’ market and book values.

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

As of April 30, 2025, the average age of our current fleet is 13.1 years. The average age of our dry bulk vessels was 11.8 years, compared to an industry average of 12.56 years and the average age of our containerships was 18.4 years, compared to an industry average of 13.86 years as of the same date. The cost of maintaining a vessel in good operating condition and operating it generally increases with the age of a vessel, because, amongst other things:

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

The growth of our asset management segment’s business depends in large part on our ability to identify and develop new investment projects.

The success and growth of our asset management business will depend on, among other things, our ability to identify and develop suitable assets and investment projects. In the course of planning and developing new investment projects, we incur costs and expenses, which may be significant, in order to seek out suitable assets, analyzing the opportunities and risks of assets and structuring the projects. While we incur such costs and expenses, there is no assurance that the relevant opportunities will materialize into new investments, and that such projects will achieve a satisfactory level of scale and profitability. If an investment project fails to materialize, we would have to bear any costs incurred during the planning and development phases.

The performance of our asset management segment is dependent on the financial performance of our investees, over which we do not exercise control.

In connection with the investment business of our asset management segment, we seek investment opportunities in the shipping and energy infrastructure sectors in order to acquire minority stakes (by co-investing with professional institutional third party investors). As a result, the performance of our asset management segment is dependent on the performance of such investees, over which we do not exercise control. We are exposed to the risks inherent in all acquisitions, including that such companies may not successfully grow their business and achieve the expected results.

In addition, through these investments we are exposed to the risks typical of their respective businesses, including regulatory and legislative risk, social, economic political risk, market risk, cyber security, credit and financial risk, fluctuation in energy prices, and various operational risks. With regards to energy infrastructure projects, these are large and complex in nature and may encounter obstacles, both from internal and external factors, leading to installation challenges impacting project execution, delays to construction schedules, and cost overruns, which may ultimately result in losses, impairments, and contractual break costs. The infrastructure may also suffer breakdowns, defaults or malfunctions, as well as sabotage, acts of vandalism, security incidents (cyber or physical), or any other extraordinary events which could result in a decline in revenues or need additional capital expenditures so that the infrastructure can continue to operate and could also cause considerable damage to people, potentially giving rise to significant liabilities. In addition, certain of our investees (such as MPCC and MPCES, each defined below) are public companies, therefore the price of their shares may be volatile.

Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.

Our asset management business could be harmed by any damage to our reputation and lead to a reduction in our revenues and profitability.

Maintaining a positive reputation with existing and potential clients, the investment community and other constituencies is critical to our success. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate even if they are without merit or satisfactorily addressed. Our reputation may be impacted by many factors, including, but not limited to: poor performance; litigation; conflicts of interests; regulatory inquiries, investigations or findings; operational failures (including cyber incidents); intentional or unintentional misrepresentation of our products or services by us or our third‐party service providers; material weaknesses in our internal controls; or employee misconduct or rumors. Any damage to our reputation could impede our ability to attract and retain clients and key personnel, adversely impact relationships with clients, third‐party distributors and other business partners, and lead to a reduction in the number of our clients and assets under management, any of which could adversely affect our results of operations and financial condition.

We are exposed to exchange rate fluctuations due to international operations.

The asset management business mainly is exposed to foreign exchange risks, particularly with respect to fluctuations in the EUR/USD exchange rate. As part of its international operations, the company may incur revenues, expenses, and liabilities in foreign currencies, most notably in euros and U.S. dollars. Volatility in the EUR/USD exchange rate may result in fluctuations in the value of assets and liabilities denominated in these currencies, which could have a material impact on financial performance, cash flows, and profitability. Changes in the EUR/USD exchange rate could affect the value of future revenue streams, expenses, or debt repayments, potentially leading to higher operational costs or lower profitability. Additionally, adverse movements in currency exchange rates may affect the attractiveness of investments or make it more difficult to raise capital from foreign investors. While efforts may be made to hedge or manage exposure to currency risks, there is no assurance that such strategies will be successful or that the business will not experience negative financial impacts due to fluctuations in the EUR/USD exchange rate or any other exchange rates in currencies we trade in.

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

We have entered into, and may enter into in the future, various contracts, including charter agreements, pool agreements, management agreements (including ship management and technical management agreements), shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. In its asset management business, MPC Capital and its subsidiaries provide management services for certain of its investees and third parties. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime, energy and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade or electricity prices and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. This may have a significant impact on our revenues due to our concentrated customer base. For further details, see “—We may be dependent on a small number of charterers for the majority of our business.” We may also face these counterparty risks due to assignments. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

We are dependent upon Castor Ships, which is a related party manager of our fleet and business, and other related or third-party sub-managers for the management of our fleet, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

The management of our business, including, but not limited, the commercial and technical management of our fleet as well as administrative, financial and other business functions, is carried out by our head manager Castor Ships, which is a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Castor Ships has subcontracted some aspects of the management of a number of our vessels to a related ship management company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services” for further information on our management arrangements. We are reliant on Castor Ship’s continued and satisfactory provision of its services and its subcontracting arrangements may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.

Our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our head manager, Castor Ships,  and subcontractors of such entity, as well as these parties’ reputations and relationships in the shipping industry. If any of these counterparties suffer material damage to their reputations or relationships, it may also harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third parties. In addition, the inability of our head manager to fix our vessels at competitive charter rates either due to prevailing market conditions at the time or due to their inability to provide the requisite quality of services, could adversely affect our revenues and profitability and we may have difficulty meeting our working capital and debt obligations.

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

 On April 20, 2023, we received a notification from the Nasdaq that we were not in compliance with the Minimum Bid Price Requirement. On March 27, 2024, we effected a 1-for-10 reverse stock split of our common shares without any change in the number of authorized common shares, and, as a result we regained compliance. Although as of the date of this report our per share price has been above the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Requirement”), there can be no assurance that we will maintain compliance. If in the future we are not in compliance with the Minimum Bid Price Requirement and are unable regain compliance, trading of our common shares will be subject to delisting. If a delisting of our common shares, or even a suspension of trading in our common shares, were to occur, there would be significantly less liquidity in the delisted or suspended common shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts.

We had previously received a notification from the Nasdaq on April 14, 2020 regarding our noncompliance with the Minimum Bid Price Requirement, after which we completed a 1-for-10 reverse stock split of our common shares on May 28, 2021. We regained compliance with the Minimum Bid Price Requirement shortly thereafter.

Our recently repaid credit facility contained, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

The operating and financial restrictions and covenants in our recently repaid credit agreement, and any new or amended credit facility we may enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

For example, the recently repaid credit facility required the consent of our lender for Castor, as borrower, or our subsidiaries that act as guarantors in our facility to, among other things:

•	incur or guarantee additional indebtedness outside of our ordinary course of business;

•	charge, pledge or encumber our vessels;

•	change the flag, class, management or ownership of our vessels;

•	declare or pay any dividends or other distributions at a time when the Company has an event of default or the payment of such distribution would cause an event of default;

•	form or acquire any subsidiaries;

•	make any investments in any person, asset, firm, corporation, joint venture or other entity;

•	merge or consolidate with any other person;

•	sell or change the beneficial ownership or control of our vessels if there has been a change of control directly or indirectly in our subsidiaries or us; and

Our facility also required us to comply with certain financial covenants, in each case subject to certain exceptions, including:

(i)	not having a ratio of net debt to assets adjusted for the market value of the vessels above a certain level;

(ii)	maintain a certain level of shareholders equity.

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

Our outstanding debt is mainly exposed to Secured Overnight Financing Rate (“SOFR”) Risk. If volatility in SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.

We are exposed to the risk of interest rate variations, principally in relation to the SOFR, a secured rate published by the Federal Reserve Bank of New York. SOFR or any other replacement rate may be volatile. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in SOFR, if this volatility were to occur, it would affect the amount of interest payable on our debt. Our outstanding indebtedness is exposed to SOFR risk at annual rates ranging from 3.10% to 3.88% over SOFR.

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

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. We currently do not have any interest rate derivative instruments in place. SOFR rates have risen throughout 2023 and 2024 and may rise further in the future if the current inflation rates increase. However, our financial condition could be materially adversely affected by rate changes at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Conversely, the use of derivative instruments, if any, may not effectively protect us from adverse interest rate movements. The use of interest rate derivatives may result in substantial losses and may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.

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

Successful execution of investment projects by the investment business within our asset management segment will depend on the successful raising of equity from external investors. We may not be successful in raising equity capital from investors as a result of a number of factors, including: a) volatile economic and market conditions, which may cause investors not to make, or to delay making new equity commitments; b) intense competition, which may make it more difficult to raise and deploy capital, thereby limiting our ability to grow or maintain our revenues; or c) poor performance of one or more of our existing investments, either relative to market benchmarks, our competitors or in absolute terms may cause equity investors to regard our projects less favorably than those of our competitors, thereby adversely affecting our ability to raise equity for new projects..

In addition, successful execution of investment projects, which are intended to be levered, will depend on successfully securing debt financing. We may not be successful in raising debt from debt capital providers as a result of a number of factors, including: a) tightening credit markets or unfavorable interest rate environments, which may reduce lenders’ risk appetite; b) changes in regulatory requirements or lending standards that limit access to credit; and c) the perceived risk profile or performance of the underlying projects.

Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, may provide loans to us. However, we cannot guarantee that such loans will be available to the Company or that they will be available to us on favorable terms. Even if we are able to borrow money from Mr. Panagiotidis, such borrowing could create a conflict of interest of management. See also “—The direct holder of our Series B Preferred Shares, and the indirect holders of our Series B Preferred Shares, including our Chairman, Chief Executive Officer and Chief Financial Officer, may be able to exert considerable influence over matters on which our shareholders are entitled to vote.” Any of these factors could have a material adverse effect on our business, financial condition and operating results.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our assets (including our existing vessels), and subsidiaries we form or acquire will own any other assets (including vessels) we may acquire in the future. All payments under our charters and in connection with our asset management business are made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, as and if declared, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our financing arrangements, or by the applicable law regulating the payment of dividends in the jurisdictions in which our subsidiaries are organized.

In particular, the applicable loan agreements entered into by certain of our subsidiaries, prohibit such subsidiaries from paying any dividends to us if we or such subsidiary breach a covenant in a loan agreement or any financing agreement we may enter into. See “—Our recently repaid credit facility contained, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.” If we are unable to obtain funds from our subsidiaries, we will not be able to meet our liquidity needs unless we obtain funds from other sources, which we may not be able to do.

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

These limitations in both the debt and equity capital markets may affect our ability to grow. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which could impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, comply with and implement wide ranging ESG requirements. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

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

We may, from time to time, be involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, liabilities arising from performing asset management services and employee misconduct, and other litigation that arises in the ordinary course of our business.

We cannot predict with certainty the outcome or effect of any claim or other litigation or arbitration matter,  and the ultimate outcome of any litigation or arbitration or the potential costs to resolve it may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.
A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate, manage assets, provide advisory services, market products, or invest, or in which any of the investors in our investment products are resident. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially. An increase in our taxes could have a material adverse effect on our earnings and cash flows from these operations. Changes in tax treaties, or changes in the interpretation of such treaties, between jurisdictions in which we or our affiliates hold investments or in which our investors are resident could also affect the efficiency with which our investors realize income or capital gains or the ability to repatriate income and capital gains from those jurisdictions to our investors. In addition, the introduction of new EU directives or changes to existing tax frameworks could adversely affect the tax efficiency of our investments. As a result, MPC Capital or its affiliates may be subject to unfavorable tax treatment in certain jurisdictions, which could undermine the value of our investments or the feasibility of investing in certain countries. These changes could materially affect the returns on our investments and the feasibility of making investments in certain countries, and could also affect our ability to attract investors in the future.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist.

The Marshall Islands was added to the EU blacklist in February 2023, and it was subsequently removed from the EU blacklist in October 2023. If any jurisdiction in which we are incorporated in is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list, our business could be harmed. In addition, if further economic substance or other requirements were imposed by the Marshall Islands, our business could be adversely affected.

Our subsidiaries may be subject to taxation in the jurisdictions in which their activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to us.

We are subject to the risk of additional tax payments imposed by tax authorities.

Because shipping income may be exempt from local income taxes, a significant portion of our income tax liability is attributable to MPC Capital. Future tax assessments by the tax authorities, in Germany or elsewhere, regarding MPC Capital as part of future tax audits or based on a change in the administration of justice may be greater than the provisions made by the MPC Capital. The tax authorities may also claim that additional taxes are due in respect of prior assessment periods. The same risk also applies to future assessment periods. If it is determined that additional tax payments are due from MPC Capital, interest may also be payable. The statutory interest rate in Germany on late additional tax payments is currently set at 1.8% per annum but is subject to change.

We are dependent on our management and their ability to hire and retain key personnel and their ability to devote sufficient time and attention to their respective roles. In particular, we are dependent on the retention and performance of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis.

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

Our future growth depends on our ability to attract, retain and develop human capital in a highly competitive talent market.

The continued success of the asset management business is closely linked to the expertise, competence and reputation of its senior management and professionals, and therefore depends on the ability to attract, develop, and retain qualified, motivated, and highly skilled professionals. Competition for talent in the asset management industry is significant, particularly for experienced executives and specialists. The departure of key personnel—whether due to attrition, retirement, disability, or other reasons—along with the costs and challenges of replacing them, may impair the implementation of growth strategies and the ability to maintain high operational standards. Although competitive compensation and benefits are offered to support talent retention and motivation, there is no guarantee these measures will be sufficient. If current or former employees join competitors or establish competing firms, it may negatively affect the ability to raise capital for new or successor investment products and could weaken competitive positioning. In addition, the departure or reduced involvement of certain key individuals may trigger "key person" provisions included in the governing documents or management service agreement of certain of our investments. These provisions may allow investors to terminate the relevant management service agreement, impacting future revenue and profitability.

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

In addition, our Series D Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and including January 1, 2026 and at any time thereafter. The conversion of our Series D Preferred Shares could result in significant dilution to our shareholders at the time of conversion. See also “—Risks Relating to our Common Shares—Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.”

Accordingly, the existence of the Series D Preferred Shares and the ability of a holder to convert the Series D Preferred Shares into common shares on or after January 1, 2026 could have a material adverse effect on the value of our common shares. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series D Preferred Shares” for a more detailed description of the Series D Preferred Shares.

Risks Relating To Our Common Shares

Our share price has recently been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

The stock market in general, and the market for shipping and energy companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has been volatile and may continue be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. During 2023, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $2.855 per share on November 13, 2023 to an intra-day high of $12.4 per share on March 8, 2023. On December 29, 2023, the closing price of our common shares was $4.25 per share. During 2024, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $2.67 per share on December 31, 2024 to an intra-day high of $6.50 per share on January 4, 2024. On December 31, 2024, the closing price of our common shares was $2.75 per share. As of March 26, 2025, the closing bid price of our common shares was $2.53 per common share. Further, significant historical fluctuations in the market price of our common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. Our shares may continue to experience volatility as the market evaluates our prospects as an independent publicly traded company.

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

Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

Over the past few years, we have issued and sold large quantities of our common shares pursuant to public and private offerings of our equity and equity-linked securities. The Company had 9,662,354 issued and outstanding common shares as of December 31, 2024. Upon the exercise of our outstanding warrants, the Company may issue up to an additional 25,623 common shares. Additionally, the Company has an authorized share capital of 1,950,000,000 common shares that it may issue without further shareholder approval. Moreover, the Series D Preferred Shares issued on August 7, 2023 and December 12, 2024 are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and including January 1, 2026. Subject to certain adjustments, the conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $7.00 and (ii) the 5 day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30 per common share. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series D Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. If converted by Toro, Toro will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Issuance of Series D Preferred Shares and Dividends to Toro.” The issuance of additional common shares upon conversion of the Series D Preferred Shares could result in significant dilution to our shareholders at the time of conversion.

Our business strategy may require the issuance of a substantial amount of additional shares, to the extent available and permitted. We cannot assure you at what price the offering of our shares in the future, if any, will be made and they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

In addition, to the extent available and permitted, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

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

The market price of our common shares could also decline due to sales, or the announcements of proposed sales, of a large number of common shares by our large shareholders (including sales of common shares issued upon conversion, if any, of the Series D Preferred Shares), or the perception that these sales could occur.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law would.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving us would have to be initiated outside the Marshall Islands, and our shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

We are incorporated in the Marshall Islands, and the majority of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive office is located in Cyprus. In addition, the majority of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so.

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

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock, or a Series C Preferred Share, for the Exercise Price of $1,500.00 once the Rights become exercisable. This portion of a Series C Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis and Thalassa Investment Co. S.A. (“Thalassa”) – a company affiliated with Petros Panagiotidis- are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information— Stockholders Rights Agreement” and Exhibit 2.2 to this Annual Report.

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

In addition to the Rights above, we have issued 12,000 Series B Preferred Shares (representing all the issued and outstanding Series B Preferred Shares) to Thalassa, a company affiliated with Petros Panagiotidis, each of which has the voting power of 100,000 common shares. The Series B Preferred Shares currently represent 99.2% of the aggregate voting power of our total issued and outstanding share capital. The Series B Preferred Shares and the shares in Thalassa currently bear no transfer restrictions. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Further, lenders have imposed provisions prohibiting or limiting a change of control, subject to certain exceptions, on all of our credit facilities. See “—Our recently repaid credit facility contained, and we expect that any new or amended credit facility we may enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and can limit, or may limit the future, our business and financing activities.” Our management agreements similarly permit our fleet managers to terminate these agreements in the event of a change of control. For further information on our management agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions — Related Party Transactions” and Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

The foregoing anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

The direct holder of our Series B Preferred Shares, and the indirect holders of our Series B Preferred Shares, including our Chairman, Chief Executive Officer and Chief Financial Officer, may be able to exert considerable influence over matters on which our shareholders are entitled to vote.

As of the date of this Annual Report, Thalassa owns all of the 12,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. The Series B Preferred Shares currently represent 0.12% of our total issued and outstanding share capital and 99.2% of the aggregate voting power of our total as of the date of this Annual Report, issued and outstanding share capital. Our Series B Preferred Shares currently bear no transfer restrictions.  By its ownership of 100% of our Series B Preferred Shares, Thalassa controls 99.2% of the aggregate voting power of the Company’s total issued and outstanding share capital as of the same date and may limit our shareholders’ ability to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.

The shares in Thalassa are owned, directly or indirectly by several significant shareholders, including Mr. Panagiotidis. The shares in Thalassa currently bear no transfer restrictions. No shareholder of Thalassa, including Mr. Panagiotidis, controls Thalassa (whether by the holding of shares in it or through a shareholder’s or other agreement), and each significant shareholder of Thalassa, including Mr. Panagiotidis, may exercise significant influence in Thalassa and, as a result, in us.  There is no assurance that Thalassa’s shareholders will act in a coordinated fashion, or that Mr. Panagiotidis will be part of any majority controlling Thalassa from time to time. Through his current role as Chairman, Chief Executive Officer and Chief Financial Officer of Castor and through the ownership of shares in Thalassa, Mr. Panagiotidis, and through the direct or indirect ownership of shares in Thalassa, each of Thalassa’s other direct or indirect significant shareholders, may be able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.

The interests of Thalassa and the other direct (if applicable) or indirect holder(s) of the Series B Preferred Shares, including Mr. Panagiotidis, may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders may not view as beneficial.

Mr. Panagiotidis also controls Toro as he is the ultimate beneficial owner of over a majority of Toro’s outstanding common shares as of April 30, 2025 and of 40,000 Series B Preferred Shares (the “Toro Series B Preferred Shares”), each carrying 100,000 votes, of Toro. Mr. Panagiotidis also controls Robin Energy Ltd. (“Robin”) as he is the ultimate beneficial owner of over a majority of Robin’s outstanding common shares as of April 15, 2025 (the date of the publication of Robin’s 2024 annual report) and of 40,000 Series B Preferred Shares, each carrying 100,000 votes, of Robin.  He also has significant private interests. The interests of Mr. Panagiotidis may be different from your interests.

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

We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot or index-linked chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2023, 2024 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Our Company”, we do not qualify for this exemption in view of our share structure based on the current wording of the applicable 883 regulations. We believe our share structure satisfies the intent and purpose of the 883 regulations and have filed a petition with the U.S. Department of the Treasury to have the regulations amended to clearly encompass our share structure. However, there can be no assurance that our petition will be successful and that the exemption from tax under Section 883 of the Code will be available to us.

If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. If this tax were imposed for our 2022, 2023 and 2024 taxable year, we anticipate that U.S. source income taxes of approximately $388,669, $177,794 and $113,915 would be recognized for the years ended December 31, 2022, 2023, and 2024, respectively, and we have included a provision for this amount in our annual consolidated financial statements. However, there can be no assurance that such taxes will not be materially higher or lower in future taxable years.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Business

Castor Maritime Inc. is a growth-oriented global shipping and energy company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk and containership cargoes and via our subsidiary MPC Capital an investor in the maritime and energy sectors and a provider of technical and commercial ship management and energy infrastructure project services.

On December 12, 2024, Castor Maritime Inc., through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which Castor agreed to acquire from MPC Holding, subject to the terms and conditions set forth therein, 26,116,378 shares of common stock of MPC Capital, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (or approximately $192.0 million), excluding transaction-related costs. On December 16, 2024, such acquisition was completed. MPC Capital is an asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, project access, and integrated asset management expertise, including technical and commercial ship management. Listed on the Frankfurt Stock Exchange since 2000, as of December 31, 2024, 2024, MPC Capital has assets under management (“AUM”) totaling €5.1 billion. The transaction was financed with cash on hand and the proceeds of (i) a $100 million senior term loan facility between Toro and Castor and (ii) the issuance of an additional 50,000 of Castor’s 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share (the “Series D Preferred Shares”) to Toro for an aggregate consideration of $50,000,000, each of which is discussed in greater detail below.

As of December 31, 2024, our fleet consisted of 10 dry bulk carriers with a combined carrying capacity of 0.8 million dwt, consisting of four Kamsarmax, five Panamax and one Ultramax dry bulk vessels with an average age of 11.8 years, as well as two 2,700 TEU and one 1,850 TEU containerships with an aggregate cargo capacity of 0.1 million dwt and an average age of 18.4 years. On January 22, 2025 and May 7, 2025, we completed the previously announced sales of the M/V Ariana A and M/V Gabriela A, respectively, by delivering the vessels to their new owners and on March 6, 2025 and March 11, 2025, we entered into two separate agreements with entities beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse and M/V Magic Callisto for a gross sale price of $13.5 million and $14.5 million, respectively. The M/V Magic Eclipse and the M/V Magic Callisto were delivered to their new owners on March 24, 2025 and April 28, 2025, respectively. Therefore, as of May 9, 2025, our fleet consisted of 8 dry bulk carriers with a combined carrying capacity of 0.6 million dwt with an average age of 11.8 years, and  one 1,850 TEU containership with an aggregate cargo capacity of 0.03 million dwt and an average age of 16.8 years.

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

For an overview of our fleet and information regarding the development of our fleet, including vessel acquisitions and disposals, please see “Item 4. Business Overview—B. Our fleet.”

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

Equity and Financing Transactions

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares to Toro for aggregate consideration of $50.0 million in cash. On December 12, 2024, we agreed to issue an additional 50,000 Castor Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. These transactions and their terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transactions and their terms. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed description of this transaction and the Series D Preferred Shares. During 2023 and 2024, we paid $0.5 million and $2.5 million, respectively, in dividends to Toro in connection with the Series D Preferred Shares.

For a description of our recent equity transactions, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Equity Transactions.”

Loan Facility Agreement from Toro

 On December 11, 2024, Castor entered into a facility agreement with Toro to receive a $100.0 million senior term loan facility from Toro which was drawn down on the same date. For a description of this transaction, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Loan Facility Agreement of $100.0 million from Toro.”

For more information about our borrowing activities, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” and Note 12 to the consolidated financial statements included elsewhere in this Annual Report.

Vessel Capital Expenditures

As of May 9, 2025, our fleet consisted of 8 dry bulk carriers, and one containership vessel, as during 2024 and up to the date of this Annual Report we sold nine dry bulk vessels and two container vessel. In 2024, we completed the acquisitions of two dry bulk vessels and one container vessel. For further information on vessel acquisitions / disposal and the series of financing transactions that enabled our vessel acquisitions, see “—B. Business Overview—Fleet Development” below and Notes 7 to our consolidated financial statements included in this Annual Report.

During the years ended December 31, 2022, 2023 and 2024, we made capital expenditures of approximately $2.6 million, $0.1 million and $0.0 million, respectively, primarily relating to the installation of ballast water treatment system (“BWTS”) on our vessels.

Nasdaq Listing Standards Compliance

On April 20, 2023, we received a notification from the Nasdaq that we were not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Requirement”) and were provided with 180 calendar days to regain compliance with it. On October 18, 2023, we received a notification letter from Nasdaq granting the Company an additional 180-day extension, until April 15, 2024, to regain compliance with Minimum Bid Price Requirement (the “Second Compliance Period”). On March 27, 2024, we effected a 1-for-10 reverse stock split of our common shares without any change in the number of authorized common shares, and, as a result we regained compliance.

B.	BUSINESS OVERVIEW

During the years ended December 31, 2022, 2023 and 2024, we operated (i) dry bulk vessels that engaged in the worldwide transportation of commodities such as iron ore, coal, soybeans, etc., (ii) from the fourth quarter of 2022, containerships that are engaged in the transportation of containerized cargoes and, (iii) from the first quarter of 2021 until the completion of the Spin-Off, Aframax/LR2 tanker vessels that were engaged in the worldwide transportation of crude oil, and (iv) from the second quarter of 2021 until the completion of the Spin-Off, Handysize tanker vessels that carried refined petroleum products. In addition, from December 16, 2024, upon the acquisition of MPC Capital, we provide a range of products and services comprising the structuring and placement of investment solutions for professional institutional investors, the provision of commercial and technical ship management services as well as management services of energy infrastructure projects.

Following the acquisition of the MPC Capital on December 16, 2024, we determined that we operated in three reportable segments, from two segments that operated as of December 31, 2023: (i) the dry bulk segment (ii) the containership segment and (iii) the asset management segment. These reportable segments reflect our internal organization and the way our chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment (where applicable), control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, chartering strategies, prioritizing fleet expansion or disposals (where applicable), and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling of differ in important respects between the two. MPC Capital provides asset management services and it does not have similar business and economic characteristics to the other two segments. We do not disclose geographic information relating to our dry bulk and container ship segments because when we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For geographic information relating to our asset management segment, refer to Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

Our Fleet

During the year ended December 31, 2024, our dry bulk vessels and containerships operated exclusively under time charter contracts. As of December 31, 2024, all of our dry bulk vessels were fixed on period charter contracts in which the rate of daily hire is linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange and our three containerships were under fixed rate period charter contracts.

The following tables summarize key information about our fleet in each segment as of May 6, 2025:

Dry Bulk Segment

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Employment (1)	Gross Charter Rate ($/day)	Estimated Redelivery Date
						Earliest	Latest
M/V Magic Thunder	83,375	2011	Japan	TC period	$11,950 per day (2)	- (3)	- (3)
M/V Magic Perseus	82,158	2013	Japan	TC period	$12,550 per day (4)	- (3)	- (3)
M/V Magic Starlight	81,048	2015	China	TC period	$13,000 per day for Q2 2025 & $11,256 per day for Q3 2025(5)	- (3)	- (3)
M/V Magic Mars	76,822	2014	Korea	TC period	$11,600 per day (6)	- (3)	- (3)
M/V Magic P	76,453	2004	Japan	Panamax Pool (7)	N/A	- (8)	- (8)
M/V Magic Pluto	74,940	2013	Japan	TC period	100% of BPI4TC(9)	- (3)	- (3)
M/V Magic Ariel	81,845	2020	China	TC period	108% of BPI5TC(13)	May-25(10)	- (3)
M/V Magic Celeste	63,310	2015	China	TC period	111% of BSI10TC (11)	May-25(12)	- (3)

(1)	TC stands for time charter.
(2)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC(13). In accordance with the prevailing charter party, on February 4, 2025, we converted the index-linked rate to fixed from April 1, 2025 until June 30, 2025 at a rate of $11,950 per day. Thereafter, the rate will be converted back to index-linked.

(3)	In accordance with the prevailing charterparty, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(4)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC(13). In accordance with the prevailing charter party, on April 24, 2025, we converted the index-linked rate to fixed from May 1, 2025 until September 30, 2025 at a rate of $12,550 per day. Thereafter, the rate will be converted back to index-linked.

(5)
The vessel’s daily gross charter rate is equal to 98% of BPI4TC(9). In accordance with the prevailing charter party, on February 14, 2025, we converted the index-linked rate to fixed from April 1, 2025 until June 30, 2025 at a rate of $13,000 per day. Thereafter, the rate will be converted back to index-linked. In accordance with the prevailing charter party, on April 10, 2025, we converted the index-linked rate to fixed from July 1, 2025 until September 30, 2025 at a rate of $11,256 per day.

(6)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC(9). In accordance with the prevailing charter party, on February 4, 2025, we converted the index-linked rate to fixed from April 1, 2025 until June 30, 2025 at a rate of $11,600 per day. Thereafter, the rate will be converted back to index-linked.

(7)	The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.
(8)	Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.
(9)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(10)
The earliest redelivery under the prevailing charter party is 7 months after delivery. Thereafter, both owners and charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(11)
The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

(12)
The earliest redelivery under the prevailing charter party is 9 months after delivery. Thereafter, both owners and charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(13)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

Containership Segment

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of employment	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Containership Segment
M/V Raphaela	26,811	2008	Turkey	TC period	$19,250	Oct-25	Dec-25

Fleet Development

Vessel Acquisitions

During the years ended December 31, 2022 and 2024, we acquired the vessels listed below. There were no vessels acquired during the year ended December 31, 2023:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
2022 Acquisitions
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
2024 Acquisitions
Magic Celeste	Ultramax	63,310	2015	China	$25.50	08/16/2024
Magic Ariel	Kamsarmax	81,845	2020	China	$29.95	10/09/2024

Containerships
2022 Acquisitions
Ariana A	2,700 TEU capacity Containership	38,117	2005	Germany	$25.00	11/23/2022
Gabriela A	2,700 TEU capacity Containership	38,121	2005	Germany	$25.75	11/30/2022
2024 Acquisitions
Raphaela	1,850 TEU capacity Containership	26,811	2008	Turkey	$16.49	10/03/2024

The acquisitions performed during 2022 were financed using a mix of cash from operations and the net cash proceeds from financing transactions, as further discussed under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”, while the acquisitions performed during 2024 were financed in their entirety with cash on hand.

Vessel Disposals

During the year ended December 31, 2023 and 2024, we sold a number of our older vessels as listed below:

Dry Bulk Carriers
2023 Disposals
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Sale Price (in million)	Delivery Date
Magic Phoenix	Panamax	76,636	2008	Japan	$14.0	11/27/2023
Magic Argo	Kamsarmax	82,338	2009	Japan	$15.75	12/14/2023
Magic Twilight	Kamsarmax	80,283	2010	S. Korea	$17.5	07/20/2023
Magic Rainbow	Panamax	73,593	2007	China	$12.6	04/18/2023
Magic Sun	Panamax	75,311	2001	S. Korea	$6.55	11/14/2023
2024 Disposals
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Sale Price (in million)	Delivery Date
Magic Moon	Panamax	76,602	2005	Japan	$11.8	01/16/2024
Magic Orion	Capesize	180,200	2006	Japan	$17.4	03/22/2024
Magic Venus	Kamsarmax	83,416	2010	Japan	$17.5	05/10/2024
Magic Nova	Panamax	78,833	2010	Japan	$16.1	03/11/2024
Magic Horizon	Panamax	76,619	2010	Japan	$15.8	05/28/2024
Magic Vela	Panamax	75,003	2011	China	$16.4	05/23/2024
Magic Nebula	Kamsarmax	80,281	2010	Korea	$16.2	04/18/2024

In addition, on November 13, 2024, we entered into an agreement with an unaffiliated third party for the sale of the M/V Ariana A for a gross sale price of $16.5 million and on December 4, 2024, we entered into an agreement with an unaffiliated third party for the sale of the M/V Gabriela A for a gross sale price of $19.3 million.

Further, on January 22, 2025, and May 7, 2025, we completed the previously announced sales of the M/V Ariana A and M/V Gabriela A, respectively, by delivering the vessels to their new owners and on March 6, 2025 and March 11, 2025, entered into two separate agreements with entities beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse and M/V Magic Callisto for a gross sale price of $13.5 million and $14.5 million, respectively. The M/V Magic Eclipse was delivered to its new owners on March 24, 2025 and the M/V Magic Callisto on April 28, 2025. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Vessel Disposals and Acquisitions.”

Chartering of our Fleet

We actively market our vessels, in the short, medium and long-term period time charter markets in order to secure optimal employment in the shipping markets in which our vessels actively participate and our commercial strategy focuses on deploying our fleet in both the spot (mainly via index-linked time charter contracts) and period markets according to our assessment of market conditions. We utilize and expect to continue to utilize various types of employment for our vessels and adjust the mix of charter types to take advantage of the relatively stable cash flows and high utilization rates associated with fixed rate period time charters or to profit from attractive spot trip or index-linked charter rates during periods of strong charter market conditions.

Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot /index-linked market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the dry bulk and containership markets. Downturns in the shipping markets in which our vessels participate, would result in a reduction in profit margins and could lead to losses.

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

Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. We have also recently engaged in time charter contracts with a minimum period, with owners/charterers option to terminate the charter with three months’ written notice to the other party thereafter. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We typically enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under our time charter contracts, whereby our vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts. As of December 31, 2024, all of our dry-bulk vessels are currently fixed on period charter contracts, with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for us to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum duration of the charter contract, according to the average of the Freight Forward Agreement forward curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversions clause of our dry bulk fleet provide flexibility and allow us to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cashflow when the rate has been converted to fixed over a certain period. We also fix, from time to time, a number of our dry bulk vessels on spot time charter trips. Our three containership vessels are currently employed under period time charter contracts.

For further information on our charters and charter terms, please refer to “Management’s Discussion and Analysis of Financial Condition and Operating Results—Hire Rates and the Cyclical Nature of the Industry” and Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Management of our Shipping Business

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of the Company’s vessel sale and purchase transactions, undertaking related shipping projects, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. Castor Ships may choose to subcontract these services to other parties at its discretion.

In exchange for the above management services Castor Ships charges and collects (i) following an inflation-based adjustment effective July 1, 2024, a (A) flat quarterly management fee in the amount of $0.82 million for the management and administration of our business and (B) daily fee of $1,017 per vessel for the provision of ship management services to our vessels under separate Ship Management Agreements entered into by our ship-owning subsidiaries (as defined in Item 7. Major Shareholder and Related Party Transactions), (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels, on all gross income received by our shipowning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income and (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.

As of May 9, 2025, Castor Ships performs the commercial and the technical management of our entire fleet. For any vessels for which Castor Ships has sub-contracted some aspects of the  management services, Castor Ships pays, at its own expense, a fee for such services, without burdening the Company with any additional costs.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Notes 1 and 4 to our consolidated financial statements included elsewhere in this Annual Report.

Asset Management Segment

Our asset management segment is comprised of the activities of our subsidiary MPC Capital, an internationally active manager and provider of services for investment projects in maritime and energy infrastructure, which was originally founded in 1994 and that we acquired on December 16, 2024, together with its subsidiaries. With 155 employees mainly based in Germany (as of December 31, 2024), MPC Capital’s activities comprise its investment business, its shipping management service business and its energy infrastructure management service business. MPC Capital specializes in the asset segments of maritime (in particular commercial maritime transport and offshore maritime services) and energy infrastructure (specifically and renewable power generation and storage, but also sustainable residential real estate developments).

Investment business

The main activity of the investment business consists in making of minority investments in entities engaged in the maritime and energy infrastructure areas, structuring the related investment alongside third party professional institutional investors that it seeks out (typically including insurance companies, pension funds, hedge funds, private equity investors and family offices) through special purpose vehicles formed to hold the relevant assets. The asset composition and the governance of each such investment is tailored to investor requirements in terms of specific risk-return profiles, regulatory requirements, and other factors such as sustainability objectives. MPC Capital takes the lead in structuring these investments and typically makes a minority investment in the ventures. MPC Capital, through its subsidiaries and joint ventures, also provides comprehensive management and operational services with respect to the assets held by such investments through its shipping management business or its energy infrastructure management business, as applicable, as described further below. In the investment business, we generate revenue through fees for structuring the investment, acquiring assets or disposing assets and income from our equity investments.

MPC Capital provides management services to, among others, the Oslo-listed companies MPC Container Ships ASA (“MPCC”) and MPC Energy Solutions N.V. (“MPCES”), in which it retains an equity stake following their listing. MPC Capital’s investments also include MPC Caribbean Clean Energy Limited (“CCEF”).

MPCC is a prominent player in the global feeder container shipping industry. Our strategic equity investment in MPCC approximates 14% of MPCC’s outstanding share capital as of December 31, 2024. We have significant influence over MPCC despite holding less than 20 % of the outstanding voting stock due to our representation on the board of directors, which is based on our contractual right to appoint a certain number of board members, and our participation in policy-making processes. We provide MPCC with ship management services as described further below under “—Shipping management business”, as well as corporate management services.

MPCES is a provider of sustainable energy, primarily focusing on low-carbon energy infrastructure. MPCES is involved in the full project lifecycle of renewable solutions, focusing on Latin America and the Caribbean region. MPCES is a Dutch company based in Amsterdam and listed on the Oslo Stock Exchange. As of December 31, 2024 we hold 20% of MPCES share capital. We provide MPCES with asset management services, as described further below under “—Energy infrastructure management business”, as well as corporate management services.

CCEF is a company investing in operational renewable energy assets with a focus on Latin America and the Caribbean region. As of December 31, 2024 we hold 22% of CCEF share capital. We provide certain asset management services to CCEF through our energy infrastructure management business. For further information, see “—Energy infrastructure management business”.

Shipping management business

MPC Capital and its subsidiaries and joint ventures provide shipping management services to certain of the companies in which we hold minority investments. These services are also provided to certain third-party clients in which we do not hold equity interests. The business activities in the shipping management business comprise commercial ship management, technical ship management, as well as other maritime services (e.g., vessel IT and performance management).

Commercial management for container and tanker vessels is provided through our wholly owned subsidiaries Harper Petersen & Co. GmbH & Co. KG and Harper Petersen Albis GmbH & Co. KG.

Technical ship management and other maritime services are provided by joint ventures in which MPC Capital is a 50% shareholder, namely Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, Barber Ship Management Germany GmbH & Co. KG, and Waterway IT Solutions GmbH & Co. KG. These entities are not controlled by MPC Capital, nor by any other shareholder.

In our shipping management business, we receive: (i) management fees in return for our asset management services, and (ii) one-off and performance-based transaction fees in connection with the acquisition or disposition of assets. The level of management fees primarily reflects the volume of assets under management.

Energy infrastructure management business

MPC Capital and its subsidiaries provide various management services to the energy infrastructure companies in which we hold minority investments. Our focus is currently on renewable energy infrastructure and maritime infrastructure servicing energy infrastructure, and in particular projects associated with the energy transition (including solar and onshore wind projects) and decarbonization. In these areas, we manage the development of infrastructure projects (by contracting with construction companies, suppliers, and other third parties), their financing and we provide ongoing asset management services.

In 2024, MPC Capital entered the market for offshore service vessels. The first project consists in the construction of up to six offshore survey and service vessels (OSSV). The total investment in these ships is up to €130 million (approximately $135.4 million), with an equity commitment by MPC Capital of €4 million, and they have an expected delivery schedule between 2026 and 2028. The OSSVs will primarily be deployed in offshore wind farms in the North Sea and Baltic Sea. Their technical specifications make them suitable for a wide range of applications throughout the life cycle of offshore wind farms as well as on other offshore assignments. The vessels will be equipped with propulsion technology that enables carbon-neutral operation and therefore meets the highest ESG standards. We have partnered with O.S. Energy, a German specialist in offshore projects and services, for the development and operation of the project. O.S. Energy will be involved in the day-to-day operation of the vessel and MPC Capital will provide asset management services to the project, overseeing the day-to-day operational management.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, European Union, other state and international regulations and standards. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition, and operating results.

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

The Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding emissions of sulfur dioxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m  (fuel and emissions) sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships not equipped with exhaust gas cleaning systems were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this Annual Report, our vessels are not equipped with scrubbers and have transitioned to burning IMO compliant fuels.

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

Amended Annex VI also establishes new tiers of more stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some respects stricter) emissions standards in 2010. Currently, all of our vessels, are built prior to 2016 and therefore they are not affected by Tier III requirements from an operational perspective. While our vessels are currently in compliance with Tier I or II NOx standards, we may acquire additional vessels that are not in compliance with such regulations of which may cause us to us incur additional capital expenses and/or other compliance costs.

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

At the 82nd session of MEPC 82 (September 30- October 4, 2024), the IMO designated three further Emission Control Areas (ECAs) - the Mediterranean Sea, the Canadian Arctic and the Norwegian Sea. This ECA will fall under MARPOL Annex VI Regulations 13 (Nitrogen Oxides) and 14 (Sulphur Oxides and Particulate Matter). The ECA will apply to a marine diesel engine that is installed on a ship constructed on or after the following dates and in compliance with tier III standards:

•	Mediterranean Sea: constructed on or after March 1, 2026 and is operating in the Mediterranean Sea Emission Control Area.
•	Norwegian Sea: constructed on or after March 1, 2026 and is operating in the Norwegian Sea Emission Control Area. For the Norwegian Sea Emission Control Area.
•	Canadian Arctic: ship is constructed on or after March 1, 2026 and is operating in the Canadian Arctic Emission Control Area.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 approved draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. Additionally, from January 1, 2023, ships subject to the Carbon Intensity Indicator (CII) rating must develop a SEEMP Part III, which includes the CII calculation methodology, required CII values over the next three years, an implementation plan for achieving the required CII, and procedures for self-evaluation and improvement.

In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to its latest announcement, IMO plans to initiate measures to reduce carbon intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. The 2023 IMO Strategy on Reduction of GHG Emissions from Ships includes an enhanced ambition to reach net-zero GHG emissions from international shipping by or around 2050. Additionally, the strategy aims for at least 5%, striving for 10%, of the energy used by international shipping to come from zero or near-zero GHG emission technologies, fuels, and/or energy sources by 2030. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have high future environmental compliance costs with untested technology.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated E for three consecutive years would have to submit a corrective action plan to show how the required index (D or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed for 2023, with the first rating given in 2024. Additionally, ships subject to the Carbon Intensity Indicator (CII) rating must develop a SEEMP Part III, which includes the CII calculation methodology, required CII values over the next three years, an implementation plan for achieving the required CII, and procedures for self-evaluation and improvement. We are also required to comply with requirements relating to new European Union Emissions Trading Scheme (“EU ETS”) regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024, with an implementation scheme of 40% of emissions, followed by 70% of emissions in 2025 and ending in 2026 with 100% of the emissions produced by these voyages.

We may incur costs to comply with these revised standards including the introduction of new emissions software platform applications which will enable continuous monitoring of CIIs as well as automatic generation of CII reports, amendment of SEEMP part II and part III plans and adoption and implementation of ISO 500001 procedures. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, cash flows, financial condition, and operating results.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. As of January 1, 2021, IMO Resolution MSC.428(98) requires that cybersecurity risks be managed as part of a ship’s Safety Management System (SMS). This includes addressing vulnerabilities in both IT and operational technology (OT) systems. Additionally, the United States Coast Guard has implemented minimum cybersecurity requirements to help detect risks and respond to and recover from cybersecurity incidents. Companies are required to develop additional procedures for monitoring cybersecurity, which could necessitate additional expenses and/or capital expenditures. Regular risk assessments, crew training, and incident response planning are also essential components of effective cybersecurity management.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Significant costs may be incurred to comply with these regulations. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. As of December 31, 2022 and 2023, we had made $2.6 million and $0.1 million in capital expenditures relating to the installation of BWTS on our vessels.  For further information on these installations, see “A. History and Development of the Company—Vessel Capital Expenditures.”

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, our vessels were ISM Code certified either through Castor Ships, acting as the DOC holder for the vessels it operates directly, or through any subcontracted technical managers, who serve as the DOC holders for the vessels under their management. All technical managers have obtained the documents of compliance in order to operate the vessels in accordance with the ISM Code and all other international and regional requirements that are applicable to our vessels. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations. In 2023 the BSSE issued a final Well Control Rule which revises or rescinds certain modifications that were made in the 2019 rule. The effects of these proposals and changes are currently unknown. On January 27, 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. On April 18, 2022 the Bureau of Land Management resumed oil and gas leasing on a much reduced basis and, in September 2023, a record low of just three offshore lease sales over the next five years were unveiled. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. On January 6, 2025, the Biden administration issued an executive order prohibiting new oil and gas leases in offshore areas more than three miles from the US coast, and President Trump issued an executive order on January 20, 2025 seeking to revoke it; both actions are currently the subject of legal challenges. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.

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

The EPA and the USCG have also enacted specific rules relating to ballast water discharges, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of standards. The EPA issued these new VIDA vessel performance standards on November 8, 2024,  and the USCG has until October, 2026 to developed implementation, compliance and enforcement regulations. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of additional ballast water treatment equipment on our vessels which have not already installed this equipment or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures or may otherwise have to restrict certain of our vessels from entering U.S. waters.

California Air Resources Board (CARB) regulation

The California Air Resources Board shore power regulation for reducing emissions from diesel auxiliary engines on ships while at-berth  applies to all container vessels visiting California ports from January 1, 2023. Effective January 1, 2025, tanker vessels visiting  terminals at the Port of Los Angeles or Port of Long Beach must also be equipped with shore power supply. By January 1, 2027, all tanker vessels visiting any California regulated terminal must comply with this requirement.

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

As of May 1, 2025, the Mediterranean Sea will effectively become an Emission Control Area (ECA) for sulphur oxides (SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (EGCS) ensuring an equivalent SOx emission level. That means that the fuel that will be used in the Mediterranean Sea will become more expensive, which may influence the net revenue of our vessels.

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

By September 2025, shipping companies will have to surrender emission allowances (EUAs) based on their verified emissions as quantified as per Regulation (EU) 2015/757 (Monitoring, Reporting and Verification of CO2 emissions from maritime transport, MRV).

In addition, the European Union's Fuel EU Maritime Regulation 2023/1805, which came into force on January 1, 2025, aims to reduce the carbon intensity of fuels used by ships operating in EU waters. Under this regulation, shipping companies are required to progressively reduce the carbon intensity of the fuels they use, with specific targets set for different years. By 2030, ships will need to achieve a 40% reduction in carbon intensity compared to 2020 levels, with further reductions by 2040 and 2050. This will impact shipping companies by requiring them to adopt cleaner fuels, invest in new technologies, or implement operational measures to meet the regulations. Compliance may involve additional costs related to fuel procurement, retrofitting vessels, or adopting new carbon-reducing technologies, significantly influencing operational strategies and fuel management practices.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect greenhouse gas emissions and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but the Trump administration withdrew from the Paris Agreement effective November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021. On January 20, 2025, U.S. President Trump signed an Executive Order seeking, again, to withdraw the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including: (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieving the overall ambition. The MEPC 76 adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, in line with the targets established in the 2018 Initial IMO Strategy for Reducing GHG Emissions from Ships and provide important building blocks for future GHG reduction measures. The new measures will require all ships to calculate their EEXI following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (CII) and CII rating. Carbon intensity links the GHG emissions to the transport work of ships. These regulations could cause us to incur additional substantial expenses. In July 2023, at MEPC 80, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which includes enhanced targets to tackle harmful emissions. The revised strategy aims to reach net-zero GHG emissions from international shipping by or around 2050. It also includes a commitment to ensure an uptake of alternative zero and near-zero GHG fuels by 2030, with specific check-points for 2030 and 2040.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, U.S. President Trump sought to eliminate elements of the EPA’s plan to cut greenhouse gas emissions and rolled back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, the Biden administration directed the EPA to publish a rules suspending, revising, or rescinding certain of these regulations. On January 20, 2025, the Trump administration issued Executive Order 14154 directing a review of the legality and applicability of EPA’s greenhouse gas endangerment finding. The EPA or individual U.S. states could enact additional environmental regulations that would affect our operations.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. There are 13 P&I Associations that comprise the “International Group”, a group of P&I Associations that insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

With regards to our asset management segment, we concentrate our activities mainly in Germany (though the assets we manage are in various geographic areas) with the aim to be one of the leading independent asset managers and operational service providers for projects in the maritime and energy infrastructure segments. As such, we are in competition with other providers of investment and operational services. As a result of focusing our sales activities to international institutional investors, family offices and other third-party clients for our service business, the field of competitors now includes similar international companies.

If we are not successful in establishing ourselves among our co-investors and customers, offering the investments and services that our target groups expect, or consistently generating income, our business, results of operations and financial condition may be adversely affected. In addition, increased competition, including competition leading to fee reductions on existing or new business, may cause our investments and assets under management, revenue and earnings to decline. We counter this risk by concentrating our investments and services in the markets in which we  have particular competences.

Regulatory framework for the asset management business

MPC Capital operates in the ship management and the energy infrastructure management industries. MPC Capital’s activities are subject to a large number of laws and regulations in different jurisdictions that apply to such business activities, including, but not limited to, anti-money laundering laws, data protection laws with respect to client and other information, health and safety, labor, and permissions and licenses infrastructure . The assets managed by MPC Capital and its subsidiaries and joint ventures are, in turn, subject to a number of laws and regulations, including the laws and regulations described above under “Environmental and Other Regulations in the Shipping Industry”, laws and regulations relating to the operation of energy infrastructure, and the generation and trading of energy.

MPC Capital is a German company and most of its subsidiaries are German companies, as such subject to German company law and other applicable laws. In connection with certain of its investment business activities, MPC Capital works with external service providers to meet regulatory requirements (e.g., in relation to compliance with the European Union's Alternative Investment Fund Managers Directive).

Failure to comply with any of the foregoing rules and regulations could restrict our ability to conduct certain activities or expose us to liability and/or reputational damage. Additional legislation, increasing global regulatory oversight of fundraising and investment activities, or changes in the laws or rules, or interpretation or enforcement of existing laws and rules, either in the European Union or elsewhere, may directly affect our operations and profitability.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate, such as the Document of Compliance required to perform technical ship management. We are also required to obtain permissions and licenses to develop energy infrastructure and technically manage and operate vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

MPC Capital holds a license for the distribution and brokerage of financial investment pursuant to Sec. 34f, Paragraph. 1, Sentence 1, No. 1–3 of the German Trade Regulation Act (GewO). It is authorized to distribute and broker interests in German open-ended or closed-ended investment funds, open-ended or closed-ended EU investment funds, and foreign open-ended or closed-ended investment funds that are permitted for distribution under the German Capital Investment Code (KAGB). The license also extends to asset investments within the meaning of Sec. 1, Paragraph. 2 of the German Asset Investment Act (VermAnlG), investment brokerage as defined in Sec. 1, Paragraph. 1a, Sentence 2, No. 1 of the German Banking Act (KWG), and investment advice as defined in Sec. 1, Paragraph 1a, Sentence 2, No. 1a German Banking Act (KWG).

To ensure compliance with certain other regulatory requirements, MPC Capital works with external service providers (e.g., in relation to compliance with the European Union's Alternative Investment Fund Managers Directive).

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

The limited seasonality of the asset management business is primarily attributable to commercial management commissions related to shipping services and the minority interests held in shipping companies, which themselves may be subject to the seasonal nature of the shipping industry.

C.	ORGANIZATIONAL STRUCTURE

We were incorporated in the Republic of the Marshall Islands in September 2017, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this Annual Report.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own no material tangible fixed assets other than our vessels. For a description of our fleet, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides a review of the performance of our operations and compares our performance with that of the preceding year. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise.

For a discussion of our results for the year ended December 31, 2023, compared to the year ended December 31, 2022, please see “—A. Operating Results – Year ended December 31, 2023 as compared to year ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 29, 2024.

On March 7, 2023, we distributed on a pro rata basis all common shares of Toro received in connection with the Spin-Off to our holders of common stock of record at the close of business on February 22, 2023. As a result, as of and from March 7, 2023, our business was comprised of two reportable segments, Dry bulk and Containerships. For more information, please see Item 4. Information on the Company—A. History and Development of the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Notes 1 and 3 to our consolidated financial statements included elsewhere in this Annual Report. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments and assets and liabilities that were part of the Spin-Off are reported as discontinued operations for all periods presented.

On December 16, 2024, we completed the MPC Acquisition of 26,116,378 shares of common stock of MPC Capital from MPC Holding, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (or approximately $192.0 million), excluding transaction related costs. For more information, please see Item 4. Information on the Company—A. History and Development of the Company” and Note 8 to our consolidated financial statements included elsewhere in this Annual Report.

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

Business Overview and Fleet Information

Following the acquisition of MPC Capital on December 16, 2024, we determined that as of December 31, 2024, we operated in three reportable segments, from two segments that operated as of December 31, 2023: (i) the dry bulk segment (ii) the containership segment and (iii) the asset management segment. These reportable segments reflect our internal organization and the way our chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment (where applicable), control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, chartering strategies, prioritizing fleet expansion or disposals (where applicable), and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling differs in important respects.. MPC Capital provides asset management services and it does not have similar business and economic characteristics to the other two segments. We do not disclose geographic information relating to our segments because when we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For the asset management disclosure of geographic information refer to Note 19 included in this Annual Report.

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

-
Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container segments, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs;

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

-	The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-	Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-	The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases and governmental responses thereto; and

-	The acquisition of our majority owned subsidiary MPC Capital, whose results affected our consolidated statement of comprehensive income for the period December 16, 2024 to December 31, 2024.

-
The performance of the listed equity securities in which the Company currently has investments, which is subject to market risk and price volatility, and may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in this Annual Report and “Risk Factors” herein.

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

Our vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability and foreseeability. Our time charter revenues for the year ended December 31, 2024, consisted of hire earned under time charter contracts, where charterers pay a fixed or index-linked daily hire, and other compensation costs related to the contracts (such as ballast positioning compensation, holds cleaning compensation, etc.). For further details on these arrangements, refer to “Item 4. Information on the Company—A. Business Overview—Chartering of our Fleet.”

Our future gross revenues may be affected by our commercial strategy including the decisions regarding the mix of different vessel types in our fleet and the employment mix of our fleet including among the spot market and time charters. See Note 25 to our consolidated financial statements included elsewhere in this Annual Report for further details regarding segment revenues. Year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the Daily TCE Rate provides a more accurate measure for comparison and such measure is one of the metrics used by our management to assess the performance of our business and segments. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure). Refer to “—Important Measures and Definitions for Analyzing Results of Operations” for its description and a reconciliation to its most directly comparable GAAP measure, total vessel revenue.

The Dry Bulk Industry

The Baltic Dry Index (“BDI”) is a shipping freight-cost index used as a benchmark in the dry bulk industry. The BDI as at December 22, 2023, and December 24, 2024 was 2,094 points and 997 points, respectively, and the BDI recorded an annual high of 2,419 points on March 18, 2024 and a low of 976 points on December 19,2024. As of March 31, 2025, the BDI stood at 1,598 points. China ending its “zero COVID” policy during 2023 did not result in increased demand of raw materials. In addition, port congestion eased at the majority of ports around the world and docking repairs and crew changes resumed to pre-pandemic levels. The global dry cargo fleet deadweight carrying capacity for 2024 increased by approximately 3.1%, which is a lower rate of increase relative to the substantial increases observed during the early 2000s and mid-2010s. Global seaborne trade of dry bulk commodities increased by approximately 4%. The volatility in charter rates in the dry bulk market affects the value of dry bulk vessels, which follows the trends of dry bulk charter rates, and similarly affects our earnings, cash flows and liquidity

The Containership Industry

Container shipping markets reached their highest levels outside of the Covid era in 2024, following a market deterioration that took place in 2023. The improvement in the freight and charter rates  was significant, despite a 10.1% increase in the deadweight carrying capacity of the world container fleet during 2024. This continued the upward trend in fleet capacity, following an 8% increase in the deadweight carrying capacity experienced in 2023. Demand for seaborne container trade in 2024 saw a significant increase from 2023, increasing by about 17% to 10,110 in billion-tonne miles in 2024 from 8,639 in billion tonne miles in 2023. The container freight markets have strengthened since late December 2023 due to the rerouting of vessels away from the Red Sea and Gulf of Aden, which had a major impact as vessels that were trading on East-West routes are now completing their trades via longer alternative routes (through the Cape of Good Hope). This caused an average increase in distances of about 12% in 2024 compared to 2023. Nevertheless, a potential return to Red Sea transits for containerships could exert downward pressure on both freight and charter rates. Another factor that may lead to uncertainty is the potential escalation of tariffs, which could result in the rerouting of cargoes.

Asset Management Industry

Through our majority-owned subsidiary, MPC Capital, which we acquired on December 16, 2024, we receive management fees in return for managing assets in the shipping and energy infrastructure segments. The level of these management fees primarily reflects the volume of assets under management. In the shipping sector, these fees mainly relate to commercial ship management (commission income on charter revenues), technical ship management (flat rate management fees) and other services (flat rate management fees). Management fees for technical ship management and other services are provided by joint ventures in which MPC Capital is a 50% shareholder. Companies in which MPC Capital is a 50% shareholder are accounted for using the equity method. In the energy sector, management fees include asset management fees (flat rate management fees). In addition, we may receive one-off and, to some extent, performance-related transaction fees on the acquisition and sale of assets, which are primarily linked to the value of the assets acquired or sold. We generate other operating income or income from equity investments through co-investments.

The principal factors impacting the business of our asset management segment and its results of operations and financial condition include the following:

-	Market conditions and economic volatility – Fluctuations in global or regional economic environments may impact investor sentiment, asset valuations, and fundraising efforts.
-
Ability to identify and develop new investment projects – Limited access to attractive investment opportunities, delays or deficiencies in project, or lack of resources may hinder portfolio expansion and revenue growth.

-	Ability to raise third party equity capital – Challenges in securing funding due to market dynamics, performance history, or competition may limit project execution and growth.
-	Credit market conditions – Access to debt financing may be constrained by tightening credit, rising interest rates, or lender risk aversion.
-	Performance of our investments – Underperformance relative to benchmarks or competitors can affect our reputation and track record, impacting investor confidence and hinder future fundraising.
-
Co-investment exposure – As we routinely make minority investments, their performance may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period, impacting both profitability and our ability to reinvest. The performance of our minority equity investments in companies is subject to a broad range of risks, including economic and market risks, operational performance risk, governance risks, legal and regulatory risks and tax risks. This is in particular relevant for our co-investments in listed companies, whose share price is subject to market risk and price volatility.

-	Competition within the asset management industry – Increased competition for capital and investment opportunities may compress margins, break client relationships and impact scalability.
-	Regulatory and legal environment – Compliance with evolving regulations across jurisdictions may increase operational complexity and costs.

Employment and operation of our fleet

The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. Our customer base is currently and historically has been concentrated to a small number of charterers, in part due to the fact that we are a new entrant to the containership shipping industry. In particular, for the years ended December 31, 2024 and 2023, we derived 92% and 90%, respectively, of our dry bulk segment operating revenues from two and three charterers, respectively. Further, for the years ended December 31, 2024 and 2023, we derived 87% and 100% of our containership segment operating revenues from three and two charterers, respectively. See Note 1 to the consolidated financial statements included elsewhere in this Annual Report for further information regarding our charterer concentration.

The effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on-shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

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

For a breakdown of vessel revenues for the year ended December 31, 2024, please refer to Notes 3 and 19(a) to our consolidated financial statements included elsewhere in this Annual Report. For a description of time charters, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”

Revenues from services. The Company generates revenue from services through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services. For a breakdown of revenue from services for the year ended December 31, 2024, please refer to Note 19(b) to our consolidated financial statements included elsewhere in this Annual Report

The Company provides transaction-related services in connection with the acquisition, sale or development of assets such as vessels or renewable energy assets. These services are typically success-based and remunerated through transaction fees that are contingent upon the successful closing of the underlying transaction. Additionally, the Company provides asset management services, including commercial and technical ship management services. Commercial ship management services include activities such as chartering, voyage coordination, and related support services, while technical ship management services include vessel maintenance, repairs, and regulatory compliance services.

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

Cost of revenue from services. Cost of revenue from services comprise expenses for services purchased from third party providers and employee expenses which are directly attributable to the operating business activities.

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

The Daily TCE Rate (applicable only to dry bulk and containership segments) and EBITDA are non-GAAP measures used by management to assess the performance of our business and segments. The following tables reconcile the Daily TCE Rate and operational metrics of the Company on a consolidated basis and per operating segment for the year ended December 31, 2024, and their comparative information (where applicable), and our consolidated EBITDA to the most directly comparable GAAP measures for the periods presented (amounts in U.S. dollars, except for share data, utilization and days).

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated (continuing operations)

	Year Ended December 31,
	2023	2024
Total vessel revenues	$97,515,511	$65,069,003
Voyage expenses - including commissions to related party	(5,052,228)	(4,248,856)
TCE revenues	$92,463,283	$60,820,147
Available Days	7,483	4,626
Daily TCE Rate	$12,356	$13,147

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Year Ended December 31,
	2023	2024
Total vessel revenues	$82,996,018	$49,704,809
Voyage expenses - including commissions to related party	(4,425,879)	(3,142,501)
TCE revenues	$78,570,139	$46,562,308
Available Days	6,777	3,804
Daily TCE Rate	$11,594	$12,240

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

	Year Ended December 31,
	2023	2024
Total vessel revenues	$14,519,493	$15,364,194
Voyage expenses - including commissions to related party	(626,349)	(1,106,355)
TCE revenues	$13,893,144	$14,257,839
Available Days	706	822
Daily TCE Rate	$19,679	$17,345

Operational Metrics — Consolidated (continuing operations)

	Year Ended December 31,
	2023	2024
Daily vessel operating expenses	$5,583	$5,609
Ownership Days	7,507	4,669
Available Days	7,483	4,626
Operating Days	7,433	4,588
Fleet Utilization	99%	99%
Daily TCE Rate	$12,356	$13,147
EBITDA	$51,607,538	$29,679,564

Operational Metrics — Dry Bulk Segment

	Year Ended December 31,
	2023	2024
Daily vessel operating expenses	$5,441	$5,597
Ownership Days	6,777	3,847
Available Days	6,777	3,804
Operating Days	6,727	3,767
Fleet Utilization	99%	99%
Daily TCE Rate	$11,594	$12,240

Operational Metrics — Containership Segment

	Year Ended December 31,
	2023	2024
Daily vessel operating expenses	$6,900	$5,666
Ownership Days	730	822
Available Days	706	822
Operating Days	706	821
Fleet Utilization	99%	99%
Daily TCE Rate	$19,679	$17,345

Reconciliation of EBITDA to Net Income — Consolidated (continuing operations)

	Year Ended December 31,
	2023	2024
Net Income	$21,303,156	$15,304,934
Depreciation and amortization	22,076,831	15,037,006
Interest and finance costs, net (1)	8,049,757	(796,364)
Income taxes	177,794	133,988
EBITDA	$51,607,538	$29,679,564

(1)	Includes interest and finance costs and interest income, if any.

Consolidated Results of Operations

Year ended December 31, 2024, as compared to the year ended December 31, 2023

(In U.S. Dollars, except for number of share data)	Year ended December 31, 2023	Year ended December 31, 2024	Change- amount	Change %
Time charter revenues	$97,515,511	$65,069,003	$32,446,508	33.3%
Total vessel revenues	97,515,511	65,069,003	32,446,508	33.3%
Revenue from services (including revenue from related parties)	-	1,174,376	1,174,376	100%
Total revenues	97,515,511	66,243,379	(31,272,132)	32.1%

Expenses:
Voyage expenses (including commissions to related party)	(5,052,228)	(4,248,856)	803,372	15.9%
Vessel operating expenses	(41,913,628)	(26,188,773)	15,724,855	37.5%
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)	—	(1,117,476)	1,117,476	100%
Management fees to related parties	(7,167,397)	(4,808,602)	2,358,795	32.9%
Depreciation and amortization	(22,076,831)	(15,037,006)	7,039,825	31.9%
Loss on vessels held for sale	—	(3,629,521)	3,629,521	100%
Provision for doubtful accounts	—	(4,823)	4,823	100%
General and administrative expenses (including costs from related party)	(5,681,371)	(13,343,878)	7,662,507	134.9%
Net gain on sale of vessels	6,383,858	19,298,394	12,914,536	202.3%
Gain from a claim	—	1,418,096	1,418,096	100%

Other operating income
Net gain on disposal	—	158,440	158,440	100%
Net gain from equity method investments measured at fair value	—	2,687,236	2,687,236	100%

Operating income	$22,007,914	$21,426,610	$581,304	2.6%
Interest and finance costs, net	(8,049,757)	796,364	8,846,121	109.9%
Other income / (expenses) (1)	7,522,793	(6,784,052)	14,306,845	190.2%
Income taxes	(177,794)	(133,988)	43,806	24.6%
Net income from continuing operations, net of taxes	$21,303,156	$15,304,934	$5,998,222	28.2%
Net income from discontinued operations, net of taxes	$17,339,332	$—	$17,339,332	100.0%
Net income	$38,642,488	$15,304,934	$23,337,554	60.4%

(1)	Includes aggregated amounts for foreign exchange losses / (gains), unrealized gains from equity securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues decreased to $65.1 million in the year ended December 31, 2024 from $97.5 million in the same period of 2023. The decrease was driven by the decrease in our Available Days from 7,483 days in the year ended December 31, 2024, to 4,626 days in the year ended December 31, 2024, following the sale of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023, (v) M/V Magic Argo on December 14, 2023, (vi) M/V Magic Moon on January 16, 2024, (vii) M/V Magic Orion on March 22, 2024, (viii) M/V Magic Nova on March 11, 2024, (ix) M/V Magic Nebula on April 18, 2024, (x) M/V Magic Venus on May 10, 2024, (xi) M/V Magic Vela on May 23, 2024, and (xii) M/V Magic Horizon on May 28, 2024, as partially offset by the acquisitions of M/V Magic Celeste on August 16, 2024, the M/V Magic Ariel on October 9, 2024 and the M/V Raphaela on October 3, 2024 and the decrease in the prevailing charter rates of our container vessels. This decrease was partially offset by the increase in the prevailing charter rates of our dry bulk vessels. During the year ended December 31, 2024, our Fleet earned on average a Daily TCE Rate of $13,147, compared to an average Daily TCE Rate of $12,356 earned during the same period in 2023.  Daily TCE Rate is not a recognized measure under U.S. GAAP.

Revenue from services –Service revenue is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services Service revenues amounted to $1,174,376 for the year ended December 31, 2024 and relates to revenue earned from our newly acquired subsidiary MPC Capital for the period from December 16, 2024 (the date on which the MPC Capital Acquisition was consummated) to December 31, 2024.

Cost of revenue from services– Cost of revenue from services comprise expenses for purchased services and employee expenses. This amounted to $1,117,476 as of December 31, 2024 and relates to cost of revenue from our newly acquired subsidiary MPC Capital.

Voyage expenses – Voyage expenses decreased by $0.8 million, to $4.2 million in the year ended December 31, 2024, from $5.0 million in the corresponding period of 2023. This decrease in voyage expenses is mainly associated with the decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above and the decrease in the overall bunkers consumption of our Fleet, offset by increased port and other expenses.

Vessel operating expenses – The decrease in operating expenses by $15.7 million to $26.2 million in the year ended December 31, 2024, from $41.9 million in the same period of 2023 mainly reflects the decrease in the Ownership Days of our Fleet to 4,669 days in the year ended December 31, 2024, from 7,507 days in the same period in 2023.

Management fees – Management fees in the year ended December 31, 2024, amounted to $4.8 million, whereas, in the same period of 2023, management fees totaled $7.2 million. This decrease in management fees is due to the decrease in the total number of Ownership Days following the sale of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement (i) effected on July 1, 2023, from $925 per vessel per day to $986 per vessel per day and (ii) effected on July 1, 2024, from $986 per vessel per day to $1,017 per vessel per day.  For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services.”

Depreciation and amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property and equipment depreciation and intangible assets amortization. Depreciation expenses decreased to $13.6 million in the year ended December 31, 2024, from $19.9 million in the same period of 2023. The decrease by $6.3 million reflects mainly the decrease in the Ownership Days of our Fleet following the sale of dry bulk vessels discussed above. Dry-dock and special survey amortization charges amounted to $1.4 million for the year ended December 31, 2024, compared to a charge of $2.2 million in the respective period of 2023. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days to 1,228 days in the year ended December 31, 2024, from 2,361 days in the year ended December 31, 2023, mainly as a result of the sale of vessels mentioned above. Further to the above, depreciation and amortization expenses for our asset management segment amounted to $0.1 million in the December 16, 2024 to December 31, 2024 period, comprising of property and equipment depreciation and intangible assets amortization.

Loss on vessels held for sale - During the year ended December 31, 2024, we recorded a loss on vessels held for sale of $3.6 million, representing the expected loss from the sale of the containership vessel M/V Ariana A during the next twelve-month period. We did not record any loss on any vessels held for sale during the year ended December 31, 2023. During the year ended December 31, 2023, for the dry bulk vessels that were classified as vessels held for sale no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

General and administrative expenses – The increase in General and administrative expenses by $7.7 million, to $13.3 million in the year ended December 31, 2024, from $5.7 million in the same period of 2023 mainly reflects the increase in professional fees by $7.5 million, due to increased costs of $7.0 million related to the acquisition of MPC Capital and the increase in our administrative fees under the Amended and Restated Master Management Agreement by $0.2 million.

Net gain on sale of vessels - On January 16, 2024, we concluded the sale of the M/V Magic Moon, sold pursuant to an agreement dated November 10, 2023, for a cash consideration of $11.8 million. The sale resulted in net proceeds to the Company of $11.2 million and the Company recorded a net gain on the sale of $2.4 million. On March 11, 2024, we concluded the sale of the M/V Magic Nova, sold pursuant to an agreement dated January 19, 2024 for cash consideration of $16.1 million. The sale resulted in net proceeds to the Company of $15.9 million and the Company recorded a net gain on the sale of $4.1 million. On March 22, 2024, we concluded the sale of the M/V Magic Orion, sold pursuant to an agreement dated December 7, 2023 for cash consideration of $17.4 million. The sale resulted in net proceeds to the Company of $16.8 million and the Company recorded a net gain on the sale of $1.4 million. On April 18, 2024, we concluded the sale of the M/V Magic Nebula, sold pursuant to an agreement dated February 15, 2024 for cash consideration of $16.2 million. The sale resulted in net proceeds to the Company of $15.6 million and the Company recorded a net gain on the sale of $1.9 million. On May 10, 2024, we concluded the sale of the M/V Magic Venus, sold pursuant to an agreement dated December 21, 2023 for cash consideration of $17.5 million. The sale resulted in net proceeds to the Company of $17.2 million and the Company recorded a net gain on the sale of $3.2 million. On May 23, 2024, we concluded the sale of the M/V Magic Vela, sold pursuant to an agreement dated May 1, 2024 for cash consideration of $16.4 million. The sale resulted in net proceeds to the Company of $15.7 million and the Company recorded a net gain on the sale of $2.0 million. On May 28, 2024, we concluded the sale of the M/V Magic Horizon, sold pursuant to an agreement dated January 19, 2024 for cash consideration of $15.8 million. The sale resulted in net proceeds to the Company of $15.5 million and the Company recorded a net gain on the sale of $4.3 million. On April 18, 2023, we concluded the sale of the M/V Magic Rainbow which we sold, pursuant to an agreement dated March 13, 2023, for cash consideration of $12.6 million. The sale resulted in net proceeds to the Company of $12.0 million and the Company recorded a net gain on the sale of $3.2 million. On July 20, 2023, we concluded the sale of the M/V Magic Twilight, sold pursuant to an agreement dated June 2, 2023 for cash consideration of $17.5 million. The sale resulted in net proceeds to the Company of $16.7 million and the Company recorded a net gain on the sale of $3.2 million. On November 14, 2023, we concluded the sale of the M/V Magic Sun, sold pursuant to an agreement dated October 6, 2023 for cash consideration of $6.55 million. The sale resulted in net proceeds to the Company of $6.3 million and the Company recorded a net gain on the sale of $0.7 million. On November 27, 2023, we concluded the sale of the M/V Magic Phoenix, sold pursuant to an agreement dated October 16, 2023 for cash consideration of $14.0 million. The sale resulted in net proceeds to the Company of $13.3 million and the Company recorded a net loss on the sale of $3.3 million. On December 14, 2023, we concluded the sale of the M/V Magic Argo, sold pursuant to an agreement dated September 22, 2023 for cash consideration of $15.75 million. The sale resulted in net proceeds to the Company of $15.3 million and the Company recorded a net gain on the sale of $2.6 million. Please also refer to Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Gain from a claim – On May 28, 2024, the Company collected the amount of $1,411,356 (including the deposit amount of $1,395,000 and gross interest earned on the deposit) in connection with a claim related to the M/V Magic Moon. Following the provisions of ASC 450-30-25-1, the Company has recorded this gain in its financial statements for the year ended December 31, 2024. Please also refer to Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.

Net gain from Equity Method Investments – Income/(loss) from equity method investments for the year ended December 31, 2024, was $2,687,236 representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

Interest and finance costs, net – Interest and finance costs, net, amounted to $(0.8) million in the year ended December 31, 2024, whereas in the same period of 2023, they amounted to $8.0 million. The decrease by $8.8 million is mainly due to the decrease in our weighted average indebtedness from $116.2 million in the year ended December 31, 2023 to $70.3 million in the year ended December 31, 2024 as well as an increase in interest we earned from time and cash deposits due to increased interest rates and cash balances, and partially offset by an increase in the weighted average interest rate on our debt from 8.5% in the year ended December 31, 2023, to 8.7% in the year ended December 31, 2024.

Other income / (expenses)  – Other expenses in the year ended December 31, 2024 amounted to $6.8 million and mainly includes (i) a loss of $14.7 million from our investments in listed equity securities, set off by (ii) dividend income on equity securities of $6.7 million and (iii) dividend income of $1.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”). – Other income in the year ended December 31, 2023 amounted to $7.5 million and mainly includes (i) an unrealized gain of $5.1 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $1.3 million and (iii) dividend income of $1.2 million from our investment in the Toro Series A Preferred Shares.

Segment Results of Operations

Year ended December 31, 2024, as compared to the year ended December 31, 2023 —Dry Bulk Segment

(in U.S. Dollars)	Year ended December 31, 2023	Year ended December 31, 2024	Change- amount	Change %
Total vessel revenues	82,996,018	49,704,809	33,291,209	40.1%
Expenses:
Voyage expenses (including commissions to related party)	(4,425,879)	(3,142,501)	1,283,378	29.0%
Vessel operating expenses	(36,876,772)	(21,531,189)	15,345,583	41.6%
Management fees to related parties	(6,469,699)	(3,956,453)	2,513,246	38.8%
Depreciation and amortization	(16,689,989)	(9,593,639)	7,096,350	42.5%
Provision for doubtful accounts	—	(4,823)	4,823	100.0%
Net gain on sale of vessels	6,383,858	19,298,394	12,914,536	202.3%
Gain from a claim	—	1,418,096	1,418,096	100.0%
Segment operating income(1)	24,917,537	32,192,694	7,275,157	29.2%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues – Total vessel revenues for our dry bulk fleet decreased to $49.7 million in the year ended December 31, 2024 from $83.0 million in 2023. The decrease was driven by the decrease in our Available Days from 6,777 days in the year ended December 31, 2023, to 3,804 days in the year ended December 31, 2024, following the sale of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023, (v) M/V Magic Argo on December 14, 2023, (vi) M/V Magic Moon on January 16, 2024, and (vii) M/V Magic Orion on March 22, 2024, (viii) M/V Magic Nova on March 11, 2024, (ix) M/V Magic Nebula on April 18, 2024, (x) M/V Magic Venus on May 10, 2024, (xi) M/V Magic Vela on May 23, 2024, and (xii) M/V Magic Horizon on May 28, 2024, as partially offset by the acquisition of M/V Magic Celeste on August 16, 2024 and the M/V Magic Ariel on October 9, 2024. This decrease was partially offset by the increase in the prevailing charter rates of our dry bulk vessels. During the year ended December 31, 2024, our dry bulk fleet earned on average a Daily TCE Rate of $12,240 compared to an average Daily TCE Rate of $11,594 earned during the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP.

Voyage expenses – Voyage expenses decreased to $3.1 million in the year ended December 31, 2024, from $4.4 million in the corresponding period of 2023. This decrease in voyage expenses is mainly associated with the decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above and the decrease in the overall bunkers consumption, offset by increased port and other expenses.

Vessel operating expenses – The decrease in operating expenses for our dry bulk fleet by $15.4 million, to $21.5 million in the year ended December 31, 2024, from $36.9 million in the same period of 2023, mainly reflects the decrease in Ownership Days due to the sale of the vessels mentioned above.

Management fees – Management fees in the year ended December 31, 2024, amounted to $4.0 million, whereas, in the same period of 2023, management fees totaled $6.5 million. This decrease in management fees is due to a decrease in the total number of Ownership Days following the sale of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement (i) effected on July 1, 2023, from $925 per vessel per day to $986 per vessel per day and (ii) effected on July 1, 2024, from $986 per vessel per day to $1,017 per vessel per day.

Depreciation and amortization – Depreciation expenses for our dry bulk fleet in the year ended December 31, 2024 and 2023 amounted to $8.6 million and $14.8 million, respectively. The decrease reflects (i) the net decrease in the Ownership Days of our dry bulk segment days to 3,847 days in the year ended December 31, 2024, from 6,777 days in the same period in 2023, due to the sale and acquisition of vessels described above and (ii) the effect of classifying those vessels as “held for sale” on the date of the agreements for sale, as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock and special survey amortization charges decreased to $1.0 million in the year ended December 31, 2024, from $1.9 million in the same period of 2023. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days to 910 days in the year ended December 31, 2024, from 2,205 days in the year ended December 31, 2023, mainly as a result of the sale of vessels mentioned above.

Net gain on sale of vessels – Refer to discussion under ‘Consolidated Results of Operations- Gain on sale of vessels’ above for details on the sale of the M/V Magic Moon, M/V Magic Nova, M/V Magic Orion, M/V Magic Nebula, M/V Magic Venus, M/V Magic Vela and M/V Magic Horizon.

Gain from a claim – Refer to discussion under ‘Consolidated Results of Operations- Gain from a claim’.

Year ended December 31, 2024, as compared to year ended December 31, 2023— Containership Segment

	Year ended December 31, 2023	Year ended December 31, 2024	Change - amount	Change %
Total vessel revenues	14,519,493	15,364,194	844,701	5.8%
Expenses:
Voyage expenses (including commissions to related party)	(626,349)	(1,106,355)	480,006	76.6%
Vessel operating expenses	(5,036,856)	(4,657,584)	379,272	7.5%
Management fees to related parties	(697,698)	(852,149)	154,451	22.1%
Depreciation and amortization	(5,386,842)	(5,330,681)	56,161	1.0%
Loss on vessels held for sale	—	(3,629,521)	3,629,521	100.0%
Segment operating income	2,771,748	(212,096)	2,983,844	107.7%

Total vessel revenues – Total vessel revenues for our containership segment amounted to $15.4 million in the year ended December 31, 2024, as compared to $14.5 million in the same period of 2023. The increase was driven by the increase in our Available Days from 706 days in the year ended December 31, 2023, to 822 days in the year ended December 31, 2024, following the acquisition of the M/V Raphaela on October 3, 2024. This increase was partially offset by the decrease in the prevailing charter rates of our container vessels. During the year ended December 31, 2024, our containerships earned an average Daily TCE Rate of $17,341 compared to an average Daily TCE Rate of $19,679 earned in the same period of 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP.

Voyage expenses – Voyage expenses for our containership segment increased to $1.1 million in the year ended December 31, 2024, from $0.6million in the same period of 2023, mainly reflecting the increase in port and other expenses.

Vessel operating expenses – Operating expenses for our containership segment decreased to $4.7 million in the year ended December 31, 2024, from $5.0 million in the same period of 2023, mainly reflecting the decrease in repairs, spares and maintenance costs of our containership vessels.

Management fees – Management fees for our containership segment increased to $0.9 million in the year ended December 31, 2024, from $0.7 million in the same period of 2023 as a result of the increase in Ownership Days and the adjustment in management fees under the terms of the Amended and Restated Master Management Agreement.

Depreciation and amortization – Depreciation expenses for our containership segment decreased to $5.0 million in the year ended December 31, 2024, from $5.1 million in the same period in 2023 as a result of the effect of classifying the vessel M/V Ariana A as “held for sale” on the date of the agreement for sale, as depreciation was not recorded during the period in which this vessel was classified as held for sale, set off by the increase in the Ownership Days due to the acquisition of M/V Raphaela. Dry-dock amortization charges in the year ended December 31, 2024 and the same period of 2023 amounted to $0.4 million and $0.3 million, respectively. The increase by $0.1 million relates to the M/V Ariana A, which underwent its dry-dock and special survey from middle of April 2023 up to early May 2023.

Period ended December 31, 2024 – Asset Management Segment

We entered the asset management business on December 16, 2024 and, accordingly, no comparative financial information exists for the year ended December 31, 2023.

(In U.S. Dollars, except for number of share data)	December 16, 2024 - December 31, 2024 period

Service revenue	1,174,376
Expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	(1,117,476)
Depreciation and amortization	(112,686)

Other operating income
Net gain on dispositions of assets	158,440
Net gain from equity method investments	2,687,236
Segment operating income	$2,789,890

Revenue from services –Service revenue is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services. Service revenues amounted to $1,174,376 for the year ended December 31, 2024 and relates to revenue earned from our newly acquired subsidiary MPC Capital for the period from December 16, 2024 (the date on which the MPC Capital Acquisition was consummated) to December 31, 2024.

Cost of revenue from services– Cost of revenue from services comprise expenses for purchased services and employee expenses. This amounted to $1,117,476 for the December 16, 2024 to December 31, 2024 period and relates to cost of revenue from our newly acquired subsidiary MPC Capital following the consummation of the MPC Capital Acquisition on December 16, 2024.

Depreciation and amortization – Depreciation and amortization expenses for our asset management segment amounted to $0.1 million in the December 16, 2024 to December 31, 2024 period, comprising of property and equipment depreciation and intangible assets amortization.

Net gain from Equity Method Investments – Income/(loss) from equity method investments for the year ended December 31, 2024, was $2,687,236 representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

B.	LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from cash generated from operations, borrowings in debt transactions and equity offerings, to the extent available and permitted. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves to hedge against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the year ended December 31, 2024, our principal source of funds was (i) cash from operations, (ii) the net proceeds from the sale of our vessels as discussed above under “Item 4. —B. Business overview”, (iii) the incurrence of secured debt as discussed below under “—Our Borrowing Activities.” and (iv) the proceeds from the sale of preferred equity securities. In the previous years, we have also issued equity as a source of financing, as discussed below under “—Equity Transactions”. As of December 31, 2024 and December 31, 2023, we had cash and cash equivalents of $87.9 million and $111.4 million (which excludes $0 million and $9.5 million of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2024, we had a working capital surplus of $185.9 million as compared to a working capital surplus of $213.7 million as of December 31, 2023.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this Annual Report, will be sufficient to fund the operations of our business, meet our working capital and capital expenditures requirements and service the principal and interest on our existing debt for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series D Preferred Shares, when declared, repayments of outstanding debts, expenditures relating to the operation and maintenance of our vessels and entering into new co-investments. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required, and proceeds from equity offerings to the extent available and permitted.

As noted above, acquisitions may require, to the extent available and permitted, additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or the incurrence of additional indebtedness, both of which could lower our available cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may not be able to execute our shipping business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.”

For a discussion of our management agreements with our related-party managers and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Capital Expenditures

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance and expect to continue to finance with cash from operations, debt financing and equity issuances. As of December 31, 2024 and April 30, 2025, we did not have any commitments for capital expenditures related to vessel acquisitions.

Subsequent to December 31, 2024, MPC Capital acquired a 50% share in BestShip GmbH & Cie., KG from the Norwegian Wilhelmsen Group at the beginning of January 2025, following which BestShip GmbH & Cie. KG is operated as a 50/50 joint venture between MPC Capital and the Wilhelmsen Group.  BestShip provides IT-based assessments of vessels for improving energy efficiency and reducing emissions, and advises on how to realize vessel energy improvements. BestShip currently provides services for around 450 vessels.

A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract. Such events could have a material adverse effect on our business, financial condition, and operating results.

Equity Transactions

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares to Toro for aggregate consideration of $50.0 million in cash. On December 12, 2024, we agreed to issue an additional 50,000 Castor Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. These transactions and their terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transactions and their terms. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed description of this transaction and the Series D Preferred Shares. During 2023 and 2024, we paid $0.5 million and $2.5 million, respectively, in dividends to Toro in connection with the Series D Preferred Shares.

On April 22, 2024, the Company commenced a series of private  transactions to purchase all of its outstanding April 7 Warrants at a price of $0.105 per warrant. The April 7 Warrants were exercisable in the aggregate into 1,033,077 of the Company’s common shares, par value $0.001 per share (the “Warrant Shares”), at an exercise price per warrant share of $55.30. The number of Warrant Shares and the exercise price reflected adjustments as a result of the 1-for-10 reverse stock split discussed above. On May 31, 2024, the Company repurchased in the tender offer 10,080,770 Warrants, exercisable in the aggregate into 1,008,077 Common Shares for an aggregate cost of $1,058,481 excluding fees relating to the tender offer. Following the retirement and cancellation by the Company of the April 7 Warrants purchased pursuant to the tender offer, as of December 31, 2024, the April 7 Warrants that remain outstanding are exercisable in the aggregate into 25,000 Common Shares.

Our Borrowing Activities

During 2024, we used the proceeds from the sales of our vessels of $86.6 million to prepay all of our outstanding indebtedness as of December 31, 2023, as described below. As of December 31, 2024, we had $103.6 million of gross indebtedness outstanding under (i) a facility agreement with Toro for a term loan facility, which was entered into on December 11, 2024 and was drawn down on the same date and (ii) a term loan with Ostfriesische Volksbank eG. For a description of this transaction, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Loan Facility Agreement of $100.0 million from Toro.” Of that total figure, $11.0 million mature in the twelve-month period ending December 31, 2025. Our borrowing commitments, as of December 31, 2024, relating to debt and interest repayments under our credit facilities amounted to $127.8 million, of which approximately $16.9 million mature in less than one year. The calculation of interest payments was made assuming interest rates based on the EURIBOR and SOFR specific to our variable rate credit facilities as of December 31, 2024, and our applicable margin rate. On March 24, 2025,  March 31, 2025 and on April 8, 2025, we performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000, and $14,000,000 respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, we prepaid in full the amount of $36,000,000 remaining outstanding at that date. As of the date of this Annual Report, the Term Loan has been fully repaid.

As of December 31, 2024 and December 31, 2023, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

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

On January 16, 2024, Alpha Bank entered into a deed of partial release, with respect to the M/V Magic Moon, releasing and discharging the underlying borrower and all securities created over the M/V Magic Moon in full after the settlement of the outstanding balance of $2.4 million. On December 3, 2024, we fully repaid the outstanding amount of $1.6 million, thus as of December 31, 2024, this loan facility has been fully repaid.

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

On March 8, 2024, Hamburg Commercial Bank AG entered into a deed of partial release, with respect to the M/V Magic Nova, releasing and discharging the underlying borrower and all securities created over the M/V Magic Nova in full after the settlement of the outstanding balance of $4.9 million pertaining to M/V Magic Nova’s tranche.  On May 28, 2024, Hamburg Commercial Bank AG entered into a deed of total release with respect to the M/V Magic Horizon, releasing and discharging the underlying borrower and all securities created over the M/V Magic Horizon in full after the settlement of the outstanding balance of $4.5 million pertaining to M/V Magic Horizon’s tranche. As of December 31, 2024, this loan facility has been fully repaid.

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

On April 18, 2024, Hamburg Commercial Bank AG entered into a deed of partial release with respect to the M/V Magic Nebula, releasing and discharging the underlying borrower and all securities created over the M/V Magic Nebula in full, after the settlement of the outstanding balance of $7.0 million pertaining to M/V Magic Nebula’s tranche. The facility’s repayment schedule was adjusted accordingly.

On September 17, 2024, Hamburg Commercial Bank AG entered into a deed of total release with respect to the M/V Magic Thunder and M/V Magic Eclipse, releasing and discharging the underlying borrowers and all securities created over those vessels in full after the voluntary settlement of the outstanding balance of $13.8 million pertaining to M/V Magic Thunder’s and M/V Magic Eclipse’s tranches. As of December 31, 2024, this loan facility has been fully repaid.

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

On May 23, 2024, Deutsche Bank AG entered into a deed of partial release, with respect to the M/V Magic Vela, releasing and discharging the underlying borrower and all securities created over the M/V Magic Vela in full, after the settlement of the outstanding balance of $4.3 million pertaining to M/V Magic Vela’s tranche. On the same date, the Company voluntarily prepaid $12.2 million in aggregate with respect to the remaining tranches under this facility from the proceeds of the sale of M/V Magic Vela. Following the prepayments, the facility was repayable in 10 quarterly installments (installments 1 to 3 in the amount of $1,487,500, installments 4 to 9 in the amount of $1,139,000 and installment 10 in the amount of $802,500).

On September 3, 2024, Deutsche Bank AG entered into a deed of release with respect to the M/V Magic Starlight,  M/V Magic Mars,  M/V Magic Pluto and M/V Magic Perseus, releasing and discharging the underlying borrowers and all securities created over those vessels in full, after the voluntary settlement of the outstanding balance of $10.6 million pertaining to M/V Magic Starlight’s, M/V Magic Mars’s, M/V Magic Pluto’s and M/V Magic Perseus’s tranches. As of December 31, 2024, this loan facility has been fully repaid.

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

On August 7, 2024, the Company prepaid in full the amount of $14.6 million remaining outstanding at that date. On August 14, 2024, Chailease International Financial Services (Singapore) Pte., Ltd entered into a deed of release with respect to the M/V Ariana A and M/V Gabriela A, releasing and discharging the underlying borrowers and all securities created over those vessels in full after the settlement of the outstanding balance of $14.6 million. As of December 31, 2024, this loan facility has been fully repaid.

Asset Management segment

€5 Million Term Loan

On November 20, 2024, MPC Maritime Holding GmbH entered into a term loan in the amount of up to €5.0 million ($5.2 million) with Ostfriesische Volksbank eG. The term loan was drawn down in a tranche of €3.5 million Euro ($3.7 million) on December 9, 2024. This term loan has a term of five years from the first date of the first installment payment (March 31, 2025), bears interest at a margin of 2.1 -1.8%over EURIBOR (for drawings in Euro) and over SOFR (for drawings in US Dollar). It is repayable in twenty equal quarterly installments of €250,000  ($260,390) starting on March 31, 2025. The term loan is unsecured and is not subject to any covenants. Subsequent to December 31, 2024, an additional €1.5 million was drawn out of the loan facility from Ostfriesische Volksbank eG.

On November 17, 2023, MPC Capital entered into a revolving credit facility in the amount of €5.0 million Euro ($5.0 million) with VR Bank in Holstein eG until further notice. As of December 31, 2024, the facility is not drawn. It bears interest at a rate of 1.5% over EURIBOR and is unsecured and is not subject to any covenants.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the years ended December 31, 2023, and 2024:

	For the year ended,
(in U.S. Dollars)	December 31, 2023	December 31, 2024
Net cash provided by operating activities from continuing operations	$22,183,365	$41,911,298
Net cash used in investing activities from continuing operations	(8,968,304)	(133,475,878)
Net cash (used in) / provided by financing activities from continuing operations	(2,141,740)	59,565,250
Net cash provided by operating activities from discontinued operations	20,409,041	-
Net cash used in investing activities from discontinued operations	(153,861)	-
Net cash used in financing activities from discontinued operations	(62,734,774)	-
Net increase/(decrease) in cash, cash equivalents, and restricted cash	-	(284,819)
Cash, cash equivalents and restricted cash at beginning of period	152,307,420	120,901,147
Cash, cash equivalents and restricted cash at end of period	$120,901,147	$88,616,998

Operating Activities (from continuing operations):

For the year ended December 31, 2024, net cash provided by operating activities of continuing operations amounted to $41.9 million, consisting of net income of $15.3 million, non-cash adjustments related to depreciation and amortization of $15.0 million, payments related to dry-docking costs of $1.2 million , amortization and write off of deferred finance charges of $0.8 million, amortization of fair value of acquired charters of $0.6 million, straight line amortization of hire of $0.1 million, unrealized loss of $14.6 million from revaluing our investments in listed equity securities at period end market rates, a realized loss on sale of equity securities of $0.3 million, a loss on vessels held for sale of $3.6 million, and unrealized gain from our equity method investments of $2.7 million, aggregate gain on sale of the vessels discussed above of $19.3 million, a gain of $1.4 million from a claim, dividends received from investments of $4.4 million and a net decrease of $11.9 million in working capital, which is mainly the result of decreases in (i) trade receivables by $3.5 million, (ii) due from/to related parties by $5.8 million, (iii) prepaid expenses and other assets by $1.0 million, (iv) accounts payable by $1.8 million, (v) deferred revenue by $1.0 million and set off by increases in (vi) inventories by $0.3 million and (vii) accrued liabilities by $4.4 million.

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

The $19.7 million increase in net cash from operating activities in the year ended December 31, 2024, as compared with the same period of 2023, reflects mainly the favorable change in working capital position.

Investing Activities (from continuing operations):

For the year ended December 31, 2024, net cash used in investing activities amounted to $133.5 million mainly reflecting the net cash inflow of $107.9 million of net proceeds from the sale of the vessels discussed above, and inflows of $1.4 million of proceeds from a claim associated with an unsuccessful sale of M/V Magic Moon, offset by the acquisition of MPC Capital of $192.0 million, net of $28.0 million in cash held by MPC Capital and $1.0 million included in assets held for sale on the acquisition date, the acquisitions of the M/V Magic Celeste, the M/V Raphaela and M/V Magic Ariel amounting to $72.2 million and net outflows of $7.0 million associated with the purchase and sale of equity securities. Please also refer to Notes 7, 8, 13 and 17 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Financing Activities (from continuing operations):

For the year ended December 31, 2024, net cash provided by financing activities amounted to $59.6 million, mainly relating to (i) $50.0 million of gross proceeds following the issuance of additional Series D Preferred Shares to Toro, (ii) $100.0 million proceeds related to the Toro Term Loan Facility, as offset by (iii) $86.9 million consisting of period scheduled principal repayments under our existing credit facilities, early prepayments due to sale of vessels and voluntary prepayments, (iv) $2.5 million of dividends paid relating to Series D Preferred Shares and (v) $1.1 million for the repurchase of warrants. Please also refer to Notes 4, 12 and 14 to our audited consolidated financial statements included elsewhere in this Annual Report for a more detailed discussion.

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

Our results of operations depend primarily on the charter rates that we are able to realize and the results of operations of the asset management business. Charter hire rates paid for dry bulk and containerships are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see “—A. Operating Results—Hire Rates and Cyclical Nature of the Industry.”

There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability.

Furthermore, the Company’s business could be adversely affected by the risks related to the conflicts in Ukraine and Gaza and the severe worsening of Russia’s relations with Western economies, along with escalating tariff disputes that has created significant uncertainty in global markets, including increased volatility in the prices of certain of the commodities and products which our vessels transport, such as grain, shifts in the trading patterns and transit routes for such products which may continue into the future. The 2023 Israel–Hamas war and subsequent missile attacks by the Houthis in the Red Sea have led vessels to divert via the Cape of Good Hope, which had a modestly positive impact on the dry bulk market by reducing supply. While the cease-fire declared on January 15, 2025 eased tensions in the region, attacks resumed in March 2025 and the future direction of the conflict remains highly uncertain and may continue to pose a significant safety hazard for vessels transiting the Red Sea. Finally, potential trade tariffs from the new U.S. administration could pose risks for our dry bulk and container vessels business. The administration's proposed tariffs lead to higher import costs and trade imbalances. These tariffs may affect shipping volumes, routes, and demand patterns, potentially impacting the dry bulk market. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.” for further details.

We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows or operating results and these events could have a material adverse effect on any of the foregoing.

Furthermore, many economies worldwide have experienced inflationary pressures during 2024 and as of the date of this Annual Report. For further information, see “Item 3. Key Information—D. Risk Factors—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” Such inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.

The results of operations of the asset management business depend primarily on the management and transaction fees as well as future returns from co-investments. The amount of management and transaction fees will be subject to our ability to maintain existing assets under management, to originate new investment projects and to raise equity and debt capital to fund such projects, which is affected by financial market conditions and global economic conditions. Whilst MPC Capital has been successful in developing assets under management, there can be no assurance as to the future development of assets under management, management fees and transaction fees, which may have a material adverse effect on MPC Capital's future growth potential and profitability. In addition, future returns on our co-investment participations in investment projects are uncertain and subject to various factors including, but not limited to, economic and market risks in the underlying industries, operational performance risks of the assets invested in, legal and regulatory risks and tax risks. Economic and markets risks related to our minority investments include, but are not limited to, risks related to the container shipping industry such as the impact of potential trade tariffs from the new U.S. administration on global containerized trade patterns and volumes or a development of the conflicts in the Red Sea leading to reduced diverting of vessels via the Cape of Good Hope.

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

Mezzanine equity

As discussed in Note 14 of our consolidated financial statements included elsewhere in this Annual Report, the Company has issued to Toro 100,000 Series D Preferred Shares.

The Series D Preferred Shares are convertible, at their holder’s option, to common shares after January 1, 2026 and at any time thereafter. For each dividend period commencing on and from the seventh anniversary of August 7, 2023, the rate shall be the annual dividend rate in effect for the prior dividend period multiplied by a factor of 1.3; provided that such dividend rate cannot exceed 20% per annum. Dividends are subject to declaration by the Board or any authorized committee thereof and may be paid only out of legally available funds for such purpose.

The Company may, at its option, redeem the Series D Preferred Shares (i) in whole or in part, at any time and from time to time on or after the fifth anniversary of August 7, 2023 (the Series D Preferred Shares issue date), at a cash redemption price equal to 105% of the stated amount and (ii) in whole but not in part, if at any time the number of shares of the Series outstanding is 30,000 shares or less, at a cash redemption price equal to 100% of the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date.

Toro, a related party, is the holder of all of our issued and outstanding Series D Preferred Shares. The Series D Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chairman, Chief Executive Officer and controlling shareholder of Toro, who can effectively determine the timing of the redemption of the Series D Preferred Shares.

The fair value of Series D Preferred Shares on initial recognition was determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements (ASC 820). Determining the fair value of the mezzanine equity requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of mezzanine equity. For the estimation of the fair value of the mezzanine equity, we used the Black & Scholes and the discounted cash flow model and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility and weighted average cost of capital.

Acquisition of MPC Capital

As discussed in Note 8 to our consolidated financial statements included elsewhere in this Annual Report, in connection with the acquisition of MPC Capital, we elected to apply pushdown accounting. The new basis of accounting was established by the Company for the individual assets and liabilities of the MPC Capital subsidiary that were acquired using the acquisition method of accounting. Among other things, MPC Capital recorded intangible assets of $19,575,000, including intangible assets for customer relationships. MPC Capital also recorded investments of $169,843,000, including its investment in Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG (“WASM”).

The determination of the fair values of such acquired assets and liabilities (and the determination of estimated lives of depreciable tangible and identifiable intangible assets) requires significant judgment by management.

In particular:
•
valuation of intangible assets comprising non-contractual customer relationships relating to commercial ship management and maritime infrastructure is based on the Multi-Period Excess Earnings Method. The key assumptions underlying the valuation are the duration of existing contracts, useful lives of commercial ships underlying the management contracts, contractually agreed fee rates and expected conditions for future contracts, expected profit margins and present value factors based on capital market data. The discount rate was estimated at 6.6% reflecting the weighted average cost of capital; and

•	for the investment in WASM we used a discounted cash flow model based on management business plan projections and a discount rate determined by MPC Capital management.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical, including for the reasons discussed under the headings “—Charter hire rates in the shipping industry are cyclical and volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.” in “Item 3. Key Information—D. Risk Factors”.

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

The table below specifies the carrying value of our vessels as of December 31, 2023 and identifies using an “*” vessels that had a charter-free market value below their carrying value.

As of December 31, 2024, the charter-free market value of all our vessels exceeded their carrying value. Thus, no undiscounted cash flow tests was deemed necessary to be performed for any of our vessels. Therefore, for the year ended December 31, 2024, this is not considered a critical accounting estimate.

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

Vessels	Date acquired	Carrying value as of December 31, 2023 (in millions of United States dollars)
M/V Magic P	02/21/2017	$6.2		$
M/V Magic Sun	09/05/2019	$-		$
M/V Magic Moon	10/20/2019	$8.8		$
M/V Magic Rainbow	08/08/2020	$-		$
M/V Magic Horizon	10/09/2020	$10.9		$
M/V Magic Nova	10/15/2020	$11.8		$
M/V Magic Venus	03/02/2021	$14.0		$
M/V Magic Orion	03/17/2021	$15.4		$
M/V Magic Argo	03/18/2021	$-		$
M/V Magic Twilight	04/09/2021	$-		$
M/V Magic Thunder	04/13/2021	$14.9		$
M/V Magic Vela	05/12/2021	$13.4		$
M/V Magic Nebula	05/20/2021	$13.8		$
M/V Magic Starlight	05/23/2021	$21.0		$
M/V Magic Eclipse	06/07/2021	$16.3		$
M/V Magic Pluto	08/06/2021	$19.3		$
M/V Magic Perseus	08/09/2021	$19.6		$
M/V Magic Mars	09/20/2021	$18.8		$
M/V Magic Phoenix	10/26/2021	$-		$
M/V Magic Callisto	01/04/2022	$21.2	*	$
M/V Ariana A	11/23/2022	$21.5	*	$
M/V Gabriela A	11/30/2022	$20.9	*	$
Total		$267.8		$

*
Indicates vessels for which we believe that, as of December 31, 2023, their carrying value, including, where applicable, the value of related intangible assets, exceeded their charter-free market value. As discussed below, we believe that the carrying values of these vessels as of December 31, 2023, were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying values including, where applicable, the value of related intangible assets.

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

Business Combinations – Purchase price allocation

Business combinations are accounted for under the acquisition method of accounting in accordance with the ASC 805, Business Combinations (“ASC 805”). The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess, if any, of the acquisition price over the fair values of the assets acquired and liabilities assumed is recorded as goodwill if the definition of a business is met. Fair value of the acquired assets and liabilities is measured in accordance with the guidance of ASC 820, Fair Value Measurements (“ASC 820”), using discounted cash flows and other applicable valuation techniques. To assist the Company in making these fair value determinations, the Company may engage third-party valuation specialists or internal specialists who generally assist the Company in the fair value determination of identifiable assets.

Adjustments to the fair values of assets acquired and liabilities assumed are made until the Company obtains all relevant information regarding the facts and circumstances that existed as of the acquisition date (the “measurement period”), not to exceed one year from the date of the acquisition. The Company recognizes measurement-period adjustments in the period in which it determines the amounts, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date.

The estimation of the fair values of assets and liabilities acquired in business combinations requires significant judgment. The fair value estimation requires the Company to use significant observable and unobservable inputs. The estimates of fair value are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. A significant change in the observable and unobservable inputs and determination of fair value of the assets and liabilities acquired could significantly impact the Company’s consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and positions of our current directors and executive officer. Our Board currently consists of three directors who are elected annually on a staggered basis. Each director holds office until the third succeeding annual general meeting from their election. The business address of each of our directors and executive officer listed below is Castor Maritime Inc., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Name	Age	Position
Petros Panagiotidis	35	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	44	Secretary and Class B Director
Angelos Rounick Platanias(1)	34	Class A Director

(1)	Mr. Angelos Rounick Platanias was appointed as a Class A Director on February 11, 2025 to serve until the next scheduled election for Class A Directors.

Mr. Georgios Daskalakis, who served as a Class A Director during the year ended December 31, 2024, resigned from such position on February 10, 2025.

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.

Petros Panagiotidis, Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director

Petros Panagiotidis is the founder of Castor Maritime Inc. He has been serving as Chairman of our Board, Chief Executive Officer and Chief Financial Officer since our inception in 2017, and he played a key role in our successful listing on the Nasdaq Capital Market in February 2019. With his expertise in shipping and extensive experience in capital markets, he navigates our strategic path and overall management, driving operational excellence and ensuring sustainable growth. Additionally, Mr. Panagiotidis holds the positions of Chairman and Chief Executive Officer at the Nasdaq-listed company Toro Corp., since March 2023. He also holds the same positions at Robin Energy Ltd., another Nasdaq-listed company, since April, 2025. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023, Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.

Dionysios Makris, Secretary and Class B Director

Dionysios Makris has been a non-executive member and Secretary of our Board since our establishment in September 2017 and currently serves as a member of our Audit Committee.. He is a lawyer and has been a member of the Athens Bar Association since September 2005. He is currently based in Piraeus, Greece and is licensed to practice law before the Supreme Court of Greece. He practices mainly shipping and commercial law and is involved in both litigation and transactional practice. He holds a Bachelor of Laws degree from the Law School of the University of Athens, Greece and a Master of Arts degree in International Relations from the University of Warwick, United Kingdom.

Angelos Rounick Platanias, Class A Director

Angelos Rounick Platanias has been a non-executive member of our Board and has been serving as the chairman of our Audit Committee since February 11, 2025. Additionally, Mr. Platanias is also serving as a member of the Audit Committee and Class B Director of Toro Corp. Mr. Rounick Platanias is currently employed as Senior Director of Strategy for Retail Markets at NextEra Energy Resources, a diversified clean energy company with an emphasis on power generation and a major producer of wind and solar energy globally and has gained experience across various energy sectors, including oil and gas and power. Prior to his current role, Mr. Rounick Platanias was employed by McKinsey & Co. as a strategy and operations consultant with a focus on clients in global energy markets. He holds a Master’s degree in Energy Trade and Finance, from the Costas Grammenos Center for Shipping Trade and Finance at London’s Bayes Business School, as well as a Bachelor’s degree in Robotics Engineering from Worcester Polytechnic Institute.

B.	COMPENSATION

The services rendered by our Chairman, Chief Executive Officer and Chief Financial Officer for the year ended December 31, 2024, are included in the Amended and Restated Master Management Agreement with Castor Ships described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. For the year ended December 31, 2024, we paid our non-executive directors fees in the aggregate amount of $96,000 per annum, or $48,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Additionally, we pay the Chairman of the Company’s Audit Committee fees amounting to $20,000 per annum and any member of the Company’s Audit Committee fees amounting to $10,000 per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer and Chief Financial Officer who also serves as our director does not receive additional compensation for his service as director. For the year ended December 31, 2024, one-time compensation of $2.6 million is payable to certain officers of a subsidiary related to a business combination with no amounts paid during the year.

C.	BOARD PRACTICES

Our Board currently consists of three directors who are elected annually on a staggered basis. Each director elected holds office until the third succeeding annual general meeting from their election and until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At our annual meeting of shareholders held on September 6, 2024, our shareholders re-elected our Class A director to serve until the annual meeting of shareholders to be held in 2027. The term of office of our Class B director expires at the annual meeting of shareholders to be held in 2025, and the term of office of our Class C director expires at the annual meeting of shareholders to be held in 2026. Officers are appointed from time to time by our Board and hold office until a successor is appointed. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.

Our audit committee is currently comprised of our independent directors, Mr. Dionysios Makris, and Mr. Angelos Rounick Platanias (since February 10, 2025 and up to date of this Annual Report). During 2024 and until his resignation from the Board on February 10, 2025, Mr. Georgios Daskalakis was a member of our audit committee. Our Board has determined that the members of the audit committee, in 2024 and in its current composition, meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules. Our Board has determined that Mr. Georgios Daskalakis was in 2024, and his successor, Mr. Angelos Rounick Platanias, is currently, the “Audit Committee Financial Expert” under the Commission’s rules and the corporate governance rules of the Nasdaq Stock Market. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems. Our audit committee is also responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee.

D.	EMPLOYEES

As of December 31, 2024 and 2023, we had 155 and 0 employees, respectively. The increase in the number of employees compared to December 31, 2023, is attributed to the MPC Capital Acquisition. The main location of the employees is Germany. Our vessels are commercially and technically managed by Castor Ships. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services.”

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

In July 2024, management and key employees of MPC Capital were granted stock options under a long-term incentive program. As of December 31, 2024, 450,000 stock options were outstanding.

The stock option program is structured as a four-year plan, with vesting occurring at the end of the period, subject to the achievement of specific performance thresholds tied to MPC Capital’s share price. As of December 31, 2024, all performance thresholds had been met, meaning the stock options will become exercisable upon completion of the vesting period. Upon exercise of the stock options, the beneficiary receives MPC Capital shares for a consideration of 1.00 Euro per share. Due to the program's knock-in structure, the options remain exercisable even if MPC Capital’s share price falls below the initial performance thresholds after vesting has occurred. The stock option program contains other customary provisions, such as anti-dilution mechanisms and good/bad leaver provisions.

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

The percentage of beneficial ownership is based on 9,662,354 common shares outstanding as of the date of this Annual Report.

Name of Beneficial Owner	No. of Common Shares	Percentage
All executive officers and directors as a group (1) (2)	-	-%

(1)	No member of our Board of Directors or executive officer individually, nor all of them taken as a group, holds more than 1% of our outstanding common shares.
(2)
By virtue of its ownership of 11,240 common shares and 12,000 Series B Preferred Shares (representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares) Thalassa controls 99.2% of the aggregate voting power of the Company’s total issued and outstanding share capital as of the date of this Annual Report. The shares in Thalassa are owned, directly or indirectly, by several significant shareholders (including Mr. Panagiotidis), none of whom controls Thalassa. Please see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B Preferred Shares relative to the rights of holders of our common shares.

All of our common shareholders are entitled to one vote for each common share held. As of the date of this Annual Report, there were eight holders of record of our common shares which have a U.S. mailing address. One of these holders is Cede & Co., a nominee company for The Depository Trust Company, which held approximately 99.82% of Castor’s outstanding common shares as of the same date. The beneficial owners of the common shares held by Cede & Co. may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future.

Management, Commercial and Administrative Services

During the period from September 1, 2020 (being the initial effective date of the Castor Ships Management Agreements (as defined below) and up to June 30, 2022, pursuant to the terms and conditions stipulated in a master management agreement (the “Master Management Agreement”) and separate commercial ship management agreements (the “Commercial Ship Management Agreements”) each with Castor Ships (together, the “Castor Ships Management Agreements”), Castor Ships managed our business and provided commercial ship management, chartering and administrative services to us and our vessel owning subsidiaries. During the abovementioned period, in exchange for Castor Ship’s services, we paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction. The following is a summary of the Amended and Restated Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this Annual Report. Refer to Note 4 to the consolidated financial statements included elsewhere in this Annual Report for further information. Effective July 1, 2022, we and each of our vessel owning subsidiaries entered, by mutual consent, into an Amended and Restated Master Management Agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for our vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the existing Castor Ships Management Agreements. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages our overall business and provides our vessel-owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships shall generally not be liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships shall in no circumstances be responsible for the actions of the crews of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Amended and Restated Master Management Agreement, our shipowning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

In exchange for these services, Castor Ships charges and collects (i) a flat quarterly management fee in the amount of $0.82 million for the management and administration of our business (the “Flat Management Fee”), (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels,  on all gross income received by our shipowning subsidiary arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party brokers, which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, that will not exceed the aggregate rate of 6.25% on the vessel’s gross income and (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessels or (c) shares and/or other securities with aggregate purchase or sale value, as the case may be, of an amount equal, to or in excess, of $10,000,000 issued by an entity engaged in the maritime industry. In addition, Castor Ships charges and collects a daily fee of $1,017 per vessel for the provision of commercial and technical ship management services provided under the Ship Management Agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year, (i) the Ship Management Fee increased from $925 per vessel per day to $986 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million effective July 1, 2023 and (ii) the Ship Management Fee increased from $986 per vessel per day to $1,017 per vessel per day and the Flat Management Fee increased from $0.8 million to $0.82 million effective July 1, 2024. Pavimar was paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships was paid the residual amount of $386 in the first half of 2023 and $471, effective from July 1, 2024 and up to December 31, 2024. We may also reimburse Castor Ships for extraordinary fees and costs, such as the costs of repairs, maintenance or structural changes to our vessels.

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

Castor Ships may choose to subcontract some of these services to other parties at its discretion. As of December 31, 2022, in accordance with the provisions of the Ship Management Agreements, Castor Ships had subcontracted to two third-party ship management companies the technical management of all the Company’s tanker vessels, had subcontracted to Pavimar the technical management of the Company’s containerships and was co-managing with Pavimar the Company’s dry bulk vessels. In late January 2023, Castor Ships transferred the technical management of our containership vessels from Pavimar to a third-party ship management company. As of May 9, 2025, Castor Ships performs the commercial and technical management of our entire fleet. For any vessels for which Castor Ships has sub-contracted some aspects of the management services, Castor Ships pays, at its own expense, a fee for such service, without burdening the Company any additional cost t.

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

The Spin-Off Resolutions

On November 15, 2022 and December 30, 2022, in connection with the Spin-Off, our Board of Directors resolved with effect from the completion of the Spin-Off, among other things, (i) to focus our efforts on our current business of dry bulk shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, and Chief Financial Officer and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. This does not preclude us, however, from pursuing opportunities outside of the dry bulk shipping business if in the future our Board determines to do so. For example, we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containership vessels. Nevertheless, focusing our operations on the industries we currently operate in may reduce the scope of opportunities we may exploit.

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

Investment in Toro

In connection with the Spin-Off, Toro issued 140,000 Toro Series A Preferred Shares to Castor. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s board of directors’ approval. For each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Toro Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3, provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. As of December 31, 2023, Toro paid to Castor a dividend amounting to $0.8 million on the Toro Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023. As of December 31, 2024, Toro paid to Castor a dividend amounting to $1.4 million on the Toro Series A Preferred Shares for the period from October 14, 2023 to October 14, 2024 and the accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $0.3 million.

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

Issuance of Series D Preferred Shares and Dividends to Toro

On August 7, 2023, Castor entered into a share purchase agreement with Toro (the “Series D Purchase Agreement”) pursuant to which we agreed to issue and sell 50,000 newly designated Series D Preferred Shares to Toro for aggregate cash consideration of $50.0 million. On December 12, 2024, the Company agreed to issue additional 50,000 Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. The Series D Preferred Shares were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The following description of the Series D Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Series D Purchase Agreement, which is included as an exhibit to this Annual Report and is incorporated by reference herein.

The Series D Purchase Agreement contains customary representations, warranties, and covenants of each party. We granted Toro certain registration rights with respect to the Series D Preferred Shares and the common shares issuable upon conversion thereof.

The distribution rate on the Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any annual dividend period. Dividends on the Series D Preferred Shares are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to approval by the Board. The first payment date occurred on October 16, 2023 and we paid a dividend on the Series D Preferred Shares to Toro amounting to $0.5 million. During the year ended December 31, 2024, we paid to Toro a dividend amounting to $2.5 million on the Series D Preferred Shares.

In connection with the December 12, 2024 transaction, Castor amended the terms of the Castor Series D Preferred Shares to, among other things: (i) reset the date from which holders of the Castor Series D Preferred Shares may convert their Series D Preferred Shares into common shares of Castor to January 1, 2026 from August 7, 2024, (ii) require that any holder of the Castor Series D Preferred Shares electing to exercise its optional conversion rights convert not less than 500 Castor Series D Preferred Shares into common shares of Castor, and (iii) introduce an additional redemption feature whereby Castor may, at its option, redeem for cash all remaining outstanding Castor Series D Preferred Shares if the number of Series D Preferred Shares is 30,000 shares or less. Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series D Preferred Shares” for a full description of the Series D Preferred Shares.

These transactions and their terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms.

Loan Facility Agreement of  $100.0 million from Toro

On December 11, 2024, Castor entered into the Term Loan, a facility agreement with Toro to receive a $100.0 million senior term loan facility from Toro, which was drawn down on the same date. The Term Loan has a tenor of 5 years, bears interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, is guaranteed by ten ship-owning subsidiaries of Castor and is payable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan is secured by first priority mortgages and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. Pursuant to the terms of this facility, Castor is also subject to certain negative covenants customary for facilities of this type, which may be waived in Toro’s sole discretion.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms.

On March 24, 2025, March 31, 2025 and on April 28, 2025, we performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000, and $14,000,000 respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, we prepaid in full the amount of $36,000,000 remaining outstanding at that date. As of the date of this Annual Report, the Term Loan has been fully repaid.

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

On December 21, 2023, we, through one of our wholly owned subsidiaries, entered into an agreement with an entity affiliated with a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus, a 2010-built Kamsarmax bulk carrier vessel, for a price of $17.5 million. The vessel was delivered to its new owner on May 10, 2024.

On January 19, 2024, we, through two of our wholly owned subsidiaries, entered into two separate agreements for the sale of two 2010-built Panamax bulk carrier vessels, M/V Magic Horizon and M/V Magic Nova, from two separate entities beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer. The sale price for M/V Magic Horizon was $15.8 million, and for M/V Magic Nova was $16.1 million. The M/V Magic Nova was delivered to its new owners on March 11, 2024 and the M/V Magic Horizon was delivered to its new owners on May 28, 2024.

On February 15, 2024, we, through one of our wholly owned subsidiaries, entered into an agreement with an entity affiliated with a family member of our Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The vessel was delivered to its new owners on April 18, 2024.

On March 6, 2025, we, through one of our wholly owned subsidiaries, entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse for a gross sale price of $13.5 million. The vessel was delivered to its new owners on March 24, 2025.

On March 11, 2025, we, through one of our wholly owned subsidiaries, entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Callisto for a gross sale price of $14.5 million. The vessel was delivered to its new owners on April 28, 2025.

The terms of each of the foregoing transactions were negotiated and approved by a special committee of disinterested and independent directors of the Company. In connection with all foregoing vessel sales, excluding the sale of the M/V Magic Nebula, we have agreed to enter into novation agreements in respect of the time charters the vessels are currently employed in.

Asset management segment

MPC Container Ships ASA

MPC Capital holds around 13.7% of the shares in MPC Container Ships ASA, indirectly through MPC CSI GmbH, Hamburg. MPC Container Ships ASA is an equity method investment and – together with its subsidiaries – is considered a related party of the Company. MPC Capital and its subsidiaries provide corporate management and commercial ship management services to MPC Container Ships ASA and its subsidiaries.

The outstanding amounts from service performed for MPC Container Ships ASA and its subsidiaries, included in accounts receivable due from related parties in the accompanying consolidated balance sheet included in this Annual Report, amount to $202,274 as of December 31, 2024.

MPC Energy Solutions NV

MPC Capital holds around 20.5% of the shares in MPC Energy Solutions NV as of December 31, 2024. MPC Energy Solutions NV is an equity method investment and – together with its subsidiaries – is considered a related party of the Company. The Company provides corporate management and asset management services to MPC Energy Solutions NV and its subsidiaries.

The outstanding amounts from service performed for MPC Energy Solutions NV and its subsidiaries, included in accounts receivable due from related parties in the accompanying consolidated balance sheet included in this Annual Report, amount to $777,997 as of December 31, 2024.

MPC Caribbean Clean Energy Limited

MPC Capital holds around 22.2% of the shares in MPC Caribbean Clean Energy Limited as of December 31, 2024. MPC Caribbean Clean Energy Limited is an equity method investment and – together with its subsidiaries – is considered a related party of the Company. The Company acts as a fund manager to MPC Caribbean Clean Energy Limited and its subsidiaries.

The outstanding amounts from services performed for MPC Caribbean Clean Energy Limited and its subsidiaries, included in accounts receivable due from related parties in the accompanying consolidated balance sheet included in this Annual Report, amount to $523,304 as of December 31, 2024.

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

Dividends on our Series D Preferred Shares accrue and are cumulative from their issue date and are payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2023, assuming dividends have been declared by our Board or any authorized committee thereof out of legally available funds for such purpose. From, and including, their issue date, the dividend rate for the Series D Preferred Shares will be 5.00% per annum of the stated amount of $1,000 per share; For each dividend period commencing on and from the seventh anniversary of August 7, 2023, the rate shall be the annual dividend rate in effect for the prior dividend period multiplied by a factor of 1.3, provided that such dividend rate cannot exceed 20% per annum. The rights of the holders of our Series D Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series D Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions. We may redeem the Series D Preferred Shares (i) in whole or in part, at any time and from time to time on or after the fifth anniversary of August 7, 2023 (the issue date of the Series D Preferred Shares), at a cash redemption price equal to 105% of the stated amount and (ii) in whole but not in part, if at any time the number of shares of the Series outstanding is 30,000 shares or less, at a cash redemption price equal to 100% of the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed descriptions of the Series D Preferred Shares.

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

In 2024, we did not pay any dividends to our shareholders, excluding the dividend paid to Toro amounting to $2.5 million in connection to the Series D Preferred Shares.

B.	SIGNIFICANT CHANGES

There have been no significant changes since the date of the consolidated financial statements included in this Annual Report, other than those described in Note 26 to the consolidated financial statements included elsewhere in this Annual Report.

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

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. However, in connection with the Spin-Off, our Board resolved to focus our efforts on our then current business of dry bulk shipping, though we have since expanded into container shipping services in accordance with such resolutions. We have also expanded into the asset management industry through the MPC Capital Acquisition. Our amended and restated Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.

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

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 9,662,354 common shares were issued and outstanding as of April 30, 2025, and 50,000,000 preferred shares, par value $0.001 per share, of which 12,000 Series B Preferred Shares and 100,000 Series D Preferred Shares were issued and outstanding as of the same date.

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

Description of Series B Preferred Shares

On September 22, 2017, pursuant to an Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., we made certain issuances of our capital stock, including the issuance of 12,000 Series B Preferred Shares to Thalassa, a company affiliated with Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. Each Series B Preferred Share has the voting power of one hundred thousand (100,000) common shares. On November 15, 2022, the independent disinterested members of our board of directors approved an amendment to the terms of our Series B Preferred Shares to entitle the holder thereof to (i) receive preferred shares with at least substantially identical rights and preferences in the event of a future spin-off of a controlled company, (ii) participate in a liquidation, dissolution or winding up of Castor pari passu with Castor’s common shares up to the Series B Preferred Shares’ nominal value and (iii) have their voting power adjusted to maintain a substantially identical voting interest upon the occurrence of certain events.

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

Description of Series D Preferred Shares

On August 7, 2023, we entered into the Series D Purchase Agreement, pursuant to which we agreed to issue 50,000 newly designated Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share. On December 12, 2024, we agreed to issue additional 50,000 Series D Preferred Shares. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Issuance of Series D Preferred Shares and Dividends to Toro” for further details regarding this transaction. The Series D Preferred Shares have the following characteristics:

•
Conversion. The Series D Preferred Shares are convertible, at their holder’s option, to common shares after January 1, 2026 and at any time thereafter. The conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $7.00 and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price is subject to certain adjustments, including due to a stock dividend, subdivision, split or combination (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split discussed in this Annual Report. The minimum conversion price is $0.30 per common share. The Series D Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

•
Redemption.  The Company may, at its option, redeem the Series D Preferred Shares (i) in whole or in part, at any time and from time to time on or after the fifth anniversary of August 7, 2023 (the Series D Preferred Shares issue date), at a cash redemption price equal to 105% of the stated amount and (ii) in whole but not in part, if at any time the number of shares of the Series outstanding is 30,000 shares or less, at a cash redemption price equal to 100% of the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date.

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

Stockholders Rights Agreement

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right” or the “Rights”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The Rights entitle the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Shares (as defined in the Stockholders Rights Agreement) and become exercisable 10 days after a public announcement that a person or group has obtained beneficial ownership of 15% or more of our outstanding shares. See Exhibit 2.2 (Description of Securities) for a full description of the Stockholders Rights Agreement. As of December 31, 2024, 9,662,387 Rights were issued and outstanding in connection with our common shares.

Description of the Class A Warrants

The following summary of certain terms and provisions of our Class A Warrants is not complete and is subject to and qualified in its entirety by the provisions of the form of Class A Warrant, which is filed as an exhibit to our registration statement on Form F-1/A (Registration No. 333-238990), filed with the Commission on June 23, 2020. Prospective investors should carefully review the terms and provisions set forth in the form of Class A Warrant. As of April 30, 2025, 623 Class A Warrants remain outstanding.

Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $35.00 per share. The exercise price and number of common shares issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits (including the reverse stock split we effected on March 27, 2024), stock combinations, reclassifications or similar events affecting our common shares. The Class A Warrants may be exercised at any time until they are exercised in full. On March 7, 2023, in connection with the Spin-Off, the exercise price of the Class A Warrants was reduced to $25.30.

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

Governing Law. The Class A Warrants and warrant agreement are governed by New York law.

Description of the April 7 Warrants

Each April 7 Warrant is exercisable for $65.0 per common share and for a term of 5 years, on substantially the same terms as the Class A Warrants described above. On March 7, 2023, in connection with the Spin-Off, the exercise price of the April 7 Warrants was reduced to $55.3.

On October 6, 2023, we repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 April 7 Warrants for $0.105 per repurchased warrant.

On April 22, 2024, we commenced a series of privately negotiated transactions to purchase all of our outstanding April 7 Warrants at a price of $0.105 per warrant. The April 7 Warrants were exercisable in the aggregate into 1,033,077 of the Company’s common shares, par value $0.001 per share (the “Warrant Shares”), at an exercise price per warrant share of $55.30.  The number of Warrant Shares and the exercise price reflected adjustments as a result of the 1-for-10 reverse stock split discussed above. On May 31, 2024, the Company following the completion of the private transactions repurchased in total 10,080,770 Warrants, exercisable in the aggregate into 1,008,077 Common Shares for an aggregate cost of $1,058,481 excluding fees relating to the transaction. Following the retirement and cancellation by the Company of the April 7 Warrants purchased pursuant to the above mentioned transactions, the April 7 Warrants that remain outstanding are exercisable in the aggregate into 25,000 Common Shares.

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

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders, and holders of our common shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares.

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

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation must be “primarily and regularly traded on an established securities market in the United States or in a qualified foreign country.” To be “primarily traded” on an established securities market, the number of shares of each class of our stock that are traded during any taxable year on all established securities markets in the country where they are listed must exceed the number of shares in each such class that are traded during that year on established securities markets in any other country. Our common shares, which are traded on the Nasdaq Capital Market, meet the test of being “primarily traded.”

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

We believe our ownership structure meets the intent and purpose of the Publicly Traded Test and the tax policy behind it, even if it does not literally meet the vote and value requirements. In our case, there is no closely-held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. However, we expect that we would have satisfied the Publicly Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly-traded company unless it is more than 50% owned, by vote or value, by nonqualified 5% shareholders.  To that respect, we believe our stock structure, when considered by the U.S. Department of the Treasury in light of the Publicly Traded Test enunciated in the regulations, should be accepted as satisfying the exemption. Accordingly, beginning with our 2020 taxable year and going forward, we intend to take the position that we qualify for the benefits of Section 883. In this regard, we filed a petition with the U.S. Department of the Treasury to change the Publicly Traded Test in such a way that our stock structure would qualify us for the exemption. There can be no assurance that our petition will be successful.  Based on the current wording of the relevant regulations, our particular stock structure does not satisfy the Publicly Traded Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

If, contrary to our position described above, the IRS determines that we do not qualify for the benefits of Section 883 of the Code, USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.”

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

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for the exemption under Section 883 of the Code, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

Distributions

Subject to the discussion of the PFIC rules below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. However, we generally do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat the distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. non-corporate holder will generally be treated as ordinary income. However, if you are a U.S. non-corporate holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common stock is listed on the Nasdaq Capital Market, and we therefore expect that dividends will be qualified dividend income.

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

Sale, Exchange or other Disposition of Common Shares

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of the PFIC rules below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

(ii)
at least 50% of the average value of the assets held by the corporation during such taxable year (generally determined by reference to the corporation’s assets on the last day of each calendar quarter) produce, or are held for the production of, passive income.

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

Based on our current assets and activities, we do not believe that we will be a PFIC for the current or subsequent taxable years.  Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, particularly, the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”

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

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “—Distributions.”

If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares in relation to their ownership of our shares.

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

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion of our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in SOFR, which is the relevant reference rate under our credit facilities. Increasing interest rates could increase our interest expense and adversely impact our future results of operations. As of December 31, 2024, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $103.6 million. Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase in either Euribor and SOFR of 1% would have decreased our net income in the years ended December 31, 2023 and 2024 by $1.1 million and $0.5 million, respectively, based upon our floating interest-bearing average debt levels during 2023 and 2024. We expect our sensitivity to interest rate changes to increase in the future as we enter into additional debt agreements in connection with vessel acquisitions.

Foreign Currency Exchange Rate Risk

We generate all of our vessels revenue in U.S. dollars and 71% of our revenue from services in U.S. dollars. A minority of our vessels’ operating expenses (approximately 1.7% for the year ended December 31, 2024) and of our general and administrative expenses (approximately 10.8%) are in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. For our foreign subsidiaries with non-USD functional currencies (such as MPC Capital) income and expense items are translated at the average exchange rates for the reporting period. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2024, these non-US dollar expenses represented 4.2% of our total revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

Through our subsidiary, MPC Capital, we enter from time to time in forward and options agreement to hedge against foreign currency risks. As of December 31, 2024, the fair value of our outstanding derivatives was a net liability of $0.3 million.  In 2024, we recorded a net loss of $0.2 million on our derivatives, presented in other comprehensive income, in the consolidated financial statements included in this Annual Report.

Equity price risk

Due to the Company’s investments in listed equity securities carried at fair value, equity price fluctuations represent a market risk factor affecting the Company’s consolidated financial position. As of December 31, 2024, our investment in listed equity securities amounted to $69.1 million. The carrying values of investments subject to equity price risks are based on quoted market prices as of the balance sheet date. Market prices fluctuate, and the amount realized in the subsequent sale of an investment may differ significantly from the reported fair value.

The following table summarizes the Company’s equity price risks in securities recorded at fair value on a recurring basis as of December 31, 2024, and shows the effects of a hypothetical 25 percent increase and a 25 percent decrease in market prices.

(U.S. dollars)	Fair Value at December 31, 2024	Hypothetical Percentage Change	Estimated Fair Value After Hypothetical Price Change	Estimated Increase /(Decrease) in Net Income/(Loss) (1)
Equity securities at fair value	$69,119,010	25% increase	$86,398,763	$17,279,753
		25% decrease	$51,839,257	$(17,279,753)

(1)	Changes in unrealized gains and losses on listed equity securities at fair value are included in earnings in the consolidated statements of comprehensive income.

The following table summarizes the Company’s equity price risks in equity method investments recorded at fair value on a recurring basis as of December 31, 2024, and shows the effects of a hypothetical 25 percent increase and a 25 percent decrease in market prices.

(U.S. dollars)	Fair Value at December 31, 2024	Hypothetical Percentage Change	Estimated Fair Value After Hypothetical Price Change	Estimated Increase/ (Decrease) in Net Income/(Loss) (1)
MPC Container Ships	$111,586,255	25% increase	$139,482,819	$27,896,564
		25% decrease	83,689,691	(27,896,564)
MPC Energy Solution	$3,868,793	25% increase	$4,835,991	$967,198
		25% decrease	2,901,595	(967,198)
Total	$115,455,048	25% increase	144,318,810	28,863,762
		25% decrease	86,591,286	(28,863,762)

The selected hypothetical changes do not reflect what could be considered best- or worst-case scenarios. Results could be significantly different due to both the nature of markets and the concentration of the Company’s investment portfolio.

Inflation Risk

Inflation has not had a material effect on our expenses in the preceding fiscal year. Inflation continued to fall in 2024. At the end of 2024, the inflation rate in the eurozone and Germany was back down at around 2%, and slightly higher in the United States. Against a backdrop of declining inflation, central banks relaxed their restrictive monetary policy again.

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

As of December 31, 2024, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Subject to the paragraph below, based upon that evaluation, our management concluded that, as of December 31, 2024, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

We have excluded from the scope of our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, the disclosure controls and procedures relating to MPC Capital and its subsidiaries, which was acquired in a business combination on December 16, 2024, which represented 39% of our consolidated total assets for the year ended December 31, 2024.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Subject to the paragraph below, based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2024.

As permitted by related SEC staff interpretive guidance for newly acquired businesses, we have excluded from the scope of our assessment of internal control over financial reporting MPC Capital, together with its subsidiaries, which was acquired in a business combination on December 16, 2024, which represented 39% of our consolidated total assets for the year ended December 31, 2024.

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

The Board has determined that Mr. Georgios Daskalakis, who served as Chairman of the Audit Committee up until February 10, 2025 and Mr. Angelos Rounick Platanias, who serves as Chairman of the Audit Committee since February 11, 2025, qualify as an “audit committee financial expert” under SEC rules, and that Mr. Daskalakis was and Mr. Angelos Rounick Platanias is “independent” under applicable Nasdaq rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

We adopted a code of conduct that applies to any of our employees, including our Chief Executive Officer and Chief Financial Officer. The code of conduct may be downloaded from our website (www.castormaritime.com). None of the information contained on, or that can be accessed through, the Company’s website is incorporated into or forms a part of this Annual Report. Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of conduct at no cost. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of our code of conduct, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2024, no such amendment was made, or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Aggregate fees billed to the Company for the years ended December 31, 2023, and 2024 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

	For the year ended
In U.S. dollars	December 31, 2023	December 31, 2024
Audit Fees	$439,820	$238,674

Audit-Related Fees

Not applicable.

Tax Fees

During 2023 and 2024, tax fees amounted to $0 and $8,000, respectively, representing fees for professional services provided in connection with various U.S. income tax advisory services.

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

•
Audit Committee. The Nasdaq requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Nasdaq Rule 5615(a)(3), we follow home country practice regarding audit committee composition and therefore our audit committee consists currently of two independent members of our Board, Mr. Angelos Rounick Platanias and Mr. Dionysios Makris. Although the members of our audit committee are independent, we are not required to ensure their independence under Nasdaq Rule 5605(c)(2)(A) subject to compliance with Rules 10A-3(b)(1) and 10A-3(c) under the Securities Exchange Act of 1934.

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

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is included as Exhibit 11.1 to this Annual Report on Form 20-F.

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

In 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

The ITC Department currently comprises a senior IT professional who has approximately 15 years’ experience in risk management, cybersecurity, and information technology. This individual has, and any future members of the ITC Department are expected to have, credentials relevant to their role, which includes prior experience working in similar roles and formal education (e.g., a Bachelors of Science in information technology fields). The ITC Department is also expected to keep abreast of cybersecurity best practices and procedures. The ITC Department is responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy. The ITC Department utilizes key performance indicators and metrics to monitor their performance and track progress towards goals established by the ITC Department.

With regards to our asset management segment, responsibility for overseeing cybersecurity risks is integrated into the purview of the IT service provider MPC IT Services GmbH (“MPC IT”). MPC IT is responsible for monitoring, detecting and assessing cybersecurity risks and incidents in our asset management segment. MPC IT maintains a robust cybersecurity infrastructure with centralized management of all client systems, ensuring streamlined oversight and consistent enforcement of security policies across the organization.

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

The financial information required by this Item is set forth on pages F-1 to F-73 filed as part of this Annual Report.

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

4.4
Amended and Restated Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of the Castor Maritime Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on December 12, 2024.

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

4.8
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated July 12, 2020, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on July 15, 2020.

4.9
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

4.10
Amended and Restated Master Management Agreement, dated July 28, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.11
Addendum No.1 to the Amended and Restated Master Management Agreement, dated November 18, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries, its ex-shipowning subsidiary and Castor Ships S.A., incorporated by reference to Exhibit 4.17 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.12
Contribution and Spin-Off Distribution Agreement entered into by and between Castor Maritime Inc. and Toro Corp., dated March 7, 2023, incorporated by reference to Exhibit 4.18 of the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

4.13
Equity Distribution Agreement entered into by and between Castor Maritime Inc. and Maxim Group LLC, dated May 23, 2023, incorporated by reference to Exhibit 1.1 of the Company’s report on Form 6-K furnished to the SEC on May 23, 2023.

4.14	Form of Memorandum of Agreement for Vessel Sale, incorporated by reference to Exhibit 4.23 of the Company’s annual report on Form 20-F filed with the SEC on February 29, 2024.

4.15*	Share Purchase Agreement for the Majority of Shares in MPC Munchmeyer Petersen Capital AG, dated as of December 12, 2024.

4.16
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of December 12, 2024, incorporated by reference to Exhibit 99.1 of the Company’s report on Form 6-K furnished to the SEC on December 12, 2024.

4.17
Term Loan Facility Agreement by and among Castor Maritime Inc., Toro Corp. and the shipowning subsidiaries of Castor Maritime Inc. named therein, dated as of December 11, 2024, incorporated by reference to Exhibit 99.3 of the Company’s  report on Form 6-K furnished to the SEC on December 12, 2024.

8.1	List of Subsidiaries.

11.1	Policies and Procedures to Detect and Prevent Insider Trading of Castor Maritime Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer and Chief Financial Officer.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Independent Registered Public Accounting Firm.

97.1
Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation, incorporated by reference to Exhibit 97.1 of the Company’s annual report on Form 20-F filed with the SEC on February 29, 2024

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

*
Portions of this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form 20-F. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CASTOR MARITIME INC.

/s/ Petros Panagiotidis	May 14, 2025
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Castor Maritime Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders' equity and mezzanine equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits and the report of BDO AG Wirtschaftsprüfungsgesellschaft, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of MPC Münchmeyer Petersen Capital AG (a subsidiary), which financial statements reflect total assets constituting 39% of consolidated total assets as of December 31, 2024, and total revenues constituting 2% of consolidated total revenues for the year ended December 31, 2024.

Those financial statements were audited by BDO AG Wirtschaftsprüfungsgesellschaft, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for MPC Münchmeyer Petersen Capital AG, is based solely on the report of BDO AG Wirtschaftsprüfungsgesellschaft.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of BDO AG Wirtschaftsprüfungsgesellschaft provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mezzanine Equity— Refer to Note 14(c) to the financial statements

Critical Audit Matter Description

The Company’s mezzanine equity includes 100,000 Series D Cumulative Perpetual Convertible Preferred Shares (“Series D Preferred Shares”) of which 50,000 Series D Preferred Shares were issued in 2024 for an aggregate consideration of $50.0 million in cash. The Company determined that this issuance resulted in an extinguishment and an amount of $22.4 million, being the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares and (2) the carrying amount of the preferred shares as a capital contribution on extinguishment and has been recognized in equity.

As there was no observable market for the Series D Preferred Shares, the fair value was determined by the Company by taking into consideration a third-party valuation which used quotes and other observable market data, to the extent such data were available, but which also required the use of one or more unobservable inputs significant to the valuation taken as a whole such as volatility and weighted average cost of capital. The fair value of $77.6 million is based on significant unobservable inputs that reflect management's determination of assumptions that market participants might reasonably use in valuing the Series D Preferred Shares.

We identified the initial recognition of the Series D Preferred Shares at fair value as a critical audit matter due to the judgments necessary for management to select an appropriate valuation methodology and the use of significant unobservable inputs to estimate the fair value of these preferred shares.

This required a high degree of auditor judgement and increased effort, including the need to involve fair value specialists who possess significant quantitative and modeling expertise to obtain an understanding of the appropriateness of the valuation methodology and to audit and evaluate the assumptions in determining the fair value of these preferred shares.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation methodology and unobservable inputs used by management to estimate the fair value of the Series D Preferred Shares, included the following, among others:

•	We evaluated the Company’s accounting for the Series D Preferred Shares in accordance with generally accepted accounting principles.
•	With the assistance of our fair value specialists, we evaluated the appropriateness of the assumptions for the unobservable inputs used in the valuation model to derive the pricing information.
•	With the assistance of our fair value specialists, we tested the reasonableness of the related significant unobservable inputs by comparing these inputs to external sources.
•	With the assistance of our fair value specialists, we evaluated the appropriateness of the valuation methodology used.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
May 14, 2025

We have served as the Company's auditor since 2017.

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board
MPC Münchmeyer Petersen Capital AG
Hamburg, Germany

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of MPC Münchmeyer Petersen Capital AG (the “Company”) as of December 31, 2024, and December 16, 2024 (date of acquisition), the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows in the sixteen day period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”(not included herein)). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and December 16, 2024, and the results of its operations and its cash flows in the sixteen day period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the supervisory board and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As described in Note 1 to the consolidated financial statements, on December 16, 2024, Thalvora Holdings GmbH, a subsidiary of Castor Maritime Inc., acquired 74.09% of the shares in the Company. The Company has elected to apply pushdown accounting. The new basis of accounting was established by the Company for the individual assets and liabilities that were acquired using the acquisition method of accounting. The Company recorded intangible assets of 19,575k USD. Part of the account is an intangible asset for customer relationships. The company also recorded investments of 169,843k USD. The investment in the company Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG (WASM) is one of those investments.

We identified the fair value accounting for the customer relationships and the investment in WASM as a critical audit matter. Auditing the Company’s accounting for these assets involved especially complex auditor judgement due to the significant estimation in management’s determination of the fair value of these acquired assets and the extent of specialized skills and knowledge needed. Specifically, the estimation uncertainty for (1) the customer relationship intangible asset primarily related to the future revenues per customer and the discount rate utilized in the multi-period excess earning method used by the Company to measure the fair value; and for (2) the investment in WASM primarily related to the assumptions of business plan and discount rate utilized in the discounted cash flow model the Company used to measure the fair value of this investment.

The primary procedures we performed to address this critical audit matter included (1) utilizing personnel with specialized knowledge and skills in valuation in evaluating the methodology of the models used (Multi Period Excess Earnings Method and discounted cash flow), assessing the appropriateness of the discount rates by analyzing the derivation of individual parameters; (2) assessing the appropriateness of future revenues per customer for the valuation of the customer relationship intangible asset; and (3) evaluating the business plan for WASM used by management by comparing it to third-party industry data, the company’s approved budget as well as historical results.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 2011.
Frankfurt, Germany
May 14, 2025

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and December 31, 2024
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	December 31,
CURRENT ASSETS:	Note	2023	2024
Cash and cash equivalents		$111,383,645	$87,896,786
Restricted cash	12	2,327,502	—
Accounts receivable trade, net		2,914,899	2,688,116
Due from related parties	4	5,650,168	6,393,625
Inventories		977,639	1,552,262
Prepaid expenses and other assets		3,277,873	3,773,218
Income tax receivable	23	—	11,844,503
Investment in equity securities	13	77,089,100	69,119,010
Assets held for sale	4, 7	38,656,048	69,430,788
Accrued charter revenue		—	52,084
Derivative Assets	15	—	1,107,832
Total current assets		242,276,874	253,858,224

NON-CURRENT ASSETS:
Vessels, net	7	229,536,996	200,443,193
Property and equipment, net	9	—	1,994,191
Restricted cash	12	7,190,000	—
Due from related parties	4	4,504,340	3,504,667
Prepaid expenses and other assets		500,000	204,146
Deferred charges, net	5	3,231,461	2,205,544
Fair value of acquired time charters	6	265,173	119,733
Investment in related party	4(c)	117,537,135	117,560,467
Equity method investments	11	—	50,503,722
Equity method investments measured at fair value	11	—	115,455,048
Equity investments	15	—	4,661,658
Goodwill	2, 8	—	17,932,243
Intangible assets, net	10	—	19,323,603
Operating lease right-of-use assets	16	—	7,770,979
Deferred tax assets	23	—	1,839,503
Total non-current assets		362,765,105	543,518,697

Total assets		$605,041,979	$797,376,921

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	12	17,679,295	1,053,156
Current portion of long-term debt, related party, net	4	—	9,970,623
Debt related to assets held for sale, net	12	2,406,648	—
Liabilities directly associated with assets held for sale	7	—	17,656,371
Accounts payable		2,833,167	2,127,051
Deferred revenue		1,548,892	578,452
Accrued liabilities (including $0 and $364,205 accrued interest to related party, respectively)	4	3,592,728	23,045,515
Due to related parties	4(d)	541,666	889,020
Derivative liabilities	15	—	1,389,542
Operating lease liabilities	16	—	1,049,167
Income tax payable	23	—	6,642,888
Total current liabilities		28,602,396	64,401,785

NON-CURRENT LIABILITIES:
Long-term debt, net	12	65,709,842	2,603,900
Long-term debt, related party	4	—	89,921,162
Other accrued liabilities		—	166,156
Operating lease liabilities	16	—	6,721,813
Deferred tax liabilities	23	—	8,096,383
Total non-current liabilities		65,709,842	107,509,414

Commitments and contingencies	17

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 50,000 and 100,000 shares issued and outstanding as of December 31, 2023, and December 31, 2024, respectively, aggregate liquidation preference of $50,000,000 and $100,000,000 as of December 31, 2023 and December 31, 2024, respectively		49,549,489	77,708,258
Total mezzanine equity	14	49,549,489	77,708,258

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2023 and December 31, 2024	14	9,662	9,662
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2023, and December 31, 2024	14	12	12
Additional paid-in capital	14	266,447,819	265,389,338
Retained earnings		194,722,759	228,527,153
Accumulated other comprehensive loss		—	(1,509,187)
Total Castor Maritime Inc. shareholders’ equity		461,180,252	492,416,978
Noncontrolling interests	8	—	55,340,486
Total shareholders’ equity		461,180,252	547,757,464
Total liabilities, mezzanine equity and shareholders’ equity		$605,041,979	$797,376,921

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2022, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2022	2023	2024
REVENUES:
Time charter revenues	6,19	$150,216,130	$97,515,511	$65,069,003
Total vessel revenues		150,216,130	97,515,511	65,069,003
Revenue from services (including $0, $0, $381,778 from related parties for the years ended December 31, 2022, 2023, and 2024, respectively)	19	—	—	1,174,376
Total revenues		150,216,130	97,515,511	66,243,379

EXPENSES:
Voyage expenses (including $1,944,288, $1,274,384 and $1,170,615 to related party for the years ended December 31, 2022, 2023, and 2024, respectively)	4,20	(3,721,277)	(5,052,228)	(4,248,856)
Vessel operating expenses	20	(41,259,554)	(41,913,628)	(26,188,773)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)		—	—	(1,117,476)
Management fees to related parties	4	(6,562,400)	(7,167,397)	(4,808,602)
Depreciation and amortization	5,7,9,10	(18,535,237)	(22,076,831)	(15,037,006)
Loss on vessels held for sale	7	—	—	(3,629,521)
Provision for doubtful accounts		—	—	(4,823)
General and administrative expenses (including $2,100,000, $3,099,000 and $7,719,165 to related party for the years ended December 31, 2022, 2023, and 2024, respectively)	4, 21	(7,043,937)	(5,681,371)	(13,343,878)
Net gain on sale of vessels	4, 7	—	6,383,858	19,298,394
Gain from a claim	17	—	—	1,418,096
Total expenses, net		(77,122,405)	(75,507,597)	(47,662,445)

Other operating income (expense):
Net gain on disposal		—	—	158,440
Net gain from equity method investments measured at fair value	11	—	—	2,687,236
Total other operating income (expense)		—	—	2,845,676

Operating income		73,093,725	22,007,914	21,426,610

OTHER INCOME/(EXPENSES):
Interest and finance costs (including $0, $0 and $781,828 to related party for the years ended December 31, 2022, 2023 and 2024, respectively)	4,12,22	(7,681,482)	(11,259,643)	(6,086,355)
Interest income		1,355,491	3,209,886	6,882,719
Foreign exchange gains / (losses)		109,882	(92,745)	(161,142)
Dividend income on equity securities	13	24,528	1,312,222	6,692,418
Dividend income from related party	4	—	1,166,667	1,423,332
Gain / (loss) on equity securities	13	27,450	5,136,649	(14,738,660)
Total other expenses, net		(6,164,131)	(526,964)	(5,987,688)

Net income from continuing operations, before taxes		$66,929,594	$21,480,950	$15,438,922
Income taxes	23	(388,669)	(177,794)	(133,988)
Net income from continuing operations, net of taxes		$66,540,925	$21,303,156	$15,304,934
Net income from discontinued operations, net of taxes	3	52,019,765	17,339,332	—
Net income		118,560,690	38,642,488	15,304,934
Less: Net income attributable to the non-controlling interest		—	—	(685,938)
Net income attributable to Castor Maritime Inc.		118,560,690	38,642,488	14,618,996
Deemed dividend on warrants repurchase		—	(444,885)	—
Dividend on Series D Preferred Shares		—	(1,020,833)	(2,645,833)
Deemed dividend on Series D Preferred Shares		—	(196,296)	(606,444)
Deemed contribution from Series D preferred shareholders	14	—	—	22,437,675
Net income attributable to common shareholders of Castor Maritime Inc.		118,560,690	36,980,474	33,804,394

Other comprehensive loss:
Foreign currency translation	2	—	—	(1,878,694)
Net cash flow hedges		—	—	(168,377)
Other comprehensive loss		—	—	(2,047,071)
Other comprehensive loss attributable to noncontrolling interests		—	—	537,884
Other comprehensive loss attributable to Castor Maritime Inc.		—	—	(1,509,187)

Total comprehensive income		118,560,690	38,642,488	13,257,863
Comprehensive income attributable to noncontrolling interests		—	—	(148,054)
Total comprehensive income attributable to Castor Maritime Inc.		118,560,690	38,642,488	13,109,809

Earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, continuing operations	18	7.03	2.05	3.50
Earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, continuing operations	18	7.03	0.95	0.38
Earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, discontinued operations	18	5.50	1.81	—
Earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, discontinued operations	18	5.50	0.79	—
Earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, Total	18	12.53	3.86	3.50
Earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, Total	18	12.53	1.74	0.38
Weighted average number of common shares, basic	18	9,460,976	9,571,045	9,662,354
Weighted average number of common shares, diluted	18	9,460,976	21,953,833	38,745,250

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the years ended December 31, 2022, 2023, and 2024
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued									Mezzanine equity
	Common shares	Series B Preferred shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Accumulated Other Comprehensive Loss	Castor Maritime Inc.	Non-controlling Interest	Total Shareholders’ Equity	# of Series D Preferred Shares	Mezzanine Equity
Balance, December 31, 2021	9,460,976	12,000	9,473	303,743,302	39,181,595	—	342,934,370	—	342,934,370	—	—
- Net income and comprehensive income	—	—	—	—	118,560,690	—	118,560,690	—	118,560,690	—	—
Balance, December 31, 2022	9,460,976	12,000	9,473	303,743,302	157,742,285	—	461,495,060	—	461,495,060	—	—
- Distribution of net assets of Toro Corp. to shareholders (Note 1)	—	—	—	(37,919,432)	—	—	(37,919,432)	—	(37,919,432)	—	—
- Issuance of common shares pursuant to the ATM Program (Note 14)	201,378	—	201	620,690	—	—	620,891	—	620,891	—	—
- Issuance of Series D Preferred Shares, net of costs (Note 14)	—	—	—	—	—	—	—	—	—	50,000	49,353,193
- Capital contribution from Toro, pursuant to the issuance of Series D Preferred Shares (Note 14)	—	—	—	500,000	—	—	500,000	—	500,000	—	—
- Dividend on Series D Preferred Shares	—	—	—	—	(1,020,833)	—	(1,020,833)	—	(1,020,833)	—	—
- Deemed dividend on Series D Preferred Shares (Note 14)	—	—	—	—	(196,296)	—	(196,296)	—	(196,296)	—	196,296
- Warrants repurchase (Note 14)	—	—	—	(941,626)	—	—	(941,626)	—	(941,626)	—	—
- Deemed dividend on warrants repurchase (Note 14)	—	—	—	444,885	(444,885)	—	—	—	—	—	—
- Net income and comprehensive income	—	—	—	—	38,642,488	—	38,642,488	—	38,642,488	—	—
Balance, December 31, 2023	9,662,354	12,000	9,674	266,447,819	194,722,759	—	461,180,252	—	461,180,252	50,000	49,549,489
- Non-cash extinguishment of Series D Preferred Shares (Note 14)	—	—	—	—	—	—	—	—	—	(50,000)	(50,037,675)
- Issuance of Series D Preferred Shares at fair value, net of costs (Note 14)	—	—	—	—	—	—	—	—	—	100,000	77,590,000
- Capital contribution from extinguishment, pursuant to the issuance of Series D Preferred Shares to Toro (Note 14)	—	—	—	—	22,437,675	—	22,437,675	—	22,437,675	—	—
- Dividend on Series D Preferred Shares	—	—	—	—	(2,645,833)	—	(2,645,833)	—	(2,645,833)	—	—
- Deemed dividend on Series D Preferred Shares	—	—	—	—	(606,444)	—	(606,444)	—	(606,444)	—	606,444
- Warrants repurchase (Note 14)	—	—	—	(1,058,481)	—	—	(1,058,481)	—	(1,058,481)	—	—
- Acquisition of non-controlling interest (MPC Capital acquisition) Note 8	—	—	—	—	—	—	—	55,623,553	55,623,553	—	—
- Changes due to disposal of a subsidiary	—	—	—	—	—	—	—	(440,615)	(440,615)	—	—
- Share-based compensation (Note 24)	—	—	—	—	—	—	—	9,494	9,494	—	—
- Other comprehensive loss	—	—	—	—	—	(1,509,187)	(1,509,187)	(537,884)	(2,047,071)	—	—
- Net income and comprehensive income	—	—	—	—	14,618,996	—	14,618,996	685,938	15,304,934	—	—
Balance, December 31, 2024	9,662,354	12,000	9,674	265,389,338	228,527,153	(1,509,187)	492,416,978	55,340,486	547,757,464	100,000	77,708,258

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2023, and 2024
(Expressed in U.S. Dollars)

		Year Ended December 31,
	Note	2022	2023	2024
Cash Flows provided by Operating Activities of Continuing Operations:
Net income		$118,560,690	$38,642,488	$15,304,934
Less: Net income from discontinued operations, net of taxes		(52,019,765)	(17,339,332)	—
Net income from continuing operations, net of taxes		66,540,925	21,303,156	15,304,934
Adjustments to reconcile net income from Continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	5,7,9,10	18,535,237	22,076,831	15,037,006
Amortization and write-off of deferred finance charges	12	730,513	888,523	810,000
Amortization of fair value of acquired time charters	6	409,538	2,242,333	622,541
Straight line amortization of hire		—	—	(52,084)
Net gain on sale of vessels	7	—	(6,383,858)	(19,298,394)
Loss on vessels held for sale	7	—	—	3,629,521
Provision for doubtful accounts		—	—	4,823
Share-based compensation		—	—	9,494
Unrealized gains from equity method investments		—	—	(2,687,236)
Unrealized (gains) / losses on equity securities	13	—	(5,134,013)	14,664,266
Realized (gain) / loss on sale of equity securities	13	(27,450)	(2,636)	269,119
Non-cash effects from translation to reporting currency		—	—	(121,572)
Gain from a claim		—	—	(1,418,096)
Changes in operating assets and liabilities:
Accounts receivable trade, net		1,415,828	(208,487)	3,500,308
Inventories		(640,665)	539,742	(259,885)
Due from/to related parties		7,573,712	(4,518,056)	5,826,732
Prepaid expenses and other assets		247,377	(86,333)	1,014,149
Other deferred charges		114,761	51,138	—
Accounts payable		3,344,840	(3,260,521)	(1,786,123)
Accrued liabilities		1,407,618	(1,894,102)	4,390,018
Income tax receivable / payable		—	—	129,173
Derivative assets and liabilities, net		—	—	61,026
Deferred revenue		(796,014)	(1,034,987)	(970,440)
Dry-dock costs paid		(3,180,671)	(2,395,365)	(1,199,999)
Dividends received from equity investments		—	—	222,490
Dividends received from equity method investments measured at fair value		—	—	4,209,527
Net Cash provided by Operating Activities from Continuing Operations		95,675,549	22,183,365	41,911,298

Cash flow used in Investing Activities of Continuing Operations:
Vessel acquisitions (including time charters attached) and other vessel improvements	7	(75,553,224)	(623,283)	(72,171,465)
Purchase of equity securities	13	(60,750)	(72,211,450)	(59,903,362)
Acquisition of a subsidiary, net of cash acquired	8	—	—	(162,960,366)
Proceeds from sale of equity securities	13	88,200	258,999	52,940,067
Net proceeds from sale of vessels	7	—	63,607,430	107,867,155
Proceeds from a claim	17	—	—	1,418,096
Proceeds from disposition of equity investments		—	—	248,715
Proceeds from disposition of subsidiaries, net of cash disposed of		—	—	(914,718)
Net cash used in Investing Activities from Continuing Operations		(75,525,774)	(8,968,304)	(133,475,878)

Cash flows provided by / (used in) Financing Activities of Continuing Operations:
Gross proceeds from issuance of common shares and warrants		—	881,827	—
Repurchase of warrants	14	—	(941,626)	(1,058,481)
Common share issuance expenses		(65,797)	(260,936)	—
Gross proceeds from Series D Preferred Shares	14	—	50,000,000	50,000,000
Series D Preferred Shares issuance expenses		—	(146,807)	(10,000)
Dividends paid on Series D Preferred Shares	14	—	(479,167)	(2,500,000)
Proceeds from long-term debt (including related party)	4,12	77,500,000	—	100,000,000
Repayment of long-term debt	12	(24,493,000)	(53,864,500)	(86,866,269)
Payment of deferred financing costs		(986,209)	(25,178)	—
Proceeds received from Toro Corp. related to Spin-Off	4	—	2,694,647	—
Net cash provided by/ (used in) Financing Activities from continuing operations		51,954,994	(2,141,740)	59,565,250

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		28,077,502	20,409,041	—
Net cash provided by / (used in) Investing Activities from discontinued operations		11,788,681	(153,861)	—
Net cash used in Financing Activities from discontinued operations		(3,050,000)	(62,734,774)	—
Net cash provided by / (used in) discontinued operations		36,816,183	(42,479,594)	—

Effect of exchange rate changes on cash, cash equivalents and restricted cash		—	—	(284,819)
Net increase/(decrease) in cash, cash equivalents, and restricted cash		108,920,952	(31,406,273)	(32,284,149)
Cash, cash equivalents and restricted cash at the beginning of the period		43,386,468	152,307,420	120,901,147
Cash, cash equivalents and restricted cash at the end of the period		$152,307,420	$120,901,147	$88,616,998

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$142,373,151	$111,383,645	$87,896,786
Restricted cash, current		1,684,269	2,327,502	—
Restricted cash, non-current		8,250,000	7,190,000	—
Cash and cash equivalents included in assets held for sale		—	—	720,212
Cash, cash equivalents, and restricted cash		$152,307,420	$120,901,147	$88,616,998

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		5,669,627	10,153,448	3,200,464
Cash paid for income taxes, net of refunds		—	—	33,048
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		34,000	34,000	—
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		204,763	—	143,709
Unpaid deferred financing costs		25,178	—	110,000
Dividend declared but unpaid		—	541,666	687,500
Deemed dividend on Series D Preferred Shares		—	196,296	606,444
Deemed contribution from Series D preferred shareholders		—	—	22,437,675
Deemed dividend on warrants repurchase		—	444,885	—
Net assets of Toro (discontinued operations)		—	37,919,432	—

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly owned and majority-owned subsidiaries (collectively, the “Company”). Castor   is a diversified global shipping and energy company, with activities directly and indirectly in investment and asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of December 31, 2024, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 27, 2024, the Company effected a 1-for-10 reverse stock split on its issued and outstanding common shares (Note 14). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively for the periods presented.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra (as defined below) to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”), having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all of Toro’s common shares outstanding to its holders of common shares of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares (such transactions collectively, the “Spin-Off”). The Spin-Off was concluded on March 7, 2023. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments that were part of the Spin-Off are reported as discontinued operations for the years ended December 31, 2022 and 2023 (Note 3). Toro’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “TORO”. As part of the Spin-Off, Toro entered into various agreements effecting the separation of Toro’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under an $18.0 million term loan facility entered into by Alpha Bank S.A. and two of the Company’s former tanker-owning subsidiaries on April 27, 2021. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares issued to the Company in connection with the Spin-Off.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

The assets and liabilities of Toro on March 7, 2023, were as follows:

March 7, 2023
Cash and cash equivalents	$61,359,774
Accounts receivable trade, net	6,767,408
Due from related parties, current	4,528,948
Inventories	890,523
Prepaid expenses and other assets, current	1,447,062
Vessels, net	91,492,003
Restricted cash	700,000
Due from related parties, non-current	1,708,474
Prepaid expenses and other assets, non-current	4,449,999
Deferred charges, net	2,685,922
Due to Related Parties	(3,001,865)
Accounts payable	(2,432,095)
Accrued liabilities	(3,041,530)
Long-term debt, net	(12,413,056)
Net assets of Toro	155,141,567
Less: Investment in Preferred Shares of Toro issued as part of Spin-Off (refer Note 4(c))	(117,222,135)
Distribution of net assets of Toro to the Company’s shareholders	$37,919,432

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

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessels, except for the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 and December 18, 2024, respectively.

As of December 31, 2024, the Company owned a diversified fleet of 13 vessels, with a combined carrying capacity of 0.9 million dwt, consisting of four Kamsarmax, five Panamax and one Ultramax dry bulk vessels, as well as two 2,700 TEU and one 1,850 TEU containerships.

On December 12, 2024, Castor Maritime Inc., through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which Castor agreed to acquire from MPC Münchmeyer Petersen & Co. GmbH (“MPC Holding”), subject to certain  terms and conditions, 26,116,378 shares of common stock of MPC Münchmeyer Petersen Capital AG (“MPC Capital”), representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (approximately $192.0 million at the time of the transaction), excluding transaction related costs. On December 16, 2024, the acquisition  of the 26,116,378 shares of common stock of MPC Capital was completed. MPC Capital is an investment and asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, project access, and integrated asset management expertise, including technical and commercial ship management. The transaction was financed with cash on hand and the proceeds of (i) a $100 million senior term loan facility between Toro and Castor and (ii) the issuance of an additional 50,000 of Castor’s 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share (the “Series D Preferred Shares”) to Toro for an aggregate consideration of $50,000,000, each of which are discussed in greater detail below.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

The Company accounted for the control obtained in MPC Capital on December 16, 2024 “as a business combination”, which resulted in the application of the “acquisition method”, as defined under ASC 805, Business Combinations, with the Company to be considered the accounting acquirer of MPC Capital. The assets acquired and liabilities assumed on the date of control were recorded at fair value (Note 8).

Details of the Company’s wholly-owned and majority-owned subsidiaries as of December 31, 2024, are listed below.

(a)     Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
3	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
4	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
5	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022
6	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
7	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
8	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
9	Jerry Shipping Co. (“Jerry S”)	Marshall Islands	M/V Ariana A	38,117	2005	November 2022
10	Tom Shipping Co. (“Tom S”)	Marshall Islands	M/V Gabriela A	38,121	2005	November 2022
11	Aladdin Shipping Co. (“Aladdin”)	Marshall Islands	M/V Magic Celeste	63,310	2015	August 2024
12	Ariel Shipping Co. (“Ariel”)	Marshall Islands	M/V Magic Ariel	81,845	2020	October 2024
13	Yogi Bear Shipping Co. (Yogi”)	Marshall Islands	M/V Raphaela	26,811	2008	October 2024

(b)     Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Containco Shipping Inc.	Marshall Islands

(c)     Consolidated holding subsidiary:

	Company	Country of incorporation
1	Thalvora Holdings GmbH	Germany

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(d)     Consolidated non-vessel owning subsidiaries:

	Company	Country of incorporation
1	Castor Maritime SCR Corp. (“Castor SCR”) (1)	Marshall Islands
2	Bagheera Shipping Co. (“Bagheera”) (2)	Marshall Islands
3	Luffy Shipping Co. (“Luffy”) (3)	Marshall Islands
4	Kabamaru Shipping Co. (“Kabamaru”) (4)	Marshall Islands
5	Bistro Maritime Co. (“Bistro”) (5)	Marshall Islands
6	Garfield Shipping Co. (“Garfield”) (6)	Marshall Islands
7	Pikachu Shipping Co. (“Pikachu”) (7)	Marshall Islands
8	Jumaru Shipping Co. (“Jumaru”) (8)	Marshall Islands
9	Pumba Shipping Co. (“Pumba”) (9)	Marshall Islands
10	Snoopy Shipping Co. (“Snoopy”) (10)	Marshall Islands
11	Super Mario Shipping Co. (“Super Mario”) (11)	Marshall Islands
12	Stewie Shipping Co. (“Stewie”) (12)	Marshall Islands
13	Pocahontas Shipping Co. (“Pocahontas”) (13)	Marshall Islands
14	Indigo Global Corp.	Marshall Islands

(1)	Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager with effect from November 1, 2021.

(2)	Bagheera Shipping Co. no longer owns any vessel following the sale of the M/V Magic Rainbow on March 13, 2023, and delivery of such vessel to an unaffiliated third-party on April 18, 2023.

(3)	Luffy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Twilight on June 2, 2023, and delivery of such vessel to an unaffiliated third-party on July 20, 2023.

(4)	Kabamaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Argo on September 22, 2023, and delivery of such vessel to an unaffiliated third-party on December 14, 2023.

(5)	Bistro Maritime Co. no longer owns any vessel following the sale of the M/V Magic Sun on October 6, 2023, and delivery of such vessel to an unaffiliated third-party on November 14, 2023.

(6)	Garfield Shipping Co. no longer owns any vessel following the sale of the M/V Magic Phoenix on October 16, 2023, and delivery of such vessel to an unaffiliated third-party on November 27, 2023.

(7)
Pikachu Shipping Co. no longer owns any vessel following the sale of the M/V Magic Moon on November 10, 2023, and delivery of such vessel to an unaffiliated third-party on January 16, 2024 (see also Note 7).

(8)
Jumaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Nova on January 19, 2024, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on March 11, 2024 (see also Note 7).

(9)
Pumba Shipping Co. no longer owns any vessel following the sale of the M/V Magic Orion on December 7, 2023, and delivery of such vessel to an unaffiliated third-party on March 22, 2024 (see also Note 7).

(10)
Snoopy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Nebula on February 15, 2024, and delivery of such vessel to an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on April 18, 2024 (see also Note 7).

(11)
Super Mario Shipping Co. no longer owns any vessel following the sale of the M/V Magic Venus on December 21, 2023, and delivery of such vessel to an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on May 10, 2024 (see also Note 7).

(12)	Stewie Shipping Co. no longer owns any vessel following the sale of the M/V Magic Vela on May 1, 2024, and delivery of such vessel to an unaffiliated third-party on May 23, 2024 (see also Note 7).

(13)
Pocahontas Shipping Co. no longer owns any vessel following the sale of the M/V Magic Horizon on January 19, 2024, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on May 28, 2024 (see also Note 7).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(e)     Consolidated majority-owned subsidiaries:

Company	Country of incorporation	Shares held in percent	Shareholder
MPC Münchmeyer Petersen Capital AG	Germany	74.09%	Thalvora Holdings GmbH

The consolidated subsidiaries in the table below are held by the MPC Münchmeyer Petersen Capital AG:

Company	Country of incorporation	Shares held in percent	Shareholder
Curamus Managementgesellschaft mbH, Hamburg (formerly: Verwaltung ZLG Abwicklungsgesellschaft mbH, Hamburg)	Germany	100%	MPC Capital Dritte Beteiligungsgesellschaft mbH, Hamburg
Deepsea Oil Explorer Plus GmbH & Co. KG, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Duisburg Invest Beteiligungsgesellschaft mbH & Co. KG, Hamburg	Germany	100%	MPC Capital AG, Hamburg 99.90% MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg 0.10%
Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
ELG Erste Liquidationsmanagement GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
First Fleet Philipp Beteiligungs GmbH, Delmenhorst	Germany	100%	MPC Capital Investments GmbH, Hamburg
Harper Petersen Albis GmbH & Co. KG, Hamburg (formerly: Albis Shipping & Transport GmbH & Co. KG, Hamburg)	Germany	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Harper Petersen & Co. Asia Ltd., Hongkong / China	China	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Harper Petersen & Co. B.V., Amsterdam / Netherlands	Netherlands	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Harper Petersen & Co. GmbH & Co. KG, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Harper Petersen & Co. Pte Ltd., Singapur	Singapore	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
HLD Vermögensverwaltungsgesellschaft UG (haftungsbeschränkt) i.L., Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Immobilienmanagement MPC Student Housing Venture GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
Immobilienmanagement Sachwert Rendite-Fonds GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Management Sachwert Rendite-Fonds Immobilien GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Managementgesellschaft Harper Petersen mbH, Hamburg	Germany	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Managementgesellschaft MPC Global Maritime Opportunity Private Placement GmbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Managementgesellschaft MPC Solarpark mbH, Hamburg	Germany	100%	MPC Münchmeyer Petersen Real Estate Consulting GmbH, Hamburg
Managementgesellschaft Oil Rig Plus mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Achte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Best Select Company Plan Managementgesellschaft mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Capital Advisory GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Dritte Beteiligungsgesellschaft mbH, Hamburg (formerly: MPC Micro Living Development GmbH, Hamburg)	Germany	100%	MPC Capital AG, Hamburg
MPC Capital GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Investments GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
MPC Dritte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC ECOBOX OPCO 1 Beteiligungs GmbH & Co. KG. Hamburg	Germany	51.1%	MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg
MPC ECOBOX OPCO 2 Beteiligungs GmbH & Co. KG. Hamburg	Germany	77.6%	MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg
MPC ECOBOX OPCO 4 GmbH & Co. KG i.L., Hamburg	Germany	81.7%	MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg
MPC Energías Renovables Colombia S.A.S., Bogotá / Colombia	Colombia	100%	MPC Capital GmbH, Hamburg
MPC Elfte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Fünfte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Investment Partners GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Investment Services GmbH, Hamburg	Germany	100%	MPC Capital AG
MPC Maritime Beteiligungsgesellschaft mbH & Co. KG, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Maritime Beteiligungsverwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Maritime Holding GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Maritime Investments GmbH i.L., Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Multi Asset Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

MPC Münchmeyer Petersen Real Estate Consulting GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Neunte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Real Value Fund Verwaltungsgesellschaft mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Renewable Panama S.A., Panama	Panama	100%	MPC Capital GmbH, Hamburg
MPC Schiffsbeteiligung Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Nielbühl	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Sechste Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Siebte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Silica Invest GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Venture Invest AG, Wien / Austria	Austria	100%	MPC Capital AG, Hamburg
MPC Vierte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Zehnte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Zweite Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MS STADT RAVENSBURG ERSTE T + H Verwaltungs GmbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Panda Invest GmbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Palmaille Ship Invest GmbH, Hamburg	Germany	31.0%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
PB BS GMO Verwaltungs GmbH, Hamburg	Germany	100%	MPC Capital Investments GmbH, Hamburg
PBH Maritime Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
RES Maxis B.V., Amsterdam / Netherlands	Netherlands	71.5%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
TVP Treuhand- und Verwaltungsgesellschaft für Publikumsfonds mbH & Co. KG, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltung “Rio Blackwater” Schifffahrtsgesellschaft mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Verwaltung Achte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Asien Opportunity Real Estate GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Bluewater Investments GmbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Verwaltung Dreiundvierzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Dritte MPC Sachwert Rendite-Fonds Opportunity Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Einundsiebzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Elfte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Fünfte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung MPC Capital Beteiligungsgesellschaft mbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
Verwaltung MPC Global Maritime Opportunity Private Placement GmbH, Hamburg	Germany	100%	MPC Capital Investments GmbH, Hamburg
Verwaltung MPC Real Estate Opportunity Private Placement Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung MPC Sachwert Rendite-Fonds Opportunity Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung MPC Sachwert Rendite-Fonds Opportunity Asien GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung MPC Solarpark GmbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltung MPC Student Housing Beteiligung UG, Quickborn	Germany	100%	MPC Capital AG, Hamburg
Verwaltung MPC Student Housing Venture GmbH, Quickborn	Germany	100%	MPC Capital AG, Hamburg
Verwaltung Neunte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Neunundfünfzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Sachwert Rendite-Fonds Japan GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Sechste Sachwert Rendite-Fonds Deutschland (Private Placement) GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Sechsundvierzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung SHV Management Participation GmbH, Quickborn	Germany	100%	MPC Capital AG, Hamburg
Verwaltung Siebenundfünfzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Siebenundvierzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Siebte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Siebzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung TVP Treuhand GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Verwaltung Vierundfünfzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zehnte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweite MPC Real Estate Opportunity Private Placement Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweite MPC Sachwert Rendite-Fonds Opportunity Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweite Reefer-Flottenfonds GmbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Verwaltung Zweite Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweiundsiebzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltungsgesellschaft Achte MPC Global Equity mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft Duisburg Invest mbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Verwaltungsgesellschaft Elfte Private Equity GmbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step II mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step III mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step IV mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus VI mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus VII mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus spezial IV mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus spezial V mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft Neunte Global Equity mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft Oil Rig Plus mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Verwaltungsgesellschaft Siebte MPC Global Equity mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Zweite MPC Best Select Company Plan Managementgesellschaft mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Charterer concentration:

During the years ended December 31, 2022, 2023 and 2024, charterers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), all derived from the Company’s dry bulk and containers segments, were as follows:

Charterer	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
A	31%	42%	41%
B	18%	28%	30%
C	—%	—%	10%
D	—%	10%	—%
E	26%	—%	—%
Total	75%	80%	81%

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Castor and its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Castor, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. The Company has identified it has variable interests in Toro Corp., but is not the primary beneficiary. The Company’s maximum exposure to loss as a result of its involvement with this VIE is the Company’s carrying value in this investment. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE.

Non-controlling interests (NCIs) are measured initially at fair value at the date of acquisition. The NCIs’ share of the subsidiary’s net income or loss is recognized in the consolidated income statement and directly affects the carrying amount of NCI in the equity section of the consolidated balance sheet.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value of the vessels, the useful life of the vessels and other long-lived assets, the fair values of investments and measurement of other financial instruments (including the measurement of credit or impairment losses), fair value of acquired intangible assets and related impairment assessments, the fair value of assets acquired and liabilities assumed in acquisitions, impairment of goodwill, share-based compensation, current and deferred income taxes, and other contingent liabilities. Actual results may differ from these estimates.

Segment Reporting

A segment is a distinguishable component of the business that is engaged in business activities from which the Company earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”). The Company determined that, as of December 31, 2024, it operated under three reportable segments: as a provider of dry bulk commodities transportation services (referred to as the “dry bulk segment”), as a provider of containership cargoes transportation services (referred to as the “containership segment”) and as a provider of asset management services (referred to as the “asset management segment”). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, for the dry bulk and containership segments the disclosure of geographic information is impracticable. For the asset management segment, the Company discloses geographic information of revenue earned.

Other comprehensive income

The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in a single continuous statement. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

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

The accounts of foreign subsidiaries with non-USD functional currencies (such as MPC Capital) are translated, and the resulting cumulative translation adjustments are recorded in Other Comprehensive Income (OCI) in the consolidated statements of comprehensive income and accumulated in Accumulated Other Comprehensive Income (AOCI) within equity. More specifically, assets and liabilities are translated into the reporting currency at the closing rate. Income and expense items are translated at the average exchange rate for the period. For the acquisition of the MPC Capital, the following EUR/USD exchange rates have been used.

December 16, 2024 (for the net assets acquired)	1.05012
December 31, 2024	1.04156
Average rate December 16 - December 31, 2024	1.04235

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

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

Accounts receivable trade, net

The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire, freight, and other potential sources of income (such as demurrage, ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and receivables from ship management services and transaction services, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are either assessed on a portfolio basis or individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts recorded as of December 31, 2023 and 2024 amounted to $0 and $4,823, respectively.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. Under this method, the assets acquired and liabilities assumed are recognized at their respective fair values as of the date of acquisition. The excess, if any, of the acquisition price over the fair values of the assets acquired and liabilities assumed is recorded as goodwill if the definition of a business is met. The Company records any acquisition related costs as expenses when incurred.

Adjustments to the fair values of assets acquired and liabilities assumed are made until the Company obtains all relevant information regarding the facts and circumstances that existed as of the acquisition date (the “measurement period”), not to exceed one year from the date of the acquisition. The Company recognizes measurement-period adjustments in the period in which it determines the amounts, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date.

The estimation of the fair values of assets and liabilities acquired in business combinations requires significant judgment. The fair value estimation requires the Company to use significant observable and unobservable inputs. The estimates of fair value are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. A significant change in the observable and unobservable inputs and determination of fair value of the assets and liabilities acquired could significantly impact the Company’s consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Goodwill

Goodwill represents the excess of the acquisition price over the fair value of net assets acquired in a business combination. The determination of the value of goodwill, net tangible and intangible assets arising from acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of net tangible and intangible assets acquired, and liabilities assumed and the excess purchase price over net assets acquired to goodwill. Goodwill is not amortized, rather, goodwill is evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired.

Goodwill and other indefinite-lived acquired intangible assets are evaluated for impairment using either a qualitative or quantitative approach. Generally, a qualitative assessment is first performed to determine whether a quantitative goodwill impairment test is necessary. If management determines, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in excess of the carrying amount cannot be assured, then a quantitative goodwill impairment test would be required. The quantitative test for goodwill impairment is performed by determining the fair value of the related reporting units. Fair value is measured based on the discounted cash flow method and relative market-based approaches.

Intangible assets

Intangible assets include intangibles resulting from the pushdown accounting (see Note 8) and other intangibles acquired by the Company. They have finite useful lives and are carried at cost and amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets are periodically re-assessed to ensure they reflect current conditions and expectations.

Estimated useful lives in years
Concessions	10 - 15
Licenses, Software	5
Brands	13
Customer relationship	25
Order backlog	6 - 8
Favorable contracts	5

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

Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Company can estimate the amount of such recovery and (iv) provided that the claim is not subject to litigation. No provision for credit losses was recorded as of December 31, 2023 and 2024 pursuant to the provisions of ASC 326.

Investment in equity securities
The Company measures equity securities with readily determinable fair values (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee) at fair value with changes in the fair value recognized through net income, in accordance with ASC 321 “Investments–Equity Securities” and the provisions enumerated under ASC 825 “Financial Instruments”. The Company recognizes purchased securities on the settlement date. Any dividends subsequently distributed by the investee to the Company are recognized as income when received.

Equity investments
The Company has elected to apply the practical expedient in ASC 820 Fair Value Measurement to measure equity securities without a readily determinable fair value at the net asset value (“NAV”). If equity securities do not qualify for the practical expedient in ASC 820 Fair Value Measurement they are measured at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as a going concern and market conditions, to determine whether an investment is impaired, in which case the Company will estimate the fair value of the investment to determine the amount of the impairment loss. Equity investments without readily determinable fair values are non-marketable equity securities, which are investments in privately held companies for which the Company does not exercise significant influence.

Equity Method Investments
Investments in common stock or in-substance common stock of entities that provide the Company with the ability to exercise significant influence, but not a controlling financial interest, over operating and financial policies, as defined by ASC 323, accounted for under the equity method of accounting, unless the fair value option is elected. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses, net of tax of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. This evaluation considers qualitative and quantitative factors such as the investee’s recent financial results, operating trends, implied values from recent transactions, and other publicly available information. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee. The Company has adopted a “cumulative earnings” approach which presumes that the dividends are returns on investment and therefore are classified as operating cash flows.

The Company elected to apply the fair value option to its listed investments in MPC Container Ships ASA and MPC Energy Solutions N.V. Gains and losses from remeasuring the investments at fair value are recorded through net income(ASC 825-10). The Company classified the dividends as operating cash flows by applying the “nature-of-the-distribution” method in ASC 230 as the dividends represented the distribution of net profits with the objective to maximize shareholder returns.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Assets and liabilities held for sale

Non-current assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell; the assets are available for sale immediately; the assets are being actively marketed; and a sale has been agreed or is expected to be concluded within 12 months of the balance sheet date. Assets and liabilities held for sale are measured at fair value, less costs to sell. Any subsequent changes in fair value less cost to sell are recognized, with losses recorded for write-downs and gains recognized for increases, but not exceeding previously recognized losses. Assets held for sale are neither depreciated nor amortised. Non-current assets and liabilities held for sale are recognized as current on the balance sheet.

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

Vessels held for sale

The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under ‘Loss on vessels held for sale’ in the consolidated statement of comprehensive income. A vessel ceases being depreciated once it meets the held for sale classification criteria.

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

Impairment of Vessels

The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount. As at December 31, 2023, the Company identified impairment indicators for certain of its vessels and, accordingly, estimated the vessels’ recoverable amount by projecting their undiscounted future operating cash flows. In developing estimates of future undiscounted operating cash flows, the Company made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry-docking and/or special survey costs, the estimated remaining useful life of the vessels and their estimated residual value. Based on the results of the undiscounted cash flow tests performed, the Company determined that the vessels for which impairment indicators were present, were not impaired as of December 31, 2023. As of December 31, 2024, no impairment indicators were present.

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

Office furniture and equipment, net

Property and equipment are stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Gains or losses on disposition are recognized as earned or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred. Leasehold improvements are depreciated or amortized over the shorter of the estimated useful life of the asset or the remaining expected lease term.

The following table summarizes the estimated useful lives that are generally used to depreciate the assets on a straight-line basis:

Estimated Useful Lives in years
Office Furniture & Equipment
Installations	5 – 13
Office Furniture	7 - 13
Other fixtures and fittings, office equipment
Office Equipment	3 – 5

Impairment of long-lived assets

The Company evaluates property, and equipment, operating lease right-of-use assets, and definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. Recoverability is assessed based on the undiscounted future cash flows generated by the asset or asset group. If the carrying amount of an asset or asset group is not recoverable, the Company recognizes an impairment loss equal to the amount by which the carrying amount exceeds fair value. The Company estimates fair value based on the income, market, or cost valuation techniques.

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

Voyage Expenses

Voyage expenses, consist of: (a) port, canal and bunker expenses unique to a particular charter that the Company incurs during repositioning periods, (b) costs of European Union Allowance (“EUAs”) and (c) brokerage commissions. All voyage expenses are expensed as incurred, except for contract fulfilment costs which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. These capitalized contract fulfilment costs are recorded under “Deferred charges, net” in the accompanying consolidated balance sheets. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Revenue related to services

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company generates service revenue through the following streams: (i) transaction services, (ii) ongoing management services for investment structures and assets, and (iii) ship management services.

The Company provides transaction-related services in connection with the acquisition, sale or development of assets such as vessels or renewable energy projects. These services are typically success-based and remunerated through transaction fees that are contingent upon the successful closing of the underlying transaction. As there is no enforceable right to payment before the transaction is completed and the customer may withdraw at any time without penalty, revenue is recognized at a point in time, when the defined success event or contractual milestone is achieved. Transaction prices may contain fixed and variable components, which are allocated to performance obligations in line with the respective contractual arrangements. The transaction service is generally treated as a single integrated performance obligation.

Additionally, the Company provides management services for assets companies (and associated assets) that the Company manages. These include asset management, fund administration, and oversight services for investment vehicles, including legacy fund platforms. Revenue from these performance obligations is recognized over the service periods, as the customer simultaneously receives and consumes the benefits of the services as they are performed. Fees are typically structured as recurring, fixed or asset-linked management fees.

The Company provides commercial and technical ship management services. Commercial management includes activities such as chartering, voyage coordination, and related support services, while technical management comprises maintenance, repairs, and regulatory compliance. Each category of service is treated as a distinct performance obligation. Revenue is recognized over time, as the customer simultaneously benefits from the services provided. Commercial management fees are typically calculated as a percentage of charter income, while technical services are charged at fixed monthly rates.

Cost of revenue from services

Cost of revenue from services comprise expenses for purchased services from third party providers and employee expenses which are directly attributable to the operating business activities.

Leases

The Company determines at the inception of the contract whether a contract is or contains a lease and categorizes it as either operating or finance. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. As of December 31, 2024, the Company has not entered into any finance lease agreements.

The Company records right-of-use (“ROU”) assets and lease obligations for its operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. The leases generally have terms that range from one to ten years for property and three years for vehicles. If the rate implicit in the leases is not readily determinable, the applicable incremental borrowing rate is used in calculating the present value of the sum of the lease payments. The lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The Company elected not to recognize ROU asset and lease obligations for short-term leases, which are defined as leases with an initial term of 12 months or less. Costs associated with operating leases are recognized on a straight-line basis within operating expenses over the term of the lease.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Accounting for Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, investments in equity securities, loans, amounts due from related parties, trade receivables, net and derivative financial instruments. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities, long-term debt (including related party amounts), amounts due to related parties and derivative financial instruments.

Derivative Financial Instruments

The Company regularly enters into forward rate agreements and currency options to hedge against currency risks. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates whether the derivative qualifies as an accounting hedge of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments (“economic hedging”) and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

Fair value measurements

The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Level 2 inputs are those that are observable for the asset or liability, either directly or indirectly, but are not quoted prices for identical assets or liabilities in active markets. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this approach, current income taxes represent the amount of income taxes payable or refundable for the current year based on taxable income. Deferred tax assets (DTAs) and deferred tax liabilities (DTLs) are recognized for temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. These deferred taxes are measured using enacted tax rates expected to apply in the years when the temporary differences are expected to reverse.

DTAs are evaluated for realizability, and a valuation allowance is recognized if it is more likely than not that some portion of the asset will not be realized. In assessing the need for a valuation allowance, all available positive and negative evidence is considered, including the existence of taxable temporary differences, projected future taxable income, available tax-planning strategies, carryback potential where permitted, and recent operating results. If it is determined that DTAs are realizable in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made, reducing the provision for income taxes.

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

Share-based payments

The Company’s majority-owned subsidiary, MPC Capital, offers certain members of its key management to participate in the share-based compensation program (the “Program”). It is designed to be settled in shares of MPC Capital and the Company does have the intent to do so. Even though there are contingencies that may result in a required cash settlement of the Program, it is neither considered probable nor controlled by the beneficiaries. Therefore, the Program is classified as equity settled. The Company recognizes share-based compensation expense based on the fair value of the awards at the date of grant.

The Program contains a service, performance, and market condition. At the time of the MPC Capital acquisition all conditions were fulfilled except for the service condition and the corresponding expense is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures when incurred.

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company adopted ASU 2023-07 as of January 1, 2024 and considers that the adoption of ASU 2023-07 did not have a significant impact on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This standard affects the disclosure of income taxes, not the accounting for income taxes. This standard is effective for the annual period beginning after December 15,2025, with early adoption permitted. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Discontinued operations:

The Company’s discontinued operations relate to the operations of Toro, Elektra and the subsidiaries formerly comprising the Company’s Aframax/LR2 and Handysize tanker segments following completion of the Spin-Off on March 7, 2023. The Company has no continuing involvement in the Aframax/LR2 and Handysize tanker business as of and from March 7, 2023 (Note 1).

The components of the income from discontinued operations for the year ended December 31, 2022 and for the period January 1, 2023 through March 7, 2023 in the consolidated statements of comprehensive income consisted of the following:

	Year Ended December 31,	January 1 through March 7,
	2022	2023
REVENUES:
Time charter revenues	$13,656,029	$914,000
Voyage charter revenues	51,805,097	7,930
Pool revenues	46,424,742	22,447,344
Total vessel revenues	111,885,868	23,369,274

EXPENSES:
Voyage expenses (including $1,437,276 and $294,831 to related party for the year ended December 31, 2022 and for the period January 1, 2023 through March 7, 2023)	(29,319,414)	(374,396)
Vessel operating expenses	(21,708,290)	(3,769,132)
Management fees to related parties	(2,833,500)	(507,000)
Depreciation and amortization	(7,294,476)	(1,493,759)
(Provision) / Recovery of provision for doubtful accounts	(266,732)	266,732
Gain on sale of vessel	3,222,631	—
Total expenses	(58,199,781)	(5,877,555)

Operating income	53,686,087	17,491,719

OTHER INCOME/(EXPENSES):
Interest and finance costs	(902,572)	(220,061)
Interest income	202,612	253,165
Foreign exchange losses	(6,181)	(11,554)
Total other (expenses)/income, net	(706,141)	21,550

Net income and comprehensive income from discontinued operations, before taxes	$52,979,946	$17,513,269
Income taxes	(960,181)	(173,937)
Net income and comprehensive income from discontinued operations, net of taxes	$52,019,765	$17,339,332

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

As of December 31, 2023, and December 31, 2024, balances with related parties consisted of the following:

	December 31, 2023	December 31, 2024
Assets:
Due from Castor Ships (a) – current	$2,283,209	$1,407,506
Due from Castor Ships (a) – non-current	4,504,340	3,504,667
Due from Pavimar (b) – current	3,366,959	1,405,049
Investment in Toro (c) – non-current	117,537,135	117,560,467
Due from related parties (MPC Capital) (g) - current	—	3,581,070

Liabilities:
Due to Toro (d) – current	541,666	687,500
Current portion of long‐term debt, related party, net (Toro) (e)	—	9,970,623
Long‐term debt, related party, net (Toro) (e)	—	89,921,162
Accrued interest (e)- current	—	364,205
Due to related parties (MPC Capital) (g) - current	$—	$201,521

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

As a result of the inflation adjustment and effective July 1, 2024, the daily Ship Management Fee increased from $986 per vessel to $1,017 per vessel and the quarterly Flat Management Fee increased from $0.80 million to $0.82 million.

In addition to the Ship Management Fee and Flat Management Fee, effective July 1, 2024, under the addendum of the Amended and Restated Master Management Agreement, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s shipowning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.

Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships is paid the residual amount of $325 (before the inflation adjustment) or $386, effective July 1, 2023, or $417, effective July 1, 2024. The Company also reimburses Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

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

As of December 31, 2024, in accordance with the provisions of the Amended Castor Ship Management Agreements, Castor Ships (i) had subcontracted to a third-party ship management company the technical management of the Company’s containerships, except for M/V Raphaela and (ii) was co-managing with Pavimar the Company’s dry bulk vessels except the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 (the date of its delivery to the Company) and December 18, 2024, respectively.

Castor Ships pays, at its own expense, the containership technical management company a fee for the services it has subcontracted to it, without any additional cost to the Company.

During the years ended December 31, 2022, 2023, and 2024, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships: (i) management fees amounting to $2,182,400, $2,660,797 and $2,585,002, respectively, (ii) charter hire commissions amounting to $1,944,288, $1,274,384 and $1,170,615, respectively, (iii) sale and purchase commissions of $235,500 (due to the acquisition of one Panamax vessel in 2022),  sale and purchase commissions of $664,000 (due to the sale of three Panamax vessels and two Kamsarmax vessels in 2023) and $1,831,400 (relating to the sale of four Panamax vessels, two Kamsarmax vessels and one Capesize vessel in 2024, which are included in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income and to the acquisitions of the vessels M/V Magic Celeste, M/V Magic Ariel and M/V Raphaela (Note 7) in the year ended December 31, 2024, which are included in ‘Vessels, net’ in the accompanying consolidated balance sheet), respectively, and (iv) sale and purchase brokerage commissions of $1,919,773 due to the acquisition of the MPC Capital and $417,623 for other listed equity securities, which are included in the General and Administrative expenses and in the interest and finance costs, respectively, in the accompanying consolidated statements of comprehensive income.

Moreover, during the years ended December 31, 2022, 2023, and 2024, the flat management fees amounted to $2,100,000, $3,099,000 and $3,247,570, respectively, and are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2023, such advances amounted to $4,504,340 and $1,740,931, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $1,740,931 is in relation to the M/V Magic Venus, M/V Magic Orion and M/V Magic Moon which have been classified as held for sale (Note 7(b)), and the M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo, that were sold on November 14, 2023, November 27, 2023 and December 14, 2023, respectively. As of December 31, 2024, such advances amounted to $3,504,667 and $761,998, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $761,998 is in relation to the M/V Ariana A, M/V Gabriela A which have been classified as held for sale (Note 7(b)). In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2023, and December 31, 2024, aggregate working capital guarantee deposits due from Castor Ships of $605,688 and $22,958 respectively, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheets.

As of December 31, 2023 and December 31, 2024, net amounts of $43,689 and $1,083,025 were due from Castor Ships in relation to advances for operating expenses/drydock payments made by the Company to Castor Ships.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

Further, as of December 31, 2023, and December 31, 2024, amounts of $107,099 and $460,475, respectively, were due to Castor Ships in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2023 and December 31, 2024, net amounts of $2,283,209 and $1,407,506 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying consolidated balance sheets.

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

Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements. Further, with effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar, continues to provide, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries (except the subsidiaries that own the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 (the date of their delivery to the Company) and December 18, 2024, respectively) with the same range of technical management services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel. Pavimar also performed the technical management of containerships as sub-manager for Castor Ships from their date of acquisition up to January 2023. During the years ended December 31, 2022, 2023 and 2024, management fees paid amounted to $4,380,000, $4,506,600 and $2,223,600, respectively.

Pavimar had subcontracted the technical management of three of the Company’s dry bulk vessels to third-party ship-management companies for the year ended December 31, 2023, and none for the year ended  December 31, 2024. These third-party management companies provided technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar.

In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2023, and December 31, 2024, aggregate working capital guarantee deposits due from Pavimar of $258,252 and $0, respectively, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheets. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2023, and December 31, 2024, net amounts of $3,302,157 and $1,592,049 were due from Pavimar, respectively, in relation to advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2023, and December 31, 2024, amounts of $193,450 and $187,000 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2023, and December 31, 2024, net amounts of $3,366,959 and $1,405,049 were due from Pavimar, respectively, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheets.

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

As there was no observable market for the Series A Preferred Shares, these were recognized at $117,222,135, being the fair value of the shares determined through Level 3 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The fair value on the initial recognition is deemed to be the cost. The valuation methodology applied comprised the bifurcation of the value of the Series A Preferred Shares in two components namely, the “straight” preferred stock component and the option component. The mean of the sum of the two components was used to estimate the value for the Series A Preferred Shares at $117,222,135. The valuation methodology and the significant unobservable inputs used for each component are set out below:

	Valuation Technique	Unobservable Input	Values
“Straight” Preferred Stock Component	Discounted cash flow model	• Weighted average cost of capital	12.80%
Option Component	Black Scholes	• Volatility	69.00%
		• Risk-free rate	3.16%
		• Weighted average cost of capital	12.80%
		• Strike price	$5.75
		• Share price (based on the first 5 trading days volume weighted average)	$4.52

As of December 31, 2023 and December 31, 2024, the aggregate value of investments in Toro amounted to $117,537,135 and $117,560,467, including $315,000 and $338,332 of accrued dividends, respectively, and are separately presented as ‘Investment in related party’ in the accompanying consolidated balance sheets. As of December 31, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the years ended December 31, 2022, 2023 and 2024, dividend income derived from the Company’s investment in Toro amounted to $0, $1,166,667 and $1,423,332 respectively and is presented in ‘Dividend income from related party’ in the accompanying consolidated statements of comprehensive income.

During the years ended December 31, 2024 and 2023, the Company received dividends of $1,400,000 and $851,667, respectively, from its investment in Toro.

Following the successful completion of the Spin-Off, Toro reimbursed Castor $2,694,647 for expenses related to the Spin-Off that had been incurred by Castor.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(d)     Issuance of Series D Preferred shares to Toro:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash and on December 12, 2024, the Company issued an additional 50,000 Series D Preferred Shares to Toro in exchange for $50,000,000 in cash, as referenced in Note 14. The amounts of accrued dividend on the Series D Preferred Shares due to Toro as of December 31, 2023, and as of December 31, 2024 were $541,666 and $687,500 respectively, and are presented in ‘Due to related parties, current’ in the accompanying consolidated balance sheets.

(e)     Long-term debt, related party

On December 11, 2024, Castor entered into a facility agreement with Toro to receive a $100.0 million senior term loan facility from Toro (the “Term Loan”) which was drawn down on the same date. The Term Loan has a tenor of 5 years, bears interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, is guaranteed by ten wholly-owned ship-owning subsidiaries of Castor and is payable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan is secured by first priority mortgages on and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. Pursuant to the terms of this facility, Castor is also subject to certain negative covenants customary for facilities of this type, which may be waived in Toro’s sole discretion.

	Year Ended
Loan facilities	December 31, 2023	December 31, 2024
$100 million senior term loan facility	—	100,000,000
Total long-term debt, related party	$—	$100,000,000
Less: Deferred financing costs	—	(108,215)
Total long-term debt, related party, net of deferred finance costs	$—	$99,891,785

Presented:
Current portion of long-term debt, related party	$—	$10,000,000
Less: Current portion of deferred finance costs	—	(29,377)
Current portion of long-term debt, related party, net of deferred finance costs	$—	$9,970,623

Non-Current portion of long-term debt, related party	$—	$90,000,000
Less: Non-Current portion of deferred finance costs	—	(78,838)
Non-Current portion of long-term debt, related party, net of deferred finance costs	$—	$89,921,162

As of December 31, 2024, the Company was in compliance with all financial covenants prescribed in this debt agreement.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

The annual principal payments for the Company’s outstanding debt arrangement with the related party as of December 31, 2024, required to be made after the balance sheet date, are as follows:

Year ending December 31,	Amount
2025	$10,000,000
2026	10,000,000
2027	10,000,000
2028	10,000,000
2029	60,000,000
Total long-term debt, related party	$100,000,000

The weighted average interest rate on the Company’s related party long-term debt for the years ended December 31, 2024 was 6.24%.

Total interest incurred on related party long-term debt for the year ended December 31, 2022, 2023 and 2024, amounted to $0, $0 and $364,205 respectively, and is included in Interest and finance costs (Note 22) in the accompanying consolidated statements of comprehensive income.

The above transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

On March 24, 2025, March 31, 2025 and on April 28, 2025, the Company performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000 and $14,000,000, respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, the Company prepaid the amount of $36,000,000 remaining outstanding at that date. As of the date of this Annual Report, the Term Loan has been fully repaid.

(f)     Vessel Acquisitions/Disposals:

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

On December 21, 2023, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus for a gross sale price of $17.5 million. The vessel was delivered to its new owner on May 10, 2024.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The vessel was delivered to its new owners on March 11, 2024.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The vessel was delivered to its new owners on May 28, 2024.

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The vessel was delivered to its new owners on April 18, 2024. During the year ended December 31, 2024, the Company has agreed to pay a brokerage commission of $324,000 on the sale of M/V Magic Nebula to a company related to the buyer of the vessel. Such amount is included in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

The terms of all the above acquisitions / sales were each negotiated and approved by a special committee of the Company’s disinterested and independent directors.

(g)     MPC Capital related parties

A significant part of the Company’s asset management segment revenues, including management fees, transaction fees and other revenues, are earned from entities that the Company manages or holds equity investments in and that meet the definition of a related party in accordance with ASC 850-10-20. These entities are related parties of the Company.

Revenues from services with related parties	December 16 to December 31, 2024
MPC Container Ships ASA	$273,785
MPC Energy Solutions NV	68,765
MPC Caribbean Clean Energy Limited	39,228
Total	$381,778

Further, for the year ended December 31, 2024, a one-time compensation of $2.6 million, which is included in the General and Administrative expenses in the accompanying consolidated statements of comprehensive income, is payable to certain officers of a subsidiary related to a business combination. This amount was paid in February 2025.

During the year ended December 31, 2024, material related party relationships, include the following:

MPC Container Ships ASA

MPC Capital holds around 13.7% of the shares in MPC Container Ships ASA, indirectly through MPC CSI GmbH, Hamburg. MPC Container Ships ASA is an equity method investment of the Company and – together with its subsidiaries – is considered a related party of the Company. The Company provides corporate management and commercial ship management services to MPC Container Ships ASA and its subsidiaries.

The outstanding amounts from service performed for MPC Container Ships ASA and its subsidiaries, included in accounts receivable due from related parties in the accompanying consolidated balance sheet, amount to $202,274 as of December 31, 2024.

MPC Energy Solutions NV

MPC Capital holds around 20.5% of the shares in MPC Energy Solutions NV as of December 31, 2024. MPC Energy Solutions NV is an equity method investment of the Company and – together with its subsidiaries – is considered a related party of the Company. The Company provides corporate management and asset management services to MPC Energy Solutions NV and its subsidiaries.

The outstanding amounts from service performed for MPC Energy Solutions NV and its subsidiaries, included in accounts receivable due from related parties in the accompanying consolidated balance sheet, amount to $777,997 as of December 31, 2024.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

MPC Caribbean Clean Energy Limited

MPC Capital holds around 22.2% of the shares in MPC Caribbean Clean Energy Limited as of December 31, 2024. MPC Caribbean Clean Energy Limited is an equity method investment of the Company and – together with its subsidiaries – is considered a related party of the Company. The Company acts as a fund manager to MPC Caribbean Clean Energy Limited and its subsidiaries.

The outstanding amounts from services performed for MPC Caribbean Clean Energy Limited and its subsidiaries, included in accounts receivable due from related parties in the accompanying consolidated balance sheet, amount to $523,304 as of December 31, 2024.

5.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2022	$5,357,816
Additions	1,117,797
Amortization	(2,174,428)
Transfer to Assets held for sale (Note 7(b))	(405,048)
Disposals	(664,676)
Balance December 31, 2023	$3,231,461
Additions	1,556,902
Amortization	(1,363,517)
Transfer to Assets held for sale (Note 7(b))	(460,930)
Disposals	(758,372)
Balance December 31, 2024	$2,205,544

During the years ended December 31, 2023 and 2024, one of the Company’s container vessels (the M/V Ariana A) and one of the Company’s dry bulk carrier vessels (the M/V Magic Mars) concluded scheduled dry-docking repairs, respectively.

6.	Fair Value of Acquired Time Charters:

In connection with the acquisitions in October 2022 of the M/V Ariana A and the M/V Gabriela A with time charters attached, the Company recognized intangible assets of $897,436 and $2,019,608, respectively, representing the fair values of the favorable time charters attached to the vessels. The M/V Ariana A and M/V Gabriela A attached charters commenced upon the vessels’ deliveries, on November 23, 2022, and November 30, 2022, respectively. The M/V Ariana A attached charter was concluded within the first quarter of 2023 and the respective intangible asset was fully amortized during that period. The aggregate unamortized portion of the M/V Gabriela A intangible asset as of December 31, 2023, amounted to $265,173. The charter attached to the M/V Gabriela A was concluded within the first quarter of 2024 and the respective intangible asset was fully amortized during that period.

In connection with the acquisition in October 2024 of the M/V Raphaela with time charter attached, the Company recognized intangible assets of $477,101 representing the fair value of the favorable time charter attached to the vessel. The M/V Raphaela attached charters commenced upon the vessel’s delivery, on October 3, 2024.

For the years ended December 31, 2022, 2023, and 2024, the amortization of the acquired time charters related to the above acquisitions amounted to $409,538, $2,242,333 and $622,541, respectively, and is included in ‘Time Charter Revenues’ in the accompanying consolidated statements of comprehensive income. The aggregate unamortized portion of the M/V Raphaela intangible asset as of December 31, 2024, amounted to $119,733 and will be fully amortized to vessel revenues within the first quarter of 2025, in accordance with the anticipated expiration date of the respective charter contract.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale:

(a)  Vessels, net: The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2022	$372,382,480	$(28,974,014)	$343,408,466
— Acquisitions, improvements, and other vessel costs	418,520	—	418,520
— Transfer to Assets held for sale (b)	(45,205,666)	7,376,974	(37,828,692)
— Vessel disposals	(65,528,981)	8,970,086	(56,558,895)
— Period depreciation	—	(19,902,403)	(19,902,403)
Balance December 31, 2023	262,066,353	(32,529,357)	229,536,996
— Acquisitions, improvements, and other vessel costs	71,838,073	—	71,838,073
— Transfer to Assets held for sale (b)	(48,027,623)	10,233,199	(37,794,424)
— Vessel disposals	(57,997,284)	8,420,635	(49,576,649)
— Period depreciation	—	(13,560,803)	(13,560,803)
Balance December 31, 2024	$227,879,519	$(27,436,326)	$200,443,193

Vessel Acquisitions and other Capital Expenditures:

On July 16, 2024, the Company entered into an agreement with an unaffiliated third party to acquire a secondhand 2015 Chinese-built Ultramax dry bulk carrier, the M/V Magic Celeste, for a purchase price of $25.5 million. The M/V Magic Celeste was delivered to the Company on August 16, 2024. The acquisition was financed in its entirety with cash on hand.

On September 6, 2024, the Company entered into an agreement with an unaffiliated third party to acquire a secondhand 2008-built 1,850 TEU containership, the M/V Raphaela, for a purchase price of $16.49 million. The vessel was delivered to the Company on October 3, 2024. The acquisition was financed in its entirety with cash on hand.

On September 19, 2024, the Company entered into an agreement with an unaffiliated third party to acquire a secondhand 2020-built Kamsarmax dry bulk carrier, the M/V Magic Ariel, for a purchase price of $29.95 million. The vessel was delivered to the Company on October 9, 2024. The acquisition was financed in its entirety with cash on hand.

During the years ended December 31, 2023 and 2024, the Company incurred aggregate vessel improvement costs of $0.4 million and $0.05 mainly relating to the installation of new equipment pursuant to environmental regulations.

(b)  Disposal of vessels / Assets held for sale

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

On November 10, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $11.8 million. The M/V Magic Moon was delivered to its new owner on January 16, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $2.4 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On December 7, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Orion for a gross sale price of $17.4 million. The M/V Magic Orion was delivered to its new owner on March 22, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $1.4 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On December 21, 2023, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus (Note 4), for a gross sale price of $17.5 million. The M/V Magic Venus was delivered to its new owner on May 10, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $3.2 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The M/V Magic Nova was delivered to its new owner on March 11, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $4.1 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The M/V Magic Horizon was delivered to its new owner on May 28, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $4.3 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The M/V Magic Nebula was delivered to its new owner on April 18, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $1.9 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On May 1, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Vela for a gross sale price of $16.4 million. The M/V Magic Vela was delivered to its new owner on May 23, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $2.0 million which is separately presented in ‘Net gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

The respective sales of the above vessels took place due to favorable offers in each case. The terms of each of the transactions on December 21, 2023, January 19, 2024 and February 15, 2024 were negotiated and approved by a special committee of the Company’s disinterested and independent directors.

As of December 31, 2023, the Company followed the provisions of ASC360 and, as all criteria required for classification as “Assets held for sale” were met at the date the relevant agreements were entered into (for the vessels M/V Magic Moon, M/V Magic Orion and M/V Magic Venus), it classified the carrying value of the vessels amounting to $38,233,740 and such vessel’s inventory onboard, amounting to $422,308, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. No impairment charges have been recorded as of December 31, 2023, in connection with the anticipated sale of the vessels since their carrying amounts as at the balance sheet date were lower than their fair value less cost to sell.

On November 13, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Ariana A for a gross sale price of $16.5 million. In addition, on December 4, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Gabriela A for a gross sale price of $19.3 million.  The Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the date the relevant agreements were entered into, as of December 31, 2024, classified the carrying value of the vessels amounting to $34,625,833 and such vessel’s inventory onboard, amounting to $107,570, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. As of December 31, 2024 for the M/V Ariana A, the difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $3,629,521, was recorded, and is separately reflected as Loss on vessels held for sale in the accompanying consolidated statements of income. The M/V Ariana A was delivered to its new owner on January 22, 2025. No impairment charges have been recorded as of December 31, 2024, in connection with the anticipated sale of the M/V Gabriela A since its carrying amount as at the balance sheet date was lower than its fair value less cost to sell. The vessel was delivered to its new owner on May 7, 2025 and the Company expects to recognize during the first half of 2025 a gain on the sale of the M/V Gabriela A of approximately $0.8 million excluding any transaction related costs. In each case, the respective sales of the above vessels took place due to favorable offers.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

Assets held for sale
Balance December 31, 2022	$—
Assets held for sale	38,656,048
Balance December 31, 2023	$38,656,048
Asset’s disposal	(38,656,048)
Assets held for sale	69,430,788
Balance December 31, 2024	$69,430,788

Apart from the above, as of December 31, 2024, the Assets held for sale includes the Company’s subsidiary Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG as follows:

The Company’s subsidiary Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG, which operates a windfarm in Germany, met the held for sale criteria as of December 31, 2024. The Company intends to sell this subsidiary to an investment fund to which the Company will provide investment advisory services, when investors have committed to provide a sufficient amount of equity to the fund. Management expects this to be the case in 2025.  As a result, the disposal group was measured at fair value.

In thousands	December 31, 2024

Goodwill	$3,239
Property and equipment	29,883
Intangible assets	567
Accounts receivable trade, net and other current assets	288
Cash and cash equivalents	720
Assets held for sale	$34,697

Long-term debt, net	$15,685
Deferred tax liabilities	1,228
Accounts payable and other current liabilities	743
Liabilities directly associated with assets held for sale	$17,656

During the reporting period, no gain or loss relating to the disposal group held for sale has been recognized in the consolidated statement of comprehensive income.

As a result, as of December 31, 2023, and December 31, 2024, net amounts of $38,656,048 and $69,430,788, respectively, are presented in ‘Assets held for sale’, in the accompanying consolidated balance sheets.

As of December 31, 2024, 10 of the 13 vessels in the Company’s fleet, having an aggregate carrying value of $194.7 million, were first priority mortgaged as collateral to the Company’s loan facility with Toro (Note 4).

Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2023 and December 31, 2024.

8.	Acquisition of MPC Capital

On December 16, 2024, Castor Maritime Inc., through Thalvora Holdings GmbH, completed the acquisition of 26,116,378 shares of common stock of MPC Capital, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of $191,977,316, excluding transaction related costs. MPC Capital is a public limited liability company incorporated and domiciled in Germany and is listed on the Scale Segment of the German Stock Exchange in Frankfurt/Main since 2000. Acquisition related costs amounted to $7,017,535 and are included in the general and administrative expenses in the accompanying consolidated statement of comprehensive income.

The Company has elected to apply pushdown accounting to the MPC Capital subsidiary. The new basis of accounting was established by the Company for the individual assets and liabilities of the subsidiary that were acquired using the acquisition method of accounting.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Acquisition of MPC Capital (continued):

The following table summarizes the preliminary allocation of the fair value of MPC Capital’s assets, liabilities and noncontrolling interest as at December 16, 2024:

Assets acquired
Cash and cash equivalents	$28,026,596
Account receivable trade, net	3,365,268
Due from related parties	9,779,850
Prepaid expenses and other assets	912,152
Income tax receivable	11,941,846
Assets held for sale	35,246,768
Derivative Assets	1,297,985
Property and equipment, net	2,075,104
Operating lease right-of-use assets	7,882,948
Intangible assets, net	19,574,760
Goodwill	18,079,618
Equity method investments	50,920,542
Equity method investments measured at fair value	113,694,883
Equity investments	5,228,041
Prepaid expenses and other assets	205,824
Deferred tax assets	1,841,537
Total assets acquired	310,073,722

Liabilities assumed
Current portion of long-term debt, net	1,061,812
Accounts payable	616,988
Accrued liabilities	15,123,454
Due to related parties	203,177
Liabilities directly associated with assets held for sale	18,065,703
Derivative liabilities	1,520,984
Income tax payable	7,062,263
Operating lease liabilities	1,064,277
Long-term debt, net	2,625,300
Accrued liabilities	167,522
Operating lease liabilities	6,818,672
Deferred tax liabilities	8,142,701
Total liabilities assumed	62,472,853

Noncontrolling interests	55,623,553
Assets acquired less liabilities assumed and noncontrolling interests	$191,977,316

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Acquisition of MPC Capital (continued):

The fair value of the non-controlling interest on the acquisition date was based on the MPC Capital common stock price reported on the Scale Segment of the German Stock Exchange in Frankfurt/Main at the date of the acquisition and amounted to $54.7 million, which represented Level 1 inputs, and the fair value of the non-controlling shareholders at the level of the MPC Capital, amounted to $1.0 million.

Goodwill is calculated as the excess of the acquisition price of MPC Capital over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, knowledge base, continued innovation, and non-contractual relationships. Goodwill included in the MPC Capital segment constitutes a premium paid by the Company over the fair value of the net assets of MPC Capital, which is attributable to anticipated benefits from MPC Capital’s unique position as an asset management company. The goodwill is not tax deductible. Amortizable intangible assets comprise the brand with an estimated useful life of approximately 13 years, customer relationships with a weighted average useful life of approximately 25 years, order backlog with a weighted average useful life of approximately 6 years and a favorable contract with a weighted average useful life of approximately 5 years (see further information about intangible assets in Note 10).

The changes in the carrying amount of goodwill for the year ended December 31, 2024, are as follows.

Asset management segment
Balance as of December 31, 2023	$—
Goodwill acquired during year	18,079,618
Net exchange differences during year	(147,375)
Balance as of December 31, 2024	$17,932,243

As of December 31, 2024, the valuation related to the acquisition of MPC Capital is not final, and the acquisition price allocation is preliminary and subject to revision. The primary areas of the acquisition price allocation that are not yet finalized are related to certain property and equipment, intangible assets, liabilities and tax balances.

The determination of the fair values of the acquired assets and liabilities (and the determination of estimated lives of depreciable tangible and identifiable intangible assets) requires significant judgment. The contingent liabilities recognized as a result of the pushdown accounting were measured using the probability -weighted settlement amount in accordance with ASC 450 (see Note 17). The fair value of the trade receivables and trade receivables due from related parties include provision for doubtful accounts amounted to $449,556 and $8,984,028, respectively. No credit loss expenses were recognized during the reporting period. There are no purchased financial assets with credit deterioration. The most significant portion of the investments measured at fair value are equity methods investments for which the fair value option was elected (see Note 11). These investments were measured using quoted prices (Level 1). Equity investments were measured at net asset value (“NAV”) as a practical expedient (see Note 15).

Intangible assets comprise primarily order backlog and non-contractual customer relationships relating to commercial ship management and maritime infrastructure. The valuation of these intangible assets is based on the Multi-Period Excess Earnings Method. The key assumptions underlying the valuation are the duration of existing contracts, useful lives of commercial ships underlying the management contracts, contractually agreed fee rates and expected conditions for future contracts, expected profit margins and present value factors based on capital market data. The discount rate was estimated at 6.6% reflecting the weighted average cost of capital (“WACC”).

Also intangible assets comprise the fair value of the brand ‘Harper Petersen’ as well as a favorable contract regarding the temporary usage of the brand ‘MPC’ which were determined via the relief from royalty method. The key assumptions underlying the valuation are the expected future brand-specific revenues, at arm’s length royalty rate based on benchmark data and present value factors derived on capital market data. The discount rate was estimated at 6.5% reflecting the WACC.
The amounts of revenue and net income of the MPC Capital since the acquisition date (December 16, 2024) and up to December 31, 2024 included in the consolidated income statement for the reporting period is as follows:

Period December 16, 2024 to December 31, 2024
Revenue from services	$1,174,376
Net income	$2,473,733

Pro forma results of operations (unaudited) – The following unaudited pro forma financial data for the years ended December 31, 2023 and 2024, give effect to the acquisition of MPC Capital, as though the business combination had been completed at the beginning of each period:

	Year ended December 31,	Year ended December 31,
	2023	2024
Pro forma:
Revenue from services	$29,369,293	$33,271,100
Net income	$11,389,624	$72,013,106

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Acquisition of MPC Capital (continued):

The unaudited pro forma financial information is illustrative only and is not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of future consolidated result of operations or financial position following the acquisition. The pro forma information does not give effect to any potential revenue enhancement cost synergies or other operational efficiencies that could result from the acquisitions. The actual financial position and results of operations of the Company following the acquisition may differ from the unaudited pro forma financial information due to a variety of factors. The unaudited pro forma financial information is based upon available information and certain assumptions that management believes are reasonable. The actual results of the operations of MPC Capital are included in the consolidated financial statements of the Company only from the date of the acquisition.

At December 31, 2024, the Company performed its annual impairment testing for Goodwill and found that no impairment charge should be recorded.

9.	Property and Equipment, net

The following table shows the Company’s office furniture and equipment by major asset classes as of December 31, 2024.

	Year Ended
	December 31, 2023	December 31, 2024
Installations	$—	$1,809,400
Office Furniture	—	116,613
Other fixtures and fittings, office equipment	—	68,178
Property and equipment, net	$—	$1,994,191

The line item “Installations” mainly comprise leasehold improvements at MPC Capital’s Hamburg office. For the period December 16, 2024 to December 31, 2024, total depreciation of $34,350 was recorded.

10.	Intangible Assets, net

The following table shows the Company’s intangible assets by major asset classes as of December 31, 2024:

	Year Ended
	December 31, 2023	December 31, 2024
Brand	$—	$279,173
Customer relationship	—	10,304,898
Order backlog	—	8,409,416
Favorable contract	—	270,467
Licenses, software	—	41,791
Concessions	—	17,858
Intangible assets, net	$—	$19,323,603

The following table reflects the gross carrying amount and accumulated amortization as of December 31, 2024:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand	$280,071	$898	$279,173
Customer relationship	10,322,102	17,204	10,304,898
Order backlog	8,467,319	57,903	8,409,416
Favorable contract	272,740	2,273	270,467
Licenses, software	41,791	—	41,791
Concessions	17,858	—	17,858
Total intangible assets	$19,401,881	$78,278	$19,323,603

For the period December 16, 2024 to December 31, 2024, a total amortization of $78,336 was recorded. The net exchange difference was ($159,493). The estimated aggregate annual amortization expense for the five succeeding fiscal years is $1.9 million. The weighted-average amortization period in total is 16 years. The weighted-average amortization periods for major classes of the intangible assets are presented in Note 8.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Equity method investments

The Company holds investments in certain companies that are accounted for pursuant to the equity method. As of December 31, 2024, the Company held the following ownership interests in the outstanding common stock of entities which are significant from the Company’s perspective:

Equity method investments (in thousands)	Ownership interest	Carrying amount
MPC Caribbean Clean Energy Limited, Barbados	22.2%	$5,033
BB Amstel B.V.	41.5%	7,443
Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG (joint venture)	50.0%	17,808
Barber Ship Management Germany GmbH & Co. KG (joint venture)	50.0%	3,923
Other	-	16,297
Total	-	$50,504

Equity method investments measured at fair value (in thousands)	Ownership interest	Carrying amount
MPC Energy Solutions NV	20.5%	$3,869
MPC Container Ships ASA	13.7%	111,586
Total	-	$115,455

MPC Capital has significant influence over MPC Container Ships ASA despite holding less than 20% of the outstanding voting stock due to its representation on the board of directors and its participation in policy-making processes.

As part of the pushdown accounting, the fair value option was elected for MPC Container Ships ASA and MPC Energy Solutions N.V.. The entire net gain from equity method investments during the reporting period is attributable to the fair value changes (Level 1) of these two entities.

For those equity method investments that are considered significant from the Company’s perspective, summarized consolidated financial information is provided below (earnings of these entities were immaterial in the reporting period).

MPC Caribbean Clean Energy Limited, Barbados (in thousands)	December 31, 2024
Current assets	$1,077
Non-current assets	32,348
Current liabilities	660
Non-current liabilities	$10,000

BB Amstel B.V. (in thousands)	December 31, 2024
Current assets	$951
Non-current assets	17,113
Current liabilities	124
Non-current liabilities	$-

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Equity method investments (continued):

Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG (in thousands)	December 31, 2024
Current assets	$5,405
Non-current assets	11,740
Current liabilities	3,861
Non-current liabilities	$-

Barber Ship Management Germany GmbH & Co. KG (in thousands)	December 31, 2024
Current assets	$293
Non-current assets	2,183
Current liabilities	160
Non-current liabilities	$208

MPC Energy Solution N.V. (in thousands)	December 31, 2024
Current assets	$24,977
Non-current assets	98,614
Current liabilities	6,674
Non-current liabilities	66,677
Market value (December 31, 2024)	$18,853

MPC Container Ships ASA (in thousands)	December 31, 2024
Current assets	$178,061
Non-current assets	1,053,313
Current liabilities	114,438
Non-current liabilities	299,316
Market value	$813,367

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets of December 31, 2024 and 2023, is analyzed as follows:

		Year Ended
Loan facilities	Borrowers	December 31, 2023	December 31, 2024
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$4,600,000	$—
$15.29 Million Term Loan Facility (b)	Pocahontas- Jumaru	10,109,000	—
$40.75 Million Term Loan Facility (c)	Liono-Snoopy-Cinderella	23,055,000	—
$55.00 Million Term Loan Facility (d)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	32,040,000	—
$22.5 Million Term Loan Facility (e)	Tom-Jerry	16,800,000	—
5.0 Million Euro Term Loan (f)	MPC Maritime Holding GmbH	—	3,657,056
Total long-term debt		$86,604,000	$3,657,056
Less: Deferred financing costs		(808,215)	—
Total long-term debt, net of deferred finance costs		$85,795,785	$3,657,056

Presented:
Current portion of long-term debt		$18,089,000	$1,053,156
Less: Current portion of deferred finance costs		(409,705)	—
Current portion of long-term debt, net of deferred finance costs		$17,679,295	$1,053,156

Debt related to assets held for sale		$2,415,000	$—
Less: Current portion of deferred finance costs		(8,352)	—
Debt related to assets held for sale, net of deferred finance costs		$2,406,648	$—

Non-Current portion of long-term debt		66,100,000	2,603,900
Less: Non-Current portion of deferred finance costs		(390,158)	—
Non-Current portion of long-term debt, net of deferred finance costs		$65,709,842	$2,603,900

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt (continued):

a.	$11.0 Million Term Loan Facility

On November 22, 2019, two of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, Spetses and Pikachu owning the M/V Magic P and the M/V Magic Moon, respectively, entered into the Company’s first senior secured term loan facility in the amount of $11.0 million with Alpha Bank S.A (“Alpha Bank”). The facility was drawn down in two tranches on December 2, 2019. This facility has a term of five years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in twenty (20) equal quarterly installments of $400,000 each, plus a balloon installment of $3.0 million payable simultaneously with the last installment at maturity, on December 2, 2024. On February 14, 2024, the Company entered into a first supplemental agreement with Alpha Bank pursuant to which, with effect from April 3, 2023, SOFR replaced LIBOR as the reference rate under the Company’s $11.0 million term loan facility and the margin was increased by a percentage of 0.045%, which is the equivalent of the positive difference as of April 3, 2023 between USD LIBOR and SOFR for the first rollover period commencing April 3, 2023 selected upon application of SOFR methodology. Such percentage will apply over the tenor of the loan going forward regardless of future rollover periods.

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

As of December 31, 2023, the loan tranche relating to M/V Magic Moon, amounting to $2.4 million has been classified as Debt related to assets held for sale under current liabilities. On January 16, 2024, Alpha Bank entered into a deed of partial release, with respect to the M/V Magic Moon, releasing and discharging the underlying borrower and all security created over the M/V Magic Moon in full after the settlement of the outstanding balance of $2.4 million pertaining to M/V Magic Moon’s tranche. The facility’s repayment schedule was adjusted accordingly.

On December 3, 2024, the Company fully repaid the outstanding amount of $1.6 million, thus as of December 31, 2024, this loan facility has been fully repaid.

b.	$15.29 Million Term Loan Facility

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt (continued):

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

On March 8, 2024, Hamburg Commercial Bank AG entered into a deed of partial release, with respect to the M/V Magic Nova, releasing and discharging the underlying borrower and all security created over the M/V Magic Nova in full after the settlement of the outstanding balance of $4.9 million pertaining to M/V Magic Nova’s tranche. The facility’s repayment schedule was adjusted accordingly.

On May 28, 2024, Hamburg Commercial Bank AG entered into a deed of total release with respect to the M/V Magic Horizon, releasing and discharging the underlying borrower and all security created over the M/V Magic Horizon in full after the settlement of the outstanding balance of $4.5 million pertaining to M/V Magic Horizon’s tranche.

As of December 31, 2024, this loan facility has been fully repaid.

c.	$40.75 Million Term Loan Facility

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt (continued):

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

On April 18, 2024, Hamburg Commercial Bank AG entered into a deed of partial release with respect to the M/V Magic Nebula, releasing and discharging the underlying borrower and all securities created over the M/V Magic Nebula in full, after the settlement of the outstanding balance of $7.0 million pertaining to M/V Magic Nebula’s tranche. The facility’s repayment schedule was adjusted accordingly.

On September 17, 2024, Hamburg Commercial Bank AG entered into a deed of total release with respect to the M/V Magic Thunder and M/V Magic Eclipse, releasing and discharging the underlying borrowers and all securities created over those vessels in full after the voluntary settlement of the outstanding balance of $13.8 million pertaining to M/V Magic Thunder’s and M/V Magic Eclipse’s tranches.

As of December 31, 2024, this loan facility has been fully repaid.

d.	$55.0 Million Term Loan Facility

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

On May 23, 2024, Deutsche Bank AG entered into a deed of partial release, with respect to the M/V Magic Vela, releasing and discharging the underlying borrower and all security created over the M/V Magic Vela in full, after the settlement of the outstanding balance of $4.3 million pertaining to M/V Magic Vela’s tranche. On the same date, the Company voluntarily prepaid $12.2 million in aggregate with respect to the remaining tranches under this facility from the proceeds of the sale of M/V Magic Vela. Following the prepayments, the facility was repayable in 10 quarterly installments (installments 1 to 3 in the amount of $1,487,500, installments 4 to 9 in the amount of $1,139,000 and installment 10 in the amount of $802,500).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt (continued):

On September 3, 2024, Deutsche Bank AG entered into a deed of release with respect to the M/V Magic Starlight, M/V Magic Mars, M/V Magic Pluto and M/V Magic Perseus, releasing and discharging the underlying borrowers and all security created over those vessels in full, after the voluntary settlement of the outstanding balance of $10.6 million pertaining to M/V Magic Starlight’s, M/V Magic Mars’s, M/V Magic Pluto’s and M/V Magic Perseus’s tranches.

As of December 31, 2024, this loan facility has been fully repaid.

e.	$22.5 Million Term Loan Facility

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

On August 7, 2024, the Company prepaid in full the amount of $14.6 million remaining outstanding at that date. On August 14, 2024, Chailease International Financial Services (Singapore) Pte., Ltd entered into a deed of release with respect to the M/V Ariana A and M/V Gabriela A, releasing and discharging the underlying borrowers and all security created over those vessels in full after the settlement of the outstanding balance of $14.6 million.

As of December 31, 2024, this loan facility has been fully repaid.

f.	5 Million Euro Term Loan

On November 20, 2024, MPC Maritime Holding GmbH entered into a term loan in the amount of up to 5.0 million Euro ($5.2 million) with Ostfriesische Volksbank eG. The term loan was drawn down in a tranche of 3.5 million Euro ($3.7 million) on December 9, 2024. This term loan has a term of five years from the first date of the first installment payment (March 31, 2025), bears interest at a margin of 2.1% - 1.8% over EURIBOR (for drawings in Euro) and over SOFR (for drawings in US Dollar). It is repayable in twenty equal quarterly installments of 250,000 Euro ($ 260,390) starting at March 31, 2025. The term loan is unsecured and is not subject to any covenants. As of December 31, 2024, the outstanding balance of the loan is $3,657,056, including $12,056 accrued interest.

On November 17, 2023, MPC Capital entered into a revolving credit facility in the amount of 5.0 million Euro (USD 5.0 million) with VR Bank in Holstein eG until further notice. It bears interest at a margin of 1.5% over EURIBOR and is unsecured and is not subject to any covenants. As of December 31, 2024, the facility is not drawn.

As of December 31, 2023, the Company was in compliance with all financial covenants prescribed in its debt agreements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt (continued):

Restricted cash as of December 31, 2023, current and non-current, represent minimum liquidity deposits, retention deposits and cash balances in dry-dock reserve accounts required under certain of our loan facilities.

The annual principal payments for the Company’s outstanding debt arrangements as of December 31, 2024, required to be made after the balance sheet date, are as follows:

Twelve-month period ending December 31,	Amount
2025	$1,041,560
2026	1,041,560
2027	1,041,560
2028	520,780
Total long-term debt	$3,645,460

The weighted average interest rate on the Company’s long-term debt for the years ended December 31, 2022, 2023 and 2024 was 5.1%, 8.5% and 8.7% respectively.

Total interest incurred on long-term debt for the years ended December 31, 2022, 2023 and 2024, amounted to $6.8 million, $9.8 million and $3.7 million respectively, and is included in Interest and finance costs (Note 22) in the accompanying consolidated statements of comprehensive income.

13.	Investment in equity securities

A summary of the movement in listed equity securities for the years ended December 31, 2023 and 2024 is presented in the table below:

Equity securities
Balance December 31, 2022	$—
Equity securities acquired	72,211,450
Proceeds from sale of equity securities	(258,999)
Gain on sale of equity securities	2,636
Unrealized gain on equity securities revalued at fair value at end of the period	5,134,013
Balance December 31, 2023	$77,089,100
Equity securities acquired	59,903,362
Proceeds from sale of equity securities	(52,940,067)
Net loss on sale of equity securities	(99,238)
Realized foreign exchange loss	(169,881)
Unrealized loss on equity securities revalued at fair value at end of the period	(14,639,422)
Unrealized foreign exchange loss	(24,844)
Balance December 31, 2024	$69,119,010

On June 30, 2023, the Company filed a Schedule 13G, reporting that it held 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023. On December 11, 2023, Star Bulk Carriers Corp. (“Star Bulk”) and Eagle announced that they had entered into a definitive agreement to combine in an all-stock merger. On April 5, 2024 the merger terms were approved by the shareholders of Eagle and on April 9, 2024 the merger was completed. Under the terms of the merger agreement, each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned.

In the years ended December 31, 2022, 2023 and 2024, the Company received dividends of $24,528, $1,312,222 and $6,692,418, respectively, from its investments in listed equity securities.

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

Reverse Stock Split

On March 27, 2024, the Company effected a 1-for-10 reverse stock split of its common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of warrant shares eligible for purchase under the Company’s effective warrant schemes, in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of the Company’s common shares remained unchanged to $0.001 per share.

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

June 2020 underwritten common stock follow-on offering (the “2020 June Equity Offering”)

The warrants issued under the June 2020 underwritten common stock follow-on offering (the “Class A Warrants”), which closed on June 26, 2020, have a term of five years and are exercisable immediately and throughout their term for $35.00 per common share (American style option). The exercise price of the Class A Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the Class A Warrants, the exercise price of the Class A Warrants was reduced to $25.30.

During the years ended December 31, 2023, and 2024, no exercises of Class A Warrants took place. As a result, as of December 31, 2023 and 2024, Class A warrants were exercisable in the aggregate into 623 of our common shares.

2020 registered direct equity offering (the “2020 July Equity Offering”)

The warrants issued under the 2020 registered direct equity offering (the “Private Placement Warrants”), which closed on July 15, 2020, have a term of five years and are exercisable immediately and throughout their term for $35.00 per common share (American style option). The exercise price of the Private Placement Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the Private Placement Warrants, the exercise price of the Private Placement Warrants was reduced to $25.30.

On October 6, 2023, the Company repurchased, in privately negotiated transactions with certain of these unaffiliated third-party warrant holders, 67,864 Private Placement Warrants for $0.105 per repurchased warrant, or an aggregate purchase price of $7,126. Following the repurchase, as of December 31, 2023, no Private Placement Warrants remain outstanding.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Equity Capital Structure (continued):

2021 Third Registered Direct Equity Offering

The warrants issued under the 2021 Third Registered Direct Equity Offering (the “April 7 Warrants “), which closed on April 7, 2021, have a term of five years and are exercisable immediately and throughout their term for $65.00 per common share (American style option). The exercise price of the April 7 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders. On March 7, 2023, in connection with the Spin-Off and in accordance with the terms of the April 7 Warrants, the exercise price of the April 7 Warrants was reduced to $55.30.

On October 6, 2023, the Company repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 April 7 Warrants for $0.105 per repurchased warrant, for an aggregate purchase price of $0.9 million. Following the repurchase, the April 7 Warrants were exercisable in the aggregate into 1,033,077 of the Company’s common shares with an exercise price of $55.30.

As of October 6, 2023, the fair value of the warrants repurchased were estimated by the Company using the Black Scholes method using the following Level 3 inputs by applying the same methodology as per initial fair value measurement for the April 7 Warrants and the Private Placement Warrants. For this assessment the Company updated the Level 3 inputs considering expected volatility of 100% for the valuation of the instrument based on an exercise price of $55.30 and $22.30 respectively. The Company considered the guidance under FASB ASC Topic 505-30 for the warrants repurchase and, as a result, as of October 6, 2023, the difference between the carrying value and the fair value of the April 7 Warrants and Private Placement Warrants, amounting to $0.4 million, was recognized in retained earnings as a deemed dividend, and has been considered in the 2023 earnings per share calculations (Note 18).

Warrants repurchase

On April 22, 2024, the Company commenced a series of private transactions to purchase all of its outstanding April 7 Warrants at a price of $0.105 per warrant. The April 7 Warrants were exercisable in the aggregate into 1,033,077 of the Company’s common shares, par value $0.001 per share (the “Warrant Shares”), at an exercise price per warrant share of $55.30.  The number of Warrant Shares and the exercise price reflected adjustments as a result of the 1-for-10 reverse stock split discussed above.

On May 31, 2024, the Company repurchased in a tender offer 10,080,770 Warrants, exercisable in the aggregate into 1,008,077 Common Shares for an aggregate cost of $1,058,481 excluding fees relating to the tender offer. Following the retirement and cancellation by the Company of the April 7 Warrants purchased pursuant to the tender offer, as of December 31, 2024, the April 7 Warrants that remain outstanding are exercisable in the aggregate into 25,000 Common Shares.

The Company accounted for the Class A Warrants, the Private Placement Warrants and April 7 Warrants as equity in accordance with the accounting guidance under ASC 815-40. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity’s own stock and (ii) meets the equity classifications conditions. The Company concluded these warrants were equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.
In connection with the Spin-Off, the exercise price of each of the Class A Warrants, April 7 Warrants and Private Placement Warrants was decreased in accordance with their terms by the fair market value (as determined by our Board of Directors, in good faith) of the Toro common shares upon completion of the Spin-Off.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Equity Capital Structure (continued):

May 2023 at-the-market common shares offering program (the “ATM Program”)

On May 23, 2023, the Company, entered into an equity distribution agreement for the ATM Program, with Maxim, under which the Company may sell an aggregate offering price of up to $30.0 million of its common shares with Maxim acting as a sales agent over a minimum period of 12 months. No warrants, derivatives, or other share classes were associated with this transaction. As of December 31, 2023, the Company had received gross proceeds of $0.9 million under the New ATM Program by issuing 201,378 common shares. The net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses (advisory and legal fees), amounted to $0.6 million.

Nasdaq Minimum Bid Price Requirement

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

On March 27, 2024, the Company effected a 1-for-10 reverse stock split of its common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of the Company’s common shares remained unchanged to $0.001 per share.

On April 11, 2024, the Company received a written confirmation from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement.

(b)	Preferred Shares:

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

5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES

On August 7, 2023, the Company agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share, to Toro for aggregate consideration of $50.0 million in cash. This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms. The Series D Preferred Shares were measured at fair value, being $49.5 million, and a deemed capital contribution from Toro of $0.5 million, being the difference between the fair value and the transaction price, was recognized.

On December 12, 2024, the Company agreed to issue an additional 50,000 Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms. The 100,000 Series D Preferred Shares were measured at fair value, being $77.6 million, and a deemed capital contribution from Toro of $22.4 million, being the difference between the fair value and the transaction price, was recognized.

In connection with the latest transaction, Castor amended the terms of the Castor Series D Preferred Shares to, among other things: (i) reset the date from which holders of the Castor Series D Preferred Shares may convert their Series D Preferred Shares into common shares of Castor to January 1, 2026 from August 7, 2024, (ii) require that any holder of the Castor Series D Preferred Shares electing to exercise its optional conversion rights convert not less than 500 Castor Series D Preferred Shares into common shares of Castor, and (iii) introduce an additional redemption feature whereby Castor may, at its option, redeem for cash all remaining outstanding Castor Series D Preferred Shares if the number of Series D Preferred Shares outstanding is 30,000 or less. Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Equity Capital Structure (continued):

•
Redemption. The Company may, at its option, redeem the Series D Preferred Shares (i) in whole or in part, at any time and from time to time on or after the fifth anniversary of August 7, 2023 (the Series D Preferred Shares issue date), at a cash redemption price equal to 105% of the stated amount and (ii) in whole but not in part, if at any time the number of shares of the Series outstanding is 30,000 shares or less, at a cash redemption price equal to 100% of the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date.

•
Conversion Rights.  The Series D Preferred Shares are convertible, at their holder’s option, to common shares after January 1, 2026 and at any time thereafter. The conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $7.00 per common share and (ii) the 5-day value weighted average price immediately preceding the conversion date. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split discussed herein. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Equity Capital Structure (continued):

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

Following the issuance of the additional shares and the amendments to the terms of the Series D Preferred Shares, the Company followed the provisions of ASC 470-50 “Modifications and Extinguishments” to determine whether the amendment to the preferred stock should be accounted for as a modification or extinguishment. For extinguishments, the Company follows the accounting as per ASC 260-10-S99-2. The Company treated that issuance of the Series D Preferred Shares, and the amendments to it, as extinguishment, and recognized the difference of $22.4 million (between (1) the fair value of the consideration transferred to the holders of the preferred shares (i.e., the cash or the fair value of new instruments issued) and (2) the carrying amount of the preferred shares) as a deemed capital contribution from Toro due to extinguishment. This difference is added to net income to arrive at income available to common stockholders in the calculation of earnings per share.

Thus, the Company uses a revised effective interest rate of 10.24% over the expected life of the Series D Preferred Shares being nine years, which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts.

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

As of December 31, 2024, the net value of Mezzanine Equity amounted to $77,708,258, including the amount of $606,444 of deemed dividend on the Series D Preferred Shares in the year ended December 31, 2024. During the years ended December 31, 2024, the Company paid to Toro a dividend amounting to $2,500,000 on the Series D Preferred Shares, and the accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $687,500.

(d)	Accumulated other comprehensive income

Accumulated Other Comprehensive Income (AOCI) consists of foreign currency translation amounts that relate to accumulated foreign currency losses as a result of translation the financial statements into US Dollars as the presentation currency. In addition, the AOCI includes the effective portion of the gain or loss on the hedging instrument which will be reclassified into earnings when the hedged transaction affects earnings.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, accrued charter revenue, investments in equity securities, equity investments, an investment in related party, derivative assets and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies), derivative liabilities and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies), accrued charter revenue and accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities.

Investment in equity securities: The carrying value reported in the accompanying consolidated balance sheets for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

Equity investments: The Company, though its majority owned subsidiary MPC Capital, holds minority interests in entities that invest in vessels and renewable energy assets. If a quoted market price in active market is not available, generally, net asset value (“NAV”) is applied if applicable as permitted under ASC 820. The NAV is determined based on third-party valuations of the underlying assets. These valuations typically employ income-based and market-based approaches, depending on the asset type. These investments are generally illiquid and the Company has no redemption rights. A sale of the investments is considered unlikely. While there is no active market for the Company’s ownership interests and NAV may not be immediately realizable through sale of the shares, it is expected that the proceeds from the eventual sale of the underlying assets held by the investee entities will approximate the NAV attributed to the Company’s ownership interest. Given the short period between the acquisition date and the reporting date, and in the absence of changes in market conditions or other relevant factors, the fair value of the investment as of December 31, 2024, is considered to be equal to its carrying amount. No gains or losses were recognized during the period.

Long-term debt (including related party long term debt): The credit facilities discussed in Note 12 and in Note 4, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as EURIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2024 and 2023.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Financial Instruments and Fair Value Disclosures (continued):

Derivative contracts – recurring measurements
The company enters in forward and options agreement to hedge against foreign currency risks. As of December 31, 2024, foreign currency derivatives can be analyzed as follows:

In thousands	Derivatives assets (current)		Derivatives liabilities (current)
	Fair Value	Nominal Value	Fair Value	Nominal Value
Hedge accounting	$0	$0	$246	$5,213
Economic hedging	1,108	23,106	1,144	26,979
Total	$1,108	$23,106	$1,390	$32,192

All of the derivative assets and liabilities are measured at fair value classified in Level 2 within the fair value hierarchy. Economic hedging refers to the use of derivatives to mitigate risk without applying hedge accounting. The amount reported in accumulated other comprehensive income at the reporting date will be reclassified into earnings within the next 12 months.

Assets measured at fair value on a non-recurring basis:

As of December 31, 2024, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis is based on the memorandum of agreement price and is categorized based upon the fair value hierarchy as follows: In November 2024, the vessel M/V Ariana A having a carrying value of $19,799,521 (including unamortized deferred charges), was recorded at a fair value less cost to sell of $ 16,170,000, resulting in loss of $ 3,629,521 (Note 7).

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels	$16,500,000	-	$16,500,000	-
Total	$16,500,000	-	$16,500,000	-

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Leases

The Company has entered into non-cancellable operating leases for offices and vehicles. Lease cost recognized in the Company’s consolidated statements of income is summarized as follows:

Period ended December 31, 2024
Operating lease costs in the period from December 16th to December 31st	$54,914
Total lease cost:	$54,914

There were no cash payments during the reporting period.

Other information about lease amounts recognized in the consolidated financial statements, as of December 31, 2024) is as follows:

Weighted-average remaining lease term – 6.44 years
Weighted-average discount rate – 2.15%

The following table depicts the undiscounted cashflow on an annual basis of each of the next five years and the sum for all the years thereafter:

Year ended December 31, 2024
1 year	$1,208,417
1-2 years	1,201,290
2-3 years	1,193,803
3-4 years	1,193,803
4-5 years	1,193,803
5+ years	2,387,606
Total undiscounted cashflow	8,378,722
Interest	(607,743)
Lease Liability as of December 31, 2024	$7,770,979

17.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed (except as disclosed under Note 17(b) and Note 17(c)), or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Commitments and Contingencies (continued):

(a)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2024. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI-linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending December 31,	Amount
2025	$20,231,359
Total	$20,231,359

For the Lease commitments refer to Note 16.

In addition, the Company has payment commitments of $2.5 million related to the disposal group held for sale for the use of land.

(b)	Claims

Following the buyers’ failure to take delivery of M/V Magic Moon, Pikachu Shipping Co. (the “sellers” or the “owners”), a wholly owned subsidiary of the Company, terminated the sale of the vessel under the Memorandum of Agreement, dated March 23, 2023, between the sellers and the buyers (the “MoA”). Notably, the MoA required that the buyers deposit 10% of the purchase price into an escrow account administered by the escrow agent as security for completion of the transaction according to the terms and conditions set forth in the MoA and the buyers deposited $1,395,000 into such account prior to their breach of the MoA (the “Deposit”). The owners accordingly initiated arbitration proceedings during September 2023 for the release of and remittance to the Company of the $1,395,000 deposit held in escrow based on the owner’s position that the buyers’ failure to take delivery of the M/V Magic Moon constituted a default under the MoA. While the Company is unable to provide any assurances as to the ultimate outcome of the case, it believes it will prevail at arbitration. All the submissions on behalf of the Company were prepared, reviewed and filed with the London arbitrator, who on April 28, 2024 issued and on May 1, 2024 delivered an arbitration award in favor of the owners, awarding them the return of the Deposit subject to no appeal being filed by the buyers within 28 days from the day of the issuance of the award. On May 28, 2024, the Company collected the amount of $1,411,356 (including the deposit amount of $1,395,000 and gross interest earned on the deposit), and following the provisions of ASC 450-30-25-1, has recorded this gain in the “Gain from a claim” in the Company’s consolidated statements of comprehensive income for the year ended December 31, 2024.

In addition, the Company included in the claim both the damages that it has suffered due to the unlawful breach of MoA by the buyers as well as all the related expenses it has incurred due to the buyers’ default under the MoA. As of December 31, 2023 and 2024, the Company has included the amount of $115,000 in ‘Prepaid expenses and other assets’ in the accompanying consolidated balance sheets.

In addition, the M/V Magic Moon was arrested on August 17, 2023 by the buyers to secure a claim before the Korean courts for the amount of $1,395,000, equal to the amount of the Deposit, and the owners paid a counter-security of $1,395,000 for the purpose of lifting the arrest of the vessel. The owners have applied to the Korean courts to decide the issue of the return of the counter-security to them. The Company has included the $1,395,000 in ‘Prepaid expenses and other assets’ in the accompanying consolidated balance sheets for the year ended December 31, 2023 incurred in connection with the cash deposit made in 2023 by the owners for the purpose of lifting the arrest of the M/V Magic Moon. On October 4, 2024, the Company collected the amount of $1,401,740 (including the counter-security amount of $1,395,000 and gross interest earned on the deposit).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Commitments and Contingencies (continued):

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

(c)	Contingencies

The Company recognized further provisions in the amount of approximately $3.8 million for various circumstances involving uncertainty if it was probable that an outflow of resources will be required to settle the obligations and the amount of the losses was reasonably estimable.

A provision of approximately $1.1 million and contingent liabilities of approximately $2.4 million were recognized for possible losses with respect to disputes including legal proceedings concerning potential prospectus errors for closed-end funds placed by the Company in the past that could have causal effect on the individual investor’s decision. Contingencies are included in accrued liabilities in the accompanying consolidated balance sheets.

18.	Earnings Per Common Share:

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the years ended December 31, 2022, 2023 and 2024, the effect of the warrants outstanding during each such period and as of each such date, would be antidilutive, hence they were excluded from the computation of diluted earnings per share. For the purpose of calculating diluted earnings per common share for the years ended December 31, 2023 and 2024, the weighted average number of diluted shares outstanding includes the conversion of outstanding Series D Preferred Shares (Note 14) calculated with the “if converted” method by using the average closing market price over the reporting period from August 7, 2023 (the date of their issuance) to December 31, 2023 and by using the average closing market price over the reporting period from January 1, 2024 to December 31, 2024 and the average closing market price over the reporting period from December 12, 2024 (the date of the additional Series D issuance) to December 31, 2024, respectively.

The components of the calculation of basic and diluted earnings per common share are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
Net income from continuing operations, net of taxes	66,540,925	21,303,156	15,304,934
Net income from discontinued operations, net of taxes	52,019,765	17,339,332	—
Less: Net income attributable to non-controlling interest in subsidiaries	—	—	(685,938)
Net income attributable to Castor Maritime Inc.	$118,560,690	$38,642,488	$14,618,996
Less: Dividend on Series D Preferred Shares	—	(1,020,833)	(2,645,833)
Less: Deemed dividend on Series D Preferred Shares	—	(196,296)	(606,444)
Less: Deemed dividend on warrants repurchased	—	(444,885)	—
Add: Deemed contribution from Series D preferred shareholders	—	—	22,437,675
Net income available to common shareholders, basic	118,560,690	36,980,474	33,804,394
Dividend on Series D Preferred Shares	—	1,020,833	2,645,833
Deemed dividend on Series D Preferred Shares	—	196,296	606,444
Deemed contribution from Series D preferred shareholders	—	—	(22,437,675)
Net income attributable to common shareholders, diluted	118,560,690	38,197,603	14,618,996

Weighted average number of common shares outstanding, basic	9,460,976	9,571,045	9,662,354
Effect of dilutive shares	—	12,382,788	29,082,896
Weighted average number of common shares outstanding, diluted	9,460,976	21,953,833	38,745,250

Earnings per common share, basic, continuing operations	$7.03	$2.05	$3.50
Earnings per common share, diluted, continuing operations	$7.03	$0.95	$0.38
Earnings per common share, basic, discontinued operations	$5.50	$1.81	$—
Earnings per common share, diluted, discontinued operations	$5.50	$0.79	$—
Earnings per common share, basic, Total	$12.53	$3.86	$3.50
Earnings per common share, diluted, Total	$12.53	$1.74	$0.38

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.	Revenues

(a) Vessel Revenues:

The following table includes the vessel revenues earned by the Company in each of the years ended December 31, 2022, 2023 and 2024, as presented in the accompanying consolidated statements of comprehensive income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
Time charter revenues	150,216,130	97,515,511	65,069,003
Total Vessel revenues	$150,216,130	$97,515,511	$65,069,003

During each of the years ended December 31, 2022, 2023 and 2024, the Company generated its revenues from time charters.

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

(b) Revenue from services

The following table represents a disaggregation of revenue from contracts with customers by type of service:

December 16 to December 31, 2024
Ship Management	$838,809
Management Services	309,259
Transaction Services	212
Other Revenue	26,096
Total	$1,174,376

The following table represents a geographical disaggregation of revenue:

December 16 to December 31, 2024
Germany	$850,942
The Netherlands	102,799
China (Hong Kong)	112,528
Singapore	39,121
Panama	67,174
Colombia	1,812
Total revenue from services	$1,174,376

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
20.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2022	2023	2024
Crew & crew related costs	21,567,463	21,790,625	13,628,346
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	11,289,623	10,387,925	6,483,757
Lubricants	2,476,027	2,748,208	1,526,632
Insurances	3,286,750	3,503,257	2,193,393
Tonnage taxes	885,881	872,702	583,738
Other	1,753,810	2,610,911	1,772,907
Total Vessel operating expenses	$41,259,554	$41,913,628	$26,188,773

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2022	2023	2024
Brokerage commissions	1,842,495	1,900,940	1,323,613
Brokerage commissions- related party	1,944,288	1,274,384	1,170,615
Port & other expenses	858,827	615,838	1,561,112
Bunkers consumption	2,713,216	1,114,356	319,231
(Gain) / loss on bunkers	(3,637,549)	146,710	(125,715)
Total Voyage expenses	$3,721,277	$5,052,228	$4,248,856

21.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
Non-executive directors’ compensation	$72,000	$72,000	$126,000
Audit fees	503,187	249,217	243,618
Professional fees and other expenses	4,368,750	2,261,154	2,709,155
MPC Capital acquisition-related costs (including $4,471,595 to related parties for the year ended December 31, 2024, Note 4(a))	—	—	7,017,535
Administration fees-related party (Note 4(a))	2,100,000	3,099,000	3,247,570
Total	$7,043,937	$5,681,371	$13,343,878

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
22.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
Interest on long-term debt	$6,816,153	$9,826,795	$3,685,040
Interest on long-term debt – related party (Note 4 (e))	—	—	364,205
Amortization and write-off of deferred finance charges	730,513	888,523	810,000
Other finance charges (including $0, $0 and $417,623 to related parties for the year ended December 31, 2022, 2023 and 2024, respectively, Note 4(a))	134,816	544,325	1,227,110
Total	$7,681,482	$11,259,643	$6,086,355

23.	Income Taxes:

Castor and certain of its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands but are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

Pursuant to §883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly Traded Test”). Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met.

In the Company’s case, it would have satisfied the Publicly-Traded Test if its common shares represented more than 50% of the voting power of its stock, and it can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. To that respect, the Company believes its stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations, satisfies the intent and purpose of the exemption. This position is uncertain and was disclosed to the Internal Revenue Service when the Company filed its U.S. tax returns for 2023. It will be disclosed again when the Company files its U.S. tax returns for 2024.

Because the position stated above is uncertain, the Company has recorded provisions of $388,669, $177,794 and $113,915 for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and December 31, 2024, respectively.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
23.	Income Taxes (continued):

Income Taxes relating to MPC Capital

During the reporting period the income before taxes for the asset management segment of the Company is mostly generated in Germany. A summary of the provision for income taxes is as follows:

Amounts stated in thousands	December 31, 2024
Corporate Income tax	$3,951
Trade tax	2,475
Other	217
Total provision for income taxes	$6,643

The income tax receivable on the face of the consolidated balance sheet is due to refundable withholding taxes on profit distributions in the amount of $11,018 thousands.

Effective Income Tax Rate Reconciliation
A reconciliation of the German statutory income tax rate to the actual effective income tax rate is provided below:

2024
German statutory income tax rate	32.28%
Tax rate differentials	(30.55%)
Other	(0.93%)
Effective income tax rate	0.80%

Deferred Taxes

The significant components of the Company`s deferred tax account balances are as follows:

Year ended
Amounts stated in thousands	December 31, 2024
Deferred tax assets
Receivables due from related parties	$2,600
Right of Use Assets	2,508
Intangible assets	1,779
Provisions	1,481
Prepaid expenses and other assets	1,058
Other	480
Total deferred tax assets	9,906
Valuation allowances	(2,242)
Deferred tax assets, net of valuation allowances	7,664
Offsetting	(5,824)
Deferred tax assets, net of valuation allowances per balance sheet	1,840

Deferred tax liabilities
Equity instrument investments	5,757
Intangible assets	5,278
Lease liabilities	2,508
Other	377
Total deferred tax liabilities	13,920
Offsetting	(5,824)
Deferred tax liabilities per balance sheet	8,096

Net deferred tax liabilities	$6,256

Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company´s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge from the tax authorities.

The Company files income tax returns in Germany, the Netherlands and Norway and is subject to examinations by tax authorities. The Company believes that its income tax reserves are adequately maintained. However, the final determination of the Company tax returns, if audited, is uncertain and therefore there is a possibility for a change of the Company`s estimate in the future. There were no unrecognized tax benefits as of December 31, 2024, and there were no changes in the reporting period. The Company accrues interest and penalties related to underpayment of income taxes within the provision for income taxes.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
24.	Share-based compensation

The options were granted to management and key employees of MPC Capital in 2024. The remaining term of the options granted is derived from the contractual terms and the grant date of the options. The risk-free rate for periods within the contractual life of the option is based on zero-coupon bond risk-free rates generated using the Svensson model and yield curve data provided by the German Central Bank in effect at the time of grant. The grant-date fair value was $2.25 per option.

Long-term incentive program
Expected volatility	43.21%
Expected dividend yield	6.6%
Expected term (in years)	4.5
Risk-free rate	2.5%

Options	Number of options (in thousands)	Weighted average exercise price (Euro)	Weighted average remaining contractual term (Years)	Aggregate intrinsic value (USD, in thousands)
Outstanding at December 16, 2024	450	1
Granted	—	1
Exercised	—	1
Forfeited or expired	—	1
Outstanding at December 31, 2024	450	1	4.5	$2,015
Exercisable at December 31, 2024	—	—	—	—

As of December 31, 2024, there was $815 thousand of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the employee share option agreements of MPC Capital. That cost is expected to be recognized over a weighted-average period of 3.5 years.

25.	Segment Information:

Following the acquisition of the MPC Capital on December 16, 2024, the Company determined that it operated in three reportable segments, from two segments that operated as of December 31, 2023: (i) the dry bulk segment (ii) the containership segment and (iii) the asset management segment. These reportable segments reflect the Company’s internal organization and the way its chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling of differ in important respects. MPC Capital provides asset management services and it does not have similar economic characteristics to the other two segments. We do not disclose geographic information relating to our dry bulk and container ship segments because when we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For the asset management disclosure of geographic information refer to Note 19.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
25.    Segment Information (continued):
The table below presents information about the Company’s reportable segments as of and for the years ended December 31, 2022, 2023 and 2024. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s  consolidated financial statements. Segment results are evaluated based on income from operations.

	Year ended December 31, 2022			Year ended December 31, 2023			Year ended December 31, 2024
	Dry bulk segment	Container ship segment	Total	Dry bulk segment	Container ship segment	Total	Dry bulk segment	Container ship segment	Asset management segment	Total
- Time charter revenues	$148,930,997	$1,285,133	$150,216,130	$82,996,018	$14,519,493	$97,515,511	49,704,809	15,364,194	—	65,069,003
- Revenue from services	—	—	—	—	—	—	—	—	1,174,376	1,174,376
Total revenues	$148,930,997	$1,285,133	$150,216,130	$82,996,018	$14,519,493	$97,515,511	49,704,809	15,364,194	1,174,376	66,243,379
Voyage expenses (including charges from related party)	(3,649,944)	(71,333)	(3,721,277)	(4,425,879)	(626,349)	(5,052,228)	(3,142,501)	(1,106,355)	—	(4,248,856)
Vessel operating expenses	(40,697,898)	(561,656)	(41,259,554)	(36,876,772)	(5,036,856)	(41,913,628)	(21,531,189)	(4,657,584)	—	(26,188,773)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)	—	—	—	—	—	—	—	—	(1,117,476)	(1,117,476)
Management fees to related parties	(6,481,000)	(81,400)	(6,562,400)	(6,469,699)	(697,698)	(7,167,397)	(3,956,453)	(852,149)	—	(4,808,602)
Depreciation and amortization	(18,039,966)	(495,271)	(18,535,237)	(16,689,989)	(5,386,842)	(22,076,831)	(9,593,639)	(5,330,681)	(112,686)	(15,037,006)
Provision for doubtful accounts	—	—	—	—	—	—	(4,823)	—	—	(4,823)
Net gain on sale of vessels	—	—	—	6,383,858	—	6,383,858	19,298,394	—	—	19,298,394
Loss on vessels held for sale	—	—	—	—	—	—	—	(3,629,521)	—	(3,629,521)
Gain from a claim	—	—	—	—	—	—	1,418,096	—	—	1,418,096
Net gain on disposal	—	—	—	—	—	—	—	—	158,440	158,440
Net gain from equity method investments measured at fair value	—	—	—	—	—	—	—	—	2,687,236	2,687,236
Segments operating income/(loss)	$80,062,189	$75,473	$80,137,662	$24,917,537	$2,771,748	$27,689,285	32,192,694	(212,096)	2,789,890	34,770,488
Interest and finance costs			(7,642,577)			(10,883,521)				(4,636,880)
Interest income			1,282,756			2,631,798				4,098,120
Foreign exchange (losses)/gains			105,314			(84,127)				9,131
Less: Unallocated corporate general and administrative expenses			(7,043,937)			(5,681,371)				(13,343,878)
Less: Corporate Interest and finance costs			(38,905)			(376,122)				(1,449,475)
Less: Corporate Interest income			72,735			578,088				2,784,599
Less: Corporate exchange (losses)/ gains			4,568			(8,618)				(170,273)
Dividend income on equity securities			24,528			1,312,222				6,692,418
Dividend income from related party			—			1,166,667				1,423,332
Gains / (losses) on equity securities			27,450			5,136,649				(14,738,660)
Net income from continuing operations, before taxes			$66,929,594			$21,480,950				15,438,922
Net income from discontinued operations, before taxes			52,979,946			17,513,269				—
Net income, before taxes			119,909,540			38,994,219				15,438,922

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
25.    Segment Information (continued):
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2023 and 2024, is as follows:

	As of December 31, 2023	As of December 31, 2024
Dry bulk segment	$259,759,770	$194,561,173
Containership segment	46,202,603	54,030,862
Asset management segment	—	308,393,047
Cash and cash equivalents (1)	103,822,505	53,677,612
Prepaid expenses and other assets (1)	195,257,101	186,714,227
Total consolidated assets	$605,041,979	$797,376,921

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

26.	Subsequent Events:

(a)
Dividend on Series D Preferred Shares: On January 15, 2025, the Company paid to Toro a dividend (declared on December 27, 2024) amounting to $847,222 on the Series D Preferred Shares for the dividend period from October 15, 2024 to January 14, 2025. On April 15, 2025, the Company paid to Toro a dividend (declared on March 26, 2025) amounting to $1,250,000 on the Series D Preferred Shares for the dividend period from January 15, 2025 to April 14, 2025.

(b)
Sales of the M/V Ariana A and M/V Gabriela A: On January 22, 2025 and May 7, 2025, the Company completed the previously announced sales of the M/V Ariana A and the M/V Gabriela A, respectively, by delivering the vessels to their new owners. Please refer to Note 7.

(c)
Sale of the M/V Magic Eclipse: On March 6, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse for a gross sale price of $13.5 million. On March 12, 2025, the Company received deposit from the vessel’s buyer amounting to $1.35 million, or 10% of the purchase price of the vessel. The vessel was delivered to its new owners on March 24, 2025. The Company expects to record during the first quarter of 2025 a net loss of approximately $1.6 million, excluding any transaction-related costs.

(d)
Sale of the M/V Magic Callisto: On March 11, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Callisto for a gross sale price of $14.5 million. On March 12, 2025, the Company received deposit from the vessel’s buyer amounting to $1.45 million, or 10% of the purchase price of the vessel. The vessel was delivered to its new owners on April 28, 2025. The Company expects to record during the second quarter of 2025 a net loss of approximately $5.3 million, excluding any transaction-related costs.

(e)
Loan prepayments: On March 24, 2025, March 31, 2025, and on April 28, 2025 the Company performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000, and $14,000,000, respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, the Company prepaid the amount of $36,000,000 remaining outstanding at that date. As of the date of this Annual Report, the Term Loan has been fully repaid.

(f)
As of May 2025, all ship management agreements between the Company and Pavimar have been terminated. Castor Ships now exclusively provides the commercial and technical management of the Company’s entire fleet, while certain aspects of the management of a number of the Company’s vessels are subcontracted to related or third-party managers.

(g)
MPC Capital acquired a 50% share in BestShip GmbH & Cie, KG from the Norwegian Wilhelmsen Group at the start of January 2025. BestShip provides IT-based assessments of vessels for improving energy efficiency and reducing emissions, and advises on how to realize improvements. BestShip currently provides services for around 450 vessels.

(h)	On January 13, 2025, the Company drew an additional €1.5 million out of the loan facility from Ostfriesische Volksbank eG.