Form 20-F
period 2025-12-31
Castor Maritime Inc.
filed 2026-04-15
CIK 1720161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were outstanding 9,662,354 common shares of the Registrant, $0.001 par value per share.

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
•
“Spin-Off” refers to, collectively, the separation of the assets, liabilities and obligations of Castor and the subsidiaries comprising our former tanker business and Elektra Shipping Co. in exchange for (a) the issuance to the Company of 9,461,009 common shares of Toro, (b) the issuance to the Company of 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro having a stated amount of $1,000 per share (the “Toro Series A Preferred Shares”) and (c) the issuance to Pelagos Holdings Corp. (“Pelagos”), a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Toro, par value $0.001 per share against payment of the par value of such shares (such transactions, collectively, the “Contribution”) and the Distribution, each on March 7, 2023;

•	“Series D Preferred Shares” refers to our 5.00% Series D Cumulative Perpetual Convertible Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share;
•	“MPC Capital” refers to MPC Münchmeyer Petersen Capital AG, a German company listed on the Frankfurt Stock Exchange since 2000;
•
“MPC Capital Acquisition” refers to the acquisition, consummated on December 16, 2024 by Castor Maritime Inc. (acting through a wholly owned subsidiary) of 26,116,378 shares of common stock of MPC Capital, representing 74.09% of MPC Capital’s outstanding common stock, from MPC Münchmeyer Petersen & Co. GmbH (“MPC Holding”), for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million, excluding transaction related costs, pursuant to the terms and conditions of a share purchase agreement dated as of December 12, 2024 (the “MPC Acquisition SPA”);

•
“Amended and Restated Master Management Agreement” refers to the Amended and Restated Master Management Agreement between Castor and Castor Ships S.A. (“Castor Ships”), effective July 1, 2022 under which our vessels are commercially and technically managed; and

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

•	our continued ability to enter into time, voyage charters or pool arrangements with existing and new customers, and to re-charter our vessels upon the expiry of the existing charters;

•	changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change;

•
our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	instances of off-hire, due to vessel upgrades and repairs;

•	changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions;

•	the effects of our acquisition of MPC Capital;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	existing or future disputes, proceedings or litigation;

•	future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards;

•	volatility in our share price, including due to high volume transactions in our shares by retail investors;

•	potential conflicts of interest involving affiliated entities and/or members of our Board of Directors (the “Board”), senior management and certain of our service providers that are related parties;

•
general domestic and international political conditions or events, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, the attacks in the Strait of Hormuz, sanctions, “trade wars” (including the imposition of tariffs), global public health threats and major outbreaks of disease;

•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry;

•	changes in the assets under management as well as in the regulations related to the management of such assets may affect the revenues we earn from the asset management segment;

•	any material cybersecurity incident;

•	inadequacies in our insurance coverage;

•	developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification;

•	accidents and the impact of climate change, adverse weather and natural disasters; and

•	any other factor described in this Annual Report.

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Annual Report, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See “Item 3. Key Information—D. Risk Factors” for a more detailed discussion of these risks and uncertainties and for other risks and uncertainties. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

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

On March 7, 2023, we completed the Spin-Off of our Aframax/LR2 and Handysize segments. In connection with the Spin-Off, our Board also resolved to focus our efforts on our then current business of dry bulk shipping services, though we have since expanded into container shipping and asset management. For further information regarding the Spin-Off, including the foregoing resolutions, refer to “Item 4. Information on the Company—A. History of the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

On December 16, 2024, we completed the MPC Capital Acquisition of 26,116,378 shares of common stock of MPC Capital from MPC Holding, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (or approximately $192.0 million based on the exchange rate at the time of the transaction), excluding transaction-related costs. See “Information on the Company—A. History of the Company—Business”. Upon completion of the MPC Capital Acquisition, we established our asset management segment.

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

While we believe the estimated market and industry data included in this Annual Report are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Cautionary Statement Regarding Forward-Looking Statements” and “—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. We cannot guarantee the accuracy or completeness of this information.

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

•
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, including the armed conflict in Iran, as well as trade protectionism, including in relation to tariffs imposed by the U.S. or other countries, can affect the seaborne transportation industry, which could adversely affect our business.

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

•
We are subject to a wide range of international and regional environmental laws, regulations and standards, including evolving decarbonization initiatives and greenhouse gas emissions targets under IMO frameworks and the European Union’s Fit for 55 and other climate-related regulations. These ongoing developments — which may include more stringent energy efficiency requirements, carbon pricing mechanisms, and emissions reporting obligations — could materially affect our operations, costs and financial condition.

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

•
Our credit facilities and other financing arrangements contain, and we expect that any new or amended credit facility and financing arrangements we enter into will contain restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	We do not have a declared dividend policy and our Board may never declare cash dividends on our common shares.

•	Our share price has been highly volatile and may continue to be volatile in the future, as a result, investors in our common shares could incur substantial losses.

•
We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness or otherwise fail to maintain an effective system of internal controls, this could result in material misstatements in our consolidated financial statements and a failure to comply with applicable laws and regulations, which may materially adversely affect our business and share price.

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

The conflicts in Ukraine and the Middle East, including the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, combined with ongoing inflationary pressures and/or supply chain disruptions across most major economies and the imposition of tariffs and other restrictions to trade, have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our dry bulk vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns and trade routes, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport, such as grain, and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken. For further details, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.” Similarly, the dry bulk and containership trades experienced major disruptions and increased voyage costs since November 2023 due to increasingly frequent armed attacks on vessels in and around the Red Sea. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks, and international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business” for a description of the impacts of these attacks.

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

More generally, various economies around the globe were impacted by ongoing inflationary pressures, changing trade patterns, trade routes and/or supply chain disruptions in 2025, in part stemming from the conflict in the Middle East, including recent maritime incidents in and around the Red Sea and effective shutdown of the Strait of Hormuz, the conflict in Ukraine and related sanctions against Russia and Belarus and the imposition of tariffs by the United States. The global economy currently remains and is expected to continue to remain subject to substantial uncertainty, which may impact demand for the products which we transport. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our segments, our business, results of operations and available cash.

Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that has been and is likely to continue to be adversely impacted by the effects of geopolitical developments, including political instability or conflict, terrorist attacks or international hostilities. Further, investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories in which we operate. Any of these factors could adversely affect our business, financial condition, and operating results.

Currently, the world economy faces a number of challenges, including tensions between the United States and China, new and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, including the armed conflict in Iran (such as recent maritime incidents in and around the Red Sea and up to 600 nautical miles off the East African coast) and other geographic areas and countries, continuing economic weakness in the European Union and slowing growth in China and the continuing threat of terrorist attacks around the world.

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

Geopolitical conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results. Notably, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. These groups have stated that these attacks are a response to the Israel-Hamas conflict. While initially Israeli and US-linked vessels were thought to be the primary targets of these attacks, vessels from a variety of countries have been the subject of these incidents, including vessels flying the Marshall Islands flag. As a result of these attacks, certain vessels have sunk, been set alight and suffered other physical damage and crew injuries and fatalities have occurred, leading to heightened concerns for crew safety and security, as well as trade disruption. An increasing number of companies have rerouted their vessels to avoid passage through affected areas and are now completing their trades via alternative routes, such as through the Cape of Good Hope, incurring greater shipping costs and delays, as well as the costs of security measures. Though governments including the United States and United Kingdom have responded with air strikes against the hostile groups believed to be responsible for these attacks, the continuation or escalation of the conflict may drive the foregoing costs and risks higher. Any physical damage to our vessels or injury or loss of life of any of the individuals onboard our vessels could result in significant reputational damage or operational disruption, the exact magnitude of which cannot be estimated with certainty at this time. There can be no assurance regarding the precise nature, expected duration or likely severity of these maritime incidents. Future hostilities or other political instability in regions where our vessels trade could also negatively affect the shipping industry by resulting in rising costs and changing patterns of supply and demand, as well as our trade patterns, trade routes, operations and performance.

Further, if attacks on vessels occur in regions designated by insurers as “war risk” zones, or listed by the Joint War Committee (“JWC”) as areas of heightened risk for war, strikes, terrorism, or related perils (“JWC Listed Areas”), the premiums payable for such coverage could increase significantly. In some cases, such insurance coverage may become more difficult to obtain, or unavailable altogether. However, our vessels are currently not trading through these high-risk areas, as we have expressly excluded such regions within the trading area clause incorporated in all of our time charter party agreements.

As of March 3, 2026, the JWC Listed Areas included parts of the Southern Red Sea, Gulf of Aden, and Black Sea, as well as the coastal waters of Yemen, Israel, Iran, Somalia, Nigeria, Libya, Bahrain, Djibouti, Kuwait, Oman and Qatar among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing substantial increases in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our shipping business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts, tensions and recent developments in the Middle East, including continuing unrest in Syria and Iran and relating to the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, the outbreak of armed conflict in Iran has and may continue to affect the shipping industry, including restrictions on the ability of ships to transit the Strait of Hormuz, which was effectively shut down, and attacks on vessels in the Persian Gulf and throughout the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.”

Geopolitical conditions in the shipping industry have also been significantly impacted by GPS jamming and spoofing. These practices pose serious risks to navigation systems, particularly in high-risk areas such as the Strait of Hormuz, Black Sea, Eastern Mediterranean, Red Sea and other regional hotspots. As new jamming hubs emerged in 2025 in Sudan, Djibouti, and the Black Sea–Gulf of Guinea corridor and 13 European coastal nations and Iceland issued a joint warning in January 2026 over growing GNSS interference in the Baltic and North Sea. The scale has also grown dramatically over 10,000 vessels were affected in Q2 2025 alone, an eightfold increase over the prior quarter. This particular issue may impose additional costs, as it might be considered necessary to provide vessels with additional navigational equipment to countermeasure jamming and spoofing.

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

In addition, while our dry bulk vessels’ average age is close to the industry average, the average ages of our containership vessels are older than the industry average for such vessels, and may therefore be viewed as providing insufficient or only short-term collateral in connection with future financing. This could restrict our access to or terms of any financing. Further, if the fair market values of our vessels decline, we might not be in compliance with various covenants in our credit facilities or credit facilities we enter into in the future, some of which require the maintenance of a certain percentage of the fair market values of the vessels securing the facility to the principal outstanding amount of the respective facility or a maximum ratio of total net debt to the market value adjusted total assets. See “—Our recently repaid credit facility contained, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.”

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

Protectionism has been and continues to be on the rise globally in recent years. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions.

The United States has similarly seen a rise in protectionist policies. In 2025, the U.S. government has made statements and taken actions that may impact international trade generally and our industry and business specifically.

In April 2025, the United States imposed blanket 10% tariffs on most imports to the United States and significantly higher tariffs applicable to imports from certain countries, including China. In response to these measures, affected countries have imposed or are reportedly considering additional tariffs on imports from the United States. In July 2025, the United States announced country-specific “reciprocal” tariff rates on more than 90 countries. In response to a ruling from the Supreme Court of the United States that the tariffs imposed in April 2025 overstepped President Trump’s powers, President Trump announced a new tariff rate of 10% (then 15%) on imports of goods from all countries in February 2026. Although the United States has suspended or delayed the implementation of certain announced U.S. tariffs to allow for negotiations with other governments, the current U.S. administration has continued to signal that it will likely impose additional tariffs. Such measures could lead to further retaliatory actions by the countries with which the U.S. trades.

U.S. officials also have imposed substantially increased port fees for Chinese-built, -operated, or -owned ships and for foreign-built vehicle carriers (not limited to China). In response, China increased port fees for United States-linked ships. In October 2025, the United States and China announced that they agreed to a one-year suspension of increased fees but, once the fees are no longer suspended, three of our vessels were built in China and therefore will be subject to such fees in U.S. ports if they discharge cargo at U.S. ports. Nonetheless, certain of our Chinese-built vessels may qualify for an exemption from such fees by virtue of holding multiple load line certificates, which under the applicable regulations may render them exempt from the imposed charges. In addition, the United States has implemented and/or is considering other trade measures that apply to goods and equipment originating in Asia.

Our asset management segment’s operations have exposure to China through vessels managed by MPC Capital or its group companies that operate in China and call at Chinese ports, as well as through our commercial ship management activities conducted via a subsidiary which is based in China. As a result, our business may be directly affected by regulatory developments, trade restrictions, port access limitations, sanctions, tariffs, or other measures imposed by the United States, China, the European Union or other jurisdictions that impact trade with or within China.

Recent trade measures and the uncertainty surrounding these issues are likely to affect us and our industry.  The specific nature and scope of these effects are difficult to predict.  For example, if additional tariffs or other trade measures are considered or implemented, or if existing trade agreements are withdrawn and/or renegotiated, such developments could have adverse effects on our business, results of operations, and financial condition.  Such developments could potentially depress shipping demand and/or could cause an increase or change in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods, and (iii) the financial, legal, and compliance risks associated with exporting, importing, and shipping goods. Trade measures and related uncertainty could also adversely impact our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

The global dry bulk fleet grew by about 3.0% during each of 2024 and 2025. This growth reflects the delivery of a number of newbuilding orders placed in recent years. By the end of 2025, newbuilding orders have been placed for an aggregate of about 12.53% of the existing global dry bulk fleet, calculated in terms of DWT, with deliveries expected predominantly over the next two years.

There has been some further activity in the container newbuilding market during 2024 and 2025 and as a result new contracting has reached high levels vis-à-vis the active fleet. By the end of 2025, newbuilding orders accounted for approximately 34.02% of the existing global containership fleet, calculated in terms of TEU, with deliveries equally spread over the next three years. During 2024, the total container fleet grew by 10.1%, and during 2025 the total container fleet grew by 7.0%.

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

A decline in economic activity or a deterioration of economic growth and financial conditions may have a number of adverse consequences for the shipping sectors in which we operate, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or pools;

•	decreases in the market value of vessels and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel managers, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, cash flows, compliance with debt covenants, financial condition, and operating results.

We operate in highly competitive industries and are new entrants to certain of the segments in which we operate, and therefore may face difficulties in establishing and growing our business.

Our vessel owning subsidiaries which comprise our containership segment entered the containership shipping business in late 2022. As new entrants in such industry, we may struggle to establish market share and broaden our customer base for our operations due to our lesser-known reputation as a containership operator, while incurring high operating costs associated with the operation and upkeep of our vessels. In addition, we compete with various companies that operate larger fleets and may be able to offer more competitive prices and greater availability and diversity of vessels, all while achieving economies of scale in their fleet operating costs. Due in part to the moderately fragmented nature of the containership market, existing or additional competitors with greater resources may enter or grow their positions in the containership sector through consolidations or acquisitions and could operate more competitive fleets, causing us to lose or be unable to gain market share. Any of these competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.

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

Risks involved in operating ocean-going vessels could affect our business and reputation.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	a marine disaster;

•	war and terrorism;

•	piracy;

•	environmental and other accidents;

•	cargo and property losses and damage;

•	business interruptions caused by mechanical failure, human error, armed conflict, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

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

Since Russia’s invasion of Ukraine in 2022, economic sanctions were imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions and the European Union has adopted sanctions against certain non-Russian private operators and vessels accused of assisting Russia in circumventing sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities. In June 2024, the Council of the European Union introduced a new package of sanctions on Russian oil, including a new measure targeting specific vessels contributing to Russia’s war against Ukraine, which are subject to a port access ban and a ban on the provision of services. In December 2025, the Council of the European Union placed restrictive measures on additional vessels, bringing the total of designated vessels to almost 600. On January 15, 2025, the U.S. Department of Treasury introduced new sanctions on two Russian oil producers as well as 183 vessels that have shipped Russian oil in violation of existing sanctions. These and other recent sanctions efforts by the United States, the European Union and United Kingdom have focused on preventing the circumvention of sanctions against Russia.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. A vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. With the exception of one of our vessels, the M/V Magic P, which is over 15 years old and is therefore required to be dry-docked for inspection of underwater parts every two to three years, the rest of our vessels are required to be dry-docked, every five years and inspected by divers, every two to three years for inspection of underwater parts.

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
We procure insurance for our vessels against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include environmental damage, pollution insurance coverage, crew insurance, and, in certain circumstances, war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence. In certain instances, we may be required by our pooling agreements to arrange for additional loss of hire coverage.

Despite the above policies, we may not be insured in amounts sufficient to address all risks and we or our pool managers may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies.
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

Over the course of 2025, inflationary pressures across many sectors globally continued to weigh on economic activity. The U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose slightly to 3.0% in September 2025, up from 2.9% in December 2024, before decreasing slightly to 2.7% in December 2025. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduced economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the commodities and products we carry. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. If inflation fails to abate in 2026, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” Inflationary pressures could also adversely impact the amount of interest due under our outstanding credit facilities.

We are subject to a wide range of international and regional environmental laws, regulations and standards, including evolving decarbonization initiatives and greenhouse gas emissions targets under IMO frameworks and the European Union’s Fit for 55 and other climate-related regulations. These ongoing developments — which may include more stringent energy efficiency requirements, carbon pricing mechanisms, and emissions reporting obligations — could materially affect our operations, costs, and financial condition.

Our operations are subject to numerous international, regional, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of certain of these laws, regulations and standards. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the profitability, resale value and useful lives of our vessels. These costs could have a material adverse effect on our business, cash flows, financial condition, and operating results. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws can impose strict liability for emergency response, remediation of spills and releases of oil and hazardous substances and natural resources damage, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.”

Due to concern over climate change, a number of countries, the European Union and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Although the emissions of GHG from international shipping are not currently subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce emissions of certain gases, the International Convention for the Prevention of Pollution from Ships (MARPOL) Annex VI, has been adopted that restricts air emissions from vessels.

In June 2021, IMO’s Marine Environment Protection Committee (MEPC) adopted amendments to MARPOL Annex VI mandating both technical and operational measures to reduce greenhouse gas emissions. These measures include the Energy Efficiency Existing Ship Index (EEXI) and the annual operational Carbon Intensity Indicator (CII). The amendments entered into force on November 1, 2022, and, effective January 1, 2023, all vessels must:

•	Calculate and certify their attained EEXI through an International Energy Efficiency Certificate (IEEC), following a one‑off technical evaluation during the next scheduled survey.
•	Collect and report annual operational fuel and activity data under the IMO Data Collection System (DCS), with the first CII reporting due for the 2023 calendar year and initial ratings issued in 2024.

These ratings range from A to E, with vessels rated D for three consecutive years or E in any year required to submit corrective action plans. Annual required CII targets become more stringent up to 2026, with an expected ~2% annual reduction in carbon intensity. IMO is reviewing the effectiveness of the EEXI and CII frameworks, with a statutory review deadline of January 1, 2026. Phase 1 of the review concluded in 2025, and Phase 2 is scheduled from Spring 2026 to Spring 2028.

Prior to the implementation of the new regulations under revised Annex VI of MARPOL, official calculations and estimations suggested that merchant vessels built before 2013, including some of our older vessels, may not fully comply with the EEXI requirements. Therefore, to ensure compliance with EEXI requirements many owners/operators may choose to limit engine power, rather than apply energy-saving devices and/or effect certain alterations on existing propeller designs, as the reduction of engine power is a less costly solution than these measures. As of the date of this Annual Report, official calculations have determined that our vessels are in compliance with the EEXI requirements. To achieve this compliance certain vessels needed to reduce power by applying EPL or Shapoli system. However, in order to improve the EEXI of the vessels and the CII of the vessels, special coating antifouling and energy-saving devices have already been applied during special survey dry-docking (“SS/DD”) and the same is planned to be applied for the remaining vessels during the forthcoming SS/DD of the vessels.

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

Further, on January 27, 2021, President Biden signed Executive Order 14008, halting new oil and gas leases on public lands and waters pending review—affecting federal offshore leasing in the Gulf of Mexico and elsewhere. In September 2023, the Interior Department released its 2024–2029 five-year leasing plan, scheduling only three offshore lease sales (in 2025, 2027, and 2029), marking a historic low in new U.S. offshore auctions. On January 6, 2025, President Biden issued Presidential Memoranda withdrawing more than 625 million acres of Atlantic, Pacific, Gulf of Mexico, and Bering Sea waters from future oil and gas leasing under Section 12(a) of the Outer Continental Shelf Lands Act. President-elect Trump immediately stated intentions to reverse the withdrawal, though under Section 12(a) such revocations may require Congressional approval and face legal uncertainty.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our dry bulk and container fleet and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission green shipping corridors between ports. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts and a tripling global renewable energy capacity and doubling energy efficiency by 2030. The 2024 United Nations Climate Change Conference (“COP29”) in Baku, Azerbaijan called for, among other measures, mitigating actions that would keep the Paris Agreement’s temperature goals on track through rapid and sustained emissions reductions globally. On January 20, 2025 President Trump signed an Executive Order seeking to withdraw the United States from the Paris Agreement. COP30 held in Belém, Brazil focused on “implementation,” resulting in the “Global Mutirão” decision, which reinforced Paris Agreement goals, launched the Baku-to-Belém Climate Finance Roadmap (aiming for $1.3T/yr by 2035), adopted a new Gender Action Plan, and advanced Paris Agreement Article 6 carbon markets; however, a consensus on phasing out fossil fuels was not reached in the final text, though Brazil launched a separate initiative to push this forward.

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

Further, on November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which, among other things, requires any non-EU flagged vessels calling at a port or anchorage of an EU member state, including ours, to set up and maintain an Inventory of Hazardous Materials from December 31, 2020. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution that are identified in the ship’s structure and equipment. This inventory must be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board a ship.

Increases in bunker prices could affect our operating results and cash flows.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are off-hire and/or idling and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of armed conflict in Ukraine. In 2023, 2024 and 2025, bunker rates demonstrated overall decreasing volatility as the market adapted to the conflict in Ukraine. In particular, in 2024, the price of VLSFO in Singapore reached a high of $656 per metric ton in February, and a low of $547 per metric ton in December. The price of VLSFO in Singapore reached a high of $604 per metric ton in January 2025 which decreased to $424 per metric ton in December 2025. As of March 25, 2026, the price of VLSFO in Singapore was approximately $895 per metric ton but uncertainty regarding its future direction remains. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, and the armed conflict between the United States, Israel and Iran, and the effective shutdown of the Strait of Hormuz, could cause disruptions to the production and supply of oil, and therefore fuel, with adverse impacts on the price of VLSFO in 2026 and 2027. As a result, our bunker costs for our vessels when off-hire, idling, or operating in the spot voyage charter market have increased substantially in recent years and may continue to increase, which could have an adverse impact on our operating results and cash flows.

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

Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo, salvors and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. Even where the underlying claim is disputed or without merit, the release of an arrested vessel typically requires the posting of security, such as a bank guarantee or a letter of undertaking from the vessel’s protection and indemnity club, which may tie up capital or credit facility headroom pending resolution of the dispute. The arrest or attachment of our vessels, if not timely discharged, could have significant ramifications for the Company, including off-hire periods and potential cancellations of charters, high costs incurred in discharging the maritime lien, expenses to the extent such arrest or attachment is not covered under our insurance, breach of covenant

In addition, in certain jurisdictions, a claimant may arrest not only the vessel that is subject to the claimant’s maritime lien but also any “sister ship” or “associated ship.” Notably, in jurisdictions such as South Africa, whose Admiralty Jurisdiction Regulation Act adopts a broad “associated ship” concept, the right of arrest extends to any vessel owned or controlled by a company that is itself controlled by the same person or entity that controls the company owning the vessel against which the original claim lies. This doctrine is specifically designed to look through single-purpose corporate structures of the kind commonly used in the shipping industry, including by us. Accordingly, a claim against one of our vessel-owning subsidiaries could give rise to the arrest of a vessel owned by a different subsidiary within our corporate group, compounding the operational and financial impact of any such proceedings.

Any of the foregoing occurrences could negatively affect the market for our shares and have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to service or refinance our debt.

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

We may use artificial intelligence (“AI”) to grow and manage our shipping business. This technology and the rapid advancement of AI present both opportunities and significant risks to our operations.

We may deploy AI-enabled tools to optimize operations and performance monitoring, including vessel deployment, fuel efficiency, routing, and overall utilization, with the objective of supporting better decision-making and targeting an improvement in our operations. However, there can be no assurance that we will be successful in leveraging AI to support our business. AI-related challenges include compliance with emerging laws and regulations, ethical and legal issues, reputational harm from potential system failures, and risks associated with third-party vendors employing AI. The complexity and rapid evolution of AI technologies further amplify these risks, potentially exposing the organization to regulatory penalties, reputational damage, or operational disruptions.

While we are committed to using AI responsibly, as well as ensuring compliance with applicable laws and ethical standards, the inherent complexity and pace of change may result in unforeseen challenges. Key areas of concern include data privacy, data protection, ethical AI use, and intellectual property. Additionally, failure to adapt to technological advancements may negatively impact our competitive position.

Global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

Public health threats or widespread health emergencies, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses (or concerns over the possibility of such threats or emergencies) could lead to a significant decrease in demand for the transportation of the products carried by our vessels. In the past, our business and dry bulk sector have from time to time been impacted by various public health emergencies in various parts of the world in which we operate, most notably the COVID-19 pandemic. While most countries around the world have removed restrictions implemented in response to the COVID-19 pandemic, the emergence of new public health threats or widespread health emergencies, whether globally or in the regions in which we operate, may result in new restrictions, lead to further economic uncertainty and heighten certain of the other risks described in this Annual Report. In particular, such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in dry-dock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence. Any public health threat or widespread health emergency, whether widespread or localized, could create significant disruptions in our business and adversely impact our business, financial condition, cash flows and operating results.

Risks Relating to the Asset Management Industry in the Shipping and Energy Infrastructure Sectors

Our asset management business operates in an intensely competitive industry.

The shipping and energy infrastructure management business is intensely competitive, with competition based on a variety of factors, including business performance, fees charged, quality of service, innovation, brand recognition and business reputation. The investment business is also very competitive. We typically identify investment opportunities and co-invest alongside professional institutional investors in assets to which we also provide management services through our management businesses. The businesses in our asset management segment compete for clients and personnel with other management service providers, shipping and energy strategic players, traditional asset managers, commercial banks, investment banks, investment managers and other financial institutions, and for investment opportunities with a large number of private equity funds, specialized investment funds, hedge funds, and corporate buyers, and we expect that competition will increase. Our competitors in the investment business, many of which are larger than us, with greater resources, geographic footprints and name recognition, offer a wide range of investment opportunities to the same investors that we are seeking to attract for our co-investment projects.

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

We earn a substantial portion of our asset management segment revenues based on assets under management the volume of which fluctuates based on many factors, and any reduction would negatively impact our revenues and profitability.

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

MPC Capital operates in the shipping management and the energy infrastructure management industries. MPC Capital’s activities and the assets that MPC Capital manages are subject to a large number of laws and regulations in different jurisdictions that apply to such business activities, including, but not limited to, anti-money laundering laws and data protection laws with respect to client and other information, health and safety, labor, and permissions and licenses to develop energy infrastructure and technically manage and operate vessels. Failure to comply with these rules and regulations could restrict our ability to conduct certain activities or expose us to liability and/or reputational damage. Additional legislation, increasing regulatory oversight, or changes in applicable laws and regulations, or interpretation or enforcement of existing laws and regulations, may directly affect our operations and profitability.

In connection with certain of its investment business activities, MPC Capital works with external service providers in order to ensure compliance with the European Union’s Alternative Investment Fund Managers Directive. As a result, the success of such business activities will depend in part on such third parties’ ability to provide these services. This business model may result in increased costs over time, which could have an adverse effect on our asset management segment’s operations and profitability.

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

We are a company formed for the purpose of acquiring, owning, chartering, and operating oceangoing cargo vessels. Since our inception, we have grown our fleet from one vessel to thirty vessels on December 31, 2022 and as of April 15, 2026 we owned nine vessels. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for both the years ended December 31, 2025 and 2024, we derived 74% and 81%, respectively, of our consolidated operating revenues from three charterers. In particular, for the years ended December 31, 2025 and 2024, we derived 90% and 92%, respectively, of our dry bulk segment operating revenues from three and two charterers, respectively. Also, in the year ended December 31, 2025, 10% of our dry bulk segment operating revenues were earned on a pool arrangement entered into with one pool manager. Further, for the years ended December 31, 2025 and 2024, we derived 89% and 87% of our containership segment operating revenues from three charterers, respectively. Our charters may be terminated early due to certain events, such as a client’s failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing client, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

As our business grows, we intend to acquire other companies that are in the maritime business as well as acquire additional vessels, including to replace existing vessels, diversify our fleet and, where appropriate, renew the vessels of our fleet, and expand our activities subject to the resolution of our Board to focus on certain areas of the shipping and energy industries. These objectives, including the diversification of our business, enhancing our fee revenues, reduction of the average age of our fleet to renew our fleet, have implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all.  Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify acquisition candidates at attractive valuations;

•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from past acquisitions;

•	obtain required financing for our existing and new operations;

•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	enlarge our customer base and continue to meet technical and safety performance standards;

•	ensure, either directly or through our manager and sub-managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls; and

•	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.

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

As of December 31, 2025, the average age of our current fleet is 13.02 years. The average age of our dry bulk vessels was 12.46 years, compared to an industry average of 12.82 years and the average age of our containership- was 17.46 years, compared to an industry average of 14.16 years as of the same date. The cost of maintaining a vessel in good operating condition and operating it generally increases with the age of a vessel, because, amongst other things:

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

Charterers also have age restrictions on the vessels they charter and in the past, have actively discriminated against chartering older vessels, which may result in a lower utilization of our vessels resulting in lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

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

The management of our business, including, but not limited, the commercial and technical management of our fleet as well as administrative, financial and other business functions, is carried out by our head manager Castor Ships, which is a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Castor Ships has subcontracted some aspects of the management of a number of our vessels to third-party or related party ship management companies. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services” for further information on our management arrangements. We are reliant on Castor Ships’ continued and satisfactory provision of its services and its subcontracting arrangements may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.

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

Our financial results are materially dependent on dividends received from a limited number of investees, and any reduction or suspension of such dividends would have a material adverse effect on our revenues, operating cash flows, and profitability. In recent periods, dividends received from our investees — principally MPC Container Ships ASA (“MPCC”), have constituted a substantial portion of our consolidated revenues and net income, as well as a significant component of our operating cash flows. These investees are not obligated to pay dividends, and their dividend policies are determined at their own discretion based on their own financial performance, capital requirements, strategic priorities, and prevailing market conditions, all of which are outside our control. A reduction, suspension, or elimination of dividends by any key investee could materially reduce our revenues, operating income, and cash flows from operations. Given the current concentration of dividend income in a small number of investees, such an event could render us unable to sustain current levels of profitability or operating liquidity without alternative sources of income or financing.

In addition, through these investments we are exposed to the risks typical of their respective businesses, including regulatory and legislative risk, social, economic political risk, market risk, cyber security, credit and financial risk, fluctuation in energy prices, and various operational risks. With regards to energy infrastructure projects, these are large and complex in nature and may encounter obstacles, both from internal and external factors, leading to installation challenges impacting project execution, delays to construction schedules, and cost overruns, which may ultimately result in losses, impairments, and contractual break costs. The infrastructure may also suffer breakdowns, defaults or malfunctions, as well as sabotage, acts of vandalism, security incidents (cyber or physical), or any other extraordinary events which could result in a decline in revenues or need additional capital expenditures so that the infrastructure can continue to operate and could also cause considerable damage to people, potentially giving rise to significant liabilities. In addition, certain of our investees (such as MPCC and MPCES, each defined below) are public companies, therefore the price of their shares may be volatile, which may also affect the value of our investment portfolio and our ability to realize gains thereon.

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

We rely extensively on information technology systems and networks across our vessels and administrative operations. Despite implementing industry-standard security measures, these systems remain vulnerable to cyber threats such as hacking, ransomware, data theft, or service denial. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, including the risk associated with the use of emerging technologies, such as AI and quantum computing for nefarious purposes, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise of our systems and data. A successful cyber incident could significantly disrupt our operations, compromise safety, or result in unauthorized data exposure, leading to material financial losses and reputational harm.

Under IMO Resolution MSC.428(98), adopted in 2017, all vessel operators were required to integrate cyber risk management into their Safety Management Systems (SMS) by the first annual verification of their Document of Compliance after January 1, 2021. In addition, the U.S. Coast Guard issued non-binding guidance in February 2021 recommending that cyber risks be addressed within a vessel’s SMS and aligned with recognized frameworks such as NIST Cybersecurity Framework and ISO/IEC 27001. While we have implemented measures to comply with these requirements, no system can guarantee complete protection against cyber incidents. Failures by our own systems or those of third-party vendors could undermine stakeholder confidence, harm customer relationships, or damage our brand.

On April 4, 2025, the IMO issued updated guidance under MSC-FAL.1/Circ.3/Rev.3, emphasizing proactive cyber governance, digital asset inventories, and incident recovery planning aligned with international standards such as ISO/IEC 27001, which we successfully obtained in May 2025. Compliance with these evolving standards and U.S. Coast Guard recommendations may require additional procedures, training, and potentially significant capital and operating expenditures. The precise cost and business impact of meeting these requirements remain difficult to predict at this time.

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

 On April 20, 2023, we received a notification from the Nasdaq that we were not in compliance with the Minimum Bid Price Requirement. On March 27, 2024, we effected a 1-for-10 reverse stock split of our common shares without any change in the number of authorized common shares, and, as a result we regained compliance. Although as of the date of this report our per share price has been above the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Requirement”), there can be no assurance that we will maintain compliance. If in the future we are not in compliance with the Minimum Bid Price Requirement and are unable to regain compliance, trading of our common shares will be subject to delisting. If a delisting of our common shares, or even a suspension of trading in our common shares, were to occur, there would be significantly less liquidity in the delisted or suspended common shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts.

We had previously received a notification from the Nasdaq on April 14, 2020 regarding our noncompliance with the Minimum Bid Price Requirement, after which we completed a 1-for-10 reverse stock split of our common shares on May 28, 2021. We regained compliance with the Minimum Bid Price Requirement shortly thereafter.

Our credit facilities and other financing arrangements contain, and we expect that any new or amended credit facility and financing arrangements we enter into will contain restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

The operating and financial restrictions and covenants in our current credit agreements and other financing arrangements, and any new or amended credit facility and financing arrangements we may enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

For example, the current credit facility of Castor’s subsidiaries, where Castor acts as a guarantor, require the consent of the lenders to, among other things:

•	incur or guarantee additional indebtedness outside of our ordinary course of business;

•	charge, pledge or encumber our vessels;

•	change the commercial and technical management of our vessels;

•	change the flag, class, management or ownership of our vessels;

•	declare or pay any dividends or other distributions when an event of default has occurred or the payment of such distribution would cause the occurrence of an event of default;

•	form or acquire any subsidiaries;

•	make any investments in any person, asset, firm, corporation, joint venture or other entity;

•	merge or consolidate with any other person;

•	sell or change the beneficial ownership or control of our vessels if there has been a change of control directly or indirectly in our subsidiaries or us; and

•	enter into any demise charter contract or any pooling agreement whereby all of the vessel’s earnings are pooled or shared with any other person.

Our facility also required us to comply with certain financial covenants, in each case subject to certain exceptions, including:

(i)	maintain a certain minimum level of cash on pledged deposit accounts with the borrowers;

(ii)	maintain a minimum percentage of vessel value to the then outstanding loan amount;

(iii)	not have a ratio of net debt to assets adjusted for the market value of the vessels above a certain level; and

(iv)	maintain a certain level of minimum free cash at Castor;

Our ability to comply with the covenants and restrictions contained in our current or future credit facilities and other financing arrangements may be affected by events beyond our control and which could impair our ability to comply with the terms of such facilities, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. We may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities and other financing arrangements, or if we trigger a cross-default contained in our current or future credit facilities and other financing arrangements, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and/or future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets. Financial and operating covenants in our facilities could also constrain our ability to acquire vessels. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

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

Our outstanding debt (including sale and leaseback agreements) is mainly exposed to Secured Overnight Financing Rate (“SOFR”) Risk. If volatility in SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.

We are exposed to the risk of interest rate variations, principally in relation to the SOFR, a secured rate published by the Federal Reserve Bank of New York. SOFR or any other replacement rate may be volatile. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in SOFR, if this volatility were to occur, it would affect the amount of interest payable on our debt. Our outstanding indebtedness is exposed to SOFR risk at annual rates ranging from 0.55% to 2.20% over SOFR.

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

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. SOFR rates have generally trended high since 2023 and remained high during 2024 and 2025 and may rise further in the future if the current inflation rates increase. However, our financial condition could be materially adversely affected by rate changes at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Conversely, the use of derivative instruments, if any, may not effectively protect us from adverse interest rate movements. The use of interest rate derivatives may result in substantial losses and may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.

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

Successful execution of investment projects by the investment business within our asset management segment will depend on the successful raising of equity from external investors. We may not be successful in raising equity capital from investors as a result of a number of factors, including: a) volatile economic and market conditions, which may cause investors not to make, or to delay making new equity commitments; b) intense competition, which may make it more difficult to raise and deploy capital, thereby limiting our ability to grow or maintain our revenues; or c) poor performance of one or more of our existing investments, either relative to market benchmarks, our competitors or in absolute terms may cause equity investors to regard our projects less favorably than those of our competitors, thereby adversely affecting our ability to raise equity for new projects.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, and (ii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

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

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist.

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

The continued success of the asset management business is closely linked to the expertise, competence and reputation of its senior management and professionals, and therefore depends on the ability to attract, develop, and retain qualified, motivated, and highly skilled professionals. Competition for talent in the asset management industry is significant, particularly for experienced executives and specialists. The departure of key personnel—whether due to attrition, retirement, disability, or other reasons—along with the costs and challenges of replacing them, may impair the implementation of growth strategies and the ability to maintain high operational standards. Although competitive compensation and benefits are offered to support talent retention and motivation, there is no guarantee these measures will be sufficient. If current or former employees join competitors or establish competing firms, it may negatively affect the ability to raise capital for new or successor investment products and could weaken competitive positioning. In addition, the departure or reduced involvement of certain key individuals may trigger “key person” provisions included in the governing documents or management service agreement of certain of our investments. These provisions may allow investors to terminate the relevant management service agreement, impacting future revenue and profitability.

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

In addition, our Series D Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and including January 1, 2027 (as amended) and at any time thereafter. The conversion of our Series D Preferred Shares could result in significant dilution to our shareholders at the time of conversion. See also “—Risks Relating to our Common Shares—Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.”

Accordingly, the existence of the Series D Preferred Shares and the ability of a holder to convert the Series D Preferred Shares into common shares on or after January 1, 2027 could have a material adverse effect on the value of our common shares. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series D Preferred Shares” for a more detailed description of the Series D Preferred Shares.

Risks Relating To Our Common Shares

Our share price has recently been highly volatile and may continue to be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

The stock market in general, and the market for shipping and energy companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has been volatile and may continue to be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. During 2024, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $2.67 per share on December 31, 2024 to an intra-day high of $6.50 per share on January 4, 2024. On December 31, 2024, the closing price of our common shares was $2.75 per share. During 2025, the market price of our common shares on the Nasdaq Capital Market has fluctuated from an intra-day low of $1.84 per share on November 7, 2025 to an intra-day high of $2.96 per share on January 7, 2025. On December 31, 2025, the closing price of our common shares was $2.07 per share. As of April 1, 2026, the closing bid price of our common shares was $1.825 per common share. Further, significant historical fluctuations in the market price of our common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. Our shares may continue to experience volatility as the market evaluates our prospects as an independent publicly traded company.

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

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness or otherwise fail to maintain an effective system of internal controls, this could result in material misstatements in our consolidated financial statements and a failure to comply with applicable laws and regulations, which may materially adversely affect our business and share price.

Our management identified a material weakness in internal control over financial reporting related to our recently acquired subsidiary, MPC Capital, as of December 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. For a summary of the material weakness identified as of December 31, 2025, and the steps that we have taken and are taking to remedy our material weakness and control deficiencies, see “Item 15.-Controls and Procedures-Management’s Annual Report on Internal Control Over Financial Reporting.”

A material weakness in our internal control over financial reporting could result in a misstatement of our accounts or disclosures, which may result in a material misstatement in our annual or interim consolidated financial statements. As a result of the material weakness in our internal controls over financial reporting, our management concluded that as of December 31, 2025, our disclosure controls and procedures and our internal control over financial reporting were not effective. While we have taken and are continuing to take steps to remedy this material weakness and control deficiencies, our remediation plan can only be accomplished over time, and we can provide no assurance that these initiatives will ultimately have the intended effects or as to when we may be able to complete full remediation. We also cannot provide any assurance that we will not identify additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of significant time and resources, including by members of our management. As a result, this process may divert internal resources and take a substantial amount of time and effort to complete.

If we are unable to remediate the material weakness we have identified, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate consolidated financial statements, or our financial statements may include material misstatements, which may subject us to adverse regulatory consequences and may adversely affect investor confidence in us. As a result, the price of our shares and our ability to access the capital markets and other forms of financing in the future may be materially adversely affected.

Past share issuances and future issuances of common shares or other equity securities, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through subsequent equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

Over the past few years, we have issued and sold large quantities of our common shares pursuant to public and private offerings of our equity and equity-linked securities. The Company had 9,662,354 issued and outstanding common shares as of December 31, 2025. Upon the exercise of our outstanding warrants, the Company may issue up to an additional 25,000 common shares. Additionally, the Company has an authorized share capital of 1,950,000,000 common shares that it may issue without further shareholder approval. Moreover, the Series D Preferred Shares issued on August 7, 2023 and December 12, 2024 are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and including January 1, 2027. Subject to certain adjustments, the conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $7.00 and (ii) the 5 day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30 per common share. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series D Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. If converted by Toro, Toro will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Issuance of Series D Preferred Shares and Dividends to Toro.” The issuance of additional common shares upon conversion of the Series D Preferred Shares could result in significant dilution to our shareholders at the time of conversion.

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

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law would.

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

We are incorporated in the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive office is located in Cyprus. In addition, the majority of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so.

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

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock, or a Series C Preferred Share, for the Exercise Price of $1,500.00 once the Rights become exercisable. This portion of a Series C Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis and Thalassa Investment Co. S.A. (“Thalassa”) – a company affiliated with Petros Panagiotidis – are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information— Stockholders Rights Agreement” and Exhibit 2.2 to this Annual Report.

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

Mr. Panagiotidis also controls Toro as he is the ultimate beneficial owner of over a majority of Toro’s outstanding common shares as of April 15, 2026 and of 40,000 Series B Preferred Shares (the “Toro Series B Preferred Shares”), each carrying 100,000 votes, of Toro. Mr. Panagiotidis also controls Robin Energy Ltd. (“Robin”) as he is the ultimate beneficial owner of 40,000 Series B Preferred Shares, each carrying 100,000 votes, of Robin.  He also has significant private interests. The interests of Mr. Panagiotidis may be different from your interests.

Further, from time to time, we have entered and may in the future enter into agreements, transactions or arrangements with related parties, including Toro and Robin.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions. Our directors from time to time may also be directors in such related parties, including Toro or Robin.  The interests of the related parties with which we have entered or may enter into such agreements, transactions or arrangements and of their direct or indirect share or equity holders may conflict with the interests of Castor or our common shareholders that are unaffiliated to Mr. Panagiotidis or our directors who are also directors of such related parties.

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

We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot or index-linked chartering and time chartering activities and pool arrangements as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

In addition, for purposes of the PFIC “asset” test described above, we are relying on the application of certain “look-through” rules, taking into account certain intercompany items (including our interest in Toro and indirect interest in Robin).  The application of these rules can be complex and can depend on facts that may change in the future.  In particular, our conclusion that we do not expect to be a PFIC for our 2025 taxable year depends, in-part, on our determination each of the Toro Series A Preferred Shares and the 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin (the “Robin Series A Preferred Shares”), which are held by Toro represent more than 25% of the value of Toro’s and Robin’s stock, respectively. We have made this determination based on an independent valuation analysis.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this Annual Report entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption. However, as discussed below under “Taxation—U.S. Federal Income Taxation of U.S. Holders—U.S. Federal Income Taxation of Our Company”, we do not qualify for this exemption in view of our share structure based on the current wording of the applicable 883 regulations. We believe our share structure satisfies the intent and purpose of the 883 regulations and have filed a petition with the U.S. Department of the Treasury to have the regulations amended to clearly encompass our share structure. However, there can be no assurance that our petition will be successful and that the exemption from tax under Section 883 of the Code will be available to us.

If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. If this tax were imposed for our 2023, 2024 and 2025 taxable year, we anticipate that U.S. source income taxes of approximately $177,794, $113,915 and $98,890 would be recognized for the years ended December 31, 2023, 2024 and 2025, respectively, and we have included a provision for this amount in our annual consolidated financial statements. However, there can be no assurance that such taxes will not be materially higher or lower in future taxable years.

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

On December 12, 2024, Castor Maritime Inc., through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which Castor agreed to acquire from MPC Holding, subject to the terms and conditions set forth therein, 26,116,378 shares of common stock of MPC Capital, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (or approximately $192.0 million), excluding transaction-related costs. On December 16, 2024, such acquisition was completed. MPC Capital is an asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, project access, and integrated asset management expertise, including technical and commercial ship management. Listed on the Frankfurt Stock Exchange since 2000, as of December 31, 2024, MPC Capital has assets under management (“AUM”) totaling €5.1 billion. The transaction was financed with cash on hand and the proceeds of (i) a $100 million senior term loan facility between Toro and Castor and (ii) the issuance of an additional 50,000 of Castor’s 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share (the “Series D Preferred Shares”) to Toro for an aggregate consideration of $50,000,000, each of which is discussed in greater detail below.

As of December 31, 2025, our fleet consisted of 8 dry bulk carriers with a combined carrying capacity of 0.6 million dwt, consisting of four Kamsarmax, three Panamax and one Ultramax dry bulk vessels with an average age of 12.5 years, as well as one 1,850 TEU containerships with an aggregate cargo capacity of 0.1 million dwt and an average age of 17.5 years. On January 22, 2025 and May 7, 2025, we completed the previously announced sales of the M/V Ariana A and M/V Gabriela A, respectively, by delivering the vessels to their new owners and on March 6, 2025 and March 11, 2025, we entered into two separate agreements with entities beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse and M/V Magic Callisto for a gross sale price of $13.5 million and $14.5 million, respectively. The M/V Magic Eclipse and the M/V Magic Callisto were delivered to their new owners on March 24, 2025 and April 28, 2025, respectively.

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

The Spin-Off

On March 7, 2023, we effected the Spin-Off, whereby eight tanker-owning subsidiaries (each owning one tanker vessel) and Elektra Shipping Co. were contributed to a former wholly owned-subsidiary, Toro, in exchange for (i) the issuance to the Company of 9,461,009 common shares of Toro, (ii) the issuance to the Company of 140,000 Toro Series A Preferred Shares and (iii) the issuance to Pelagos, a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Toro, par value $0.001 per share, against payment of the par value of such shares. On such same day, we distributed on a pro rata basis all of the common shares of Toro received in connection with the Spin-Off to our holders of common stock of record at the close of business on February 22, 2023. Our common shareholders received one common share of Toro for every ten of our common shares held at the close of business on February 22, 2023. From March 7, 2023, we and Toro have operated as independent publicly traded companies each listed on the Nasdaq Capital Market.

In connection with the Spin-Off, our independent, disinterested directors, on the recommendation of a special committee comprised of our independent, disinterested directors, resolved, among other things, to focus our efforts on dry bulk shipping services. This does not, however, preclude us from pursuing other opportunities and we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containerships.

Similarly, in connection with the Spin-Off, Toro’s board of directors resolved, among other things, to focus its efforts on the tanker shipping industry. This does not, however, preclude Toro from pursuing other opportunities, and it subsequently entered into the LPG carrier industry.

Equity and Financing Transactions

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares to Toro for aggregate consideration of $50.0 million in cash. On December 12, 2024, we agreed to issue an additional 50,000 Castor Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. On September 29, 2025, we agreed to issue 60,000 Series E Cumulative Perpetual Convertible Preferred shares (the “Series E Preferred Shares”) to Toro for an aggregate consideration of $60.0 million in cash. On October 13, 2025, we and Toro agreed to the full redemption of the Series E Preferred Shares for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions. Following their full redemption, such Series E Preferred Shares were cancelled and are no longer outstanding. These transactions and their terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transactions and their terms. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed description of this transaction and the Series D Preferred Shares. During 2024 and 2025, we paid $2.5 million and $4.9 million, respectively, in dividends to Toro in connection with the Series D and/or Series E Preferred Shares.

For a description of our recent equity transactions, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Equity Transactions.”

$50.0 million sustainability-linked senior term loan facility

On October 13, 2025, we entered into a $50.0 million sustainability-linked senior term loan facility with Alpha Bank. The facility was drawn down in one tranche on October 24, 2025. For a description of this transaction, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities”.

Sale and Leaseback

On July 29, 2025, we successfully completed a sale and leaseback transaction for the M/V Magic Thunder, a 2011-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $14.6 million, has a duration of five years, and a purchase option for the Company, beginning at the end of the second year of the bareboat charter period.

On January 22, 2026, we successfully completed a sale and leaseback transaction for the M/V Magic Perseus, a 2013-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $15.6 million, has a duration of eleven years, including a put option for the counterparty at the end of year eight, and a purchase option for the Company beginning at the end of the second year of the bareboat charter period.

Loan Facility Agreement from Toro

 On December 11, 2024, Castor entered into a facility agreement with Toro to receive a $100 million senior term loan facility from Toro which was drawn down on the same date. On May 5, 2025 the loan was fully repaid. For a description of this transaction, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Loan Facility Agreement of $100 million from Toro.”

For more information about our borrowing activities, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” and Notes 4 and 12 to the consolidated financial statements included elsewhere in this Annual Report.

Vessel and other Capital Expenditures

As of April 15, 2026, our fleet consisted of 8 dry bulk carriers, and one containership, as during 2025 we sold two dry bulk vessels and two containerships. For further information on vessel acquisitions / disposal and the series of financing transactions that enabled our vessel acquisitions, see “—B. Business Overview—Fleet Development” below and Note 7 to our consolidated financial statements included in this Annual Report.

During the years ended December 31, 2023, 2024 and 2025, we made capital expenditures of approximately $0.1 million, $0.0 million and $0.6 million, respectively, primarily relating to the installation of ballast water treatment system (“BWTS”) on our vessels and the installation of new equipment pursuant to environmental regulations.

During 2025, MPC Capital acquired a 50% share in BestShip GmbH & Cie., KG for the amount of $2,595,745 from the Norwegian Wilhelmsen Group at the beginning of January 2025, following which BestShip GmbH & Cie. KG is operated as a 50/50 joint venture between MPC Capital and the Wilhelmsen Group.  BestShip provides IT-based assessments of vessels for improving energy efficiency and reducing emissions, and advises on how to realize vessel energy improvements. BestShip currently provides services for around 450 vessels.

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

During the years ended December 31, 2023, 2024 and 2025, we operated (i) dry bulk vessels that engaged in the worldwide transportation of commodities such as iron ore, coal and soybeans, (ii) from the fourth quarter of 2022, containerships that are engaged in the transportation of containerized cargoes, (iii) from the first quarter of 2021 until the completion of the Spin-Off, Aframax/LR2 tanker vessels that were engaged in the worldwide transportation of crude oil, and (iv) from the second quarter of 2021 until the completion of the Spin-Off, Handysize tanker vessels that carried refined petroleum products. In addition, from December 16, 2024, upon the acquisition of MPC Capital, we provide a range of products and services comprising the structuring and placement of investment solutions for professional institutional investors, the provision of commercial and technical ship management services as well as management services of energy infrastructure projects.

Following the acquisition of the MPC Capital on December 16, 2024, we determined that we operated in three reportable segments, from two segments that operated as of December 31, 2023: (i) the dry bulk segment, (ii) the containership segment, and (iii) the asset management segment. These reportable segments reflect our internal organization and the way our chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment (where applicable), control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, chartering strategies, prioritizing fleet expansion or disposals (where applicable), and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling of differ in important respects between the two. MPC Capital provides asset management services and it does not have similar business and economic characteristics to the other two segments. We do not disclose geographic information relating to our dry bulk and container ship segments because when we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For geographic information relating to our asset management segment, refer to Note 20 to our consolidated financial statements included elsewhere in this Annual Report.

Our Fleet

During the year ended December 31, 2025, our dry bulk vessels and containerships operated under time charter contracts and pool arrangements. As of December 31, 2025, all of our dry bulk vessels were fixed on period charter contracts in which the rate of daily hire is linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange, except for M/V Magic P, which is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels. Our one containership was under a fixed rate period charter contract.

The following tables summarize key information about our fleet in each segment as of April 15, 2026:

Dry Bulk Segment
Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Employment (1)	Gross Charter Rate ($/day)	Estimated Redelivery Date
						Earliest	Latest
M/V Magic Thunder	83,375	2011	Japan	TC period	$15,300 (2) (3)	- (4)	- (4)
M/V Magic Perseus	82,158	2013	Japan	TC period	$15,400 (5)	- (4)	- (4)
M/V Magic Starlight	81,048	2015	China	TC period	$16,600 (6)	- (4)	- (4)
M/V Magic Mars	76,822	2014	Korea	TC period	$18,425 (7) (8)	- (4)	- (4)
M/V Magic P	76,453	2004	Japan	Panamax Pool (9)	N/A	- (10)	- (10)
M/V Magic Pluto	74,940	2013	Japan	TC period	$15,650 (11)	- (4)	- (4)
M/V Magic Ariel	81,845	2020	China	TC period	108% of BPI5TC (2)	- (4)	- (4)
M/V Magic Celeste	63,310	2015	China	TC period	111% of BSI10TC (12).	- (4)	- (4)

(1)	TC stands for time charter.

(2)
The benchmark vessel used in the calculation of the average Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(3)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC(2). In accordance with the prevailing charter party, on November 17, 2025, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $15,300 per day. In accordance with the prevailing charter party, on January 26, 2026, we converted the index-linked rate to fixed from July 1, 2026 until September 30, 2026 at a rate of $15,000 per day.  In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from October 1, 2026 until December 31, 2026 at a rate of $16,300 per day. Thereafter, the rate will be converted back to index-linked.

(4)	In accordance with the prevailing charter party, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(5)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC(2). In accordance with the prevailing charter party, on November 17, 2025, we converted the index-linked rate to fixed from January 1, 2026 until June 30, 2026 at a rate of $15,400 per day. In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from July 1, 2026 until December 31, 2026 at a rate of $17,550 per day. Thereafter, the rate will be converted back to index-linked.

(6)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC(2). In accordance with the prevailing charter party, on January 26, 2026, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $16,600 per day. Thereafter, the rate will be converted back to index-linked.

(7)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed-consumption, and design characteristics.

(8)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC(7). In accordance with the prevailing charter party, on February 20, 2026, we converted the index-linked rate to fixed from April 1, 2026 until  June 30, 2026 at a rate of $18,425 per day. Thereafter, the rate will be converted back to index-linked.

(9)	The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.
(10)	Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.
(11)
The vessel’s daily gross charter rate is equal to 100% of BPI4TC(7). In accordance with the prevailing charter party, on January 27, 2025, we converted the index-linked rate to fixed from February 1, 2025 until June 30, 2025 at a rate of $15,650 per day. Thereafter, the rate will be converted back to index-linked.

(12)
The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

Containership Segment

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of employment	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Containership Segment
M/V Raphaela	26,811	2008	Turkey	TC period	$26,250	Nov-26	Jan-27

Fleet Development

Vessel Acquisitions

During the year ended December 31, 2024, we acquired the vessels listed below. There were no vessels acquired during the years ended December 31, 2023 and 2025:

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

Vessel Disposals

During the years ended December 31, 2023, 2024 and 2025, we sold a number of our older vessels as listed below:

2025 Disposals
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Sale Price (in million)	Delivery Date
Ariana A	2,700 TEU	38,117	2005	Germany	$16.5	01/22/2025
Gabriela A	2,700 TEU	38,121	2005	Germany	$19.3	05/07/2025
Magic Eclipse	Panamax	74,940	2011	Japan	$13.5	03/24/2025
Magic Callisto	Panamax	74,930	2012	Japan	$14.5	04/28/2025
2024 Disposals
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Sale Price (in million)	Delivery Date
Magic Moon	Panamax	76,602	2005	Japan	$11.8	01/16/2024
Magic Orion	Capesize	180,200	2006	Japan	$17.4	03/22/2024
Magic Venus	Kamsarmax	83,416	2010	Japan	$17.5	05/10/2024
Magic Nova	Panamax	78,833	2010	Japan	$16.1	03/11/2024
Magic Horizon	Panamax	76,619	2010	Japan	$15.8	05/28/2024
Magic Vela	Panamax	75,003	2011	China	$16.4	05/23/2024
Magic Nebula	Kamsarmax	80,281	2010	Korea	$16.2	04/18/2024

2023 Disposals
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Sale Price (in million)	Delivery Date
Magic Phoenix	Panamax	76,636	2008	Japan	$14.0	11/27/2023
Magic Argo	Kamsarmax	82,338	2009	Japan	$15.75	12/14/2023
Magic Twilight	Kamsarmax	80,283	2010	S. Korea	$17.5	07/20/2023
Magic Rainbow	Panamax	73,593	2007	China	$12.6	04/18/2023
Magic Sun	Panamax	75,311	2001	S. Korea	$6.55	11/14/2023

Chartering of our Fleet

We actively market our vessels, in the short, medium and long-term period time charter markets and in pool arrangements in order to secure optimal employment in the shipping markets in which our vessels actively participate and our commercial strategy focuses on deploying our fleet in both the spot (mainly via index-linked time charter contracts) and period markets according to our assessment of market conditions. We utilize and expect to continue to utilize various types of employment for our vessels and adjust the mix of charter types to take advantage of the relatively stable cash flows and high utilization rates associated with fixed rate period time charters or to profit from attractive spot trip or index-linked charter rates during periods of strong charter market conditions.

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

Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. We have also engaged in time charter contracts with a minimum period, with owners/charterers option to terminate the charter with three months’ written notice to the other party thereafter. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We typically enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under our time charter contracts, whereby our vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts. As of December 31, 2025, all of our dry-bulk vessels, except the M/V Magic P which is employed under a pool arrangement, are currently fixed on period charter contracts, with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for us to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum duration of the charter contract, according to the average of the Freight Forward Agreement forward curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversions clause of our dry bulk fleet provide flexibility and allow us to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cashflow when the rate has been converted to fixed over a certain period. We also fix, from time to time, a number of our dry bulk vessels on spot time charter trips. Our one containership is currently employed under period time charter contracts.

A pool consists of a group of vessels of similar types and sizes that are provided by various owners for the purpose of enabling a centralized pool operator to engage those vessels commercially. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is separate from pool operations. Their main objective is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the net revenues of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. Pool vessels are marketed as a single group of vessels, primarily in the spot market, and all revenues earned from the operation of the pool vessels are aggregated together and, after deduction of all costs involved in the operation of the pool, shared between the pool participants based on an agreed key. The size and scope of pools enable them to achieve larger economies of scale and to have better negotiating power with all procurement vendors (e.g., bunker suppliers, port agents and towing companies). As a result, they are able to reduce their costs for such items. They also achieve geographic diversification by deploying the pool vessels in both Atlantic and Pacific markets, while arbitraging from spread opportunities. The diversification in revenue streams due to typically broader shipping capabilities of pool fleet vessels and/or more accessible customer base, alongside payments to pool participants on a set schedule, can stabilize revenues for pool participants, though this may be offset by volatility in spot rates. Furthermore, due to their large fleets, pools can make vessels available for prompt cargoes (which are usually priced at higher than market rates) on short notice and thus they are able to capture the premium of such prompt cargoes. Pools also have higher market visibility, which provides them with opportunities not available to smaller tanker market participants. By being able to reduce costs and optimize revenues, pools aim to outperform the industry benchmark indices by utilizing their size and sophistication and improving utilization rates for participating vessels through various methods, including securing backhaul voyages and contracts of affreightment

For further information on our charters and charter terms, please refer to “Management’s Discussion and Analysis of Financial Condition and Operating Results—Hire Rates and the Cyclical Nature of the Industry” and Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

In exchange for the above management services, effective July 1, 2024, Castor Ships charges and collects (i) following an inflation-based adjustment effective July 1, 2025, a (A) flat quarterly management fee in the amount of $0.85 million for the management and administration of our business and (B) daily fee of $1,044 per vessel for the provision of ship management services to our vessels under separate Ship Management Agreements entered into by our ship-owning subsidiaries (as defined in Item 7. Major Shareholder and Related Party Transactions), (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s ship-owning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), (b) the shares of a ship-owning entity owning vessel(s), or (c) shares and/or other securities(including equity, debt and loan instruments), and (iv) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.

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

Asset Management Segment

Our asset management segment is comprised of the activities of our subsidiary MPC Capital, an internationally active manager and provider of services for investment projects in maritime and energy infrastructure, which was originally founded in 1994 and that we acquired on December 16, 2024, together with its subsidiaries. With 120 employees mainly based in Germany (as of December 31, 2025), MPC Capital’s activities comprise its investment business, its shipping management service business and its energy infrastructure management service business. MPC Capital specializes in the asset segments of maritime (in particular, commercial maritime transport and offshore maritime services) and energy infrastructure (specifically, renewable power generation and storage, but also sustainable residential real estate developments).

Investment Business

The main activity of the investment business consists in the making of minority investments in entities engaged in the maritime and energy infrastructure areas, structuring the related investment alongside third party professional institutional investors that it seeks out (typically including insurance companies, pension funds, hedge funds, private equity investors and family offices) through special purpose vehicles formed to hold the relevant assets. The asset composition and the governance of each such investment is tailored to investor requirements in terms of specific risk-return profiles, regulatory requirements, and other factors such as sustainability objectives. MPC Capital takes the lead in structuring these investments and typically makes a minority investment in the ventures. MPC Capital, through its subsidiaries and joint ventures, also provides comprehensive management and operational services with respect to the assets held by such investments through its shipping management business or its energy infrastructure management business, as applicable, as described further below. In the investment business, we generate revenue through fees for structuring the investment, acquiring assets or disposing assets and income from our equity investments.

MPC Capital provides management services to, among others, the Oslo-listed companies MPC Container Ships ASA (“MPCC”) and MPC Energy Solutions N.V. (“MPCES”), in which it retains an equity stake following their listing. MPC Capital’s investments also include MPC Caribbean Clean Energy Limited (“CCEF”).

MPCC is a prominent player in the global feeder container shipping industry. Our strategic equity investment in MPCC approximates 17.4% of MPCC’s outstanding share capital as of December 31, 2025. In 2025, Castor’s indirect subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, acquired 3.44% shares in MPCC. We have significant influence over MPCC due to our representation on the board of directors, which is based on our contractual right to appoint a certain number of board members, and our participation in policy-making processes. We provide MPCC with ship management services as described further below under “—Shipping management business”, as well as corporate management services.

MPCES is a provider of sustainable energy, primarily focusing on low-carbon energy infrastructure. MPCES is involved in the full project lifecycle of renewable solutions, focusing on Latin America and the Caribbean region. MPCES is a Dutch company based in Amsterdam and listed on the Oslo Stock Exchange. As of December 31, 2025 we hold 20.5% of MPCES’ share capital. We provide MPCES with asset management services, as described further below under “—Energy infrastructure management business”, as well as corporate management services.

CCEF is a company investing in operational renewable energy assets with a focus on Latin America and the Caribbean region. As of December 31, 2025 we hold 22.2% of CCEF’s share capital. We provide certain asset management services to CCEF through our energy infrastructure management business. For further information, see “—Energy infrastructure management business”.

Shipping Management Business

MPC Capital and its subsidiaries and joint ventures provide shipping management services to certain companies in which we hold minority investments. These services are also provided to certain third-party clients in which we do not hold equity interests. The business activities in the shipping management business comprise commercial ship management, technical ship management, as well as other maritime services (e.g., vessel IT and performance management).

Commercial management for container and tanker vessels is provided through our wholly owned subsidiaries Harper Petersen & Co. GmbH & Co. KG and Harper Petersen Albis GmbH & Co. KG.

Technical ship management and other maritime services are provided by joint ventures in which MPC Capital is a 50% shareholder, namely Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, Barber Ship Management Germany GmbH & Co. KG, BestShip GmbH & Cie. KG, and Waterway IT Solutions GmbH & Co. KG. These entities are not controlled by MPC Capital, nor by any other shareholder. With the acquisition of a 50% shareholding in BestShip GmbH & Cie. KG, MPC Capital added performance management services to its maritime services offering.

In our shipping management business, we receive: (i) management fees in return for our asset management services, and (ii) one-off and performance-based transaction fees in connection with the acquisition or disposition of assets. The level of management fees primarily reflects the volume of assets under management.

Energy Infrastructure Management Business

MPC Capital and its subsidiaries provide various management services to the energy infrastructure companies in which we hold minority investments. Our focus is currently on renewable energy infrastructure and maritime infrastructure servicing energy infrastructure, and in particular projects associated with the energy transition (including solar and onshore wind projects) and decarbonization. In these areas, we manage the development of infrastructure projects (by contracting with construction companies, suppliers, and other third parties) and their financing, and we provide ongoing asset management services.

In 2024, MPC Capital entered the market for offshore service vessels. The first project is the construction of up to six offshore survey and service vessels (OSSV). The total investment in these six ships is up to €130 million (approximately $135.4 million), with an equity commitment by MPC Capital of €4 million, and they have an expected delivery schedule between 2026 and 2028. As of December 31, 2025, orders for four of the six vessels have been placed. The OSSVs will primarily be deployed in offshore wind farms in the North Sea and Baltic Sea. Their technical specifications make them suitable for a wide range of applications throughout the life cycle of offshore wind farms as well as on other offshore assignments. The vessels will be equipped with propulsion technology that enables carbon-neutral operation and therefore meets the highest ESG standards. We have partnered with O.S. Energy, a German specialist in offshore projects and services, for the development and operation of the project. O.S. Energy will be involved in the day-to-day operation of the vessel and MPC Capital will provide asset management services to the project, overseeing the day-to-day operational management.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates, insurance and other authorizations for the operation of our vessels. Failure to maintain necessary permits, certificates, insurance and approvals could require us to incur substantial costs or result in the temporary suspension of the operation of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, European Union, other state and international regulations and standards. We believe that the operation of our vessels is in compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are complex, frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition, and operating results.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk carriers, tankers, containers, LPG and LNG carriers, among other vessels, and includes six Annexes, each of which regulates a different source of pollution. Annex I relates to operational or accidental oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI, which relates to air emissions, was separately adopted by the IMO in September of 1997. New emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated six ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, United States Caribbean area, Mediterranean Sea, Norwegian Sea and Canadian Arctic. Ocean-going vessels in these areas are or will be subject to more stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the other jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As determined at MEPC 70, Regulation 22A of MARPOL Annex VI became effective on March 1, 2018, requiring vessels of 5,000 GT and above to collect and report annual fuel oil consumption via the IMO Data Collection System (DCS), with the first reporting period beginning on January 1, 2019. The IMO uses this data as the cornerstone of its greenhouse gas strategy for shipping.

In July 2023, the IMO adopted its updated GHG Strategy, targeting a reduction in carbon intensity by at least 40% by 2030 compared to 2008 levels, with net-zero emissions anticipated around 2050. In April 2025, draft amendments to Annex VI introduced mandatory GHG Fuel Intensity (GFI) standards to take effect in 2028. These standards oblige vessels over 5,000 GT to calculate and report annual GFI and comply with increasingly stringent emissions targets, using fuel selection, operational efficiencies, or offset purchases. The proposed framework includes a fuel quality standard, a carbon pricing mechanism (“remedial” and “surplus” units), and the establishment of an IMO Net‑Zero Fund to support zero- and near-zero‑emission fuels and aid developing countries. These amendments were expected to be adopted at MEPC/ES.2 in October 2025, enter into force in March 2027, and become mandatory as of January 2028.

However, the extraordinary session of MEPC (MEPC/ES.2) held October 14–17, 2025, was adjourned for one year due to lack of consensus on the GFI compliance framework and carbon pricing mechanism. Member States agreed to reconvene in October 2026 to continue discussions and work towards adoption. Discussions will proceed via an Intersessional Working Group meeting in October 2025 to refine guidelines for implementing the framework. As a result, the earliest possible entry into force remains March 2028, assuming adoption at the next session.

At MEPC 82 (September 30–October 4, 2024), the IMO adopted amendments to MARPOL Annex VI (Resolution MEPC.392(82)) designating the Canadian Arctic and the Norwegian Sea as ECAs for NOx, SOx and PM. The Canadian Arctic ECA extends the existing North American ECA to include all Canadian Arctic waters. The Norwegian Sea ECA extends the existing North Sea ECA and covers the Norwegian Exclusive Economic Zone north of 62° latitude, including Norwegian fjords and coastal waters. The amendments entered into force on March 1, 2026, with the following phased implementation:

Canadian Arctic ECA:

•	Tier III NOx requirements apply to vessels with keels laid on or after January 1, 2025, although the requirements entered into force on March 1, 2026.

•	The 0.10% fuel oil sulphur content limit takes effect from March 1, 2027.

Norwegian Sea ECA:

•
Tier III NOx requirements apply to vessels contracted on or after March 1, 2026; or, in the absence of a building contract, with keels laid on or after September 1, 2026; or delivered on or after March 1, 2030.

•	The 0.10% fuel oil sulphur content limit takes effect from March 1, 2027.

Further expansion of ECAs is anticipated. At MEPC 83 (April 2025), the IMO approved a proposal to designate the North-East Atlantic as an ECA for NOx, SOx and PM. Formal adoption is expected at MEPC 84 in April 2026, with the SOx limit expected to take effect in 2028.

Energy Efficiency Design Index. MARPOL Annex VI mandates compliance with the Energy Efficiency Design Index (“EEDI”) for new ships, which requires that vessels achieve a minimum level of energy efficiency per capacity tonne-mile. The EEDI requirements have been implemented in phases of increasing stringency:

• Phase 1 (effective January 1, 2015): 10% reduction in carbon intensity below the applicable reference line.

• Phase 2 (effective January 1, 2020): 20% reduction below the applicable reference line.

• Phase 3: 30% reduction below the applicable reference line (with higher reduction rates of up to 50% for larger containerships). Phase 3 was originally scheduled to take effect on January 1, 2025 for all ship types. However, at MEPC 75 (November 2020), the IMO adopted amendments (Resolution MEPC.324(75)) advancing the effective date of Phase 3 to April 1, 2022 for the following vessel types: containerships, gas carriers above 15,000 DWT, general cargo ships, refrigerated cargo carriers, combination carriers, LNG carriers, and cruise passenger ships having non-conventional propulsion. For all other ship types subject to the EEDI, Phase 3 took effect on January 1, 2025.

Energy Efficiency Existing Ship Index. In addition to the EEDI, which applies to new ships, MARPOL Annex VI requires existing ships to comply with the Energy Efficiency Existing Ship Index (“EEXI”), a one-time certification requirement that imposes design efficiency standards equivalent to EEDI Phase 2 or Phase 3 (depending on ship type) on in-service vessels. The EEXI entered into force on January 1, 2023, and applies to all existing cargo and cruise ships above the applicable size thresholds, regardless of year of build.

Carbon Intensity Indicator. From January 1, 2023, all cargo and cruise ships of 5,000 GT and above are required to calculate and report an operational Carbon Intensity Indicator (“CII”) rating on an annual basis. Vessels are rated on a scale from A (best) to E (worst), with the rating thresholds becoming increasingly stringent towards 2030. A vessel that achieves a D rating for three consecutive years, or an E rating in any single year, is required to develop a corrective action plan as part of its Ship Energy Efficiency Management Plan. The CII framework is currently under review by the IMO, with consideration of gaps and challenges expected to inform potential amendments.

In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to its latest announcement, IMO plans to initiate measures to reduce carbon intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. The 2023 IMO Strategy on Reduction of GHG Emissions from Ships includes an enhanced ambition to reach net-zero GHG emissions from international shipping by or around 2050. Additionally, the strategy aims for at least 5%, striving for 10%, of the energy used by international shipping to come from zero or near-zero GHG emission technologies, fuels, and/or energy sources by 2030. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging some ship owners from ordering newbuild vessels, as these vessels may have high future environmental compliance costs with untested technology.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated E for three consecutive years would have to submit a corrective action plan to show how the required index (D or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed for 2023, with the first rating given in 2024. Additionally, ships subject to the Carbon Intensity Indicator (CII) rating must develop a SEEMP Part III, which includes the CII calculation methodology, required CII values over the next three years, an implementation plan for achieving the required CII, and procedures for self-evaluation and improvement. We are also required to comply with requirements relating to new European Union Emissions Trading Scheme (“EU ETS”) regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024, with an implementation scheme of 40% of emissions, followed by 70% of emissions in 2025 and ending in 2026 with 100% of the emissions produced by these voyages. As of December 31, 2025, the ratings of (i) M/V Magic Ariel and M/V Magic P are B, (ii) M/V Magic Starlight, M/V Magic Mars, M/V Magic Perseus, M/V Magic Pluto, and M/V Raphaela are C and (iii) M/V Magic Celeste and M/T Magic Thunder are D.

European Union Measures

The EU has introduced additional climate regulations impacting shipping:

•
EU Emissions Trading System (EU ETS): Effective January 1, 2024, the EU ETS applies to vessels of 5,000 GT or above, covering CO₂, CH₄, and N₂O emissions. Compliance is phased in: 40% of emissions in 2024, 70% in 2025, and 100% from 2026. Operators must purchase and surrender allowances for emissions from intra-EU voyages and 50% of emissions from voyages between EU and non-EU ports.

•
Fuel EU Maritime Regulation: Effective January 1, 2025, this regulation sets limits on the annual average GHG intensity of energy used by ships calling at EU ports, starting with a 2% reduction in 2025 and escalating to 80% by 2050. Passenger and container ships must use on-shore power or equivalent zero-emission technologies at berth from January 1, 2030 in TEN-T ports and by January 1, 2035 in all equipped EU ports.

Implications for Our Business

Compliance with these evolving IMO and EU requirements may require significant operational adjustments, investment in new technologies, and additional capital expenditures. These measures could materially impact our cost structure, voyage planning, and fleet strategy. The full financial impact remains uncertain but could be significant.

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

Our operations are subject to extensive international safety standards under the International Convention for the Safety of Life at Sea (SOLAS), the International Maritime Solid Bulk Cargoes (IMSBC) Code, and the International Maritime Dangerous Goods (IMDG) Code, among others. Compliance with these evolving requirements is critical to maintaining safe operations and avoiding penalties or operational disruptions.

SOLAS Amendments Effective January 1, 2026

•	Lifesaving Appliances: Updated standards for lifeboat and rescue boat equipment, including improved hook designs, fall prevention measures, and ventilation requirements for totally enclosed lifeboats.

•	Fire Safety Enhancements:

•	Mandatory installation of fire detection and alarm systems in cargo control stations and control rooms on cargo ships constructed after January 1, 2026.

•	Prohibition of perfluorooctane sulfonic acid (PFOS) in firefighting media.

•	Oil Fuel Safety: Stricter requirements for oil fuel parameters to reduce fire and explosion risks.

Container Safety Reporting

New SOLAS Chapter V amendments require masters to report lost containers or containers sighted adrift, including details on location, cargo type, and dangerous goods, effective January 1, 2026.

Bulk Cargo Safety – IMSBC Code

Amendments adopted under IMO Resolution MSC.575(110) introduce new cargo schedules and revised handling requirements for certain bulk commodities (e.g., aluminum sulphate, fish meal, iron ore). These amendments are voluntary from January 1, 2026 and become mandatory January 1, 2027.

Dangerous Goods – IMDG Code

Amendment 42-24 to the IMDG Code, effective January 1, 2026, addresses fire risks associated with packaged charcoal containers, requiring enhanced packaging, documentation, and classification under Class 4.2.

Implications for Our Business

Compliance with these safety regulations will require investments in shipboard equipment, crew training, and operational procedures. Failure to comply could result in detention, fines, or reputational damage. We are actively reviewing our fleet and implementing measures to ensure timely compliance with all applicable requirements.

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

Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. Certain U.S. ports, for example, require vessels entering their waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Ballast water compliance requirements could adversely affect our business, results of operations, cash flows and financial condition.

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

Anti‑Fouling Requirements

The International Convention on the Control of Harmful Anti-Fouling Systems on Ships (the “AFS Convention”), adopted by the IMO in 2001 and in force since September 17, 2008, prohibits the application of organotin compounds (such as tributyltin) in anti-fouling paints used on ships’ hulls. Vessels of 400 gross tons and above engaged in international voyages must undergo an initial survey before entering service or before issuance of an International Anti-Fouling System Certificate, and subsequent surveys whenever the anti-fouling system is altered or replaced.

In June 2021, MEPC 76 adopted amendments to the AFS Convention banning the use of the biocide cybutryne in anti-fouling systems. This prohibition applies to ships from January 1, 2023, or, for ships already bearing such systems, at the next scheduled renewal of the coating after that date, but no later than 60 months following the last application. These measures were introduced following scientific evidence that cybutryne poses significant risks to marine organisms.

We have obtained International Anti-Fouling System Certificates for all vessels subject to the AFS Convention and have implemented procedures to ensure compliance with these requirements.

While we are currently in compliance, failure to maintain compliance with the AFS Convention and its amendments could result in port state control detentions, fines, or restrictions on trading in certain jurisdictions. Additionally, regional regulations—such as the EU Biocidal Products Regulation—may impose further restrictions on hull coatings and biocides, requiring us to adopt alternative technologies or incur additional costs. Future amendments to the AFS Convention or regional rules could necessitate further investment in hull maintenance and coating systems, which may increase operating expenses and impact dry-docking schedules.

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

California Air Resources Board (CARB) Shore Power Regulation

Effective January 1, 2023, all container, refrigerated cargo (reefer), and cruise vessels calling at regulated California ports must utilize a CARB-Approved Emission Control Strategy (CAECS)—such as shore power or an alternative emissions capture system—while at berth and report each visit within 30 days of departure. Beginning January 1, 2025, this requirement expands to roll-on/roll-off vessels and tanker vessels visiting terminals at the Ports of Los Angeles and Long Beach. From January 1, 2027, tanker vessels calling at any regulated California terminal must comply.

Compliance may require significant capital expenditures for retrofitting vessels with shore power connection systems, including high-voltage cabling, switchboards, and safety interlocks. Estimated retrofit costs for large container vessels can range from $1 million to $2.5 million per vessel, depending on vessel age and configuration. Additional costs include crew training, maintenance of electrical systems, and potential operational delays during connection and disconnection. Failure to comply may result in penalties, loss of port access, and reputational harm.

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

As of May 1, 2025, the Mediterranean Sea has effectively become an Emission Control Area (ECA) for sulphur oxides (SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (EGCS) ensuring an equivalent SOx emission level. That means that the fuel that will be used in the Mediterranean Sea will become more expensive, which may influence the net revenue of our vessels.

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

In addition, the European Union’s Fuel EU Maritime Regulation 2023/1805, which came into force on January 1, 2025, aims to reduce the carbon intensity of fuels used by ships operating in EU waters. Under this regulation, shipping companies are required to progressively reduce the carbon intensity of the fuels they use, with specific targets set for different years. By 2030, ships will need to achieve a 40% reduction in carbon intensity compared to 2020 levels, with further reductions by 2040 and 2050. This will impact shipping companies by requiring them to adopt cleaner fuels, invest in new technologies, or implement operational measures to meet the regulations. Compliance may involve additional costs related to fuel procurement, retrofitting vessels, or adopting new carbon-reducing technologies, significantly influencing operational strategies and fuel management practices.

Turkish Emissions Trading System

In July 2025, Türkiye enacted the Climate Act, establishing the legal framework for a national Emissions Trading System (ETS), which is currently in a pilot phase through 2027, with a possible extension to 2028. The system will include monitoring, reporting, and verification (MRV) obligations, allowance issuance and surrender, and penalties for non-compliance—reduced by 80% during the pilot period. Sector-specific secondary legislation, including for maritime transport, is expected during this transition. Vessels transiting Turkish waters, including the Istanbul Strait under Montreux Convention rights, may be indirectly subject to ETS-related costs such as emissions-based passage dues once the system is fully operational.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia in the Gulf of Aden and off the coast of Nigeria in the Gulf of Guinea. Furthermore, costs of vessel security measures have been affected by the geopolitical conflicts in the Middle East and maritime incidents in and around the Red Sea and up to 600 nautical miles off the East African coast, including off the coast of Yemen in the Gulf of Aden where vessels have faced an increased number of armed attacks targeting Israeli and US-linked ships, as well as Marshall Islands’ flagged vessels. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its flag state (country of registry) to act as a recognized organization on its behalf. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the flag state and the International Convention for the Safety of Life at Sea (“SOLAS”). Most insurance underwriters make it a condition for coverage, and most lenders make it a condition for financing, that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies (“IACS”).

IACS has adopted harmonized Common Structural Rules (“CSR”), which apply to bulk carriers of 90 metres or more in length  contracted for construction on or after July 1, 2015. The CSR establish uniform structural design, construction and maintenance standards across all IACS member societies, with the objective of ensuring the structural integrity and safety of these vessel types. The CSR are the only class rules that comply with the IMO’s Goal-Based Standards (“GBS”) for ship construction, which became compulsory for new building contracts signed on or after July 1, 2016. Our vessels are certified as being “in class” by the applicable IACS member classification societies, including, among others, the American Bureau of Shipping (“ABS”), Lloyd’s Register (“LR”), DNV and Nippon Kaiji Kyokai (“ClassNK”).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys in accordance with the requirements of its classification society and flag state. Special surveys, which involve a comprehensive examination of the vessel’s hull structure, machinery and equipment, are conducted at five-year intervals in connection with the renewal of the vessel’s class certificate. A vessel’s machinery may be placed on a continuous survey cycle, under which individual items of machinery are surveyed periodically over the five-year class renewal period.

In accordance with SOLAS (Chapter I, Regulation 10) and the IMO’s Survey Guidelines under the Harmonized System of Survey and Certification (Resolution A.1120(30)), every vessel is required to undergo a minimum of two inspections of the outside of the ship’s bottom during any five-year period, with the maximum interval between any two such inspections not exceeding 36 months. In practice, classification societies typically schedule bottom inspections at intervals of approximately 30 months to comply with this requirement. One such inspection must be conducted in dry dock; an in-water survey (“IWS”) may be permitted in lieu of the second dry-docking, subject to the approval of the flag administration and the classification society, and provided the survey yields all necessary information regarding the condition of the vessel’s underwater hull. A 15+ year-old bulk carrier must dry-dock for both bottom inspections in the five-year cycle — no IWS alternative. A 15+ year-old containership may still have the option of one IWS in lieu of one dry-docking, subject to flag state and class society approval, because it is not subject to the ESP regime. This is a meaningful cost and scheduling difference for fleet management. If any of our vessels does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to trade between ports and will be effectively unemployable and uninsurable, which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to trade or be employed, any such failure to maintain insurance, or any such violation of covenants, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles. We do not and do not expect to obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels. In certain instances where our vessel is participating in a pool transit through high-risk areas, the pool operator arranges for kidnap and ransom loss of hire insurance for a specified duration on our behalf.

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

Competition

We operate in markets that are highly competitive, in part due to the fact that ownership of dry bulk is highly fragmented and ownership of containerships is moderately fragmented. The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources, capabilities or experience.

We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships our reputation as an owner and operator. Demand for dry bulk and containerships fluctuates in line with the main patterns of trade of the major dry bulk and containerships cargoes and varies according to supply and demand for such products.

With regards to our asset management segment, we mainly operate out of Germany (though the assets we manage are in various geographic areas) with the aim to be one of the leading independent asset managers and operational service providers for projects in the maritime and energy infrastructure segments. As such, we are in competition with other providers of investment and operational services. As a result of focusing our sales activities to international institutional investors, family offices and other third-party clients for our service business, the field of competitors now includes similar international companies.

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

Regulatory Framework for the Asset Management Business

MPC Capital operates in the ship management and the energy infrastructure management industries. MPC Capital’s activities are subject to a large number of laws and regulations in different jurisdictions that apply to such business activities, including, but not limited to, anti-money laundering laws, data protection laws with respect to client and other information, health and safety, labor, and permissions and licenses infrastructure. The assets managed by MPC Capital and its subsidiaries and joint ventures are, in turn, subject to a number of laws and regulations, including the laws and regulations described above under “Environmental and Other Regulations in the Shipping Industry”, laws and regulations relating to the operation of energy infrastructure, and the generation and trading of energy.

MPC Capital is a German company and most of its subsidiaries are German companies and, therefore, are subject to German company law and other applicable laws. In connection with certain of its investment business activities, MPC Capital works with external service providers to meet regulatory requirements (e.g., in relation to compliance with the European Union’s Alternative Investment Fund Managers Directive).

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

To ensure compliance with certain other regulatory requirements, MPC Capital works with external service providers (e.g., in relation to compliance with the European Union’s Alternative Investment Fund Managers Directive).

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

We own no material tangible fixed assets other than our vessels and the wind farm located in Germany which is included in property, plant and equipment. This 11.4 MW wind farm consists of two Nordex N-149 wind turbine generators with a hub height of 164 meters and a rotor blade wing span of 149 meters. It was acquired by MPC Capital in 2022 for approximately $33.2 million. For a description of our fleet, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides a review of the performance of our operations and compares our performance with that of the preceding year. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise.

For a discussion of our results for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see “—A. Operating Results – Year ended December 31, 2024 as compared to year ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 14, 2025.

On December 16, 2024, we completed the MPC Capital Acquisition of 26,116,378 shares of common stock of MPC Capital from MPC Holding, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (or approximately $192.0 million), excluding transaction-related costs. For more information, please see “Item 4. Information on the Company—A. History and Development of the Company” and Note 8 to our consolidated financial statements included elsewhere in this Annual Report.

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

Business Overview and Fleet Information

Following the acquisition of MPC Capital on December 16, 2024, we determined that as of December 31, 2024 and 2025, we operated in three reportable segments: (i) the dry bulk segment, (ii) the containership segment, and (iii) the asset management segment. These reportable segments reflect our internal organization and the way our chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment (where applicable), control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, chartering strategies, prioritizing fleet expansion or disposals (where applicable), and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling differs in important respects. MPC Capital provides asset management services and it does not have similar business and economic characteristics to the other two segments. We do not disclose geographic information relating to our dry bulk and containership segments because when we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For the asset management disclosure of geographic information refer to Note 20 included in this Annual Report.

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

-
The successful implementation of the Company’s business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy. In our asset management segment, challenges in securing funding due to market dynamics, performance history, or competition may limit project execution and growth;

-	The global economic growth outlook and trends, such as price inflation and/or volatility;

-
Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container segments, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs. In our asset management segment, fluctuations in global or regional economic environments may impact investor sentiment, asset valuations, and fundraising efforts;

-	The employment and operation of our fleet including the utilization rates of our vessels;

-
In our asset management segment, underperformance relative to benchmarks or competitors can affect our reputation and track record, impacting investor confidence and hinder future fundraising. Increased competition for capital and investment opportunities may compress margins, break client relationships and impact scalability;

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

-	The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-	Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-	The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-	Compliance with evolving regulations across jurisdictions may increase operational complexity and costs;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	Limited access to attractive investment opportunities, delays or deficiencies in projects, or lack of resources may hinder portfolio expansion and revenue growth of our asset management segment;

-
As we routinely make minority investments, their performance may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period, impacting both profitability and our ability to reinvest. The performance of our minority equity investments in companies is subject to a broad range of risks, including economic and market risks, operational performance risk, governance risks, legal and regulatory risks and tax risks. This is in particular relevant for our co-investments in listed companies, whose share price is subject to market risk and price volatility;

-
Our financial results are materially dependent on dividends received from a limited number of investees, and any reduction or suspension of such dividends would have a material adverse effect on our revenues, operating cash flows, and profitability. In recent periods, dividends received from our investees — principally MPCC, have constituted a substantial portion of our consolidated revenues and net income, as well as a significant component of our operating cash flows.

-	The level of any distribution on all classes of our shares;

-	Our access to debt financing may be constrained by tightening credit, rising interest rates, or lender risk aversion;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases and governmental responses thereto;

-
The performance of the listed equity securities and debt securities in which the Company currently has investments, which is subject to market risk and price volatility, and may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period; and

-
Fluctuations in foreign currency exchange rates and our ability to manage such exposure, including through hedging arrangements, which may affect our revenues, expenses and financial results (see Note 16 to our consolidated financial statements).

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in this Annual Report.

Hire and Pool Rates and the Cyclical Nature of the Industry

One of the factors that impacts our profitability is the hire rates at which we are able to fix our vessels and the pool rates we earn from pool arrangements. The shipping industry is cyclical with attendant volatility in charter hire rates and, as a result, profitability. The dry bulk and container sectors have both been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.

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

Our vessel deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability and foreseeability. Our vessel revenues for the year ended December 31, 2025, consisted of hire earned under time charter contracts, where charterers pay a fixed or index-linked daily hire, other compensation costs related to the contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and pool revenue. For further details on these arrangements, refer to “Item 4. Information on the Company—A. Business Overview—Chartering of our Fleet.”

Our future vessel revenues may be affected by our commercial strategy including the decisions regarding the mix of different vessel types in our fleet and the employment mix of our fleet including among the spot market and time charters. See Note 27 to our consolidated financial statements included elsewhere in this Annual Report for further details regarding segment revenues. Year-to-year comparisons of vessel revenues are not necessarily indicative of vessel performance. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure). Refer to “—Important Measures and Definitions for Analyzing Results of Operations” for its description and a reconciliation to its most directly comparable GAAP measure, total vessel revenue.

The Dry Bulk Industry

The Baltic Dry Index (“BDI”) is a shipping freight-cost index used as a benchmark in the dry bulk industry. The BDI as at December 24, 2024, and December 24, 2025 was 997 points and 1,877 points, respectively, and the BDI recorded an annual high of 2,845 points on December 3, 2025 and a low of 715 points on January 30, 2025. As of March 31, 2026, the BDI stood at 1,995 points. Since 2023, China ending its “zero COVID” policy did not result in increased demand for raw materials. In addition, port congestion eased at the majority of ports around the world and docking repairs and crew changes resumed to pre-pandemic levels. The global dry cargo fleet deadweight carrying capacity for 2025 increased by approximately 3.0%, which is a lower rate of increase relative to the substantial increases observed during the early 2000s and mid-2010s. By the end of 2025, global seaborne trade of dry bulk commodities increased by approximately 1.8% in terms of tonne-miles. The volatility in charter rates in the dry bulk market affects the value of dry bulk vessels, which follows the trends of dry bulk charter rates, and similarly affects our earnings, cash flows and liquidity.

The Containership Industry

Container shipping markets strengthened in 2024, reaching their highest levels post COVID period, following the weaker conditions observed in 2023. The improvement in freight and charter rates was driven primarily by increased voyage distances due to the rerouting of vessels away from the Red Sea and Gulf of Aden, with East-West routes largely diverted via the Cape of Good Hope. This resulted in an approximate 11.28% increase in sailing distances in 2024 compared to 2023. In 2025, the containership fleet continued to grow, with the world container fleet increasing by about 7%, following a 10.1% increase in 2024. At the same time, demand growth remained moderate, with seaborne container trade increasing by approximately 3.3% year-on-year to about 10,527 billion tonne-miles. The increase in voyage distances stabilized during 2025, showing a marginal decline of around 0.52% compared to 2024. Looking ahead, a normalization of routing patterns, including a return to Red Sea transits, could exert downward pressure on both freight and charter rates. In addition, potential tariff escalations remain a source of uncertainty, as they may lead to shifts in trade flows and cargo rerouting.

Asset Management Industry

Through our majority-owned subsidiary, MPC Capital, which we acquired on December 16, 2024, we receive management fees in return for managing assets in the shipping and energy infrastructure segments. The level of these management fees primarily reflects the volume of assets under management. In the shipping sector, these fees mainly relate to commercial ship management (commission income on charter revenues), technical ship management (flat rate management fees) and other services (flat rate management fees). Management fees for technical ship management and other maritime services are provided by joint ventures in which MPC Capital is a 50% shareholder. Companies in which MPC Capital is a 50% shareholder are accounted for using the equity method. In the energy sector, management fees include asset management fees (flat rate management fees). In addition, we may receive one-off and, to some extent, performance-related transaction fees on the acquisition and sale of assets, which are primarily linked to the value of the assets acquired or sold. We generate other operating income or income from equity investments through co-investments.

Employment and operation of our fleet

The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. Our customer base is currently and historically has been concentrated to a small number of charterers, in part due to the fact that we are a new entrant to the containership shipping industry. In particular, for the years ended December 31, 2025 and 2024, we derived 90% and 92%, respectively, of our dry bulk segment operating revenues from three and two charterers, respectively. Also, in the year ended December 31, 2025, 10% of our revenues were earned on pool arrangements entered into with one pool manager. Further, for the years ended December 31, 2025 and 2024, we derived 89% and 87% of our containership segment operating revenues, respectively, from three charterers. See Note 1 to the consolidated financial statements included elsewhere in this Annual Report for further information regarding our charterer concentration.

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

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are currently generated from time charters and pool arrangements, though vessels have and may be employed under voyage charters in the future. Vessels operating on fixed time charters for a certain period provide more predictable cash flows over that period. Total vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters and vessels in pool arrangements.

We measure revenues in each segment for two separate activities: (i) time charter revenues, and (ii) pool revenues.

For a breakdown of vessel revenues for the year ended December 31, 2025, please refer to Notes 3 and 20(a) to our consolidated financial statements included elsewhere in this Annual Report. For a description of time charters, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”

Revenues from services. The Company generates revenue from services through the following streams: (i) transaction services and (ii) management services. Management services may be further subdivided into ongoing management services for investment structures and assets, and ship management services. For a breakdown of revenue from services for the year ended December 31, 2025, please refer to Note 20(b) to our consolidated financial statements included elsewhere in this Annual Report

The Company provides transaction-related services in connection with the acquisition, sale or development of assets such as vessels or renewable energy assets. These services are typically success-based and remunerated through transaction fees that are contingent upon the successful closing of the underlying transaction. Additionally, the Company provides asset management services, including commercial and technical ship management services. Commercial ship management services include activities such as chartering, voyage coordination, and related support services, while technical ship management services include vessel maintenance, repairs, and regulatory compliance services.

Voyage expenses. Our voyage expenses primarily consist of brokerage commissions paid in connection with the chartering of our vessels, bunker expenses, port and canal expenses, costs of European Union Allowances (“EUAs”) for emissions. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses from time to time, such as for bunkers, when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances.  Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

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

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet as provided in the Ship Management Agreements (as defined in Item 7. Major Shareholders and Related Party Transactions).

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

Time Charter Equivalent (“TCE”) Revenues and Daily TCE Rate. Time Charter Equivalent revenues (“TCE revenues”) is a measure of the revenue performance of a vessel and is defined as total vessel revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses. The TCE revenues is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. These measures are not measures of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as alternatives to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing TCE revenues by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessels are employed between the periods while further assist our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of TCE Revenues and Daily TCE Rate may not be comparable to those reported by other companies. See below for a reconciliation of TCE Revenues and Daily TCE rate to Vessel revenue, net, the most directly comparable U.S. GAAP measure.

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

The Daily TCE Rate (applicable only to dry bulk and containership segments) and EBITDA are non-GAAP measures used by management to assess the performance of our business and segments. The following tables reconcile the Daily TCE Rate and operational metrics of the Company on a consolidated basis and per operating segment for the year ended December 31, 2025, and their comparative information (where applicable), and our consolidated EBITDA to the most directly comparable GAAP measures for the periods presented (amounts in U.S. dollars, except for share data, utilization and days).

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated

	Year Ended December 31,
	2024	2025
Total vessel revenues	$65,069,003	$46,240,892
Voyage expenses - including commissions to related party	(4,248,856)	(4,078,667)
TCE revenues	$60,820,147	$42,162,225
Available Days	4,626	3,506
Daily TCE Rate	$13,147	$12,026

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Year Ended December 31,
	2024	2025
Total vessel revenues	$49,704,809	$36,159,492
Voyage expenses - including commissions to related party	(3,142,501)	(3,292,629)
TCE revenues	$46,562,308	$32,866,863
Available Days	3,804	2,993
Daily TCE Rate	$12,240	$10,981

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

	Year Ended December 31,
	2024	2025
Total vessel revenues	$15,364,194	$10,081,400
Voyage expenses - including commissions to related party	(1,106,355)	(786,038)
TCE revenues	$14,257,839	$9,295,362
Available Days	822	513
Daily TCE Rate	$17,345	$18,120

Operational Metrics — Consolidated

	Year Ended December 31,
	2024	2025
Daily vessel operating expenses	$5,609	$5,269
Ownership Days	4,669	3,633
Available Days	4,626	3,506
Operating Days	4,588	3,497
Fleet Utilization	99%	100%
Daily TCE Rate	$13,147	$12,026
EBITDA	$29,679,564	$40,227,317

Operational Metrics — Dry Bulk Segment

	Year Ended December 31,
	2024	2025
Daily vessel operating expenses	$5,597	$5,226
Ownership Days	3,847	3,120
Available Days	3,804	2,993
Operating Days	3,767	2,985
Fleet Utilization	99%	100%
Daily TCE Rate	$12,240	$10,981

Operational Metrics — Containership Segment

	Year Ended December 31,
	2024	2025
Daily vessel operating expenses	$5,666	$5,526
Ownership Days	822	513
Available Days	822	513
Operating Days	821	512
Fleet Utilization	100%	100%
Daily TCE Rate	$17,345	$18,120

Reconciliation of EBITDA to Net Income — Consolidated

	Year Ended December 31,
	2024	2025
Net Income	$15,304,934	$21,542,163
Depreciation and amortization	15,037,006	14,760,087
Interest and finance costs, net (1)	(796,364)	3,059,198
Income taxes	133,988	865,869
EBITDA (2)	$29,679,564	$40,227,317

(1)	Includes interest and finance costs and interest income, if any.
(2)	The EBITDA contribution from MPC Capital amounted to $11.3 million in the year ended December 31, 2025.

Consolidated Results of Operations

Year ended December 31, 2025, as compared to the year ended December 31, 2024

(In U.S. Dollars, except for number of share data)	Year ended December 31, 2024	Year ended December 31, 2025(2)	Change- amount	Change %
Time charter revenues	$65,069,003	$42,180,126	$22,888,877	35.2%
Pool revenues	—	4,060,766	4,060,766	100%
Total vessel revenues	65,069,003	46,240,892	18,828,111	28.9%
Revenue from services (including revenue from related parties)	1,174,376	35,573,513	34,399,137	2929.1%
Total revenues	66,243,379	81,814,405	15,571,026	23.5%

Expenses:
Voyage expenses (including commissions to related party)	(4,248,856)	(4,078,667)	170,189	4.0%
Vessel operating expenses	(26,188,773)	(19,140,916)	7,047,857	26.9%
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)	(1,117,476)	(22,116,441)	20,998,965	1879.1%
Management fees to related parties	(4,808,602)	(4,022,007)	786,595	16.4%
Depreciation and amortization	(15,037,006)	(14,760,087)	276,919	1.8%
Loss on vessels held for sale	(3,629,521)	(5,554,777)	1,925,256	53%
(Provision) / recovery of provision for doubtful accounts	(4,823)	1,640,626	1,645,449	34116.7%
General and administrative expenses (including costs from related party)	(13,343,878)	(19,429,796)	6,085,918	45.6%
Net gain / (loss) on sale of vessels	19,298,394	(2,005,320)	21,303,714	110.4%
Gain from a claim	1,418,096	—	1,418,096	100%
Other operating income / (expenses)
Net gain on disposal	158,440	309,680	151,240	95.5%
Net loss from equity method investments	—	(326,123)	326,123	100.0%
Net gain / (loss) from equity method investments measured at fair value	2,687,236	(10,755,335)	13,442,571	500.2%
Operating income / (loss)	$21,426,610	$(18,424,758)	$39,851,368	186.0%
Interest and finance costs, net (including costs from related party)	796,364	(3,059,198)	3,855,562	484.1%
Dividend income from equity method investments measured at fair value (related party)	—	17,967,315	17,967,315	100%
Other income / (expenses) (1)	(6,784,052)	25,924,673	32,708,725	482.1%
Income taxes	(133,988)	(323,104)	189,116	141.1%
Withholding Tax on dividends received	—	(542,765)	542,765	100%
Net income	$15,304,934	$21,542,163	$6,237,229	40.8%

(1)	Includes aggregated amounts for foreign exchange losses, gain / loss from equity and debt securities and other income, as applicable in each period.

(2)
The year-over-year comparison of our consolidated results is significantly affected by the inclusion of our subsidiary MPC Capital for the full year ended December 31, 2025, compared to only 16 days in the prior year (from the December 16, 2024 acquisition date through December 31, 2024). In particular, revenue from services, cost of revenue from services, and general and administrative expenses include a full year of MPC Capital activity in 2025 versus only 16 days in 2024. As a result, period-to-period percentage changes in these line items are not indicative of underlying organic growth trends.

Total vessel revenues – Total vessel revenues decreased to $46.2 million in the year ended December 31, 2025 from $65.1 million in the same period of 2024. The decrease was driven by the decrease in our Available Days from 4,626 days in the year ended December 31, 2024, to 3,506 days in the year ended December 31, 2025, following the sale of the (i) M/V Ariana A on January 22, 2025, (ii) M/V Magic Eclipse on March 24, 2025, (iii) M/V Magic Callisto on April 28, 2025 and (iv) M/V Gabriela A on May 7, 2025, and the decrease in the prevailing charter rates of our dry bulk vessels. This decrease was partially offset by the increase in the prevailing charter rates of our container vessels. During the year ended December 31, 2025, our fleet earned on average a Daily TCE Rate of $12,026, compared to an average Daily TCE Rate of $13,147 earned during the same period in 2024.  Daily TCE Rate is not a recognized measure under U.S. GAAP.

Revenue from services –Revenue from services is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services. Service revenues amounted to $35.6 million for the year ended December 31, 2025 and relates to revenue earned from our subsidiary acquired in late 2024, MPC Capital. Revenue from services amounted to $1.2 million for the period from December 16, 2024 (the date on which the MPC Capital Acquisition was consummated) to December 31, 2024.

Voyage expenses – Voyage expenses decreased by $0.1 million, to $4.1 million in the year ended December 31, 2025, from $4.2 million in the corresponding period of 2024. This decrease in voyage expenses is mainly associated with the decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above and the decrease in the overall bunkers consumption of our fleet, partially offset by an increase in the brokerage commission to a related party and increased port and other expenses.

Vessel operating expenses – The decrease in operating expenses by $7.0 million to $19.1 million in the year ended December 31, 2025, from $26.2 million in the same period of 2024 mainly reflects the decrease in the Ownership Days of our fleet to 3,633 days in the year ended December 31, 2025, from 4,669 days in the year ended December 31, 2024.

Cost of revenue from services– Cost of revenue from services for the year ended December 31, 2025, amounted to $22.1 million and relates to expenses for purchased services from third party providers and employee expenses from MPC Capital. This amounted to $1.1 million for the period from December 16, 2024 to December 31, 2024.

Management fees – Management fees in the year ended December 31, 2025, amounted to $4.0 million, whereas, in the same period of 2024, management fees totaled $4.8 million. This decrease in management fees is due to the decrease in the total number of Ownership Days following the sales of vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement effected on July 1, 2025, from $1,017 per vessel per day to $1,044  per vessel per day.  For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services.”

Depreciation and amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property and equipment depreciation and intangible assets amortization. Depreciation expenses decreased to $9.6 million in the year ended December 31, 2025, from $13.6 million in the same period of 2024. The decrease by $4.0 million reflects mainly the decrease in the Ownership Days of our Fleet following the sale of the vessels discussed above. Dry-dock and special survey amortization charges amounted to $1.4 million for each of the years ended December 31, 2024 and 2025. Further to the above, depreciation and amortization expenses for our asset management segment amounted to $3.7 million in the year ended December 31, 2025 and $0.1 million in the December 16, 2024 to December 31, 2024 period, comprising of property, plant and equipment depreciation and intangible assets amortization.

Loss on vessels held for sale - During the years ended December 31, 2025 and 2024, we recorded a loss on vessels held for sale of $5.6 million and $3.6 million, respectively. The loss recognized in 2025 represents the expected loss during the next twelve-month period (as assessed at the memorandum of agreement date) from the sale of the dry bulk vessel M/V Magic Callisto (delivered to its new owners on April 28, 2025), while the loss recognized in 2024 represented the expected loss on the sale of the containership vessel M/V Ariana A, which was completed upon delivery to its new owner in the first quarter of 2025.

(Provision) / recovery of provision for doubtful accounts – During the years ended December 31, 2025 and 2024, we recorded a recovery of provision of doubtful accounts in the amount of $1.6 million and $0, respectively, reflecting reversals of previously recognized write-downs on receivables within the retail business of our asset management segment.

General and administrative expenses – General and administrative expenses in the year ended December 31, 2025, amounted to $19.4 million, whereas, in the same period of 2024, general and administrative expenses totaled $13.3 million, which included $7.0 million in MPC Capital acquisition-related costs that were incurred during the year ended December 31, 2024. This increase mainly reflects the increase in professional fees and other expenses by $4.9 million, increase in audit fees by $2.1 million, increase in personnel expenses by $4.2 million and increase in office and IT expenses (including rent) by $1.4 million following the acquisition of MPC Capital.

Net gain / (loss) on sale of vessels –  Net gain / (loss) on sale of vessels in the year ended December 31, 2025 amounted to a $2.0 million loss, whereas, in the same period of 2024, amounted to a $19.3 million gain. On January 22, 2025, we concluded the sale of the M/V Ariana A, sold pursuant to an agreement dated November 13, 2024, for a cash consideration of $16.5 million. The sale resulted in net proceeds to the Company of $16.1 million and the Company recorded a net loss on the sale of $0.1 million. On March 24, 2025, we concluded the sale of the M/V Magic Eclipse, sold pursuant to an agreement dated March 6, 2025, for a cash consideration of $13.5 million. The sale resulted in net proceeds to the Company of $13.1 million and the Company recorded a net loss on the sale of $2.0 million. On April 28, 2025, we concluded the sale of the M/V Magic Callisto, sold pursuant to an agreement dated March 11, 2025, for a cash consideration of $14.5 million. The sale resulted in net proceeds to the Company of $14.1 million and the Company recorded a net loss on the sale of $0.1 million, which, combined with the $5.6 million loss previously recognized in 2025 as a Loss on vessels held for sale, brought the total loss attributable to this vessel’s disposal to $5.7 million. On May 7, 2025, we concluded the sale of the M/V Gabriela A, sold pursuant to an agreement dated December 4, 2024, for a cash consideration of $19.3 million. The sale resulted in net proceeds to the Company of $18.6 million and the Company recorded a net gain on the sale of $0.2 million.

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

Gain from a claim – On May 28, 2024, the Company collected the amount of $1.4 million (including the deposit amount of $1.4 million and gross interest earned on the deposit) in connection with a claim related to the M/V Magic Moon. Following the provisions of ASC 450-30-25-1, the Company has recorded this gain in its financial statements for the year ended December 31, 2024. During the year ended December 31, 2025 the Company did not record any gain / (loss) in the consolidated statement of comprehensive income related to a claim. Please also refer to Note 18 to our audited consolidated financial statements included elsewhere in this Annual Report.

Net loss from equity method investments – Loss from equity method investments for the years ended December 31, 2025 and 2024 amounted to a loss of $0.3 million and $0, respectively, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

Net gain / (loss) from equity method investments measured at fair value– Net (loss) / gain from equity method investments measured at fair value in the years ended December 31, 2025 and 2024 amounted to a loss of $10.8 million and a gain of $2.7 million, respectively, resulting from the revaluation of such investments. These represent the shares held by either MPC Capital and Castor, indirectly through their subsidiaries, in MPC Container Ships ASA (“MPCC”) and MPC Energy Solutions N.V. (“MPCES”). These investments are carried at fair value with changes recognized in earnings, and their valuations are subject to significant quarter-to-quarter volatility driven by movements in the market prices of MPCC and MPCES shares. Such volatility may cause material fluctuations in our reported net income between periods.

Interest and finance costs, net – Interest and finance costs, net, amounted to $3.1 million in the year ended December 31, 2025, whereas in the same period of 2024, they amounted to $(0.8) million. The increase by $3.9 million is mainly associated with the decrease by $5.0 million in interest income we earned from our time and cash deposits due to decreased average cash balances during the year ended December 31, 2025, partially offset by lower interest expense by $1.1 million due to the decrease in our weighted average indebtedness in the year ended December 31, 2025 compared to 2024.

Other income / (expenses)  –  Other income in the year ended December 31, 2025 amounted to $25.9 million and mainly includes (i) a gain of $16.9 million from our investments in listed equity securities, (ii) dividend income on equity securities of $3.4 million, (iii) dividend income of $1.4 million from our investment in the Toro Series A Preferred Shares and (iv) other, net amounting to $4.7 million due to recoveries of prior year allowances and reversals of provisions, offset by foreign exchange losses amounting to $0.4 million. Other expenses in the year ended December 31, 2024 amounted to $6.8 million and mainly includes (i) a loss of $14.7 million from our investments in listed equity securities, set off by (ii) dividend income on equity securities of $6.7 million and (iii) dividend income of $1.4 million from our investment the Toro Series A Preferred Shares.

Dividend income from equity method investments measured at fair value (related party) – Dividend income from equity method investments measured at fair value in the years ended December 31, 2025 and 2024, amounted to $18.0 million and $0, respectively, and includes the dividend income from MPCC.

Segment Results of Operations

Year ended December 31, 2025, as compared to the year ended December 31, 2024 —Dry Bulk Segment

(in U.S. Dollars)	Year ended December 31, 2024	Year ended December 31, 2025	Change- amount	Change %
Total vessel revenues	49,704,809	36,159,492	13,545,317	27.3%
Expenses:
Voyage expenses (including commissions to related party)	(3,142,501)	(3,292,629)	150,128	4.8%
Vessel operating expenses	(21,531,189)	(16,305,854)	5,225,335	24.3%
Management fees to related parties	(3,956,453)	(3,493,801)	462,652	11.7%
Depreciation and amortization	(9,593,639)	(9,586,004)	7,635	0.1%
Provision for doubtful accounts	(4,823)	—	4,823	100.0%
Net gain / (loss) on sale of vessels	19,298,394	(2,086,086)	21,384,480	110.8%
Loss on vessels held for sale	—	(5,554,777)	5,554,777	100.0%
Gain from a claim	1,418,096	—	1,418,096	100.0%
Segment operating income / (loss) (1)	32,192,694	(4,159,659)	36,352,353	112.9%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues – Total vessel revenues for our dry bulk fleet decreased to $36.2 million in the year ended December 31, 2025 from $49.7 million in 2024. The decrease was driven (a) by the decrease in our Available Days from 3,804 days in the year ended December 31, 2024, to 2,993 days in the year ended December 31, 2025, following the sale of the  (i) M/V Magic Moon on January 16, 2024, (ii) M/V Magic Orion on March 22, 2024, (iii) M/V Magic Nova on March 11, 2024, (iv) M/V Magic Nebula on April 18, 2024, (v) M/V Magic Venus on May 10, 2024, (vi) M/V Magic Vela on May 23, 2024, (vii) M/V Magic Horizon on May 28, 2024, (viii) M/V Magic Eclipse on March 24, 2025 and (ix) M/V Magic Callisto on April 28, 2025, as partially offset by the acquisition of M/V Magic Celeste on August 16, 2024 and the M/V Magic Ariel on October 9, 2024 and (b) the decrease in the prevailing charter rates of our dry bulk vessels. During the year ended December 31, 2025, our dry bulk fleet earned on average a Daily TCE Rate of $10,981 compared to an average Daily TCE Rate of $12,240 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP.

Voyage expenses – Voyage expenses increased to $3.3 million in the year ended December 31, 2025, from $3.1 million in the corresponding period of 2024. The increase in voyage expenses primarily reflects an increase in the brokerage commission to a related party and higher port and other related expenses, partially offset by lower brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above.

Vessel operating expenses – The decrease in operating expenses for our dry bulk fleet by $5.2 million, to $16.3 million in the year ended December 31, 2025, from $21.5 million in the same period of 2024, mainly reflects the decrease in Ownership Days due to the sale of the vessels mentioned above.

Management fees – Management fees in the year ended December 31, 2025, amounted to $3.5 million, whereas, in the same period of 2024, management fees totaled $4.0 million. This decrease in management fees is due to a decrease in the total number of Ownership Days following the sale of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement (i) effected on July 1, 2024, from $986 per vessel per day to $1,017 per vessel per day and (ii) effected on July 1, 2025, from $1,017 per vessel per day to $1,044 per vessel per day.

Depreciation and amortization – Depreciation expenses for our dry bulk fleet in the year ended December 31, 2025 and 2024 amounted to $8.2 million and $8.6 million, respectively. The decrease reflects (i) the net decrease in the Ownership Days of our dry bulk segment days to 3,120 days in the year ended December 31, 2025, from 3,847 days in the same period in 2024, due to the sale of vessels described above and (ii) the effect of classifying those vessels as “held for sale” on the date of the agreements for sale, as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock and special survey amortization charges increased to $1.4 million in the year ended December 31, 2025, from $1.0 million in the same period of 2024. This variation in dry-dock amortization charges primarily resulted from the increase in aggregate amortization days to 1,624 days in the year ended December 31, 2025, from 910 days in the year ended December 31, 2024.

Net gain / (loss) on sale of vessels – Refer to discussion under ‘Consolidated Results of Operations- Net gain / (loss) on sale of vessels’ above for details on the sale of the M/V Magic Eclipse and M/V Magic Callisto.

Gain from a claim – Refer to discussion under ‘Consolidated Results of Operations- Gain from a claim’.

Year ended December 31, 2025, as compared to year ended December 31, 2024— Containership Segment

	Year ended December 31, 2024	Year ended December 31, 2025	Change - amount	Change %
Total vessel revenues	15,364,194	10,081,400	5,282,794	34.4%
Expenses:
Voyage expenses (including commissions to related party)	(1,106,355)	(786,038)	320,317	29.0%
Vessel operating expenses	(4,657,584)	(2,835,062)	1,822,522	39.1%
Management fees to related parties	(852,149)	(528,206)	323,943	38.0%
Depreciation and amortization	(5,330,681)	(1,460,696)	3,869,985	72.6%
Net gain / (loss) on sale of vessels	—	80,766	80,766	100%
Loss on vessels held for sale	(3,629,521)	—	3,629,521	100%
Segment operating (loss) / income	(212,096)	4,552,164	4,764,260	2246.3%

Total vessel revenues – Total vessel revenues for our containership segment amounted to $10.1 million in the year ended December 31, 2025, as compared to $15.4 million in the same period of 2024. The decrease was driven by the decrease in our Available Days from 822 days in the year ended December 31, 2024, to 513 days in the year ended December 31, 2025, following the sales of the M/V Ariana A on January 22, 2025 and M/V Gabriela A on May 7, 2025. This decrease was partially offset by the increase in the prevailing charter rates of our container vessels. During the year ended December 31, 2025, our containerships earned an average Daily TCE Rate of $18,120 compared to an average Daily TCE Rate of $17,345 earned in the same period of 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP.

Voyage expenses – Voyage expenses for our containership segment decreased to $0.8 million in the year ended December 31, 2025, from $1.1 million in the same period of 2024, mainly reflecting the decrease in Available Days.

Vessel operating expenses – Operating expenses for our containership segment decreased to $2.8 million in the year ended December 31, 2025, from $4.7 million in the same period of 2024, mainly reflecting the decrease in Ownership Days of our containership vessels.

Management fees – Management fees for our containership segment decreased to $0.5 million in the year ended December 31, 2025, from $0.9 million in the same period of 2024 as a result of the decrease in Ownership Days and the adjustment in management fees under the terms of the Amended and Restated Master Management Agreement.

Depreciation and amortization – Depreciation expenses for our containership segment decreased to $1.5 million in the year ended December 31, 2025, from $5.0 million in the same period in 2024 as a result of the sale of M/V Ariana A and M/V Gabriela A during the first and second quarter of 2025, respectively, and the effect of classifying both vessels as “held for sale” on the date of the agreement for sale (during 2024), as depreciation was not recorded during the period in which this vessel was classified as held for sale. Dry-dock amortization charges in the year ended December 31, 2025 and 2024 amounted to $0 and $0.4 million, respectively, due to the sale of M/V Ariana A, which had been classified as held for sale as of December 31, 2024 and  amortization was not recorded up to its sale on January 22, 2025.

Net gain / (loss) on sale of vessels – Refer to discussion under ‘Consolidated Results of Operations- Net gain / (loss) on sale of vessels’ above for details on the sale of the M/V Gabriela A and M/V Ariana A.

Year ended December 31, 2025, as compared to period ended December 31, 2024 – Asset Management Segment

We entered the asset management business on December 16, 2024 and, accordingly, comparative financial information is presented for the year ended December 31, 2025 against the period from December 16, 2024 to December 31, 2024 and may not be meaningful.

(In U.S. Dollars, except for number of share data)
	December 16, 2024 - December 31, 2024 period	Year ended December 31, 2025	Change - amount	Change %
Revenue from services	1,174,376	35,573,513	34,399,137	2929.1%
Expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	(1,117,476)	(22,116,441)	20,998,965	1879.1%
(Provision)/ recovery of provision for doubtful accounts	—	1,640,626	1,640,626	100.0%
General and administrative expenses	(345,466)	(10,846,239)	10,500,773	3039.6%
Depreciation and amortization	(112,686)	(3,713,387)	3,600,701	3195.3%

Other operating income
Net gain on dispositions of assets	158,440	309,680	151,240	95.5%
Net loss from equity method investments	—	(326,123)	326,123	100.0%
Net gain / (loss) from equity method investments at fair value	2,687,236	(13,972,725)	16,659,961	620.0%
Segment operating income / (loss)	2,444,424	(13,451,096)	15,895,520	650.3%

Revenue from services –Revenue from services is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services. Revenues from services amounted to $35.6 million for the year ended December 31, 2025 and relates to revenue earned from our subsidiary acquired in late 2024, MPC Capital. Revenues from services amounted to $1.2 million for the period from December 16, 2024 (the date on which the MPC Capital Acquisition was consummated) to December 31, 2024.

Cost of revenue from services– Cost of revenue from services for the year ended December 31, 2025, amounted to $22.1 million and relates to expenses for purchased services from third party providers and employee expenses from MPC Capital. This amounted to $1.1 million for the period from December 16, 2024 to December 31, 2024.

Depreciation and amortization – Depreciation and amortization expenses for our asset management segment amounted to $3.7 million for the year ended December 31, 2025 and to $0.1 million in the December 16, 2024 to December 31, 2024 period, comprising of property, plant and equipment depreciation and intangible assets amortization.

General and administrative expenses – General and administrative expenses for our asset management segment amounted to $10.8 million, for the year ended December 31, 2025 and to $0.3 million in the December 16, 2024 to December 31, 2024 period.

(Provision) / recovery of provision for doubtful accounts – During the year ended December 31, 2025, we recorded a recovery of provision of doubtful accounts amounted to $1.6 million, reflecting reversals of previously recognized write-downs on receivables within the retail business of our asset management segment.

Net loss from equity method investments – Loss from equity method investments for the years ended December 31, 2025 and 2024, amounted to a loss of $0.3 million and $0, respectively, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

Net gain / (loss) from equity method investments measured at fair value– Net (loss) / gain from equity method investments measured at fair value in the years ended December 31, 2025 and 2024 amounted to a loss of $14.0 million and a gain of $2.7 million, respectively, resulting from the revaluation of such investments. These represent our share in MPCC and MPC Energy Solutions N.V for which we have elected the fair value option.

B.	LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from cash generated from operations, borrowings in debt transactions and equity offerings, to the extent available and permitted. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities and financing arrangements. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves to hedge against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the year ended December 31, 2025, our principal source of funds was (i) cash from operations, (ii) the net proceeds from the sale of our vessels as discussed above under “Item 4. —B. Business overview”, (iii) the incurrence of secured debt – including sale and leaseback transactions - as discussed below under “—Our Borrowing Activities” and (iv) the proceeds from the sale of equity securities and preferred equity securities. In previous years, we have also issued equity as a source of financing, as discussed below under “—Equity Transactions”. As of December 31, 2025 and December 31, 2024, we had cash and cash equivalents of $151.8 million and $87.9 million (which excludes $1.0 million and $0 of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2025, we had a working capital surplus of $187.0 million as compared to a working capital surplus of $189.5 million as of December 31, 2024.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this Annual Report, will be sufficient to fund the operations of our business, meet our working capital and capital expenditures requirements and service the principal and interest on our existing debt for that period. Notwithstanding the foregoing, we are materially dependent on dividends received from a limited number of investees, principally dividends received from MPCC, and any disruption or reduction of such dividends could materially affect our liquidity position.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series D Preferred Shares, as well as cash dividends to noncontrolling interests from our majority-owned subsidiaries, when declared, repayments of outstanding debts and financing arrangements, expenditures relating to the operation and maintenance of our vessels and entering into new co-investments. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required, and proceeds from equity offerings to the extent available and permitted.

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

Capital Expenditures

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance and expect to continue to finance with cash from operations, debt financing and equity issuances. As of December 31, 2025 and April 15, 2026, we did not have any commitments for capital expenditures related to vessel acquisitions.

In February 2025, MPC Capital acquired a 50% share in BestShip GmbH & Cie., KG from the Norwegian Wilhelmsen Group, following which BestShip GmbH & Cie. KG is operated as a 50/50 joint venture between MPC Capital and the Wilhelmsen Group.  BestShip provides IT-based assessments of vessels for improving energy efficiency and reducing emissions, and advises on how to realize vessel energy improvements.

A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract. Such events could have a material adverse effect on our business, financial condition, and operating results.

Equity Transactions

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares to Toro for aggregate consideration of $50.0 million in cash. On December 12, 2024, we agreed to issue an additional 50,000 Castor Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. On December 23, 2025, Castor and Toro agreed to amend the terms of Castor Series D Preferred Shares and Toro Series A Preferred Shares, in each case to extend the initial conversion date by one-year, to January 1, 2027 in the case of the Castor Series D Preferred Shares and March 7, 2027 in the case of the Toro Series A Preferred Shares. These transactions and their terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transactions and their terms.  Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed description of this transaction and the Series D Preferred Shares. During 2024 and 2025, we paid $2.5 million and $4.6 million, respectively, in dividends to Toro in connection with the Series D Preferred Shares.

On September 29, 2025, we agreed to issue 60,000 Series E Preferred Shares, having a stated amount of $1,000 each, to Toro for a total consideration of $60.0 million in cash. The distribution rate of the Series E Preferred Shares was 8.75%, paid quarterly, and they were convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. On October 13, 2025, we and Toro agreed to the full redemption of the Series E Preferred Shares, for a cash consideration equal to the stated amount of $60.0 million of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions.

On April 22, 2024, the Company commenced a series of private transactions to purchase all of its outstanding April 7 Warrants at a price of $0.105 per warrant. The April 7 Warrants were exercisable in the aggregate into 1,033,077 of the Company’s common shares, par value $0.001 per share (the “Warrant Shares”), at an exercise price per warrant share of $55.30. The number of Warrant Shares and the exercise price reflected adjustments as a result of the 1-for-10 reverse stock split discussed above. On May 31, 2024, the Company repurchased in the tender offer 10,080,770 Warrants, exercisable in the aggregate into 1,008,077 Common Shares for an aggregate cost of $1,058,481 excluding fees relating to the tender offer. Following the retirement and cancellation by the Company of the April 7 Warrants purchased pursuant to the above mentioned transactions, the April 7 Warrants that remained outstanding as of December 31, 2025, were exercisable in the aggregate into 25,000 Common Shares. As of April 15, 2026, the April 7 Warrants expired unexercised.

Our Borrowing Activities

As of December 31, 2024, we had $103.6 million of gross indebtedness outstanding under (i) a facility agreement with Toro for a term loan facility, which was entered into on December 11, 2024 and was drawn down on the same date and (ii) a term loan with Ostfriesische Volksbank eG. For a description of the first transaction, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Loan Facility Agreement of $100.0 million from Toro.”  On March 24, 2025,  March 31, 2025 and on April 29, 2025, we performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000, and $14,000,000 respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, we prepaid in full the amount of $36,000,000 remaining outstanding at that date. As of December 31, 2025, the Term Loan has been fully repaid.

As of December 31, 2025, we had $85.6 million of gross indebtedness outstanding under our debt agreements and financial liabilities, comprising of $64.0 million of indebtedness related to our dry bulk segment, and $21.6 million of indebtedness related to our asset management segment. Of this total figure, $7.6 million mature in the twelve-month period ending December 31, 2026. Our borrowing commitments, as of December 31, 2025, relating to debt and interest repayments under our credit facilities and sale and leaseback transactions amounted to $94.5 million, of which approximately $8.5 million mature in less than one year. The calculation of interest payments was made assuming interest rates based on the EURIBOR and SOFR specific to our variable rate credit facilities as of December 31, 2025, and our applicable margin rate.

As of December 31, 2025 and December 31, 2024, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Dry Bulk Segment Credit Facilities and Financial Liabilities

Financial Liabilities: Sale and Leaseback Transactions

On July 11, 2025, we entered into a sale and leaseback agreement with an unaffiliated Japanese counterparty for the M/V Magic Thunder, a 2011-built Kamsarmax bulk carrier vessel, for an aggregate amount of $14,640,000. The vessel was delivered to its buyers on July 29, 2025 and we chartered in the vessel under a bareboat charter party for a period of five years and has a purchase option beginning at the end of the second year of vessel’s bareboat charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the option to repurchase the vessel for $6,295,180, on the expiration of the lease on the fifth year. As of December 31, 2025, the outstanding balance amounts to $14.0 million.

On December 29, 2025, we entered into a sale and leaseback agreement with an unaffiliated Japanese counterparty for the M/V Magic Perseus, a 2013-built Kamsarmax bulk carrier vessel, for an aggregate amount of $15,600,000. The vessel was delivered to its buyers on January 22, 2026 and we chartered in the vessel under a bareboat charter party for a period of eleven years, including a put option for the counterparty at the end of year eight, and a purchase option for us beginning at the end of the second year of the bareboat charter period. If not repurchased earlier, we have the option to repurchase the vessel at no additional cost, on the expiration of the lease on the eleventh year. As of December 31, 2025, the amount has not been drawn.

$50.0 million sustainability-linked senior term loan facility

On October 13, 2025, four of our wholly owned dry bulk vessel ship-owning subsidiaries, owning the M/V Magic Ariel, M/V Magic Celeste, M/V Magic Mars and M/V Magic Starlight, respectively, entered into a sustainability-linked senior term loan facility in the amount of $50.0 million with Alpha Bank S.A (“Alpha Bank”). The facility was drawn down on October 24, 2025. This facility has a term of five years from the drawdown date, bears interest at rate of Term SOFR plus a margin, which may be adjusted based on the Company’s performance against certain sustainability-linked targets per annum and is repayable in twenty (20) equal quarterly installments of $950,000 each, plus a balloon installment of $31.0 million payable simultaneously with the last installment at maturity, on October 24, 2030.

The above facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers, an earnings account pledge, manager’s undertakings and is guaranteed by the Company. The borrowers are required to maintain an aggregate minimum liquidity of $1,000,000 in their pledged deposit accounts. The Company as guarantor is also required to (i) maintain a leverage ratio (as defined therein) that will not be higher than 70% until maturity, and (ii) maintain free cash of not less than $500,000 per vessel in the fleet at all times. This facility’s net proceeds will be used for general corporate purposes.

As of December 31, 2025, the outstanding balance amounts to $50.0 million.

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

The above facility contains a standard security package including first preferred mortgages on the vessels owned by the borrowers (the M/V Magic Horizon and the M/V Magic Nova), pledge of bank accounts, charter assignments, and a general assignment over the vessels’ earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers, and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit balance with the lender (secured by an account pledge), to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain negative covenants customary for this type of facility. The credit agreement governing this facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the fair market value of the collateral vessels, (ii) the value of the cash collateral deposit balance referred to above, (iii) the value of the dry-dock reserve accounts referred to above, and (iv) any additional security provided, over the aggregate principal amount of the loan outstanding .

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

Asset Management segment

€5 Million Term Loan

On November 20, 2024, MPC Maritime Holding GmbH entered into a term loan in the amount of up to €5.0 million ($5.27 million) with Ostfriesische Volksbank eG. The term loan was drawn down in a tranche of €3.5 million ($3.69 million) on December 9, 2024 and in a tranche of €1.5 million ($1.55 million) in January 2025. This term loan has a term of five years from the first date of the first installment payment (March 31, 2025), bears interest at a margin of 2.1% - 1.8% over EURIBOR (for drawings in Euro) and over SOFR (for drawings in US Dollar). It is repayable in twenty equal quarterly installments of €250,000 ($294,078) starting at March 31, 2025. The term loan is unsecured and is not subject to any covenants. As of December 31, 2025, the outstanding balance amounted to $4.7 million.

€16.2 Million Term Loan

In May 2022, our majority owned subsidiary Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG (“EP Heringen”), entered into a credit facility with Commerzbank Aktiengesellschaft, Frankfurt am Main. The nominal value of the credit facility at inception was €16.21 million ($17.45 million) with a nominal fixed interest rate of 1.73% p.a. until March 2032. Thereafter, interest will adjust to a variable interest rate determined by reference to EURIBOR. The repayment of the loan is allocated over equal quarterly installments in the amount of €225,139 ($264,833) ending in December 2041. The term loan is unsecured and is not subject to any covenants. As of December 31, 2025, the outstanding balance amounts to $15.2 million.

€1.72 Million Term Loan

In May 2022, EP Heringen entered into a second credit facility for an amount of €1.72 million ($1.85 million) with Commerzbank Aktiengesellschaft, Frankfurt am Main. The nominal fixed interest rate of this facility is 2.68% p.a. until March 2032.  Thereafter, interest will adjust to a variable interest rate determined by reference to EURIBOR. The repayment of the loan is allocated over equal quarterly installments in the amount of €23,423 ($27,553) ending in September 2042.  The term loan is unsecured and is not subject to any covenants. As of December 31, 2025, the outstanding balance amounts to $1.7 million.

As of December 31, 2024, both term loans with Commerzbank were presented as liabilities held for sale in the consolidated balance sheet as EP Heringen met the held for sale criteria. In December 2025, these loans were reclassified to held and used. See Note 7 to our consolidated financial statements for further details included in this Annual Report.

€5.0 Million Revolving Credit Facility

On November 17, 2023, MPC Capital entered into a revolving credit facility in the amount of €5.0 million ($5.43 million) with VR Bank in Holstein eG until further notice. It bears interest at a margin of 1.5% over EURIBOR and is unsecured and is not subject to any covenants. As of December 31, 2025, the facility is not drawn.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the years ended December 31, 2024, and 2025:

	For the year ended,
(in U.S. Dollars)	December 31, 2024	December 31, 2025
Net cash provided by operating activities	$41,911,298	$10,046,351
Net cash (used in) / provided by investing activities	(133,475,878)	97,066,285
Net cash provided by / (used in) financing activities	59,565,250	(46,316,381)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(284,819)	3,361,876
Net (decrease) / increase in cash, cash equivalents, and restricted cash	(32,284,149)	64,158,131
Cash, cash equivalents and restricted cash at beginning of period	120,901,147	88,616,998
Cash, cash equivalents and restricted cash at end of period	$88,616,998	$152,775,129

Operating Activities:

For the year ended December 31, 2025, net cash provided by operating activities amounted to $10.0 million, consisting principally of net income of $21.5 million, non-cash adjustments related to depreciation and amortization of $14.8 million, loss on vessels held for sale discussed above of $5.6 million, net loss on sale of vessels of $2.0 million, amortization and write off of deferred finance charges of $0.2 million, amortization of fair value of acquired charters of $0.1 million, straight line amortization of hire of $0.1 million, recovery of provision for doubtful accounts of $1.6 million, unrealized gain of $24.7 million from revaluing our investments in listed equity securities at period end market rates, a realized loss on sale of equity securities of $7.8 million, unrealized loss from equity method investments measured at fair value of $10.8 million, unrealized foreign exchange losses from equity method investments of $0.7 million, unrealized loss from equity method investments of $0.2 million, payments related to dry-docking costs of $5.4 million and a net increase of $21.6 million in working capital, which is mainly the result of decreases in (i) inventories by $0.9 million, (ii) prepaid expenses and other assets by $0.5 million, (iii) income tax receivable / payable by $5.7 million, (iv) derivative assets / liabilities by $1.4 million and (v) accrued liabilities by $7.9 million, and set off by increases in (vi) trade receivables by $3.0 million, (vii) due from/to related parties by $6.3 million, (viii) deferred revenue by $0.2 million and (ix) accounts payable by $1.1 million. Moreover, the Company received in cash $18.0 million of dividends from its equity method investments that are measured at fair value.

For the year ended December 31, 2024, net cash provided by operating activities amounted to $41.9 million, consisting of net income of $15.3 million, non-cash adjustments related to depreciation and amortization of $15.0 million, payments related to dry-docking costs of $1.2 million , amortization and write off of deferred finance charges of $0.8 million, amortization of fair value of acquired charters of $0.6 million, straight line amortization of hire of $0.1 million, unrealized loss of $14.6 million from revaluing our investments in listed equity securities at period end market rates, a realized loss on sale of equity securities of $0.3 million, a loss on vessels held for sale of $3.6 million, and unrealized gain from our equity method investments of $2.7 million, net gain on sale of the vessels discussed above of $19.3 million, a gain of $1.4 million from a claim, dividends received from investments of $4.4 million and a net decrease of $11.9 million in working capital, which is mainly the result of decreases in (i) trade receivables by $3.5 million, (ii) due from/to related parties by $5.8 million, (iii) prepaid expenses and other assets by $1.0 million, (iv) accounts payable by $1.8 million, (v) deferred revenue by $1.0 million and set off by increases in (vi) inventories by $0.3 million and (vii) accrued liabilities by $4.4 million.

The $31.9 million decrease in net cash from operating activities in the year ended December 31, 2025, as compared with the year ended December 31, 2024, reflects mainly the change in working capital position.

Investing Activities:

For the year ended December 31, 2025, net cash provided by investing activities amounted to $97.1 million, mainly reflecting the net cash inflow of $61.9 million of net proceeds from the sale of the vessels discussed above, net inflows of $56.7 million associated with the purchase and sale of debt and equity securities / investments, net inflows of $0.4 million related to payments received on mezzanine loan, net outflows of $21.1 million associated with the acquisition, disposition and return of capital from equity method investments and net outflows of $0.9 million associated with other vessels improvements and acquisitions of property, plant and equipment. Please also refer to Notes 7, 8, 13 and 14 to our audited consolidated financial statements included elsewhere in this Annual Report.

For the year ended December 31, 2024, net cash used in investing activities amounted to $133.5 million mainly reflecting the net cash inflow of $107.9 million of net proceeds from the sale of the vessels discussed above, and inflows of $1.4 million of proceeds from a claim associated with an unsuccessful sale of M/V Magic Moon, offset by the acquisition of MPC Capital of $192.0 million, net of $28.0 million in cash held by MPC Capital and $1.0 million included in assets held for sale on the acquisition date, the acquisitions of the M/V Magic Celeste, the M/V Raphaela and M/V Magic Ariel amounting to $72.2 million and net outflows of $7.0 million associated with the purchase and sale of equity securities. Please also refer to Notes 7, 8, 13 and 18 to our audited consolidated financial statements included elsewhere in this Annual Report.

Financing Activities:

For the year ended December 31, 2025, net cash used in financing activities amounted to $46.3 million, mainly relating to (i) $51.6 million of gross proceeds from long-term debt, (ii) $14.6 million proceeds related to the sale and leaseback agreement for the M/V Magic Thunder, as offset by (iii) $102.8 million consisting of period scheduled principal repayments under our existing credit facilities and financial liabilities, early prepayments due to sale of vessels and voluntary prepayments and $1.6 million related to payments of deferred financing costs, (iv) $4.6 million and $0.3 million of dividends paid relating to Series D Preferred Shares and Series E Preferred Shares, respectively, and (v) $2.8 million for cash dividends paid to non-controlling interest. On September 29, 2025, the Company issued 60,000 Series E Preferred Shares to Toro for $60.0 million in cash proceeds, which were fully redeemed on October 13, 2025 for cash, therefore having no net effect on cash flows. Please also refer to Notes 4, 12 and 15 to our audited consolidated financial statements included elsewhere in this Annual Report for a more detailed discussion.

For the year ended December 31, 2024, net cash provided by financing activities amounted to $59.6 million, mainly relating to (i) $50.0 million of gross proceeds following the issuance of additional Series D Preferred Shares to Toro, (ii) $100.0 million proceeds related to the Toro Term Loan Facility, as offset by (iii) $86.9 million consisting of period scheduled principal repayments under our existing credit facilities, early prepayments due to sale of vessels and voluntary prepayments, (iv) $2.5 million of dividends paid relating to Series D Preferred Shares and (v) $1.1 million for the repurchase of warrants. Please also refer to Notes 4, 12 and 15 to our audited consolidated financial statements included elsewhere in this Annual Report for a more detailed discussion.

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

Furthermore, the Company’s business could be adversely affected by the risks related to the conflicts in Ukraine and Gaza and the severe worsening of Russia’s relations with Western economies, along with escalating tariff disputes that have created significant uncertainty in global markets, including increased volatility in the prices of certain of the commodities and products which our vessels transport, such as grain, shifts in the trading patterns and transit routes for such products which may continue into the future. The 2023 Israel–Hamas war and subsequent missile attacks by the Houthis in the Red Sea have led vessels to divert via the Cape of Good Hope, which had a modestly positive impact on the dry bulk market by reducing supply. While the cease-fire declared on January 15, 2025 eased tensions in the region, attacks resumed in March 2025 and the future direction of the conflict remains highly uncertain and may continue to pose a significant safety hazard for vessels transiting the Red Sea. The instability in Venezuela and the outbreak of war in Iran, including restrictions on transit of ships through the Strait of Hormuz, has and may continue to disrupt the supply of energy. Finally, potential trade tariffs from the new U.S. administration could pose risks for our dry bulk and container vessels business. The administration’s proposed tariffs lead to higher import costs and trade imbalances. These tariffs may affect shipping volumes, routes, and demand patterns, potentially impacting the dry bulk market. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.” for further details.

We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows or operating results and these events could have a material adverse effect on any of the foregoing.

Furthermore, during 2024 and 2025, a number of economies worldwide experienced a slowdown in the rate of economic growth and some continued to observe inflationary pressures. For further information, see “Item 3. Key Information—D. Risk Factors—We are exposed to fluctuating demand, supply and prices for commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by changes in the demand for such commodities and/or products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” In particular, inflation has proven stickier in parts of the global economy and above the inflation targets set by central banks in the United States of America, the United Kingdom and the Eurozone. Inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures or tariffs imposed by the United States, and retaliatory tariffs from other nations, including China, may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.

The results of operations of the asset management business depend primarily on the management and transaction fees as well as future returns from co-investments. The amount of management and transaction fees will be subject to our ability to maintain existing assets under management, to originate new investment projects and to raise equity and debt capital to fund such projects, which is affected by financial market conditions and global economic conditions. Whilst MPC Capital has been successful in developing assets under management, there can be no assurance as to the future development of assets under management, management fees and transaction fees, which may have a material adverse effect on MPC Capital’s future growth potential and profitability. In addition, future returns on our co-investment participations in investment projects are uncertain and subject to various factors including, but not limited to, economic and market risks in the underlying industries, operational performance risks of the assets invested in, legal and regulatory risks and tax risks. Economic and market risks related to our minority investments include, but are not limited to, risks related to the container shipping and broader maritime industries such as changes in shipping demand and freight rates, potential disruptions or security incidents in key international maritime corridors (including but not limited to the Red Sea), shifts in global trade flows, macroeconomic downturns, and changes in trade policy or trade barriers, any of which could adversely impact investment performance.

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

Vessel Impairment

The Company reviews for impairment on its held and used vessels whenever events or changes in circumstances (such as market conditions, obsolescence of or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the vessels may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, including the value of unamortized dry-docking costs and the value of any related intangible assets and/or liabilities, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

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

As of December 31, 2024, the charter-free market value of all our vessels exceeded their carrying value. Thus, no undiscounted cash flow test was deemed necessary to be performed for any of our vessels. Therefore, for the year ended December 31, 2024, this is not considered a critical accounting estimate.

The table below specifies the carrying value of our vessels as of December 31, 2025 and identifies using an “*” vessels that had a charter-free market value below their carrying value.

 As of December 31, 2025, the aggregate carrying value, including, where applicable, the value of related intangible assets, of the M/V Magic Celeste was $0.3 million more than its fair market value, based on broker quotes. This difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income as of December 31, 2025 if we sold that vessel on industry standard terms in cash transactions to a willing buyer in circumstances where we are not under any compulsion to sell and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessel would be sold at a price that reflects our estimate of its current basic market value as at December 31, 2025.

Vessels	Date acquired	Carrying value as of December 31, 2025 (in millions of United States dollars)
M/V Magic P	02/21/2017	$6.3
M/V Magic Thunder	04/13/2021	$13.3
M/V Magic Starlight	05/23/2021	$20.3
M/V Magic Pluto	08/06/2021	$17.2
M/V Magic Perseus	08/09/2021	$17.9
M/V Magic Mars	09/20/2021	$18.2
M/V Magic Celeste	08/16/2024	$25.3	*
M/V Magic Ariel	10/09/2024	$29.8
M/V Raphaela	10/03/2024	$14.3
Total		$162.6

*
Indicates vessel for which we believe that, as of December 31, 2025, its carrying value, including, where applicable, the value of related intangible assets, exceeded its charter-free market value. As discussed below, we believe that the carrying value of this vessel as of December 31, 2025, was recoverable as the future undiscounted operating cash flows of this vessel exceeded its carrying value including, where applicable, the value of related intangible assets.

As of December 31, 2025, for the above indicated vessel, we performed an impairment analysis, in which we made estimates and assumptions relating to determining the future undiscounted operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days;

•	estimated vessel operating expenses and voyage expenses;

•	estimated dry-docking expenditures;

•
an estimated gross daily charter rate for the unfixed days (based on the ten-year average of the historical six-months and one-year time charter rates) over the remaining economic life of the vessel, excluding estimated days of scheduled off-hires and net of estimated commissions;

•	residual value of vessel;

•	commercial and technical management fees;

•	an estimated utilization rate; and

•	the remaining estimated life of our vessel, consistent with the one used in our depreciation calculations.

The net future undiscounted operating cash flows are then compared with the vessels’ net book value plus estimated unamortized dry-docking costs and the unamortized portion of any intangible asset and/or liability. In the event that the future undiscounted operating cash flows are less than the carrying value of the vessels and the associated  unamortized dry-docking cost and intangible asset and/or liability, if any, then the vessel is written down to its fair value and an impairment loss is recorded.

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

The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2025, we would begin recording impairment loss on this vessel, if time charter declines by 11% from its ten-year historical average.

Based on the above assumptions, we determined that the future undiscounted operating cash flows supported the above vessel carrying amount as of December 31, 2025.

Impairment of Goodwill

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

The Company recognized goodwill primarily in connection with the acquisition of MPC Capital in late December 2024. The goodwill recognized represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, knowledge base, expected operational synergies, continued innovation and non-contractual relationships with customers and business partners. The goodwill attributable to the MPC Capital segment (i.e., the asset management segment) reflects the premium paid by the Company over the fair value of the identifiable net assets of MPC Capital and is primarily associated with the expected benefits derived from MPC Capital’s position as an established maritime and infrastructure asset management platform.

Goodwill is not amortized but is tested for impairment at least annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount of the reporting unit may not be recoverable. Such events or circumstances may include significant adverse changes in general economic conditions, financial markets or the maritime and infrastructure asset management sectors, deterioration in operating performance of the reporting unit, significant changes in expected future cash flows, loss of significant customers or contracts, or changes in management’s strategic plans.

The Company evaluates goodwill for impairment using either a qualitative or quantitative approach. Under the qualitative approach, management assesses various factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

These qualitative factors may include, among others:

•	macroeconomic conditions and capital market developments;

•	industry and market conditions affecting maritime asset management and shipping markets;

•	changes in the competitive environment or regulatory framework;

•	overall financial performance of the reporting unit;

•	trends in revenues, operating margins and cash flows;

•	changes in key management personnel or strategic direction; and

•	changes in the Company’s market capitalization relative to its consolidated net assets.

If, based on the qualitative assessment, management determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if management cannot conclude that the fair value of the reporting unit substantially exceeds its carrying value, the Company performs a quantitative goodwill impairment test.

The quantitative impairment test compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess, limited to the carrying value of goodwill.

The determination of the fair value of the reporting unit requires the use of significant estimates and assumptions. The Company estimates the fair value of the reporting unit primarily using a discounted cash flow methodology, supplemented, where appropriate, by market-based valuation approaches, including for co-investment positions. The discounted cash flow model requires management to make significant estimates regarding future operating performance and economic conditions.

The most significant assumptions used in the valuation include:

•	projected revenues from maritime and infrastructure asset management activities;

•	expected management and performance fee income from managed assets;

•	expected operating margins and cost structures;

•	projected capital expenditures and working capital requirements;

•	long-term growth rates reflecting expected market conditions; and

•	the discount rate applied to projected cash flows, which reflects the reporting unit’s weighted average cost of capital.

These valuation techniques require management to exercise considerable judgment in estimating future financial performance and selecting appropriate valuation parameters. Changes in any of these assumptions could materially affect the estimated fair value of the reporting unit and could result in the recognition of goodwill impairment in future periods. The goodwill impairment assessment therefore involves significant estimation uncertainty, which arises primarily from the following sources:

•
Cyclicality and structural shifts in maritime asset management: The maritime transportation and infrastructure sectors are subject to cyclical demand patterns, geopolitical developments, regulatory change, and structural shifts in global trade flows. These factors introduce material uncertainty into medium- and long-term revenue and margin forecasts as well as into the value of the reporting unit’s co-investment exposure.

•
Management fee and transaction fee variability: A significant portion of the reporting unit’s projected revenues depends on the level of assets under management (AuM). AuM levels are sensitive to capital market conditions, investor sentiment and the ability to raise new funds, all of which are inherently uncertain.

•
Discount rate sensitivity: The discount rate applied in the discounted cashflow (DCF) model represents the weighted average cost of capital (WACC) of the reporting unit. The WACC is derived from capital market inputs, including risk-free rates, equity risk premia and company-specific risk adjustments, all of which are subject to significant volatility. Modest changes in the discount rate can materially impact fair value estimates.

•
Subjectivity of long-term growth rate: The terminal/long-term growth rate assumption, which has an outsized effect on DCF-derived fair values, reflects management’s expectation of sustainable industry growth. This assumption is inherently uncertain and difficult to corroborate using observable market data.

The goodwill impairment analysis is particularly sensitive to changes in projected revenue growth, operating margins and the discount rate used to calculate the present value of future cash flows. Adverse developments in the maritime transportation and infrastructure markets, a decline in assets under management, reduced management fee income or an increase in the discount rate due to changes in capital market conditions could negatively affect the estimated fair value of the reporting unit.

The following table sets out the estimated impact on the fair value of the reporting unit resulting from possible changes in each key assumption in isolation, holding all other assumptions constant.

Key Assumption	Change Applied	Impact on Fair Value ($m)	Impairment Requirement ($m)
Discount Rate (WACC)	+1.0 percentage point	(15.4)	0
	−1.0 percentage point	22.4	0
Long-term Revenue Growth Rate	+1.0 percentage point	18.2	0
	−1.0 percentage point	(12.5)	0
Long-term EBITDA Margin	+1.0 percentage point	9.1	0
	−1.0 percentage point	(9.1)	0

Although management believes that the assumptions used in the goodwill impairment analysis are reasonable and consistent with available market data and historical performance, these assumptions are inherently uncertain and involve significant judgment. There can be no assurance that the assumptions used in the analysis will prove to be accurate or that future events will not differ materially from those assumed.

As the acquisition of MPC Capital was completed in late December 2024, the annual goodwill impairment test performed as at December 31, 2025 represents the first such assessment undertaken by the Company. Accordingly, there is no prior period estimate against which changes in assumptions or carrying amounts can be compared.

As of December 31, 2025, the Company performed its annual goodwill impairment assessment and determined that the estimated fair value of the reporting unit exceeded its carrying amount. Accordingly, no goodwill impairment charge was recorded for the year ended December 31, 2025. However, if future operating results or market conditions differ from current estimates, the Company may be required to recognize goodwill impairment charges in future periods.

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

Name	Age	Position
Petros Panagiotidis	36	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Dionysios Makris	45	Secretary and Class B Director
Angelos Rounick Platanias(1)	36	Class A Director

(1)	Mr. Angelos Rounick Platanias was appointed as a Class A Director on February 11, 2025 to serve until the next scheduled election for Class A Directors.

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.

Petros Panagiotidis, Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director

Petros Panagiotidis is the founder of Castor. He has been serving as Chairman of our Board, Chief Executive Officer and Chief Financial Officer since our inception in 2017, and he played a key role in our successful listing on the Nasdaq Capital Market in February 2019. With his expertise in shipping and extensive experience in capital markets, he navigates our strategic path and overall management, driving operational excellence and ensuring sustainable growth. Additionally, Mr. Panagiotidis holds the positions of Chairman and Chief Executive Officer at the Nasdaq-listed company Toro Corp., since March 2023. He also holds the same positions at Robin Energy Ltd., another Nasdaq-listed company, since April 2025. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023, Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.

Dionysios Makris, Secretary and Class B Director

Dionysios Makris has been a non-executive member and Secretary of our Board since our establishment in September 2017 and currently serves as a member of our Audit Committee. Additionally, Mr. Makris is serving as a member of the Audit Committee and Class B Director of Robin Energy Ltd. He is a lawyer and has been a member of the Athens Bar Association since September 2005. He is currently based in Piraeus, Greece and is licensed to practice law before the Supreme Court of Greece. He practices mainly shipping and commercial law and is involved in both litigation and transactional practice. He holds a Bachelor of Laws degree from the Law School of the University of Athens, Greece and a Master of Arts degree in International Relations from the University of Warwick, United Kingdom.

Angelos Rounick Platanias, Class A Director

Angelos Rounick Platanias has been a non-executive member of our Board and has been serving as the chairman of our Audit Committee since February 11, 2025. Additionally, Mr. Rounick Platanias is serving as a member of the Audit Committee and Class B Director of Toro Corp. Mr. Rounick Platanias is currently employed as Senior Director of Development at NextEra Energy Resources, a diversified clean energy company with an emphasis on power generation and a major producer of wind and solar energy globally and has gained experience across various energy sectors, including oil and gas and power. Prior to his current role, Mr. Rounick Platanias was employed by McKinsey & Co. as a strategy and operations consultant with a focus on clients in global energy markets. He holds a Master’s degree in Energy Trade and Finance, from the Costas Grammenos Center for Shipping Trade and Finance at London’s Bayes Business School, as well as a Bachelor’s degree in Robotics Engineering from Worcester Polytechnic Institute.

B.	COMPENSATION

The services rendered by our Chairman, Chief Executive Officer and Chief Financial Officer for the year ended December 31, 2025, are included in the Amended and Restated Master Management Agreement with Castor Ships described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. For the year ended December 31, 2025, we paid our non-executive directors fees in the aggregate amount of $96,000 per annum, or $48,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Additionally, we pay the Chairman of the Company’s Audit Committee fees amounting to $20,000 per annum and any member of the Company’s Audit Committee fees amounting to $10,000 per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer and Chief Financial Officer, who also serves as our director, does not receive any compensation for his services.

C.	BOARD PRACTICES

Our Board currently consists of three directors who are elected annually on a staggered basis. Each director elected holds office until the third succeeding annual general meeting from their election and until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At our annual meeting of shareholders held on September 12, 2025, our shareholders re-elected our Class B director to serve until the annual meeting of shareholders to be held in 2028. The term of office of our Class C director expires at the annual meeting of shareholders to be held in 2026, and the term of office of our Class A director expires at the annual meeting of shareholders to be held in 2027. Officers are appointed from time to time by our Board and hold office until a successor is appointed. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.

Our audit committee is currently comprised of our independent directors, Mr. Dionysios Makris, and Mr. Angelos Rounick Platanias (since February 11, 2025). Our Board has determined that the members of the audit committee, in 2025 and in its current composition, meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules. Our Board has determined that Mr. Angelos Rounick Platanias is the “Audit Committee Financial Expert” under the Commission’s rules and the corporate governance rules of the Nasdaq Stock Market. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems. Our audit committee is also responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee.

D.	EMPLOYEES

As of December 31, 2025 and 2024, we had 123 and 155 employees, respectively. Our vessels are commercially and technically managed by Castor Ships. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services.”

E.	SHARE OWNERSHIP

With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions”. Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B Preferred Shares and Series D Preferred Shares relative to the rights of holders of our common shares.

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

The percentage of beneficial ownership of common shares is based on 9,662,354 common shares outstanding as of the date of this Annual Report.

Name of Beneficial Owner	No. of Common Shares	Percentage
Thalassa Investment Co. (1)	11,240	0.12%
Executive Officers and Directors(2)
Petros Panagiotidis	-	-
Dionysios Makris	-	-
Angelos Rounick Platanias	-	-

(1)
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

(2)	No member of our Board of Directors or executive officer individually, nor all of them taken as a group, beneficially owns more than 1% of our outstanding common shares.

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

From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. Related party transactions are subject to review and approval of a special committee composed solely of independent members of our Board.

Management, Commercial and Administrative Services

Castor Ships

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, under the terms of an amended and restated master management agreement entered into between Castor, Castor’s ship-owning subsidiaries and Castor Ships effective July 1, 2022 (and as amended or supplemented from time to time, the “Amended and Restated Master Management Agreement”). The following is a summary of the Amended and Restated Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this Annual Report. Refer to Note 4 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages our business overall and provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships is generally not liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crew of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Amended and Restated Master Management Agreement, our ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

In exchange for the provided services, until June 30, 2024, Castor Ships charged and collected (i) a flat quarterly management fee for the management and administration of our business (the “Flat Management Fee”), (ii) a daily management fee per containership and dry bulk vessel, and, a daily management fee per tanker vessel (of $975 until March 6, 2023) (collectively, the “Ship Management Fees”) for the provision of ship management services provided under the Ship Management Agreements, (iii) a commission of 1.25% on all gross income received from the operation of its vessels, and (iv) a commission of 1% on each consummated vessel sale and purchase transaction.

In addition, certain of our vessels were historically subject to co-management arrangements with Pavimar S.A. (“Pavimar”), as further described below. Until the termination of the ship management agreements between the Company and Pavimar, Pavimar was paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships was paid the residual amount of $325 (before the inflation adjustment) or $386, effective July 1, 2023, or $417, effective July 1, 2024. As of December 31, 2025, all ship management agreements between the Company and Pavimar have been terminated.

Effective July 1, 2024, in lieu of the previously applicable commission structure and in addition to the Ship Management Fees and Flat Management Fee, Castor Ships charged and collected (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels, on all gross income received by our ship owning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.

Effective July 1, 2025, in lieu of the previously applicable commission structure and in addition to the Ship Management Fees and Flat Management Fee,  Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels, on all gross income received by our ship owning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt),  or (b) the shares of a ship-owning entity owning vessel(s), or (c) shares and/or other securities(including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by us including, without limitation, any equity, debt or loan transactions, operating leasing transactions,  stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof. Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to our vessels.

Under the terms of the Amended and Restated Master Management Agreement, the Ship Management Fees and Flat Management Fee are adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. As a result of the inflation adjustments, (i) effective July 1, 2023, the daily Ship Management Fees increased from $925 per vessel to $986 per vessel and the quarterly Flat Management Fee increased from $0.75 million to $0.8 million, (ii) effective July 1, 2024, the daily Ship Management Fees increased to $1,017 per vessel and the quarterly Flat Management Fee to $0.82 million, and (iii) effective July 1, 2025, the daily Ship Management Fees increased to $1,044 per vessel and the quarterly Flat Management Fee to $0.85 million.

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by us or is terminated by Castor Ships due to a material breach of  its provisions by us or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of our assets or changes in key personnel such as our current directors or Chief Executive Officer), Castor Ships is  entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under the Ship Management Agreements.

Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. For any vessels for which Castor Ships has sub-contracted some aspects of the management services, Castor Ships pays, at its own expense, a fee for such services, without burdening us with any additional cost. In late January 2023, Castor Ships subcontracted the technical management of our containerships, M/V Ariana A and M/V Gabriela A, from Pavimar to a third-party ship management company. As of December 31, 2025, Castor Ships performs exclusively the commercial and technical management of our entire fleet, while certain aspects of the management of a number of our  vessels are subcontracted to related or third-party managers.

Pavimar

With effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar provided, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries (except the subsidiaries that own the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 (the date of their delivery to the Company) and December 18, 2024, respectively) with the same range of technical management services it provided prior to our entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel. Pavimar also performed the technical management of the containerships M/V Ariana A and M/V Gabriela A as sub-manager for Castor Ships from their date of acquisition up to January 2023. As of December 31, 2025, all ship management agreements between the Company and Pavimar have been terminated.

The Spin-Off Resolutions

On November 15, 2022 and December 30, 2022, in connection with the Spin-Off, our Board of Directors resolved with effect from the completion of the Spin-Off, among other things, (i) to focus our efforts on our current business of dry bulk shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, and Chief Financial Officer and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. This does not preclude us, however, from pursuing opportunities outside of the dry bulk shipping business if in the future our Board determines to do so. For example, we entered the containership shipping industry in the fourth quarter of 2022 with the purchase of two containerships. Nevertheless, focusing our operations on the industries we currently operate in may reduce the scope of opportunities we may exploit.

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

Investment in Toro

In connection with the Spin-Off, Toro issued 140,000 Toro Series A Preferred Shares to Castor. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s board of directors’ approval. For each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Toro Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3, provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. As of December 31, 2024, Toro paid to Castor a dividend amounting to $1.4 million on the Toro Series A Preferred Shares for the period from October 14, 2023 to October 14, 2024 and the accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $0.3 million. As of December 31, 2025, Toro paid to Castor a dividend amounting to $1.4 million on the Toro Series A Preferred Shares for the period from October 14, 2024 to October 14, 2025 and the accrued amount for the period from October 15, 2025 to December 31, 2025 (included in the dividend period ended January 14, 2026) amounted to $0.3 million.

The Toro Series A Preferred Shares do not have voting rights. The Toro Series A Preferred Shares are convertible into common shares at the Company’s option commencing upon the fourth anniversary of the issue date (following amendment on December 23, 2025, as discussed below) until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the distribution date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion, provided, that, in no event shall the conversion price be less than $2.50. In connection with the Spin-Off, we obtained certain registration rights in connection with the Toro Series A Preferred Shares, as described under “—Contribution and Spin-Off Distribution Agreement.”

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

The distribution rate on the Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any annual dividend period. Dividends on the Series D Preferred Shares are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to approval by the Board. The first payment date occurred on October 16, 2023 and we paid a dividend on the Series D Preferred Shares to Toro amounting to $0.5 million. During the year ended December 31, 2024, we paid to Toro a dividend amounting to $2.5 million on the Series D Preferred Shares. During the year ended December 31, 2025, we paid to Toro a dividend amounting to $4.6 million on the Series D Preferred Shares.

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

On December 23, 2025, Castor and Toro agreed to amend the terms of (i) the Castor Series D Preferred Shares held by a wholly owned subsidiary of Toro, and (ii) the Toro Series A Preferred Shares, held by a wholly owned subsidiary of Castor, in each case to extend the initial conversion date by one-year, to January 1, 2027 in the case of the Castor Series D Preferred Shares and March 7, 2027 in the case of the Toro Series A Preferred Shares.

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series D Preferred Shares” for a full description of the Series D Preferred Shares.

These transactions and their terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of disinterested and independent directors, which negotiated the transaction and its terms.

Issuance of Series E Preferred Shares and Dividends to Toro

On September 29, 2025, Castor entered into a share purchase agreement with Toro (the “Series E Purchase Agreement”) pursuant to which we agreed to issue and sell, and Toro has agreed to purchase, for an aggregate consideration of $60.0 million in cash, 60,000 Series E Preferred Shares. The 60,000 Series E Preferred Shares were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The distribution rate on the Series E Preferred Shares was 8.75% per annum. Dividends on the Series E Preferred Shares were payable quarterly in arrears on the 15th day of January, April, July and October in each year, beginning on October 15, 2025, subject to approval by the Board.

On October 13, 2025, Castor and Toro agreed to the full redemption of the Series E Preferred Shares on such date for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions. Following their full redemption, such Series E Preferred Shares were cancelled and are no longer outstanding.

During the year ended December 31, 2025, we paid to Toro a dividend amounting to $0.3 million on the Series E Preferred Shares.

This transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective independent committees of disinterested and independent directors who negotiated the transaction.

Loan Facility Agreement of $100 million from Toro

On December 11, 2024, Castor entered into the Term Loan, a facility agreement with Toro to receive a $100 million senior term loan facility from Toro, which was drawn down on the same date. The Term Loan had a tenor of 5 years, bore interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, was guaranteed by ten ship-owning subsidiaries of Castor and was payable in (a) twenty (20) consecutive quarterly installments, each of $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan was secured by first priority mortgages and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. Pursuant to the terms of this facility, Castor was also subject to certain negative covenants customary for facilities of this type, which could be waived in Toro’s sole discretion.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms.

On March 24, 2025, March 31, 2025 and on April 29, 2025, we performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000, and $14,000,000 respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, we prepaid in full the amount of $36,000,000 remaining outstanding on that date.

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

Asset Management Segment

MPC Container Ships ASA

As of December 31, 2025, MPC Capital holds around 13.7% of the shares in MPC Container Ships ASA, indirectly through MPC CSI GmbH, Hamburg. During the second quarter of 2025, Castor’s indirect subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, acquired 3.44% shares in MPCC, resulting in MPC Capital and its affiliated entities, collectively increasing their holding of total shares and voting rights in MPCC. MPC Container Ships ASA is an equity method investment and – together with its subsidiaries – is considered a related party of the Company. MPC Capital and its subsidiaries provide corporate management and commercial ship management services to MPC Container Ships ASA and its subsidiaries.

The outstanding amounts for MPC Container Ships ASA exclusively relate to receivables for services rendered, are included in due from related parties in the accompanying consolidated balance sheet included in this Annual Report, and amount to $202,274 and $333,063 as of December 31, 2024 and 2025, respectively.

MPC Energy Solutions NV

MPC Capital holds around 20.5% of the shares in MPC Energy Solutions NV as of December 31, 2025. MPC Energy Solutions NV is an equity method investment and – together with its subsidiaries – is considered a related party of the Company. The Company provides corporate management and asset management services to MPC Energy Solutions NV and its subsidiaries.

The outstanding amounts from service performed for MPC Energy Solutions NV and its subsidiaries, included in due from related parties in the accompanying consolidated balance sheets included in this Annual Report, amount to $777,997 and $73,521 as of December 31, 2024 and 2025, respectively.

MPC Caribbean Clean Energy Limited

MPC Capital holds around 22.2% of the shares in MPC Caribbean Clean Energy Limited as of December 31, 2025. MPC Caribbean Clean Energy Limited is an equity method investment and – together with its subsidiaries – is considered a related party of the Company. The Company acts as a fund manager to MPC Caribbean Clean Energy Limited and its subsidiaries.

The outstanding amounts from services performed for MPC Caribbean Clean Energy Limited and its subsidiaries, included in due from related parties in the accompanying consolidated balance sheet included in this Annual Report, amount to $523,304 and $48,219 as of December 31, 2024 and 2025, respectively.

Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG

MPC Capital holds 50% of the shares in Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, Hamburg. Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, provides technical ship management, is a joint venture of the Company and – together with its subsidiaries – is considered a related party of the Company.

The outstanding amounts due from Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG relate to financing provided by MPC Capital in the amount of $0 and $1,764,465 as of December 31, 2024 and 2025 respectively and other receivables in the amount of $0 and $9,506 as of December 31, 2024 and 2025, respectively, included in due from related parties in the accompanying consolidated balance sheet.

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

In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of our Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have at least substantially identical rights and preferences to our Series B Preferred Shares and will be issued pro rata to holder(s) of the Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of the Series B Preferred Shares.

Dividends on our Series D Preferred Shares accrue and are cumulative from their issue date and are payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2023, assuming dividends have been declared by our Board or any authorized committee thereof out of legally available funds for such purpose. From, and including, their issue date, the dividend rate for the Series D Preferred Shares will be 5.00% per annum of the stated amount of $1,000 per share. For each dividend period commencing on and from the seventh anniversary of August 7, 2023, the rate shall be the annual dividend rate in effect for the prior dividend period multiplied by a factor of 1.3, provided that such dividend rate cannot exceed 20% per annum. The rights of the holders of our Series D Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series D Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions. We may redeem the Series D Preferred Shares (i) in whole or in part, at any time and from time to time on or after the fifth anniversary of August 7, 2023 (the issue date of the Series D Preferred Shares), at a cash redemption price equal to 105% of the stated amount and (ii) in whole but not in part, if at any time the number of shares of the Series outstanding is 30,000 shares or less, at a cash redemption price equal to 100% of the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed descriptions of the Series D Preferred Shares.

On September 29, 2025, the Company agreed to issue 60,000 Series E Cumulative Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”) having a stated amount of $1,000 each to Toro for a total consideration of $60.0 million in cash and the distribution rate of the Series E Preferred Shares was 8.75%, paid quarterly. On October 13, 2025, Castor and Toro agreed to the full redemption of the Series E Preferred Shares on such date for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions.

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

Any dividends paid by us may be treated as ordinary income to a U.S. shareholder. Please see the section entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—U.S. Federal Income Taxation of U.S. Holders—Distributions” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

In 2025, we did not pay any dividends to our shareholders, excluding the dividend paid to Toro amounting to $4.9 million in connection to the Series D Preferred Shares and Series E Preferred Shares.

B.	SIGNIFICANT CHANGES

There have been no significant changes since the date of the consolidated financial statements included in this Annual Report, other than those described in Note 28 to the consolidated financial statements included elsewhere in this Annual Report.

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

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 1,950,000,000 common shares, par value $0.001 per share, of which 9,662,354 common shares were issued and outstanding as of April 15, 2026, and 50,000,000 preferred shares, par value $0.001 per share, of which 12,000 Series B Preferred Shares and 100,000 Series D Preferred Shares were issued and outstanding as of the same date.

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

Description of Series D Preferred Shares

On August 7, 2023, we entered into the Series D Purchase Agreement, pursuant to which we agreed to issue 50,000 newly designated Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share. On December 12, 2024, we agreed to issue additional 50,000 Series D Preferred Shares. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Issuance of Series D Preferred Shares and Dividends to Toro” for further details regarding this transaction. The Series D Preferred Shares have the following characteristics:

•
Conversion. The Series D Preferred Shares are convertible, at their holder’s option, to common shares after January 1, 2027 (as amended) and at any time thereafter. The conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $7.00 and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price is subject to certain adjustments, including due to a stock dividend, subdivision, split or combination (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split discussed in this Annual Report. Notwithstanding any adjustments, the minimum conversion price is $0.30 per common share. The Series D Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

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

Stockholders Rights Agreement

On November 21, 2017, our Board declared a dividend of one preferred share purchase right (a “Right” or the “Rights”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of November 20, 2017 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The Rights entitle the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Shares (as defined in the Stockholders Rights Agreement) and become exercisable 10 days after a public announcement that a person or group has obtained beneficial ownership of 15% or more of our outstanding shares. See Exhibit 2.2 (Description of Securities) for a full description of the Stockholders Rights Agreement. As of December 31, 2025, 9,662,354 Rights were issued and outstanding in connection with our common shares.

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

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% tax on our USSGTI if we meet either the 50% Ownership Test or the Publicly Traded Test.

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

Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock, which we refer to as the “5% Override Rule.” When more than 50% of the shares are owned by 5% shareholders, then we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of stock are a sufficient number of shares in that block to prevent nonqualified shareholders in the closely held block from owning 50 percent or more of the stock.

We believe our ownership structure meets the intent and purpose of the Publicly Traded Test and the tax policy behind it, even if it does not literally meet the vote and value requirements. In our case, there is no closely-held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because qualified shareholders control the non-traded voting stock. However, we expect that we would have satisfied the Publicly Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly-traded company unless it is more than 50% owned, by vote or value, by nonqualified 5% shareholders. In that respect, we believe our stock structure, when considered by the U.S. Department of the Treasury in light of the Publicly Traded Test enunciated in the regulations, should be accepted as satisfying the exemption. Accordingly, beginning with our 2020 taxable year and going forward, we intend to take the position that we qualify for the benefits of Section 883. In this regard, we filed a petition with the U.S. Department of the Treasury to change the Publicly Traded Test in such a way that our stock structure would qualify us for the exemption. There can be no assurance that our petition will be successful.  Based on the current wording of the relevant regulations, our particular stock structure does not satisfy the Publicly Traded Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

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

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds our common shares, the United States federal income tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

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

Based on our current assets and activities, we do not believe that we will be a PFIC for the current or subsequent taxable years.  Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities and pool arrangements of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, particularly, the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

Moreover, for purposes of the PFIC “asset” test described above, we are relying on the application of certain “look-through” rules, taking into account certain intercompany items (including our interest in Toro and indirect interest in Robin).  The application of these rules can be complex and can depend on facts that may change in the future.  In particular, our conclusion that we do not expect to be a PFIC for our 2025 taxable year depends, in-part, on our determination each of the Toro Series A Preferred Shares and Robin Series A Preferred Shares represent more than 25% of the value of Toro’s and Robin’s stock, respectively. We have made this determination based on an independent valuation analysis.

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

Under the Default PFIC Regime:

o	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

o	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

o
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

o	Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “—Distributions.”

o
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

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion of our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in SOFR, which is the relevant reference rate under our credit facilities. Increasing interest rates could increase our interest expense and adversely impact our future results of operations. As of December 31, 2025, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $64.0 million. Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase in SOFR of 1% would have decreased our net income in the years ended December 31, 2024 and 2025 by $0.5 million and $0.8 million, respectively, based upon our floating interest-bearing average debt levels during 2024 and 2025. We expect our sensitivity to interest rate changes to increase in the future as we enter into additional debt agreements in connection with vessel acquisitions.

Foreign Currency Exchange Rate Risk

We generate all of our vessels revenue in U.S. dollars and 67% of our revenue from services in U.S. dollars. However, we incur a significant portion of our expenses in currencies other than the U.S. dollar, primarily the Euro. For the year ended December 31, 2025, approximately 6.2% of our vessels’ operating expenses, 82.6% of our cost of revenue from services and approximately 72.0% of our general and administrative expenses were denominated in foreign currencies. As of December 31, 2025, these non-U.S. dollar expenses represented 40.9% of our total revenues, a significant increase from 4.2% in the prior year, primarily attributable to the acquisition of MPC Capital. For the year ended December 31, 2025, the effect of a 1% adverse movement in the U.S. Dollar/Euro exchange rate would have resulted in an aggregate increase of approximately $331,719 to our general and administrative expenses, cost of revenue from services and total operating expenses. Consequently, our results of operations are subject to an increased risk from fluctuations in currency exchange rates. An adverse movement in the exchange rates of the Euro and other currencies against the U.S. dollar could have a material impact on our financial condition, results of operations and other comprehensive income (as the translation of the accounts of foreign subsidiaries with non-USD functional currencies and the resulting cumulative translation adjustments are recorded in Other Comprehensive Income (OCI) in the consolidated statements of comprehensive income and accumulated in Accumulated Other Comprehensive Income (AOCI) within equity). In addition to the income statement impact described above, a 1% adverse movement in the EUR/USD exchange rate as of December 31, 2025, would have resulted in an estimated reduction of approximately $0.3 million in shareholders’ equity through the cumulative translation adjustment recorded in other comprehensive income, reflecting the translation of MPC Capital’s EUR-denominated net assets. The portion of our business conducted in other currencies could increase in the future, which would further increase our exposure to losses arising from exchange rate fluctuations.

However, through our subsidiary, MPC Capital, we enter from time to time in forward and options agreement to hedge against foreign currency risks. As of December 31, 2025, the fair value of our outstanding derivatives was a net asset of $0.4 million.  In 2025, we recorded a net gain of $0.3 million on our derivatives, presented in other comprehensive income, in the consolidated financial statements included in this Annual Report.

Equity price risk

Due to the Company’s investments in listed equity securities carried at fair value, equity price fluctuations represent a market risk factor affecting the Company’s consolidated financial position. As of December 31, 2025, our investment in listed equity securities amounted to $27.8 million. The carrying values of investments subject to equity price risks are based on quoted market prices as of the balance sheet date. Market prices fluctuate, and the amount realized in the subsequent sale of an investment may differ significantly from the reported fair value.

The following table summarizes the Company’s equity price risks in securities recorded at fair value on a recurring basis as of December 31, 2025, and shows the effects of a hypothetical 25 percent increase and a 25 percent decrease in market prices.

(U.S. dollars)	Fair Value at December 31, 2025	Hypothetical Percentage Change	Estimated Fair Value After Hypothetical Price Change	Estimated Increase /(Decrease) in Net Income/(Loss) (1)
Equity securities at fair value	$27,759,775	25% increase	$34,699,719	$6,939,944
		25% decrease	$20,819,831	$(6,939,944)

(1)	Changes in unrealized gains and losses on listed equity securities at fair value are included in earnings in the consolidated statements of comprehensive income.

The following table summarizes the Company’s equity price risks in equity method investments recorded at fair value on a recurring basis as of December 31, 2025, and shows the effects of a hypothetical 25 percent increase and a 25 percent decrease in market prices.

(U.S. dollars)	Fair Value at December 31, 2024	Hypothetical Percentage Change	Estimated Fair Value After Hypothetical Price Change	Estimated Increase/ (Decrease) in Net Income/(Loss) (1)
MPC Container Ships	$133,674,134	25% increase	$167,092,667	$33,418,533
		25% decrease	100,255,601	(33,418,533)
MPC Energy Solution	$6,071,783	25% increase	$7,589,729	$1,517,946
		25% decrease	4,553,837	(1,517,946)
Total	$139,745,917	25% increase	174,682,396	34,936,479
		25% decrease	104,809,438	(34,936,479)

The selected hypothetical changes do not reflect what could be considered best- or worst-case scenarios. Results could be significantly different due to both the nature of markets and the concentration of the Company’s investment portfolio.

Inflation Risk

Inflation has not had a material effect on our expenses in the preceding fiscal year. Inflation continued to stabilize throughout 2025. At the end of 2025, the inflation rate in the eurozone and Germany was back down at around 2%, and slightly higher in the United States. Against a backdrop of declining inflation, central banks relaxed their restrictive monetary policy again.

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

As of December 31, 2025, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Based upon that evaluation, and in light of the material weakness in internal control over financial reporting described below relating to our majority owned subsidiary MPC Capital, our management concluded that, as of December 31, 2025, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were not effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

In our 2024 annual report filed with the SEC on May 14, 2025, as permitted by related SEC staff interpretive guidance for newly acquired businesses, we excluded from the scope of our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, the disclosure controls and procedures relating to MPC Capital and its subsidiaries, which was acquired in a business combination on December 16, 2024, which represented 39% of our consolidated total assets for the year ended December 31, 2024. For the year ended December 31, 2025, MPC Capital and its subsidiaries represented 42% of our consolidated total assets.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of our financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

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

As required by Rule 13a-15 under the Exchange Act, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 Framework”).

MATERIAL WEAKNESS IN INTERNAL CONTROL OVER FINANCIAL REPORTING

               A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of this Annual Report, management identified a material weakness in internal control over financial reporting related to a recently acquired subsidiary, MPC Capital, which had historically prepared and maintained its internal control documentation under a framework that is not consistent with the 2013 Framework, which is the framework adopted by the Company for purposes of management’s assessment of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act and the standards of the Public Company Accounting Oversight Board (PCAOB). Despite the remediation actions undertaken by the Company during the year, the Company did not adequately design and maintain effective controls over completeness, cut-off and accuracy related to the accounting for revenue recognition within this subsidiary. Revenue from services constitutes 43% of consolidated total revenues for the year ended December 31, 2025.

                Accordingly, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025.

               Notwithstanding this material weakness, management has not identified any material misstatements in the Company’s consolidated financial statements related to this matter.

   REMEDIATION OF MATERIAL WEAKNESS

              Over the course of the 2025 fiscal year, management took substantial measures to remediate this material weakness, focusing on formal control documentation (i.e., controls that are recorded in written policies, procedures, and control matrices), standardization, and integration of the acquired subsidiary’s internal control framework into the Group’s (as defined below)  control environment. This program was actively executed during the year, and management made significant progress in documenting and aligning key controls with Group policies and procedures. Castor Maritime Inc. and its consolidated subsidiaries are referred to herein collectively as the “Group”.

               As of December 31, 2025, the formal control documentation and evaluation of the design and operating effectiveness of certain controls over completeness, cut-off and accuracy related to the accounting for revenue recognition had not yet been fully completed. Accordingly, management did not yet have sufficient appropriate evidence to conclude on the effectiveness of these controls.

The Company continues to advance this program, including completion of formal control documentation and execution of control testing, supported by enhanced oversight from Group finance function.  While significant progress has been made, additional time is necessary to fully implement and demonstrate the effectiveness of the remediation initiatives. Management is committed to operating effective controls, and management continues to regularly assess the progress and sufficiency of the ongoing initiatives and make adjustments as and when necessary. The Company’s remediation efforts are also subject to ongoing Audit Committee oversight.  Management expects to continue the remaining phases of this program during the fiscal year 2026, to ensure the controls will be subject to sufficient testing to support a conclusion on their operating effectiveness.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of our registered public accounting firm because the Company is neither an accelerated filer nor a large accelerated filer, as such terms are defined under U.S. federal securities laws.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

             Except for the integration of the internal control over financial reporting of MPC Capital and remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Angelos Rounick Platanias, who serves as Chairman of the Audit Committee since February 11, 2025, qualifies as an “audit committee financial expert” under SEC rules, and that Mr. Angelos Rounick Platanias is “independent” under applicable Nasdaq rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

We adopted a code of conduct that applies to any of our employees, including our Chief Executive Officer and Chief Financial Officer. The code of conduct may be downloaded from our website (www.castormaritime.com). None of the information contained on, or that can be accessed through, the Company’s website is incorporated into or forms a part of this Annual Report. Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of conduct at no cost. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of our code of conduct, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2025, no such amendment was made, or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Aggregate fees billed to the Company for the years ended December 31, 2024, and 2025 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

	For the year ended
In U.S. dollars	December 31, 2024	December 31, 2025
Audit Fees	$238,674	$351,943

Audit-Related Fees

Not applicable.

Tax Fees

During 2024 and 2025, tax fees amounted to $8,000 and $962,751, respectively, representing fees for professional services provided in connection with various tax advisory services. The services mainly cover tax compliance, including the preparation of CIT, TT, VAT, and CFC filings, along with general tax advisory services for both German and U.S. entities.

All Other Fees

Not applicable.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

In 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

With regards to our asset management segment, responsibility for overseeing cybersecurity risks is integrated into the purview of the IT service provider, MPC IT Services GmbH (“MPC IT”). MPC IT is responsible for monitoring, detecting and assessing cybersecurity risks and incidents in our asset management segment. MPC IT maintains a robust cybersecurity infrastructure with centralized management of all client systems, ensuring streamlined oversight and consistent enforcement of security policies across the organization.

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

The financial information required by this Item is set forth on pages F-1 to F-84 filed as part of this Annual Report.

Pursuant to Rule 3-09 of Regulation-S-X, the consolidated financial statements of MPC Container Ships ASA, our equity method investee, as of December 31, 2025 and 2024, are incorporated in this Annual Report as Exhibit 15.1.

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

1.3	Bylaws of the Company incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

2.1	Form of Common Share Certificate incorporated by reference to Exhibit 99.2 of Amendment No. 2 to Form 8-A filed with the SEC on May 28, 2021.

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.3	Form of Common Share Purchase Warrant incorporated by reference to Exhibit 4.3 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

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

4.4
Amended and Restated Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of the Castor Maritime Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on December 12, 2024, incorporated by reference to Exhibit 4.4 of the Company’s annual report on Form 20-F filed with the SEC on May 14, 2025.

4.5
Certificate of Amendment to Amended and Restated Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of the Castor Maritime Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on December 29, 2025.

4.6
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of August 7, 2023, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

4.7
Exchange Agreement dated September 22, 2017, between the Company, Spetses Shipping Co., and the shareholders of Spetses Shipping Co., incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

4.8
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

4.10
Securities Purchase Agreement by and between the Company and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

4.11
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

4.15	Form of Memorandum of Agreement for Vessel Sale, incorporated by reference to Exhibit 4.23 of the Company’s annual report on Form 20-F filed with the SEC on February 29, 2024.

4.16*
Share Purchase Agreement for the Majority of Shares in MPC Munchmeyer Petersen Capital AG, dated as of December 12, 2024, incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F filed with the SEC on May 14, 2025.

4.17
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of December 12, 2024, incorporated by reference to Exhibit 99.1 of the Company’s report on Form 6-K furnished to the SEC on December 12, 2024.

4.18	Preferred Share Amendment Agreement by and between Castor Maritime Inc. and Toro Corp., dated December 23, 2025.

4.19
$50.0 Million Sustainability-Linked Senior Term Loan Facility, dated October 13, 2025, by and among Alpha Bank S,A., as lender, and Ariel Shipping Co., Mulan Shipping Co., Johnny Bravo Shipping Co. and Aladdin Shipping Co., as borrowers.

8.1	List of Subsidiaries.

11.1	Policies and Procedures to Detect and Prevent Insider Trading of Castor Maritime Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer and Chief Financial Officer.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Annual consolidated financial statements of MPC Container Ships ASA

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

CASTOR MARITIME INC.

/s/ Petros Panagiotidis	April 15, 2026
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Castor Maritime Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Castor Maritime Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, shareholders’ equity and mezzanine equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of BDO AG Wirtschaftsprüfungsgesellschaft, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of MPC Münchmeyer Petersen Capital AG  (a subsidiary), which financial statements reflect total assets constituting 39% and 42% of consolidated total assets as of December 31, 2024 and December 31, 2025, respectively, and total revenues constituting 2% and 43% of consolidated total revenues for the years ended December 31, 2024 and December 31, 2025, respectively.

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

Impairment of Vessels –  Future Charter Rates for a vessel with impairment indicators - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. As at December 31, 2025, one out of the nine vessels held for use, had an impairment indication.

If indicators of impairment exist for a vessel, the Company determines its recoverable amount by estimating the future undiscounted operating cash flows expected to be generated by the use of the vessel.  When the carrying value of the vessel exceeds its future undiscounted operating cash flows, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. The future undiscounted operating cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates are the most sensitive assumptions in the impairment test performed for the year ended December 31, 2025. The estimated future charter rates are based on the ten-year average (or less than ten years if appropriate data is not available), of the historical six to twelve months’ time charter rates available for each type of vessel, net of estimated commissions, over the remaining estimated economic life of each vessel, excluding estimated days of scheduled off-hires.

We identified the future charter rates for the vessel with impairment indicator used in the future undiscounted operating cash flows analysis as a critical audit matter because of the complex judgments made by management to estimate the future charter rates and the significant impact they have on future undiscounted operating cash flows expected to be generated over the remaining useful life of the vessel. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimate of the future charter rates used in the future undiscounted operating cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the future undiscounted operating cash flows included the following among others:

1.	Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.
2.
Evaluating the Company’s assumptions regarding future charter rates by comparing the future charter rates utilized in the future undiscounted operating cash flows to 1) the Company’s forecast 2) historical rate information for the vessel type published by a third-party broker and 3) other external market sources, including industry reports on prospective market outlook.

/s/ Deloitte Certified Public Accountants S.A.
April 15, 2026
Athens, Greece

We have served as the Company’s auditor since 2017.

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board
MPC Münchmeyer Petersen Capital AG
Hamburg, Germany
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MPC Münchmeyer Petersen Capital AG (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2025, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for the sixteen days period ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements” (not included herein)). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and the sixteen days period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Goodwill Impairment Assessment

As described in Note 2 and Note 6 to the consolidated financial statements, the Company’s goodwill balance as of December 31, 2025, amounted to USD 24,126,824. Goodwill is not amortized, rather, goodwill is evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired. The Company performs the qualitative assessment for goodwill impairment by determining the fair value of the related reporting unit measured based on the discounted cash flow method and relative market-based approaches. The annual impairment assessment of goodwill was performed as of December 31, 2025, resulting in no impairments.

We identified the goodwill impairment assessment as a critical audit matter. The principal considerations that led to the determination included especially complex auditor judgement in evaluating the appropriateness of (1) the selected valuation methodology, (2) the significant assumptions within the estimated future cashflows and (3) the derivation of the discount rate. Auditing these elements involved especially challenging and complex auditor judgment due to the nature and extent of audit effort required to address these matters, including involvement of personnel with specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included:

•
Evaluating the appropriateness of (1) the significant assumptions within the estimated future cashflow by verifying economic information through (i) reconciling the future estimated cash flows with the budget approved by Company management, (ii) performing a retrospective review through comparing prior period cash flow projections to historical results for the relevant periods, (iii) assessing the reasonableness of the projected cashflows including related growth rates based on current actual results and historical growth rates.

•
Utilizing personnel with specialized knowledge and skills in valuation techniques to assist in evaluating the appropriateness of (2) the selected valuation methodology, and (3) the derivation of the discount rate.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2011.

Frankfurt am Main, Germany

April 15, 2026

CASTOR MARITIME INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and December 31, 2025
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	December 31,
CURRENT ASSETS:	Note	2024	2025
Cash and cash equivalents		$87,896,786	$151,775,129
Accounts receivable trade, net		2,688,116	7,909,514
Due from related parties	4	6,393,625	13,155,509
Inventories		1,552,262	791,788
Prepaid expenses and other assets		3,773,218	3,407,988
Income tax receivable	25	11,844,503	15,514,617
Investment in equity securities	13	69,119,010	27,759,775
Investment in debt securities	14	—	554,924
Assets held for sale	4, 7	69,430,788	—
Accrued charter revenue		52,084	—
Derivative assets	16	1,107,832	545,630
Total current assets		253,858,224	221,414,874

NON-CURRENT ASSETS:
Vessels, net	7	200,443,193	156,496,033
Property, plant and equipment, net	9	1,994,191	34,658,519
Restricted cash	12	—	1,000,000
Due from related parties	4	3,504,667	2,893,839
Prepaid expenses and other assets		204,146	805,182
Deferred charges, net	5	2,205,544	6,066,454
Fair value of acquired time charters	6	119,733	—
Investment in related party	4(c)	117,560,467	117,521,579
Investment in debt securities, non current	14	—	750,000
Equity method investments	11	50,503,722	50,045,840
Equity method investments measured at fair value (related party)	11	115,455,048	139,745,917
Equity investments	16	4,661,658	9,932,222
Goodwill	2, 8	17,932,243	24,126,824
Intangible assets, net	10	19,323,603	21,173,403
Operating lease right-of-use assets	17	7,770,979	7,417,626
Deferred tax assets	25	1,839,503	2,599,327
Derivative assets	16	—	710,802
Total non-current assets		543,518,697	575,943,567

Total assets		$797,376,921	$797,358,441

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	12	1,053,156	5,637,620
Current portion of long-term debt, related party, net	4	9,970,623	—
Current portion of financial liabilities, net	12	—	1,548,990
Liabilities directly associated with assets held for sale	7	17,656,371	—
Accounts payable		2,127,051	3,714,698
Deferred revenue		578,452	827,210
Accrued liabilities (including $364,205 and $0 accrued interest to related party, respectively)	4	23,045,515	16,700,000
Due to related parties	4(d)	889,020	1,106,606
Derivative liabilities	16	1,389,542	185,327
Operating lease liabilities	17	1,049,167	1,203,769
Income tax payable	25	6,642,888	3,482,684
Total current liabilities		64,401,785	34,406,904

NON-CURRENT LIABILITIES:
Long-term debt, net	12	2,603,900	64,992,597
Long-term debt, related party	4	89,921,162	—
Long‐term financial liabilities, net	12	—	12,046,770
Other accrued liabilities		166,156	144,605
Operating lease liabilities	17	6,721,813	6,213,857
Deferred tax liabilities	25	8,096,383	10,596,230
Total non-current liabilities		107,509,414	93,994,059

Commitments and contingencies	18

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 100,000 issued and outstanding as of December 31, 2024 and December 31, 2025, aggregate liquidation preference of $100,000,000 as of December 31, 2024 and December 31, 2025		77,708,258	80,714,075
Total mezzanine equity	15	77,708,258	80,714,075

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2024 and December 31, 2025	15	9,662	9,662
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025	15	12	12
Additional paid-in capital	15	265,389,338	265,339,741
Retained earnings		228,527,153	239,452,780
Accumulated other comprehensive income / (loss)	15	(1,509,187)	20,628,512
Total Castor Maritime Inc. shareholders’ equity		492,416,978	525,430,707
Non-controlling interests	8, 15	55,340,486	62,812,696
Total shareholders’ equity		547,757,464	588,243,403
Total liabilities, mezzanine equity and shareholders’ equity		$797,376,921	$797,358,441

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2023, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2023	2024	2025
REVENUES:
Time charter revenues	6, 20	$97,515,511	$65,069,003	$42,180,126
Pool revenues	20	—	—	4,060,766
Total vessel revenues		97,515,511	65,069,003	46,240,892
Revenue from services (including $0, $381,778, $10,764,653 from related parties for the years ended December 31, 2023, 2024, and 2025, respectively)	4, 20	—	1,174,376	35,573,513
Total revenues		97,515,511	66,243,379	81,814,405

EXPENSES:
Voyage expenses (including $1,274,384, $1,170,615 and $1,566,628 to related parties for the years ended December 31, 2023, 2024, and 2025, respectively)	4,21	(5,052,228)	(4,248,856)	(4,078,667)
Vessel operating expenses	21	(41,913,628)	(26,188,773)	(19,140,916)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)	23	—	(1,117,476)	(22,116,441)
Management fees to related parties	4	(7,167,397)	(4,808,602)	(4,022,007)
Depreciation and amortization	5,7,9,10	(22,076,831)	(15,037,006)	(14,760,087)
Loss on vessels held for sale (including $0, $165,000 and $145,000 to related parties for the years ended December 31, 2023, 2024, and 2025, respectively)	7	—	(3,629,521)	(5,554,777)
(Provision) / recovery of provision for doubtful accounts		—	(4,823)	1,640,626
General and administrative expenses (including $3,099,000, $7,859,350 and $3,942,173 to related parties for the years ended December 31, 2023, 2024, and 2025, respectively)	4, 22	(5,681,371)	(13,343,878)	(19,429,796)
Net gain/ (loss)on sale of vessels (including $1,111,135, $2,069,012 and $699,205 to related parties for the years ended December 31, 2023, 2024, and 2025, respectively)	4, 7	6,383,858	19,298,394	(2,005,320)
Gain from a claim	18	—	1,418,096	—
Total expenses, net		(75,507,597)	(47,662,445)	(89,467,385)

Other operating income (expense):
Net gain on disposition of assets		—	158,440	309,680
Net loss from equity method investments	11	—	—	(326,123)
Net gain/ (loss) from equity method investments measured at fair value	11	—	2,687,236	(10,755,335)
Total other operating income (expense)		—	2,845,676	(10,771,778)

Operating income / (loss)		22,007,914	21,426,610	(18,424,758)

OTHER INCOME/(EXPENSES):
Interest and finance costs (including $0, $781,828 and $2,775,459 to related parties for the years ended December 31, 2023, 2024 and 2025, respectively)	4,12,24	(11,259,643)	(6,086,355)	(4,971,728)
Interest income		3,209,886	6,882,719	1,912,530
Dividend income from equity method investments measured at fair value (related party)	11	—	—	17,967,315
Foreign exchange losses		(92,745)	(161,142)	(420,370)
Dividend income on equity securities	13	1,312,222	6,692,418	3,415,291
Dividend income from related party	4	1,166,667	1,423,332	1,361,112
Other, net		—	—	4,692,704
Gain on debt securities	14	—	—	4,069
Gain / (loss) on equity securities	13	5,136,649	(14,738,660)	16,871,867
Total other (expenses) / income, net		(526,964)	(5,987,688)	40,832,790

Net income from continuing operations, before taxes		$21,480,950	$15,438,922	$22,408,032
Withholding Tax on dividends received	25	—	—	(542,765)
Income taxes	25	(177,794)	(133,988)	(323,104)
Net income from continuing operations, net of taxes		$21,303,156	$15,304,934	$21,542,163
Net income from discontinued operations, net of taxes	3	17,339,332	—	—
Net income		38,642,488	15,304,934	21,542,163
Less: Net income attributable to the non-controlling interest		—	(685,938)	(2,273,340)
Net income attributable to Castor Maritime Inc.		38,642,488	14,618,996	19,268,823
Deemed dividend on warrants repurchase		(444,885)	—	—
Dividend on Series D Preferred Shares		(1,020,833)	(2,645,833)	(4,979,167)
Dividend on Series E Preferred Shares		—	—	(189,583)
Deemed dividend on Series D Preferred Shares		(196,296)	(606,444)	(3,005,817)
Deemed dividend on Series E Preferred Shares		—	—	(168,629)
Deemed contribution from Series D preferred shareholders	14	—	22,437,675	—
Net income attributable to common shareholders of Castor Maritime Inc.		36,980,474	33,804,394	10,925,627

Other comprehensive (loss) / income:
Foreign currency translation	2	—	(1,878,694)	29,647,528
Net cash flow hedges		—	(168,377)	324,666
Other comprehensive (loss) / income		—	(2,047,071)	29,972,194
Other comprehensive loss / (income) attributable to noncontrolling interests		—	537,884	(7,834,495)
Other comprehensive (loss) / income attributable to Castor Maritime Inc.		—	(1,509,187)	22,137,699

Total comprehensive income		38,642,488	13,257,863	51,514,357
Comprehensive income attributable to noncontrolling interests		—	(148,054)	(10,107,835)
Total comprehensive income attributable to Castor Maritime Inc.		38,642,488	13,109,809	41,406,522

Earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, continuing operations	19	2.05	3.50	1.13
Earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, continuing operations	19	0.95	0.38	0.36
Earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, discontinued operations	19	1.81	—	—
Earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, discontinued operations	19	0.79	—	—
Earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, Total	19	3.86	3.50	1.13
Earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, Total	19	1.74	0.38	0.36
Weighted average number of common shares, basic	19	9,571,045	9,662,354	9,662,354
Weighted average number of common shares, diluted	19	21,953,833	38,745,250	53,652,910

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the years ended December 31, 2023, 2024, and 2025
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued									Mezzanine equity
	Common shares	Series B Preferred shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Accumulated Other Comprehensive Income / (loss)	Castor Maritime Inc.	Non-controlling Interest	Total Shareholders’ Equity	# of Series D Preferred Shares	# of Series E Preferred Shares	Mezzanine Equity
Balance, December 31, 2022	9,460,976	12,000	9,473	303,743,302	157,742,285	—	461,495,060	—	461,495,060	—	—	—
- Distribution of net assets of Toro Corp. to shareholders (Note 1)	—	—	—	(37,919,432)	—	—	(37,919,432)	—	(37,919,432)	—	—	—
- Issuance of common shares pursuant to the ATM Program (Note 15)	201,378	—	201	620,690	—	—	620,891	—	620,891	—	—	—
- Issuance of Series D Preferred Shares, net of costs (Note 15)	—	—	—	—	—	—	—	—	—	50,000	—	49,353,193
- Capital contribution from Toro, pursuant to the issuance of Series D Preferred Shares (Note 15)	—	—	—	500,000	—	—	500,000	—	500,000	—	—	—
- Dividend on Series D Preferred Shares	—	—	—	—	(1,020,833)	—	(1,020,833)	—	(1,020,833)	—	—	—
- Deemed dividend on Series D Preferred Shares (Note 15)	—	—	—	—	(196,296)	—	(196,296)	—	(196,296)	—	—	196,296
- Warrants repurchase (Note 15)	—	—	—	(941,626)	—	—	(941,626)	—	(941,626)	—	—	—
- Deemed dividend on warrants repurchase (Note 15)	—	—	—	444,885	(444,885)	—	—	—	—	—	—	—
- Net income and comprehensive income	—	—	—	—	38,642,488	—	38,642,488	—	38,642,488	—	—	—
Balance, December 31, 2023	9,662,354	12,000	9,674	266,447,819	194,722,759	—	461,180,252	—	461,180,252	50,000	—	49,549,489
- Non-cash extinguishment of Series D Preferred Shares (Note 15)	—	—	—	—	—	—	—	—	—	(50,000)	—	(50,037,675)
- Issuance of Series D Preferred Shares at fair value, net of costs (Note 15)	—	—	—	—	—	—	—	—	—	100,000	—	77,590,000
- Capital contribution from extinguishment, pursuant to the issuance of Series D Preferred Shares to Toro (Note 15)	—	—	—	—	22,437,675	—	22,437,675	—	22,437,675	—	—	—
- Dividend on Series D Preferred Shares	—	—	—	—	(2,645,833)	—	(2,645,833)	—	(2,645,833)	—	—	—
- Deemed dividend on Series D Preferred Shares	—	—	—	—	(606,444)	—	(606,444)	—	(606,444)	—	—	606,444
- Warrants repurchase (Note 15)	—	—	—	(1,058,481)	—	—	(1,058,481)	—	(1,058,481)	—	—	—
- Acquisition of non-controlling interest (MPC Capital acquisition) Note 8	—	—	—	—	—	—	—	55,623,553	55,623,553	—	—	—
- Changes due to disposal of a subsidiary	—	—	—	—	—	—	—	(440,615)	(440,615)	—	—	—
- Share-based compensation (Note 26)	—	—	—	—	—	—	—	9,494	9,494	—	—	—
- Other comprehensive loss	—	—	—	—	—	(1,509,187)	(1,509,187)	(537,884)	(2,047,071)	—	—	—
- Net income and comprehensive income	—	—	—	—	14,618,996	—	14,618,996	685,938	15,304,934	—	—	—
Balance, December 31, 2024	9,662,354	12,000	9,674	265,389,338	228,527,153	(1,509,187)	492,416,978	55,340,486	547,757,464	100,000	—	77,708,258
-Net income /(Loss)		—	—	—	19,268,823	—	19,268,823	2,273,340	21,542,163	—	—	—
- Dividend on Series D Preferred Shares	—	—	—	—	(4,979,167)	—	(4,979,167)	—	(4,979,167)	—	—	—
- Deemed dividend on Series D Preferred Shares	—	—	—	—	(3,005,817)	—	(3,005,817)	—	(3,005,817)	—	—	3,005,817
- Dividends on Series E Preferred Shares	—	—	—	—	(189,583)	—	(189,583)	—	(189,583)	—	—	—
- Deemed dividend on Series E Preferred Shares	—	—	—	—	(168,629)	—	(168,629)	—	(168,629)	—	—	44,500
-Changes in Ownership of Subsidiary Without Loss of Control (Note 15)	—	—	—	(49,597)	—	—	(49,597)	349,504	299,907	—	—	—
Transactions with non-controlling interest (Note 15)	—	—	—	—	—	—	—	(379,502)	(379,502)	—	—	—
- Issuance of Series E Preferred Shares (Note 4)	—	—	—	—	—	—	—	—	—	—	60,000	59,955,500
-Redemption of Series E Preferred Shares (Note 4)	—	—	—	—	—	—	—	—	—	—	(60,000)	(60,000,000)
-Dividends to noncontrolling interests	—	—	—	—	—	—	—	(2,848,198)	(2,848,198)	—	—	—
- Share-based compensation (Note 26)	—	—	—	—	—	—	—	242,571	242,571	—	—	—
- Other comprehensive income	—	—	—	—	—	22,137,699	22,137,699	7,834,495	29,972,194	—	—	—
Balance, December 31, 2025	9,662,354	12,000	9,674	265,339,741	239,452,780	20,628,512	525,430,707	62,812,696	588,243,403	100,000	—	80,714,075
The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023, 2024, and 2025
(Expressed in U.S. Dollars)

		Year Ended December 31,
	Note	2023	2024	2025
Cash Flows provided by Operating Activities of Continuing Operations:
Net income		$38,642,488	$15,304,934	$21,542,163
Less: Net income from discontinued operations, net of taxes		(17,339,332)	—	—
Net income from continuing operations, net of taxes		21,303,156	15,304,934	21,542,163
Adjustments to reconcile net income from Continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	5,7,9,10	22,076,831	15,037,006	14,760,087
Amortization and write-off of deferred finance charges	12	888,523	810,000	213,502
Amortization of fair value of acquired time charters	6	2,242,333	622,541	119,733
Straight line amortization of hire		—	(52,084)	99,244
Net (gain) / loss on sale of vessels	7	(6,383,858)	(19,298,394)	2,005,320
Loss on vessels held for sale	7	—	3,629,521	5,554,777
Provision / (recovery) of provision for doubtful accounts		—	4,823	(1,640,626)
Share-based compensation	26	—	9,494	242,571
Non cash compensation (transfer of shares)		—	—	272,780
Adjustments for non-cash finance costs		—	—	252,681
Net gain on disposition of assets		—	—	(244,024)
Unrealized losses from equity method investments	11	—	—	215,153
Unrealized (gains) / losses from equity method investments measured at fair value	11	—	(2,687,236)	10,755,335
Dividend income from equity method investments measured at fair value (related party)	11	—	—	(17,967,315)
Unrealized foreign exchange losses from equity method investments	11	—	—	684,929
Unrealized (gains) / losses on equity securities	13	(5,134,013)	14,664,266	(24,724,671)
Realized (gain) / loss on sale of equity securities	13	(2,636)	269,119	7,827,960
Unrealized (gain) / loss on debt securities	14	—	—	(4,069)
Amortization of bonds’ premium discount		—	—	(4,424)
Non-cash effects from translation to reporting currency		—	(121,572)	48,443
Gain from a claim	18	—	(1,418,096)	—
Deferred income taxes		—	—	(1,009,194)
Changes in operating assets and liabilities:
Accounts receivable trade, net		(208,487)	3,500,308	(2,982,439)
Inventories		539,742	(259,885)	868,044
Due from/to related parties		(4,518,056)	5,826,732	(6,305,244)
Prepaid expenses and other assets		(86,333)	1,014,149	509,950
Other deferred charges		51,138	—	—
Accounts payable		(3,260,521)	(1,786,123)	1,081,688
Accrued liabilities		(1,894,102)	4,390,018	(7,861,871)
Income tax receivable / payable		—	129,173	(5,725,870)
Derivative assets and liabilities, net		—	61,026	(1,357,938)
Deferred revenue		(1,034,987)	(970,440)	201,597
Dry-dock costs paid		(2,395,365)	(1,199,999)	(5,349,236)
Dividends received from equity investments		—	222,490	—
Dividends received from equity method investments measured at fair value (related party)		—	4,209,527	17,967,315
Net Cash provided by Operating Activities from Continuing Operations		22,183,365	41,911,298	10,046,351

Cash flow provided by / (used in) Investing Activities of Continuing Operations:
Vessel acquisitions (including time charters attached) and other vessel improvements	7	(623,283)	(72,171,465)	(699,164)
Purchase of equity securities	13	(72,211,450)	(59,903,362)	(15,694,496)
Acquisition of a subsidiary, net of cash acquired	8	—	(162,960,366)	—
Proceeds from sale of equity securities	13	258,999	52,940,067	74,463,553
Payments for acquisition of equity method investments	11	—	—	(26,180,269)
Return of invested capital from equity method investments	11	—	—	4,941,515
Payments received from disposition of equity method investments	11	—	—	127,634
Purchase of debt securities	14	—	—	(1,796,431)
Proceeds from sale of debt securities		—	—	500,000
Payments received on mezzanine loan		—	—	409,080
Payments for acquisition of equity investments	13	—	—	(755,128)
Net proceeds from sale of vessels	7	63,607,430	107,867,155	61,936,124
Proceeds from a claim	17	—	1,418,096	—
Proceeds from disposition of equity investments		—	248,715	—
Net proceeds from dispositions of long term assets		—	—	3,963
Acquisitions of property, plant and equipment, net	9	—	—	(190,096)
Proceeds from disposition of subsidiaries, net of cash disposed of		—	(914,718)	—
Net cash provided by/ (used in) Investing Activities from Continuing Operations		(8,968,304)	(133,475,878)	97,066,285

Cash flows provided by / (used in) Financing Activities of Continuing Operations:
Gross proceeds from issuance of common shares and warrants		881,827	—	—
Repurchase of warrants	15	(941,626)	(1,058,481)	—
Common share issuance expenses		(260,936)	—	—
Gross proceeds from Series D Preferred Shares	15	50,000,000	50,000,000	—
Gross proceeds from Series E Preferred Shares	4	—	—	60,000,000
Series D Preferred Shares issuance expenses		(146,807)	(10,000)	—
Series E Preferred Shares issuance expenses		—	—	(39,500)
Redemption of Series E Preferred Shares	4	—	—	(60,000,000)
Dividends paid on Series E Preferred Shares	4	—	—	(313,712)
Dividends paid on Series D Preferred Shares	15	(479,167)	(2,500,000)	(4,597,222)
Proceeds from long-term debt (including related party)	4,12	—	100,000,000	51,577,002
Repayment of long-term debt (including related party)	4,12	(53,864,500)	(86,866,269)	(102,181,653)
Proceeds from long term financial liability	12	—	—	14,640,000
Payment of deferred financing costs		(25,178)	—	(1,568,902)
Repayment of long-term financial liability	12	—	—	(658,080)
Cash dividends paid to noncontrolling interests	15	—	—	(2,848,198)
Proceeds from sale of subsidiary shares to noncontrolling interests		—	—	27,127
Transactions with non-controlling interest	15	—	—	(353,243)
Proceeds received from Toro Corp. related to Spin-Off	4	2,694,647	—	—
Net cash provided by/ (used in) Financing Activities from continuing operations		(2,141,740)	59,565,250	(46,316,381)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		20,409,041	—	—
Net cash provided by / (used in) Investing Activities from discontinued operations		(153,861)	—	—
Net cash used in Financing Activities from discontinued operations		(62,734,774)	—	—
Net cash used in discontinued operations		(42,479,594)	—	—

Effect of exchange rate changes on cash, cash equivalents and restricted cash		—	(284,819)	3,361,876
Net increase/(decrease) in cash, cash equivalents, and restricted cash		(31,406,273)	(32,284,149)	64,158,131
Cash, cash equivalents and restricted cash at the beginning of the period		152,307,420	120,901,147	88,616,998
Cash, cash equivalents and restricted cash at the end of the period		$120,901,147	88,616,998	$152,775,129

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$111,383,645	87,896,786	$151,775,129
Restricted cash, current		2,327,502	—	—
Restricted cash, non-current		7,190,000	—	1,000,000
Cash and cash equivalents included in assets held for sale		—	720,212	—
Cash, cash equivalents, and restricted cash		$120,901,147	$88,616,998	$152,775,129

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		10,153,448	3,200,464	3,132,785
Cash paid for income taxes, net of refunds		—	33,048	7,152,131
Cash paid for withholding taxes		—	—	542,765
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		34,000	—	5,000
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		—	143,709	13,379
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		—	—	327,302
Unpaid deferred financing costs		—	110,000	—
Dividend declared but unpaid		541,666	687,500	1,069,444
Deemed dividend on Series D Preferred Shares		196,296	606,444	3,005,817
Deemed contribution from Series D preferred shareholders		—	22,437,675	—
Deemed dividend on Series E Preferred Shares		—	—	168,629
Deemed dividend on warrants repurchase		444,885	—	—
Net assets of Toro (discontinued operations)		37,919,432	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly owned and majority-owned subsidiaries (collectively, the “Company”). Castor is a diversified global shipping and energy company, with activities directly and indirectly in investment and asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of December 31, 2025, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is affiliated with Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 27, 2024, the Company effected a 1-for-10 reverse stock split on its issued and outstanding common shares (Note 15). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively for the periods presented.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra Co. to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”), having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all of Toro’s common shares outstanding to its holders of common shares of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares (such transactions collectively, the “Spin-Off”). The Spin-Off was concluded on March 7, 2023. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments that were part of the Spin-Off are reported as discontinued operations for the year ended December 31, 2023 (Note 3). Toro’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “TORO”. As part of the Spin-Off, Toro entered into various agreements effecting the separation of Toro’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under an $18.0 million term loan facility entered into by Alpha Bank S.A. and two of the Company’s former tanker-owning subsidiaries on April 27, 2021. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares issued to the Company in connection with the Spin-Off.

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

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer, and Chief Financial Officer, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-managed with Castor Ships the technical management of the Company’s dry bulk vessels, except  the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 and December 18, 2024, respectively. As of December 31, 2025, all ship management agreements between the Company and Pavimar have been terminated. Castor Ships now exclusively provides the commercial and technical management of the Company’s entire fleet, while certain aspects of the management of a number of the Company’s vessels are subcontracted to related or third-party managers.

As of December 31, 2025, the Company owned a diversified fleet of 9 vessels, with a combined carrying capacity of 0.6 million dwt, consisting of four Kamsarmax, three Panamax and one Ultramax dry bulk vessels, as well as one 1,850 TEU containership.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

On December 12, 2024, Castor Maritime Inc., through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which Castor agreed to acquire from MPC Münchmeyer Petersen & Co. GmbH (“MPC Holding”), subject to certain terms and conditions, 26,116,378 shares of common stock of MPC Münchmeyer Petersen Capital AG (“MPC Capital”), representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (approximately $192.0 million at the time of the transaction), excluding transaction related costs. On December 16, 2024, the acquisition  of the 26,116,378 shares of common stock of MPC Capital was completed. MPC Capital is an investment and asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, project access, and integrated asset management expertise, including technical and commercial ship management. The transaction was financed with cash on hand and the proceeds of (i) a $100 million senior term loan facility between Toro and Castor and (ii) the issuance of an additional 50,000 of Castor’s 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share (the “Series D Preferred Shares”) to Toro for an aggregate consideration of $50,000,000, each of which are discussed in greater detail in Note 4.

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

As of December 31, 2025, Castor had 36 wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands, 1 wholly-owned subsidiary incorporated in the Republic of Cyprus and 1 wholly-owned subsidiary incorporated in Germany. In addition, Castor had 79 majority-owned subsidiaries incorporated in Germany, 2 majority-owned subsidiaries incorporated in the Netherlands and 5 majority-owned subsidiaries, with one incorporated in each of Singapore, Colombia, Panama, Austria and the People’s Republic of China.

27 majority-owned subsidiaries incorporated in Germany were dissolved during the year ended December 31, 2025. The dissolutions were administrative in nature and did not result in any cash payments, proceeds, or distributions to the Company. Additionally, no gains or losses were recognized in connection with these dissolutions, as the carrying amounts of the entities’ net assets were not material at the time of dissolution.

Charterer concentration:

During the years ended December 31, 2023, 2024 and 2025, charterers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), all derived from the Company’s dry bulk and containers segments, were as follows:

Charterer	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
A	42%	41%	41%
B	28%	30%	21%
C	—%	10%	—%
D	10%	—%	—%
E	—%	—%	12%
Total	80%	81%	74%

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

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

Segment Reporting

A segment is a distinguishable component of the business that is engaged in business activities from which the Company earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”). The Company determined that, as of December 31, 2025, it operated under three reportable segments: as a provider of dry bulk commodities transportation services (referred to as the “dry bulk segment”), as a provider of containership cargoes transportation services (referred to as the “containership segment”) and as a provider of asset management services (referred to as the “asset management segment”). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, for the dry bulk and containership segments the disclosure of geographic information is impracticable. For the asset management segment, the Company discloses geographic information of revenue earned.

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

Foreign currency translation

The Company’s reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the consolidated statement of comprehensive income.

The accounts of foreign subsidiaries with non-USD functional currencies (such as MPC Capital) are translated, and the resulting cumulative translation adjustments are recorded in Other Comprehensive Income (OCI) in the consolidated statements of comprehensive income and accumulated in Accumulated Other Comprehensive Income (AOCI) within equity. More specifically, assets and liabilities are translated into the reporting currency at the closing rate. Income and expense items are translated at the average exchange rate for the period. The following EUR/USD exchange rates have been used for the reporting period.

December 31, 2024	1.04156
December 31, 2025	1.17631
Average rate January 1 - December 31, 2025	1.12941

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

Accounts receivable trade, net

The amount shown as accounts receivable trade, net, at each balance sheet date, includes receivables from charterers for hire, freight, and other potential sources of income (such as demurrage, ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and receivables from ship management services and transaction services, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are either assessed on a portfolio basis or individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts recorded as of December 31, 2024 and 2025 amounted to $4,823 and $0, respectively.

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

Goodwill and other indefinite-lived acquired intangible assets are evaluated for impairment using either a qualitative or quantitative approach. Generally, a qualitative assessment is first performed to determine whether a quantitative goodwill impairment test is necessary. If management determines, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in excess of the carrying amount cannot be assured, then a quantitative goodwill impairment test would be required. The quantitative test for goodwill impairment is performed by determining the fair value of the related reporting units. Fair value is measured based on the discounted cash flow method and relative market-based approaches. As of December 31, 2025, the Company performed its annual impairment test of goodwill. The assessment indicated that the fair value of the reporting unit was in excess of its carrying value; accordingly, no impairment charge was recorded.

Intangible assets

Intangible assets include assets resulting from the applied pushdown accounting (see also Note 8) and other intangibles acquired by the Company. They have finite useful lives and are carried at cost and amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets are periodically re-assessed to ensure they reflect current conditions and expectations.

Estimated useful lives in years
Concessions	10 - 15
Licenses, Software	5
Brands	13
Customer relationship	10 - 25
Order backlog	6 - 8
Favorable contracts	5

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

Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Company can estimate the amount of such recovery and (iv) provided that the claim is not subject to litigation. No provision for credit losses was recorded as of December 31, 2024 and 2025 pursuant to the provisions of ASC 326.

Investment in equity securities
The Company measures equity securities with readily determinable fair values (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee) at fair value with changes in fair value recognized through net income, in accordance with ASC 321 “Investments–Equity Securities” and the provisions enumerated under ASC 825 “Financial Instruments”. The Company recognizes purchased securities on the settlement date. Any dividends subsequently distributed by the investee to the Company are recognized as income when received.

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

Equity Method Investments
Investments in common stock or in-substance common stock of entities that provide the Company with the ability to exercise significant influence, but not a controlling financial interest, over operating and financial policies, as defined by ASC 323 Investments-Equity Method and Joint Ventures, are accounted for under the equity method of accounting, unless the fair value option is elected. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses, net of tax of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. This evaluation considers qualitative and quantitative factors such as the investee’s recent financial results, operating trends, implied values from recent transactions, and other publicly available information. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee. The Company has adopted a “cumulative earnings” approach which presumes that the dividends are returns on investment and therefore are classified as operating cash flows.

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

Assets and liabilities held for sale

Non-current assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell; the assets are available for sale immediately; the assets are being actively marketed; and a sale has been agreed or is expected to be concluded within 12 months of the balance sheet date. Assets and liabilities held for sale are measured at fair value, less costs to sell. Any subsequent changes in fair value less cost to sell are recognized, with losses recorded for write-downs and gains recognized for increases, but not exceeding previously recognized losses. Assets held for sale are neither depreciated nor amortized. Non-current assets and liabilities held for sale are recognized as current on the balance sheet. If an asset or liability previously classified as held for sale no longer meets the criteria for held-for-sale classification, it is reclassified back to held and used. The asset or liability is recorded as reclassified to the lower of (i) the carrying amount before the held-for-sale classification, adjusted for depreciation or amortization that would have been recognized had the asset not been classified as held for sale, or (ii) its fair value at the date of reclassification.

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

Vessels held for sale

The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under ‘Gain / (Loss) on vessels held for sale’ in the consolidated statement of comprehensive income. A vessel ceases being depreciated once it meets the held for sale classification criteria.

Vessels’ depreciation

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $370 per light-weight ton. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of their initial delivery from the shipyard.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Impairment of Vessels

The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted operating cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount. As at December 31, 2025, the Company identified impairment indicators for one of its vessels and, accordingly, estimated the vessel’s recoverable amount by projecting its undiscounted future operating cash flows. In developing estimates of future undiscounted operating cash flows, the Company made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry-docking and/or special survey costs, the estimated remaining useful life of the vessel and its estimated residual value. Based on the results of the undiscounted cash flow test performed, the Company determined that the vessel for which impairment indicators were present, was not impaired as of December 31, 2025.

Dry-docking and special survey costs

Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within ‘Depreciation and amortization’ in the accompanying consolidated statements of comprehensive income.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Property mainly refers to leasehold improvements for the Company’s offices. Plant exclusively consists of two wind turbines. Office furniture and office equipment primarily relate to furnishings, fittings and equipment in the Company’s office. Gains or losses on disposition are recognized as earned or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred. Leasehold improvements are depreciated or amortized over the shorter of the estimated useful life of the asset or the remaining expected lease term.

The following table summarizes the estimated useful lives that are generally used to depreciate the assets on a straight-line basis:

Estimated Useful Lives in years
Property, plant & Equipment
Wind turbines	30
Leasehold improvements	5 – 13
Office Furniture	7 - 13
Office Equipment	3 – 5

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Impairment of long-lived assets

The Company evaluates property, plant and equipment, operating lease right-of-use assets, and definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. Recoverability is assessed based on the undiscounted operating future cash flows generated by the asset or asset group. If the carrying amount of an asset or asset group is not recoverable, the Company recognizes an impairment loss equal to the amount by which the carrying amount exceeds fair value. The Company estimates fair value based on the income, market, or cost valuation techniques.

Revenues and voyage expenses recognition

The Company generates its revenues from time charter contracts and pool arrangements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Panamax Index. A part of the Company’s revenues is also generated from pool arrangements, determined in accordance with the profit-sharing mechanism specified within each pool agreement. The Company recognizes pool revenue based on quarterly reports from the pools which identify the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.

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

Revenues related to pool contracts

Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’s pool managers aggregate the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable:

•	based on the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, speed, fuel consumption, and construction and other characteristics); or.

•
by making adjustments to account for the cost of performance, the bunkering fees and the trading capabilities of each vessel and the number of days the vessel participated in the pool in the period (excluding off-hire days).

Voyage Expenses

Voyage expenses, consist of: (a) port, canal and bunker expenses unique to a particular charter that the Company incurs during repositioning periods, (b) costs of European Union Allowance (“EUAs”) and (c) brokerage commissions. All voyage expenses are expensed as incurred, except for contract fulfilment costs which are capitalized to the extent the Company, in its reasonable judgment, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. These capitalized contract fulfilment costs are recorded under “Deferred charges, net” in the accompanying consolidated balance sheets. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses.

Revenue related to services

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company generates service revenue through the following streams: (i) transaction services, and (ii) management services. Management services may be further subdivided into ongoing management services for investment structures and assets, and ship management services.

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

Ongoing management services for investment structures and assets comprise management services for assets companies (and associated assets). These include asset management, fund administration, and oversight services for investment vehicles, including legacy fund platforms. Revenue from these performance obligations is recognized over the service periods, as the customer simultaneously receives and consumes the benefits of the services as they are performed. Fees are typically structured as recurring, fixed or asset-linked management fees.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The Company provides commercial ship management services. In the period from December 16 to December 31, 2024, the Company also rendered technical ship management services. In 2025, technical ship management services are exclusively rendered by the Company’s joint ventures. Commercial management includes activities such as chartering, voyage coordination, and related support services. The services are treated as a distinct performance obligation. Revenue is recognized over time as the customer simultaneously benefits from the services provided. Commercial management fees are typically calculated as a percentage of charter income.

Cost of revenue from services

Cost of revenue from services primarily comprise expenses for purchased services from third party providers and employee expenses which are directly attributable to the operating business activities.

Leases

The Company determines at the inception of the contract whether a contract is or contains a lease and categorizes it as either operating or finance. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life.

The Company records right-of-use (“ROU”) assets and lease obligations for its operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. The leases generally have terms that range from one to ten years for property and three years for vehicles. If the rate implicit in the leases is not readily determinable, the applicable incremental borrowing rate is used in calculating the present value of the sum of the lease payments. The lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The Company has elected not to recognize ROU asset and lease obligations for short-term leases, which are defined as leases with an initial term of 12 months or less. Costs associated with operating leases are recognized on a straight-line basis within operating expenses over the term of the lease.

Sale and Leaseback Transactions

In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. In accordance with ASC 842, if the transfer of the asset meets the criteria of sale, the Company, as seller-lessee (1) recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset and (2)derecognizes the carrying amount of the underlying asset and accounts for the lease. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Accounting for Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, investments in equity and debt securities, loans, amounts due from related parties, trade receivables, net and derivative financial instruments. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, long-term debt (including related party amounts), financial liabilities, amounts due to related parties and derivative financial instruments.

Derivative Financial Instruments

The Company regularly enters into forward rate agreements and currency options to hedge against currency risks. Additionally, the Company entered into interest rate swaps to mitigate the risk of uncertain cash flows from variable interest payments. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates whether the derivative qualifies as an accounting hedge of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments (“economic hedging”) and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

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

Repairs and Maintenance

All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in ‘Vessel operating expenses’ in the accompanying consolidated statements of comprehensive income.

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

Withholding taxes imposed by foreign jurisdictions on dividends received from equity method investments measured at fair value are recognized in the period the related dividend income is recognized. Such taxes are presented separately in the consolidated statements of operations and are not included within the provision for income taxes.

Earnings / (losses) per common share

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

Investment in related party (Financial Instruments, Recognition and Measurement):

The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as a going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

Investment in debt securities

The Company classifies its investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, and such classification determines the respective accounting methods, as stipulated by ASC 320, Investments—Debt Securities. All investments with original maturities of greater than three months but not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Premiums and discounts are amortized or accreted over the life of the security as an adjustment to yield using the effective interest method. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading investments are reported at fair value and unrealized gains and losses are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. Held‑to‑maturity investments are initially measured at their transaction price, including applicable transaction costs. In many cases, the transaction price approximates the fair value at the acquisition date. Debt securities may be purchased at a discount or premium to their par or face value. The Company measures expected credit losses on held-to-maturity debt securities in accordance with ASC 326, Financial Instruments—Credit Losses. The estimate of expected credit losses is based on historical credit loss experience, current economic conditions, and reasonable and supportable forecasts. The Company evaluates credit quality indicators, including credit ratings, payment history, and other relevant factors. Changes in the allowance for credit losses are recorded in earnings. If a security is deemed uncollectible, the amortized cost basis is written off against the allowance. As of December 31, 2025, the Company evaluated its held-to-maturity debt securities and determined that no allowance for credit losses was required.

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

Share-based payments

The Company’s majority-owned subsidiary, MPC Capital, offers certain members of its key management to participate in the share-based compensation program (the “Program”). It is designed to be settled in shares of MPC Capital and the Company has the intent to do so. Even though there are contingencies that may result in a required cash settlement of the Program, it is neither considered probable nor controlled by the beneficiaries. Therefore, the Program is classified as equity settled. The Company recognizes share-based compensation expense based on the fair value of the awards at the grant date.

The Program contains a service, performance, and market condition. At the time of the MPC Capital acquisition, the performance and market conditions were fulfilled. Therefore, the corresponding expense is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The Company estimates the forfeiture rate based on historical experience and adjusts the rate for actual forfeitures and changes in expectations. If the estimated number of awards that will ultimately vest deviates from actual results, an adjustment is recorded in the period the estimates are revised.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This standard affects the disclosure of income taxes, not the accounting for income taxes. This standard is effective for the annual period beginning after December 15, 2025, with early adoption permitted. The adoption of this guidance on a prospective basis may result in additional tax disclosures but does not have a material impact on the Company’s results of operations, financial position, or liquidity.

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

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. This update provides guidance on identifying the accounting acquirer when a variable interest entity that meets the definition of a business is acquired primarily through the exchange of equity interests. The standard becomes effective for annual periods beginning after December 15, 2026, and for interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-03 on its accounting and disclosures related to business combinations.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of assessing the impact of ASU 2025-05 on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivative Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”), which refines the scope of Topic 815 and clarifies which contracts are subject to derivative accounting. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU 2025-07 are effective for fiscal years beginning after December 15, 2026, and interim reporting periods, with early adoption permitted. The Company is in the process of assessing the impact of ASU 2025-07 on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): The amendments in this update clarify interim disclosure requirements and the applicability of Topic 270 and are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the Accounting Standards Codification (“ASC”), including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company is currently assessing the impact this standard will have on its consolidated financial statements.

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

The components of the income from discontinued operations for the period January 1, 2023 through March 7, 2023 in the consolidated statements of comprehensive income consisted of the following:

January 1 through March 7,
2023
REVENUES:
Time charter revenues	$914,000
Voyage charter revenues	7,930
Pool revenues	22,447,344
Total vessel revenues	23,369,274

EXPENSES:
Voyage expenses (including $294,831 to related party for the period January 1, 2023 through March 7, 2023)	(374,396)
Vessel operating expenses	(3,769,132)
Management fees to related parties	(507,000)
Depreciation and amortization	(1,493,759)
(Provision) / Recovery of provision for doubtful accounts	266,732
Gain on sale of vessel	—
Total expenses	(5,877,555)

Operating income	17,491,719

OTHER INCOME/(EXPENSES):
Interest and finance costs	(220,061)
Interest income	253,165
Foreign exchange losses	(11,554)
Total other (expenses)/income, net	21,550

Net income and comprehensive income from discontinued operations, before taxes	$17,513,269
Income taxes	(173,937)
Net income and comprehensive income from discontinued operations, net of taxes	$17,339,332

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

As of December 31, 2024, and December 31, 2025, balances with related parties consisted of the following:

	December 31, 2024	December 31, 2025
Assets:
Due from Castor Ships (a) – current	$1,407,506	$10,682,592
Due from Castor Ships (a) – non-current	3,504,667	2,893,839
Due from Pavimar (b) – current	1,405,049	—
Investment in Toro (c) – non-current	117,560,467	117,521,579
Due from related parties (MPC Capital) (h) - current	3,581,070	2,472,917

Liabilities:
Due to Toro (d) – current	687,500	1,069,444
Current portion of long‐term debt, related party, net (Toro) (f)	9,970,623	—
Long‐term debt, related party, net (Toro) (f)	89,921,162	—
Accrued interest (f)- current	364,205	—
Due to related parties (MPC Capital) (h) - current	$201,521	$37,162

(a)     Castor Ships:

Effective July 1, 2022, the Company and each of the Company’s vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (as amended or supplemented from time to time, the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for the Company’s vessels. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages the Company’s overall business and provides the Company’s vessel owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships is generally not liable to the Company for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crew of the Company’s vessels. The Company has also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Amended and Restated Master Management Agreement, the Company’s ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

Until June 30, 2024, in exchange for these services, Castor Ships charged and collected (i) a flat quarterly management fee for the management and administration of its business (the “Flat Management Fee”), (ii) a daily management fee per containership and dry bulk vessel, and, a daily management fee per tanker vessel (of $975 until March 6, 2023) (collectively, the “Ship Management Fees”) for the provision of ship management services provided under the Ship Management Agreements, (iii) a commission of 1.25% on all gross income received from the operation of its vessels, and (iv) a commission of 1% on each consummated vessel sale and purchase transaction.

In addition, certain of the Company’s vessels were historically subject to co-management arrangements with Pavimar S.A. (“Pavimar”), as further described below. Until the termination of the ship management agreements between the Company and Pavimar, Pavimar was paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships was paid the residual amount of $325 (before the inflation adjustment) or $386, effective July 1, 2023, or $417, effective July 1, 2024. As of December 31, 2025, all ship management agreements between the Company and Pavimar have been terminated.

Effective July 1, 2024, in lieu of the previously applicable commission structure and in addition to the Ship Management Fees and Flat Management Fee, Castor Ships charged and collected (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s ship-owning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.

Effective July 1, 2025, in lieu of the previously applicable commission structure and in addition to the Ship Management Fees and Flat Management Fee, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s ship-owning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), or (b) the shares of a ship-owning entity owning vessel(s), or (c) shares and/or other securities (including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof. Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to the Company’s vessels.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

Under the terms of the Amended and Restated Master Management Agreement, the Ship Management Fees and Flat Management Fee are adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date.  As a result of the inflation adjustments, (i) effective July 1, 2023, the daily Ship Management Fees increased from $925 per vessel to $986 per vessel and the quarterly Flat Management Fee increased from $0.75 million to $0.8 million, (ii) effective July 1, 2024, the daily Ship Management Fees increased to $1,017 per vessel and the quarterly Flat Management Fee to $0.82 million, and (iii) effective July 1, 2025, the daily Ship Management Fees increased to $1,044 per vessel and the quarterly Flat Management Fee to $0.85 million.

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of its provisions by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships is entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under the Ship Management Agreements.

Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. Castor Ships pays, at its own expense, the third-party management companies a fee for such services, without burdening the Company with any additional cost. In late January 2023, Castor Ships subcontracted the technical management of the Company’s containerships, M/V Ariana A and M/V Gabriela A, from Pavimar to a third-party ship management company.

As of December 31, 2024, Castor Ships (i) had subcontracted to a third-party ship management company the technical management of the Company’s containerships, except for M/V Raphaela and (ii) was co-managing with Pavimar the Company’s dry bulk vessels except the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 (the date of her delivery to the Company) and December 18, 2024, respectively.

As of December 31, 2025, Castor Ships performs exclusively the commercial and technical management of the Company’s entire fleet, while certain aspects of the management of a number of the Company’s vessels are subcontracted to related or third-party managers.

During the years ended December 31, 2023, 2024, and 2025, Castor Ships charged and collected the following fees and commissions: (i) management fees amounting to $2,660,797, $2,585,002 and $3,375,207, respectively, (ii) charter hire commissions amounting to $1,274,384, $1,170,615 and $1,566,628, respectively, (iii) sale and purchase commissions of $664,000 (due to the sale of three Panamax vessels and two Kamsarmax vessels in 2023) which are included in ‘Net gain / (loss) on sale of vessels’, $1,831,400 (due to the sale of four Panamax vessels, two Kamsarmax vessels and one Capesize vessel and the acquisitions of the M/V Magic Celeste, M/V Magic Ariel and M/V Raphaela (Note 7) in 2024)  which are included in ‘Net gain / (loss) on sale of vessels’ and ‘Vessels, net’ in the accompanying consolidated balance sheet and $473,000 (due to the sale of two Panamax vessels and two Container vessels in 2025), which are included in ‘Net gain / (loss) on sale of vessels’ and ‘Loss on vessels held for sale’ in the accompanying consolidated statements of comprehensive income,  and (iv) in 2024, sale and purchase brokerage commissions of $1,919,773 due to the acquisition of the MPC Capital and $417,623 for other listed equity securities, which are included in ‘General and Administrative expenses’ and in ‘Interest and Finance costs’, respectively, and, in 2025, sale and purchase brokerage commissions of $1,003,624 for other listed equity securities and $646,400 for the agreement with Alpha Bank (Note 12) and the sale and leaseback transaction (Note 12) which are included in ‘Interest and Finance costs’ and in ‘Deferred Loan Fees”, respectively.

Moreover, during the years ended December 31, 2023, 2024, and 2025, the flat management fees amounted to $3,099,000, $3,247,570 and $3,340,334, respectively, and are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

The Ship Management Agreements also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable if a vessel is no longer under Castor Ship’s management. As of December 31, 2024, such advances amounted to $3,504,667 and $761,998, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $761,998 is in relation to the M/V Ariana A and M/V Gabriela A which have been classified as held for sale (Note 7(c)). As of December 31, 2025, such advances amounted to $2,893,839 and $1,372,826, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $1,372,826 is in relation to the M/V Ariana A, M/V Gabriela A, M/V Magic Callisto and M/V Magic Eclipse that were sold on January 22, 2025, May 7, 2025, April 28, 2025 and March 24, 2025, respectively.

In connection with the subcontracting services rendered by the third-party/related party ship-management companies, the Company had, as of December 31, 2024, and December 31, 2025, aggregate working capital guarantee deposits due from Castor Ships of $22,958 and $1,714,772 respectively, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheets.

As of December 31, 2024 and December 31, 2025, net amounts of $1,083,025 and $5,987,559 were due from Castor Ships in relation to advances for operating expenses/drydock payments made by the Company to Castor Ships.

Further, as of December 31, 2024, and December 31, 2025, amounts of $(460,475) and $1,607,435, respectively, were due (to)/from Castor Ships, respectively, in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2024 and December 31, 2025, net amounts of $1,407,506 and $10,682,592 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying consolidated balance sheets.

(b)     Pavimar:

With effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar provided, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries (except the subsidiaries that own the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 (the date of their delivery to the Company) and December 18, 2024, respectively) with the same range of technical management services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel. Pavimar also performed the technical management of containerships as sub-manager for Castor Ships from their date of acquisition up to January 2023.

As of December 31, 2025, all ship management agreements between the Company and Pavimar have been terminated. During the years ended December 31, 2023, 2024 and 2025, management fees paid to Pavimar amounted to $4,506,600, $2,223,600 and $646,800, respectively.

Pavimar made payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2024, and December 31, 2025, net amounts of $1,592,049 and $0 were due from Pavimar, respectively, in relation to advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2024, and December 31, 2025, amounts of $187,000 and $0 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2024, and December 31, 2025, net amounts of $1,405,049 and $0 were due from Pavimar, respectively, which are presented in ‘Due from related parties, current’ in the accompanying consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(c)     Investment in related party:

As discussed in Note 1, as part of the Spin-Off, Castor received 140,000 Series A Preferred Shares, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common shares at the Company’s option commencing upon the fourth anniversary of the issue date (following amendment on December 23, 2025, as discussed below) until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the Distribution Date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

As there was no observable market for the Series A Preferred Shares, these were initially recognized at $117,222,135, being the fair value of the shares determined through Level 3 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The fair value on the initial recognition is deemed to be the cost. The valuation methodology applied comprised the bifurcation of the value of the Series A Preferred Shares in two components namely, the “straight” preferred stock component and the option component. The mean of the sum of the two components was used to estimate the value for the Series A Preferred Shares at $117,222,135. The valuation methodology and the significant unobservable inputs used for each component are set out below:

	Valuation Technique	Unobservable Input	Values
“Straight” Preferred Stock Component	Discounted cash flow model	• Weighted average cost of capital	12.80%
Option Component	Black Scholes	• Volatility	69.00%
		• Risk-free rate	3.16%
		• Weighted average cost of capital	12.80%
		• Strike price	$5.75
		• Share price (based on the first 5 trading days volume weighted average)	$4.52

As of December 31, 2024 and December 31, 2025, the aggregate value of investments in Toro amounted to $117,560,467 and $117,521,579, including $338,332 and $299,444 of accrued dividends, respectively, and are separately presented as ‘Investment in related party’ in the accompanying consolidated balance sheets. As of December 31, 2025, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the years ended December 31, 2023, 2024 and 2025, dividend income derived from the Company’s investment in Toro amounted to $1,166,667, $1,423,332 and $1,361,122 respectively and is presented in ‘Dividend income from related party’ in the accompanying consolidated statements of comprehensive income.

In each of the years ended December 31, 2024 and 2025, the Company received dividends of $1,400,000 from its investment in Toro.

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

(d)     Issuance of Series D Preferred shares to Toro:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash and on December 12, 2024, the Company issued an additional 50,000 Series D Preferred Shares to Toro in exchange for $50,000,000 in cash, as referenced in Note 15. The amounts of accrued dividend on the Series D Preferred Shares due to Toro as of December 31, 2024, and as of December 31, 2025 were $687,500 and $1,069,444 respectively, and are presented in ‘Due to related parties, current’ in the accompanying consolidated balance sheets.

(e)     Issuance and Full Redemption of Series E Preferred shares to Toro:

On September 29, 2025, the Company agreed to issue 60,000 Series E Cumulative Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”) having a stated amount of $1,000 each to Toro for a total consideration of $60.0 million in cash. The distribution rate of the Series E Preferred Shares was 8.75% per annum , paid quarterly, and were convertible into common shares of Castor from the first anniversary of their issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. The Company had the option to redeem the Series E Preferred Shares, in whole or in part, at any time, on or after October 30, 2025, for a cash consideration equal to 100% of the stated amount plus any accrued and unpaid distributions up until that date. This transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors who negotiated the transaction.

On October 13, 2025, Castor and Toro agreed to the full redemption of the Series E Preferred Shares for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions. Following the full redemption, such Series E Preferred Shares were cancelled and are no longer outstanding. The foregoing full redemption of the Series E Preferred Shares and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors who negotiated the redemption.

(f)     Long-term debt, related party

On December 11, 2024, Castor entered into a facility agreement with Toro to receive a $100.0 million senior term loan facility from Toro (the “Term Loan”) which was drawn down on the same date. The Term Loan had a tenor of 5 years, bore interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, was guaranteed by ten wholly-owned ship-owning subsidiaries of Castor and was payable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan was secured by first priority mortgages on and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. Pursuant to the terms of this facility, Castor was also subject to certain negative covenants customary for facilities of this type, which could be waived in Toro’s sole discretion.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):
	Year Ended
Loan facilities	December 31, 2024	December 31, 2025
$100 million senior term loan facility	100,000,000	—
Total long-term debt, related party	$100,000,000	$—
Less: Deferred financing costs	(108,215)	—
Total long-term debt, related party, net of deferred finance costs	$99,891,785	$—

Presented:
Current portion of long-term debt, related party	$10,000,000	$—
Less: Current portion of deferred finance costs	(29,377)	—
Current portion of long-term debt, related party, net of deferred finance costs	$9,970,623	$—

Non-Current portion of long-term debt, related party	$90,000,000	$—
Less: Non-Current portion of deferred finance costs	(78,838)	—
Non-Current portion of long-term debt, related party, net of deferred finance costs	$89,921,162	$—

On March 24, 2025, March 31, 2025 and on April 29, 2025, the Company performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000 and $14,000,000, respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, the Company prepaid the amount of $36,000,000 remaining outstanding at that date. As of December 31, 2025, the Term Loan has been fully repaid.

The above transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

The average interest rate on the Company’s related party long-term debt for the years ended December 31, 2024 and 2025, was 6.24% and 6.13% (for the period that the Term Loan was outstanding), respectively.

Total interest incurred on related party long-term debt for the years ended December 31, 2023, 2024 and 2025, amounted to $0, $364,205 and $1,771,836 respectively, and is included in Interest and finance costs’ (Note 24) in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(g)     Vessel Acquisitions/Disposals:

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

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The vessel was delivered to its new owners on April 18, 2024. During the year ended December 31, 2024, the Company agreed to pay a brokerage commission of $324,000 on the sale of M/V Magic Nebula to a company related to the buyer of the vessel. Such amount is included in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

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

(h)     MPC Capital related parties

A significant part of the Company’s asset management segment revenues, including management fees, transaction fees and other revenues, are earned from entities that the Company manages or holds equity investments in and that meet the definition of a related party in accordance with ASC 850-10-20. These entities are related parties of the Company.

Revenues from services with related parties	Year ended December 31, 2024 (1)	Year ended December 31, 2025
MPC Container Ships ASA	$273,785	$8,017,219
Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG	—	900,062
MPC Energy Solutions NV	68,765	686,920
MPC Caribbean Clean Energy Limited	39,228	948,938
Other	—	211,514
Total	$381,778	$10,764,653

(1)	Results for the year ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

Further, for the year ended December 31, 2024, a one-time compensation of $2.6 million, which is included in ‘General and Administrative expenses’ in the accompanying consolidated statements of comprehensive income, was payable to certain officers of a subsidiary related to a business combination. This amount was paid in February 2025.

During the years ended December 31, 2024 and 2025, material related party relationships, include the following:

MPC Container Ships ASA

MPC Capital holds approximately 13.7% of the shares in MPC Container Ships ASA (“MPCC”), indirectly through MPC CSI GmbH, Hamburg. Moreover, Castor’s subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, acquired during the year ended December 31, 2025, 3.44% shares in MPCC (Note 11). MPCC is an equity method investment of the Company and, together with its subsidiaries, is considered a related party of the Company. The Company provides corporate management and commercial ship management services to MPCC and its subsidiaries.

The outstanding amounts for MPCC exclusively relate to receivables for services rendered and amounted to $202,274 and $333,063 as of December 31, 2024 and 2025, respectively, included in ‘Due from related parties’ in the accompanying consolidated balance sheet.

Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG

MPC Capital holds 50% of the shares in Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, Hamburg. Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG provides technical ship management, is a joint venture of the Company and, together with its subsidiaries, is considered a related party of the Company.

The outstanding amounts due from Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG relate to financing provided by MPC Capital in the amounts of $0 and $1,764,465 as of December 31, 2024 and 2025, respectively, and other receivables in the amounts of $0 and $9,506 as of December 31, 2024 and 2025, respectively, included in ‘Due from related parties’ in the accompanying consolidated balance sheet.

MPC Energy Solutions NV

MPC Capital holds around 20.5% of the shares in MPC Energy Solutions NV as of December 31, 2025. MPC Energy Solutions NV is an equity method investment of the Company and, together with its subsidiaries, is considered a related party of the Company. The Company provides corporate management and asset management services to MPC Energy Solutions NV and its subsidiaries.

The outstanding amounts from service performed for MPC Energy Solutions NV and its subsidiaries, included in ‘Due from related parties’ in the accompanying consolidated balance sheets, amount to $777,997 and $73,521 as of December 31, 2024 and 2025, respectively.

MPC Caribbean Clean Energy Limited

MPC Capital holds around 22.2% of the shares in MPC Caribbean Clean Energy Limited as of December 31, 2025. MPC Caribbean Clean Energy Limited is an equity method investment of the Company and, together with its subsidiaries, is considered a related party of the Company. The Company acts as a fund manager to MPC Caribbean Clean Energy Limited and its subsidiaries.

The outstanding amounts from services performed for MPC Caribbean Clean Energy Limited and its subsidiaries, included in ‘Due from related parties’ in the accompanying consolidated balance sheet, amount to $523,304 and $48,219 as of December 31, 2024 and 2025, respectively.
5.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2023	$3,231,461
Additions	1,556,902
Amortization	(1,363,517)
Transfer to Assets held for sale (Note 7(c))	(460,930)
Disposals	(758,372)
Balance December 31, 2024	$2,205,544
Additions	5,261,785
Amortization	(1,400,875)
Balance December 31, 2025	$6,066,454

During the years ended December 31, 2024 and 2025, one of the Company’s dry bulk carrier vessels (the M/V Magic Mars) and four of the Company’s dry bulk carrier vessels (the M/V Magic P, M/V Magic Ariel, M/V Magic Starlight and M/V Magic Celeste) concluded scheduled dry-docking repairs, respectively.

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

In connection with the acquisition in October 2024 of the M/V Raphaela with time charter attached, the Company recognized intangible assets of $477,101 representing the fair value of the favorable time charter attached to the vessel. The M/V Raphaela attached charters commenced upon the vessel’s delivery, on October 3, 2024 and was concluded within the first quarter of 2025 and the respective intangible asset was fully amortized during that period.

For the years ended December 31, 2023, 2024, and 2025, the amortization of the acquired time charters related to the above acquisitions amounted to $2,242,333, $622,541 and $119,733, respectively, and is included in ‘Time Charter Revenues’ in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale:

(a)  Vessels, net: The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	$262,066,353	$(32,529,357)	$229,536,996
— Acquisitions, improvements, and other vessel costs	71,838,073	—	71,838,073
— Transfer to Assets held for sale (b)	(48,027,623)	10,233,199	(37,794,424)
— Vessel disposals	(57,997,284)	8,420,635	(49,576,649)
— Period depreciation	—	(13,560,803)	(13,560,803)
Balance December 31, 2024	227,879,519	(27,436,326)	200,443,193
— Improvements, and other vessel costs	569,051	—	569,051
— Vessel disposals	(42,365,879)	7,495,493	(34,870,386)
— Period depreciation	—	(9,645,825)	(9,645,825)
Balance December 31, 2025	$186,082,691	$(29,586,658)	$156,496,033

(b) Vessel Acquisitions and other Capital Expenditures:

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

During the years ended December 31, 2024 and 2025, the Company incurred aggregate vessel improvement costs of $0.05 million and $0.6 million, respectively, mainly relating to the installation of new equipment pursuant to environmental regulations.

(c)  Disposal of vessels / Assets held for sale

On March 13, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Rainbow for a gross sale price of $12.6 million. The M/V Magic Rainbow was delivered to its new owners on April 18, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $3.2 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On June 2, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Twilight for a gross sale price of $17.5 million. The M/V Magic Twilight was delivered to its new owners on July 20, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $3.2 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

On September 22, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Argo for a gross sale price of $15.75 million. The M/V Magic Argo was delivered to its new owners on December 14, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $2.6 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On October 6, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Sun for a gross sale price of $6.55 million. The M/V Magic Sun was delivered to its new owners on November 14, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $0.7 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On October 16, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Phoenix for a gross sale price of $14 million. The M/V Magic Phoenix was delivered to its new owners on November 27, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net loss of $3.3 million which is included in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On March 23, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $13.95 million. On September 26, 2023, the Company announced that the previously announced sale of the M/V Magic Moon was terminated following the buyers’ failure to take delivery of the vessel.

On November 10, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $11.8 million. The M/V Magic Moon was delivered to its new owner on January 16, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $2.4 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On December 7, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Orion for a gross sale price of $17.4 million. The M/V Magic Orion was delivered to its new owner on March 22, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $1.4 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On December 21, 2023, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus (Note 4), for a gross sale price of $17.5 million. The M/V Magic Venus was delivered to its new owner on May 10, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $3.2 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The M/V Magic Nova was delivered to its new owner on March 11, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $4.1 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The M/V Magic Horizon was delivered to its new owner on May 28, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $4.3 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The M/V Magic Nebula was delivered to its new owner on April 18, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $1.9 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On May 1, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Vela for a gross sale price of $16.4 million. The M/V Magic Vela was delivered to its new owner on May 23, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $2.0 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On November 13, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Ariana A for a gross sale price of $16.5 million. In addition, on December 4, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Gabriela A for a gross sale price of $19.3 million.  The Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the date the relevant agreements were entered into, as of December 31, 2024, classified the carrying value of the vessels amounting to $34,625,833 and such vessel’s inventory onboard, amounting to $107,570, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. As of December 31, 2024 for the M/V Ariana A, the difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $3,629,521, was recorded, and is separately reflected as ‘Loss on vessels held for sale’ in the accompanying consolidated statements of income. The M/V Ariana A was delivered to its new owner on January 22, 2025. The M/V Gabriela A was delivered to its new owner on May 7, 2025 and the Company recognized during the year ended December 31, 2025 a net gain of $0.2 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On March 6, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse for a gross sale price of $13.5 million. The vessel was delivered to its new owners on March 24, 2025. In connection with this sale, the Company recognized during the first quarter of 2025 a net loss of $2.0 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying consolidated statements of comprehensive income.

On March 11, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Callisto for a gross sale price of $14.5 million. The vessel was delivered to its new owners on April 28, 2025. The Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the date the relevant agreement was entered into, the M/V Callisto was measured at the lower of its carrying value and fair value (sale price) less costs to sell. As of such date, the difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value, amounted to a loss of $5.6 million and was recognized as ‘Loss on vessels held for sale’ in the accompanying consolidated statements of comprehensive income.

The respective sales of the above vessels took place due to favorable offers in each case. The terms of each of the transactions on December 21, 2023, January 19, 2024, February 15, 2024, March 6, 2025 and March 11, 2025 were negotiated and approved by a special committee of the Company’s disinterested and independent directors.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

Assets held for sale

The Company’s subsidiary Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG (“EP Heringen”), which operates a windfarm in Germany, met the held for sale criteria as of December 31, 2024 and Assets held for sale included EP Heringen as follows:

In thousands	December 31, 2024

Goodwill	$3,239
Property, plant and equipment	29,883
Intangible assets	567
Accounts receivable trade, net and other current assets	288
Cash and cash equivalents	720
Assets held for sale	$34,697

Long-term debt, net	$15,685
Deferred tax liabilities	1,228
Accounts payable and other current liabilities	743
Liabilities directly associated with assets held for sale	$17,656

In the first quarter of 2025, the Company re-assessed whether EP Heringen qualifies as a discontinued operation as defined by ASC 205-20 “Discontinued Operations” and determined that EP Heringen does not meet the corresponding criteria. As a result, the goodwill previously included in assets held for sale in the amount of $3,238,569 and deferred tax liabilities included in liabilities directly associated with assets held for sale in the amount of $1,227,844 were re-classified as of January 1, 2025. See Note 8 for further information.

As of December 31, 2025, the Company shifted its sales strategy from placing an investment fund to disposing of EP Heringen via direct sale and is in the process of selecting and engaging investment brokers. Even though management remains committed to the sale of EP Heringen, due to the change in sales strategy, an active program to locate a buyer had not been implemented as of December 31, 2025. As a result, the held for sale criteria were no longer met. Accordingly, property, plant and equipment exclusively relating to the two wind turbines, for which the fair value was determined as part of the pushdown accounting (see Note 8), in the amount of $33,748,655 was reclassified from assets held for sale to property, plant and equipment in the consolidated balance sheet for the year ended December 31, 2025. As long as EP Heringen was classified as held for sale, property, plant and equipment was not depreciated. The change in the carrying amount between December 31, 2024 and the reclassified amount solely pertains to foreign exchange translation.

During the year ended December 31, 2024, no gain or loss relating to the disposal group held for sale has been recognized in the consolidated statement of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

As of December 31, 2024, and December 31, 2025, net amounts of $69,430,788 and $0, respectively, are presented in ‘Assets held for sale’, in the accompanying consolidated balance sheets.

Assets held for sale
Balance December 31, 2023	$38,656,048
Vessels’ disposal (Note 7 (c))	(38,656,048)
Assets held for sale	69,430,788
Balance December 31, 2024	$69,430,788
Vessels’ disposal (Note 7 (c))	(34,733,403)
Assets held for sale reclassification	(34,697,385)
Balance December 31, 2025	$—

As of December 31, 2025, four of the Company’s owned vessels, having a net carrying value of $88.9 million, were subject to first priority mortgages as collateral under the $50.0 Million Term Loan Facility (Note 12). In addition, the Company’s one bareboat chartered vessel, having a net carrying value of $13.3 million as of December 31, 2025, has been financed through sale and leaseback agreement. As is in typical leaseback agreements, the title of ownership is held by the relevant lenders.
Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2024 and December 31, 2025.

8.	Acquisition of MPC Capital

On December 16, 2024, Castor Maritime Inc., through Thalvora Holdings GmbH, completed the acquisition of 26,116,378 shares of common stock of MPC Capital, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of $191,977,316, excluding transaction related costs. MPC Capital is a public limited liability company incorporated and domiciled in Germany and is listed on the Scale Segment of the German Stock Exchange in Frankfurt/Main since 2000. Acquisition related costs amounted to $7,017,535 as of December 31, 2024 and are included in the ‘General and Administrative Expenses’ in the accompanying consolidated statement of comprehensive income.

The Company has elected to apply pushdown accounting to the MPC Capital subsidiary. The new basis of accounting was established by the Company for the individual assets and liabilities of the subsidiary that were acquired using the acquisition method of accounting.

As of December 31, 2024, the valuation related to the acquisition of MPC Capital was not final, and the acquisition price allocation was preliminary and subject to revision. The primary areas of the acquisition price allocation that were not yet finalized related to certain property, plant and equipment, intangible assets, liabilities and tax balances.

In December 2025, the valuation processes related to the acquisition of MPC Capital were completed. The purchase price allocation has been finalized to reflect all facts and circumstances that existed as of the acquisition date. Adjustments solely relate to intangible assets and the associated tax related balance sheet items. The fair values of the customer relationships and order backlogs were remeasured based on more detailed revenue information. Furthermore, the due from related parties were revised to reflect the open balances as of the acquisition date.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Acquisition of MPC Capital (continued):

The following table summarizes the preliminary and final allocation of the fair value of MPC Capital’s assets, liabilities and noncontrolling interest as at December 16, 2024:

Assets acquired	Preliminary acquisition price allocation	Final acquisition price allocation	Adjustment
Cash and cash equivalents	$28,026,596	28,026,596
Account receivable trade, net	3,365,268	3,365,268
Due from related parties	9,779,850	8,858,760	(921,090)
Prepaid expenses and other assets	912,152	912,152
Income tax receivable	11,941,846	11,941,846
Assets held for sale	35,246,768	35,246,768
Derivative Assets	1,297,985	1,297,985
Property and equipment, net	2,075,104	2,075,104
Operating lease right-of-use assets	7,882,948	7,882,948
Intangible assets, net	19,574,760	20,505,211	930,451
Goodwill	18,079,618	18,372,217	292,599
Equity method investments	50,920,542	50,920,542
Equity method investments measured at fair value	113,694,883	113,694,883
Equity investments	5,228,041	5,228,041
Prepaid expenses and other assets	205,824	205,824
Deferred tax assets	1,841,537	1,841,537
Total assets acquired	310,073,722	310,375,682	301,960

Liabilities assumed
Current portion of long-term debt, net	1,061,812	1,061,812
Accounts payable	616,988	616,988
Accrued liabilities	15,123,454	15,123,454
Due to related parties	203,177	203,177
Liabilities directly associated with assets held for sale	18,065,703	18,065,703
Derivative liabilities	1,520,984	1,520,984
Income tax payable	7,062,263	7,062,263
Operating lease liabilities	1,064,277	1,064,277
Long-term debt, net	2,625,300	2,625,300
Accrued liabilities	167,522	167,522
Operating lease liabilities	6,818,672	6,818,672
Deferred tax liabilities	8,142,701	8,444,661	301,960
Total liabilities assumed	62,472,853	62,774,813	301,960

Noncontrolling interests	55,623,553	55,623,553
Assets acquired less liabilities assumed and noncontrolling interests	$191,977,316	191,977,316

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Acquisition of MPC Capital (continued):

The fair value of the non-controlling interest on the acquisition date (December 16, 2024) was based on the MPC Capital common stock price reported on the Scale Segment of the German Stock Exchange in Frankfurt/Main at the date of the acquisition and amounted to $54.7 million, which represented Level 1 inputs, and the fair value of the non-controlling shareholders at the level of the MPC Capital, amounted to $1.0 million.

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

The Company re-assessed whether EP Heringen qualifies as a discontinued operation as defined by ASC 205-20 “Discontinued Operations” and determined that EP Heringen does not meet the corresponding criteria. As a result, the goodwill previously included in assets held for sale in the amount of $3,238,569 was re-classified as of January 1, 2025.

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2025 are as follows.

Balance as of December 16, 2024	$18,079,618
Net exchange differences during the period	(147,375)
Balance as of December 31, 2024	17,932,243
Reclassification of goodwill included in assets held for sale	3,238,569
Finalization purchase price allocation	292,599
Net exchange differences during the period	2,663,413
Balance as of December 31, 2025	$24,126,824

The determination of the fair values of the acquired assets and liabilities (and the determination of estimated lives of depreciable tangible and identifiable intangible assets) requires significant judgment. The contingent liabilities recognized as a result of the pushdown accounting were measured using the probability weighted settlement amount in accordance with ASC 450 (see Note 18). The fair value of the trade receivables and receivables due from related parties include provision for doubtful accounts amounted to $449,556 and $8,984,028, respectively. No credit loss expenses were recognized during the reporting period. There are no purchased financial assets with credit deterioration. The most significant portion of the investments measured at fair value are equity method investments for which the fair value option was elected (see Note 11). These investments were measured using quoted prices (Level 1). Equity investments were measured at net asset value (“NAV”) as a practical expedient (see Note 16).

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

At December 31, 2024 and 2025, the Company performed its annual impairment testing for goodwill and found that no impairment charge should be recorded.

9.	Property, Plant and Equipment, net

The following table shows the Company’s gross property, plant and equipment by major asset classes as of December 31, 2024 and 2025.

	Year Ended
	December 31, 2024	December 31, 2025
Wind turbines	$—	$32,576,826
Leasehold improvements	1,809,400	1,914,676
Office Furniture	116,613	105,743
Other fixtures and fittings, office equipment	68,178	61,274
Property, plant and equipment, net	$1,994,191	$34,658,519

The wind turbines previously classified as held for sale as of December 31, 2024 were reclassified to held and used in December 2025 in the gross amount of $33,748,655.

The wind turbines were not depreciated while classified as held for sale. Following the reclassification, depreciation resumed, and the depreciation relating to the period in which no depreciation had been recognized was recorded as of December 31, 2025 in the amount of $1,159,575. For further information regarding the reclassification see Note 7.

Leasehold improvements mainly relate to the MPC Capital Hamburg office. Total depreciation recognized in the consolidated statement of comprehensive income amounted to $1,503,050 for the year ended December 31, 2025, compared to $34,350 for the period from December 16, 2024 to December 31, 2024.

The following tables reflect the gross carrying amount and accumulated depreciation as of December 31, 2024 and 2025:

	2025
	Gross carrying amount	Accumulated depreciation	Net Carrying amount
Wind turbines	$33,748,655	$(1,171,829)	$32,576,826
Leasehold improvements	2,228,502	(313,826)	1,914,676
Office furniture	133,455	(27,712)	105,743
Other fixtures and fittings, office equipment	115,527	(54,253)	61,274
Property, plant and equipment, net	$36,226,139	$(1,567,620)	$34,658,519

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Property, Plant and Equipment, net (continued):

	2024
	Gross carrying amount	Accumulated depreciation	Net Carrying amount
Leasehold improvements	$1,841,160	$(31,760)	$1,809,400
Office furniture	117,595	(982)	116,613
Other fixtures and fittings, office equipment	69,760	(1,582)	68,178
Property, plant and equipment, net	$2,028,515	$(34,324)	$1,994,191

10.	Intangible Assets, net

The following table shows the Company’s intangible assets by major asset classes as of December 31, 2024 and 2025:

	Year Ended
	December 31, 2024	December 31, 2025
Brand	$279,173	$290,959
Customer relationship	10,304,898	11,656,130
Order backlog	8,409,416	8,366,621
Favorable contract	270,467	839,535
Licenses, software	41,791	—
Concessions	17,858	20,158
Intangible assets, net	$19,323,603	$21,173,403

The gross carrying amounts of intangible assets developed as follows during the years ended December 31, 2024 and 2025:

	Brand	Customer relationship	Order backlog	Favorable contract	Licenses, software & Concessions	Total
December 31, 2023	$—	$—	$—	$—	$—	$—
Assets acquired on December 16, 2024	282,372	10,406,934	8,536,907	274,981	73,566	19,574,760
Dispositions	—	—	—	—	(13,327)	(13,327)
Foreign exchange translation	(2,301)	(84,832)	(69,578)	(2,241)	(600)	(159,552)
December 31, 2024	$280,071	$10,322,102	$8,467,329	$272,740	$59,639	$19,401,881
Reclassified from assets held for sale	—	—	—	640,136	—	640,136
Adjustment for finalization of acquisition price allocation	—	486,080	444,371	—	—	930,451
Dispositions	—	—	—	—	(35,218)	(35,218)
Foreign exchange translation	36,233	1,393,815	1,148,843	35,285	7,342	2,621,508
December 31, 2025	$316,304	$12,201,997	$10,060,533	$948,161	$31,763	$23,558,758

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Intangible Assets, net (continued):

The accumulated amortization of intangible assets developed as follows during the years ended December 31, 2024 and 2025:

	Brand	Customer relationship	Order backlog	Favorable contract	Licenses, software & Concessions	Total
December 31, 2023	$—	$—	$—	$—	$—	$—
Amortization for the year	(898)	(17,217)	(57,946)	(2,275)	—	(78,336)
Foreign exchange translation	—	13	43	2	—	58
December 31, 2024	$(898)	$(17,204)	$(57,903)	$(2,273)	$—	$(78,278)
Reclassified from assets held for sale	—	—	—	(43,989)	—	(43,989)
Adjustment for finalization of acquisition price allocation	—	(59,509)	(58,451)	—	—	(117,960)
Amortization for the year	(23,361)	(447,708)	(1,506,871)	(59,149)	(11,299)	(2,048,388)
Foreign exchange translation	(1,086)	(21,446)	(70,687)	(3,215)	(306)	(96,740)
December 31, 2025	$(25,345)	$(545,867)	$(1,693,912)	$(108,626)	$(11,605)	$(2,385,355)

Upon reclassification from asset held for sale to held and used, the favorable contract was measured at the lower of carrying amount and fair value. The amortization was recalculated for the period from when the asset was first classified as held for sale and when the held for sale classification ended. For further information regarding the reclassification of the assets held for sale see Note 7.

In December 2025, the acquisition price allocation was finalized and resulted in adjustments to the fair values of the customer relationships and order backlogs. For these assets, the amortization was adjusted accordingly. For further information regarding the finalization of the acquisition price allocation see Note 8.

For the year ended December 31, 2025 and for the period December 16, 2024 to December 31, 2024, total amortization of $2,210,337 and $78,336 was recorded, respectively. The estimated aggregate annual amortization expense for the five succeeding fiscal years is $2.19 million. The weighted-average amortization period in total is 15.5 years. The weighted-average amortization periods for major classes of the intangible assets are presented in Note 8.

11.	Equity method investments

The Company holds investments in certain companies that are accounted for pursuant to the equity method. As of December 31, 2024 and 2025, the Company held the following ownership interests in the outstanding common stock of entities which are significant from the Company’s perspective:

	Year Ended
	December 31, 2024			December 31, 2025
Equity method investments	Ownership interest	Underlying equity in net assets	Carrying amount	Ownership interest	Underlying equity in net assets	Carrying amount
Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG	50.0%	$7,686,171	$17,808,231	50.0%	$9,332,103	$20,249,258
BB Amstel B.V.	41.5%	2,523,638	7,443,176	41.5%	2,850,130	8,348,495
MPC Caribbean Clean Energy Limited, Barbados	22.2%	2,843,300	5,032,570	22.2%	2,998,449	5,466,198
Barber Ship Management Germany GmbH & Co. KG	50.0%	1,484,997	3,922,745	50.0%	1,488,460	4,111,977
BestShip GmbH & Cie. KG	—	—	—	50.0%	3,794,977	3,712,538
Rio Jul Beteiligungs GmbH & Co. KG, Hamburg	39.3%	1,740,912	4,162,422	39.3%	1,193,321	3,679,487
Other (1)	—	11,587,753	12,134,578	—	4,522,304	4,477,887
Total	—	$27,866,771	$50,503,722	—	$26,179,744	$50,045,840

(i)
As at December 31, 2025, these investments represent ownership interests ranging from approximately 25.0% to 50.0% (December 31, 2024: 20.5% to 50%) in entities engaged primarily in holding and investing in maritime assets, including equity interest in vessel-owning companies. The entities are located in Germany and Norway.

As part of the acquisition price allocation (see Note 8), the equity method investments were measured at fair value resulting in a difference between the carrying amount and the underlying equity in net assets in the amount of $22,636,951 and $23,866,096 as of December 31, 2024 and 2025.  Temporary differences between the underlying net assets and fair values determined are amortized over the useful life of the respective underlying assets. Goodwill identified for the equity method investment, if any, is not amortized. As a result, amortization in the amount of $0 and $1,004,500 was recorded as a reduction of the equity method result for the reporting period December 16 to December 31, 2024 and the year ended December 31, 2025. During the year ended December 31, 2025, the carrying amount of other equity method investments was reduced by $7,656,691 from $12,134,578 as of December 31, 2024 to $4,477,887 as of December 31, 2025, as a result of distributions received and investments transferred.

The equity method investments developed as follows during the years ended December 31, 2024 and 2025:

Balance as of December 31, 2023	$—
Equity method investments acquired on December 16, 2024	50,920,542
Net exchange differences during the period	(416,820)
Balance as of December 31, 2024	$50,503,722
Acquisitions	2,595,745
Equity method result	(326,123)
Distributions	(5,069,150)
Transfers / Other	(4,043,328)
Net exchange differences during the year	6,384,974
Balance as of December 31, 2025	$50,045,840

In February 2025, MPC Capital acquired a 50% stake in BestShip GmbH & Cie. KG, Hamburg (“BestShip”) for $2,595,745. BestShip is a performance management company that focuses on improving and optimizing energy efficiency of commercial vessels and performance management solutions.

Furthermore, the Company received distributions from several equity method investments due to excess liquidity. These distributions were recognized as a return of capital, which consequently reduced the carrying amount of the respective investment. They primarily relate to Trevamare Management Holding GmbH, Hamburg, Ahrenkiel Steamship Asset Holding GmbH & Co. KG, Hamburg, and Rio Jul Beteiligungs GmbH & Co. KG, Hamburg.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Equity method investments (continued):

Transfers primarily relate to the Company’s contribution of its investment in OSSV 1 Schifffahrtsgesellschaft mbH & Co. KG, Hamburg, which was classified as an equity method investment as of December 31, 2024, to the newly established entity MPC OSE Offshore GmbH & Co. KG, Hamburg in the year ended December 31, 2025. MPC OSE Offshore GmbH & Co. KG is classified and accounted for as an equity investment. As a result, the carrying amount of equity method investments was reduced by $3,697,377.

As of December 31, 2024 and 2025, the Company also held the following ownership interests in the outstanding common stock of entities and for which the fair value option was elected:

	Year Ended
	December 31, 2024		December 31, 2025
Equity method investments measured at fair value	Ownership interest	Carrying amount	Ownership interest	Carrying amount
MPC Container Ships ASA	13.7%	$111,586,255	17.14%	$133,674,134
MPC Energy Solutions NV	20.5%	3,868,793	20.5%	6,071,783
Total		$115,455,048	-	$139,745,917

Equity method investments measured at fair value
Balance December 31, 2023	—
Equity method investments measured at fair value acquired (through MPC Capital acquisition)	113,694,883
Unrealized gain on equity method investments revalued at fair value at end of the period	2,687,236
Unrealized foreign exchange gain from equity method investments measured at fair value – OCI portion- (1ii)	(927,071)
Balance December 31, 2024	$115,455,048
Equity method investments acquired	23,584,524
Unrealized loss on equity method investments revalued at fair value at end of the period	(10,755,335)
Unrealized foreign exchange loss from equity method investments measured at fair value (1)	(684,929)
Unrealized foreign exchange gain from equity method investments measured at fair value – OCI portion- (1ii)	12,146,609
Balance December 31, 2025	$139,745,917

(1)
The amount presented includes foreign exchange differences arising from (i) translation into the functional currency to reflect the end-of-period exchange rates and any gains or losses are included in the consolidated statements of comprehensive income and (ii) translation of the accounts of foreign subsidiaries with non-USD functional currencies and the resulting cumulative translation adjustments, which are recorded in Other Comprehensive Income (OCI) in the consolidated statements of comprehensive income and accumulated in Accumulated Other Comprehensive Income (AOCI) within equity.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Equity method investments (continued):

Castor’s subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, acquired during the year ended December 31, 2025, 3.44% shares in MPCC amounting $23,584,524, resulting in MPC Capital and its affiliated entities collectively increasing their holding of total voting rights in MPCC from approximately 16.68% to 20.12%, or 89,260,056 shares.

As part of the pushdown accounting, the fair value option was elected for MPC Container Ships ASA and MPC Energy Solutions N.V. For the years ended December 31, 2024 and 2025, a net gain in the amount of $2,537,974 and a net loss in the amount of $12,509,543,  respectively, are attributed to MPC Container Ships ASA and a net gain in the amount of $149,261 and  $1,754,208, respectively, are associated with MPC Energy Solutions NV. Both amounts are recorded in net loss from equity method investments measured at fair value in the consolidated statement of comprehensive income. Furthermore, as of December 31, 2024 and 2025, the Company received dividends amounting to $4,209,527 and $17,967,315, respectively, from MPC Container Ships ASA. The entire net gain / (loss) from equity method investments during the years ended December 31, 2024 and 2025,  is attributable to the fair value changes (Level 1) of these two entities.
For those equity method investments that are considered significant from the Company’s perspective, summarized consolidated financial information is provided below.

MPC Caribbean Clean Energy Limited, Barbados (in thousands)	December 31, 2024		December 31, 2025
Current assets		$1,077	$5,208
Non-current assets		32,348	26,093
Current liabilities		660	105
Non-current liabilities		10,000	10,000
Net income/(loss)		*	(1,308)
Total comprehensive income/(loss)	$	*	$(1,308)

* denotes that earnings of these entities were immaterial in the period from December 16 to December 31, 2024.

BB Amstel B.V. (in thousands)	December 31, 2024		December 31, 2025
Current assets		$951	$911
Non-current assets		17,113	20,650
Current liabilities		124	161
Non-current liabilities		—	—
Revenue		*	71
Net income		*	448
Total comprehensive income	$	*	$448

Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG (in thousands)	December 31, 2024		December 31, 2025
Current assets		$5,405	$21,076
Non-current assets		11,740	10,933
Current liabilities		3,861	21,300
Non-current liabilities		—	—
Revenue		*	21,969
Net income		*	1,251
Total comprehensive income	$	*	$1,251

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Equity method investments (continued):

Barber Ship Management Germany GmbH & Co. KG (in thousands)	December 31, 2024		December 31, 2025
Current assets		$293	$2,714
Non-current assets		2,183	2,613
Current liabilities		160	2,387
Non-current liabilities		208	—
Revenue		*	2,439
Net income		*	(362)
Total comprehensive income	$	*	$(362)

BestShip GmbH & Cie. KG (in thousands)	December 31, 2025
Current assets	$4,086
Non-current assets	161
Current liabilities	1,300
Non-current liabilities	—
Revenue	5,016
Net income	1,711
Total comprehensive income	$1,711

MPC Energy Solution N.V. (in thousands)	December 31, 2024		September 30, 2025 (1)
Current assets		$24,977	$22,034
Non-current assets		98,614	104,143
Current liabilities		6,674	4,869
Non-current liabilities		66,677	74,547
Market value (December 31, 2024 and 2025)		18,853	29,573
Revenue		*	8,181
Net income	$	*	$(3,331)

(1) Consolidated financial information of MPC Energy Solutions N.V. as of December 31, 2025 was not available when these consolidated financial statements were issued. The specific equity method investment is measured at fair value.

MPC Container Ships ASA (in thousands)	December 31, 2024		December 31, 2025
Current assets		$178,061	$492,252
Non-current assets		1,053,313	1,034,340
Current liabilities		114,438	150,555
Non-current liabilities		299,316	441,851
Market value (December 31, 2024 and 2025)		813,367	779,243
Revenue		*	517,803
Net income/(loss)	$	*	$237,371
Total comprehensive income/(loss)		*	236,769

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities:

(a)	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets of December 31, 2024 and 2025, is analyzed as follows:

	Year Ended
Loan facilities	December 31, 2024	December 31, 2025
$50.0 Million Term Loan Facility (a)	$—	$50,000,000
€5.0 Million Term Loan (b)	3,657,056	4,705,240
€16.2 Million Term Loan (c)	—	15,155,723
€1.72 Million Term Loan (d)	—	1,736,708
Total long-term debt	$3,657,056	$71,597,671
Less: Deferred financing costs	—	(967,454)
Total long-term debt, net of deferred finance costs	$3,657,056	$70,630,217

Presented:
Current portion of long-term debt	$1,053,156	$5,886,012
Less: Current portion of deferred finance costs	—	(248,392)
Current portion of long-term debt, net of deferred finance costs	$1,053,156	$5,637,620

Non-Current portion of long-term debt	2,603,900	65,711,659
Less: Non-Current portion of deferred finance costs	—	(719,062)
Non-Current portion of long-term debt, net of deferred finance costs	$2,603,900	$64,992,597

a.	$50.0 Million Term Loan Facility

On October 13, 2025, four of the Company’s wholly owned dry bulk vessel ship-owning subsidiaries, owning the M/V Magic Ariel, M/V Magic Celeste, M/V Magic Mars and M/V Magic Starlight, entered into a sustainability-linked senior term loan facility in the amount of $50.0 million with Alpha Bank S.A (“Alpha Bank”). The facility was drawn down on October 24, 2025. This facility has a term of five years from the drawdown date, bears interest at rate of Term SOFR plus a margin, which may be adjusted based on the Company’s performance against certain sustainability-linked targets per annum and is repayable in twenty (20) equal quarterly installments of $950,000 each, plus a balloon installment of $31.0 million payable simultaneously with the last installment at maturity, on October 24, 2030.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities (continued):

The above facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers, an earnings account pledge, manager’s undertakings and is guaranteed by the Company. The borrowers are required to maintain an aggregate minimum liquidity of $1,000,000 in their pledged deposit accounts. The Company as guarantor is also required to (i) maintain a leverage ratio (as defined therein), that will not be higher than 70% until maturity and (ii) maintain free cash of not less than $500,000 per vessel in the fleet at all times. This facility’s net proceeds will be used for general corporate purposes. As of December 31, 2025, the outstanding balance of the loan is $50,000,000.

b.	€5 Million Term Loan

On November 20, 2024, MPC Maritime Holding GmbH entered into a term loan in the amount of up to €5.0 million ($5.27 million) with Ostfriesische Volksbank eG. The term loan was drawn down in a tranche of €3.5 million ($3.69 million) on December 9, 2024 and in a tranche of €1.5 million ($1.55 million) in January 2025. This term loan has a term of five years from the first date of the first installment payment (March 31, 2025), bears interest at a margin of 2.1% - 1.8% over EURIBOR (for drawings in Euro) and over SOFR (for drawings in US Dollar). It is repayable in twenty equal quarterly installments of €250,000 ($294,078) starting at March 31, 2025. The term loan is unsecured and is not subject to any covenants. For the year ended December 31, 2025, the weighted average interest rate was 4.36%. As of December 31, 2024, the outstanding balance of the loan was $3,657,056, including $12,056 accrued interest. As of December 31, 2025, the outstanding balance of the loan is $4,705,240.

c.	€16.2 Million Term Loan

In May 2022, Energiepark Heringen-Philippsthal WP HP GmbH & Co. KG (“EP Heringen”) entered into a credit facility with Commerzbank Aktiengesellschaft, Frankfurt am Main. The nominal value of the credit facility at inception was €16.21 million ($17.45 million) with a nominal fixed interest rate of 1.73% p.a. until March 2032. Thereafter, interest will adjust to a variable interest rate determined by reference to EURIBOR. The repayment of the loan is allocated over equal quarterly installments in the amount of €225,139 ($ 264,833) ending in December 2041. As of December 31, 2025, the outstanding balance of the loan is $15,155,723.

d.	€1.72 Million Term Loan

In May 2022, EP Heringen entered into a second credit facility for an amount of €1.72 million ($1.85 million) with Commerzbank Aktiengesellschaft, Frankfurt am Main. The nominal fixed interest rate of this facility is 2.68% p.a. until March 2032.  Thereafter, interest will adjust to a variable interest rate determined by reference to EURIBOR. The repayment of the loan is allocated over equal quarterly installments in the amount of €23,423 ($27,553) ending in September 2042.

This term loan and the  €16.2 Million Term Loan described above are, unsecured and unrestricted and are not subject to any covenants. As of December 31, 2025, the outstanding balance of the loan is $1,736,708.

As of December 31, 2024, both term loans with Commerzbank were presented as liabilities held for sale in the consolidated balance sheet as EP Heringen met the held for sale criteria (Note 7). In December 2025, these loans were reclassified to held and used.

e.	€5.0 million Revolving Credit Facility

On November 17, 2023, MPC Capital entered into a revolving credit facility in the amount of €5.0 million ($5.43 million) with VR Bank in Holstein eG until further notice. It bears interest at a margin of 1.5% over EURIBOR and is unsecured and is not subject to any covenants. As of December 31, 2025, the facility is not drawn.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities (continued):

f.	$11.0 Million Term Loan Facility

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

g.	$15.29 Million Term Loan Facility

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities (continued):

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

As of December 31, 2024, this loan facility has been fully repaid.

h.	$40.75 Million Term Loan Facility

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities (continued):

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

As of December 31, 2024, this loan facility has been fully repaid.

i.	$55.0 Million Term Loan Facility

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities (continued):

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

As of December 31, 2024, this loan facility has been fully repaid.

j.	$22.5 Million Term Loan Facility

On November 22, 2022, the Company entered into a $22.5 million senior secured term loan facility with Chailease Singapore (the “$22.5 Million Term Loan Facility”), through and secured by two of the Company’s wholly owned containership owning subsidiaries, those owning the M/V Ariana A and the M/V Gabriela A. The facility was drawn down in two tranches of $11.25 million each on November 28, 2022, and December 7, 2022, respectively. This facility has a term of five years from the drawdown date of each tranche, bears interest at a 3.875% margin over SOFR per annum and each tranche is repayable in sixty (60) consecutive monthly installments (installments 1 to 9 in the amount of $250,000, installments 10 to 12 in the amount of $175,000, installments 13 to 59 in the amount of $150,000 and a balloon installment in the amount of $1,425,000 payable at maturity). The above facility is secured by first preferred mortgage and first priority general and charter assignment covering earnings, insurances, requisition compensation and any charter and charter guarantee over the vessels owned by the borrowers, shares security deed relating to the shares of the vessels’ owning subsidiaries, managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender. This facility’s net proceeds were used to fund the acquisitions of the M/V Ariana A and the M/V Gabriela A and for general corporate purposes.

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

As of December 31, 2024, this loan facility has been fully repaid

As of December 31, 2025, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash, current as of December 31, 2025, represent retention deposits required under certain of our loan facilities.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities (continued):

The annual principal payments for the Company’s outstanding debt arrangements as of December 31, 2025, on an undiscounted basis, required to be made after the balance sheet date, are as follows:

Twelve-month period ending December 31,	Amount
2026	$6,145,855
2027	6,145,855
2028	6,145,855
2029	6,145,855
2030 and thereafter	48,917,199
Total long-term debt	$73,500,619
Less: unamortized debt discount	(1,902,948)
Less: current portion of long-term debt	(5,886,012)
Long-term debt, non-current	$65,711,659

The weighted average interest rate on the Company’s long-term debt for the years ended December 31, 2023, 2024 and 2025 was 8.5%, 8.7% and 1.77% respectively.

Total interest incurred on long-term debt and amortization of interest for the years ended December 31, 2023, 2024 and 2025, amounted to $9.8 million, $3.7 million and $0.9 million respectively, and is included in Interest and finance costs’ (Note 24) in the accompanying consolidated statements of comprehensive income.

(b)	Financial Liabilities

The amount of financial liabilities shown in the 2025 accompanying consolidated balance sheet is analyzed as follows:

Year Ended
Financial Liabilities	December 31, 2025
Financial liabilities	$13,981,920
Total long-term financial liabilities	$13,981,920
Less: Deferred financing costs	(386,160)
Total long‐term financial liabilities, net of deferred finance costs	$13,595,760

Presented:
Current portion of long-term financial liabilities	$1,668,050
Less: Current portion of deferred finance costs	(119,060)
Current portion of long‐term financial liabilities, net of deferred finance costs	$1,548,990

Non-Current portion of long‐term financial liabilities	12,313,870
Less: Non-Current portion of deferred finance costs	(267,100)
Non-Current portion of long‐term financial liabilities, net of deferred finance costs	$12,046,770

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Long-Term Debt and Financial Liabilities (continued):

On July 11, 2025, the Company entered into a sale and leaseback agreement with an unaffiliated Japanese counterparty for the M/V Magic Thunder, a 2011-built Kamsarmax bulk carrier vessel, for an aggregate amount of $14,640,000. The vessel was delivered to its buyers on July 29, 2025 and the Company chartered in the vessel under bareboat charter party for a period of five years, and has a purchase option beginning at the end of the second year of vessel’s bareboat charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the option to repurchase the vessel for $6,295,180 on the expiration of the lease on the fifth year.

On December 29, 2025, the Company entered into a sale and leaseback agreement with an unaffiliated Japanese counterparty for the M/V Magic Perseus, a 2013-built Kamsarmax bulk carrier vessel, for an aggregate amount of $15,600,000. The vessel was delivered to its buyers on January 22, 2026 and the Company chartered in the vessel under bareboat charter party for a period of eleven years, including a put option for the counterparty at the end of year eight, and a purchase option for the Company beginning at the end of the second year of the bareboat charter period. If not repurchased earlier, the Company has the option to repurchase the vessel at no additional cost, on the expiration of the lease on the eleventh year.

The Company determined that, under ASC 842-40 Sale and Leaseback Transactions, both vessel transactions are failed sales and consequently the assets were not derecognized from the financial statements and the proceeds from the sale of the vessels were accounted for as financial liabilities. As of December 31, 2025, only the proceeds from M/V Magic Thunder are included as financial liabilities in the consolidated balance sheets, as the transaction for M/V Magic Perseus was concluded after year-end. As of December 31, 2025, the average remaining lease term of the above sale and leaseback agreement was 4.5 years and the average interest rate was 6.23%.

As of December 31, 2025, and throughout the term of the leases, the Company has annual financial liabilities as shown in the table below:

Twelve-month period ending December 31,	Amount
2026	$1,668,050
2027	1,668,050
2028	1,672,620
2029	1,668,050
2030 and thereafter	7,305,150
Total long-term financial liabilities	$13,981,920

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Investment in equity securities/ Equity Investments

(a)    Investment in equity securities with readily determinable fair values

A summary of the movement in listed equity securities for the years ended December 31, 2024 and 2025 is presented in the table below:

Equity securities
Balance December 31, 2023	$77,089,100
Equity securities acquired	59,903,362
Proceeds from sale of equity securities	(52,940,067)
Net loss on sale of equity securities	(99,238)
Realized foreign exchange loss	(169,881)
Unrealized loss on equity securities revalued at fair value at end of the period	(14,639,422)
Unrealized foreign exchange loss	(24,844)
Balance December 31, 2024	$69,119,010
Equity securities acquired	15,694,496
Proceeds from sale of equity securities	(74,463,553)
Net loss on sale of equity securities	(7,827,960)
Unrealized foreign exchange gain	24,845
Unrealized gain on equity securities revalued at fair value at end of the period	25,212,937
Balance December 31, 2025	$27,759,775

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

In the years ended December 31, 2023, 2024 and 2025, the Company received dividends of $1,312,222, $6,692,418 and $1,808,473, respectively, from its investments in listed equity securities.

(b)   Equity investments without readily determinable fair values

A summary of the movement in equity investments without readily determinable fair values for the years ended December 31, 2024 and 2025 is presented in the table below:

Equity securities
Balance December 31, 2023	$-
Equity investments acquired (through MPC Capital acquisition)	5,228,041
Dispositions	(248,715)
Net exchange differences	(317,668)
Balance December 31, 2024	$4,661,658
Equity investments transferred	4,249,432
Equity investments purchased	755,128
Unrealized gain	315,447
Impairment loss	(828,558)
Unrealized foreign exchange gain	779,115
Balance December 31, 2025	$9,932,222

The investment in OSSV 1 Schifffahrtsgesellschaft mbH & Co. KG, Hamburg, which was classified as equity method investment as of December 31, 2024 (Note 11), was contributed to MPC OSE Offshore GmbH & Co. KG, Hamburg during the year ended December 31, 2025. The transfer amounted to $3,697,377. Refer to Note 11 for additional information.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Investment in equity securities/ Equity Investments (continued):

In the years ended December 31, 2023, 2024, and 2025, the Company received dividends of $0, $0, and $1,606,818, respectively, from its equity investments without readily determinable fair values.

14.	Investment in debt securities:

As of December 31, 2024 and 2025, the Company’s investment in debt securities amounted to $0 and $1,304,924, respectively, and is presented in the accompanying consolidated balance sheet as current or non-current based on the investment’s classification. Held-to-maturity investments, comprising corporate bonds with maturities greater than twelve months, are classified as non-current. Trading debt securities, consisting of corporate bonds, are classified as current and may be sold when the Company deems it appropriate based on profitability and liquidity requirements.

The maturity schedule of the outstanding investments in debt securities that are classified as held-to-maturity as of December 31, 2025, is as follows:

Maturity date	Carrying amount	Fair value	Unrealized gains
Due within 1 year	—	—	—
Due in 1-5 years	750,000	760,658	10,658
Due in 5-10 years	—	—	—
Total	750,000	760,658	10,658

No allowance for credit losses was deemed necessary on these investments as of December 31, 2025.

The following table presents the carrying amount and unrealized gains of trading debt securities as of December 31, 2025:

Balance December 31, 2025	Carrying amount	Unrealized Gains
Trading debt securities	$554,924	$4,069
Total	$554,924	$4,069

15.	Equity Capital Structure:

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Equity Capital Structure (continued):

(a)	Common Shares:

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

June 2020 underwritten common stock follow-on offering (the “2020 June Equity Offering”)

The Company previously issued Class A Warrants in connection with its June 2020 underwritten common stock follow-on offering. The warrants were exercisable for common shares at an exercise price that was adjusted to $25.30 per share following the Spin-Off. No Class A Warrants were exercised during the years ended December 31, 2024 and 2025. As of December 31, 2024, 623 Class A Warrants remained outstanding. All remaining Class A Warrants expired unexercised during 2025 and none were outstanding as of December 31, 2025.

2020 registered direct equity offering (the “2020 July Equity Offering”)

The Company issued Private Placement Warrants in connection with its 2020 registered direct equity offering. The exercise price of the warrants was adjusted to $25.30 per share following the Spin-Off. On October 6, 2023, the Company repurchased 67,864 Private Placement Warrants from certain unaffiliated third-party holders in privately negotiated transactions at a price of $0.105 per warrant, for an aggregate purchase price of $7,126. Following this repurchase, no Private Placement Warrants remained outstanding as of December 31, 2023.

2021 Third Registered Direct Equity Offering

The Company issued the April 7 Warrants in connection with its 2021 Third Registered Direct Equity Offering. Following the Spin-Off, the exercise price of the warrants was adjusted to $55.30 per share. On October 6, 2023, the Company repurchased 8,900,000 April 7 Warrants from unaffiliated third-party holders in privately negotiated transactions at a price of $0.105 per warrant, for an aggregate purchase price of approximately $0.9 million. Following the repurchase, the April 7 Warrants were exercisable in the aggregate into 1,033,077 common shares at an exercise price of $55.30 per share (reflecting adjustments as a result of the 1-for-10 reverse stock split discussed above).

The fair value of the repurchased warrants was estimated using the Black-Scholes option pricing model with Level 3 inputs, including an expected volatility assumption of 100%. In accordance with ASC 505-30, the difference between the carrying value and the fair value of the April 7 Warrants and Private Placement Warrants repurchased, amounting to approximately $0.4 million, was recorded as a deemed dividend in retained earnings and reflected in the Company’s earnings per share calculation for 2023 (see Note 19).

On April 22, 2024, the Company commenced a series of private transactions to purchase all of its outstanding April 7 Warrants at a price of $0.105 per warrant.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Equity Capital Structure (continued):

On May 31, 2024, the Company repurchased in a tender offer 10,080,770 Warrants, exercisable in the aggregate into 1,008,077 common shares for an aggregate cost of $1,058,481 excluding fees relating to the tender offer. Following the retirement and cancellation by the Company of the April 7 Warrants purchased pursuant to the tender offer, as of December 31, 2024 and 2025, the April 7 Warrants that remain outstanding are exercisable in the aggregate into 25,000 Common Shares.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Equity Capital Structure (continued):

(b)	Preferred Shares:

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Equity Capital Structure (continued):

On December 23, 2025, Castor and Toro agreed to amend the terms of Castor Series D Preferred Shares to extend the initial conversion date by one-year, which shall be to January 1, 2027.

Following the extension of the initial conversion date and the amendments to the terms of the Series D Preferred Shares, the Company followed the provisions of ASC 470-50 “Modifications and Extinguishments” to determine whether the amendment to the preferred stock should be accounted for as a modification or extinguishment. The Company treated that amendment as modification. In assessing the accounting impact, the Company analogized to the guidance in ASC 718 on equity modifications and compared the fair value of the instrument immediately before and after the amendment. As the fair value of the preferred stock after the modification was lower than its fair value immediately prior to the modification, no incremental fair value was recognized and, accordingly, no adjustment was recorded to retained earnings. The Company continues to account for the Series D Preferred Shares under its existing measurement model as discussed below.

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

•
Conversion Rights.  The Series D Preferred Shares are convertible, at their holder’s option, to common shares after January 1, 2027 (as amended) and at any time thereafter. The conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $7.00 per common share and (ii) the 5-day value weighted average price immediately preceding the conversion date. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split discussed herein. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

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

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Equity Capital Structure (continued):

•
No Preemptive Rights; No Sinking Fund.  Holders of the Series D Preferred Shares do not have any preemptive rights. The Series D Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

The Series D Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer, has significant influence in Castor and is also the controlling shareholder of Toro, can effectively determine the timing of the redemption of the Series D Preferred Shares.

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

As of December 31, 2024, the net value of Mezzanine Equity amounted to $77,708,258, including the amount of $606,444 of deemed dividend on the Series D Preferred Shares in the year ended December 31, 2024. During the year ended December 31, 2024, the Company paid to Toro a dividend amounting to $2,500,000 on the Series D Preferred Shares, and the accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $687,500.

As of December 31, 2025, the net value of Mezzanine Equity amounted to $80,714,075, including the amount of $3,005,817 of deemed dividend on the Series D Preferred Shares in the year ended December 31, 2025. During the year ended December 31, 2025, the Company paid to Toro a dividend amounting to $4,597,222 on the Series D Preferred Shares, and the accrued amount for the period from October 15, 2025 to December 31, 2025 (included in the dividend period ended January 14, 2026) amounted to $1,069,444.

Issuance and Full Redemption of Series E Preferred shares to Toro

On September 29, 2025, the Company issued 60,000 Series E Cumulative Perpetual Convertible Preferred Shares with a stated value of $1,000 per share, to Toro, for total gross proceeds of $60.0 million. Refer to Note 4 for further details.

The Series E Preferred Shares had been classified in Mezzanine equity during the year ended December 31, 2025, as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer, has significant influence in Castor and is also the controlling shareholder of Toro, can effectively determine the timing of the redemption of the Series E Preferred Shares.

(d)	Accumulated other comprehensive income

Accumulated Other Comprehensive Income (AOCI) consists of foreign currency translation amounts that relate to accumulated foreign currency losses as a result of translation of the financial statements into US Dollars as the presentation currency. In addition, AOCI includes the effective portion of the gain or loss on the hedging instrument which will be reclassified into earnings when the hedged transaction affects earnings.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Equity Capital Structure (continued):

(e)	Non-controlling interests

Non-controlling interests (NCI) represent ownership stakes in subsidiaries that are less than 100% owned. Changes in NCI during the reporting period are due to allocation of the consolidated income statement and other comprehensive income between the parent company and the NCI.

During the year ended December 31, 2025, MPC Capital declared total dividends of $10,975,490. Of this amount, $8,127,292 (representing Castor’s share in MPC Capital) was paid to Castor and eliminated upon consolidation. The remaining $2,848,198 was distributed to noncontrolling shareholders and is reflected as a reduction of noncontrolling interests in the consolidated statements of shareholders’ equity and mezzanine equity.

During the year ended December 31, 2025, the Company decreased its ownership interest in MPC Capital from 74.09% to 73.96%. The transaction was accounted for as an equity transaction. As a result, the Company recorded an adjustment of $49,597 to additional paid-in capital and $349,504 to noncontrolling interests. No gain or loss was recognized in the consolidated statements of comprehensive income.

Furthermore, the former subsidiaries MPC ECOBOX OPCO 1 Beteiligungs GmbH & Co. KG, Hamburg, and MPC ECOBOX OPCO 2 Beteiligungs GmbH & Co. KG, Hamburg, were merged with the wholly owned subsidiary MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg, in the year ended December 31, 2025. Prior to the merger, the non-controlling interests in MPC ECOBOX OPCO 1 Beteiligungs GmbH & Co. KG, Hamburg and MPC ECOBOX OPCO 2 Beteiligungs GmbH & Co. KG, Hamburg received distributions amounting to $353,243 for their interest in the entities.

16.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, accrued charter revenue, investments in equity securities, investments in debt securities, equity investments, an investment in related party, derivative assets and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies), derivative liabilities, long-term debt and financial liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies), accrued charter revenue and accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. Amounts due from and to related parties, accounts receivable trade, net, and accounts payable are considered Level 2 items of the fair value hierarchy.

Investment in equity securities: The carrying value reported in the accompanying consolidated balance sheets for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined through quoted prices in an active market.

Investment in debt securities: The carrying amounts of investments in debt securities presented in the accompanying consolidated balance sheets are reported at amortized cost for securities classified as held-to-maturity and at fair value for securities classified as trading. The fair value of the investment in debt securities (Note 14), is determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as it is determined through quoted prices in an active market.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Financial Instruments and Fair Value Disclosures (continued):

The fair value of the Company’s investment in debt securities at December 31, 2025 is as follows:

	Carrying amount	Fair value
Held to maturity debt securities	$750,000	$760,658
Trading debt securities	554,924	554,924
Total	$1,304,924	$1,315,582

Equity investments: The Company, though its majority owned subsidiary MPC Capital, holds minority interests in entities that invest in vessels and renewable energy assets. If a quoted market price in active market is not available, generally, net asset value (“NAV”) is applied if applicable as permitted under ASC 820. The NAV is determined based on third-party valuations of the underlying assets. These valuations typically employ income-based and market-based approaches, depending on the asset type. These investments are generally illiquid and the Company has no redemption rights. A sale of the investments is considered unlikely. While there is no active market for the Company’s ownership interests and NAV may not be immediately realizable through sale of the shares, it is expected that the proceeds from the eventual sale of the underlying assets held by the investee entities will approximate the NAV attributed to the Company’s ownership interest. The fair value of the investment as of December 31, 2025, is considered to be equal to its carrying amount. As of December 31, 2024 and 2025, $0 and $828,558 impairment losses were recognized, respectively, included in ‘Gain / (loss) on equity securities’ in the consolidated statements of comprehensive income. The recorded impairment loss in the amount of $828,558 is attributable to the unwinding of investment structures.

Long-term debt (including related party long term debt) and financial liabilities: The credit facilities discussed in Note 4 and Note 12 include both variable and fixed-rate loans. Variable-rate loans have a recorded value that is a reasonable estimate of their fair value due to their interest rates and are thus considered Level 2 items in accordance with the fair value hierarchy as EURIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans. The carrying value of financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the financial liabilities bear interest at floating interest rate.
Two of the term loans carry a fixed interest rate until 2032 and a variable interest rate based on EURIBOR thereafter. These were subject to fair value measurement as part of the acquisition price allocation (see Note 8) and only minor changes in the market interest rates during the reporting period occurred. Their carrying amount is a reasonable estimate of the fair value.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2024 and 2025.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Financial Instruments and Fair Value Disclosures (continued):

Derivative contracts – recurring measurements
The company enters into forward and options agreement to hedge against foreign currency risks. Furthermore, the Company entered into interest rate swaps to mitigate the interest rate risk arising from variable interest rates on long-term debt. As of December 31, 2024 and 2025, derivatives can be analyzed as follows:

	Year ended December 31, 2024
	Derivatives assets (current)		Derivatives liabilities (current)
	Fair Value	Nominal Value	Fair Value	Nominal Value
Hedge accounting	$0	$0	$245,602	$5,213,093
Economic hedging	1,107,832	23,106,020	1,143,940	26,978,664
Total	$1,107,832	$23,106,020	$1,389,542	$32,191,757

		Year ended December 31, 2025
		Derivatives assets		Derivatives liabilities
	Location	Fair value	Nominal value	Fair value	Nominal value
Hedge accounting
Foreign exchange forwards & options	Current	$235,260	$8,214,496	$–	$–
Economic hedging
Foreign exchange forwards & options	Current	310,370	16,815,826	185,327	5,264,389
Interest rate swaps	Non-current assets	710,802	12,147,018	—	—
Total		$1,256,432	$37,177,340	$185,327	$5,264,389

All of the derivative assets and liabilities are measured at fair value classified in Level 2 within the fair value hierarchy. Economic hedging refers to the use of derivatives to mitigate risk without applying hedge accounting. The amount reported in accumulated other comprehensive income at the reporting date will be reclassified into earnings within the next 12 months. During the year ended December 31, 2025, the following realized and unrealized gains and losses were recognized:

Realized and unrealized gains and losses	Year ended December 31, 2024(1)	Year ended December 31, 2025
Realized gains and losses	$—	$(87,490)
Foreign exchange forwards & options	—	(87,490)
Unrealized gains and losses	(20,342)	1,028,397
Foreign exchange forwards & options	(20,342)	345,937
Interest rate swaps	—	682,460
Total gain/(loss)	$(20,342)	$940,907

(1)	Results for the year ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

Realized and unrealized gains and losses on foreign exchange forwards & options are included in Foreign exchange gains/(losses) in the consolidated statement of comprehensive income. The unrealized gain on interest rate swaps is included in Other, net in the consolidated statement of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Financial Instruments and Fair Value Disclosures (continued):

Assets measured at fair value on a non-recurring basis:

As of December 31, 2024, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis was based on the memorandum of agreement price and was categorized based upon the fair value hierarchy. This consisted of the M/V Ariana A, having a carrying value of $19,799,521 (including unamortized deferred charges), which was recorded at a fair value less cost to sell of $ 16,170,000, resulting in loss of $ 3,629,521 (Note 7).

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels	$16,500,000	-	$16,500,000	-
Total	$16,500,000	-	$16,500,000	-

As of December 31, 2025,  none of the Company’s vessels were measured at fair value on a non-recurring basis.

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

17.	Leases

The Company has entered into non-cancellable operating leases for offices and vehicles. Lease cost recognized in the Company’s consolidated statements of income is summarized as follows:

	Year ended December 31, 2024(1)	Year ended December 31, 2025
Operating lease costs	54,914	$1,353,193
Total lease cost:	54,914	$1,353,193

(1)	Results for the year ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

There were no cash payments during the year ended December 31, 2024. Cash paid for operating leases amounted to $1,353,193 for the year ended December 31,2025.

Other information about lease amounts recognized in the consolidated financial statements, as of December 31, 2024 and 2025, is as follows:

Year ended December 31, 2024
Weighted-average remaining lease term – 6.44 years
Weighted-average discount rate – 2.15%
Year ended December 31, 2025
Weighted-average remaining lease term – 5.31 years
Weighted-average discount rate – 2.12%

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Leases (continued):

The following table depicts the undiscounted cashflow on an annual basis of each of the next five years and the sum for all the years thereafter:

Year ended December 31, 2025
1 year	$1,353,449
1-2 years	1,321,639
2-3 years	1,308,803
3-4 years	1,308,803
4-5 years	1,308,803
5+ years	1,308,803
Total undiscounted cashflow	7,910,300
Interest	(492,674)
Lease Liability as of December 31, 2025	$7,417,626

The Company subleases parts of its offices. The income received during the years ended December 31, 2024 and 2025 amounts to $0 and  $1.0 million, respectively, and are included in revenues in the consolidated comprehensive income statement.

18.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed (except as disclosed under Note 18(b) and Note 18(c)), or for which a provision should be established in the accompanying consolidated financial statements.

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

(a)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2025. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI-linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending December 31,	Amount
2026	$20,682,680
Total	$20,682,680

For the Lease commitments refer to Note 17.

In addition, the Company has payment commitments of $2.5 million for the use of land related to Energiepark Heringen-Philippsthal WP HP GmbH & Co. KG.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Commitments and Contingencies (continued):

(b)	Claims

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

In addition, the Company included in the claim both the damages that it has suffered due to the unlawful breach of MoA by the buyers as well as all the related expenses it has incurred due to the buyers’ default under the MoA. As of December 31, 2024 and 2025, the Company has included the amount of $115,000 in ‘Prepaid expenses and other assets’ in the accompanying consolidated balance sheets.

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

The Company recognized further provisions in the amount of approximately $3.8 million and $1.7 million as of December 31, 2024 and 2025, respectively, for various circumstances involving uncertainty if it was probable that an outflow of resources will be required to settle the obligations and the amount of the losses was reasonably estimable.

A provision of approximately $1.2 million and contingent liabilities (under the push down accounting, see Note 8) of approximately $2.7 million were recognized for possible losses with respect to disputes including legal proceedings concerning potential prospectus errors for closed-end funds placed by the Company in the past that could have causal effect on the individual investor’s decision. Contingencies are included in ‘Accrued Liabilities’ in the accompanying consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.	Earnings Per Common Share:

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the years ended December 31, 2023, 2024 and 2025, the effect of the warrants outstanding during each such period and as of each such date, would be antidilutive, hence they were excluded from the computation of diluted earnings per share. For the purpose of calculating diluted earnings per common share for the years ended December 31, 2023, 2024 and 2025, the weighted average number of diluted shares outstanding includes the conversion of outstanding Series D Preferred Shares (Note 15) calculated with the “if converted” method by using the average closing market price over the reporting period from August 7, 2023 (the date of their issuance) to December 31, 2023, by using the average closing market price over the reporting period from January 1, 2024 to December 31, 2024 and the average closing market price over the reporting period from December 12, 2024 (the date of the additional Series D issuance) to December 31, 2024, and by using the average closing market price over the reporting period from January 1, 2025 to December 31, 2025, respectively. In addition, MPC Capital, a subsidiary of the Company, has granted share-based compensation to certain members of key management. The dilutive effect of these awards is reflected in diluted earnings per share using the treasury stock method. Furthermore, potential common shares issued by MPC Capital are included in the determination of diluted earnings per share through their impact on MPC Capital’s diluted earnings, which are incorporated into the consolidated results based on the Company’s ownership interest in MPC Capital.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.	Earnings Per Common Share (continued):
The components of the calculation of basic and diluted earnings per common share are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Net income from continuing operations, net of taxes	21,303,156	15,304,934	21,542,163
Net income from discontinued operations, net of taxes	17,339,332	—	—
Less: Net income attributable to non-controlling interest in subsidiaries	—	(685,938)	(2,273,340)
Net income attributable to Castor Maritime Inc.	$38,642,488	$14,618,996	$19,268,823
Less: Dividend on Series D Preferred Shares	(1,020,833)	(2,645,833)	(4,979,167)
Less: Deemed dividend on Series D Preferred Shares	(196,296)	(606,444)	(3,005,817)
Less: Dividend on Series E Preferred Shares	—	—	(189,583)
Less: Deemed dividend on Series E Preferred Shares	—	—	(168,629)
Less: Deemed dividend on warrants repurchased	(444,885)	—	—
Add: Deemed contribution from Series D preferred shareholders	—	22,437,675	—
Net income available to common shareholders, basic	36,980,474	33,804,394	10,925,627
Dividend on Series D Preferred Shares	1,020,833	2,645,833	4,979,167
Deemed dividend on Series D Preferred Shares	196,296	606,444	3,005,817
Dividend on Series E Preferred Shares	—	—	189,583
Deemed dividend on Series E Preferred Shares	—	—	168,629
Deemed contribution from Series D preferred shareholders	—	(22,437,675)	—
Effect of subsidiary share based expense on diluted EPS	—	—	(30,521)
Net income attributable to common shareholders, diluted	38,197,603	14,618,996	19,238,302
Weighted average number of common shares outstanding, basic	9,571,045	9,662,354	9,662,354
Effect of dilutive shares	12,382,788	29,082,896	43,990,556
Weighted average number of common shares outstanding, diluted	21,953,833	38,745,250	53,652,910

Earnings per common share, basic, continuing operations	$2.05	$3.50	$1.13
Earnings per common share, diluted, continuing operations	$0.95	$0.38	$0.36
Earnings per common share, basic, discontinued operations	$1.81	$—	$—
Earnings per common share, diluted, discontinued operations	$0.79	$—	$—
Earnings per common share, basic, Total	$3.86	$3.50	$1.13
Earnings per common share, diluted, Total	$1.74	$0.38	$0.36

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
20.	Revenues

(a) Vessel Revenues:

The following table includes the vessel revenues earned by the Company in each of the years ended December 31, 2023, 2024 and 2025, as presented in the accompanying consolidated statements of comprehensive income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Time charter revenues	97,515,511	65,069,003	42,180,126
Pool revenues	—	—	4,060,766
Total Vessel revenues	$97,515,511	$65,069,003	$46,240,892

For the years ended December 31, 2023 and 2024, the Company generated its revenues exclusively from time charters. For the year ended December 31, 2025, the Company generated its revenues from both time charters and pool arrangements.

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

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
20.	Revenues (continued):

(b) Revenue from services

The following table represents a disaggregation of revenue from contracts with customers by type of service:

	Year ended December 31, 2024(1)	Year ended December 31, 2025
Ship Management	$838,809	$15,892,543
Management Services	309,259	9,072,952
Transaction Services	212	7,284,296
Other Revenue	26,096	3,323,722
Total Revenue from services	$1,174,376	$35,573,513

The following table represents a geographical disaggregation of revenue:

	Year ended December 31, 2024(1)	Year ended December 31, 2025
Germany	$850,942	$27,248,342
The Netherlands	102,799	2,092,239
China (Hong Kong)	112,528	4,008,223
Singapore	39,121	1,009,340
Panama	67,174	1,169,968
Colombia	1,812	45,401
Total revenue from services	$1,174,376	$35,573,513

(1)	Results for the year ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

21.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2023	2024	2025
Crew & crew related costs	21,790,625	13,628,346	10,310,139
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	10,387,925	6,483,757	4,482,264
Lubricants	2,748,208	1,526,632	1,067,055
Insurances	3,503,257	2,193,393	1,611,418
Tonnage taxes	872,702	583,738	434,897
Other	2,610,911	1,772,907	1,235,143
Total Vessel operating expenses	$41,913,628	$26,188,773	$19,140,916

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
21.	Vessel Operating Expenses and Voyage Expenses (continued):

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2023	2024	2025
Brokerage commissions	1,900,940	1,323,613	275,635
Brokerage commissions- related party	1,274,384	1,170,615	1,566,628
Port & other expenses	615,838	1,561,112	1,944,575
Bunkers consumption	1,114,356	319,231	257,305
(Gain) / loss on bunkers	146,710	(125,715)	34,524
Total Voyage expenses	$5,052,228	$4,248,856	$4,078,667

22.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Non-executive directors’ compensation	$72,000	$126,000	$126,000
Director fees (subsidiaries)	—	4,691	233,268
Audit fees	249,217	243,618	2,303,026
Professional fees and other expenses	2,261,154	2,478,250	7,399,977
Personnel expenses	—	155,733	4,350,774
Office and IT expenses (including rent)	—	60,987	1,433,846
Share based compensation	—	9,494	242,571
MPC Capital acquisition-related costs (including $4,471,595 to related parties for the year ended December 31, 2024, Note 4(a))	—	7,017,535	—
Administration fees-related party (Note 4(a))	3,099,000	3,247,570	3,340,334
Total	$5,681,371	$13,343,878	$19,429,796

23.	Cost of revenue from services:

Cost of revenue from services includes the following:

	Year ended December 31, 2024(1)	Year ended December 31, 2025
Personnel expenses	$(972,332)	(13,871,382)
Rental expenses	—	(1,808,558)
Purchased services	(145,144)	(1,181,108)
Commissions	—	(899,317)
Other expenses	—	(4,356,076)
Total cost of revenue from services	$(1,117,476)	(22,116,441)

(1)	Results for the year ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

24.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Interest on long-term debt and financial liabilities	$9,826,795	$3,685,040	$1,269,578
Interest on long-term debt – related party (Note 4 (e))	—	364,205	1,771,836
Amortization and write-off of deferred finance charges	888,523	810,000	213,502
Other finance charges (including $0, $417,623 and $1,003,624 to related parties for the year ended December 31, 2023, 2024 and 2025, respectively, Note 4(a))	544,325	1,227,110	1,716,812
Total	$11,259,643	$6,086,355	$4,971,728

25.	Income Taxes:

Castor and certain of its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands but are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses’ in the accompanying consolidated statements of comprehensive income.

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

In the Company’s case, it would have satisfied the Publicly-Traded Test if its common shares represented more than 50% of the voting power of its stock, and it can establish that nonqualified shareholders cannot exercise voting control over the corporation because qualified shareholders control the non-traded voting stock. To that respect, the Company believes its stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations, satisfies the intent and purpose of the exemption. This position is uncertain and was disclosed to the Internal Revenue Service when the Company filed its U.S. tax returns for 2024. It will be disclosed again when the Company files its U.S. tax returns for 2025.

Because the position stated above is uncertain, the Company has recorded provisions of $177,794, $113,915 and $98,890 for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and December 31, 2025, respectively.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
25.	Income Taxes (continued):

Moreover, income tax expense includes foreign withholding taxes on dividend income of $542,765 for the year ended December 31, 2025.

Income Taxes relating to MPC Capital

During the years ended December 31, 2024 and 2025, the income before taxes for the asset management segment of the Company is mostly generated in Germany. A summary of the provision for income taxes is as follows:

	December 31, 2024	December 31, 2025
Corporate Income tax	$3,951,121	1,272,361
Trade tax	2,475,095	2,059,361
Other	216,672	146,615
Total provision for income taxes	$6,642,888	3,478,337

The income tax receivable on the face of the consolidated balance sheet is due to refundable withholding taxes on profit distributions in the amount of $11,018,000 and $14,141,910 as of December 31, 2024 and 2025, respectively.

The significant components of income tax expense are as follows:

2025
Current tax expense (or benefit)	$1,519,534
Deferred tax expense (or benefit)	(1,009,194)
Total tax expense	$510,340

For the period from December 16, 2024 to December 31, 2024, total tax expense amounted to $20,073. The following table presents disclosure requirements newly adopted on a prospective basis.

The income tax expense (or benefit) is disaggregated as follows:

2025
Federal (CIT)	$(892,032)
State and local (TT)	698,644
Foreign	733,518
Other	(29,790)
Total tax expense	$510,340

The local income taxes relate mainly to the Free and Hanseatic City of Hamburg, one of the federal states of the Federal Republic of Germany.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
25.	Income Taxes (continued):

Effective Income Tax Rate Reconciliation

A reconciliation of the German statutory income tax rate to the actual effective income tax rate is provided below:

	2025
	%	USD
German statutory corporate income tax rate	15.83	$1,170,375
State and local income tax	9.45	698,644
Foreign tax effects	(4.17)	(308,674)
Changes in valuation allowances	2.70	199,351
Nontaxable or nondeductible items	(5.84)	(432,014)
Adjustments to prior year tax estimates	(11.58)	(856,193)
Other	0.53	38,851
Effective income tax rate	6.92	$510,340

2024
German statutory income tax rate	32.28%
Tax rate differentials	(30.55%)
Other	(0.93%)
Effective income tax rate	0.80%

State and local income tax results from trade tax are mainly levied by the Free and Hanseatic City of Hamburg.

Tax nontaxable items are related to dividend payments and capital gains from corporate companies which are in principle not subject to taxation (avoidance of double taxation burdens at the corporate level in chains of companies).

Deferred Taxes

The significant components of the Company`s deferred tax account balances are as follows:

	December 31, 2024	December 31, 2025
Deferred tax assets
Receivables due from related parties	$2,599,889	$2,004,466
Right of Use Assets	2,508,472	2,237,527
Intangible assets	1,779,153	2,813,526
Provisions	1,481,197	1,126,281
Prepaid expenses and other assets	1,057,998	785,355
Other	478,864	120,166
Loss carrying forwards	-	2,329,454
Total deferred tax assets	9,905,573	11,416,775
Valuation allowances	(2,241,536)	(3,541,310)
Deferred tax assets, net of valuation allowances	7,664,037	7,875,465
Offsetting	(5,824,534)	(5,276,138)
Deferred tax assets, net of valuation allowances per balance sheet	$1,839,503	$2,599,327

Deferred tax liabilities
Property, plant and equipment	$-	$243,713
Equity instrument investments	5,757,950	6,583,988
Intangible assets	5,278,366	5,867,921
Lease liabilities	2,508,472	2,237,527
Long-term debt	-	515,900
Other	376,129	423,319
Total deferred tax liabilities	13,920,917	15,872,368
Offsetting	(5,824,534)	(5,276,138)
Deferred tax liabilities per balance sheet	$8,096,383	$10,596,230

Net deferred tax liabilities	$6,256,880	$7,996,903

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

The Company files income tax returns in Germany, the Netherlands, Panama and Colombia and is subject to examinations by tax authorities. The Company believes that its income tax reserves are adequately maintained. However, the final determination of the Company tax returns, if audited, is uncertain and therefore there is a possibility for a change of the Company`s estimate in the future. There were no unrecognized tax benefits as of December 31, 2024 and 2025, and there were no changes in the reporting periods. The Company accrues interest and penalties related to underpayment of income taxes within the provision for income taxes.

26.	Share-based compensation

The options were granted to management and key employees of MPC Capital in 2024 and are subject to market and performance conditions as well as a service condition of four years. The remaining term of the options granted is derived from the contractual terms and the grant date of the options. The risk-free rate for periods within the contractual life of the option is based on zero-coupon bond risk-free rates generated using the Svensson model and yield curve data provided by the German Central Bank in effect at the time of grant. The grant-date fair value was $2.25 per option.

Long-term incentive program
Expected volatility	43.21%
Expected dividend yield	6.6%
Expected term (in years)	4.5
Risk-free rate	2.5%

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
26.	Share-based compensation (continued)

Options	Number of options (in thousands)	Weighted average exercise price (Euro)	Weighted average remaining contractual term (Years)	Aggregate intrinsic value (USD, in thousands)
Outstanding at December 16, 2024	450	1
Granted	—	1
Exercised	—	1
Forfeited or expired	—	1
Outstanding at December 31, 2024	450	1	4.5	$2,015
Exercisable at December 31, 2024	—	—	—	—
Granted	—	1
Exercised	—	1
Forfeited or expired	(10)	1
Outstanding at December 31, 2025	440	1	3.5	$2,341
Exercisable at December 31, 2025	—	—	—	—

As of December 31, 2024, and 2025, total unrecognized compensation cost was $815,000 and $644,000, respectively, and was related to nonvested share-based compensation arrangements granted under the employee share option agreements of MPC Capital. That cost is expected to be recognized over a weighted-average period of 2.5 years. For the years ended December 31, 2024 and 2025, the Company recognized expenses in the amounts of $9,494 and  $242,571 in the consolidated statement of comprehensive income. No options were exercised, and no cash was paid out during the years ended December 31, 2024 and 2025.
27.	Segment Information:

Following the acquisition of the MPC Capital on December 16, 2024, the Company determined that it operated in three reportable segments, from two segments that operated as of December 31, 2023: (i) the dry bulk segment (ii) the containership segment and (iii) the asset management segment. These reportable segments reflect the Company’s internal organization and the way its chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling differ in important respects. MPC Capital provides asset management services and it does not have similar economic characteristics to the other two segments. We do not disclose geographic information relating to our dry bulk and container ship segments because when we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For the asset management disclosure of geographic information refer to Note 20.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
27.    Segment Information (continued):
The table below presents information about the Company’s reportable segments as of and for the years ended December 31, 2023, 2024 and 2025. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income from operations.

	Year ended December 31, 2023			Year ended December 31, 2024				Year ended December 31, 2025
	Dry bulk segment	Container ship segment	Total	Dry bulk segment	Container ship segment	Asset management segment (1)	Total	Dry bulk segment	Container ship segment	Asset management segment	Total
- Time charter revenues	$82,996,018	$14,519,493	$97,515,511	$49,704,809	15,364,194	$—	$65,069,003	$32,098,726	$10,081,400	$—	$42,180,126
- Pool revenues	—	—	—	—	—	—	—	4,060,766	—	—	4,060,766
- Revenue from services	—	—	—	—	—	1,174,376	1,174,376	—	—	35,573,513	35,573,513
Total revenues	$82,996,018	$14,519,493	$97,515,511	$49,704,809	$15,364,194	$1,174,376	$66,243,379	$36,159,492	$10,081,400	$35,573,513	$81,814,405
Voyage expenses (including charges from related party)	(4,425,879)	(626,349)	(5,052,228)	(3,142,501)	(1,106,355)	—	(4,248,856)	(3,292,629)	(786,038)	—	(4,078,667)
Vessel operating expenses	(36,876,772)	(5,036,856)	(41,913,628)	(21,531,189)	(4,657,584)	—	(26,188,773)	(16,305,854)	(2,835,062)	—	(19,140,916)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)	—	—	—	—	—	(1,117,476)	(1,117,476)	—	—	(22,116,441)	(22,116,441)
Management fees to related parties	(6,469,699)	(697,698)	(7,167,397)	(3,956,453)	(852,149)	—	(4,808,602)	(3,493,801)	(528,206)	—	(4,022,007)
Depreciation and amortization	(16,689,989)	(5,386,842)	(22,076,831)	(9,593,639)	(5,330,681)	(112,686)	(15,037,006)	(9,586,004)	(1,460,696)	(3,713,387)	(14,760,087)
(Provision)/ recovery of provision for doubtful accounts	—	—	—	(4,823)	—	—	(4,823)	—	—	1,640,626	1,640,626
General and administrative expenses (2)	—	—	—	—	—	(345,466)	(345,466)	—	—	(10,846,239)	(10,846,239)
Net gain / (loss) on sale of vessels	6,383,858	—	6,383,858	19,298,394	—	—	19,298,394	(2,086,086)	80,766	—	(2,005,320)
Loss on vessels held for sale	—	—	—	—	(3,629,521)	—	(3,629,521)	(5,554,777)	—	—	(5,554,777)
Gain from a claim	—	—	—	1,418,096	—	—	1,418,096	—	—	—	—
Net gain on disposition of assets	—	—	—	—	—	158,440	158,440	—	—	309,680	309,680
Net loss from equity method investments	—	—	—	—	—	—	—	—	—	(326,123)	(326,123)
Net gain / (loss) from equity method investments at fair value	—	—	—	—	—	2,687,236	2,687,236	—	—	(13,972,725)	(13,972,725)
Segments operating income/(loss)	$24,917,537	$2,771,748	$27,689,285	$32,192,694	$(212,096)	$2,444,424	$34,425,022	$(4,159,659)	$4,552,164	$(13,451,096)	$(13,058,591)
Interest and finance costs			(10,883,521)				(4,636,880)				(1,629,128)
Interest income			2,631,798				4,098,120				957,420
Foreign exchange (losses)/gains			(84,127)				9,131				(591,347)
Unallocated net gain from equity method investments at fair value			—				—				3,217,390
Less: Unallocated corporate general and administrative expenses			(5,681,371)				(12,998,412)				(8,583,557)
Less: Corporate Interest and finance costs			(376,122)				(1,449,475)				(3,342,600)
Less: Corporate Interest income			578,088				2,784,599				955,110
Less: Corporate exchange (losses)/ gains			(8,618)				(170,273)				170,977
Dividend income on equity securities			1,312,222				6,692,418				3,415,291
Dividend income from related party			1,166,667				1,423,332				1,361,112
Gain on debt securities			—				—				4,069
Gains / (losses) on equity securities			5,136,649				(14,738,660)				16,871,867
Dividend income from equity method investments, measured at fair value (3)			—				—				17,967,315
Other, net			—				—				4,692,704
Net income from continuing operations, before taxes			$21,480,950				15,438,922				22,408,032
Net income from discontinued operations, before taxes			17,513,269				—				—
Net income, before taxes			$38,994,219				$15,438,922				$22,408,032

(1)	Results for the year ended December 31, 2024 for the asset management segment reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

(2)	In accordance with ASC 280 Segment Reporting, the Company has included general and administrative expenses as a separately disclosed expense line item within the asset management segment. General and administrative expenses of MPC Capital are directly attributable to, and incurred solely in connection with, the operations of the asset management segment and do not include any allocated or shared corporate expenses. These expenses represent a significant component of the asset management segment’s operating results and are regularly provided to and reviewed by the CODM in assessing segment performance and making resource allocation decisions. General and administrative expenses of the asset management segment were not separately disclosed in prior periods as the amounts were not considered significant. As they have become significant to the asset management segment in the year ended December 31, 2025, the Company has elected to present this expense category separately. In accordance with ASC 280-10-50-29, comparative segment information for the year ended December 31, 2024 has been recast to conform to the current year presentation. The recast of the comparative period did not result in any change to previously reported assets, or consolidated results.

(3)
The CODM evaluates the performance of each operating segment using segment operating income as the primary measure of profitability. In addition to the metrics that comprise segment operating income, the CODM also currently reviews dividend income from equity method investments measured at fair value in connection with the assessment of the asset management segment's performance, which amounted to $15,796,255 for the year ended December 31, 2025. Such dividend income is not included in the measure of segment operating income but is considered by the CODM as supplemental information when allocating resources and evaluating the results of the asset management segment.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
27.    Segment Information (continued):
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2024 and 2025, is as follows:

	As of December 31, 2024	As of December 31, 2025
Dry bulk segment	$194,561,173	$164,200,986
Containership segment	54,030,862	16,926,037
Asset management segment (1)	308,393,047	331,442,985
Cash and cash equivalents (2)	53,677,612	110,624,550
Prepaid expenses and other assets (2)	186,714,227	174,163,883
Total consolidated assets	$797,376,921	$797,358,441

(1)
The asset management segment contains the amounts of $50,503,722 and $50,045,840 in equity method investments for the years ended December 31, 2024 and 2025, respectively, and the amount of $115,455,048 and $112,923,194 in equity method investments measured at fair value for the years ended December 31, 2024 and 2025, respectively,

(2)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

28.	Subsequent Events:

(a)
Dividend on Series D Preferred Shares: On January 15, 2026, the Company paid to Toro a dividend (declared on December 30, 2025) amounting to $1,250,000 on the Series D Preferred Shares for the dividend period from October 15, 2025 to January 14, 2026. On April 15, 2026, the Company paid to Toro a dividend (declared on March 30, 2026) amounting to $1,250,000 on the Series D Preferred Shares for the dividend period from January 15, 2026 to April 14, 2026.

(b)
Sale and leaseback transaction M/V Magic Perseus:  On December 29, 2025, the Company entered into a sale and leaseback agreement with an unaffiliated Japanese counterparty for the M/V Magic Perseus, a 2013-built Kamsarmax bulk carrier vessel, for an aggregate amount of $15,600,000. The vessel was delivered to its buyers on January 22, 2026 and on the same date the Company drew the respective amount.